
Metcash
TRADING LIMITED AUSTRALASIA

82-34788

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 61 2 9741 3000
FAX: 61 2 9741 3399
WEB: www.metcash.com

John Randall
Company Secretary




05007867

6th May 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

SUPPL



Dear Sir/Madam

Metcash Trading Limited File # 1.333-119838

Please find enclosed media/stock exchange announcements made to the Australian Stock Exchange since the acceptance by the SEC of the Company's ADR program.

Some of the filings relate to offers that exclude US residents and are provided for information only. This includes the following:

15 Dec 2004	Share Purchase Plan	21 Jan 2005	Offer to purchase Foodland Assoc. Ltd
21 Jan 2005	Press release re FAL offer	11 Feb 2005	ASX circular re Pro-rata offer of CULS
11 Feb 2005	Scheme Booklet	11 Feb 2005	Transaction Overview
11 Feb 2005	Prospectus for offer of CULS		

Please accept my apologies for not filing these documents with you earlier, but I will ensure all future filings are made on a timely basis. For your information, there has been no trading in the ADR's since commencement of the program.

Please let me know if I can be of further assistance.

Yours faithfully

John Randall
Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

H:\Letters\May 0605 to SEC Washington.doc


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

6th May 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Foodland Shareholder Mailout

Attached are copies of the following documents that have been mailed to Foodland Associated Limited shareholders:

- Covering letter
- Copy of 3rd May 2005 announcement on increased offer
- Notice of Variation
- Acceptance and Transfer form

Yours faithfully

John Randall
Company Secretary

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

5 May 2005

Dear Foodland Shareholder

As you may be aware, on 3 May 2005 Metcash announced a substantial increase to its offer for your Foodland Shares (**Revised Offer**).

At the same time as the Revised Offer, we outlined a series of positive developments in relation to our Offer that have occurred since we last wrote to you. Specifically, these relate to our proposal to separate Foodland New Zealand and return this business to you, which is now assured.

If you accept the Revised Offer, you can choose either the **Cash Alternative** or **Metcash A Share Alternative** as set out below. Further details of the equivalent value delivered under the Revised Offer are set out in the enclosed documents which we encourage you to read carefully.

	Cash Alternative		Metcash A Share Alternative	
	A$m	Per share	A$m	Per share
Foodland Australia				
Value of cash paid	1,007	$8.55	-	-
Value of 2.79 Metcash A Shares	-	-	1,065[1]	$9.04
Contingent Tax Receivable and Excess Cash to be transferred to Foodland New Zealand	43	$0.36	43	$0.36
Total Value for Foodland Australia	**1,050**	**$8.91**	**1,109**[2]	**$9.41**
	+		**+**	
Foodland New Zealand	**1 NZ Share**		**1 NZ Share**	

Notes:

1 Based on 2.79 Metcash A Shares and Metcash 30 day VWAP to 2 May 2005 of $3.24.

2 Column does not add due to rounding.

Based on the value attributed to Foodland New Zealand by Foodland's Independent Expert, Grant Samuel, of $16.16 to $17.77 per Foodland share, Metcash's Revised Offer results in total equivalent value per Foodland share of **$25.07 to $27.18**. This represents a significant premium of **between 31% and 41%** to Foodland's closing price on the day prior to the announcement of Metcash's bid on 6 December 2004 of $19.21 and is now firmly within the Foodland Independent Expert's valuation range of $24.86 to $27.33 per Foodland share.

Please find enclosed with this letter: (1) a copy of Metcash's announcement to the ASX dated 3 May 2005; (2) a notice of variation as required by the Corporations Act; and (3) a new acceptance form.

We encourage you to accept Metcash's Revised Offer.

If you have already accepted the offer, you may re-elect which form of consideration you wish to receive by returning a new acceptance form indicating your preference.

To accept Metcash's increased offer, you should return your Acceptance Form in the reply-paid envelope provided. The Offer is currently scheduled to close on **21 May 2005** (unless extended further).

Please contact our Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia) if you have any questions on the Metcash Offer.

Yours faithfully,



Andrew Reitzer
Chief Executive Officer

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

3 May 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

METCASH ANNOUNCES SIGNIFICANT INCREASE IN OFFER FOR FOODLAND AUSTRALIA AND ASSURES NEW ZEALAND SPIN-OFF

Metcash Trading Limited (**Metcash**) announced today a significant increase to its Takeover Offer (**Offer**) for Foodland Associated Limited's (**Foodland**) Australian wholesale and retail operations (**Foodland Australia**).

Metcash also today outlined a series of positive developments in relation to its Offer and in particular the spin-off of Foodland New Zealand. These developments include a proposal to establish a Task Force to facilitate and oversee the spin-off of Foodland New Zealand.

1. Significant Increase in Offer for Foodland Australia

Metcash has increased both its Cash and Scrip Offer for Foodland Australia (**Revised Offer**).

For each Foodland share, Metcash is now offering an increase in the Offer which is expected to deliver the following equivalent value to Foodland shareholders:

	Cash Alternative		Metcash A Share Alternative	
	A$m	Per share	A$m	Per share
Foodland Australia				
Value of cash paid	1,007	$8.55	-	-
Value of 2.79 Metcash A Shares	-	-	1,065[1]	$9.04
Contingent Tax Receivable and Excess Cash to be transferred to Foodland NZ	43	$0.36	43	$0.36
Total Value for Foodland Australia	**1,050**	**$8.91**	**1,109[2]**	**$9.41**
	+		+	
Foodland New Zealand	**1 NZ Share**		**1 NZ Share**	

Notes:

1 Based on 2.79 Metcash A Shares and Metcash 30 day VWAP to 2 May 2005 of $3.24.
2 Column does not add due to rounding.

In addition to a substantial increase in the price attributable to the underlying value of Foodland Australia, Metcash's Revised Offer reflects the incremental value attributable to the Surplus Assets identified in Foodland's Target's Statement. Based on information contained in Foodland's Target's Statement, Metcash has calculated the value of Surplus Assets within Foodland Australia to be $96.5 million[3]. This calculation of Surplus Assets excludes a contingent tax receivable of approximately $25 million and cash balance of $18 million[4] which Grant Samuel attributed to Foodland Australia (the **Excess Cash**). Metcash will now acquire and retain all of these Surplus Assets except for the contingent tax receivable and the Excess Cash.

Once Metcash completes the Offer, it will use all reasonable endeavours to recover the tax receivable, and will pay the net proceeds realised (proceeds net of recovery costs) to the separately listed Foodland New Zealand.

Metcash has relied on Grant Samuel's assessment of the Excess Cash as an asset surplus to the business in calculating the total value it is offering for Foodland Australia. To the extent the Excess Cash is not an operating asset of the Foodland Australia business and, therefore, genuinely a surplus asset of the Foodland Australia business, it will be transferred to Foodland New Zealand and will benefit existing Foodland shareholders through their shareholding in Foodland New Zealand.

Based on the value attributed to Foodland New Zealand by Foodland's Independent Expert, Grant Samuel, of $16.16 to $17.77 per Foodland share[5], **Metcash's Revised Offer results in equivalent total value per Foodland share of $25.07 to $27.18**. This represents a significant premium of between 31% and 41% to Foodland's closing price on the day prior to the announcement of Metcash's bid on 6 December 2004 of $19.21[6].

2. Revised Offer for Foodland Australia now within Grant Samuel's Valuation Range

Metcash's Revised Offer of $8.91 to $9.41 equivalent value per Foodland share is now firmly within the valuation range for Foodland Australia of $8.70-$9.56 per Foodland share derived by Foodland's Independent Expert, Grant Samuel.

The Revised Offer for Foodland Australia represents an increase of 24% over the existing Cash Alternative and 31% over the value of the Metcash A Share Alternative at the time of the announcement of the Offer.


Revised Offer for Foodland Australia
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
Foodland's
Independent Expert
Valuation Range
$8.70 - $9.56
$7.18
$8.91
$9.41
Increase
of 24%
Increase of
31%
Original Metcash Offer
Revised Cash Offer -
Equivalent Value
Revised Scrip Offer -
Equivalent Value

Notes:

3 Refer Attachment 1 for further details

4 Refer Grant Samuel Report pp 3 (Summary Section), 52, 59, and 75

5 Refer Grant Samuel Report p.3

6 Refer to Attachment 1 for details

3. Revised Offer is "a knockout price"

In announcing today's Revised Offer, Metcash Chief Executive Officer, Mr Andrew Reitzer said:

"As far as we are concerned we are paying a knockout price for Foodland Australia. With regard to Foodland New Zealand, it's business as usual, it will stay with Foodland shareholders via the issuance of NZ preference shares under our Offer and their subsequent conversion into shares in a separately listed Foodland New Zealand. This entity has been performing very strongly and should be strategically attractive to a number of local and international operators as well as capable of continuing as a listed entity in its own right."

4. Recent Discussions with Foodland

The significant increase in price for Foodland Australia follows confirmation from Metcash today that it had been in discussions with Foodland and its advisers, ABN Amro, in an attempt to progress the acquisition of Foodland Australia and achieve an outcome mutually beneficial to both Metcash and Foodland shareholders.

Recently, Metcash proposed a straight forward cash purchase of Foodland Australia at a substantial premium to the cash consideration of $846 million attributable under Metcash's original Offer.

Foodland communicated to Metcash that its proposal to acquire Foodland Australia, which was subject to limited due diligence, was unacceptable, as the separation and sale of Foodland Australia would carry adverse capital gains tax and stamp duty consequences. These adverse tax / stamp duty consequences do not arise under Metcash's Offer.

Metcash remains willing to work with Foodland in relation to a proposal that is in the interests of both companies' shareholders.

5. Positive Developments

Since Foodland released its Target Statement, there have been a number of positive developments in relation to Metcash's Offer, in particular the spin-off of Foodland New Zealand.

NZ spin-off now assured

Following the recent successful implementation of Metcash's Capital Reorganisation, the Foodland New Zealand separation and retention by Foodland shareholders is now assured. This is a critical element of Metcash's Offer as Foodland shareholders will be eligible to retain the full benefit of their better performing Foodland New Zealand business or participate in any premium for control, should a subsequent offer be made for that business by a strategic buyer.

NZ spin-off Task Force to be established

Metcash is committed to ensuring that the value of Foodland New Zealand is maintained before the separation is effected. To facilitate the separation, Metcash proposes to establish a special Task Force comprised of an equal number of representatives of each of Metcash and Foodland. This group will have the charter of ensuring that the separation and ultimate transfer of Foodland New Zealand occurs in a timely and equitable manner and will liaise with Foodland New Zealand's senior management team which will continue to run the business.

This initiative will ensure that any perceived uncertainty for Foodland shareholders regarding the manner in which Foodland New Zealand is separated and managed is eliminated.

Tax position of Foodland shareholders clarified with CGT rollover relief available

In Foodland's Target Statement, it stated that based on advice from its tax advisers, either the exchange of Foodland shares for Metcash A Shares and NZ Shares or the conversion of the NZ Shares into NZ Holdco shares would be a taxable capital gains tax event for Foodland shareholders. Foodland further noted that its Board had requested a Class Ruling from the Australian Tax Office (**ATO**) to clarify the tax consequences of the Metcash Offer.

Metcash also requested a Class Ruling from the ATO. Consistent with the disclosure made in Metcash's Bidder's Statement, Metcash has now received a draft class ruling from the ATO which confirms Metcash's view that:

- Foodland shareholders **will be entitled to capital gains tax rollover** in respect of the exchange of their Foodland Shares for Metcash A Shares and NZ Shares; and
- the Metcash A Shares and NZ Shares are "convertible interests" such that the subsequent conversion of those shares **will not trigger a taxable capital gain** for (former) Foodland shareholders.

The class ruling is expected to be published in the Commonwealth Gazette on 11 May 2005.

Whilst Metcash does not expect that there will be any material changes to the draft class ruling before it is finalised, the draft is subject to a final ATO review and cannot be relied upon until it is published by the ATO and notified in the Commonwealth Gazette.

Conclusion

In conclusion, Mr Reitzer said:

"Metcash remains committed to acquiring Foodland Australia and believes that its substantially improved Offer creates the best value for Foodland shareholders. We are (and Foodland shareholders should be) concerned about potential deterioration in the value of Foodland Australia under a more lengthy demerger scenario."

"We continue to believe that the best way for Foodland shareholders to maximise the value of their Foodland shares is for Foodland Australia to be sold to Metcash and for the market to determine the value of Foodland New Zealand. This sentiment is echoed by Foodland's own Independent Expert, Grant Samuel."

"Foodland's key institutional shareholders should communicate to the Foodland Board their desire for Foodland to sell Foodland Australia directly to Metcash or accept Metcash's Revised Offer. It's also now up to the Foodland Board to respond appropriately to an offer (and so far the only offer) in the middle of their own expert's valuation range."

"Metcash's Revised Offer is scheduled to close on 21 May 2005, unless extended. Metcash encourages Foodland shareholders to accept its Revised Offer as soon as possible. The sooner everyone accepts, the sooner the benefits will be realised for Foodland shareholders."

For Further Information Call:

Andrew Reitzer
Metcash Trading Limited
(612) 9741 3060

Tim Allerton
City PR
(02) 9267 4511

Attachment 1

Value Offered for Foodland Australia	Original Offer	Revised Offer	Increase	
Cash Alternative				
Value for Foodland Australia	$846m	$1,050m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$8.91	$1.73	24%
Metcash A Share Alternative				
Value for Foodland Australia	$846m	$1,109m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$9.41†	$2.23	31%

Total Per Share Value Offered for Foodland	Based on Revised Offer	
	Low	**High**
Cash Alternative		
Value for Foodland Australia	$8.91	$8.91
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.07	$26.68
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Cash Offer Premium	31%	39%
Metcash A Share Alternative		
Value for Foodland Australia	$9.41†	$9.41†
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.57	$27.18
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Scrip Offer Premium	33%	41%

Surplus Assets / Other Assets/Liabilities for FAL Australia	A$m	Source
Hedge Book	1.0	Grant Samuel Report p.65
Property	66.8	Grant Samuel Report p.65
Employee Loans	28.7	Grant Samuel Report p.66
	96.5	

† Based on Metcash 30 day VWAP to 2 May 2005 of $3.24.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED

ABN 61 000 031 569

4 NEWINGTON ROAD, SILVERWATER, NSW 2128 AUSTRALIA
PO BOX 6226, SILVERWATER BUSINESS CENTRE, NSW 1811 AUSTRALIA
PHONE: 02 9741 3000 FAX: 02 9741 3027 WEB: www.metcash.com

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company notices – subsections 650B(3) & 650D(1) Corporations Act 2001

Notices of variation and fresh election of consideration

To: Australian Securities and Investments Commission ("ASIC");

Foodland Associated Limited ("Foodland"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

Interpretation

Terms defined in the Bidder's Statement dated 21 January 2005 given by Metcash to Foodland have the same meaning when used in this notice.

Variation

Metcash gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it varies its Offer by improving the consideration offered under:

- the Cash Alternative by increasing the cash sum offered from $7.18 to $8.55 per Foodland Share; and
- the Metcash A Share Alternative by increasing the number of Metcash A Shares offered from 2.66 to 2.79 Metcash A Shares per Foodland Share, to which no further adjustment will be made under section 23.1(c) of the Bidder's Statement; and

2 the Offer is varied accordingly.

Source of additional consideration

The additional cash which would be payable under the Offer due to the increase is approximately $161m. This additional cash will be sourced from an increase to the Syndicated Facility.

ANZ has confirmed to Metcash that internal approval has been granted for this increase. Metcash and ANZ are in the process of amending the Syndicated Facility Agreement which was executed on 17 March 2005. The Syndicated Facility will be increased to $1,025m.

Fresh election of consideration

Metcash gives notice under subsection 650B(3) of the Corporations Act 2001 that Foodland Shareholders who have already accepted the Offer are entitled to re-elect which form of consideration they would prefer. If a Foodland Shareholder wishes to make this fresh election, the Foodland Shareholder must send in a new Acceptance Form indicating the new choice and do so within 1 month of receipt of this notice.

Lodgement with ASIC

A copy of this notice was lodged with the ASIC on 3 May 2005. ASIC takes no responsibility for the contents of this notice.

Dated 3 May 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.



John Randall
Company Secretary

ACCEPTANCE AND TRANSFER FORM

in respect of the Offer by Metcash Trading Limited (ABN 61 000 031 569) ("Metcash") to acquire all of your Foodland Associated Limited (ABN 13 008 667 650) ("Foodland") Shares.

THIS IS AN IMPORTANT DOCUMENT

IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR FINANCIAL OR LEGAL ADVISER IMMEDIATELY

STEP 1 – Check your details below

DUPLICATE FORM

Number of Foodland Associated Limited Shares you hold

HIN / SRN

Sub-register

STEP 2 – Choose Offer Consideration

Place a cross in either of the boxes to the right indicating which form of consideration you would like to receive from Metcash in exchange for your Foodland Shares. Place a cross in **ONE** box only.

IMPORTANT NOTE: IF YOU DO NOT MAKE AN ELECTION (E.G. IF YOU MARK BOTH BOXES OR NEITHER BOX) YOU WILL BE TAKEN TO HAVE CHOSEN THE CASH ALTERNATIVE.

OFFER CONSIDERATION

☐ **$8.55 cash and 1 NZ Share**
(CASH ALTERNATIVE)

OR

☐ **2.79 Metcash A Shares and 1 NZ Share**
(METCASH A SHARE ALTERNATIVE)

STEP 3 – For CHESS Holdings only

If your Foodland Shares are held on the CHESS Sub-register (see "Sub-register" above) to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker – and instruct them to accept the Offer on your behalf;
  (If you do that, you do not need to complete and return this Acceptance Form) **OR**
- If you want Metcash to contact your Controlling Participant on your behalf, write their details here and sign and return this form. By doing so you authorise Metcash to instruct your Controlling Participant to initiate acceptance of the Offer and to take all other steps necessary to cause acceptance of the Offer in accordance with the ASTC Settlement Rules.

BROKER DETAILS (CHESS HOLDINGS ONLY)

Your Broker's Name:	
Your Broker's Address:	
Your Broker's Telephone Number:	

STEP 4 – Sign as indicated below

Sign the form as indicated below and **return this form.** You must ensure that this form is received by Registries Ltd in sufficient time before the end of the Offer Period to enable Registries Ltd to instruct your Controlling Participant to effect acceptance of the Offer on CHESS during business hours.

I/We, the securityholder(s) named above, being the holder(s) of the ordinary shares in Foodland above:

(1) ACCEPT the Offer in respect of **ALL** of my/our Foodland Shares ("FAL Shares") as set out above and apply for NZ Shares and any Metcash A Shares to be issued to me under the Offer or to receive any cash under the Offer;

(2) TRANSFER the FAL Shares to Metcash (subject to the Offer being declared free from the conditions in clause 23.9 and 23.13 of the Offer or those conditions being fulfilled) and subject to the Metcash constitution.

(3) AUTHORISE Metcash, its officers and agents to correct any errors in or omissions from this Acceptance and Transfer Form to make it an effective acceptance of the Offer and enable registration of the transfer of the FAL Shares to Metcash; and

(4) *AGREE to be bound by the Metcash constitution and the terms and conditions of the Offer set out in Section 23 of the Bidder's Statement.*

Please refer overleaf for further instructions on how to complete this form

If this form is signed under power of attorney, the attorney declares that they have no notice of the revocation of the power of attorney.

Individual or Securityholder 1	**Securityholder 2**	**Securityholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

Please enter your telephone number where you may be contacted during business hours

Dated ___/___/200Telephone number:____.

Your acceptance must be received BEFORE the Offer closes. If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope. Your acceptance of the Offer must be received before 7.00pm (Sydney time) on 21 May 2005 (unless the Offer is withdrawn or extended).

How to complete this form and ACCEPT the Offer

If you have any queries about how to accept the Offer or how to complete this form, please call the Foodland Offer information line on 1300 766 010 (callers in Australia) or + 61 2 9240 7455 (callers outside Australia).

1. CHESS Holdings

(as indicated by "CHESS" appearing next to "Sub-register" on this Acceptance Form)

If your Foodland Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer. *You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this* Acceptance Form, follow the instructions below:

It is the responsibility of the eligible securityholder to allow sufficient time for their stockbroker or CHESS controlling participant to initiate acceptance on their behalf in accordance with ASTC Settlement Rule 14.14. However, you must ensure that this form is received in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours.

2. Issuer Sponsored Holdings

(as indicated by "Issuer Sponsored" appearing next to "Sub-register" on this Acceptance Form)

If your Foodland Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Foodland Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

3. Signature(s)

You must sign the form as follows in the space provided overleaf:

Joint Holding:	Where the securityholding is in more than one name all of the securityholders must sign	**Deceased Estate:**	All executors must sign and, if not already noted by the Metcash registry, a certified copy of Probate or Letters of Administration must accompany this form
Power of Attorney:	To sign under Power of Attorney, you must attach a certified copy of the Power of Attorney to this form when you return it. By signing this form under a Power of Attorney, you will have declared that you *have no notice of revocation of the power* and are able to further delegate power under it under the Bidder's Statement	**Companies**	This form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Additional Notes

1. **Power of Attorney** – if you sign this form under power of attorney, you must send a certified copy of the power with the form when you return it. *By signing this form under a Power of Attorney, you will have declared that you have no notice* of revocation of the power and are able to further delegate power under it under the Bidder's Statement.

2. **Sold all your Foodland Shares** – if you have sold all your Foodland Shares, please send this form and your Bidder's Statement to the stockbroker who acted on your behalf.

3. **Recently bought or sold Foodland Shares** – if you have recently bought or sold any Foodland Shares, your holding may differ from that shown on the front of this form. If so, please alter the number of Foodland Shares shown as your registered holding on the front of this form to the number of Foodland Shares you now hold (including any Foodland Shares of which you are entitled to become registered as holder), initial the alteration and indicate the name of the stockbroker who acted for you.

Information you supply on this Acceptance Form will be used by Metcash Trading Limited and Registries Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Metcash Trading Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you do not supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Registries Limited's privacy policy on its website www.registriesltd.com.au.

If you fill out and return this Acceptance Form by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period. If you deliver this Acceptance Form in person, it must be received at the delivery address shown below before the end of the Offer Period.

Postal address	**Delivery in person**
Registries Limited Foodland Associated Limited Offer Reply Paid 67 Royal Exchange NSW 1224	Registries Limited Foodland Associated Limited Offer Level 2, 28 Margaret Street SYDNEY NSW 2000

If the Acceptance Form is sent by mail, you may also use the enclosed reply paid envelope.

OFFER INFORMATION LINE

If you have any questions about how to complete this Acceptance Form, please telephone the Offer Information Line:

For Australian callers 1300 766 010 — For international callers +61 2 9240 7455

The *Corporations Act* makes it compulsory for all calls made to or received by the Offer Information Line to be recorded, indexed and stored.



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

3 May 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

METCASH ANNOUNCES SIGNIFICANT INCREASE IN OFFER FOR FOODLAND AUSTRALIA AND ASSURES NEW ZEALAND SPIN-OFF

Metcash Trading Limited (**Metcash**) announced today a significant increase to its Takeover Offer (**Offer**) for Foodland Associated Limited's (**Foodland**) Australian wholesale and retail operations (**Foodland Australia**).

Metcash also today outlined a series of positive developments in relation to its Offer and in particular the spin-off of Foodland New Zealand. These developments include a proposal to establish a Task Force to facilitate and oversee the spin-off of Foodland New Zealand.

1. Significant Increase in Offer for Foodland Australia

Metcash has increased both its Cash and Scrip Offer for Foodland Australia (**Revised Offer**).

For each Foodland share, Metcash is now offering an increase in the Offer which is expected to deliver the following equivalent value to Foodland shareholders:

	Cash Alternative		**Metcash A Share Alternative**	
	A$m	**Per share**	**A$m**	**Per share**
Foodland Australia				
Value of cash paid	1,007	$8.55	-	-
Value of 2.79 Metcash A Shares	-	-	1,065[1]	$9.04
Contingent Tax Receivable and Excess Cash to be transferred to Foodland NZ	43	$0.36	43	$0.36
Total Value for Foodland Australia	**1,050**	**$8.91**	**1,109[2]**	**$9.41**
	+		**+**	
Foodland New Zealand	**1 NZ Share**		**1 NZ Share**	

[1] Based on 2.79 Metcash A Shares and Metcash 30 day VWAP to 2 May 2005 of $3.24.
[2] Column does not add due to rounding.

In addition to a substantial increase in the price attributable to the underlying value of Foodland Australia, Metcash's Revised Offer reflects the incremental value attributable to the Surplus Assets identified in Foodland's Target's Statement. Based on information contained in Foodland's Target's Statement, Metcash has calculated the value of Surplus Assets within Foodland Australia to be $96.5 million[3]. This calculation of Surplus Assets excludes a contingent tax receivable of approximately $25 million and cash balance of $18 million[4] which Grant Samuel attributed to Foodland Australia (the **Excess Cash**). Metcash will now acquire and retain all of these Surplus Assets except for the contingent tax receivable and the Excess Cash.

Once Metcash completes the Offer, it will use all reasonable endeavours to recover the tax receivable, and will pay the net proceeds realised (proceeds net of recovery costs) to the separately listed Foodland New Zealand.

Metcash has relied on Grant Samuel's assessment of the Excess Cash as an asset surplus to the business in calculating the total value it is offering for Foodland Australia. To the extent the Excess Cash is not an operating asset of the Foodland Australia business and, therefore, genuinely a surplus asset of the Foodland Australia business, it will be transferred to Foodland New Zealand and will benefit existing Foodland shareholders through their shareholding in Foodland New Zealand.

Based on the value attributed to Foodland New Zealand by Foodland's Independent Expert, Grant Samuel, of $16.16 to $17.77 per Foodland share[5], **Metcash's Revised Offer results in equivalent total value per Foodland share of $25.07 to $27.18.** This represents a significant premium of between 31% and 41% to Foodland's closing price on the day prior to the announcement of Metcash's bid on 6 December 2004 of $19.21[6].

2. Revised Offer for Foodland Australia now within Grant Samuel's Valuation Range

Metcash's Revised Offer of $8.91 to $9.41 equivalent value per Foodland share is now firmly within the valuation range for Foodland Australia of $8.70-$9.56 per Foodland share derived by Foodland's Independent Expert, Grant Samuel.

The Revised Offer for Foodland Australia represents an increase of 24% over the existing Cash Alternative and 31% over the value of the Metcash A Share Alternative at the time of the announcement of the Offer.

[3] Refer Attachment 1 for further details
[4] Refer Grant Samuel Report pp 3 (Summary Section), 52, 59, and 75
[5] Refer Grant Samuel Report p.3
[6] Refer to Attachment 1 for details


Revised Offer for Foodland Australia
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
Foodland's Independent Expert Valuation Range $8.70 - $9.56
$7.18
$8.91
$9.41
Increase of 24%
Increase of 31%
Original Metcash Offer
Revised Cash Offer - Equivalent Value
Revised Scrip Offer - Equivalent Value

3. Revised Offer is "a knockout price"

In announcing today's Revised Offer, Metcash Chief Executive Officer, Mr Andrew Reitzer said:

"As far as we are concerned we are paying a knockout price for Foodland Australia. With regard to Foodland New Zealand, it's business as usual, it will stay with Foodland shareholders via the issuance of NZ preference shares under our Offer and their subsequent conversion into shares in a separately listed Foodland New Zealand. This entity has been performing very strongly and should be strategically attractive to a number of local and international operators as well as capable of continuing as a listed entity in its own right."

4. Recent Discussions with Foodland

The significant increase in price for Foodland Australia follows confirmation from Metcash today that it had been in discussions with Foodland and its advisers, ABN Amro, in an attempt to progress the acquisition of Foodland Australia and achieve an outcome mutually beneficial to both Metcash and Foodland shareholders.

Recently, Metcash proposed a straight forward cash purchase of Foodland Australia at a substantial premium to the cash consideration of $846 million attributable under Metcash's original Offer.

Foodland communicated to Metcash that its proposal to acquire Foodland Australia, which was subject to limited due diligence, was unacceptable, as the separation and sale of Foodland Australia would carry adverse capital gains tax and stamp duty consequences. These adverse tax / stamp duty consequences do not arise under Metcash's Offer.

Metcash remains willing to work with Foodland in relation to a proposal that is in the interests of both companies' shareholders.

5. Positive Developments

Since Foodland released its Target Statement, there have been a number of positive developments in relation to Metcash's Offer, in particular the spin-off of Foodland New Zealand.

NZ spin-off now assured

Following the recent successful implementation of Metcash's Capital Reorganisation, the Foodland New Zealand separation and retention by Foodland shareholders is now assured. This is a critical element of Metcash's Offer as Foodland shareholders will be eligible to retain the full benefit of their better performing Foodland New Zealand business or participate in any premium for control, should a subsequent offer be made for that business by a strategic buyer.

NZ spin-off Task Force to be established

Metcash is committed to ensuring that the value of Foodland New Zealand is maintained before the separation is effected. To facilitate the separation, Metcash proposes to establish a special Task Force comprised of an equal number of representatives of each of Metcash and Foodland. This group will have the charter of ensuring that the separation and ultimate transfer of Foodland New Zealand occurs in a timely and equitable manner and will liaise with Foodland New Zealand's senior management team which will continue to run the business.

This initiative will ensure that any perceived uncertainty for Foodland shareholders regarding the manner in which Foodland New Zealand is separated and managed is eliminated.

Tax position of Foodland shareholders clarified with CGT rollover relief available

In Foodland's Target Statement, it stated that based on advice from its tax advisers, either the exchange of Foodland shares for Metcash A Shares and NZ Shares or the conversion of the NZ Shares into NZ Holdco shares would be a taxable capital gains tax event for Foodland shareholders. Foodland further noted that its Board had requested a Class Ruling from the Australian Tax Office (**ATO**) to clarify the tax consequences of the Metcash Offer.

Metcash also requested a Class Ruling from the ATO. Consistent with the disclosure made in Metcash's Bidder's Statement, Metcash has now received a draft class ruling from the ATO which confirms Metcash's view that:

- Foodland shareholders **will be entitled to capital gains tax rollover** in respect of the exchange of their Foodland Shares for Metcash A Shares and NZ Shares; and
- the Metcash A Shares and NZ Shares are "convertible interests" such that the subsequent conversion of those shares **will not trigger a taxable capital gain** for (former) Foodland shareholders.

The class ruling is expected to be published in the Commonwealth Gazette on 11 May 2005.

Whilst Metcash does not expect that there will be any material changes to the draft class ruling before it is finalised, the draft is subject to a final ATO review and cannot be relied upon until it is published by the ATO and notified in the Commonwealth Gazette.

Conclusion

In conclusion, Mr Reitzer said:

"Metcash remains committed to acquiring Foodland Australia and believes that its substantially improved Offer creates the best value for Foodland shareholders. We are (and Foodland shareholders should be) concerned about potential deterioration in the value of Foodland Australia under a more lengthy demerger scenario."

"We continue to believe that the best way for Foodland shareholders to maximise the value of their Foodland shares is for Foodland Australia to be sold to Metcash and for the market to determine the value of Foodland New Zealand. This sentiment is echoed by Foodland's own Independent Expert, Grant Samuel."

"Foodland's key institutional shareholders should communicate to the Foodland Board their desire for Foodland to sell Foodland Australia directly to Metcash or accept Metcash's Revised Offer. It's also now up to the Foodland Board to respond appropriately to an offer (and so far the only offer) in the middle of their own expert's valuation range."

"Metcash's Revised Offer is scheduled to close on 21 May 2005, unless extended. Metcash encourages Foodland shareholders to accept its Revised Offer as soon as possible. The sooner everyone accepts, the sooner the benefits will be realised for Foodland shareholders."

***

For Further Information Call:

Andrew Reitzer
Metcash Trading Limited
(612) 9741 3060

Tim Allerton
City PR
(02) 9267 4511

Attachment 1

Value Offered for Foodland Australia	Original Offer	Revised Offer	Increase	
Cash Alternative				
Value for Foodland Australia	$846m	$1,050m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$8.91	$1.73	24%
Metcash A Share Alternative				
Value for Foodland Australia	$846m	$1,109m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$9.41†	$2.23	31%

Total Per Share Value Offered for Foodland	Based on Revised Offer	
	Low	High
Cash Alternative		
Value for Foodland Australia	$8.91	$8.91
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.07	$26.68
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Cash Offer Premium	31%	39%
Metcash A Share Alternative		
Value for Foodland Australia	$9.41†	$9.41†
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.57	$27.18
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Scrip Offer Premium	33%	41%

Surplus Assets / Other Assets/Liabilities for FAL Australia

	A$m	Source
Hedge Book	1.0	Grant Samuel Report p.65
Property	66.8	Grant Samuel Report p.65
Employee Loans	28.7	Grant Samuel Report p.66
	96.5	

† Based on Metcash 30 day VWAP to 2 May 2005 of $3.24.

Metcash Trading Limited (ABN 61 000 031 569)

Fifth Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the fifth supplementary bidder's statement issued by Metcash Trading Limited (ABN 61 000 031 569) (**Metcash**) in relation to Metcash's off-market takeover bid for Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) (**Fifth Supplementary Bidder's Statement**).

This Fifth Supplementary Bidder's Statement supplements, and should be read together with Metcash's bidder's statement dated 21 January 2005 (**Original Bidder's Statement**) and subsequent supplementary bidder's statements dated 4 February 2005, 11 February 2005 and 8 April 2005.

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Fifth Supplementary Bidder's Statement.

2 Increase in offer

Metcash has increased both its Cash and Scrip Offer for Foodland Australia (Revised Offer). For each Foodland share, Metcash is now offering an increase in the Offer which is expected to deliver the following value equivalents to Foodland shareholders:

	Cash Alternative		Metcash A Share Alternative	
	A$m	Per share	A$m	Per share
Foodland Australia				
Value of cash paid	1,007	$8.55	-	-
Value of 2.79 Metcash A Shares	-	-	1,065[1]	$9.04
Contingent Tax Receivable and Excess Cash to be transferred to Foodland NZ	43	$0.36	43	$0.36
Total Value for Foodland Australia	**1,050**	**$8.91**	**1,109[2]**	**$9.41**
	+		+	
Foodland New Zealand	**1 NZ Share**		**1 NZ Share**	

The equivalent value of Metcash's Revised Offer per Foodland share includes amounts that may be paid by Metcash to Foodland New Zealand relating to a contingent tax receivable ($0.21) and excess cash ($0.15) which have been based on information contained in Foodland's Target Statement.

Based on the value attributed to Foodland New Zealand by Foodland's Independent Expert, Grant Samuel, of $16.16 to $17.77 per Foodland share[3], **Metcash's Revised Offer results in**

---

[1] Based on 2.79 Metcash A Shares and Metcash 30 day VWAP to 2 May 2005 of $3.24.

[2] Column does not add due to rounding.

[3] Refer Grant Samuel Report p.3

equivalent total value per Foodland share of $25.07 to $27.18. This represents a significant premium of between 31% and 41% to Foodland's closing price on the day prior to the announcement of Metcash's bid on 6 December 2004 of $19.21[4].

Metcash's Revised Offer of $8.91 to $9.41 equivalent value per Foodland share is now firmly within the valuation range for Foodland Australia of $8.70-$9.56 per Foodland share derived by Foodland's Independent Expert, Grant Samuel.

The Revised Offer for Foodland Australia represents an increase of 24% over the existing Cash Alternative and 31% over the value of the Metcash A Share Alternative at the time of the announcement of the Offer (see Annexure A).



Revised Offer for Foodland Australia
$10.50
$10.00
$9.50
$9.00
$8.50
$8.00
$7.50
$7.00
$6.50
$6.00
Foodland's Independent Expert Valuation Range $8.70 - $9.56
$7.18
$8.91
$9.41
Increase of 24%
Increase of 31%
Original Metcash Offer
Revised Cash Offer - Equivalent Value
Revised Scrip Offer - Equivalent Value

Further details on the calculations of the increase effected by the Revised Offer are provided in Annexure A to this supplementary bidder's statement.

2.1 Surplus assets and tax receivable

In addition to a substantial increase in the price attributable to the underlying value of Foodland Australia, Metcash's Revised Offer reflects the incremental value attributable to the Surplus Assets identified in Foodland's Target's Statement. Based on information contained in Foodland's Target's Statement, Metcash has calculated the value of Surplus Assets within Foodland Australia to be $96.5 million[5]. This calculation of Surplus Assets excludes a contingent tax receivable of approximately $25 million and cash balance of $18 million[6] which Grant Samuel attributed to Foodland Australia (the **Excess Cash**). Metcash will now acquire and retain all of these Surplus Assets except for the contingent tax receivable and the Excess Cash.

Once Metcash completes the Offer, it will use all reasonable endeavours to recover the tax receivable, and will pay the net proceeds realised (proceeds net of recovery costs) to the separately listed Foodland New Zealand.

---

[4] Refer to Attachment 1 for details

[5] Refer Attachment 1 for further details

[6] Refer Grant Samuel Report pp 3 (Summary Section), 52, 59, and 75

Metcash has relied on Grant Samuel's assessment of the Excess Cash as an asset surplus to the business in calculating the total value it is offering for Foodland Australia. To the extent the Excess Cash is not an operating asset of the Foodland Australia business and, therefore, genuinely a surplus asset of the Foodland Australia business, it will be transferred to Foodland New Zealand and will benefit existing Foodland shareholders through their shareholding in Foodland New Zealand.

2.2 New acceptance forms

New acceptance forms will be mailed to Foodland shareholders.

Shareholders who have already accepted the Offer are entitled to re-elect which form of consideration they would prefer. These shareholders must do so within 1 month of receipt of the notice of variation. If you wish to make a fresh election, please send in a new acceptance form indicating your new choice.

2.3 Source of increased cash consideration

The additional cash which would be payable under the Offer due to the increase is approximately $161m. This additional cash will be sourced from an increase to the Syndicated Facility.

ANZ has confirmed to Metcash that internal approval has been granted for this increase. Metcash and ANZ are in the process of amending the Syndicated Facility Agreement which was executed on 17 March 2005. The Syndicated Facility will be increased to $1,025m.

3 Metcash receives favourable draft ATO ruling on rollover relief

In Foodland's Target Statement, it stated that based on advice from its tax advisers, either the exchange of Foodland shares for Metcash A Shares and NZ Shares or the conversion of the NZ Shares into NZ Holdco shares would be a taxable capital gains tax event for Foodland shareholders. Foodland further noted that its Board had requested a Class Ruling from the ATO to clarify the tax consequences of the Metcash Offer.

Metcash also requested a Class Ruling from the ATO.

Metcash has now received a draft class ruling from the ATO which confirms Metcash's view, as expressed in the Bidder's Statement, that:

- Foodland shareholders will be entitled to capital gains tax rollover in respect of the exchange of their Foodland Shares for Metcash A Shares and NZ Shares; and
- the Metcash A Shares and NZ Shares are "convertible interests" such that the subsequent conversion of those shares will not trigger a taxable capital gain for (former) Foodland shareholders.

The class ruling is expected to be published in the Commonwealth Gazette on 11 May 2005.

Whilst Metcash does not expect that there will be any material changes to the draft class ruling before it is finalised, the draft is subject to a final ATO review and cannot be relied upon until it is published by the ATO and notified in the Commonwealth Gazette.

4 Transfer of Foodland New Zealand now assured

4.1 Separation and Management of Foodland New Zealand

Metcash is committed to ensuring that the value of Foodland New Zealand is maintained before the NZ Holdco Transfer is effected. To do this, Metcash proposes the following framework for implementing the NZ Holdco Transfer:

The Metcash Limited board will establish a special Task Force comprised of an equal number of representatives of each of Metcash Limited and Foodland. This group will have the charter of ensuring that the NZ Holdco Transfer occurs in timely and equitable manner and will liaise with Foodland's senior management team which will continue to run the Foodland New Zealand business.

These initiatives will ensure that

- any uncertainty for Foodland shareholders regarding the manner in which Foodland New Zealand is separated is reduced;
- the day to day running of Foodland New Zealand continues to benefit from the ongoing involvement and expertise of the existing board and management of Foodland; and
- Foodland New Zealand is transferred back to Foodland Shareholders in a manner that is time effective and in Foodland shareholders' best interests.

4.2 Metcash's proposal now more favourable than Foodland demerger

Metcash's Revised Offer and the adjustments made to the NZ Holdco Transfer process now mean that its Offer is more certain, cost-effective (for Foodland shareholders) and timely than the demerger proposal proposed by Foodland.

The Metcash bid is now substantially more favourable than it was when first announced. Metcash has:

- increased the Offer consideration to a point which is firmly within the range of values provided by Foodland's own independent expert;
- completed the Capital Reorganisation, meaning that the NZ Holdco Transfer is now assured;
- obtained a draft tax ruling confirming the availability of roll-over relief in relation to the Metcash Offer and the subsequent share conversions; and
- provided a framework to manage the Foodland New Zealand business prior to the completion of the NZ Holdco Transfer.

Signed on behalf of Metcash.



John Randall

Company Secretary

Metcash Trading Limited

Dated: 3 May 2005

Annexure A

Value of Foodland Australia

	Original Offer	Revised Offer	Increase	
Cash Alternative				
Value for Foodland Australia	$846m	$1,050m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$8.91	$1.73	24%
Metcash A Share Alternative				
Value for Foodland Australia	$846m	$1,109m		
Foodland shares outstanding	117.8	117.8		
Per Share Value for Foodland Australia	$7.18	$9.41[†]	$2.23	31%

Total Per Share Value of Foodland

	Based on Revised Offer	
	Low	High
Cash Alternative		
Value for Foodland Australia	$8.91	$8.91
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.07	$26.68
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Cash Offer Premium	31%	39%
Metcash A Share Alternative		
Value for Foodland Australia	$9.41[†]	$9.41[†]
Value for Foodland New Zealand	$16.16	$17.77
Total value per Foodland share	$25.49	$27.18
Foodland close price – 3 December 2004	$19.21	$19.21
Revised Scrip Offer Premium	33%	41%

Calculation of Value of Revised Offer

	Revised Offer	Per Share
Cash Alternative		
Cash Offer	$1,007m	$8.55
Tax Receivable	$25m	$0.21
Cash	$18m	$0.15
Total Value for Foodland Australia	**$1,050m**	**$8.91**
Metcash A Share Alternative		
Scrip Offer	$1,065m	$9.04
Tax Receivable	$25m	$0.21
Cash	$18m	$0.15
Total Value for Foodland Australia	**$1,109m**	**$9.41**[†]

[†] Based on Metcash 30 day VWAP to 2 May 2005 of $3.24.

Annexure B

Surplus Assets / Other Assets/Liabilities for FAL Australia

	A$m	Source
Hedge Book	1.0	Grant Samuel Report p.65
Property	66.8	Grant Samuel Report p.65
Employee Loans	28.7	Grant Samuel Report p.66
	96.5	

Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")

Company notices – subsections 650B(3) & 650D(1) Corporations Act 2001

Notices of variation and fresh election of consideration

To: Australian Securities and Investments Commission ("ASIC");

Foodland Associated Limited ("Foodland"); and

Each person to whom offers were made under the takeover bid referred to in this notice.

Interpretation

Terms defined in the Bidder's Statement dated 21 January 2005 given by Metcash to Foodland have the same meaning when used in this notice.

Variation

Metcash gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1 it varies its Offer by improving the consideration offered under:

- the Cash Alternative by increasing the cash sum offered from $7.18 to $8.55 per Foodland Share; and
- the Metcash A Share Alternative by increasing the number of Metcash A Shares offered from 2.66 to 2.79 Metcash A Shares per Foodland Share, to which no further adjustment will be made under section 23.1(c) of the Bidder's Statement; and

2 the Offer is varied accordingly.

Source of additional consideration

The additional cash which would be payable under the Offer due to the increase is approximately $161m. This additional cash will be sourced from an increase to the Syndicated Facility.

ANZ has confirmed to Metcash that internal approval has been granted for this increase. Metcash and ANZ are in the process of amending the Syndicated Facility Agreement which was executed on 17 March 2005. The Syndicated Facility will be increased to $1,025m.

Fresh election of consideration

Metcash gives notice under subsection 650B(3) of the Corporations Act 2001 that Foodland Shareholders who have already accepted the Offer are entitled to re-elect which form of consideration they would prefer. If a Foodland Shareholder wishes to make this fresh election, the Foodland Shareholder must send in a new Acceptance Form indicating the new choice and do so within 1 month of receipt of this notice.

Lodgement with ASIC

A copy of this notice was lodged with the ASIC on 3 May 2005. ASIC takes no responsibility for the contents of this notice.

Dated 3 May 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.



John Randall, Company Secretary


Metcash

Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia
PO Box 6226
Silverwater Business Centre
NSW 18811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3027

Media Release: May 2, 2005

METCASH TRADING LIMITED ACQUIRES STRATEGIC STAKE IN AUSTRALIA'S LARGEST INDEPENDENT RETAIL CHAIN

Leading independent grocery and liquor distributor, Metcash Limited announced today that it had reached in-principle agreement with Australia's largest independent licensed supermarket group, Ritchies Stores Pty Ltd (Ritchies IGA) and a majority of its shareholders to acquire a 26 per cent equity stake in Ritchies IGA from July 2005. It is envisaged that the acquisition will be funded from Metcash's existing cash resources.

Ritchies IGA operates 38 supermarkets in Victoria and NSW, trading as Ritchies Supa IGA, and management of the group will remain with the existing team while Metcash representatives will join the Board.

The CEO of Metcash, Mr Andrew Reitzer, said "The acquisition of 26 per cent of Ritchies IGA will enable both of our companies to benefit as a consequence of a closer alignment of business interests and strategy.

'In addition, the investment will facilitate the longer term retention of Ritchies as a key customer of IGA>D, (Metcash's grocery distribution business) and provide funding to enable Ritchies to grow and expand. Our objective is to ensure the long-term viability of the independent grocery business in Australia. In partnering with key IGA retailers such as Ritchies, we are working to secure the market share of independent grocers, constantly under pressure from the chains. This will benefit **all** stakeholders in the independent sector," added Mr Reitzer.

Mr Fred Harrison, the CEO of Ritchies, said "this is an important day for Ritchies IGA. The Metcash investment signifies the value of our relationship and the high standing that Ritchies IGA enjoys in the retail community. Ritchies Stores, established in 1870, has grown from a single store to 38 stores today, including 4 stores recently acquired in NSW. Our partnership with Metcash has enabled us to grow whilst competing effectively with the two chains. This new level of our relationship will help us achieve our growth objectives of an additional 25 supermarkets over the next five years."

Mr Reitzer said that the Ritchies investment is an important step in the Metcash plan to implement strategic relationships with the company's customers. Alignment arrangements are being concluded with other major IGA retailers.

"Metcash is committed to championing the independent retailer and will continue to invest in these partnerships (both large and small) with the capital necessary to enhance the independent offer to consumers and thus protect the independent grocery sector," he added.

Mr Reitzer added "the relationships will be mutually beneficial and demonstrate the faith that we, our customers and their customers have in the IGA brand."

****

For Further Information Call:

Andrew Reitzer	Lou Jardin	Fred Harrison	Tim Allerton
Metcash Limited	IGA>D	Ritchies Stores Pty Ltd	City Public Relations
(02) 9741 3060	0417 279 176	0418 323 518	(02) 9267 4511
			(0412) 715 707



Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business Centre
NSW 18811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3399

27th April 2005

Media Release

METCASH LTD ANNOUNCES NATIONAL SUPPLY CONTRACT WITH 7-ELEVEN STORES

National grocery and liquor wholesale distributor and marketer, Metcash Limited, today announced the signing of a supply contract with 7-Eleven Pty Ltd and its 350 franchised convenience stores across Australia.

The contract is worth potentially $200 million in annual sales to Metcash, while 7-Eleven stores will reap many benefits from dealing with Metcash's Convenience Store Distribution Division.

For the range of products to be supplied under this agreement, the 7-Eleven stores are currently being supplied directly by manufacturers, resulting in an average 80 deliveries per month to each store, while Metcash expects to make an average of only 10 deliveries per month.

Chief Executive Officer of Metcash, Mr Andrew Reitzer, said "Metcash will use its proven buying strength in acting as a primary distributor for all the grocery and dry goods ranged by 7-Eleven stores.

"We will effectively become a one stop shop and delivery system for 7-Eleven, with the potential to expand into fresh products over time", he added.

The independently owned 7-Eleven stores are currently undergoing a full systems upgrade and will enjoy strong efficiency gains through the use of Metcash's Convenience Store Distribution Division.

Chief Executive Officer of 7-Eleven, Mr Warren Wilmot, said, "Through the use of Metcash's distribution systems, 7-Eleven will be better able to support our independent franchises through improved pricing, as well significantly reduced delivery and administrative costs".

Metcash expects to generate substantial savings over the next five years for 7-Eleven and other independent retailers it supplies through a range of recently announced initiatives in logistics and partnership arrangements with major manufacturers.

Some of these savings have already been attained through the implementation of world leading "Put to Light" and "Voice Directed Picking" technologies.

"Through these developments, we expect to take the management of stock and our supplier relationships to a higher level in Australia – with 7-Eleven and our other independent retailer customers enjoying the benefits", concluded Mr Reitzer.

For Further Information Call:

Andrew Reitzer
Metcash Limited
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
(0412) 715 707.



Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business
Centre
NSW 18811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3027

22nd April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Attached are copies of letters mailed today to shareholders:

- A letter confirming that 25% of the shareholders' holding of CULS had been converted to Metcash Limited shares and enclosing copies of holding statements for Metcash Limited shares and CULS.

- A letter enclosing copies of holding statements for shares in Metcash Trading Limited and Metcash Limited, evidencing the replacement of Metcash Trading Limited shares with Metcash Limited shares as a consequence of the implementation of the Metcash Scheme of Arrangement and the allocation of 427,395,233 ordinary shares in Metcash Limited

Yours faithfully

John Randall
Company Secretary



Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

PO Box 6226
Silverwater Business Centre
NSW 18811 Australia
Ph: 61 2 9741 3000
Fax: 61 2 9741 3399

19th April 2005

Dear Shareholder

As a consequence of the implementation on 18th April of the Metcash Scheme of Arrangement, your shares in Metcash Trading Limited have been replaced with shares in Metcash Limited.

To record this transaction, enclosed with this letter is a Metcash Trading Limited holding statement showing your shareholding and an entry reducing this holding to nil. Your Metcash Limited holding statement also included, shows your new shareholding in this company.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

22nd April 2005

Dear Shareholder

Conversion of CULS

I wish to confirm that, on 19 April 2005, 25% of your holding of Convertible Unsecured Loan Stock (CULS) securities converted to Metcash Limited shares.

Holding Statements showing the consequent increase in ordinary shares and reduction of CULS held by you are enclosed with this letter.

Yours faithfully

John Randall
Company Secretary

Metcash Limited
ACN 112 073 480
4 Newington Road
Silverwater
NSW 2128 Australia

19 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
Sydney NSW 2000

Press Release

Implementation of the Metcash Share Scheme, the Metcash Option Scheme and the Metoz Scheme, appointment of new directors and 25% conversion of CULS

Metcash Limited is pleased to announce that the Metcash Share Scheme, the Metcash Option Scheme and the Metoz Scheme were implemented yesterday (18 April 2005). Shares in Metcash Limited have been allocated and holding statements will be despatched on Friday 22 April 2005.

With effect from 18 April 2005, John Randall, Michael Roche and Paul Kaplan resigned from the board of Metcash Limited and were replaced by the following directors: Carlos dos Santos, AE (Ted) Harris, AC, Andrew Reitzer, Peter Barnes, Bernard Hale, Michael Jablonski, Edwin Jankelowitz, Lou Jardin, Richard Longes, Dudley Rubin and Michael Wesslink. John Randall is appointed Company Secretary.

Further, 25% of the CULS were converted into fully paid ordinary shares in Metcash Limited today in accordance with their terms.

For further information, call :

EDWIN JANKELOWITZ
Chief Financial Officer
Metcash Limited
PH: (02) 9741 3011

JOHN RANDALL
Company Secretary
Metcash Limited
PH: (02) 9741 3016

TIM ALLERTON
Managing Director
City Public Relations
PH: (02) 9267 4511

METCASH LIMITED

ACN 112 073 480

4 Newington Road
Silverwater
NSW 2128 Australia

19 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
Sydney NSW 2000

Dear Sir

We refer to Metcash Limited's announcement to the Australian Stock Exchange (**ASX**) today regarding the implementation of the Metcash Share Scheme, the Metcash Option Scheme and the Metoz Scheme.

Metcash Limited confirms that as at 19 April 2005:

- Metcash Limited has 427,395,233 ordinary shares on issue. This number includes the Metcash Limited shares issued upon the conversion on 19 April 2005 of 25% of the total number of the Metcash Trading Limited Convertible Unsecured Loan Stock (**CULS**) on issue; and
- following the conversion of 25% of the CULS on 19 April 2005, Metcash Trading Limited has 220,795,089 CULS on issue.

Attached are:

- a statement setting out the names of the 20 largest holders in each class of securities in Metcash Limited quoted on the ASX, and the number and percentage of each class of securities held by those holders, as at 19 April 2005 (annexure A); and
- a distribution schedule of the number of holders in each class of securities in Metcash Limited quoted on the ASX as at 19 April 2005 (annexure B).

Yours faithfully
Metcash Limited



John Randall

Company Secretary

Metcash Limited
Fully Paid Ordinary Shares
Top 20 Holdings as at 19-04-2005

Holder Name	Balance at 19-04-2005	% I/C
WESTPAC CUSTODIAN NOMINEES LIMITED	87,654,742	20.51
J P MORGAN NOMINEES AUSTRALIA LIMITED	52,217,738	12.22
NATIONAL NOMINEES LIMITED	36,240,392	8.48
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C>	18,048,708	4.22
CITICORP NOMINEES PTY LIMITED	17,656,802	4.13
COGENT NOMINEES PTY LIMITED	15,808,152	3.70
IOOF INVESTMENT MANAGEMENT LIMITED	13,812,329	3.23
ANZ NOMINEES LIMITED	11,888,583	2.78
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	11,769,785	2.75
WESTPAC FINANCIAL SERVICES LIMITED	11,344,889	2.65
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <BKCUST A/C>	6,138,364	1.44
CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C>	6,129,517	1.43
IAG NOMINEES PTY LIMITED	5,548,180	1.30
QUEENSLAND INVESTMENT CORPORATION	3,663,849	0.86
WESTPAC LIFE INSURANCE SERVICES LIMITED	3,556,485	0.83
HEALTH SUPER PTY LTD	3,106,591	0.73
SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET>	3,016,111	0.71
HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	2,790,683	0.65
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	2,766,898	0.65
CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 18 A/C>	2,685,174	0.63
	315,843,972	**73.9**
Total Issued Capital FPO	**427,395,233**	

Ietcash Limited

ABN 32 112 073 480
ncorporated in New South Wales

nalysis of Holdings as at 19-04-2005

ecurity Classes
ully Paid Ordinary Shares

Holdings Ranges	Holders	Total Units	%
1-1,000	2,151	1,483,552	0.347
1,001-5,000	6,021	16,747,990	3.919
5,001-10,000	2,186	16,030,800	3.751
10,001-100,000	1,783	38,767,191	9.071
100,001-99,999,999,999	114	354,365,700	82.913
Totals	**12,255**	**427,395,233**	**100.000**

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**2,400** **(1,641,760) MTTAI**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$1.538 (2,400 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 2,400 Employee Options** **Cancellation of 1,190,950 employee options (employees who have terminated)** **Cancellation of 450,810 options which have expired. ($0.44)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**15th April 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
739,129,828	Ordinary (MTT)
294,392,494	CULS (MTTG)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
12,324,700	**Options (MTTAI)**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 18th April 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL......


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15 April 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Dear Sir

Please see attached notice issued to Metcash Option Holders today regarding the new exercise price of options following the Metcash Schemes becoming effective.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

7th April 2005

TO ALL OPTION HOLDERS

You will be aware that the Metcash Option Scheme became effective today, following approval from the Supreme Court of New South Wales.

As outlined in the Scheme Booklet which you would have received in February, the exercise price of options has fallen in accordance with the formula shown in that book.

As advised to ASX on 25th February, the exercise price of all options will reduce by $0.27 per option

Shown below are the various issues of options and the old exercise price, with the new exercise price in bold. For NZ employees, all exercise prices are in Australian Currency.

11th August 2000	$0.431 **New Exercise Price** **$0.161**	60% on or after 11th August 2003 20% on or after 11th August 2004 20% on or after 11th August 2005 Options Expire on 11th August 2006
25th November 2000	$0.431 **New Exercise Price** **$0.161**	60% on or after 25th November 2003 20% on or after 25th November 2004 20% on or after 25th November 2005 Options Expire on 25th November 2006
15th December 2000	$0.431 **New Exercise Price** **$0.161**	60% on or after 15th December 2003 20% on or after 15th December 2004 20% on or after 15th December 2005 Options Expire on 15th December 2006
14th December 2001	$1.656 **New Exercise Price** **$1.386**	60% on or after 14th December 2004 20% on or after 14th December 2005 20% on or after 14th December 2006 Options Expire on 14th December 2007
25th January 2002	$1.538 **New Exercise Price** **$1.268**	60% on or after 25th January 2005 20% on or after 25th January 2006 20% on or after 25th January 2007 Options Expire on 25th January 2008
10th July 2002	$2.14 **New Exercise price** **$1.87**	60% on or after 10th July 2005 20% on or after 10th July 2006 20% on or after 10th July 2007 Options Expire on 10th July 2008
2nd September 2004	$2.70 **New Exercise Price** **$2.43**	60% on or after 2nd September 2007 20% on or after 2nd September 2008 20% on or after 2nd September 2009 Options Expire on 2nd September 2010

J A Randall
Company Secretary




Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

14 April 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

Metcash Trading Limited - takeover bid for Foodland Associated Limited (ASX: FOA) Extension of offer period

Metcash has today completed the steps required to extend its offer period. It is now scheduled to close at 7:00pm (Sydney time) on 21 May 2005.

We enclose:

1 Metcash's notice of extension of offer period and notification of relevant interests as required by ASX Listing Rule 3.2;

2 a letter dated 13 April 2005 which Metcash has sent to Foodland shareholders (which enclosed a notice of variation lodged with ASIC on 13 April 2005 and sent to Foodland on 14 April 2005); and

3 a notice under paragraph 630(2)(b) of the Corporations Act 2001 notifying the new date for giving the notice of the status of conditions.

Yours faithfully

John Randall
Company Secretary

Metcash Trading Limited ABN 61 000 031 569

Company notice – ASX Listing Rule 3.2

Extension of offer period and notification of relevant interests

To: Australian Stock Exchange Limited (ASX)

Metcash Trading Limited (**Metcash**) has extended the offer period for its takeover offers dated 7 February 2005 (which are contained in its bidder's statement dated 21 January 2005) for all of the ordinary shares in Foodland Associated Limited (**Foodland**). The offers will now close at 7:00pm (Sydney time) on 21 May 2005.

Metcash gives notice under ASX Listing Rule 3.2 that:

(a) Metcash (and its associates) had a relevant interest in 0.0014% of Foodland shares when the first of the offers was made; and

(b) at the date of the extension, Metcash (and its associates) had a relevant interest in 0.078% of Foodland shares.

Dated 14 April 2005


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

13 April 2005

Update on Metcash Takeover Offer

Dear Foodland Shareholder

I would like to take this opportunity to update you on the Metcash Takeover Offer for Foodland, and urge you to accept our offer of:

- $7.18 cash or 2.66 Metcash A Shares; and
- 1 NZ share

for each of your Foodland ordinary shares.

Offer Extended to 21 May 2005

The Takeover Offer has been extended and is now scheduled to close at **7:00pm (Sydney time) on 21 May 2005.**

Capital Reorganisation Effective

The Capital Reorganisation referred to in Metcash's Bidder's Statement has been approved by shareholders and the courts and became effective on 7 April 2005.

As a result, the Exchange Ratio related to the Metcash Takeover Offer will be adjusted from 2.44 to 2.66 Metcash A Shares for each Foodland share. Based on the Metcash closing price on 8 April 2005 of $3.37, this means a value of $1,056 million for Foodland Australia under the Metcash Share Offer. The Metcash Cash Offer remains $846 million.

As outlined in the Metcash Bidder's Statement, the transfer of Foodland New Zealand to Foodland NZ shareholders requires the approval of Metcash ordinary shareholders of the NZ Holdco Transfer, and NZ Shareholders' approval of the cancellation of NZ Shares.

Following the implementation of the Capital Reorganisation, these approvals are now assured as:

- Newco will be the only ordinary shareholder of Metcash and will vote in favour of the transfer; and
- the constitution of Metcash and the terms of issue of the NZ Shares provide that each NZ Shareholder irrevocably appoints Metcash as its attorney and agent for the purposes of voting in favour of the cancellation of NZ shares. Therefore, this resolution will be passed unanimously.

Any Questions Phone Hotline

If you have any questions in relation to the offer, please call the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia). For legal reasons, calls to these numbers must be recorded.

We enclose a formal notice of variation related to the extension of the Metcash Offer for your Foodland Shares.

Yours faithfully

Andrew Reitzer
Managing Director
Metcash Trading Limited

Metcash Trading Limited
(ABN 61 000 031 569)

Company notice - subsection 650D(1) Corporations Act 2001

Notice of variation - extension of offer period

To: Australian Securities and Investments Commission ("ASIC");
Foodland Associated Limited ("Foodland"); and
Each person to whom offers were made under the takeover bid referred to in this notice.

Metcash Trading Limited (**Metcash**) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

1. it varies its takeover offer dated 7 February 2005 (**Offer**) for all of the ordinary shares in Foodland which is contained in its bidder's statement dated 21 January 2005 (**Bidder's Statement**) by extending the period during which the Offer will remain open so that the Offer will now close at 7:00pm (Sydney time) on 21 May 2005; and
2. the Offer is varied by:

   (a) replacing "22 April 2005" with "21 May 2005" in section 23.2(a) of the Bidder's Statement; and

   (b) replacing "14 April 2005" with "13 May 2005" in section 23.14 of the Bidder's Statement; and

   (c) replacing "22 April 2005" with "21 May 2005" where appearing on the Acceptance Form.

A copy of this notice was lodged with the ASIC on 13 April 2005. ASIC takes no responsibility for the contents of this notice.

Dated 13 April 2005

Signed for and on behalf of Metcash pursuant to a resolution passed at a meeting of directors of Metcash.

John Randall
Company Secretary

Metcash Trading Limited (ABN 61 000 031 569)

Company Notice – paragraph 630(2)(b) Corporations Act 2001

New date for giving the notice of the status of conditions

To: Foodland Associated Limited (Foodland); and

Australian Stock Exchange Limited.

For the purposes of paragraph 630(2)(b) of the Corporations Act 2001, Metcash Trading Limited (**Metcash**) gives notice that:

1 the offer period relating to the offers by Metcash for all of the ordinary shares in Foodland, which offers are contained in a bidder's statement dated 21 January 2005 (**Bidder's Statement**), has been extended so that it now ends at 7:00pm (Sydney time) on 21 May 2005;

2 the new date for giving the notice of the status of the conditions to the offers, as required by subsection 630(3) of the Corporations Act 2001, is 13 May 2005; and

3 on the date of this notice:

(a) the conditions in clause 23.9(a) (Foreign Investment Review Board approval) and clause 23.9(b) (ACCC approval) of the Bidder's Statement have been fulfilled; and

(b) so far as Metcash is aware, none of the other conditions to the offers have been fulfilled.

Date: 14 April 2005


Metcash
TRADING LIMITED AUSTRALASIA

12th April 2005

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please see attached letter which has been mailed to CULS holders regarding the conversion of 25% of CULS into ordinary shares in Metcash Limited (formerly known as The Newco Project X Limited).

Yours faithfully

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

7th April 2005

Dear CULS holder

Conversion of CULS

I am pleased to inform you, on behalf of Metcash Trading Limited, that the Metcash Share Scheme has now become effective as of 7 April 2005. Therefore, in accordance with the terms of the Convertible Unsecured Loan Stock (CULS), 25% of your CULS will convert into ordinary shares in Metcash Limited (formerly known as The Newco Project X Limited) on 19 April 2005.

You will receive two new holding statements after 19 April 2005 which will show the number of Metcash shares and CULS you hold after the 25% conversion.

Yours faithfully

John Randall
Company Secretary

Metcash Trading Limited (ABN 61 000 031 569)

Fourth Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the fourth supplementary bidder's statement issued by Metcash Trading Limited (ABN 61 000 031 569) (**Metcash**) in relation to Metcash's off-market takeover bid for Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) (**Fourth Supplementary Bidder's Statement**).

This Fourth Supplementary Bidder's Statement supplements, and should be read together with Metcash's:

- bidder's statement dated 21 January 2005 (**Original Bidder's Statement**)
- first supplementary bidder's statement dated 4 February 2005;
- second supplementary bidder's statement dated 11 February 2005 (which annexed a copy of the Scheme Booklet); and
- third supplementary bidder's statement dated 11 February 2005.

Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Fourth Supplementary Bidder's Statement.

2 Capital Reorganisation

2.1 Shareholder approval of schemes

On 22 March 2005, Metcash shareholders and optionholders and Metoz shareholders overwhelmingly approved the Metcash and Metoz Schemes. On 5 April 2005, the Metcash and Metoz Schemes were approved by the relevant Courts. Implementation of the Schemes will occur on 18 April 2005.

The effects of the Schemes are that:

- Metoz will become a wholly owned subsidiary of Newco;
- Metcash will become a subsidiary of Newco; and
- Former non-Metoz Metcash shareholders will become shareholders in Newco
- Newco will be listed on ASX and renamed "Metcash Limited"

This new structure is illustrated in the diagram below:


Before
Metoz
Public
52%
48%
Metcash
After
Public
100%
Newco
(Metcash Limited)
100%
Metoz
48%
52%
Metcash

2.2 Adjustment factor

As part of the funding for the Capital Reorganisation, Metcash undertook a 5 for 6 pro rata offer of CULS. In order to ensure that accepting Foodland Shareholders were not disadvantaged by any dilution caused by that offer, Metcash undertook, under the terms of the Offer, to adjust the number of Metcash A Shares it was offering if the Capital Reorganisation was successful.

The pricing period for determination of the adjustment factor concluded on 24 February 2005. The adjustment factor of 1.09 was announced to the ASX on 25 February 2005. The revised consideration is **2.66** Metcash A Shares and **1** NZ Share for each Foodland Share. Metcash A Shares will now convert into shares in Metcash Limited (Newco) on the completion of compulsory acquisition.

3 Funding arrangements

3.1 Offer funding fully documented and executed

The documentation for the Syndicated Facility referred to in section 17.5 of the Original Bidder's Statement has been finalised and completed and was executed on 17 March 2005. There were no material amendments made to the conditions precedent, events of default or representations and warranties from those disclosed in Annexure I of the Original Bidder's Statement.

4 Transfer of Foodland New Zealand

4.1 NZ Holdco Transfer now assured

With the implementation of the Capital Reorganisation, the votes required to affect the NZ Holdco Transfer are now assured. As described in section 14.4 of the Original Bidder's Statement, two shareholder votes are required to effect the NZ Holdco Transfer. These are:

- a special resolution passed by the ordinary shareholders of Metcash (**Resolution 1**); and
- a special resolution passed by the NZ Shareholders (**Resolution 2**).

Following the Capital Reorganisation, Metcash is now a subsidiary of Newco. Newco will give the necessary approval for Resolution 1.

As noted in the original Bidder's Statement, NZ Shareholders are deemed by the constitution of Metcash to have appointed Metcash as its proxy to vote in favour of Resolution 2. Therefore, it will be passed unanimously.

Signed on behalf of Metcash.



John Randall
Company Secretary
Metcash Limited

Dated: [8] April 2005


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

26th October 2004

American Depositary Receipts Program

Metcash Trading Limited (Metcash) announces the establishment on Monday 25th October 2004 (USA time) of a sponsored unlisted 'OTC' American Depositary Receipts (ADR) program administered by Deutsche Bank Trust Company Americas as depositary bank.

Metcash has established a sponsored Level One ADR program, which is a convenient way to access the US market. The company's Level One American Depositary Receipts will be traded in the US OTC market. A Level One ADR program does not require compliance with US Generally Accepted Accounting Principles (GAAP) or full Securities and Exchange Commission (SEC) disclosure. Essentially a sponsored Level One Depositary Receipt program allows a company to enjoy certain benefits of a publicly traded security in the US without changing its current reporting process.

Mr Andrew Reitzer, CEO of Metcash said 'This is the first time that Metcash securities have been traded in the USA. We look forward to working with Deutsche Bank and creating opportunities for both Metcash and US investors.'

Each American Depositary Share issued within the ADR Program represents six ordinary shares of Metcash Trading Limited.

For further information

EDWIN JANKELOWITZ
Chief Financial Officer
Metcash Trading Limited
PH: (02) 9741 3060

JOHN RANDALL
Company Secretary
Metcash Trading Limited
PH: (02) 9741 3016

I. NAME AND ADDRESS OF THE APPLICANT

The address and principal place of business of Alpena Generation is 310 North Second Avenue, Alpena, Michigan 49707.

II. COMMUNICATIONS

The following persons are authorized to receive service and communications regarding this Application and should be placed on the official service list for this proceeding:

Steven K. Mitchell
Vice President
Alpena Power Generation, L.L.C.
310 North Second Avenue
Alpena, Michigan 49707
Telephone: (989) 358-4933
Facsimile: (989) 358-4990
Email: skm7@alpenapower.com

and

William D. Booth
Bruder, Gentile & Marcoux, L.L.P.
1701 Pennsylvania Avenue, N.W.
Suite 900
Washington, D.C. 20006-5807
Telephone: (202) 296-1500
Facsimile: (202) 296-0627
Email: wdbooth@brudergentile.com


SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C. 202 SECTION

III. DESCRIPTION OF OWNERSHIP OF THE APPLICANT

Alpena Generation is a privately-owned Michigan limited liability corporation with its principal place of business in Alpena, Michigan. Alpena Generation is an indirect subsidiary of Alpena Power Resources Ltd ("Alpena Resources"), a privately held exempt public utility holding company under

PUHCA. Alpena Resources is incorporated in Michigan with its principle offices located in Alpena, Michigan. Alpena Resources' principal subsidiaries are Alpena Generation and Alpena Power Company ("Alpena Distribution"). Alpena Distribution is a non-FERC jurisdictional[4] load serving entity that provides retail and distribution services to customers in Michigan. No other affiliate of Alpena Generation is engaged in the generation, transmission or distribution of electric energy. Alpena Generation's only associate or affiliate company that is an electric utility company under PUHCA is Alpena Distribution.[5]

IV. DESCRIPTION OF THE ELIGIBLE FACILITIES

The eligible facilities that are the subject of this Application are 30 diesel generators with an aggregate capacity rating of 54.6 mega-watts (the "Facilities"). Of the 30 diesels, 25 are Caterpillars rated at 1.825 MW each and 5 are Cummins rated at 1.8 MW each. Ten of the diesels are directly electrically connected to Consumers Energy Company ("Consumers") system. The remaining 20 units are located on Alpena Distribution's distribution system, which is interconnected with Consumers' system.[6]

Alpena Generation currently owns no other electric generation facilities.

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[4] Alpena Distribution does not engage in wholesale sales and owns no Commission-jurisdictional facilities.

[5] 18 C.F.R § 365.3(a)(2)(iii).

[6] The total output of the Facilities is currently sold pursuant to three Commission-accepted power sales agreements described in detail in Docket Nos. ER04-1004-000 *et al.*

V. EXCLUSIVITY AND WHOLESALE SALES

Alpena Generation will be engaged directly, or indirectly through one or more affiliates as defined in PUHCA Section 2(a)(11)(B),[7] and exclusively in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electric energy at wholesale. Alpena Generation potentially may make wholesale sales to future power marketer affiliate(s) which may resell electric energy obtained from Alpena Generation to retail customers.[8] All sales by Alpena Generation will be at wholesale. Alpena Generation may also engage in exempt wholesale generator development activities and such other activities incidental to the business of owning and operating the Facilities that the Commission has determined are permissible for

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[7] 15 U.S.C. § 79b(a)(ii)(B).

[8] FERC has granted EWG status to entities engaged in such wholesale sale arrangements. *See, e.g., Brooklyn Navy Yard Cogeneration Partners, LP*, 107 FERC ¶ 62,298 (2004); *Dearborn Industrial Generation, LLC*, 91 FERC ¶ 62,211 (2000); *Energy Alternatives, Inc.*, 89 FERC ¶ 61,146 (1999).

exempt wholesale generators.[9] Alpena Generation has been granted market-based rates authority by the Commission.[10]

The Facilities constitute an "eligible facility" as defined in PUHCA Section 32(a)(2) because they will be used for the generation of electric energy exclusively for sale at wholesale. The Facilities include no transmission or distribution facilities other than those interconnecting transmission facilities necessary to permit the Facilities to engage in sales at wholesale.

VI. LEASE ARRANGEMENTS

Alpena Generation has not leased the Facilities to any public utility company or any affiliate or associate company of any public utility company.

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[9] Alpena Generation may provide ancillary services and interconnected operations services at wholesale, such as operating reserves (spinning and supplemental reserves), reactive supply and voltage control, regulation and frequency response, energy imbalance, real power loss service, back-up supply service, and restoration service, consistent with Commission precedent construing the exclusivity requirements of Section 32 of PUHCA. *See, Phelps Dodge Energy Services, LLC*, 88 FERC ¶ 61,052 (1999); *Sithe Framingham, LLC*, 83 FERC ¶ 61,106 (1998); *Duke Energy Oakland, LLC*, 83 FERC ¶ 61,304 (1998). In addition, Alpena Generation may engage in additional activities that the Commission has previously determined to be "incidental" to an EWG's primary business of owning and operating eligible facilities and selling electric energy at wholesale. These activities include: (a) wholesale marketing and brokering of electric energy that Alpena Generation has not generated. *See, Entergy Power Marketing Corp.*, 73 FERC ¶ 61,063 (1995); *CNG Power Services Corp.*, 69 FERC ¶ 61,002 (1994); *LG&E Power Marketing, Inc.*, 67 FERC ¶ 61,083 (1994); (b) delivering fuel to third parties to generate electric power to be delivered by that third party to Alpena Generation for sale at wholesale. *See, CNG Power Services Corp.*, 71 FERC ¶ 61,378 (1995); *Southern Energy Marketing, Inc.*, 71 FERC ¶ 61,376 (1995); (c) entering into contracts for transmission capacity solely to the extent necessary to effect sales at wholesale of electricity generated by Alpena Generation or others. *See CNG Power Services Corp.*, 71 FERC ¶ 61,026 (1995); (d) selling by-products of electric generation. *See Erie Boulevard Hydropower, L.P.*, 87 FERC ¶ 61,378 (1999); *Elm Energy & Recycling (UK) Limited*, 63 FERC ¶ 61,201 (1993); *Richmond Power Enterprise, L.P.*, 62 FERC ¶ 61,157 (1993); and (e) developing or purchasing additional eligible facilities or qualifying facilities. *See China Power Partners, L.P.*, 70 FERC ¶ 61,256 (1995); *Southern Electric Wholesale Generators, Inc.*, 66 FERC ¶ 61,264 (1994); *Entergy Power Development Corp.*, 67 FERC ¶ 61,344 (1994).

[10] *Alpena Power Generation, L.L.C.*, 110 FERC ¶ 61,199 (2005).

VII. State Determinations

No portion of the cost of the Facilities has ever been recovered through a state-jurisdictional rate. Consequently, the state consent requirement in Section 32(c) of PUHCA is not applicable.

VIII. Ownership Or Operation By An Affiliated Or Associated Utility Company

No portion of the Facilities is or will be owned or operated by an electric utility company that is an affiliate or associate company of Alpena Generation.[11]

IX. Associated Electric Utility Companies

Alpena Distribution is the only electric utility company that is an associate company of Alpena Generation, as defined in PUHCA Section 2(a)(10).[12] No other electric utility company is an associate company nor is any electric utility company an affiliate company, as defined in PUHCA Section 2(a)(11),[13] of Alpena Generation.

X. Notice Of Application

A copy of a notice of this application suitable for publication in the Federal Register is attached as Appendix A. A form of the notice is also provided on a three inch (3") diskette in Word format.

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[11] Pursuant to an agreement between the two companies, Alpena Distribution provides limited administrative and technical support to Alpena Generation. Notwithstanding that support, Alpena Generation's officers and directors make all operational decisions for the company.

[12] 15 U.S.C. § 79b(a)(10).

[13] 15 U.S.C. § 79b(a)(11).

XI. EWG FILING FEE

Because Alpena Generation has Commission authorization to sell power at wholesale at market-based rates, Alpena Generation is a public utility under Section 201(e) of the Federal Power Act and is therefore exempt from the filing fee.[14]

CONCLUSION

For the foregoing reasons, Alpena Generation respectfully requests that the Commission issue an order determining that Alpena Generation is an exempt wholesale generator.

Respectfully submitted,

BRUDER, GENTILE & MARCOUX, L.L.P.



William D. Booth
Bruder, Gentile & Marcoux, L.L.P.
1701 Pennsylvania Avenue, N.W.
Suite 900
Washington, D.C. 20006-5807
Telephone: 202/296-1500
Facsimile: 202/296-0627
Email: wdbooth@brudergentile.com

Attorneys for Alpena Power Generation, L.L.C.

May 6, 2005

M:\WDOX\CLIENTS\194alp\WDB1061.DOC

[14] 18 C.F.R § 381.801.

VERIFICATION

Pursuant to 28 U.S.C. § 1748, I, Steven K. Mitchell, Vice President of Alpena Power Generation L.L.C., verify under penalty of perjury that the statements contained in the foregoing Application filed on behalf of Alpena Power Generation, L.L.C. are true and correct.

Executed on 5/6/05



Steven K. Mitchell

CERTIFICATE OF SERVICE

I hereby certify that I have this day served the foregoing document by mail upon the Michigan Public Service Commission and the Securities and Exchange Commission in accordance with Section 365.3(a) of the Commission's regulations and Section 385.2010 of the Commission's Rules of Practice and Procedure.

Dated at Washington, D.C. this 6th day of May 2005.



William D. Booth

Bruder, Gentile & Marcoux, L.L.P.
1701 Pennsylvania Avenue, N.W.
Suite 900
Washington, D.C. 20006-5807
Telephone: 202/296-1500
Facsimile: 202/296-0627
E-Mail: wdbooth@brudergentile.com

Counsel for Alpena Power Generation, L.L.C.

UNITED STATES OF AMERICA
BEFORE THE
FEDERAL ENERGY REGULATORY COMMISSION

ALPENA POWER GENERATION, L.L.C.) DOCKET NO. EG05-_____

NOTICE OF APPLICATION FOR COMMISSION DETERMINATION
OF EXEMPT WHOLESALE GENERATOR STATUS

(_______, 2005)

Take notice that on May 6, 2005, Alpena Power Generation, L.L.C. (Alpena Generation" or the "Applicant") located at 310 North Second Avenue, Alpena, Michigan 49707, filed with the Federal Energy Regulatory Commission ("Commission") an application for determination of exempt wholesale generator status pursuant to part 365 of the Commission's regulations. Applicant states that it is a Michigan limited liability corporation located in the City of Alpena in Alpena County, Michigan, that owns and operates 30 diesel generators with an aggregate capacity rating of 54.6 mega-watts. Alpena Generation further states that all of the electric energy produced by the Facilities will be sold at wholesale.

Any person desiring to intervene or to protest this filing must file in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. 385.211, 385.214). Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a notice of intervention or motion to intervene, as appropriate. Such notices, motions, or protests must be filed on or before the comment date. Anyone filing a motion to intervene or protest must serve a copy of that document on the Applicant. On or before the comment date, it is not necessary to serve motions to intervene or protests on persons other than the Applicant.

The Commission encourages electronic submission of protests and interventions in lieu of paper using the "eFiling" link at http://www.ferc.gov. Persons unable to file electronically should submit an original and 14 copies of the protest or intervention to the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426.

This filing is accessible on-line at http://www.ferc.gov, using the "eLibrary" link and is available for review in the Commission's Public Reference Room in Washington, D.C. There is an "eSubscription" link on the web site that enables subscribers to receive email notification when a document is added to a subscribed docket(s). For assistance with any FERC Online service, please email FERCOnlineSupport@ferc.gov, or call (866) 208-3676 (toll free). For TTY, call (202) 502-8659.

Comment Date: 5:00 pm Eastern Time on (insert date).

Magalie R. Salas
Secretary

METCASH LIMITED (ACN 112 073 480)

formerly "The Newco Project X Limited"
c/o Deutsche Bank AG
Level 18, 225 George Street
SYDNEY NSW 2000

8 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000
Fax: 1900 999 279

Dear Sir / Madam

Please find attached a copy of Form 603 Notice of Initial Substantial Holder for Metcash Trading Limited. A copy has also been provided to Metcash Trading Limited.

Yours faithfully



John Randall
Director

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme **Metcash Trading Limited**

ACN/ARSN **ACN 61 000 031 569**

1. Details of substantial holder (1)
Name Metcash Limited
ACN/ARSN (if applicable) ACN 112 073 480

The holder became a substantial holder on **6/04/05**

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	739,127,428	739,127,428	100

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Refer Annexure A		

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Metcash Limited	Each ordinary shareholder in Metcash Trading Limited	Metcash Limited	739,127,428 ordinary shares

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure B				

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Refer Annexure A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer Annexure C	

Signature

print name **John Randall** capacity **Director**

sign here  date **08/04/2005**

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details.of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A - Details of relevant interests

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Metcash Limited	Direct relevant interest as a result of the Metcash Trading Limited share scheme of arrangement and the Metoz Holdings Limited scheme of arrangement	739,127,428 ordinary shares

Metcash Limited was incorporated on 3 December 2004 and its only shareholder is M&GM Investments Pty Limited, which holds one share in the company and is unrelated to Metcash and controlled by an executive of Deutsche Bank. The shareholders of M&GM Investments Pty Limited are Michael Roche and Geraldine Mary Roche. M&GM Investments Pty Limited's voting power in Metcash Limited will effectively decrease to nil on implementation of the Metcash Trading Limited share scheme of arrangement.

This is annexure A of 1 page referred to in form 603 (Notice of initial substantial holder)


....
Signed

8 · 4. 05.
....
Date

Annexure B - Consideration

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Metcash Limited	6/04/05	$1,124,205,879 being the amount to by paid by Metcash Limited under the terms of the Metoz Holdings Limited scheme of arrangement as described in the Metcash Trading Limited scheme booklet dated 11 February 2005		385,332,000 ordinary shares
Metcash Limited	7/04/05		Approximately 353,795,428 ordinary shares in Metcash Limited being the consideration to be paid by Metcash Limited under the terms of the Metcash Trading Limited share scheme of arrangement as described in the Metcash Trading Limited scheme booklet dated 11 February 2005	353,795,428 ordinary shares

This is annexure B of 1 page referred to in form 603 (Notice of initial substantial holder)


....
Signed

8 · 4. 05
....
Date

Annexure C - Addresses

Name	Address
Metcash Limited	c/o Deutsche Bank AG, Level 18, 225 George Street, Sydney NSW 2000
Metcash Trading Limited	4 Newington Road, Silverwater NSW 2128
Metoz Holdings Limited	PO Box 1970, Highlands North, 2037
M&GM Investments Pty Limited	14 Nicholson Street, Balmain East NSW 2041
Michael Roche	14 Nicholson Street, Balmain East NSW 2041
Geraldine Roche	14 Nicholson Street, Balmain East NSW 2041

This is annexure C of 1 page referred to in form 603 (Notice of initial substantial holder)

....
Signed

8.4.05.
....
Date

GUIDE

This guide does not form part of the prescribed form and is included by ASIC to assist you in completing and lodging form 603.

Signature This form must be signed by either a director or a secretary of the substantial holder

Lodging period Nil

Lodging Fee Nil

Other forms to be completed Nil

Additional Information

(a) If additional space is required to complete a question, the information may be included on a separate piece of paper annexed to the form.

(b) This notice must be given to a listed company, or the responsible entity for a listed managed investment scheme. A copy of this notice must also be given to each relevant securities exchange.

(d) The person must give a copy of this notice:
(i) within 2 business days after they become aware of the information; or
(ii) by 9.30am on the next trading day of the relevant securities exchange after they become aware of the information if:

(A) a takeover bid is made for voting shares in the company or voting interests in the scheme; and
(B) the person becomes aware of the information during the bid period..

Annexures

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. show the corporation name and ACN or ARBN
3. number the pages consecutively
4. print or type in BLOCK letters in dark blue or black ink so that the document is clearly legible when photocopied.
5. identify the annexure with a mark such as A, B, C, etc
6. endorse the annexure with the words:
This is annexure (mark) of (number) pages referred to in form (form number and title)
7. sign and date the annexure
The annexure must be signed by the same person(s) who signed the form.

Information in this guide is intended as a guide only. Please consult your accountant or solicitor for further advice.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

7 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Compliance With Listing Rule 3.1 – Continuous Disclosure

Metcash confirms that it is in compliance with listing rule 3.1.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

7 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

IMPLICATION FOR FOODLAND TAKEOVER OFFER OF METCASH CAPITAL REORGANISATION BECOMING EFFECTIVE

Metcash Trading Limited is pleased to advise Foodland shareholders of the positive implications of Metcash's Capital Reorganisation becoming effective today.

First, Metcash confirms that as a result of the Capital Reorganisation becoming effective the Exchange Ratio related to its Takeover Offer for Foodland Associated Limited will be adjusted from 2.44 to 2.66 Metcash A Shares for each Foodland share.

Based on the Metcash closing price on Wednesday, 6 April of $3.17, the adjusted Exchange Ratio derives a value for Foodland Australia under the Share Offer of $994 million. The Metcash Cash Offer remains $846 million.

Second, following the Capital Reorganisation becoming effective, the two shareholder votes required to transfer Foodland New Zealand to Foodland NZ shareholders are now assured.

As outlined in Metcash's Bidder's Statement, these shareholder votes are:

1. Metcash ordinary shareholders approval of the NZ Holdco Transfer. Following the implementation of the Capital Reorganisation, Newco will be the only ordinary shareholder of Metcash and will vote in favour of the transfer.

2. NZ Shareholders approval of the cancellation of NZ Shares. As disclosed in the Bidder's Statement, the constitution of Metcash and the terms of issue of the NZ Shares provide that each NZ Shareholder irrevocably appoints Metcash as its attorney and agent for the purposes of voting in favour of this cancellation. Therefore, this second resolution will be passed unanimously.

For further information

Edwin Jankelowitz
Metcash
(02) 9741 3011

Tim Allerton
City Public Relations
(02) 9267 4511


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

6 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Metcash Capital Reorganisation Approved

Metcash Trading Limited is pleased to announce that the High Court of South Africa approved the Metoz Scheme of Arrangement overnight. This follows the Supreme Court of New South Wales approval of the Metcash Schemes of Arrangement yesterday.

The granting of the court orders was the last approval outstanding and now means that the Metcash Capital Reorganisation will become effective on Thursday 7th April 2005.

Metcash Chief Executive Officer, Andrew Reitzer, commented "Today marks the start of another exciting chapter in Metcash's future development – now as an Australian owned company."

"The Court approvals ensure that Metcash shareholders will have an opportunity to participate in the benefits expected to be delivered by the Capital Reorganisation including a more efficient capital structure, EPS accretion and improved liquidity in Metcash shares."

Metcash would also like to advise that following the implementation of the Capital Reorganisation it is expected that the group will move to a 100% free-float in the S&P/ASX 200.

For further information call:

Andrew Reitzer	Tim Allerton
Metcash Trading Limited	City PR
612 9741 3060	612 9267 4511


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

5 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

Metcash Schemes

Approval of Supreme Court of NSW

We are pleased to advise that the Supreme Court of New South Wales today made orders approving the Metcash Trading Limited (**Metcash**) share scheme of arrangement and the Metcash option scheme of arrangement (the **Metcash Schemes**) as described in Metcash's scheme booklet dated 11 February 2005 (**Scheme Booklet**).

The court ruling follows the approvals received at the shareholder and optionholder meetings held on 22 March 2005.

Subject to the High Court of South Africa approving the Metoz Holdings Limited scheme of arrangement (**Metoz Scheme**) and the Metoz scheme becoming effective, a copy of the orders of the court will be lodged with the Australian Securities & Investments Commission (**ASIC**) on 7 April 2005.

The court orders require Metcash to lodge a copy of the orders with ASIC (at which point the Metcash Schemes would become effective) by 9.30am on the business day after the Metoz Scheme becomes effective and not before the Metoz Scheme becomes effective.

Change of company name for The Newco Project X Limited

The Newco Project X Limited has changed its name to Metcash Limited.

Suspension of Metcash ordinary shares and commencement of deferred settlement trading

Subject to the Metcash share scheme becoming effective, it is expected that:

- ASX will suspend trading in Metcash ordinary shares from close of trading on 7 April 2005;
- deferred settlement trading in Metcash Limited shares will commence on 8 April 2005;
- the record date for the Metcash Schemes will be 15 April 2005;
- the implementation date for the Metcash Schemes will be 18 April 2005;

- holding statements will be dispatched to shareholders, and option certificates to optionholders, on 22 April 2005; and
- deferred settlement trading in Metcash Limited shares will end on 22 April 2005.

From commencement of deferred settlement trading, Metcash Limited ordinary shares are expected to be quoted on ASX under the code "MTS".

Suspension of CULS and commencement of deferred settlement trading

Subject to the Metcash share scheme becoming effective, it is expected that:
- ASX will suspend trading in CULS from close of trading on 7 April 2005;
- 25% of the existing CULS will cease to be quoted as CULS and will commence to trade as Metcash Limited shares on a deferred settlement basis from 8 April 2005;
- the remaining 75% of the existing CULS will continue to be quoted as CULS and will commence to trade on a deferred settlement basis from 8 April 2005;
- the record date for the CULS will be 15 April 2005;
- the conversion date for the CULS will be 19 April 2005;
- holding statements will be dispatched to CULS holders on 22 April 2005; and
- deferred settlement trading in CULS and Metcash Limited shares issued upon conversion of CULS will end on 22 April 2005.

Approximate numbers of Metcash Limited shares and CULS

It is expected that, as a result of the above, approximately:

- 427,393,552 Metcash Limited shares will commence trading on a deferred settlement basis (this number includes the Metcash Limited shares to be issued upon conversion of 25% of the CULS); and
- 220,794,371 CULS will commence trading on a deferred settlement basis.

Yours faithfully



John Randall
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**140,700 (MTT)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (124,350 shares)** **$0.431 (600 shares)** **$1.538 (15,750 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 140,700 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st April 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
739,127,428	Ordinary (MTT)
294,392,494	CULS (MTTG)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**13,968,860**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: 
(~~Director~~/Company Secretary)

Date: 4th April 2005

Print name: .....JOHN RANDALL..........

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael John Wesslink
Date of last notice	8 September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18th March 2005
No. of securities held prior to change	145,000 MTT 540,000 MTTAI
Class	MTT (Fully Paid Ordinary) MTTAI (Options) MTTG (CULS)
Number acquired	37,500 MTTG
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$95,250.00
No. of securities held after change	145,000 MTT 540,000 MTTAI 37,500 MTTG

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Convertible Unsecured Loan Stock issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Longes
Date of last notice	8th January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18th March 2005
No. of securities held prior to change	Gemnet Pty Ltd 100,000
Class	MTT
Number acquired	Gemnet Pty Ltd 50,000 MTTG
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Total cost $127,000.00
No. of securities held after change	Gemnet Pty Ltd 100,000 MTT 50,000 MTTG

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Convertible Unsecured Loan Stock issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Leslie Barnes
Date of last notice	8th January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18th March 2005
No. of securities held prior to change	Dazuna Pty Ltd (Barnes Family Trust) 125,000 MTT
Class	MTT
Number acquired	Dazuna Pty Ltd (Barnes Family Trust) 104,167 MTTG
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Total cost $264,584.18
No. of securities held after change	Dazuna Pty Ltd (Barnes Family Trust) 125,000 MTT 104,167 MTTG

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Convertible Unsecured Loan Stock issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Albert Edward Harris
Date of last notice	9th February 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	18th March 2005
No. of securities held prior to change	Harvick Pty Ltd 91,660 Glowvane Pty Ltd 51,660 A E Harris Superannuation Fund 201,660
Class	MTT
Number acquired	Harvick Pty Ltd 43,050 MTTG Glowvane Pty Ltd 76,383 MTTG
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Total cost $303,359
No. of securities held after change	Harvick Pty Ltd 91,660 MTT 43,050 MTTG Glowvane Pty Ltd 51,660 MTT 76,383 MTTG A E Harris Superannuation Fund 201,660 MTT

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Convertible Unsecured Loan Stock issue

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

23rd March 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
Sydney NSW 2000

PRESS RELEASE

METCASH AND METOZ SHAREHOLDERS STRONGLY ENDORSE CAPITAL REORGANISATION

Shareholders in Metoz Ltd and Metcash Trading Ltd today have strongly supported their respective schemes of arrangement at meetings in Johannesburg and Sydney to effectively remove Metoz as Metcash's 52 per cent majority shareholder.

Voting with more than 96 per cent of shares in favour, shareholders in Metoz approved the Metoz Scheme, allowing The Newco Project X Ltd to acquire all of the issued shares in Metoz Holdings and therefore acquire control over Metoz's controlling stake in Metcash.

More than 99 per cent of Metcash shares and 98 per cent of Metcash shareholders in Sydney earlier voted in favour of resolutions regarding the Metcash Scheme, approving the acquisition by Newco of Metoz and the provision of financial assistance to Newco. The Metcash Share Scheme was approved by 98.7 per cent of members voting and 99.9 per cent of votes whilst the Metcash Option Scheme was approved by 99.2 per cent of option holders voting and 99.9 per cent of votes.

As a consequence of the successful shareholder meetings, Newco will become the holding company of Metcash and own 100 per cent of the ordinary shares in Metcash. Newco's name will be changed to Metcash Limited.

Chief Executive of Metcash, Mr Andrew Reitzer, said "Metcash is delighted to have attracted the support of shareholders in Metoz and Metcash for the implementation of our strategy to return the group to Australian ownership and deliver enhanced returns to shareholders.

"The support of Metcash shareholders augurs well for the implementation of our strategic plan. We can now focus on our successful acquisition of Foodland Associated Ltd's Australian assets to create a locally owned, stronger third force in the Australian retailing market", he concluded.

For Further Information Call:

Tim Allerton
City PR
(02) 9267 4511
(0412) 715 707.


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

22nd March 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Scheme Meetings and Extraordinary General Meeting

Please see attached the results of the Share Scheme Meeting, Option Scheme Meeting and Extraordinary General Meeting held this afternoon.

The resolutions for each meeting are contained in the Scheme Booklet (including Notice of Meeting) released to ASX on 11th February 2005.

Yours faithfully

John Randall
Company Secretary

Metcash Trading Limited

ABN 61 000 031 569

Share Scheme Meeting-Tuesday, 22 March 2005

Disclosure of Proxy Votes

Resolution Number	Resolution 1
Decided by a show of hands (S) or poll (P)	P
Total number of proxy votes excercisable by proxies validly appointed	184,738,843
Total number of proxy votes in respect of which the appointment specifies that:	
- the proxy is to vote for the resolution	176,278,749
- the proxy is to vote against the resolution	212,824
- the proxy is to abstain on the resolution	144,360
- the proxy may vote at the proxy's discretion	8,247,270
Total votes cast on a poll in favour of the resolution	188,184,939
Total votes cast on a poll against the resolution	212,824
Total votes cast on a poll abstaining on the resolution	144,360

Metcash Trading Limited

ABN 61 000 031 569

Option Scheme Meeting-Tuesday, 22 March 2005

Disclosure of Proxy Votes

Resolution Number	Resolution 1
Decided by a show of hands (S) or poll (P)	P
Total number of proxy votes excercisable by proxies validly appointed	4,264,754.8
Total number of proxy votes in respect of which the appointment specifies that:	
- the proxy is to vote for the resolution	3,135,823.2
- the proxy is to vote against the resolution	11,841.1
- the proxy is to abstain on the resolution	0
- the proxy may vote at the proxy's discretion	1,117,090.5
Total votes cast on a poll in favour of the resolution	10,986,649.7
Total votes cast on a poll against the resolution	11,841.1
Total votes cast on a poll abstaining on the resolution	0

Metcash Trading Limited

ABN 61 000 031 569

Extraordinary General Meeting-Tuesday, 22 March 2005

Disclosure of Proxy Votes

Resolution Number	Resolution 1	Resolution 2	Resolution 3	Resolution 4
Decided by a show of hands (S) or poll (P)	P	P	P	P
Total number of proxy votes excercisable by proxies validly appointed	190,507,541	190,508,881	190,500,670	192,670
Total number of proxy votes in respect of which the appointment specifies that:				
- the proxy is to vote for the resolution	181,498,888	181,491,518	181,466,187	0
- the proxy is to vote against the resolution	236,053	222,343	237,803	192,670
- the proxy is to abstain on the resolution	107,015	105,675	113,886	128,600
- the proxy may vote at the proxy's discretion	8,772,600	8,795,020	8,796,680	0
Total votes cast on a poll in favour of the resolution	194,002,858	194,017,908	193,994,237	385,332,000
Total votes cast on a poll against the resolution	236,053	222,343	237,803	192,670
Total votes cast on a poll abstaining on the resolution	107,015	105,675	113,886	128,600

Metcash Trading Limited

ABN 61 000 031 569

Extraordinary General Meeting-Tuesday, 22 March 2005

Disclosure of Proxy Votes

Resolution Number	Resolution 5
Decided by a show of hands (S) or poll (P)	P
Total number of proxy votes excercisable by proxies validly appointed	190,419,540
Total number of proxy votes in respect of which the appointment specifies that:	
- the proxy is to vote for the resolution	181,396,911
- the proxy is to vote against the resolution	227,409
- the proxy is to abstain on the resolution	195,016
- the proxy may vote at the proxy's discretion	8,795,220
Total votes cast on a poll in favour of the resolution	579,255,501
Total votes cast on a poll against the resolution	227,409
Total votes cast on a poll abstaining on the resolution	195,016

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**320,340 (MTT)** **4,000 (MTTAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (184,800 shares) $0.431 (5,000 shares) $1.538 (130,540 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 320,340 Employee Options Re-instate 4,000 options (previously cancelled in error – 2,000 @ $0.44 and 2,000 @ $1.538)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**18th March 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	738,986,728	Ordinary (MTT)
		294,392,494	CULS (MTTG)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: Date: 18th March 2005
(Director/~~Company Secretary~~)

Print name: .....Edwin Jankelowitz..........


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

18 March 2005

Metcash allots CULS under the retail offer

Metcash Trading Ltd ("**Metcash**" or the "**Company**") (ASX:MTT) announced today that the allotment of Convertible Unsecured Loan Stock ("**CULS**") issued under the retail offer, has been completed, and are expected to begin trading on ASX at 10:00am under the code "MTTG".

CULS not accepted under the retail offer were sold in a bookbuild conducted by Deutsche Bank on the evening of Thursday 17 March 2005. The bookbuild achieved a price of $2.64, which represents a $0.10 premium to the underwritten issue price of $2.54. As stated in the CULS prospectus, despatch of payment to shareholders that did not accept their offer of CULS under the retail offer is expected to occur on 31 March 2005.

Attached are details of the Top 20 holders and range of holders as at 18 March 2005.

The scheme meetings to approve the capital reorganisation are being held on 22 March 2005.

ENDS

All enquires should be directed to:

Andrew Reitzer
0417 275 806

Edwin Jankelowitz
0417 062 338

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Metcash Trading Limited
Convertible Unsecured Loan Stock (CULS)
Top 20 Holdings as at 18-03-2005

Holder No	Holder Name	Balance at 18-03-2005	% I/C
S00000689866	NATIONAL NOMINEES LIMITED	63605130	21.606
S00000691208	WESTPAC CUSTODIAN NOMINEES LIMITED	53727985	18.25
S00000715361	RBM NOMINEES PTY LIMITED	33497220	11.378
S00013156620	BAINPRO NOMINEES PTY LIMITED	21577900	7.33
S00000695084	J P MORGAN NOMINEES AUSTRALIA LIMITED	19406941	6.592
Group	ANZ NOMINEES LIMITED	11316290	3.844
S00000999458	IOOF INVESTMENT MANAGEMENT LIMITED	9834393	3.341
Group	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	9044852	3.072
Group	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	8831928	3
Group	CITICORP NOMINEES PTY LIMITED	6894735	2.342
S00001000179	WESTPAC FINANCIAL SERVICES LIMITED	6311311	2.144
S00000999423	QUEENSLAND INVESTMENT CORPORATION	5281073	1.794
S00001317628	IAG NOMINEES PTY LIMITED	4981134	1.692
S00012022620	CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C>	3774488	1.282
S00000930997	HEALTH SUPER PTY LTD	2142477	0.728
S00000743216	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LTD	2032967	0.691
S00000920061	GOVERNMENT SUPERANNUATION OFFICE <STATE SUPER FUND A/C>	2008064	0.682
S00003704254	WESTPAC LIFE INSURANCE SERVICES LIMITED	1964770	0.667
S00014131477	UBS NOMINEES PTY LTD <PRIME BROKING A/C>	1856473	0.631
S00013578761	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 18 A/C>	1851844	0.629
		269941975	**91.695**
	Total CULS on Issue	**294392494**	

Metcash Trading Limited

ABN 61 000 031 569
Incorporated in New South Wales

Analysis of Holdings as at 18-03-2005

Security Classes
Convertible Unsecured Loan Stock (CULS)

Holdings Ranges	Holders	Total Units	%
1-1,000	386	251,271	0.085
1,001-5,000	1,023	2,834,828	0.963
5,001-10,000	451	3,409,558	1.158
10,001-100,000	265	6,677,590	2.268
100,001-99,999,999,999	53	281,219,247	95.525
Totals	**2,178**	**294,392,494**	**100.000**


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

17 March 2005

The Manager
Company Announcement Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

ATO confirms CGT scrip-for-scrip roll-over relief for Metcash shareholders and optionholders

On 16 March 2005, the ATO released a class ruling for capital gains tax ("CGT") scrip-for-scrip roll-over relief relating to the Metcash Share Scheme and Metcash Option Scheme.

The class ruling confirms that Metcash shareholders and optionholders can choose CGT roll-over relief in relation to the exchange of ordinary shares and options in Metcash for ordinary shares and options in Newco Project X Limited, respectively, where the shareholders and optionholders satisfy the specified requirements.

For further information please refer to the ATO class ruling announcement on the following ATO website: http://law.ato.gov.au/atolaw/index.htm.

Yours faithfully

J A Randall
Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15th March 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Metoz

We refer to an article on page 12 of yesterday's Australian Financial Review. The article stated that certain Metoz shareholders planned to requisition an extraordinary general meeting to propose certain resolutions, including the appointment of an independent advisor to advise the Metoz board on options available to the company in regard to its Metcash shareholding.

Metoz has advised Metcash that it has received a requisition of the general meeting and that it will comply within the statutory period. Metoz has also informed Metcash that it is of the view that there is no alternative offer and that it continues to recommend shareholders vote in favour of the Newco scheme.

Yours faithfully

J A Randall
Secretary




TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

14th March 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Second Interim Dividend

I refer to the announcement relating to the second interim dividend and advise that the payment date of the dividend will be on the 29th March, 2005.

Yours faithfully

J A Randall
Secretary




Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

14th March 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Second Interim Dividend

The Board of Metcash Trading Limited today resolved to pay a second interim dividend for the 2005 financial year.

The dividend will be 4 cents per share, fully franked at 30%, with a record date of 23 March 2005, payable on 28th March 2005.

The intention to pay a second interim dividend was stated in the Company's Scheme Booklet, released to ASX on 11th February 2005.

Yours faithfully

J A Randall
Secretary









Metcash
TRADING LIMITED AUSTRALASIA

Investment market presentation

10 March 2005


IGA
INDEPENDENT GROCERS OF AUSTRALIA

Campbells
Wholesale Cash & Carry


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

Introduction

Introduction

- FAL's response fully endorses the break up of FAL's Australian and NZ operations
- Details of the demerger "proposal" remain a mystery
- MTT remains highly confident that FAL NZ can be spun-off
- MTT has requested a Class Ruling from the ATO in relation to the NZ preference shares
- "Superior alternatives" mentioned but no information provided
- The value of Action appears to be the primary area of difference – Metcash believes Grant Samuel's valuation is flawed

Valuation

Valuation

- The mid-point of MTT's cash or shares[1] offer is around $900 million, whilst the bottom end of Grant Samuel's defence valuation purports to represent that FAL Australia is worth at least $1,025 million
- On the face of it, the parties appear to be at least $125 million apart
- The value of Action appears to be the primary area of difference
- Excluding factual differences regarding the quantum of non-core assets, on a like for like basis, MTT does not believe the value of Action is realistic or defensible

1. Based on the mid-point of MTT's Cash Alternative of $846 million and the Share Alternative of $928 million

Valuation – like for like basis

	Metcash View		Adjusted Grant Samuel View (like for like basis)		
A$m	Cash offer	Share offer	Low	High	Comments
Total entity value	846	928[1]	1,025	1,126	
Less: other assets (incl cash)	(47)	(47)	(135)	(143)	- Factual / due diligence
Less: FAL wholesale[2]	(424)	(424)	(421)	(427)	- MTT accepts implied mid-point of GS range
Less: Implied/Attributed Synergies[7]	(101)	(183)	(110)[3]	(145)[3]	- Within the range
Add: Capitalised Overheads	41[4]	41[4]	20	17	- GS too low
Value of Action to Metcash	**315**[5]	**315**[5]	**379**[6]	**429**[6]	

Conclusion: The fundamental difference in valuation between MTT and Grant Samuel is Action. Estimates of sharing of synergies between Grant Samuel and MTT are broadly in line

Refer Appendix 1 for explanation of footnotes

Action’s forecasts are not credible

Action – a declining business



5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
EBITA Margin
4.6%
3.0%
3.0%
2.9%
2.8%
2001
2002
2003
2004
2005F
FAL a cquires Franklins east coast stores in June 2001.
Look at what happened!!

"Target is to achieve industry comparable margins in three years"
2002 Full Year Results Commentary on Action – ASX filing 24/9/2002

- EBITA margins have been declining over last 5 years
- FAL say they have a "*proven track record for delivering strategic initiatives to maximise value*"
- The acquisition of the Franklins Stores is claimed to have been one such strategic initiative

Conclusion: Since the Franklins Stores were acquired Action's margins have declined

Grant Samuel's assumptions are unrealistic



EBITDA margin
6.0%
5.0%
4.0%
3.0%
2.0%
4.3%
4.3%
4.6%
5.3%
5.7%
Action 2004 Actual
GS Action 2005
Coles Myer 2004
Woolworths 2004
GS Action 2007

- Grant Samuel has forecast that Action will make higher EBITDA margins than Woolworths and Coles Myer, the market leaders, make today

Conclusion: Given Action's historical performance, do you really believe Grant Samuel's Action forecasts?

Grant Samuel's valuation of Action is flawed

Grant Samuel's valuation approach for Action does not correlate

- Grant Samuel conveniently relies on a multiple of earnings methodology to support its value for Action of $420-$460 million (including synergies)
- Given the low margin business and high level of capital expenditure and the fact that Action will not be cash flow positive until 2008[1] at the earliest – surely DCF methodology is more relevant

Terminal value growth GS assumptions	Discount Rate		
	8.5%	9.0%	9.5%
	$m	$m	$m
2.5%	358	324	294
3.0%	388	348	314
3.5%	423	376	337

- accords with MTT's view of value of $288m - $341m

Conclusion: Do you really believe an 8.5% discount rate would apply to such a poorly positioned business? With food inflation at 1.5% p.a and its weak position relative to CML and WOW, how can 3.5% "growth in perpetuity" be considered realistic?

1. Page 63 – GS Report

Grant Samuel's assessed value range

- Grant Samuel derives a valuation range for Action of $420 - $460 million which implies:
  - **10.6x to 11.7x** 2005 EBITA



*CML – WOW are trading at **10.9x – 11.5x**[1] forecast EBITA, excluding a premium for control. Comparing the size, margins and growth of CML and WOW to Action's portfolio of 80 full service supermarkets, is this range credible?*

  - **15.2x to 16.7x** average weekly sales (AWS) (including stock)



*The 147 Franklins stores sold to CML, WOW and Pick 'n Pay were sold on AWS multiples of **7.3x – 10.4x**[2]. Anticipate significant ACCC issues with purchase of Action by CML and WOW*

Conclusion: Conventional industry benchmarks on an AWS per store basis are currently 10x – 12x (including stock), not 15x – 17x AWS as suggested by Grant Samuel

1. Grant Samuel Report p. 1 of Appendix
2. Grant Samuel Report p.8 of Appendix

Conclusion

- Key questions to consider:
  - In six months, post the potential demerger:
    - What would FAL Australia look like?
    - What would FAL Australia be worth?
  - Is the risk of continued decline in FAL Australia's value acceptable to shareholders?
  - What is FAL guaranteeing its shareholders?

MTT's offer for FAL Australia is within the range, after correcting Grant Samuel's unrealistic assumptions

Appendix 1

Valuation footnotes

1. MTT share offer total entity value of $928 million based on MTT 30 day VWAP to 8 March 2005 of $2.96 and an exchange ratio of 2.66

2. FAL Wholesale value under MTT Offer represents the mid-point of the implied Grant Samuel FAL Wholesale valuation

3. Estimated Grant Samuel synergies calculated as (refer P.61 Grant Samuel Report):

   – 2006: $10-$12 million Say $12 million NPV @ 10% to 2005 = $11 million x 10x multiple = $110 million

   – 2009: $20-$24 million Say $22 million NPV @ 10% to 2005 = $14.4 million x 10x multiple = $145 million

4. Capitalised Overheads based on annual corporate costs as a "stand alone" entity of $4 million (as disclosed in MTT Bidder's Statement P.202) and 10.2x EBITA multiple based on the mid-point forecast EBITA multiple range disclosed by Grant Samuel for Franchise & Supply (P. 64 Grant Samuel Report)

5. Value of Action under MTT offer represents mid-point of PricewaterhouseCoopers Independent Expert valuation of the Action stores of $288 - $341 million as disclosed in the Bidder's Statement (P. 212 Bidder's Statement)

6. Value of Action under Adjusted Grant Samuel valuation represents Grant Samuel estimate of the sale proceeds received by MTT from divestment of the Action stores (P. 72 Grant Samuel Report)

7. Value of implied synergies for MTT offer calculated by deducting all other known numbers from total entity value

71dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**947,630 (MTT)** **88,500 (MTTAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (283,940 shares)** **$0.431 (12,080 shares)** **$1.538 (651,610 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 947,630 Employee Options** **Cancellation of 88,500 employee options (employees who have terminated)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**28th February 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	738,666,388	Ordinary (MTT)
		231,893,523	CULS (MTTG)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**14,425,900**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 7th March 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

PRESS RELEASE
March 2, 2005

Metcash Secures Agreement to Supply Former ALH Liquor Outlets in Queensland

Metcash Trading Limited (Metcash) today announced that it had reached agreement with Bruandwo Pty Ltd (Bruandwo) for Metcash business division, Australian Liquor Marketers Pty Ltd (ALM), to supply Bruandwo's newly acquired liquor outlets in Queensland.

The outlets were acquired as part of Bruandwo's recent purchase of Australian Liquor & Hospitality (ALH) from the Fosters Group.

ALM already has an agreement to service the MGW Pty Ltd (MGW) hotels in Queensland and these will be consolidated with the 150 former ALH outlets (including detached bottle shops) and serviced by ALM under a single, new agreement.

The agreement is expected to add significantly to ALM's wholesale volume in Queensland, which will be accommodated by ALM's new distribution centre in Crestmead, South Brisbane.

The new 16,000 square metre warehouse operates with a state-of-the-art warehouse management system, including voice-picking technology.

It is anticipated that ALM's supply to the new outlets will commence in early April 2005.

Background

ALM is Australia's largest broad-range liquor wholesaler, with a total of 18 distribution centres, serving large and small customers in both on and off-premise liquor outlets in city and regional areas. Through its wholly owned subsidiary, Tasman Liquor Company, ALM is also the largest broad-range liquor wholesaler in New Zealand.

Metcash Trading Limited is a leading marketing and distribution company operating in the food and other fast moving consumer goods categories. It operates three business units – Australian Liquor Marketers, IGA Distribution and Campbells Cash & Carry.

For further information

Mike Wesslink
Australian Liquor Marketers
(02) 9741 3000

Tim Allerton
City Public Relations
(02) 9267 4511


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

25 February 2005

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Adjustments relating to CULS issue

As is explained in the Scheme Booklet and the Bidder's Statement, if the Capital Reorganisation proceeds, certain adjustments are to be made to reflect the CULS issue. These adjustments relate to:

1. Metcash A Share Exchange Ratio under the takeover bid for Foodland, and
2. Exercise price of each Metcash Option.

Metcash is now in a position to calculate what those adjustments will be, assuming the Capital Reorganisation proceeds. They are set out below.

The meetings to consider the Capital Reorganisation are scheduled for 22 March, and the Court hearing for approval of the schemes is scheduled for 5 April 2005. Therefore, Metcash will confirm at a later stage whether these adjustments will actually be made.

Metcash A Share adjustment mechanism for Exchange Ratio

Under the formula set out in the Bidder's Statement sent to Foodland shareholders and as set out in Attachment 1, the adjustment factor for the Metcash A Share Exchange Ratio is 1.09.

This results in an adjusted Exchange Ratio of 2.66 if the Capital Reorganisation is Effective. Therefore, if the Capital Reorganisation proceeds, under the Metcash A Share Alternative, Foodland shareholders will receive 2.66 Metcash A Shares per Foodland share.

Formula for adjustment of Exercise Price of each Metcash Option

As explained in the Scheme Booklet, under the Metcash Option Scheme, the Metcash Options are intended to be cancelled and replaced by options in a new group holding company.

Under the formula set out in the Scheme Booklet sent to Metcash Optionholders and as set out in Attachment 1, the replacement options which Optionholders will receive will have an exercise price which is $0.27 less than the exercise price of their Metcash Options, if the Metcash Option Scheme is Effective.

Please contact Mr Edwin Jankelowitz or Mr John Randall if you have any questions.

Yours faithfully,



John Randall
Company Secretary

Attachment 1

Metcash A Share adjustment mechanism for Exchange Ratio

As advised to Foodland shareholders in the Bidder's Statement, if the Capital Reorganisation becomes Effective, the Exchange Ratio will be adjusted according to the following formula.

$$2.44 \times \frac{\text{5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date}}$$

The 5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date was $3.29. Shareholders should note that this VWAP was calculated based on the actual share price and volume traded recorded on the ASX prior to the Ex-Rights Date.

The 5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date was $3.02.

The Ex-Rights Date was Wednesday 16 February 2005.

Formula for adjustment of Exercise Price of each Metcash Option

As advised to Metcash optionholders in the Scheme Booklet, subject to the Metcash Option Scheme becoming Effective, the exercise price of each Metcash Option (and consequently each Newco Option issued pursuant to the Metcash Option Scheme) shall be adjusted according to the following formula.

$O' = O - E\,(P_{VWAP\ PRE} - P_{VWAP\ EX})$

Where:

O' = the new exercise price of the Metcash Option

O = the old exercise price of the Metcash Option

E = the number of Metcash Shares into which one Metcash Option is exercisable. This will equal 1 in all circumstances.

$P_{VWAP\ PRE}$ = 5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date

$P_{VWAP\ EX}$ = 5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date

Therefore:

$O' = O - 1\,(\$3.29 - \$3.02)$

$O' = O - \$0.27$


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

25th February 2005

Metcash allots CULS under the institutional offer

Metcash Trading Limited ('**Metcash**' or the '**Company**') (ASX:MTT) announced today that the institutional allotment of Convertible Unsecured Loan Stock ('**CULS**') has been completed and are expected to begin trading on ASX at 10.00 a.m. under the code "MTTG". The offer was made pursuant to a prospectus lodged with ASIC on 11 February 2005.

CULS not accepted under the institutional offer were sold in a bookbuild conducted by Deutsche Bank on Tuesday 15th February 2005. The bookbuild achieved a price of $2.68, which represents a $0.14 premium to the issue price of $2.54. The institutions that did not accept their offer of CULS under the institutional offer are expected to receive this premium on 28 February 2005.

The retail component of the offer has now opened and closes at 5.00 p.m. Sydney time on the 15th March 2005.

Attached are details of the top 20 holders of CULS and the distribution schedule.

ENDS

All enquiries should be directed to:

ANDREW REITZER
Chief Executive Officer
Metcash Trading Limited
PH: (02) 9741 3060

TIM ALLERTON
Managing Director
City Public Relations
PH: (02) 9267 4511

Top 20 holders of Convertible Unsecured Loan Stock as at 25 February 2005

Holder Name	Holding	%
WESTPAC CUSTODIAN NOMINEES LIMITED	52600528	22.683
NATIONAL NOMINEES LIMITED	44709732	19.28
J P MORGAN NOMINEES AUSTRALIA LIMITED	39208935	16.908
RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C>	15648015	6.748
QUEENSLAND INVESTMENT CORPORATION	10489406	4.523
IOOF INVESTMENT MANAGEMENT LIMITED	9834393	4.241
COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	9563807	4.124
WESTPAC FINANCIAL SERVICES LIMITED	6847152	2.953
IAG NOMINEES PTY LIMITED	5585436	2.409
RBM NOMINEES PTY LIMITED	4015454	1.732
CITICORP NOMINEES PTY LIMITED <CFS WSLE 452 AUST SHARE A/C>	3890188	1.678
GOVERNMENT SUPERANNUATION OFFICE <STATE SUPER FUND A/C>	2808616	1.211
ANZ NOMINEES LIMITED	2688162	1.159
WESTPAC LIFE INSURANCE SERVICES LIMITED	2350261	1.014
AMP LIFE LIMITED	2280964	0.984
HEALTH SUPER PTY LTD	2142477	0.924
VICTORIAN WORKCOVER AUTHORITY	1979100	0.853
UBS NOMINEES PTY LTD <PRIME BROKING A/C>	1937667	0.836
CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 18 A/C>	1851844	0.799
PSS BOARD	1421955	0.613
	221854092	95.671
Total	231893523	

Distribution Schedule

Holding Ranges	Holders	Total Units	%
1-1000	0	-	0
1001-5000	1	4,800	0.002
5001-10000	0	-	0
10001-100000	12	572,853	0.247
100001-9999999999	39	231,315,870	99.751
Totals	52	231,893,523	100.000


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

24th February 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

I wish to advise that the Prospectus – 5 for 6 pro rata offer of Convertible Unsecured Loan Stock (CULS) was mailed to Metcash Shareholders today:

The Prospectus was lodged with ASX on 11th February and is available on the company's website at www.metcash.com

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

18th February 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

I wish to advise that the following documents were mailed to Metcash Shareholders and Option holders today:

- Covering letter
- Transaction Overview
- Scheme Booklet

Copies of the documents are attached.

Yours faithfully

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

18 February 2005

METCASH CAPITAL REORGANISATION

Dear Shareholders and Optionholders

Enclosed for your consideration is the documentation relating to the proposed Capital Reorganisation announced by Metcash on 6 December 2004, comprising:

1. **Transaction Overview booklet** – this document provides an outline of key features of the transaction and **what you need to do to vote on the Resolutions**
2. **Scheme Booklet, containing Explanatory Statements and Notices of Meetings** – this document provides information on the transaction, along with the Notices of Meetings which detail the Resolutions to be voted on by Shareholders and Optionholders at the Metcash shareholder and optionholder meetings on 22 March 2005
3. **Proxy Forms** – it is important that you cast your vote in respect of the transaction. If you are unable to attend the meeting, you are encouraged to complete and send in your proxy forms using the replied paid envelope enclosed

Please carefully read all documents provided to you and if you have any questions in respect of the transaction, please contact the Australian toll-free information line on 1300 724 363 (International calls +61 2 9240 7470).

Yours faithfully

John Randall
Company Secretary

Freehills

18 February 2005

Our ref	RXM:JVK:30F
Phone	(02) 9225 5500
Email	rebecca.maslen-stannage@freehills.com
Matter no	80783880
Doc no	Sydney\004800592

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited which was announced on 6 December 2005.

We attach, pursuant to section 630(4) of the Corporations Act 2001 (Cth), a notice indicating that the condition in clause 23.9(a) of Metcash's bidder's statement dated 21 January 2005 (that is, the Foreign Investment Review Board approval), has been fulfilled.

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Metcash Trading Limited (ABN 61 000 031 569)

Company notice – section 630(4) Corporations Act 2001

Notice that defeating condition to takeover bid fulfilled

To: Foodland Associated Limited (ABN 13 008 667 650); and

Australian Stock Exchange Limited

For the purposes of subsection 630(4) of the Corporations Act 2001, Metcash Trading Limited gives notice declaring that the condition to its offers dated 7 February 2005 for all the ordinary shares in Foodland Associated Limited, as set out in clause 23.9(a) of its bidder's statement dated 21 January 2005 (that is, the Foreign Investment Review Board approval), has been fulfilled (so the offers have become free of this condition).

Date: 18 February 2005

Signed for and on behalf of

Metcash Trading Limited:



....

Company Secretary,

Metcash Trading Limited



Australian Government

The Treasury

Telephone: (02) 6263 3795
Overseas: (61-2) 6263 3795
Facsimile: (02) 6263 2940

Foreign Investment Policy Division
The Treasury
Langton Crescent
CANBERRA ACT 2600

17 February 2005
File: FIR 2005/0260 / T

Mr Martin Shakinovsky
Freehills
MLC Centre
19-29 Martin Place
SYDNEY NSW 2000

Dear Mr Shakinovsky

I refer to your letter of 21 January 2005 (your ref: MIS:NMY:30) concerning the proposal for Metcash Trading Limited to acquire Foodland Associated Limited.

There are no objections to this proposal in terms of the Government's foreign investment policy.[1]

Yours sincerely

Michael Rosser
Manager
Tertiary Industries Unit

[1] "The Australian Government supports the **OECD Guidelines for Multinational Enterprises** (the Guidelines), and strongly encourages multinational enterprises operating within Australia and overseas, to behave in a manner consistent with these Guidelines. The Guidelines are recommendations concerning voluntary principles and standards for responsible business conduct consistent with applicable laws. For more information on the OECD Guidelines for Multinational Enterprises or for information on the Australian National Contact Point for the Guidelines, please see http://www.ausncp.gov.au ."


TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

16 February 2005

Metcash CULS offer

Metcash Trading Limited ("**Metcash**" or the "**Company**") (ASX:MTT) today announced the successful completion of the institutional portion of the Convertible Unsecured Loan Stock ("**CULS**") offer.

The prospectus for the $746 million offer of CULS to Metcash shareholders was lodged with ASIC and ASX on Friday, 11 February 2005.

Institutional shareholders representing over 80% of the institutional offer elected to accelerate the settlement of their CULS at the issue price of $2.54 per CULS. CULS not accepted by institutional shareholders were sold via the institutional bookbuild to new and existing investors. The bookbuild priced at $2.68 per CULS, and institutional shareholders who did not accept the offer of CULS in full will receive $0.14 per CULS not accepted. The institutional bookbuild of CULS was allocated to approximately 20 institutions.

Andrew Reitzer, Chief Executive Officer of Metcash said, "Metcash is delighted with the support we have received from our existing and some new institutional shareholders. We are particularly grateful to our existing shareholders who have substantially increased their investment in the company. The retail offer of CULS opens on the 24th of February and closes on the 15th March"

The offer of CULS has been fully underwritten by Deutsche Bank.

ENDS

All enquires should be directed to:

Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15th February 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Please find attached a copy of a letter sent to shareholders today in accordance with Appendix 7A of the Listing Rules.

Yours faithfully

John Randall
Company Secretary


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

15 February 2005

Dear Shareholder

Update on Metcash's Capital Reorganisation and details on Metcash's pro-rata offer of CULS to shareholders

We are writing to you following the announcement of a proposed capital reorganisation on 6 December 2004 to provide you with an update on the Capital Reorganisation and inform you about a forthcoming opportunity to invest further in Metcash.

Update on Metcash's Capital Reorganisation

As you may be aware, the Capital Reorganisation involves the acquisition by Newco, a new group holding company, of 100% of the ordinary shares in Metcash by acquiring:

- approximately 52% of Metcash indirectly held by Metoz Holdings Limited (**Metoz Holdings**); and
- 48% of Metcash held by non-Metoz shareholders via a scheme of arrangement (**Metcash Share Scheme**).

Metcash has lodged a scheme booklet with ASX in relation to the Metcash Share Scheme (**Scheme Booklet**) and a copy will be sent to you shortly. A copy of the Scheme Booklet is also available on the ASX website and on Metcash's website at www.metcash.com.

To approve the Metcash Share Scheme, shareholders will be asked to vote on the resolutions detailed in the Scheme Booklet at meetings to be held in Sydney on 22 March 2005. You should carefully read the Scheme Booklet before deciding what action to take.

The pro-rata offer of CULS to shareholders

The acquisition of Metoz Holdings will be partially funded by a pro-rata offer to Metcash shareholders of a new security called Convertible Unsecured Loan Stock (**CULS**) which is expected to be quoted on ASX (**Offer**). The Offer will raise approximately $746 million. The Offer will be made pursuant to a prospectus (**Prospectus**) which was lodged with the Australian Securities and Investments Commission and ASX on 11 February 2005 and should be sent to you around 24 February 2005. A copy of the Prospectus is also available on the ASX website and on Metcash's website at www.metcash.com.

As a shareholder in Metcash, you will be offered the opportunity to apply for 5 CULS for each 6 ordinary shares in Metcash held by you as at 5.00pm (Sydney time) on 22 February 2005. The issue price is $2.54 per CULS.

CULS are convertible, unsecured, redeemable loan notes issued by Metcash which will either be redeemed by Metcash at a premium to their issue price or converted into ordinary shares in Newco or a combination of both. If the Capital Reorganisation does not become effective, Metcash will redeem all CULS at the $2.54 issue price plus a redemption premium. If the Capital Reorganisation does become effective, 50% of CULS will convert into ordinary shares in Newco, and the remainder will be either converted or redeemed, at Metcash's election. Further details in relation to the terms of CULS are set out in the Prospectus that will be sent to you in relation to the Offer.

The Offer is being made in two parts, firstly an offer to certain institutional shareholders of Metcash on 14 and 15 February 2005 (the **Institutional Offer**) and secondly to the remainder of Metcash's shareholders (the **Retail Offer**) in accordance with the timetable set out below.

Only Metcash shareholders whose registered address is in Australia or New Zealand will be entitled to participate in the Retail Offer. Metcash shareholders outside these jurisdictions will not be eligible to participate in the Retail Offer.

If you decide not to accept the Offer or you are not eligible to participate in the Offer, Metcash has made arrangements for any CULS offered to you to be sold to other investors and you will receive the amount (if any) by which the price achieved through this sale process exceeds the issue price of $2.54.

Fractional entitlements to CULS will be rounded to the nearest whole number (with 0.5 of a CULS rounded up to the nearest whole number). For rounding purposes, holdings in the same name will be aggregated.

On completion of the Offer, Metcash will have approximately 294 million CULS on issue. The Offer has been underwritten to approximately $746 million by Deutsche Bank AG for an underwriting fee of 2% of the underwritten amount.

Actions required by shareholders

The Retail Offer will be made in the Prospectus.

If you wish to apply for CULS, you will need to complete your personalised acceptance form, which will accompany your copy of the Prospectus, in accordance with the instructions set out on that form. You will also need to lodge your form, together with your cheque or money order for the application monies by 5.00pm Sydney time on Tuesday 15th March 2005. You should read and consider the Prospectus carefully and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to accept the Offer.

Key dates in relation to the Retail Offer

Prospectus lodged with ASIC and ASX	11 February 2005
Metcash shares quoted ex-CULS entitlement on ASX	16 February 2005
Record date to determine eligibility to participate in the Offer	22 February 2005
Opening date for the Retail Offer	24 February 2005
Closing date for the Retail Offer	5pm Sydney time 15 March 2005
Date CULS begin trading on ASX on a deferred settlement basis	16 March 2005
Allotment date and Retail bookbuild	18 March 2005
Dispatch of holding statements for CULS	21 March 2005
Trading of CULS expected to commence on a normal settlement basis	22 March 2005
Dispatch of payment of excess (if any) above the $2.54 issue price to relevant Metcash shareholders	31 March 2005

The Prospectus and the Scheme Booklet are separate documents and you should consider both carefully before deciding what action to take.

Once you have received the Scheme Booklet and/or Prospectus, please call the information help line detailed in the documents if you have any queries, and one of our Shareholder Service Representatives will be pleased to assist you.

Yours faithfully

John Randall
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited (***Metcash***)

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	NZ Class Preference Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 117,828,603 NZ Class Preference Shares may be issued.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Please see attached summary terms of issue (annexure A).

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, NZ Class Preference Shares rank ahead of A Class Preference Shares. NZ Class Preference Shares rank ahead of A Class Preference Shares for payment of dividends and for return of capital on a winding up, as set out in the summary terms of issue (annexure A).
5	Issue price or consideration	The NZ Class Preference Shares will, subject to the satisfaction or waiver of applicable conditions, be issued as part of the consideration in respect of the sale of ordinary shares in Foodland Associated Limited (***Foodland***) to Metcash pursuant to the off-market bid (the ***Bid***) by Metcash for Foodland, on the terms set out in the Metcash bidder's statement dated 21 January 2005.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As partial consideration for the sale to Metcash of ordinary shares in Foodland by Foodland shareholders, pursuant to the Bid.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be within 5 business days after the allotment and issue of NZ Class Preference Shares pursuant to the Bid.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	729,863,298	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,344,120 6,967,370	Options (MTTAI) Ordinary shares issued under the Share Purchase Plan for which application for quotation was submitted on 21 January 2005.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	NZ Class Preference Shares have the dividend rights set out in the summary terms of issue (annexure A).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 TBA If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 TBA If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 N/A A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 21 January 2005........
(Director/Company secretary)

Print name: John Randall................................

== == == == ==

ANNEXURE A
SUMMARY OF TERMS OF ISSUE OF A SHARES AND NZ SHARES

The following summary is taken from the Metcash bidder's statement dated 21 January 2005. Terms defined in the bidder's statement have the same meaning in this summary. Cross-references are references to sections in the bidder's statement.

1. Summary

The rights and restrictions attaching to the Metcash A Shares and the NZ Shares are found in both the Metcash constitution and the terms of issue of the Metcash A Shares and NZ Shares.

The following is a summary only of the rights and restrictions contained in the terms of issue and the constitution of Metcash.

Metcash A Shares and NZ Shares are both non-voting preference shares. They confer, respectively, economic entitlements to Metcash's Australian operations (including Foodland Australia) and Foodland New Zealand.

2. Metcash constitution

At a shareholders' meeting held on 20 January 2005, Metcash Shareholders approved changes to Metcash's constitution allowing the issue of Metcash A Shares and NZ Shares.

The amendments to the constitution inserted new rules 3.2A (dealing with Metcash A Shares) and 3.3A (dealing with NZ Shares). The constitution sets out the voting rights of these two classes of preference share. The terms of issue establish NZ Shares as having priority over Metcash A Shares and Metcash ordinary shares. Metcash A Shares have priority over Metcash ordinary shares.

Under rules 3.2A(d)(i), at the completion of compulsory acquisition, Metcash A Shares will either convert into Metcash ordinary shares or be exchanged for ordinary shares in Newco (depending on the outcome of the Schemes).

Under rules 3.3A(d)-(n), NZ Shareholders agree to become members of NZ Holdco and also appoint an irrevocable proxy to vote in favour of the NZ Holdco Transfer which will effect the transfer of Foodland New Zealand to former Foodland Shareholders.

3. Dividends

A holder of a Metcash A Share is entitled to a non-cumulative dividend of that amount which is paid by way of dividend on a Metcash ordinary share. The dividend entitlement is to be paid in preference to the dividend on ordinary shares. The dividend payment dates will be the same as those fixed in relation to ordinary shares.

A holder of an NZ Share is entitled to a non-cumulative dividend of an amount equal to the amount received by NZ Holdco from Foodland's New Zealand operations in a particular accounting period. That amount is to be paid in preference to any dividends on Metcash ordinary shares and Metcash A Shares.

If NZ Holdco has received a dividend, Metcash may not pay a dividend on Metcash A Shares, CUPS and ordinary shares unless it has determined and paid a dividend on the NZ Shares in the amount of the dividend received by NZ Holdco.

Following the successful listing of NZ Holdco, the franking position of any dividends paid will be different. Dividend payments paid out of the New Zealand companies do not generate franking and as such any dividends paid out of the NZ Holdco will not be franked.

+ See chapter 19 for defined terms.

4. Ranking

NZ Shares rank ahead of Metcash A Shares and CUPS for payment of dividends and for return of capital on a winding up of Metcash, but carry no further right to participate in any surplus assets or profits. On a winding up, each NZ Shareholder is entitled to a right to payment of the issued share capital of NZ Holdco in the proportion which the number of NZ Shares held by them bears to the total number of NZ Shares on issue at that time, but confers no right to participate further or in any other return of capital.

Metcash A Shares rank ahead of CUPS and ordinary shares for payment of dividends and for return of capital on a winding up of Metcash. On a winding up, each Metcash A Share confers a right to payment of that amount which is paid to ordinary shareholders of Metcash. In the event of conversion, Metcash A Shares rank equally with Metcash ordinary shares. In the event of exchange, Metcash A Shares will rank equally with Newco ordinary shares.

Metcash A Shares and NZ Shares will rank on a winding up behind all creditors of Metcash (including claims (if any) of the CUPS Holder for breach of the contractual undertakings given by Metcash in the Subscription Agreement as set out in further detail in Section 17.7.

5. Voting rights

Under the constitution of Metcash, Metcash A Shares and NZ Shares do not confer a right to vote except:

- during a period in which a dividend (or part of a dividend) in respect of a share is in arrears;
- on a proposal to reduce Metcash's share capital;
- on a proposal that affects rights attached to the shares;
- on a resolution to approve the terms of a buy-back agreement;
- on a proposal to wind up Metcash;
- on a proposal for the disposal of the whole of Metcash's property, business and undertaking; and
- during the winding up of Metcash.

Metcash ordinary shareholders who also hold NZ Shares at the time of the NZ Holdco Transfer will be unable to vote their ordinary shares in favour of the NZ Holdco Transfer as they are to receive consideration (shares in NZ Holdco) under the NZ Holdco Transfer.

6. NZ Share irrevocable proxy

In order to facilitate the transfer of Foodland New Zealand to existing Foodland Shareholders, each NZ Shareholder is taken under Metcash's constitution to have:

- agreed to become a member of NZ Holdco in the event of a capital reduction;
- irrevocably and unconditionally appointed Metcash and each of its directors as attorney and agent:
  - (a) to do anything reasonably considered necessary or desirable in relation to the NZ Shareholder becoming a member of NZ Holdco; and
  - (b) to execute and deliver any document or perform any act which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the NZ Holdco Transfer;
- agreed to ratify and confirm whatever Metcash does or causes to be done in relation to the NZ Holdco Transfer;

+ See chapter 19 for defined terms.

- irrevocably appointed the chairman of the meeting to consider any NZ Holdco Transfer Resolution as proxy to vote in favour of any NZ Holdco Transfer Resolution;
- forfeited the right to appoint any other person as proxy or to re appoint the Chairman as proxy with respect to a NZ Holdco Transfer Resolution; and
- consented to the holding of any meeting to consider any NZ Holdco Transfer Resolution on short notice.

The appointment of the chairman as proxy precludes the NZ Shareholder from exercising any additional voting powers and rights with respect to a NZ Holdco Transfer Resolution.

The attendance of an NZ Shareholder at any meeting to consider the NZ Holdco Transfer does not revoke the right of the proxy to vote on the resolution.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of NZ Shares and all subsequent purchasers of NZ Shares.

7. Nature of conversion and exchange of Metcash A Shares

Metcash will become the holder of 100% of Foodland on the completion of the Offer and compulsory acquisition. It is expected that this will occur within 2-3 months of the close of the Offer (although this may be longer, depending on whether Foodland Shareholders challenge any aspect of the process).

(a) Conversion

If the Schemes are not Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will convert into Metcash ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, send a holding statement in respect of the Metcash ordinary shares to each former Metcash A Shareholder confirming the holding of Metcash ordinary shares.

(b) Exchange

If the Schemes are Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will be exchanged into Newco ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, notify Metcash A Shareholders of an exchange of their Metcash A Shares. Newco will, as soon as practicable, send a holding statement in respect of the Newco ordinary shares to each former Metcash A Shareholder confirming the holding of Newco ordinary shares.

(c) Exchange mechanism

In order to facilitate exchange under the terms of issue, each holder of a Metcash A Share is taken under Metcash's constitution:

- to have agreed to become a member of Newco and to comply with the constitution of Newco;
- to have irrevocably and unconditionally appointed Metcash and each director of Metcash as the Metcash A Shareholder's attorney and agent:
  - (A) to do anything reasonably considered necessary or desirable in relation to the Metcash A Shareholder becoming a member of Newco; and
  - (B) to execute under hand and delivery any document, notice, direction or perform any act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to exchange; and

+ See chapter 19 for defined terms.

- to have agreed to ratify and confirm whatever Metcash or a director of Metcash does or causes to be done in relation to exchange, including executing a proxy.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of Metcash A Shares and all subsequent purchasers of Metcash A Shares.

Separately, Newco has executed a Share Issue Deed Poll under which it agrees to issue and allot that number of shares to which each Metcash A Shareholder would be entitled in the event of exchange. A copy of the Newco Share Issue Deed Poll is attached as Annexure E.

8. Transfer of Foodland New Zealand business

As discussed in Section 14.4, Metcash intends to return Foodland New Zealand to Former Foodland Shareholders by way of capital reduction. As consideration for the cancellation of NZ Shares, NZ Shareholders will receive shares in NZ Holdco, the proposed holding company of the Foodland New Zealand business. The terms of issue of the NZ Shares facilitate the transfer of Foodland New Zealand to Former Foodland Shareholders by providing for the irrevocable proxy and other matters described in Section 18.6.

9. Best endeavours

In the event that the NZ Holdco Transfer is unsuccessful, the terms of issue of the NZ Shares provide that Metcash must use its best endeavours to procure:

(a) the completion of an alternative transaction or transactions having substantially the same effect as the Capital Reduction;

(b) the sale of the NZ Group and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise; or

(c) the sale of NZ Holdco and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise.

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited (***Metcash***)

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A Class Preference Shares.
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 287,501,791 A Class Preference Shares may be issued, subject to an adjustment following the Rights Issue, as set out in the Metcash bidder's statement dated 21 January 2005.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Please see attached summary terms of issue (annexure A).

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No, A Class Preference Shares rank ahead of ordinary shares. In the event of conversion, A Class Preference Shares will rank equally with ordinary shares as set out in the summary terms of issue (annexure A). A Class Preference Shares rank ahead of ordinary shares for payment of dividends and for return of capital on a winding up, as set out in the summary terms of issue (annexure A).
5	Issue price or consideration	The A Class Preference Shares will, subject to the satisfaction or waiver of applicable conditions, be issued as part of the consideration in respect of the sale of ordinary shares in Foodland Associated Limited (***Foodland***) to Metcash pursuant to the off-market bid (the ***Bid***) by Metcash for Foodland, on the terms set out in the Metcash bidder's statement dated 21 January 2005.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	As partial consideration for the sale to Metcash of ordinary shares in Foodland by Foodland shareholders, pursuant to the Bid.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected to be within 5 business days after the allotment and issue of A Class Preference Shares pursuant to the Bid.

No.	Item	Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	729,863,298	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,344,120 6,967,370	Options (MTTAI) Ordinary shares issued under the Share Purchase Plan for which application for quotation was submitted on 21 January 2005.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	A Class Preference Shares have the dividend rights set out in the summary terms of issue (annexure A).

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable

+ See chapter 19 for defined terms.

20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 TBA If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 TBA If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 N/A A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 January 2005......
(Director/Company secretary)

Print name: .John Randall..

== == == == ==

+ See chapter 19 for defined terms.

ANNEXURE A
SUMMARY OF TERMS OF ISSUE OF A SHARES AND NZ SHARES

The following summary is taken from the Metcash bidder's statement dated 21 January 2005. Terms defined in the bidder's statement have the same meaning in this summary. Cross-references are references to sections in the bidder's statement.

1. Summary

The rights and restrictions attaching to the Metcash A Shares and the NZ Shares are found in both the Metcash constitution and the terms of issue of the Metcash A Shares and NZ Shares.

The following is a summary only of the rights and restrictions contained in the terms of issue and the constitution of Metcash.

Metcash A Shares and NZ Shares are both non-voting preference shares. They confer, respectively, economic entitlements to Metcash's Australian operations (including Foodland Australia) and Foodland New Zealand.

2. Metcash constitution

At a shareholders' meeting held on 20 January 2005, Metcash Shareholders approved changes to Metcash's constitution allowing the issue of Metcash A Shares and NZ Shares.

The amendments to the constitution inserted new rules 3.2A (dealing with Metcash A Shares) and 3.3A (dealing with NZ Shares). The constitution sets out the voting rights of these two classes of preference share. The terms of issue establish NZ Shares as having priority over Metcash A Shares and Metcash ordinary shares. Metcash A Shares have priority over Metcash ordinary shares.

Under rules 3.2A(d)(i), at the completion of compulsory acquisition, Metcash A Shares will either convert into Metcash ordinary shares or be exchanged for ordinary shares in Newco (depending on the outcome of the Schemes).

Under rules 3.3A(d)-(n), NZ Shareholders agree to become members of NZ Holdco and also appoint an irrevocable proxy to vote in favour of the NZ Holdco Transfer which will effect the transfer of Foodland New Zealand to former Foodland Shareholders.

3. Dividends

A holder of a Metcash A Share is entitled to a non-cumulative dividend of that amount which is paid by way of dividend on a Metcash ordinary share. The dividend entitlement is to be paid in preference to the dividend on ordinary shares. The dividend payment dates will be the same as those fixed in relation to ordinary shares.

A holder of an NZ Share is entitled to a non-cumulative dividend of an amount equal to the amount received by NZ Holdco from Foodland's New Zealand operations in a particular accounting period. That amount is to be paid in preference to any dividends on Metcash ordinary shares and Metcash A Shares.

If NZ Holdco has received a dividend, Metcash may not pay a dividend on Metcash A Shares, CUPS and ordinary shares unless it has determined and paid a dividend on the NZ Shares in the amount of the dividend received by NZ Holdco.

Following the successful listing of NZ Holdco, the franking position of any dividends paid will be different. Dividend payments paid out of the New Zealand companies do not generate franking and as such any dividends paid out of the NZ Holdco will not be franked.

4. Ranking

NZ Shares rank ahead of Metcash A Shares and CUPS for payment of dividends and for return of capital on a winding up of Metcash, but carry no further right to participate in any surplus assets or profits. On a winding up, each NZ Shareholder is entitled to a right to payment of the issued share capital of NZ Holdco in the proportion which the number of NZ Shares held by them bears to the total number of NZ Shares on issue at that time, but confers no right to participate further or in any other return of capital.

Metcash A Shares rank ahead of CUPS and ordinary shares for payment of dividends and for return of capital on a winding up of Metcash. On a winding up, each Metcash A Share confers a right to payment of that amount which is paid to ordinary shareholders of Metcash. In the event of conversion, Metcash A Shares rank equally with Metcash ordinary shares. In the event of exchange, Metcash A Shares will rank equally with Newco ordinary shares.

Metcash A Shares and NZ Shares will rank on a winding up behind all creditors of Metcash (including claims (if any) of the CUPS Holder for breach of the contractual undertakings given by Metcash in the Subscription Agreement as set out in further detail in Section 17.7.

5. Voting rights

Under the constitution of Metcash, Metcash A Shares and NZ Shares do not confer a right to vote except:

- during a period in which a dividend (or part of a dividend) in respect of a share is in arrears;
- on a proposal to reduce Metcash's share capital;
- on a proposal that affects rights attached to the shares;
- on a resolution to approve the terms of a buy-back agreement;
- on a proposal to wind up Metcash;
- on a proposal for the disposal of the whole of Metcash's property, business and undertaking; and
- during the winding up of Metcash.

Metcash ordinary shareholders who also hold NZ Shares at the time of the NZ Holdco Transfer will be unable to vote their ordinary shares in favour of the NZ Holdco Transfer as they are to receive consideration (shares in NZ Holdco) under the NZ Holdco Transfer.

6. NZ Share irrevocable proxy

In order to facilitate the transfer of Foodland New Zealand to existing Foodland Shareholders, each NZ Shareholder is taken under Metcash's constitution to have:

- agreed to become a member of NZ Holdco in the event of a capital reduction;
- irrevocably and unconditionally appointed Metcash and each of its directors as attorney and agent:
  - (a) to do anything reasonably considered necessary or desirable in relation to the NZ Shareholder becoming a member of NZ Holdco; and
  - (b) to execute and deliver any document or perform any act which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the NZ Holdco Transfer;
- agreed to ratify and confirm whatever Metcash does or causes to be done in relation to the NZ Holdco Transfer;

+ See chapter 19 for defined terms.

- irrevocably appointed the chairman of the meeting to consider any NZ Holdco Transfer Resolution as proxy to vote in favour of any NZ Holdco Transfer Resolution;
- forfeited the right to appoint any other person as proxy or to re appoint the Chairman as proxy with respect to a NZ Holdco Transfer Resolution; and
- consented to the holding of any meeting to consider any NZ Holdco Transfer Resolution on short notice.

The appointment of the chairman as proxy precludes the NZ Shareholder from exercising any additional voting powers and rights with respect to a NZ Holdco Transfer Resolution.

The attendance of an NZ Shareholder at any meeting to consider the NZ Holdco Transfer does not revoke the right of the proxy to vote on the resolution.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of NZ Shares and all subsequent purchasers of NZ Shares.

7. Nature of conversion and exchange of Metcash A Shares

Metcash will become the holder of 100% of Foodland on the completion of the Offer and compulsory acquisition. It is expected that this will occur within 2-3 months of the close of the Offer (although this may be longer, depending on whether Foodland Shareholders challenge any aspect of the process).

(a) Conversion

If the Schemes are not Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will convert into Metcash ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, send a holding statement in respect of the Metcash ordinary shares to each former Metcash A Shareholder confirming the holding of Metcash ordinary shares.

(b) Exchange

If the Schemes are Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will be exchanged into Newco ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, notify Metcash A Shareholders of an exchange of their Metcash A Shares. Newco will, as soon as practicable, send a holding statement in respect of the Newco ordinary shares to each former Metcash A Shareholder confirming the holding of Newco ordinary shares.

(c) Exchange mechanism

In order to facilitate exchange under the terms of issue, each holder of a Metcash A Share is taken under Metcash's constitution:

- to have agreed to become a member of Newco and to comply with the constitution of Newco;
- to have irrevocably and unconditionally appointed Metcash and each director of Metcash as the Metcash A Shareholder's attorney and agent:

  (A) to do anything reasonably considered necessary or desirable in relation to the Metcash A Shareholder becoming a member of Newco; and

  (B) to execute under hand and delivery any document, notice, direction or perform any act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to exchange; and

+ See chapter 19 for defined terms.

- to have agreed to ratify and confirm whatever Metcash or a director of Metcash does or causes to be done in relation to exchange, including executing a proxy.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of Metcash A Shares and all subsequent purchasers of Metcash A Shares.

Separately, Newco has executed a Share Issue Deed Poll under which it agrees to issue and allot that number of shares to which each Metcash A Shareholder would be entitled in the event of exchange. A copy of the Newco Share Issue Deed Poll is attached as Annexure E.

8. Transfer of Foodland New Zealand business

As discussed in Section 14.4, Metcash intends to return Foodland New Zealand to Former Foodland Shareholders by way of capital reduction. As consideration for the cancellation of NZ Shares, NZ Shareholders will receive shares in NZ Holdco, the proposed holding company of the Foodland New Zealand business. The terms of issue of the NZ Shares facilitate the transfer of Foodland New Zealand to Former Foodland Shareholders by providing for the irrevocable proxy and other matters described in Section 18.6.

9. Best endeavours

In the event that the NZ Holdco Transfer is unsuccessful, the terms of issue of the NZ Shares provide that Metcash must use its best endeavours to procure:

(a) the completion of an alternative transaction or transactions having substantially the same effect as the Capital Reduction;

(b) the sale of the NZ Group and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise; or

(c) the sale of NZ Holdco and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise.

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

20th January 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

General Meeting

We advise that each resolution set out in the Notice of Meeting of the General Meeting was carried.

The result of the poll on Resolution 1 was:	546,374,960 shares in favour or	98.75%
	6,931,538 shares against	1.25%

The motion was carried.

The result of the poll on Resolution 2 was:	401,920,.629 shares in favour	99.96%
	163,941 shares against	0.04%

The motion was carried.

The result of the poll on Resolution 3 was:	159,929,507 shares in favour	95.22%
	8,032,991 shares against	4.78%

The motion was carried.

Also attached is a media release.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

20 January 2005

PRESS RELEASE

METCASH SHAREHOLDERS STRONGLY ENDORSE CAPITAL REORGANISATION AT MEETING TODAY.

Metcash Trading Ltd's shareholders today overwhelmingly supported the groups' strategy for expansion and a capital reorganisation at an Extraordinary General Meeting in Sydney.

Each of the three resolutions put to the meeting attracted votes of more than 95 per cent in favour.

Resolution 1 was to amend Metcash's constitution to confer an ability to issue new classes of shares to Foodland shareholders, allowing the implementation of Metcash's takeover offer for Foodland. The votes in favour of the resolution were 98.75 per cent) from the total votes cast totalling 553 million.

Resolution 2 was to approve the very successful placement of shares by Metcash in on December 6, 2004, which raised about $270 million in new funding for the company. The votes in favour of the resolution were 99.9 per cent in favour from the 402 million votes cast.

Resolution 3 related to the financial assistance to be provided by Metcash to a newly incorporate company (called "Newco"), to fund the costs incurred by Newco in acquiring Metcash's controlling shareholder Metoz – returning the company to Australian ownership. . The votes in favour of the resolution were 95.2 per cent in favour of the 167.9 million votes cast.

Chief Executive of Metcash, Mr Andrew Reitzer, said "The board of Metcash is delighted with the overwhelming support of our shareholders for the implementation of our strategy to return the group to Australian ownership and undertake the acquisition of Foodland.

"Metcash shareholders were very keen to be presented with an opportunity to share in a strong, combined business with a clear strategy backed by an excellent management team", he concluded.

For Further Information Call:

Andrew Reitzer
Metcash Trading Ltd
(612) 9741 3060

Tim Allerton
City PR
(02) 9267 4511.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

17th January 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Share Purchase Plan

We wish to advise that Metcash Trading Limited's 'Share Purchase Plan', closed at 5.00 p.m. (Sydney time) on 11 January 2005.

The final number of shares to be allocated has been determined and a total of 6,967,370 shares will be issued on Friday 21st January 2005 to 4,920 shareholders. Holding statements will be posted to shareholders on Monday 24th January 2005.

Yours faithfully

John Randall
Company Secretary

71dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1,020,000 MTT**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$1.656**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 1,020,000 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**31 December 2004**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
729,863,298	**Ordinary (MTT)**

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,344,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 10th January 2005.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

ule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Metcash Trading Limited
ABN	61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Reitzer
Date of last notice	20th September 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	24th December 2004
No. of securities held prior to change	800,000 MTT 1,700,000 MTTAI
Class	MTT (Fully Paid Ordinary) MTTAI (Options)
Number acquired	1,020,000 MTT
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,815,200
No. of securities held after change	1,820,000 MTT 680,000 MTTAI
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Please find attached a copy of the Independent Audit Review Report for the half year ended 31 October 2004. This report was inadvertently omitted from the half year report announced on 25 November 2004.

Yours faithfully

John Randall
Company Secretary

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent review report to members of Metcash Trading Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for Metcash Trading Limited (the Company) and the consolidated entity and the directors' declaration for the company, for the period ended 31 October 2004.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of both the Company and consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Metcash Trading Limited and the consolidated entity is not in accordance with:

(a) the Corporations Act 2001, including:

 (i) giving a true and fair view of the financial position of Metcash Trading Limited and the consolidated entity at 31 October 2004 and of their performance for the period ended on that date; and

 (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Gary G Daniels
Partner
Sydney

Date: 25 November 2004


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Shareholder Mailout

We wish to advise that the following documents concerning a meeting of shareholders on 20 January 2005 are being sent to shareholders today:

- Announcement (attached)
- Notice of Meeting (attached)
- Explanatory Memorandum (attached)
- Proxy form (attached)

If shareholders have any questions concerning these documents, they should call the company's hotline on 1300 733 838.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

20 December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Shareholder Mailout

We wish to advise that the following documents concerning a meeting of shareholders on 20 January 2005 are being sent to shareholders today:

- Announcement (attached)
- Notice of Meeting (attached)
- Explanatory Memorandum (attached)
- Proxy form (attached)

If shareholders have any questions concerning these documents, they should call the company's hotline on 1300 733 838.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

20 December 2004

Metcash Releases Explanatory Memorandum for Shareholders' Meeting

Metcash Trading Limited ("**Metcash**") today released the Explanatory Memorandum and Notice of Meeting ("**Explanatory Memorandum**") for a Shareholders' Meeting to be held on 20 January 2005.

The Explanatory Memorandum follows the announcement on 6 December 2004 of its proposed takeover offer for Foodland Associated Limited ("**Foodland**") and Capital Reorganisation (together "**The Proposal**") involving the acquisition of the entire issued capital of Metoz Holdings Limited ("**Metoz**"), Metcash's controlling shareholder.

The purpose of the Shareholders' Meeting on 20 January 2005 is to obtain Metcash shareholder approval for three resolutions ("**Resolutions**") relating to the implementation of The Proposal. Metcash shareholders will have an opportunity to vote on the Capital Reorganisation at shareholders' meetings to be held in or around March 2005.

Following the release of the Explanatory Memorandum today, Mr Andrew Reitzer, Chief Executive Officer of Metcash, said:

"Today's release of the Explanatory Memorandum marks the next step in our journey to create the clear third player in the Australian grocery market."

"We have been pleased with the market's response to our Proposal. We firmly believe that our Proposal is the most effective way of unlocking value for Metcash and Foodland shareholders. We consider our Proposal offers superior benefits to shareholders relative to the status quo."

In a letter to Metcash shareholders accompanying the Explanatory Memorandum, the Chairman, Mr Carlos S. dos Santos, said:

"The Proposal reinforces Metcash's continued focus of creating shareholder value, whilst underpinning our commitment to the independent retailers of Australia."

"The Independent Directors unanimously recommend that you vote FOR all resolutions."

The Metcash Shareholders Meeting to vote on these Resolutions will be held on Thursday, 20 January 2005 at 2.00 pm Sydney time, at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney NSW 2000.

ENDS

Further information

Australian toll-free hotline	1300 733 838
International callers	+61 2 9240 7453


Metcash
TRADING LIMITED AUSTRALASIA

ABN 61 000 031 569

Notice of General Meeting

Notice is given to the members of Metcash Trading Limited (**Metcash**) that a General Meeting of Metcash will be held at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place Sydney, New South Wales on Thursday 20 January 2005 at 2.00pm. The purpose of the meeting is to consider and, if thought fit, pass the following resolutions:

Resolution 1 Special resolution to approve certain amendments to the Metcash constitution (section 136(2) of the Corporations Act)

Shareholders are asked to consider and, if thought fit, pass the following resolution as a special resolution:

"That, in accordance with section 136(2) of the Corporations Act 2001 (Cth), the Constitution of Metcash is amended in the manner specified in Annexure 2 to the Explanatory Memorandum."

An explanation of the proposed amendments to the Metcash constitution under Resolution 1 and their effect on the rights of Metcash shareholders is contained in the Explanatory Memorandum to this notice of meeting.

All shareholders are permitted to vote on this Resolution 1.

Resolution 2 Ordinary resolution to approve the placement of ordinary securities by Metcash on 6 December 2004 (ASX Listing Rule 7.4)

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That in accordance with ASX Listing Rule 7.4, the placement on 6 December 2004 of 89,850,000 ordinary securities to persons listed in Annexure 3 to the Explanatory Memorandum is approved."

An explanation of the proposed approval for the issue of ordinary securities under Resolution 2 is contained in the Explanatory Memorandum to this notice of meeting.

No person who participated in the issue is permitted to vote on this Resolution 2.

Resolution 3 Special resolution to approve the financial assistance to be provided by Metcash to Newco to acquire shares in Metcash and Metoz (section 260B(2) of the Corporations Act)

Shareholders are asked to consider and, if thought fit, pass the following resolution as a special resolution:

"That, in accordance with section 260B(2) of the Corporations Act 2001 (Cth), approval is given for the financial assistance to be provided by Metcash to Newco in connection with the share acquisitions by Newco, as described in the Explanatory Memorandum explaining the purpose and effect of this resolution."

An explanation of the proposed approval for the financial assistance under Resolution 3 is contained in the Explanatory Memorandum to this notice of meeting.

Metoz, Newco and their associates are not permitted to vote on this Resolution 3.

Notice of General Meeting continued

Proxies

If you are unable to attend the General Meeting, you may appoint a person to act as your proxy at the meeting by completing the attached proxy form. Please note that proxy forms must be received at:

Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223

not less than 48 hours before the time for holding the meeting.

By order of the Board

Dated: 20 December 2004



John Randall
Secretary

Notes on voting

Voting entitlement

For the purposes of the General Meeting, **only those persons holding shares at 7.00pm Sydney time on Tuesday 18 January 2005 (the Meeting Record Date) will be treated as shareholders.** This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

Proxies

A member entitled to attend and cast 2 or more votes at the General Meeting is entitled to appoint **not more than 2 proxies**, who need not be members of Metcash, to attend and speak and vote in his/her stead.

Where 2 proxies are appointed a **separate form** should be used for each and each proxy must be appointed to represent a specified proportion of the member's voting rights. If 2 proxies are appointed insert the relevant percentage or number of shares in respect of which the appointment is made. If the appointment does not specify the proportion or number of the shareholders' votes each proxy may exercise, each proxy may exercise half the votes.

Should you wish to vote by proxy, please complete the proxy form, included with this notice of meeting, and return it to Registries Ltd, PO Box R67, Royal Exchange Sydney 1223 not later than 2.00pm on Tuesday, 18 January 2005. Alternatively, the proxy form may be faxed to +61 2 9279 0664.

Voting exclusion statement for Resolution 2

Metcash will disregard any votes cast on Resolution 2 by:

- any person who participated in the Placement; and
- an associate of any of those persons.

However, Metcash need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote on the resolution, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.


Metcash
TRADING LIMITED AUSTRALASIA

ABN 61 000 031 569

Metcash Trading Limited
Champion of the Independent Retailer

Explanatory Memorandum

For a meeting to be held on Thursday, 20 January 2005 at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney, New South Wales 2000 at 2.00pm

YOUR VOTE IS IMPORTANT

IT IS IMPORTANT THAT YOU VOTE ON THESE RESOLUTIONS. IF YOU ARE UNABLE TO ATTEND THE GENERAL MEETING IN PERSON, YOU SHOULD COMPLETE THE PROXY FORM ACCOMPANYING THIS EXPLANATORY MEMORANDUM.



DISCLAIMER

This Explanatory Memorandum, dated 20 December 2004, describes the Proposal and the Resolutions in detail and contains important information about them. You should read the Explanatory Memorandum in conjunction with the Notice of Meeting accompanying this Explanatory Memorandum before making any decision or taking any step in relation to the Proposal or the Resolutions.

This Explanatory Memorandum does not take into account the financial situations, investment objectives and particular needs of any person.

This Explanatory Memorandum contains certain forecast financial information that has been based on current expectations about future events. The forecast financial information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forecast financial information. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected.

To the extent permitted by law, none of Metcash or its subsidiaries, their officers, any person named in this Explanatory Memorandum or any persons involved in the preparation of this Explanatory Memorandum makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. You are cautioned not to place undue reliance on those statements.

The forward looking statements in this Explanatory Memorandum reflect views held at the date of this Explanatory Memorandum.

CONTENTS


Metcash
TRADING LIMITED AUSTRALASIA

Letter from the Chairman

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3060
FAX: 02 9741 3027
WEB: www.metcash.com

20 December 2004

Dear Shareholder

I have great pleasure in writing to you, on behalf of the Board, following the announcement on 6 December 2004 of an exciting and company transforming proposal.

In brief, the proposal involves:

- the acquisition of the entire issued capital of Foodland Associated Limited ("Foodland") by way of an off-market takeover offer ("Takeover Offer"); and
- the acquisition of the entire issued capital of Metoz Holdings Limited ("Metoz") by way of a capital reorganisation ("Capital Reorganisation") (together the "Proposal").

The Proposal

Under the Takeover Offer, Metcash will retain Foodland's Australian business and merge these assets with its existing business. Ownership of Foodland's New Zealand business will be returned to Foodland shareholders following completion of the Takeover Offer. Under the Capital Reorganistion, shareholders of Metoz (Metcash's South African parent) will be removed as ultimate controlling shareholders of Metcash, thereby creating greater liquidity and a more stable shareholder base.

The Board considers the Proposal to be a win-win outcome for both Metcash and Foodland shareholders and provides the opportunity for both to share in significant benefits and, ultimately, value creation. For Metcash shareholders the benefits of the Proposal are substantial:

- Expected Earnings Per Share uplift of 20% in the first full year following the Proposal, assuming that Foodland shareholders choose the cash alternative under the Takeover Offer;
- realisation of the synergies underlying the combined Australian businesses;
- economies of scale flowing to our operations reflecting both the volume increase and the geographic expansion into Western Australia, where Metcash does not currently have a grocery wholesaling presence;
- greater strength as a strong third player, able to compete more effectively in a chain dominated market place;
- improved liquidity and depth of our equity base coupled with expected entry into the ASX 100 index; and
- returns Metcash to Australian ownership.

Overall, the Proposal reinforces Metcash's continued focus of creating shareholder value, whilst underpinning our commitment to the independent retailers of Australia.

By now you should have received the ASX Announcement and Investor Presentation relating to the Proposal that was released to the market on 6 December 2004. For your reference, this information is available at www.metcash.com.

What happens now?

In order to implement the Proposal, certain shareholder approvals are required. A Notice of Meeting and Explanatory Memorandum are attached which set out specific details of the approvals that are required and why they are being requested. Details on the Shareholder Meeting to be held in January and how you can vote are also included in the attached documents.

There are three Resolutions for which we are seeking shareholder approval:

Resolution 1 is to amend Metcash's Constitution to confer an ability to issue new classes of shares to Foodland shareholders. Your approval of these changes will allow the implementation of the Takeover Offer.

Resolution 2 is to approve the successful placement of shares by Metcash on 6 December 2004 which raised approximately $270m in new funding for Metcash. Whilst this Resolution is not required for the Proposal, your approval is sought in order to provide additional flexibility to Metcash, enabling it to raise further capital by way of a placement within the next 12 months without further shareholder approval.

Resolution 3 relates to the financial assistance to be provided by Metcash to a newly incorporated company (called "Newco"). Newco will acquire Metoz under the Capital Reorganisation. This financial assistance allows shareholders of Metoz to be removed as ultimate controlling shareholders of Metcash. Your approval of this resolution will allow the implementation of the Capital Reorganisation.

Your vote is important and the Independent Directors unanimously recommend that you vote **FOR** all resolutions.

A General Meeting of members to vote on these Resolutions is to be held on **Thursday, 20 January 2005 at 2.00 pm** Sydney time, at the Heritage Ballroom, The Westin Sydney, No. 1 Martin Place, Sydney NSW 2000. If you cannot attend the meeting, please complete the attached proxy form as directed.

Am I voting on the Capital Reorganisation at the January Meeting?

Following the General Meeting in January, Metcash shareholders will have an opportunity to vote on the Capital Reorganisation at further shareholders' meetings to be held in or around March 2005. A second Explanatory Memorandum with specific details on the Capital Reorganisation and how it impacts you, including an Independent Expert's Report, will be sent to you in or around February 2005.

Metcash shareholders are not required to vote on the Takeover Offer.

Further information

Please read the attached Notice of Meeting and Explanatory Memorandum carefully and call our Australian toll-free hotline if you have any questions or queries on 1300 733 838 (International calls +61 2 9240 7453).

Careful consideration has been given to creating a Proposal that seeks to create substantial benefits for Metcash shareholders and propel Metcash into its next life cycle of growth and prosperity.

I thank you for your support in this exciting chapter in Metcash's history and look forward to your attendance at the forthcoming meeting in January.

Yours faithfully,



Carlos S. dos Santos
Chairman

What do you need to do?

STEP 1 READ THE DOCUMENTS

You should carefully read this Explanatory Memorandum, the Notice of Meeting and all other documents you have been provided with.

If you have any queries concerning the Resolutions, please contact the Australian toll-free Information Line on 1300 733 838 (International calls + 61 2 9240 7453) or consult your investment, financial, taxation or other professional advisor. For quality assurance purposes, all calls to the Information Line will be recorded.

STEP 2 VOTE ON THE RESOLUTIONS

You can vote either:

- by proxy, using the enclosed Proxy Form; or
- in person at the meeting to be held on 20 January 2005.

If you wish to vote in favour of the Resolutions, as recommended by the Board, by proxy you should mark X in the "For" box for each Resolution.

For complete instructions on how to vote, see the Notice of Meeting and the Proxy Form.

YOUR VOTE IS IMPORTANT

THE INDEPENDENT DIRECTORS UNANIMOUSLY RECOMMEND THAT YOU VOTE FOR THE RESOLUTIONS

Key questions regarding the Resolutions

Why are shareholders being asked to vote on the Resolutions?	The Resolutions, if approved, enable Metcash to undertake steps to implement the Takeover Offer and Capital Reorganisation.
What is the Proposal?	On 6 December 2004, Metcash announced its intention to make an off-market takeover offer for the entire issued share capital of Foodland (**Takeover Offer**). On the same day, Metcash also announced a Capital Reorganisation which will result in the acquisition by Newco of the entire issued share capital of Metcash's majority shareholder, Metoz (**Capital Reorganisation**).
What is the Takeover Offer?	The Takeover Offer is an offer by Metcash to acquire Foodland. Metcash proposes to retain ownership of Foodland's Australian businesses (**Foodland Australia**) and for Foodland shareholders to be transferred ownership of Foodland's New Zealand businesses (**Foodland New Zealand**) after the Takeover Offer has completed.
What is the Capital Reorganisation?	The Capital Reorganisation will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz. It will be implemented through schemes of arrangement in Australia and South Africa (**Schemes**). If the Schemes are Effective, the shareholders of Metoz will no longer control Metcash.
Who is Foodland?	Foodland is a company listed on the Australian Stock Exchange which is a supermarket operator and a grocery wholesaler in Australia and New Zealand.
Who is Metoz?	Metoz (previously known as Metro Cash and Carry Limited) is currently Metcash's major shareholder. It is a South African listed company, whose only significant asset is its 52.87% shareholding in Metcash.
Who is Newco?	Newco is a newly incorporated company, which will acquire Metoz and, subject to ASX approval, become listed on the ASX after the Capital Reorganisation. In this event, Metcash shareholders will become shareholders of Newco and Newco will own 100% of Metcash.
What are A Shares?	A Shares are preference shares issued by Metcash to Foodland shareholders as part consideration for the Takeover Offer. The A Shares are being issued to provide flexibility, depending on whether the Capital Reorganisation is Effective. Ultimately, A Shares will convert into ordinary shares and will be treated in the same way as Metcash ordinary shares.
What are NZ Shares?	NZ Shares are preference shares issued by Metcash to Foodland shareholders as part consideration for the Takeover Offer. These shares will have an economic entitlement to Foodland New Zealand. The NZ Shares are being issued to enable Metcash to transfer ownership of Foodland New Zealand to Foodland shareholders after the Takeover Offer is complete.
Are the Takeover Offer and the Capital Reorganisation inter-conditional?	No, the Takeover Offer and the Capital Reorganisation are independent transactions and are not inter-conditional.
Will shareholders be able to vote on the Capital Reorganisation?	Metcash shareholders will be asked to vote to approve the Capital Reorganisation at shareholder meetings expected to occur in March 2005 as part of the Australian scheme of arrangement (**Metcash Scheme**).

Summary of the Resolutions

Proposed Resolution	What is the rationale for the Resolution?	What is the outcome if the Resolution is not passed?	Who can vote on the Resolution?	What is the required approval threshold?
Resolution 1 To approve amendments to the Metcash constitution to enable Metcash to issue A Shares and NZ Shares	Enables Metcash to offer A Shares and NZ Shares to Foodland shareholders under the Takeover Offer. The A Shares provide flexibility, depending on whether the Capital Reorganisation is Effective. The NZ Shares allow Metcash to transfer Foodland New Zealand to Foodland shareholders	The Takeover Offer will not be able to proceed in the form currently contemplated	All Metcash shareholders can vote	Special resolution 75% threshold
Resolution 2 To approve the 6 December 2004 Placement of ordinary shares in Metcash	Provides Metcash with the flexibility to issue new shares by way of placement up to the 15% limit under the ASX Listing Rules	Metcash will be unable to issue additional shares by way of a placement within the next 12 months without prior shareholder approval	All shareholders except any person who participated in the Placement by Metcash on 6 December 2004	Ordinary resolution 50% threshold
Resolution 3 To approve Metcash's financial assistance to Newco	Required for the Capital Reorganisation to be implemented	The Capital Reorganisation will not be able to proceed in the form currently contemplated	All shareholders except BV, a subsidiary of Metoz	Special resolution 75% threshold

Explanatory Memorandum

This Explanatory Memorandum and the Notice of Meeting are important documents. Please read them carefully.

If you are not able to vote in person at the General Meeting of Metcash, please complete the attached Proxy Form and return it in the reply paid envelope to Registries Ltd, PO Box R67, Royal Exchange Sydney 1223 by 2.00pm on Tuesday 18 January 2005. Alternatively the Proxy Form may be faxed to +61 2 9279 0664.

1 OVERVIEW

1.1 Introduction

Metcash announced on 6 December 2004 that it intends to make an off-market takeover offer to acquire the entire issued share capital of Foodland (**Takeover Offer**). The Takeover Offer is structured so that Metcash will retain Foodland's Australian businesses (**Foodland Australia**) and that Foodland shareholders will be transferred ownership of Foodland's New Zealand businesses (**Foodland New Zealand**) after the Takeover Offer is complete.

Metcash also announced a proposed corporate reorganisation (**Capital Reorganisation**) which, if successful, will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings Limited (**Metoz**).

The Takeover Offer and the Capital Reorganisation are not inter-conditional.

1.2 Overview of Foodland

Foodland is a supermarket operator and grocery wholesaler trading in Western Australia, Queensland, northern New South Wales and New Zealand.

Details of the Foodland group structure are illustrated below.

FAL Group Structure


FAL Group
Corporate Office
Progressive Enterprises Ltd
Action WA & QLD
Franchise & Supply
Melbourne Buying Office
Supermarkets:
Sales: $3,324m
Stores: 175
EBITA: $149m
Employees: 18,670
Supermarkets:
Sales: $233m
Stores: 41
EBITA: $10m
Employees: 50
Supermarkets:
Sales: $1,330m
Stores total: 82
WA: 37
QLD: 45
EBITA: $39m
Employees: 8,471
Franchisees:
Sales: $1,309m
Stores: 227
EBITA: $45m
Employees: 842
Employees: 62
Foodland New Zealand
Foodland Australia

Sources: (i) Foodland Group Annual General Meeting; (ii) Metcash

Foodland in Australia

In Western Australia, Foodland's Franchise & Supply division (wholesale) is a grocery wholesaler to 227 independent supermarket operators operating under brands including Dewsons, Supa Valu, Foodland and Four Square. Foodland also operates grocery stores in its own right trading under the Action brand. There are currently 37 Action stores in Western Australia and 45 in Queensland and northern New South Wales.

In addition, Foodland services 400 additional independent retailers in Western Australia. In Western Australia, Foodland also operates three Cash & Carry branches and is a supplier to the food service market through its Foodlink division.

Foodland in New Zealand

In New Zealand, Foodland owns and operates a store network and a grocery wholesale business. The corporate store network comprises supermarkets operating under the brands of Woolworths, Woolworths Quickstop, Foodtown, Countdown and Micro Stores.

Besides supplying its own stores, Foodland New Zealand is also a grocery wholesaler supplying Fresh Choice and Supervalue banner franchise groups trading mainly in the South Island of New Zealand.

1.3 Retaining Foodland Australia

The Metcash proposal

Metcash intends to retain Foodland's Australian businesses only. Metcash has also proposed that the New Zealand operations will be transferred to Foodland shareholders. The proposed structure is depicted in the diagram below.


Before
Foodland Associated Limited
Metcash Trading Limited
Foodland Australia
Foodland New Zealand
Existing Metcash business
After
Foodland shareholders
Metcash Trading Limited
Foodland New Zealand
Foodland Australia
Existing Metcash business

Metcash has a policy of not competing with its customers and intends to sell Foodland's Action retail stores in Queensland, northern New South Wales and Western Australia to independent retailers following the completion of the Takeover Offer.

Benefits of Foodland Australia acquisition

Metcash believes that the acquisition of Foodland Australia will provide numerous benefits to Metcash shareholders. The Foodland Australia acquisition:

- is complementary to Metcash's core business;
- increases business scale and expands its grocery wholesaling network into Western Australia;
- expands and strengthens Metcash's independent retailer network;
- improves buying power;
- enables supply chain and logistic efficiencies to be realised;
- provides an opportunity to achieve cost savings; and
- transforms the IGA "chain" into a truly national player.

The acquisition of Foodland Australia is expected to increase Metcash's total revenue, increase Metcash's market share and bring the total revenue of Metcash and the independent retailers closer to the revenues of the major chains, as shown in the diagram below.

Comparison of retail sales



30
25
20
25
10
5
0
Sales (2004A) (A$bn)
24.5
21.3
18.2
15.1
3.1
21%
Woolworths
Coles Myer
New Metcash
Metcash
Foodland Australia
Retail* Wholesale Independents** Other

* Woolworths and Coles Myer represent sales from their respective Food and Liquor divisions

** Independent Revenue represents estimated incremental revenue earned by Independents (Source: Metcash Management estimates)

Foodland New Zealand to be transferred to Foodland shareholders

Foodland New Zealand is predominantly a retail business with less than 10% of its revenue derived from wholesaling operations. Metcash views wholesaling as its core competency and does not intend to enter the retail market in either Australia or New Zealand. In terms of the New Zealand wholesale operations, given that 98% of the New Zealand retail market is controlled by two players, Metcash believes that the market for supplying independent grocers (excluding the Foodstuffs co-operatives in New Zealand) is limited and hence it is not a market in which Metcash would wish to operate.

Metcash proposes that Foodland New Zealand be transferred to Foodland shareholders after the Takeover Offer and compulsory acquisition have been completed. This is discussed in more detail in Part 2.2 below.

1.4 Terms of the Takeover Offer

Takeover Offer consideration and conditions

Metcash proposes to offer Foodland shareholders the following consideration:

- 2.44[1] A Shares[2] or $7.18 cash per Foodland ordinary share; and
- one NZ Share per Foodland ordinary share.[3]

The Takeover Offer will be conditional on certain matters, including that at least 90% of Foodland shareholders accept the Takeover Offer. A summary of the conditions to the proposed Takeover Offer was contained in Metcash's announcement of the Proposal on 6 December 2004, a copy of which is attached to this Explanatory Memorandum at Annexure 1. Full details will be set out in Metcash's Bidder's Statement.

1 Exchange ratio is determined using Metcash price of $2.94 as at 3 December 2004. This figure will need to be adjusted if Newco issues securities in connection with the Capital Reorganisation.

2 To represent the same value and economic entitlement as Metcash ordinary shares.

3 To represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders.

Rationale for the issue of preference shares

The A Shares are being issued to provide flexibility until the Company knows if and when the Capital Reorganisation becomes Effective. If the Capital Reorganisation is Effective, the A Shares will be exchanged for new ordinary shares in Newco (a newly listed company which will then own all of Metcash). If the Capital Reorganisation is not Effective the A Shares will convert into Metcash ordinary shares.

The NZ Shares are structured to allow Foodland New Zealand to be transferred to Foodland shareholders following the successful completion of the Takeover Offer and compulsory acquisition.

Metcash does not currently have preference shares on issue and Metcash's constitution does not allow Metcash to issue A Shares and NZ Shares as proposed. Metcash has therefore proposed Resolution 1 to allow these preference shares to be issued to Foodland shareholders under the Takeover Offer. Resolution 1 is discussed in more detail in Part 2 below.

1.5 Approval of Placement

In order to allow the Company to issue further shares by way of placement, shareholders are also asked to approve the Placement of ordinary shares in Metcash on 6 December 2004. If this approval is not granted, it has no effect on the Placement (since the Company is permitted under the ASX listing rules to issue up to 15% of issued capital in every rolling 12 month period without shareholder approval), but it would effectively prevent Metcash from raising any further equity by way of placement over the next 12 months without obtaining shareholder approval. This approval is proposed under Resolution 2, as set out in more detail in Part 3 below.

1.6 Rationale for Capital Reorganisation

The Capital Reorganisation will result in the acquisition of the entire issued share capital of Metoz. Metoz is currently Metcash's majority shareholder. It is a South African listed company, whose only significant asset is its 52.87%[4] shareholding in Metcash.

The current shareholder structure has a number of disadvantages for Metcash shareholders, including:

- a majority shareholder on the register reduces the liquidity of Metcash shares;
- Metoz's holding on the Metcash register creates the perception of an unstable shareholder base, particularly as Metoz has no other significant assets; and
- the Metoz shareholding in Metcash is excluded when determining Metcash's position in Australian Stock Exchange (ASX) indices.

The proposed Capital Reorganisation is intended to address these disadvantages.

In addition, the Capital Reorganisation is expected to increase the Company's Earnings Per Share by approximately 6% in the first full year (ending April 2006) (represents the impact of the Capital Reorganisation on a standalone basis assuming the Takeover Offer is successful and Foodland shareholders accept the cash alternative).

1.7 Schemes to approve Capital Reorganisation

The proposed Capital Reorganisation will be implemented by two inter-conditional schemes of arrangement. There will be a scheme of arrangement in Australia (**Metcash Scheme**) and a scheme of arrangement in South Africa (**Metoz Scheme**). Metcash shareholders will have an opportunity to vote on the Metcash Scheme in or around March 2005. Once the Schemes become effective, Metcash will be controlled by Metcash shareholders (other than Metoz) who will become shareholders of Newco, which will then be listed on the ASX, subject to ASX admitting Newco to the official list.

The impact of the Schemes is illustrated below.

4 Metoz's interest in Metcash was diluted from 60.3% to this level after the Placement on 6 December 2004.

Schemes to effect the Capital Reorganisation

Metcash ownership pre Schemes


Metoz Shareholders
Metoz Holdings Limited
Public
Metcash Trading Limited

Metcash ownership post Schemes becoming Effective


Public
Newco Limited
Metcash Trading Limited

The proposed Capital Reorganisation requires Metcash shareholders to approve other matters (in addition to Resolution 3) under the Corporations Act and the ASX Listing Rules. Shareholders will have an opportunity to consider these matters at further shareholder meetings in or around March 2005.

However, in order for the Metoz Scheme to be implemented, shareholders are now asked as a preliminary step to approve Resolution 3. This relates to Metcash financially assisting Newco to acquire Metoz under the Capital Reorganisation. Further information on Resolution 3 is set out in Part 4 below.

2 RESOLUTION 1 - AMENDING METCASH'S CONSTITUTION

2.1 Background

As part of the consideration for the Takeover Offer, Metcash proposes to offer Foodland shareholders both A Shares and NZ Shares.

A Shares and NZ Shares will have certain unique features specially tailored for the Takeover Offer, the Capital Reorganisation and the proposed transfer of ownership of Foodland New Zealand to Foodland shareholders after the successful completion of the Takeover Offer.

Metcash does not currently have preference shares on issue. Metcash's Constitution does not currently provide Metcash with the flexibility to issue A Shares and NZ Shares, nor does it currently provide a mechanism for the transfer of Foodland New Zealand to holders of NZ Shares which is proposed following the Takeover Offer.

2.2 Reasons for constitutional change

Issue of preference shares

The Corporations Act allows the issue of preference shares only if the rights with respect to certain matters are set out in the company's constitution. The current Metcash constitution allows it to issue a certain type of preference share, but does not allow Metcash to issue A Shares and NZ Shares. Resolution 1 provides for the constitutional changes to allow a more general power to issue preference shares and more specific power to issue A Shares and NZ Shares pursuant to the Takeover Offer.

Issue or transfer of Foodland New Zealand

After the Takeover Offer and compulsory acquisition have been completed, Metcash proposes to cancel the NZ Shares in exchange for the transfer or issue of shares in NZ Holdco, subject to obtaining shareholder approval at that time.[5] It is proposed that NZ Holdco will immediately apply for listing on the ASX.

The transfer or issue of shares in NZ Holdco is the legal mechanism for the transfer of Foodland New Zealand to Foodland shareholders after the Takeover Offer is complete. This amounts to a capital reduction in exchange for the transfer or issue of shares in another company. Resolution 1 changes the constitution to facilitate this.

2.3 Amendments proposed to the Metcash constitution

Metcash proposes the following key amendments to the current Constitution:

- the replacement of the current clause 3A with a new clause 3.1A, which grants a general power to the Company to issue preference shares, not limited to converting preference shares;
- the insertion of a new clause 3.2A with key terms for A Shares;
- the insertion of a new clause 3.3A with key terms for NZ Shares; and
- the insertion of a new clause 2.7 which specifically provides the Company with powers including to distribute shares in another company in exchange for the cancellation of shares.

The key amendments to the Metcash Constitution are set out in Annexure 2 to this Explanatory Memorandum. Any shareholder who wishes to obtain a full copy of the consolidated Constitution should telephone the Australian toll-free Information line on 1300 733 838 (International calls +61 2 9240 7453).

5 If the Capital Reorganisation is effective, Newco, as sole ordinary shareholder of Metcash, can itself give this approval.

2.4 Terms of A Shares and NZ Shares

The key features of A Shares will be that they:

- confer a right to vote on only limited matters;
- will convert into ordinary shares of Metcash if the Schemes are not Effective;
- will be exchanged for Newco ordinary shares if the Schemes are Effective;
- following conversion or exchange, their holders will be in the same position as if they held ordinary shares of Metcash; and
- confer a right, in the event of a winding up of Metcash, to a preferential entitlement to an amount equal to any distribution on a Metcash ordinary share.

The key features of NZ Shares will be that they:

- confer a right to vote on only limited matters;
- confer economic entitlement to Foodland New Zealand;
- will receive a preferential dividend from Metcash based on the profits from Foodland New Zealand;
- grant representatives of Metcash an irrevocable proxy to vote in favour of the future issue or transfer of shares in NZ Holdco in exchange for the cancellation of NZ Shares; and
- confer a right, in the event of a winding up of Metcash, to a preferential entitlement based on the proceeds of a winding up of Foodland New Zealand.

2.5 Shareholder approval

Section 136(2) of the Corporations Act provides that a company can only modify provisions of its constitution by special resolution.

Resolution 1 will be decided on a poll and will be passed if 75% of those voting at the General Meeting (whether in person or by proxy) are in favour of the resolution.

All Metcash shareholders can vote on Resolution 1.

Your directors unanimously recommend that you vote FOR Resolution 1

3 RESOLUTION 2 - APPROVAL OF PREVIOUS PLACEMENT

3.1 Background

In connection with the Takeover Offer, Metcash issued approximately 90 million ordinary shares under an institutional placement on 6 December 2004 (**Placement**). ASX Listing Rule 7.1 prohibits the Company from issuing, or agreeing to issue, equity securities which amount to more than 15% of the Company's issued ordinary share capital by way of placement in any rolling 12 month period without shareholder approval. The Placement amounted to approximately 14% of Metcash's issued capital.

Under Listing Rule 7.4, shareholder approval of the Placement will refresh the listed company's 15% placement capacity to the extent utilised by the Placement. Metcash wishes to retain the flexibility to place new shares over the next 12 months. Accordingly, Metcash is seeking approval of the Placement under ASX Listing Rule 7.4 through Resolution 2.

3.2 Information on the Placement

The Placement was undertaken to partially fund the Takeover Offer.

The Placement was conducted through a book-build on 6 December 2004 and was oversubscribed. At the conclusion of the Placement, Metcash issued 89,850,000 ordinary shares at a price of $3.00 per share, representing a 2% premium to Metcash's previous closing price on 3 December 2004 of $2.94. The Placement raised a total of $269,550,000.

The shares issued under the Placement are ordinary shares and are equal in all respects with existing ordinary shares. The full list of Placement allottees is attached as Annexure 3 to this Explanatory Memorandum.

The funds raised in the Placement will be used to pay for acceptances under the Takeover Offer, where accepting Foodland shareholders elect to receive cash rather than A Shares or, otherwise, for capital management initiatives.

The amount raised under the Placement may or may not be enough to fund the cash consideration under the Takeover Offer, depending on how many Foodland shareholders elect to receive cash rather than A Shares. The Company expects to fund any balance of the Takeover Offer funding requirements through debt facilities.

3.3 Shareholder approval and voting exclusion

Resolution 2 will be decided on a poll and will be passed if a majority of those voting at the General Meeting (whether in person or by proxy) are in favour of the resolution.

Metcash will disregard any votes cast on Resolution 2 by:

- any person who participated in the Placement; and
- an associate of any of those persons.

However, Metcash need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote on the resolution, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Your directors unanimously recommend that you vote FOR Resolution 2

4 RESOLUTION 3 - FINANCIAL ASSISTANCE

4.1 Background

Under the Capital Reorganisation, it is proposed that Newco will become the new holding company for Metcash and its subsidiaries. Newco will acquire all of the shares in Metoz under the Metoz Scheme. Following the Capital Reorganisation, Metoz shareholders will no longer control Metcash.

Newco's acquisition of Metoz under the Metoz Scheme will be for cash and will require the payment by Newco of approximately $1,125 million. Newco currently proposes to fund this payment through the following sources:

- an issue of a Hybrid Instrument by Newco/Metcash to investors to raise up to $390 million;
- an issue of a Security by Newco/Metcash to be offered pro-rata to Metcash shareholders (other than Metoz) to raise up to $540 million; and
- a loan from Metcash of approximately $200 million together with any funds raised by the issue of a Hybrid Instrument or Security by Metcash (**Newco Loan**).

The source of Newco's funding for the Metoz Scheme is not final. Full details of the funding arrangements will be disclosed by Newco in documentation to be sent to shareholders as part of the Capital Reorganisation.

4.2 Financial assistance

The costs associated with the Capital Reorganisation will be approximately:

- $38 million if the Schemes are Effective; or
- $55 million if the Schemes are not Effective.

Metcash will indemnify Newco for the costs of considering and, subject to shareholder approval, proceeding with the Capital Reorganisation. These costs are generally described below.

Newco will incur adviser's fees including for financial, legal and accounting advice received in connection with the Capital Reorganisation in South Africa, Australia and elsewhere. Other relevant costs could include bank fees, due diligence and associated costs.

There will be costs of raising funds for Newco to pay the cash consideration under the Metoz Scheme. These fundraising costs include the underwriting fees for the proposed issues of the Hybrid Instrument and the Security. In the event the Schemes do not become Effective, Newco/Metcash will be required to pay a redemption premium for the funds raised under the Hybrid Instrument and the Security. This redemption premium will result in Newco's costs being higher if the Schemes do not become Effective.

As noted above, part of the cash consideration for the Metoz Scheme will be funded by the Newco Loan. Metcash will in turn fund the Newco Loan by the issue of a Hybrid Instrument (if any), the issue of a Security (if any) or by arranging an external bank facility on commercial, arm's length terms (or a combination of these) for which Metcash may provide its assets as security. The Newco Loan is expected to be granted on an unsecured and interest free basis.

The arrangements between Newco and Metcash described in this part 4.2 and all other ancillary or incidental assistance to be given by Metcash to Newco amount to "financial assistance" under the Corporations Act. This is because it involves Metcash financially assisting Newco to acquire shares in Metcash's holding company, Metoz.

The principal advantage to Metcash shareholders of Resolution 3 is that its approval enables Newco to undertake all of the preparatory work for the Capital Reorganisation and secure the funding ahead of the Metoz Scheme. The benefits of the Capital Reorganisation to Metcash shareholders are set out in part 1.6 above.

Shareholders will be given an opportunity to separately consider the Capital Reorganisation at the scheme meetings to be held in March 2005. Metcash is arranging an independent expert's report to be given to shareholders to assist them in considering the Capital Reorganisation at that time.

4.3 Shareholder approval and voting exclusion

Section 260B of the Corporations Act will allow financial assistance to be given by Metcash if the assistance is approved by a special resolution of Metcash shareholders, with no votes being cast in favour of the resolution by Newco and its associates.

Resolution 3 will be decided on a poll and will be passed if 75% of those voting at the General Meeting (whether in person or by proxy) are in favour of the resolution. BV, a wholly owned subsidiary of Metoz, and its associates will not be permitted to vote on Resolution 3.

Separately, Newco is required to pass a resolution approving the giving of the assistance, as it will be the ultimate Australian holding company of Metcash after the acquisition of Metoz. Currently, there is only one shareholder of Newco (**Newco Shareholder**). The Newco Shareholder has agreed to pass a resolution in favour of the giving of the financial assistance.

The Independent Directors unanimously recommend that you vote FOR Resolution 3

Glossary of terms

A Shares	means the preference shares proposed to be issued by Metcash to Foodland shareholders as part consideration for the Takeover Offer;
ASX	means the Australian Stock Exchange Limited;
ASX Listing Rules	means the rules governing the admission and removal of entities from the official list of quoted securities on the ASX;
Bidder's Statement	means the bidder's statement to be issued by Metcash in connection with the Takeover Offer;
Board	means the board of directors of Metcash;
BV	means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly owned subsidiary of Metoz;
Capital Reorganisation	means the corporate ownership reorganisation which will result in Newco's acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holding Limited;
Company	means Metcash and, where appropriate, includes its subsidiaries and any of them;
Constitution	means the constitution of Metcash adopted at the annual general meeting held on 4 September 2000;
Corporations Act	means the Corporations Act 2001 (Cth);
Earnings Per Share	means basic earnings per share pre goodwill amortisation, amortisation of financing costs and post-segregation of retail stores;
Effective	means the coming to full force and effect of the Metcash Scheme and the Metoz Scheme;
Explanatory Memorandum	means the document so entitled accompanying the Notice of Meeting of Metcash, of which this Glossary forms a part, and includes the Annexures;
Foodland	means Foodland Associated Limited (ABN 13 008 667 650);
Foodland Australia	means, collectively, Foodland's Australian businesses;
Foodland New Zealand	means, collectively, Foodland's New Zealand businesses;
General Meeting	means the general meeting of Metcash to be held on 20 January 2005 to approve the Resolutions set out in this Explanatory Memorandum;
Hybrid Instrument	means the issue of securities by Newco/Metcash to investors in order to raise up to $390 million so as to partly fund Newco's acquisition of Metoz under the Metoz Scheme;
Independent Directors	means the directors of Metcash other than those directors representing Metoz or directors of Metoz;
Meeting Record Date	means 7.00pm (Sydney time) on Tuesday, 18 January 2005;
Metcash	means Metcash Trading Limited (ABN 61 000 031 569);
Metcash Scheme	means the Australian scheme of arrangement by which Newco will acquire the non-Metoz share capital of Metcash;
Metoz	means Metoz Holdings Limited, a company incorporated in South Africa and listed on the Johannesburg Stock Exchange;
Metoz Scheme	means the South African scheme of arrangement by which Newco will acquire all of the share capital in Metoz;
Newco	means The Newco Project X Limited (ACN 112 073 480);
Newco Loan	means the loan from Metcash to Newco of approximately $200 million together with any funds raised by the issue of a Hybrid Instrument or Security by Metcash in order to partly fund Newco's acquisition of Metoz under the Metoz Scheme;
Newco Shareholder	means M & GM Investments Pty Ltd (ACN 101 563 348);
Notice of General Meeting	means this document sent out to shareholders, dated 20 December 2004;

NZ Holdco	means NZ Holdco Limited (ACN 112 196 077), which, after the completion of the Takeover Offer, compulsory acquisition and a reorganisation of Foodland New Zealand, will be the Australian holding company for Foodland New Zealand;
NZ Shares	means the preference shares proposed to be issued by Metcash to Foodland shareholders as part consideration for the Takeover Offer;
Placement	means the issue of 89,850,000 ordinary shares by Metcash under an institutional placement on 6 December 2004;
Proposal	means, collectively, the Takeover Offer and Capital Reorganisation announced by Metcash on 6 December 2004;
Proxy Form	means the personalised proxy form accompanying this Explanatory Memorandum;
Resolutions	means, collectively, Resolution 1, Resolution 2 and Resolution 3 as set out in the Notice of Meeting;
Resolution 1	means the special resolution to amend the Constitution in order to confer an ability to issue new classes of shares to Foodland shareholders, as described in the Notice of Meeting and Explanatory Memorandum;
Resolution 2	means the ordinary resolution to approve the placement of 89,850,000 shares by Metcash on 6 December 2004, as described in the Notice of Meeting and Explanatory Memorandum;
Resolution 3	means the special resolution to approve the giving of financial assistance by Metcash to Newco in order for Newco to acquire shares in Metcash and Metoz, as described in the Notice of Meeting and Explanatory Memorandum;
Schemes	means the inter-conditional Metcash Scheme and Metoz Scheme;
Security	means the securities proposed to be offered by Newco/Metcash on a pro-rata basis to Metcash shareholders other than Metoz, in order to raise up to $540 million so as to partly fund Newco's acquisition of Metoz under the Metoz Scheme; and
Takeover Offer	means the proposed offer by Metcash to acquire all of the shares in Foodland announced on 6 December 2004.

Annexure 1 – Metcash announcement dated 6 December 2004


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

06 December 2004

Metcash announces Takeover Offer for Foodland and Capital Reorganisation

Metcash Trading Ltd ("**Metcash**" or the "**Company**") (ASX:MTT) announced today that it intends to make an off-market takeover offer ("**the Offer**") to acquire the entire issued share capital of Foodland Associated Ltd ("**Foodland**") (ASX:FOA).

Under the Offer, Foodland shareholders will retain ownership of Foodland's New Zealand business (**"Foodland New Zealand"**), whilst Metcash will acquire Foodland's Australian business (**"Foodland Australia"**). The Offer values Foodland Australia at A$846m or A$7.18 per Foodland share, representing an implied premium of 39%[1] to the estimated value of Foodland Australia.

Metcash also announced today a Capital Reorganisation which will result in the acquisition of the entire issued share capital of Metcash's 60% majority shareholder, Metoz Holdings Limited[2] ("**Metoz**") ("**Capital Reorganisation**").

Under the Capital Reorganisation, Metcash will pay cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share). Metoz shareholders will carry full exchange rate risk prior to Completion.

The Offer and the Capital Reorganisation (collectively "The Proposal") are not inter-conditional.

---

[1] Refer to Annex B for calculation.

[2] Metoz (JSE: MOZ) is a holding company listed on the Johannesburg Stock Exchange in South Africa.

A value creating transaction

Mr Andrew Reitzer, Chief Executive Officer of Metcash, said:

"The Takeover Offer for Foodland and the Capital Reorganisation represents a win-win outcome for both Foodland and Metcash shareholders. This is a transaction where both sets of shareholders can participate in significant value creation."

"The Foodland Australia business will benefit from both the highly experienced and successful Metcash management team as well as the proven IGA business model. Foodland shareholders will receive an attractive price for the underperforming Australian operations and under the share alternative the opportunity to participate in the value created by the acquisition. In addition, they will retain the high quality New Zealand business that will now represent a very attractive pure play food retail investment that has a leading market position."

"Metcash shareholders will also participate in significant benefits including: cementing our position as the clear number three player in the market; completing the national roll-out of IGA; the realisation of synergies in terms of margins and costs and the creation of a more attractive investment proposition through increased scale, liquidity and a broader investor base."

"Overall, the benefits to Foodland and Metcash shareholders will be substantial."

Benefits to Foodland Shareholders

Metcash considers the Offer to be a highly attractive opportunity for Foodland shareholders, offering the following benefits:

- a premium of 39% to the estimated value of Foodland Australia[3];
- a highly experienced and successful management team (Metcash shares have outperformed Foodland shares by 16%[4] over the past 12 months);
- access to a proven and consistent business model and growth strategy;
- participation in the expected Metcash share price re-rating and earnings uplift; and
- the unlocking of value of Foodland New Zealand by providing investors with a pure play New Zealand food retail investment with a leading market position.

---

[3] Implied from the closing Foodland 1 month Volume Weighted Average Price of $19.21 to 3 December 2004 and the estimated value of Foodland New Zealand (refer Annex B)

[4] Calculated based on the share price returns over the 12 months to 3 December 2004.

Benefits to Metcash Shareholders

The Proposal also provides highly attractive benefits to Metcash shareholders:

- significant EPS accretion of 20% in the first full year following The Proposal[5];
- unique synergies;
- increased scale through a complementary acquisition in Metcash's core business;
- strengthens Metcash's market position through the creation of a national network of Independent retailers;
- significantly improved liquidity from increasing the free float (40% to 100%);
- improved breadth and depth of equity investor base;
- optimises Metcash's capital structure;
- returns Metcash to Australian ownership; and
- expected entry into the ASX 100.

Terms of the Transaction

Under the Foodland Offer, Metcash is proposing that Foodland shareholders will receive:

- 2.44[6] Metcash Australian preference shares ("**A Shares**") or A$7.18 cash (to represent the same value and economic entitlement as Metcash ordinary shares); and
- one Metcash New Zealand preference share ("**NZ Shares**") per Foodland share (to represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders).

Following the successful completion of the Offer and compulsory acquisition, the NZ Shares will convert into ordinary shares in Foodland New Zealand and the company will be separately listed on the ASX. This conversion will be subject to shareholder approvals at that time.

Under the Capital Reorganisation, a new holding company, Newco, will be put in place whereby:

---

5 Represents year ending 30 April 2006. EPS defined as pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores. Assumes 100% cash takeup.

6 Exchange ratio is determined using Metcash price of A$2.94 as at 3 December 2004. In the event Metcash proceeds with a rights issue prior to the close of the Offer this figure will need to be adjusted accordingly.

- all of the shares in Metoz will be purchased for a cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share); and
- shareholders in Metcash will receive 1 Newco ordinary share for each Metcash share held.

At the completion of the Capital Reorganisation, Newco will be renamed Metcash.

The Capital Reorganisation will be implemented by way of two Schemes of Arrangement:

- a Metoz Scheme of Arrangement in South Africa ("**Metoz Scheme**"); and
- a Metcash Scheme of Arrangement in Australia ("**Metcash Scheme**" or collectively "**the Schemes**").

Assuming the Schemes are approved, Metcash shareholders will become shareholders of Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash[7].

On 3 December 2004, the two largest Metoz shareholders: RMB Asset Management (Pty) Limited, and STANLIB Asset Management Limited, who collectively control, as asset managers on behalf of their clients, 47% of the issued ordinary shares in Metoz have separately provided binding undertakings to Newco to vote in favour of the Metoz scheme and all such shareholders' resolutions of Metoz as may be necessary to implement The Proposal. This undertaking will fall away on receipt by Metoz or all its shareholders of a materially superior offer, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer.

Transaction Funding

Metcash has a funding plan in place for the transaction. As part of the funding for the Offer, Metcash has today launched an underwritten equity placement of 90 million shares at a minimum price of A$2.60 per share. A Share Purchase Plan will also be offered to Retail shareholders on the same terms as the placement.

---

7 After the Foodland Offer has closed and Metcash has completed compulsory acquisition, if the Schemes are approved, the A shares will convert into ordinary shares of Newco. If the Schemes are not approved, on the closing of the Foodland Offer and compulsory acquisition, the A shares will convert into ordinary shares of Metcash.

Documentation

Circulars to Metcash shareholders outlining, amongst other things, the required resolutions associated with The Proposal and the Bidder's Statement, to be despatched to Foodland shareholders, are currently being prepared. Full particulars of The Proposal will be provided to shareholders in the coming weeks.

An Independent Expert's Report will be included in the Metcash Scheme and the Foodland Offer documentation.

The Proposal will be subject to a number of conditions, a summary of which is set out in Annex A.

Foodland Approach

Over the course of the last 2 years the Metcash Board and management have been reviewing a number of strategic growth options, both domestically and in line with the Company's previously announced desire for a fourth business pillar. Consistent with this, one of the initiatives actively reviewed over the last 12 months has been the acquisition of Foodland's Australian assets.

Metcash is aware that Foodland has previously approached certain Metoz shareholders with a highly conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for A$3.30 cash per share.

Although Foodland did not directly approach Metcash, the Board of Metcash carefully considered the highly conditional and incomplete proposal which included, amongst many other conditions, a request for due diligence. The Metcash Board, in conjunction with its advisers, assessed the highly conditional and incomplete proposal on the basis of price and conditionality against its completion prospects and value, relative to other options available to Metcash shareholders. The Metcash Board concluded that the Foodland proposal was incomplete, highly conditional and less attractive than other options including The Proposal, and therefore, that providing a major competitor with commercially sensitive information would be potentially damaging to the Company, particularly in the event Foodland did not proceed to make any offer or, if made, the offer did not succeed.

Concluding Remarks

Mr Reitzer said that: "the size and benefits of this Proposal will launch the Company into the next phase of its life cycle and offers a unique opportunity for our shareholders, employees, suppliers and customers."

ENDS

All enquires should be directed to:

Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Mr Edwin Jankelowitz (Finance Director)
Telephone: +61 2 9741 3011

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Financial advisers
Deutsche Bank AG
Momentum Corporate

Legal advisers
Freehills - Australia
Webber Wentzel Bowens – South Africa

Lead Manager and Underwriter of Equity Placement
Deutsche Bank AG

Annex A: Summary of Offer and Capital Reorganisation Conditions

Offer

(a) FIRB, ACCC and all other regulatory and shareholder approvals being obtained on an unconditional basis.

(b) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the Offer or transactions contemplated by the Offer.

(c) Shareholder approvals being obtained under ASX listing rules 7.1 and 7.4, ASX approving the quotation of the A Shares and NZ Shares, ASIC providing the appropriate modifications of the Corporations Act (for which applications will be made) and shareholder approvals being obtained for the amendments to Metcash's constitutions required to allow the Offer.

(d) No action by any party to an agreement or instrument to which Foodland, any Foodland associate or any entity controlled by Foodland or any Foodland associate ("**Foodland Group**") is party which could result, to a material extent in the context of the Foodland Group as a whole, in moneys becoming repayable early, termination of or action under such agreement or instrument, termination or modification of an interest in any investment, or an adverse effect on the business of Foodland or its subsidiaries.

(e) Foodland Group, does not acquire or offer or agree to acquire, directly or indirectly, any interest in more than 5% of the ordinary shares in Metcash or Metoz.

(f) No event that could have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Foodland Australia, taken as a whole, since 1 August 2004, other than in the ordinary course of its business and, for these purposes, a diminution in the value of Foodland Australia of A$80,000,000 will be material.

(g) Foodland and its subsidiaries: not acquiring or disposing of any company, business or asset for greater than, in aggregate, A$20,000,000; not entering, varying or terminating any joint venture or other arrangement involving a commitment of the Foodland Group greater than, in aggregate, A$20,000,000; not entering, varying or terminating a material contract (including a contract the termination of which is likely to adversely affect Foodland Group earnings before interest and tax by more than, in aggregate, A$10,000,000 per annum); not incurring or committing to capital expenditure greater than, in aggregate,A$20,000,000 unless announced to the ASX prior to 6 December 2004; not releasing or discharging any substantial obligation owed to it; not entering or varying a contract of service with any director or officer, paying any retirement benefit to any director or officer, or making a substantial change to the remuneration of any director, officer or employee; and carrying on the business of the Foodland Group in the ordinary course of ordinary business.

(h) Obtaining the waiver or consent of parties to material contracts (including contracts the termination of which is likely to adversely affect the revenues or costs of the Foodland Group by more than A$20,000,000 per annum) which could be terminated or varied as a result of Metcash acquiring a relevant interest in any shares in Foodland.

(i) The S&P ASX 200 Index not falling below 3,300 on any ASX trading day.

(j) No prescribed occurrences (listed in section 652C of the Corporations Act) happening.

(k) Each of the preconditions to the availability of the cash facilities is and remains satisfied and there is no default or potential default under them.

(l) The equity placement proposed for 6 December 2004 raises a minimum of A$234,000,000.

(m) By the end of the offer period, Metcash and its associates have relevant interests in at least 90% of the shares in Foodland.

Metcash scheme

(a) Metcash members and option holders approving the scheme by the requisite majorities.

(b) The South African scheme of arrangement becoming effective.

(c) The approval of the members of Metcash by the requisite majorities in respect of financial assistance, related party transactions, Listing Rule 10 and the appointment of directors to Newco.

(d) ASX approvals (including conditional admission of Newco to the official list), ASIC modifications, ACCC and all other regulatory approvals being obtained on an unconditional basis.

(e) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the scheme of arrangement.

(f) A majority of the directors of Metcash recommending and not changing their recommendation to members to vote in favour of the Australian scheme of arrangement.

(g) No material adverse change occurring in relation to Metcash or Newco.

(h) The approval of the scheme by an Australian court of competent jurisdiction.

(i) ASX approving the admission of Newco to, and quotation of the securities of Newco on, the official list of ASX.

Metoz scheme

(a) The approval of the Metoz Scheme by a majority representing not less than 75% of the votes exercisable by scheme members present and voting at the scheme meeting, either in person or by proxy, and the sanctioning thereof by the High Court;

(b) The registration by the Registrar of Companies of a certified copy of the Order of Court sanctioning the Metoz Scheme, in terms of the Act;

(c) The obtaining of all regulatory approvals that may be necessary for the implementation of the Metoz Scheme, either unconditionally or subject to such conditions as are acceptable to Newco and Metoz;

(d) No material adverse change having arisen in relation to Metoz, by no later than the business day prior to the date of the sanction of the scheme; and

(e) The Metcash Australia Scheme becoming effective.

Annex B: Premium Calculation

Premium to implied Foodland Australia value

	A$ million (unless stated otherwise)	Equity Value Per Share (A$)
Foodland share price (1 month VWAP to 3 Dec 2004)	A$19.21 per share	A$19.21
Shares outstanding in Foodland	117.8m	-
Foodland equity value	2,263	-
Plus: net debt 2004	230[1]	-
Foodland Enterprise Value	2,493	-
Less: Enterprise value of Foodland New Zealand	(1,883)[2]	(14.03)[3]
Implied Enterprise value of Foodland Australia	610	5.18
Offer price for Foodland Australia	846	7.18
Premium to implied Foodland Australia Value	**39%**	**39%**

1. Foodland reported net debt as at 3 August 2004 of A$366m less proceeds from sale of New Zealand property of A$136m
2. Consensus broker forecasts for Foodland New Zealand EBITA 2005E plus estimated New Zealand property EBITA less estimated share of corporate costs allocated to New Zealand equals EBITA of A$169m. Estimated 2005E EBITA multiple for Foodland New Zealand of ~11.2x
3. Assumes all debt of Foodland remains with Foodland New Zealand. Enterprise Value per share A$15.98 less net debt per share of $1.95

Annexure 2 – Amendments to Metcash's Constitution

1 **In rule 1.1(a), insert the following additional definitions in alphabetical order with the rest of the definitions in rule 1.1(a):**

A Share means a fully paid class A preference share in the company carrying the rights and restrictions set out in rule 3.2A, the terms of issue of such preference share and this constitution;

A Shareholder means a registered holder for the time being of an A Share;

Act means the Corporations Act 2001 (Cth);

Capital Reduction means the proposed selective reduction of capital by the company in which all NZ Shares on issue will be cancelled and, in consideration of the cancellation, NZ Shareholders will receive one share in NZ Holdco for each NZ Share they hold;

Capital Reduction Resolution means any special or ordinary resolution designated by the directors as a Capital Reduction Resolution and proposed by the directors in a general meeting of the company or a meeting of shareholders (or a class of shareholders) to effect the Capital Reduction;

Conversion means a conversion of an A Share into one ordinary share in accordance with rule 3.2A;

Exchange means an exchange of an A Share for one Newco Share in accordance with rule 3.2A;

Exchange Notice is defined in rule 3.2A(f);

Foodland means Foodland Associated Limited ACN 008 667 650;

Newco means The Newco Project X Limited ACN 112 073 480;

Newco Share means an ordinary share in the capital of Newco;

NZ Deemed Proxy is defined in rule 3.3A(g);

NZ Holdco means a wholly owned subsidiary of the company which, in turn, is or will be the company that holds (directly or indirectly) all of the New Zealand businesses and assets of Foodland;

NZ Share means a fully paid class NZ preference share in the company carrying the rights and restrictions set out in rule 3.3A, the terms of issue of such preference share and this constitution;

NZ Shareholder means a registered holder for the time being of an NZ Share;

Transfer is defined in rule 3.2A(f); and

2 **Insert new rule 2.7 in the following terms:**

2.7 Alteration of share capital

(a) Subject to the Act, the directors may do anything required to give effect to any resolution altering the company's share capital, including but not limited to, where a member becomes entitled to a fraction of a share on consolidation:

(1) making cash payments;

(2) determining that fractions may be disregarded in order to adjust the rights of all parties;

(3) appointing a trustee to deal with any fractions on behalf of members; and

(4) rounding up each fractional entitlement to the nearest whole share by capitalising any amount available for capitalisation under rule 4.2 even though only some of the members participate in the capitalisation.

(b) The directors, when determining any distribution to be paid on a return of capital may direct that payment of the distribution be wholly or partly by way of the distribution of specific assets, including paid-up shares or other securities of another body corporate or trust, either generally or to specific members.

(c) If the company distributes to members (either generally or to specific members) securities in another body corporate, each of those members appoints the company as his or her agent and attorney to do anything needed to give effect to that distribution, including agreeing to become a member of that body corporate.

3 **Delete existing rule 3A in its entirety.**

4 **Insert a new rule heading "3A Preference shares".**

5 **Insert new rule 3.1A in the following terms:**

3.1A Preference shares

(a) Without limiting the breadth of the discretion conferred on the directors under any other rule, the company may issue preference shares, including preference shares which are, or at the option of the company or holder are, liable to be redeemed, convertible into ordinary shares or exchangeable for securities in another body corporate.

(b) The rights attaching to any preference share (as specified in the terms of issue of that share) may differ from those applicable to any preference share then issued. Preference shares may be issued in one or more separate series. Each series must be identified in such manner as the directors determine, without such determination or identification requiring amendment of this rule.

(c) The terms of issue applicable to each preference share must specify or provide for the determination of:

(1) the dividend applicable to the share and the times at which dividends are to be paid;

(2) the amount paid or payable on the issue of the share and, if that amount is not payable on issue, the amount unpaid on the share;

(3) the number of votes that may be exercised by the holder in respect of the share;

(4) in the case of a redeemable preference share, the time and place for redemption of the share; and

(5) any restriction on the right to transfer the share.

(d) Subject to the terms of issue applicable to a preference share, the Listing Rules and any other approval of the ASX that may be required, the directors may at any time vary the terms of issue of a preference share.

(e) The dividend payable in respect of a preference share:

  (1) may be at a fixed or variable rate or may otherwise be calculated in accordance with the terms of issue;

  (2) unless otherwise specified in the terms of issue, will be taken to accrue from day to day; and

  (3) unless otherwise specified in the terms of issue, is payable in respect of the amount for the time being paid on the preference share.

(f) Unless otherwise provided by this rule 3.1A or the terms of issue applicable to a preference share, each preference share confers on its holder:

  (1) the right to payment out of the profits of the company of a cumulative preferential dividend (or, if the terms of issue so provide, a non-cumulative preferential dividend) of an amount and at the times specified in, or determined in accordance with, the terms of issue of the share in priority to the payment of any dividend on any other class of shares; and

  (2) the right in a winding up and, in the case of a redeemable preference share, on redemption, to payment in cash in priority to any other class of shares of:

    (A) the amount of any dividend accrued but unpaid on the share at the date of winding up or, in the case of a redeemable preference share, the date of redemption; and

    (B) any amount paid on the share or other amount specified in the terms of issue.

(g) The terms of issue of a preference share may specify that the preference share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

(h) Unless otherwise provided by this rule 3.1A or the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(i) A holder of a preference share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

(j) Unless otherwise provided by this rule 3.1A or the terms of issue applicable to a preference share, a preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

  (1) on a proposal:

    (A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(k) The holder of a preference share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

(l) In the case of a redeemable preference share, the company must, at the time and place for redemption specified in, or determined in accordance with, the certificate for the share, redeem the share and, on receiving the certificate for the share, pay to or at the direction of the holder the amount payable on redemption of the share.

(m) A holder of a preference share must not transfer or purport to transfer, and the directors, to the extent permitted by the Listing Rules, must not register a transfer of, the share if the transfer would contravene any restrictions on the right to transfer the share set out in the terms of issue for the share.

6 **Insert new rule 3.2A in the following terms:**

3.2A A Shares

(a) Without limiting the generality of rule 3.1A:

(1) the company may issue A Shares, carrying such rights and restrictions as the directors specify in the terms of issue, including the rights and restrictions set out in this rule 3.2A; and

(2) the terms of issue of an A Share may specify that the A Share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

Dividends in respect of A Shares

(b) The A Shareholders shall be entitled to receive dividends in respect of the A Shares in accordance with the terms of issue in priority to any payment of a dividend to the holders of ordinary shares. These dividends will be non-cumulative.

Rights of A Shares in the event of a winding up

(c) If the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

then the A Shareholders shall be entitled, in respect of the A Shares, to receive a distribution determined in accordance with the terms of issue in preference to the ordinary shares.

Exchange of A Shares for shares in Newco

(d) Each A Shareholder:

(1) agrees to become a member of Newco and to comply with the constitution of Newco in the event of the occurrence of an Exchange; and

(2) irrevocably and unconditionally appoints the company and each director of the company as the A Shareholder's attorney and agent:

(A) to do anything the attorney or agent reasonably considers necessary or desirable in relation to the A Shareholder becoming a member of Newco and agreeing to comply with the constitution of Newco in the event of the occurrence of an Exchange; and

(B) to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the operation of the provisions of this rule 3.2A and the matters contemplated by this rule 3.2A.

(e) Each A Shareholder agrees to ratify and confirm whatever the company or a director of the company does or causes to be done in accordance with this rule 3.2A.

(f) If the company gives a notice to Newco and makes an announcement to the ASX that it has determined to effect an exchange of A Shares for Newco Shares in accordance with the terms of issue (**Exchange Notice**), then the company must deliver to Newco a master transfer (**Transfer**) in respect of all of the A Shares duly executed by the company as attorney on behalf of each A Shareholder as transferor.

(g) Upon Newco doing all of the following to effect an Exchange:

(1) returning to the company the Transfer executed by Newco as transferee;

(2) issuing to each A Shareholder the number of Newco Shares to which such A Shareholder is entitled in accordance with the terms of issue; and

(3) undertaking to issue a holding statement in respect of the Newco Shares issued to each A Shareholder under this rule and to dispatch such holding statements to the A Shareholders at the A Shareholders' addresses appearing in the register of the company immediately prior to the completion of the Exchange in any manner

in which the company may forward documents to its members, in each case as soon as practicable after completion of the Exchange,

the company must, subject to the payment of any stamp duty on the transfer (if any), register Newco as the holder of all of the A Shares.

Conversion of A Shares

(h) If the company gives a notice to Newco and makes an announcement to the ASX that it has determined to effect a conversion of A Shares to ordinary shares in the company in accordance with the terms of issue (**Conversion Notice**), the A Shares convert into ordinary shares in the company in accordance with the terms of issue, with effect from the date set out in the Conversion Notice.

(i) In the event of a Conversion, as soon as practicable after the completion of the Conversion the company must cause to be issued a holding statement in respect of the ordinary shares in the company issued to each former A Shareholder at that A Shareholder's address appearing in the register of the company immediately prior to the completion of the Conversion in any manner in which the company may forward documents to its members.

Notification of A Shareholders

(j) The company must, or must cause its share registry on behalf of the company to, notify A Shareholders of the occurrence of an Exchange or Conversion (as the case may be) in accordance with the terms of issue in any manner in which the company may forward documents to its members.

Rights of A Shares to participate

(k) Unless otherwise provided by this rule 3.2A or the terms of issue, an A Share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(l) A holder of an A Share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

Voting rights of A Shares

(m) Unless otherwise provided by this rule 3.2A or the terms of issue applicable to an A Share, an A Share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(n) The holder of an A Share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

7 **Insert new rule 3.3A in the following terms:**

3.3A NZ Shares

(a) Without limiting the generality of rule 3.1A:

(1) the company may issue NZ Shares, carrying such rights and restrictions as the directors specify in the terms of issue, including the rights and restrictions set out in this rule 3.3A; and

(2) the terms of issue of an NZ Share may specify that the NZ Share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

Dividends in respect of NZ Shares

(b) The NZ Shareholders shall be entitled to receive dividends in respect of the NZ Shares in accordance with the terms of issue in priority to payment of any other class of shares (including A Shares and ordinary shares). These dividends will be non-cumulative.

Rights of NZ Shares in the event of a winding up

(c) If the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

then the NZ Shareholders shall be entitled, in respect of the NZ Shares, to receive a distribution in accordance with the terms of issue in preference to any other class of shares (including A Shares and ordinary shares).

Capital Reduction

(d) Each NZ Shareholder:

(1) agrees to become a member of NZ Holdco and to comply with the constitution of NZ Holdco in the event of the occurrence of the Capital Reduction; and

(2) irrevocably and unconditionally appoints the company and each director of the company as the NZ Shareholder's attorney and agent:

(A) to do anything the attorney or agent reasonably considers necessary or desirable in relation to the NZ Shareholder becoming a member of NZ Holdco and agreeing to comply

with the constitution of NZ Holdco in the event of the occurrence of the Capital Reduction; and

(B) to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the operation of the provisions of this rule 3.3A and the matters contemplated by this rule 3.3A.

(e) Each NZ Shareholder agrees to ratify and confirm whatever the company or a director of the company does or causes to be done in accordance with this rule 3.3A.

Irrevocable proxy

(f) The provisions of rules 3.3A(f) to 3.3A(n) inclusive shall take precedence over any other provision of this constitution including (but not limited to) rule 6.9(l).

(g) Each NZ Shareholder irrevocably appoints the chairman from time to time of the relevant meeting as a proxy (the **NZ Deemed Proxy**) to vote in favour of any Capital Reduction Resolution.

(h) An NZ Shareholder has no right:

(1) to appoint any other person as a proxy, representative or attorney in respect of any Capital Reduction Resolution; or

(2) to re-appoint the chairman from time to time of the relevant meeting as a proxy or attorney with instructions to vote in any way other than in favour of the Capital Reduction Resolution.

(i) An NZ Shareholder's presence in person at any meeting to consider any Capital Reduction Resolution does not revoke the NZ Deemed Proxy, nor does it have any effect on the authority of the NZ Deemed Proxy to vote at the meeting.

(j) An NZ Shareholder has no right to vote in person on any Capital Reduction Resolution, nor to purport to exercise any of the powers conferred on the chairman from time to time of the relevant meeting by rules 3.3A(f) to 3.3A(n) (inclusive).

(k) Without limiting the generality of rule 3.3A(d)(2)(B), each NZ Shareholder irrevocably and unconditionally appoints the company and each director of the company as the NZ Shareholder's attorney and agent to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the Capital Reduction including, but not limited to, the appointment of the NZ Deemed Proxy.

(l) Each NZ Shareholder agrees that in exercising the powers conferred by the power of attorney, agent or proxy in this rule 3.3A, that attorney, agent or proxy is entitled to act in the interests of the company.

(m) Each NZ Shareholder agrees that the attorney, agent or proxy appointed under this rule 3.3A is entitled to consent on each NZ Shareholder's behalf

to the holding of any meeting on short notice to consider any Capital Reduction Resolution.

(n) Each NZ Shareholder must do everything reasonably necessary or desirable to give effect to, or facilitate the operation of:

(1) the provisions of this rule 3.3A; and

(2) the matters contemplated by this rule 3.3A,

including, without limitation, authorising the execution of documents, instruments, notices and directions by the company or a director of the company as attorney and agent.

Rights of NZ Shares to participate

(o) Unless otherwise provided by this rule 3.3A or the terms of issue, an NZ Share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(p) A holder of an NZ Share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

Voting rights of NZ Shares

(q) Unless otherwise provided by this rule 3.3A or the terms of issue applicable to an NZ Share, an NZ Share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(r) The holder of an NZ Share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

Annexure 3 - List of placees

- Fortis Clearing Sydney Pty Limited
- UBS Securities Australia Limited
- Salomon Smith Barney Australia Securities P/L
- Commonwealth Securities Limited
- ANZ Nominees Limited
- National Australian Bank Custodians Services Pty Limited
- BNP Paribus Security Services Pty Limited
- RBC Global Services Australia Pty Limited
- Citicorp Nominees Pty Limited
- Trust Company of Australia Limited
- Invia Custodian Pty Limited
- Westpac Custodian Nominees Limited
- IAG Nominees Pty Limited
- HSBC Custody Nominees (Australia) Limited
- IOOF Investment Management Limited
- Tower Trust Limited
- JP Morgan Nominees Australia Limited
- Suncorp Custodians Services Pty Limited
- State Trustees Limited
- Bond Street Custodians Limited
- Leveraged Equities Nominees Pty Ltd
- ANZ Margin Services Pty Limited
- Pan Australian Nominees Pty Limited
- Macquarie Equities Limited
- ABN Amro Equities Australia Limited

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA


Metcash
TRADING LIMITED AUSTRALASIA

Metcash Trading Limited
ABN 61 000 031 569
General Meeting
Proxy Form

Proxy Form

ALL CORRESPONDENCE TO:
Registries Limited
P O Box R67
Royal Exchange, Sydney NSW 1223
Enquiries: 61 2 9290 9600
Facsimile 612 9279 0664
www.registriesltd.com.au
registries@registriesltd.com.au

☐ Mark this box with an 'X' if you are Issuer Sponsored and want to make any changes to your address details (see reverse).

A APPOINTMENT OF PROXY

If you propose to attend and vote at the General Meeting, please bring this form with you. This will assist in registering your attendance.

If appointing a proxy to attend the General Meeting on your behalf, please complete this form and submit it in accordance with the instructions overleaf.

☐ The Chairman of the Meeting (Mark with an "X") **OR** [ ] If you are **NOT** appointing the Chairman of the General Meeting as your proxy, please write the name of the individual or body corporate (excluding the registered securityholder) you are appointing as your proxy

or failing the individual/body corporate named, or if no proxy is specified above, the Chairman of the General Meeting, as my/our proxy to vote for me/us and on my/our behalf and to vote in accordance with the following instructions (or if no instructions have been given, as the proxy sees fit) at the General Meeting of Metcash Trading Limited (**Metcash**) to be held at the Heritage Ballroom, The Westin Sydney, No.1 Martin Place, Sydney NSW at **2:00pm (Sydney time) on Thursday, 20 January 2005** and at any adjournment of that meeting. Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form, an additional form of proxy is available on request from the share registry.

☐ If you do not wish to direct your proxy how to vote, please place a mark in the box. If you have appointed the Chairman of the General Meeting to exercise your proxy, by marking this box, you acknowledge that the Chairman of the General Meeting may exercise your proxy even if he has an interest in the outcome of a particular resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. **The Chairman intends to vote 100% of all open proxies in favour of the resolutions.**

Voting directions to your proxy – please mark [X] to indicate your directions

	Resolution	For	Against	Abstain*
1	**Special resolution:** That, in accordance with section 136(2) of the Corporations Act 2001 (Cth), the Constitution of Metcash is amended in the manner specified in Annexure 2 to the Explanatory Memorandum.	☐	☐	☐
2	**Ordinary resolution:** That, in accordance with ASX Listing Rule 7.4, the placement on 6 December 2004 of 89,850,000 ordinary securities to persons listed in Annexure 3 to the Explanatory Memorandum is approved.	☐	☐	☐
3	**Special resolution:** That, in accordance with section 260B(2) of the Corporations Act 2001 (Cth), approval is given for the financial assistance to be provided by Metcash to Newco in connection with the share acquisitions by Newco, as described in the Explanatory Memorandum explaining the purpose and effect of this resolution.	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority.

B SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

This section **must** be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary	Director/ Company Secretary (delete one)	Director

Date: ______________________

This form should be signed by the securityholder. If a joint holding, either securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cth).

Registries Limited advises that Chapter 2C of the Corporations Act 2001 (Cth) requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your security holding and if some or all of the information is not collected then it might not

INSTRUCTIONS FOR COMPLETING PROXY FORM

1. Your pre-printed name and address is as it appears on the share register of Metcash. If you are Issuer Sponsored and this information is incorrect, please mark the box at the top of the proxy form and make the correction on the form. Securityholders sponsored by a broker on the CHESS subregister should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2. Completion of a proxy form will not prevent individual shareholders from attending the General Meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the General Meeting in person and votes on any resolution, then the proxy is not entitled to vote for that shareholder on that resolution and the proxy's authority to speak at the General Meeting is suspended while the shareholder is present at the General Meeting.

3. If you do not mark any of the boxes on a given resolution, your proxy will vote as he or she chooses. If you mark more than one box on a resolution, your vote on that resolution will be invalid.

4. A shareholder of Metcash entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Share Registry, or you may copy this form. To appoint a second proxy:

   (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form; and

   (b) return both forms together in the same envelope.

5. A proxy need not be a shareholder of Metcash. Shareholders cannot appoint themselves as a proxy.

6. If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth), and provide satisfactory evidence of the appointment of its corporate representative prior to commencement of the General Meeting.

7. If a representative of a corporate shareholder is to attend the General Meeting, a properly executed original (or certified copy) of the appropriate "Certificate of Appointment of Corporate Representative" should be produced for admission to the General Meeting.

8. If a representative as Attorney of a shareholder is to attend the General Meeting, a properly executed original (or originally certified copy) of an appropriate Power of Attorney should be produced for admission to the General Meeting.

9. **Signing Instructions**

   You must sign this form as follows in the spaces provided:

   Individual: Where the holding is in one name, the holder must sign.

   Joint Holding: Where the holding is in more than one name, both holders must sign.

   Power of Attorney: If you are signing under a Power of Attorney, you must lodge an original or certified photocopy of the appropriate Power of Attorney with your completed Proxy Form.

   Bodies Corporate: Where a company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person.

   If a company (pursuant to section 204A of the Corporations Act 2001(Cth)) does not have a Company Secretary, a Sole Director can sign alone.

   Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

10. **Lodgement of a Proxy**

This Proxy Form (and any Power of Attorney under which it is signed) must be received at the address or fax number below not later than 2:00 pm (Sydney time) on Tuesday, 18 January 2005 (48 hours before the commencement of the General Meeting).

Any Proxy Form received after that time will not be valid for the scheduled meeting.

Metcash Trading Limited
C/- Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000
Fax (02) 9279 0664

OR

Metcash Trading Limited
C/- Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223

Documents will be received by the Company if they are sent by post or delivered to Registries Limited at their address shown above, or sent by facsimile to Registries Limited at their fax number shown above.

71dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**83,800 MTT**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (36,600 shares)** **$0.431 (47,200 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 83,800 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**16th December 2004**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
728,843,298	Ordinary (MTT)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**17,364,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: ....Date: 17th December 2004.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**TBA**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares to be issued under Share Purchase Plan (SPP) and will rank equally with Metcash's existing ordinary shares. Only shareholders whose registered address is in Australia or New Zealand and who held Metcash shares on 10 December 2004 are eligible to participate in the SPP.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.00**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To partially fund the takeover offer to acquire the entire issued capital of Foodland Associated Ltd. If that bid is not successful, then the funds will be used for general working capital requirements.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**TBA**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**728,843,298**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**17,364,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:



....Date: 17th December 2004.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

16 December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Share Purchase Plan

We wish to advise that Metcash Trading Limited's 'Share Purchase Plan', details of which have been released to the ASX and despatched to shareholders, opens today and is expected to close at 5.00 p.m. (Sydney time) on 11 January 2005.

The Metcash Shareholder Information Helpline on 1300 733 838 can be contacted by any shareholders who have queries on the plan.

Yours faithfully



John Randall
Company Secretary



METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15th December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

METCASH TRADING LIMITED
(ASX code :MTT)

Metcash Trading Limited ("Metcash") share purchase plan

Metcash has today despatched documentation regarding its share purchase plan (SPP) to shareholders.

For the purposes of ASX Listing Rule 3.10.3, Metcash notifies ASX of the following in respect of the SPP:

- Metcash will be issuing ordinary shares which will rank equally with Metcash's existing ordinary shares;
- the number of securities to be issued will not be known until the SPP is completed. However, the maximum number of securities that may be issued under the SPP is approximately 21,150,060 ordinary shares;
- the issue price of ordinary shares under the SPP is $3.00;
- the funds raised in the SPP will be used to partially fund the takeover bid for Foodland Associated Limited. If that takeover bid is not successful, then the funds will be used for general working capital requirements;
- Metcash will not seek shareholder approval for the issue of shares under the SPP; and
- only ordinary shareholders whose registered address is in Australia or New Zealand and who held Metcash shares on 10 December 2004 are eligible to participate in the SPP.

Yours faithfully

John Randall
Company Secretary

Excludes U.S. residents
Included for information only


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15 December 2004

Dear Shareholder

As you will no doubt be aware, Metcash Trading Limited has announced an offer to takeover Foodland Associated Limited, together with a proposed capital re-organisation that would result in the acquisition of the shares of Metcash's parent company, Metoz Holdings Limited, a South African listed company.

The two transactions are not inter-dependent and have the objective of increasing shareholder value. To part fund the acquisition, a placement of Metcash shares has been made to institutional investors at $3.00 per share.

Included with this letter are the following documents:

- Copies of the Companies announcement on Monday 6th December 2004 to the ASX describing the proposal take-over and capital reconstruction.
- A 'Share Purchase Plan' offer to all shareholders resident in Australia or New Zealand to purchase a specified parcel of up to 1,660 shares at $3.00 per share, or $4,980 for each shareholder. This provides all shareholders with the opportunity to purchase shares at the same price as institutional investors. Full details of the offer are contained in the letter from the Chairman and other information contained in the offer booklet. To participate in the Share Purchase Plan you will need to complete the enclosed form and return it in the enclosed replied paid envelope.

Your participation in the Shareholder Purchase Plan is invited.

Should you have any queries regarding the above, please call the Metcash Shareholder Information Helpline on 1300 733 838, who will be pleased to assist you.

Yours faithfully

[signature]

John Randall
Company Secretary

Mcicash
TRADING LIMITED AUSTRALASIA

ABN 61 000 031 569

Share Purchase Plan

Eligible Shareholders may purchase parcels of Shares valued at $990, $3,000 or $4,980.

THIS IS AN IMPORTANT DOCUMENT THAT REQUIRES YOUR ATTENTION.



Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

Letter from the Chairman

15 December 2004

Dear Shareholder

On behalf of the Directors, I am pleased to offer you the opportunity to increase your investment in Metcash Trading Limited (the **Company**) through the Share Purchase Plan (the **Plan**).

The primary purpose of the Plan is to enable the Company to raise further funds in connection with the off-market takeover offer for Foodland Associated Limited (**Foodland**), announced by the Company on 6 December 2004.

To partially fund the takeover bid for Foodland, the Company undertook an institutional placement (the **Placement**) on 6 December 2004, raising approximately $270 million at a final price of $3.00 per share. To allow the Company's shareholder base to participate in the funding process, you are being offered the opportunity to participate at the same $3.00 per share issue price paid by institutions, which represent a 11.5% discount to the Company's closing price on Friday, 10 December 2004. For your information we have included with this letter the media release announcing the takeover offer and proposed capital reorganisation of the Company and its ultimate holding company, Metoz Holdings Limited, as well as the material presented to institutional investors following the announcement. We will be sending you detailed documentation regarding these transactions in the coming months. If these transactions do not proceed, then the Company proposes to use funds raised under the Plan for general working capital purposes.

THE OFFER

The Plan is offered exclusively to all Eligible Shareholders.

It provides Eligible Shareholders with an opportunity to buy a parcel of new shares in the Company valued at $990, $3,000 or $4,980 at a price of $3.00 per share.

Participation in the Plan is entirely voluntary.

All shares issued under the Plan will rank equally with existing fully paid ordinary shares in the Company and will carry the same voting rights and entitlement to receive dividends.

No brokerage or other transaction costs apply to purchases under the Plan.

The Company will issue a parcel of new shares to each Eligible Shareholder who has made an application in accordance with the terms of the Plan (depending on the value of the parcel applied for by each Eligible Shareholder).

This letter and its attachments set out the details and terms and conditions of the Plan. I urge you to read these materials in their entirety and to seek your own financial advice in relation to the offer, before you decide whether to participate.

To apply for a parcel of shares under the Plan, please follow the instructions on the enclosed personalised application form.

The Plan opens on 16 December 2004 and is expected to close at 5.00 pm (Sydney time) on 11 January 2005.

On behalf of the Board, I invite you to consider participation in the Plan.

Yours sincerely



Carlos S. dos Santos
Chairman

Key Dates*

DATE	EVENT	
5pm (Sydney time) 10 December 2004	Record Date	The date on which the Company determines Eligible Shareholders.
16 December 2004	Opening Date	Share Purchase Plan opens.
5pm (Sydney time) 11 January 2005	Closing Date	Share Purchase Plan closes. Applications must be received by 5pm (Sydney time).
21 January 2005	Allotment Date	Shares allotted and issued. Trading of Shares issued under the Plan is expected to commence on ASX on the next trading day.
28 January 2005	Despatch Date	Transaction confirmation despatched to shareholders.

* The Company has the discretion to alter Key Dates.

Questions and Answers

Defined words and expressions used in this booklet are capitalised. See the Definitions section at the end of this booklet for their definition.

1 WHAT IS THE SHARE PURCHASE PLAN?

The Plan is an opportunity for Eligible Shareholders to purchase additional Shares at a discount to the current market price without brokerage and transaction costs. All Shares issued to you under the Plan will rank equally with your existing Shares and will carry the same voting rights and other entitlements.

2 DO I HAVE TO PARTICIPATE IN THE PLAN?

No. Participation in the Plan is entirely voluntary.

Before you apply for Shares, we recommend you seek independent financial advice from your stockbroker, accountant or professional adviser, and you monitor the Company's Share price (which is quoted in the financial pages of the major metropolitan newspapers).

3 HOW MANY SHARES CAN I APPLY FOR UNDER THE PLAN?

You are entitled to apply for a parcel of Shares in the Company valued at $990, $3,000 or $4,980 at a price of $3.00 each, regardless of the number of Shares you currently hold. You may only apply for one of these parcels of ordinary shares. You cannot apply for any other number of ordinary shares.

If you receive more than one copy of this booklet, or if you hold Shares in more than one capacity (eg. because you are both a sole and joint holder of Shares), the maximum amount you may apply to invest under the Plan in all capacities is $4,980. By applying to purchase Shares under the Plan, you certify you have not exceeded this $4,980 limit.

4 HOW DO I APPLY FOR SHARES UNDER THE PLAN?

If you wish to participate in the Plan, follow the instructions set out on the enclosed personalised Application Form. Send your completed personalised Application Form with your cheque or money order made payable to 'Metcash Trading Limited Share Purchase Plan".

You will not be able to withdraw or revoke your application once you have sent it to us.

Questions and Answers continued

5 HOW LONG IS THE PLAN OFFER OPEN FOR?

The Plan opens on 16 December 2004 and is expected to close at 5.00pm (Sydney time) on 11 January 2005.

If you want to participate you should ensure your Application Form and cheque or money order are received by no later than 5.00pm (Sydney time) on 11 January 2004. Please allow adequate time for mail deliveries.

6 DO I HAVE A GUARANTEED ALLOCATION OF SHARES UNDER THE PLAN?

Yes. If you apply in accordance with the Terms and Conditions then you will receive the $990, $3,000 or $4,980 parcel of Shares that you have applied for.

7 WHAT IS THE CURRENT MARKET PRICE OF THE COMPANY'S SHARES?

The market price of the Company's shares, as at the close of trading on Friday, 10 December 2004, is $3.39. The Plan offers shareholders a discount of 11.5% to this price.

8 WHAT ARE THE KEY RISKS OF PARTICIPATING IN THE PLAN?

The market price of the Company's Shares may rise or fall between the date of this offer and the date the Shares are allocated to you. This means that there is a risk that the $3.00 you pay per Share under the Plan may exceed the price of the Company's Shares at the time the Shares are allotted to you under the Plan.

Further assistance

If you have any questions in relation to the Plan please call your stockbroker, accountant or professional adviser. If you require information on how to complete the application form please contact Registries Limited on +61 2 9290 9600.

Terms and Conditions

Defined words and expressions used in this booklet are capitalised. See the Definitions section at the end of this booklet for their definition.

IMPORTANT NOTICE: **If you apply to participate in the Plan by completing and returning the Application Form, you are accepting the risk that the market price of Shares may change between the date on which you send in an Application Form and the Allotment Date. This means it is possible that, up to or after the Allotment Date, you may be able to buy Shares at a lower price than the Issue Price. We encourage you to seek your own financial advice regarding your participation under the Plan.**

These materials do not constitute an offer of securities for sale in the United States or to "U.S. persons" (as defined in Regulation S under the U.S. Securities Act) and may not be sent or disseminated in, directly or indirectly, the United States or to any "U.S. person" in any place. Metcash Trading Limited's shares have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may not be offered, sold or otherwise transferred in the United States or to any "U.S. person" except in compliance with the registration requirements of the U.S. Securities Act and any other applicable state securities law or pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

1 OFFER TIMETABLE

1.1 This offer is dated, and taken to be made on, 15 December 2004.

1.2 The offer opens on 16 December 2004 (**Opening Date**) and closes at 5.00pm (Sydney time) on 11 January 2005 (**Closing Date**), unless extended. Application Forms and cheques or money orders may not be processed or held to be valid if they have not been received by the Company by this time.

1.3 (a) The Shares are proposed to be allotted on or around 21 January 2005; and

(b) the Company expects that a transaction confirmation will be despatched to you on or around 28 January 2005.

1.4 The Company has a discretion to change, at any time, any of the Closing Date, the Allotment Date and the Despatch Date to later dates (notwithstanding that the offer has opened, or Application Forms have been received) by lodging a revised timetable with ASX.

2 ELIGIBLE SHAREHOLDERS

2.1 You may participate in the Plan if you are an Eligible Shareholder.

2.2 Joint holders of Shares are taken to be a single registered holder of Shares for the purposes of determining whether they are an Eligible Shareholder and the certification on the Application Form is taken to have been given by all of them.

2.3 Where a trustee or nominee is a registered holder of Shares and is expressly noted on the register as holding Shares on account of a named beneficiary, the named beneficiary will be taken to be the registered holder of those Shares. An application for Shares, certification or issue of Shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

2.4 If you are an Eligible Shareholder, your rights under this offer are personal to you and non-renounceable, so you may not transfer them.

3 APPLICATIONS FOR SHARES

Limitations on applications

3.1 Subject to clause 3.2, if you are an Eligible Shareholder, you may apply to purchase a parcel of Shares valued at $990 (**Offer A**), $3,000 (**Offer B**) or $4,980 (**Offer C**) under the Plan (and not any other amount).

3.2 Eligible Shareholders who receive more than one offer under the Plan (for example, because they hold Shares in more than one capacity) may apply on different Application Forms for more than one Parcel, but may not apply for Shares with an aggregate value of more than $4,980.

Completing the Application Form and paying for Shares

3.3 If you wish to participate in the Plan, you must complete the Application Form and provide a cheque or money order in accordance with the instructions on the Application Form.

Terms and Conditions continued

The Company's discretions regarding applications

3.4 The Company has a broad discretion to accept or reject your application to purchase Shares under the Plan, including (without limitation) if:

(a) your Application Form is incorrectly completed or incomplete or otherwise determined by the Company to be invalid;

(b) your cheque is dishonoured or has not been completed correctly;

(c) the cheque or money order that you enclose with your Application Form is not made out for the exact amount as indicated on the Application Form;

(d) it appears that you are applying to buy more than $4,980 (in aggregate) of Shares at the Issue Price;

(e) your Application Form is received after the Closing Date. Whilst the Company has a discretion to accept late Application Forms and cheques or money orders, there is no assurance that it will do so. Late Application Forms and cheques or money orders, if not processed, will be returned to you at your registered address; or

(f) the Company believes that you are not an Eligible Shareholder (subject to compliance with any applicable ASIC or ASX requirements).

Interest

3.5 No interest will be paid on any application money returned to you.

Significance of sending in an application

3.6 If you apply to participate in the Plan by completing and returning the Application Form:

(a) your application, on these Terms and Conditions, will be irrevocable and unconditional (it cannot be withdrawn);

(b) you acknowledge that you are an Eligible Shareholder;

(c) you certify that you have not applied for Shares with an aggregate application price in excess of $4,980 under the Plan and any similar arrangement in the 12 months prior to your application, even though you may have received more than one offer under the Plan or received offers in more than one capacity under the Plan;

(d) you authorise the Company (and its officers or agents) to correct any error in, or omission from, your Application Form and to complete the Application Form by the insertion of any missing details;

(e) you acknowledge that the Company may at any time irrevocably determine that your Application Form is valid, in accordance with the Terms and Conditions, even if the Application Form is incomplete, contains errors or is otherwise defective;

(f) you accept the risk associated with any return of application monies (for example, in the event of a rejected application) refund that may be despatched to you by cheque to your address shown on the Company's register;

(g) you agree to indemnify the Company for, and to pay to the Company within 5 business days of demand, any dishonour fees or other costs the Company may incur in presenting a cheque for payment which is dishonoured;

(h) you acknowledge that neither the Company nor Registries Limited has provided you with investment advice or financial product advice, and that neither has any obligation to provide this advice, concerning your decision to apply for and purchase Shares;

(i) you acknowledge that the Company is not liable for any exercise of its discretions referred to in these Terms and Conditions; and

(j) you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the Plan.

4 PARCEL PRICE, ISSUE PRICE AND NUMBER OF SHARES

4.1 You agree to pay the total price of:

(a) $990 if you apply for Offer A (330 Shares);

(b) $3,000 if you apply for Offer B (1,000 Shares); and

(c) $4,980 if you apply for Offer C (1,660 Shares).

4.2 The Company shall determine the number of Shares to be issued to each Eligible Shareholder who applies for a Parcel, by dividing the value of that Parcel by the Issue Price.

5 THE SHARES

5.1 On the Allotment Date, the Company will allot and issue that number of Shares to each Eligible Shareholder on the basis set out in clause 4.2.

5.2 Shares issued under the Plan will rank equally with, and have the same voting rights, dividend rights and other entitlements as, existing Shares.

5.3 The Company will apply for Shares issued under the Plan to be quoted on ASX.

6 AMENDMENTS TO THE OFFER AND WAIVER OF COMPLIANCE

6.1 The Company will not change these Terms and Conditions (subject to its discretion to revise the Timetable in part 1). However, the Company reserves the right to waive compliance with any provision of these Terms and Conditions.

6.2 The Company reserves the right to withdraw the offer.

7 GOVERNING LAW

7.1 These Terms and Conditions are governed by the laws in force in New South Wales and are to be interpreted in accordance with their spirit, intention and purpose.

Definitions

Allotment Date	The date on which Shares are allotted under the Plan (which the Company expects to be on or around 21 January 2005, unless extended.
Application Form	The application form relating to the Plan that you received with this booklet, including the instructions.
ASIC	Australian Securities and Investments Commission.
ASX	Australian Stock Exchange Limited.
Closing Date	11 January 2005, unless extended.
Company	Metcash Trading Limited ABN 61 000 031 569.
Despatch Date	The date on which the Company despatches the transaction confirmations to participating Eligible Shareholder (which the Company expects to be on or around 28 January 2005, unless extended).
Dollars or $	Australian Dollars.
Eligible Shareholder	A person who, at 5.00pm (Sydney time) on the Record Date was recorded in the Company's share register as being a registered holder of Shares, and having a registered address in Australia or New Zealand, but who did not hold shares on behalf of a person who resides outside Australia or New Zealand.
Issue Price	$3.00 per Share
Offer A	The offer to purchase a parcel of Shares valued at $990 at the Issue Price per Share under the Plan.
Offer B	The offer to purchase a parcel of Shares valued at $3,000 at the Issue Price per Share under the Plan.
Offer C	The offer to purchase a parcel of Shares valued at $4,980 at the Issue Price per Share under the Plan.
Opening Date	16 December 2004.
Parcel	A parcel of Shares valued at $990, $3,000 or $4,980 at the Issue Price per Share.
Record Date	10 December 2004.
Shares	Fully paid ordinary shares of the Company.
Plan	This share purchase plan.
Terms and Conditions	The terms and conditions of the Plan set out in this booklet, (including the Definitions and the Application Form).

Metcash Trading Limited
ABN 61 000 031 569
ASX Code: MTT
Shareholder Registry
Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000
Fax: +6 12 9279 0664

[Insert shareholders name]



Security holder Reference Number (SRN)

Record date: 5pm,10 December 2004
Opening date: 16 December 2004
Closing date: 11 January 2005
Purchase Price: $3.00 per Share

You may accept this conditional offer at any time before the offer closes

SHARE PURCHASE PLAN (PLAN) APPLICATION FORM

This document is important. If you do not understand it, you should consult your stockbroker, accountant or other professional adviser without delay. Please see the instructions on how to complete this form and where to send it.

1 **Application for Shares and Certification**

You may apply for a parcel of ordinary shares in the Company valued at $990, $3,000 or $4,980 at the Issue Price per Share on and in accordance with the Terms and Conditions of the Plan. **You may not apply for any parcel of Shares under the Plan other than these.**

Please tick the box below to indicate that you wish to purchase Metcash Trading Limited ordinary shares and the value of the parcel of such shares you wish to purchase.

☐ Offer A – $990 of Shares at $3.00 per Share (330 Shares)

☐ Offer B – $3,000 of Shares at $3.00 per Share (1,000 Shares)

☐ Offer C – $4,980 of Shares at $3.00 per Share (1,660 Shares)

By applying for shares, you certify that you have not applied for Metcash Trading Limited ordinary shares with an aggregate application price of more than $4,980 under this Plan or any similar arrangement in the twelve months prior to making this application, even if you received more than one offer under this Plan.

2 **Payment Details - Please complete your cheque or money order details in the boxes provided below:**

Drawer	Bank	BSB No.	Amount of Cheque/s
			$
			$

Your cheque or money order should be drawn on a bank in Australia, made payable to "**Metcash Trading Limited Share Purchase Plan**" and crossed "Not Negotiable". Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

3 **Contact Details**

Name	Telephone Work	Telephone Home	Email Address

NO SIGNATURES ARE REQUIRED ON THIS FORM

Please see lodgement instructions on reverse.

This offer closes at 5.00pm (Sydney time) on 11 January 2005. This offer is non-renounceable.

If you require information on how to complete this document please contact Registries Limited on +61 2 9290 9600.

Instructions

How to complete this application form

Read carefully the Terms and Conditions of the Share Purchase Plan (Plan) and the additional information in the booklet provided with this application form. If you do not understand the Terms and Conditions or if you have any doubts about what to do, please consult your stockbroker, accountant or other professional adviser.

If you wish to participate in the Plan:

1. **Application for Shares and Certification**

   Tick the box to indicate you wish to apply to subscribe for ordinary shares in the Company under Offer A, Offer B or Offer C (as the case may be).

   Read the certification underneath the box. By applying for shares under the Plan, you are giving this certification.

2. **Payment Details**

   Fill out your cheque or money order details.

   - Your cheque or money order number may be a number with 9 or less digits.
   - Your BSB number always has 6 digits.
   - Your account number may be a number with 9 or less digits.

   Fill out the correct amount of the cheque or money order.

   Write a cheque or obtain a money order.

   - Make the cheque or money order payable to "Metcash Trading Limited Share Purchase Plan".
   - The date of the cheque should be the date you fill it in. Do not post-date the cheque.
   - Cross the cheque "Not Negotiable". Do not forget to sign the cheque.

3. **Contact Details**

   Fill in your telephone number and contact name.

   - We may need to contact you, for example, if you have not filled in this application form correctly.

Lodgement Instructions

Post or hand deliver this application form and your cheque or money order to us so that it is received **before 5pm (Sydney time)** on 11 January 2005. If you are posting, you should allow sufficient time for collection and delivery by postal services. The "postal acceptance rule" does not apply to the Plan. We have included a reply paid envelope for your convenience.

You may also use a standard envelope to the following postal address:

Metcash Trading Limited
C/- Registries Limited
PO Box R67
Royal Exchange NSW 1223

or hand deliver

Metcash Trading Limited
C/- Registries Limited
Level 2
28 Margaret Street
Sydney NSW 2000

If you require further assistance to complete this application form, please contact Registries Limited on +61 2 9290 9600.

If you do not understand the Terms and Conditions, or if you have any doubts about what to do, please consult your stockbroker, accountant or other professional adviser.

The Company may settle, in any manner it thinks fit, any dispute or anomalies which may arise in connection with, or by reason of the operation of the Plan, whether generally or in relation to any applicant or application of shares. The decision of the Company will be conclusive and binding on all persons to whom the determination relates. The Company reserves the rights to waive compliance with any provision of the Plan terms and conditions, or to vary those terms and conditions if required to comply with the ASX Listing Rules.

The Company's Shareholder Registry, Registries Limited advises that once you become a shareholder in the Company, Chapter 2C of the *Corporations Act 2001* requires information about you (including your name, address and details of the shares you hold) to be included in the company's public register. This information must continue to be included in the company's public register if you cease to be a shareholder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. If you require further shareholder information please call Registries Limited on +61 2 9290 9600.


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

15 December 2004

Dear Shareholder

Please find enclosed:

- your dividend cheque and or statement;
- a shareholder election form, for those shareholders who have not made or wish to change elections on receiving information from the company, direct credits or TFN notifications. Please complete the form and return in the reply paid envelope to Registries Limited.
- Announcement and presentation regarding the company's capital reorganisation and takeover offer for Foodland Associated Limited.

If you have elected to receive shareholder information, also enclosed is:

- Media Release of 25th November 2004;
- CEO Presentation to Analysts – 25th November 2004,

both relating to the company's half year results.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

10th December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

ASX Announcement

METCASH TRADING LIMITED
(ASX code :MTT)

SECTION 708A(5)(e) NOTICE - ISSUE OF SHARES WITHOUT A DISCLOSURE DOCUMENT

For the purposes of section 708A(5) of the Corporations Act 2001 (**Act**), Metcash Trading Limited (**Metcash**) gives notice under section 708A(5)(e) of the Act of the following details:

1 Metcash has issued 89,850,000 fully paid ordinary shares in the capital of Metcash (**Shares**) to a range of institutional investors;

2 Metcash issued the Shares without disclosure to investors under Part 6D.2 of the Act;

3 as at the date of this notice, Metcash has complied with:

   (a) the provisions of Chapter 2M of the Act as they apply to Metcash; and

   (b) section 674 of the Act; and

as at the date of this notice there is no information to be disclosed which is "excluded information" (within the meaning of section 708A(7) of the Act) which it is reasonable for investors and their professional advisers to expect to find in a disclosure document.

Yours faithfully

John Randall
Company Secretary

Metcash Trading Limited

(ABN 61 000 031 569)

9 December 2004

To: Company Announcements Office
Australian Stock Exchange Limited

ASX Announcement

METCASH TRADING LIMITED
(ASX code :MTT)

SECTION 708A(5)(e) NOTICE - ISSUE OF SHARES WITHOUT A DISCLOSURE DOCUMENT

For the purposes of section 708A(5) of the Corporations Act 2001 (**Act**), Metcash Trading Limited (**Metcash**) gives notice under section 708A(5)(e) of the Act of the following details:

1 on 10 December 2004 Metcash shall issue 89,850,000 fully paid ordinary shares in the capital of Metcash (**Shares**) to a range of institutional investors;

2 Metcash shall issue the Shares without disclosure to investors under Part 6D.2 of the Act;

3 as at the date of this notice, Metcash has complied with:

(a) the provisions of Chapter 2M of the Act as they apply to Metcash; and

(b) section 674 of the Act; and

4 as at the date of this notice there is no information to be disclosed which is "excluded information" (within the meaning of section 708A(7) of the Act) which it is reasonable for investors and their professional advisers to expect to find in a disclosure document.

Signed for
METCASH TRADING LIMITED
by its authorised officer



....

Signature John Randall, Company Secretary

4 Newington Road
Silverwater NSW 2128, Australia
Telephone: +61 2 9741 3000

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**89,850,000 MTT**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.00**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**To partially fund the takeover offer to acquire the entire issued capital of Foodland Australia Ltd.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**10 December 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**728,759,498**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**17,435,920**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7th December 2004.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

06 December 2004

Metcash announces completion of institutional placement raising almost A$270 million

Metcash Trading Ltd ("**Metcash**" or the "**Company**") (ASX:MTT) today announced the successful completion of an institutional placement of 89.85 million shares.

The shares were placed to an extensive number of existing Metcash shareholders and new institutional investors at $3.00 per share, raising a total of almost $270 million.

At $3.00 per share, the placement was completed at a 2% premium to Metcash's previous close of $2.94, signifying a high level of support for the takeover offer and the capital reorganisation announced earlier today.

Mr Andrew Reitzer, Chief Executive Officer of Metcash, said:

"We are delighted with the outcome of today's institutional placement, and the level of confidence it shows in our business and the strategic initiatives announced this morning, and we welcome a large number of new investors onto our register."

The placement shares begin trading on ASX on Friday 10 December.

Metcash's retail shareholders will be given the opportunity to participate in the capital raising at the same price of $3.00 per share, with a Share Purchase Plan to be launched shortly. The record date for the Share Purchase Plan will be Friday 10 December.

The institutional placement was underwritten and managed by Deutsche Bank AG who, together with Momentum Corporate, are Metcash's advisers on the takeover offer and capital reorganisation.

ENDS

All enquires should be directed to:

Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Mr Edwin Jankelowitz (Finance Director)
Telephone: +61 2 9741 3011

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Financial advisers	Legal advisers
Deutsche Bank AG	Freehills - Australia
Momentum Corporate	Webber Wentzel Bowens – South Africa

Lead Manager and Underwriter of Equity Placement
Deutsche Bank AG



Metcash

Champion of the Independent Retailer

Investor Presentation

6 December 2004





Campbells
Cash & Carry

Important Notice

This presentation for Metcash Trading Limited (Metcash) is designed to provide a high level overview of the takeover offer by Metcash for Foodland Associated Limited (Foodland) and the corporate ownership restructure of Metoz Holdings Limited (Metoz) involving schemes in Australia and South Africa (the Transaction).

No representation, warranty or undertaking, express or implied, is made as to the fairness, accuracy, currency, correctness or completeness of any part of this presentation or any supplement to it or any further information supplied by or on behalf of Metcash in connection with the Transaction.

To the maximum extent permitted by law, Metcash and its related bodies corporate, and its officers, directors, employees or agents accept no responsibility for any information provided in this presentation, including any forward looking information, and disclaim any liability whatsoever (including for fault or negligence) for any loss howsoever arising from the use of this presentation or its contents or otherwise in connection with it.

Nothing contained in this presentation is a promise or representation as to the future. The forecasts or financial projections contained in this presentation have been prepared in accordance with the assumptions stated in this presentation and there is risk that the actual results will vary. No assurance or representation is made by any person that any forecast or projection will be achieved.

This presentation does not take into consideration the investment objectives, financial situation or particular needs of any investor. Accordingly, recipients must make their own investigations and enquiries regarding all assumptions, uncertainties and contingencies which may affect the operations and prospects of Metcash or Foodland and should take their own advice (including financial and legal advice) before taking any action on the basis of this presentation or making any decision to hold or sell any shares in Metcash or Foodland.

All representations relating to Foodland are based on publicly available information and the company has not performed due diligence.

Each recipient of this presentation has represented to Metcash, and confirms by retaining this presentation, that it accepts the above conditions and that it is a person who is a professional investor as defined by the Corporations Act (Cth).

Agenda

1. The Transaction
2. The Foodland Offer
3. Capital Reorganisation
4. The New Metcash
5. Funding the Transaction
6. Timetable
7. Concluding Remarks

The Transaction

Section 1

The Transaction

1. Off-market takeover Offer for Foodland

2. Exit of Metcash's major shareholder, Metoz, via a Capital Reorganisation

The transaction will create significant value

Revenue (2004 proforma)


10
9
8
7
6
5
4
A$bn
25%
9.0
7.2
Pre-transaction
Post-transaction(1)(3)

EPS Accretion (2006E)(2)(3)


25%
20%
15%
10%
5%
0%
14%
6%
20%
Acq'n of FOA Aust
Capital Reorg'n
Total

- Value enhancing for all shareholders
- Strengthens position in the market

(1) Post Foodland Acquisition, excludes Foodland New Zealand
(2) Basic EPS (pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores). Assumes an equity issue price of A$2.78 (midpoint of indicative bookbuild range). Assuming 100% cash take up
(3) Metcash management estimates

Equity Placement today

- Equity Placement of approximately $250m[1] currently underway
  - 1 day bookbuild
- Purpose of Equity Placement is to fund Foodland Offer
- Placement represents approximately 15% of issued capital
- Share Purchase Plan ("SPP") to follow for Retail investors

(1) Assumed equity issue price of A$2.78 (midpoint of indicative bookbuild range)

The Foodland Offer

Section 2

The Foodland Offer

Foodland Offer

- Offer for 100% of Foodland
  - Price attributed to Foodland Australian business (wholesale plus retail) of A$846m
  - Foodland shareholders to retain ownership of Foodland New Zealand business with intention to list new entity on ASX

Consideration

- 2.44[1] Metcash shares or A$7.18 cash per Foodland share
- One Foodland New Zealand share per Foodland share

An Attractive Premium

- 39%[2] for Foodland Australian business

(1) Based on Metcash share price of A$2.94, as at close of 3 December 2004
(2) See Appendix for calculation

Foodland Offer rationale

Objectives

- Provide greater value for Foodland and Metcash shareholders
- Expand and strengthen Independent network
- Consolidate a clear third player to compete more effectively in a chain dominated market place

Conclusion

- Combination of Metcash and Foodland Australia – the logical conclusion

Benefits of the Foodland Offer

Value Creation	✓ 14% EPS[1] accretion for Metcash in first full year (2006E)
Scale and Growth	✓ Complementary acquisition in core business ✓ Increases business scale and expands wholesale network ✓ Expand and strengthen Independents
Synergies	✓ Improved buying power ✓ Supply chain and logistic benefits ✓ Cost savings
Strengthens Market Position	✓ IGA "chain" will now become a national player
Liquidity and Access to Capital	✓ Improves breadth and depth of investor base ✓ Diversifies funding structure

(1) Represents Foodland Offer on a standalone basis, excludes impact of Capital Reorganisation. Basic EPS (pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores). Assumes an equity issue price of A$2.78 (midpoint of indicative bookbuild range). Assuming 100% cash take up

Closing the gap



Retail
Wholesale
Independents(1)
Other
Sales (2004A) (A$bn)
30
25
20
15
10
5
0
24.5
21.3
18.2
15.1
3.1
21%
WOW(2)
CML(2)
New MTT
MTT
FOA Australia

(1) Independent Revenue represents estimated incremental revenue earned by Independents (Source: Metcash Management estimates)

(2) WOW and CML represents sales from their respective Food and Liquor divisions

Creating a national network

The New Metcash

Stores	QLD	NSW	VIC	SA	WA	Total
SUPA IGA(1)	88	30	110	104	98	430
IGA(1)	163	247	283	148	115	956
Foodworks(2)	446	40	201	-	6	693
Other non banner customers (3)						2,699
Total						4,778

(1) Includes Foodland's Action stores, Dewsons and Supa Valu
(2) Non IGA, Foodworks aligned customers
(3) Number of Foodland other wholesale customers are not available

Benefits to Foodland shareholders

- Attractive premium of 39% for Australian business
- Highly experienced and successful management team

"The good news for Metcash is that everyone thinks the company has strong management. Management has taken profits from $6 million in 2000 to $99 million in 2004 .....last week's results showed earnings still growing at 9.5 per cent."

The Australian, 30 November 2004

- Access to a proven competitive offer to major chains
- Allows participation in expected Metcash share price re-rating
- Unlocks shareholder value through a pure play New Zealand business

Foodland Offer premium(1)



Value per FOA share (A$)
25
20
15
10
5
0
5.18
14.03
7.18
14.03
Foodland Australia 39% premium
Retained by Foodland shareholders
FOA 1 month VWAP
MTT offer
New Zealand
Australia

(1) See Appendix for calculation

A substantial premium for an underperforming Australian asset….

"To us, the most rational strategy is to see the writing on the wall (in terms of competitive conditions in Australia) and get out."
Merrill Lynch, 17 November 2004

"Foodland faces difficult fundamentals and cannot convince us that they have a path out of their weak market position."
Citigroup, 17 November 2004

"Management admitted that Foodland does not have the scale or national coverage to facilitate the level of savings available to the chains."
Deutsche Bank, 17 November 2004

Foodland Offer conditions[1]

- Minimum 90% acceptance
- Regulatory approvals
- Metcash shareholder approvals
- Foodland Offer is not conditional on Capital Reorganisation
- Other conditions in Announcement

(1) Full details in Bidder's Statement

Foodland Offer


Before
After
Metcash Trading Limited
Foodland Australia
Foodland New Zealand
Existing Metcash business
Metcash Trading Limited
Foodland New Zealand
Foodland Australia
Existing Metcash business

Capital Reorganisation

Section 3

Capital Reorganisation

Transaction	• Acquisition of Metoz's 385m shares in Metcash
Consideration	• A$2.92[1] cash per Metcash share representing a 0.7% discount to closing share price of A$2.94 as at 3 December 2004
Implementation	• Schemes of Arrangement – One in Australia – One in South Africa
Metoz Shareholder and Board Support	• In principle support by Metoz Board • Undertakings to vote in favour obtained from top 2 Metoz shareholders (holding approximately 47% of Metoz)

(1) Includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share

Benefits of Capital Reorganisation

Value Creation

- Enhanced value for shareholders
  - 6% EPS accretive in first full year (2006E) [1]
- All shareholders able to participate

Scale and Liquidity

- Significantly improves liquidity
- Removes implications of overhang and creates a stable shareholder base
- Increases free float and index position into ASX100

(1) Basic EPS (pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores) represents the impact of the Capital Reorganisation on a standalone basis assuming Foodland acquisition is completed. Assumes an equity issue price of A$2.78 (midpoint of indicative bookbuild range)

Conditions of Capital Reorganisation

- Metoz scheme shareholder approvals:
  - 75% of voting shares at scheme meetings and court sanction
- Metcash scheme shareholder approvals:
  - 75%[1] of voting shares; and
  - 50%[1] of voting shareholders
  - Metoz cannot vote on Metcash scheme
- Inter-conditional schemes
  - Metoz scheme is conditional upon a successful Metcash scheme; and
  - Metcash scheme is conditional upon a successful Metoz scheme

(1) Present and voting at the meeting in person / by proxy

Capital Reorganisation


Before
After
Metoz Holding Limited
Other Metcash shareholders
60%
40%
Metcash Trading Limited
Existing Metcash shareholders excluding Metoz
New shareholders
Metcash Trading Limited

The New Metcash

Section 4

The New Metcash


Before
After
Metoz Holdings Limited
Other Metcash shareholders
Metcash Trading Limited
Existing Metcash businesses
Existing Metcash shareholders excluding Metoz
New shareholders
Metcash Trading Limited
Existing Metcash businesses
Foodland Australia

Funding the Transaction

Section 5

Funding the Transaction



Total funds
2,060
2,060
Foodland Offer
846
390
Hybrid Instrument
860
Debt(3)
Capital Reorganisation
1,125(1)
Equity
810
- Placement 250m
- Rights Issue 560m
(A$m)
89(2)
Uses
Sources

(1) Acquisition of Metoz at A$2.92 per Metcash share (including assumption of Metoz subsidiary debt of A$0.12 per Metcash share)
(2) Implementation and restructuring costs
(3) Assumes 100% cash take-up. A fully underwritten DRP for 3 years will also be implemented

Summary effects of the Transaction

	Pre Transaction	Post Transaction(1)	
		100% cash take up	100% scrip take up
% of free float	39.7%	100%	100%
Proforma total debt(2) / EBITDA (2006E)	0.8x	3.5x	1.1x
EBITA / Total Interest (2006E)	13.0x	3.2x	9.3x
Proforma gearing (2)	10%	43%	13%

(1) Post Foodland Offer and Capital Reorganisation
(2) Total debt upon completion, gearing defined as Net debt to Net debt + Market value of Equity. Post segregation of retail stores

Timetable

Section 6

Indicative Transaction Timetable

Announcement	6 December 2004
Notice of Meeting / Explanatory Memorandum to Metcash shareholders	Pre Christmas 2004
Shareholder meetings for Metoz and Metcash	Late January 2005
Circular despatched to Metoz and Metcash shareholders	Mid February 2005
Scheme meetings in Australia and South Africa	Mid March 2005
Schemes effective	Late March 2005

This timetable is indicative and will be updated when the dates are confirmed

Indicative Placement Timetable (Sydney time)

▪ Announcement	6 December
▪ Institutional placement	6 December
– Books open	10am
– Domestic books close	4pm
– Allocations confirmed	Overnight
▪ Allotment	T+3
▪ SPP	Mid December

Deutsche Bank is the sole bookrunner and underwriter

Concluding Remarks

Section 7

A transforming transaction

- ✓ Creates substantial shareholder value
- ✓ Significantly increases business scale and expands network
- ✓ Strengthens ability to compete
- ✓ Greater depth and liquidity of equity base

Premium calculation

Appendix

Premium to implied Foodland Australia value

	A$m (unless stated otherwise)	Equity Value per share (A$)
Foodland share price (1 month VWAP to 3 Dec 04)	19.21 per share	19.21
Shares outstanding in Foodland	117.8m	-
Foodland equity value	2,263	-
Plus: net debt 2004	230[1]	-
Foodland Enterprise Value	2,493	-
Less: Enterprise Value of Foodland New Zealand	(1,883)[2]	(14.03)[3]
Implied Enterprise Value of Foodland Australia	610	5.18
Offer price for Foodland Australia	846	7.18
Premium to implied Foodland Australia Value	**39%**	**39%**

(1) Foodland reported net debt as at 3 August 2004 of A$366m less proceeds from sale of New Zealand property of A$136m
(2) Consensus broker forecasts for Foodland New Zealand EBITA 2005E plus estimated New Zealand property EBITA less estimated share of corporate costs allocated to New Zealand equals EBITA of A$169m. Estimated 2005E EBITA multiple for Foodland New Zealand of ~11.2x
(3) Assumed all net debt of Foodland remains with Foodland New Zealand. Enterprise Value per share A$15.98 less net debt $1.95


Metcash

Questions


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

06 December 2004

Metcash announces Takeover Offer for Foodland and Capital Reorganisation

Metcash Trading Ltd ("**Metcash**" or the "**Company**") (ASX:MTT) announced today that it intends to make an off-market takeover offer ("**the Offer**") to acquire the entire issued share capital of Foodland Associated Ltd ("**Foodland**") (ASX:FOA).

Under the Offer, Foodland shareholders will retain ownership of Foodland's New Zealand business (**"Foodland New Zealand"**), whilst Metcash will acquire Foodland's Australian business (**"Foodland Australia"**). The Offer values Foodland Australia at A$846m or A$7.18 per Foodland share, representing an implied premium of 39%[1] to the estimated value of Foodland Australia.

Metcash also announced today a Capital Reorganisation which will result in the acquisition of the entire issued share capital of Metcash's 60% majority shareholder, Metoz Holdings Limited[2] ("**Metoz**") ("**Capital Reorganisation**").

Under the Capital Reorganisation, Metcash will pay cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share). Metoz shareholders will carry full exchange rate risk prior to Completion.

The Offer and the Capital Reorganisation (collectively "The Proposal") are not inter-conditional.

---

[1] Refer to Annex B for calculation.
[2] Metoz (JSE: MOZ) is a holding company listed on the Johannesburg Stock Exchange in South Africa.

A value creating transaction

Mr Andrew Reitzer, Chief Executive Officer of Metcash, said:

"The Takeover Offer for Foodland and the Capital Reorganisation represents a win-win outcome for both Foodland and Metcash shareholders. This is a transaction where both sets of shareholders can participate in significant value creation."

"The Foodland Australia business will benefit from both the highly experienced and successful Metcash management team as well as the proven IGA business model. Foodland shareholders will receive an attractive price for the underperforming Australian operations and under the share alternative the opportunity to participate in the value created by the acquisition. In addition, they will retain the high quality New Zealand business that will now represent a very attractive pure play food retail investment that has a leading market position."

"Metcash shareholders will also participate in significant benefits including: cementing our position as the clear number three player in the market; completing the national roll-out of IGA; the realisation of synergies in terms of margins and costs and the creation of a more attractive investment proposition through increased scale, liquidity and a broader investor base."

"Overall, the benefits to Foodland and Metcash shareholders will be substantial."

Benefits to Foodland Shareholders

Metcash considers the Offer to be a highly attractive opportunity for Foodland shareholders, offering the following benefits:

- a premium of 39% to the estimated value of Foodland Australia[3];
- a highly experienced and successful management team (Metcash shares have outperformed Foodland shares by 16%[4] over the past 12 months);
- access to a proven and consistent business model and growth strategy;
- participation in the expected Metcash share price re-rating and earnings uplift; and
- the unlocking of value of Foodland New Zealand by providing investors with a pure play New Zealand food retail investment with a leading market position.

---

[3] Implied from the closing Foodland 1 month Volume Weighted Average Price of $19.21 to 3 December 2004 and the estimated value of Foodland New Zealand (refer Annex B)

[4] Calculated based on the share price returns over the 12 months to 3 December 2004.

Benefits to Metcash Shareholders

The Proposal also provides highly attractive benefits to Metcash shareholders:

- significant EPS accretion of 20% in the first full year following The Proposal[5];
- unique synergies;
- increased scale through a complementary acquisition in Metcash's core business;
- strengthens Metcash's market position through the creation of a national network of Independent retailers;
- significantly improved liquidity from increasing the free float (40% to 100%);
- improved breadth and depth of equity investor base;
- optimises Metcash's capital structure;
- returns Metcash to Australian ownership; and
- expected entry into the ASX 100.

Terms of the Transaction

Under the Foodland Offer, Metcash is proposing that Foodland shareholders will receive:

- 2.44[6] Metcash Australian preference shares ("**A Shares**") or A$7.18 cash (to represent the same value and economic entitlement as Metcash ordinary shares); and
- one Metcash New Zealand preference share ("**NZ Shares**") per Foodland share (to represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders).

Following the successful completion of the Offer and compulsory acquisition, the NZ Shares will convert into ordinary shares in Foodland New Zealand and the company will be separately listed on the ASX. This conversion will be subject to shareholder approvals at that time.

Under the Capital Reorganisation, a new holding company, Newco, will be put in place whereby:

---

5 Represents year ending 30 April 2006. EPS defined as pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores. Assumes 100% cash takeup.

6 Exchange ratio is determined using Metcash price of A$2.94 as at 3 December 2004. In the event Metcash proceeds with a rights issue prior to the close of the Offer this figure will need to be adjusted accordingly.

- all of the shares in Metoz will be purchased for a cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share); and
- shareholders in Metcash will receive 1 Newco ordinary share for each Metcash share held.

At the completion of the Capital Reorganisation, Newco will be renamed Metcash.

The Capital Reorganisation will be implemented by way of two Schemes of Arrangement:

- a Metoz Scheme of Arrangement in South Africa ("**Metoz Scheme**"); and
- a Metcash Scheme of Arrangement in Australia ("**Metcash Scheme**" or collectively "**the Schemes**").

Assuming the Schemes are approved, Metcash shareholders will become shareholders of Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash[7].

On 3 December 2004, the two largest Metoz shareholders: RMB Asset Management (Pty) Limited, and STANLIB Asset Management Limited, who collectively control, as asset managers on behalf of their clients, 47% of the issued ordinary shares in Metoz have separately provided binding undertakings to Newco to vote in favour of the Metoz scheme and all such shareholders' resolutions of Metoz as may be necessary to implement The Proposal. This undertaking will fall away on receipt by Metoz or all its shareholders of a materially superior offer, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer.

Transaction Funding

Metcash has a funding plan in place for the transaction. As part of the funding for the Offer, Metcash has today launched an underwritten equity placement of 90 million shares at a minimum price of A$2.60 per share. A Share Purchase Plan will also be offered to Retail shareholders on the same terms as the placement.

---

[7] After the Foodland Offer has closed and Metcash has completed compulsory acquisition, if the Schemes are approved, the A shares will convert into ordinary shares of Newco. If the Schemes are not approved, on the closing of the Foodland Offer and compulsory acquisition, the A shares will convert into ordinary shares of Metcash.

Documentation

Circulars to Metcash shareholders outlining, amongst other things, the required resolutions associated with The Proposal and the Bidder's Statement, to be despatched to Foodland shareholders, are currently being prepared. Full particulars of The Proposal will be provided to shareholders in the coming weeks.

An Independent Expert's Report will be included in the Metcash Scheme and the Foodland Offer documentation.

The Proposal will be subject to a number of conditions, a summary of which is set out in Annex A.

Foodland Approach

Over the course of the last 2 years the Metcash Board and management have been reviewing a number of strategic growth options, both domestically and in line with the Company's previously announced desire for a fourth business pillar. Consistent with this, one of the initiatives actively reviewed over the last 12 months has been the acquisition of Foodland's Australian assets.

Metcash is aware that Foodland has previously approached certain Metoz shareholders with a highly conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for A$3.30 cash per share.

Although Foodland did not directly approach Metcash, the Board of Metcash carefully considered the highly conditional and incomplete proposal which included, amongst many other conditions, a request for due diligence. The Metcash Board, in conjunction with its advisers, assessed the highly conditional and incomplete proposal on the basis of price and conditionality against its completion prospects and value, relative to other options available to Metcash shareholders. The Metcash Board concluded that the Foodland proposal was incomplete, highly conditional and less attractive than other options including The Proposal, and therefore, that providing a major competitor with commercially sensitive information would be potentially damaging to the Company, particularly in the event Foodland did not proceed to make any offer or, if made, the offer did not succeed.

Concluding Remarks

Mr Reitzer said that: "the size and benefits of this Proposal will launch the Company into the next phase of its life cycle and offers a unique opportunity for our shareholders, employees, suppliers and customers."

ENDS

All enquires should be directed to:
Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Mr Edwin Jankelowitz (Finance Director)
Telephone: +61 2 9741 3011

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Financial advisers
Deutsche Bank AG
Momentum Corporate

Legal advisers
Freehills - Australia
Webber Wentzel Bowens – South Africa

Lead Manager and Underwriter of Equity Placement
Deutsche Bank AG

Annex A: Summary of Offer and Capital Reorganisation Conditions

Offer

(a) FIRB, ACCC and all other regulatory and shareholder approvals being obtained on an unconditional basis.

(b) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the Offer or transactions contemplated by the Offer.

(c) Shareholder approvals being obtained under ASX listing rules 7.1 and 7.4, ASX approving the quotation of the A Shares and NZ Shares, ASIC providing the appropriate modifications of the Corporations Act (for which applications will be made) and shareholder approvals being obtained for the amendments to Metcash's constitutions required to allow the Offer.

(d) No action by any party to an agreement or instrument to which Foodland, any Foodland associate or any entity controlled by Foodland or any Foodland associate ("**Foodland Group**") is party which could result, to a material extent in the context of the Foodland Group as a whole, in moneys becoming repayable early, termination of or action under such agreement or instrument, termination or modification of an interest in any investment, or an adverse effect on the business of Foodland or its subsidiaries.

(e) Foodland Group, does not acquire or offer or agree to acquire, directly or indirectly, any interest in more than 5% of the ordinary shares in Metcash or Metoz.

(f) No event that could have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Foodland Australia, taken as a whole, since 1 August 2004, other than in the ordinary course of its business and, for these purposes, a diminution in the value of Foodland Australia of A$80,000,000 will be material.

(g) Foodland and its subsidiaries: not acquiring or disposing of any company, business or asset for greater than, in aggregate, A$20,000,000; not entering, varying or terminating any joint venture or other arrangement involving a commitment of the Foodland Group greater than, in aggregate, A$20,000,000; not entering, varying or terminating a material contract (including a contract the termination of which is likely to adversely affect Foodland Group earnings before interest and tax by more than, in aggregate, A$10,000,000 per annum); not incurring or committing to capital expenditure greater than, in aggregate,A$20,000,000 unless announced to the ASX prior to 6 December 2004; not releasing or discharging any substantial obligation owed to it; not entering or varying a contract of service with any director or officer, paying any retirement benefit to any director or officer, or making a substantial change to the remuneration of any director, officer or employee; and carrying on the business of the Foodland Group in the ordinary course of ordinary business.

(h) Obtaining the waiver or consent of parties to material contracts (including contracts the termination of which is likely to adversely affect the revenues or costs of the Foodland Group by more than A$20,000,000 per annum) which could be terminated or varied as a result of Metcash acquiring a relevant interest in any shares in Foodland.

(i) The S&P ASX 200 Index not falling below 3,300 on any ASX trading day.

(j) No prescribed occurrences (listed in section 652C of the Corporations Act) happening.

(k) Each of the preconditions to the availability of the cash facilities is and remains satisfied and there is no default or potential default under them.

(l) The equity placement proposed for 6 December 2004 raises a minimum of A$234,000,000.

(m) By the end of the offer period, Metcash and its associates have relevant interests in at least 90% of the shares in Foodland.

Metcash scheme

(a) Metcash members and option holders approving the scheme by the requisite majorities.

(b) The South African scheme of arrangement becoming effective.

(c) The approval of the members of Metcash by the requisite majorities in respect of financial assistance, related party transactions, Listing Rule 10 and the appointment of directors to Newco.

(d) ASX approvals (including conditional admission of Newco to the official list), ASIC modifications, ACCC and all other regulatory approvals being obtained on an unconditional basis.

(e) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the scheme of arrangement.

(f) A majority of the directors of Metcash recommending and not changing their recommendation to members to vote in favour of the Australian scheme of arrangement.

(g) No material adverse change occurring in relation to Metcash or Newco.

(h) The approval of the scheme by an Australian court of competent jurisdiction.

(i) ASX approving the admission of Newco to, and quotation of the securities of Newco on, the official list of ASX.

Metoz scheme

(a) The approval of the Metoz Scheme by a majority representing not less than 75% of the votes exercisable by scheme members present and voting at the scheme meeting, either in person or by proxy, and the sanctioning thereof by the High Court;

(b) The registration by the Registrar of Companies of a certified copy of the Order of Court sanctioning the Metoz Scheme, in terms of the Act;

(c) The obtaining of all regulatory approvals that may be necessary for the implementation of the Metoz Scheme, either unconditionally or subject to such conditions as are acceptable to Newco and Metoz;

(d) No material adverse change having arisen in relation to Metoz, by no later than the business day prior to the date of the sanction of the scheme; and

(e) The Metcash Australia Scheme becoming effective.

Annex B: Premium Calculation

Premium to implied Foodland Australia value

	A$ million (unless stated otherwise)	**Equity Value Per Share (A$)**
Foodland share price (1 month VWAP to 3 Dec 2004)	A$19.21 per share	A$19.21
Shares outstanding in Foodland	117.8m	-
Foodland equity value	2,263	-
Plus: net debt 2004	230[(1)]	-
Foodland Enterprise Value	2,493	-
Less: Enterprise value of Foodland New Zealand	(1,883)[(2)]	(14.03)[(3)]
Implied Enterprise value of Foodland Australia	610	5.18
Offer price for Foodland Australia	846	7.18
Premium to implied Foodland Australia Value	**39%**	**39%**

1. Foodland reported net debt as at 3 August 2004 of A$366m less proceeds from sale of New Zealand property of A$136m
2. Consensus broker forecasts for Foodland New Zealand EBITA 2005E plus estimated New Zealand property EBITA less estimated share of corporate costs allocated to New Zealand equals EBITA of A$169m. Estimated 2005E EBITA multiple for Foodland New Zealand of ~11.2x
3. Assumes all debt of Foodland remains with Foodland New Zealand. Enterprise Value per share A$15.98 less net debt per share of $1.95

TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

6th December 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Metcash Trading Limited – Request for Trading Halt

Metcash Trading Limited (**Metcash**) requests a trading halt in respect of the quoted ordinary securities of Metcash (ASX code: MTT) pursuant to Listing Rule 17.1 from the commencement of trading today, Monday 6 December 2004.

For the purposes of Listing Rule 17.1, Metcash confirms:

(a) that it shortly expects to make an announcement to the ASX regarding a transaction and an institutional placement to be implemented in connection with such transaction;

(b) that it wishes the trading halt to last until Metcash announces the completion of the institutional placement referred to in paragraph (a); and

(c) that it is not aware of any reason why the trading halt should not be granted.

If you have any queries concerning the above, please do not hesitate to contact the undersigned.

Yours faithfully



John Randall
Company Secretary

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**91,100 MTT** **(255,100 (MTTAI)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (70,900 shares)** **$0.431 (10,200 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 81,100 Employee Options** **Cancellation of 225,100 employee options (employees terminated)**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st December 2004**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
638,909,498	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**17,435,920**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 3rd December 2004.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme METCASH TRADING LIMITED

ACN/ARSN 000 031 569

1. Details of substantial holder (1)

Name 452 Capital Pty Limited

ACN/ARSN (if applicable) 101 924 430

The holder ceased to be a substantial holder on 26 November 2004

The previous notice was given to the company on 16 November 2004

The previous notice was dated 12 November 2004

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer Annexure "A"					

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme area as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
452 Capital Pty Limited	Level 26 Australia Square, 264-278 George Street Sydney NSW 2000

Signature

print name Warwick Negus capacity Director

sign here date 30 / 11 / 04

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interest of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occured. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

(5) See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(6) Details of the consideration must include any and all benefits, money and other, that any persons from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(7) The voting shares of a company constitute one class unless divided into separate classes.

(8) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is an annexure referred to in Form 605 – Notice of ceasing to be a substantial shareholder dated 26 November 2004

452 Capital Pty Ltd
A.C.N. 101 924 430

ANNEXURE A

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of Change (4)	Consideration given in relation to change (5)	Class (6) and number of securities effected (ordinary shares unless stated)	Person's votes affected
15/11/2004	452 Capital Pty Ltd	SELL	273,580.33	112,900	112,900
15/11/2004	452 Capital Pty Ltd	SELL	33,374.64	12,400	12,400
15/11/2004	452 Capital Pty Ltd	SELL	28,198.52	12,400	12,400
15/11/2004	452 Capital Pty Ltd	SELL	122,423.19	50,000	50,000
15/11/2004	452 Capital Pty Ltd	SELL	17,590.75	6,900	6,900
15/11/2004	452 Capital Pty Ltd	SELL	107,971.94	41,100	41,100
15/11/2004	452 Capital Pty Ltd	SELL	211,088.05	89,200	89,200
15/11/2004	452 Capital Pty Ltd	SELL	118,094.06	45,300	45,300
15/11/2004	452 Capital Pty Ltd	SELL	153,636.64	62,100	62,100
15/11/2004	452 Capital Pty Ltd	SELL	39,208.51	17,700	17,700
24/11/2004	452 Capital Pty Ltd	SELL	53,436.40	20,000	20,000
24/11/2004	452 Capital Pty Ltd	SELL	39,132.63	15,845	15,845
24/11/2004	452 Capital Pty Ltd	SELL	203,751.49	82,500	82,500
25/11/2004	452 Capital Pty Ltd	SELL	58,399.34	24,100	24,100
25/11/2004	452 Capital Pty Ltd	SELL	7,267.06	2,700	2,700
25/11/2004	452 Capital Pty Ltd	SELL	15,547.54	6,300	6,300
25/11/2004	452 Capital Pty Ltd	SELL	20,753.11	8,300	8,300
25/11/2004	452 Capital Pty Ltd	SELL	6,140.00	2,700	2,700
25/11/2004	452 Capital Pty Ltd	SELL	26,443.41	10,800	10,800
25/11/2004	452 Capital Pty Ltd	SELL	86,217.93	36,400	36,400
25/11/2004	452 Capital Pty Ltd	SELL	26,054.87	11,000	11,000
25/11/2004	452 Capital Pty Ltd	SELL	4,079.02	1,600	1,600
25/11/2004	452 Capital Pty Ltd	SELL	18,969.92	7,100	7,100
25/11/2004	452 Capital Pty Ltd	SELL	23,118.08	8,800	8,800
25/11/2004	452 Capital Pty Ltd	SELL	150,743.38	63,700	63,700
25/11/2004	452 Capital Pty Ltd	SELL	45,672.64	19,300	19,300
25/11/2004	452 Capital Pty Ltd	SELL	3,797.43	1,500	1,500
25/11/2004	452 Capital Pty Ltd	SELL	13,984.68	5,600	5,600
25/11/2004	452 Capital Pty Ltd	BUY	291,995.13	100,000	100,000
25/11/2004	452 Capital Pty Ltd	SELL	25,547.94	9,800	9,800
25/11/2004	452 Capital Pty Ltd	SELL	33,151.87	13,400	13,400
25/11/2004	452 Capital Pty Ltd	SELL	45,380.93	18,200	18,200
25/11/2004	452 Capital Pty Ltd	SELL	13,714.02	5,500	5,500
25/11/2004	452 Capital Pty Ltd	SELL	193,567.79	81,700	81,700
25/11/2004	452 Capital Pty Ltd	SELL	58,520.49	24,700	24,700
25/11/2004	452 Capital Pty Ltd	SELL	8,417.65	3,800	3,800
25/11/2004	452 Capital Pty Ltd	SELL	81,500.60	33,000	33,000
26/11/2004	452 Capital Pty Ltd	SELL	291,996.72	120,500	120,500
26/11/2004	452 Capital Pty Ltd	SELL	255,890.90	105,600	105,600
26/11/2004	452 Capital Pty Ltd	SELL	411,945.58	170,000	170,000
26/11/2004	452 Capital Pty Ltd	SELL	35,527.84	13,200	13,200
26/11/2004	452 Capital Pty Ltd	SELL	31,221.44	11,600	11,600
26/11/2004	452 Capital Pty Ltd	SELL	72,132.29	26,800	26,800
26/11/2004	452 Capital Pty Ltd	SELL	77,244.15	31,300	31,300
26/11/2004	452 Capital Pty Ltd	SELL	67,619.48	27,400	27,400
26/11/2004	452 Capital Pty Ltd	SELL	115,989.61	47,000	47,000
26/11/2004	452 Capital Pty Ltd	SELL	100,015.00	40,000	40,000
26/11/2004	452 Capital Pty Ltd	SELL	103,765.56	41,500	41,500
26/11/2004	452 Capital Pty Ltd	SELL	90,763.61	36,300	36,300
26/11/2004	452 Capital Pty Ltd	SELL	210,281.54	84,100	84,100
26/11/2004	452 Capital Pty Ltd	SELL	30,700.00	13,500	13,500
26/11/2004	452 Capital Pty Ltd	SELL	26,834.08	11,800	11,800
26/11/2004	452 Capital Pty Ltd	SELL	34,111.12	15,000	15,000
26/11/2004	452 Capital Pty Ltd	SELL	131,972.20	53,900	53,900
26/11/2004	452 Capital Pty Ltd	SELL	115,567.50	47,200	47,200

This is an annexure referred to in Form 605 – Notice of ceasing to be a substantial shareholder dated 26 November 2004

452 Capital Pty Ltd
A.C.N. 101 924 430

Date of Change	Person whose relevant interest changed	Nature of Change (4)	Consideration given in relation to change (5)	Class (6) and number of securities effected (ordinary shares unless stated)	Person's votes affected
26/11/2004	452 Capital Pty Ltd	SELL	183,634.79	75,000	75,000
26/11/2004	452 Capital Pty Ltd	SELL	130,511.20	55,100	55,100
26/11/2004	452 Capital Pty Ltd	SELL	114,167.69	48,200	48,200
26/11/2004	452 Capital Pty Ltd	SELL	225,019.31	95,000	95,000
26/11/2004	452 Capital Pty Ltd	SELL	20,140.14	7,900	7,900
26/11/2004	452 Capital Pty Ltd	SELL	17,590.75	6,900	6,900
26/11/2004	452 Capital Pty Ltd	SELL	95,116.79	35,600	35,600
26/11/2004	452 Capital Pty Ltd	SELL	83,093.60	31,100	31,100
26/11/2004	452 Capital Pty Ltd	SELL	115,590.40	44,000	44,000
26/11/2004	452 Capital Pty Ltd	SELL	101,141.60	38,500	38,500
26/11/2004	452 Capital Pty Ltd	SELL	234,070.55	89,100	89,100
26/11/2004	452 Capital Pty Ltd	SELL	228,126.55	96,400	96,400
26/11/2004	452 Capital Pty Ltd	SELL	199,492.41	84,300	84,300
26/11/2004	452 Capital Pty Ltd	SELL	373,900.37	158,000	158,000
26/11/2004	452 Capital Pty Ltd	SELL	19,493.45	7,700	7,700
26/11/2004	452 Capital Pty Ltd	SELL	16,961.84	6,700	6,700
26/11/2004	452 Capital Pty Ltd	SELL	70,346.03	27,800	27,800
26/11/2004	452 Capital Pty Ltd	SELL	61,742.56	24,400	24,400
26/11/2004	452 Capital Pty Ltd	SELL	127,739.71	49,000	49,000
26/11/2004	452 Capital Pty Ltd	SELL	111,837.42	42,900	42,900
26/11/2004	452 Capital Pty Ltd	SELL	165,759.34	67,000	67,000
26/11/2004	452 Capital Pty Ltd	SELL	144,977.57	58,600	58,600
26/11/2004	452 Capital Pty Ltd	SELL	272,142.20	110,000	110,000
26/11/2004	452 Capital Pty Ltd	SELL	68,819.43	27,600	27,600
26/11/2004	452 Capital Pty Ltd	SELL	60,092.33	24,100	24,100
26/11/2004	452 Capital Pty Ltd	SELL	355,387.61	150,000	150,000
26/11/2004	452 Capital Pty Ltd	SELL	292,839.39	123,600	123,600
26/11/2004	452 Capital Pty Ltd	SELL	256,116.00	108,100	108,100
26/11/2004	452 Capital Pty Ltd	SELL	42,088.23	19,000	19,000
26/11/2004	452 Capital Pty Ltd	SELL	36,550.30	16,500	16,500
26/11/2004	452 Capital Pty Ltd	SELL	66,455.10	30,000	30,000
26/11/2004	452 Capital Pty Ltd	SELL	395,154.40	160,000	160,000
26/11/2004	452 Capital Pty Ltd	SELL	408,490.86	165,400	165,400
26/11/2004	452 Capital Pty Ltd	SELL	357,614.73	144,800	144,800

Print Name: Warwick Negus
Sign Here:

Capacity: Director
Date: 30 / 11 / 04


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

26 November 2004

Company Announcements Officer
Australian Stock Exchange Limited
Level 10
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Record date clarification

With reference to the media release on the company's first half results and Appendix 4D announced to the ASX yesterday, the record date of 1 December for the interim dividend stated should read 7 December 2004.

Please note that the interim dividend of 5.5 cents per share, fully franked at 30 per cent, will be payable on 15 December 2004 with a record date of 7 December 2004. The shares will commence trading on the ex-dividend basis from the commencement of trading on 1 December 2004.

Yours faithfully

John Randall
Company Secretary


Metcash
TRADING LIMITED AUSTRALASIA

Financial Results

26 Weeks Ended October 2004


IGA
INDEPENDENT GROCERS OF AUSTRALIA

Campbells Wholesale Cash & Carry


ALM

AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

Agenda

- ❑ Financial Highlights
- ❑ Operating Performance
- ❑ Update on:
  - ✓ Logistics
  - ✓ Our People
  - ✓ Collaboration

Financial Highlights

$3.52b
2.3%
Sales Growth

$91.8m
9.1%
Ebita

$77.1m
9.7%
P.B.T.

2.19%
From 2.04%
P.B.T. % to Sales

$50.1m
9.5%
P.A.T.

5.5cps
10%
Dividend


Sales Growth
3600.00
3500.00
3400.00
3300.00
$3,443
$3,520
2.23%
First Half FY 2004
First Half FY 2005


EBITA MARGIN
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.35%
1.70%
2.04%
2.28%
2.44%
2.60%
FY2000
FY2001
FY2002
FY2003
First Half FY 2004
First Half FY2005

Cost of doing business as a % of Gross Profit



100.00%
95.00%
90.00%
85.00%
80.00%
75.00%
70.00%
65.00%
60.00%
82.40%
80.50%
75.20%
71.00%
70.00%
69.20%
FY2000
FY2001
FY2002
FY2003
First Half FY2004
First Half FY2005


PBT and Goodwill amortisation as a % of Sales
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
1.19%
1.53%
1.87%
2.17%
2.33%
2.50%
FY2000
FY2001
FY2002
FY2003
First Half FY2004
First Half FY2005


Half Year Earnings Per Share before Goodwill (cents)
12.00
10.00
8.00
6.00
4.00
2.00
0.00
2.16
5.91
7.77
8.83
9.55
2001
2002
2003
2004
2005


Half Year Dividends Per Share
Cents
6
5
4
3
2
1
0
0
0
2
4
5
5.5
2000
2001
2002
2003
2004
2005

First Half Operating Cashflow



100
90
80
70
60
50
40
30
20
10
0
$24.10
$65.00
$88.00
$87.00
$13.50
2001
2002
2003
2004
2005
$30m Retailer Support
$31m Cutoff Variation
$16m Payment Term Variation

Targets

	Target	First Half FY2005
Sales Growth	3.0 %	2.23%
PBT and Goodwill amortisation as a percentage of sales	2.5 %	2.50 %
Int-bearing Debt: Equity	50 %	21.1 %
Return on Capital employed	35 %	38.5 %
Return on Equity	25 %	21.0 %

(ROCE = EBITA/Average capital employed)

(ROE = PAT / Average shareholders equity)

Operating Performance – IGA Distribution

26 Weeks ended October 2004

- Sales up 4.25% on the first half of last year (excluding Franklins).
- EBIT $69.3 million up 9.0% on last year.
- Successful market positioning of Supa IGA and IGA as a two tier chain of independents.
- Strong marketing, branding and pricing strategies resulting in market share increasing 0.2% points in the last quarter vs the same quarter last year.

Operating Performance – IGA Distribution

26 Weeks ended October 2004

- 21 new stores, 17 major store refurbishments and 4 extensions completed this half.
- Strong investment by retailers in their business. 52 new stores, 51 major store refurbishments and 23 extensions on our books as work in progress.
- Partnership developed with Abacus Funds Management Ltd to strategically secure and develop property opportunities for IGA.
- Outbound customer service levels at all time high as a result of new technologies.
- IGA implementing an innovative investment program in NSW to stimulate growth.
- IGA has secured strategic relationships with major multistore customers to secure long term supply.

Operating Performance – IGA Distribution

26 Weeks ended October 2004

- Continued growth in corporate brands – first half growth of 10.2% and new ranges launched.
- IGA Way of Life – Identify nutritional requirements and life choices.
- IGA Deli Shoppe – Deli prepacked self service range.
- IGA Kool – prepacked fresh produce range.

AUR/Foodworks
The case for Merger

- Fundamental change to the way they deliver their offer.

- Merger opportunity – deliver value:
  - Financial (costs down, revenue growth)
  - Scale – buying power
  - Market influence – brand investment

- Re-engineered Metcash Trading contract inclusive of strategic initiatives such as liquor, collaboration, directs, merchandising models including control brand:
  - agreement focuses on long term strategic partnerships
  - In parallel positioning with IGA.

AUR/Foodworks Merger

- Merger currently being operationalised:
  - Re-engineered organisation to deliver greater retailer value.
  - Operational efficiency.
  - Re-invigorate brand – FoodWorks.
- Some metrics:
  - 693 stores
  - Queensland, NSW, Victoria, Tasmania, WA (under brand licence.)

Brand Re-Invigoration

From


FOODWORKS

To

FOODWORKS

- Single brand positioning, modernise FoodWorks brand
- Store size (channel) differences implemented operationally (price, range, handbill)

External Treatments


AUR
Food Rite
COMMUNITY SUPERMARKETS


Use existing sign panel. Background match to building colour 'FoodWorks' to illuminate
FOODWORKS
Vinyl graphics window treatment
Welcome sign
Location name as cut out acrylic letters
Liquor graphic window treatment

Internal Treatments




Dense end unit in Fresh Green
Vinyl signage graphics treatment above meat freezer
Ticket strips in fresh green
FOODWORKS
New ticketing
Trolley Handles in Bright Apricot



Department Branding

FOODWORKS

Little things, big difference



Little things, big difference
... in liquor
FOODWORKS



Little things, big difference
... in bakery
FOODWORKS



Little things, big difference
... in produce
FOODWORKS

epartment branding



liquor
FOODWORKS



deli fresh
FOODWORKS



bakery
FOODWORKS



produce
FOODWORKS

department branding

Store Network Performance

- Sales - October 2004 YTD +5% like-for-like
- Refurbishments – 40 currently
- *New sites = 10
  - 4 - Queensland
  - 2 - NSW
  - 4 - Victoria

Completion by February 2005

* "Knock down "rebuild" or new to industry

Operating Performance-Campbells Cash & Carry

26 Weeks ended October 2004

- 38 Cash and Carry branches, 6 Convenience Store Distribution, 5 Specialist Confectionery Wholesale outlets.
- Sales flat with First Half last year due to Tobacco manufacturers going "direct" to the route trade and the impact of petrol discounting on the independent fuel sector.
- Ebit up to $8.1m being 1.66% of sales.
- Sales Growth vs Last Year in the Grocery category up 10.0% and Confectionery up 25.7%.
- Sales to the Petrol and Convenience Markets up 12% on prior year.

Operating Performance-Campbells Cash & Carry

26 Weeks ended October 2004

- Confectionery market: CCC now hold an estimated 22% of the confectionery route market, a 4.5% share gain.
- Continued drive to build a national network of specialist Confectionery Wholesalers: Alice Springs, Gladstone and Bundaberg added to network in this half.
- New "priced right" campaign launched October 2004, providing Campbells customers with more competitive pricing on their core range of products.

Operating Performance – ALM

26 Weeks ended October 2004

- Sales up 1.80 % on last year despite the loss of ALH & LMG.
- EBIT $13.4 million, down 4.3% on last year.
- IBA created to consolidate all the ALM managed liquor store banners.
- IBA also now operates LiquorWise, our internally managed hotel group.
- Work started with our External Hotel Groups towards a more structured alliance.

Operating Performance – ALM

26 Weeks ended October 2004

- Cellarbrations is the high compliance, consumer driven "retailer brand".
- Cheeers is a disciplined marketing group but with narrower promotions.
- Liquor Force is a "buying group" with some members running promotions.
- The hotel group is split into LiquorWise and The Local Liquor Wise.

Operating Performance – ALM

26 Weeks ended October 2004

- Cellarbrations – 174 stores.
- Cheeers – 103 stores.
- LiquorWise – 148 hotels.
- Liquor Force – over 800 outlets.


INDEPENDENTBRANDS
AUSTRALIA

Cellarbrations

Cheeers

LIQUORWISE

LiquorFORCE

THE LOCAL
LIQUORWISE

Operating Performance – ALM

26 Weeks ended October 2004

- Specialist on-premise division showed growth of 8.4%.
- New warehouses have been opened in:

  South Australia – Kidman Park – 8,200m^2

  New Zealand – Christchurch – 5,700m^2

  Queensland – Crestmead – 24,000m^2

- Exe Warehouse Management operational in all major DCs.
- Voice Pick rolled out to 4 major warehouses with associated lift in productivity and reduction in the error rate.

Our People

- ❑ Succession plans in place and working for:
  - ✓ Top 70 Management Group
  - ✓ Distribution Centre and Warehouse Management.
- ❑ Highly popular and successful launch of pro-fit programme:
  - ✓ Employee health and well being
  - ✓ Work/life balance
  - ✓ Service Awards (Live your Life Vouchers)
- ❑ A range of employee training and development programmes in place:
  - ✓ Leadership and management development (with University accreditation)
  - ✓ Skills based training
  - ✓ Retail skills training for our IGA customers.

Our People

- Occupational health and safety:
  - ✓ Renewed focus on training, hazard identification, pro-active committees and accurate reporting
  - ✓ Determining feasibility of self-insurance
  - ✓ New strategies and initiatives for:
    - Case management
    - Return to work programmes
    - Rehabilitation
    - Frontline involvement
- Culture change continuing:
  - ✓ Workforce engagement initiatives
  - ✓ Bi-ennial climate surveys
  - ✓ Behaviours measured as part of annual performance reviews
  - ✓ Introduction of incentives at operational level

Supply Chain Strategy

Review 4 years ago

Metcash needed to focus on:

- ❑ Improve the ability to deliver the "promise" to our customers
- ❑ Provide a supply chain platform to grow our business
- ❑ Develop core competencies to give us sustainable competitive advantage

The Result

Metcash reviewed World's best practices and have implemented appropriate Wal-Mart strategies:

- ❑ Invested over $75 million
- ❑ Lowered our cost to serve by 20%
- ❑ Delivered a world class physical and technological infrastructure.

Supply Chain Strategy

Focus	Enabler	Outcome
Infrastructure Investment	Hub & Spoke Voice Pick Put To Light	Lower Cost to Serve
Inventory Management	C.P.F.R (Collaborative Planning Forecasting & Replenishment)	Less Inventory in Total Pipeline
Primary Freight	T.M.S (Transport Management System)	Lower Inbound Transport Costs

Supply Chain Infrastructure Investment

DC Network Strategy – Hub & Spoke


Regional
Independent Retailers

Key Message

- ❑ Slow-moving stock centres in Melbourne completed 2001
- ❑ Cross-docking with fast moving lines into regional composite DCs

Supply Chain Infrastructure Investment

Infrastructure Focus – Composite DC, Crestmead QLD





Total Investment

- ❑ $ 36.8 million

Total Benefits

- ❑ ALM productivity lift of 16% in the first weeks
- ❑ ALM at least 15% below market rental value
- ❑ Perishables 30% below market rental value
- ❑ 68% increase in footprint (ALM + Perishable)

Key Message

Established composite DC and flow through distribution

Supply Chain Infrastructure Investment

Operational Focus - Voice Directed Picking




Victoria Number of Errors (Cases / 10,000)
20
18
16
14
12
10
8
6
4
2
-
Week Ending

Total Investment

- ❑ $5.1 million
- ❑ Operating in 7 major DCs (9 DCs by Apr 05)

Total Benefits

- ❑ Error reduction from 15 to 3 per 10,000
- ❑ Productivity increased by over 10%
- ❑ Customer claims reduced by over 70%

Key Message

Improved order accuracy means we are able to deliver the "promise" to our customers

Supply Chain Infrastructure Investment

Operational Focus – Put To Light




Service Levels for NSW
CSD
Service Level %
101%
99%
97%
95%
93%
91%
89%
87%
28-Jul-01
5-Nov-01
13-Feb-02
24-May-02
1-Sep-02
10-Dec-02
20-Mar-03
28-Jun-03
6-Oct-03
14-Jan-04
Time

Total Investment

- $1.4 million

Total Benefits

- 30% reduction in labour cost
- Warehouse inventory from $1.7 mil to $0.3 mil
- Customer queries from 20 to 1

Key Message

Established core competency in single item picking for the convenience market

Supply Chain Inventory Management

C.P.F.R Program

Steps

- ❑ Joint inventory planning and sales focus
- ❑ Streamline the exchange of data / information
- ❑ Enable efficient accurate data access
- ❑ Collaborate forecasting for optimal service levels
- ❑ Joint management of inventory for efficient replenishment

Key Message

Goal to reduce 1 week inventory in the cycle

Supply Chain Primary Freight

Transport Management System





Key Message

- ❑ Many suppliers working to deliver full truck loads to Metcash.
- ❑ Will only look to review primary transport if not optimised by load to Metcash.
- ❑ Metcash will focus on FGP for interstate linehaul routes.


Metcash
TRADING LIMITED AUSTRALASIA


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

25 November 2004

Media Release

METCASH TRADING LIMITED PRODUCES ANOTHER STRONG RESULT

National grocery and liquor wholesale distributor and marketer, Metcash Trading Limited, has generated another successful performance in the six months to October 2004, with the group's net profit after tax rising 9.5 per cent from $45.8 million to $50.1 million.

Earnings per share grew from 7.2 cents to 7.9 cents a share, while directors have announced the interim dividend will rise 10 per cent to 5.5 cents per share. The dividend, fully franked at 30 per cent, will be payable on December 15, 2004, with a record date of December 1, 2004.

Chief Executive Officer of Metcash, Mr Andrew Reitzer said, "We are delighted to post strong profit growth, despite very competitive trading conditions. We have been able to translate an overall sales growth of 2.23 per cent to a 9.5 per cent rise in profit after tax.

"Each of the company's three business pillars performed strongly, with the lift in sales supported by improved margins and further reductions in the cost of doing business." he added

Operating cash flow of $13.5 million was lower than that for the comparable period in 2004 due to the re-investment of $30 million of facilities to enable retailers to fund growth, cut off time variations of $31 million and payment terms variations of $16 million.

The group's largest division, IGA Distribution, posted strong sales growth of 4.25 per cent (excluding Franklins), while Earnings Before Interest & Tax (EBIT) rose 9 per cent to $69.3 million.

The sales growth was a consequence of strong marketing, branding and pricing strategies in a market environment dominated by low inflation and heavy price competition. IGA Distribution lifted market share 0.2 per cent in the second quarter. The division's IGA, Foodworks and AUR customer groups all demonstrated strong sales growth.

In IGA, 21 new stores, 17 major store redevelopments and 4 extensions were completed during the half year period, with strategic relationships now being secured with major multi store owners to secure long term supply arrangements.

As further evidence of the growing strength of the independent grocery segment, 693 of the company's customers in the AUR and Foodworks retail groups have agreed to merge under a new Foodworks brand. This will provide them with operational efficiencies and facilitate greater retailer value.

Campbells Cash and Carry experienced flat overall sales in the first half, principally due to tobacco manufacturers increasing direct distribution to the 'route trade' and the impact of petrol discounting on the independent fuel sector. The division's EBIT of $8.1 million was in line with the same half of the previous year.

Campbell's sales in the grocery category increased by 10 per cent and confectionery volumes grew by 25.7 per cent, while the division's share of the confectionery route market is now 22 per cent, a 4.5 per cent market share gain.

Australian Liquor Marketers' sales grew 1.8 per cent above first half last year, despite the loss of ALH and LMG as customers. EBIT was $13.4 million, down 4.3 per cent on last year, reflecting the effect of strong price competition.

Good progress has been made by Independent Brands Australia (IBA) in the consolidation of independent retail liquor banner groups, with 425 stores now bannered as either 'Cellarbrations', 'Cheeers' or 'Liquor Wise'. More than 800 outlets are trading in the 'Liquor Force' buying group.

For Further Information:

Andrew Reitzer
Metcash Trading Limited
(02) 9741 3060

Tim Allerton
City Public Relations
(02) 9267 4511
0412 715 707

Metcash Trading Limited

ABN 61 000 031 569



Half-Year Financial Report

for the half-year ended 31 October 2004

Corporate Information

ABN 61 000 031 569

Directors
Carlos S Dos Santos (Chairman)
A E (Ted) Harris, AC (Deputy Chairman)
Andrew Reitzer (CEO)
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joas Louis S Jardim (Lou Jardin)
Michael Wesslink

Registered Office
4 Newington Road
Silverwater, NSW 2128

Share Register
Registries Ltd
PO Box R67
Royal Exchange
Sydney NSW 1223
61 2 9279 0677

Auditors
Ernst & Young

Contents

Directors' Report

Your directors submit their report for the half-year ended 31 October 2004.

DIRECTORS

The names and details of the company's directors in office during the half-year and until the date of this report are as follows. Directors were in office for this entire period unless otherwise stated.

Carlos S Dos Santos (Chairman)
A E (Ted) Harris, AC (Deputy Chairman)
Andrew Reitzer (CEO)
Michael R Jablonski
Edwin M Jankelowitz
V Dudley Rubin
Peter L Barnes
Richard A Longes
Bernard J Hale
Joas Louis S Jardim (Lou Jardin)
Michael Wesslink

REVIEW AND RESULTS OF OPERATIONS

A review of the operations during the period, and the results of those operations, appears in the attached report.

ROUNDING

The amounts contained in this report and in the financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.



Andrew Reitzer
Director

Sydney, 25 November 2004

Condensed Statement of Financial Performance

HALF-YEAR ENDED 31 OCTOBER 2004	Notes	Metcash Group		Metcash Trading Limited	
		2004	2003	2004	2003
		$'000	$'000	$'000	$'000
Sales revenue		**3,519,676**	3,442,772	-	-
Cost of sales		**(3,444,867)**	(3,365,338)	-	-
GROSS PROFIT		**74,809**	77,434	-	-
Other revenues from ordinary activities		**244,808**	224,462	39,298	36,677
Selling, general and administration expenses		**(125,345)**	(119,856)	(704)	(588)
Borrowing costs expensed		**(4,192)**	(3,907)	-	-
Warehouse & Distribution expenses		**(112,976)**	(107,867)	-	-
PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**77,104**	70,266	38,594	36,089
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES		**(26,971)**	(24,500)	(28)	(27)
PROFIT FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**50,133**	45,766	38,566	36,062
NET PROFIT		**50,133**	45,766	38,566	36,062
NET PROFIT ATTRIBUTABLE TO MEMBERS OF METCASH TRADING LIMITED		**50,133**	45,766	38,566	36,062
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS		**50,133**	45,766	38,566	36,062
Basic earnings per share (cents per share)		**7.9**	7.2		
Diluted earnings per share (cents per share)		**7.8**	7.1		
Franked dividends per share (cents per share)		**6.0**	4.0		

Condensed Statement of Financial Position

HALF-YEAR ENDED 31 OCTOBER 2004	Notes	Metcash Group		Metcash Trading Limited	
		AS AT 31 OCTOBER 2004	AS AT 30 APRIL 2004	AS AT 31 OCTOBER 2004	AS AT 30 APRIL 2004
		$'000	$'000	$'000	$'000
CURRENT ASSETS					
Cash assets		**19,117**	33,651	49,502	20,002
Receivables		**694,107**	658,365	282,186	243,307
Inventories		**427,995**	400,987	-	-
Other		**8,511**	8,238	2,264	1,145
TOTAL CURRENT ASSETS		**1,149,730**	1,101,241	333,952	264,454
NON-CURRENT ASSETS					
Receivables		**10,041**	9,655	-	-
Investments accounted for using the equity method		**1,140**	1,112	-	-
Other financial assets		**1,071**	840	477,068	476,882
Property, plant and equipment		**129,108**	130,174	4,141	4,170
Deferred tax assets		**2,602**	2,584	-	-
Intangible assets		**236,390**	243,092	-	-
TOTAL NON-CURRENT ASSETS		**380,352**	387,457	481,209	481,052
TOTAL ASSETS		**1,530,082**	1,488,698	815,161	745,506
CURRENT LIABILITIES					
Payables		**880,632**	884,055	143,315	109,939
Interest-bearing liabilities		**86,424**	52,567	80,000	45,000
Current tax liabilities		**13,510**	13,617	28	-
Provisions		**30,815**	32,380	-	-
TOTAL CURRENT LIABILITIES		**1,011,381**	982,619	223,343	154,939
NON-CURRENT LIABILITIES					
Interest-bearing liabilities		**15,515**	16,576	-	-
Provisions		**19,240**	19,348	-	-
TOTAL NON-CURRENT LIABILITIES		**34,755**	35,924	-	-
TOTAL LIABILITIES		**1,046,136**	1,018,543	223,343	154,939
NET ASSETS		**483,946**	470,155	591,818	590,567
EQUITY					
Parent entity interest					
Contributed equity		**563,067**	562,163	563,067	562,163
Reserves		**13,565**	12,592	57,613	57,613
Retained profits		**(92,686)**	(104,600)	(28,862)	(29,209)
Total parent entity interest in equity		**483,946**	470,155	591,818	590,567
TOTAL EQUITY		**483,946**	470,155	591,818	590,567

Condensed Statement of Cash Flows

HALF-YEAR ENDED 31 OCTOBER 2004	Notes	Metcash Group		Metcash Trading Limited	
		2004	2003	2004	2003
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**4,090,532**	3,963,049	798	677
Payments to suppliers and employees		**(3,996,108)**	(3,801,892)	(675)	(554)
Dividend received		**-**	93	38,500	36,000
Interest received		**283**	169	-	-
Borrowing costs		**(4,192)**	(3,907)	-	-
Income tax paid		**(27,096)**	(25,284)	-	-
Goods and services tax paid		**(49,993)**	(45,026)	-	-
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES		**13,426**	87,202	38,623	36,123
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sale of property, plant and equipment		**3,461**	3,127	-	-
Purchase of property, plant and equipment		**(18,764)**	(13,842)	-	-
Loans to other entities		**-**	-	(6,808)	-
Loans repaid by other entities		**59**	165	-	24,011
Proceeds from sale of business		**-**	622	-	-
Payment for purchase of business		**(7,103)**	(27,169)	-	-
NET CASH FLOWS USED IN INVESTING ACTIVITIES		**(22,347)**	(37,097)	(6,808)	24,011
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		**904**	1,404	904	1,404
Proceeds from borrowings - other		**110,000**	45,000	110,000	45,000
Repayments of borrowings - other		**(75,000)**	(60,000)	(75,000)	(60,000)
Payment of dividends on ordinary shares		**(38,219)**	(29,038)	(38,219)	(29,038)
Repayment of finance lease principal		**(4,271)**	(3,655)	-	-
NET CASH FLOWS FROM FINANCING ACTIVITIES		**(6,586)**	(46,289)	(2,315)	(42,634)
NET INCREASE/(DECREASE) IN CASH HELD		**(15,507)**	3,816	29,500	17,500
Add opening cash brought forward		**33,651**	83,048	20,002	60,002
Effects of exchange rate changes on cash		**973**	(227)	-	-
CLOSING CASH CARRIED FORWARD		**19,117**	86,637	49,502	77,502

Notes to the Half-Year Financial Statements

31 OCTOBER 2004

1. BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the economic entity as the full financial report.

The half-year report should be read in conjunction with the Annual Financial Report of Metcash Trading Limited as at 30 April 2004. It is also recommended that the half-year report be considered together with any public announcements made by Metcash Trading Limited and its controlled entities during the half-year ended 31 October 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

The half-year financial report has been prepared in accordance with the historical cost convention .

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Tax Consolidation

The company has not yet elected to enter into tax consolidation, however, it is the intention of the company to enter into tax consolidation once the 2004 Tax returns are lodged. Income tax expense and deferred tax balances presented in this financial report do not take into account the impact of entering into tax consolidation. The company expects that there will be no material impact on the consolidated financial statements and the tax balances of the holding company will be re-stated to include the balances of the group.

Notes continued

31 OCTOBER 2004	Notes	Metcash Group		Metcash Trading Limited	
		2004	2003	2004	2003
		$'000	$'000	$'000	$'000
2. PROFIT FROM ORDINARY ACTIVITIES					
(a) Specific Items					
Profit from ordinary activities before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:					
(i) Expenses					
Depreciation of non-current assets		**11,210**	8,988	29	34
Amortisation of non-current assets		**4,432**	4,170	-	-
Amortisation of Goodwill		**10,757**	10,075	-	-
3. DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES					
(a) Dividends paid during the half-year					
Franked dividends		**38,219**	29,038	38,219	29,038
		38,219	29,038	38,219	29,038

4. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, there has been no material change of any contingent liabilities or contingent assets.

Notes continued

31 OCTOBER 2004

5. SEGMENT INFORMATION

Business segments	Food Distribution		Cash and Carry Distribution		Liquor Distribution		Eliminations		Consolidated	
	October 2004 $'000	October 2003 $'000	October 2004 $'000	October 2003 $'000	October 2004 $'000	October 2003 $'000	October 2004 $'000	October 2003 $'000	October 2004 $'000	October 2003 $'000
Segment Revenue										
Sales to customers outside the consolidated entity	**1,977,007**	1,919,913	**490,088**	488,869	**1,052,581**	1,033,990	-	-	**3,519,676**	3,442,772
Other revenues from customers outside the consolidated entity	-	-	-	-	-	-	-	-	-	-
Intersegment revenues	**226,515**	196,477	**16**	15	**64,887**	74,325	**(291,418)**	(270,817)	-	-
Unallocated revenue	-	-	-	-	-	-	-	-	**244,808**	224,462
Total segment revenue	**2,203,522**	2,116,390	**490,104**	488,884	**1,117,468**	1,108,315	**(291,418)**	(270,817)	**3,764,484**	3,667,234
Segment result	**69,354**	63,658	**8,137**	8,066	**13,441**	14,043	-	-	**90,932**	85,767
Unallocated expenses									**(13,828)**	(15,501)
Consolidated entity profit from ordinary activities before income tax expense									**77,104**	70,266
	October 2004 $'000	**April 2004 $'000**	**October 2004 $'000**	**April 2004 $'000**	**October 2004 $'000**	**April 2004 $'000**	**October 2004 $'000**	**April 2004 $'000**	**October 2004 $'000**	**April 2004 $'000**
Segment Assets	519,416	492,537	203,895	196,139	443,736	444,649			1,167,047	1,133,325
Unallocated Assets									363,035	355,373
Total Assets									1,530,082	1,488,698

Notes continued

31 OCTOBER 2004

5. **SEGMENT INFORMATION (cont'd)**

Segment Liabilites	366,328	353,904	67,953	68,905	280,644	290,722			714,925	713,531
Unallocated Liabilities									331,211	305,012
Total Liabilities									1,046,136	1,018,543
	October 2004	April 2004	October 2004	April 2004	October 2004	April 2004	October 2004	April 2004	October 2004	April 2004
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Investment in equity method associates included in segment assets	1,140	1,112							1,140	1,112
Acquisition of property, plant and equipment and intangible assets	61	350	567	869	158	1,422			786	2,641
Depreciation	2,151	2,388	1,759	1,764	1,015	651			4,925	4,803
Non-cash expenses other than depreciation	1,138	1,138	(1,128)	470	586	492			596	2,100

The revenue, expenses, assets and liabilities of the Holding company are included in the unallocated portion of the segment note. All Assets and liabilities of the holding company are held in Australia.
Geographically, the group and the Holding company operates predominantly in Australia. The New Zealand operations represent less than 10% of revenue, results and assets of the consolidated entity.

Notes continued

31 OCTOBER 2004

6. SUBSEQUENT EVENTS

(a) **2004**

There have been no significant events occurring after the balance date, which may affect either the consolidated entity's operations or results of those operations or the consolidated entity's state of affairs.

7. RETAINED EARNINGS

	Metcash Group		Metcash Trading Limited	
	AS AT 31 OCTOBER 2004	AS AT 30 APRIL 2004	AS AT 31 OCTOBER 2004	AS AT 30 APRIL 2004
	$'000	$'000	$'000	$'000
Reconciliation of retained profits				
Balance at beginning of the half-year	**(104,600)**	(145,570)	(29,209)	(39,550)
Net profit attributable to members of Metcash Trading Limited	**50,133**	101,753	38,566	71,124
Total available for appropriation	**(54,467)**	(43,817)	9,357	31,574
Dividends provided for or paid	**(38,219)**	(60,783)	(38,219)	(60,783)
Balance at end of half-year	**(92,686)**	(104,600)	(28,862)	(29,209)

8. INTERNATIONAL ACCOUNTING STANDARDS

Metcash Trading Limited has commenced transitioning its accounting policies and financial reporting from current Australian standards to Australian equivalents of International Financial Reporting Standards(IFRS). An internal project team has been established to isolate and identify the key impacts of IFRS. The impacts have been identified as either high medium or low and the project team is working through each. As Metcash Trading Limited has a 30 April year end, priority has been given to considering the preparation of an opening balance sheet in accordance with the AASB equivalents to IFRS as at 1 May 2004. This will form the basis of accounting for Australian equivalents (AASB) of IFRS in the future, and is required when Metcash Trading Limited prepares its first fully IFRS compliant financial report for the year ended 30 April 2006. Set out below are the key areas where accounting policies will change and may have an impact on Metcash.

Goodwill

Under AASB 3 Business Combinations, goodwill will no longer be able to be amortised but will be subject to annual impairment testing. This will result in a change to the groups current policy which amortises goodwill over its useful life but not exceeding 20 years. In future goodwill will be written down to the extent that it is impaired. The financial impact to the consolidated entity is expected to be approximately $21million per year increase in profit after tax.

Impairment of Assets

Under AASB 136 Impairment of Assets, the recoverable amount is determined as the higher of net selling value and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows.

Share Based Payments

Under AASB 2 Share Based Payments, the company will be required to determine the fair value of options issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. As all employee options were issued prior to 7 November 2002 there will be no impact to the financial statements.

Directors' Declaration

In accordance with a resolution of the directors of Metcash Trading Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the company and the consolidated entity:

(i) give a true and fair view of the financial position as at 31 October 2004 and the performance for the half-year ended on that date of the consolidated entity; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



Andrew Reitzer
Director

Sydney, 25 November 2004

Rules 4.2A.3

Appendix 4D
Half yearly report

Name of entity:

METCASH TRADING LIMITED

ABN:	Half yearly *(tick)*	Preliminary final *(tick)*	Financial year ended
61 000 031 569	✓		**31 OCTOBER 2004** current period 31 OCTOBER 2003 previous corresponding period

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities	up	3%	to	3,764,484
Profit (loss) from ordinary activities after tax attributable to members	up	9.5%	to	50,133
Profit (loss) from extraordinary items after tax attributable to members	N/A			-
Net profit (loss) for the period attributable to members	up	9.5%	to	50,133

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(Half yearly report only)*	5.5 c	5.5 c
Previous corresponding period *(Half yearly report)*	5 c	5 c
+Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	1 December 2004	

If this is a half yearly report, it is to be read in conjunction with the most recent annual financial report.

Earnings per security (EPS)

1. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

· Earnings used in Basic and Diluted earnings per share = 50,133,000
· Weighted average number of ordinary shares (used in Basic EPS) =637,412,580
· There have been no changes to ordinary shares since balance date
· Weighted average number of ordinary shares (used in diluted EPS) = 646,935,957 (637,412,580 ordinary shares + 9,523,377 potential ordinary shares).
· Weighted average number of converted, lapsed or cancelled potential ordinary shares included in the calculation of diluted EPS = 1,069,725
· There are no potential ordinary shares that are non-dilutive.
There have been no issues of potential ordinary shares after balance date.

NTA backing *(see note 7)*	Current period	Previous corresponding period
2 Net tangible asset backing per +ordinary security (cents)	38.77	30.83

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.

3 Discontinuing Operations

Control gained over entities having material effect

4.1	Name of entity (or group of entities)	N/A
4.2	Date of the gain or loss of control	
4.3	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired (if material)	

Loss of control of entities having material effect

5.1	Name of entity (or group of entities)	N/A
5.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$ -
5.3	Date to which the profit (loss) has been calculated	
5.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$ -
5.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$ -

Dividends (in the case of a trust, distributions)

6.1	Date the dividend (distribution) is payable	15 December 2004
6.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	1 December 2004
6.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30% tax	Amount per security of foreign source dividend
	(Half yearly and preliminary final reports)			
6.6	**Interim dividend:** Current year	5.50 c	5.50 c	- c
6.7	Previous year	5.00 c	5.00 c	- c

Half yearly report - interim dividend (distribution) on all securities

		Current period - $A'000	Previous corresponding period - $A'000
6.10	+Ordinary securities *(each class separately)*	35,123	31,705
6.11	Preference +securities *(each class separately)*	-	-
6.12	Other equity instruments *(each class separately)*	-	-
6.13	**Total**	35,123	31,705

The +dividend or distribution plans shown below are in operation.

None

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

None

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period - $A'000	Previous corresponding period - $A'000
7.1	Profit (loss) from ordinary activities before tax	28	152
7.2	Income tax on ordinary activities	-	-
7.3	**Profit (loss) from ordinary activities after tax**	**28**	**152**
7.4	Extraordinary items net of tax	-	-
7.5	**Net profit (loss)**	**28**	**152**
7.6	Adjustments	-	-
7.7	**Share of net profit (loss) of associates and joint venture entities**	**28**	**152**

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss)	
8.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period - $A'000	Previous corresponding period - $A'000
Produce Traders Trust	40%	40%	28	152
			-	-
			-	-
8.2 Total			**28**	**152**
8.3 Other material interests			-	-
8.4 Total			**28**	**152**

Issued and quoted securities at end of current period

(Description includes rate of interest and any redemption or conversion rights together with prices and dates.)

Category of +securities		Total number	Number quoted	Issue price per security (cents)	Amount paid up per security (cents)
9.1	**Preference +securities** *(description)*	-	-	-	-
9.2	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
9.3	**+Ordinary securities**	**638,597,398**	**638,597,398**	-	-
9.4	Changes during current period				
	(a) Increases through issues	1,240,800	1,240,800	44	44
	(a) Increases through issues	595,240	595,240	43.1	43.1
	(b) Decreases through returns of capital, buybacks	-	-	-	-
9.5	**+Convertible debt securities** *(description and conversion factor)*	**(description and conversion factor)**	-	-	-
9.6	Changes during current period				
	(a) Increases through issues	-	-	-	-
	(b) Decreases through securities matured, converted	-	-	-	-
9.7	**Options** (description and conversion factor)			Exercise price	Expiry date (if any)
		1,340,900	-	44	26/03/2005
		850,000	-	270	2/09/2010
		1,369,720	-	43.1	11/08/2006
		71,400	-	43.1	25/11/2006
		3,400,000	-	165.6	14/12/2007
		16,000	-	43.1	15/12/2006
		10,719,600	-	153.8	25/01/2008
		225,500	-	214	10/07/2008
9.8	Issued during current period	1,900	-	44	26/03/2005
9.8	Issued during current period	1,600	-	43.1	11/08/2006
9.8	Issued during current period	7,000	-	153.8	25/01/2008
9.8	Issued during current period	850,000	-	270.0	2/09/2010
9.9	Exercised during current period	1,240,800	-	44	26/03/2005
9.9	Exercised during current period	595,240	-	43.1	11/08/2006
9.10	Expired during current period	273,550	-	various	
9.11	**Debentures** (description)	**(description)**	-		
9.12	Changes during current period				

	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
9.13	**Unsecured notes** *(description)*	**(description)**	-
9.14	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted.	-	-

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on +accounts to which one of the following applies. *(Tick one)*

- ☐ The +accounts have been audited.
- ☑ The +accounts have been subject to review.
- ☐ The +accounts are in the process of being audited or subject to review.
- ☐ The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached. *(Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has a formally constituted audit committee.



Sign here: . Date: 25 November 2004
(Company Secretary)

Print name: .John Randall...

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: METCASH TRADING LIMITED

ACN/ARSN: 000 031 569

1. Details of substantial holder (1)

Name: 452 CAPITAL PTY LIMITED

ACN/ARSN (if applicable): 101 924 430

There was a change in the interests of the substantial holder on: 12 November 2004

The previous notice was given to the company on: 5 October 2004

The previous notice was dated: 6 October 2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY	41,928,531	6.572%	35,390,199	5.540%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of changes (6)	Consideration given in relation to change (7)	Class and number of securities affected	Persons votes affected
REFER ANNEXURE A					

4. Present relevant interest

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
REFER ANNEXURE B					

5. Changes in association

The persons who have become associate (2) of, ceased to be associates of , or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
452 CAPITAL PTY LIMITED	Level 26 Australia Square, 264-278 George Street Sydney NSW 2000

Signature

Print name Warwick Negus Capacity Director

Sign here Date 16 November 2004

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interest of a group of persons are essentially similar, they may be referred to throughout the form as a specifically names group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any persons from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is an annexure referred to in Form 604 – Notice of change of interests of substantial holder dated 12 November 2004

452 Capital Pty Ltd
A.C.N. 101 924 430

ANNEXURE A

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected (ordinary shares unless stated)	Person's votes affected
11/10/2004	452 Capital Pty Limited	BUY	123,297.98	43,900	43,900
11/10/2004	452 Capital Pty Limited	BUY	214,296.94	76,300	76,300
11/10/2004	452 Capital Pty Limited	BUY	172,729.51	61,500	61,500
11/10/2004	452 Capital Pty Limited	BUY	374,106.85	133,200	133,200
11/10/2004	452 Capital Pty Limited	BUY	190,423.76	67,800	67,800
11/10/2004	452 Capital Pty Limited	BUY	107,008.04	38,100	38,100
11/10/2004	452 Capital Pty Limited	BUY	480,553.17	171,100	171,100
11/10/2004	452 Capital Pty Limited	BUY	584,471.74	208,100	208,100
13/10/2004	452 Capital Pty Limited	SELL	199,781.18	80,000	80,000
14/10/2004	452 Capital Pty Limited	SELL	248,136.63	102,400	102,400
14/10/2004	452 Capital Pty Limited	SELL	1,023,563.61	422,400	422,400
14/10/2004	452 Capital Pty Limited	SELL	29,875.69	11,100	11,100
14/10/2004	452 Capital Pty Limited	SELL	123,540.00	45,900	45,900
14/10/2004	452 Capital Pty Limited	SELL	65,645.19	26,600	26,600
14/10/2004	452 Capital Pty Limited	SELL	270,971.48	109,800	109,800
14/10/2004	452 Capital Pty Limited	SELL	87,763.16	35,100	35,100
14/10/2004	452 Capital Pty Limited	SELL	362,304.34	144,900	144,900
14/10/2004	452 Capital Pty Limited	SELL	25,469.63	11,200	11,200
14/10/2004	452 Capital Pty Limited	SELL	105,062.24	46,200	46,200
14/10/2004	452 Capital Pty Limited	SELL	110,670.57	45,200	45,200
14/10/2004	452 Capital Pty Limited	SELL	456,638.51	186,500	186,500
14/10/2004	452 Capital Pty Limited	SELL	109,430.44	46,200	46,200
14/10/2004	452 Capital Pty Limited	SELL	450,986.07	190,400	190,400
14/10/2004	452 Capital Pty Limited	SELL	16,061.12	6,300	6,300
14/10/2004	452 Capital Pty Limited	SELL	66,029.06	25,900	25,900
14/10/2004	452 Capital Pty Limited	SELL	67,329.86	25,200	25,200
14/10/2004	452 Capital Pty Limited	SELL	277,334.90	103,800	103,800
14/10/2004	452 Capital Pty Limited	SELL	97,989.13	37,300	37,300
14/10/2004	452 Capital Pty Limited	SELL	404,303.68	153,900	153,900
14/10/2004	452 Capital Pty Limited	SELL	190,973.16	80,700	80,700
14/10/2004	452 Capital Pty Limited	SELL	787,557.23	332,800	332,800
14/10/2004	452 Capital Pty Limited	SELL	15,189.70	6,000	6,000
14/10/2004	452 Capital Pty Limited	SELL	63,037.28	24,900	24,900
14/10/2004	452 Capital Pty Limited	SELL	499,702.69	200,100	200,100
14/10/2004	452 Capital Pty Limited	SELL	499,952.41	200,200	200,200
14/10/2004	452 Capital Pty Limited	SELL	107,144.94	41,100	41,100
14/10/2004	452 Capital Pty Limited	SELL	441,353.75	169,300	169,300
14/10/2004	452 Capital Pty Limited	SELL	139,039.93	56,200	56,200
14/10/2004	452 Capital Pty Limited	SELL	573,972.64	232,000	232,000
14/10/2004	452 Capital Pty Limited	SELL	57,598.87	23,100	23,100
14/10/2004	452 Capital Pty Limited	SELL	237,626.50	95,300	95,300
14/10/2004	452 Capital Pty Limited	SELL	245,691.30	103,700	103,700
14/10/2004	452 Capital Pty Limited	SELL	1,013,328.54	427,700	427,700
14/10/2004	452 Capital Pty Limited	SELL	35,442.72	16,000	16,000
14/10/2004	452 Capital Pty Limited	SELL	146,644.25	66,200	66,200
14/10/2004	452 Capital Pty Limited	SELL	312,418.95	126,500	126,500
14/10/2004	452 Capital Pty Limited	SELL	1,288,944.26	521,900	521,900

452 Capital Pty Ltd
A.C.N. 101 924 430

5/11/2004	452 Capital Pty Limited	SELL	602,167.51	248,500	248,500
5/11/2004	452 Capital Pty Limited	SELL	137,400.81	56,702	56,702
5/11/2004	452 Capital Pty Limited	SELL	73,478.04	27,300	27,300
5/11/2004	452 Capital Pty Limited	SELL	16,956.47	6,300	6,300
5/11/2004	452 Capital Pty Limited	SELL	159,424.02	64,600	64,600
5/11/2004	452 Capital Pty Limited	SELL	36,524.39	14,800	14,800
5/11/2004	452 Capital Pty Limited	SELL	211,781.76	84,700	84,700
5/11/2004	452 Capital Pty Limited	SELL	48,507.28	19,400	19,400
5/11/2004	452 Capital Pty Limited	SELL	62,082.23	27,300	27,300
5/11/2004	452 Capital Pty Limited	SELL	14,326.67	6,300	6,300
5/11/2004	452 Capital Pty Limited	SELL	269,331.03	110,000	110,000
5/11/2004	452 Capital Pty Limited	SELL	265,759.65	112,200	112,200
5/11/2004	452 Capital Pty Limited	SELL	60,873.64	25,700	25,700
5/11/2004	452 Capital Pty Limited	SELL	38,750.65	15,200	15,200
5/11/2004	452 Capital Pty Limited	SELL	150,957.82	56,500	56,500
5/11/2004	452 Capital Pty Limited	SELL	237,748.43	90,500	90,500
5/11/2004	452 Capital Pty Limited	SELL	54,380.03	20,700	20,700
5/11/2004	452 Capital Pty Limited	SELL	464,772.35	196,400	196,400
5/11/2004	452 Capital Pty Limited	SELL	106,490.61	45,000	45,000
5/11/2004	452 Capital Pty Limited	SELL	38,733.75	15,300	15,300
5/11/2004	452 Capital Pty Limited	SELL	8,860.66	3,500	3,500
5/11/2004	452 Capital Pty Limited	SELL	259,911.21	99,700	99,700
5/11/2004	452 Capital Pty Limited	SELL	59,438.07	22,800	22,800
5/11/2004	452 Capital Pty Limited	SELL	337,951.13	136,600	136,600
5/11/2004	452 Capital Pty Limited	SELL	139,882.96	56,100	56,100
5/11/2004	452 Capital Pty Limited	SELL	32,165.60	12,900	12,900
5/11/2004	452 Capital Pty Limited	SELL	596,103.49	251,600	251,600
5/11/2004	452 Capital Pty Limited	SELL	136,468.84	57,600	57,600
5/11/2004	452 Capital Pty Limited	SELL	86,391.63	39,000	39,000
5/11/2004	452 Capital Pty Limited	SELL	19,715.01	8,900	8,900
12/11/2004	452 Capital Pty Limited	SELL	47,639.61	17,700	17,700
12/11/2004	452 Capital Pty Limited	SELL	15,374.79	6,230	6,230
12/11/2004	452 Capital Pty Limited	SELL	79,712.01	32,300	32,300
12/11/2004	452 Capital Pty Limited	SELL	171,392.47	70,000	70,000
12/11/2004	452 Capital Pty Limited	SELL	177,646.82	75,000	75,000
12/11/2004	452 Capital Pty Limited	SELL	25,238.91	9,900	9,900
12/11/2004	452 Capital Pty Limited	SELL	154,470.80	58,800	58,800
12/11/2004	452 Capital Pty Limited	SELL	295,807.25	125,000	125,000
12/11/2004	452 Capital Pty Limited	SELL	25,316.17	10,000	10,000
12/11/2004	452 Capital Pty Limited	SELL	99,890.59	40,000	40,000
12/11/2004	452 Capital Pty Limited	SELL	168,929.25	64,800	64,800
12/11/2004	452 Capital Pty Limited	SELL	222,661.80	90,000	90,000
12/11/2004	452 Capital Pty Limited	SELL	91,011.20	36,500	36,500
12/11/2004	452 Capital Pty Limited	SELL	390,926.37	165,000	165,000
12/11/2004	452 Capital Pty Limited	SELL	55,379.25	25,000	25,000

Print Name: Warwick Negus — Capacity: Director
Sign Here: — Date: 16 / 11 / 04

This is an annexure referred to in Form 604 – Notice of change of interests of substantial holder dated 12 November 2004

452 Capital Pty Ltd
A.C.N. 101 924 430

ANNEXURE B

4. Present Relevant Interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's Votes
452 Capital Pty Limited	Australian Retirement Fund Pty Ltd	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 4,322,655	4,322,655
	CARE Super Pty Ltd	National Nominees Limited	Power to control &/or disposal of shares	Ordinary 1,087,945	1,087,945
	A.S.S.E.T Limited	National Nominees Limited	Power to control &/or disposal of shares	Ordinary 511,304	511,304
	Challenger Managed Investments Ltd	Westpac Nominees Limited	Power to control &/or disposal of shares	Ordinary 257,571	257,571
	Century Australia Investments Limited	BNP Paribas Securities	Power to control &/or disposal of shares	Ordinary 1,532,158	1,532,158
	CSF Pty Limited	National Nominees Limited	Power to control &/or disposal of shares	Ordinary 475,708	475,708
	Commonwealth Superannuation Scheme Board	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 1,900,839	1,900,839
	NSW Treasury Corporation as trustee of the Emerging Managers Trust	Cogent Nominees Pty Limited	Power to control &/or disposal of shares	Ordinary 1,932,764	1,932,764
	Host Plus Super Limited	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 1,592,302	1,592,302
	Intech Fiduciaries Limited	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 3,538,612	3,538,612
	Public Superannuation Scheme Board	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 2,382,421	2,382,421
	Retail Employees Superannuation Pty Limited	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 4,317,863	4,317,863
	Retirement Benefits Fund of Tasmania	JP Morgan Nominees Australia Limited	Power to control &/or disposal of shares	Ordinary 972,042	972,042
	Warakirri Asset Management	ANZ Custodian Services Limited	Power to control &/or disposal of shares	Ordinary 1,842,184	1,842,184
	Optimix Investment Management Limited	Cogent Nominees Pty Limited	Power to control &/or disposal of shares	Ordinary 1,749,520	1,749,520
	Russell Investment Management Limited	Westpac Nominees Limited	Power to control &/or disposal of shares	Ordinary 276,729	276,729
	Colonial First State Investments Limited	Citicorp Nominees Limited	Power to control &/or disposal of shares	Ordinary 6,697,582	6,697,582

Print Name: Warwick Negus		Capacity: Director
Sign Here:		Date: 16 / 11 /04

dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**221,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (74,400 shares)** **$0.431 (146,600 shares)**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 221,000 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**1st November 2004**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**638,818,398**	**Ordinary (MTT)**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**17,772,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3rd November 2004.

(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL...........

+ See chapter 19 for defined terms.

Freehills

11 February 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Matter no 80783880
Doc no Sydney\004796656

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited (**Foodland**).

We attach, pursuant to paragraph 647(3)(b) of the Corporations Act 2001, Metcash's third supplementary bidder's statement dated 11 February 2005 (which supplements Metcash's original bidder's statement dated 21 January 2005, Metcash's first supplementary bidder's statement dated 4 February 2005 and Metcash's second supplementary bidder's statement dated 11 February 2005).

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Enc

Metcash Trading Limited (ABN 61 000 031 569)
Third Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the third supplementary bidder's statement issued by Metcash Trading Limited (ABN 61 000 031 569) (**Metcash**) in relation to Metcash's off-market takeover bid for Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) (**Third Supplementary Bidder's Statement**).

This Third Supplementary Bidder's Statement supplements, and should be read together with Metcash's bidder's statement dated 21 January 2005 (**Original Bidder's Statement**), the First Supplementary Bidder's Statement dated 4 February 2005 and the Second Supplementary Bidder's Statement dated 11 February 2005. Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Third Supplementary Bidder's Statement.

2 CULS prospectus lodged

On 11 February 2005, Metcash lodged a prospectus with the Australian Securities and Investments Commission in relation to an issue of convertible unsecured loan stock (**CULS**).

It is expected that the CULS issue will raise approximately $746m which will be used to finance the Capital Reorganisation.

In order to ensure Foodland shareholders are appropriately informed, Metcash is lodging a copy of the prospectus with this Third Supplementary Bidder's Statement. This is labelled as Annexure A.

3 Other notices

Foodland shareholders should read the Original Bidder's Statement and all supplementary bidder's statements carefully.

A copy of this Third Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers takes any responsibility for the content of this Third Supplementary Bidder's Statement.

Signed on behalf of Metcash.



John Randall
Company Secretary
Metcash Limited

Dated: 11 February 2005

Excludes U.S. residents
Included for information only

No:


ASX
AUSTRALIAN STOCK EXCHANGE

METCASH TRADING LIMITED - PRO-RATA OFFER OF CONVERTIBLE UNSECURED LOAN STOCK

Metcash Trading Limited (the "Company") on 11 February 2005 lodged a prospectus ("Prospectus") in connection with the 5 for 6 pro rata offer of Convertible Unsecured Loan Stock ("CULS") at an issue price of $2.54 per CULS ("Issue Price") to the Company's existing shareholders ("Offer").

The proceeds of the Offer will be used to partially fund a capital reorganisation, which, if implemented, will result in the establishment of a new group holding company (Newco – later to be renamed Metcash Limited) ("Metcash Scheme") and the acquisition of all of the issued share capital of the Company's majority shareholder, Metoz Holdings Limited ("Metoz") ("Capital Reorganisation"). The Capital Reorganisation is subject to various scheme meetings and court approval as detailed in the Scheme book lodged with ASX on 11 February 2005.

Metoz has waived its rights under the Offer and the Company only intends to issue approximately 294 million CULS to raise approximately $746 million. Deutsche Bank has underwritten the Offer to this level.

If the Metcash Scheme does not become effective, the Company will redeem all CULS and the holders will be paid the Issue Price plus a redemption premium of 2.5%. If the Metcash Scheme does become effective, 25% of CULS issued will convert into Newco Shares upon implementation of the Metcash Scheme, with a further 25% of CULS issued to convert into Newco Shares on the maturity date.

Conversion of the CULS into Newco shares will be on a 1:1 basis.

The Offer is being conducted in four parts:

- The Institutional Offer –conducted on 14 February - 12 noon EDST, 15 February 2005;
- The Institutional Bookbuild – conducted on 15 February 2005;
- The Retail Offer –expected to open on 24 February 2005 and close on 15 March 2005; and
- The Retail Bookbuild – conducted on 18 March 2005.

The record date for determining entitlement for the Offer is Tuesday, 22 February 2005. Eligible shareholders who decide not to accept the Offer will receive the amount (if any) by which the price achieved in the bookbuild process exceeds the Issue Price.

The allotment and quotation of CULS under the Institutional Offer and Institutional Bookbuild is expected to occur on Friday, 25 February 2005.

CULS issued under the Retail Offer are expected to commence trading on a deferred settlement basis on Wednesday, 16 March 2005, with normal trading expected to commence on Tuesday, 22 March 2005 following despatch of holdings statements on Monday, 21 March 2005.

It is not anticipated that the Retail Offer will extend to holders outside of Australia and New Zealand.

Fractional Offers of CULS are rounded to the nearest whole number (with 0.5 of a CULS rounded up to the nearest whole number).

The anticipated timetable in relation to the Offer is as follows.

Date	Event
Friday, 11 February	Prospectus lodged with ASIC and ASX.
Monday, 14 February	Institutional offer made/Institutional bookbuild commences.
Tuesday, 15 February	Institutional bookbuild continues.
Wednesday, 16 February	Ex date – Company shares quoted on an ex-entitlement basis.

Tuesday, 22 February	Record date to determine eligibility to participate in the Offer.
Thursday, 24 February	Retail offer opens. Institutional settlement date.
Friday, 25 February	Allotment of securities under Institutional Offer and bookbuild. Trading of institutional CULS commences on normal basis. (ASX Code: MTTG) Holding statements for institutional offer dispatched. Cheques for renounced entitlements under institutional offer remitted.
Tuesday, 15 March	Retail offer closes.
Wednesday, 16 March	CULS issued under the Retail Offer begin trading on deferred settlement basis. (ASX Code: MTTGA)
Friday, 18 March	Settlement and allotment of securities under retail offer including shortfall (8 am). Retail bookbuild conducted before 10 am and securities crossed on-market.
Monday, 21 March	Holding statements despatched under the Retail Offer.
Tuesday, 22 March	CULS issued under the Retail Offer commence trading on normal T+3 settlement basis. (ASX Code: MTTG)
Tuesday, 29 March	First Settlement date.
Thursday, 31 March	Despatch of cheques of excess (if any) above the Issue Price to relevant shareholders for renounced entitlements.
Monday, 19 September	Expected Maturity Date.

Further Information

For more information, please refer to the prospectus dated 11 February 2005. Questions on how to complete the Acceptance Form or determining your allocation can be directed to the Metcash CULS Offer Infoline on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

Freehills

11 February 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Doc no Sydney\004796510

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited (**Foodland**).

We attach, pursuant to paragraph 647(3)(b) of the Corporations Act 2001, Metcash's second supplementary bidder's statement dated 11 February 2005 (which supplements Metcash's original bidder's statement dated 21 January 2005 and Metcash's first supplementary bidder's statement dated 4 February 2005).

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Enc

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5000 Facsimile 61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia www.freehills.com DX 361 Sydney
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Metcash Trading Limited (ABN 61 000 031 569)
Second Supplementary Bidder's Statement

1 Introduction

This document is a supplementary bidder's statement. It is the second supplementary bidder's statement issued by Metcash Trading Limited (ABN 61 000 031 569) (**Metcash**) in relation to Metcash's off-market takeover bid for Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) (**Second Supplementary Bidder's Statement**).

This Second Supplementary Bidder's Statement supplements, and should be read together with Metcash's bidder's statement dated 21 January 2005 (**Original Bidder's Statement**) and the First Supplementary Bidder's Statement dated 4 February 2005. Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement.

2 Scheme document approved by Court

On 11 February 2005, Justice Barrett of the Supreme Court of New South Wales made orders convening a meeting of members to consider the Metcash Scheme.

The effect of the Court order is that a shareholder meeting will take place on 22 March 2005. At this meeting shareholders will vote on the Metcash Scheme. Once approved, the Metcash Scheme will be returned to Court for confirmation.

Justice Barrett also approved a scheme booklet for distribution to Metcash shareholders. This booklet contains an explanation of the effect of the Capital Reorganisation.

In order to ensure Foodland shareholders are appropriately informed, Metcash is lodging a copy of the scheme booklet with this Second Supplementary Bidder's Statement. This is labelled as Annexure A.

3 Other notices

Foodland shareholders should read the Original Bidder's Statement and all supplementary bidder's statements carefully.

A copy of this Second Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers takes any responsibility for the content of this Second Supplementary Bidder's Statement.

Signed on behalf of Metcash.



John Randall
Company Secretary
Metcash Limited

Dated: 11 February 2005

Annexure A – Metcash Scheme Booklet

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited (Metcash)

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Convertible, unsecured, redeemable loan notes (known as Convertible Unsecured Loan Stock (CULS))**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**Approximately 293,665,632 (subject to any further issue of ordinary shares in Metcash prior to the Record Date and to rounding of fractions in determining the number of CULS to be offered)**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**The principal terms of the CULS are summarised in section 1 of the Prospectus released to the market today. The full terms of issue are set out in appendix 1 of the Prospectus. A copy of the CULS Trust Deed is attached.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**No. The CULS are unsecured obligations of Metcash and will therefore rank ahead of Metcash ordinary shares.** **(If the CULS are converted into ordinary shares in The Project X Newco Limited (Newco) in accordance with their terms of issue, the Newco shares issued on conversion will rank equally with other ordinary shares of Newco (other than for dividends or entitlements declared or determined but not paid prior to the relevant conversion date.)**
5	Issue price or consideration	**$2.54**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The proceeds of the offer will be used to partially fund the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings Limited by Newco and the repayment of Metoz debt.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**At this stage, it is expected that CULS issued under the institutional component of the offer (Institutional Offer) will be allotted on 25 February 2005. CULS issued under the retail component of the offer (Retail Offer) are expected to be allotted on 18 March 2005.**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
737,718,758	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,456,030**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**A redemption premium will be paid if the CULS are redeemed.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**No.**
12	Is the issue renounceable or non-renounceable?	**Non-renounceable.**
13	Ratio in which the +securities will be offered	**5 CULS for each 6 ordinary shares held in Metcash**
14	+Class of +securities to which the offer relates	**Ordinary shares in Metcash**
15	+Record date to determine entitlements	**5.00pm Sydney time on 22 February 2005**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**For rounding purposes, holdings in the same name will be aggregated for the calculation of CULS and Metcash reserves the right to aggregate holdings where it believes holdings have been split in order to take advantage of this rounding. Metcash also reserves the right to aggregate holdings held by associated shareholders for the purpose of calculating CULS.**
17	Policy for deciding entitlements in relation to fractions	**Fractional CULS are rounded to the nearest whole number (with 0.5 of a CULS rounded up to the nearest whole number)**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**All countries except Australia and New Zealand. Metcash has determined not to make offers outside Australia and New Zealand except to certain "institutional shareholders"**

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	**5.00 pm Sydney time on 15 March 2005**
20	Names of any underwriters	**Deutsche Bank AG, Level 18, 225 George Street, Sydney NSW 2000 (Deutsche)**
21	Amount of any underwriting fee or commission	**The offer has been underwritten to $745,885,304 by Deutsche. The underwriting fees to be paid to Deutsche for underwriting the offer are 2% of the underwritten amount.**
22	Names of any brokers to the issue	**Not applicable.**
23	Fee or commission payable to the broker to the issue	**Not applicable.**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**Not applicable.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**Not applicable.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**At this stage, it is expected that the prospectus and the acceptance form will be sent to eligible retail shareholders pursuant to the Retail Offer on the 24th February 2005.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**Monday 14 February 2005**
28	Date rights trading will begin (if applicable)	**Not applicable.**
29	Date rights trading will end (if applicable)	**Not applicable.**
30	How do +security holders sell their entitlements *in full* through a broker?	**Not applicable.**

+ See chapter 19 for defined terms.

31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**Not applicable.**
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**Not applicable.**
33	+Despatch date	**Institutional Offer – Friday 25th February 2005** **Retail Offer – Monday 21st March 2005**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☑ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	**Not applicable.**
39	Class of +securities for which quotation is sought	**Not applicable.**
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Not applicable.**
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	**Not applicable.**

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	**Not applicable.**	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 11th February 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

11 February 2005

Metcash receives court approval to post Scheme Booklet to shareholders and lodges Prospectus for CULS offer to raise approximately $746 million

Metcash Trading Limited ("**Metcash**" or the "**Company**") (ASX:MTT) today announced:

- That it has received court approval to post to shareholders the Scheme Booklet relating to the capital reorganisation as announced in early December 2004 ("**Capital Reorganisation**"); and
- That it has lodged a prospectus for the pro rata offer of Convertible Unsecured Loan Stock ("**CULS**") to partially fund the capital reorganisation.

Chief Executive Officer of Metcash, Mr Andrew Reitzer, said,

"I am pleased to offer our shareholders the opportunity to increase their investment in Metcash through a new security which is expected to be quoted on ASX. The CULS deliver equity funding certainty to support the Capital Reorganisation and allow us flexibility to optimise our capital structure for various potential outcomes of the Capital Reorganisation and takeover bid for Foodland Associated Limited which was also announced in early December."

Capital Reorganisation

Today, Metcash received court approval to post the scheme booklet to shareholders in relation to the Capital Reorganisation). A copy of the Scheme Booklet will be mailed to shareholders in the coming week.

The Capital Reorganisation, if implemented, will result in the establishment of a new group holding company (Newco – later to be renamed Metcash Limited)

and the acquisition of all of the issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited (Metoz Holdings).

The meetings of Metcash shareholders and optionholders to consider the Capital Reorganisation will be held on 22 March 2005.

CULS

Today, Metcash also lodged its Prospectus for the CULS offer ("**Offer**") to raise approximately $746 million with the Australian Securities and Investments Commission. A copy of the Prospectus will be mailed to Metcash shareholders in mid February.

CULS are being offered to Metcash shareholders on a 5 for 6 pro rata basis at an issue price of $2.54 per CULS. The Offer has been underwritten by Deutsche Bank.

Proceeds of the Offer will be used to partially fund the Capital Reorganisation. If the Capital Reorganisation does not become Effective, Metcash will redeem all CULS, and CULS holders will be paid the issue price of $2.54 per CULS plus a redemption premium. If the Capital Reorganisation becomes Effective, 50% of CULS will convert into Newco shares and the remainder will be either converted or redeemed, at Metcash's election.

An offer of CULS to Metcash's institutional shareholders will be conducted on 14–15 February 2005.

The offer to the remainder of Metcash's eligible shareholders is expected to open on 24 February 2005 and close on 15 March 2005.

For eligible shareholders who decide not to accept the Offer, Metcash has made arrangements for CULS offered to these shareholders to be sold to other investors. These shareholders will receive the amount (if any) by which the price achieved in this sale process exceeds $2.54.

Further information

For further information in relation to the Capital Reorganisation and the CULS Offer, please see Metcash's website at www.metcash.com or call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

CULS are being offered pursuant to the Prospectus. Applications may only be made on the Acceptance Form which will accompany the Prospectus.

* * * * * * * * * * * * * *

Metcash would like to inform the market that, following the termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. Despite Metcash considering the allegation to be unfounded and therefore not believing this matter to be material, Metcash notes that Franklins has commenced proceedings seeking as yet unquantified damages. At the same time, Metcash has commenced proceedings against Franklins to recover $1.127 million in disputed service fees.

Metcash does not consider that Franklins has any valid claim against it and has consented to orders permitting inspection of the Metcash records by Franklins' legal advisers and accountants on a confidential basis. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

ENDS

All enquires should be directed to:

Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Mr Edwin Jankelowitz (Finance Director)
Telephone: +61 2 9741 3011

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Metcash Trading Limited
ABN 61 000 031 569

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Albert Edward Harris
Date of last notice	28th March 1994

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21st January 2005
No. of securities held prior to change	Harvick Pty Ltd 90,000 Glowvane Pty Ltd 50,000 A E Harris Superannuation Fund 200,000
Class	MTT
Number acquired	4,980
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,940.00
No. of securities held after change	Harvick Pty Ltd 91,660 Glowvane Pty Ltd 51,660 A E Harris Superannuation Fund 201,660

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Freehills

7 February 2005

Our ref	RXM:JVK:30F
Phone	(02) 9225 5500
Email	rebecca.maslen-stannage@freehills.com
Matter no	80783880
Doc no	Sydney\004790601

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited (**Foodland**).

We attach, pursuant to item 8 of subsection 633(1) of the Corporations Act 2001 (Cth), a notice stating that Metcash has completed sending its bidder's statement and offer to Foodland shareholders.

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Enc

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5000 Facsimile 61 2 9322 4000
GPO Box 4227 Sydney NSW 2001 Australia www.freehills.com DX 361 Sydney
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Metcash Trading Limited (ABN 61 000 031 569)

Company notice – subsection 633(1) item 8 Corporations Act

Notice of completion of sending Bidder's Statement and Offer

To: Australian Stock Exchange Limited

In accordance with item 8 of subsection 633(1) of the Corporations Act 2001 (Cth) (**Act**), Metcash Trading Limited (**Metcash**) gives notice that it has today completed sending its Bidder's Statement dated 21 January 2005 (which contains an offer (**Offer**)) to all persons registered as the holder of ordinary shares in Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) in the register of Foodland shareholders, as at 9.00 a.m. (Sydney time) on 25 January 2005 (being the date set by Metcash under subsection 633(2) of the Act) (**Relevant Offerees**).

The date of the Offer is 7 February 2005.

Annexed to this notice is a copy of the Bidder's Statement (which contains an Offer) together with all additional information sent to the Relevant Offerees as required by subsection 633(6) of the Act (including the Investment Statement sent to Foodland shareholders with a registered address in New Zealand).

Dated: 7 February 2005

Signed:

....

Company Secretary,

Metcash Trading Limited

ACCEPTANCE AND TRANSFER FORM

in respect of the Offer by Metcash Trading Limited (ABN 61 000 031 569) ("Metcash") to acquire all of your Foodland Associated Limited (ABN 13 008 667 650) ("Foodland") Shares.

THIS IS AN IMPORTANT DOCUMENT

IF YOU DO NOT UNDERSTAND IT PLEASE CONSULT YOUR FINANCIAL OR LEGAL ADVISER IMMEDIATELY

STEP 1 – Check your details below

Number of Foodland Associated Limited Shares you hold

HIN / SRN

Sub-register

<Barcode of shareholder number>

STEP 2 – Choose Offer Consideration

Place a cross in either of the boxes to the right indicating which form of consideration you would like to receive from Metcash in exchange for your Foodland Shares. Place a cross in **ONE** box only.

IMPORTANT NOTE: IF YOU DO NOT MAKE AN ELECTION (E.G. IF YOU MARK BOTH BOXES OR NEITHER BOX) YOU WILL BE TAKEN TO HAVE CHOSEN THE CASH ALTERNATIVE.

* Please note that the 2.44 ratio may be adjusted in accordance with clause 23.1(c) of the Offer contained in the Bidder's Statement.

OFFER CONSIDERATION

☐ **$7.18 cash and 1 NZ Share**
(CASH ALTERNATIVE)

OR

☐ **2.44* Metcash A Shares and 1 NZ Share**
(METCASH A SHARE ALTERNATIVE)

STEP 3 – For CHESS Holdings only

If your Foodland Shares are held on the CHESS Sub-register (see "Sub-register" above) to accept the Offer you can either:

- Contact your Controlling Participant – normally your broker – and instruct them to accept the Offer on your behalf;
  (If you do that, you do not need to complete and return this Acceptance Form) **OR**
- If you want Metcash to contact your Controlling Participant on your behalf, write their details here and sign and return this form. By doing so you authorise Metcash to instruct your Controlling Participant to initiate acceptance of the Offer and to take all other steps necessary to cause acceptance of the Offer in accordance with the ASTC Settlement Rules.

BROKER DETAILS (CHESS HOLDINGS ONLY)

Your Broker's Name:	
Your Broker's Address:	
Your Broker's Telephone Number:	

STEP 4 – Sign as indicated below

Sign the form as indicated below and return this form. You must ensure that this form is received by Registries Ltd in sufficient time before the end of the Offer Period to enable Registries Ltd to instruct your Controlling Participant to effect acceptance of the Offer on CHESS during business hours.

I/We, the securityholder(s) named above, being the holder(s) of the ordinary shares in Foodland above:

(1) ACCEPT the Offer in respect of ALL of my/our Foodland Shares ("FAL Shares") as set out above and apply for NZ Shares and any Metcash A Shares to be issued to me under the Offer or to receive any cash under the Offer;

(2) TRANSFER the FAL Shares to Metcash (subject to the Offer being declared free from the conditions in clause 23.9 and 23.13 of the Offer or those conditions being fulfilled) and subject to the Metcash constitution.

(3) AUTHORISE Metcash, its officers and agents to correct any errors in or omissions from this Acceptance and Transfer Form to make it an effective acceptance of the Offer and enable registration of the transfer of the FAL Shares to Metcash; and

(4) AGREE to be bound by the Metcash constitution and the terms and conditions of the Offer set out in Section 23 of the Bidder's Statement.

Please refer overleaf for further instructions on how to complete this form

If this form is signed under power of attorney, the attorney declares that they have no notice of the revocation of the power of attorney.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Please enter your telephone number where you may be contacted during business hours

Dated ___/___/2005 Telephone number:__________________________________.

Your acceptance must be received BEFORE the Offer closes. If the Acceptance Form is sent by mail, you may use the enclosed reply paid envelope. Your acceptance of the Offer must be received before 7.00pm (Sydney time) on 22 April 2005 (unless the Offer is withdrawn or extended).

How to complete this form and ACCEPT the Offer

If you have any queries about how to accept the Offer or how to complete this form, please call the Foodland Offer information line on 1300 766 010 (callers in Australia) or + 61 2 9240 7455 (callers outside Australia).

1. CHESS Holdings

(as indicated by "CHESS" appearing next to "Sub-register" on this Acceptance Form)

If your Foodland Shares are in a CHESS Holding, you do not need to complete and return this Acceptance Form to accept the Offer. You can contact your Controlling Participant and instruct them to accept the Offer on your behalf. If you decide to use this Acceptance Form, follow the instructions below:

It is the responsibility of the eligible securityholder to allow sufficient time for their stockbroker or CHESS controlling participant to initiate acceptance on their behalf in accordance with ASTC Settlement Rule 14.14. However, you must ensure that this form is received in sufficient time before the end of the Offer Period to enable us to instruct your Controlling Participant to effect acceptance on CHESS during business hours.

2. Issuer Sponsored Holdings

(as indicated by "Issuer Sponsored" appearing next to "Sub-register" on this Acceptance Form)

If your Foodland Shares are in an Issuer Sponsored Holding, or if you are not yet registered as the holder of your Foodland Shares, then to accept the Offer, **you must fill out this Acceptance Form overleaf and return it to one of the addresses shown below.**

3. Signature(s)

You must sign the form as follows in the space provided overleaf:

Joint Holding:	Where the securityholding is in more than one name all of the securityholders must sign	**Deceased Estate:**	All executors must sign and, if not already noted by the Metcash registry, a certified copy of Probate or Letters of Administration must accompany this form
Power of Attorney:	To sign under Power of Attorney, you must attach a certified copy of the Power of Attorney to this form when you return it. By signing this form under a Power of Attorney, you will have declared that you have no notice of revocation of the power and are able to further delegate power under it under the Bidder's Statement	**Companies**	This form must be signed by either 2 Directors or a Director and a Company Secretary. Alternatively, where the company has a Sole Director and, pursuant to the Corporations Act, there is no Company Secretary, or where the Sole Director is also the Sole Company Secretary, that Director may sign alone. Delete titles as applicable.

Additional Notes

1. **Power of Attorney** – if you sign this form under power of attorney, you must send a certified copy of the power with the form when you return it. By signing this form under a Power of Attorney, you will have declared that you have no notice of revocation of the power and are able to further delegate power under it under the Bidder's Statement.
2. **Sold all your Foodland Shares** – if you have sold all your Foodland Shares, please send this form and your Bidder's Statement to the stockbroker who acted on your behalf.
3. **Recently bought or sold Foodland Shares** – if you have recently bought or sold any Foodland Shares, your holding may differ from that shown on the front of this form. If so, please alter the number of Foodland Shares shown as your registered holding on the front of this form to the number of Foodland Shares you now hold (including any Foodland Shares of which you are entitled to become registered as holder), initial the alteration and indicate the name of the stockbroker who acted for you.

Information you supply on this Acceptance Form will be used by Metcash Trading Limited and Registries Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Metcash Trading Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you do not supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see Registries Limited's privacy policy on its website www.registriesltd.com.au.

If you fill out and return this Acceptance Form, it must be received at one of the addresses shown below before the end of the Offer Period.

Postal address

Registries Limited
Foodland Associated Limited Offer
Reply Paid 67
Royal Exchange NSW 1224

Delivery in person

Registries Limited
Foodland Associated Limited Offer
Level 2, 28 Margaret Street
SYDNEY NSW 2000

If the Acceptance Form is sent by mail, you may also use the enclosed reply paid envelope.

OFFER INFORMATION LINE

If you have any questions about how to complete this Acceptance Form, please telephone the Offer Information Line:

For Australian callers 1300 766 010

For international callers +61 2 9240 7455

The *Corporations Act* makes it compulsory for all calls made to or received by the Offer Information Line to be recorded, indexed and stored.

WITHDRAWAL FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Takeover Offer by Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")
Withdrawal of acceptance

DO NOT RETURN THIS FORM IF YOU WISH TO ACCEPT METCASH'S OFFER FOR YOUR FOODLAND SHARES

Use this Withdrawal Form if you wish to **withdraw** your acceptance of the Offer. By withdrawing your acceptance of the Offer, you forfeit the right to receive any consideration under the Offer (unless you subsequently accept the Offer or unless your Foodland Shares are compulsorily acquired following the Offer in accordance with the Corporations Act). You cannot withdraw your acceptance of the Offer unless you complete, sign and return this Withdrawal Form in accordance with the instructions on this Withdrawal Form so that it is received NO LATER than the earlier of:

- the date Metcash announces that its minimum acceptance condition is satisfied; and
- the date the Offer closes

To withdraw your acceptance of the Offer, please complete section A, sign in the appropriate boxes in section B and return this Withdrawal Form in accordance with the instructions on this Withdrawal Form.

Section A - Withdrawal

I/We, the person named below wish to withdraw my/our acceptance of the Offer.

Shareholder Details (Foodland Shareholder to complete)	
Registered name	
Registered address	
HIN/SRN/CSN	
Number of Foodland shares	

IMPORTANT: Please see overleaf for important instructions on how to complete Section A

Section B – Signature of Foodland Shareholder

IMPORTANT: Please see overleaf for signing instructions.

By signing this Withdrawal Form, I/We, the person(s) named above, being the persons who have accepted the Offer in respect of the number of Foodland Shares shown above:

(a) withdraw my/our acceptance of the Offer in respect of my/our Foodland Shares and understand that I/we forfeit the right to receive consideration under the Offer unless I/we subsequently accept the Offer or unless my/our Foodland Shares are compulsorily acquired following the Offer in accordance with the Corporations Act; and

(b) authorise Metcash to take such action as may be necessary or desirable to cause the release of my/our Foodland Shares from the Offer Accepted Subposition on CHESS.

If this Withdrawal Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*

Date

/ /

Please enter your telephone number where you may be contacted during business hours. (___)________________

Important Instructions

Words used in this Withdrawal Form have the same meaning as those defined in the Definitions set out in Section 24 of the Bidder's Statement.

1 Instructions on completing Section A of the Withdrawal Form

- Please complete the registered name of your Foodland holding as it appeared on your acceptance form, either an individual, joint holders or company.
- Please complete your address, as it appeared on your acceptance form.
- Please complete your HIN or SRN as it appeared on your acceptance form.
- Please complete the number of Foodland shares you hold.
- Please complete section A using black ink and BLOCK CAPITALS only.
- If you fail to supply the information required by section A, or if the information you supply is incorrect or incomplete, the withdrawal of your acceptance may not be processed.

2 Signing instructions

- **Where appropriate, please sign and date this Withdrawal Form** in the box for signature set out in section B on the front page of this Withdrawal Form.
- **Joint shareholders**: If your Foodland Shares are held in the names of more than one person, all of you must sign this Withdrawal Form.
- **Companies**: This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney**: If this Withdrawal Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Withdrawal Form when you return it.
- **Deceased estates**: When you return this Withdrawal Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act.

3 Privacy statement

Information you supply on this Withdrawal Form will be used by Metcash and Registries Limited for the primary purpose of processing the withdrawal of your acceptance of the Offer. This information may be disclosed to Metcash's professional advisers, securities brokers, printing and mailing service providers and other third parties in connection with the Offer. If you fail to supply this information your withdrawal may not be processed. You may have rights to access the personal information you have supplied.

Mail, Fax or Delivery Instructions

- Foodland Shareholders withdrawing their acceptance of the Offer should mail, fax or deliver their completed Withdrawal Form(s) and any other documents required by these instructions to:

Mail to:	Fax to	Deliver in person to:
Registries Limited	Registries Limited	Registries Limited
Foodland Associated Limited Offer	Foodland Associated Limited Offer	Foodland Associated Limited Offer
Reply Paid 67		Level 2, 28 Margaret Street
Royal Exchange NSW 1224	(02) 9279 0664	SYDNEY NSW 2000
AUSTRALIA		AUSTRALIA

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO WITHDRAW YOUR ACCEPTANCE OF THE OFFER, PLEASE CALL THE FOODLAND OFFER INFORMATION LINE ON 1300 766 010 (OTHER INTERNATIONAL CALLERS DIAL +61 2 9240 7455). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE FOODLAND OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

Metcash Trading Limited
(ABN 61 000 031 569)

NEW ZEALAND INVESTMENT STATEMENT FOR A TAKEOVER OFFER TO SHAREHOLDERS IN FOODLAND ASSOCIATED LIMITED, INCLUDING AN OFFER OF PREFERENCE SHARES

Important Note: This Investment Statement is prepared on 4 February 2005 for the purposes of the Securities Act 1978 and is circulated with the Bidder's Statement of Metcash Trading Limited offering to purchase Foodland Associated Limited dated 21 January 2005 and should be read in conjunction with the Bidder's Statement. Unless the context otherwise requires, terms defined in the Bidder's Statement bear the same meaning in this Investment Statement.

IMPORTANT INFORMATION

(The information in this section is required under the Securities Act 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found on the pages noted below.

CHOOSING AN INVESTMENT ADVISER

You have the right to request from any investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments;
- whether the advice is limited to the investments offered by 1 or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within 5 working days of your request. You must make the request at the time the advice is given or within 1 month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

What sort of investment is this?
Metcash is one of Australia's top 150 listed companies, with a market capitalisation of approximately A$2.5 billion. Metcash has made an offer to Foodland Shareholders pursuant to the Bidder's Statement to acquire all of the shares in Foodland Association Limited (*Offer*).

Metcash offers to acquire all of your Foodland Shares on the terms and subject to the conditions set out in the Bidder's Statement. If the Offer is accepted, for each Foodland Share you may receive Metcash A Shares and NZ Shares (collectively referred to as *Preference Shares*), as described below.

The consideration offered is:

(1) 2.44 Metcash A Shares (subject to adjustment described below) or A$7.18 cash; and

(2) one NZ share

for each of your Foodland Shares.

If, and only if, the Capital Reorganisation (described on page 5) becomes effective, the number of Metcash A Shares offered will be adjusted to reflect the Rights Issue of convertible redeemable, subordinated, unsecured loan notes (*CULS*) proposed to be issued by Metcash being undertaken in or about March 2005, as follows:

$$\text{Adjustment number} = 2.44 \times \frac{\text{5 day VWAP of Metcash shares immediately prior to Ex – Rights Date}}{\text{5 day VWAP of Metcash shares including and immediately after Ex – Rights Date}}$$

Where:

5 day VWAP means the average daily volume weighted average sales price per share during the pricing period of five days as at a set reference date other than shares which are sold otherwise than in the ordinary course of trading (including any transactions defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to exercised options over shares, any overnight crossings and any other sales which the directors consider may not be fairly reflective of natural supply and demand; and

Ex – Rights Date = the date the Metcash ordinary shares go ex-rights with respect to the CULS in accordance with the relevant ASX timetable.

The Offer is only open to:

- each person registered as the holder of Foodland Shares in the register of Foodland Shareholders at 9.00am (Sydney time) on a date set by Metcash under subsection 633(2) of the Corporations Act 2001 of Australia (*Register Date*); and

- any person who becomes registered or entitled to be registered as the holder of Foodland Shares during the period commencing on the Register Date to the end of the Offer Period due to conversion of, or exercise of Rights attached to other securities convertible into Foodland Shares which are on issue as at the Register Date.

The Offer is scheduled to close at 7.00pm (Sydney time) on 22 April 2005, unless extended. Foodland Shareholders will receive written notification of any extension to the Offer.

If you accept the Offer, you undertake to transfer to Metcash not only all Foodland Shares but also all Rights which accrue after 6 December 2004 in respect of those Foodland Shares, provided that you may retain any interim dividend declared by Foodland up to an amount of A$0.43 per share without there being an adjustment to the above consideration. Where Foodland's dividend or other distributions exceed this amount, the Offer consideration will be reduced accordingly.

If you are entitled to a fraction of a Metcash A Share or NZ Share, that fraction will be rounded down to the nearest whole Metcash A Share or NZ Share as appropriate.

The diagram below shows, in summary form, Metcash and Foodland's existing structures and the proposed structure once the Offer is completed.


Before
Foodland Associated Limited
Metcash Trading Limited
Foodland Australia
Foodland New Zealand
Existing Metcash Business
After
Existing Foodland shareholders
Metcash Trading Limited
Foodland New Zealand
Foodland Australia
Existing Metcash Business

If you do not accept the Offer and the Offer is successful, your Foodland Shares will be compulsorily acquired by Metcash and you will be entitled to receive 2.44 Metcash A Shares (subject to any adjustments described previously) or A$7.18 in cash and one NZ Share at the conclusion of this process. If the Offer is unsuccessful, the current structure remains and you retain your Foodland Shares.

Metcash has also proposed a Capital Reorganisation. The Capital Reorganisation will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings Limited. Metoz Holdings Limited is currently Metcash's majority shareholder. It is a South African listed company. Its only material asset is its current interest of approximately 52% in Metcash.

The Capital Reorganisation will be implemented through schemes of arrangements in Australia and South Africa. If the schemes of arrangements are effective, the current shareholders of Metoz Holdings Limited will no longer control Metcash. Foodland Shareholders will not vote on the Capital Reorganisation. Please refer to the Bidder's Statement for more information on the Capital Reorganisation.

The Offer and the Capital Reorganisation are separate proposals and not dependent upon each other. If the Capital Reorganistion does not proceed the Offer can continue. However, the shares that you will ultimately receive will vary depending on whether the Capital Reorganisation is effective, as described below.

Metcash A Shares

A Metcash A Share is a preference share which, once issued, ranks ahead of a Metcash Share for the payment of dividends and for return of capital on the winding up of Metcash. Metcash A Shares have limited voting rights.

If the Capital Reorganisation is effective, Metcash A Shares will be exchanged into ordinary shares in Newco on the completion of the Offer and compulsory acquisition.

Newco is a newly incorporated Australian company which will acquire Metoz Holdings Limited under the Capital Reorganisation. Subject to ASX approval, Newco will be listed on the ASX after the Capital Reorganisation and will change its name to Metcash Limited. If the Capital Reorganisation is effective, (other than Metoz Holdings Limited) will become shareholders of Newco. Newco will own 100% of the ordinary shares of Metcash and the current Metcash Board of Directors will be appointed to the Newco Board. The rights and restrictions attaching to the Newco ordinary shares are set out in Newco's constitution and in the Corporations Act 2001. A summary of rights attaching to Newco shares is set out in annexure G of the Bidder's Statement.

If the Capital Reorganisation is not effective, the Metcash A Shares will convert into Metcash ordinary shares on the completion of the Offer and compulsory acquisition. The rights and restrictions attaching to the Metcash ordinary shares are set out in

Metcash's constitution and in the Corporations Act 2001. A summary of rights attaching to Metcash ordinary shares is set out in annexure G of the Bidder's Statement.

Please refer to section 18 of the Bidder's Statement for further information on Metcash A Shares.

NZ Share

A NZ Share is a preference share which has an economic entitlement to the profits of Foodland New Zealand. Dividends declared by Foodland New Zealand will be paid to NZ Shareholders, net of taxes, subject to the availability of profits. NZ Shares are being issued to enable Metcash to transfer ownership of Foodland New Zealand to Foodland Shareholders after the Offer.

After the Offer and compulsory acquisition has been completed, Metcash proposes to cancel the NZ Shares in exchange for the transfer of shares in NZ Holdco (the holding company for Foodland New Zealand), subject to obtaining the approval of Metcash ordinary shareholders (excluding those who also hold NZ Shares)at that time. If the Capital Reorganisation is effective, Newco can give this approval. If the Capital Reorganisation is not effective, Metoz Holdings Limited has indicated to the board of Metcash that it will vote in favour. The NZ Shareholders must separately approve the transfer of shares in NZ Holdco. The Metcash constitution provides that each NZ Shareholder pre-agrees to vote in favour of this transfer. This means that the vote of NZ Shareholders will be passed with full support.

In the event that NZ Holdco cannot transfer shares as outlined in the above paragraph, Metcash is obliged to use its best endeavours to complete an alternative transaction having a similar effect, or to dispose of Foodland New Zealand and effect a distribution of proceeds.

NZ Holdco is an Australian company which is a wholly owned subsidiary of Metcash. Following a corporate restructuring, NZ Holdco is intended to become the holding company for Foodland New Zealand and will ultimately be renamed. The constitution of NZ Holdco will be the same as the constitution of Foodland. This ensures that shareholders and directors of NZ Holdco will have exactly the same rights, duties and powers as they currently have under the Foodland constitution.

Please refer to section 18 of the Bidder's Statement for further information on NZ Shares.

Who is involved in providing it for me?

Issuer

The Offer is being made by Metcash Trading Limited, whose address is at 4 Newington Road, Silverwater, New South Wales 2128, Australia. Metcash may be contacted from New Zealand on the Foodland Offer Information Line on +61 2 9240 7455. Please note that in order to comply with Australian legal requirements, any calls to this number will

be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers of Metcash or its advisers.

Metcash is a leading marketing and distribution company in the grocery and liquor wholesaling industries in Australia and also in the New Zealand liquor wholesaling market. Metcash was founded in 1927 and underwent a restructure in 1998 after which it focused its activities on the wholesale industries.

How much do I pay?
You will not have to pay monies in relation to the Offer. If you accept the Offer, then, for each Foodland Share that is purchased from you, you will receive:

- 2.44 Metcash A Shares (subject to any adjustments described previously) or A$7.18 in cash; and

- one NZ Share

for each Foodland Share that is purchased from you.

Instructions on how to accept the Offer are also set out on the Acceptance Form, enclosed in the Bidder's Statement.

Metcash will provide the consideration to you on or before the earlier of:

- one month after the date of your acceptance or, if the Offer is subject to a defeating condition when you accept, one month after the Offer becomes unconditional; and

- 21 days after the end of the Offer Period.

Cooling off period
Under the terms of the Offer, you can withdraw your acceptance at any time up until:

- that time when Metcash announces that its voting power in Foodland is at least 90%; or

- 7.00pm on the day Metcash declares the Offer to be unconditional.

You may also be able to withdraw your acceptance if the Offer is extended by a month or more, while the Offer is still conditional.

What are the charges?
There are no charges payable by you to Metcash arising from the Offer. In particular, no brokerage or stamp duty is payable by you on acceptance of the Offer.

The fees and expenses which have been incurred, or will be incurred, in respect of the Offer and which are payable by the Issuer, include:

- $846 million in respect of funding the Offer; and
- $104 million in respect of the transaction and restructure costs.

What returns will I get?

If you accept the Offer, the returns you will receive in respect of the Preference Shares will be determined by the appreciation, if any, in the value of the Preference Shares or securities into which the Preference Shares convert (*Converted Preference Shares*), and by distributions made in respect of those shares, if any.

Any appreciation in the value of the Preference Shares or Converted Preference Shares will depend on a number of factors related, among other things, to Metcash's financial performance. The section headed "What are my risks?" below and section 19 of the Bidder's Statement detail matters which may affect the Group's performance.

No amount of returns, quantifiable as at the date of this Investment Statement or otherwise, or enforceable by Foodland Shareholders has been promised in respect of the Offer.

Taxes are likely to affect the returns referred to above. The Australian taxation implications of accepting the Offer may not necessarily be applicable to New Zealand investors. New Zealand investors should satisfy themselves as to the tax implications of accepting the Offer, having regard to their own circumstances, and after taking their own professional tax advice in relation to the Offer.

For the avoidance of doubt, neither the directors nor Metcash nor any other person, can give any assurances as to any appreciation in the price of the Preference Shares or the Converted Preference Shares, the availability, extent, timing, frequency or actual payment of future dividends or the availability, extent, future dates or timing of franking credits. The level of dividends payable in the future will be at the discretion of the directors of the relevant company and will depend upon a number of factors including future distributable earnings of the company, its capital requirements, the amount of Australian tax paid, the overall financial condition of the company and the current and future operating conditions. Accordingly, as at the date of this Investment Statement, the dates and the frequency of future return payments, if any, are unknown, subject to the comments below.

Metcash intends to pay a second interim 2005 dividend from distributable profits of A$0.04 cents prior to the Capital Reorganisation becoming Effective. Following this, the amount of any dividends paid from Metcash will be impacted by the Capital Reorganisation.

If the Capital Reorganisation is not Effective, Metcash will still incur a large portion of the relevant transaction costs, thereby potentially limiting the amount of any dividend that Metcash may pay from the profits generated in the 2005 financial year.

If the Capital Reorganisation is Effective, all current year and retained earnings of Metcash will be reclassified as pre-acquisition reserves. As pre-acquisition reserves are not available to pay dividends, Newco will be unable to declare a final dividend in relation to the 2005 financial year. However, subject to the availability of sufficient profits Newco expects to be in a position to declare a dividend in relation to the six months ending 31 October 2005.

The Metcash A Shareholders will be entitled in accordance with their terms of issue to receive dividends in priority to any payment of a dividend to the holders of Metcash ordinary shares and CUPS. However, NZ Shares receive a preferential dividend based on the profits of Foodland New Zealand. In the event NZ Holdco receives a dividend from its subsidiaries, no dividend can be paid on the Metcash A Shares until the dividend has been paid on the NZ Shares in the amount of the dividend received by NZ Holdco, net of taxes.

NZ Shareholders will be entitled to a dividend equal to the net amount received by NZ Holdco. Were NZ Holdco not to have any profits, then NZ Shareholders would not be entitled to a dividend from Metcash. This would be the case even though Metcash's Australian operations may be profitable. Furthermore, were NZ Holdco to receive a cash dividend, but Metcash did not have profits for distributions, NZ Shares could not receive a dividend. NZ Holdco is entitled to dividends declared from Foodland New Zealand. Under New Zealand company law, a company may declare dividends to the extent that cashflow permits, subject to a solvency test.

In the event that a dividend is declared by Metcash, it is the entity legally liable to pay it. In the event that a dividend is declared by Newco, it is the entity legally liable to pay it. In the event that a dividend is declared by NZ Holdco, it is the entity legally liable to pay it.

Investors should note that no person promises or guarantees that investors will receive a return on the Preference Shares or the Converted Preference Shares.

What are my risks?

Many of the risks referred to in this section of the Investment Statement are outside of the Metcash's control. No one risk factor should be considered in isolation from the others.

A summary of the main risk factors relevant to Foodland Shareholders' consideration of the Offer is set out below. However, this summary is not exhaustive, and potential investors should examine the contents of the Bidder's Statement and consult their professional advisers before deciding whether to accept the Offer.

Factors which may affect New Metcash's financial position, prospects and price of the Preference Shares and the Converted Preference Shares include, but are not limited to, the following:

- General economic risks: The prices of shares fall as well as rise. Many factors affect the price of shares including movements in interest rates, inflation, mortgage rates, foreign exchange rates, the labour market environment and oil prices.

- Changes in economic conditions: Changes as a result of, but not limited to, war, civil unrest or terrorist activities, anywhere in the world may affect demand for the goods and services sold by, or provided to New Metcash which may have an adverse effect on New Metcash's financial performance.

- Stock market risks: The price at which Metcash A Shares and NZ Shares trade on ASX may be determined by a range of factors including movements in international and local stock markets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies. In the future, these factors may cause New Metcash to trade at below current prices and may affect the financial position of New Metcash.

- Competitive risks: The Australian retail grocery market has become increasingly competitive in recent years, as Woolworths and Coles Myer have, through acquisitions and organic growth, attained a significant combined market share. As competition increases which for example may be initiated through aggressive pricing strategies, there is a risk that Metcash's customers' operating and financial performance may be affected. This may lead to independent retailers, currently supplied by Metcash, deciding to sell their business to the major grocery chains. Other potential risks include the loss of key customers and the entry of new wholesalers to the market.

- Health concerns: A significant proportion of New Metcash's sales relates to food products. A real or perceived health risk associated with any type of food group (for example, meat or seafood) can have an adverse affect on sales of that product and consequently the companies involved in the sale of that product.

- Damage to infrastructure: Loss or destruction of utilities and infrastructure such as power, warehouses, communications and transportation may prevent New Metcash from carrying on its business in the normal manner and may therefore have a negative impact on New Metcash's sales.

- Dependence on suppliers: Metcash's business relies on the ongoing supply of products to it from a wide range of suppliers. Natural disasters such as earthquakes, fire and floods as well as industrial factors can result in interruptions to Metcash's sources of supply and may consequently have an adverse affect on New Metcash's business.

- Scarcity of supply: Scarcity of certain products may result in higher prices being demanded for those products. In particular, the supply of agriculturally based products can be impacted by factors such as drought, flood and other natural disasters.. Consumers may not be willing to pay these higher prices and this may impact upon demand by New Metcash's customers for these products, hence impacting sales and profits.

- Labour relations: Metcash has not experienced any significant labour disputes or work stoppages in recent years and Metcash believes it has satisfactory relationships with relevant unions. However, a work stoppage due to failure to renegotiate an enterprise bargaining agreement or otherwise, could have a material adverse impact on New Metcash.

- Acquisitions: Metcash has in recent years acquired a number of businesses, and intends to grow its underlying businesses by acquisition where appropriate. If New Metcash is unable to integrate businesses successfully and realise anticipated economic, operational and other benefits in a timely manner, its sales and profitability may be impacted. In addition, the failure to integrate acquired businesses successfully may divert management's attention from its existing business operations.

- Changes in stock market rating of Metcash or Newco securities: There is a risk that the stock market rating of shares in New Metcash may change relative to other quoted securities. Any such change may result from either the Capital Reorganisation or the Offer or from matters affected by market sentiment either generally or in relation to the retail or wholesale grocery market in Australia. Changes to the stock market rating may affect the demand for, and price of, New Metcash securities.

- Synergies risks: Metcash's ability to realise certain of the synergies and efficiencies will depend on the assumptions made by Metcash in relation to the Foodland Group and New Metcash's ability to deliver the synergies in an efficient and cost effective manner. There is no guarantee that any cost savings will ultimately be realised.

- Integration risks: A risk exists that integration may take longer than expected and/or that the quantum of synergies and efficiencies achieved is less than estimated as part of the general operational review. There is also a risk that, if the integration of Foodland Australia with Metcash is not completed efficiently and in a timely manner, it will negatively affect customers, employees and suppliers.

- Sale of Action stores: Metcash intends to divest the 82 Action stores currently owned and operated by Foodland in Queensland, northern NSW and Western Australia. There is a risk that the sale of these stores will occur more slowly and at lower prices than expected by Metcash. This risk could eventuate due to factors including potential buyers not having the financial capacity to acquire certain stores

and the possibility that Metcash may have overpaid in acquiring these stores. This risk is mitigated to an extent by the funding structure put in place to acquire the stores from Foodland.

- Government and regulatory: The businesses of New Metcash may be affected by changes in laws, taxes and government and regulatory policy.
- Foodland information: In preparing the information on Foodland included in the Bidder's Statement, Metcash has relied on publicly available information. Metcash has not otherwise been allowed direct access to Foodland or its independent accountants. Any inaccuracy in the Foodland information contained in the Bidder's Statement could have an adverse impact on the financial performance of New Metcash and the value of Metcash Shares or Newco Shares. In addition, it is possible that additional risks may exist in relation to Foodland's business which are unknown to Metcash.
- Information technology: Metcash relies on its information technology systems to conduct its business. Any loss, failure or disruption to its IT systems may result in New Metcash's businesses being adversely affected. Furthermore, the integrity of the data stored on these systems could be compromised due to computer viruses or any other factor.
- Litigation: Foodland has commenced legal action against the Australian Taxation Office in order to have set aside income tax assessments and related penalties and interest of A$25.5 million. Metcash intends to recognise a contingent liability of A$25.5 million in accordance with Australian IFRS. Such liability has been recognised in the information provided in section 16 of the Bidder's Statement.
- Loss of key staff: The performance of New Metcash is to some extent dependent on the retention of certain key personnel currently employed by both Metcash and Foodland Australia.
- Issue of Metcash Shares: Pursuant to the Offer, Metcash will issue a significant number of Metcash A Shares and NZ Shares. Some Foodland Shareholders may not wish to continue to hold Metcash A Shares and NZ Shares which they receive and may sell them on ASX. Further a nominee appointed by Metcash (and approved by the Australian Securities and Investments Commission) will be issued any Metcash A Shares and NZ Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer. If a significant number of Foodland Shareholders who accept the Metcash A Share Alternative, sell their Metcash A Shares and NZ Shares, or there is a significant number of Foodland Shares held by Foreign Shareholders who choose the Metcash A Share Alternative (resulting in a significant number of Metcash A Shares and NZ Shares being sold by the nominee) the price at which Metcash A Shares and NZ Shares are traded on ASX may be adversely affected.

- Market fluctuations: Foodland Shareholders are being offered consideration pursuant to the Offer where they can elect either Metcash A Shares or cash and NZ Shares. As a result, the market value of the Metcash A Shares and NZ Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of Metcash A Shares and NZ Shares at the time at which they are received by Foodland Shareholders who accept the Offer may vary significantly from their market value at any other time.

- Gearing of New Metcash: Should the Offer be successful, the gearing of Metcash will be a function of the level of takeup by Foodland Shareholders of Metcash A Shares versus cash pursuant to the Offer, and whether the proposed Capital Reorganisation of Metcash is approved by Metcash and Metoz Holdings Limited Shareholders. Higher levels of leverage may potentially restrict the ability of New Metcash to borrow in the future and may also increase the sensitivity of New Metcash's earnings to movements in interest rates.

- Conditions and events of default in relation to funding: The Offer is conditional on, during and at the end of the Offer Period, certain events. Please refer to the section titled 'How do I cash in my investment?' of this Investment Statement for further details and section 19.4(d) of the Bidder's Statement.

- Higher leverage: Metcash will be financing the Capital Reorganisation and the Offer through a combination of debt and equity. If only the Capital Reorganisation is to complete, Metcash estimates that it will draw down approximately A$527 million of the syndicated facility.

- Contingent liabilities on warranties in South African sale agreement: The sale agreement for this transaction contained a number of warranties given by Metoz Holdings Limited concerning Metrade and the operations being sold. However, no limitations were included in the agreement with regard to the amounts which can be claimed for a breach of warranty or the period within in which any claims for breach of warranty can be brought. If the Consortium makes a warranty claim in regard to the businesses acquired, Metoz Holdings Limited may be liable for the full amount of the loss which the Consortium can prove that it suffered. Further, the time limit for bringing warranty claims is the statutory time limit. Accordingly, Metoz Holdings Limited will have an unqualified contingent liability with respect to any such warranty claims for a potentially indefinite period. Newco intends to liquidate Metoz Holdings Limited following a post scheme restructuring.

- ASX Listing: Metcash, based on discussions with ASX, believes that the Metcash A Shares and the NZ Shares will be quoted on the ASX. However, this cannot be guaranteed.

- Acquisition of NZ Shares: Prior to the completion of the distribution of shares in NZ Holdco to NZ Shareholders, NZ Shares are non voting shares. Because they are

non voting shares, they are not subject to the restrictions in Chapter 6 of the Corporations Act 2001 on acquisition of interests in voting shares. A person may acquire a significant number of NZ Shares without having to make a takeover offer as would have been required if NZ Shares had been voting shares. Such an acquisition may give the person control of Foodland New Zealand.

- Suspension/discontinuance of quotations: Trading of Metcash A Shares and NZ Shares may be halted or suspended by ASX. This may occur whenever ASX deems such action appropriate in the interests of maintaining a fair and orderly market in Metcash A Shares and NZ Shares, or ASX otherwise deems such action advisable in the public interest or to protect investors.

- Transfer of NZ Holdco: If the transfer of NZ Holdco cannot be achieved as proposed in section 14.4 of the Bidder's Statement, Metcash will consider alternative methods to transfer the value of NZ Holdco for the benefit of NZ Shareholders. Such methods may include a trade sale of the Foodland NZ business or the implementation of a scheme to effect its demerger. These proposals would be conditional on satisfactory legal, taxation and financial due diligence.

  In the unlikely event that the transfer of NZ Holdco cannot be achieved, Metcash is obliged to use its best endeavours to procure the completion of another transaction having substantially the same effect as the transfer of NZ Holdco or the sale of Foodland New Zealand and the distribution of the after tax proceeds of the sale to NZ Shareholders. It is expected that NZ Shares will continue to trade on the ASX and reflect the economic value of the Foodland New Zealand business. In such circumstances it is possible that the NZ Shares may trade on the ASX at prices that reflect a discount to the price at which NZ Holdco may trade on the ASX, should the shares in the NZ Holdco be distributed to NZ Shareholders.

- Risks arising from the Restructure: It may be the case that certain tax, legal or financial impediments will make the Restructure difficult or costly to achieve. If this is the case Metcash will consider alternative methods to effect the same result that will be achieved were the Restructure completed.

If you are in doubt as to whether you should accept the Offer, you should seek advice on the matters contained in the Bidder's Statement and in this Investment Statement from a stockbroker, solicitor, accountant or other professional advisor immediately.

Consequences of insolvency

If Metcash, Newco or NZ Holdco becomes insolvent, investors will not be liable to pay any monies to any person as a result of the relevant company's insolvency.

In a winding up or a liquidation, you would not normally receive any return of capital until Metcash, Newco or NZ Holdco had first paid its secured and unsecured creditors. In a winding up or a liquidation, subject to any special or preferential rights attaching to

any class or shares (as described below), you will be entitled to a share in any surplus assets of Metcash, Newco or NZ Holdco in proportion to the amounts paid (or credited as paid up) on the shares.

In the case of a winding up of Metcash, the Metcash A Shareholders in accordance with the terms of issue shall be entitled to receive a distribution in preference to ordinary shareholders. However, the NZ Shareholders shall be entitled a preferential entitlement based on the proceeds of a winding up of NZ Holdco. Accordingly, the proceeds from the winding up of the NZ Holdco are not available for distribution to holders of Metcash A Shares or Metcash ordinary shares. Metcash A Shares will convert into Metcash ordinary shares if the schemes are not effective. As such, they will only be entitled to receive a dividend on liquidation once the NZ Shareholders have received their liquidation preference dividend.

The NZ Shares give NZ Shareholders an economic interest in the Foodland New Zealand business. However, due to the operation of Australian insolvency law and the structure of Metcash and Foodland following the Offer, it is impossible to place NZ Shareholders in exactly the same position as shareholders of NZ Holdco. In particular, because NZ Shareholders are shareholders of Metcash, not of NZ Holdco, were there to be a failure of Metcash's non-Foodland New Zealand operation resulting in a winding up of Metcash, NZ Shareholders could not be guaranteed a return equal to the residual value of the Foodland's New Zealand business. NZ Holdco will be an asset of Metcash available for distribution to priority creditors of Metcash who rank ahead of NZ Shareholders. NZ Shareholders will have a priority entitlement out of the surplus assets of Metcash to the residual value of NZ Holdco, but this entitlement is only in priority to other shareholders of Metcash, not creditors of Metcash.

Can the investment be altered?

The rights attached to the Metcash A Shares and NZ Shares may be varied in accordance with the relevant provisions of the Bidder's Statement, the Corporations Act 2001, the constitution of Metcash and the Capital Reorganisation that is to be implemented in Australia and South Africa.

Metcash may make changes to the terms of issue of the Metcash A Shares or the NZ Shares without the consent of Metcash A Shareholders or NZ Shareholders, if such changes are, in the opinion of the directors:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error; or

(c) not likely to be materially prejudicial to the interest of holders of Metcash A Shares or NZ Shares, as appropriate.

The rights attached to the Converted Preference Shares may be varied in accordance with the relevant provisions of the Corporations Act 2001 and the constitution of the relevant company.

How do I cash in my investment?

Early termination

The Offer will only proceed if:

(a) all regulatory approvals or consents required by law are obtained;

(b) no material adverse event has occurred to the business;

(c) during, and at the end of the Offer Period, each of the preconditions to the availability of the financing facility is and remains satisfied and there is no event of default, or potential event of default under the financing facility; and

(d) during, or at the end of the Offer Period, Metcash and its associates have relevant interests in at least 90% of the Foodland Shares.

If the above conditions and other conditions detailed in the Bidder's Statement are not met, the Offer will not proceed. For further information on the Offer conditions, please refer to section 23.9 of the Bidder's Statement.

Right to sell securities

Metcash A Shares and NZ Shares are not currently listed, but an application has been made to ASX for official quotation of the Metcash A Shares and NZ Shares. Quotation is not guaranteed or automatic on such an application. Nothing in this Investment Statement or in the Bidder's Statement will be taken to state or imply that the Metcash A Shares and NZ Shares issued under this Offer will be quoted on ASX. Quotation is subject to ASX's approval. It is a statutory condition to the Offer that such approval be granted no later than seven days after the end of the Offer Period.

The Metcash A Shares will ultimately convert into Metcash ordinary shares or Newco Shares, which will be quoted on the ASX (subject to ASX approval). It is intended that the NZ Shares will be converted into NZ Holdco shares, which are also intended to be quoted on the ASX. The quotation of the Newco shares and the NZ Holdco shares is subject to ASX approval. If granted, you will be able to sell the shares you receive on ASX.

If the Metcash A Shares and the NZ Shares are not quoted on ASX, this may make it more difficult for Metcash A Shareholders and NZ Shareholders to sell their Metcash A Shares and NZ Shares. However, following the quotation of the Metcash A Shares and NZ Shares on ASX, in the opinion of Metcash there will be an established market for the sale of the Metcash A Shares and the NZ Shares (subject to the risk factors discussed in section 19.6 of the Bidder's Statement). As at the date of the Bidder's

Statement there is no established market for the Metcash A Shares and NZ Shares. Any sale of Metcash A Shares and NZ Shares will attract the usual brokerage fees.

Similarly, if the Newco shares and NZ Holdco shares are not quoted on ASX, this may make it more difficult for Newco shareholders and NZ Holdco shareholders to sell their Newco shares and NZ Holdco shares. However, following the quotation of the Newco Shares and NZ Holdco shares on ASX, in the opinion of Metcash there will be an established market for the sale of the Newco shares and the NZ Holdco shares. As at the date of the Bidder's Statement there is no established market for Newco shares and NZ Holdco shares. Any sale of Newco shares and NZ Holdco shares will attract the usual brokerage fees.

As discussed earlier, in the event that the Capital Reorganisation is not effective, Metcash A Shares will convert into ordinary shares in Metcash. Metcash ordinary shares are already quoted on the ASX and therefore an established market for Metcash ordinary shares exists. Any sale of Metcash ordinary shares will attract the usual brokerage fees.

Who do I contact with enquiries about my investment?
If you have any queries in relation to the Offer, please contact the Foodland Offer Information Line on +61 2 9240 7455. To comply with legal requirements in Australia, calls to this number will be recorded. Written correspondence may be sent to Investor Relations at 4 Newington Road, Silverwater, NSW 2128, Australia.

Is there anyone to whom I can complain if I have problems with the investment?
A complaint about your investment may be made to the Foodland Offer Information Line on +61 2 9240 7455. To comply with legal requirements in Australia, calls to this number will be recorded. Written correspondence may be sent to Investor Relations at 4 Newington Road, Silverwater, NSW 2128, Australia.

Investors can direct complaints about misconduct or illegal activity concerning the Offer or information provided about their investment, to the Australian Securities and Investments Commission (*ASIC*). Investors can download a complaint form from ASIC's website (www.asic.gov.au) and submit it with ASIC either electronically, by fax to +61 3 5177 3749 or posted to ASIC Complaints, Australian Securities and Investments Commission, PO Box 9149, Traralgon Vic 3844, Australia.

There is no ombudsman in New Zealand to whom complaints can be made about your investment.

What other information can I obtain about this investment?
Bidder's Statement and financial statements
Further details of the terms of the Offer and additional important information about Metcash and its activities, are contained in the Bidder's Statement, and the Metcash's

financial statements (included in the Bidder's Statement). A copy of the Bidder's Statement has been circulated with this Investment Statement. A copy of Metcash's most recent financial statements (contained in Metcash's annual reports) can be obtained, free of charge, from www.metcash.com. Copies of the Bidder's Statement and other documents of or relating to Metcash have been lodged on a public register at the Companies Office of the Ministry of Economic Development and are available for public inspection.

Annual information

Each shareholder of Metcash is entitled to receive notice of general meetings of Metcash and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution of Metcash and the laws of Australia. Similarly, each shareholder of Newco or NZ Holdco will be entitled to receive notice of general meetings of Newco or NZ Holdco and to receive all notices, accounts and other documents required to be sent to shareholders under the constitution of Newco or NZ Holdco and the laws of Australia.

On request information

It is a New Zealand law requirement that Metcash, upon request by a New Zealand offeree made to Foodland Offer Information Line on +61 2 9240 7455 (for legal reasons, calls to this number will be recorded) and within 5 working days of receipt of such a request, and without charge or fee, send to the offeree a copy of the Bidder's Statement and copies of all other documents which, under certain Australian laws, must accompany a copy of the Bidder's Statement in Australia or which have been lodged with the Australian Securities and Investments Commission and which are taken to be included in the Bidder's Statement under section 712 of the Corporations Act 2001.

Securities Act (Australian Issuers) Exemption Notice 2002

The Offer is being made to New Zealand investors, pursuant to and in accordance with the Securities Act (Australian Issuers) Exemption Notice 2002 (the *Exemption Notice*). Under the terms of the Exemption Notice, Metcash is required to draw certain matters to the attention of New Zealand investors. These matters are set out below:

- New Zealand investors should satisfy themselves as to the tax implications of accepting the Offer.

- Accepting the Offer may carry with it a currency exchange risk.

- The financial reporting requirements applying in New Zealand and those applying to Metcash may be different, and the financial statements of Metcash may not be compatible in all respects with financial statements prepared in accordance with the New Zealand law.

- The allotment of the Preference Shares will be made in the manner specified in the Bidder's Statement and prescribed by the law of Australia (being the law under

which the Bidder's Statement has been lodged in Australia), and Metcash may not be subject in all respects to New Zealand law. Any contract between Metcash and any New Zealand applicants in respect of the Preference Shares may be unenforceable in New Zealand courts (the matter may instead be determined to be the exclusive jurisdiction of Australian courts).

- Although a copy of the Bidder's Statement and other documentation has been received by the Registrar of Companies, the Bidder's Statement has not been registered in New Zealand under or in accordance with New Zealand law and accordingly may not contain all the information that a New Zealand registered prospectus is required to contain.

- It is not a condition of the Exemption Notice that Metcash be listed on the New Zealand Exchange. New Zealand resident investors may not have access to information concerning the Australian issuer in the same way as investors have in relation to an issuer listed on the New Zealand Exchange.

- The Australian Securities and Investments Commission has granted two exemptions relating to the Offer as described below:

  - an exemption from compliance with section 654A(1) of the Corporations Act 2001, prohibiting the disposal of any securities in the bid class during the bid period, for Foodland Shareholders that have withdrawn their acceptance of the Offer; and

  - an exemption from compliance with sections 707(3) and 707(4) of the Corporations Act 2001, relating to disclosure of indirect issues, in respect of the exchange of Metcash A Shares for shares in Newco.

Agreement as to Jurisdiction

In respect of a dispute concerning the contract for the Preference Shares, Metcash:

- agrees to submit to the non-exclusive jurisdiction of the New Zealand courts (the *statement*);

- agrees that the statement is an agreement with each investor for the purposes of section 389(1)(e) of the Companies Act 1993;

- draws to the attention of investors that, despite the statement, the contract in respect of the Preference Shares may not always be enforceable in New Zealand; and

- has instructed Chapman Tripp Sheffield Young, Level 35, ANZ Tower, Albert Street, Auckland, Attention: Stephen Lowe as its New Zealand agent for service to accept service in New Zealand of any document on its behalf.

Freehills

4 February 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Matter no 80783880
Doc no Sydney\004792359

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited (**Foodland**).

We attach, pursuant to paragraph 647(3)(b) of the Corporations Act 2001, Metcash's supplementary bidder's statement dated 4 February 2005 (which supplements Metcash's original bidder's statement dated 21 February 2005).

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Enc

1 Introduction

This document is a supplementary bidder's statement. It is the first supplementary bidder's statement issued by Metcash Trading Limited (ABN 61 000 031 569) (**Metcash**) in relation to Metcash's off-market takeover bid for Foodland Associated Limited (ABN 13 008 667 650) (**Foodland**) (**Supplementary Bidder's Statement**).

This First Supplementary Bidder's Statement supplements, and should be read together with, Metcash's bidder's statement dated 21 January 2005 (**Original Bidder's Statement**). Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this First Supplementary Bidder's Statement.

2 Australian Stock Exchange confirmations

2.1 NZ Holdco Transfer

In the Original Bidder's Statement, Metcash indicated in paragraph 22.2 that it had applied for a waiver of Listing Rule 11.4 in relation to the NZ Holdco Transfer.

ASX has confirmed that the proposed exchange of preference shares issued by the Company to Foodland Associated Limited shareholders as part consideration for the takeover offer for an ordinary share in NZ Holdco Limited is fair for the purposes of listing rule 11.4. Therefore listing rule 11.4 does not apply. This will enable Metcash to comply with applicable ASX Listing Rule requirements in transferring Foodland New Zealand to NZ Shareholders only, rather than making an offer to all Metcash Shareholders.

2.2 Terms of A and NZ Shares

Metcash requested that ASX confirm the terms of the A Shares and NZ Shares are appropriate and equitable for the purposes of ASX Listing Rule 6.1 and that, subject to satisfaction of customary conditions in relation to the quotation of securities, ASX is likely to quote the A Shares and NZ Shares. ASX has provided that confirmation.

2.3 Consent

ASX has consented to the inclusion of the second sentence under heading 2.1 above and the second sentence under heading 2.2 above, in the form and context in which the statements have been included, and has not withdrawn that consent.

The ASX confirmations are based solely on the information provided by Metcash. Metcash believes that it has provided all relevant information to ASX. ASX has not caused or authorised the issue of this First Supplementary Bidder's Statement or been in any way involved in the making of the Offer. ASX has not expressed any view on any other ASX Listing Rule or on the fairness, appropriateness or equity of any matter other than for the limited purpose of the specific ASX Listing Rules referred to above.

3 Withdrawal Facility

The Original Bidder's Statement indicates that you may withdraw your acceptance at any time until the earlier of Metcash announcing that its 90% minimum acceptance condition has been satisfied or Metcash declaring the Offer free of all conditions. Since Metcash will not waive the 90% minimum acceptance condition, the 90% condition will be satisfied at an earlier time than the Offer becomes free of all conditions.

This First Supplementary Bidder's Statement therefore replaces the answer to the "Can I withdraw my acceptance?" in Section 8.2 of the Original Bidder's Statement with the following:

"*Under the terms of the Offer, you can withdraw your acceptance by giving notice in writing at any time before:*

- *Metcash announcing that its minimum acceptance condition has been satisfied;*
- *the end of the Offer period,*

whichever occurs first.

You may also be able to withdraw your acceptance if the Offer is extended by a month or more."

Similarly, Section 23.6(a)(1) of the Original Bidder's Statement is deleted and replaced with "*the end of the Offer period*".

4 Other notices

Foodland shareholders should read the Original Bidder's Statement and all supplementary bidder's statements carefully.

A copy of this First Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers takes any responsibility for the content of this First Supplementary Bidder's Statement.

Signed on behalf of Metcash following a unanimous resolution of the directors of Metcash.



John Randall
Company Secretary
Metcash Limited

Dated: 4 February 2005

TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

4th February 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

I wish to advise that, in relation to the proposed take-over of Foodland Associated Limited announced to the market on 6th December 2004, the Bidders Statement will be despatched to Foodland Associated Limited Shareholders on Monday 7th February 2005.

Further to our announcement dated 20th January 2005 advising the results of the General Meeting held that day, and detailing the results of the polls conducted on each of the three resolutions put to the meeting, listed below are details of the proxies voted for each resolution. The proxies were included in the poll results.

Resolution Number	Total no. of proxy votes exercisable by all proxies validly appointed	For the Resolution	Against the Resolution	Open	Abstain
1	550,938,337	540,515,840	6,955,091	3,399,986	67,420
2	398,633,646	394,954,615	163,941	3,391,486	123,604
3	165,606,337	154,234,826	7,878,605	3,413,486	79,420

Yours faithfully



John Randall
Company Secretary

71dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**888,090**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$0.44 (114,700 shares)** **$0.431 (22,000 shares)** **$1.538 (751,390 shares**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Exercise of 888,090 Employee Options**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**31st January 2005**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	737,718,758	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**15,456,030**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 2nd February 2005
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

71dirRule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Metcash Trading Limited

ABN

61 000 031 569

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully Paid Ordinary Shares**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**6,967,370 MTT**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

201312

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**
5	Issue price or consideration	**$3.00**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Shares allocated under Share Purchase Plan**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**21 January 2005**

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
736,830,668	Ordinary (MTT)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**16,344,120**	**Options (MTTAI)**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 21st January 2005.
(~~Director~~/Company Secretary)

Print name: .....JOHN RANDALL..........

+ See chapter 19 for defined terms.

Freehills

27 January 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Matter no 80783880
Doc no Sydney\004787491

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited which was announced on 6 December 2005.

We attach, pursuant to section 630(4) of the Corporations Act 2001 (Cth), a notice indicating that the condition in clause 23.9(b) (ACCC approval) of Metcash's bidder's statement dated 21 January 2005, has been fulfilled.

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

200991
5 09pm
27/01

Metcash Trading Limited (ABN 61 000 031 569)

Company notice – section 630(4) Corporations Act 2001

Notice that defeating condition to takeover bid fulfilled

To: Foodland Associated Limited (ABN 13 008 667 650); and

Australian Stock Exchange Limited

For the purposes of subsection 630(4) of the Corporations Act 2001, Metcash Trading Limited gives notice declaring that the condition to its offers for all the ordinary shares in Foodland Associated Limited, as set out in clause 23.9(b) (ACCC approval) of its bidder's statement dated 21 January 2005, has been fulfilled (so the offers have become free of this condition).

Date: 27 January 2005

Signed for and on behalf of

Metcash Trading Limited:



....

Company Secretary,

Metcash Trading Limited



Australian Competition & Consumer Commission

PO Box 1199
Dickson ACT 2602

470 Northbourne Ave
Dickson ACT 2602
Australia

Ph (02) 6243 1111
Fax (02) 6243 1199

Contact Officer: David Jones
Contact Phone: (02) 6243 1253

27 January 2005

Mr Michael Gray
Partner
Freehills
GPO Box 4227
SYDNEY NSW 2001

By facsimile: (02) 9322 4000

Dear Mr Gray

Re: Proposed Acquisition of Foodland Associated Limited by Metcash Trading Limited

I refer to your submission of 23 December 2004 to the Australian Competition and Consumer Commission ('the Commission') regarding the above proposed transaction.

The Commission has considered the information provided by you and other material it has before it and based on that information the Commission does not propose to intervene in the above matter pursuant to section 50 of the *Trade Practices Act*.

The Commission reserves its right to reconsider the proposed acquisition if it becomes aware that any information upon which it has based its view is in any way incorrect or incomplete.

If you would like to discuss this matter further, please contact David Jones on (02) 6243 1253.

Yours sincerely

Tim Grimwade
General Manager
Mergers and Asset Sales




TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

27 January 2005

METCASH ACCC CLEARS WAY FOR FOODLAND OFFER

The Australian Competition & Consumer Commission today informed Metcash Trading Ltd that "it does not propose to intervene" in Metcash's takeover of Foodland Associated Ltd.

The decision relates to Section 50 of the Trade Practices Act, covering market dominance issues.

The ACCC's announcement follows Metcash last Friday lodging its Bidder's Statement with the Australian Securities and Investments Commission for its off-market takeover for all the shares of Foodland.

For each Foodland Share held, Metcash is offering consideration, which has been valued at $21.26 - $26.62.

Chief Executive Officer of Metcash, Mr Andrew Reitzer, said, " We are delighted that the ACCC will not intervene in our takeover of Foodland, which will create a dynamic third force in the Australian retail market.

For Further Information Call:

Andrew Reitzer
Metcash Trading Ltd
(612) 9741 3060

Tim Allerton
City PR
(02) 9267 4511

NEWS RELEASE





Australian Competition & Consumer Commission

PO Box 1199, Dickson ACT 2602
470 Northbourne Ave, Dickson ACT 2602
Ph (02) 6243 1111 Fax (02) 6243 1199

www.accc.gov.au

A.C.C.C. NOT TO INTERVENE IN METCASH TRADING LIMITED'S PROPOSED ACQUISITION OF FOODLAND ASSOCIATED LIMITED

The Australian Competition and Consumer Commission will not oppose Metcash Trading Limited's proposed acquisition of Foodland Associated Limited, ACCC Chairman, Mr Graeme Samuel, said today.

Metcash is Australia's largest independent grocery and liquor wholesaler and distributor, operating in Queensland, New South Wales, Victoria, South Australia and the ACT. The IGA brand is controlled by Metcash and is licensed to independent store operators.

FAL operates 81 Action Supermarkets in Western Australia, Queensland, and northern New South Wales. It is also the grocery wholesaler to all Western Australian independent supermarket operators, including its own franchise banner groups Dewsons, Supa Valu, Foodland and Four Square.

Mr Samuel said the proposed acquisition is unlikely to substantially lessen competition in the supermarket industry at the retail level, since there is only a limited geographical overlap (in Queensland and Northern New South Wales), and in those areas where the overlap occurs there will be continued strong competition from the other market participants.

"At the wholesale level there is virtually no overlap, as Metcash does not operate in Western Australia, the only state in which FAL operates as a wholesaler and distributor servicing independent supermarkets".

The ACCC conducted extensive market inquiries during its assessment of the proposed transaction, contacting competitors, suppliers and industry organisations. On the whole, responses indicated little or no concern about the acquisition, with some market participants of the view that it will heighten competition.

Media inquiries
Mr Graeme Samuel, Chairman, (02) 6243 1131 or mobile/pager 0408 335 555
Ms Lin Enright, Director, Public Relations, (02) 6243 1108 or 0414 613 520
General inquiries
Infocentre: 1300 302 502
MR 14/05
27 January 2005

Excludes U.S. residents
Included for information only


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: WWW.metcash.com

21 January 2005

PRESS RELEASE

METCASH OFFER FOR FOODLAND
BIDDER'S STATEMENT LODGED WITH ASIC

Metcash Trading Limited ("Metcash") today lodged its Bidder's Statement with the Australian Securities and Investments Commission for its off-market takeover ("the Offer") for all the shares of Foodland Associated Limited ("Foodland"). A copy of the document has also been sent to Foodland and the Australian Stock Exchange and will be mailed to shareholders in early February, 2005.

For each Foodland Share held, Metcash is offering consideration which has been valued at $21.26 - $26.62:

- $7.18 cash (Cash Alternative) or 2.44 Metcash A Shares, which have been valued at between $7.49 - $10.10[1] (Share Alternative);
- 1 NZ Share, to which the Independent Expert has valued at between $13.65 and $16.09 per share; and
- enabling you to retain Foodland's anticipated Interim Dividend of up to $0.43 per Foodland share.

As you may be aware, Metcash is currently undertaking a Capital Reorganisation to remove Metcash's majority shareholder Metoz Holdings Ltd. This is a separate proposal and is not conditional upon Metcash's Offer.

Metcash is issuing Metcash A Shares to provide flexibility until the outcome of Metcash's Capital Reorganisation is known. In essence, the Metcash A Shares will ensure that you will be issued with ordinary shares in the ultimate holding company of Metcash. The NZ Shares facilitate the return of Foodland New Zealand's business to Foodland shareholders through a separately listed company.

Under the "Cash Alternative" (where shareholders choose to accept cash and NZ Shares) the Independent Expert values the Offer at between $21.26 and $23.70, including Foodland's anticipated interim dividend.

Under the "Share Alternative" the Independent Expert values the offer at between $21.57 and $26.62, including Foodland's anticipated interim dividend. This compares with the closing

[1] Based on 2.44 multiplied by the Independent Expert's (PricewaterhouseCoopers Securities Ltd) valuation range for Metcash A Shares of $3.07 to $4.14

market price of Foodland shares on 20 January 2005 of [$24.00] and Foodland's closing price of $19.21 on 3 December 2004, immediately prior to Metcash's Offer.

Metcash's Bidder's Statement makes the following points with respect to the Offer:

- The market has recognized the substantial value created by Metcash's Offer. Since the announcement, Foodland's share price has risen by about 24 per cent.
- Metcash is paying an attractive price for Foodland's underperforming Australian business. Over the last four years Foodland Australia's EBITA margin has fallen 26 per cent.
- Metcash has included a cash or share alternative, allowing Foodland shareholders to choose to participate in the value created through the acquisition by accepting Metcash shares.
- Under the Offer, Metcash believes separating the underperforming Australian assets from Foodland's New Zealand business will unlock value for the benefit of all Foodland shareholders.
- In the absence of an alternative offer the Foodland share price is likely to fall.

Chief Executive Officer of Metcash, Mr Andrew Reitzer, said,

"The Offer set out in the Bidder's Statement will present Foodland shareholders with a unique opportunity to realize the potential value of Foodland New Zealand and sell the underperforming Australian business for an attractive price."

"We have had very strong positive feedback both from our shareholders and also Foodland institutional shareholders in support of our proposal and we trust the Board of Foodland will assess this offer on its merits."

"The Metcash share price and the Foodland share price have both reacted very positively to this proposal and we take that as a sign that this will deliver great results for both groups' shareholders. We believe our Offer is the best way for Foodland shareholders to maximize the value of their shares."

"The release of our Bidder's Statement follows overwhelming endorsement by Metcash shareholders at yesterday's Extraordinary General Meeting for the resolutions which will facilitate the Foodland offer."

Mr. Reitzer concluded, "Foodland shareholders have the opportunity to accept Metcash Shares and participate in the benefits derived by the synergies expected through a combined Metcash and Foodland Australia, while retaining the benefits of continuing to own Foodland New Zealand."

For Further Information Call:

Andrew Reitzer	Tim Allerton
Metcash Trading Ltd	City PR
(612) 9741 3060	(02) 9267 4511

Freehills

21 January 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Doc no Sydney\004784631

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited which was announced on 6 December 2005.

We attach a notice from Metcash, pursuant to subsection 633(4) of the Corporations Act, confirming the people to whom information is to be sent under items 6 and 12 of the table in subsection 633(1) of the Corporations Act 2001 (Cth).

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Metcash Trading Limited (ABN 61 000 031 569)

Company notice – subsection 633(2) Corporations Act 2001

Notice of date under subsection 633(2)

To: Foodland Associated Limited (ABN 13 008 667 650) and

Australian Stock Exchange Limited

Notice is hereby given that, for the purposes of subsection 633(2) of the Corporations Act 2001, Metcash Trading Limited has set 9.00 a.m. (Sydney time) on 25 January 2005 as the time and date for determining the people to whom information is to be sent under items 6 and 12 of the table in subsection 633(1) in relation to its off-market takeover bid for all the issued ordinary shares in Foodland Associated Limited which it does not already own, as described in the Bidder's Statement dated 21 January 2005.

Dated: 21 January 2005

Signed:



Company Secretary,

Metcash Trading Limited

Excludes U.S. residents

21 January 2005

Our ref RXM:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Matter no 80783880
Doc no Sydney\004784630

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Foodland Associated Limited (ASX code: FOA) - takeover bid by Metcash Trading Limited (ASX code: MTT)

We act for Metcash Trading Limited (**Metcash**) in relation to its off market takeover bid for all the shares in Foodland Associated Limited which was announced on 6 December 2005.

We attach, pursuant to item 5 of subsection 633(1) of the Corporations Act 2001 (Cth), a copy of Metcash's Bidder's Statement.

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Metcash
TRADING LIMITED AUSTRALASIA

Offer

by **Metcash Trading Limited**

(ABN 61 000 031 569)

to purchase all of your ordinary shares in

Foodland Associated Limited

(ABN 13 008 667 650)

For each Foodland ordinary share you will receive

2.44 Metcash A Shares or $7.18 Cash
and
1 NZ Share


IGA
INDEPENDENT GROCERS OF AUSTRALIA
It's your

Campbells Wholesale Cash & Carry

IGA INDEPENDENT GROCERS OF AUSTRALIA DISTRIBUTION

ALM AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to how to act, you should consult your financial or legal advisor as soon as possible.

IMPORTANT NOTICES

This Bidder's Statement is given by Metcash Trading Limited ABN 61 000 031 569 (**Metcash**) to Foodland Associated Limited ABN 13 008 667 650 (**Foodland**) under Part 6.5 of the Corporations Act 2001 (Cth) (**Act**).

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 21 January 2005. Neither ASIC nor its officers takes any responsibility for the content of this Bidder's Statement.

This Bidder's Statement does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Foodland Shares or any other securities. You should seek independent financial and tax advice before making any investment decision whether to accept the Offer.

This Bidder's Statement contains certain statements that relate to the future. These forward looking statements have been based on Metcash's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward looking statements.

Neither Metcash, its officers or advisers, nor any other person is giving any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statement in this Bidder's Statement will actually occur. You are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements reflect views held only as at the date of this Bidder's Statement. Except as required by law, Metcash disclaims any duty to update the statements to reflect any changes in expectations or events, conditions or circumstances on which any such forward looking statements are based.

Metcash has collected your information from the Foodland register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of Foodland Shares. The Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Metcash's related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. The registered address of Metcash is 4 Newington Road, Silverwater NSW 2128.

This Bidder's Statement is not an offer of the securities proposed to be offered by Metcash pursuant to the Rights Issue as described in this Bidder's Statement. The offers of securities the under the Rights Issue will be made in, or be accompanied by, a copy of the prospectus in relation to the Rights Issue. The Rights Issue will only be offered to eligible Metcash shareholders, who will need to complete the application form that will be in or will accompany the prospectus in relation to the Rights Issue.

United States notices

The securities referred to in this Bidder's Statement will not be registered under the United States Securities Act of 1933 (**Securities Act**), as amended, at the time of issuance and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act.

This Bidder's Statement shall not constitute an offer to sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of any member of the Metcash Group for sale in the United States. Securities of such entities may not be offered or sold in the United States in the absence of registration or an exemption from registration.

DEFINED TERMS AND INTERPRETATION

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. If defined in the body of the document it they will be bolded where defined. Please also refer to Section 24 of this Bidder's Statement for the meanings of capitalised words and expressions.

Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Bidder's Statement. All numbers are rounded unless otherwise indicated. All references to time in this Bidder's Statement are references to Sydney time.

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

Chairman's Letter

Dear Foodland shareholder,

On behalf of the Directors of Metcash, I have pleasure in enclosing an offer by Metcash to acquire ALL of your shares in Foodland.

For each Foodland Share held, Metcash is offering consideration which has been valued at $21.26 to $26.62 based on:

- $7.18 cash or 2.44 Metcash A Shares, which have been valued at between $7.49 and $10.10 based on the range of values ascribed by the Independent Expert, PricewaterhouseCoopers Securities Ltd;
- 1 NZ Share, which the Independent Expert has valued at between $13.65 and $16.09 per share; and
- enabling you to retain Foodland's anticipated Interim Dividend of up to $0.43 per Foodland share.

The Offer creates significant value for all Foodland shareholders through two components:

- acquiring the underperforming Foodland Australia for an attractive price; and
- facilitating you retaining your better positioned Foodland New Zealand through a separately listed company.

This document highlights a number of reasons why we believe you should ACCEPT the Offer. These include:

- the market has recognised the substantial value of the Offer;
- you are being offered an attractive price for your underperforming Foodland Australia;
- you are being offered flexibility to choose between cash and Metcash A Shares for Foodland Australia;
- you are being given the opportunity to share in the expected synergies from combining the Australian operations under the strong and successful Metcash management team;
- you are being offered the opportunity to unlock the value of Foodland New Zealand; and
- our belief that, in the absence of another offer, Foodland's share price is likely to fall should the Offer not be successful.

The Directors of Metcash firmly believe the Offer is strategically attractive to Foodland shareholders and that Metcash is the logical owner of Foodland Australia. The Directors also believe the Offer provides you with significant benefits and a unique opportunity to maximise the value of your Foodland Shares.

You may be aware that Metcash has also announced a proposed Capital Reorganisation. You should note that the Offer and the Capital Reorganisation are separate proposals and are NOT conditional upon each other.

I am delighted that you will be able to consider the Offer and would encourage you to read this document carefully and to ACCEPT Metcash's Offer.

Please contact our Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia) if you have any questions on the Metcash Offer.

Yours faithfully,



Carlos S. dos Santos
Chairman

Contents

KEY DATES

Metcash Offer for Foodland announced	6 December 2004
Date Bidder's Statement was lodged with ASIC and date of Bidder's Statement	21 January 2005
Date of Offer	[**] February 2005
Offer closes (unless extended)	7.00pm (Sydney time) on [******] 2005


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

7 April 2005

Company Announcements Officer
Australian Stock Exchange Limited
Level 10, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir / Madam

METCASH SCHEMES BECOME EFFECTIVE

We are pleased to advise that overnight the Metoz Holdings Limited scheme of arrangement became effective. Subsequently, Metcash Trading Limited (**Metcash**) has this morning lodged with the Australian Securities & Investments Commission a copy of the orders made by the Supreme Court of New South Wales on 5 April 2005 approving the Metcash share scheme of arrangement and option scheme of arrangement (the **Metcash Schemes**).
A copy of the court orders is attached.

Accordingly, the Metcash Schemes have become effective.

Yours faithfully

John Randall
Company Secretary


IGA


Campbells

ORDER

IN THE SUPREME COURT OF NEW SOUTH WALES No. 6767 of 2004

Division: Equity

Registry: Sydney

In the matter of Metcash Trading Limited

ABN 61 000 031 569

METCASH TRADING LIMITED

ABN 61 000 031 569

Plaintiff

THE COURT ORDERS THAT:

1 Pursuant to paragraph 411(4)(b) of the Corporations Act 2001 (Cth):

(a) the scheme of arrangement proposed to be made between the Plaintiff and its ordinary shareholders (other than Soetensteeg 2-61 Exploitatiemaatschappij B.V.) (a copy of which is annexed to these orders and marked "A"); and

(b) the scheme of arrangement proposed to be made between the Plaintiff and the holders of options to acquire unissued ordinary shares in the Plaintiff (a copy of which is annexed to these orders and marked "B"),

(the **Schemes**) are approved.

2 Pursuant to subsection 411(12) of the Corporations Act 2001 (Cth), the Plaintiff is exempted from compliance with subsection 411(11) of the Corporations Act 2001 (Cth) in relation to the Schemes.

3 The Plaintiff is exempted from compliance with rule 3.5 of the Supreme Court (Corporations) Rules 1999 (NSW).

4 The Plaintiff lodge with the Australian Securities and Investments Commission pursuant to subsection 411(10) of the Corporations Act 2001 (Cth) an office copy of these orders by 9:30 am on the business day following the time at which the scheme of arrangement proposed to be made between Metoz Holdings Limited (a company incorporated in the Republic of South Africa) and its ordinary shareholders becomes effective under section 311 of the Companies Act No. 61 of 1973 (South Africa) and not before that scheme of arrangement becomes so affective.

5 These orders be entered forthwith.



Ordered 5 April 2005, and entered 5 APR 2005



J. PROBERT (L.S.)

(Deputy Registrar)

"A"

20 Metcash Share Scheme of Arrangement

This Metcash Share Scheme of Arrangement

is made under Section 411 of the Corporations Act 2001 between the following parties:

1 **Metcash Trading Limited**
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW, 2138
(Metcash)

2 The holders of fully paid ordinary shares in Metcash (other than Soetensteeg)

1 Definitions and interpretation

1.1 Definitions

In this Metcash Share Scheme:

ASIC means the Australian Securities and Investments Commission;

ASX means the Australian Stock Exchange Limited (ACN 008 624 691);

Business Day means a weekday on which trading banks are open for business generally in Sydney, excluding any Saturday, Sunday and public holiday;

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd;

Company Secretary means the company secretary of Metcash;

Corporations Act means the Corporations Act 2001 (Cth);

Court means a court of competent jurisdiction under the Corporations Act;

Deed Poll means the deed poll dated 11 February 2005 executed by Newco under which Newco covenants in favour of the Scheme Shareholders to perform its obligations under the Implementation Agreement;

Effective when used in relation to:

(a) the Metcash Schemes, means the coming into effect, under Section 411(10) of the Corporations Act, of the Court order made under Section 411(4)(b) in relation to the Metcash Option Scheme; and

(b) the Metoz Scheme, means the coming into effect under Section 311 of the Companies Act No. 61 of 1973 (South Africa).

Effective Date means the date on which the Metcash Share Scheme becomes Effective;

End Date has the meaning given to it in the Implementation Agreement;

Implementation Agreement means the implementation agreement dated 3 February 2005 between Metcash and Newco relating to the implementation of the Metcash Share Scheme;

Implementation Date means one Business Day following the Record Date;

Metcash Board means the board of directors of Metcash;

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Shareholders in the form of Annexure 1, subject to any alterations or conditions made or required by the Court pursuant to section 411(b) of the Corporations Act;



Metcash Share Scheme Consideration means one Newco Share in respect of each Metcash Share held by Scheme Shareholders as at the Record Date;

Metcash Share Scheme Meeting means the meeting of Scheme Shareholders ordered by the Court to be convened under Section 411(1) of the Corporations Act;

Metcash Share Scheme Transfer means, for each Scheme Shareholder, a duly completed and executed instrument of transfer of the Shares for the purposes of Section 1071B of the Corporations Act, which may be a master transfer of all the Shares;

Metoz Holdings means Metoz Holdings Limited (a company incorporated in South Africa and listed on the Johannesburg Stock Exchange);

Metoz Scheme means the scheme of arrangement which is to be proposed by Newco between Metoz Holdings and its members in terms of Section 311 of the South African Companies Act No.61 of 1973 which would, if approved, result in Newco acquiring the entire issued share capital of Metoz;

Newco means The Newco Project X Limited (ACN 112 073 480);

Newco Register means the Newco register of members;

Newco Shares means fully paid ordinary shares in Newco to be issued to Scheme Shareholders under the Metcash Share Scheme;

Overseas Shareholder means a Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa;

Record Date means 5.00pm on 15 April 2005;

Register means the Metcash register of members;

Registered Address means, in relation to a Scheme Shareholder, the address shown in the Register;

Scheme Shareholder means each Shareholder as at the Record Date (other than Soetensteeg);

Second Court Date means the first day on which an application is made to the Court for an order under Section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme is heard by the Court;

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to Section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme;

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands and which is a wholly owned subsidiary of Metoz Holdings;

Share means a fully paid ordinary share in Metcash;

Shareholder means each person who is registered in the Register as the holder of Shares as at 5.00pm on the Record Date;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under Section 411(6) of the Corporations Act;

1.2 Interpretation

In this Metcash Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Metcash Share Scheme have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

(e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Metcash Share Scheme, and a reference to this Metcash Share Scheme includes any annexure and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g) a reference to any document (including this Metcash Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h) the word "includes" in any form is not a word of limitation;

(i) a reference to "$" or "dollar" is to Australian currency;

(j) a reference to any time is a reference to that time in Sydney; and

(k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Metcash Share Scheme.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2 Preliminary

(a) Metcash is a public company registered in New South Wales and is a company limited by shares.

(b) As at 12 January 2005, 736,898,998 Shares were on issue.

(c) Newco is a company registered in New South Wales and is a company limited by shares.

(d) If the Metcash Share Scheme becomes Effective:

(1) in consideration of the transfer of each Share held by the Scheme Shareholders to Newco, Newco will issue the Metcash Share Scheme Consideration to Scheme Shareholders for their Shares in accordance with the terms of this Metcash Share Scheme;

(2) all Shares held by the Scheme Shareholders will be transferred to Newco;

(3) Metcash will enter the name of Newco in the Register in respect of all Shares transferred to Newco in accordance with the terms of this Metcash Share Scheme;

(e) Newco has executed the Deed Poll in favour of Scheme Shareholders pursuant to which it has covenanted to pay the Metcash Share Scheme Consideration in accordance with the terms of the Deed Poll.

3 Conditions

(a) The Metcash Share Scheme is conditional on all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived (as amended (if relevant) in accordance with clause 3.6 of the Implementation Agreement) in accordance with their terms by 6.00pm on the day before the Second Court Date (or such later date or time as is agreed by the parties under section 3.6 of the Implementation Agreement).

(b) Metcash and Newco will provide to the Court at the Second Court Hearing a certificate confirming whether or not all conditions precedent in the Implementation Agreement have been satisfied or waived.

(c) The Metcash Share Scheme is also conditional on the Metoz Scheme becoming Effective.

(d) The satisfaction of clauses 3(a) and 3(c) is a condition precedent to the operation of clause 4.

(e) The Metcash Share Scheme will lapse and be of no further force or effect:

(1) if the Metoz Scheme does not become Effective by 30 April 2005; or

(2) if the Effective Date does not occur on or before the End Date or such later date as Metcash and Newco may agree in writing.



4 The Metcash Share Scheme

4.1 Lodgement of Court orders with ASIC

Metcash will lodge with ASIC, pursuant to Section 411(10) of the Corporations Act, an office copy of the Court order made under section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme by 5.00pm on the first Business Day after the day on which the Metoz Scheme becomes Effective.

4.2 Transfer and registration of Shares

Subject to clause 4.3, on the Implementation Date following the receipt by Newco of a printout of the register of members of Metoz Holdings showing Newco as the holder of all the issued shares in Metoz Holdings:

(a) the Shares held by the Scheme Shareholders, together with all rights and entitlements attaching to the Shares as at the Implementation Date, will be transferred to Newco without the need for any further act by any Scheme Shareholder (other than acts performed by Metcash as attorney and agent for Scheme Shareholders under clause 7);

(b) Metcash will procure that Newco will deliver to Metcash a duly completed, executed (by Newco as transferee) and stamped Metcash Share Scheme Transfer for registration;

(c) Metcash will procure that Newco will issue the Metcash Share Scheme Consideration to each Scheme Shareholder for their Shares in accordance with the Metcash Share Scheme; and

(d) after the duly completed and executed Metcash Share Scheme Transfer is received by Metcash, Metcash will, subject to Newco issuing the Metcash Share Scheme Consideration as contemplated in clause 4.2(c), enter the name of Newco in the Register in respect of all Shares the subject of the Metcash Share Scheme Transfer.

4.3 Overseas Shareholders

Unless Newco is satisfied that the laws of an Overseas Shareholder's place of residence or registered address as shown in the Register do not prevent the issue and allotment of Newco Shares to that Overseas Shareholder, Newco shall be under no obligation to issue and allot Newco Shares to any Overseas Shareholder. Newco will instead issue and allot the Newco Shares in respect of each such Overseas Shareholder to a nominee appointed by Newco. The nominee will:

(a) as soon as reasonably practicable, sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.3; and

(b) account to each Overseas Shareholder for the net proceeds of the sale of the Newco Shares allotted in respect of that Overseas Shareholder (after deduction of any applicable brokerage, taxes and charges),

in full satisfaction of the Overseas Shareholder's rights to receive the Newco Shares. The nominee will sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.3 on a market conducted by the ASX at such a time as it in its discretion determines. Neither Newco nor the nominee will be subject to any liability for failure to sell such Newco Shares at any particular price.

4.4 Agreement to transfer

The Scheme Shareholders agree to the transfer of their Shares (together with all rights and entitlements attaching to their Shares) in accordance with this Metcash Share Scheme.

4.5 Warranties by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Newco and Metcash that all their Shares (including any rights attaching to those shares) which are transferred to Newco under this Metcash Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Metcash Shares together with any rights attaching to those shares.

4.6 Beneficial entitlement to Shares

Newco will be beneficially entitled to the Shares transferred to it under the Metcash Share Scheme pending registration by Metcash of Newco in the Register as the holder of the Shares.

4.7 Appointment of sole proxy

Upon the Metcash Share Scheme becoming Effective and until Metcash registers Newco as the holder of all Shares transferred by Scheme Shareholders in the Register, each Scheme Shareholder:

(a) is deemed to have appointed Newco as attorney and agent (and directed Newco in such capacity to appoint the Chairman of Newco as its sole proxy and, where applicable, corporate representative) to attend shareholders' meetings, exercise the votes attaching to the Shares registered in their name and sign any shareholders' resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolution, whether in person, by proxy or by corporate representative (other than pursuant to this clause 4.7(a)); and

(b) must take all other actions in the capacity of a registered holder of Shares as Newco reasonably directs.

Metcash will procure that it will obtain an undertaking from Newco that it will appoint the Chairman of Newco as that Scheme Shareholder's proxy or, where applicable, corporate representative in accordance with clause 4.7(a).

5 Newco Shares issued as Metcash Share Scheme Consideration

5.1 Provision of Metcash Share Scheme Consideration

The obligation of Newco to provide each Scheme Shareholder with the Metcash Share Scheme Consideration shall be satisfied by:

(a) issuing and allotting the Metcash Share Scheme Consideration to each Scheme Shareholder, or to the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, in respect of each Share registered in the name of that Scheme Shareholder in the Register at the Record Date;

(b) on the Implementation Date, entering the name of each Scheme Shareholder, or the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, on the Newco Register; and

(c) no later than seven Business Days after the Implementation Date, despatching or procuring the despatch to each Scheme Shareholder, or to the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, by pre-paid post to his or her Registered Address at the Record Date, an uncertified holding statement in the name of that Scheme Shareholder in accordance with this Metcash Share Scheme. In the case of joint holders of Shares, uncertified holding statements shall be issued in the name of and forwarded to the holder whose name appears first in the Register on the Record Date.

5.2 Newco Shares

(a) All Newco Shares issued pursuant to the Metcash Share Scheme will be issued on the terms set out in Newco's constitution, credited as fully paid and will rank equally in all respects with other Newco Shares issued at the Effective Date.

(b) Metcash will procure that Newco will, before the Second Court Date, obtain confirmation from ASX that, as from the Business Day following the Effective Date, the Newco Shares comprising the Metcash Share Scheme Consideration will be listed for quotation on the official list of ASX, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

(c) Metcash will procure that Newco will take all steps necessary or expedient to ensure that the Newco Shares comprising the Metcash Share Scheme Consideration will be listed for quotation on the official list of ASX.



6 Dealings in Metcash Shares

6.1 Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Shares by the Record Date; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

6.2 Metcash Register

(a) Metcash must register registrable transmission applications or transfers of Shares received in accordance with clause 6.1(b) on or before the Record Date.

(b) Metcash will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Shares received after the Record Date (except a transfer by Newco pursuant to this Metcash Share Scheme and any subsequent transfer by Newco or its successors in title).

(c) For the purpose of determining entitlements to the Metcash Share Scheme Consideration, Metcash must maintain the Register in accordance with the foregoing provisions of this clause 6 until the Metcash Share Scheme Consideration has been provided to the Scheme Shareholders. The Register in this form will solely determine entitlements to the Metcash Share Scheme Consideration.

(d) Any statements of holding for Shares will cease to have effect after the Record Date as documents of title in respect of those shares (other than entries in respect of Newco or its successors in title). After the Record Date, each entry in the Register as at the Record Date (other than entries in respect of Newco or its successors in title) will cease to have any effect, except as evidence of entitlement under the Metcash Share Scheme Consideration.

6.3 Quotation of Metcash Shares

(a) It is expected that suspension of trading on ASX in Shares will occur from the close of trading on the day on which Metcash notifies ASX that the Court order approving the Metcash Share Scheme has been lodged with ASIC in accordance with clause 4.1.

(b) Provided that the Metcash Share Scheme has been fully implemented in accordance with its terms, Metcash will apply for termination of the official quotation of Shares on ASX after the Implementation Date.

7 Power of attorney

Upon the Metcash Share Scheme becoming Effective, each Scheme Shareholder, without the need for any further act by each Scheme Shareholder, irrevocably appoints Metcash and each of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary or expedient to give effect to this Metcash Share Scheme including, without limitation:

(a) the Metcash Share Scheme Transfer; and

(b) any instrument appointing Newco as sole proxy for or, where applicable, corporate representative of each Scheme Shareholder as contemplated by clause 4.7.

8 General Metcash Share Scheme provisions

8.1 Further action by Metcash

Metcash will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Metcash Share Scheme.

8.2 Authority and acknowledgment

Each Scheme Shareholder consents to Metcash doing all things necessary or expedient for or incidental to the implementation of this Metcash Share Scheme.

8.4 Stamp duty

Metcash will pay all stamp duties and any related fines, penalties and other costs in respect of the Metcash Share Scheme (including, without limitation, in connection with the transfer of Shares to Newco in accordance with the terms of this Metcash Share Scheme).

8.5 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Metcash Share Scheme is sent by post to Metcash, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Metcash's registered office or at the office of the registrar of Shares.

8.6 Governing law

This Metcash Share Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.

UOR MARKETERS, IGA DISTRIBUTION



"B"

21 Metcash Option Scheme of Arrangement

This Metcash Option Scheme of arrangement

is made under Section 411 of the Corporations Act 2001 between the following parties:

1 **Metcash Trading Limited**
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW, 2138
(Metcash)

2 The holders of options in Metcash

1 Definitions and interpretation

1.1 Definitions

In this Metcash Option Scheme:

ASIC means the Australian Securities and Investments Commission;

Business Day means a weekday on which trading banks are open for business generally in Sydney, excluding any Saturday, Sunday and public holiday;

Corporations Act means the Corporations Act 2001 (Cth);

Court means a court of competent jurisdiction under the Corporations Act;

Deed Poll means the deed poll dated 11 February 2005 executed by Newco under which Newco covenants in favour of the Scheme Optionholders to perform its obligations under the Implementation Agreement;

Effective when used in relation to:

(a) the Metcash Schemes, means the coming into effect, under Section 411(10) of the Corporations Act, of the Court order made under Section 411(4)(b) in relation to the Metcash Option Scheme; and

(b) the Metoz Scheme, the coming into effect under Section 311 of the Companies Act No. 61 of 1973 (South Africa);

Effective Date means the date on which the Metcash Option Scheme becomes Effective;

End Date has the meaning given to it in the Implementation Agreement;

Implementation Agreement means the implementation agreement dated 3 February 2005 between Metcash and Newco relating to the implementation of the Metcash Option Scheme;

Implementation Date means the date one Business Day following the Record Date;

Metcash Option Scheme means this scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options, as described in this Scheme Booklet, subject to any alteration or condition made or required by the Court pursuant to Section 411(6) of the Corporations Act;

Metcash Option Scheme Consideration means one Newco Option in respect of each Option held by Scheme Optionholders as at the Record Date;

Metcash Option Scheme Meeting means the meeting of Scheme Shareholders ordered by the Court to be convened under Section 411(1) of the Corporations Act;

Metcash Options mean options to subscribe for a Metcash Share granted under the Option Plan;

Metcash Shares mean fully paid ordinary shares in the capital of Metcash;

Metoz Holdings means Metoz Holdings Limited (a company incorporated in South Africa and listed on the Johannesburg Stock Exchange);

Metoz means Metoz Holdings and its wholly owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company, or any of them;

Metoz Scheme means the scheme of arrangement which is to be proposed by Newco between Metoz Holdings and its members in terms of Section 311 of the South African Companies Act No.61 of 1973 which would, if approved, result in Newco acquiring the entire issued share capital of Metoz;

Newco means The Newco Project X Limited (ACN 112 073 480);

Newco Option means an option to subscribe for an ordinary share in Newco granted under the Newco Option Plan;

Newco Option Plan means The Newco Project X Limited Employee Option Plan;

Newco Option Register means the Newco register of optionholders;

Non-Metoz Shareholder means a Shareholder other than Metoz Holdings or its wholly owned subsidiaries;

Optionholder means each Metcash employee who is entered into the Option Register as the holder of Metcash Options from time to time;

Option Plan means the Metcash Trading Limited Employee Option Plan;

Option Register means Metcash's register of optionholders;

Record Date means 5.00pm on 15 April 2005;

Register means the Metcash register of members;

Registered Address means, in relation to a Scheme Optionholder, the address shown in the Option Register;

Scheme Optionholder means each Optionholder as at the Record Date;

Second Court Date means the first day on which an application made to the Court for an order under Section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme is heard by the Court;

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to Section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme;

Shareholder means each person who is registered in the Register as the holder of Metcash Shares from time to time (including Soetensteeg); and

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly owned subsidiary of Metoz Holdings.

1.2 Interpretation

In this Metcash Option Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Metcash Option Scheme have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;



(e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Metcash Option Scheme, and a reference to this Metcash Option Scheme includes any annexure and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g) a reference to any document (including this Metcash Option Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h) the word "includes" in any form is not a word of limitation;

(i) a reference to "$" or "dollar" is to Australian currency;

(j) a reference to any time is a reference to that time in Sydney; and

(k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Metcash Option Scheme.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2 Preliminary

(a) Metcash is a public company registered in New South Wales and is a company limited by shares.

(b) Newco is a company registered in New South Wales and is a company limited by shares.

(c) If the Metcash Option Scheme becomes Effective:

(1) all Metcash Options held by the Scheme Optionholders will be cancelled without the need for any further act by any Scheme Optionholder;

(2) in consideration for the Scheme Optionholders agreeing to that cancellation, Newco will issue one Newco Option to each Scheme Optionholder for each Metcash Option held by such Scheme Optionholder as at the Record Date (in accordance with the terms of this Metcash Option Scheme);

(3) Newco will enter the name of each Scheme Optionholder in its register of option holders in accordance with the terms of this Metcash Option Scheme;

(d) Newco has executed the Deed Poll in favour of Scheme Optionholders pursuant to which it has covenanted to issue the Metcash Option Scheme Consideration in accordance with the terms of the Deed Poll.

3 Conditions

(a) The Metcash Option Scheme is conditional on all the conditions in clause 3.2 of the Implementation Agreement having been satisfied or waived (as amended (if relevant) in accordance with clause 3.6 of the Implementation Agreement) in accordance with their terms by 6.00pm on the day before the Second Court Date (or such later date or time as is agreed by the parties under section 3.6 of the Implementation Agreement).

(b) Metcash and Newco will provide to the Court at the Second Court Hearing a certificate confirming whether or not all conditions precedent in the Implementation Agreement have been satisfied or waived.

(c) The Metcash Option Scheme is also conditional on the Metoz Scheme becoming Effective.

(d) The satisfaction of clauses 3(a) and 3(c) is a condition precedent to the operation of clause 4.

(e) The Metcash Option Scheme will lapse and be of no further force or effect:

(1) if the Metoz Scheme does not become Effective by 30 April 2005; or

(2) the Effective Date does not occur on or before the End Date or such later date as Metcash and Newco may agree in writing.

4 The Metcash Option Scheme

4.1 Lodgement of Court orders with ASIC

Metcash will lodge with ASIC, pursuant to Section 411(10) of the Corporations Act, an office copy of the Court order made under section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme by 5.00pm on the first Business Day after the day on which the Metoz Scheme becomes Effective.

4.2 Agreement to cancellation

The Scheme Optionholders agree to the cancellation of their Metcash Options (together with all rights and entitlements attaching to their Metcash Options) by this Metcash Option Scheme.

4.3 Waiver of accelerated exercise rights

The Scheme Optionholders agree that the approval of the Metcash Share Scheme by Scheme Shareholders will not be deemed to be an event under clause 5.10 of the Rules of the Option Plan allowing the immediate exercise by Optionholders of their Metcash Options. Accordingly, Scheme Optionholders agree to waive all and any rights to exercise their Metcash Options pursuant to such clause.

5 Metcash Option Scheme Consideration

5.1 Provision of Metcash Option Scheme Consideration

The obligation of Newco to provide each Scheme Optionholder with the Metcash Option Scheme Consideration shall be satisfied by:

(a) issuing the Metcash Option Scheme Consideration to each Scheme Optionholder, in respect of each Option registered in the name of that Scheme Optionholder in the Option Register at the Record Date;

(b) on the Implementation Date, entering the name of each Scheme Optionholder on the Newco Option Register; and

(c) no later than seven Business Days after the Implementation Date, despatching or procuring the despatch to each Scheme Optionholder by pre-paid post to his or her Registered Address at the Record Date, a certificate representing the Newco Option in the name of that Scheme Optionholder in accordance with this Metcash Option Scheme.

5.2 Newco Options

All Newco Options issued pursuant to the Metcash Option Scheme will:

(a) be issued on the terms and conditions set out in the Rules of the Newco Option Plan;

(b) have an exercise price equal to the exercise price per Metcash Option of the Metcash Option which it replaces as adjusted in accordance with the formula set out in the schedule to this Scheme; and

(c) have an exercise period equal to the unexpired exercise period of the Metcash Options which it replaces.

6 Exercise of Metcash Options

(a) Metcash will issue Metcash Shares in accordance with a valid exercise of a Metcash Option which is received on or before 12.00 noon on the Business Day prior to the Record Date.

(b) Metcash will not accept for registration or recognise for any purpose any exercise of a Metcash Option received after 12.00 noon on the Business Day before the Record Date and, after such time, the Metcash Option shall not be capable of exercise notwithstanding any terms on which such Metcash Option was granted.



(c) For the purpose of determining entitlements to the Metcash Option Scheme Consideration, Metcash must maintain the Option Register in accordance with the foregoing provisions of this clause 6 until the Metcash Option Scheme Consideration has been provided to the Scheme Optionholders. The Option Register in this form will solely determine entitlements to the Metcash Option Scheme Consideration.

(d) After the Record Date, each entry in the Option Register as at the Record Date (other than entries in respect of Newco or its successors in title) will cease to have any effect, except as evidence of entitlement under the Metcash Option Scheme Consideration.

7 General Metcash Option Scheme provisions

7.1 Further action by Metcash

Metcash will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Metcash Option Scheme.

7.2 Authority and acknowledgment

Each Scheme Optionholder consents to Metcash doing all things necessary or expedient for or incidental to the implementation of this Metcash Option Scheme.

7.4 Stamp duty

Metcash will pay all stamp duties and any related fines, penalties and other costs in respect of the Metcash Option Scheme (including, without limitation, in connection with the issue of Newco Options to Scheme Optionholders in accordance with the terms of this Metcash Option Scheme).

7.5 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Metcash Option Scheme is sent by post to Metcash, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Metcash's registered office or at the office of the registrar of options.

7.6 Governing law

This Metcash Option Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.

Schedule
Formula for adjustment of exercise price

Upon the Metcash Option Scheme becoming Effective, the exercise price of each Metcash Option (and consequently each Newco Option issued pursuant to the Metcash Option Scheme) shall be adjusted in accordance with the following formula:

$O' = O - E(P_{VWAP\ PRE} - P_{VWAP\ Ex})$

where:

O' = the new exercise price of the Metcash Option.

O = the old exercise price of the Metcash Option.

E = the number of Metcash Shares into which one Metcash Option is exercisable.

$P_{VWAP\ PRE}$ = the average "market price" (as that term is defined in the Listing Rules) per Metcash Share (weighted by reference to volume) during the 5 trading days ending immediately prior to ex-rights date under the ASX Listing Rules.

$P_{VWAP\ Ex}$ = the average 'market price' (as that term is defined in the Listing Rules) per Metcash Share (weighted by reference to volume) during the 5 trading days including and immediately after ex-rights date under the ASX Listing Rules.


TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3399
WEB: www.metcash.com

22 March 2005

The Manager
Company Announcement Office
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir

Metcash Trading Limited ("Metcash"): option valuation

We refer to Metcash's Scheme Booklet dated 11 February 2005.

We wish to advise that for the purposes of determining the value of options in Metcash for the purposes of voting at the Metcash Option Scheme Meeting to be held today, Metcash proposes to use the attached report prepared by PricewaterhouseCoopers Securities Limited setting out the values of the Metcash options. A copy of this report is also being made available on the Metcash website at www.metcash.com .

Yours faithfully

J A Randall
Secretary

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

21 March 2005

Dear Sirs

Valuation of Options for the purposes of Corporations Act S411(4)(a)(i)

Introduction

In accordance with our engagement letter dated 1 February 2005, we have prepared a valuation of the options issued by Metcash Trading Limited (Metcash) as at 21 March 2005 (the Valuation Date) to assist the Directors in determining the voting entitlements at the Scheme meetings of Optionholders to vote on the option scheme.

This report has been prepared solely for the above purpose and is not to be relied upon for any other purpose. This report may be:

- disclosed to the Australian Securities and Investments Commission (ASIC) in connection with an application for a statement from ASIC under section 411(17) of the Corporations Act that ASIC has no objection to the Schemes of Arrangement
- included as evidence in proceedings before the Supreme Court of New South Wales in relation to an application for orders under section 411(4)(b) of the Corporations Act to approve the Schemes of Arrangement

Accordingly, neither PricewaterhouseCoopers Securities Ltd nor any member or employee of the firm, accepts responsibility in any way whatsoever for the use of this report by any other person or for any purpose other than that for which it has been prepared.

PRICEWATERHOUSECOOPERS

If required, we will provide an affidavit in relation to the preparation and content of our report for use in the proceedings before the Supreme Court of New South Wales.

Whilst our engagement may have involved an analysis of financial information and accounting records, it does not constitute an audit of Metcash in accordance with Australian Accounting Standards, and accordingly no such assurance is provided in our report.

Valuation is not a precise science and the conclusions arrived at in many cases will of necessity be subjective and dependent on the exercise of individual judgement. For this reason, others may place a different value on the Options of Metcash.

Executive Summary

Based on applying the valuation approaches detailed below, we derive the following values for the Metcash Options as at the Valuation Date:

PRICEWATERHOUSECOOPERS

The Directors
Metcash Trading Limited
21 March 2005

nche	Lapse date	Vested (executive) options				Vested (non-executive) options				Unvested (executive) options				Unvested (non-executive) options			
		Value per option	No. of options	Value of options	% of total value	Value per option	No. of options	Value of options	% of total value	Value per option	No. of options	Value of options	% of total value	Value per option	No. of options	Value of options	% of total value
	26/03/2005					$2.76	235,160	$649,042	2.89%								
	26/03/2005					$2.76	141,650	$390,954	1.74%								
	26/03/2005					$2.76	198,350	$547,446	2.44%								
	1/11/2005																
	1/11/2005																
	1/11/2005																
	11/08/2006					$2.77	193,560	$536,161	2.39%								
	11/08/2006					$2.77	101,880	$282,208	1.26%								
	11/08/2006									$2.61	260,000	$679,536	3.03%	$2.51	567,800	$1,424,042	6.34%
	25/11/2006					$2.77	2,600	$7,202	0.03%								
	25/11/2006					$2.77	1,400	$3,878	0.02%								
	25/11/2006													$2.47	30,000	$74,100	0.33%
	15/12/2006																
	15/12/2006					$2.77	4,000	$11,080	0.05%								
	15/12/2006													$2.46	8,000	$19,684	0.09%
	14/12/2007	$1.54	1,020,000	$1,570,800	6.99%												
	14/12/2007									$1.38	680,000	$939,624	4.18%				
	14/12/2007									$1.33	680,000	$903,652	4.02%				
	25/01/2008	$1.66	480,000	$796,800	3.55%	$1.66	4,258,020	$7,068,313	31.47%								
	25/01/2008									$1.48	160,000	$236,768	1.05%	$1.42	1,929,820	$2,739,187	12.19%
	25/01/2008									$1.43	160,000	$228,144	1.02%	$1.37	1,929,820	$2,638,257	11.74%
	1/07/2008													$0.94	130,500	$122,735	0.55%
	1/07/2008													$0.92	43,500	$40,072	0.18%
	1/07/2008													$0.90	43,500	$39,241	0.17%
	2/09/2010									$0.60	510,000	$308,448	1.37%				
	2/09/2010									$0.61	170,000	$103,360	0.46%				
	2/09/2010									$0.60	170,000	$102,272	0.46%				
al			1,500,000	$2,367,600	10.54%		5,136,620	$9,496,284	42.28%		2,790,000	$3,501,804	15.59%		4,682,940	$7,097,319	31.60%

Total value 22,463,006

100.00%

Background

Under the Metcash Option Scheme, if it becomes effective, the Optionholders will receive one Newco (a newly incorporated company) Option for each Metcash Option held. The Newco Options issued will be on the same terms as the Metcash Options which they replace (except they will carry a right to shares in Newco rather than shares in Metcash) and the exercise period for the Newco Options will equal the unexpired exercise period of the Metcash Options which they replace.

If the Metcash Option Scheme is not approved by the Optionholders but the Metcash Share Scheme is approved by the Metcash Ordinary Shareholders, the Optionholders will have an immediate right to exercise their Metcash Options.

We are advised by Metcash that, as at the Valuation Date, the following options were outstanding:

The Directors
Metcash Trading Limited
21 March 2005

Tranche	Exercise price ($) (adj. for CULS issue)[2]	Lapse date	Vested (executive) options	Vested (non-executive) options	Unvested (executive) options	Unvested (non-executive) options	Vesting Date
1	0.17	26/3/2005		235,160			26/3/2002
2	0.17	26/3/2005		141,650			26/3/2003
3	0.17	26/3/2005		198,350			26/3/2004
4	0.27	1/11/2005					1/11/2002
5	0.27	1/11/2005					1/11/2003
6	0.27	1/11/2005					1/11/2004
7	0.16	11/8/2006		193,560			11/8/2003
8	0.16	11/8/2006		101,880			11/8/2004
9	0.16	11/8/2006			260,000[1]	567,800	11/8/2005
10	0.16	25/11/2006		2,600			25/11/2003
10A	0.16	25/11/2006		1,400			25/11/2004
10B	0.16	25/11/2006				30,000	25/11/2005
11	0.16	15/12/2006					15/12/2003
11A	0.16	15/12/2006		4,000			15/12/2004
11B	0.16	15/12/2006				8,000	15/12/2005
12	1.39	14/12/2007	1,020,000				14/12/2004
13	1.39	14/12/2007			680,000		14/12/2005
14	1.39	14/12/2007			680,000		14/12/2006
15	1.27	25/1/2008	480,000[1]	4,258,020			25/1/2005
16	1.27	25/1/2008			160,000[1]	1,929,820	25/1/2006
17	1.27	25/1/2008			160,000[1]	1,929,820	25/1/2007
18	1.87	1/7/2008				130,500	1/7/2005
19	1.87	1/7/2008				43,500	1/7/2006
20	1.87	1/7/2008				43,500	1/7/2007
21	2.43	2/9/2010			510,000		2/9/2007
22	2.43	2/9/2010			170,000		2/9/2008
23	2.43	2/9/2010			170,000		2/9/2009

Notes:

(1) These are executive options with no performance hurdle attached.

(2) As announced by Metcash on 25 February 2005, if the Metcash Option Scheme becomes effective, the adjusted exercise price (as a result of the issuance of CULS) of each Newco option will be $0.27 lower than the exercise price for the Metcash option it replaces.

Vesting conditions

a) Non-executive Options

The non-executive options, as per the *Employee Share Option Plan Rules section 5.2*, are normally exercisable in the following amounts for the following periods:

(1) *60% of the Options issued to a Participant will become exercisable from the 3rd anniversary of the Grant Date;*
(2) *a further 20% of the Options granted to a Participant will become exercisable from the 4th anniversary of the Grant Date; and*
(3) *the remaining 20% of the Options granted to a Participant will become exercisable from the 5th anniversary of the Grant Date.*

Other vesting times are only allowed in specific circumstances as per section 5.3 of the rules.

b) Executive Options

i) With performance hurdle

The executive options carrying a performance hurdle are exercisable, as per the *Explanatory Memorandum* accompanying issues of these options, after the following condition has been met:

In each of the years in which Option Tranches become available for exercise (i.e. the First Tranche of 60% in the 3rd anniversary of the grant date], the Second Tranche of 20% in the 4th anniversary of the grant date and the Third Tranche of 20% in the 5th anniversary of the grant date), earnings per share for the financial year preceding the Tranche exercise date must be at least equal to a 20% annual increase of earnings per share compounded from the 2001 financial year earnings per share adjusted for any dilution that might occur as a consequence of the conversion of Converting Preference Shares or any other alteration to the number of the number of ordinary shares issued.

Earnings per share shall be calculated in accordance with the method prescribed in Accounting Standard 1027 as at 20 July 2001.

ii) Without performance hurdle

The vesting conditions of the executive options not carrying a performance hurdle are the same as those for non-executive options as stated above.

Valuation approach

In valuing the options, we have applied methodologies consistent with the status of the Vested and Unvested Options as at the time of the Optionholder's scheme meeting and similar to those used to value Metcash options in the Independent Expert's report. We have adjusted the exercise price of all options to account for the replacement Options which will be received by the Metcash optionholders should the Metcash Option Scheme be effective. This adjustment in exercise price considers the issuance of Convertible Unsecured Loan Stock (CULS) used for funding the capital reorganisation of Metcash.

Vested Options

In the time up to the Optionholder's scheme meeting, the Vested Options could be exercised and the Metcash shares obtained through exercise could be sold in the market or held to participate in the capital reorganisation of Metcash (assuming that the Schemes are approved).

The most immediate method to assess the value of the Vested Options is to consider the higher of the Black Scholes value and the intrinsic value of each option (in accordance with the Scheme Booklet, which requires the use of *options valuation methodologies similar to those used to value Metcash Options in the Independent Experts Report)*.

Unvested Options

In the period up to the Optionholder's scheme meeting, Unvested Optionholders will not be able to exercise options, to acquire Metcash shares and realise those shares in the market.

The Directors
Metcash Trading Limited
21 March 2005

If the Metcash Option Scheme is not approved by the Optionholders but the Metcash Share Scheme is approved by the Ordinary Shareholders, the Unvested Options would immediately be exercisable.

In considering the value of the Unvested Options, we have made the assumption that the Optionholders approve the Scheme and receive the entitlement in accordance with the Scheme (i.e. Newco Option for each Metcash Option held). The most suitable approach to value these options is the use of the Black Scholes model.

We have applied discounts as follows to all unvested options to account for the risk of staff turnover, and the resulting inability of these staff to exercise options granted to them:

Vesting calendar year	Discount applied	
	Executive options	Non-executive options
2005	1%	5%
2006	2%	6%
2007	3%	7%
2008	4%	8%
2009	5%	9%

These discounts are based on recent historical staff turnover rates.

We have also considered that following the issuance of the first tranche of the executive options at August 2000, Metcash's EPS has increased from $0.04 in 2001 to $0.16 in 2004 (an annual compound increase of approximately 60%), thus making the probability of the hurdle attached to any of the executive option tranches subsequently not being met relatively low.

As a result, we have placed discounts on the value of the unvested executive options carrying the performance hurdle of 1% to account for the risk of not meeting the performance hurdle as stated earlier.

Black Scholes Model and other assumptions

In assessing the Black Scholes value of the Unvested options, we have adopted the following assumptions:

- A dividend yield of 5.38%
- A risk free rate based on the Australian Commonwealth Government Bond rate commensurate with the term to expiry of the option
- Volatility of 25% for options with less than one year remaining to expiry, and volatility of 22% for all other options (based on Metcash's historic volatility)
- Valuation custom and relevant accounting standards suggest that valuations of employee options should have regards to the effective life of options to reflect expected early exercise. As these options cannot be traded, the only course of action available to an employee wishing to liquidate their position is to exercise the options early. We have used the midpoint between the vesting date and the expiry date as an estimate of the effective life for the unvested options. We have assumed exercise occurs throughout the exercise period such that the midpoint of the exercise period represents the average option life.
- For the vested options, we have used the midpoint between the valuation date and the expiry date as an estimate of the effective life of the options.

Valuation of Vested Options

As at the Valuation Date, the closing price for Metcash shares was $2.93. We have assessed the intrinsic value and Black Scholes values of the vested options as follows:

Tranche	Exercise Price	Lapse date	Intrinsic value per Vested option	Black Scholes value per Vested option
1, 2 & 3	$0.17	26/3/2005	$2.76	$2.76
7 & 8	$0.16	11/8/2006	$2.77	$2.67
10 & 10A	$0.16	25/11/2006	$2.77	$2.65
11A	$0.16	15/12/2006	$2.77	$2.64
12	$1.39	14/12/2007	$1.54	$1.44
15	$1.27	25/1/2008	$1.66	$1.54

In most cases the intrinsic value is higher than the Black Scholes value reflecting the high degree of in-the-moneyness of the options and the small difference between anticipated dividend yield and the risk free rate.

We note that the above assessed amounts do not account for any transaction costs and capital gains tax on exercising the options and/or selling of Metcash shares.

Valuation of Unvested Options

In considering the value of the Unvested Options, we have made the assumption that the Optionholders approve the Scheme and receive the entitlement in accordance with the Scheme. We present the Black Scholes model values for the unvested options below.

The Directors
Metcash Trading Limited
21 March 2005

Tranche	Exercise Price	Vesting date	Black Scholes model value per Unvested option (raw)
9	$0.16	11/8/2005	$2.64
10B	$0.16	25/11/2005	$2.60
11B	$0.16	15/12/2005	$2.59
13	$1.39	14/12/2005	$1.41
14	$1.39	14/12/2006	$1.37
16	$1.27	25/1/2006	$1.51
17	$1.27	25/1/2007	$1.47
18	$1.87	1/7/2005	$0.99
19	$1.87	1/7/2006	$0.98
20	$1.87	1/7/2007	$0.97
21	$2.43	2/9/2007	$0.63
22	$2.43	2/9/2008	$0.64
23	$2.43	2/9/2009	$0.64

Conclusion

Based on applying the valuation approaches and adjustments detailed above, we derive the following values for the Vested and Unvested Option tranches as at the Valuation Date:

The Directors
Metcash Trading Limited
21 March 2005

Vested (Executive) Options

Tranche	Exercise price	Lapse Date	No. of Vested Options	Value per vested Option	Value of Vested Options
12	$1.39	14/12/2007	1,020,000	$1.54	$1,570,800
15	$1.27	25/1/2008	480,000	$1.66	$796,800
			1,500,000		$2,367,600

Vested (Non-executive) options

Tranche	Exercise price	Lapse Date	No. of Vested Options	Value per vested Option	Value of Vested Options
1	$0.17	26/3/2005	235,160	$2.76	$649,042
2	$0.17	26/3/2005	141,650	$2.76	$390,954
3	$0.17	26/3/2005	198,350	$2.76	$547,446
7	$0.16	11/8/2006	193,560	$2.77	$536,161
8	$0.16	11/8/2006	101,880	$2.77	$282,208
10	$0.16	25/11/2006	2,600	$2.77	$7,202
10A	$0.16	25/11/2006	1,400	$2.77	$3,878
11A	$0.16	15/12/2006	4,000	$2.77	$11,080
15	$1.27	25/1/2008	4,258,020	$1.66	$7,068,313
			5,136,620		$9,496,284

The Directors
Metcash Trading Limited
21 March 2005

Unvested (Executive) Options

Tranche	Exercise price	Vesting date	Lapse Date	No. of Unvested Options	Value per Unvested Option (net of discounts)	Value of Unvested Options
9	$0.16	11/8/2005	11/8/2006	260,000	$2.61	$679,536
13	$1.39	14/12/2005	14/12/2007	680,000	$1.38	$939,624
14	$1.39	14/12/2006	14/12/2007	680,000	$1.33	$903,652
16	$1.27	25/1/2006	25/1/2008	160,000	$1.48	$236,768
17	$1.27	25/1/2007	25/1/2008	160,000	$1.43	$228,144
21	$2.43	2/9/2007	2/9/2010	510,000	$0.60	$308,448
22	$2.43	2/9/2008	2/9/2010	170,000	$0.61	$103,360
23	$2.43	2/9/2009	2/9/2010	170,000	$0.60	$102,272
				2,790,000		$3,501,804

Unvested (Non-executive) Options

Tranche	Exercise price	Vesting date	Lapse Date	No. of Unvested Options	Value per Unvested Option (net of discount)	Value of Unvested Options
9	$0.16	11/8/2005	11/8/2006	567,800	$2.51	$1,424,042
10B	$0.16	25/11/2005	25/11/2006	30,000	$2.47	$74,100
11B	$0.16	15/12/2005	15/12/2006	8,000	$2.46	$19,684
16	$1.27	25/1/2006	25/1/2008	1,929,820	$1.42	$2,739,187
17	$1.27	25/1/2007	25/1/2008	1,929,820	$1.37	$2,638,257
18	$1.87	1/7/2005	1/7/2008	130,500	$0.94	$122,735
19	$1.87	1/7/2006	1/7/2008	43,500	$0.92	$40,072
20	$1.87	1/7/2007	1/7/2008	43,500	$0.90	$39,241
				4,682,940		$7,097,319

A summary of our assessed option values (net of all discounts applied) is presented below.

PRICEWATERHOUSECOOPERS

The Directors
Metcash Trading Limited
21 March 2005

Tranche	Exercise price ($) (adj. for CULS issue)	Lapse date	Vested (executive) options $	Vested (non-executive) options $	Unvested (executive) options $	Unvested (non-executive) options $	Vesting Date
1	0.17	26/3/2005		2.76			26/3/2002
2	0.17	26/3/2005		2.76			26/3/2003
3	0.17	26/3/2005		2.76			26/3/2004
4	0.27	1/11/2005					1/11/2002
5	0.27	1/11/2005					1/11/2003
6	0.27	1/11/2005					1/11/2004
7	0.16	11/8/2006		2.77			11/8/2003
8	0.16	11/8/2006		2.77			11/8/2004
9	0.16	11/8/2006			2.61	2.51	11/8/2005
10	0.16	25/11/2006		2.77			25/11/2003
10A	0.16	25/11/2006		2.77			25/11/2004
10B	0.16	25/11/2006				2.47	25/11/2005
11	0.16	15/12/2006					15/12/2003
11A	0.16	15/12/2006		2.77			15/12/2004
11B	0.16	15/12/2006				2.46	15/12/2005
12	1.39	14/12/2007	1.54				14/12/2004
13	1.39	14/12/2007			1.38		14/12/2005
14	1.39	14/12/2007			1.33		14/12/2006
15	1.27	25/1/2008	1.66	1.66			25/1/2005
16	1.27	25/1/2008			1.48	1.42	25/1/2006
17	1.27	25/1/2008			1.43	1.37	25/1/2007
18	1.87	1/7/2008				0.94	1/7/2005
19	1.87	1/7/2008				0.92	1/7/2006
20	1.87	1/7/2008				0.90	1/7/2007
21	2.43	2/9/2010			0.60		2/9/2007
22	2.43	2/9/2010			0.61		2/9/2008
23	2.43	2/9/2010			0.60		2/9/2009

PRICEWATERHOUSECOOPERS

Details of the qualifications of the preparers of this report and declarations of our relationships with Metcash are set out in the Appendix 1 to this report.

Yours sincerely



Richard Stewart
Authorised Representative

Declarations and Disclosures

Qualifications

PricewaterhouseCoopers Securities Ltd (PwCS) is wholly owned by PricewaterhouseCoopers (PwC). The firm has extensive experience in providing corporate financial advice and in preparing independent expert's reports. PwCS is a Licensed Dealer under the Corporations Act. Richard Stewart (B.Ec MBA), the person responsible for this report, is a partner of PwC and an authorised representative of PwCS, a Fellow of The Institute of Chartered Accountants in Australia, an affiliate of the Securities Institute of Australia and has had more than 8 years experience in the preparation of independent expert's reports and the valuation of shares and businesses.

Declarations

Neither PwCS nor PwC has any interest in the outcome of the Scheme meetings of the Optionholders of Metcash in relation to the Capital Reorganisation. PwCS is entitled to receive a fee estimated to be $10,000 (excluding Goods and Services Tax (GST)) for preparing this report and will be reimbursed for out-of-pocket expenses incurred. The fees payable to PwCS are payable regardless of the outcome of the Scheme meetings. In addition, PwCS has been indemnified by Metcash in relation to any claim arising from or in connection with its reliance on information provided by, or on behalf of, Metcash. None of PwCS, PwC or Richard Stewart hold shares or other interests in Metcash and have not held any such beneficial interest in the previous two years.

None of PwCS, PwC nor Richard Stewart has any relationship with Metcash that affects their independence in preparing this report. PwC have provided certain services to Metcash as disclosed below:

- PwCS has prepared an Independent Expert's Report addressing whether or not the proposed takeover of Foodland Associated Limited by Metcash is fair and reasonable, and whether the Capital Reorganisation is fair and reasonable and is in the best interests of Metcash Shareholders (other than Metoz Holdings Limited) and Optionholders.

- PwCS has been engaged to prepare an Investigating Accountant's Report in relation to the Takeover Offer, an Independent Accountant's Report in relation to the Capital Reorganisation and an Independent Expert's Report in relation to the takeover offer for Foodland Associated Limited.

We have addressed the implications of the above involvement with Metcash and consider that it does not affect in any way our independence or objectivity in preparing this report.

Purpose of report

This report has been prepared at the request of the Directors of Metcash for assisting in determining the voting entitlements at the Optionholders' scheme meeting to vote on the option scheme of arrangement.

Disclaimer and consents

This report has been prepared solely for the above purpose and is not to be relied upon for any other purpose. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution, letter or statement without the prior written consent of PwCS to the form and context in which it appears.

PwCS has consented this report may be:

- disclosed to the Australian Securities and Investments Commission (ASIC) in connection with an application for a statement from ASIC under section 411(17) of the Corporations Act that ASIC has no objection to the Schemes of Arrangement
- included as evidence in proceedings before the Supreme Court of New South Wales in relation to an application for orders under section 411(4)(b) of the Corporations Act to approve the Schemes of Arrangement

CULS Trust Deed

Metcash Trading Limited
ABN 61 000 031 569

and

Australian Executor Trustees Limited
ABN 84 007 869 794

Freehills

MLC Centre Martin Place Sydney New South Wales 2000 Australia
Telephone +61 2 9225 5000 Facsimile +61 2 9322 4000
www.freehills.com DX 361 Sydney
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR
Reference JMR:JMN:

Table of contents

Clause *Page*

This CULS trust deed

is made on 10 February 2005 between the following parties:

1. **Metcash Trading Limited**
   ABN 61 000 031 569
   of 4 Newington Road, Silverwater, NSW 2128
   (Issuer)

2. **Australian Executor Trustees Limited**
   ABN 84 007 869 794
   of 80 Alfred Street, Milsons Point, NSW 2061
   (Trustee)

Recitals

A. The Issuer proposes to issue CULS on the terms contained in this deed.

B. The Trustee has agreed to act as trustee on behalf of the Stockholders in respect of the Stockholders' interests in CULS on the terms and conditions contained in this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1 Definitions and interpretation

1.1 Definitions

Unless defined in this clause 1.1, terms and expressions defined in the Terms of Issue (annexed as Schedule 1 to this deed) have the same meaning when used elsewhere in this deed and in addition:

ASIC means the Australian Securities and Investments Commission;

Auditor means the auditor of the Trust;

Authorisation includes:

(a) any consent, registration, filing, agreement, notarisation, certificate, licence, approval, permit, authority or exemption from, by or with a Governmental Agency; or

(b) any consent or authorisation regarded as given by a Governmental Agency due to the expiration of the period specified by a statute within which the Governmental Agency should have acted if it wished to proscribe or limit anything already lodged, registered or notified under that statute;

Business Rules means the Business Rules of the Australian Stock Exchange Limited from time to time;

Costs includes costs, charges, fees, expenses (including expenses of advisors), commissions, liabilities, losses, damages and Taxes and all amounts payable in respect of any of them or like payments;

Directors Certificate has the meaning given to that term in clause 7(a).

Encumbrance means an interest or power:

(a) reserved in or over an interest in any asset including, but not limited to, any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power,

by way of security for the payment of a debt, any other monetary obligation or the performance of any other obligation, and includes, but is not limited to, any agreement to grant or create any of the above;

Financial Statements has the meaning given to that term in section 9 of the Corporations Act;

Government Agency means any government or governmental, semi-governmental, administrative, fiscal, or judicial body, department, commission, authority, tribunal, agency or entity;

GST means the goods and services tax levied under A New Tax System (Goods and Services Tax) Act 1999 (**GST Act**);

Listing Rules means the Listing Rules of the ASX and any other rules of the ASX which are applicable while the Trust is admitted to the Official List of the ASX, each as amended or replaced from time to time, except to the extent of any express waiver by ASX;

Meeting means a meeting of Stockholders convened in accordance with this deed;

Officially Quoted means officially quoted by ASX;

Related Body Corporate has the meaning given to that term in the Corporations Act;

Retained Amount has the meaning given to that term in clause 4.4(a);

Special Resolution has the meaning given to that term in paragraph 5 of Schedule 2;

Subsidiary means a subsidiary of an entity as defined in section 46 of the Corporations Act; and

Tax means:

(a) any tax, including GST, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding; or

(b) any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

1.2 Interpretation

In this deed, headings and underlinings are for convenience only and do not affect the interpretation of this deed and, unless the context otherwise requires:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

(e) a reference to any thing (including, but not limited to, any right) includes a part of that thing;

(f) an annexure, exhibit or schedule to this deed forms part of this deed;

(g) a reference to a clause, party, annexure, exhibit or schedule is a reference to a part and clause of, and a party, annexure, exhibit and schedule to, this deed and a reference to this deed includes any annexure, exhibit and schedule;

(h) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(i) terms defined in the Corporations Act have the same meaning;

(j) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) no provision of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision;

(m) a reference to an agreement other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(n) a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(o) a reference to a document includes any agreement in writing, or any certificate, notice, deed, instrument or other document of any kind;

(p) a reference to a body, other than a party to this deed (including, without limitation, an institute, association or authority), whether statutory or not:

    (1) which ceases to exist; or

    (2) whose powers or functions are transferred to another body,

    is a reference to the body which replaces it or which substantially succeeds to its powers or functions; and

(q) a reference to liquidation includes official management, appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding-up, dissolution, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership or person, or death.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the succeeding Business Day.

1.4 General compliance provision

(a) A provision of this deed which is inconsistent with a provision of the Corporations Act does not operate to the extent of the inconsistency.

(b) Clause 1.4(a) is subject to any declarations made by or exemptions granted by ASIC which are current in respect of or applicable to this deed.

(c) This clause 1.4 prevails over all other provisions of this deed including any that are expressed to prevail over it.

1.5 Inconsistency with the Listing Rules

(a) Despite anything to the contrary in this clause 1.5, this clause 1.5 has effect subject to clause 1.4.

(b) If CULS are quoted on ASX, the following clauses apply:

(1) despite anything in this deed, if the Listing Rules prohibit an act being done, the act must not be done;

(2) nothing in this deed prevents an act being done that the Listing Rules require to be done;

(3) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(4) if the Listing Rules require this deed to contain a provision and it does not contain such a provision, this deed is taken to contain that provision;

(5) if the Listing Rules require this deed not to contain a provision and it contains such a provision, this deed is taken not to contain that provision; and

(6) if any provision of this deed is or becomes inconsistent with the Listing Rules, this deed is taken not to contain that provision to the extent of the inconsistency.

1.6 Inconsistency with Terms of Issue

A provision of any part of this deed other than the Terms of Issue which is inconsistent with a provision of the Terms of Issue does not operate to the extent of the inconsistency.

1.7 Interests of Stockholders and Trustee

Notwithstanding any other provision of this deed the Stockholders and the Trustee have no security, legal or beneficial interest in the assets of the Issuer or Newco.

1.8 No winding up

Except as provided in this deed or the Terms of Issue, the Trustee and Stockholders must not:

(a) issue any demand under section 459E(1) of the Corporations Act (or any analogous provision under any other law) against the Issuer;

(b) apply for the winding up or dissolution of the Issuer;

(c) levy or enforce any distress or other execution to, on, or against any assets of the Issuer;

(d) apply for the appointment by a court of a receiver to any of the assets of the Issuer;

(e) unless specifically permitted under this deed, exercise, any set off or counter-claim against the Issuer; or

(f) appoint, or agree to the appointment of, any administrator to the Issuer , or take proceeding for any of the above.

1.9 Stockholders bound

(a) Each Stockholder (and any person claiming through or under a Stockholder) is bound by, and CULS are issued on the condition that each Stockholder (and any person claiming through or under a Stockholder) is taken to have notice of and is bound by, this deed.

(b) It is a condition of a Stockholder receiving any of the rights or benefits in connection with this deed or CULS that the Stockholder performs all of the obligations and complies with all restrictions and limitations applicable to it under this deed and the Terms of Issue.

1.10 Binding nature of relationship

Each Stockholder is taken to have agreed:

(a) to be bound by anything properly done or properly not done by the Trustee in accordance with this deed, whether or not on instructions (or pursuant to a Special Resolution) and whether or not the Stockholder gave an instruction (including by way of Special Resolution) or approved of the thing done or not done; and

(b) at the Trustee's request, to ratify anything properly done or properly not done by the Trustee in accordance with this deed.

1.11 Individual responsibility of Stockholders

Each Stockholder is taken to have acknowledged for the benefit of the Trustee that the Stockholder has:

(a) made and will continue to make its own independent investigation of the financial condition and affairs of the Issuer based on documents and information which it considers appropriate;

(b) made its own appraisal of the creditworthiness of the Issuer; and

(c) made its own assessment and approval of the rate of interest, risks associated with repayment of principal and other returns in relation to CULS,

without relying on the Trustee (in that capacity) or any representation made by it.

1.12 Knowledge of the Trustee

In relation to the Trust, the Trustee will only be considered to have knowledge or notice of or be aware of any matter or thing if the Trustee has knowledge, notice or awareness of that matter or thing by virtue of the actual notice or awareness of the officers or employees of the Trustee who have day to day responsibility for the administration of the Trust.

2 Trustee

(a) The Trustee declares that it holds on trust for the Stockholders the benefit of this deed.

(b) Any action taken by the Trustee under this deed is binding on all Stockholders.

(c) Without limiting clause 2(a), the benefit of this deed includes:

(1) the right to enforce the Issuer's duty to repay CULS; or

(2) any charge or security for repayment;

(3) the right to enforce any other duties that the Issuer has under:

(A) the provisions of this deed including the Terms of Issue; or

(B) Chapter 2L of the Corporations Act.

(d) The issue of CULS to any Stockholder confers on that Stockholder the benefit of all covenants, warranties and indemnities under this deed. Subject to this deed, no Stockholder shall be entitled to proceed directly against the Issuer to enforce any right or remedy under or in respect of this deed other than through the Trustee unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure shall be continuing, in which case any such Stockholder may, upon giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise) and subject to clause 10.2, itself institute proceedings against the Issuer for the relevant remedy to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so.

(e) All money received by the Trustee in respect of amounts payable under this deed must be held by the Trustee on trust to be applied in the following order:

(1) first, in payment of all Costs incurred by or other amounts owing to a receiver under or in connection with this deed (including all remuneration payable to that receiver);

(2) second, in payment of all Costs incurred by or other amounts owing to the Trustee under or in connection with this deed (including all remuneration payable to the Trustee);

(3) third, in or towards payment equally or rateably of all arrears of interest remaining unpaid in respect of CULS and all principal and other amounts due in respect of CULS; and

(4) fourth, in payment of the balance (if any) to the Issuer.

3 Issue of CULS

(a) Subject to the terms of this deed, the Issuer may issue CULS to any person from time to time in accordance with the Terms of Issue.

(b) CULS are regarded as issued to a person if and when the person's name is recorded in the Register. No rights whatsoever attach to CULS until issued.

(c) If the Issuer issues CULS and:

(1) the Issuer has not received any moneys due on application for CULS in accordance with the Terms of Issue; or

(2) any payment for CULS is not cleared,

the CULS are void as from their date of issue or such other date as the Issuer determines.

4 The Issuer's covenants

4.1 Covenants

Subject to this deed, the Issuer covenants for the benefit of the Trustee and Stockholders that for so long as any amount in connection with CULS or this deed remains outstanding, it will:

(a) pay to the Trustee for the account of Stockholders, all amounts due under or pursuant to this deed or the Terms of Issue as and when due in accordance with this deed including the Terms of Issue;

(b) comply with the terms of this deed including the Terms of Issue;

(c) comply with its obligations under the Corporations Act and the Listing Rules;

(d) notify the Trustee promptly and in any event no later than 10 Business Days after it becomes aware of:

(1) a breach by the Issuer of any obligation of this deed, Chapter 2L of the Corporations Act, the Listing Rules or the Terms of Issue; or

(2) an Event of Default;

(e) do all things which are required to be done to enable the Trustee to comply with the Trustee's obligations under this deed and the Corporations Act or to remedy an Event of Default;

(f) provide to the Trustee:

(1) within 120 days after the close of each financial year, a copy of the Issuer's audited Financial Statements in respect of that financial year;

(2) within 90 days after the close of each financial half year, a copy of the Issuer's unaudited Financial Statements in respect of that half year;

(3) to the extent not already provided under this clause 4.1(f), within 7 days of issue, copies of all reports and releases made by the Issuer to ASX; and

(4) promptly, copies of all documents and notices given to Stockholders;

(5) promptly, notice of any agreement between the Issuer and the Underwriter in connection with paragraph 2.2(a) of the Terms of Issue; and

(6) all other information or reports required to be provided to the Trustee under the Corporations Act;

(g) ensure that any Financial Statement provided to the Trustee:

(1) complies with current accounting practice except to the extent disclosed in them and with all applicable laws; and

(2) give a true and fair view of the matters with which they deal;

(h) at the request of the Trustee, provide the Trustee with any other information about the financial condition or state of affairs of the Issuer as the Trustee reasonably considers necessary in relation to matters for the discharge of its obligations under this deed or as imposed by law;

(i) provide the Trustee (at the Issuer's cost) a valuation of its assets and business on a 'going concern' basis, as and when requested by the Trustee for the purposes of enabling the Trustee to comply with Chapter 2L of the Corporations Act provided that no such request shall be made by the Trustee unless it reasonably suspects that the net assets of the Issuer may not be sufficient to repay the principal in respect of CULS in accordance with the Terms of Issue or it otherwise reasonably determines that it requires a valuation to comply with its duties under the Corporations Act; and

(j) where there exists any recurring obligation on the Trustee or the Issuer and the Trustee to furnish to any Governmental Agency any information, furnish to the Trustee such information as would be reasonably required by the Trustee to properly discharge its obligations (such information to be furnished to the Trustee no less than 10 Business Days prior to the time when such information is required or if not available prior to that date, immediately after it is made available to the Issuer).

4.2 Directors Certificate

Within 1 month after the end of each quarter, the Issuer must give to the Trustee a Directors' Certificate:

(a) at the time of giving each report to the Trustee under section 283BF of the Corporations Act, which shows the aggregate Face Value of CULS on issue at the end of the quarter for the purposes of the reports to be given under section 283BF of the Corporations Act; and

(b) where there exists any recurring obligation on the Issuer or the Trustee or both to furnish certain information on the basis of which stamp duty will be payable in any State or Territory or other place, setting out such information as is required by the Trustee to properly complete any return required to be lodged under the provisions of any stamp duty legislation which are applicable to this deed or any of CULS or otherwise to enable the Trustee to comply with its obligations with respect to any undertaking given pursuant to any such legislation, such information to be furnished to the Trustee not less than 14 days prior to the time when such information is required to be lodged.

4.3 Direction to pay

For the purpose of clause 4.1(a), the Trustee directs the Issuer to pay the amounts referred to in clause 4.1(a) to the Stockholders, in accordance with their rights and entitlements unless:

(a) the Winding Up of the Issuer has commenced; or

(b) the Issuer is directed by the Trustee by the giving of notice to that effect not less than 5 Business Days' prior to the scheduled date for the making of the payment,

in which case the payment must be made to the Trustee.

4.4 Retained payments

(a) If for any reason an amount to be paid to a Stockholder under this deed is unable to be paid (other than as a result of the financial circumstances of the Issuer) within 6 months of the date the Issuer first sought to make the payment to the Stockholder, at the end of that 6 months, that amount may be retained by the Issuer (**Retained Amount**).

(b) Where a Retained Amount has been retained by the Issuer pursuant to clause 4.4(a), the Issuer must make payment to the Stockholder entitled to such amount if demand is made by the Stockholder at any time before the expiration of 6 years following the date that the Retained Amount was first sought to be distributed or paid under this deed.

(c) Any interest which accrues on a Retained Amount whilst it is retained will accrue for the benefit of the Issuer and not the Stockholder entitled to make demand for it.

5 Enforcement

5.1 Discretion of Trustee

Subject to clause 2(d), clause 5.2 and clause 6.3(c)(i), the Trustee has an absolute and unfettered discretion to the exclusion of the Stockholders to decide whether or

not to take any action or proceeding against the Issuer to enforce any provision of this deed.

5.2 Enforcement at the request of Stockholders

The Trustee must take action to enforce this deed where:

(a) it has been requested to do so by Stockholders holding at least 25% by number of CULS or it is directed to do so by a resolution of Stockholders passed in accordance with Schedule 2; and

(b) it is indemnified to its satisfaction against all Costs which it may incur in connection with that action.

---

6 Trustee's powers, duties and discretions

6.1 Powers generally

(a) Subject to this deed, the Trustee has all the powers of a natural person or corporation in relation to the Trust in connection with the exercise and discharge of its rights, powers, discretions, duties and obligations under this deed.

(b) Subject to applicable legislation, the Trustee may exercise its rights, powers and discretions under this deed in any manner it thinks fit.

6.2 Trustee's power to invest

(a) Without limiting clause 6.1, all moneys received by the Trustee and not required to be immediately applied in accordance with this deed may, until it is so required:

(1) be deposited with any bank or other deposit taking institution which has a short term credit rating of not less than A-1" or its equivalent by a recognised rating agency; or

(2) be invested in any security which has a short term credit rating of not less than "A-1" or its equivalent by a recognised rating agency.

(b) The Trustee may vary any such investment.

6.3 Duties

(a) The Trustee must:

(1) comply with its duties under the Corporations Act;

(2) comply with its obligations under the Terms of Issue; and

~~(2)~~(3) properly perform the functions required of it under this deed and the Terms of Issue.

(b) Subject to the obligations and duties imposed on the Trustee under the Corporations Act, the Trustee has no obligations or duties except those expressly set out in this deed.

(c) Except to the extent that the following is inconsistent with the requirements of the Corporations Act, the Trustee:

(1) has no obligation to exercise or to exercise in a particular way any of its rights, powers or discretions unless:

(A) it is directed to do so by a resolution of Stockholders passed in accordance with Schedule 2; and

(B) it is indemnified to its satisfaction against any expense or liability which it may occur as a result of doing so; and

(2) must not interfere with the conduct of the ordinary business of the Issuer except as provided in this deed or unless otherwise required to do so in order to comply with its duties under the Corporations Act;

(3) has no responsibility in respect of moneys subscribed by applicants for CULS or to see to the application of those moneys; and

(4) has no responsibility for the form or contents of this deed and will have no liability arising as a result of or in connection with any inadequacy, invalidity or unenforceability of any provision of this deed insofar as it applies to the Trustee or to any representation or warranty given by the Trustee.

6.4 Discretions

Subject to clause 6.3, the Trustee may (but is not obliged to):

(a) **delegation**: by power of attorney or otherwise, authorise:

(1) a Related Body Corporate of the Trustee; or

(2) with the prior consent of the Issuer (not to be withheld unreasonably), any other person (including, without limitation, the Issuer and persons associated with the Issuer),

to do anything which the Trustee may lawfully do including, without limitation, holding any trust property and executing documents on its behalf. The Trustee is not responsible for any loss arising due to the acts or omissions of any delegate, attorney or agent (other than a Related Body Corporate), unless the Trustee fails to use reasonable care in selecting and monitoring them;

(b) **directions**: apply to any court for directions in relation to any question arising either before or after CULS become repayable and assent to and approve of or oppose any application to any court made by or at the insistence of any Stockholder;

(c) **expert advice**: engage and rely and act upon (without enquiry) the advice or opinion of or information of any barrister, solicitor, accountant, auditor, actuary, valuer or other consultant or adviser of the Trustee; or

(d) **reliance**: rely and act upon (without enquiry) any communication or document it reasonably believes to be genuine and correct and to have been signed or sent by the appropriate person or persons;

(e) **certificates**: accept as conclusive evidence and act upon:

(1) a certificate which purports to be signed by any two directors of the Issuer as to any fact or matter, including without limitation as to

whether or not any particular dealing, transaction, step or thing is commercially desirable or detrimental to the interests of the Stockholders; and

(2) any information, report, accounts, certificate or statement supplied by the Issuer, or the auditor or solicitor of the Issuer, including without limitation, any statements or opinions contained therein;

The Trustee is not required to call for further evidence and is not responsible for any loss occurring as a result of such reliance, except to the extent that its reliance amounts to fraud, gross negligence or a breach of trust;

(f) **determinations**: determine as between itself and the Stockholders all questions and matters of doubt arising in relation to this deed. Any determination made by the Trustee shall be conclusive unless a court of competent jurisdiction otherwise determines;

(g) **exercise of powers**: determine in any manner it thinks fit whether to exercise, and the manner, mode and time of exercise of, the Trustee's rights, powers or discretions; and

(h) **waiver:** waive, so long as it is in writing, at any time and on any terms or conditions, any breach by the Issuer under this deed but where a breach is the failure of the Issuer to redeem or repay any CULS in accordance with the Terms of Issue or to the extent required by this deed, the Trustee may waive the breach only if all Stockholders have consented in writing to the waiver, or the breach has been remedied.

6.5 Awareness of Events of Default

To the extent permitted by law and subject to clause 1.12, the Trustee is taken not be aware of an Event of Default or other breach of this deed until either:

(a) the Trustee has actual knowledge of sufficient facts to ascertain that the Event of Default or other breach has occurred; or

(b) the Trustee receives a notice from a Stockholder or the Issuer stating that the Event of Default or breach has occurred.

6.6 Assumption of compliance

To the extent permitted by law, until the Trustee becomes aware of a matter in accordance with clause 6.5, and clause 1.12 the Trustee may assume that no Event of Default or other breach of this deed or the Terms of Issue has occurred and that the Issuer is observing its obligations in connection with this deed and the Terms of Issues and need not inquire whether that is, in fact, the case.

6.7 Limit on disclosure obligations

Nothing in this deed requires the Trustee to disclose information or provide documents relating to the Issuer or any other person if the Trustee reasonably believes that to do so would constitute a breach of law or duty of confidentiality.

6.8 Trustee in capacity as Stockholder

If the Trustee is also a Stockholder, then in its capacity as a Stockholder it:

(a) has the same rights and obligations as the other Stockholders; and

(b) may exercise those rights and agrees to comply with those obligations independently from its role as Trustee as if it were not the Trustee.

6.9 Trustee Liability

Unless it is fraudulent, negligent or in breach of trust the Trustee is not liable in its personal capacity for any loss, cost, claim, damage or expense which may result from the exercise or failure to exercise any of its rights, powers or discretions.

7 Acceptance of Directors' Certificates

The Trustee is entitled at any time to accept and act upon as conclusive and sufficient and to rely upon (without being in any way bound to call for further evidence or information or being responsible for any loss that may be occasioned by its relying thereon) any of the following:

(a) a certificate by the Issuer signed by not less than 2 directors of the Issuer given on behalf of a majority of its directors as to any fact or matter or to the effect that any particular contract, dealing, transaction or proposal is in the opinion of the persons so certifying commercially desirable and not detrimental or prejudicial to the interests of the Stockholders (**Directors' Certificate**);

(b) any document, communication, information, report, statement of financial position, statement of financial performance, certificate or statement supplied by the Issuer or any Subsidiary or by any director, secretary, auditor, solicitor or duly authorised officer of the Issuer or any Subsidiary (including any electronic transmission); and

(c) all statements (including statements made or given to the best of knowledge and belief or similarly qualified) contained in any statement, certificate report, balance sheet or profit and loss account given pursuant to the provisions of or anyway in relation to this deed.

8 Representations and warranties

8.1 Trustee's representations and warranties

The Trustee represents and warrants to the Issuer that:

(a) **incorporation**: it is duly incorporated and has the power to carry on its business as it is now being conducted;

(b) **authority**: it has full power and authority to enter into and perform its obligations under this deed;

(c) **authorisations**: it has taken all necessary action to authorise the execution, delivery and performance of this deed in accordance with its terms.

(d) **binding obligations**: this deed constitutes its legal, valid and binding obligations, and subject to any necessary stamping and registration, are

enforceable in accordance with their terms subject to laws generally affecting creditors' rights and to principles of equity; and

(e) **transaction permitted**: the execution, delivery and performance by it of this deed do not and will not violate, breach, or result in a contravention of:

(1) any law, regulation or Authorisation in a material respect; or

(2) any constituent documents.

8.2 The Issuer's representations and warranties

The Issuer represents and warrants to the Trustee that:

(a) **incorporation**: it is duly incorporated and has the power to own its assets and to carry on its business as it is now being conducted;

(b) **authority**: it has full power and authority to enter into and perform its obligations under this deed;

(c) **authorisations**: it has taken all necessary action to authorise the execution, delivery and performance of this deed in accordance with its terms

(d) **binding obligations**: this deed constitutes its legal, valid and binding obligations, and subject to any necessary stamping and registration, are enforceable in accordance with their terms subject to laws generally affecting creditors' rights and to principles of equity; and

(e) **transaction permitted**: the execution, delivery and performance by it of this deed do not and will not violate, breach, or result in a contravention of:

(1) any law, regulation or Authorisation;

(2) any constituent documents; or

(3) any Encumbrance or other document which is binding upon it or any of its assets,

and do not and will not result in:

(4) the creation or imposition of any Encumbrance or restriction of any nature on any of its assets other than under this deed; or

(5) the acceleration of the date of payment of any obligation existing under any Encumbrance or document which is binding upon it or any of its assets.

8.3 Trustee's undertakings

The Trustee must:

(a) act honestly and in good faith and comply with all laws in performing its duties and in the exercise of its discretions under this deed;

(b) exercise such diligence and prudence as a person in the position of the Trustee would exercise in performing its duties and in the exercise of its discretions under this deed;

(c) keep accounting records which correctly record and explain all amounts paid and received by the Trustee in its capacity as trustee under this deed; and

(d) keep the assets of the Trust separate from all other assets of the Trustee in a capacity other than trustee under this deed.

8.4 Survival of representations and warranties

The representations and warranties in this clause 8 survive the execution of this deed.

9 Trustee's fees and expenses

9.1 Trustee's fees and expenses

(a) The Issuer must pay to the Trustee by way of remuneration for its services such amounts as may be agreed between the Trustee and the Issuer.

(b) The Issuer must also pay to the Trustee on demand all Costs (and reasonable time and attendance costs of the Trustee's officers involved in relation to clauses 9(b)(1) to (5)) reasonably and properly incurred by or on behalf of the Trustee:

(1) in or about or in connection with the preparation, execution, registration, stamping and administration of this deed;

(2) in or in connection with the carrying out or exercise or the purported carrying out or exercise by the Trustee of any duty, obligation or power imposed or conferred expressly or impliedly by this deed on the Trustee or upon Stockholders or by law;

(3) in exercising, preserving or enforcing any rights or in connection with any breach or default in the observance or performance by the Issuer of any of the covenants, obligations, conditions and provisions of this deed;

(4) in or in connection with all actions taken under this deed in relation to complying with any notice, request or requirement of any Governmental Agency and any investigation by any Governmental Agency into the affairs of the Issuer; or

(5) in or in connection with the preparations for the convening and holding of any Meeting of Stockholders and the carrying out of any directions or resolutions of Stockholders.

9.2 GST

The Issuer must pay to the Trustee on demand any GST which is payable as a consequence of any supply made or deemed to be made or other matter or thing done under or in connection with this deed by the Trustee (together with any fine, penalty or interest payable because of a default by the Issuer). The amount paid by the Issuer to the Trustee on account of the GST must be sufficient to ensure that the economic benefit to the Trustee of this deed remains the same whether or not GST applies. The Trustee will give the Issuer a tax invoice.

10 Trustee's liability

10.1 Corporations Act

This clause 10 has effect subject to the Corporations Act.

10.2 Limitation of liability

(a) Subject to clause 10.2(e) and any applicable law, the Trustee, its officers, directors, employees, attorneys and agents, or Related Bodies Corporate (together included in the defined term "Trustee" for the purposes of clauses 10.2(a) to (d)) is not liable under or in connection with this deed to the Issuer, the Stockholders or any other person in any capacity other than as trustee of the Trust.

(b) Subject to clause 10.2(e), a liability to the Stockholders arising under or in connection with this deed is limited to and can be enforced by the Stockholders against the Trustee only to the extent to which it can be satisfied out of any property held by the Trustee out of which the Trustee is actually indemnified for the liability. This limitation of the Trustee's liability applies despite any other provision of this deed and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this deed.

(c) The Issuer and the Stockholders may not sue the Trustee in any capacity other than as trustee of the Trust, including seeking the appointment of a receiver (except in relation to property of the Trust), a liquidator, an administrator or any other similar person to the Trustee or prove in any liquidation of or affecting the Trustee (except in relation to the property of the Trust).

(d) The Stockholders waive their rights and release the Trustee from any personal liability in respect of any loss or damage which any of them may suffer as a consequence of a failure of the Trustee to perform its obligations under this deed, which cannot be paid or satisfied out of any property held by the Trustee.

(e) The provisions of this clause will not apply to any obligation or liability of the Trustee to the extent arising as a result of the Trustee's fraud, negligence or breach of trust.

(f) the Issuer acknowledges that it is responsible under this deed and the Terms of Issue for performing a variety of obligations under this deed. No act or omission of the Trustee (including any related failure to satisfy its obligations or breach of representation or warranty under this deed) will be considered fraud, negligence or breach of trust of the Trustee for the purposes of clause 10.2(e) to the extent to which the act or omission was caused or contributed to by any failure of the Issuer or any other person to fulfil its obligations relating to the Trust or by any other act or omission of the Issuer or any other person.

(g) No attorney, agent or delegate appointed in accordance with this deed has authority to act on behalf of the Trustee in any way which exposes the Trustee to any personal liability and no act or omission of any such person

will be considered fraud, negligence or breach of trust of the Trustee for the purpose of clause 10.2(e).

10.3 Limitations

Without limiting clause 10.2, neither the Trustee not any of its directors, officers, employees, agents or attorneys or Related Bodies Corporate will be responsible for or liable to the Issuer or any Stockholder or any other person for loss caused by:

(a) the Trustee's acts or omissions in accordance with the terms of this deed in reliance on:

(1) the Register;

(2) information or documents supplied by the Issuer or any agent of the Issuer;

(3) opinion, advice or information supplied by a consultant or adviser of the Trustee appointed under clause 6.4(c);

(4) acting on any instruction or direction properly given to it by the Issuer or Stockholders under this deed,

provided that the Trustee has no actual knowledge to the contrary;

(b) any act, omission, neglect or default of the Issuer or any other person under or in connection with this deed or CULS;

(c) any act or omission required by law or by any court of competent jurisdiction;

(d) anything done or omitted to be done in accordance with an instruction or direction given to it by the Stockholders at a Meeting;

(e) any act or omission of an operator of any securities title, transfer or holding system or any absence of, or defect in, the title of the Issuer to any asset;

(f) the exercise or non-exercise of any authority, discretion or power of the Trustee in connection with this deed;

(g) any payment having been made to any fiscal authority; or

(h) the Trustee waiving or excusing, subject to any conditions that the Trustee thinks fit, any breach by the Issuer of the Issuer's obligations under this deed.

10.4 Professional indemnity insurance

The Trustee must:

(a) maintain professional indemnity insurance having regard to its role and status as a professional trustee; and

(b) upon request by the Issuer and to the extent permitted by its insurers, produce to the Issuer such evidence of compliance with this covenant as the Issuer reasonably requires.

11 Trustee's Indemnity

11.1 Corporations Act

This clause 11 has effect subject to the Corporations Act.

11.2 Indemnity

(a) The Trustee, its officers, directors, employees, attorneys and agents or Related Bodies Corporate (together included in the defined term "Trustee" for the purposes of clauses 11.2(a) and 11.2(b) is and will be indemnified by the Issuer out of the assets of the Trust established by this deed against all actions, proceedings, Costs, claims and demands reasonably and properly incurred in respect of any matter or thing done or omitted in any way relating to the execution, administration or enforcement of, or the exercise of any right under, this deed other than a claim arising out of its negligence, fraud or breach of trust.

(b) The Trustee may retain and pay out of any moneys in its hands arising from this deed all sums necessary to effect and satisfy such indemnity or an amount due and payable under clause 9.

11.3 Approval and Deemed Provision

(a) Notwithstanding any other term of this deed Stockholders are able, by Special Resolution at a meeting of the Stockholders, to approve the release of the Trustee from liability for something done or omitted to be done by the Trustee or any other person before the release is given.

(b) Clause 11.3(a) shall be read into and includes any term or provision:

(1) of this deed; or

(2) of any contract with Stockholders,

which, in accordance with clause 283DB of the Corporations Act, would be void but for that term or provision being included in it.

12 Retirement and removal of Trustee and appointment of new Trustee

(a) The Trustee may retire by giving not less than 60 days' notice in writing to the Issuer or such shorter notice that the Issuer may approve provided that such retirement will not take effect until a new trustee which is willing to act has been appointed by the Issuer in accordance with this clause 12.

(b) The Issuer may by deed remove the Trustee if:

(1) the Trustee is in material breach of its obligations under this deed and has not rectified the breach within 10 Business Days of receiving a notice from the Issuer to rectify the breach;

(2) the Trustee ceases to carry on business;

(3) the Trustee is placed in liquidation or is wound up or dissolved;

(4) a receiver, receiver and trustee, official trustee, liquidator, administrator or similar official is appointed to the Trustee;

(5) any licence, consent, Authorisation, permit or similar thing the Trustee is required to hold to carry out its obligations and duties under or in respect of this deed is revoked or not renewed;

(6) the Trustee ceases to be a person who can be appointed a trustee under section 283AC(1) of the Corporations Act; or

(7) the Trustee cannot continue to act as Trustee because of the operation of section 283AC(2) of the Corporations Act.

(c) Subject to section 283AC of the Corporations Act the Issuer must appoint a new trustee by deed if the Trustee retires or is removed.

(d) Subject to the Corporations Act, if 60 days (or such other period as the Trustee and the Issuer may agree) after the Trustee has given notice under clause 12(a) a new Trustee has not been appointed, the Issuer must appoint a Trustee Company (or, if possible, apply to the Court for the appointment of a Trustee Company) as the new Trustee and the appointment will be effective without the approval of the Stockholders being required.

(e) On the retirement or removal of the Trustee, the Trustee must at the cost of the Issuer do all such things and execute all such deeds and assurances as are necessary for the purpose of vesting in a new trustee all money property rights powers authorities and discretions vested in the Trustee under this deed.

(f) Upon the appointment of a new trustee, the Trustee is released from all further obligations and liabilities in respect of its role as trustee on behalf of the Stockholders on the terms and conditions of this deed arising after the date it retires or is removed.

(g) The retirement, removal or departure of the Trustee does not prejudice any accrued right or obligation of the Trustee (including, without limitation, its right of indemnity or entitlement to be paid fees that continue to accrue up to the date of appointment of the new trustee).

13 Other transactions of Trustee

The Trustee, any Related Body Corporate of the Trustee or its directors or officers may:

(a) hold CULS, shares or any other marketable securities issued by the Issuer or its subsidiaries in any capacity;

(b) engage in any kind of banking, trust or other business with the Issuer or the Stockholders or any of their Related Bodies Corporate;

(c) act in any representative capacity for a Stockholder; and

(d) have an interest or enter into a contract or transaction with:

(1) the Issuer or any Related Body Corporate of the Issuer; or

(2) the Trustee or any Related Body Corporate of the Trustee,

and may retain and is not required to account for any benefit derived by doing so.

14 Termination

14.1 Termination of trust

This deed terminates on the earlier of:

(a) the date the last of the following occurs:

(1) the redemption or conversion of all CULS;

(2) payment of all amounts of principal and Interest due on CULS;

(3) payment of all Costs reasonably and properly incurred by the Trustee; and

(4) the satisfaction or waiver of all other obligations or liabilities of the Issuer to the Trustee and Stockholders;

(b) the date on which Stockholders unanimously determine that the Trust be wound up, provided that all amounts owing to the Trustee have been paid in full; or

(c) the date required by law.

14.2 Disposal of assets

If the Trust is terminated in accordance with clause 14.1, the Trustee must distributed the balance of any income and capital in accordance with clause 2(e).

15 Determination of matters of doubt

The Trustee may as between itself and the Stockholders determine all questions and matters of doubt arising in relation to this deed and its construction, meaning, operation or effect and every such determination whether made upon a question actually raised or implied in the acts or proceedings of the Trustee is conclusive and binding on all Stockholders, in the absence of manifest error.

16 Meetings of Stockholders

16.1 Meetings of Stockholders

(a) Subject to the Corporations Act, the Trustee or the Issuer may at any time convene a Meeting.

(b) The Issuer must convene a Meeting on receipt of a direction in writing by Stockholders' holding not less than 10% by number of the CULS stating the object of the Meeting and the terms of any proposed resolution. The Issuer must serve a copy of the direction on the Trustee together with all other relevant information and comply with the Corporations Act.

(c) The provisions of Part 2L.5 of the Corporations Act and schedule 2 apply to any Meeting of Stockholders.

(d) The Trustee may do all things necessary (including executing documents) it reasonably considers necessary or desirable under or in connection with any Special Resolution.

16.2 Passing of resolution

A resolution passed at a Meeting of Stockholders held in accordance with this deed is binding on all Stockholders.

17 Register

17.1 Register

(a) The Issuer must establish and maintain (or cause to be established and maintained) the Register and enter (or cause to be entered) on the Register:

(1) all information required by section 171 of the Corporations Act;

(2) the terms and conditions of CULS; and

(3) any other particulars which the Issuer thinks fit or that it is required to include on the Register under this deed.

(b) The Issuer must, on receipt of details of any change of name or address of a Stockholder notified in writing and accompanied, in the case of change of name, by any evidence which the Issuer may reasonably require, to accordingly alter (or cause to be altered) the details recorded on the Register in respect of that Stockholder.

(c) On giving a notice by advertisement or otherwise as may be required by law, or the requirements of the Listing Rules, the Issuer may from time to time close any Register for any period or periods not exceeding in any one year the maximum period permitted by law or those requirements in aggregate in any calendar year.

(d) No notice of any trust (whether express, implied or constructive) will be entered in the Register except as may be ordered by a court of competent jurisdiction.

(e) At any time the Issuer may (on such terms as it thinks fit) appoint a person to establish and maintain the Register and may terminate such appointment. The Issuer must:

(1) advise the Trustee of the appointment of any such person as soon as reasonably practicable following any such appointment;

(2) provide the Trustee with such details of that person as the Trustee may reasonably require; and

(3) advise the Trustee of the termination of any such appointment as soon as reasonably practicable following any such termination.

17.2 Joint Stockholders

Where two or more persons are registered as the holders of CULS (**Joint Stockholders**) they are, for the purposes of the administration of this deed and not otherwise, deemed to hold the CULS as joint tenants, on the following conditions:

(a) the Issuer is not bound to register more than three persons as the Joint Stockholders of the CULS;

(b) the Joint Stockholders are jointly and severally liable in respect of all payments, including payment of any Tax, which ought to be made in respect of the CULS;

(c) on the death of a Joint Stockholder, the survivor or survivors are the only person or persons whom the Issuer or the Trustee will recognise as having any title to the CULS, but the Issuer or the Trustee may require any evidence of death which it thinks fit;

(d) any one of the Joint Stockholders may give an effective receipt which will discharge the Issuer or the Trustee in respect of any payment or distribution;

(e) the Joint Stockholders of a CULS are counted as a single holder of the CULS for the purposes of calculating the number of Stockholders or requisitioners who have applied for a Meeting of Stockholders; and

(f) only the person whose name appears first in the Register as one of the Stockholders is entitled to delivery of any notices, cheques or other communications from the Issuer or the Trustee, and any notice, cheque or other communication given to that person is deemed to be given to all the Joint Stockholders.

18 Transfers

18.1 Transfer

(a) Before CULS are Officially Quoted or at any time after CULS cease to be Officially Quoted, all transfers of CULS must be effected by a proper instrument of transfer and in a manner approved by the Issuer. The Issuer may decline to register a transfer of CULS under this clause 18.1(a) unless the instrument of transfer:

  (1) is duly stamped; and

  (2) is accompanied by such evidence as the Issuer requires to prove the title of the transferor.

(b) While CULS are Officially Quoted all transfers of Officially Quoted CULS must be effected in accordance with the Business Rules of the clearing house of the ASX.

(c) A transferor of CULS remains the Stockholder until the transfer is registered and the name of the transferee is entered in the Register in respect of the CULS.

18.2 Transaction advice after transfer

If the Issuer accepts a transfer under this clause 18, the Trustee may issue a transaction advice for:

(a) the CULS which have been transferred; and

(b) the balance of any CULS which were not transferred.

18.3 No General Restriction on Transfer

(a) There is no restriction on the transfer of CULS and, subject to clause 18.4 and the Terms of Issue, the Issuer may not do anything which may prevent, delay or in any way interfere with, the registration of a transfer of CULS effected under clause 18.1(b).

(b) Except as otherwise set out in this clause 18 and the Terms of Issue, there is no restriction on any other transfer of CULS.

18.4 Restricted Securities

Despite any other provisions of this deed:

(a) restricted securities (as defined in the Listing Rules) cannot be disposed of during the escrow period referred to in the Listing Rules except as permitted by the Listing Rules or the ASX;

(b) subject to the ASTC Settlement Rules in respect of restricted securities that are CHESS approved (as defined in the Listing Rules), the Trustee must refuse to acknowledge a disposal (including registering a transfer), of restricted securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) in the event of a breach of the Listing Rules in relation to CULS which are restricted securities, the Stockholder holding the CULS in question ceases to be entitled to any voting rights in respect of those CULS for so long as the breach subsists.

18.5 Death, legal disability

(a) If a Stockholder dies, becomes subject to a legal disability, becomes bankrupt or is liquidated the survivor (in the case of joint Stockholders), legal personal representative or the person entitled to CULS as a result of bankruptcy or liquidation, will be recognised as having a claim to CULS registered in the Stockholder's name.

(b) The Issuer need not register any transfer or transmission under this clause 18.5 unless the transferee provides an indemnity in favour of the Issuer in a form determined by the Issuer in respect of any consequence arising from the transfer or transmission.

18.6 Recognition of Stockholder

The Issuer and the Trustee:

(a) must treat the person entered on the Register as a Stockholder as the absolute owner of all rights and interests of the Stockholder; and

(b) except as required by law or this deed, need not recognise any claim or interest in any CULS by any other person.

18.7 Participation in Transfer Systems

The Issuer may determine that CULS which are Officially Quoted will participate in the "Clearing House Electronic Sub-register System" or any other computerised or electronic system of transfer or registration. The Issuer may with the approval

of the ASX, create rules to facilitate such participation which may be additional to or may override this clause 18.

19 Amendments to deed

19.1 Alteration without consent

Subject to complying with all applicable laws, providing the Trustee with a copy of the alteration and the alteration not altering or conflicting with any of the rights and obligations of the Trustee, the Issuer may, by an instrument in writing and without the authority, assent or approval of Stockholders, alter this deed if such alteration is, in the opinion of an independent counsel appointed by the Issuer with the approval of the Trustee (such approval not to be unreasonably withheld or delayed):

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) necessary or desirable in connection with the CULS including where the alteration is:

  (1) made to comply with any law, the Listing Rules or the listing or quotation requirements of any securities exchange on which the Issuer may propose to seek quotation of CULS; or

  (2) convenient for the purpose of obtaining or maintaining the listing or quotation of CULS; or

(d) is not likely (taken as a whole and in conjunction with all other alterations, if any, to be made contemporaneously with that alteration) to be prejudicial to the interests of the Stockholders.

Any other alteration to this deed requires the consent of the Trustee.

19.2 Alteration by Special Resolution

Without limiting clause 19.1, the Issuer may by an instrument in writing alter this deed if the alteration has been approved by Stockholders by a Special Resolution and provided the alteration does not alter or conflict with, without its consent any of the rights and obligations of the Trustee.

19.3 Alteration

In this clause 19 'alter' includes modify, cancel, amend or add to.

20 General

20.1 Notices

(a) Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this deed:

(1) must be in legible writing and in English addressed as shown below:

(A) if to the Trustee:

Address: 80 Alfred Street, Milsons Point, NSW 2061

Attention: Head of Corporate Trusts

Facsimile: 02 9465 2104;

(B) if to the Issuer:

Address: 4 Newington Road, Silverwater, NSW 2128

Facsimile: 02 9741 3027;

(C) if to any Stockholder to the registered address as stated in the Register,

or as specified to the sender by any party by notice;

(2) where the sender is a company, must be signed by an Officer or under the common seal of the sender;

(3) is regarded as being given by the sender and received by the addressee:

(A) if by delivery in person, when delivered to the addressee;

(B) if posted in Australia, on the second Business Day after the posting, and otherwise on the seventh Business Day after the posting; or

(C) if by facsimile transmission, whether or not legibly received, when the senders' facsimile system generates a message confirming successful transmission,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) it is regarded as received at 9.00 am on the following Business Day; and

(4) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 20.1(a)(3)(C) and informs the sender that it is not legible.

(c) If an Event of Default occurs, the Issuer must post on its website, such information as the Trustee reasonably considers necessary and appropriate to inform Stockholders of such default or any other related matter.

20.2 Governing law and jurisdiction

(a) This deed is governed by the laws of New South Wales.

(b) The parties submit to the exclusive jurisdiction of the courts of New South Wales.

20.3 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

(b) If any clause is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions in this deed.

20.4 Waivers

(a) Waiver of any right arising from a breach of this deed or of any Power arising upon default under this deed must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed or occurrence of an Event of Default; or

(2) a power created or arising upon default under this deed or upon the occurrence of an Event of Default,

does not result in a waiver of that right or power.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right or power arising from a breach of this deed or on a default under this deed or on the occurrence of an Event of Default as constituting a waiver of that right or power.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right or power by that other party.

20.5 Cumulative rights

The rights, powers, authorities, discretions and remedies arising out of or under this deed are cumulative and do not exclude any other right, power, authority, discretion or remedy.

20.6 Further assurances

Each party must do all things and execute at the Issuer's cost all further documents necessary to give full effect to this deed.

20.7 To the extent not excluded by law

The rights, duties and remedies granted or imposed under the provisions of this deed operate to the extent not excluded by law.

20.8 Discretion in exercising rights

The Trustee or a Stockholder may exercise a right or remedy or give or refuse its consent in any way it considers appropriate (including by imposing conditions), unless this deed expressly states otherwise.

20.9 *Conflict of interest*

The Trustee's and any Stockholder's rights and remedies under this deed may be exercised even if this involves a conflict of duty or the Trustee or Stockholder has a personal interest in their exercise.

20.10 Indemnities

The indemnities in this deed are continuing obligations, independent of the Issuer's other obligations under this deed and continue after this deed ends. It is not necessary for the Issuer, the Trustee or a Stockholder to incur expense or make payment before enforcing a right of indemnity under this deed.

Schedule 1 – CULS Terms of Issue

METCASH TRADING LIMITED ABN 61 000 031 569

CONVERTIBLE UNSECURED LOAN STOCK

TERMS OF ISSUE

1 Definitions and interpretation

(a) In these Terms of Issue capitalised expressions have the meanings set out in the schedule.

(b) These Terms of Issue will be interpreted in accordance with the schedule.

2 Form and Issue Price

2.1 Form

(a) CULS are convertible, unsecured, redeemable, loan notes issued by Metcash under the Trust Deed.

(b) Holders are entitled to the benefit of, and are bound by the provisions of, the Trust Deed.

2.2 Issue price and Issue Price

Each of the CULS to be issued to the Holders by Metcash under the Trust Deed:

(a) will have an Issue Price of $2.54; and

(b) must be paid for in full on application.

2.3 Ranking and subordination

(a) CULS are unsecured obligations of Metcash, and rank equally without any preference among themselves.

(b) In the period before the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders shall rank pari passu with all other non-secured creditors of Metcash.

(c) After the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders and the rights of the Trustee which are held for the benefit of Holders are subordinated in right of payment to the claims of Other Creditors and accordingly as from the Winding Up of Metcash:

(1) no part of any debt payable by, nor any claim against Metcash in respect of the CULS will be paid, discharged or satisfied until the claims of Other Creditors have been paid, discharged or satisfied in full;

(2) the Trustee and the Holders may only lodge in connection with any CULS a proof of debt which is consistent with this clause 2.3; and

(3) the liquidator or provisional liquidator of Metcash must distribute the assets of Metcash accordingly.

(d) Other than:

(1) pursuant to the Proposed Transactions as contemplated as at 21 January 2005;

(2) the issue or conversion of CUPS as disclosed in the Prospectus;

(3) the conversion of CULS into new Newco Shares as contemplated by these Terms of Issue;

(4) as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;

(5) under an existing employee share plan of Metcash or an employee share plan of Newco; or

(6) under a dividend reinvestment plan of Metcash or Newco,

Metcash or Newco may not create or issue any class of securities without the consent of the Holders given by Special Resolution.

(e) Metcash will not draw down under the Metcash Senior Facility until the earlier of:

(1) the Takeover Offer becoming Unconditional;

(2) the redemption of the CULS in accordance with clause 5.1(b); or

(3) the Metcash Share Scheme becoming Effective.

2.4 Repayment

Subject to clause 2.3(b) or (c), as the case may be, CULS will be repayable only upon:

(a) the redemption of the CULS in accordance with these Terms of Issue; or

(b) the Winding Up of Metcash.

3 No interest

Except as set out in clause 7.3(d), no interest is payable by Metcash on each of the CULS issued under the Trust Deed.

4 Conversion

4.1 Mandatory conversion on Metcash Share Scheme becoming Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that the Metcash Share Scheme has become Effective.

(b) If the Metcash Share Scheme becomes Effective, Metcash must convert 25% (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

(c) If the Metcash Share Scheme becomes Effective, and mandatory conversion under clause 4.8 has not taken place, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.2 Voluntary conversion on Metcash Share Scheme becoming Effective

If the Metcash Share Scheme becomes Effective, Metcash may, by notice given to the Holders not less than 20 Business Days and not more than 25 Business Days prior to the Maturity Date, elect to convert some or all of the Election CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.3 Conversion Notice

(a) A notice given in accordance with clause 4.2 must specify the percentage of the Election CULS held by the Holders that will be converted in accordance with clause 4. Subject to clause 4.3(b), this percentage must be the same for each Holder.

(b) If the conversion of the relevant percentage of each Holders' CULS would require the conversion of a fraction of a CULS, Metcash will round the fraction of a CULS down to the nearest whole number of CULS and Metcash may also adjust this percentage to take account of the effect on marketable parcels.

(c) Any notice given by Metcash under this clause 4 is irrevocable.

4.4 Conversion

(a) On conversion of any CULS under these Terms of Issue, including under this clause 4:

(1) Metcash will redeem each of those CULS for an amount equal to its Issue Price and apply the whole of the redemption proceeds in respect of the Holder's CULS being redeemed in subscribing on behalf of the Holder for the number of new Newco Shares calculated in accordance with clause 4.5; and

(2) the relevant Holder irrevocably and unconditionally:

(A) acknowledges that the application of the redemption proceeds in that manner is in full and final satisfaction of all amounts payable by Metcash in respect of the CULS;

(B) consents to the cancellation by Metcash of the certificate (if any) for the relevant CULS; and

(C) consents to be a member of Newco and agrees to be bound by the Constitution.

(b) On the conversion of any CULS under these Terms of Issue, including under this clause 4, Metcash must procure the issue by Newco to the relevant Holder of the number of new Newco Shares determined under

clause 4.5 and any such issue will have effect on and from, and be deemed to have been made on, the relevant Conversion Date.

4.5 Conversion Ratio

Subject to these Terms of Issue, each CULS will be converted on the relevant Conversion Date into the number of new Newco Shares equal to the Conversion Ratio, which, subject to adjustment in accordance with clause 4.7, will be one new Newco Share for every CULS.

4.6 Notice of Conversion

Metcash will provide notice to:

(a) each relevant Holder that its CULS has been converted into new Newco Shares under these Terms of Issue within 5 Business Days of the relevant Conversion Date; and

(b) each regulatory authority of the conversion of any CULS under these Terms of Issue in accordance with all applicable laws.

4.7 Adjustment to Conversion Ratio for Capital Reconstruction

(a) If at any time Newco Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, or there is a bonus issue in relation to the Newco Shares, Metcash, following consultation with Newco, must reconstruct the Conversion Ratio taking into account such reconstruction, consolidation, division, reclassification or bonus issue in accordance with the Listing Rules (as if Newco had made the issue of CULS and the CULS were shares in Newco).

(b) Any adjustment of the Conversion Ratio under clause 4.7(a) will be taken to be an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4.8 Acceleration of Conversion Date in the event of a Takeover Event

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that a Takeover Event has occurred.

(b) If the Metcash Share Scheme has become Effective and after that date a Takeover Event has occurred, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

5 Redemption rights

5.1 Scheme does not become Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after the earlier of:

(1) the occurrence of any of the events referred to in paragraphs (1) and (2) of clause 5.1(b) below; or

(2) Metcash forming the view, acting reasonably, that the Metcash Share Scheme will not become Effective by the Original Maturity Date.

(b) If:

(1) any of the events set out in paragraphs (a) to (d), inclusive, of clause 6.1 of the Implementation Agreement occur;

(2) the Implementation Agreement is terminated in accordance with its terms;

(3) the Metcash Share Scheme has not become Effective by the Original Maturity Date; or

(4) Metcash gives a notice under clause 5.1(a)(2),

Metcash must redeem all of the CULS in accordance with this clause 5 on the Redemption Date.

5.2 Final redemption

Metcash must redeem in accordance with this clause 5 all of the Election CULS, other than any Election CULS in respect of which a conversion notice has been given in accordance with clause 4.2, on the Maturity Date for those Election CULS.

5.3 Payment

On the redemption of any CULS under these Terms of Issue, including under this clause 5, Metcash must on the relevant Redemption Date:

(a) pay to each Holder an amount equal to the Redemption Premium in respect of each CULS held by the Holder that is being redeemed; and

(b) redeem the CULS by paying to each Holder an amount equal to the Issue Price for each CULS held by the Holder that is being redeemed.

6 Trigger Event

6.1 Notice of Trigger Event

Metcash must give notice to the Trustee and the Holders as soon as reasonably practicable after Metcash becomes aware of the occurrence of a Trigger Event.

6.2 Holders' conversion right on a Trigger Event

(a) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (g) and (h) of that definition occurs, a Holder may, by giving notice to Metcash within 5 Business Days of the notice under clause 6.1 being given or, if Metcash fails to give such notice, of the relevant Trigger Event becoming Publicly Known, elect to

convert all (but not some only) of its CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (a) to (f) (inclusive) of that definition occurs, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

7 Enforcement

7.1 Events of Default

Each of the following is, subject to clause 7.2, an Event of Default:

(a) other than a failure to pay when so required under clause 7.3(b), Metcash fails to pay any amount on any of the CULS within 10 Business Days of it becoming due and payable;

(b) Metcash breaches its undertaking in clause 2.3(e); or

(c) Metcash fails to comply with any of its other material obligations under the Trust Deed or these Terms of Issue and, if in the reasonable opinion of the Trustee that failure can be remedied, is not remedied to the reasonable satisfaction of the Trustee within 10 Business Days (or such longer period as the Trustee may permit) after notice of the failure has been given to Metcash by the Trustee.

7.2 Exception

The non-payment by Metcash of any amount due and payable in respect of any of the CULS:

(a) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(b) (subject as provided in the Trust Deed) in cases of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given by an independent counsel acceptable to the Trustee as to such validity or applicability,

is not an Event of Default for the purposes of clause 7.1(a).

7.3 Consequences

(a) Upon the occurrence of an Event of Default under clause 7.1(a):

(1) if the Metcash Share Scheme has not become Effective, the remedies available to the Trustee are limited to taking action to commence and/or prove in a Winding Up of Metcash; and

(2) if the Metcash Share Scheme has become Effective, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) Upon the occurrence of an Event of Default under clause 7.1(b), the CULS are immediately due and payable and in the event of non-payment of any amount so due on the Redemption Date, the Trustee may take action to commence and/or prove in a Winding Up of Metcash.

(c) Upon the occurrence of an Event of Default under clause 7.1(c) which continues, the Trustee may institute proceedings against Metcash as it may think fit on account of that Event of Default.

(d) Upon the occurrence of an Event of Default under clause 7.1(a) or clause 7.1(b) which continues, interest will accrue on the sum of the Issue Price plus the applicable Redemption Premium of the relevant CULS at the Default Rate until the date upon which Holders receive payment of all amounts outstanding in relation to the CULS.

7.4 Trustee not bound to enforce

The Trustee shall not in any event be bound to take any action referred to in clause 7.3 unless:

(a) it has been so requested by Holders holding between them at least 25% of the CULS for the time being on issue or it has been so directed by a Special Resolution; and

(b) it has first been indemnified to its satisfaction by the Holders against all costs, charges, liabilities and expenses which may be incurred by it in connection with that action.

7.5 Holders' right to enforce

No Holder is entitled to proceed directly against Metcash to enforce any right or remedy under or in respect of any CULS unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure is continuing, in which case any such Holder may, upon giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), itself institute proceedings against Metcash for the relevant remedy to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so.

8 Payments

8.1 Deductions

(a) Metcash may deduct from any amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by Metcash to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder is deemed to have been duly paid and satisfied by Metcash.

(b) Metcash must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any

Holder, deliver to that Holder the relevant receipt issued by the revenue authority without unreasonable delay after it is received by Metcash.

8.2 No set-off

A Holder has no right to set off or withhold any amounts owing by it to Metcash against claims owing by Metcash to the Holder.

8.3 Payment method

Any amount payable to Holders in respect of the CULS in accordance with these Terms of Issue will, unless Metcash and the Holder otherwise agree, be paid by direct credit to a nominated account at an Australian financial institution or by cheque drawn in favour of such Holder and sent by prepaid post to the address of the Holder in the Register.

9 General

9.1 Quotation

Metcash must use all reasonable endeavours and provide all such documents, information and undertakings as may be reasonably necessary in order to procure official quotation of:

(a) CULS; and

(b) the new Newco Shares issued on conversion of CULS,

on a stock market conducted by ASX.

9.2 Ranking of new Newco Shares

Each new Newco Share issued on a conversion of a CULS will, as from the relevant Conversion Date of that CULS, rank equally in all respects with the Newco Shares, except that they will not be entitled to any dividend or any other distribution or entitlement that has been declared or determined but not paid as at the relevant Conversion Date.

9.3 Voting

Holders may attend general meetings of Metcash but CULS do not carry a right to vote at a general meeting of Metcash, unless provided for by the Listing Rules or the Corporations Act.

9.4 Reporting requirements

(a) Metcash will observe the reporting requirements set out in the Trust Deed, including the requirement to provide reports on the financial performance of Metcash and Newco.

(b) Metcash will send to each Holder a copy of all reports, notices and announcements sent to holders of shares held in the capital of Metcash at the time they are sent.

9.5 CULS redeemed or bought back

All CULS redeemed or bought back by Metcash in accordance with these Terms of Issue will thereupon be cancelled and may not be reissued.

9.6 Participation in new issues

Until converted, CULS confers no rights to subscribe for new securities in Metcash or Newco.

10 Other

10.1 Non resident Holders

(a) Where CULS is held by, or on behalf of, a person resident outside of Australia then, despite anything to the contrary contained in or implied by these Terms of Issue, it is a condition precedent to any right of the Holder:

(1) to receive payment of any monies in respect of the CULS held by that person; or

(2) to obtain Newco Shares on conversion of any of the CULS held by that person,

that all necessary authorisations (if any) and any other statutory requirements which may then be in existence are obtained at the cost of the Holder and satisfied.

(b) For the purposes of clause 10.1(a), authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Government Agency.

10.2 Tracing provisions

(a) Metcash may direct a Holder to disclose to Metcash:

(1) full details of that Holder's relevant interest in the CULS and of the circumstances that gave rise to that interest;

(2) the name and address of each other person who has a relevant interest in any of the CULS together with full details of:

(A) the nature and extent of the interest; and

(B) the circumstances that give rise to the other person's interest; and

(3) the name and address of each person who has given the person instructions about any matter relating to the CULS, together with full details of those instructions (including the date or dates on which they were given).

(b) A matter referred to in clause 10.2(a)(2) or (3) need only be disclosed to the extent to which it is known to the Holder who is required to make the disclosure.

(c) The disclosure must be made within 2 Business Days after the Holder is given the direction.

(d) Metcash may pass the information in response to a direction to the Trustee and Newco. The Holder authorises and consents to any such disclosure.

(e) For the purposes of this clause 10.2, a "relevant interest" has the meaning given to that term in section 608 of the Corporations Act except that a reference to the term "securities" in that section is to CULS.

11 Indemnity to Metcash

(a) Whenever in consequence of:

(1) the death of a Holder;

(2) the non-payment of any Income Tax or other Tax payable by a Holder;

(3) the non-payment of any stamp or other duty by the legal personal representatives of a Holder of that person's estate; or

(4) any other act or thing in relation to CULS or a Holder,

any law for the time being of any country or place, in respect of CULS, imposes or purports to impose any liability of any nature whatever on Metcash or the Trustee to make any payments to any Government Agency, Metcash and the Trustee will in respect of that liability be indemnified by that Holder and that person's legal personal representatives and any monies paid by Metcash or the Trustee in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to Metcash or the Trustee and Metcash and the Trustee has a lien in respect of those monies upon the CULS held by that Holder or that person's legal personal representatives and is entitled to set off those moneys against any monies payable by it in respect of those CULS.

(b) Nothing in clause 11(a) prejudices or affects any right or remedy which any such law may confer or purport to confer on Metcash.

12 Acceleration or Extension of Maturity Date

12.1 Acceleration of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer becomes Unconditional 25 or more Business Days prior to the Original Maturity Date, Metcash may, on giving written notice to the Holders, accelerate the Maturity Date to the date that is 25 Business Days after the date of the notice.

12.2 Extension of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer has not become Unconditional by the date that is 30 Business Days prior to the Original Maturity Date, Metcash may, by giving written notice to Holders not less than 30

Business Days prior to the Original Maturity Date, extend the Maturity Date, in respect of Election CULS only, by a period of 3 months.

13 Amendments to the Terms of Issue

13.1 Amendment without consent

Subject to complying with all applicable laws, providing the Trustee with a copy of the alteration and the alteration not altering any of the rights and obligations of the Trustee, Metcash may, by an instrument in writing, alter without the authority, assent or approval of Holders, these Terms of Issue if the alteration is, in the opinion of an independent counsel appointed by Metcash:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the Listing Rules or the listing or quotation requirements of any securities exchange on which Metcash may propose to seek quotation of the CULS;

(d) required to facilitate the Proposed Transaction taking place and is not prejudicial to the interests of the Holders, provided alterations of an inconsequential or minor nature are deemed not to be prejudicial; or

(e) will not (taken as a whole and in conjunction with all other alterations, if any, to be made contemporaneously with that alteration) be prejudicial to the interests of the Holders.

13.2 Amendment by Special Resolution

Without limiting clause 13.1, Metcash may by an instrument in writing alter these Terms of Issue if:

(a) the alteration has been approved by Holders by a Special Resolution; and

(b) the alteration does not alter any of the rights and obligations of the Trustee.

13.3 Alteration

In this clause 'alter' includes modify, cancel, amend or add to.

14 Notices

14.1 Service of notices

(a) Without limiting anything else in these Terms of Issue, a notice may be given by Metcash to any Holder, or in the case of joint Holders to the Holder whose name appears first in the Register, personally, by leaving it at the Holder's registered address or by sending it by prepaid post (airmail if posted to a place outside Australia) or facsimile transmission addressed to the Holder's registered address or, in any case, by other electronic means determined by the board of directors of Metcash. If the notice is signed, the signature may be original or printed.

(b) A notice given by a Holder to Metcash must:

(1) be in writing; and

(2) be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address below or the address last notified by Metcash, or sent by facsimile transmission to the fax number below or the fax number last notified by Metcash:

Metcash Trading Limited
Newington Road
Silverwater NSW 2128
Attention: Company Secretary
Fax No: + 61 2 9741 3027

14.2 When notice considered to be received

(a) Subject to clause 14.2(b), any notice is taken to be given:

(1) if served personally or left at the intended recipient's address, when delivered;

(2) if sent by post, on the first Business Day after it is mailed in a prepaid envelope to the intended recipient's address; and

(3) if sent by facsimile or other electronic transmission, on production of a report by the machine or other system by which the transmission is sent indicating that the transmission has been made in its entirety to the correct fax number or other transmission address and without error.

(b) Any notice given by a Holder to Metcash will be taken to be given only on receipt by Metcash of that notice.

14.3 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any CULS is bound by every notice which, prior to the person's name and address being entered in the Register, was properly given to the person from whom the person derived title to those CULS.

14.4 Service on deceased Holder

A notice served in accordance with this clause 14 is (despite the fact that the Holder is then dead and whether or not Metcash has notice of the Holder's death) considered to have been properly served in respect of any CULS, whether held solely or jointly with other persons by the Holder, until some other person is registered in the Holder's place as the Holder or joint Holder. The service is sufficient service of the notice or document on the Holder's personal representative and any person jointly interested with the Holder in the CULS.

15 Governing law and jurisdiction

15.1 Governing law

CULS and these Terms of Issue are governed by the laws of New South Wales, Australia.

15.2 Jurisdiction

(a) Metcash and each Holder submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, Australia in connection with matters concerning the CULS or these Terms of Issue.

(b) Metcash and each Holder waives any right they have to an action being brought in those courts, or to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

Schedule – Definitions and interpretation

1.1 Definitions

The following definitions apply in these Terms of Issue:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules means the settlement rules of ASTC as amended or replaced from time to time.

ASX means Australian Stock Exchange Limited (ACN 009 624 691).

Business Day has the same meaning as in the Listing Rules.

Constitution means the constitution of Newco.

Conversion Date means:

(a) in respect of a conversion under clause 4.1(b), the first Business Day after the Implementation Date;

(b) in respect of a conversion under clause 4.1(c), the Maturity Date;

(c) in respect of a conversion under clause 4.2, the Maturity Date;

(d) in respect of a conversion under clause 4.8(b), the earlier of the Maturity Date and the date that is 10 Business Days after either the notice of Takeover Event is given by Metcash under clause 4.8(a) or, if Metcash fails to give such notice, after the Takeover Event has become Publicly Known;

(e) in respect of a conversion under clause 6.2(a), the earlier of the Maturity Date and the date that is 20 Business Days after the notice is given to Metcash by the Holder under clause 6.2(a);

(f) in respect of a conversion under clause 6.2(b), the earlier of the Maturity Date and the date that is 5 Business Days after either the notice of Trigger Event is given by Metcash under clause 6.1 or, if Metcash fails to give such notice, after the Trigger Event has become Publicly Known; and

(g) in respect of a conversion under clause 7.3(a)(2), the date that is 5 Business Days after the occurrence of the Event of Default.

Conversion Ratio has the meaning given to it in clause 4.5.

Corporations Act means the *Corporations Act 2001* (Cth).

CULS means the convertible unsecured subordinated redeemable loan notes issued or to be issued by Metcash on these Terms of Issue.

Default Rate means the average mid rate for bills of exchange of a term of 30 days, which average rate (expressed as a percentage per annum) is displayed on the Reuters page designated BBSW (or any page which replaces that page) on the 14th day of each month (or if that is not a Business Day, the immediately preceding Business Day), if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by Metcash having regard, to the extent possible, to:

(a) the rates otherwise bid and offered for bills of that term or for funds of that tenor displayed on the page BBSW (or any page which replaces that page) at that time on that date; and

(b) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time,

plus a margin of 3%.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Metcash Share Scheme.

Election CULS means CULS other than the CULS to be converted pursuant to clause 4.1(b) and either clause 4.1(c) or clause 4.8.

Event of Default means any event specified in clause 7.1.

Government Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

GST has the meaning given in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Holder in relation to CULS means a person whose name is for the time being registered in the Register as the holder of the CULS.

Implementation Date has the meaning given to it in the Implementation Agreement.

Implementation Agreement means the agreement between Metcash and Newco relating to the implementation of the Metcash Share Scheme dated on or about 3 February 2005.

Income Tax means any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed in respect of the above.

Issue Date means the date on which CULS are issued pursuant to the retail component of the Offer made pursuant to the Prospectus.

Issue Price means, in relation to CULS, the principal amount specified in clause 2.2(a).

Listing Rules means the listing rules of ASX as amended or replaced from time to time.

Maturity Date means:

(a) in relation to the CULS to be converted under clause 4.1(c):

  (1) the Original Maturity Date; or

  (2) such earlier date as determined in accordance with clause 12.1;

(b) in relation to the Election CULS:

  (1) the Original Maturity Date;

  (2) such earlier date as determined in accordance with clause 12.1; or

(3) if extended under clause 12.2, the date being 9 months following the Issue Date,

provided that if that day is not a Business Day, the relevant day will be the next Business Day.

Metcash means Metcash Trading Limited ABN 61 000 031 569.

Metcash Senior Facility means the facility of up to $825 million underwritten by Australia and New Zealand Banking Group Limited for the purposes of the Takeover Offer, the acquisition by Newco of all of the issued shares of Metoz Holdings Limited by means of a scheme of arrangement in South Africa and for other purposes.

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and some of its shareholders as described in the scheme booklet to be dated on or about 18 February 2005, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Newco means The Newco Project X Limited ABN 32 112 073 480.

Newco Share means a fully paid ordinary share in the capital of Newco.

Offer means the offer of CULS made by Metcash under the prospectus dated 11 February 2005.

Original Maturity Date means the date being 6 months following the Issue Date provided that if that day is not a Business Day, it will be the next Business Day.

Other Creditors means all creditors of Metcash other than

(a) the Holders (in their capacity as such); and

(b) creditors whose claim against Metcash are expressed by their terms to rank equally with or after the claims of the Holders.

Proposed Transactions means

(a) the proposed scheme of arrangement to be effected in South Africa under which Newco will acquire all of the shares in Metoz Holdings Limited;

(b) the Metcash Share Scheme;

(c) the proposed takeover bid by the Company for Foodland Associated Limited; and

(d) the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be entered into between Metcash and some or all of its optionholders.

Prospectus means the prospectus issued or to be issued by Metcash in relation to the CULS.

Publicly Known means information that reasonably confirms any of the facts relevant to the determination that a Trigger Event, a Takeover Event or any of the events specified in paragraph (1) and (2) of clause 5.1(b) has occurred and which has been published in a nationally available news source including a newspaper, wire service or online website.

Record Date means the Business Day immediately prior to the Conversion Date or such other date as required by the ASX.

Redemption Date means:

(a) in respect of redemption under clause 5.1, the date that is 10 Business Days after the earlier of:

(1) the Maturity Date; or

(2) the date on which Metcash gave notice under clause 5.1(a) or if Metcash fails to give such notice, the date on which any of the events specified in paragraph (1) or (2) of clause 5.1(b) become Publicly Known;

(b) if there is an Event of Default under clause 7.1(b), the Business Day following such Event of Default;

(e) in the event of a Winding Up, on the commencement of the Winding Up; or

(f) in any other case, the Maturity Date.

Redemption Premium means:

(a) where clause 5.1(b) applies, an amount equal to 2.5% of the Issue Price for that CULS; and

(b) in any other circumstance, an amount equal to:

(1) 5% of the Issue Price for that CULS; or

(2) if clause 12.2 applies, 7.5% of the Issue Price for that CULS.

Register means the register of Holders (established and maintained in accordance with the Trust Deed) and, where appropriate, includes:

(a) a sub-register conducted by or for Metcash pursuant to the Corporations Act, the Listing Rules or ASTC Settlement Rules; and

(b) any branch register.

Related Body Corporate means a corporation that is related to Metcash pursuant to sections 9 and 50 of the Corporations Act.

Special Resolution has meaning given to that term in the Trust Deed.

Takeover Event means a takeover bid (as defined in the Corporations Act), or any type of equivalent offer made under any successor sections of the Corporations Act relating to takeovers, is made to acquire all or some of the ordinary shares in Metcash or all or some of the Newco Shares and the bid is, or becomes, unconditional and:

(a) the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or Newco Shares on issue, as the case may be; or

(b) the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

Takeover Offer means the offer by Metcash to acquire fully paid shares in Foodland Associated Limited as set out in the bidder's statement dated 21 January 2005, as amended from time to time.

Tax means:

(a) a tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding;

(b) income, stamp or transaction duty, tax or charge; or

(c) GST,

which is assessed, levied, imposed or collected by, or payable to, a Government Agency (excluding Income Tax other than interest withholding tax) and includes, but is not limited to, interest, fines, penalties, charges, fees or other amounts imposed on or in respect of any of the above.

Tax Act means the Income Tax Assessment Act 1936 (Cth) or Income Tax Assessment Act 1997 (Cth) (as appropriate).

Terms of Issue means these terms and conditions of issue.

Trigger Event means each and any of the following events:

(a) Metcash or Newco sends a notice to its shareholders convening a meeting to consider a special resolution to wind up Metcash or Newco, as the case may be;

(b) a resolution is passed or an order is made for the appointment of a provisional liquidator to Metcash or Newco;

(c) the making of an order by a Court for the winding up of Metcash or Newco (other than to effect a solvent reconstruction);

(d) the directors of Metcash or Newco resolve to appoint an administrator to Metcash or Newco (as the case may be) under section 436A of the Corporations Act;

(e) an administrator of Metcash or Newco is appointed under sections 436A, 436B or 436C of the Corporations Act;

(f) Metcash or Newco executes a deed of company arrangements;

(g) official quotation of the CULS is either suspended by ASX for more than 20 consecutive Business Days or ended by ASX; or

(h) Metcash or Newco sends a notice to its shareholders convening a meeting to consider an ordinary resolution to dispose of its main undertaking (as defined in the Listing Rules),

except that any event in paragraphs (a) to (f) inclusive of this definition which arise as a result of an Event of Default under clause 7.1(b) shall not be a Trigger Event.

Trust means the trust constituted by the Trust Deed.

Trust Deed means the deed dated on or about 10 February 2005 between Metcash and the Trustee.

Trustee means Australian Executor Trustees Limited ABN 84 007 869 794 in its capacity as trustee of the Trust.

Unconditional means each of the conditions set out in section 23.9 of the bidders' statement dated on or about 21 January 2005 in respect of the Takeover Offer have been satisfied or waived.

Winding Up means any of an order being made or an effective resolution being passed that Metcash be wound up or the appointment of a liquidator or provisional liquidator of Metcash (and where the appointment is made by a court, by a court of competent jurisdiction in Australia).

1.2 Interpretation

In these Terms of Issue, except where the context otherwise requires:

(a) the singular includes the plural and vice versa;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause or paragraph is to a clause or paragraph of these Terms of Issue;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, $A, dollar, $ or cent is to Australian currency;

(f) a reference to time is to Sydney, Australia time;

(g) a reference to a person includes a reference to the person's executors, administrators, successors and permitted assigns and substitutes;

(h) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(i) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(j) a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act

(k) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(l) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligations must be performed or the event must occur on or by the next Business Day; and

(n) an Event of Default continues until it has been waived in writing by the Trustee; and

(o) if a calculation is required under these Terms of Issue, the calculation will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of CULS, any fraction of a cent will be disregarded. For the purposes of issuing Newco Shares in respect of a Holder's aggregate holding of CULS, any fraction of an Newco Share will be disregarded.

Schedule 2 – Meetings of Stockholders

1 Notice of Meeting

(a) At least 10 Business Days notice in writing of any Meeting must be given to the Trustee, the Issuer and the Stockholders by the party calling the Meeting.

(b) If the Issuer omits to give notice under paragraph 1(a) or if a Stockholder does not receive notice, the Meeting is still valid.

(c) The party convening the Meeting must notify the Trustee, the Issuer and Stockholders (as the case requires) in writing of:

(1) the place, day and time of the Meeting; and

(2) the nature of the business to be transacted.

(d) If either the Issuer or the Trustee omits to give notice under paragraph 1(c) or if either does not receive notice, the Meeting is invalid unless the person who did not receive notice waives the notice requirement.

2 Who may attend and address Meeting of Stockholders

Each Stockholder is entitled to attend and vote at any Meeting of Stockholders. The Trustee, the Issuer, any person invited by any of them and the Auditor is entitled to attend and address a Meeting or adjourned Meeting of Stockholders.

3 Quorum

(a) No business may be transacted at any Meeting of Stockholders unless a quorum of Stockholders is present at the time when the Meeting proceeds to business.

(b) A quorum for any Meeting is at least 5 persons present in person or by attorney, representative or by proxy representing at least 10% by number of the CULS.

(c) If a quorum is not present within half an hour from the time appointed for the Meeting, the Meeting must be adjourned as the chairman directs.

(d) At an adjourned Meeting the Stockholders with at least 5% by number of the CULS who are present either in person or by attorney, representative or proxy constitute a quorum and are entitled to pass the resolution.

4 Chairman

(a) Subject to the Corporations Act, a nominee of the Trustee must preside as chairman at a Meeting of Stockholders.

(b) If the Issuer's nominee does not appear within 15 minutes from the time appointed for the Meeting, the Stockholders present must elect one of their number to preside as chairman.

5 Voting

(a) Subject to Stockholders being entitled to vote, any question submitted to a Meeting must be decided in the first instance by a show of hands, but a poll will be taken in any case where:

(1) it is required by this deed or by law that the question be decided by a majority which is to be measured by a percentage of the votes cast by those present; or

(2) either before or immediately after any question is put to a show of hands a poll is demanded by the chairman of the Meeting, the Trustee, the Issuer, or at least 5 Stockholders, present personally or by proxy, representative or attorney, holding or representing by proxy, representative or attorney at least 5% by number of the CULS.

(b) In the case of equality of votes, the chairman of a Meeting of Stockholders has a casting vote in addition to his votes (if any) as a Stockholder both on a show of hands and on a poll.

(c) A Special Resolution will be deemed duly passed if it is approved at a meeting convened in accordance with this schedule by Stockholders holding not less than 75% by number of the CULS.

(d) Any resolution other than a Special Resolution will be deemed duly passed if it is approved at a meeting convened in accordance with this schedule by Stockholders holding not less than 50% by number of the CULS.

6 Votes

At a Meeting:

(a) on a show of hands each Stockholder present personally or by proxy, attorney or representative with the right to vote at that Meeting has one vote; and

(b) on a poll each Stockholder present personally or by proxy, attorney or representative with a right to vote at that Meeting is entitled to one vote for each CULS.

7 Voting by joint holders

(a) If CULS are held jointly, the most senior Stockholder's vote either in person or by proxy is accepted to the exclusion of the other joint holders.

(b) The most senior Stockholder is the person whose name appears first on the Register.

8 Voting by corporation

(a) A corporation who is a Stockholder may vote through a representative authorised in writing.

(b) The corporation's representative is regarded as a Stockholder and has the same rights as a Stockholder.

9 Voting by person of unsound mind

If a Stockholder is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, the Stockholder's committee or Trustee or other person who properly has the management of the Stockholder's estate may exercise any rights of the Stockholder in relation to a Meeting of Stockholders as if the committee, Trustee or other person were the Stockholder.

10 Objection to voter's qualification

(a) An objection may be raised to the qualification of a voter only at the Meeting where the vote objected to is given or tendered.

(b) An objection must be referred to the chairman whose decision is final.

(c) The chairman may consult with any representative of the Issuer and the Trustee present at the Meeting.

(d) A vote allowed at a Meeting is valid for all purposes.

11 Proxies

A Stockholder is entitled to appoint another person as his proxy to attend and vote at a Meeting. Any person including a Stockholder may act as a proxy, and that proxy has the same rights as the appointor to vote whether on a show of hands, to speak, and be reckoned in the quorum.

12 Proxy instrument

(a) If the appointer of a proxy is an individual, the instrument of appointment must be in writing and signed by the appointer or the appointer's attorney authorised in writing.

(b) If the appointer of a proxy is a corporation, the instrument of appointment must be:

(1) under its common seal; or

(2) under the hand of an officer or attorney who has been authorised by the corporation.

13 Voting authority to be deposited with Trustee

(a) The instrument appointing a proxy or a facsimile copy of it and the original or certified copy of the power of attorney or authority under which it is signed or a facsimile copy of it must be deposited with the Trustee or the Trustee's agent at least 48 hours, or any shorter period determined by the Trustee from time to time, before the time appointed for the Meeting at which the proxy proposes to vote. The original of any facsimile instrument provided under this paragraph 13(a) must be deposited with the Trustee or the Trustee's agent before the time appointed for the Meeting.

(b) If paragraph 13(a) is not complied with, the proxy is invalid.

(c) An instrument appointing a proxy is only valid for 12 months from its execution date.

14 Effect of death or insanity on vote under proxy

(a) A vote given under an instrument of proxy is valid even though the principal is insane at the time, has died or has revoked the proxy or the authority under which the proxy was executed.

(b) Paragraph 14(a) does not apply if the Trustee has notice in writing of the death, insanity or revocation before the Meeting at which the proxy is to be used.

15 Adjournments

The chairman may adjourn a Meeting with the consent of the majority of Stockholders present.

16 Declaration by chairman of voting

Unless a poll has been demanded under paragraph 17, a declaration by the chairman that a resolution has been carried or lost by a particular majority is conclusive evidence of that fact.

17 Demand for a poll and manner of poll

(a) A poll is to be conducted as directed by the chairman at the Meeting or any adjournment of the Meeting.

(b) The demand for a poll may be withdrawn by the person who demanded it.

(c) The demand for a poll does not discontinue the Meeting except to decide the question for which the poll is demanded.

(d) The result of the poll is regarded as the resolution of the Meeting.

18 Poll on election of chairman or question of adjournment

A poll demanded on the election of a chairman or on a question of adjournment must be taken forthwith.

19 Effect of resolution

A resolution passed at a Meeting of Stockholders held in accordance with this deed is binding upon all the Stockholders.

20 Minutes

(a) The chairman must ensure that minutes of proceedings at every Meeting of Stockholders are taken and entered in a minute book provided by the Issuer.

(b) The signature by the chairman of minutes of a Meeting is conclusive evidence of the matters stated in the minutes.

(c) Unless there is proof to the contrary a minuted Meeting is regarded as properly held and a resolution passed at the Meeting is regarded as properly passed.

21 Resolution by Postal Ballot

(a) A resolution of Stockholders may be passed by the requisite number of Stockholders completing, signing and returning copies of a written resolution, which has been sent by the Issuer (with the approval of the Trustee) to Stockholders, within a period specified by the Issuer.

(b) In respect of such a resolution each Stockholder is entitled to have one vote for each CULS held.

22 Powers

Without derogating from the powers conferred on the Trustee by this deed, a meeting of Stockholders may exercise the following powers by Special Resolution:

(a) power to authorise the Trustee to take or to refrain from taking any action which may be taken by the Trustee under any express or implied power or authority howsoever conferred;

(b) power to sanction the release by the Trustee or the Issuer from any obligation under this deed either unconditionally or upon such conditions as the Trustee may arrange with the Issuer;

(c) power to sanction agreement by the Trustee to any modification or compromise of any of the rights of all the Stockholders against the Issuer;

(d) power to authorise the Trustee to agree to the postponement of the repayment of the principal secured in respect of any part of the CULS beyond their due dates;

(e) power to authorise the Trustee to sanction on behalf of all the Stockholders any scheme for reconstruction of the Issuer or for the amalgamation of the Issuer with any other corporation;

(f) power to authorise the Trustee to accept on behalf of the Stockholders any other property or securities instead of any part of the Stockholder's rights and in particular any debt securities of the Issuer;

(g) power to approve the appointment of a new trustee in accordance with the provisions of this deed; and

(h) power to give any release or waiver in respect of anything done or omitted by the Trustee or any breach or default by the Issuer.

Executed as a deed:

Signed sealed and delivered by
Metcash Trading Limited
by:

Secretary/Director	Director
J.A. RANDALL	E.M. JANKELOWITZ.
Name (please print)	Name (please print)

Signed sealed and delivered for
Australia Executor Trustees Limited
under Common Seal:


COMMON SEAL
AUSTRALIAN
EXECUTOR
TRUSTEES
LIMITED
A.C.N. 007 869 794

Philip John Walter Joseph	Yvonne Drake
Name (please print)	Name (please print)

Freehills

11 February 2005

Our ref RXM:JR:JVK:30F
Phone (02) 9225 5500
Email rebecca.maslen-stannage@freehills.com
Matter no 80783880
Doc no Sydney\004796616

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street,
Sydney NSW 2000

FOR IMMEDIATE RELEASE

Metcash Trading Limited (ASX code: MTT) - Prospectus

We act for Metcash Trading Limited (**Metcash**) in connection with the 5 for 6 pro-rata offer of convertible, unsecured, loan stock in Metcash, which is being made pursuant to a prospectus dated 11 February 2005 (**Prospectus**).

We attach a copy of the Prospectus lodged today with the Australian Securities and Investments Commission pursuant to section 718 of the Corporations Act 2001.

Yours faithfully
Freehills



Rebecca Maslen-Stannage
Partner

Excludes U.S. residents
Included for information only


Metcash
TRADING LIMITED AUSTRALASIA

Transaction Overview

Issued by Metcash Trading Limited

ABN 61 000 031 569

11 February 2005

Campbells Wholesale Cash & Carry


IGA
INDEPENDENT GROCERS OF AUSTRALIA

DISTRIBUTION


ALM
AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

Financial Advisers:

Deutsche Bank 


Momentum

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to how to act, you should consult your financial or legal advisor as soon as possible.

A. Important information

What is this document?

This Overview is designed to provide shareholders and optionholders with

- an overview of the proposed capital reorganisation (**Capital Reorganisation**) of Metcash;
- an outline of the action required by shareholders and optionholders; and
- a summary of the key anticipated advantages and potential disadvantages and risks of the Capital Reorganisation.

This Overview is a summary only. It should be read in conjunction with the Scheme Booklet which describes the Capital Reorganisation in more detail and contains important additional information.

Defined terms

Capitalised terms used in this Overview are defined in the Glossary in Section 23 of the Scheme Booklet.

Important notice

The Scheme Booklet is, for the purposes of the Corporations Act, issued by Metcash (and no other person). The Scheme Booklet is dated 11 February 2005 and has been lodged with the Australian Securities & Investments Commission and is being sent to all Metcash Shareholders and Optionholders. You should read the Scheme Booklet before making any decision or taking any step in relation to the Capital Reorganisation.

ASIC and ASX take no responsibility for the contents of this Overview.

This Overview and the Scheme Booklet do not take into account the financial situations, investment objectives and particular needs of any particular person.

This Overview includes certain forecast financial information that has been based on current expectations about future events. The forecast financial information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such forecast financial information. Factors which may affect future financial performance include, among other things, those risks identified in Section 3.4 of the Scheme Booklet, the assumptions not proving correct and other matters not currently known to, or considered material by, Metcash.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. To the extent permitted by law, none of Metcash, their officers, any person named in this Overview or any persons involved in the preparation of this Overview makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. You are cautioned not to place undue reliance on those statements. The forward looking statements in this Overview reflect views held only as at the date of this Overview.

If you are in any doubt as to how to deal with this Overview or the Scheme Booklet, please consult your legal or financial adviser immediately. If you have sold all of your Metcash Shares, please ignore the enclosed documents.

THIS OVERVIEW IS A SUMMARY ONLY:

YOU SHOULD READ IT IN CONJUNCTION WITH THE SCHEME BOOKLET

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

B. Letter from the Independent Directors (extracted from the Scheme Booklet)

11 February 2005

Dear Shareholders and Optionholders

Metcash Capital Reorganisation

We have great pleasure in writing to you following the announcement on 6 December 2004 of a proposed Capital Reorganisation and Takeover Offer.

The Capital Reorganisation will result in the acquisition by a new holding company of the issued share capital of Metcash's majority shareholder, Metoz Holdings Limited and the issued share capital of Metcash held by Non-Metoz Shareholders. Following the Capital Reorganisation, the practical effect will be the removal of Metcash's majority shareholder at a total cost to Newco of $2.92 per Metcash Share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt.

Metcash also announced on 6 December 2004 a takeover bid for Foodland Associated Limited.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other. This Scheme Booklet deals with the Capital Reorganisation and considers, where appropriate, the implications of the Takeover Offer.

As certain of the Directors are also directors of Metoz, we thought it appropriate that the Directors who are not also directors of Metoz (the **Independent Directors**) write to you to give you our independent view of the proposals.

Since the Announcement, Metcash's share price has increased by $0.48 per share representing an increase in the market capitalisation of Metcash of approximately $307 million[1] and a strong endorsement for these initiatives.

Key benefits of the Capital Reorganisation

The Capital Reorganisation is expected to deliver enhanced returns to Shareholders and Optionholders and offers benefits which include:

- the acquisition of Metcash Shares held by Metoz at an attractive price;
- expected financial benefits including improved capital structure and EPS accretion;
- expected improved weighting in the S&P/ASX indices;
- improved liquidity in the shares held by Shareholders; and
- Metcash no longer having a single controlling shareholder.

Implementing the Capital Reorganisation

A new holding company for the Metcash group, Newco, will be put in place as part of the Capital Reorganisation which is being implemented pursuant to schemes of arrangement in Australia and South Africa. Once the Capital Reorganisation has become Effective, Newco will own (directly or indirectly) 100% of the ordinary shares of Metcash and will be renamed Metcash Limited.

Under a Scheme of Arrangement, Metcash Shareholders (other than Metoz) will receive one Newco Share for each Metcash Share held.

Under a separate Scheme of Arrangement, Optionholders in Metcash will receive one Newco Option for each Metcash Option held.

A scheme of arrangement will also be conducted in South Africa which will effect the acquisition of Metoz Holdings by Newco.

1 Excludes shares issued under the Equity Placement undertaken on 6 December 2004 and under the Share Purchase Plan undertaken post Announcement.

Metcash Shareholder and Optionholder approvals

The Metcash Share Scheme and the Metcash Option Scheme require the approval in Scheme Meetings of Shareholders (other than Metoz) and Optionholders respectively and approval by the Court, as well as the satisfaction of certain conditions. The Metcash Schemes will only become Effective if the Metoz Scheme becomes Effective.

In addition, certain resolutions are required to be passed in order to implement the Metcash Schemes which will be proposed at an Extraordinary General Meeting which will take place on the same day as the Scheme Meetings. Metcash is also proposing a resolution to approve financial assistance in connection with the funding for the Takeover Offer at this meeting.

The Independent Expert recommendation

The Independent Expert, PricewaterhouseCoopers Securities Limited, was appointed by the Board to independently assess the merits of the Metcash Schemes for Non-Metoz Shareholders and Optionholders. **PricewaterhouseCoopers Securities Limited concluded that the proposed Capital Reorganisation, taken as a whole, is in the best interests of Metcash and Non-Metoz Shareholders and that the Metcash Option Scheme is in the best interests of Optionholders**.

Our recommendation

We consider the Capital Reorganisation and the Resolutions to be in the best interests of Shareholders and Optionholders and therefore unanimously recommend eligible Shareholders and Optionholders **vote for the Metcash Schemes and the Resolutions**.

Meetings to vote on the Metcash Schemes and the Resolutions are to be held on Tuesday, 22 March 2005 from 2.00pm, in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000. If you cannot attend the meetings, please complete the attached proxy forms as directed.

Important details regarding the Metcash Schemes, the Resolutions and the manner of implementation of the Capital Reorganisation are set out in the Scheme Booklet. We urge you to read it carefully and, if required, seek your own investment or other professional advice. If you have any questions, please call our Australian information line 1300 724 363 (International calls +61 2 9240 7470).

We look forward to your support and your attendance at the forthcoming meetings in March.

Yours faithfully,



A.E. (Ted) Harris, AC
Deputy Chairman



Peter Barnes
Non-Executive Director



Richard Longes
Non-Executive Director



Bernard J. Hale
Executive Director



Michael Jablonski
Executive Director



Edwin Jankelowitz
Executive Director



Lou Jardin
Executive Director



Michael Wesslink
Executive Director



C. What do you need to do?

Step 1

Read the documents in full

You should carefully read this Overview, the Scheme Booklet, the Notices of Meetings and all other documents you have been provided with.

If you have any queries concerning the Schemes or the Resolutions, please contact the Australian toll-free information line on 1300 724 363 (International calls +61 2 9240 7470) or consult your investment, financial, taxation or other professional advisor. For quality assurance purposes, all calls to the Information Line will be recorded.

Step 2

Vote on the Metcash Schemes and the Resolutions

You can vote:

- by proxy, using the relevant enclosed proxy form;
- in person at the Meetings to be held on 22 March 2005;
- by attorney; or
- by corporate representative (if the Shareholder or Optionholder is a company).

If you wish to VOTE FOR the Metcash Schemes and Resolutions, as recommended by the Directors, by proxy you should mark X in the "FOR" box for each resolution on the relevant proxy forms.

For complete instructions on how to vote, please read Section 4 of the Scheme Booklet and the Notices of Meetings and the relevant proxy form.

YOUR VOTE IS IMPORTANT

The Independent Expert concluded that the proposed Capital Reorganisation taken as a whole is in the best interests of Metcash and Non-Metoz Shareholders and that the Metcash Option Scheme is in the best interests of Optionholders.

The Directors unanimously recommend that eligible Shareholders VOTE FOR the Metcash Share Scheme and the Resolutions and that eligible Optionholders vote for the Metcash Option Scheme.

D. What are the key dates?

Key Event	Key Date
Last time and date by which proxy forms for the two Scheme Meetings and Extraordinary General Meeting must be received	20 March 2005 at 2.00pm
Time and date for determining eligibility to vote at the Scheme Meetings and the Extraordinary General Meeting	21 March 2005 at 7.00pm
Share Scheme Meeting	2.00pm on 22 March 2005
Option Scheme Meeting	2.30pm[2] on 22 March 2005
Extraordinary General Meeting	3.00pm[3] on 22 March 2005
Court hearing for approval of Metcash schemes	5 April 2005
Effective Date of Metcash Schemes	7 April 2005
Suspension of Metcash Shares from ASX trading	Close of trading on 7 April 2005
Commencement of trading of Newco Shares on deferred settlement basis	11 April 2005
Record Date	15 April 2005
Implementation Date (Newco Shares issued to Scheme Shareholders and Newco Options issued to Scheme Optionholders)	18 April 2005
Despatch of holding statements to Scheme Shareholders and Option certificates to Scheme Optionholders	22 April 2005
End of deferred settlement trading in Newco Shares	22 April 2005

All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Court and other regulatory authorities.

The Scheme Meetings and Extraordinary General Meeting will be held at:

Teale Room
Four Seasons Hotel
199 George Street
Sydney NSW 2000

2 Or as soon after that time as the Share Scheme Meeting is concluded or adjourned.
3 Or as soon after that time as the Option Scheme Meeting is concluded or adjourned.



E. Key Questions and Answers

What is the Capital Reorganisation?	The practical effect of the Capital Reorganisation will be the removal of Metcash's majority shareholder, Metoz, for an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz.
What will I receive if the Metcash Schemes become Effective?	If you hold Metcash Shares and the Metcash Share Scheme becomes Effective, you will receive 1 Newco Share in exchange for each Metcash Share held by you as at the Record Date. If you hold Metcash Options and the Metcash Option Scheme becomes Effective, you will receive 1 Newco Option in exchange for each Metcash Option held by you as at the Record Date.
What are the tax implications of the Capital Reorganisation?	Scheme Shareholders should be able to choose Capital Gains Tax (**CGT**) scrip-for-scrip roll-over relief. Scheme Optionholders who elected to be taxed upfront when they acquired their Metcash Options should be able to choose CGT roll-over relief. Scheme Optionholders who did not elect to be taxed upfront may be entitled to income tax roll-over relief. Refer to Section 15 of the Scheme Booklet for further details of the tax implications of the Metcash Schemes.
What do the Metcash Directors recommend?	The Directors unanimously recommend that eligible Shareholders and Optionholders vote for each of the Metcash Schemes and the Resolutions to be considered at the Scheme Meetings and the Extraordinary General Meeting. Each eligible Director intends to vote all Metcash Shares or Metcash Options directly held or controlled by them in favour of the Metcash Schemes and the Resolutions.
What is the opinion of the Independent Expert?	The Independent Expert, PricewaterhouseCoopers Securities Limited, concluded that the proposed Capital Reorganisation taken as a whole is in the best interests of Metcash and the Non-Metoz Shareholders, and that the Metcash Option Scheme is in the best interests of Optionholders. The Independent Expert believes the consideration proposed for the Metoz Scheme is fair for Non-Metoz Shareholders.
Does the Metoz Holdings Board support the Metoz Scheme?	In the absence of a superior offer, the Metoz Holdings Board has recommended its shareholders accept the offer from Newco by approving the Metoz Scheme. Newco has received undertakings from Metoz shareholders, which held 43% of Metoz as at 14 January 2005, to vote for the Metoz Scheme.
Should I vote?	You do not have to vote. However, your Directors believe that the Metcash Schemes are in the best interests of Shareholders and Optionholders and urge you to read this Overview and the Scheme Booklet carefully and, if eligible, to vote for the Metcash Schemes and Resolutions.
What happens if I do not vote or I vote against the Schemes?	If the Metcash Schemes become Effective you will receive Newco Shares or Newco Options (and your Metcash Shares will be transferred or Metcash Options cancelled), as the case may be, even if you did not vote or voted against the Schemes.
Who can help me answer my questions about the Schemes?	If you have any questions about the Schemes, please contact the Metcash information line on 1300 724 363 Australia only; or +61 2 9240 7470 (International) between 9.00am and 5.00pm on Monday to Friday or consult your legal, financial or other professional advisor.

F. What is the Capital Reorganisation?

The Capital Reorganisation is designed to remove Metcash's controlling shareholder at an attractive price for Non-Metoz Shareholders.

Under the Capital Reorganisation, it is proposed that Newco will acquire (directly or indirectly) 100% of the ordinary capital of Metcash by way of the Metcash Share Scheme and the Metoz Scheme, which need to be approved by the respective required majorities of shareholders of Metoz and Metcash for the Capital Reorganisation to become Effective. The Metoz Scheme and the Metcash Share Scheme are interconditional. In addition, Metcash Options are intended to be cancelled and replaced by options in Newco.

Metcash Schemes

- Under the Metcash Share Scheme, Newco will acquire 48% of Metcash held by Non-Metoz Shareholders, who will receive one Newco Share per Metcash Share held
- Newco will become the new holding company for Metcash and will be listed on the ASX
- The Metcash Option Scheme will provide for the cancellation of Metcash Options in exchange for the issue of Newco Options on a one-for-one basis

Refer to > **Section 9 of the Scheme Booklet**

Metoz Scheme

- Under the Metoz Scheme, Newco will acquire Metoz's 52% interest in Metcash for an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz
- The acquisition is implemented via the acquisition of the entire issued share capital of Metoz Holdings
- Metoz Shareholders will vote on the Metoz Scheme
- Metcash Shareholders are not entitled to vote on the Metoz Scheme

Refer to > **Section 8 of the Scheme Booklet**


Before
Metoz Shareholders
Metoz²
52%
Public
48%
Metcash Optionholders
Metcash


After¹
Public³
Optionholders
Newco
100% of Ordinary Capital⁴
CULS holders⁵
Metcash
CUPS⁵

1 "After" means once the Schemes are Effective and the Post-Scheme Restructuring is complete.
2 The Metoz Interest in Metcash is held via three wholly owned subsidiaries.
3 Public includes Non-Metoz Shareholders and any new shareholders as a result of the equity issued under the Rights Issue and the Takeover Offer.
4 Newco will hold 100% of the ordinary shares directly or indirectly in Metcash. It is proposed that Metoz Holdings and its subsidiaries will be removed from the ownership chain so that Newco holds 100% of Metcash Shares directly.
5 The Convertible Unsecured Loan Stock (CULS) and Convertible Undated Preference Shares (CUPS) convert into Newco equity in various circumstances, a portion of which is at Metcash's discretion. Refer to Section 12 of the Scheme Booklet for further details.

Shareholders are being asked to vote on the Metcash Share Schemes and five Shareholder Resolutions. Optionholders are being asked to vote on the Metcash Option Scheme.



G. What is the Takeover Offer?

Metcash has announced its intention to acquire the entire issued capital of Foodland. Foodland is a supermarket operator and grocery wholesaler trading in Australia and New Zealand. Metcash proposes to offer Foodland Shareholders:

- 2.44[4] Metcash A Shares or $7.18 in cash per Foodland Share; and
- one NZ share per Foodland share.

Metcash proposes to retain ownership of Foodland's Australian businesses and to transfer Foodland's New Zealand businesses back to Foodland Shareholders after the Takeover Offer has been completed.

Based on the cash alternative included in the Takeover Offer consideration, the Takeover Offer values Foodland Australia at $846 million.

Foodland operates 82 Action Stores in WA, QLD and northern NSW. In addition Foodland is a grocery wholesaler to over 600 independent supermarket operators.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional on each other.

Benefits of the Takeover Offer

Metcash believes that the acquisition of Foodland Australia will provide numerous benefits to Metcash, Shareholders and Optionholders. The Foodland Australia acquisition:

- is complementary to Metcash's core business;
- increases business scale and expands its grocery wholesaling network into Western Australia;
- expands Metcash's independent retailer network;
- improves buying power;
- provides potential for supply chain and logistic efficiencies to be realised;
- provides an opportunity to achieve cost savings; and
- provides an opportunity to transform the IGA "chain" into a truly national player.

Metcash Shareholders are being asked to vote on one Shareholder Resolution in order to facilitate the funding for the Takeover Offer

Refer to > **Section 10 of the Scheme Booklet for the Takeover Offer and Section 12 of the Scheme Booklet for the Funding Arrangements**

4 Based on a Metcash share price of $2.94 prior to Announcement on 3 December 2004. If the Capital Reorganisation becomes Effective, the exchange ratio will be adjusted for the effect of the Rights Issue of Convertible Unsecured Loan Stock (**CULS**).

H. Key participants in the Capital Reorganisation

Metcash

- Metcash is a leading marketing and distribution company operating in the grocery and liquor industries in Australia
- Metcash had revenue of $7.2 billion (FY 2004)
- Metcash supplies
  - approximately 4,500 independent retailer grocery accounts;
  - more than 13,000 licensed premises; and
  - over 80,000 customers in the convenience and confectionery sector

Refer to > **Section 6 of the Scheme Booklet**

Metoz

- Metoz Holdings (previously known as Metro Cash and Carry Limited) is currently Metcash's major (indirect) shareholder, holding 52% of Metcash
- It is a South African listed company with a market capitalisation of R4.9 billion ($1.1 billion) (12 January 2005)
- Metoz's only material asset is its holding in Metcash following the sale of its African and Far and Middle Eastern operations in 2004

Refer to > **Section 8 of the Scheme Booklet**

Newco

- The Newco Project X Limited (Newco) is a newly incorporated Australian company
- Newco has not carried on any business and its principle purpose is to acquire Metcash via the Schemes
- If the Capital Reorganisation is successful, Newco will be renamed Metcash Limited

Refer to > **Section 7 of the Scheme Booklet**

Metcash Share price performance over the last 3 months



3.50
3.30
3.10
2.90
2.70
2.50
Metcash
ASX 200 (rebased)
Share price (A$)
3 Sep 04
16 Oct 04
29 Nov 04
12 Jan 05

Source: IRESS
Historical performance is not necessarily an indication of future performance

Estimated National Grocery Market share



Other 3%
Franklins 2%
Foodland 5%
Metcash 13%
Coles & Woolworths 77%

Source: AC Nielsen



I. What are the advantages of the Capital Reorganisation?

Key Advantages of the Capital Reorganisation

Attractive Price	■ Acquisition of Metoz's Interest in Metcash at an attractive price of $2.92[5] per Metcash Share held by Metoz ■ Compares to Metcash's one month volume weighted average share price to 12 January 2005 of $3.32 per share and the closing price prior to Announcement on 3 December 2004 of $2.94 ■ The Independent Expert concluded that the consideration proposed for the Metoz Scheme is fair for Non-Metoz Shareholders
Financial Benefits	■ EPS accretive for Shareholders ■ Increases Metcash's gearing to more efficient levels ■ The extent of the increase in EPS and gearing will depend upon the outcome of the Takeover Offer
S&P/ASX indices and improved liquidity	■ The Metcash group is expected to improve its S&P/ASX Index weighting ■ The extent of the improvement and ultimate inclusion of Newco in the S&P/ASX 100 Index will, amongst other things, depend on the equity issued in order to fund the Capital Reorganisation and the scrip issued with respect to the Takeover Offer ■ Metcash also expects an increase in the liquidity of the Newco Shares
Removes controlling shareholder	■ Metoz Holdings, whose only material asset is its 52% shareholding in Metcash, has generally traded at a discount to the market value of its investment in Metcash after taking into account Metoz's liabilities and two of Metoz's major shareholders have indicated a desire for Metoz to eliminate this discount or sell their shareholding in Metoz ■ The Capital Reorganisation removes Metcash's major shareholder Metoz, therefore removing the uncertainty of the future ownership of Metcash

Refer to ≫ **Section 3(1)(a) of the Scheme Booklet**

5 Represents the Aggregate Acquisition Cost to Newco.

J. What are the Disadvantages and Risks of the Capital Reorganisation?

Key Disadvantages of the Capital Reorganisation

No cash consideration	■ No cash consideration will be offered to Non-Metoz Shareholders ■ The value of the consideration received is dependent on the price at which Newco Shares will trade on the ASX
Fees and expenses	■ A number of fees and expenses are payable as a result of the Capital Reorganisation ■ If the Capital Reorganisation is not Effective or the Takeover Offer is unsuccessful, Metcash will incur additional fees in relation to the cancellation of funding
Restriction on dividend payments	■ As a result of the Capital Reorganisation, Newco will be reliant on profits earned after the Capital Reorganisation becomes Effective in order to be able to pay future dividends. Currently, Metcash has negative retained earnings on a standalone basis and is relying on current year profits to pay dividends ■ Metcash intends to declare a 4 cent additional interim 2005 dividend prior to the Capital Reorganisation becoming Effective
Disadvantages to Optionholders	■ If the Option Scheme does not become Effective and the Share Scheme is Effective, Optionholders will hold options over unlisted securities. Alternatively, the Metcash Options may be compulsorily acquired by Newco



Key Risks of the Capital Reorganisation

Metcash risks	■ The risks that apply to Metcash shares will also apply to Newco shares. These risks include, but are not limited to, economic, stock market and industry risks
Newco risks	■ Risk of unforeseen Metoz or other liabilities arising during the period of integration of Metoz and Metcash ■ Increased financial risk due to higher leverage ■ Risks that the funding for the Capital Reorganisation is withdrawn ■ Risk of a change in the stock market rating of Metcash or Newco Shares post the Capital Reorganisation ■ Risk of not gaining inclusion in the S&P/ASX 100 Index

The Directors of Metcash have considered the advantages, disadvantages and risks of the Metcash Schemes and concluded that the advantages outweigh the disadvantages and risks for Shareholders and Optionholders.

Refer to > **Section 3(1)(b) and 3(1)(c) of the Scheme Booklet**

K. What are the Resolutions?

There are five Resolutions which Metcash Shareholders are being asked to vote on. The first four relate to the Capital Reorganisation and the last one relates to funding of the Takeover Offer and the Capital Reorganisation.

Resolution	Description of Resolution	Eligible Shareholders		Approval required[6]
		Vote For & Against	Only Vote Against	
Capital Reorganisation Resolutions				
1	To approve the acquisition by Newco (and its Direct and Indirect Shareholders) of Metoz's stake in Metcash	Non-Metoz Shareholders	Newco & Associates including Metoz[7]	50%
2	To approve Metcash providing financial benefits to Newco	Non-Metoz Shareholders[8]	n/a	75%
3	To approve Metcash and its subsidiaries giving financial assistance to Newco	Non-Metoz Shareholders	Newco & associates including Metoz[9]	75%
4	To approve Metcash giving financial assistance to Non-Metoz Shareholders	Metoz	Non-Metoz Shareholders & associates	75%
Takeover Offer and Capital Reorganisation Resolutions				
5	To approve Metcash subsidiaries (which if the Takeover Offer is successful will include Foodland and its subsidiaries) giving financial assistance to Newco, Metcash and its subsidiaries, Non-Metoz Shareholders, and Foodland Shareholders	All shareholders	n/a	75%

If the Capital Reorganisation Resolutions are not approved by Shareholders, the Capital Reorganisation will not proceed. If Resolution 5 is not approved by Shareholders, the funding for the Takeover Offer and the Capital Reorganisation will not be available and as a result, the Capital Reorganisation will not become Effective and the Takeover Offer will not proceed in the form currently contemplated.

The Independent Expert concluded that the proposed Capital Reorganisation, taken as a whole, is in the best interests of Metcash and the Non-Metoz Shareholders

The Directors unanimously recommend that eligible Shareholders vote FOR each of the Resolutions to be considered at the Extraordinary General Meeting

Refer to > **Section 14 of the Scheme Booklet**

6 Percentage of shares voted at the meeting.
7 Includes any person holding shares in Metoz Holdings or their associates.
8 Excludes Newco and its associates (including Metoz).
9 Includes Metoz associates.



L. How will the Capital Reorganisation be funded and what is the financial impact of the Capital Reorganisation?

As a consequence of the Capital Reorganisation and Takeover Offer being proposed simultaneously, there could be different outcomes, including:

- Outcome 1 – Capital Reorganisation is Effective and Takeover Offer is unsuccessful;
- Outcome 2 – Capital Reorganisation is not Effective and Takeover Offer is successful; and
- Outcome 3 – Capital Reorganisation is Effective and Takeover Offer is successful.

Metcash has developed a flexible funding structure for the Capital Reorganisation and the cash portion of the Takeover Offer comprising new bank facilities and the issue of two new classes of securities, Convertible Unsecured Loan Stock (**CULS**) and Convertible Undated Preference Shares (**CUPS**), both of which are convertible into Newco Shares in certain circumstances.

Outcome	Sources & Uses of Funds[10] ($m)				EPS accretion
	Sources		**Uses**		
1	Cash[11]	291	Capital Reorganisation	1,125	12%
	Debt	527	Takeover Offer	0	
	Equity[12]	372	Transaction costs	64	
		1,189		**1,189**	
	Sources		**Uses**		
2	Cash[11]	291	Capital Reorganisation	0	16%
	Debt	660	Takeover Offer	846	
	Equity[12]	-	Transaction costs	104	
	Sources of funds	**950**	**Uses of funds**	**950**	
	Sources		**Uses**		
3	Cash[11]	291	Capital Reorganisation	1,125	30%
	Debt	991	Takeover Offer	846	
	Equity[12]	794	Transaction costs	104	
	Sources of funds	**2,075**	**Uses of funds**	**2,075**	

The Directors consider that succeeding in both the Capital Reorganisation and the Takeover Offer would be the optimal outcome for Shareholders and Optionholders

Refer to > **Section 12 Funding arrangements of the Scheme Booklet and Section 13 Financial information of the Scheme Booklet**

10 The sources and uses of funds are prepared on the following assumptions: 100% cash acceptances by Foodland Shareholders under the Takeover Offer: the CULS and CUPS are used to fund the Capital Reorganisation; if the Capital Reorganisation is not Effective, all of the CULS are redeemed; and the tables take into account the subsequent redemption of CULS and/or CUPS depending on the outcome of the Capital Reorganisation and Takeover Offer.

11 The cash shown represents cash raised from the Equity Placement and Share Purchase Plan.

12 The Equity shown represents conversion of the CULS and CUPS into Newco Shares.

M. Your Vote is Important



The Directors consider that succeeding in both the Capital Reorganisation and the Takeover Offer would be the optimal outcome for Shareholders and Optionholders



The Directors unanimously recommend that eligible Shareholders VOTE FOR the Metcash Share Scheme and the Resolutions and that eligible Optionholders VOTE FOR the Metcash Option Scheme



The Independent Expert concluded that the proposed Capital Reorganisation taken as a whole, is in the best interests of Metcash and the Non-Metoz Shareholders and that the Metcash Option Scheme is in the best interests of Optionholders

This page has been intentionally left blank.

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Excludes U.S. residents
Included for information only


Metcash
TRADING LIMITED AUSTRALASIA

Metcash Trading Limited
(ABN 61 000 031 569)

Scheme Booklet

containing

Explanatory Statements

and Notices of Meetings

to Shareholders and Optionholders

in Metcash Trading Limited

Campbells Wholesale Cash & Carry


IGA
INDEPENDENT GROCERS OF AUSTRALIA
DISTRIBUTION


AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

YOU SHOULD READ THIS DOCUMENT IN ITS ENTIRETY BEFORE DECIDING WHETHER TO VOTE FOR THE SCHEMES OF ARRANGEMENT AND RESOLUTIONS DESCRIBED IN THIS SCHEME BOOKLET.

If you are in any doubt as to how to deal with this document, please consult your legal or financial adviser immediately. If you have sold all your Metcash shares, then please ignore all enclosed documents.

The capital reorganisation involving the acquisition of control of 100% of the ordinary shares in Metcash by Newco is to be effected in Australia by two schemes of arrangement between Metcash and holders of its ordinary shares, and Metcash and holders of options in Metcash. In South Africa the capital reorganisation is to be effected by a scheme of arrangement proposed between Metoz Holdings and holders of its ordinary shares.

This Scheme Booklet contains notices convening meetings of Metcash shareholders and Metcash optionholders to consider and vote on the schemes of arrangement, and an extraordinary general meeting of shareholders to consider and vote on other resolutions to be put to shareholders.

YOUR DIRECTORS UNANIMOUSLY RECOMMEND THAT ELIGIBLE SHAREHOLDERS AND OPTIONHOLDERS VOTE FOR ALL RESOLUTIONS PUT TO THESE MEETINGS.

Financial Advisers:

Deutsche Bank 


Momentum

Contents

Corporate Directory

Metcash Trading Limited

Registered Office

4 Newington Road
Silverwater NSW 2128
Phone: +61 2 9741 3000
Fax: +61 2 9741 3027
Website: www.metcash.com

The Newco Project X Limited

Registered Office

c/o Deutsche Bank AG
Level 18
225 George Street
Sydney NSW 2000



A Important notices

Read this document

This document is dated 11 February 2005.

You should read this document in its entirety before making a decision as to how to vote on the Resolutions to be considered at the Scheme Meetings and the Extraordinary General Meeting.

Purpose of this Scheme Booklet

This document is required by Part 5.1 of the Corporations Act in relation to the Metcash Schemes. It also contains a notice of meeting, and information required to be provided to Shareholders, in relation to the Extraordinary General Meeting.

The purpose of this document is to explain the terms of the Metcash Schemes, the manner in which they will be considered and implemented (if approved) and to provide such information as is material to your decision whether to approve the Metcash Schemes and the Resolutions to be considered by Shareholders at the Extraordinary General Meeting.

Information

The information concerning Metoz Holdings Limited (**Metoz Holdings**) contained in Section 8 of this Scheme Booklet (save for Sections 8.3 and 8.5) (**Metoz Information**), has been provided by Metoz Holdings and is the responsibility of Metoz Holdings. Subject to the Corporations Act, neither Metcash nor its advisers assume any responsibility for the accuracy or completeness of the Metoz Information.

PricewaterhouseCoopers Securities Limited (**PwCS**) has prepared the Independent Accountant's Report and the financial services guide contained in Section 18 of this Scheme Booklet, and takes responsibility for that report and guide.

Metcash has engaged PwCS as an independent expert to report on the proposed Capital Reorganisation. Section 17 of this Scheme Booklet contains the Independent Expert's Report prepared by PwCS for Metcash and a financial services guide issued by PwCS relating to the financial services provided by it. PwCS is not responsible nor liable for any part of this Scheme Booklet other than the Independent Expert's Report, the FSG, the Independent Accountant's Report and the references to its name.

If the Foodland target statement relating to the Takeover Offer produces new financial information of a material nature, Metcash will ask PwCS to update its Independent Expert's Report to reflect that information. If this results in a material change to the Independent Expert's Report, if practicable Metcash will send any such updated report to Shareholders and Optionsholders, and otherwise Metcash will make the updated report available on its website at www.metcash.com.

Greenwoods & Freehills has prepared the Tax Adviser's Report contained in Sections 15.1 and 15.2 of this Scheme Booklet, and takes responsibility for that report.

Metcash takes responsibility for all other information contained in this Scheme Booklet.

Role of ASIC and ASX

A copy of this document has been registered by the Australian Securities & Investments Commission (**ASIC**) for the purposes of section 412(6) of the Corporations Act.

A copy of the document has been lodged with ASIC for examination. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Metcash Schemes. If ASIC provides that statement, then it will be produced to the Court at the time of the relevant Court hearing to approve the Metcash Schemes.

A copy of this Scheme Booklet has been provided to the Australian Stock Exchange (**ASX**).

None of ASIC, ASX nor any of their respective officers takes any responsibility for the contents of this Scheme Booklet.

Investment decisions

This Scheme Booklet does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Metcash Shares, Metcash Options or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to your Metcash Shares, Metcash Options or any other securities.

This Scheme Booklet is not an offer of the CULS proposed to be offered pursuant to the Rights Issue as described in this Scheme Booklet. The offers of the CULS pursuant to the Rights Issue will be made in, or accompanied by, a copy of a prospectus in relation to the Rights Issue. Shareholders wishing to subscribe for CULS under the Rights Issue will need to complete the application form that will be in or will accompany the prospectus in relation to the Rights Issue.

Forward looking statements

This Scheme Booklet contains certain statements that relate to the future. These forward looking statements have been based on Metcash's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward looking statements.

Neither Metcash nor its officers or advisers nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statement in this Scheme Booklet will actually occur. You are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements reflect views held only as at the date of this Scheme Booklet. Except as required by law, Metcash disclaims any duty to update the statements to reflect any changes in expectations or events, conditions or circumstances on which any such forward looking statements are based.

Defined terms and interpretation

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. If defined in the body of the document it will be bolded where defined. Please refer to the Glossary in Section 23 of this Scheme Booklet for the meaning of these words and expressions.

Unless otherwise stated, all data contained in the text, charts, graphs and tables is based on information available as at the date of this Scheme Booklet. All numbers are rounded unless otherwise indicated. All references to time in this Scheme Booklet are references to Sydney time.

Privacy and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

Metcash may collect personal information in the process of implementing the Metcash Schemes. The personal information may include the names, addresses, other contact details and details of the shareholdings of Shareholders and entitlements of Optionholders. Personal information may also include the names of individuals appointed by Shareholders and Optionholders as proxies, corporate representatives or attorneys at the Scheme Meetings or Extraordinary General Meeting.

Shareholders and Optionholders who are individuals, and the other individuals in respect of whom personal information is collected as outlined above, have certain rights to access the personal information collected in relation to them. Such individuals should contact the Company Secretary, Metcash Trading Limited on +61 2 9741 3000 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Metcash Schemes and to conduct the Scheme Meetings and the Extraordinary General Meeting.



The personal information may be disclosed to print and mail service providers, to Metcash's share registry (Registries Limited) and to Metcash's advisers to the extent necessary to implement the Metcash Schemes and to conduct the Scheme Meetings and the Extraordinary General Meeting.

The main consequence of not collecting the personal information outlined above would be that Metcash may be hindered in, or prevented from, conducting the Scheme Meetings and Extraordinary General Meeting and implementing the Metcash Schemes.

Shareholders or Optionholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Scheme Meetings or Extraordinary General Meeting should inform that individual of the matters outlined above.

Questions

If you have any questions in relation to the proposed Metcash Schemes or Resolutions, please call our Australian toll-free information line on 1300 724 363 (international calls +61 2 9240 7470). The information line is available every Business Day from 9.00am to 5.00pm from the date you receive this Scheme Booklet until the outcome of the Schemes are known.

A copy of this Scheme Booklet can also be found on Metcash's website at www.metcash.com.

B Key dates

Key Event	Key Date*
Last time and date by which proxy forms for the ▫ Scheme Meetings; and ▫ Extraordinary General Meeting must be received	20 March 2005 at 2.00pm
Time and date for determining eligibility to vote at the Scheme Meetings and the Extraordinary General Meeting	21 March 2005 at 7.00pm
Scheme Meetings to be held in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000	22 March 2005
Extraordinary General Meeting to be held in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000	22 March 2005
Court hearing for approval of the Metcash Schemes	5 April 2005
Effective Date of the Metcash Schemes	7 April 2005
Suspension of Metcash Shares from ASX trading	Close of trading on 7 April 2005
Commencement of trading of Newco Shares on deferred settlement basis	11 April 2005
Record Date	15 April 2005
Implementation Date (Newco Shares issued to Scheme Shareholders and Newco Options issued to Scheme Optionholders)	18 April 2005
Despatch of holding statements to Scheme Shareholders and Option certificates to Scheme Optionholders	22 April 2005
End of deferred settlement trading in Newco Shares	22 April 2005

*All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Court and other regulatory authorities.


Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

C Letter from the Independent Directors

11 February 2005

Dear Shareholders and Optionholders

Metcash Capital Reorganisation

We have great pleasure in writing to you following the announcement on 6 December 2004 of a proposed Capital Reorganisation and Takeover Offer.

The Capital Reorganisation will result in the acquisition by a new holding company of the issued share capital of Metcash's majority shareholder, Metoz Holdings Limited and the issued share capital of Metcash held by Non-Metoz Shareholders. Following the Capital Reorganisation, the practical effect will be the removal of Metcash's majority shareholder at a total cost to Newco of $2.92 per Metcash Share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt.

Metcash also announced on 6 December 2004 a takeover bid for Foodland Associated Limited.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other. This Scheme Booklet deals with the Capital Reorganisation and considers, where appropriate, the implications of the Takeover Offer.

As certain of the Directors are also directors of Metoz, we thought it appropriate that the Directors who are not also directors of Metoz (the **Independent Directors**) write to you to give you our independent view of the proposals.

Since the Announcement, Metcash's share price has increased by $0.48 per share representing an increase in the market capitalisation of Metcash of approximately $307 million[1] and a strong endorsement for these initiatives.

Key benefits of the Capital Reorganisation

The Capital Reorganisation is expected to deliver enhanced returns to Shareholders and Optionholders and offers benefits which include:

- the acquisition of Metcash Shares held by Metoz at an attractive price;
- expected financial benefits including improved capital structure and EPS accretion;
- expected improved weighting in the S&P/ASX indices;
- improved liquidity in the shares held by Shareholders; and
- Metcash no longer having a single controlling shareholder.

Implementing the Capital Reorganisation

A new holding company for the Metcash group, Newco, will be put in place as part of the Capital Reorganisation which is being implemented pursuant to schemes of arrangement in Australia and South Africa. Once the Capital Reorganisation has become Effective, Newco will own (directly or indirectly) 100% of the ordinary shares of Metcash and will be renamed Metcash Limited.

Under a Scheme of Arrangement, Metcash Shareholders (other than Metoz) will receive one Newco Share for each Metcash Share held.

Under a separate Scheme of Arrangement, Optionholders in Metcash will receive one Newco Option for each Metcash Option held.

A scheme of arrangement will also be conducted in South Africa which will effect the acquisition of Metoz Holdings by Newco.

Metcash Shareholder and Optionholder approvals

The Metcash Share Scheme and the Metcash Option Scheme require the approval in Scheme Meetings of Shareholders (other than Metoz) and Optionholders respectively and approval by the Court, as well as the satisfaction of certain conditions. The Metcash Schemes will only become Effective if the Metoz Scheme becomes Effective.

In addition, certain resolutions are required to be passed in order to implement the Metcash Schemes which will be proposed at an Extraordinary General Meeting which will take place on the same day as the Scheme Meetings. Metcash is also proposing a resolution to approve financial assistance in connection with the funding for the Takeover Offer at this meeting.

The Independent Expert recommendation

The Independent Expert, PricewaterhouseCoopers Securities Limited, was appointed by the Board to independently assess the merits of the Metcash Schemes for Non-Metoz Shareholders and Optionholders. **PricewaterhouseCoopers Securities Limited concluded that the proposed Capital Reorganisation, taken as a whole, is in the best interests of Metcash and Non-Metoz Shareholders and that the Metcash Option Scheme is in the best interests of Optionholders.**

Our recommendation

We consider the Capital Reorganisation and the Resolutions to be in the best interests of Shareholders and Optionholders and therefore unanimously recommend eligible Shareholders and Optionholders **vote for the Metcash Schemes and the Resolutions**.

Meetings to vote on the Metcash Schemes and the Resolutions are to be held on Tuesday, 22 March 2005 from 2.00pm, in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000. If you cannot attend the meetings, please complete the attached proxy forms as directed.

Important details regarding the Metcash Schemes, the Resolutions and the manner of implementation of the Capital Reorganisation are set out in this Scheme Booklet. We urge you to read it carefully and, if required, seek your own investment or other professional advice. If you have any questions, please call our Australian information line 1300 724 363 (International calls +61 2 9240 7470).

We look forward to your support and your attendance at the forthcoming meetings in March.

Yours faithfully,



A.E. (Ted) Harris, AC
Deputy Chairman



Peter Barnes
Non-Executive Director



Richard Longes
Non-Executive Director



Bernard J. Hale
Executive Director



Michael Jablonski
Executive Director



Edwin Jankelowitz
Executive Director



Lou Jardin
Executive Director



Michael Wesslink
Executive Director



1 Overview

1.1 Background

On 6 December 2004, Metcash announced a Capital Reorganisation which includes the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz, by Newco, a newly incorporated Australian company.

On the same day, Metcash also announced a Takeover Offer for Foodland and Metcash undertook a placement of 89.85 million Metcash Shares at $3.00 per Metcash Share (**Equity Placement**). Metcash also offered a Share Purchase Plan (**SPP**) to its Shareholders whereby they had an opportunity to subscribe for up to 1,660 Metcash Shares per Shareholder at $3.00 each. Under the SPP, Metcash issued 6.97 million shares and raised total funds of approximately $21 million. Please refer to Section 12 for further details of the funding arrangements.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other.

1.2 Proposals

(a) The Capital Reorganisation

Under the Capital Reorganisation, it is proposed that Newco will acquire 100% of the ordinary shares in Metcash by acquiring:

- the approximately 52% of Metcash indirectly held by Metoz Holdings (**Metoz Interest in Metcash**), through the acquisition of the entire issued share capital of Metoz Holdings; and
- the remainder of Metcash held by Non-Metoz Shareholders.

These steps will be implemented by the Metoz Scheme and Metcash Share Scheme respectively.

Newco will become the new group holding company for Metcash.

The Metoz Scheme and the Metcash Share Scheme are inter-conditional and need to be approved by the respective required percentages of shareholders of Metoz Holdings and Metcash for the Capital Reorganisation to become Effective.

The Metcash Options are also intended to be cancelled and replaced by options in the new group holding company, Newco (through the Metcash Option Scheme).

The Metcash Option Scheme is conditional on the Metcash Share Scheme becoming Effective. However, the Metcash Share Scheme can proceed even if the Metcash Option Scheme is not approved. If this occurs, Newco has indicated that it intends to compulsorily acquire the Metcash Options. Such acquisition must be at a fair value in the opinion of an independent expert nominated by ASIC.

A summary of the other conditions precedent to the Metcash Schemes is set out in Section 9.

The diagrams below depict the proposed Schemes and the resulting structure if the Schemes become Effective.


Current Structure
Metoz Shareholders
Metoz[1]
52%
Public
48%
Metcash Optionholders
Metcash
Consideration issued under Metcash Schemes and Metoz Scheme
Newco
Metoz Consideration
1 Newco share per Metcash Share held
1 Newco Option for each Metcash option held
Metoz Shareholders
Metoz[1]
52%
Public
48%
Metcash Optionholders
Metcash

Proposed structure if Capital Reorganisation is successful[2] and Post-Scheme Restructuring has taken place


Public[3]
Optionholders
Newco
100% of Ordinary Capital[4]
CULS holders[5]
Metcash
CUPS[5]

1. *The Metoz Interest in Metcash is held via three wholly owned subsidiaries.*
2. *This assumes the Metcash Option Scheme has become Effective.*
3. *The Public includes Non-Metoz Shareholders and any new shareholders as a result of the equity issued under the Rights Issue and the Takeover Offer.*
4. *Newco will hold 100% of the ordinary shares in Metcash: approximately 48% will be held directly, and approximately 52% will be held indirectly via wholly owned subsidiaries. As part of the Post-Scheme Restructuring, it is proposed that Metoz Holdings and these subsidiaries will be removed from the ownership chain so that Newco holds 100% of Metcash Shares directly.*
5. *The Convertible Unsecured Loan Stock (**CULS**) and Convertible Undated Preference Shares (**CUPS**) convert into Newco equity under various circumstances, a portion of which is at Metcash's discretion. Refer to Section 12 for details.*



Newco will apply to be listed on the ASX as the new Australian holding company of the Metcash group conditional on the Metcash Share Scheme becoming Effective. Following the Metcash Share Scheme becoming Effective, an intra-group restructuring will be carried out which will result in Metcash being held directly by Newco (**Post-Scheme Restructuring**). Ultimately, Metcash will be delisted. Further details of this restructuring are set out in Section 9.

In order for the Capital Reorganisation to be implemented, in addition to the votes on the Metcash Schemes, certain resolutions of Shareholders are required to be passed:

- Resolution 1: an ordinary resolution to approve the acquisition by Newco of Metoz Holdings' indirect stake in Metcash;
- Resolution 2: a special resolution to approve the giving of financial benefits by Metcash to Newco; and
- Resolutions 3-5: special resolutions to approve the giving of financial assistance in connection with the Capital Reorganisation and the Takeover Offer.

Please refer to Section 14 for further details on these Resolutions.

(b) The Takeover Offer

The Takeover Offer is an offer by Metcash to acquire Foodland. Metcash proposes to retain ownership of Foodland's Australian businesses (**Foodland Australia**) and to transfer ownership of Foodland's New Zealand businesses (**Foodland New Zealand**) to Foodland Shareholders after the Takeover Offer has been completed.

Metcash proposes to offer Foodland Shareholders the following consideration:

- 2.44[2] Metcash A Shares or $7.18 cash per Foodland Share; and
- one NZ Share per Foodland Share.

Based on the cash alternative included in the Takeover Offer consideration, the Takeover Offer values Foodland Australia at $846 million.

The Metcash A Shares will either be exchanged for Newco Shares (if the Capital Reorganisation becomes Effective) or converted into Metcash Shares (if the Capital Reorganisation does not become Effective), while NZ Shares will provide Foodland Shareholders with a continuing interest in Foodland New Zealand.

The NZ Shares facilitate the return of 100% of Foodland New Zealand's assets to Foodland Shareholders through a separately listed entity. The mechanism for the transfer to Foodland Shareholders will be subject to approval by Metcash Shareholders.

Metcash believes that the acquisition of Foodland Australia will provide numerous benefits to Metcash, Shareholders and Optionholders. The Foodland Australia acquisition:

- is complementary to Metcash's core business;
- increases business scale and expands its grocery wholesaling network into Western Australia;
- expands Metcash's independent retailer network;
- improves buying power;
- provides potential for supply chain and logistic efficiencies to be realised;
- provides an opportunity to achieve cost savings; and
- provides an opportunity to transform the IGA "chain" into a truly national player.

In order to facilitate the funding for the Takeover Offer, the Directors are seeking Metcash Shareholder approval under Resolution 5 for Metcash's subsidiaries (which, if the Takeover Offer is successful, will include Foodland and its subsidiaries) to provide financial assistance in the event that the Takeover Offer is successful.

The Takeover Offer and the Capital Reorganisation are separate transactions and are not conditional upon one another.

However, it will be relevant for Shareholders to understand how their interests will be affected if the Schemes do, or do not, become Effective and if the Takeover Offer is successful or unsuccessful. Sections 11 and 13 of this Scheme Booklet contain an analysis of the implications of various outcomes that may result if the Takeover Offer is successful or unsuccessful and the Capital Reorganisation does or does not become Effective.

Whilst the Bidder's Statement prepared by Metcash in connection with the Takeover Offer contains full details of the Takeover Offer, certain information concerning the Takeover Offer has also been included in this Scheme Booklet to the extent that it may be material to an eligible Shareholder or Optionholder in their consideration of the Metcash Schemes. Further details of the Takeover Offer are contained in Section 10 of this Scheme Booklet. A copy of the Bidder's Statement may be obtained free of charge from Metcash's website (www.metcash.com) or by calling the Metcash information line on 1300 724 363 (international calls +61 2 9240 7470).

1.3 Consideration under the Schemes

Metcash Share Scheme

This Scheme involves the acquisition of the 48% of the shares in Metcash held by Non-Metoz Shareholders. In consideration for the acquisition, Newco will issue one Newco Share per Metcash Share held.

Metcash Option Scheme

This scheme involves the cancellation of all existing options in Metcash. In consideration for the cancellation, Newco will issue one Newco Option for every Metcash Option held.

Metoz Scheme

The Aggregate Acquisition Cost to Newco with respect to Metoz is $2.92 per Metcash Share held by Metoz. The calculation of this figure is set out below.

	At announcement	Current
Consideration payable per Metcash Share held by Metoz		
Metoz Consideration (payable to Metoz Shareholders)	$2.80	$2.85
Metoz Net Liabilities	$0.12	$0.07
Aggregate Acquisition Cost to Newco (per Metcash Share held by Metoz)	**$2.92**	**$2.92**

As at the date of the Announcement, the Metoz Net Liabilities were estimated to be $0.12 per Metcash Share held by Metoz. Metoz Net Liabilities are now estimated to be $0.07 per Metcash Share held by Metoz. The reduction in this figure derives from two sources. Firstly, since the date of the Announcement, Metcash has indicated that it intends to pay a 4 cent interim dividend out of distributable profits to all Shareholders prior to the Capital Reorganisation becoming Effective, which will result in the net liabilities of Metoz as at the Implementation Date reducing by 4 cents per Metcash Share held by Metoz. Secondly, an adjustment of $0.01 per Metcash Share held by Metoz was made due to additional information disclosed through due diligence.

The cash offer to Metoz Holdings shareholders equates to $0.6015 per Metoz share. This offer is final and it will not be increased or renegotiated.

Metoz Holdings shareholders will carry full exchange rate risk prior to the Metoz Scheme becoming Effective. The Metoz Consideration will be paid to such shareholders in South African Rand. Metoz Holdings shareholders will receive a fixed $0.6015 per Metoz share and Metoz, in conjunction with Newco, will arrange for the distribution of the converted currency equivalent in Rand, after currency conversion costs, in the optimal way to Metoz Holdings shareholders.



	At announcement	Current
Consideration payable per Metoz share		
Aggregate Acquisition Cost to Newco (per Metcash Share held by Metoz)	$2.92	$2.92
Number of Metcash Shares held by Metoz	385.3m	385.3m
Total acquisition cost to Newco	$1,125m	$1,125m
Less: total Metoz Net Liabilities	$43m[1]	$27m[1]
Total consideration payable to Metoz Holdings Shareholders	**$1,082m**	**$1,098m**
Metoz shares in issue	1,825m	1,825m
Consideration payable to Metoz Holdings shareholders per Metoz share	**$0.5931**	**$0.6015**

Note:

1 *Uses a ZAR/AUD exchange rate of 4.67.*

1.4 Funding the Capital Reorganisation and the Takeover Offer

Metcash has developed a flexible funding structure for the Capital Reorganisation and the cash portion of the Takeover Offer comprising new bank facilities and the issue of two new classes of securities, Convertible Unsecured Loan Stock (**CULS**) and Convertible Undated Preference Shares (**CUPS**), both of which are convertible into shares in Newco in certain circumstances. See Section 12 for further details of the funding arrangements.

1.5 Effect of the Schemes becoming Effective

If the Schemes become Effective, Shareholders and Optionholders will hold shares and options (respectively) in Newco. Newco will own (directly or indirectly) 100% of the ordinary shares in Metcash.

If the Metcash Schemes become Effective, which is dependent on the Metoz Scheme becoming Effective, then all Scheme Shareholders and Scheme Optionholders will become bound by the Metcash Scheme to which they are a party (i.e. even Scheme Shareholders and Scheme Optionholders who did not vote in favour of the Metcash Schemes). Non-Metoz Shareholders will initially hold the entire issued ordinary share capital of Newco (other than the one Newco Share issued on incorporation of Newco to M & GM Investments Pty Limited). This is subject to the conversion of any CULS held by Non-Metoz Shareholders and any CUPS that are converted.

If the Takeover Offer is successful as well, Foodland Shareholders, if they choose to take scrip under the Takeover Offer, will also become holders of Newco Shares through the exchange of the Metcash A Shares for Newco Shares.

The effect of the Metcash Option Scheme will be that all Scheme Optionholders will effectively have their Metcash Options replaced with options in the new holding company of the group, Newco.

Newco will also, by virtue of the Metoz Scheme, own the entire issued share capital of Metoz Holdings.

1.6 Independent Expert's Report

PricewaterhouseCoopers Securities Limited has been engaged as an independent expert to analyse the Metcash Schemes and to determine whether, in its opinion, the Metcash Schemes are in the best interests of Shareholders and Optionholders. The Independent Expert's Report is set out in Section 17 of this Scheme Booklet.

The Independent Expert concluded that the proposed Capital Reorganisation, taken as a whole, is in the best interests of Metcash and Non-Metoz Shareholders and that the Metcash Option Scheme is in the best interests of Metcash Optionholders.

1.7 Directors' recommendations

The Directors of Metcash (including all of the Independent Directors) believe that the Capital Reorganisation is in the best interests of Shareholders and Optionholders. The key advantages, disadvantages and risks which the Directors consider will flow to Shareholders and Optionholders from the Metcash Schemes are set out in Section 3 of this Scheme Booklet.

The recommendation of the Directors is also consistent with the opinion of the Independent Expert.

The Directors consider that succeeding in both the Takeover Offer and the Capital Reorganisation would be the optimal outcome for Shareholders and Optionholders.

The Directors (including all of the Independent Directors) unanimously recommend that eligible Shareholders and Optionholders vote for each of the resolutions to be considered at the Scheme Meetings and the Extraordinary General Meeting.

Each eligible Director intends to vote all Metcash Shares or Metcash Options held or controlled by them in favour of the Metcash Schemes and the Resolutions.



2 Frequently asked questions

THE PROPOSAL

Question and Answer	Relevant Section
Why have I received this Scheme Booklet?	
The Scheme Booklet has been sent to you because you are a Shareholder or Optionholder and the Metcash Board is proposing the Metcash Schemes which require the approval of Shareholders and Optionholders. The Scheme Booklet contains information relevant to your consideration of the Metcash Schemes. Its purpose is to assist you in making a decision on whether or not to approve the Metcash Schemes and the Resolutions being proposed.	NA
What is the Capital Reorganisation?	
The practical effect of the Capital Reorganisation will be the removal of Metcash's majority shareholder, Metoz, for an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz.	1.3
What are the benefits of the Capital Reorganisation?	
The key benefits of the Capital Reorganisation include: ■ the acquisition of Metcash Shares held by Metoz at an attractive price; ■ expected financial benefits including improved capital structure and EPS accretion; ■ expected improved weighting in the S&P/ASX indices; ■ improved liquidity in the shares held by Shareholders; and ■ Metcash no longer having a single controlling shareholder.	3.1(a)
Who is Metoz Holdings?	
Metoz Holdings is currently Metcash's major (indirect) shareholder. It is a South African listed company. Its only material asset is the Metoz Interest in Metcash.	8
Does the Metoz Holdings board support the Metoz Scheme?	
Yes. Following the sale in October 2004 of Metoz's other assets, Metoz's investment in Metcash is now its only material asset. The Metoz Holdings share price has generally traded at a material discount to the market value of its investment in Metcash after taking into account liabilities. Accordingly, in the absence of a superior offer, the Metoz Holdings board has recommended its shareholders accept the offer by approving the Metoz Scheme. This offer is at a premium to the price at which the shares of Metoz Holdings traded before the Announcement of the Capital Reorganisation and Takeover Offer on 6 December 2004.	8.4
How is the Capital Reorganisation being implemented?	
Newco will acquire control of 100% of Metcash by acquiring: ■ all of the issued capital of Metoz Holdings and therefore the Metoz Interest in Metcash (the **Metoz Scheme**); and ■ the remainder of the ordinary shares in Metcash held by Non-Metoz Shareholders (the **Metcash Share Scheme**). All of the existing Metcash Options will also be cancelled and replaced by options in Newco (the **Metcash Option Scheme**).	1.2

Question and Answer	Relevant Section
Who is Newco?	
The Newco Project X Limited (**Newco**) is a newly incorporated Australian company which, if the Capital Reorganisation becomes Effective, will acquire Metoz Holdings for cash and the remainder of Metcash in exchange for Newco Shares. Subject to ASX approval, Newco will become listed on the ASX after the Capital Reorganisation and will change its name to Metcash Limited. In this event Shareholders (other than Metoz) will become shareholders of Newco, Newco will own 100% (directly or indirectly) of the ordinary shares of Metcash, and the current Metcash Board of Directors will be appointed to the Newco Board.	7
What are the Schemes?	
The Schemes comprise the Metoz Scheme and the Metcash Schemes. The Metcash Schemes comprise the Metcash Share Scheme and Metcash Option Scheme.	1.2
What is the Metcash Share Scheme?	
The Metcash Share Scheme is a Scheme of Arrangement between Metcash and its shareholders (other than Metoz) under which it is proposed that Newco will acquire all of Metcash's ordinary shares, other than those held by Metoz, in exchange for shares in Newco.	5.1
What is the Metcash Option Scheme?	
The Metcash Option Scheme is a Scheme of Arrangement between Metcash and its Optionholders whereby all of Metcash's outstanding options will be cancelled and new options will be issued in Newco, on the same terms as the outstanding Metcash Options (except that they will carry a right to shares in Newco rather than Metcash).	5.2
What is the Metoz Scheme?	
The Metoz Scheme is a scheme of arrangement in South Africa proposed by Newco between Metoz Holdings and its shareholders under which it is proposed that Newco will acquire all of the shares in Metoz Holdings for cash and hence acquire the Metoz Interest in Metcash. Metcash Shareholders and Optionholders do not vote on the Metoz Scheme.	5.4
What is the Takeover Offer?	
The Takeover Offer is an offer by Metcash to acquire Foodland. Metcash proposes to retain ownership of Foodland's businesses in Australia and for Foodland New Zealand to be returned to Foodland shareholders after the successful completion of the Takeover Offer.	10
Who is Foodland?	
Foodland is a company listed on the ASX which is a supermarket operator and a grocery wholesaler in Australia and New Zealand.	10


MARKETERS,
IGA DISTRIBUTION
CAMPBELLS CASH & CARRY,
MARKETERS,
IGA DISTRIBUTION



Question and Answer | **Relevant Section**

Why is Metcash making a Takeover Offer for Foodland?

Metcash believes that the acquisition of Foodland Australia will provide numerous benefits to Metcash, Shareholders and Optionholders. The Foodland Australia acquisition: — 1.2(b), 10

- is complementary to Metcash's core business;
- increases business scale and expands its grocery wholesaling network into Western Australia;
- expands Metcash's independent retailer network;
- improves buying power;
- provides potential for supply chain and logistic efficiencies to be realised;
- provides an opportunity to achieve cost savings; and
- provides an opportunity to transform the IGA "chain" into a truly national player.

Are the Capital Reorganisation and Takeover Offer conditional on each other?

No. This means that if the Capital Reorganisation receives all necessary approvals, it can proceed regardless of the outcome of the Takeover Offer. — 1.1

What are the Resolutions?

Five Resolutions are being put forward at a shareholder meeting to be held immediately after the Scheme Meetings. Resolution 1 is to approve the acquisition by Newco (and its Direct and Indirect Shareholders) of the Metoz Interest in Metcash (the **Downstream Acquisition Resolution**). Resolution 2 is to approve Metcash providing a financial benefit to Newco to acquire Metoz Holdings (the **Related Party Benefit Resolution**). — 14

Resolutions 3 – 5 relate to Metcash and its subsidiaries (which if the Takeover Offer is successful will include Foodland and its subsidiaries) giving financial assistance to facilitate the Capital Reorganisation and Takeover Offer (the **Financial Assistance Resolutions**).

Why am I voting in relation to financial assistance again?

The financial assistance approved at the shareholder general meeting on 20 January 2005 was sought as a preliminary step to initiating the steps required for the Capital Reorganisation. At that time the funding arrangements had not been finalised. The funding arrangements have now been settled in principle and Shareholders are being asked to approve the specific financial assistance involved. — 14

CONSIDERATION

Question and Answer	Relevant Section
What will I receive if the Metcash Share Scheme becomes Effective?	
If you hold Metcash Shares and the Metcash Share Scheme becomes Effective, you will receive one Newco Share in exchange for each Metcash Share held by you as at the Record Date.	5.1(a)
What will I receive if the Metcash Option Scheme becomes Effective?	
If you hold Metcash Options and the Metcash Option Scheme becomes Effective, you will receive one Newco Option in exchange for each Metcash Option held by you as at the Record Date.	5.2(b)
When will I receive Newco Shares or Newco Options if the Schemes become Effective?	
Holding statements or certificates in respect of the Newco Shares and Newco Options due to you are expected to be despatched to you on 22 April 2005.	B
Can I trade the Newco Shares and Newco Options on the ASX?	
Subject to ASX approval, after the Metcash Share Scheme becomes Effective, Newco will be listed and Newco Shares will be traded on the ASX. As is the case with Metcash Options, Newco Options will not be quoted on the ASX and cannot be traded on the ASX.	7.2(a), 11.3
Will I have to pay brokerage fees or stamp duty?	
No. Shareholders and Optionholders will not have to pay any brokerage or stamp duty in connection with the Metcash Schemes.	5.6
Will this be a taxable transaction for Australian tax purposes?	
Scheme Shareholders, who would otherwise make a capital gain in respect of the disposal of any of their Metcash Shares, should be able to choose CGT rollover relief. Scheme Optionholders who elected to be taxed upfront when they acquired their Metcash Options and would otherwise make a capital gain in respect of the disposal of any of their Metcash Options should be able to choose CGT roll-over relief. Scheme Optionholders who did not elect to be taxed upfront when they acquired their Metcash Options and would otherwise be subject to income tax on disposal of their Metcash Options may be entitled to income tax roll-over. Metcash is seeking a class ruling for CGT roll-over relief from the ATO.	15



VOTING

Question and Answer	Relevant Section
What should I do?	
■ Read the Scheme Booklet carefully. If necessary, get independent financial and taxation advice before making any decisions.	4
■ Exercise your right to vote. Your Directors believe the Metcash Schemes are a matter of importance for all Shareholders and Optionholders and therefore urge you to vote on the proposals.	
When and where will the Meetings be held?	
The meetings for the Metcash Schemes and the Extraordinary General Meeting will be held on Tuesday 22 March 2005 in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 commencing at 2.00pm.	4
What am I being asked to vote on?	
If you own Metcash Shares, you are being asked to vote on the: ■ Metcash Share Scheme; ■ Resolution 1 (the **Downstream Acquisition Resolution**); ■ Resolution 2 (the **Related Party Benefit Resolution**); and ■ Resolutions 3-5 (the **Financial Assistance Resolutions**). If you own Metcash Options you are being asked to vote on the Metcash Option Scheme.	4
Am I entitled to vote?	
If you are registered as a holder of Metcash Shares or Metcash Options as at 7.00pm on Monday 21 March 2005 and you are eligible to vote, you will be entitled to vote at the Metcash Share Scheme Meeting, the Extraordinary General Meeting or Metcash Option Scheme Meeting (as applicable). However, Metoz is not entitled to vote. You may vote at the Metcash Share Scheme Meeting, the Extraordinary General Meeting or Metcash Option Scheme Meeting in person or by completing and lodging the relevant proxy form accompanying this Scheme Booklet.	4
What do the Metcash Directors recommend?	
The Directors consider that succeeding in both the Capital Reorganisation and the Takeover Offer would be the optimal outcome for Shareholders and Optionholders. The Directors unanimously recommend that eligible Shareholders and Optionholders vote for each of the Metcash Schemes and the Resolutions to be considered at the Scheme Meetings and the Extraordinary General Meeting. Each eligible Director intends to vote all Metcash Shares or Metcash Options directly held or controlled by them in favour of the Metcash Schemes and the Resolutions.	1.7
What is the opinion of the Independent Expert?	
The Independent Expert, PricewaterhouseCoopers Securities Limited, concluded that the proposed Capital Reorganisation taken as a whole is in the best interests of Metcash and the Non-Metoz Shareholders, and that the Metcash Option Scheme is in the best interests of Optionholders.	17

Question and Answer	Relevant Section

What voting majority is required to approve the Metcash Schemes?

The voting majority to approve the Metcash Share Scheme requires votes in favour of the Metcash Share Scheme to be received from: — 4

- a majority in number (more than 50%) of Shareholders (other than Metoz) present and voting (including proxies) at the Metcash Share Scheme Meeting; and
- Shareholders who together hold at least 75% of the total number of Metcash Shares present and voting (including proxies) at the Metcash Share Scheme Meeting.

The voting majority to approve the Metcash Option Scheme requires votes in favour of the Metcash Option Scheme to be received from:

- a majority in number (more than 50%) of the Metcash Optionholders present and voting (including proxies) at the Metcash Option Scheme Meeting;
- being a majority whose "debts or claims" against Metcash (represented by their Metcash Options) amount in aggregate to at least 75% of the total amount of the "debts or claims" of the Metcash Optionholders present and voting (including proxies) at the Metcash Option Scheme Meeting.

Please refer to Section 14 for the approvals required for the Resolutions.

Are there any conditions that need to be satisfied?

In addition to the approval by Shareholders and/or Metcash Optionholders and the Court, implementation of the Metcash Share Scheme and Metcash Option Scheme are subject to various conditions being satisfied or waived including the Metoz Scheme becoming Effective. — 9.3

Will Metoz vote at the Meetings?

Metoz will not vote on the Metcash Share Scheme, the Metcash Option Scheme or Resolution 2. Metoz cannot vote for, but can vote against Resolution 1 or Resolution 3. Metoz can vote for or against Resolutions 4 and 5. — 4

Should I vote?

You do not have to vote. However, your Directors believe that the Metcash Schemes are in the best interest of Shareholders and Optionholders and urge you to read this Scheme Booklet carefully and, if eligible, to vote in favour of the Metcash Schemes and Resolutions. — 4

What happens if I do not vote or I vote against the Metcash Share Scheme or Metcash Option Scheme?

If the Metcash Share Scheme becomes Effective, your Metcash Shares will be transferred pursuant to the Metcash Share Scheme and you will receive Newco Shares for your Metcash Shares, even if you did not vote or voted against the Metcash Share Scheme. — 9.6

Similarly, if the Metcash Option Scheme becomes Effective, your Metcash Options will be cancelled pursuant to the Metcash Option Scheme and you will receive Newco Options, even if you did not vote or voted against the Metcash Option Scheme.



OTHER

Question and Answer	Relevant Section

What happens if the Metcash Share Scheme is not approved by Shareholders?

If the Metcash Share Scheme is not approved, then the Capital Reorganisation will not become Effective so that: — 11

- Newco will not acquire the Metoz Interest in Metcash; and
- Shareholders will not receive shares in Newco.

What happens if the Resolutions are not approved?

If all five Resolutions are not approved then the Capital Reorganisation will not become Effective. — 14

Further, if Resolution 5 is not approved then, the Takeover Offer will not proceed in the form currently contemplated.

What if the Metcash Share Scheme is approved but the Metcash Option Scheme is not approved?

If the Metcash Share Scheme is approved by the requisite majority of Shareholders and by the Court and all other conditions are satisfied, then the Metcash Share Scheme will go ahead notwithstanding that the Metcash Option Scheme is not approved by the requisite majorities of Optionholders. — 1.2, 5.3

If the Metcash Share Scheme is approved but the Metcash Option Scheme is not approved, Metcash will be owned by Newco and Shareholders will receive Newco Shares in exchange for Metcash Shares held at the Record Date. Optionholders will continue to hold Metcash Options but in an entity that will cease to be listed. In these circumstances, Newco intends to compulsorily acquire the Metcash Options in accordance with the Corporations Act.

Why are there different outcomes for shareholders of Metcash to consider?

At the time of launching the Capital Reorganisation, Metcash also announced an intention to make an off market Takeover Offer for Foodland. In order to provide Shareholders with all relevant information, the Directors of Metcash believe they should explain the expected impact of the various outcomes. The outcomes include: — 11, 13

- Metcash standalone – the Capital Reorganisation not Effective and the Takeover Offer unsuccessful;
- Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful;
- Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful; and
- Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful.

Who can help me answer my questions about the Schemes?

If you have any questions about the Schemes, please contact the Metcash information line on: — NA

- 1300 724 363 (Australia only); or
- +61 2 9240 7470 (International),

between 9:00am and 5:00pm on Monday to Friday, or consult your legal, financial or other professional advisor.

3 Advantages, disadvantages and risk factors

3.1 Advantages of the Capital Reorganisation

(a) Advantages of the Metcash Share Scheme

The Directors of Metcash have considered the advantages, disadvantages and risks of the Metcash Share Scheme and concluded that the advantages outweigh the disadvantages and risks for Shareholders.

The Directors unanimously recommend that eligible Shareholders vote for the Metcash Share Scheme.

The key advantages which the Directors have identified for Shareholders are set out below.

(1) Acquisition of Metcash Shares held by Metoz at an attractive price

Under the Metoz Scheme, the Metoz Interest in Metcash is being purchased at an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz. The Directors believe this is an attractive price at which Newco is able to purchase a controlling stake in Metcash. It compares to a one month volume weighted averaged share price of Metcash Shares to 12 January 2005 of $3.32 per share and the closing price of $2.94 as at 3 December 2004 prior to the Announcement.

This view is supported by PricewaterhouseCoopers Securities Limited which has been appointed to independently assess the merits of the Metcash Schemes for Non-Metoz Shareholders and Optionholders. PricewaterhouseCoopers Securities Limited concluded that the consideration proposed for the Metoz Holdings shares is fair from the perspective of Non-Metoz Shareholders and the price is at the low end of the Independent Expert's Metcash standalone trading valuation range of $2.86-$3.03 per Metcash Share held by Metoz.

(2) Financial benefits

Improved capital structure

As a result of the Capital Reorganisation, Metcash's gearing will increase. The Directors consider that the gearing of Metcash is currently low and that the Capital Reorganisation will allow Metcash to implement an improved capital structure. Metcash's objective is to reach an optimal capital structure which strikes a balance between the debt and equity of Metcash post the Capital Reorganisation and Takeover Offer. The extent of the increase in gearing will depend upon the level of cash versus scrip taken up by Foodland Shareholders pursuant to the Takeover Offer and the level of conversion of the CULS and CUPS into equity in Newco.

Whilst the Directors consider that the higher gearing of Metcash is acceptable, there are certain attendant risks which are discussed in Section 3.4(e).



EPS accretion

Metcash expects EPS to increase between 12% and 30% depending on the outcome of the Takeover Offer.

The financial impact on Metcash in terms of gearing and EPS are outlined below under each potential outcome.

Financial Impact (2006 YE)[1]

	Gearing[2]	EPS[3] Accretion
Metcash standalone	15%	0%
Outcomes		
1 Capital Reorganisation Effective but Takeover Offer unsuccessful	27%	12%
2 Capital Reorganisation not Effective but Takeover Offer successful[4]	33%	16%
3 Capital Reorganisation Effective and Takeover Offer successful[4]	24%	30%

Notes:

1 *The forecast financial information included in this document from which the gearing and EPS calculations is derived, are based on a number of proforma transactions and assumptions described in Section 13. Accordingly, the actual results reported in the 30 April 2006 statutory financial statements of Metcash or Newco, as the case may be, will vary from the forecast financial information included in this document.*

2 *Gearing is defined as pro-forma Net Debt / (Net Debt + book value of Equity under AGAAP), with CULS and CUPS treated as equity.*

3 *EPS defined as Earnings per Share pre-goodwill amortisation, and amortisation of non-recurring transaction costs and restructuring costs under AGAAP.*

4 *Results based on Sources and Uses of Funds shown in Section 12.5. Assumed 100% cash take-up by Foodland shareholders under the Foodland Offer.*

The key driver of the increase in EPS accretion from the date of Announcement to the numbers presented in this Scheme Booklet is the updated pricing with regard to the funding. The updated pricing takes into account the actual pricing of the Equity Placement and SPP and the estimated pricing, based on current market conditions, with regard to the remaining funding.

(3) Expected improved weighting on ASX indices

Following the exit of Metcash's majority shareholder under the Capital Reorganisation, and the Takeover Offer, it is expected that over time Newco (as the new holding company of the Metcash group) should move from the S&P/ASX 200 Index to inclusion in the S&P/ASX 100 Index. If the Capital Reorganisation occurs, Newco's free float will increase above the current level of Metcash's free float as a result of the conversion into Newco Shares at least 50% of the CULS used to fund the acquisition of the Metoz Interest in Metcash. An initial 25% of the CULS will convert upon the Schemes becoming Effective, with a further 25% of the CULS will convert six months after their date of issue. The balance of the CULS may be either converted or redeemed (at Metcash's election). If the Takeover Offer is successful, the issue of scrip to Foodland Shareholders will also contribute to this increase when the Metcash A Shares convert into Newco Shares.

The improved liquidity and investor focus from entry into the S&P/ASX100 may enable Newco (as the new holding company of the Metcash group) to benefit from improved access to equity capital due to the institutional composition of its share register and increased index weighting.

(4) Improved liquidity in the shares held by Shareholders

As a result of the change in Metcash's shareholding structure, increased free float and expected improvement in index weighting, Metcash also expects an increase in the liquidity of the Newco Shares when compared to the current liquidity of Metcash Shares. As a portion of Australian institutional investors benchmark performance against market indices, an increase in the index weighting of Newco is expected to increase investor demand for its ordinary shares. It is also expected there will be increased broker coverage following the Takeover Offer and the Capital Reorganisation which will raise the profile of the group in the investment community.

(5) Removes uncertainty in relation to majority shareholder's stake

On 6 October 2004, Metoz Holdings sold its African business and other assets to a consortium including Metoz management. Following this sale, the investment proposition for Metoz Holdings shareholders significantly changed as Metoz Holdings was transformed from a geographically diversified wholesale and retail trading company to a holding vehicle for a controlling investment in Metcash.

Two significant institutional shareholders of Metoz Holdings controlling approximately 43% of Metoz (as at 14 January 2005) have indicated a desire for Metoz Holdings to bring about the elimination of, or reduction in, the prevailing holding company discount of Metoz Holdings shares to the underlying value of its shares in Metcash and their desire to sell their shareholding in Metoz. This creates uncertainty over future ownership and control of Metcash. The Capital Reorganisation removes this uncertainty.

Prior to the announcement of the Capital Reorganisation and the Takeover Offer, Metoz Holdings shares traded at a material discount to the market value of its investment in Metcash after taking into account liabilities. Following the Announcement, the Metoz Holdings share price increased by 39% as at 12 January 2004, substantially narrowing that discount.

The fact that two of Metoz Holdings' substantial shareholders controlling approximately 43% of Metoz (as at 14 January 2004) have indicated a desire for Metoz Holdings to exit its investment in Metcash, could create an unstable share register for Metcash and creates uncertainty over future ownership and control of Metcash. This also poses a risk that Metoz Holdings shareholders may be willing to sell their Metoz Holdings shares at a discount to the value at which Metcash Shares are trading on the ASX, which could result in the minority shareholders of Metcash being subject to a change of control of Metcash at below fair value. Accordingly, by removing Metoz as majority shareholder, the Schemes should remove the uncertainty existing as a result of the current structure.

(6) The Metcash group will no longer have a single controlling shareholder

On the successful conclusion of the Capital Reorganisation, the South African entity, Metoz Holdings, will be wholly owned by Newco and Newco will not have a single controlling shareholder.

(b) Advantages of the Metcash Option Scheme

The advantages set out in Section 3.1(a) above in relation to the Metcash Share Scheme also apply with respect to Optionholders so far as they relate to the Newco Shares issued pursuant to the exercise of the Newco Options.

The Directors unanimously recommend that eligible Optionholders vote for the Metcash Option Scheme.



3.2 Metcash share price

Since the Announcement on 6 December 2004, Metcash's share price has increased from $2.94 on 3 December 2004 to $3.42 as at 12 January 2005, representing an increase in market capitalisation of approximately $307 million (excluding the Equity Placement shares) or $0.48 per Metcash share and a strong endorsement of these initiatives. Metcash's share price has outperformed the ASX by approximately 13%.

MTT performance Post Announcement


Metcash
ASX 200 (rebased)
Share price (A$)
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
3 Sep 04
29 Sep 04
25 Oct 04
20 Nov 04
16 Dec 04
11 Jan 04

Source: IRESS
Historical performance is not necessarily an indication of future performance

3.3 Potential disadvantages of the Capital Reorganisation

(1) No cash consideration – Scheme Shareholders will receive Newco Shares in exchange for their existing Metcash Shares and will not receive any cash in consideration for their Metcash Shares. Therefore, the value of the consideration received is dependent on the price at which Newco Shares will trade on the ASX.

(2) Fees and expenses – a number of fees and expenses are payable as a result of the Metcash Share Scheme.

Newco and Metcash will incur transaction costs which include advisers' fees for financial, legal and accounting advice received in connection with the Capital Reorganisation in Australia and South Africa. Other relevant costs could include underwriting fees, bank fees, due diligence and associated costs. The fees associated with the Capital Reorganisation and Takeover Offer vary depending on the outcome. Metcash has agreed to pay, and indemnify Newco against, such costs that are incurred by Newco up to a maximum aggregate amount of $20,000 (or such higher amount as Metcash approves in advance), and all taxes and stamp duties in respect of the Metcash Schemes.

Metcash's costs are higher if the Schemes do not become Effective due to the costs associated with cancelling the funding, including redemption of all of the CULS at a premium to their face value.

Estimated fees and restructure costs, to be paid by Metcash/Newco, associated with the Capital Reorganisation and Takeover Offer ($m)

Metcash standalone: Capital Reorganisation not Effective and the Takeover Offer unsuccessful	50
Outcome 1: Capital Reorganisation Effective but Takeover Offer unsuccessful	64
Outcome 2: Capital Reorganisation not Effective but Takeover Offer successful	104
Outcome 3: Capital Reorganisation Effective and Takeover Offer successful	104

The fact that some of the CULS may be redeemed is a disadvantage for Shareholders in that payment of fees associated with the issue of the CULS and the redemption premium will be incurred for funding which may not ultimately be required. However, from the perspective of a CULS Holder, who as a Shareholder has participated in the Rights Issue, the payment of a premium on redemption is effectively a distribution of funds by Metcash to such Shareholders.

(3) Restriction on dividend payments – Under the current AGAAP accounting regime the Capital Reorganisation is expected to result in the creation, for accounting purposes, of goodwill on consolidation in the statement of the financial position of Newco. The amount of goodwill on the acquisition of Metoz Holdings and the balance of Metcash Shares held by Non-Metoz Shareholders is expected to be up to approximately $1.8 billion.

With the implementation of Australian IFRS on 1 January 2005, the accounting treatment of the Capital Reorganisation will not result in the creation of any goodwill but will be treated as a reverse acquisition by Metcash. Under Australian IFRS, the consolidated statement of financial position of Newco will reflect the historical carrying amounts of the Metcash equity balances less the consideration paid for Metoz Holdings in cash.

In addition, as a result of the Capital Reorganisation, all current year and retained earnings of Metcash prior to the Effective Date will be reclassified as pre-acquisition reserves. As pre-acquisition reserves are unavailable to pay dividends, Newco will be unable to declare a final dividend in relation to the 2005 financial year.[3] Metcash intends to declare and pay an additional 2005 interim dividend of 4 cents per Metcash Share prior to the Capital Reorganisation becoming Effective. In addition, subject to the usual considerations, Newco expects to be in a position to declare an interim dividend in November 2005 in relation to the six months ending 31 October 2005.

Newco will be reliant on profits earned after the Capital Reorganisation becomes Effective in order to be able to pay future dividends. Currently, Metcash has negative retained earnings on a standalone basis and is relying on current year profits to pay dividends.

3.4 Risk factors

If the Metcash Share Scheme becomes Effective, Scheme Shareholders will become shareholders of Newco. There are many factors that may influence the price of Newco Shares and future dividends paid on Newco Shares. These include risks that apply to the general economy and stock market or to the grocery retail and wholesale market. Many such risks apply equally to an investment in Metcash and are therefore risks to which Scheme Shareholders are already exposed and will continue regardless of the outcome of the Capital Reorganisation or the Takeover Offer. However, there may also be additional risks which:

- arise from the Capital Reorganisation;
- apply to Newco.

Where possible, Metcash's and Newco's respective management and directors will take appropriate action and use safeguards and systems to mitigate these risks. However, some may be beyond their control.

The following represent the Directors' view of those risks which may be relevant to Shareholders' and Optionholders' consideration of the Capital Reorganisation. However, this should not be considered an exhaustive list.

There are also general risks associated with any investment.

(a) Risk factors that affect the general economy and the stock market

General economic conditions such as interest rates, inflation, mortgage rates, foreign exchange rates, the labour market environment and oil prices may all have an impact on the businesses of Metcash and Newco.

Changes in economic conditions as a result of, but not limited to, war, civil unrest or terrorist activities, anywhere in the world may affect demand for the goods and services sold or provided by Metcash and Newco which may in turn have an adverse effect on Metcash's and Newco's financial performance.

The price at which Metcash Shares trade on ASX may be determined by a range of factors including movements in international and local stock markets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal,

3 Newco's year end is 30 April



monetary and regulatory policies. In the future, these factors may cause Newco to trade at below current prices and may affect the financial position of Newco.

(b) Risk factors that affect the grocery retail and wholesale market

(1) Competitive risks

The Australian retail grocery market has become increasingly competitive in recent years, as Woolworths and Coles Myer have, through acquisitions and organic growth, attained a significant combined market share. As competition increases, which for example may be initiated through aggressive pricing strategies, there is a risk that Metcash's customers' operating and financial performance may be affected. However, Metcash is confident that it has strategies in place to enable its customers to remain competitive against the major chain stores.

Competitive risks that may negatively impact Metcash's or Newco's financial performance include:

Sale of Independent stores to major chains

A risk exists that Independent retailers, currently supplied by either Metcash or Foodland Australia, will decide to sell their businesses to the major grocery chains (Woolworths or Coles Myer). Should this occur, Metcash or Newco is likely to experience a decline in sales and profits.

Metcash believes that the merger of Metcash's existing businesses with Foodland Australia's wholesale business will enable the combined business to obtain better trading terms from suppliers, therefore assisting Metcash customers in remaining competitive with the major grocery chains.

Loss of key customers

Key customers currently supplied by either Metcash or Foodland may be acquired or may decide to change suppliers, resulting in a loss of those customers and their business. Recent examples of key customers terminating their supply arrangements include Australian Leisure and Hospitality Group (**ALH**), which was acquired by Woolworths, and Franklins which is intending to establish its own distribution operations. Should further customer supply arrangements be terminated, a decline in Metcash's or Newco's sales and profits is likely to occur.

Dispute with former customer

Following termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. It has commenced proceedings seeking as yet unquantified damages in respect of certain of the alleged claims, and sought access to certain Metcash records on the basis that these are required to allow Franklins to quantify them. Metcash does not consider that Franklins has any valid claim against it and has consented to orders permitting inspection of the Metcash records by Franklin's legal advisers and accountants on a confidential basis. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

Entry of new wholesalers to the market

The Australian grocery market is very competitive but the possibility exists that a new wholesaler may enter the market. For example, a foreign wholesaler may decide to enter the Australian market or one of the major retailers may decide to establish a wholesaling operation.

Should this occur, Metcash or Newco may lose market share to the new entrant(s) and this would negatively impact on Metcash's or Newco's sales and profits.

It should be noted that barriers to entry differ between the various markets in which Metcash businesses compete. For example, barriers to entry in the confectionery and convenience sector served by Campbells Cash & Carry (**CCC**) are relatively low, whilst barriers to entry to the grocery wholesaling market in which IGA operates are high, with entrants requiring significant scale in order to provide a competitive offering.

(2) Other risks

Health concerns

A significant proportion of Metcash's sales relate to food products. A real or perceived health risk associated with any type of food group (e.g. meat, seafood) can have an adverse effect on sales of that product and consequently the companies involved in the sale of that product.

Damage to infrastructure

Loss or destruction of utilities and infrastructure such as power, warehouses, communications and transportation may prevent Metcash or Newco from carrying on its business in the normal manner and may therefore have a negative impact on Metcash's or Newco's sales.

Dependence on suppliers

Metcash's business relies on the ongoing supply of products to it from a wide range of suppliers. Natural disasters such as earthquakes, fire and floods as well as industrial factors can result in interruptions to Metcash's sources of supply and may consequently have an adverse effect on Metcash's business.

Scarcity of supply

Scarcity of certain products may result in higher prices being demanded for those products. In particular the supply of agriculturally based products can be impacted by factors such as drought, flood and other natural disasters. Consumers may not be willing to pay these higher prices and this may impact upon demand by Metcash customers for these products, hence impacting sales and profits.

Labour relations

Metcash has not experienced any significant labour disputes or work stoppages in recent years and Metcash believes it has satisfactory relationships with relevant unions. However, a work stoppage due to failure to renegotiate an enterprise bargaining agreement or otherwise, could have a material adverse impact on Metcash.

Acquisitions

Metcash has in recent years acquired a number of businesses, and intends to grow its underlying businesses by acquisition where appropriate. If Metcash is unable to integrate businesses successfully and realise anticipated economic, operational and other benefits in a timely manner, its sales and profitability may be impacted. In addition, the failure to integrate acquired businesses successfully may divert management's attention from its existing business operations.

(c) Specific risk factors that affect Newco

Changes in stock market rating of Metcash or Newco Securities

There is a risk that the stock market rating of Metcash or Newco Shares may change relative to other quoted securities. Any such change may result from either the Capital Reorganisation or the Takeover Offer or from matters affected by market sentiment either generally or in relation to the retail or wholesale grocery market in Australia. Changes to the stock market rating may affect the demand for, and price of, Newco securities.

Risk of not gaining inclusion in the S&P/ASX 100 Index

Metcash is not currently included in the S&P/ASX100 Index. Whilst Newco expects to qualify for inclusion in the S&P/ASX100 Index on completion of the Capital Reorganisation and the Takeover Offer (if successful), it is ultimately a matter for S&P as to whether and when Newco is included in the index.

(d) Capital Reorganisation risk

The Capital Reorganisation will involve the combination of the business of Metcash and Metoz. Under the Metoz Scheme, Newco is acquiring Metoz Holdings' shares. Newco has undertaken legal, tax and accounting due diligence on the Metoz business, and identified certain risks that are set out in Section 8.5 of this Scheme Booklet. However, there is also a risk that unexpected liabilities or issues and complications may exist in Metoz or may arise during the process of integration. The structure under which Metoz Holdings is being acquired means that Newco will not have the protection of warranties or indemnities against such unanticipated risks.



(e) Increased financial risk

Metcash intends to incur indebtedness to finance the acquisition of Metoz Holdings and Foodland Australia. Metcash's ability to satisfy financial obligations under its indebtedness will depend on Metcash's performance which is subject to prevailing economic, business and other factors, many of which are beyond Metcash's control. Whilst the Directors consider that the gearing of Metcash is currently too low, higher gearing could increase Shareholders' financial risk and exposure to changes in interest rates, although the increased risk is expected to be mitigated by interest rate hedging. In time, this exposure may generate increased volatility in the Metcash or Newco Shares.

(f) Risk associated with the funding structure

The funding for the Capital Reorganisation is fully underwritten. However the underwriting agreements for each source of funding contain standard terms and conditions associated with underwriting these types of financial instruments, which include conditions to the underwriting and various events that can lead to the termination of the underwriting agreement. A summary of the conditions and termination events relating to the CULS and CUPS is set out in Annexure A to this Scheme Booklet.

As at the date of this Scheme Booklet, Metcash was not aware of any reason why the above conditions will not be satisfied as required under the funding arrangements. Whilst not anticipated to occur, if the funding for the Capital Reorganisation fails e.g. due to failure to fulfil one of the conditions to draw down under the Syndicated Facility or the termination of the CULS underwriting agreement or CUPS subscription agreement, Metcash will be unable to proceed with the Capital Reorganisation.

4 Action required by Metcash Shareholders and Optionholders

Step 1: Read the documents in full

You should carefully read this Scheme Booklet, the Notices of Meeting and all other documents you have been provided with.

If you have any queries concerning the Schemes or the Resolutions, please contact the Australian toll-free information line on 1300 724 363 (International calls +61 2 9240 7470) or consult your investment, financial, taxation or other professional advisor. For quality assurance purposes, all calls to the information line will be recorded.

Step 2: Vote on the Metcash Schemes and the Resolutions

You can vote:

- by proxy, using the relevant enclosed proxy form;
- in person at the Meetings to be held on 22 March 2005;
- by attorney by following the instructions set out below; or
- by corporate representative (if the Shareholder or Optionholder is a company) by following the instructions set out below.

If you wish to vote in favour of the Metcash Schemes and Resolutions, as recommended by the Directors, by proxy you should mark X in the "for" box for each resolution on the relevant proxy forms.

For complete instructions on how to vote, please read this Section and see the Notices of Meeting and the relevant proxy form.

YOUR VOTE IS IMPORTANT

THE DIRECTORS UNANIMOUSLY RECOMMEND THAT ELIGIBLE SHAREHOLDERS VOTE FOR THE METCASH SHARE SCHEME AND THE RESOLUTIONS AND THAT OPTIONHOLDERS VOTE FOR THE METCASH OPTION SCHEME

Your vote is important.

For the Metcash Schemes to be implemented, sufficient Shareholders and Optionholders must vote in favour of the Metcash Schemes and the Resolutions.

The Metcash Share Scheme must be approved by a majority in number of Shareholders voting at the Metcash Share Scheme Meeting (either in person or by proxy). The Shareholders who vote in favour of the Metcash Share Scheme must hold at least 75% of the total number of Metcash Shares voted at the Metcash Share Scheme Meeting. Metoz is not eligible to vote at the Metcash Share Scheme Meeting.

The Metcash Option Scheme must be approved by a majority in number of Optionholders voting at the Metcash Option Scheme Meeting (either in person or by proxy). The Optionholders who vote in favour of the Metcash Option Scheme must hold at least 75% of the total amount of the "debts or claims" of the Optionholders present and voting at the Metcash Option Scheme Meeting. The value of each Metcash Option for such voting purposes will be determined by an independent expert, PwCS. For this purpose, PwCS will use options valuation methodologies similar to those used to value Metcash Options in the Independent Expert's Report. However, the closing trading price of Metcash Shares on 21 March 2005 (the record date for voting at the Metcash Option Scheme Meeting) will be used to reflect the underlying value of a Metcash Share, rather than the values of Metcash Shares under various different outcomes that are used in the Independent Expert's Report. PwCS's report setting out values attaching to each Metcash Option tranche,



and the resulting votes attaching to those options, will be made available on the Metcash website at www.metcash.com on the morning of 22 March 2005.

If the Metcash Share Scheme is approved but the Metcash Option Scheme is not, the Metcash Share Scheme may still become Effective.

The Downstream Acquisition Resolution (Resolution 1 at the Extraordinary General Meeting) must be approved by a majority of the votes cast by Shareholders voting on the resolution (either in person or by proxy). All Shareholders are eligible to vote on the Downstream Acquisition Resolution provided that no votes may be cast in favour of the Resolution by Newco and its associates (including Metoz) or persons who hold shares in Metoz Holdings or their associates.

The Related Party Benefit Resolution (Resolution 2 at the Extraordinary General Meeting) must be approved by 75% of the votes cast by Shareholders voting on the resolution (either in person or by proxy). Newco and its associates (including Metoz) are not eligible to vote on the Related Party Benefit Resolution.

The Financial Assistance Resolutions (Resolutions 3-5 at the Extraordinary General Meeting) must be approved by 75% of the votes cast by Shareholders voting on the resolution (either in person or by proxy). All Shareholders are eligible to vote on Resolutions 3-5 provided that:

- no votes may be cast in favour of Resolution 3 by Newco or its associates (including Metoz); and
- no votes may be cast in favour of Resolution 4 by Non-Metoz Shareholders or their associates.

All Shareholders may vote for or against Resolution 5.

Meetings

The Meetings to approve the Metcash Schemes and Resolutions are three separate meetings which will be held on the same day, one after the other, at the same location.

The meetings will be held on 22 March 2005 in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000.

The meetings will take place at the following times:

- Metcash Share Scheme Meeting — 2.00pm
- Metcash Option Scheme Meeting — 2.30pm (or as soon after that time as the Metcash Share Scheme Meeting is concluded or adjourned)
- Extraordinary General Meeting — 3.00pm (or as soon after that time as the Scheme Meetings are concluded or adjourned)

Voting entitlement

For the purposes of the Metcash Share Scheme Meeting and Extraordinary General Meeting, only those persons registered as the holders of Metcash Shares at 7.00pm on Monday 21 March 2005 will be treated as Shareholders. This means that if you are not the registered holder of a Metcash Share at that time, you will not be entitled to vote in respect of that Metcash Share at the Metcash Share Scheme Meeting or the Extraordinary General Meeting.

For the purpose of attending and voting at the Metcash Option Scheme Meeting, only those persons registered as the holders of Metcash Options at 7.00pm on Monday 21 March 2005 will be treated as Optionholders. This means that if you are not the registered holder of a Metcash Option at that time, you will not be entitled to vote in respect of that Option at the Metcash Option Scheme Meeting.

How to vote

You may vote:

- in person by attending the Meetings;
- by proxy;
- by attorney; or
- where the Shareholder or Optionholder is a company, by corporate representative.

Voting in person

- **Shareholders**

To vote in person at the Metcash Share Scheme Meeting and the Extraordinary General Meeting, you must attend the Metcash Share Scheme Meeting and Extraordinary General Meeting respectively in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 commencing at 2.00pm on 22 March 2005 (in the case of the Metcash Share Scheme Meeting) and in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 at 3.00pm on 22 March 2005 or as soon after that time as the Scheme Meetings have concluded or are adjourned (in the case of the Extraordinary General Meeting).

- **Optionholders**

To vote in person, you must attend the Metcash Option Scheme Meeting in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 at 2.30pm on 22 March 2005, or as soon after that time as the Metcash Share Scheme Meeting has concluded or is adjourned.

Voting by proxy

- Shareholders and Optionholders have the right to appoint a proxy or proxies.
- Proxy forms accompany this Scheme Booklet.
- The blue proxy form should be used to appoint a proxy to vote at the Metcash Share Scheme Meeting.
- The pink proxy form should be used to appoint a proxy to vote at the Metcash Option Scheme Meeting.
- The green proxy form should be used to appoint a proxy to vote at the Extraordinary General Meeting.
- The proxy need not be a member of Metcash.
- If you appoint a body corporate as your proxy, that body corporate will need to ensure that it appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth), and provide satisfactory evidence of the appointment of its corporate representative prior to commencement of the General Meeting.
- A Shareholder or Optionholder who is entitled to cast two or more votes may appoint a maximum of two proxies to attend and vote instead of themselves. If you want to appoint two proxies, an additional proxy form will be supplied by Registries Limited on request by contacting them on + 61 2 9290 9600. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. Otherwise each proxy may exercise half of the votes to which the appointer is entitled.
- Proxy forms must be signed by a Shareholder or Optionholder (as the case may be) or the Shareholder's or Optionholder's attorney or, if the Shareholder or Optionholder is a corporation, must be signed by two directors or by a director and a secretary, or if it is a proprietary company that has a sole director who is also the sole secretary (or has no secretary), by that director, or under hand of its attorney or duly authorised officer.



- If the proxy form is signed by a person who is not the registered holder of Metcash Shares or Metcash Options (as applicable for the relevant meeting) (e.g. an attorney), then the relevant authority (for example, in the case of proxy forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to Metcash or be enclosed with the proxy form.
- **To be effective, proxy forms must be deposited at or faxed to:**

  Registries Limited
  PO Box R67, Royal Exchange, Sydney NSW 1223, Australia
  Fax number: +61 2 9279 0664
  Attention: "The Share Registry – Metcash Trading Limited"

  so that they are received no later than 2.00pm on Sunday 20 March 2005.
- **If you complete and return a proxy form, you may still attend the meetings in person, revoke the proxy and vote at the meetings.**

Voting by attorney

If you wish to appoint an attorney to attend and vote at any of the Meetings on your behalf, the original or a certified copy of the power of attorney authorising your attorney to attend and vote at the relevant Meeting, and a declaration or statement by the attorney that he or she has not received any notice of revocation of appointment, must be lodged with Registries Limited by 2.00 pm on 20 March 2005.

You may lodge the power of attorney (and any supporting documents) by posting them in the reply paid envelope provided or by delivering, posting or faxing them to:

Registries Limited
PO Box R67, Royal Exchange, Sydney NSW 1223, Australia
Fax number: +61 2 9279 0664
Attention: "The Share Registry – Metcash Trading Limited"

Voting by Corporate representative

A company may attend and vote at the Meetings by corporate representative. The appointment of the corporate representative must comply with the requirements of section 250D of the Corporations Act and the representative must bring to the Meetings evidence of his or her appointment, including any authority under which the appointment is signed. A form of the certificate used to appoint a corporate representative can be obtained from Metcash's share registry by telephoning +61 2 9290 9600.

Voting queries

Further information relating to these voting procedures and the resolutions to be proposed at the Scheme Meetings and the Extraordinary General Meeting are contained in the Notices of Meetings accompanying this Scheme Booklet.

If you have any further questions in relation to the Meetings, please call the Australian toll free information line on 1300 724 363 (international calls +61 2 9240 7470) or consult your financial or other professional adviser.

5 Additional considerations in relation to the Schemes

5.1 Metcash Share Scheme

(a) Consideration

Under the terms of the Metcash Share Scheme, Non-Metoz Shareholders registered on Metcash's Register on the Record Date will receive:

One Newco Share for each Metcash Share held.

(b) Implications if the Metcash Share Scheme does not become Effective

In the event that Scheme Shareholders or the Court do not approve the Metcash Share Scheme, or the approval of the Metoz Scheme is not forthcoming, Shareholders will retain their interests in Metcash which will continue to operate as a separate company. However, the Takeover Offer will still proceed and may or may not be successful.

If the Metcash Share Scheme does not become Effective, the following key implications arise for Shareholders:

- the benefits to Shareholders that Metcash expects to arise from the Schemes will not be obtained;
- Metcash will continue to be controlled by its majority shareholder, Metoz;
- if the Takeover Offer is successful Metoz's shareholding may be diluted depending on the portion of scrip versus cash taken by Foodland Shareholders;
- if the Takeover Offer succeeds, then a capital management program, such as a buy-back, would be undertaken to ensure an optimum balance of debt and equity. Metcash will buy-back ordinary shares equal to the number of Metcash A Shares issued to Foodland Shareholders. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period;
- should the Schemes not become Effective, the costs associated with the underwriting fees and the redemption fees payable with respect to the CULS will be charged against the profit and loss statement of Metcash in the 2005 financial year. This may impact upon the ability of Metcash to pay dividends in the 2005 financial year consistent with dividends paid in prior years;
- save as set out above, Metcash will maintain its dividend policy;
- the current structure whereby Metoz Holdings is a listed company whose only material asset is its 52% shareholding in Metcash will remain. This has a number of disadvantages for Shareholders, including:
  - a majority shareholder on the Register reduces the liquidity of Metcash Shares;
  - there will remain uncertainty as to the future ownership and control of Metcash;
  - Metoz's shareholding is excluded when determining Metcash's position in ASX indices;
- a significant amount of costs will be incurred, including the CULS redemption premium since 100% of the CULS are redeemed in this situation. These costs will be recognised as expenses in the statement of financial performance and will negatively impact on short term earnings. However, the redemption premium on the CULS should primarily be received by Shareholders (other than Metoz) since they have the right to subscribe for the CULS under the Rights Issue;
- Metcash will continue to be considered a foreign company for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth). Hence any future acquisitions of significant Australian assets by Metcash will continue to require FIRB approval;
- if the Capital Reorganisation does not become Effective, the funding raised for the Capital Reorganisation will cease to be available. The CULS are required to be redeemed and the Syndicated Facility will be reduced to $600 million and be available only to fund the Takeover Offer;


CONVENIENC

Metcash will have incurred cash expenses in the order of $50 million to put the Capital Reorganisation to a vote by Metcash Shareholders;

In these circumstances the Metcash Board will not revisit the Capital Reorganisation proposal; and

- Further, it is possible the Metcash share price, and as a result the Metoz Holdings share price, will fall. Prior to the announcement on 6 December 2004, the Metoz Holdings share price traded at a material discount to the market value of its investment in Metcash after taking into account liabilities. In the absence of other factors, the Directors expect that the Metoz Holdings share price is likely to again trade at a similar discount.

Further details of the implications for Metcash Shareholders if the Schemes do or do not become Effective, and the Takeover is successful or unsuccessful, are set out in Section 11 of this Scheme Booklet.

5.2 Metcash Option Scheme

(a) Rights of Optionholders under the Metcash Employee Option Plan

(1) Exercise right

Under the rules of the Option Plan, Optionholders will technically have an immediate right to exercise their Metcash Options upon Non-Metoz Shareholders approving the Metcash Share Scheme by the requisite majorities at the Metcash Share Scheme Meeting. However, as this is an internal restructuring exercise rather than a takeover by a third party, Optionholders are being asked under the terms of the Metcash Option Scheme to waive their accelerated rights to exercise upon the Share Scheme being approved.

(2) Reduction of exercise price

The Board considers that, as a result of the Rights Issue of CULS being made to Shareholders (such CULS being convertible in certain circumstances into Newco Shares) it would be appropriate, if the Schemes become Effective, to reduce the exercise price under the Newco Options. A similar adjustment will be made to the number of Metcash A Shares which a Foodland Shareholder will receive under the Takeover Offer if the Schemes become Effective. The Option Scheme accordingly provides that the exercise price under the Newco Options will be reduced in accordance with the formula set out in the schedule to the Option Scheme (which appears at Section 21 of this Scheme Booklet).

(3) Consequences of exercise of options

If an Optionholder chooses to exercise his/her Metcash Options prior to the Record Date, he/she will be issued Metcash Shares which will then be subject to the Metcash Share Scheme as described in this Scheme Booklet (unless they are sold prior to the Record Date).

If an Optionholder does not exercise his/her Metcash Options prior to the Record Date, he/she will be subject to the Metcash Option Scheme as described in this Scheme Booklet and will be issued Newco Options in replacement for his/her existing Metcash Options.

(4) Tax implications of exercise of Metcash Options

Please refer to the Tax Adviser's Report in Section 15.1 for details.

(b) Metcash Option Scheme consideration

Under the terms of the Metcash Option Scheme, Optionholders registered on Metcash's Option Register on the Record Date will receive:

One Newco Option for each Metcash Option held.

The Newco Option Plan will replicate the terms and conditions and rules of the Metcash Option Plan save that Newco Options issued pursuant to the Metcash Option Scheme will be exercisable over Newco Shares and the Newco Option Plan has been updated to reflect current law.

The Newco Options issued to Scheme Optionholders will be on the same terms as the Metcash Options which they replace (except that they will carry a right to shares in Newco rather than shares in Metcash) and the exercise period for the Newco Options will equal the unexpired exercise period of the Metcash Options which they replace. The exercise price under the Newco Options will be the same as the exercise price under the Metcash Options which they replace subject to adjustment in accordance with the formula set out in the Option Scheme as noted above.

(c) Implications if the Metcash Option Scheme does not become Effective

The implications set out in Section 5.1(b) above relating to the failure of the Metcash Share Scheme will also apply to Optionholders so far as they relate to the value of the underlying security of the Options.

In addition, the following implications may arise for Optionholders:

- since Metcash will become a subsidiary of Newco, the Options will be over unlisted securities. It follows that any unconverted Metcash Options would only be able to convert into shares in an unlisted company which are extremely illiquid. This would result in value realisation being uncertain for Optionholders;
- alternatively the Metcash Options may be compulsorily acquired. The right of an Optionholder to continue to hold a Metcash Option or any Metcash Share received upon the exercise of a Metcash Option will be subject to any power of Newco to compulsorily acquire that security under Chapter 6A of the Corporations Act. Newco has indicated that in these circumstances it intends to exercise its rights to compulsorily acquire the Metcash Options and any Metcash Shares issued pursuant to the exercise of such Metcash Option. The compulsory acquisition must be at a fair value for the Metcash Options in the opinion of an independent expert approved by ASIC but there is no guarantee that this amount will exceed the value of the Newco Options to be issued under the Metcash Option Scheme.

5.3 Relationship between the Metcash Share Scheme and the Metcash Option Scheme

The Metcash Option Scheme is conditional on the Metcash Share Scheme being approved by eligible Shareholders and the Court. Therefore, if the Metcash Share Scheme does not become Effective, the Metcash Option Scheme will not become Effective. However, the Metcash Share Scheme is not conditional on the success of the Metcash Option Scheme so that it could become Effective even if the Metcash Option Scheme does not become Effective.

5.4 The Metoz Scheme

The Metcash Schemes are conditional on the Metoz Scheme becoming Effective. Pursuant to the Metoz Scheme, Metoz Holdings shareholders will receive the Metoz Consideration.

Metoz Holdings Shareholders will carry full exchange rate risk in relation to the South African Rand payment finally received in consideration for their shares in Metoz. The Metoz Consideration will be paid to such shareholders in South African Rand.

In order for the Scheme to become Effective, the Metoz Scheme will, amongst other things, need to be approved by shareholders representing at least 75% of the Metoz Holdings shareholders present and voting at the Scheme Meeting and will also need to be sanctioned by the High Court of South Africa.

On 3 December 2004, the two largest Metoz Holdings Shareholders: RMB Asset Management (Pty) Limited (**RMB**), and STANLIB Asset Management Limited (**STANLIB**), who at that date collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz Holdings, provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz Holdings as may be necessary to implement the Metoz Scheme. These undertakings will fall away on receipt by Metoz Holdings or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz Holdings as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for a client which terminates the mandate to STANLIB or RMB as asset managers prior to completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz Holdings to which the undertakings could apply is 36.5%.

Since the Announcement, STANLIB has sold approximately 71 million Metoz shares. Hence RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued ordinary shares in Metoz Holdings.

Further details of the Metoz Scheme are set out in Section 8.4 of this Scheme Booklet.



5.5 Key steps for implementation of the Schemes

If the Metcash Schemes and Metoz Scheme are implemented, Scheme Shareholders will become shareholders in Newco, and Scheme Optionholders will become holders of options in Newco. Newco is proposed to be listed on the ASX and will own 100% of Metcash Shares.

However, before the Metcash Schemes can become Effective:

- the Metcash Share Scheme must be approved by the requisite majorities of the Shareholders attending and voting (either in person or by proxy) at the Metcash Share Scheme Meeting to be held on 22 March 2005 in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 commencing at 2:00 pm;
- the Metcash Option Scheme must be approved by the requisite majorities of the Optionholders attending and voting (either in person or by proxy) at the Metcash Option Scheme Meeting to be held on 22 March 2005 in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000; or as soon after that time as the Metcash Share Scheme Meeting concludes or is adjourned. However, the Share Scheme can be implemented regardless of the outcome of the Option Scheme;
- the Resolutions must be passed by the requisite majorities of the Shareholders attending and voting (either in person or by proxy) at the Extraordinary General Meeting to be held on 22 March 2005 in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney NSW 2000 or as soon after that time as the Scheme Meetings are concluded or adjourned;
- the Court must approve the Metcash Share Scheme and, with respect to the Metcash Option Scheme only, the Court must also approve the Metcash Option Scheme; and
- the Metoz Scheme must have been approved by the requisite majority of Metoz Holdings shareholders, the High Court of South Africa and be deemed to be effective under the South African Companies Act No 61 of 1973.

The Metcash Schemes are subject to certain other conditions, which are described in Section 9 of this Scheme Booklet.

After satisfaction of the conditions referred to above, the final step required for the Metcash Schemes to become Effective is for an office copy of the court orders approving the Metcash Schemes to be lodged with ASIC. Details of the other steps which must be taken to implement the Metcash Schemes are set out in Section 9 of this Scheme Booklet.

The date of determining entitlement under or in connection with the Metcash Schemes will be the Record Date (expected to be on or around 15 April 2005). Metcash expects that the Metcash Schemes, if approved, will take effect on or around 7 April 2005 (which is the expected Effective Date).

5.6 No brokerage or stamp duty

Scheme Shareholders and Scheme Optionholders will not have to pay any brokerage or stamp duty in connection with the Metcash Schemes.

6 Information about Metcash

6.1 Overview of the Australian grocery market

The Australian food and liquor retailing market (in a traditional "supermarket" context) consists of chain stores, the two largest of which are Coles and Woolworths, and independent operators.

The market consists of:

- retail "chain" operations trading as supermarkets, liquor outlets and convenience stores. These include Woolworths, Coles, Franklins, Aldi and Action Stores;
- independent retailers some of which operate under a banner name or brand name including IGA and Foodworks;
- wholesalers (including Metcash) who supply independent retailers with groceries, liquor and other goods; and
- wholesalers who supply groceries to independent retailers as well as their own owned and operated chain stores. Foodland is the only organisation that operates in this manner in Australia.

Of the total independent retail grocery market, Metcash supplies a clear majority of stores on the eastern seaboard of Australia and in South Australia.

Coles and Woolworths each operate their own warehouse operations supplying their own stores.

Estimated National Grocery Market share


Other 3%
Franklins 2%
Foodland 5%
Metcash 13%
Coles & Woolworths 77%

Source: AC Nielsen


MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION


CellarbratiOns

6.2 Metcash overview

(a) Introduction

Metcash is a leading marketing and distribution company operating in the grocery and liquor industries in Australia and also in the New Zealand liquor market. The company operates through three business pillars:

- IGA Distribution (**IGA**) is Australia's largest grocery wholesaler operating on the eastern seaboard of Australia and in South Australia and provides specialist marketing and distribution services to independent grocery retailers;
- Australian Liquor Marketers (**ALM**) is the largest broad range liquor wholesaler in Australia and New Zealand, supplying independent licensed liquor retailers, hotels and restaurants; and
- Campbells Cash & Carry (**CCC**) is a wholesale distributor of groceries, liquor and confectionery to the convenience retail sector.

In Metcash's selected markets as distributors and marketers of groceries and liquor to independent retailers, the businesses complement each other. IGA and ALM deliver groceries and liquor respectively by pallet loads from major distribution centres and CCC focuses on the convenience market segments, supplying similar products but in smaller volume orders.

Metcash Operational Structure


Metcash (FY04)
• Sales: A$7.2bn
IGA Distribution
• Sales
- of which 1,052 are IGA bannered stores
ALM
• Sales: A$2.2bn
• 13,000 hotels, liquor stores and restaturants
CCC
• Sales: A$1.0bn
• Convenience stores
• Petrol stations
• 80,000 customers

(b) History of Metcash

Metcash, formerly known as Davids Limited, was founded in 1927 by Mr Joe David. In 1998, the South African group Metoz Holdings (formerly Metro Cash and Carry Limited) acquired a 76% stake in Davids Limited. The company had incurred a loss in the year prior to acquisition of $240 million after tax with the write-off of $266 million of abnormal items. Following the acquisition, new management was appointed and the company implemented a focused restructuring plan to return the company to profitability. Substantial assistance was provided by Metoz in providing new management, rebuilding IT systems, developing merchandising strategies and verifying the integrity of financial systems. As part of the restructuring the company sold to its customers, or closed, its company-owned retail stores to focus on wholesaling, reduced the number of store banners to enable a more focused marketing approach and regained the support of customers and suppliers.

The key "turnaround" strategies included:

- adopting the principle of not competing with its retail customers;
- rebuilding supplier relationships;
- becoming a low cost distributor;
- developing strong retail brands and marketing programs;

- focusing on wholesale distribution and supporting independent retailers;
- building a strong team of competent and motivated people;
- promoting Metcash's image as the "Champion of the Independent Retailer"; and
- building a national network of wholesale warehouses to supply and support independent liquor, grocery and convenience customers.

In April 2001, Metcash managed the acquisition by its customers of 120 Franklins supermarket stores and the conversion of the stores into IGA stores. Metcash also sold its loss making John Lewis Food Service unit to focus on its core wholesaling businesses.

6.3 Metcash's operations

(a) IGA

IGA is the main grocery wholesaler for independent supermarkets in South Australia and on the eastern seaboard of Australia. IGA operates eight strategically situated distribution centres which carry approximately 21,000 stock keeping units serving the dry grocery, chilled, frozen and general merchandise requirements of approximately 4,500 independent retailer grocery accounts. These independent retailers stores have a national market share of approximately 13.3%.[4]

IGA is an internationally recognised supermarket brand currently trading in 38 countries worldwide. Metcash has developed the IGA brand significantly over the last 5 years. The brand is sublicensed to independent supermarket operators who meet minimum entry criteria and standards. Metcash has exclusive rights to use the IGA brand in the areas in which IGA Distribution operates in Australia.

Metcash provides marketing programs and retail services to build the IGA brand and independent IGA businesses.

The IGA brand has successfully been marketed through three channels of operation to suit the consumer demographic and target market that the stores serve. These are:

Super IGA	280 stores
IGA and IGA Everyday	472 stores
IGA X-press and Friendly Grocer IGA/Other	300 stores
Total IGA Stores	**1,052 stores**

Metcash's second largest banner customer is Foodworks, which recently merged with another Metcash customer, Australian United Retailers. Foodworks operates 687 stores in Queensland, Victoria, New South Wales, Tasmania and Western Australia (under brand licence).

IGA has developed strategic relationships with major multi-store customers to secure long term supply contracts and assist them in growing their store networks. Metcash provides a comprehensive range of support services to these independent retailers. These services include retail systems support, in-store training, and a range of specialist personnel. Metcash service teams are an integral part of the growth and future development of independent businesses.

Metcash remains innovative and competitive. Recent initiatives include the:

- **launch of a competitive petrol offer:** consumers can buy petrol at any service station, and receive the equivalent of a 4 cent per litre discount off their grocery purchases when they spend $30 or more at selected IGA stores in New South Wales and Queensland. The offer is also being extended into South Australia and Victoria;
- **expansion of the IGA network:** Metcash assists and supports strong investment by retailers in their businesses with 52 new stores, 46 major refurbishments and 22 extensions underway as at the date of this Scheme Booklet;

4 AC Nielsen.


ULTURE
UALITY STANDARDS
- Receiving

- **development of corporate brands:** these include:
  - IGA Way of Life – catering to nutritional requirements and life choices;
  - IGA Deli Shoppe – pre-packed self service range; and
  - IGA Kool – pre-packed fresh produce range.
- **implementation of voice directed order selection:** Metcash has installed voice directed "picking" into seven of its major distribution centres over the past two years and will have completed nine by April 2005. This best practice technology has driven a productivity improvement of approximately 10% across each facility and has reduced customer claims (regarding accuracy of deliveries) by approximately 70%.

(b) Australian Liquor Marketers

ALM is the leading liquor wholesaler in Australia (based on turnover), and through its wholly owned subsidiary, Tasman Liquor Company is the leading wholesaler in New Zealand (again, based on turnover). ALM operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, beer and spirit requirements of more than 13,000 licensed premises. ALM has invested heavily in improved systems and infrastructure to better serve customers and suppliers, and to become an integral part of an efficient route to market for the independent retailers.

ALM has sought to protect its customers and its own market share by implementing and encouraging banner consolidation and by working closely with both internal and external banner groups to ensure they are competitively positioned in the market. This year, Metcash successfully launched Independent Brands Australia (**IBA**), forming a strong force in independent liquor retailing. IBA manages the Cellarbrations, Liquorwise, Cheeers and Liquorforce brands. The group has successfully consolidated over 1,200 independent retailers into the following groups:

- "Cellarbrations": a high compliance, consumer-focused "Retail Brand" currently with 195 stores;
- "Cheeers": a disciplined marketing banner but with a reduced promotional program, currently with 102 stores;
- "Liquor Force": a "buying group" with 740 members having access to various promotional programs; and
- The hotel channel comprising "Liquorwise" with 128 outlets and "The Local Liquorwise" with 100 outlets.

(c) Campbells Cash and Carry

CCC operates as a specialist distributor to the $3.8 billion per annum[5] convenience store market. The business operates wholesale cash and carry warehouses across New South Wales, Victoria, Queensland, South Australia and the Northern Territory carrying 12,000 liquor, food service, grocery, dairy, frozen, confectionery and tobacco products. CCC operates 45 Cash and Carry branches, four Convenience Store Distribution outlets (**C-Store Distribution**) and six Specialist Confectionery Wholesale outlets. CCC services over 80,000 customers in the food service, liquor, convenience and confectionery markets. Key segments are:

- C-Store Distribution – which targets those customers who have larger stores, place orders electronically and require regular scheduled deliveries. C-Store Distribution has forged a reputation as a leader in the "single pick" convenience market and serves the growing corporate, and multi-site independent convenience store market;
- Lucky 7 – CCC's banner group of independently owned convenience stores in New South Wales, Victoria, South Australia, Queensland and the Northern Territory. CCC has built this banner for its smaller retail outlets. As at 31 December 2004, there were 131 Lucky 7 stores in operation; and
- The Collective Buying Group – a marketing group operating in all the markets where CCC is represented. It offers independent retailers benefits through reward programs and, specifically, assists milk bars, mixed businesses and convenience stores.

CCC's key competitive advantages are the range of products sold, the depth and location of its distribution network and cost effectiveness of its convenience store distribution system.

5 AACS – State of Industry Report 2003.

6.4 Metcash's strategy

The key objective of Metcash is to be the "Champion of the Independent Retailer". It has been a constant focal point for management and adhering to this goal is the cornerstone of the group's ongoing success. The clear intention of Metcash is not to compete with the independently owned retail stores which it supplies.

Metcash's strategy is to continue to improve internal efficiencies, drive costs down and add value to customer services. Continual investment in supply chain management, infrastructure and information technology will enable improvements in productivity, ensure customer needs are met and provide ready access to management information.

The success and prosperity of the independent grocery retailer is the key to Metcash's success. Metcash provides a comprehensive range of services to independent retailers, including retail system support on 24 hour call, in-store training and a range of specialist service personnel such as channel managers, business and fresh food managers. These service teams work with the individual retailers to grow both the brand and the individual businesses. Metcash also provides a retail development and store equipment service to assist in expanding, refurbishing or building new sites.

Metcash plans to expand its IGA distribution business through the acquisition of Foodland Australia. If the Takeover Offer for Foodland is successful, Metcash plans to divest Foodland's 82 Action Stores in Western Australia, Queensland and Northern New South Wales to independent retailers, store managers and employees and become the wholesaler to these stores. The Foodland Australia acquisition is expected to generate an additional $2.0 billion per annum in wholesale revenue for Metcash.

Metcash has previously announced ambitions of expansion offshore, referred to as the "Fourth Pillar". If Metcash is successful with its acquisition of Foodland, Metcash plans to defer any offshore acquisition until it has completely integrated Foodland's Australian business into its current operations. Any opportunities previously considered have ceased indefinitely. However, should the Takeover Offer and/or the Capital Reorganisation not take place, there are other strategies and growth opportunities that may be pursued.

6.5 Metcash's issued securities

(a) Metcash Shares

Metcash's issued capital at 12 January 2005 comprises 736,898,918 fully paid ordinary shares. This includes the ordinary shares issued under the share purchase plan (**SPP**) offered by Metcash to its shareholders in December 2004-January 2005 providing them with the opportunity to subscribe for up to 1,660 Metcash Shares per shareholder at $3.00 per share. Under the SPP, Metcash issued 6.97 million shares and raised total funds of approximately $21 million.

Metcash's significant Shareholders as at 12 January 2005 are set out below.

Name	Number of shares held	% of issued shares held
Soetensteeg 2-61 Exploitatiemaatschappij BV (a wholly owned subsidiary of Metoz)	385,332,000	52%
Lazard Asset Management	54,288,043	7%
Perennial Group	37,688,496	5%
Sub total	**477,308,539**	**65%**
Other shareholders	259,590,379	35%
Total	**736,898,918**	**100%**



(b) Optionholders

As at 12 January 2005, the number of Metcash Options outstanding was 16,344,120 or 2.2% of issued capital. Details of the Optionholders holding more than 5% of the Metcash Options are set out below.

Optionholder Name 12-01-2005	Metcash Options at Options Outstanding	% of Metcash
Michael Jablonski	850,000	5%
Edwin Jankelowitz	850,000	5%
Bernard Hale	850,000	5%

6.6 Metcash's Directors

Carlos S. dos Santos CA(SA)
Position: Non-Executive Chairman of Metcash
Date of appointment: 4 May 1998
Other Positions: Member of the Remuneration and Nomination Committee
History: Mr Carlos dos Santos, a Chartered Accountant, is the Chief Executive of Metoz Holdings. He has had 34 years industry experience.

A.E. (Ted) Harris, AC F, Inst, D, FAIM, FAICD
Position: Non-Executive Deputy Chairman of Metcash
Date of appointment: 28 March 1994
Other Positions: Chairman of the Remuneration and Nomination Committee
History: Mr Ted Harris served as Managing Director and Chief Executive Officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Since 1987 he has served as Chairman or a Director of a number of public companies and government bodies. Currently Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Thakral Holdings, Australian Radio Network and St. Vincent's Clinic Foundation. He is Deputy Chairman of APN News & Media and a member of the International Advisory Board of Independent News & Media PLC, Ireland. He is a former Commissioner of the ABC and former Chairman of the Australian Sports Commission and Institute of Sport from 1984 to 1994. He was a member of the Executive Board of the Sydney Olympics Bid Company. He is a Life Governor of the Melanoma Foundation.

Andrew Reitzer B Comm MBL
Position: Chief Executive Officer of Metcash
Date of appointment: 4 May 1998
Other Positions: N/A
History: Mr Andrew Reitzer has 26 years experience in the retail/wholesale FMCG industry. He had 20 years experience with Metoz Holdings, before joining Metcash. Previous positions at Metoz Holdings include Group Operations Director, head of operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions of Metoz. Mr Reitzer is a director of Metoz Holdings.

Peter L. Barnes MBA (Melbourne), B Commerce (Hons)
Position: Non-Executive Director
Date of appointment: 12 November 1999
Other Positions: Member of the Audit Risk and Compliance Committee, Member of the Remuneration and Nomination Committee
History: Mr Peter Barnes is a director of News Corporation and Ansell Limited and Chairman of Samuel Smith & Sons Pty Ltd, Yalumba Wines. Mr Barnes was formerly an executive with Philip Morris International Inc holding several senior management positions in Australia and overseas including Managing Director of Lindeman Holdings Ltd and President Asia Region based in Hong Kong. He was formerly the President of The Winemakers Federation of Australia.

Bernard J. Hale B Th (Canada)
Position: Executive Director, Chief Information Officer
Date of appointment: 8 November 2000
Other Positions: N/A
History: Mr Bernard Hale was formerly a director of Metoz Holdings of South Africa. Mr Hale has 29 years of IT industry experience, 23 of which have been within the Metoz organisation. Previous positions held in Metoz include IT Operations Director, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash on 1 December 2002. Prior to being appointed to his current role he served as a Non-Executive Director of Metcash.

Michael Jablonski
Position: Executive Director, Group Merchandise Director
Date of appointment: 4 May 1998
Other Positions: N/A
History: Mr Michael Jablonski has 32 years experience in the food industry. Previous positions include: Merchandise Executive-Foods of OK Bazaars (1984), Merchandise and Marketing Director of Score Food Holdings Ltd (1987-1991), Deputy Group Merchandise Director of Metoz Holdings (1992-1996) Director of Distribution and Retail Development of Metoz Holdings (1996-1998). Since 1998, Mr Jablonski has been the Group Merchandise Director of Metcash and he is responsible for the Group's merchandise, supplier relationships and the income derived therefrom.

Edwin Jankelowitz B Comm CA (SA)
Position: Finance Director
Date of appointment: 22 May 1998
Other Positions: N/A
History: Mr Edwin Jankelowitz qualified as a Chartered Accountant in South Africa in 1966. From July 1967 to November 1979 he worked with Adcock Ingram Ltd in the Head Office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983 he worked as a consultant in business management and tax. From there he moved to Caxton Ltd where he worked as Finance Director, then Managing Director and Chairman for the period 1983 to 1997. He has acted as chairman of other publicly quoted companies. Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977-1997).

UOR MARKETERS, IGA DISTRIBUTION



Lou Jardin
Position: Executive Director, CEO IGA Distribution
Date of appointment: 24 May 2002
Other Positions: N/A
History: Mr Lou Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles-Myer for 11 years before joining Metcash in 1997 as the national manager of company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

Richard A Longes BA (Sydney), LLB (Sydney), MBA (UNSW)
Position: Non-Executive Director, Solicitor (non-practising)
Date of appointment: 4 January 2000
Other Positions: Chairman of the Audit Risk and Compliance Committee
History: Mr Richard Longes has been a director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Deputy Chairman of Lend Lease Corporation Limited and a director of Boral Limited, the National Institute of Dramatic Art and Bangarra Dance Company. Mr Longes is an Executive Director of Investec Bank (Australia) Limited and was formerly a partner at Freehill Hollingdale & Page solicitors.

V. Dudley Rubin CA (SA), H Dip BDP, MBA
Position: Non-Executive Director
Date of appointment: 4 May 1998
Other Positions: Member of the Audit Risk and Compliance Committee
History: Mr Dudley Rubin has been Group Finance Director of Metoz Holdings since 1991, with 21 years experience in the industry. He was originally involved with Score Food Holdings Ltd from 1979, prior to that company acquiring control of Metoz Holdings in 1991. Mr Rubin practised as a registered accountant and auditor for some 15 years after qualifying and has served on the boards of a number of listed companies.

Michael Wesslink B.Sc. (Chem. Eng.) Syd, MBA (UNSW)
Position: Executive Director, CEO Australian Liquor Marketers
Date of appointment: 24 May 2002
Other Positions: N/A

History: Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing Asia, in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

6.7 Metcash's management

Andrew Reitzer
Position: CEO of Metcash
History: Refer to Section 6.6.

Ken Bean
Position: Chief Executive, Group Logistics and Corporate Development
History: Mr Ken Bean has over 30 years experience in the retail and wholesale industry. Previously he was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Mr Bean has also held senior roles in corporate development as well as finance and administration. He also has significant industrial property development experience and currently is Chairman of the Supply Chain Advisory Board to the Logistics Association of Australia.

Peter Dubbelman
Position: CEO Campbells Cash and Carry
History: Mr Peter Dubbelman was appointed CEO of Campbells and C-Store Distribution in June 1998. He has over 20 years experience in FMCG distribution at the wholesale level, primarily in multi-site general management and operations. Mr Dubbelman has successfully initiated major growth of the wholesale business through the establishment of an effective network of Campbells and C-Store Distribution warehouses which service the hospitality, liquor and convenience sectors in Australia.

Bernard J Hale
Position: Executive Director
History: Refer to Section 6.6.

Michael Jablonski
Position: Group Merchandise Director
History: Refer to Section 6.6.

Edwin Jankelowitz
Position: Finance Director
History: Refer to Section 6.6.

Lou Jardin
Position: CEO IGA Distribution
History: Refer to Section 6.6.

David Johnston
Position: Chief Human Resources Officer
History: Mr David Johnston joined Metcash in December 2001. He has had 26 years experience in human resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at Senior Executive level. He has designed and implemented successful programs in executive development and brought about major culture change initiatives at a national and international level.

John Randall
Position: Company Secretary
History: Mr John Randall joined Metcash in 1997, initially on a contract basis. He was previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited, President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board member of CPA Australia. He was also appointed as a director of Newco in December 2004.

Michael Wesslink
Position: CEO Australian Liquor Marketers
History: Refer to Section 6.6.



7 Information about Newco

7.1 Background

(a) Corporate overview

Newco was incorporated on 3 December 2004 and its only shareholder is M & GM Investments Pty Ltd (**M & GM**), which holds one share in Newco and is unrelated to Metcash and controlled by an executive of Deutsche Bank.

If the Metcash Share Scheme becomes Effective, M & GM will continue to hold one Newco Share.

Since its incorporation, Newco has not carried on any other business or activity and has no material assets or liabilities.

The principal activity and purpose of Newco is to acquire the entire issued share capital of Metoz Holdings by way of the Metoz Scheme and the stake in Metcash held by Non-Metoz Shareholders via the Metcash Share Scheme. In addition, Newco will issue the Newco Options in consideration for the cancellation of existing Metcash Options.

(b) Current directors

The directors of Newco as at the date of this Scheme Booklet are:

John Randall
Position: Director
History: Mr Randall became a director of Newco in December 2004. Mr Randall is also currently the Company Secretary of Metcash, having joined Metcash in 1997, initially on a contract basis. Previously he was Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited. Mr Randall is also President of the Accounting Foundation, University of Sydney, and formerly National President of the Group of 100 and NSW President and National Board member of CPA Australia.

Mike Roche
Position: Director
History: Mr Roche became a director of Newco in December 2004. Mr Roche is a Managing Director of Deutsche Bank and Co-Head of Capital Advisory and Debt Products in Australia and New Zealand. Prior to joining Deutsche Bank in 1993, Mr Roche was a director of ANZ Capel Court and prior to this an Actuary with National Mutual. He has over 20 years of corporate finance experience.

Paul Kaplan
Position: Director
History: Mr Kaplan became a director of Newco in January 2005. Mr Kaplan is a director of Momentum Corporate Pty Limited, a boutique investment bank based in Sydney. Mr Kaplan is a member of the Institute of Chartered Accountants in Australia. Prior to joining Momentum Corporate in 2003, Mr Kaplan worked with Arthur Andersen and Brait Limited (a listed investment bank) as well as being a Director and Chief Operating Officer of Global Micro Solutions Pty Limited, a technology services firm.

7.2 Intentions regarding Metcash and the Takeover Offer

(a) Intentions upon the Schemes becoming Effective

In the event that the Metcash Share Scheme becomes Effective, Newco will (directly or indirectly) own all of the issued ordinary share capital in Metcash.

Wherever this Scheme Booklet refers to Newco's intentions following the Capital Reorganisation becoming Effective, this should be taken to mean the intentions of the Newco Board as it will be constituted immediately after the implementation of the Capital Reorganisation i.e. when the Newco Board will comprise the existing members of the Metcash Board.

Newco has the following intentions should the Metcash Share Scheme becomes Effective:

- immediately following the implementation of the Metcash Share Scheme the current Metcash Board of Directors will be appointed to the Newco Board, and the Newco directors listed above will resign;
- Newco will be renamed Metcash Limited and will seek to list on the ASX. Newco is simply a holding vehicle for Metcash (which is already listed) and hence approval for admission is expected to be forthcoming;
- subject to its intentions regarding Foodland Australia, Newco intends to continue to operate the Metcash businesses in a manner consistent with past practice; and
- Newco intends to undertake the Post-Scheme Restructuring which will result in Newco directly owning 100% of the ordinary shares in Metcash. Further details of the Post-Scheme Restructuring are set out in Section 9.7 of this Scheme Booklet.

These statements of intention are based on the information concerning Metcash, its business and the general business environment which is known to Newco at the time of preparation of this Scheme Booklet. Final decisions will only be reached by Newco in light of additional knowledge through exposure to the business and material information and circumstances at the relevant time. Accordingly, the statements set out in this Section 7.2 are statements of current intention only which may change as new information becomes available or circumstances change.

(b) Intentions in relation to the Takeover Offer

With respect to the Takeover Offer, if the Metcash Share Scheme becomes Effective, Newco intends to enter into a deed poll in favour of the Foodland Shareholders who take-up Metcash A Shares. The deed poll will bind Newco into the mechanism for the exchange of Metcash A Shares for Newco Shares. If the Metcash Share Scheme becomes Effective, Newco will own (directly or indirectly) 100% of the ordinary shares in Metcash. Newco intends to vote all shares controlled by it in favour of the resolution of Metcash required to effect the transfer of Foodland New Zealand to Foodland Shareholders. (Refer to Section 10 for additional information on the Takeover Offer.)

With respect to the acquisition of Foodland, Newco's intentions will be identical to those of Metcash had Newco acquired Foodland directly. Further information on Metcash's intentions with respect to Foodland are contained in Section 10.4.

7.3 Other material information

(a) Dividend policy

If the Metcash Share Scheme becomes Effective, Newco will employ a dividend policy that is broadly consistent with Metcash's current policy.

(b) Newco dividend reinvestment plan

Newco plans to establish a dividend reinvestment plan (**DRP**), which would be fully underwritten in relation to interim and final dividends paid with respect to the years ending 30 April 2006, 30 April 2007 and 30 April 2008. It is currently a condition of the Syndicated Facility that the underwritten DRP be established. If that condition does not subsist, or is waived, the directors may decide not to establish, or to cancel or suspend, the DRP.



The DRP will provide shareholders with a choice of reinvesting dividends paid on Newco Shares rather than receiving such dividends in cash. Participation in the DRP will be optional and open to all holders of Newco Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The Newco Board may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of Newco's constitution or may be contrary to any law.

Under the DRP:

- shareholders will be able to participate in the DRP in respect of some or all of their shares;
- the Newco Board will determine with respect to the DRP for any dividend whether to issue new Newco Shares or to cause a transfer of existing Newco Shares to participants, or to effect a combination of both;
- for interim and final dividends paid for the period up to 30 April 2008, Newco Shares issued to participants under the DRP will be issued at a discount to the volume weighted average market price of Newco Shares in a period commencing on or after the record date for any dividend and concluding prior to the dividend payment date;
- for Newco shareholders participating in the DRP, dividends paid will be credited to a DRP account (consistent with the level of participation in the DRP) from which monies will be applied in subscribing for or acquiring additional Newco Shares; and
- no brokerage will be payable in respect of Newco Shares acquired under the DRP.

Newco will enter into an underwriting agreement with Deutsche Bank in respect of the DRP pursuant to which Deutsche Bank has agreed to underwrite 100% of the amount of any interim and final dividends paid up to 30 April 2008 (the **Underwriting Agreement**).

(c) Disclosure of benefits

Except as disclosed elsewhere in this Scheme Booklet, during the period of four months before the date of this Scheme Booklet, neither Newco nor any of its associates gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

- vote in favour of the Metcash Share Scheme or the Metcash Option Scheme; or
- dispose of Metcash Shares or Metcash Options,

and which is not offered to all Shareholders or Optionholders.

(d) Rights attached to Newco Shares

The constitution of Newco is identical to the constitution of Metcash (save in relation to the rights of Metcash A Shares and NZ Shares and amendments that have been made to reflect changes to the law). The rights attaching to Newco Shares are as summarised in Part 4 of Annexure A.

8 Information about Metoz Holdings

8.1 Corporate overview

Metoz Holdings Limited (**Metoz Holdings**) (formerly Metro Cash and Carry Limited) was incorporated in South Africa in 1946. Its shares are listed on the Johannesburg Stock Exchange and had a market capitalisation of R4.9 billion ($1.1 billion) based on Metoz's 12 January 2005 close price.

In past years, Metoz has been involved in grocery and liquor wholesaling and retailing in Africa, Asia, Australasia, Europe and North America. More recently, its activities have been focussed on Africa, the Far and Middle East and Australasia. Metoz's African and Far and Middle Eastern operations were operated by its wholly owned subsidiary, Metcash Trading Limited (**Metrade**), a South African incorporated company, whilst Metoz's Australasian operations were held through its majority interest in Metcash. This interest arose from Metoz's acquisition of a majority holding in Davids Limited in 1998. Davids Limited was subsequently renamed "Metcash Trading Limited" in 2000.

On 6 October 2004, a consortium, consisting of existing management, two financial institutions and a Black Economic Empowerment group (the **Consortium**), acquired the entire issued share capital of Metrade and other material assets from Metoz Holdings, except for its interest in Metcash and a bank loan under a Consortium Facility Agreement. The result of this transaction was that Metoz's sole remaining material asset is its interest in Metcash.

8.2 Board of directors

The board of directors of Metoz Holdings consists of the following:

- Dr Frederik Van Zyl Slabbert – Chairman
- Carlos S. dos Santos – CEO*
- John Grainger – Non Executive Director
- Brian Joseph – Non Executive Director
- Shepherd Shonhiwa – Non Executive Director
- V. Dudley Rubin – CFO*
- Roy McAlpine – Non Executive Director
- Gavin Pieterse – Non Executive Director
- Gerald Rubenstein – Non Executive Director
- Charles Turner – Non Executive Director
- Andrew Reitzer – Executive Director*
- Ronnie Taurog – Non Executive Director

*Note: * means the director also sits on the Metcash Board of Directors.*



8.3 Foodland's approach to Metoz

Over the course of the last two years the Metcash Board and management have been reviewing a number of strategic growth options, both domestically and in line with the company's previously announced desire for a fourth business pillar offshore. Consistent with this, one of the initiatives actively reviewed over the last 12 months has been the acquisition of Foodland's Australian assets.

Metcash is aware that Foodland has previously approached certain Metoz Holdings Shareholders with a highly conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for $3.30 cash per share.

Although Foodland did not directly approach Metcash, the Metcash Board carefully considered the highly conditional and incomplete proposal which included, amongst many other conditions, a request for due diligence. The Metcash Board, in conjunction with its advisers, assessed the highly conditional and incomplete proposal on the basis of price and conditionality against its completion prospects and value, relative to other options available to Metcash Shareholders. The Metcash Board concluded that the Foodland proposal was incomplete, highly conditional and less attractive than other options, including the Capital Reorganisation and Takeover Offer, and that providing a major competitor with commercially sensitive information would be potentially damaging to Metcash, particularly in the event Foodland did not proceed to make any offer or, if made, the offer did not succeed.

8.4 The Metoz Scheme

(a) Offer to Metoz Holdings and undertakings from certain shareholders

(1) On 5 December 2004, Newco made an offer to Metoz Holdings to acquire all of the issued shares in the capital of Metoz, such offer to be implemented by way of a scheme of arrangement to be proposed by Newco between Metoz Holdings and its shareholders.

In a Metoz Holdings announcement to its shareholders on 6 December 2004, the Metoz Holdings board stated that it supports the Capital Reorganisation in principle, subject to confirmation of funding. The Metoz Holdings board has also appointed an independent adviser, Investec Bank Limited, South Africa, to opine on whether the terms and conditions of the offer are fair and reasonable.

(2) On 3 December 2004, the two largest Metoz Holdings Shareholders: RMB and STANLIB , who at that date collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz Holdings , provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz Holdings as may be necessary to implement the Metoz Scheme. These undertakings will fall away on receipt by Metoz Holdings or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz Holdings as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for a client which terminates the mandate to STANLIB or RMB as asset managers prior to the completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz Holdings to which the undertakings could apply is 36.5%.

Since the Announcement, STANLIB has sold approximately 71 million Metoz shares. Hence RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued ordinary shares in Metoz Holdings.

It is anticipated that the Metoz Holdings board will announce a firm intention to proceed with the Metoz Scheme in February 2005.

(b) Proposal

Under the Metoz Scheme, Newco will pay to Metoz shareholders the Rand equivalent of $0.6015 per Metoz share held.

The Metoz Consideration will be paid to such shareholders in South African Rand.

(c) Relationship between the Metoz Scheme and the Metcash Schemes

In order for the Capital Reorganisation to be implemented, both the Metoz Scheme and the Metcash Share Scheme need to be successful. Accordingly:

- the Metcash Schemes are conditional on the Metoz Scheme becoming Effective; and
- the Metoz Scheme is conditional on the approval of the Metcash Share Scheme by the requisite majorities of Scheme Shareholders and by the Court, as described in Section 9.3. The Metcash Share Scheme may proceed without the Metcash Option Scheme and accordingly, the Metoz Scheme is not conditional on the success of the Metcash Option Scheme.

It is intended that the Metoz Scheme will become Effective (by way of lodgement of the order of the High Court of South Africa sanctioning the Metoz Scheme with the South African Registrar of Companies) shortly before the Metcash Share Scheme becomes Effective (by way of the lodgement of the court order approving the Metcash Share Scheme with ASIC).

(d) Key steps for implementation of the Metoz Scheme

If the Metoz Scheme is successful, existing shareholders in Metoz Holdings will receive the cash consideration for their shares and Metoz Holdings will become a wholly owned subsidiary of Newco. Metoz Holdings will then apply for termination of the listing of its shares on the Johannesburg Stock Exchange.

However, before the Metoz Scheme can become Effective:

- the Metoz Scheme must be approved by a majority representing at least 75% of the votes exercisable by eligible Metoz Holdings Shareholders present and voting at the Metoz Scheme Meeting, either in person or by proxy;
- there having been no material adverse change with regard to the business, continued existence, assets, revenues or financial position of Metoz Holdings (other than Metcash) as at the business day one day before the date on which the application for the sanctioning of the Metoz Scheme by the High Court of South Africa is lodged;
- the Metoz Scheme must be sanctioned by the High Court of South Africa;
- the Metcash Share Scheme must be approved by the requisite majorities of Scheme Shareholders and the Court; and
- the South African Registrar of Companies must register a certified copy of the Order of the High Court of South Africa sanctioning the Metoz Scheme in accordance with section 311 of the South African Companies Act No. 61 of 1973.

The High Court of South Africa has a discretion to refuse to grant the order approving the Metoz Scheme even if the Metoz Scheme is approved by the requisite majority of eligible shareholders.

8.5 Potential risks arising from the implementation of the Metoz Scheme

If the Capital Reorganisation is Effective, Metoz Holdings will form part of the Newco group. As referred to above, Metoz Holdings' only material asset is its shareholding in Metcash.

The following potential risks may arise in connection with the acquisition of Metoz Holdings pursuant to the Metoz Scheme:

- **Contingent liability on warranties in African Sale Agreement**

As set out in Section 8.1, on 6 October 2004, the Consortium acquired all of Metoz's material assets and liabilities, other than the shareholding in Metcash and a bank loan under the Consortium Facility Agreement.

The sale agreement for this transaction (the **African Sale Agreement**) contained a number of warranties given by Metoz Holdings concerning Metrade and the operations being sold. However, no limitations were included in the agreement with regard to the amounts which can be claimed for a breach of warranty or the period within which any claims for breach of warranty can be brought.


IGA

If the Consortium makes a warranty claim in regard to the businesses acquired, Metoz Holdings may be liable for the full amount of the loss which the Consortium can prove that it suffered. Further, the time limit for bringing warranty claims is the statutory time limit of three years, which will only run from the date on which the Consortium becomes, or ought reasonably to have become, aware of the facts leading to the breach of warranty.

Accordingly, Metoz Holdings will have an unquantified contingent liability with respect to any such warranty claims for a potentially indefinite period. However, Metoz Holdings has received a letter from the purchaser under the African Sale Agreement confirming that, as at 19 January 2005:

- no issues have arisen in terms of the warranties in the African Sale Agreement (other than a contract dispute that Metoz does not consider to be material); and
- the purchaser is not aware of any other facts or circumstances which may give rise to any other claims in terms of such warranties.

In addition, the African Sale Agreement includes a non-compete covenant under which Metoz Holdings agreed not to carry on a business associated with the distribution of groceries or other fast moving consumer goods for 10 years in Africa, Madagascar, the Seychelles or Mauritius.

Newco intends to liquidate Metoz Holdings following the Post-Scheme Restructuring.

- **Consortium Facility Agreement**

The only external financing arrangement in place in relation to Metoz is a Consortium Facility Agreement provided by ANZ, HSBC Bank Australia Limited and Standard Bank London (the **Banks**) on 1 May 2003. The amount outstanding under the facility as at 31 January 2005 was $83 million. Certain key terms of the Consortium Facility Agreement are summarised below:

- The facility must be repaid in full no later than 1 May 2006. Soetensteeg (the borrower under the facility) is required to repay the following amounts on the following dates:

31 July 2005	$15 million
31 January 2006	$14 million

- Metoz Holdings and certain of its subsidiaries jointly and severally guarantee the performance of Soetensteeg under the facility.
- Soetensteeg warrants that it will remain at all times the legal and beneficial owner of at least 51% of the ordinary shares and voting rights in the capital of Metcash and Soetensteeg must remain a wholly owned subsidiary of Metoz Holdings.
- Certain other warranties are contained in the Consortium Facility Agreement including as to the ownership by Metoz Holdings of its subsidiaries.
- The facility is secured, amongst other things, against the shares in Metcash held by Soetensteeg.

The proposed Post-Scheme Restructuring may require certain consents or waivers to be obtained under the Consortium Facility Agreement. With regard to the issues set out above, Newco intends to pay the debt and other liabilities of Metoz Holdings (including repaying the amounts due under the Consortium Facility Agreement) using the second interim dividend paid to Metoz and funds paid by Newco to Metoz following the Schemes becoming Effective.

- **Potential cost implications**

The Metoz Scheme is not expected to involve any material costs, but certain of the tax issues involved are complex and the relevant rules may be open to interpretation. The Directors have received advice that the better view is that there should be no tax liability in relation to the Metoz Scheme. However, there is a possibility that a liability may arise and in these circumstances, the Directors have been advised that such a liability will not exceed $47 million.

8.6 Exchange control issues

Under the Listing Requirements of the Johannesburg Stock Exchange, the Metoz Scheme will need to be approved by the Exchange Control Department of the South African Reserve Bank.

9 Metcash Schemes in detail

9.1 Details of the Metcash Schemes

This Scheme Booklet has been prepared pursuant to section 412(1) of the Corporations Act to explain the effect of the Metcash Schemes between Metcash and the Scheme Participants to be considered at the Scheme Meetings. The Metcash Share Scheme is included at Section 20 of this Scheme Booklet and the Metcash Option Scheme is included at Section 21 of this Scheme Booklet.

This Scheme Booklet also sets out information which is relevant to the Resolutions to be considered at the Extraordinary General Meeting.

9.2 Steps for implementing the Metcash Schemes

To implement the Metcash Schemes, the steps set out below have been, or must be, taken:

- Metcash and Newco entered into the Implementation Agreement on 3 February 2005 in relation to the Metcash Schemes.
- Newco has executed a Deed Poll in favour of each Scheme Participant. Under the Deed Poll, Newco undertakes to perform certain obligations under the Implementation Agreement and the Metcash Schemes including the issue of the consideration under the Metcash Schemes.
- On 11 February 2005, the Court ordered that Metcash convene:
  - the Metcash Share Scheme Meeting on 22 March 2005 for the purpose of considering, and if thought fit approving, the Metcash Share Scheme; and
  - the Metcash Option Scheme Meeting on 22 March 2005 for the purpose of considering, and if thought fit approving, the Metcash Option Scheme.
- Metcash has also convened an Extraordinary General Meeting on 22 March 2005, at which it will seek approval for the Resolutions (see Section 14 of this Scheme Booklet for details of the Resolutions).
- At the Scheme Meetings and the Extraordinary General Meeting, eligible Shareholders and Optionholders will be asked to consider, and if thought fit, pass the Resolutions and resolutions approving the Metcash Share Scheme and the Metcash Option Scheme.
- If:
  - the Metcash Share Scheme is approved by the requisite majorities (please see Section 9.4 below) of Shareholders voting at the Metcash Share Scheme Meeting;
  - in the case of the Metcash Option Scheme only, the Metcash Option Scheme is approved by the requisite majorities (please see Section 9.4 below) of Optionholders voting at the Metcash Option Scheme Meeting;
  - all of the conditions contained in clause 3.1 of the Implementation Agreement (**Conditions**) (other than approval by the Court) including the passing of the Resolutions to be put to the Extraordinary General Meeting by such majority as is set out respectively for each such Resolution in the Notice of Extraordinary General Meeting), are satisfied or, where possible, waived; and
  - the Implementation Agreement has not been terminated,

  on or before the dates specified for such steps under the Implementation Agreement, then Metcash will apply to the Court for orders approving the Metcash Schemes. The Court has a discretion to refuse to grant the orders approving the Metcash Schemes, even if the Metcash Schemes are approved by the requisite majorities of eligible Shareholders and Optionholders. The South African High Court has a similar discretion with respect to the approval of the Metoz Scheme.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



The key dates with regard to the implementation of the Metcash Schemes include:

- the **Effective Date of each Metcash Scheme** which is the date on which the Court order approving the Metcash Scheme takes effect by way of lodgement with ASIC;
- the **Record Date** is the date on which the Register or the Option Register (as relevant) is examined to determine who is entitled to participate in the Metcash Share Scheme or the Metcash Option Scheme; and
- the **Implementation Date** which is the date on which:
  - the Metcash Shares held by Scheme Shareholders will be transferred to Newco and the Newco Shares will be issued to Scheme Shareholders as consideration; and
  - the Metcash Options held by Scheme Optionholders will be cancelled and the Newco Options will be issued to Scheme Optionholders as consideration.

If the Court orders referred to above are obtained and the Conditions are satisfied or waived, then Metcash and Newco will take or procure the taking of the steps required to implement the Metcash Share Scheme and Metcash Option Scheme, namely:

- Metcash will lodge with ASIC an office copy of the Court orders under section 411 of the Corporations Act approving the Metcash Share Scheme and Metcash Option Scheme; and
- on the Implementation Date:
  - in consideration for the transfer of the Metcash Shares to Newco, Newco will issue Newco Shares to each Scheme Shareholder (or to a nominee on behalf of any Overseas Shareholders (as to which, please see Section 9.6(c) below)) in accordance with the provisions of the Metcash Share Scheme;
  - all Metcash Options will be cancelled by Metcash and Newco will issue Newco Options to each Scheme Optionholder in accordance with the provisions of the Metcash Option Scheme.

If the Schemes become Effective, Scheme Shareholders will become shareholders in Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash. In addition, the Scheme Optionholders will hold options in Newco.

9.3 Conditions precedent and termination provisions

(a) Conditions

The obligations of Metcash and Newco under the Implementation Agreement to implement the Metcash Schemes, are subject to the Conditions being satisfied or (where possible) waived. If the Conditions are not satisfied or waived by the dates specified in the Implementation Agreement (as summarised below), the parties will consult in good faith to determine whether the transaction may proceed by way of an alternative means or method or whether the date for the Court hearing or the End Date should be changed. If the parties are unable to reach an agreement on such changes within five Business Days, either party may terminate the agreement.

A summary of the conditions contained in the Implementation Agreement is set out below:

- **Regulatory approvals:** ASX approvals (including conditional listing approval of the CULS), ASIC modifications, ACCC and all other regulatory approvals being obtained by 6.00pm on the day before the date for the hearing for the approval of the Metcash Schemes (**Second Court Date**).
- **Metcash Share Scheme Shareholder approval:** Approval of the Metcash Share Scheme by the requisite majorities of eligible Shareholders by 6.00pm on the day before the Second Court Date.
- **Optionholder approval:** With respect to the Metcash Option Scheme only, approval of the Metcash Option Scheme by the requisite majorities of Optionholders by 6.00pm on the day before the Second Court Date.

- **Shareholder approval of Resolutions:** Approval by the requisite majority of Shareholders of the Resolutions by 6.00pm on the day before the Second Court Date.
- **No restraint:** No decision, order, action, legal restraint or prohibition of any government or judicial body preventing the Metcash Schemes in effect as at 6.00pm on the day before the Second Court Date.
- **Material Adverse Change:** No Material Adverse Change having occurred between the date of the Implementation Agreement and 6.00pm on the day before the Second Court Date.
- **Directors' recommendation:** A majority of the Directors recommending and not changing or withdrawing their recommendation to Shareholders and Optionholders to vote in favour of the Metcash Schemes prior to the Scheme Meetings.
- **Conditional listing:** Approval for admission to the official list and official quotation on the ASX of the Newco Shares to be issued under the Metcash Share Scheme (subject only to the issue of such shares and the submission of information required by Appendix 3B of the ASX Listing Rules) by 6.00pm on the day before the Second Court Date.
- **Court approval of Metcash Share Scheme:** Approval by the Court of the Metcash Share Scheme by the End Date.
- **Court approval of Metcash Option Scheme:** With respect to the Option Scheme only, approval by the Court of the Metcash Option Scheme by the End Date.
- **Resignation and appointment letters:** The directors of Newco delivering resignation letters from their position as directors of Newco and Metcash delivering to Newco consents to appointment from the Metcash Directors to take effect immediately following the transfer of the Metcash Shares to Newco under the Metcash Share Scheme.
- **Shareholder resolution to approve change of directors:** Newco procuring that a shareholder resolution approving the appointment of the Metcash Directors and resignation of the existing Newco directors is passed, to take effect immediately following the transfer of the Metcash Shares to Newco under the Metcash Share Scheme.
- **No breach of warranty:** No breaches of the representations and warranties contained in Section 8 of the Implementation Agreement by 6.00 pm of the day before the Second Court Date.
- **Advance of Metoz Offer Amount:** Metcash having advanced to Newco the Metoz Offer Amount so as to allow Newco to meet its payment obligation under the Metoz Scheme and to allow Newco to make payment to Metoz for the purposes of Metoz settling its liabilities.

In addition, the Metcash Schemes are conditional on the Metoz Scheme becoming Effective by 30 April 2005. If this does not occur, the Metcash Schemes will automatically fall away.

The Metcash Option Scheme is conditional on the approval of the Metcash Share Scheme, however, the Metcash Share Scheme is not conditional on the success of the Metcash Option Scheme therefore allowing the Metcash Share Scheme to proceed alone if required.

A full copy of the Implementation Agreement appears in Section 19 of this Scheme Booklet.

Metcash and Newco have confirmed that as at the date of this Scheme Booklet, neither of them are aware of any reason why the conditions set out above, being the conditions which have not yet been satisfied or waived, will not be satisfied or waived on or before the time specified for their satisfaction.

(b) Termination of the Implementation Agreement

The Implementation Agreement may be terminated by either party at any time before 6.00pm on the day before the Second Court Date if any of the Conditions are not satisfied or waived by the date specified for their satisfaction or become incapable of being satisfied before that time, unless the Condition in question is waived.



9.4 Requisite majorities for Metcash Schemes to be binding

For the Metcash Schemes to become Effective, the resolutions proposed at the Scheme Meetings must be approved:

- in the case of a resolution approving the Metcash Share Scheme, by a majority in number of Shareholders present and voting at the Metcash Share Scheme Meeting (either in person or by proxy) where such Shareholders hold at least 75% of the votes cast on the resolution;
- in the case of a resolution approving the Metcash Option Scheme, by a majority in number of Optionholders present and voting at the Metcash Option Scheme Meeting (either in person or by proxy) being a majority where "debts or claims" against Metcash (represented by their Metcash Options) amount in aggregate to at least 75% of the total amount of the "debts or claims" of the Optionholders present and voting at the Metcash Option Scheme Meeting (please refer to Section 4 for details of the calculation of value of the Metcash Options).

9.5 Determination of entitlements under the Metcash Share Scheme

For the purpose of determining which Shareholders (other than Metoz) are eligible to participate in the Metcash Share Scheme, dealings in Metcash Shares will be recognised only if:

- in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Metcash Shares by the Record Date; and
- in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

For the purposes of determining entitlements under the Metcash Share Scheme, Metcash will not accept for registration or recognise any transmission application or transfer in respect of Metcash Shares received after the Record Date. Metcash will use its Register in the manner described above to determine the entitlements of Scheme Shareholders under the Metcash Share Scheme.

9.6 Effect of the Metcash Schemes

(a) Metcash Share Scheme

If the Metcash Share Scheme becomes Effective, on the Implementation Date:

- the Metcash Shares held by Scheme Shareholders will be transferred to Newco without the need for any further input by Scheme Shareholders;
- Metcash will enter the name of Newco in the Register in respect of all the Metcash Shares which are the subject of the Metcash Share Scheme;
- save as set out below with respect to Overseas Shareholders, Newco will issue one Newco Share to each Scheme Shareholder for each Share held by such Scheme Shareholder as at the Record Date;
- save as set out below with respect to Overseas Shareholders, Newco will enter the name of each Scheme Shareholder in its register of members as the holder of the Newco Shares issued to it pursuant to the Metcash Share Scheme; and
- within seven Business Days of the Implementation Date, Newco will send, or procure the despatch, to each Scheme Shareholder by pre-paid post to the person's address as shown in the Register at the Record Date, uncertificated holding statements for the Newco Shares issued to them under the Metcash Share Scheme. In the case of joint shareholders, uncertificated holding statements for Newco Shares will be sent to the address of the Scheme Shareholder whose name appears first in the Register.

(b) Metcash Option Scheme

If the Metcash Option Scheme becomes Effective, on the Implementation Date:

- the Metcash Options held by each Scheme Optionholder will be cancelled without the need for any further input by the Scheme Optionholder;
- Newco will issue one Newco Option to each Scheme Optionholder for each Metcash Option held by such Scheme Optionholder as at the Record Date;
- Newco will enter the name of each Scheme Optionholder in its register of optionholders; and
- within seven Business Days of the Implementation Date, Newco will send or procure the despatch to each Scheme Optionholder by pre-paid post to the person's address as shown in the Option Register at the Record Date, certificates representing the Newco Options issued to such Scheme Optionholder.

(c) Overseas Shareholders

Shareholders (other than Metoz) whose address as shown in the Register on the Record Date is in a place outside of Australia and its external territories, New Zealand and South Africa have been classified as Overseas Shareholders. The issue of Newco Shares to such Shareholders may be prohibited by the laws of the jurisdictions in which they reside or may require compliance with conditions or legal requirements which Newco regards as onerous.

Unless Newco is satisfied that the laws of an Overseas Shareholder's place of residence or registered address as shown in the Register do not prevent the issue and allotment of Newco Shares to that Overseas Shareholder (or if Newco considers that the compliance requirements are not too onerous), Newco will not issue Newco Shares to any Overseas Shareholder. Newco will instead issue and allot the Newco Shares in respect of each such Overseas Shareholder to a nominee appointed by Newco. The nominee will:

- as soon as reasonably practicable, sell the Newco Shares issued to it; and
- account to each Overseas Shareholder for the net proceeds of the sale of the Newco Shares allotted in respect of that Overseas Shareholder (after deduction of any applicable brokerage and other taxes and charges),

in full satisfaction of the Overseas Shareholder's rights to receive the Newco Shares. The nominee will have a discretion to determine the price at which the Newco Shares issued to it may be sold and the manner of any such sale. Neither Newco nor the nominee will be subject to any liability for failure to sell such Newco Shares at any particular price.

Metcash Shareholders who are resident in the Republic of South Africa should consider any terms and conditions imposed by the Exchange Control Division of the South African Reserve Bank in relation to any such shareholding and in particular are advised to notify the Exchange Control Division regarding the shareholding acquired in Newco.

CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



9.7 Post-Scheme Restructuring

(a) Introduction

Once the Capital Reorganisation becomes Effective, Newco will own all of the ordinary shares in Metcash:

- as to 52% indirectly, by acquiring the Metoz Interest in Metcash; and
- the balance directly, by acquiring all the Metcash Shares held by Non-Metoz Shareholders.

Upon the Capital Reorganisation becoming Effective, Newco will acquire Metoz's current investment structure in Metcash. This means that Newco's indirect stake in Metcash will be held via a number of entities in various jurisdictions such as South Africa and the Netherlands.

After the Capital Reorganisation is completed, Newco will undertake an internal restructure of the resulting corporate group. This will result in Newco owning all of the Metcash Shares directly and is designed to facilitate efficient dividend distributions between Metcash and Newco, which will then both be Australian tax resident companies.

Once the Capital Reorganisation is Effective, to ensure that no dividend withholding taxes are payable, which would otherwise result under the inherited structure due to the payment of dividends by Metcash through a number of offshore jurisdictions, any dividends paid by Metcash will be made after completion of the Post-Scheme Restructuring.

The structure of Newco's ownership of Metcash upon the Capital Reorganisation becoming Effective pre and post the Post-Scheme Restructuring is as shown below.


Newco ownership structure upon the Schemes becoming Effective
Newco ownership structure following Post-Scheme Restructuring
Newco
Australia
Metoz Holdings Limited
48%
Other
Offshore
Australia
52%
Metcash
Newco
100%
Metcash

(b) Details of Post-Scheme Restructuring

The restructuring is intended to happen shortly after the Capital Reorganisation becomes Effective.

The Directors have obtained both Australian and off-shore tax and legal advice in relation to the internal restructure. This advice, and thus the view formed by the Directors, is that there should be no material costs or adverse consequences associated with the Post-Scheme Restructuring.

10 The Takeover Offer for Foodland

10.1 Background

Metcash announced on 6 December 2004 that it intends to make an off-market takeover offer to acquire the entire issued share capital of Foodland. The Takeover Offer is structured such that Metcash will retain Foodland Australia and ownership of Foodland New Zealand will be transferred to Foodland Shareholders after the Takeover Offer and compulsory acquisition of outstanding minority shareholdings has been completed.

Metcash proposes to offer Foodland Shareholders the following consideration:

- 2.44[6] Metcash A Shares or $7.18 cash per Foodland Share; and
- one Metcash NZ Share per Foodland Share.

The Takeover Offer will be conditional on certain matters, including that at least 90% of Foodland Shareholders accept the Takeover Offer.

The Metcash A Shares are being issued to provide flexibility until the outcome of the Capital Reorganisation is known. If the Capital Reorganisation becomes Effective, then the Metcash A Shares will be exchanged for Newco Shares following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. If the Capital Reorganisation does not become Effective, then the Metcash A Shares will convert into Metcash Shares.

The NZ Shares are intended to facilitate Foodland New Zealand being transferred to Foodland Shareholders following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. The NZ Shares will be subsequently cancelled in exchange for shares in NZ Holdco which will own Foodland New Zealand, and which will apply to be separately listed on the ASX.

10.2 Overview of Foodland

Foodland is a supermarket operator and grocery wholesaler trading in Western Australia, Queensland, Northern New South Wales and New Zealand.

(a) Foodland in Australia

Foodland in Australia is comprised of two divisions:

(1) Franchise & Supply (Foodland Wholesale)

The Franchise & Supply division is a grocery wholesaler to 227 independent supermarket operators in Western Australia operating under Foodland's own franchise banner groups: Dewsons and Dewsons Express; Supa Valu; Foodland; and Four Square. In addition, Foodland supplies an additional 400 independent customers and associates.

(2) Action Stores

Foodland's supermarket division owns and operates 82 grocery stores trading under the Action brand name in Western Australia (37), Queensland and Northern New South Wales (45).

(b) Foodland in New Zealand

In New Zealand, Foodland owns and operates a store network and a grocery wholesale business. The corporate store network comprises supermarkets operating under the brands of Woolworths, Woolworths Quickstop, Foodtown, Countdown and Micro Stores.

CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
UOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



10.3 Rationale for the Takeover Offer

Over the course of the last two years the Metcash Board and management have been actively reviewing a number of strategic growth initiatives, one of which has been the acquisition of Foodland's Australian assets.

The proposed acquisition of Foodland, the retention of Foodland Australia and the transfer of Foodland New Zealand to existing Foodland shareholders is part of Metcash's strategy to establish a stronger player in Australia's chain-dominated retail markets.

The Board believes the acquisition of Foodland Australia should deliver benefits to Metcash, Shareholders and Optionholders including that it:

- is complementary to Metcash's core business;
- increases business scale and expands its grocery wholesaling network into Western Australia;
- expands Metcash's independent retailer network;
- improves buying power;
- provides potential for supply chain and logistic efficiencies to be realised;
- provides an opportunity to achieve cost savings; and
- provides an opportunity to transform the IGA "chain" into a truly national player.

10.4 Intentions if the Takeover Offer is successful

If the Takeover Offer is successful, Metcash intends to, inter alia:

- proceed with compulsory acquisition of the outstanding Foodland Shares in accordance with the provisions of Chapter 6A of the Corporations Act, including any Foodland Shares which are issued after the close of the Takeover Offer;
- arrange for Foodland to be removed from the Official List of the ASX;
- following the completion of compulsory acquisition commence all steps necessary to transfer the business of Foodland New Zealand to former Foodland Shareholders;
- undertake an immediate general operational and business review of Foodland Australia's structure and operations. This review is likely to result in rationalising a number of functions within Foodland Australia where there is overlap with Metcash's Australian business; and
- Metcash also intends to sell the Action Stores to independent owners and to secure supply agreements with these stores.

The above description is a summary only. Further details regarding Metcash's intentions regarding Foodland are contained in Metcash's Bidder's Statement.

11 Potential Outcomes arising from the Capital Reorganisation and Takeover Offer

Given that Metcash is seeking to implement the Capital Reorganisation and Takeover Offer at the same time there are a number of different outcomes which could occur including:

- Metcash standalone: Neither the Capital Reorganisation nor the Takeover Offer are successful
- Outcome 1: Capital Reorganisation Effective but Takeover Offer unsuccessful
- Outcome 2: Capital Reorganisation not Effective but Takeover Offer successful
- Outcome 3: Capital Reorganisation Effective and Takeover Offer successful

The Directors are of the view that Outcome 3 is the most desirable for Metcash Shareholders.

11.1 Structure

Set out below are the structures that may result from the four potential outcomes involving the combination of the Capital Reorganisation and the Takeover Offer.

Metcash standalone


Metoz
Non-Metoz Shareholders
Metcash

In this scenario, the proposed Capital Reorganisation will not proceed and Metoz will remain the majority shareholder in Metcash. As the Takeover Offer is unsuccessful, no Metcash A Shares will be issued to Foodland Shareholders.

Outcome 1: Capital Reorganisation Effective and Takeover Offer unsuccessful


Non-Metoz Shareholders
Former CULS Holders
Newco
Metoz
Metcash

In this scenario, Newco would be the listed holding company for the Metcash group, comprising the existing Metcash business and Metoz.




Metoz
Non-Metoz Shareholders
Former Foodland Shareholders
Metcash
Foodland Australia[1]

1 This assumes that Foodland New Zealand has been transferred to Foodland Shareholders.

Outcome 2: Capital Reorganisation not Effective but Takeover Offer successful

In this scenario, Newco will not acquire the issued share capital of Metoz Holdings (or the indirect 52% interest in Metcash), Metcash will continue to be a listed entity and Metoz will continue to hold its shareholding in Metcash. Foodland Australia will be owned by Metcash. Any Foodland shareholders accepting Metcash A Shares under the Takeover Offer will have these shares converted into Metcash Shares.


Non-Metoz Shareholders
Former Foodland Shareholders
Newco
Former CULS holders
Metoz
Metcash
Foodland Australia[1]

1 This assumes that Foodland New Zealand has been transferred to Foodland Shareholders.

Outcome 3: Capital Reorganisation Effective and Takeover Offer successful

In this scenario, Newco will be the listed holding company of the Metcash group, which will comprise the existing Metcash business, Metoz and Foodland Australia. Any Foodland Shareholders accepting Metcash A Shares under the Takeover Offer will have their shares exchanged for Newco Shares.

Note: These diagrams do not contemplate the CUPS, which are issued by Metcash and in certain events can convert into equity in Newco. Further detail in relation to the CUPS are set out in Section 12. The extent to which the CULS will convert into Newco Shares will vary as discussed in Section 12.11. In addition, these diagrams show the position prior to the Post-Scheme Restructuring taking place.

11.2 Financial implications

Detailed financial implications of each of the above scenarios are included in Section 13 of this Scheme Booklet.

11.3 Implications for shareholding

- **If the Capital Reorganisation becomes Effective**, Metcash Shares held by Scheme Shareholders will be exchanged for Newco Shares. Newco Shares are intended to be quoted on the ASX and, subject to the ASX granting quotation of the Newco Shares, Scheme Shareholders will be able to trade their Newco Shares on the ASX. Shareholders may be diluted depending upon whether the Shareholder participates in the proposed Rights Issue of the CULS to fund the Metoz Scheme (this proposed CULS issue is described in Section 12 of this Scheme Booklet) and the extent to which such CULS are redeemed or converted into shares in Newco.
- **If the Capital Reorganisation does not become Effective**, Metcash Shares will not be exchanged for Newco Shares and Shareholders will retain their shareholding in Metcash.
- **If the Takeover Offer is successful**, and the Capital Reorganisation becomes Effective, the Metcash A Shares issued to Foodland Shareholders pursuant to the Takeover Offer will be exchanged for Newco Shares. Accordingly, Metcash Shareholders will have their interest in Newco diluted by such exchange of the Metcash A Shares. The extent of the dilution will be dependent on the proportion of Foodland Shareholders that choose to take Metcash A Shares rather than cash as part consideration for their Foodland Shares.

If the Capital Reorganisation does not become Effective, the Metcash A Shares issued to Foodland Shareholders pursuant to the Takeover Offer will convert into ordinary Metcash shares and accordingly, Metcash Shareholders will have their interest in Metcash diluted by the conversion of the Metcash A Shares. The extent of the dilution will depend upon the proportion of Foodland Shareholders that choose to take Metcash A Shares as opposed to cash as part consideration for their Foodland Shares but will not be impacted by the CULS since they will be redeemed in this circumstance.

Implications for transfer of Foodland New Zealand (assuming the Takeover Offer is successful)

Metcash intends to transfer Foodland New Zealand to NZ Shareholders by way of Capital Reduction. This is intended to be achieved by the transfer to NZ Shareholders of shares in NZ Holdco (the holding company of the Foodland New Zealand business) in consideration for the cancellation of the NZ Shares. The Capital Reduction requires a special resolution of the Shareholders of Metcash (being at least 75% of Shareholders present and voting at the Shareholders' meeting).

- **If the Capital Reorganisation becomes Effective**, the resolution to approve the transfer of Foodland New Zealand to holders of NZ Shares can be approved by Newco as sole shareholder of Metcash;
- **If the Capital Reorganisation does not become Effective**, all Shareholders will be eligible to vote on the resolution to approve the transfer of Foodland New Zealand to holders of NZ Shares. Metoz Holdings has indicated it will vote in favour of this resolution.

11.4 Ownership of Metoz

- **If the Capital Reorganisation becomes Effective**, Newco will own (directly or indirectly) 100% of the issued capital of Metoz.
- **If the Capital Reorganisation does not become Effective**, Metoz Holdings will continue to be a South African listed company whose only material asset is the Metoz Interest in Metcash. Metoz's shareholding in Metcash is likely to be diluted if the Takeover Offer is successful. The extent of the dilution will depend on the proportion of Foodland Shareholders that choose to take Metcash A Shares rather than cash as part consideration for their Foodland Shares. If the Takeover Offer succeeds, then a capital management program, such as a buy-back, would be undertaken to ensure an optimum balance of debt and equity. Metcash will buy-back ordinary shares equal to the number of Metcash A Shares issued to Foodland Shareholders. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

Additional detail on Metoz is contained in Section 8 of this Scheme Booklet. Details on Newco's intentions with regard to Metoz are set out in Section 7.

11.5 Tax implications

The tax implications for Shareholders and Optionholders in each of the scenarios are set out in the letter from Greenwoods & Freehills contained in Section 15 of this Scheme Booklet.


R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
CAMPBELLS CASH & CARRY, IGA DISTRIBUTION
R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION


12 Funding arrangements

12.1 Introduction

All funding requirements in respect of the Capital Reorganisation have been underwritten.

This Section sets out information relating to these funding arrangements and the funding arrangements relating to the Takeover Offer.

12.2 Funding the Capital Reorganisation

The consideration payable by Metcash to support the Capital Reorganisation will be financed by:

- a new 3 year senior unsecured syndicated loan note subscription facility (the **Syndicated Facility**) of up to $825 million. The Syndicated Facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by ANZ;
- a pro-rata rights issue of Convertible Unsecured Loan Stock (**CULS**) to eligible Shareholders to raise approximately $744 million. Deutsche Bank has underwritten the CULS issue to this level. Metoz Holdings has agreed that it will not be taking up its entitlement under the CULS issue; and
- the issue of Convertible Undated Preference Shares (**CUPS**) of up to $50 million. Deutsche Bank has agreed to subscribe for all of the CUPS.

Further details of these arrangements are set out below.

12.3 Funding the Takeover Offer

The consideration payable by Metcash to support the Takeover Offer will be financed by:

- the Syndicated Facility referred to above (to the extent that funds available under such facility are not required for the Capital Reorganisation);
- a new $235 million 18 month cash advance facility (the **Action Facility**). The Action Facility is to be provided by ANZ initially to a new subsidiary (**Action Holdco**) to be established by Metcash for the purpose of consolidating and then disposing of Foodland's Action Store business and/or the shares in Foodland's subsidiaries that own or operate that business. Action Holdco may be replaced as borrower (**Action Borrower**) under the Action Facility by a subsidiary of Foodland subsequently identified for the purpose of effecting this consolidation and disposal. The Action Facility is intended to be repaid using the proceeds of disposal of that business by the relevant Action Borrower;
- the proceeds of the institutional Equity Placement of Metcash Shares effected on 6 December 2004 which raised a total of approximately $270 million; and
- the proceeds of the SPP offered by Metcash to Shareholders in the period 16 December 2004 to 11 January 2005, which raised approximately $21 million.

Metcash has also obtained a commitment from ANZ to provide (either directly or through its New Zealand subsidiary, ANZ National Bank Limited) a new NZ$440 million 6 month cash advance facility (the **NZ Facility**) to refinance indebtedness of Foodland New Zealand provided (directly or indirectly) by current lenders (including, in certain circumstances, Foodland Australia) in the event that the Takeover Offer is successful. The refinancing of the NZ Facility may be required if the current lenders to Foodland New Zealand exercise any rights they have to require early repayment of their facilities as a result of the Takeover Offer and may also be required in order to ensure compliance with the terms of the Syndicated Facility and the Action Facility.

In addition to the above, a new 364 day working capital facility of up to $150 million (or $100 million if the Takeover Offer is unsuccessful) (the **Working Capital Facility**) is to be provided to Metcash by ANZ for the purposes of funding (subject to certain restrictions) ongoing working capital requirements of Metcash and its subsidiaries.

Although the Working Capital Facility, the Action Facility and NZ Facility are not required for the purposes of funding the Capital

Metcash and its subsidiaries (including, if acquired, Foodland and its subsidiaries) may constitute financial assistance for which approval is being sought under Resolutions 3-5 as described in Section 14.

Further details of these arrangements are set out below.

12.4 Funding from Metcash to Newco

Metcash has agreed to provide loan funds to Newco to enable it to fund the Capital Reorganisation. These loans will be advanced as follows:

- an interest free loan of $794 million being an advance of the proceeds of the CULS issue and the CUPS issue; and
- an interest bearing loan of up to $527 million being the proceeds of drawings under the Syndicated Facility required to ensure that the total funding required to meet payments related to the Capital Reorganisation are available.

On completion of the Schemes, Newco and Metcash intend that the interest bearing loan will be repaid as soon as practicable.

The terms of the loan agreements are set out in Annexure B.

Metcash has also agreed to pay, and to indemnify Newco with respect to:

- all costs and expenses incurred by Newco in connection with the negotiation, preparation, execution and performance of the Implementation Agreement and the proposed, attempted or actual implementation of the Implementation Agreement, the Schemes and this Scheme Booklet up to a maximum aggregate amount of $20,000 (or such higher amounts as Metcash approves in advance); and
- all taxes and stamp duties in respect of the Implementation Agreement or Metcash Schemes.

12.5 Sources and uses of funds

Set out below are the sources and uses of funds applicable for the potential outcomes under the Capital Reorganisation and Takeover Offer which have been prepared on the following basis:

- they assume 100% cash acceptances by Foodland Shareholders under the Takeover Offer;
- the CULS are issued before the Scheme Meetings and are used to fund the Capital Reorganisation if it becomes Effective. If the Capital Reorganisation does not become Effective all of the issued CULS are redeemed;
- the CUPS are issued to fund the Capital Reorganisation; and
- they take into account the subsequent redemption of the CULS and/or CUPS depending on the outcome of the Capital Reorganisation and Takeover Offer. These redemptions may be funded, in certain circumstances by drawing under the Syndicated Facility.

(a) Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	527	Capital Reorganisation	1,125
Action Facility	0	Takeover Offer	0
CULS	372	Transaction costs	64
CUPS	0		
Cash	291		
Sources of funds	**1,189[2]**	**Uses of funds**	**1,189**

Notes:

1 Facility limit $600 million – $73 million remains undrawn

2 Numbers contained in this Section 12 are rounded to zero decimal places. If a set of numbers do not appear to add together precisely, this is a function of rounding.



In this Outcome, 25% of the CULS will be converted to ordinary shares in Newco upon implementation of the Capital Reorganisation and a further 25% approximately six months later. It is assumed the remaining CULS are redeemed (and the redemption premium is paid) after approximately six months.

The CUPS are issued once the Capital Reorganisation becomes Effective but are assumed to be redeemed after six months.

The source and use of funds table above is presented after the conversion of 50% of the CULS and redemption of the remaining 50% of the CULS and the redemption of the CUPS.

Under this Outcome, the Syndicated Facility limit reduces from $825 million to $600 million, hence $527 million will be drawn under the Syndicated Facility and cash of $291 million will fund the balance.

(b) Outcome 2 - Capital Reorganisation not Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	425	Capital Reorganisation	0
Action Facility	235	Takeover Offer	846
CULS	0	Transaction and restructure costs	104
CUPS	0		
Cash	291		
Sources of funds	**950**	**Uses of funds**	**950**

Note:

1 Facility limit $490 million – $65 million remains undrawn

In this Outcome, 100% of the CULS will be redeemed (and a redemption premium will be paid). The source and uses of funds table above is presented after the redemption of the CULS.

No CUPS are drawn in this Outcome as the CUPS can only be issued if the Capital Reorganisation becomes Effective.

Under this Outcome, the Syndicated Facility reduces to $490 million and hence, $425 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This outcome assumes 100% cash take-up under the Takeover Offer. If there is scrip take-up under the Takeover Offer, then a capital management program, such as a buy-back, would be undertaken to ensure an optimum balance of debt and equity. Metcash will buy-back ordinary shares equal to the number of Metcash A Shares issued to Foodland Shareholders. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

(c) Outcome 3 - Capital Reorganisation Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	756	Capital Reorganisation	1,125
Action Facility	235	Takeover Offer	846
CULS	744	Transaction and restructure costs	104
CUPS	50		
Cash	291		
Sources of funds	**2,075**	**Uses of funds**	**2,075**

Note:

1 Facility limit $775 million - $19 million remains undrawn. Initially, $825 million is available, however the limit reduces to $775 million due to the conversion of the CUPS into Newco Shares.

In this Outcome, 25% of the CULS will be converted to ordinary shares in Newco upon implementation of the Capital Reorganisation and a further 25% approximately six months later. It is assumed the remaining CULS are also converted to ordinary shares in Newco after approximately six months from their issue date.

The CUPS will be issued once the Capital Reorganisation becomes Effective and are assumed to be converted to ordinary shares in Newco after six months.

The source and uses of funds table above is presented after the conversion of the CULS and CUPS.

Of the debt funding, $756 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This outcome assumes 100% cash take-up under the Takeover Offer. If there is scrip take-up under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

12.6 Syndicated Facility

Further details of the Syndicated Facility and ANZ's commitment to underwrite it are set out below.

(a) Commitment letter

Metcash has received and accepted a signed commitment letter from ANZ under which ANZ has agreed to underwrite the Syndicated Facility and use best endeavours to complete and execute the documentation required for the Syndicated Facility as soon as reasonably practicable. ANZ's commitment is conditional on satisfaction of the following terms and conditions:

(1) (**No Breach**) there is no breach by Metcash of the terms of the commitment letter which ANZ considers to be material;

(2) (**Documentation**) the facility agreement, guarantee and other documents relating to the Syndicated Facility (the **Finance Documents**) being executed by all relevant parties and being in form and substance satisfactory to ANZ having regard to the agreed Term Sheet attached to the commitment letter and the satisfaction of the conditions precedent in the Finance Documents (provided that this condition does not affect ANZ's undertaking to use best endeavours to complete and execute the documentation required for the Syndicated Facility as soon as reasonably practicable);

(3) (**no material adverse effect**) nothing having occurred from the date of the commitment letter to the date of execution of the Finance Documents that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of Metcash and its subsidiaries and related entities, taken as a group, that would reasonably be expected to have a material adverse effect on the likelihood of achieving successful syndication;

(4) (**no market material adverse effect**) nothing having occurred from the date of the commitment letter to the date of execution of the Finance Documents in the national or international financial, banking or capital market which in the reasonable opinion of ANZ would reasonably be expected to have a material adverse effect on the likelihood of achieving successful syndication;

(5) (**Syndication Support**) Metcash's agreement to a syndication strategy to be prepared by ANZ incorporating Metcash management commitment, responsibilities, target banks, timetable and bank presentations;

(6) (**Clear Markets**) (subject to agreed carve–outs) from the date of the commitment letter until the earlier of successful syndication and the date that is six months after the date of first drawdown under the Syndicated Facility, no member of the Group will syndicate, issue or announce or authorise the announcement of the syndication or issuance of loans (including the establishment of a series of bilateral arrangements), debt securities or other forms of financial indebtedness in the same debt or syndications market as that targeted by ANZ (it being acknowledged that ANZ proposes targeting the Australian and international loan syndication markets for the syndication of the Syndicated Facility) or mandate any person to provide the same without the prior written approval of ANZ.

In addition, ANZ may terminate its commitment if:

(1) the Capital Reorganisation or the Takeover Offer are cancelled in their entirety by Metcash; or

(2) the Syndicated Facility agreement is not signed by all parties to it by 15 April 2005 (or, following a reasonable request by Metcash for an extension of this date, such later date agreed in writing between ANZ and Metcash, each acting in good faith and subject to ANZ obtaining any further credit or underwriting approvals, as may be necessary);


Sorbent
Omo
WRAP

(3) Metcash fails to comply with any of its obligations under the commitment letter which ANZ considers to be material;

(4) any information provided by Metcash or its advisers to ANZ is inaccurate or incomplete in any material respect;

(5) any of the conditions specified in paragraph 12.6(a)(1) - (6) above are not satisfied; or

(6) Metcash fails to disclose any fact or information to ANZ which might reasonably be relevant to their decision to arrange and underwrite the Syndicated Facility.

(b) Facility limit and term

The Syndicated Facility is to have an initial limit of $825 million, subject to reduction as set out below:

- $225 million if the Metoz Scheme becomes Effective and the Takeover Offer has not become unconditional by 15 June 2005 (or such later date as may be agreed); and/or
- $335 million if the Metoz Scheme is voted down or not otherwise Effective by 15 April 2005 (or such later date as may be agreed); and/ or
- the amount of CUPS converted into ordinary shares in Newco; and/or
- on the date 24 months after signing of the Syndicated Facility agreement – $50 million; and/or
- on the date 30 months after signing of the Syndicated Facility agreement – $50 million; and/or
- the amount of any mandatory prepayments required under the terms of the Syndicated Facility agreement.

The Syndicated Facility is to have a term of three years from signing of the facility agreement, subject to certain mandatory prepayments required to reflect reductions in the facility limit described above and prepayments that may be required out of insurance proceeds in certain circumstances.

(c) Purpose

The Syndicated Facility may be drawn on for the purposes of the Capital Reorganisation and the Takeover Offer and certain other purposes.

(d) Borrower

The Syndicated Facility will be provided to Metcash as borrower.

(e) Guarantors

Subject to certain exceptions, each of Metcash's wholly owned subsidiaries other than NZ Holdco (including, following the Takeover Offer if it is successful and subject to the passing of all necessary financial assistance resolutions, Foodland and its wholly owned subsidiaries other than Foodland NZ Finance Limited, Foodland (N.Z.) Holdings Limited and its subsidiaries (together with NZ Holdco, the **Foodland NZ Companies**)) will be required to enter into a guarantee and indemnity in respect of the Syndicated Facility and to give various representations and undertakings referred to below. In addition, Metcash's subsidiaries may be required to subordinate intercompany claims, transfer assets to, or assume other liabilities of, other Metcash subsidiaries and/or make available directly or indirectly their cash flows (whether through dividends, capital distributions, inter-company loans or otherwise) or other resources in order to enable Metcash to comply with its payment and other obligations in respect of the Syndicated Facility.

If the Capital Reorganisation occurs, Newco will also be required to become a guarantor and provide the guarantee and indemnity, representations and undertakings referred to below.

(f) Lenders and syndication

As noted above, the Syndicated Facility has been underwritten by ANZ.

ANZ intends to syndicate the Syndicated Facility to other lenders and Metcash has given certain undertakings to assist ANZ with the syndication process. Successful syndication is not a condition precedent to funding under the Syndicated Facility.

(g) Conditions precedent to availability

ANZ's commitment to underwrite the Syndicated Facility is subject to a number of conditions precedent and termination rights described in 12.6(a) above. In addition, Metcash's ability to draw down under the Syndicated Facility will be subject to a number of conditions precedent. These include the correctness of representations and warranties and the non-occurrence of any event of default or potential event of default.

As at the date of this Scheme Booklet, Metcash is not aware of any reason why those conditions precedent will not be satisfied in time to allow the proceeds to be available to lend the Metoz Scheme Offer Amount to Newco to pay the consideration under the Metoz Scheme, as and when required, under the terms of the Metoz Scheme.

(h) Other terms

The Syndicated Facility includes events of default and requires Metcash and the guarantors to provide undertakings, representations and warranties (including a negative pledge and undertakings not to acquire or dispose of assets, incur financial obligations or make distributions to shareholders, subject to agreed exceptions) consistent with a facility of this nature or required by ANZ due to the particular circumstances of this transaction.

12.7 Action Facility

The Action Facility is not required for the purposes of funding the Capital Reorganisation. However, some further details of the Action Facility and ANZ's commitment to provide it are set out below as entry into the Action Facility and related arrangements by Metcash and its subsidiaries (including, if acquired, Foodland and its subsidiaries) may constitute financial assistance for which approval is being sought under Resolutions 3 to 5 as described in Section 14.

(a) Commitment letter

Metcash has received and accepted a signed commitment letter from ANZ under which ANZ has agreed to provide the Action Facility and ANZ and Metcash must use best endeavours to complete and execute the documentation required for the Action Facility as soon as reasonably practicable. ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances.

(b) Facility limit and term

The Action Facility is to have a limit of up to $235 million, subject to reduction in certain circumstances.

The Action Facility is to have a term of up to 18 months from signing of the facility agreement, subject to certain mandatory prepayments required to reflect reductions in the facility limit out of cash flows of the Action Store business, and out of the proceeds of sale of Action Stores.

(c) Purpose

The Action Facility may be drawn on for the purposes of the Takeover Offer and/or the purchase of the Action Store business.

(d) Borrower

The Action Facility will initially be provided to Action Holdco as borrower. Action Holdco may be replaced by a subsidiary of Foodland which is to be the holding company of the Action Store business or which is the sole company comprising that business.

(e) Guarantors

Subject to certain exceptions., it is intended that each of Metcash and its wholly owned subsidiaries (including, following the Takeover Offer, if it is successful and subject to the passing of all necessary financial assistance resolutions, Foodland and its wholly owned subsidiaries other than the Foodland NZ Companies) will be required to enter into a guarantee and indemnity in respect of, and in some cases grant security over their assets to secure, the Action Facility and to give various representations and undertakings referred to below. In addition, Metcash's subsidiaries may be required to subordinate intercompany claims, transfer assets to, or assume other liabilities of, other Metcash subsidiaries and/or make available directly or indirectly their cashflows (whether through dividends, capital


Cellarbrations

distributions, inter-company loans or otherwise) or other resources in order to enable the borrower to comply with its payment and other obligations in respect of the Action Facility.

(f) Lender

The Action Facility is to be provided by ANZ.

(g) Other terms

The Action Facility includes events of default and requires the borrower and the guarantors to provide undertakings and representations and warranties (including a negative pledge and undertakings not to acquire or dispose of assets, incur financial obligations or make distributions to shareholders, subject to agreed exceptions) consistent with a facility of this nature or required by ANZ due to the particular circumstances of this transaction.

12.8 NZ Facility

The NZ Facility is not required for the purposes of funding the Capital Reorganisation. However, further details of the NZ Facility and ANZ's commitment to provide it are set out below as the arrangements relating to the NZ Facility may constitute financial assistance for which approval is being sought under Resolutions 3 to 5 as described in Section 14.

(a) Commitment letter

Metcash has received and accepted a signed commitment letter from ANZ under which ANZ has agreed to provide the NZ Facility to Foodland (N.Z.) Holdings Limited and ANZ and Metcash must use best endeavours to complete and execute, or procure the execution of, the documentation required for the NZ Facility as soon as reasonably practicable, provided that the documentation will not be executed if a determination is made by the relevant borrower that the borrower does not require the NZ Facility for the purpose specified below. ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances.

(b) Facility limit and term

The NZ Facility is to have a limit of up to NZ$440 million.

The NZ Facility is to have a term of up to six months from the date that the offer for shares in Foodland becomes unconditional.

(c) Purpose

The NZ Facility may be drawn on for the purposes of refinancing indebtedness of Foodland New Zealand provided (directly or indirectly) by existing lenders (including, in certain circumstances, Foodland Australia) in the circumstances described in Section 12.3 above.

(d) Borrower

The NZ Facility will be provided (if required) to Foodland (N.Z.) Holdings Limited as borrower.

(e) Guarantors

It is intended that if the Takeover Offer is successful then the Foodland NZ Companies (other than the borrower) will be required to enter into a guarantee and indemnity in respect of, and may be required to grant security over their assets to secure, the NZ Facility and to give various representations and undertakings referred to below.

In addition, Metcash will provide an undertaking to use reasonable endeavours to procure, and intends to procure, that relevant intellectual property is transferred or licensed from Foodland Australia to Foodland New Zealand.

(f) Lender

The NZ Facility is to be provided by ANZ or its subsidiary ANZ National Bank Limited.

(g) Other terms

The NZ Facility includes events of default and requires the borrower and the guarantors to give undertakings and representations and warranties (including a negative pledge and undertakings not to acquire or dispose of assets, incur financial obligations or make distributions to shareholders, subject to agreed exceptions) consistent with a facility of this nature or required by ANZ due to the particular circumstances of this transaction.

12.9 Working Capital Facility

The Working Capital Facility is not required for the purposes of funding the Capital Reorganisation. However further details of the Working Capital Facility and ANZ's commitment to provide it are set out below as entry into the Working Capital Facility and related arrangements by Metcash and its subsidiaries (including, if acquired, Foodland and certain of its subsidiaries) may constitute financial assistance for which approval is being sought under Resolutions 3 – 5 as described in Section 14.

(a) Commitment letter

Metcash has received and accepted a signed commitment letter from ANZ under which ANZ has agreed to provide the Working Capital Facility and ANZ and Metcash must use best endeavours to complete and execute the documentation required for the Working Capital Facility as soon as reasonably practicable. ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances.

(b) Facility limit and term

The Working Capital Facility is to have a limit of up to $150 million (subject to reduction in certain circumstances) and is for an initial term of up to 364 days.

(c) Purpose

Subject to certain restrictions, the Working Capital Facility may be drawn on for the general corporate purposes of Metcash and its subsidiaries (other than, if Foodland is acquired, the Foodland NZ Companies). Although the Working Capital Facility is not intended to be used to fund the Takeover Offer, Metcash may, in certain circumstances, use the Working Capital Facility to repay other funds borrowed for the purpose of funding the Takeover Offer.

(d) Borrower

The Working Capital Facility will be provided to Metcash as borrower.

(e) Guarantors

The Working Capital Facility is to have the benefit of the same guarantees and indemnities, representations and undertakings from the same guarantors as the Syndicated Facility. As described in relation to the Syndicated Facility, Metcash's subsidiaries may also provide other support for Metcash's obligations under the Working Capital Facility.

(f) Lender

The Working Capital Facility is to be provided by ANZ.

(g) Other terms

The Working Capital Facility is to be provided under a common facilities agreement with the Syndicated Facility and accordingly will contain the same events of default, representations and warranties and undertakings (including a negative pledge and undertakings not to acquire or dispose of assets, incur financial obligations or make distributions to shareholders, subject to agreed exceptions) and other provisions as the Syndicated Facility.



12.10 Hedging arrangements

Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements as required under the terms of the Syndicated Facility and other funding arrangements and as may otherwise be considered appropriate by its Board. To facilitate the entry into the hedging arrangements it is anticipated that some or all of Metcash's subsidiaries would provide guarantees and indemnities, and in some cases may provide security over their assets, in respect of the hedging arrangements.

12.11 CULS Rights Issue

To fund the Capital Reorganisation, Metcash proposes to undertake a pro-rata 5:6 entitlement issue of CULS to eligible Shareholders (**Rights Issue**) at an issue price of $2.54. However, the issue price of the CULS may be varied by agreement between Metcash and the Underwriter prior to the Offer being made. Metoz will not subscribe for its entitlement under the Rights Issue. The Rights Issue will raise approximately $744 million, and is underwritten to this level by Deutsche Bank. Rights that are not exercised by eligible Shareholders (other than Metoz) and rights of excluded foreign shareholders will be offered to other investors via bookbuild processes. Any positive difference between the sale price achieved under the relevant bookbuild and the CULS Issue Price will be paid to non-participating shareholders (other than Metoz) who did not take up their rights as the value of their rights.

If eligible shareholders take up their rights to CULS in accordance with the Rights Issue, they will gain the benefit of any discount inherent in subscribing for CULS at the issue price. Any eligible shareholder who elects not to subscribe to its full entitlement to CULS will receive the value of the CULS (less the subscription price) as determined by the market as a result of the bookbuild process.

(a) Use of Proceeds

If the Metcash Share Scheme becomes Effective then the proceeds of the Rights Issue will be used to fund the Capital Reorganisation. If the Metcash Share Scheme does not become Effective by the date that is no later than six months following the date of issue of the CULS (**Maturity Date**), the proceeds will be used to redeem the CULS as set out below.

(b) Key terms of CULS

The key terms of the CULS are expected to be substantially as set out below.

(1) Nature of CULS

The CULS are convertible, unsecured, redeemable loan notes. Prior to the Metcash Share Scheme becoming Effective, the CULS will rank equally with all other non-secured creditors of Metcash. If the Metcash Share Scheme becomes Effective, the CULS will be subordinated to all creditors of Metcash other than those who are expressed to rank equally with or behind the CULS.

No interest will be payable on the CULS other than default interest payable upon a failure to pay amounts due and payable upon the CULS.

The CULS will either be redeemed or converted into ordinary shares in Newco as set out below.

(2) Redemption if Metcash Share Scheme not Effective

All of the CULS will be redeemed for the CULS Issue Price plus a redemption premium of 2.5% of the CULS Issue Price on the earlier of any of the following events occurring:

- the Metcash Share Scheme does not become Effective before the Maturity Date;
- the resolution submitted to the Metcash Share Scheme Meeting is not approved by the requisite majorities;
- the Resolutions are not approved by the requisite majority at the Extraordinary General Meeting;
- prior to the Second Court Date, a majority of the Metcash Board withdraws its recommendation of the Metcash Schemes or makes a public statement indicating that it no longer supports the Metcash Schemes;
- a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed;

- the Implementation Agreement being terminated in accordance with its terms; or
- the issuer forming the view, acting reasonably, that the Metcash Share Scheme will not become Effective by the Maturity Date.

(3) Conversion or redemption if Metcash Share Scheme becomes Effective

If the Metcash Share Scheme becomes Effective before the Maturity Date:

- 25% of the total number of CULS issued will be converted upon implementation of the Metcash Share Scheme;
- a further 25% of the total number of CULS issued will be converted on the Maturity Date;
- the remaining 50% of the total number of CULS issued will either be converted or redeemed (as determined by Metcash) on the Maturity Date.

Any CULS redeemed on the Maturity Date will be redeemed for the CULS Issue Price plus a redemption premium of 5% of the CULS Issue Price.

Any CULS converted will be converted into Newco shares on a one for one basis (subject to adjustment of this ratio in the event of a reconstruction of Newco shares).

If the Metcash Share Scheme becomes Effective, Metcash may:

- by notice to CULS Holders, accelerate the Maturity Date if the Takeover Offer becomes unconditional; or
- extend the Maturity Date in respect of the final 50% of the CULS by 3 months if the Takeover Offer has not become unconditional by the Maturity Date. If the Maturity Date is extended any CULS redeemed on the extended Maturity Date as set out above will be redeemed for the CULS Issue Price plus a redemption premium of 7.5% of the CULS Issue Price.

In addition, if the Metcash Share Scheme becomes Effective, the 25% of the CULS that were due to be converted on the Maturity Date (as set out above) will be mandatorily converted at an earlier date if a takeover bid is made to acquire all or some of the ordinary shares in Metcash or all or some of the ordinary shares in Newco and the bid is, or becomes, unconditional and:

(i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or the ordinary shares in Newco on issue, as the case may be; or

(ii) the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

If the Metcash Share Scheme becomes Effective:

(i) CULS Holders will be able to elect to convert their CULS into ordinary shares in Newco if official quotation of the CULS is suspended or the Issuer or Newco proposes a shareholder resolution to dispose of its main undertaking (as defined in the ASX Listing Rules);

(ii) CULS will be mandatorily converted into ordinary shares in Newco upon the occurrence of certain insolvency events.

Metcash will apply for the CULS to be listed on the ASX.

(c) Underwriting

Deutsche Bank (**CULS Underwriter**) has agreed to underwrite the Rights Issue up to the amount of approximately $744 million.

Metcash has agreed to pay the CULS Underwriter a commission of 2.0% of the underwritten amount immediately upon the issue of the CULS and to reimburse the CULS Underwriter for reasonable fees and expenses incurred by it in connection with the Rights Issue up to a maximum amount of $150,000. The CULS Underwriter is responsible for the payment of all sub-underwriting fees, handling fees, brokerage and other charges incurred by it to procure application for CULS.

The CULS Underwriter's obligation to underwrite the Rights Issue as set out above is subject to a number of conditions precedent and termination rights as set out in further detail in the summary of the key terms of the Underwriting Agreement set out in Part 1 of Annexure A to this Scheme Booklet.



12.12 CUPS issue

If the Schemes become Effective, Metcash proposes to raise $50 million through the issue of CUPS. The CUPS provide an additional source of funding and further flexibility to Metcash in undertaking the Capital Reorganisation.

(a) Subscription Agreement

Deutsche Bank (**CUPS Holder**) has agreed to subscribe for all of the CUPS pursuant to the Subscription Agreement. Deutsche Bank's obligation to subscribe for the CUPS is subject to a number of conditions precedent and termination rights as set out in further detail in the summary of the key terms of the Subscription Agreement in Part 2 of Annexure A to this Scheme Booklet.

Newco and Metcash also give a number of undertakings in favour of the CUPS Holder as summarised in further detail in Part 2 of Annexure A to this Scheme Booklet.

In a winding up of Newco or Metcash, any claim for breach of the above undertakings is subordinated to the claims of all persons claiming in the winding up other than creditors whose claims are expressed by their terms to be subordinated to the claims of creditors of Newco or Metcash (as applicable) generally and members of Newco.

(b) Key terms of the CUPS

The CUPS are convertible preference shares.

Under the CUPS Terms, the CUPS will rank behind the claims of the holders of NZ Shares and the holders of Metcash A Shares but in priority to claims of the holders of Metcash Shares and any other class of shares ranking behind the CUPS in all respects (including as to payment of dividends and return of capital on winding up). Metcash has entered into the Subscription Agreement under which it gives various undertakings in favour of the CUPS Holder as set out in further detail in section 12.12(a). Claims for damages for breach of these undertakings will rank ahead of the claims of all members of Metcash in a winding up (including the holders of NZ Shares and Metcash A Shares).

A preferential non-cumulative dividend will be payable on the CUPS in arrears based on a rate equal to (Base Rate + Margin) x (1 – corporate tax rate) where the Base Rate is the 30 day bank bill rate on the first day of each calculation period and the Margin is the margin on the Syndicated Facility plus 1%. Payment of dividends will be subject to declaration by the Metcash Board. The first dividend payment date is the first business day after the first reset date (as set out below). If any dividend is not fully franked, Metcash must pay an additional amount to the CUPS Holder to compensate.

Metcash may, by notice to the holder, reset various terms of the CUPS on each reset date (the first of which is six months from the date of issue) including the dividend rate, conversion discount, dividend payment dates and reset dates. Metcash may extend the first reset date by three months if Metcash has not acquired 100% of the Foodland Shares pursuant to the Takeover Offer or the Takeover Offer has not lapsed or been withdrawn before that date.

The CUPS Holder will be entitled to request that all of the CUPS are exchanged on a reset date or on the occurrence of certain trigger events which include the amount paid for the CUPS exceeding 5% of the market capitalisation of Newco on any date (being the sum of the closing price on ASX of Newco shares multiplied by the number of Newco shares on issue plus the closing price of CULS on the ASX multiplied by the number of CULS on issue), non-payment of dividends, insolvency events, suspension of Newco Shares from trading, events of default under the Syndicated Facility and breach of undertakings in the Exchange Deed and the Subscription Agreement. Upon the CUPS Holder requesting exchange, Metcash:

- may, at its discretion, elect to repurchase the CUPS (by way of redemption, buy-back or capital reduction or procuring Newco or a third party to purchase the CUPS) for an amount equal to the face value plus interest at the rate of (Base Rate + Margin) (as described above) for the period from the last dividend payment date to the conversion date (**Redemption Amount**); or
- failing such election, must convert the CUPS into Newco shares by applying the Redemption Amount to acquire Newco shares at a 5% discount to the average of the 20 business day volume weighted average sale price of Newco shares sold on the ASX (**VWAP**) prior to the conversion.

The CUPS Holder cannot require repurchase of the CUPS. Metcash may elect to repurchase some or all of the CUPS if the CUPS Holder requests conversion or at any time other than in the period of 29 business days before an exchange date provided the amount of CUPS on issue after the repurchase is not less than $20,000,000.

If the CUPS Holder requests conversion before Metcash has acquired 100% of the Foodland Shares pursuant to the Takeover Offer or the Takeover Offer has lapsed or been withdrawn, the date on which those CUPS are redeemed or converted (as set out above) will be the earlier of the reset date (if applicable, as extended) or five business days after one of the events specified above in relation to the Takeover Offer has occurred. If this occurs, any CUPS converted into Newco shares will be converted at a 10% discount to VWAP (as defined above) and the number of shares into which those CUPS will convert will be determined by reference to the VWAP (as defined above) when the exchange would have occurred if the delay in the exchange referred to above was disregarded.

The CUPS Holder will have no right to vote other than in the limited circumstances required under the Corporations Act and the ASX Listing Rules. Metcash will be restricted from issuing further shares that rank equally or in priority to the CUPS other than in limited circumstances. Further share issues by Metcash and Newco (other than those contemplated at the time of execution of the Subscription Agreement) are not permitted without the approval of the CUPS Holder.

The CUPS will not be quoted on the ASX and the CUPS Holder will not be entitled to transfer legal title to the CUPS without the consent of Metcash.

Exchange Deed

Since the CUPS may convert into ordinary shares in Newco, Newco has entered into a deed poll in favour of the CUPS Holder (**Exchange Deed**) under which it gives a number of undertakings in relation to the CUPS.

Under the Exchange Deed, Newco agrees:

- to issue Newco shares to the CUPS Holder upon conversion of the CUPS as set out above;
- to pay, or procure the payment of the Redemption Amount (as defined above), if any notice to repurchase the CUPS given by Metcash specifies Newco or a third party as the purchaser of the CUPS.

If Newco does not comply with these obligations, the CUPS Holder has a claim against Newco in a winding up of an amount equal to the Repurchase Amount less any amount the CUPS Holder has been paid under the CUPS Terms, the Exchange Deed or the Subscription Agreement. This claim ranks after the payment of all creditors of Newco but ahead of holders of ordinary shares in Newco.

If Metcash does not pay any dividend on the CUPS as set out above, Newco may, but is not required to, pay an amount equal to the amount of the dividend.

Newco also gives a number of undertakings in favour of the CUPS Holder including that it will:

- do everything reasonable within its power to ensure that any ordinary shares in Newco to be issued on conversion will be, to the extent permitted by applicable law, including the Listing Rules, freely tradeable upon issue (including, to the extent required, to prepare a disclosure document to facilitate a sale) without the need for any further disclosure;
- comply with the terms and conditions of any ASX waiver in relation to the issue of ordinary shares in Newco on conversion;
- comply with all other obligations which are specified in the CUPS Terms to be done or not done by it and to do all other things which are necessary to be done by it to enable Metcash to comply with the CUPS Terms;
- procure that Metcash complies in all respects with the CUPS Terms;
- maintain all necessary corporate authorisations to enable it to perform any of the undertakings specified in this deed;
- not amend its constitution, and will not amend Metcash's constitution, in a manner which is adverse to the interests of the CUPS Holder;
- ensure Metcash does not issue any further CUPS;
- not create or issue any class of securities other than:
  - as contemplated in the proposed transactions as at the date of execution of the Exchange Deed;
  - as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;
  - the issue of ordinary shares in Newco on conversion of the CULS in accordance with their terms of issue;



- under an employee share or option plan of Newco; or
- under a dividend reinvestment plan of Newco,

- not incur any financial indebtedness which is subordinated to the claim of its creditors generally and ranks equally with, or senior to, the CUPS Holder's rights under the Exchange Deed other than financial indebtedness to refinance the CUPS or to retire or refinance any financial indebtedness other than financial indebtedness which is subordinated to the claims of the creditors generally of Newco;
- if Newco or any of its subsidiaries is beneficially entitled to any CUPS, not exercise, or direct the exercise of, any right to vote attached to the CUPS; and
- not dispose of, transfer or assign its shares in Metcash if the Schemes become Effective.

In a winding up of Newco, any claim for breach of the above undertakings is subordinated to the claims of all persons claiming in the winding up other than as members of Newco.

13 Financial information

13.1 Introduction

For the purpose of assessing the financial impact of the Capital Reorganisation a number of potential Outcomes have been considered as set out below.

Potential Outcomes table	Capital Reorganisation	Takeover Offer	Section reference	Entity[2]
Metcash standalone	✗[1]	✗	**13.4**	**Metcash**
Outcomes				
1 – Capital Reorganisation Effective but Takeover Offer not successful	✓	✗	**13.5, 13.8**	**Newco**
2 – Capital Reorganisation not Effective but Takeover Offer successful	✗	✓[1]	**13.6, 13.8**	**Metcash**
3 – Capital Reorganisation Effective and Takeover Offer successful	✓	✓[1]	**13.7, 13.8**	**Newco**

Legend:

✗ *Impact of this event not relevant to the financial information for this Outcome*

✓ *Impact of this event has been incorporated in the financial information for this Outcome*

Notes:

1 *In Outcomes where the Takeover Offer is successful, sensitivity analysis has been performed to illustrate the impact on gearing and EPS under various levels of acceptances of Metcash A Shares pursuant to the Takeover Offer*

2 *Under Outcome 2, Metcash relates to Metcash after it has acquired Foodland Australia, unless specified as Metcash standalone*

The Independent Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd is contained in Section 18. The report has been prepared in respect of the historical and forecast statements of financial performance and statements of cashflows, proforma statements of financial position and earnings per share calculations presented in this Section 13 and its appendix.

UOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION





13.2 Summary financial information

The summary information presented below for each Outcome is for the forecast year ending 30 April 2006.

		Outcome 1	Outcome 2	Outcome 3
	Metcash standalone	**Capital Reorganisation Effective but Takeover Offer not sucessful**	**Capital Reorganisation not Effective but Takeover Offer successful[4]**	**Capital Reorganisation Effective and Takeover Offer successful[4]**
	AGAAP Year ending 30 April 2006			
Sales ($ million)	7,232	7,232	9,191	9,191
EBITA ($ million)	205	205	295	295
EPS (cents)[3]	20.5	21.3	23.8	23.9
Metcash standalone adjusted EPS (cents)[1]	**n.a**	19.1	20.5	18.4
EPS accretion %[2,3]	n.a.	**12%**	**16%**	**30%**
Net debt / EBITDA (2006)	0.4x	2.6x[5]	1.1x[5]	2.1x[5]

Notes:

1. *Metcash standalone EPS of 20.5 cents has been adjusted under each Outcome in accordance with AASB 133. The quantum of adjustment is dependent on the assumption of the value of CULS converted to equity which differs between Outcomes. Refer Section 12 for further details*
2. *EPS accretion is measured relative to Metcash standalone adjusted EPS (which excludes any impact of the Equity Placement undertaken on 6 December 2004, the Share Purchase Plan announced on 6 December 2004 and any costs associated with the Capital Reorganisation or Takeover Offer)*
3. *Earnings is defined as earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs*
4. *Assumes 100% cash takeup by Foodland shareholders under the Takeover Offer*
5. *Ratio calculated on proforma net debt as at 31 October 2004*

Detailed analysis and explanation regarding the financial information for each Outcome and Metcash on a standalone basis is contained in the remainder of this Section and its appendix.

(a) Overview of financial information prepared

Set out below is a summary of the financial information that has been presented in this Section for Metcash standalone and Outcomes 1, 2 and 3.

The Metcash, Foodland and Newco financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act 2001.

The EBITDA figures included in the forecast statements of financial performance have been prepared on the basis of assumptions relating to the operating margins of the businesses, rather than specific calculations of the line items that might otherwise appear between "Sales" and "EBITDA". The computation of the figures included the application of a percentage to the sales figures.

(b) Metcash standalone financial information

Reference to financial information relating to Metcash standalone, refers to Metcash and its controlled entities on a consolidated basis.

The following financial information relating to Metcash on a standalone basis has been presented on an AGAAP basis:

- Historical statements of financial performance, earnings per share and statement of cashflow for the years ended 30 April 2003 and 2004
- Historical statement of financial position as at 31 October 2004
- Forecast statements of financial performance, earnings per share and statement of cashflow for the years ending 30 April 2005 and 2006

Assumptions underlying the preparation of forecast financial information for Metcash standalone and details of the adjustments required to

(c) Financial information for Outcomes 1, 2 and 3

For each of Outcomes 1, 2 and 3 the following financial information has been presented on an AGAAP and Australian IFRS basis:

- Forecast statement of financial performance, earnings per share and statement of cashflow for the year ending 30 April 2006
- Proforma statement of financial position as at 31 October 2004

Sensitivity analysis for Outcomes 2 and 3 and the principal differences between AGAAP and Australian IFRS as they relate to Metcash standalone and Outcomes 1, 2 and 3 are also presented below.

For assumptions relating to Outcomes 1, 2 and 3 refer to Section 13.8 and the appendix to this Section.

13.3 Basis of preparation

(a) Assumed Metcash share price and shares outstanding for preparation of financial information

Where relevant under Outcomes 1, 2 and 3, all financial information presented in this Section 13 that makes an assumption regarding the Newco / Metcash share price or shares outstanding assumes:

- a Metcash share price of $3.32, which is the 1 month VWAP prior to 12 January 2005. This is also approximately a 1 month period from the date of the Announcement of the Capital Reorganisation and Takeover Offer
- the shares outstanding in Metcash as at 12 January 2005, which includes the shares which will be issued under the Share Purchase Plan that closed on 11 January 2005

Under AGAAP, to the extent the actual share price immediately prior to the Effective Date of the Capital Reorganisation is different to $3.32, an adjustment to the pro forma statements of financial position in Outcomes 1 and 3 will be required to reflect the amended purchase consideration and corresponding goodwill arising in connection with Newco's acquisition of Metcash equity under the Capital Reorganisation.

Under Australian IFRS, the accounting treatment of the Capital Reorganisation will not result in the creation of any goodwill, but will be treated as a reverse acquisition by Metcash and accordingly an adjustment to reflect the actual share price immediately prior to the Effective Date of the Capital Reorganisation will not be required.

(b) Weighted average shares outstanding

The weighted average shares outstanding presented in this Section 13 assumes that the shares to be issued from the conversion of the CULS and CUPS are assumed to occur on 1 May 2005. The purpose of this is to present a proforma EPS number which captures the full impact of all shares assumed to be issued in connection with the Capital Reorganisation and Takeover Offer. This assumption is conservative, as in practice the conversion into ordinary equity will occur during the financial year and therefore the actual weighted average shares outstanding for the year ending 30 April 2006 will be lower. Accordingly, the EPS will be higher (assuming all other assumptions in this Section 13 and its appendix remain constant).

(c) Assumed Effective date of Capital Reorganisation and completion date for the Takeover Offer

The forecast financial information in this Section 13 assumes the Capital Reorganisation is Effective, the Takeover Offer is completed and all related funding costs are incurred on 1 May 2005. To the extent that this does not happen, the financial results for Newco / Metcash for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in this Section. The pro forma statement of financial position for each of Outcomes 1, 2 and 3 has been presented as at 31 October 2004.

(d) Assumed cash takeup under the Takeover Offer

The proforma statements of financial position, statements of financial performance, statements of cashflow and earnings per share presented under Outcomes 2 and 3 assumes 100% cash takeup under the Takeover Offer. Sensitivities illustrating the impact on EPS and gearing of differing levels of takeup of Metcash A Shares under the Takeover Offer are also presented for Outcomes 2 and 3 in Sections 13.6 and 13.7 respectively.



(e) Rounding

Numbers contained in this Section 13 and the appendix to the Section are rounded to zero decimal places, therefore if a set of numbers do not appear to add together precisely this is a function of rounding.

(f) Australian IFRS financial information

For reporting periods beginning on or after 1 January 2005, Metcash and Newco will be required to comply with Australian equivalent International Financial Reporting Standards (**Australian IFRS**) as issued by the Australian Accounting Standards Board (**AASB**).

The financial information presented in this Scheme Booklet that is referred to as being presented on an Australian IFRS basis reflects the series of standards adopted by the AASB in July 2004.

Metcash management has completed a thorough review of the impact of Australian IFRS upon the financial results for Metcash on a standalone basis. Under the provisions of Australian IFRS, Metcash will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Newco was incorporated in December 2004 and its first financial year end is 30 April 2005. Newco will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results for Foodland.

The information set out in Section 13.10 provides a summary of the principal differences (being those of a significant or material nature) between AGAAP and Australian IFRS as applicable to the financial information presented for Metcash, Newco and Foodland.

Shareholders and Optionholders should be aware that future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. In particular, goodwill is no longer amortised, however the carrying value will be assessed annually for impairment. Other intangible assets with finite lives will be continue to be amortised over their useful lives and assessed for impairment where there is an indicator. This may introduce considerable volatility into the future reported results of Metcash / Newco thereby adversely impacting distributable earnings. This issue is not specific to Metcash / Newco and similar issues are likely to apply to other companies reporting under Australian IFRS.

Shareholders and Optionholders should review the Australian IFRS forecasts and the basis for their preparation in conjunction with the description of the basis of preparation of the AGAAP forecasts set out below.

(g) Disclosure regarding forward looking statements

The forecast financial information and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of Metcash, Newco or Foodland to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 3.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Shareholders and Optionholders in assessing the proposed Capital Reorganisation. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Scheme Booklet and should be read in conjunction with the assumptions underlying their preparation as set out in Section 13.8.

(h) Foodland financial information

Financial information relating to Foodland has been sourced from publicly available information. Where considered appropriate, Metcash has adjusted certain Foodland financial information based on Metcash's industry knowledge and expertise. The primary sources of information about Foodland used by Metcash were as follows:

- Foodland's annual reports for 2003 and 2004

- Foodland's results presentations in 2003 and 2004
- Reports on Foodland prepared by stock brokers
- Press releases and ASX announcements made by Foodland
- IRESS and Bloomberg
- Other publicly released information on Foodland

Metcash has not had access to information on Foodland other than that which is available in the public domain. Metcash has not had access to the directors, management or staff of Foodland, or to any Foodland detailed budgets, workpapers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Foodland. Metcash does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Foodland will release up-to-date financial information and financial forecasts in its target statement that will be sent to Foodland shareholders and made available publicly.

(i) Differing financial year ends for Metcash and Foodland

The financial year end adopted by Metcash is 30 April compared to 1 August adopted by Foodland. Metcash has estimated its forecasts for Foodland primarily based on stockbroker's reports which are based on Foodland's year end of 1 August. Metcash has adjusted the forecasts by stock brokers, where considered appropriate, based on its industry knowledge and expertise. Metcash has not however adjusted the forecasts for the differing financial year ends between Metcash and Foodland and has therefore used the 1 August year end of Foodland as a proxy for its 30 April year end. For example, for 2005 Metcash has used the financial year end for Metcash as 30 April 2005 and used 1 August 2005 for Foodland as a proxy.

(j) Merger synergies and restructure costs

Included within the Newco / Metcash forecast financial information is an estimate of the merger synergies and restructure costs that are expected to arise in the event the Takeover Offer is successful.

The estimated impact of the synergies and restructuring costs is based on Metcash's directors' industry knowledge and information on Foodland available in the public domain.

There is therefore some uncertainty associated with the forecast financial information and actual estimated merger synergies and restructure costs may differ from those estimated.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Metcash has had an opportunity to conduct a detailed review of Foodland's operations and any relevant internal information.

(k) Foodland property activities

Foodland currently undertakes various property related activities, including ownership of investment properties, developed land and buildings and properties held for development.

It is Metcash's intention following completion of the Takeover Offer to undertake a review of Foodland's Australian property assets with a view to disposing of these assets.

For the purpose of preparing the statement of financial performance of Newco, Metcash has excluded any income from property and has excluded all property assets from the proforma statement of financial position of Newco/Metcash. Refer to the appendix to this Section for further detail.

In the event that all properties have not been disposed of by the announcement of Newco / Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the statement of financial position at that date and the financial results for that period will be required to consolidate the financial impact of the property ownership. Accordingly, the financial results for Newco / Metcash for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in this Section.


CONVENIENC

(l) Treatment of Action Supermarkets

In accordance with one of Metcash's core principles of not competing with its customers, it is Metcash's intention to divest the Action Supermarkets (acquired from Foodland if the Takeover Offer is successful) to independent retailers.

To implement this intention, a special purpose divestment vehicle will be established to hold Action Supermarkets, thereby effectively "ring fencing" them from Newco / Metcash. The stores will be sold over a period, which management expect not to exceed 12-18 months. For this reason, no results from retail operations from the Action Supermarkets are included in the forecast financial information presented in this Section.

In the event any Action Supermarkets have not been divested by announcement of Newco / Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the Newco / Metcash statement of financial position at that date will include unsold stores and the statement of financial performance will consolidate the financial results of the Action Supermarkets for the period owned.

Accordingly, the financial results for Newco / Metcash for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in this Section. Please refer to the appendix of this Section for details of historical sales of Action Supermarkets.

(m) Treatment of Foodland New Zealand in Newco/Metcash forecasts

All income from and assets of the Foodland New Zealand business have been excluded from the forecast financial information of Newco/Metcash on the basis that existing Foodland shareholders will retain ownership of the Foodland New Zealand business with the intention to list this new entity on the Australian Stock Exchange (subject to ASX approval). In the event that this has not been completed by the announcement of Newco / Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005), then the statement of financial position as at that date and the financial results for the Foodland New Zealand business for that period will be required to be consolidated.

Accordingly, the financial results for Newco / Metcash for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in this Section.

(n) Acquisition of Metoz Holdings

If the Capital Reorganisation is Effective, Newco will acquire 100% of the issued share capital in Metoz Holdings. The total consideration paid by Newco for the acquisition of Metoz Holdings will be approximately $1,125 million which includes the price paid for the acquisition of shares from Metoz Holdings shareholders and, following acquisition, the assumption and subsequent payment of Metoz's net liabilities.

Metoz Holdings' only material asset is its subsidiary shareholding in Metcash. Metoz's net liabilities are estimated to be approximately $27 million at the date when the Capital Reorganisation is expected to become Effective.

It is Metcash's intention that Metoz Holdings will be liquidated shortly after the Capital Reorganisation becomes Effective. Prior to liquidation, it is intended a Metoz Holdings subsidiary, owning indirectly all shares in Metcash controlled by Metoz Holdings, be transferred to Metcash and all liabilities settled. On liquidation, the remaining assets of Metoz Holdings, if any, will be distributed to Newco. Refer to Post-Scheme Restructure detailed in Section 9.

13.4 Metcash standalone

The financial information presented below relates to Metcash standalone and has been compiled assuming that neither the Capital Reorganisation nor the Takeover Offer were undertaken. Accordingly, the information below excludes any impact of:

- transaction costs Metcash will incur in connection with the Capital Reorganisation and Takeover Offer
- the Equity Placement undertaken by Metcash on 6 December 2004
- the Share Purchase Plan announced by Metcash on 6 December 2004

Metcash will incur transaction costs of approximately $50 million if the Capital Reorganisation is not Effective and the Takeover Offer is unsuccessful. These costs relate to legal, funding, and advisory expenses.

If the Capital Reorganisation does not become Effective Metcash will incur a large portion of these costs prior to 30 April 2005, thereby potentially limiting the amount of any dividend that Metcash may declare and payout from the profits generated in the 2005 financial year.

In addition, interest income on the cash raised from the Equity Placement and SPP have also been excluded from the forecasts.

(a) Statement of financial position

The historical statement of financial position detailed below has been extracted from the half year financial report of Metcash as at 31 October 2004 and is prepared under AGAAP. Under half year reporting requirements Metcash's auditor, Ernst & Young has reviewed this financial report.

	AGAAP
	31-Oct-04
$ million	Historical[1]
Current assets	
Cash	19
Inventory	428
Accounts receivable	694
Other	9
Total current assets	**1,150**
Non-current assets	
Accounts receivable	10
Property, plant & equipment	129
Intangibles	236
Other	5
Total non-current assets	**380**
Total assets	**1,530**
Current liabilities	
Debt	86
Accounts payable	881
Other	44
Total current liabilities	**1,011**
Non current liabilities	
Debt	16
Other	19
Total non current liabilities	**35**
Total liabilites	**1,046**
Net assets	**484**
Equity	563
Retained earnings	(93)
Other	14
Total equity	**484**

Note:

1 Statement of financial position excludes impact of the $35 million (5.5 cent per Metcash share) interim dividend declared by Metcash on 25 November 2004 and paid on 15 December 2004 and the proposed dividend of 4.0 cent (approximately $30 million). Refer to Section 3 for further details.



(b) Statements of financial performance

The Metcash standalone historical statements of financial performance and statements of cashflow shown below have been compiled on an AGAAP basis and extracted from Metcash's audited consolidated statements of financial performance for the years ended 30 April 2003 and 30 April 2004. The forecasts for 30 April 2005 and 30 April 2006 are based on a number of assumptions which are set out in Section 13.8. The forecast financial information for the year ending 30 April 2005 has been based on the actual results for the 6 months to 31 October 2004 plus forecasts for the 6 months to 30 April 2005.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
Sales	**6,696**	**7,174**[1]	**7,090**	**7,232**
Sales growth		*7.1%*	*(1.2%)*	*2.0%*
EBITDA	**181**	**211**	**222**	**231**
Depreciation	(23)	(20)	(24)	(26)
EBITA[2]	**158**	**191**	**198**	**205**
EBITA margin	*2.4%*	*2.7%*	*2.8%*	*2.8%*
Amortisation	(25)	(28)	(29)	(29)
EBIT	**133**	**163**[1]	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

Notes:

1 *Financial information for 30 April 2004 represents 53 weeks trading. For comparative purposes Sales and EBIT for the 52 weeks ending 30 April 2004 were $7,044 million and $159 million respectively. The actual adjusted sales growth for the 52 weeks ending 30 April 2004 is 5.2% and the forecast adjusted sales growth for the year ending 30 April 2005 is 0.7%*

2 *In accordance with Metcash's current accounting policies finance lease amortisation ($5 million for the year ended 30 April 2003, $7 million for the year ended 30 April 2004 and forecast $7 million per annum for the 2 years ending 2006) has been classified as amortisation. In the five year review contained in Metcash's 2004 Annual Report, finance lease amortisation for these periods has been treated as depreciation*

(c) Earnings per share

Set out below is Metcash's standalone historic and forecast earnings per share for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
Reported NPAT	**81**	**102**	**105**	**110**
Add goodwill amortisation	19	21	22	22
Adjusted NPAT	**100**	**123**	**127**	**132**
Weighted average shares outstanding	621	634	639	640
Basic EPS (cents)	**16.2**	**19.3**	**19.8**	**20.5**

(d) Statement of cashflow

Set out below is Metcash's standalone historic and forecast statement of cashflow for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	30-Apr-03	30-Apr-04	30-Apr-05	30-Apr-06
$ million	Historical		Forecast	
EBITDA	181	211	222	231
Change in working capital	(26)	(31)	(22)	(19)
Tax paid	(34)	(41)	(57)	(59)
Net interest expense	(8)	(8)	(8)	(7)
Operating cashflow	**113**	**131**	**135**	**146**
Less capital expenditure	(28)	(26)	(28)	(29)
Less investments	(18)	(33)	(27)	(20)
Net cashflow pre financing	**67**	**72**	**80**	**97**

(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone, based on the historical statement of financial position as at 31 October 2004.

	AGAAP
	Metcash standalone
Net debt / EBITDA (2006)	0.4x
2006 EBITA / net interest (2006)	29.1x
Net debt / net debt + book equity	15%

(f) Management commentary on historical results

For ease of reference, the following brief commentary pertaining to the historical financial performance of Metcash, as contained in Metcash's Annual Reports for the years ending 30 April 2003 and 2004, is summarised below:

- Net profit after tax (NPAT) rose 25% from 30 April 2003 to 30 April 2004 to $102 million, based on 7.1% sales growth for the 53 week period, exceeding group forecasts
- Operating cashflow (pre investments and financing) grew from $113 million to $131 million
- The growth in earnings per share (before goodwill) from 30 April 2003 to 30 April 2004 of 19.3% from 16.2 cents to 19.3 cents facilitated the 28% increase in dividends declared out of the year's profits, to a fully franked 11 cents per share from the 8.6 cents per share of 2003
- Each of Metcash's three businesses performed exceptionally well with solid improvements in sales and profits. The key focus of the group was to grow sales and volumes whilst reducing the cost of doing business
- Cost of doing business (includes the direct and indirect costs of operating the group's businesses) reduced from 71% of gross profit in 2003 to 68% in 2004. This was and continues to be, a focus in each business division. The 2004 result was achieved by reducing costs through investment in new distribution technologies and rigorous control of cost / income relationships.



Further commentary relating to the historical financial results for Metcash for the years ending 30 April 2003 and 2004 can be sourced from each respective year's Annual Report.

(g) Forecast assumptions

The material and best estimate assumptions made by the directors in preparing the Metcash standalone forecast statements of financial performance and statements of cashflow for 2005 and 2006 are as follows:

General assumptions

- There will be no significant change in the economic conditions or in the competitive environment in which Metcash operates
- There are no major investments by Metcash in new projects outside the core business of Metcash and no material sales of non-core assets
- The company tax rate in Australia remains at 30%
- There will be no material adverse change in any other taxes relevant to Metcash
- There will be no material changes in the terms and conditions with customers and suppliers
- There are no changes in applicable accounting standards or other mandatory professional reporting requirements in Australia, (other than those pertaining to the application of Australian IFRS) which would have a material effect on the results of Metcash
- Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements
- Newco will not consolidate Metcash for tax consolidation purposes

Major trading assumptions

- The impact of the loss of the supply agreement between ALM and Australian Leisure and Hospitality group (**ALH**) on 13 August 2004 has been taken into account. The agreement generated annual sales for ALM of approximately $140 million in the year ending 30 April 2004 and $41 million in the year ending 30 April 2005
- The impact of the cessation of the supply agreement between IGA and Franklins in January 2005 has been taken into account. The agreement generated annual sales for IGA of approximately $600 million in the year ending 30 April 2004 and $450 million in the year ending 30 April 2005
- Ongoing deterioration of convenience store sales resulting from the discount petrol schemes being offered by Woolworths and Coles
- Organic sales growth at the current underlying growth rate (after adjusting for above factors) as applicable to each of Metcash's business divisions
- Certain targeted revenue growth strategies applicable to each of Metcash's business divisions – these activities are not discussed in detail in view of their commercial and strategic sensitivity
- Other applicable growth strategies assumed in the forecast financial information include the following:

  IGA

  - Completion of the IGA channel rebranding and relaunch strategy, further enhancing the market positioning of the IGA brand and its broad, yet distinguishable, retail offerings
  - Ongoing development of new Supa IGA stores in partnership with customers, targeted to be approximately 45 stores over three years, commencing in the 2005 financial year
  - Securing an increased share of total grocery customer's purchases, by decreasing the proportion which is currently direct supply from manufacturers and increasing the purchases going through the Metcash warehouse
  - Expansion of network of Valu Mart 'price impact' stores in partnership with customers

ALM

- Targeted acquisitions in the liquor wholesale market, replacing volume lost due to competitor acquisitions of customers
- Further development and expansion of the IBA network as a focused national grouping of liquor retailers operating under a clearly defined brand strategy
- Securing an increased share of suppliers' 'direct-to-customer' business

CCC

- Targeted acquisitions in the confectionery wholesale market in line with the strategy of consolidating a significant presence as a national leader of confectionery supply to the convenience market
- Expansion of the 'street' foodservice network
- Targeted cash and carry wholesaler acquisitions

- Metcash's gross margin has been assumed to be broadly consistent with historical trends. The cost of doing business as a percentage of sales will continue to reduce at a rate consistent with historical trends and reflective of Metcash's ongoing drive to improve supply chain efficiency via targeted technological improvements, such as the implementation of 'voice pick' technology into all major distribution facilities. Together, these factors are forecast to result in an improvement in Metcash's EBITDA margin over the last two years to 30 April 2006.

Cashflow assumptions

- Capital expenditure is forecast to remain at a level consistent with established historical trends
- Investing activities include expectations of future acquisitions of confectionery wholesalers and other bolt-on acquisitions anticipated in the CCC and ALM businesses
- Working capital movement is forecast to reflect current trends. The cash flow impact of loans to customers and early creditor payments which affected the reported operating cash flows for the 6 months ended 31 October 2004 have not been included in forecast working capital movements as Metcash has assessed these items as one-offs

(h) Australian IFRS

Metcash has completed a thorough review of the Australian IFRS implications upon its business and are of the opinion that the only significant adjustment from AGAAP prepared accounts will be to reverse amortisation of goodwill in accordance with AASB 3 (Business Combinations).

The impact on the historical statement of financial position as at 31 October 2004 will be to reverse 6 months of amortisation of goodwill expense of $11 million to retained earnings and adjust the carrying value of goodwill accordingly.

The impact on the forecast statements of financial performance in the years ending 30 April 2005 and 2006 will be to exclude the annual amortisation of assumed goodwill expense of $22 million in deriving the AGAAP results. This will result in a NPAT for the year ending 30 April 2005 of $127 million and 30 April 2006 of $132 million.

13.5 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

This Section sets out financial information in relation to Outcome 1, whereby the Capital Reorganisation is Effective but the Takeover Offer is unsuccessful.

Section 13.8 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 13.10 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the proforma statement of financial position and forecast statement of financial performance for Newco.



(a) Proforma statement of financial position

Set out below is the proforma statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	19	19
Inventory	428	428	428
Accounts receivable	694	694	694
Other	9	9	9
Total current assets	**1,150**	**1,150**	**1,150**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	129	129
Intangibles	236	1,912	247
Other	5	5	5
Total non-current assets	**380**	**2,056**	**391**
Total assets	**1,530**	**3,206**	**1,541**
Current liabilities			
Debt	86	86	86
Accounts payable	881	881	881
Other	44	44	44
Total current liabilities	**1,011**	**1,011**	**1,011**
Non-current liabilities			
Debt	16	532	532
Other	19	19	19
Total non-current liabilities	**35**	**551**	**551**
Total liabilities	**1,046**	**1,562**	**1,562**
Net assets	**484**	**1,644**	**(21)**
Equity	563	1,644	1,213
Retained earnings	(93)	0	(131)
Other reserves	14	0	(1,103)
Net equity	**484**	**1,644**	**(21)**

Under Australian IFRS, the treatment of the acquisition of all shares in Metoz Holdings and all the shares in Metcash excluding shares owned by Metoz as a reverse acquisition contributes significantly to Newco's pro forma net liability position as at 31 October 2004 (see Section 13.9). On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed as the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz Holdings shares is eliminated against other reserves.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco shortly after the Effective Date of the Capital Reorganisation and 25% after 6 months. It is assumed the residual funds raised under the CULS and 100% of the CUPS are redeemed after 6 months. The proforma statement of financial position presented above and in the appendix to this Section are presented after the conversion and redemption of the CULS and CUPS (refer to Section 12 for further detail).

The appendix to this Section contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome. Details of the adjustments made to derive the statement of financial position under Australian IFRS are set out in Section 13.10.

(b) Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Sales	**7,232**	**7,232**	**7,232**
EBITDA[1]	**231**	**231**	**231**
Depreciation	(26)	(26)	(26)
EBITA[1]	**205**	**205**	**205**
EBITA margin[1]	2.8%	2.8%	2.8%
Transaction and restructure costs[2]	0	(33)	(34)
Amortisation	(29)	(103)	(7)
EBIT	**176**	**69**	**164**
Net interest expense	(7)	(41)	(43)[2]
PBT	**169**	**27**	**120**
Tax expense	(59)	(42)	(42)
Reported NPAT	**110**	**(15)**	**78**

Notes:

1 *Pre transaction and restructure costs*

2 *CUPS are assumed to be redeemed 6 months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a redemption premium of 8% p.a of the value of CUPS issued is payable on redemption. Refer to Section 13.9 for further details.*



(c) Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	(15)	78
Add post tax transactions and restructure costs	0	26	26
Add goodwill amortisation	22	95	0
Adjusted NPAT	132	107	105
Weighted average shares outstanding (million)	640	501	501
Basic EPS	20.5	21.3	20.9
Metcash standalone adjusted EPS (cents)[1]	19.1	19.1	19.1
EPS accretion	**na**	**12%**	**10%[2]**

Notes:

1 EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $372 million of CULS to ordinary equity in Newco

2 EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under Australian IFRS

(d) Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to Outcome 1. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and redemption premium payable of approximately $2 million on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
	Metcash standalone	Newco
EBITDA	231	231
Change in working capital	(19)	(19)
Tax paid	(59)	(42)
Net interest expense	(7)	(41)
Operating cashflow	**146**	**129**
Less capital expenditure	(29)	(29)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**80**

Note:

1 Pre financing, transaction and restructure costs

(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.6x[1]
2006 EBITA/net interest (2006)	29.1x	4.9x
Net debt/net debt + book equity	15%	27%[1]

Note:

1 Proforma net debt as at 31 October 2004 used in ratio

13.6 Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful

This Section sets out financial information in relation to Outcome 2, whereby the Capital Reorganisation is not Effective but Takeover Offer is successful.

In this Outcome, Newco does not acquire Metcash and therefore a reference to Metcash is a reference to Metcash after it has acquired Foodland Australia, unless specified as Metcash standalone.

Section 13.8 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.



Section 13.10 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the proforma statement of financial position and the forecast statement of financial performance for Metcash.

(a) Proforma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Metcash (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Metcash	Metcash
Current assets			
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	694	766	766
Other	9	13	13
Total current assets	**1,150**	**1,327**	**1,327**
Non-current assets			
Accounts receivable	10	10	10
Property, Plant & Equipment	129	146	146
Intangibles	236	601	597
Other	5	82	82
Total non-current assets	**380**	**839**	**835**
Total assets	**1,530**	**2,166**	**2,162**
Current liabilities			
Debt	86	86	86
Accounts payable	881	988	988
Other	44	44	44
Total current liabilities	**1,011**	**1,118**	**1,118**
Non-current liabilities			
Debt	16	293	293
Accounts payable		2	2
Other	19	19	45
Total non-current liabilities	**35**	**314**	**340**
Total liabilities	**1,046**	**1,432**	**1,458**
Net assets	**484**	**734**	**704**

The appendix to this Section contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome. Details of the adjustments made to derive the statement of financial position under Australian IFRS are set out in Section 13.10.

In this Outcome, 100% of the funds raised from the issue of CULS must be redeemed. Given the Capital Reorganisation was not Effective the CUPS are not drawn. The proforma statement of financial position presented above and in the appendix to this Section are presented after the redemption of the CULS (refer to Section 12 for further detail).

(b) Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and forecast statement of financial performance for Metcash for the year ending 30 April 2006 (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30 Apr 06	30 Apr 06	30 Apr 06
$ million	Metcash standalone	Metcash	Metcash
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(37)	(67)[2]
Amortisation	(29)	(46)	(7)
EBIT	**176**	**211**	**220**
Net interest expense	(7)	(33)	(33)
PBT	**169**	**179**	**188**
Tax expense	(59)	(71)	(65)
Reported NPAT	**110**	**108**	**122**

Notes:

1 Pre transaction and restructure costs

2 Restructure costs expensed under Australian IFRS



(c) Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and Metcash (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30 Apr 06	30 Apr 06	30 Apr 06
$ million	Metcash standalone	Metcash	Metcash
Reported NPAT	110	108	122
Add post tax transaction and restructure costs[1]	0	29	53
Add goodwill amortisation	22	39	0
Adjusted NPAT	132	176	176
Weighted average shares outstanding	640	737	737
Basic EPS[2]	20.5	23.8	23.8
EPS accretion	n.a.	16%	16%[3]

Notes:

1 *Non recurring transaction costs and restructure costs*

2 *EPS is not adjusted as no CULS are converted to ordinary equity in Metcash under this Outcome*

3 *EPS accretion measured against Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under IFRS*

(d) Forecast statement of cashflow

Set out below is Metcash's standalone and Metcash's forecast cashflow for the financial period ending 30 April 2006. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects no significant impact on the forecast cashflow from the change from AGAAP to Australian IFRS.

	30 Apr 06	30 Apr 06
$ million	Metcash standalone	Metcash
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(70)
Net interest expense	(7)	(33)
Operating cashflow	**146**	**203**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**146**

Note:

1 *Pre financing, transaction and restructure costs*

(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Metcash pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Metcash
Net debt/EBITDA (2006)	0.4x	1.1x[1]
2006 EBITA/net interest (2006)	29.1x	9.0x
Net debt/net debt + book equity	15%	33%[1]

Note:

1 Proforma net debt as at 31 October 2004 used in the above ratio

(f) Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Outcome.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland shareholders of Metcash A Shares as opposed to cash.

Metcash A Share take-up	AGAAP		
	0%	50%	100%
Net debt/net debt + book equity[1]	33%	(6%)[2]	(45%)[2]
EPS accretion[3]	16%	7%	(1%)

Notes:

1 Proforma net debt and proforma book value of equity as at 31 October 2004 used in ratio

2 Negative gearing a function of cash being greater than debt

3 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs relative to Metcash standalone EPS

A capital management program, such as a buy-back, would be undertaken to ensure an optimum balance of debt and equity. Metcash will buy-back ordinary shares equal to the number of Metcash A Shares issued to Foodland Shareholders. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period. This means the 0% Metcash A Share take-up sensitivity is a more realistic guide to the likely impact.

Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

Foodland Australia EBITA change	AGAAP 30 April 2006	
	+5%	-5%
Basic EPS[1] (cents)	24.3	23.4
Metcash standalone basic EPS (cents)	20.5	20.5
EPS accretion %	18%	14%

Note:

1 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs



13.7 Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

This Section sets out financial information in relation to Outcome 3, whereby the Capital Reorganisation is Effective and Takeover Offer is successful.

Section 13.8 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 13.10 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the proforma statement of financial position and the forecast statement of financial performance for Newco.

(a) Proforma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	31 Oct 04	31 Oct 04	31 Oct 04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	694	766	766
Other	9	13	13
Total current assets	**1,150**	**1,327**	**1,327**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	146	146
Intangibles	236	2,382	606
Other	5	82	82
Total non-current assets	**380**	**2,620**	**844**
Total assets	**1,530**	**3,947**	**2,171**
Current liabilities			
Debt	86	86	86
Accounts payable	881	988	988
Other	44	44	44
Total current liabilities	**1,011**	**1,118**	**1,118**
Non-current liabilities			
Debt	16	620	620
Accounts payable		2	2
Other	19	19	45
Total non-current liabilities	**35**	**641**	**667**
Total liabilities	**1,046**	**1,759**	**1,785**
Net assets	**484**	**2,188**	**385**

The appendix to this Section contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco shortly after the Effective Date of the Capital Reorganisation and 25% after 6 months. It is assumed the remaining 50% of the CULS are also converted after 6 months. 100% of the CUPS are assumed to be converted into ordinary equity in Newco after 6 months. The proforma statement of financial position presented above and in the appendix to this Section are presented after conversion of the CULS and CUPS (refer to Section 12 for further detail).

(b) Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	30 Apr 06	30 Apr 06	30 Apr 06
$ million	Metcash standalone	Newco	Newco
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(20)	(50)
Amortisation	(29)	(126)	(7)
EBIT	**176**	**149**	**237**
Net interest expense[2]	(7)	(56)	(58)
PBT	**169**	**93**	**179**
Tax expense	(59)	(64)	(58)
Reported NPAT	**110**	**29**	**122**

Notes:

1 *Pre transaction and restructure costs*

2 *CUPS are assumed to be converted 6 months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a redemption premium of 8% p.a of the value of CUPS issued, is payable on conversion. Refer to Section 13.9 for further details.*



(c) Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and for Newco for the year ending 30 April 2006 (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30 Apr 06	30 Apr 06	30 Apr 06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	29	122
Add post tax transaction and restructure costs[1]	0	10	35
Add goodwill amortisation	22	119	0
Adjusted NPAT	132	159	157
Weighted average shares outstanding	640	664	664
Basic EPS	20.5	23.9	23.6
Metcash standalone adjusted EPS (cents)[2]	18.4	18.4	18.4
EPS accretion	**na**	**30%**	**28%[3]**

Notes:

1 *Non recurring transaction and restructure costs*

2 *EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $744 million of CULS to ordinary equity in Newco*

3 *EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under IFRS*

(d) Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to this Outcome. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and redemption premium payable on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
$ million	Metcash standalone	Newco
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(62)
Net interest expense	(7)	(56)
Operating cashflow	**146**	**188**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**130**

Note:

1 *Pre financing, transaction and restructure costs*

(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.1x[1]
2006 EBITA/net interest (2006)	29.1x	5.3x
Net debt/net debt + book equity	15%	24%[1]

Note:

1 Proforma net debt as at 31 October 2004 used in the above ratio

(f) Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Outcome.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland shareholders of Metcash A Shares as opposed to cash.

Metcash A Share take-up	AGAAP		
	0%	50%	100%
Net debt/net debt + book equity[1]	24%	24%	9%
EPS accretion[2]	30%	28%[3]	19%[3]

Notes:

1 Proforma net debt and proforma book value of equity as at 31 October 2004 used in ratio

2 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs relative to Metcash standalone EPS

3 This sensitivity assumes Metcash will issue 2.44 Metcash A Shares to Foodland shareholders who accept Metcash A Shares as opposed to the cash alternative under the Takeover Offer. The 2.44 Exchange Ratio will be adjusted in accordance with the formula set out in the appendix to this Section due to CULS being a pro rata issue. The 2.44 Exchange Ratio in the above sensitivity has not been adjusted given the adjustment factor can not be reasonably quantified as it is based on future share prices of Metcash. Therefore the actual EPS if adjusted may be less

As set out in Section 12 Newco has the ability to redeem up to 50% of the CULS if the Capital Reorganisation becomes Effective and the ability to either convert or redeem the CUPS. Under the sensitivity above where Foodland shareholders accept Metcash A Shares it has been assumed that Newco redeems the 50% of the CULS it is entitled to redeem and redeems the 100% of CUPS.

Depending on the level of Metcash A Share takeup under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.



Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

Foodland Australia EBITA change	AGAAP 30 April 2006	
	+5%	-5%
Basic EPS[1] (cents)	24.4	23.4
Metcash standalone adjusted basic EPS[1 2] (cents)	18.4	18.4
EPS accretion %	32%	27%

Notes:

1 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs

2 EPS has been adjusted in accordance with AASB 133 given the CULS is a pro-rata issue

13.8 Assumptions relating to Outcomes 1, 2 and 3

There is significant commonality in the assumptions underlying the preparation of the financial information pursuant to each of Outcomes 1, 2 and 3. Accordingly, the assumptions underlying the preparation of the financial information have been allocated into four discrete groups which apply to the 3 Outcomes to the extent shown in the table below:

Assumptions	Outcome 1 Capital Reorganisation Effective but Takeover Offer not successful	Outcome 2 Capital Reorganisation not Effective but Takeover Offer successful	Outcome 3 Capital Reorganisation Effective and Takeover Offer successful
Assumptions relating specifically to the Capital Reorganisation	✓	✗	✓
Assumptions relating specifically to the Takeover Offer	✗	✓	✓
Assumptions relating to transaction costs	✓	✓	✓
Assumptions relating to funding structure	✓	✓	✓

Legend:

✗ *Assumptions are not relevant for the preparation of the financial information in respect of this Outcome*

✓ *Assumptions are relevant for the preparation of the financial information in respect of this Outcome*

Assumptions relating specifically to the Capital Reorganisation apply to Outcomes 1 and 3, and hence have not been repeated in Sections 13.5 and 13.7. Assumptions relating specifically to the Takeover Offer apply to Outcomes 2 and 3, and hence have not been repeated in Sections 13.6 and 13.7. Assumptions detailed below relating to transaction costs and funding structure are common to each Outcome and hence have not been repeated in Sections 13.5 to 13.7 above.

(a) Assumptions relating specifically to the Capital Reorganisation

The following assumptions relate specifically to the Capital Reorganisation:

- Metcash's standalone financial performance remains unchanged. That is, it is assumed to be as set out in Section 13.4
- Under AGAAP, pursuant to Newco's acquisition of all shares in Metoz Holdings and all the shares in Metcash, excluding shares owned by Metoz, goodwill of up to approximately $1.8 billion arises, representing the difference between the fair value of the assets and liabilities acquired and the consideration paid to Metcash shareholders (excluding Metoz) and the conversion of CULS into Newco ordinary shares. This goodwill is amortised over 20 years
- Under Australian IFRS (AASB 3 Business Combinations) the acquisition of all shares in Metoz Holdings and all the shares in Metcash excluding shares owned by Metoz will be treated as a reverse acquisition (see Section 13.9). On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz Holdings shares is eliminated against other reserves.

- The acquisition of the shareholding of the existing Shareholders will be effected by a scrip issue of 1 Newco share for every Metcash Share
- For detail in regards to the CULS and CUPS refer to Sections 12 and 13.9.

(b) Assumptions relating specifically to the Takeover Offer

The following assumptions relate specifically to the Takeover Offer:

- Metcash acquires 100% of the shares of Foodland
- Newco / Metcash will initially invest $101 million into the limited recourse vehicle that will own the Action Supermarkets. Following the completion of the Takeover Offer, the Action Supermarkets acquired will be transferred into the limited recourse vehicle. It is intended that the Action Supermarkets will be sold to independent retailers within 12-18 months of the completion of the Takeover Offer
- The proforma statement of financial position of Newco / Metcash has been prepared assuming all Action Supermarkets have been divested to independent retailers at the same price paid by Metcash. The proceeds from these divestments are assumed to be used firstly to repay the limited recourse Action Facility. Once this is fully repaid, Newco / Metcash will recoup its investment in the limited recourse vehicle
- Whilst it is intended that Newco / Metcash will divest all Action Supermarkets within 12 - 18 months, the forecast of financial performance, cashflows and earning per share calculations for Outcomes 2 and 3 assume Newco / Metcash has not recouped any of it $101 million investment by 30 April 2006 or received any return on its equity investment
- No retail earnings from owning the Action Supermarkets have been assumed in the forecasts
- Newco / Metcash supplies all Action Supermarkets whilst owned by the limited recourse vehicle and subsequently when owned by independent retailers following divestment
- Newco / Metcash will supply the wholesale equivalent of approximately 60% of the total retail sales of the Action Supermarkets
- Newco / Metcash supplies all independent retailers currently being supplied by Foodland in Western Australia
- Refer to the appendix to this Section for a detailed breakdown of the bridge from Foodland Wholesale and Action Supermarkets store sales for 2006 to the sales revenue assumed that Newco / Metcash will derive if the Takeover Offer is successful
- Growth in Foodland Wholesale sales and Action Supermarkets sales has been sourced from stock broker's forecasts and adjusted where considered appropriate, by Metcash based on Metcash's industry knowledge and expertise
- Metcash believes the assumed growth of wholesale sales to the Action Supermarkets of approximately 8% per annum from 2004 to 2006 is reasonable due to:
  - strong population growth expected in Queensland
  - benefits from the recent refurbishment and new store program
  - enhanced opportunity to drive growth from implementing the Metcash and IGA business model
- Metcash believes the assumed relatively flat growth of wholesale sales to the independent retailers that Foodland is currently supplying in Western Australia from 2004 to 2006 is reasonable due to:
  - the relaxation of trading hours in Western Australia
  - improved competitive pricing under the Metcash business model
- Newco / Metcash will service Queensland and Northern NSW Action Supermarkets with existing Metcash infrastructure and that no significant new infrastructure investment will be required
- Newco / Metcash services independent and Action Supermarkets in Western Australia with the existing Foodland distribution centre and that no significant new infrastructure investment will be required



- Foodland New Zealand is transferred out of Newco / Metcash immediately after the successful completion of the Takeover Offer. The forecast statement of financial performance of Newco / Metcash does not include any earnings from Foodland New Zealand and the proforma statement of financial position of Newco / Metcash does not include the assets and liabilities of Foodland New Zealand
- The EBITA margin earned on the wholesale sales to independent retailers in Western Australia and the Action Supermarkets has been assumed based on Metcash's experience with supplying independent retailers and is not necessarily consistent with Foodland's current wholesale EBITA margins. This EBITA margin reflects operational synergies which are listed below
- Operational EBITA synergies are assumed to arise as a result of:
  - improved buying power and rebate revenue
  - benefits relating to supply chain and logistics, in particular the cessation of the operations of the Richlands warehouse operated by Foodland Australia
  - the assumed amalgamation of the general administration, information technology and corporate services functions of Foodland Australia with Metcash's existing operations
  - the closure of the Melbourne buying office with the relocation of some staff
  - the centralisation of the corporate head office function
- No income is assumed from the Foodland property assets that Metcash will acquire through the Takeover Offer and they are not included in the pro-forma statement of financial position for Newco / Metcash
- Metcash has recognised a reduction in debt in respect of the property currently held by Foodland Australia which is equal to the book value
- Restructure costs of $30 million have been assumed as part of the Takeover Offer. These costs have been capitalised in preparing the financial information for the Takeover Offer under AGAAP and expensed as incurred under Australian IFRS
- The proforma statement of financial position for Newco / Metcash has required Metcash to make a number of assumptions in regard to the proforma statement of financial position of Foodland Wholesale. The methodology for and assumptions used to derive the proforma statement of financial position for Foodland Wholesale is detailed in the appendix to this Section

(c) Assumptions relating to transaction costs

The following assumptions relating to transaction costs are applicable to each Outcome:

- Transaction costs relating to debt finance are capitalised and amortised over the period of the debt under AGAAP and Australian IFRS
- Transaction costs relating to equity raised are deducted from the equity proceeds under AGAAP and Australian IFRS
- Transaction costs not related to debt or equity are capitalised into the cost of investment as part of the Capital Reorganisation and Takeover Offer under AGAAP and Australian IFRS
- If either or both the Capital Reorganisation or Takeover Offer are unsuccessful, costs attributable to the unsuccessful event are written off immediately under AGAAP and Australian IFRS
- Refer to Section 13.9 for details on the treatment of the transaction costs relating to the CULS and CUPS

(d) Assumptions relating to funding structure

The funding structure under each Outcome differs. Details relating to the funding structures for Outcomes 1, 2 and 3 are contained in Section 12.

13.9 Accounting considerations

Detailed below are the key accounting considerations which arise in connection with the Capital Reorganisation and Takeover Offer.

(a) Reverse take-over assessment

If the Capital Reorganisation is Effective, the Metcash Shares owned by all non-Metoz shareholders will be exchanged for Newco Shares. The shares in Metcash owned by a subsidiary of Metoz Holdings will be purchased for cash by Newco. Under AGAAP this transaction will be accounted for as an acquisition by Newco, which will be the parent for both legal and accounting purposes, of Metcash.

Under Australian IFRS (AASB 3, Business Combinations) this acquisition will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash will, through Newco, effectively be acquiring Metoz Holdings. Metcash will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by Newco, no goodwill arises on the acquisition by Newco of the Metoz Holdings shares and the amount paid in cash by Newco to Metoz Holdings shareholders for their shares will be eliminated against other reserves.

(b) Purchase price allocation in connection with Foodland

Metcash management will assess the fair value of the identifiable net assets which have been acquired from Foodland. The difference between the cost of acquisition and the fair value of identifiable net assets acquired under AGAAP will be allocated to goodwill.

Australian IFRS requires a thorough identification of all intangible assets which is considerably more extensive than that required under AGAAP. In preparing the statement of financial position under Outcomes 2 and 3 Metcash has not allocated any of the purchase price to separately identifiable intangible assets that Foodland may have (such as brands, customer relationships and contracts) on the basis that it has not had access to information other than that which is available in the public domain. To the extent that any intangible assets are identified with a "finite" useful life, these will need to be amortised which will adversely affect forecast earnings.

Australian IFRS also requires any contingent liabilities of Foodland to be recognised on the opening consolidated balance sheet and eliminated against goodwill on consolidation.

The final allocation of the purchase price to the fair value of the identifiable net assets which have been acquired will not be finalised prior to the issue of this Scheme Booklet as access to the detailed accounting and other information of the company is not possible. Subsequent to acquisition, any change in the value of Foodland's assets and liabilities at the date of acquisition will be matched by a corresponding decrease or increase in goodwill and there will be no impact on the cashflows of Newco or Metcash.

(c) Retained earnings and payment of dividends

Under Australian IFRS, the retained earnings of Newco / Metcash may be negative. Newco / Metcash will be reliant on profits earned subsequent to the Effective Date of the Capital Reorganisation in order to be able to pay future dividends.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. This may introduce considerable volatility into the future reported results of Newco / Metcash thereby adversely impacting distributable earnings. This issue is not specific to Newco / Metcash and similar issues are likely to apply to other companies reporting under Australian IFRS.

(d) Impact of tax consolidations

Foodland became a consolidated group for tax purposes for the financial year ending 1 August 2004. Metcash has elected to become a consolidated group for tax purposes for the financial year ending 30 April 2004. Accordingly where Metcash consolidated group acquires the Foodland consolidated group, there should be no deconsolidation event for Foodland and thus there should be no adverse tax consequences. Foodland will be tax consolidated with Metcash upon acquisition and the tax values of Foodland will be reset to be broadly consistent with the purchase price allocation under AGAAP. However, any tax consolidation impact upon the acquisition of Foodland can only be finalised once Metcash has access to the detailed tax and accounting records and other information of Foodland.



(e) Treatment of Convertible Unsecured Loan Stock ("CULS") and Convertible Undated Preference Shares ("CUPS")

■ **CULS**

Accounting classification

For statutory accounting purposes, the classification between debt and equity of the CULS issued by Metcash is undertaken at the date of issue. This classification will impact the treatment of all associated issuance and transaction costs.

Under both AGAAP and Australian IFRS the CULS will be classified as debt by Metcash at initial recognition. This is on the basis that the outcome of the Scheme is outside the control of Metcash or the holder of the CULS and that redemption is required in cash if the Capital Reorganisation is unsuccessful. The CULS will remain classified as debt on the statement of financial position until either redeemed or converted or an event occurs which results in the issuer becoming obliged to mandatorily convert the CULS into a fixed number of ordinary shares of Newco. When such an event occurs the portion of the CULS to which the event relates will be affected. The proforma statements of financial position are presented on the basis that the CULS have been redeemed and/or converted to equity as envisaged under the various Outcomes.

Transactions costs

On the basis that the CULS have been classified as debt on initial recognition, all associated issuance and transaction costs (such as underwriting fees) will be recorded on the statement of financial position under AGAAP and Australian IFRS.

Under AGAAP, if the Capital Reorganisation is successful, the costs are presented as an asset and amortised to the statement of financial performance over the term of the CULS (up to 9 months after they are issued). In the event the Capital Reorganisation is not successful, the costs are expensed to the statement of financial performance at that date. When an event occurs which results in a portion of the CULS either being reclassified as equity or redeemed, it is expected the transaction costs will continue to be written off over the term of the CULS (up to 9 months after they are issued).

Under Australian IFRS, the costs are netted off against the CULS liability and expensed to the statement of financial performance between the date of issue and the date on which the Scheme is voted on, effectively representing an immediate write-off.

Redemption premium

A premium is payable on the redemption of CULS. This must be expensed to the statement of financial performance under AGAAP and Australian IFRS as it relates to the portion of any CULS that remain classified as debt at that date.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CULS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this section in accordance with both AGAAP and Australian IFRS. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in this Section.

■ **CUPS**

Accounting classification

The terms of the CUPS allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in Newco or redeem for cash at a fixed amount. The issuer can also redeem the CUPS at any time prior to conversion.

Under AGAAP a financial instrument with these terms is classified as equity on the basis that conversion is at the option of the holder. The manner in which the conversion could be settled by the issuer does not impact this classification. Under Australian IFRS, classification of the CUPS would be debt on initial recognition on the basis that the issuer has the option to redeem the CUPS for cash of a fixed amount or to settle for a variable number of shares. In the event they are converted into ordinary shares in Newco, the CUPS will be classified as equity.

Transaction costs

On the basis that the CUPS have been classified as equity under AGAAP, any underwriting fees are netted off against equity. Under Australian IFRS, underwriting fees are amortised to the statement of financial performance over the shorter of the expected life of the CUPS or the first reset date.

Dividend payments

Under AGAAP dividend payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Redemption premium

Under AGAAP, any redemption payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CUPS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this section in accordance with AGAAP. The funding related transaction costs have been expensed through the statement of financial performance in the year ending 30 April 2006 for the purposes of the Australian IFRS disclosures. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in this Section.



13.10 Differences between AGAAP and Australian IFRS

Metcash management has completed a review of the impact of Australian IFRS upon the financial results for Metcash standalone. Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results of Foodland. Metcash has not had access to information on Foodland other than that which is available in the public domain. The information below sets out the significant differences between AGAAP and Australian IFRS as identified by Metcash management using information which is currently available, as they impact Metcash, Foodland and Newco as the case may be. Whilst Metcash management has been diligent in its review of publicly available information, Metcash makes no assurance that they have identified all required disclosure and presentation differences between AGAAP and Australian IFRS.

(a) Summary of differences between AGAAP and Australian IFRS

The following table summarises the effect of significant differences between AGAAP and Australian IFRS on Metcash, Foodland and Newco.

Metcash standalone	Foodland standalone*	Newco		
		Outcome 1	Outcome 2	Outcome 3
Restructuring costs	None	None	n/a	$30m costs have been expensed in preparing the Australian IFRS forecast consolidated statement of financial performance
Goodwill	Reversal of amortisation expense of $22m. Impairment test of goodwill required annually	Reversal of amortisation expense of $43m. Impairment test of goodwill required annually	No goodwill arises under the Capital Reorganisation. Goodwill arising from the Takeover Offer is not amortised but assessed for impairment annually	
Deferred taxes	No material effect	No material effect	No material effect	
Impairment of assets		Reliable assessment not yet possible		
Employee benefits	None	Liability will be recognised in connection with a defined benefits fund which is currently under funded by $0.5m. Adjusted against retained earnings	$0.5m Foodland liability has been taken into account in preparing the Australian IFRS proforma consolidated statement of financial position	
Acquired contingent liabilities	None	$25.5m in respect of outstanding assessments, including penalties and interest as a result of amended assessments from the Australian Tax Office, that are currently being contested to be adjusted against retained earnings.	$25.5 Foodland contingent liability has been taken into account in preparing the Australia IFRS proforma consolidated statement of financial position.	
Pre-opening expenses	None	$4.6m (pre tax) of unamortised expenses to be adjusted against retained earnings.	These related wholly to Action Supermarkets which are not included in the pro forma statement of financial position.	
Share based payments	None	Reliable assessment not yet possible		
Financial instruments	None	Most hedges are expected to be cashflow hedges. Processes are under review to determine the extent of any embedded derivatives and hedge accounting.	Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements.	

**Sourced from Foodland's Annual Report 2004*

(b) Further detail of differences between AGAAP and Australian IFRS

- **Restructuring costs**

Under AGAAP, provided certain conditions are met, restructure costs can be included as part of the cost of acquisition and thus effectively applied against the goodwill of businesses acquired. Under Australian IFRS restructure costs are expensed when the cost is incurred and only included as part of the cost of acquisition when the acquiree has an existing liability for restructuring at the date of acquisition.

- **Goodwill**

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in an annual charge for amortisation of goodwill. Under Australian IFRS (AASB 138 Intangibles and AASB 136 Impairment of Assets), goodwill will be allocated to the smallest 'cash generating unit', capitalised and be subject to an annual impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly.

- **Deferred taxes**

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of the accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.

Australian IFRS introduces a balance sheet method of accounting for taxation. Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS.

- **Impairment of assets**

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cash flows. For this purpose, Metcash and Foodland currently discount future cash flows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 Impairment of Assets), 'recoverable amount' is determined as the higher of net selling value and value in use, determined by discounting cash flows at an asset-specific discount rate. Reliable estimation of the future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

- **Employee benefits**

Under Australian IFRS (AASB 119), employer sponsors are required to recognise the net surplus or deficit in their employer-sponsored defined benefit superannuation funds as an asset or liability, respectively with the year on year movement to be expensed to the statement of financial performance or adjusted against equity. Under AGAAP, a surplus or deficit is not required to be recognised as an asset or liability respectively.

- **Acquired contingent liabilities**

Under AGAAP, contingent liabilities of the acquiree are not specifically recognised at the date of acquisition as they do not meet the qualifying requirements of a liability under AGAAP (i.e. that it is probable that any associated resources embodying economic benefits will flow from the acquirer, and a reliable measure is available of their cost or fair value). Under Australian IFRS, contingent liabilities of the acquiree should be identified and recognised at their fair value on the consolidated statement of financial position at the acquisition date and at each subsequent reporting date.

- **Pre opening expenses**

Under Australian IFRS (AASB 138 Intangible assets), costs incurred in the start-up phase of a newly acquired, constructed or refurbished store must be expensed. Under AGAAP pre opening expenses have been capitalised and amortised on a straight line basis over 12 months following the commencement of trading.



- **Share based payments**

Under Australian IFRS (AASB 2, Share Based Payments) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed.

- **Financial instruments**

Under Australian IFRS (AASB 139 Financial Instruments – Recognition and Measurement) requires all derivative contracts, whether used as hedging instruments or otherwise, to be recognised and measured at fair value. Unless detailed hedge accounting requirements are met, movements in fair value of these contracts must be taken to the statement of financial performance. AASB 139 also introduces the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within host contracts. Embedded derivatives are required to be fair valued and movements reported in the statement of financial performance. AGAAP is not specific about the treatment of such financial instruments.

- **Transaction costs relating to the raising of debt**

Under both AGAAP and Australian IFRS, transaction costs relating to debt finance are deducted from the net proceeds received and amortised over the period of the debt using the effective interest method.

13.11 Consistency of accounting policies between Metcash and Foodland

The principal accounting policies adopted by Metcash are set out in detail in their financial statements for the year ended 30 April 2004. Metcash management has conducted a review of the accounting policies of Foodland, as disclosed in Foodland's 2004 annual report, for consistency with the accounting policies of Metcash. No significant differences were noted based upon the information available.

Appendix to financial information

Additional financial information

This appendix should be read in conjunction with Section 13 of this Scheme Booklet. In particular all disclaimers, notes and detail in Section 13.3 should be given detailed attention.

Detailed reconciliation of statement of financial position for Outcomes 1, 2 and 3

1.1 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Set out below is a detailed reconciliation of the statement of financial position of Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP				31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Funding transaction and restructure costs**	**Capital Reorganisation**	**Newco**	**Newco**
Current assets					
Cash	19	1,125[1]	(1,125)[2]	19	19
Inventory	428			428	428
Accounts receivable	694			694	694
Other	9			9	9
Total current assets	**1,150**	**1,125**	**(1,125)**	**1,150**	**1,150**
Non-current assets					
Accounts receivable	10			10	10
PP&E	129			129	129
Intangibles	236	16	1,660	1,912[3]	247[4]
Other	5			5	5
Total non-current assets	**380**	**16**	**1,160**	**2,056**	**391**
Total assets	**1,530**	**1,141**	**535**	**3,206**	**1,541**
Current liabilities					
Debt	86			86	86
Accounts payable	881			881	881
Other	44			44	44
Total current liabilities	**1,011**			**1,011**	**1,011**
Non-current liabilities					
Debt	16	516[1]		532	532
Other	19			19	19
Total non-current liabilities	**35**	**516**		**551**	**551**
Total liabilities	**1,046**	**516**		**1,562**	**1,562**
Net assets	**484**	**626**	**535**	**1,644**	**(21)**



(a) Consolidation adjustments

Note 1

The funding for Outcome 1 is sourced as follows:

	$ million
Debt	
Senior debt	527
Less debt related transaction costs	(11)
	516
Other	
CULS[b]	372
Cash	291
Less CULS redemption premium[a]	(9)
Less other transaction costs	(45)
	609
Net funds	**1,125**

Notes:
a Redemption premium on CULS net of any interest assumed to be earned/saved
b Subsequent to conversion to ordinary shares

Note 2

Represents gross purchase consideration for acquisition of Metoz Holdings

Note 3

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration[a]	2,305
Conversion of CULS to Newco ordinary equity[b]	486
Less fair value of net assets acquired[c]	(879)
	1,912

Notes:
a Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz Holdings including acquisition expenses of $16 million.
b Conversion of CULS into Newco ordinary equity at $3.32
c Metcash are of the opinion that the fair value of assets equals the book value. This represents:

	$ million
Net assets of Metcash standalone	484
Placement	263
CULS	348
SPP	21
Less existing Metcash goodwill	(237)
	879

(b) Australian IFRS adjustments

Note 4:

	$ million
AGAAP goodwill	1,912
Reversal of goodwill under reverse takeover	(1,676)
Reversal of goodwill amortisation (6 months to 31 October 2004)	11
Australian IFRS Goodwill	**247**

1.2 Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful

Set out below is the detailed reconciliation of the statement of financial position of Metcash including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP							31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction & restructure costs**	**Takeover Offer**	**Action Super-markets[4]**	**Property[5]**	**Metcash**	**Metcash**
Current assets								
Cash	19	6	846[1]	(846)[2]			25	25
Inventory	428	95					523	523
Accounts receivable	694	72					766	766
Other	9	4		336	(336)[4]		13	13
Total current assets	**1,150**	**177**	**846**	**(510)**	**(336)**		**1,327**	**1,327**
Non-current assets								
Accounts receivable	10						10	10
PP&E	129	53				(36)[5]	146	146
Intangibles	236	9	53	303[3]			601[3]	597[6]
Other	5	77					82	82
Total non-current assets	**380**	**139**	**53**	**303**		**(36)**	**839**	**835**
Total assets	**1,530**	**316**	**899**	**(207)**	**(336)**	**(36)**	**2,166**	**2,162**
Current liabilities								
Debt	86						86	86
Accounts payable	881	107					988	988
Other	44						44	44
Total current liabilities	**1,011**	**107**					**1,118**	**1,118**
Non-current liabilities								
Debt	16		649[1]		(336)[4]	(36)[5]	293	293
Accounts payable		2					2	2
Other	19						19	45[7]
Total non-current liabilities	**35**	**2**	**649**		**(336)**	**(36)**	**314**	**340**
Total liabilities	**1,046**	**109**	**649**		**(336)**	**(36)**	**1,432**	**1,458**
Net assets	**484**	**207**	**250**	**(207)**	**0**	**0**	**734**	**704**



(a) Consolidation adjustments

Note 1

The funding for Outcome 2 is sourced as follows:

	$ million
Debt	
Senior debt	425
Action Facility	235
Less debt related transaction costs	(11)
	649
Other	
Cash	291
Less CULS redemption premium	(19)
Less other transaction costs	(45)
Less restructure costs	(30)
	197
Net funds	**846**

Note 2

Represents purchase consideration for acquisition of Foodland Australia.

Note 3

The goodwill generated on consolidation of Foodland Australia is as follows:

	$ million
Consideration	846
Less fair value of Action Supermarkets (refer note 4)	(336)
Less fair value of net assets of Foodland Wholesale acquired[a]	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non debt or equity related transaction costs	23
	601

Note:
a Metcash has assumed that the fair value of assets equals the book value

Note 4:

The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.

Note 5:

Foodland's 2004 Annual Report discloses the independent valuation of all Foodland's owned land and buildings (other than land held for resale which is included in inventories), plus additions in the 2004 financial year recorded at cost. The independent valuations were performed as at July 2003, with a value attributed to the property assets of $67.4 million.

The annual report does not disclose a split of land and buildings by these segments however, it does disclose the split of 'Property and Other' assets. Metcash has allocated the land and buildings between Foodland Australia and Foodland New Zealand as follows based on the proportion of 'Property and Other' assets.

	$ million
Foodland Australia	36
Foodland New Zealand	31
Total	**67**

(b) Australian IFRS adjustments

Note 6:

	$ million
AGAAP Intangible assets	601
Write off of restructure costs	(30)
Contingent Liabilities	25
Australian IFRS Intangible assets	**597**

Note 7:

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.



1.3 Outcome 3 - Capital Reorganisation Effective and Takeover Offer successful

Set out below is a detailed reconciliation of the statement of financial position for Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP								31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction and restructure costs**	**Capital Reorganisation**	**Takeover Offer**	**Action Super-markets[3]**	**Property[3]**	**Newco**	**Newco**
Current assets									
Cash	19	6	1,971[1]	(1,125)[2]	(846)[3]			25	25
Inventory	428	95						523	523
Accounts receivable	694	72						766	766
Other	9	4			336[3]	(336)[3]		13	13
Total current assets	**1,150**	**177**	**1,971**	**(1,125)**	**(510)**	**(336)**		**1,327**	**1,327**
Non-current assets									
Accounts receivable	10							10	10
PP&E	129	53					(36)[3]	146	146
Intangibles	236[4]	9[4]	68[4]	1,767	303			2,382[4]	606[5]
Other	5	77						82	82
Total non-current assets	**380**	**139**	**68**	**1,767**	**303**		**(36)**	**2,620**	**844**
Total assets	**1,530**	**316**	**2,039**	**642**	**(207)**	**(336)**	**(36)**	**3,947**	**2,171**
Current liabilities									
Debt	86							86	86
Accounts payable	881	107						988	988
Other	44							44	44
Total current liabilities	**1,011**	**107**						**1,118**	**1,118**
Non-current liabilities									
Debt	16		976[1]			(336)	(36)	620	620
Accounts payable		2						2	2
Other	19							19	45[6]
Total non-current liabilities	**35**	**2**	**976**			**(336)**	**(36)**	**641**	**667**
Total liabilities	**1,046**	**109**	**976**			**(336)**	**(36)**	**1,759**	**1,785**
Net assets	**484**	**207**	**1,063**	**642**	**(207)**	**0**	**0**	**2,188**	**385**

(a) Consolidation adjustments

Note 1

The funding for Outcome 3 is sourced as follows:

	$ million
Debt	
Senior debt	756
Action Facility	235
Less debt related transaction costs	(15)
	976
Other	
CUPS[a]	50
CULS[a]	744
Cash	291
Less other transaction costs	(60)
Less restructure costs	(30)
	955
Net funds	**1,971**

Note:

a Subsequent to conversion to ordinary shares



Note 2

Represents gross purchase consideration for acquisition of Metoz Holdings.

Note 3

Refer to the detailed notes 2, 4 and 5 for Outcome 2.

Note 4

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration for the Capital Reorganisation[a]	2,341
Conversion of CULS to Newco ordinary equity[b]	972
Less fair value of net assets required[c]	(1,547)
	1,766
Consideration for the Takeover Offer	846
Less fair value of Action Supermarkets[e]	(336)
Less fair value of net assets of Foodland Wholesale acquired	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non debt or equity related transaction costs	38
	2,382

Notes

a *Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz Holdings*

b *conversion of CULS into Newco ordinary equity at $3.32*

c *Metcash are of the opinion that the fair value of assets equals the book value (see table below)*

d *Metcash has assumed that the fair value of assets equals the book value*

e *The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.*

	$ million
Net assets of Metcash stand alone	484
Placement	263
CULS	729
SPP	21
CUPS	50
	1,547

(b) Australian IFRS adjustments

Note 5:

	$ million
AGAAP Intangible assets	2,382
Reversal of goodwill which does not arise under Australian IFRS	(1,766)
Reversal of goodwill amortisation (6 months to 31 October 2004)	11
Contingent liabilities	25
Non debt or equity related transaction costs relating to Capital Reorganisation	(16)
Write off of restructure costs	(30)
	606

Note 6:

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.

1.4 Reconciliation of Metcash incremental sales for Takeover Offer

Below is a breakdown of the incremental sales Newco / Metcash is forecast to generate as a result of the Takeover Offer.

Newco/Metcash incremental sales	30-Apr-06
$ million	Forecast
Sales	
Sales from supplying Action Supermarkets	917
Foodland Wholesale external sales	1,041
Total Incremental sales to Metcash/Newco from acquiring Foodland	**1,959**
Forecast sales of Action Supermarkets	1,529
Assumed Metcash Wholesale % of Action Supermarkets retail sales	60%
Sales from supplying Action Supermarkets	**917**

Newco/Metcash incremental sales	30-Apr-06
$ million	Forecast
Metcash standalone sales	7,232
Total incremental sales to Metcash from acquiring Foodland	1,959
Newco/Metcash total sales	**9,191**

1.5 Foodland Australia standalone

(a) Financial performance

Set out below is the historical financial information for Foodland Australia's two major divisions, Action Supermarkets and Foodland Wholesale for the years ending 3 August 2003 and 1 August 2004.

	AGAAP	
	03-Aug-03	01-Aug-04
$ million	Historical	
Sales		
Action Supermarkets	1,209	1,330
Foodland Wholesale external sales	1,002	1,001
Total	**2,211**	**2,331**
Sales growth %		5.4%
EBITA		
Action Supermarkets	36	39
Foodland Wholesale	51	45
EBITA pre corporate costs	**87**	**84**
EBITA margin pre corporate costs	3.9%	3.6%
Corporate costs	(4)	(4)
EBITA post corporate costs	**83**	**80**
EBITA margin post corporate costs	3.8%	3.4%
Capital expenditure	62	84



(b) Foodland Australia historical performance assumptions

Sales and EBITA attributable to the Action Supermarkets chain are assumed to be equivalent to Australia Supermarket sales in the segment note to Foodland's annual report for the year ending 1 August 2004. Foodland Wholesale sales and EBITA reflects the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004.

Unallocated historical corporate costs in the segment note to Foodland's annual report for the year ending 1 August 2004 ($10.1m in 2004 and $9.8m in 2003) have been applied against the Foodland Australia standalone and Foodland New Zealand standalone operations in proportion to gross revenue of each operation. Metcash understands that Foodland allocates a proportion of corporate costs directly to its business segments. Metcash has assumed these corporate costs have been allocated in a manner that is consistent with business segment use and activity.

Historical EBITA reflected in the above table excludes property income and profits/(losses) on sale of property as reflected in the segment note to Foodland's annual report for the year ending 1 August 2004.

Historical capital expenditure has been sourced from the business segment commentary of Foodland's annual report for the year ending 1 August 2004, with any additional group capital expenditure initiatives disclosed in other public information being attributed to Foodland Australia on a basis broadly consistent with the Foodland Australia and Foodland New Zealand sales split.

(c) Statement of financial position

	AGAAP		
	01-Aug-04 Historical		
$ million	Foodland Associated Limited	Foodland Australia	Foodland Australia Wholesale
Current assets			
Cash	59	23	6
Inventory	412	202	95
Accounts receivable	229	75	72
Other	(60)	9	4
Total current assets	**640**	**309**	**177**
Non-current assets			
PP&E	451	180	53
Intangibles	722	147	9
Other	131	107	77
Total non-current assets	**1,304**	**433**	**139**
Total assets	**1,944**	**742**	**316**
Current liabilities			
Accounts payable and other	486	240	107
Total current liabilities	**486**	**240**	**107**
Non-current liabilities			
Debt	425	0	0
Accounts payable and other	20	10	2
Total non-current liabilities	**445**	**10**	**2**
Total liabilities	**931**	**250**	**109**
Net assets	**1,013**	**492**	**207**

(d) Foodland Australia's statement of financial position assumptions

The proforma statement of financial position above has been prepared on the basis of information disclosed in Foodland's annual report for the year ending 1 August 2004 in order to reflect Metcash management's best estimate of Foodland Australia as a standalone operation.

The proforma information provided above is based on the statement of financial position disclosed in note 28 of Foodland's annual report for the year ending 1 August 2004, which separately discloses all Australian controlled entities, with the following adjustments:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Australia as a standalone operation)
- Other adjustments required to reflect information that is consistent with the Australian segment assets represented in the segment note of Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts

Metcash has assumed that this provides a reasonable estimate of the financial position of Foodland Australia as a standalone operation without property investments. We note that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the proforma statement of financial position above. Further information relating to the financial position of Foodland Australia as a standalone operation may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be publicly available.

(e) Foodland Australia Wholesale statement of financial position assumptions

Metcash has estimated the Foodland Australia Wholesale standalone proportion of the proforma Foodland Australia standalone statement of financial position based on the Foodland parent company statement of financial position reflected in Foodland's annual report for the year ending 1 August 2004. The parent entity incorporates the Foodland group's Australian wholesale operations (its principal activities are listed as Chief entity/Wholesale). Metcash has adjusted this statement of financial position for the following items:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Wholesale Australia as a standalone operation)
- Other adjustments required to reflect segment assets that are consistent with the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts

Metcash notes that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the proforma Foodland Australia Wholesale statement of financial position above. Further information relating to these items may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be made publicly available.

1.6 Exchange Ratio Adjustment

The 2.44 Exchange Ratio will be adjusted as the CULS is a prorata issue. The Exchange Ratio will be adjusted in accordance with the following formula:

$$2.44 \times \frac{\text{5 day VWAP of Metcash shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash shares including and immediately after Ex-Rights Date}}$$

Where:

VWAP = volume weighted average price

Ex-Rights Date = the date Metcash Shares go ex-rights with respect to the CULS



14 Extraordinary General Meeting: Resolutions

14.1 Summary of Resolutions

In addition to the resolutions to be considered, and if thought fit passed, by Shareholders (other than Metoz) and Optionholders at the Scheme Meetings, Shareholders are also being asked to consider, and if thought fit to pass, other resolutions (referred to in this Scheme Booklet as the **Resolutions**) at an Extraordinary General Meeting to follow the conclusion or adjournment of the Scheme Meetings.

The table below summarises the Resolutions, and this Section 14 of the Scheme Booklet provides Shareholders with information regarding these Resolutions.

Proposed Resolution	What is the rationale for the Resolution?	What is the outcome if the Resolution is not passed?	Who can vote on the Resolution?	What is the required approval threshold?
Resolution 1 (Downstream Acquisition Resolution) - To approve the acquisition by Newco (and its Direct and Indirect Shareholders) of the Metoz Interest in Metcash	Permits Newco to acquire all of the issued shares in Metoz Holdings (and thereby to acquire more than 20% of Metcash)	The Capital Reorganisation will not become Effective	All Shareholders provided that no votes may be cast for the resolution by Newco or its associates (including Metoz) or by persons holding shares in Metoz Holdings (or their associates), although such persons can vote against the Resolution	Ordinary resolution 50% threshold (of shares voted)
Resolution 2 (Related Party Benefit Resolution) - To approve the giving of financial benefits by Metcash to Newco	Enables Metcash to provide financial benefits to Newco for the purposes of the Capital Reorganisation	The Capital Reorganisation will not become Effective	All Shareholders except Newco and any associates of Newco (including Metoz)	Special resolution 75% threshold (of shares voted)
Resolution 3 (Financial Assistance Resolution) - To approve the giving of financial assistance by Metcash and its subsidiaries to Newco	Enables Metcash to provide financial assistance to Newco for the purposes of the Capital Reorganisation	The Capital Reorganisation will not become Effective	All Shareholders provided that no votes may be cast for the resolution by Newco or by its associates (including Metoz) although such persons can vote against the Resolution	Special resolution 75% threshold (of shares voted)
Resolution 4 (Financial Assistance Resolution) - To approve the giving of financial assistance by Metcash to Metcash shareholders (other than Metoz)	Enables Metcash to provide financial assistance to Metcash shareholders other than Metoz for the purposes of the Capital Reorganisation	The Capital Reorganisation will not become Effective	All Shareholders provided that no votes may be cast for the resolution by Non-Metoz Shareholders or their associates although such persons can vote against the Resolution	Special resolution 75% threshold (of shares voted)
Resolution 5 (Financial Assistance Resolution)- To approve the giving of financial assistance by Metcash subsidiaries (including, if the Takeover Offer is successful, Foodland and/or its subsidiaries) to Newco, Non-Metoz Shareholders, Metcash, Metcash subsidiaries and Foodland Shareholders	Enables Metcash subsidiaries to give financial assistance for the purposes of the Capital Reorganisation and Takeover Offer	The Capital Reorganisation will not become Effective. The Takeover Offer will not proceed in the form currently contemplated.	All Shareholders	Special resolution 75% threshold (of shares voted)

The Resolutions are discussed in more detail in the Sections below.

14.2 Resolution 1 - Downstream Acquisition Resolution

(a) Background to and reasons for resolution

Under Section 606 of the Corporations Act, a person must not acquire a "relevant interest" in voting shares in a listed company if the acquisition results in the person's voting power in the listed company increasing from below 20% to more than 20%. A "relevant interest" will arise if (among other things) the person has the ability to control the voting or disposal of shares.

An acquisition is not prohibited by this rule if the acquisition has been approved by shareholders of the listed company under item 7 of section 611 of the Corporations Act.

Metoz holds approximately 52% of the ordinary shares in Metcash. If the Metoz Scheme becomes Effective, Newco will acquire all of the issued shares in Metoz Holdings and therefore acquire control over the Metoz Interest in Metcash, giving it a "relevant interest" in those shares.

As at the date of this Scheme Booklet, Newco's voting power in Metcash is approximately 52%, as Newco and Metoz are deemed to be "associates" by virtue of the arrangements between them in relation to the Capital Reorganisation. While the result of the Metoz Scheme becoming Effective will be that Newco's voting power in Metcash would remain at approximately 52%, Newco will acquire a direct relevant interest in the 52% stake in Metcash held by Metoz.

Accordingly, the approval of Shareholders is sought under item 7 of section 611 of the Corporations Act for the acquisition of shares in Metoz Holdings by Newco.

Shareholders should also note that:

- since the Metoz Scheme is conditional upon the Metcash Share Scheme becoming Effective; and
- since the result of the Metcash Share Scheme becoming Effective would be that Newco acquires all of the ordinary shares in Metcash that are not held by Metoz (being, approximately 48% of the ordinary shares in Metcash),

if the acquisition by Newco of the shares in Metoz Holdings does proceed, then Newco will in fact become the holding company of Metcash and acquire a relevant interest in 100% of the shares in Metcash.

(b) Prescribed information

The Corporations Act and ASIC policy prescribe certain information to be given to Shareholders in connection with an approval of the nature of the Downstream Acquisition Resolution. For convenience, that information is set out or referenced below:

- The identity of the person proposing to make the acquisition is Newco and its Direct and Indirect Shareholders. Currently, Newco's directors are:
  - John Randall;
  - Paul Kaplan; and
  - Michael Roche.

  Further information in relation to the directors of Newco is set out in Section 7 of this Scheme Booklet.
- The voting power in Metcash that Newco would have, and the maximum extent of the increase in Newco's voting power, as a result of the acquisition would be 52%. However, as indicated above, since the Metoz Scheme and Metcash Share Scheme are inter-conditional, if the acquisition the subject of the Downstream Acquisition Resolution proceeds, then in fact Newco's voting power in Metcash will become 100%.
- The maximum extent of the increase in voting power in Metcash of each of Newco's associates that would result from the acquisition is set out in the table below:



Name	Name Voting power (before)	Voting power (after)	Increase in voting power
M & GM Investments Pty Limited[7] ACN 101 563 348	Nil	52% (but will effectively decrease to nil on implementation of the Metcash Share Scheme)	52% (but will effectively be nil upon implementation of the Metcash Share Scheme)
Metoz Holdings and each of its subsidiaries	52%	52% (but will increase to 100% on implementation of the Metcash Share Scheme as a result of it being controlled by Newco which itself will have 100% of the voting power in Metcash)	Nil (but will affectively be 48% upon implementation of the Metcash Share Scheme)

- The shares in Metcash (by number and percentage) in which Newco will have a relevant interest immediately before and after the proposed acquisition are as set out in the table below:

	Number of ordinary shares	% of total
Before Metoz Scheme becomes Effective	0	0
After Metoz Scheme becomes Effective but disregarding effect of Metcash Share Scheme	385,332,000 (through indirect holding in Metoz)	52% (through indirect holding in Metoz)
After Metoz Scheme and Metcash Share Scheme Effective	736,898,918[8]	100%

- Newco expects the acquisition to be completed on 18 April 2005 being the Implementation Date. An explanation of the conditions precedent and termination events relating to the acquisition is set out in Section 9 of this Scheme Booklet.
- The purpose of the acquisition of shares in Metoz Holdings (and therefore of a relevant interest in Metcash shares) by Newco is to effect the Metoz Scheme for the purposes of the Capital Reorganisation (as described in this Scheme Booklet).
- Newco's intentions regarding the future of Metcash are set out in Section 7 of this Scheme Booklet.
- Particulars of the terms of contracts or proposed contracts between Newco and Metcash or the Metoz shareholders which are conditional upon, or directly or indirectly dependent on, Shareholders' agreement to the acquisition are as set out below:

Details of contract	Particulars of terms
Letter of offer from Newco to Metoz dated 5 December 2004	Please refer to Part 3 of Annexure A
Implementation Agreement	Please refer to Section 19
The loan deeds set out in Annexure B	Please refer to Annexure B
The Metoz Scheme	Please refer to Section 8

- As indicated in Section 7, if the Metcash Share Scheme becomes Effective, the current board of Newco will resign and the incumbent board of Metcash will be appointed as directors of Newco. The existing board of directors of Metcash will continue as directors of Metcash.

7 Details in this prescribed information relating to M&GM Investments Pty Limited ACN 101 563 348 also relate to its shareholders, Michael Roche and Geraldine Mary Roche. Its directors are Michael Roche and Geraldine Mary Roche. Michael Roche also has a relevant interest in a parcel of 5,000 Metcash Shares through a discretionary investment account.

8 Based on number of Metcash Shares outstanding as at 12 January 2005.

- The following directors of Metcash have an interest in the outcome of the Downstream Acquisition Resolution by virtue of their holding of office on the board of and employment by, Metoz Holdings:
  - Carlos S dos Santos;
  - Dudley Rubin; and
  - Andrew Reitzer.
- The interests of the directors of Metcash and Metoz Holdings in Metcash are set out in Section 16 of this Scheme Booklet.
- All eligible Directors voted in favour of the proposal to put the Downstream Acquisition Resolution to Shareholders.
- Each Director recommends that non-associated Shareholders vote in favour of the Downstream Acquisition Resolution for the reason that he considers the Downstream Acquisition Resolution and the implementation of the Capital Reorganisation to be in the best interests of Metcash for the reasons outlined in Section 1.7 of this Scheme Booklet.
- The intentions of Newco with regard to the financial or dividend policies of Metcash are set out in Section 7 of this Scheme Booklet.
- The Independent Expert, PricewaterhouseCoopers Securities Limited, has considered whether the proposals contained in this Scheme Booklet, including the proposed Downstream Acquisition Resolution, are fair and reasonable to non-associated Shareholders, and has concluded that the downstream acquisition of Metcash by Newco, being an integrated part of the Capital Reorganisation, is fair and reasonable for non-associated Shareholders. The Independent Expert's Report is set out in full in Section 17 of this Scheme Booklet.

(c) Shareholder approval and voting exclusion

Resolution 1 (the Downstream Acquisition Resolution) will be decided on a poll and will be passed if a majority of those voting at the Extraordinary General Meeting (whether in person or by proxy) vote in favour of the resolution.

Metcash will disregard any votes cast in favour of Resolution 1 by:

- Newco and its associates (including Metoz); and
- persons holding shares in Metoz Holdings or their associates.

The Directors unanimously recommend that you vote FOR Resolution 1.

14.3 Resolution 2 - Related Party Benefit Resolution

(a) Background to and reasons for the resolution

The funding arrangements for the Capital Reorganisation and the Takeover Offer are set out in Section 12 of this Scheme Booklet.

These funding arrangements are likely to entail the provision of "financial benefits" by Metcash and entities it controls to Newco within the meaning of Chapter 2E of the Corporations Act, as:

- Metcash proposes to:
  - lend funds to Newco on the basis outlined in Section 12.4;
  - pay, and indemnify Newco with respect to:
    - all costs and expenses incurred by Newco in connection with the negotiation, preparation, execution and performance of the Implementation Agreement and the proposed, attempted or actual implementation of the Implementation Agreement, the Schemes and this Scheme Booklet up to a maximum aggregate amount of $20,000 (or such higher amounts as Metcash approves in advance); and
    - all taxes and stamp duties in respect of the Implementation Agreement or Metcash Schemes.



- redeem or convert (as applicable), the CULS and if, the CULS are converted, apply the proceeds towards subscription for Newco Shares; and
- repurchase the CUPS (by way of redemption, buy-back or capital reduction or procuring Newco or a third party to purchase the CUPS for the Redemption Amount) or facilitate the purchase by Newco of the CUPS in consideration for the issue by Newco of Newco Shares; and

- Metcash, and entities it controls from time to time (which may come to include Foodland and entities it controls) propose to give guarantees, securities, negative pledges and other covenants, incur other obligations and make available directly or indirectly their cashflows (whether through dividends, capital distributions, inter-company loans or otherwise) and other resources in support of the funding arrangements required for the Capital Reorganisation (as referred to in Section 12 of this Scheme Booklet),

(together, the **Financial Benefits**).

Each of the above will confer a "financial benefit" on Newco.

Since, as a result of the Capital Reorganisation, Newco will become a related party (namely a holding company) of Metcash for the purposes of the Corporations Act, Section 228(6) of the Corporations Act has the effect of deeming Newco to be a "related party" immediately. Accordingly, the giving of the Financial Benefits by Metcash (and entities it controls) to Newco must be approved in advance by Shareholders (other than Newco and its associates) under Section 208 of the Corporations Act.

(b) Prescribed information

The Corporations Act prescribes certain information to be given to shareholders in connection with the Related Party Benefit Resolution. For convenience, that information is set out or below:

- The Related Party Benefit Resolution would permit the Financial Benefits to be given.
- In light of the advantages expected to accrue to Metcash in connection with the implementation of the Capital Reorganisation as outlined in Section 3.1 of this Scheme Booklet, each Director recommends that eligible Shareholders vote in favour of the Related Party Benefit Resolution. The following directors of Metcash have an interest in the outcome of the Related Party Benefit Resolution by virtue of their holding of office on the board of Metoz Holdings:
  - Carlos S dos Santos;
  - Dudley Rubin; and
  - Andrew Reitzer.

  The interests of the Directors in Metcash and Metoz Holdings are set out in Section 16 of this Scheme Booklet.
- The advantages, disadvantages and risks associated with the Capital Reorganisation are set out in Section 3, and the financial information relating to the Capital Reorganisation is set out in Section 13).

(c) Shareholder approval and voting exclusion

Resolution 2 (the Related Party Benefit Resolution) will be decided on a poll and will be passed if 75% of those voting at the Extraordinary General Meeting (whether in person or by proxy) vote in favour of the resolution.

Metcash will disregard any votes cast on Resolution 2 by Newco and its associates (including Metoz).

The Directors unanimously recommend that you vote FOR Resolution 2.

14.4 Resolutions 3-5 - Financial Assistance Resolutions

(a) Background to and reasons for the resolutions

Under section 260B(1) of the Corporations Act, the giving of financial assistance by a company to acquire shares in the company or a holding company of the company must be approved by a special resolution passed at a general meeting of the shareholders of the company. This is the reason for Resolutions 3 and 4.

Under sections 260B(2) and 260B(3) of the Corporations Act, if a company will be a subsidiary of a listed domestic corporation (**Listed Holding Company**), or of a domestic corporation that is not itself a subsidiary of another domestic corporation (**Ultimate Australian Holding Company**), immediately after an acquisition of shares in respect of which the company gives financial assistance, then the financial assistance must also be approved by a special resolution of the shareholders of the Listed Holding Company or Ultimate Australian Holding Company. This is the reason for Resolution 5.

It is also a pre-condition to the Metcash Schemes and debt funding arrangements that Resolutions 3, 4 and 5 be approved. If these resolutions are not approved, the Capital Reorganisation cannot proceed.

At the general meeting of Shareholders held on 20 January 2005, as a preliminary step to the parties initiating the steps required to effect the Capital Reorganisation, Metcash sought and obtained from Shareholders approval for the giving of financial assistance to Newco in connection with various costs to be borne by Newco in relation to the proposed acquisition of shares in Metoz Holdings under the Metoz Scheme.

In the explanatory memorandum dated 20 December 2004 in respect of that general meeting, Metcash indicated that the nature and source of the relevant funding had not been finalised at that time. Subsequently, the funding arrangements for the Schemes and the Takeover Offer have now been settled in principle, as described in Section 12 of this Scheme Booklet, and accordingly, the financial assistance to be provided under those arrangements is the subject of Resolutions 3-5.

The Schemes, the Takeover Offer and the related funding arrangements (as described in Section 12 of this Scheme Booklet) will involve, amongst other things, the direct or indirect acquisition by various persons of shares in Newco, Metoz, Metcash, Foodland and certain of Foodland's subsidiaries, in circumstances which may entail the provision of "financial assistance" by those entities and entities they control in connection with the acquisition, within the meaning of Part 2J.3 of the Corporations Act.

Resolution 3 and 4

By entering into the funding arrangements for the Schemes and the Takeover Offer and the related transactions as described in Section 12 of this Scheme Booklet, Metcash may provide financial assistance:

- to Newco to enable Newco to acquire shares in Metoz Holdings (the holding company of Metcash) and Metcash, if the Metoz Scheme becomes Effective. This assistance is the subject of Resolution 3; and
- to Metcash shareholders *other* than Metoz to acquire shares in Newco, if the Metcash Share Scheme becomes Effective. This is because, in providing financial assistance to Newco, Metcash places Newco in a position whereby it can conclude the Metoz Scheme and Metcash Share Scheme, thereby facilitating the acquisition of Newco Shares by the Non-Metoz Shareholders. This assistance is the subject of Resolution 4.

Resolution 5

By entering into the funding arrangements for the Schemes and the Takeover Offer and the related transactions as described in Section 12 of this Scheme Booklet, Metcash's subsidiaries from time to time (including, following the Takeover Offer, Foodland and its subsidiaries) may provide financial assistance:

- to Newco to enable Newco to acquire shares in Metoz Holdings (the holding company of Metcash) and Metcash, if the Metoz Scheme becomes Effective;
- to Metcash shareholders *other* than Metoz to acquire shares in Newco, if the Metcash Share Scheme becomes Effective;



- to Metcash to acquire shares in Foodland if the Takeover Offer is successful. Similarly, in that circumstance, financial assistance may be provided to Action Holdco, NZ Holdco or other Metcash subsidiaries to enable them to acquire shares in subsidiaries of Foodland; and
- to enable Foodland Shareholders to acquire shares in Metcash and/or Newco as part or all of the consideration for the Takeover Offer, if the Takeover Offer is successful.

Other approvals

Separately, if the Schemes become Effective, the approval by special resolution of the shareholders of Newco would be required to permit the giving of the financial assistance addressed in Resolution 3, 4 and 5, since (subject to ASX approval) Newco would be the listed domestic holding company of Metcash after the acquisition of Metoz. The shareholder of Newco has passed a special resolution in favour of the giving of this financial assistance.

Separately, special resolutions of Metcash's existing subsidiaries will be obtained approving the giving of financial assistance by those companies. Such special resolutions will be passed by relevant group companies.

In addition, special resolutions of Foodland and its subsidiaries will be required before those companies can give financial assistance. It is envisaged that the passing of those resolutions will occur after the acquisition of Foodland by Metcash under the Takeover Offer, but before the financial assistance is actually given.

Finally, since it will also become a party to the funding arrangements described in Section 12, Newco may also give financial assistance in connection with the acquisition of shares in Newco by Metcash shareholders, Foodland Shareholders and others. Accordingly, a separate special resolution of Newco will be required to approve the giving of this financial assistance. The shareholder of Newco has passed a special resolution in favour of the giving of this financial assistance.

(b) Impact on Metcash's financial position

The impact on Metcash's financial position of providing the financial assistance depends on whether or not the Capital Reorganisation becomes Effective and Takeover Offer is successful. The relevant financial information is set out in Section 13.

(c) Voting

Resolutions 3-5 (the Financial Assistance Resolutions) will each be decided on a poll and will be passed if 75% of those voting at the Extraordinary General Meeting (whether in person or by proxy) are in favour of the resolution.

Metcash will disregard any votes cast in favour of Resolution 3 by Newco or its associates (including Metoz).

Metcash will disregard any votes cast in favour of Resolution 4 by any Non-Metoz Shareholder (and its associates).

All Shareholders (including Metoz) may vote either for or against Resolution 5.

The Directors unanimously recommend that you vote FOR each of Resolutions 3, 4 and 5.

15 Tax implications

15.1 Australian tax implications for Scheme Shareholders and Scheme Optionholders

Greenwoods & Freehills

13 January 2005

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

Dear Sirs

Metcash scheme of arrangement
Australian Taxation Report

We have been instructed by Metcash Trading Limited ("**Metcash**") to prepare a report on Australian income tax and goods and services tax ("**GST**") issues, for inclusion in the Scheme Booklet in relation to the Metcash Schemes between Newco Limited and:

- in the case of the Metcash Share Scheme - holders of fully paid ordinary shares in Metcash other than Soetensteeg 2-61 Exploitatiemaatschappij BV ("Soetensteeg") (such ordinary shares referred to herein as the "**Metcash Shares**" and such holders referred to herein as the "**Scheme Shareholders**"); and
- in the case of the Metcash Option Scheme - holders of options to subscribe for Metcash Shares granted under the Option Plan (such options referred to herein as the "**Metcash Options**" and such holders referred to herein as the "**Scheme Optionholders**").

This report outlines the general Australian taxation implications for Scheme Shareholders and Scheme Optionholders (together, "**Scheme Participants**") who are Australian residents for taxation purposes and who hold their respective Metcash Shares or Metcash Options on capital account.

The report does not address the tax treatment for Scheme Participants who:

- hold their respective Metcash Shares or Metcash Options on revenue account such as banks and share trading entities; or
- are non-residents of Australia (including non-resident Shareholders who currently hold, or will hold, their Metcash Shares through a permanent establishment in Australia).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

In respect of any Scheme Shareholder that is a subsidiary member of a tax consolidated group at the date on which the Metcash Share Scheme becomes Effective (the "**Effective Date**"), any reference to a Scheme Shareholder should be read as a reference to the head entity of that group and not the Scheme Shareholder.

All investors should seek independent professional advice on the consequences of their participation in the Metcash Scheme, based on their particular circumstances.

Greenwoods & Freehills

Terms used in this report are, unless stated otherwise, defined in the same way as they are in the Scheme Booklet.

This report is based on the provisions of the *Income Tax Assessment Act 1936* and the *Income Tax Assessment Act 1997* (together, the "**Tax Act**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this report.

1 Tax Consequences of Share Scheme

1.1 Summary

Scenario	Tax consequences
Metcash Schemes Effective, Takeover Offer successful	CGT event on disposal of Metcash Shares; CGT roll-over relief should be available (see 1.3 below). Treatment of unexercised Metcash Options will depend on Optionholders' circumstances; roll-over relief should be available (see 4 below).
Metcash Schemes Effective, Takeover Offer unsuccessful	CGT event on disposal of Metcash Shares; CGT roll-over relief should be available (see 1.3 below). Treatment of unexercised Metcash Options will depend on Optionholders' circumstances; roll-over relief should be available (see 4 below).
Metcash Schemes not Effective, Takeover Offer successful	No disposal of Metcash Shares or Metcash Options; no taxation consequences.
Metcash Schemes not Effective, Takeover Offer unsuccessful	No disposal of Metcash Shares or Metcash Options; no taxation consequences.

1.2 Disposal of Metcash Shares

If the Metcash Share Scheme is approved, Newco will acquire all of the Metcash Shares other than the Metcash Shares held by Soetensteeg a company incorporated in the Netherlands and which is a wholly-owned subsidiary of Metoz Holdings Limited.

Pursuant to the Share Scheme, each Scheme Shareholder (other than Overseas Shareholders) will receive consideration for the transfer of their Metcash Shares to Newco in the form of Newco ordinary shares ("**Newco Shares**"). The capital gains tax ("**CGT**") and income tax consequences discussed below will generally apply to Scheme Shareholders.

The exchange of Metcash Shares gives rise to a CGT event for Australian tax purposes for each Scheme Shareholder. Scheme Shareholders who acquired (or are taken to have acquired) their Metcash Shares on or after 20 September 1985 will:

- make a capital gain if the capital proceeds for their Metcash Shares are greater than the cost base of their Metcash Shares, subject to CGT scrip-for-scrip roll-over relief; or
- make a capital loss if the reduced cost base of their Metcash Shares is greater than the capital proceeds for their Metcash Shares.

Any capital gain or capital loss made by Scheme Shareholders who acquired (or are taken to have acquired) their Metcash Shares before 20 September 1985 will be disregarded.

The capital proceeds from the exchange will be the market value of the Newco Shares received in respect of the Metcash Shares. The market value of the Newco Shares should be calculated on the date that the Metcash Shares are disposed of, which will the Effective Date.

The cost base of Metcash Shares will generally include their original cost of acquisition.

1.3 Availability of CGT scrip-for-scrip roll-over

In our view, Scheme Shareholders who would otherwise make a capital gain in respect of the disposal of any of the Metcash Shares should be able to choose CGT scrip-for-scrip roll-over relief (referred to hereafter as "**CGT roll-over relief**") in respect of their Metcash Shares. Where the disposal of Metcash Shares give rise to a capital loss for a Scheme Shareholder, CGT roll-over relief is not available in respect of such Metcash Shares.

To be able to choose CGT roll-over relief, a number of conditions must be satisfied. In our view, these conditions should be satisfied in relation to the Metcash Share Scheme. Metcash intends to lodge with the ATO an application for a class ruling seeking confirmation that these conditions will be satisfied and that CGT roll-over relief will be available to eligible Scheme Shareholders.

If, contrary to our view, the conditions for CGT roll-over relief are not satisfied in respect of the Share Scheme, the CGT consequences for Scheme Shareholders are explained in Section 1.6 of this report.

1.4 Effect of CGT scrip-for-scrip roll-over

On the basis that CGT roll-over relief is available, if a Scheme Shareholder chooses CGT roll-over relief for Metcash Shares exchanged for Newco Shares, any capital gain in respect of the disposal of the Metcash Shares is disregarded.

The effect of CGT roll-over relief is to defer any capital gain until the disposal of the Newco Shares received in exchange for the Metcash Shares. Choosing CGT roll-over relief will affect the cost base and reduced cost base of the Newco Shares received in exchange and therefore will affect the taxation consequences of a subsequent disposal of the Newco Shares. The consequences of disposing of the Newco Shares are explained in Section 3 of this report.

1.5 How to choose CGT roll-over relief

On the basis that the conditions for CGT roll-over relief are satisfied, each Scheme Shareholder will be entitled to choose whether to apply CGT roll-over relief in respect of the disposal of all (or only some) of those Metcash Shares that would otherwise result in a capital gain being realised.

Scheme Shareholder will generally need to choose CGT roll-over relief before the lodgement of the income tax return for the income year in which the CGT event happens. For Scheme Shareholders who do not have a substituted accounting period for tax purposes, this is expected to be the tax return for the year ending 30 June 2005. The choice is evidenced by excluding such portion of the capital gain, in respect of which CGT roll-over relief is chosen, from the Scheme Shareholder's tax return.

The benefit of choosing CGT roll-over relief will depend on the circumstances of each Scheme Shareholder. Choosing CGT roll-over relief will generally benefit Scheme Shareholders who hold Metcash Shares with a low CGT cost base relative to the market value of Newco Shares received in exchange or Scheme Shareholders who intend to hold Newco Shares for an extended period of time. Scheme Shareholders who have capital losses available, or minimal other assessable income, may benefit from not choosing CGT roll-over relief. This report is not to be construed as providing a recommendation as to the most appropriate action for Scheme Shareholders and all Scheme Shareholders should obtain independent advice based on their own particular circumstances.

1.6 Where CGT roll-over relief is not chosen or not available

Where a Scheme Shareholder does not choose CGT roll-over relief in respect of some or all of their Metcash Shares (or if the Share Scheme does not satisfy the conditions for CGT roll-over relief), the CGT consequences for a Scheme Shareholder who makes a capital gain will be as follows.

Greenwoods
& Freehills

Capital gains and capital losses of a Scheme Shareholder in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at the Scheme Shareholder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Scheme Shareholders who are companies.

Individuals, complying superannuation entities or trustees that have held Metcash Shares for at least 12 months should be entitled to discount the amount of the capital gain (after the application of capital losses, if any). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. No discount is available for Scheme Shareholders that are companies.

Where the Scheme Shareholder is a trustee, the CGT discount may flow through to the beneficiaries in that trust, other than companies. Scheme Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

For Scheme Shareholders who acquired (or are taken to have acquired) their Metcash Shares for CGT purposes prior to 21 September 1999, the capital gain resulting from the exchange may be calculated using a cost base indexed for inflation. If the Scheme Shareholder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999. Scheme Shareholders who choose to calculate the capital gain using an indexed cost base cannot apply the CGT discount to the capital gain.

As noted above, where the exchange of Metcash Shares gives rise to a capital loss, CGT roll-over relief is not available.

2 Holding Newco shares

2.1 Summary

The taxation consequences for a person holding Newco Shares will be generally comparable to the tax consequences of holding Metcash Shares. That is, Scheme Shareholders holding Newco Shares will generally be taxable on:

- the amount of any dividend received from Newco and any franking credits attached to the dividend; and
- any capital gain arising from the subsequent disposal of the Newco Shares (refer Section 3 below).

2.2 Dividends from Newco

Newco will be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to Scheme Shareholders.

Generally, a Scheme Shareholder's assessable income will include any franking credits attached to dividends paid by Newco in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in a Scheme Shareholder's assessable income, the Scheme Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the Scheme Shareholder must have held the Newco Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Scheme Shareholder if the Scheme Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Scheme Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Scheme Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the Scheme Shareholder's dividends exceed the Scheme Shareholder's tax liability for the income year.

Where the Scheme Shareholder is a company, any franked dividends received will generally give rise to a franking credit in the company's franking account.

3 Disposal of Newco Shares

3.1 General

The taxation consequences for Scheme Shareholders on a subsequent disposal of Newco Shares in a normal on-market transaction should generally be similar to the consequences on the disposal of Metcash Shares without choosing CGT roll-over relief as described at 1.6 above.

Capital gains and capital losses in relation to Newco Shares taken to have been acquired for CGT purposes prior to 20 September 1985 are disregarded and cannot be added to or offset against capital gains or capital losses realised in relation to any other Newco Shares acquired or taken to have been acquired on or after 20 September 1985.

3.2 CGT cost base of Newco Shares

To work out any capital gain or capital loss on a disposal of Newco Shares it will be necessary to have regard to the cost base or reduced cost base of the Newco Shares, respectively, and their date of acquisition. The cost base, reduced cost base and acquisition date of the Newco Shares will be affected where a Scheme Shareholder chooses CGT roll-over relief in respect of Metcash Shares exchanged for Newco Shares.

(a) Where CGT roll-over relief is chosen

In respect of those Metcash Shares exchanged where CGT roll-over relief is chosen, the first element of the CGT cost base and reduced cost base of the Newco Shares acquired is equal to the portion of the cost base of the Metcash Shares which is reasonably attributable to the Newco Shares acquired. No prescribed method of allocating the cost base and reduced cost base is prescribed by the tax legislation.

However, based on previous ATO rulings in relation to CGT roll-over relief (for example, Class Rulings CR 2004/79 and CR 2004/80), we understand that the ATO accepts that a reasonable method of cost base allocation is to pool the cost bases of each parcel of Metcash Shares with the same "per share" cost base and acquisition date. The total cost base of each parcel of Metcash Shares should be allocated pro-rata to the Newco Shares received in exchange for those Metcash Shares. Other methods may also provide a reasonable attribution of cost base.

Applying this method, the first element of the cost base and reduced cost base of a Newco Share received by a Scheme Shareholder will be as follows:

$$\text{First element of cost base} = \frac{\text{The total of the cost bases of the parcel of Metcash Shares exchanged (worked out at the time of disposal of Metcash Shares)}}{\text{Number of Newco Shares issued in exchange for the parcel of Metcash Shares}}$$

Similarly, the first element of the reduced cost base of each Newco Share received by a Scheme Shareholder will be as follows:

$$\text{First element of reduced cost base} = \frac{\text{The total of the reduced cost bases of the parcel of Metcash Shares exchanged (worked out at the time of disposal of Metcash Shares)}}{\text{Number of Newco Shares issued in exchange for the parcel of Metcash Shares}}$$

We have set out worked examples in the Appendix.

For the purposes of applying the CGT discount provisions to a future disposal of the Newco Shares, the acquisition date is the original date of acquisition of the Metcash Shares that were transferred in exchange for the Newco Shares. The acquisition date of the Newco Shares may be important for any future disposal of those shares, as the CGT discount is only available for assets held for 12 months or more.

(b) Where CGT roll-over relief is not chosen

In respect of those Metcash Shares exchanged where CGT roll-over relief is not chosen or is not available, the first element of the CGT cost base and reduced cost base of the Newco Shares is equal to the market value of the Metcash Shares exchanged, measured at the date of acquisition of the Newco Shares. In the absence of any contrary indication of the value of those Metcash Shares, their market value should be equal to the market value of the Newco Shares on the Effective Date, which should also be the date of issue of the Newco Shares.

Where CGT roll-over relief is not chosen, the acquisition date of the Newco Shares for CGT purposes is the Effective Date. This may impact the application of the CGT discount provisions to a future disposal of the Newco Shares, as the CGT discount is only available for shares held for more than 12 months.

4 Consequences for Optionholders

4.1 Optionholders who elected to be taxed upfront

Division 13A of the Tax Act contains specific provisions which govern the taxation consequences arising for participants in the Option Plan, Scheme Optionholders should also consult information on the Option Plan provided to them at the time their Metcash Options were granted. Where an Optionholder has elected to be "taxed upfront" in respect of the grant of a Metcash Option, the Optionholder will have a CGT cost base in the Metcash Option equal to the market value of the Metcash Option calculated in accordance with the provisions of Division 13A of the Tax Act at the time it was issued.

(a) Metcash Options exercised

Optionholders who exercise their Metcash Options will acquire Metcash Shares with a cost base equal to the cost base of the Metcash Options plus any amount paid to exercise the Metcash Options.

If the Metcash Shares are sold prior to the Record Date, the Optionholder will make a capital gain if the sale proceeds for the Metcash Shares is greater than their cost base and will make a capital loss if the consideration for the Metcash Shares is less than their reduced cost base.

If the Metcash Shares are not sold prior to the Record Date, the Optionholder will be able to participate in the Share Scheme and the taxation consequences will be the same as for other Metcash Shareholders as set out above.

(b) Metcash Options not exercised

Optionholders who do not exercise their Metcash Options will be able to participate in the Option Scheme. When a Metcash Option is cancelled, the Optionholder will make a capital gain if the capital proceeds from the cancellation are greater than the cost base of the Metcash Option unless CGT roll-over relief is chosen. The Optionholder will make a capital loss if the capital proceeds are less than the reduced cost base of the Metcash Option. The capital proceeds will be the market value of the Newco Options issued in exchange for the cancelled Metcash Options.

In our view, Optionholders who elected to be taxed upfront and who would otherwise make a capital gain should be able to choose CGT roll-over relief. To be able to choose CGT roll-over relief, certain conditions must be satisfied. In our view, these conditions should be satisfied.

If CGT roll-over relief is available and Optionholders choose for it to apply, each Newco Option received in exchange should have a cost base equal to the cost base of the Metcash Option which was exchanged.

If CGT roll-over is not available (e.g. the conditions for roll-over are not satisfied or the Optionholder makes a capital loss) or Optionholders choose for it not to apply, the Optionholder will make a capital gain or capital loss as outlined above.

4.2 Optionholders who deferred taxation in relation to Metcash Options

(a) Metcash Options exercised

Optionholders who exercise their Metcash Options will trigger a taxable event (called the "cessation time") for the purposes of Division 13A. Such Optionholders will be required to include an amount in their assessable income for the income year ending 30 June 2005.

If the Metcash Shares received on exercise of Metcash Options are sold within 30 days of exercise and prior to the Record Date in an arm's length transaction, the amount to include in assessable income is the consideration received by the Optionholder for the Metcash Shares less the amount paid to exercise the Metcash Options.

If the Metcash Shares received on exercise of the Metcash Options are not sold within 30 days of exercise and the Record Date has not occurred, the amount to include in assessable income is the market value of the Metcash Shares at the time of exercise less the amount paid to exercise the Metcash Options. The cost base of the Metcash Shares will be the market value of the Metcash Shares at the time of exercise. The Optionholder can then choose whether to participate in the Metcash Share Scheme if it becomes Effective (the consequences of which are set out above) or otherwise dispose of their Metcash Shares (which will have CGT consequences).

If the Optionholder continues to hold the Metcash Shares until the Record Date and the Record Date is within 30 days of the date of exercise, the amount to include in assessable income is the market value of the Newco Shares received in exchange less the amount paid to exercise the Metcash Options. Any capital gain or capital loss on disposal of the Metcash Shares is disregarded. The cost base of the Newco Shares will be equal to the market value of the Metcash Shares on the Effective Date.

(b) Metcash Options not exercised

Optionholders who do not exercise their Metcash Options will be able to participate in the Option Scheme. Under the current law, the cancellation of the Metcash Options will trigger a "cessation time" for the purposes of Division 13A of the Tax Act and Optionholders will be required to include the market value of the Newco Options received at that time in their assessable income. The Newco Options received in exchange will be treated as having a cost base equal to the market value of the cancelled Metcash Options immediately before they are cancelled.

Under amendments to the Tax Act proposed under the *Tax Laws Amendment (2004 Measures No. 7) Bill 2004* ("**No. 7 Bill**"), an income tax roll-over will be available where, relevantly:

(a) an Optionholder acquires Newco Options, being rights that the Optionholder acquired under an employee share scheme, and the Newco Options can reasonably be regarded as matching the Metcash Options in terms of, inter alia, their market value; and

(b) the acquisition occurs in connection with a 100% takeover of Metcash; and

(c) as a result of the takeover, the Optionholder ceases to hold the Metcash Options.

In our view, if the No. 7 Bill is enacted in its current form, Optionholders who have not elected to be taxed up-front in respect of their options, should be entitled to the income tax roll-over contained in the No. 7 Bill.

The effect of the rollover is that no amount of assessable income will arise as a consequence of the exchange and the Newco Options that are received will be treated for Division 13A purposes as a continuation of the Metcash Options. The No. 7 Bill was introduced into Federal Parliament on 8 December 2004. If the No. 7 Bill receives Royal Assent it will have retrospective effect from 1 July 2004.

Optionholders who participate in the Option Scheme and acquire Newco Options should obtain tax advice prior to lodging their tax return for the income year ending 30 June 2005.

Greenwoods
& Freehills

5 Goods and Services Tax ("GST")

No GST should generally be payable in respect of the transactions outlined above, including the disposal of the Metcash Shares and the acquisition of the Newco Shares pursuant to the Share Scheme. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for Scheme Shareholders who are registered for GST as input tax credits will generally not be available for GST charged to the acquirer in respect of supplies relating to the dealings with these securities (e.g. legal and other adviser fees).

6 Tax File Numbers

Australian resident shareholders may notify Newco of their Australian Tax File Number (or Australian Business Number if the Newco Shares are held by the shareholder in the course of carrying on an enterprise). If the required notifications are not provided, tax will be deducted from the unfranked component of dividends paid by Newco. The current rate of withholding will be 48.5% of the payment. However, shareholders will be entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

Greenwoods & Freehills

Appendix

The examples below are provided for illustrative purposes only, do not show actual numbers and do not represent tax advice. The effect of any indexation of cost base is ignored. The consequences to any specific Scheme Shareholder may differ from those set forth below as a result of the Scheme Shareholder's particular tax situation or the particular facts applicable to that Scheme Shareholder. Scheme Shareholders should seek independent professional advice on the particular consequences of exchanging their Metcash Shares for Newco Shares, including whether or not to choose any roll-over relief which may be available.

Example 1 - one parcel of Metcash Shares

Mr Ford owns 1000 Metcash Shares each with a cost base and reduced cost base of $1.00. All of the Metcash Shares were acquired on 1 March 2000. Under the Metcash Scheme, Mr Ford receives 1000 Newco Shares in exchange for his 1000 Metcash Shares. Each Newco Share has a market value of $3.30 on the Effective Date.

Ignoring any incidental costs or other cost base items, Mr Ford makes a prima facie capital gain on the disposal of his Metcash shares calculated as follows:

Capital proceeds:	$3.30 x 1000	$3,300
Less: cost base	$1.00 x 1000	($1,000)
Capital gain		$2,300

On the basis that the Metcash Scheme qualifies for CGT roll-over relief, Mr Ford can choose to either:

(a) include some or all of the capital gain of $2,300 in working out the net capital gain or net capital loss (i.e. after the application of any available prior year or current year capital losses and any CGT discount) in his assessable income; and/or

(b) choose CGT roll-over relief and defer part or all of the capital gain until any subsequent disposal of his Newco Shares.

If Mr Ford does not choose CGT roll-over relief, then each Newco Share will have an initial cost base and reduced cost base calculated by reference to the market value of the Metcash Shares exchanged. The acquisition date of each Newco Share will be the Effective Date.

If Mr Ford chooses CGT roll-over relief, then the cost base and reduced cost base of each Newco Share received will be calculated as follows:

Total cost base of parcel of Metcash Shares	=	1000 x $1.00
	=	$1,000
Cost base per Newco Share	=	$1,000/1000
	=	$1.00

The acquisition date of each Newco Share will taken to be 1 March 2000.

Example 2 - three parcels of Metcash Shares

Sally owns the following parcels of Metcash Shares:

Parcel	Acquisition date	No. of Metcash Shares acquired	Cost base/ reduced cost base	Total cost base/ reduced cost base
1	30 January 2001	800	$0.40	$320
2	16 November 2001	550	$1.50	$825
3	1 October 2004	300	$2.78	$834
	TOTAL	1,650		$1,979

Under the Metcash Scheme, Sally receives 1,650 Newco Shares in exchange for her 1,650 Metcash Shares. Each Newco Share has a market value of $3.30 on the Effective Date.

Ignoring any incidental costs or other cost base items, Sally makes a prima facie capital gain on the disposal of her Metcash Shares calculated as follows:

Parcel 1

Capital proceeds: $3.30 x 800	$2,640
Less: cost base $0.40 x 800	($320)
Capital gain	$2,320

Parcel 2

Capital proceeds: $3.30 x 550	$1,815
Less: cost base $1.50 x 550	($825)
Capital gain	$990

Parcel 3

Capital proceeds: $3.30 x 300	$990
Less: cost base $2.78 x 300	($834)
Capital gain	$156
TOTAL CAPITAL GAIN	**$3,466**

On the basis that the Metcash Scheme qualifies for CGT roll-over relief, Sally can choose to either:

(a) include some or all of the total capital gain of $3,466 in working out the net capital gain or net capital loss (i.e. after the application of any available prior year or current year capital losses and any CGT discount in respect of the capital gain made on her Metcash Shares acquired on 30 January 2001 and 16 November 2001) in her assessable income; and/or

(b) choose CGT roll-over relief and defer part or all of the capital gain until any subsequent disposal by her Newco Shares.

If Sally does not choose CGT roll-over relief, then each Newco Share will have an initial cost base and reduced cost base calculated by reference to the market value of the Metcash Shares exchanged. The acquisition date of each Newco Share will be the Effective Date.

If however Sally chooses CGT roll-over relief, then the cost base and reduced cost base of each Newco Share received will be calculated as follows:

Parcel 1 – 30 January 2001 acquisition date

Total cost base of parcel of Metcash Shares	=	$320
Cost base per Newco Share	=	$320/800
	=	$0.40

The acquisition date of each Newco Share in this parcel will be taken to be 30 January 2001.

Parcel 2 – 16 November 2001 acquisition date

Total cost base of parcel of Metcash Shares	=	$825
Cost base per Newco Share	=	$825/550
	=	$1.50

The acquisition date of each Newco Share in this parcel will be taken to be 16 November 2001.

Parcel 3 – 1 October 2004 acquisition date

Total cost base of parcel of Metcash Shares	=	$834
Cost base per Newco Share	=	$834/300
	=	$2.78

The acquisition date of each Newco Share in this parcel will be taken to be1 October 2004.

Greenwoods
& Freehills

15.2 Summary Australian tax implications for Overseas Shareholders

13 January 2005

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

Dear Sirs

Metcash scheme of arrangement
Australian Taxation Report

We have been instructed by Metcash Trading Limited ("**Metcash**") to prepare a report on Australian income tax and goods and services tax ("**GST**") issues, for inclusion in the Scheme Booklet in relation to the Metcash Share Scheme for Overseas Shareholders participating in the Metcash Share Scheme.

This report outlines the general Australian taxation implications for Overseas Shareholders who are non-residents for Australian taxation purposes, receive cash for their Metcash Shares if the Metcash Share Scheme becomes Effective and who hold their Metcash Shares on capital account.

The report does not address the tax treatment for Overseas Shareholders who:

- hold their Metcash Shares on revenue account such as banks and share trading entities;
- are residents of Australia; or
- currently hold, or will hold, their Metcash Shares in carrying on a business through a permanent establishment in Australia.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All Overseas Shareholders should seek independent professional advice on the consequences of their participation in the Metcash Share Scheme, based on their particular circumstances.

Terms used in this report are, unless stated otherwise, defined in the same way as they are in the Scheme Booklet.

This memorandum is based on the provisions of the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office rulings and determinations applicable as at the date of this letter.

1 Australian capital gains tax ("CGT")

1.1 Disposal on Effective Date

For Australian CGT purposes, Overseas Shareholders will be treated as disposing of their Metcash Shares to Newco on the Effective Date for the Metcash Share Scheme.

Greenwoods
& Freehills

1.2 Metcash Shares must have necessary connection with Australia

There will only be CGT consequences for an Overseas Shareholder on disposal of Metcash Shares if the Overseas Shareholder's Metcash Shares have the necessary connection with Australia. Metcash Shares will have the necessary connection with Australia if the Overseas Shareholder (together with the Overseas Shareholder's associates) has held (at any time during the 5 years preceding the date of disposal) at least 10% of any of the Metcash Shares on issue.

Disposal of any Metcash Shares acquired (or taken to be acquired) prior to 20 September 1985 for CGT purposes are not subject to CGT at all (although such Metcash Shares will count towards the 10% threshold if the Overseas Shareholder acquired additional Metcash Shares on or after 20 September 1985).

We understand that no Overseas Shareholder has held (alone or together with associates), at any time during the 5 years preceding the date of disposal, at least 10% of any of the Metcash Shares on issue. Accordingly there should not be any Australian taxation consequences for Overseas Shareholders (who hold their Metcash Shares on capital account) participating in the Metcash Share Scheme.

1.3 Metcash Shares having the necessary connection with Australia

In the event that an Overseas Shareholder has held (alone or together with associates), at any time during the 5 years preceding the date of disposal at least 10% of any of the Metcash Shares on issue prior to the Effective Date, that Overseas Shareholder will be subject to Australian CGT.

In respect of such Metcash Shares acquired or taken to have been acquired by an Overseas Shareholder on or after 20 September 1985 for CGT purposes ("**Post-CGT Metcash Shares**"), upon disposal of a Post-CGT Metcash Share, an Overseas Shareholder will make a capital gain if the net proceeds in respect of the disposal of the Post-CGT Metcash Share exceeds the cost base of the Post-CGT Metcash Share. If the net proceeds in respect of the disposal of the Metcash Share is less than the reduced cost base of the Metcash Share, the Overseas Shareholder will make a capital loss.

In broad terms, the cost base for Metcash Shares is generally the amount the Overseas Shareholder paid for them in Australian currency (including incidental costs of acquisition and disposal).

Where the Overseas Shareholder is a resident of a country with which Australia has concluded a double tax treaty, the Overseas Shareholder may be entitled to relief from Australian CGT pursuant to the terms of the treaty. If treaty relief is not available, the Overseas Shareholder may be eligible for the CGT discount or indexation (refer to the Australian Taxation Report in respect of Australian resident Scheme Shareholders at Section 15.1).

2 GST

Certain brokerage and other fees paid by Newco's nominee when it sells the Newco Shares issued to it (refer to Section 9.6(c)) may be subject to Australian GST, which will be taken into account in working out the net proceeds payable to Overseas Shareholders.

Yours sincerely



GREENWOODS & FREEHILLS PTY LIMITED



16 Additional information

16.1 ASX listing of Metcash and Newco

(a) Newco

On or about the date of this Scheme Booklet, Newco will apply to ASX for admission to ASX's official list and for quotation of the Newco Shares on ASX. The application will be conditional on the approval and implementation of the Metcash Share Scheme.

(b) Metcash

It is expected that suspension of trading on ASX in Metcash Shares will occur from close of trading on the day on which Metcash notifies ASX of the approval of the Metcash Share Scheme by the Court.

Provided that the Metcash Share Scheme has been fully implemented in accordance with its terms, Metcash will apply for termination of the official quotation of Metcash Shares on ASX after the Implementation Date.

It is expected, however, that although official quotations of Metcash Shares will be terminated as outlined above, Metcash will, for a period, continue to be admitted to the official list of ASX and that the Metcash A Shares, NZ Shares and CULS will be quoted and tradeable on ASX.

16.2 Interests of directors and executive officers

The Directors are named below. Each of the Directors' interests in Metcash Shares and Metcash Options and shares in Metoz Holdings, as at the date of this Scheme Booklet are set out in the table below.

Name	Number of Metcash Shares held	Number of Metcash Options held	Number of Metoz Holdings shares held
Mr. Carlos S. dos Santos	0	0	17,433,601
Mr. A.E. (Ted) Harris, AC	344,980	0	207,118
Mr. Andrew Reitzer	1,820,000	680,000	205,671
Mr. Michael R. Jablonski	0	850,000	0
Mr. Edwin M. Jankelowitz	600,000	850,000	0
Mr. V. Dudley Rubin	0	0	1,286,827
Mr. Peter L. Barnes	125,000	0	0
Mr. Richard A. Longes	100,000	0	0
Mr. Bernard J. Hale	0	850,000	1,190,015
Mr. Joao Louis S. Jardin	0	520,000	0
Mr. Michael Wesslink	145,000	540,000	0

No Director as at the date of this Scheme Booklet holds a beneficial interest in any other Metcash Shares, Metcash Options, or shares in Metoz Holdings.

It is proposed that all Directors will, following the transfer of Metcash Shares to Newco under the Metcash Share Scheme, be appointed as directors of Newco on a basis of remuneration equivalent to their existing arrangements with Metcash. Each Director has agreed to waive all payments or other benefits otherwise payable or due to him as compensation for loss of, or as consideration for or in connection with his or her retirement from office in Metcash or its related bodies corporate as a result of the Schemes becoming Effective. Accordingly, no such payments or benefits will be made or given.

Each of the Newco directors' interest in Metcash Shares and Metcash Options and Metoz Holdings shares and options are set out in the table below.

Name	Number of Metcash Shares held	Number of Metcash Options held	Number of Metoz Holdings shares held
Mr John Randall	240,000	80,000	0
Mr Michael Roche	5,000	0	0
Mr Paul Kaplan	0	0	0

Other payments and benefits

Except as disclosed elsewhere in this Scheme Booklet, no Director has any other interests, whether as a director or member or creditor of Metcash or otherwise, material to the Metcash Schemes.

As at the date of this Scheme Booklet, no marketable securities of Newco are held by or on behalf of the Directors.

No Director as at the date of this Scheme Booklet has entered into an agreement or arrangement with another person in connection with or conditional on the outcome of the Metcash Schemes.

No Director as at the date of this Scheme Booklet has any interest in any contract entered into by Newco.

No payment or other benefit is proposed to be made or provided to any Director, secretary or executive officer of Metcash or its related bodies corporate as a result of the Schemes becoming Effective.

16.3 Disclosure of fees and other benefits

Greenwoods & Freehills has prepared the Tax Adviser's Report. Metcash has paid or agreed to pay $103,000 for such services to 12 January 2005. Further amounts may be paid to Greenwoods & Freehills in accordance with its time-based charge-out rates.

PricewaterhouseCoopers Securities Limited was appointed as Independent Expert and Independent Accountant for the Metcash Schemes. Metcash had paid or agreed to pay $575,000 for the Independent Expert's Report and the Independent Accountant's Report. Further amounts may be paid to PricewaterhouseCoopers Securities Limited in accordance with its time-based charge-out rates.

16.4 Independent Expert's Report and Independent Accountant's Report

Metcash has engaged PricewaterhouseCoopers Securities Limited (PwCS) as an independent expert to report on the proposed Capital Reorganisation. Section 17 of this Scheme Booklet contains the Independent Expert's Report prepared by PwCS for Metcash and a financial services guide issued by PwCS relating to the financial services provided by it. PwCS is not responsible nor liable for any part of this Scheme Booklet other than the Independent Expert's Report, the FSG and the Independent Accountant's Report.

The Directors recommend that you read the Independent Expert's Report carefully before voting at the Scheme Meetings.

PricewaterhouseCoopers Securities Limited has consented to the inclusion of its Independent Expert's Report and Independent Accountant's Report in this Scheme Booklet in the form and context in which they are included and has not withdrawn that consent at the date of this Scheme Booklet. It has not caused or authorised the issue of this Scheme Booklet and takes no responsibility for any part of it other than the Independent Expert's Report, the FSGs, the Independent Accountant's Report and the references to its name.

16.5 Material changes in the financial position of Metcash

The latest published financial statements of Metcash are the reviewed financial statements for the half year ended 31 October 2004 that were released to the ASX on 25 November 2004. The last balance sheet of Metcash laid before the company or sent to shareholders in accordance with sections 314 or 317 of the Corporations Act was the audited balance sheet of Metcash at 30 April 2004 contained within Metcash's 2004 Annual Report that was released to ASX on 29 July 2004.



To the knowledge of the Directors, there has not been a material change in the financial position of Metcash since 30 April 2004, except as disclosed in announcements to the ASX. Copies of these announcements are available to any Shareholder or Optionholder free of charge by writing to:

Company Secretary
Metcash Trading Limited
4 Newington Road, Silverwater, NSW 2128
Fax number: +61 29741 3027
Email: john.randall@metcash.com

16.6 ASIC relief

ASIC has granted Metcash relief from the obligations to state the matters set out in clause 8201, and to contain or have annexed the reports and copies of documents referred to in clauses 8203(a) and 8203(b), of Part 2 of Schedule 8 of the Corporations Regulations 2001 (Cth), which this Scheme Booklet would otherwise be required to contain or annex.

16.7 Other material information

Other than as contained in this Scheme Booklet, there is no information material to the making of a decision in relation to the Metcash Schemes (being information that is within the knowledge of any director of Metcash or a related company, acting in that capacity) that has not previously been disclosed to Shareholders and Optionholders.

16.8 Copy of Option Register

Under the Corporations Act, any Optionholder has a right to inspect and to ask for a copy of the Option Register, which contains details of the name and address of each Optionholder and other details regarding the terms of the Metcash Options. A copy of the Option Register will be made available to any Optionholder on payment of the prescribed fee under the Corporations Act.

16.9 Consents

Greenwoods & Freehills has consented to the inclusion of the Tax Adviser's Report in this Scheme Booklet in the form and context in which it is included and has not withdrawn that consent at the date of this Scheme Booklet. It has not caused or authorised the issue of this Scheme Booklet and takes no responsibility for any part of it other than the Tax Adviser's Report and the references to its name.

Metcash Trading Africa (Pty) Limited has consented to the inclusion of statements attributed to it in this Scheme Booklet in the form and context in which they are included and has not withdrawn that consent at the date of this Scheme Booklet.

Metoz Holdings has consented to the inclusion of statements attributed to it in this Scheme Booklet in the form and context in which they are included and has not withdrawn that consent at the date of this Scheme Booklet.

Newco has consented to the inclusion of statements attributed to it in this Scheme Booklet in the form and context in which they are included and has not withdrawn that consent at the date of this Scheme Booklet.



Metcash Trading Limited

Independent Expert's Report and Financial Services Guide

in relation to the proposed Capital Reorganisation

11 February 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Financial Services Guide

This Financial Services Guide is dated 11 February 2005

About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwCS") has been engaged by Metcash Trading Limited ("Metcash") to provide a report in the form of an Independent Expert's Report (the "Report") in relation to the Proposed Capital Reorganisation for inclusion in this Scheme Booklet.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwCS generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

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PwCS and its partners, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or PwCS may provide financial advisory services to, the issuer of a financial product in the ordinary course of its business. However, PwCS has no prior professional relationship with Metcash.

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Contact details

PwCS can be contacted by sending a letter to the following address:

Richard Stewart
PricewaterhouseCoopers Securities Ltd
201 Sussex Street
SYDNEY NSW 2000

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Independent Directors
Metcash Trading Limited
4 Newington Road
Silverwater NSW 2128

11 February 2005

Dear Sirs

Independent Expert's Report in relation to the proposed Capital Reorganisation

1. Introduction

On 6 December 2004, Metcash Trading Limited (Metcash) announced a proposed corporate reorganisation (Capital Reorganisation) which, if successful, will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings Limited (Metoz).

On the same day, Metcash also announced its intention to make an off-market takeover offer (the Takeover Offer) for the entire issued share capital of Foodland Associated Limited (Foodland). The Takeover Offer is structured so that Metcash shareholders including Foodland shareholders accepting Metcash scrip as part of the Takeover Offer will own Foodland's Australian businesses and that current Foodland shareholders will ultimately be transferred direct ownership of Foodland's New Zealand businesses.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other.

The proposed Capital Reorganisation will be implemented by three Schemes of Arrangement (the Schemes). There will be two schemes of arrangement in Australia (Metcash Schemes) and a scheme of arrangement in South Africa (Metoz Scheme). The two Metcash schemes relate to, firstly, the ordinary shares not held by Metoz (Metcash Share Scheme) and secondly, to options (Metcash Option Scheme) that are outstanding in Metcash. The Metcash Share Scheme and Metoz Scheme are inter-conditional. The Metcash Option Scheme is conditional upon the Metcash Share Scheme and Metoz Scheme, but the Metcash Share Scheme and Metoz Scheme are not conditional upon the Metcash Option Scheme.

Once the Metcash Share Scheme and Metoz Scheme become effective, Metcash will be controlled by Metcash shareholders (other than Metoz) who will become shareholders in a new company (Newco), which will then be listed on the ASX.

1.1. Purpose of report

PricewaterhouseCoopers Securities Ltd (PwCS) has been engaged by the independent directors of Metcash to prepare this independent expert's report to accompany the Scheme Booklet to be sent to Metcash shareholders and optionholders in connection with the proposed Capital Reorganisation.

We understand that our report will be used to assist in providing non-associated (those who are not related parties of Metoz) shareholders and optionholders with proper and full disclosure to enable them to assess the merits of the proposed Capital Reorganisation, details of which are included in the Scheme Booklet and summarised in Section 3 of this report. Our report has been prepared solely for the purpose of assisting the non-associated shareholders and optionholders of Metcash in considering the proposed transaction.

In particular, in relation to the Capital Reorganisation, you have asked us to provide our opinion on the following:

- whether the proposed scheme is in the best interests of the members of Metcash. (ASIC Policy Statement 75.09);

- whether or not it is in Metcash's interests to pass the proposed resolution relating to giving financial benefits to related parties where Metcash and Newco are not dealing at arm's length (Corporations Act section 219(1)(e)(i));

- whether the giving of financial assistance by Metcash and its subsidiaries in connection with the implementation of the Capital Reorganisation and Takeover Offer is in the best interests of the members of Metcash (Corporations Act section 260B); and

- whether the resolution to allow Newco to rely on an exception from the otherwise prohibited downstream acquisition of Metcash is fair and reasonable to non-associated shareholders of Metcash (Corporations Act section 611 item 7).

We consider that the Capital Reorganisation is effectively one integrated transaction. Accordingly, we consider that satisfying the first test above, will in turn satisfy each of the other tests.

We express no opinion on the interests of Metoz in the proposed transaction. Our opinion in all cases refers to the interests of non-associated shareholders of Metcash.

In relation to the option scheme, you have asked us to provide our opinion on the following:

- whether or not the proposed option scheme is in the best interests of non-associated Metcash optionholders.

As the interests of optionholders are separate and distinct from those of ordinary shareholders, we have conducted a separate analysis of the position of these optionholders.

2. Summary and conclusions

2.1. Evaluation of the Capital Reorganisation for non-associated shareholders

We are of the opinion that:

- The proposed Capital Reorganisation, taken as a whole, is in the best interests of the non-associated shareholders;
- It is in Metcash's best interests to pass the proposed resolutions in relation to the Metcash Share Scheme;
- The Metcash Share Scheme involving the payment of consideration to Newco (a related party) is fair and reasonable to non-associated shareholders; and
- The resolution to approve the downstream acquisition of Metcash by Newco, being an integrated part of the Metcash Share Scheme, is fair and reasonable for non-associated shareholders.

2.2. Assessment of the consideration payable to Metoz under the Capital Reorganisation

The effective consideration offered to Metoz shareholders of **$2.92 per Metcash share** is within our assessed range for a **minority interest in Metcash** on a stand-alone basis of **$2.86 to $3.03** and below our assessed range for **a minority interest** in Metcash resulting from the proposed acquisition of Foodland of **$3.07 to $3.54**.

In our view, Metoz will not receive a control premium for its pre-Capital Reorganisation 52% stake in Metcash under the terms of the Capital Reorganisation even though the structure of the Capital Reorganisation and its efficiency compared to other alternatives to acquire Metoz shareholders' interest provides for a substantial premium over the trading price of Metoz prior to the announcement.

Accordingly, we believe the consideration proposed for the Metoz shares is fair from the perspective of the non-associated shareholders of Metcash.

2.3. Assessment of advantages and disadvantages of the Capital Reorganisation for non-associated shareholders

Shareholders should be aware of the other advantages and disadvantages of the Capital Reorganisation which we have summarised as follows:

Advantages:

- The pricing of the purchase of Metoz's shares does not significantly dilute the minority interests of non-associated shareholders in Metcash. We expect that the

per share value (including CULS[1] rights but before the accretion arising from the Takeover Offer) would continue to be in a similar range to that pre-Capital Reorganisation;

- It is possible that the price of Metcash's shares would decline if the Capital Reorganisation is rejected but the Takeover Offer is successful as Metoz would participate in the anticipated accretion in Metcash's value arising as a result of the proposed Foodland acquisition.

- The Capital Reorganisation will be EPS accretive for the Newco group compared to the existing Metcash EPS.

- Eligible shareholders will be able to participate, pro-rata, in the favourable terms proposed for the issue of CULS. The rights of the shareholders, who do not participate, will be offered to other investors through a bookbuild process and the amount (if any) by which the sale proceeds exceeds the issue price for the CULS will be returned to non-participating shareholders as value for their rights.

- In our view, Metoz is no longer a natural holder of its investment in Metcash. Therefore, it would likely be a seller of its holding over an uncertain timeframe. The Metcash Share Scheme presents an opportunity to remove this potential overhang from the market for the ordinary shares, benefiting non-associated shareholders.

- The mechanics of the Capital Reorganisation increase the free float in Metcash's (or Newco's) shares. This would, inter alia, improve Newco's position in market indicies and, increase liquidity and possibly reduce the bid/ask spread for the benefit of non associated shareholders.

Disadvantages:

- The funding by debt of a significant component of the consideration for the Metoz shares increases the leverage of the Newco equity. This effect is compounded under the contemplated funding arrangement for the proposed Foodland acquisition. Whilst the resulting level of gearing is within the observed range for the grocery wholesaling and retailing industry, it will likely generate increased volatility in the share price.

- The effective change of control of the Metcash business may trigger change of control clauses in some of Metcash's contracts. Whilst we are not of the view that this will result in any of these contracts being withdrawn from Metcash, it may present an opportunity for Metcash's suppliers or customers to attempt to renegotiate contract terms.

- The Capital Reorganisation, including the acquisition of Metoz, results in the Newco group assuming all liabilities of Metoz and its subsidiaries including potential tax liabilities and warranty claims. Whilst the directors intend to conduct a post-Capital Reorganisation restructure to mitigate any risk of these potential

[1] CULS – Convertible Unsecured Loan Note Securities

liabilities, shareholders should be aware that these liabilities may arise in subsequent periods. The directors have received advice that the expected tax payable is $Nil, but also that in the worst case, the tax liability may be $47 million.

- The interposition of Newco may create a restriction in terms of Metcash's ability to distribute its final dividend this year. However, we note that a 2nd interim dividend of $0.04 per share will be proposed and paid to existing Metcash shareholders if the Capital Reorganisation is approved. As such, the maximum value impact of this could be approximately $0.02 per share (based on the anticipated full amount of the final dividend of $0.06 per share, assumed to be similar to the interim dividend), but as the dividend would be retained in the company we would expect the share price impact to be insignificant.

- The coincidence of timing of the scheme (and associated funding) with the proposed Foodland acquisition makes the proposal more difficult from an execution point of view, than is customary in a scrip acquisition.

Shareholders should also be aware that Metcash is committed to incurring costs of approximately $50 million in relation to the funding of the Capital Reorganisation and the Takeover Offer regardless of whether they proceed or not.

We are of the view that the balance of advantages and disadvantages is favourable to non-associated shareholders. We are also not aware of any more favourable alternative available to Metcash, but note that should a more favourable option present itself the Metcash Share Scheme does not prevent non-associated shareholders from participating in that alternative. Accordingly, we are of the opinion that the Metcash Share Scheme would be reasonable, even if the fairness issue was ignored.

2.4. Assessment of the Metcash Option Scheme

Based on:

- the valuation of the options pre- and post-schemes being substantially the same;

- the preservation of all other optionholder rights on equivalent or better terms under the terms of the Metcash Option Scheme; and

- the advantages outweighing the disadvantages of the Metcash Option Scheme,

we are of the view that the proposed Metcash Option Scheme is in the best interests of the optionholders of Metcash.

2.5. Limitations

Available information

Certain valuations included in this report relate to Foodland's business that is the subject of a current takeover offer from Metcash. A limitation of the valuation scenarios of Metcash which include Foodland is that the components of the valuation relating to Foodland are based solely on publicly available information. Although Foodland is

required to disclose information regarding its geographical business segments in accordance with Australian accounting standards, this financial information is considerably less detailed than that would normally be available in providing opinions of value for inclusion in public documents.

In particular:

- We have not had access to Foodland management to better understand the operations of Foodland's businesses and the likely synergies arising from the merger of Metcash and Foodland's Australian businesses; and

- Foodland's financial year end is on or around 31 July. Hence, the most recent financial information we have is for the 52 weeks to 1 August 2004 and first quarter 2005 sales report.

Rounding

Numbers contained in this report are rounded to either zero or one decimal place, therefore if a set of numbers do not appear to add together precisely it is purely a function of rounding.

Future information limitations

We note that in utilising forecast financial information and, because events and circumstances frequently do not occur as expected, differences between forecast and actual results are likely to arise, some of which may be material.

Individual shareholder circumstances

This report is to be included with the Scheme Booklet in assisting Metcash's shareholders and optionholders in their consideration of the Metcash Schemes.

This report is intended for use within Australia and New Zealand in connection with the Metcash Schemes. It is not to be used in any other jurisdiction whatsoever.

This report has not been prepared to provide information to any parties considering the purchase or sale of any Metcash securities (save under the Metcash Schemes). Accordingly, we do not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.

Users of this report should have regard to the qualifications, disclaimers and consents contained in Appendix A. All amounts referred to in this report are in Australian dollars, unless otherwise specifically stated.

General advice warning

This report sets out general advice in relation to the Metcash Schemes and has been prepared without taking account of the particular objectives, financial situation or needs of the individual shareholders and optionholders of Metcash. Accordingly, before taking any action in relation to the Metcash Schemes, shareholders and optionholders should consider the appropriateness of the advice having regard to their individual circumstances

and, if they are in any doubt about their decision, obtain their own professional financial advice. Any decision to hold shares in Metcash is a separate investment decision. This report provides no advice or opinion in relation to this decision and shareholders and optionholders should seek their own professional advice as to the investment decision appropriate to their particular circumstances.

The balance of our report is set out in the following sections:

PRICEWATERHOUSECOOPERS

Contents

3. Overview of the Capital Reorganisation

The terms of the proposed Capital Reorganisation are fully described in the Scheme Booklet. For convenience, we have summarised the terms and effect of the proposed Capital Reorganisation in this section.

3.1. The Capital Reorganisation

On 6 December 2004, Metcash announced its intention to undertake a Capital Reorganisation that will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz.

Under the Capital Reorganisation, a new company, Newco, has been incorporated with the intention that:

- Newco will purchase all of the shares in Metoz for the South African Rand (SA Rand) equivalent of A$0.6015 per Metoz share (derived from a cash consideration of A$2.92 for each Metcash share held by Metoz (including assumed Metoz net liabilities of A$0.07 per Metcash share with the result that the effective cash consideration to Metoz shareholders to be A$2.85 per Metcash share)); and

- All other shareholders in Metcash will receive 1 Newco ordinary share for each Metcash share held.

At the completion of the Capital Reorganisation, Newco will be renamed Metcash.

The Capital Reorganisation will be implemented by way of three Schemes of Arrangement:

- Metoz Scheme - a Metoz Scheme of Arrangement to be voted on by Metoz shareholders in South Africa; and

- Metcash Schemes - two Metcash Schemes of Arrangement to be voted on in Australia by Metcash shareholders and optionholders respectively.

Assuming the Schemes are approved and if the Takeover Offer is successful, Metcash shareholders (including former Foodland shareholders that accept the scrip alternative) will become shareholders of Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash.

On 3 December 2004, the two largest Metoz shareholders: RMB Asset Management (Pty) Limited (RMB), and STANLIB Asset Management Limited (STANLIB), who at that time collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz, separately provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz as may be necessary to implement the Metoz Scheme.

These undertakings will fall away on receipt by Metoz or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz as having a better

than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings, RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for client which terminates the mandate to RMB or STANLIB as asset managers prior to completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz to which the undertakings could apply is 36.5%.

Since the announcement on 6 December 2004, STANLIB has sold approximately 71 million Metoz shares. As a result, RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued shares in Metoz.

Background on Metoz

Metoz (formerly called Metro Cash and Carry Limited) was incorporated in South Africa in 1946 and its shares are listed on the Johannesburg Stock Exchange (JSE). On 6 October 2004, Metoz sold all of its businesses except Metcash to a consortium of Metro management and a Black Empowerment Consortium. Prior to the divestment, Metoz conducted business in sixteen countries across Africa, Australasia and the Far East as distributors of groceries and other fast moving consumer goods.

Shareholder Structure

Metoz's three largest shareholders, RMB Asset Management Proprietary Limited, STANLIB Asset Management Limited and Old Mutual Asset Managers, collectively control approximately 63% of the issued ordinary shares in Metoz. Issued share capital of Metoz at 31 October 2004 was approximately 1,825 million ordinary shares. The effective acquisition price in SA Rand is 2.61 per share, which represents a substantial 31% premium to the three month VWAP of Metoz's shares on the JSE of SA Rand 1.99.

Assets and Liabilities of Metoz

Metoz's only major asset is its investment in Metcash. Metoz also has net liabilities of approximately $43 million, some of which will be extinguished by the 4 cents per share special dividend payable upon the Capital Reorganisation being approved. The remaining net liabilities would be approximately A$27 million. It is the intention of Metcash to retire this debt immediately on acquisition of Metoz.

There are also residual warranties provided by Metoz in relation to various aspects of the sale to the consortium referred to above and potential tax liabilities on the potential realisation of the capital gain enjoyed by Metoz in respect of its holding in Metcash. The directors have received advice that no warranty claims exist and that likely tax liabilities will be zero. A post-Capital Reorganisation restructure is planned to minimise the risk of any of these liabilities arising. The directors also sought an opinion that in the worst case, the tax liabilities arising from the capital gain and/or the restructure will not exceed $47 million. In our valuation, we have excluded these potential liabilities.

The Takeover Offer

As noted above, on the same day as the announcement of the Capital Reorganisation, Metcash announced its intention to make an off-market takeover offer to acquire the entire issued share capital of Foodland.

The Takeover Offer and the Capital Reorganisation are not inter-conditional.

Under the Takeover Offer, Metcash is proposing that Foodland shareholders will receive:

- 2.44[2] Metcash Australian preference shares (A Shares) (to represent the same value and economic entitlement as Metcash ordinary shares) or A$7.18 cash per Foodland share; and
- one Metcash New Zealand preference share (NZ Shares) per Foodland share (to represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders).

The A Shares being issued are to provide flexibility until Metcash knows if and when the Capital Reorganisation becomes effective. If the Capital Reorganisation does become effective, the A Shares will be exchanged for ordinary shares in Newco (a newly listed company which will then own all of the ordinary capital of Metcash). If the Capital Reorganisation is not effective, the A Shares will convert into Metcash ordinary shares.

Following the successful completion of the Takeover Offer and compulsory acquisition, it is Metcash's stated intention that the NZ Shares will be cancelled in exchange for the transfer of ordinary shares in a new holding company for Foodland New Zealand (NZ Holdco), which will be separately listed on the ASX. This exchange will be subject to various shareholder approvals at that time. We understand that from the time of issue until exchange for ordinary shares in NZ Holdco, the NZ Shares will be listed on the ASX.

If capital is raised from current Metcash shareholders on a discounted pro-rata basis pursuant to the Capital Reorganisation, it is the intention of Metcash to minimise the effect of any dilution of Foodland shareholders by increasing the number of shares offered. The terms of such adjustments are set out below and the impact is reflected in our valuations under relevant scenarios.

The proposed structure before and after the proposed takeover of Foodland are summarised in the diagram below:

[2] As adjusted for pro-rata offerings that may be required to insulate accepting Foodland shareholders from the dilutionary impact of the funding arrangements associated with the Capital Reorganisation discussed above.


Before
After
Foodland Associated Limited
Metcash Trading Limited
Existing Foodland shareholders
New Metcash
Foodland Australia
Foodland New Zealand
Existing Metcash business
Foodland New Zealand
Foodland Australia
Existing Metcash business

Funding of the Takeover Offer and the Capital Reorganisation

In order to help fund the Offer, Metcash issued ordinary shares under an institutional placement on 6 December 2004. At the conclusion of the placement, Metcash issued 89,850,000 ordinary shares at a price of $3.00 per share, representing a 2% premium to Metcash's previous closing price on 3 December 2004 of $2.94. The placement raised a total of $269,550,000.

Metcash also conducted a share purchase plan (SPP) for retail investors subsequent to this placement. At the conclusion of the SPP, Metcash issued approximately 7 million ordinary shares at a price of $3.00 per share. The SPP raised a total of $20.9 million.

The amount raised under the placement and SPP may or may not be enough to equity fund the entire cash consideration under the Takeover Offer, depending upon how many Foodland shareholders elect to receive cash rather than scrip.

Accordingly, some debt may be required; the various debt facilities proposed are described below.

We set out below a summary of Metcash's funding arrangements under possible scenarios regarding the outcome of the Capital Reorganisation and the Takeover Offer.

Capital reorganisation proceeds	Yes	No	Yes
Takeover Offer proceeds	No	Yes	Yes
$ million		(Note 1)	(Note 1)
Sources of cash			
Syndicated Facility	527	425	756
Action Facility		235	235
CUPS			50
CULS	372		744
Placement	270	270	270
SPP	21	21	21
	1,189	950	2,075
Uses of cash			
Capital Reorganisation	1,125		1,125
Offer		846	846
Transaction costs	64	74	74
Restructuring costs		30	30
	1,189	950	2,075

Note 1: The Takeover Offer proceeds with 100% take up of cash offer.

Management has advised us that if surplus funds are raised under the proposed funding arrangements, due to a higher take up of scrip than anticipated, then they will consider a range of capital management techniques to adjust the capital structure of the group to that which they consider optimal.

It should be noted that the Capital Reorganisation is a yes/no proposition which will either occur or not occur. On the other hand, the result of the Takeover Offer may lie anywhere on a continuum between 100% scrip acceptance and 100% cash acceptance.

A brief description for the various sources of funding is set out below. Please refer to Section 12 of the Scheme Booklet for full details of the terms of the debt instruments.

Syndicated Facility

Funding is proposed to be raised via a syndicated facility (Syndicated Facility). There is no proposed collateral and the security offered will be effectively negative pledge supported by a range of financial covenants. Metcash and Newco will be the guarantors of the Syndicated Facility.

Action Facility

This relates entirely to the acquisition of the Action stores by Metcash which will be funded through ring-fenced debt (Action Facility) and geared to approximately 70%. Metcash will not have access to the cashflows of Actions.

Metcash and the other guarantors of the Syndicated Facility will guarantee the Action Facility.

Should a value in excess of the Action Facility be realised by Metcash through the sale of the Action stores, value will be retained by Metcash. We have reflected an estimate of the value to be retained in our estimated value of the Metcash shares, post-successful completion of the Takeover Offer.

CULS (Convertible Unsecured Loan Note Securities)

These are underwritten by Deutsche Bank up to $744 million. They will be offered to existing Metcash ordinary shareholders (other than excluded foreign shareholders) on a pro-rata basis and Metoz has undertaken not to take up any of their rights to subscribe for CULS. The issue price will be $2.54 (or any other price agreed between Metcash and the CULS underwriter) per CULS and the maturity date is 6 months from issue subject to extension in certain circumstances.

If the Metcash Share Scheme does not become effective by the date that is 6 months after the date of issue (Maturity Date), all of the CULS will be redeemed for face value plus a redemption premium of 2.5%.

If the Metcash Share Scheme does become effective, 25% of the CULS will immediately convert into ordinary shares in Newco on a one for one basis[3]. A further 25% will convert on the Maturity Date.

In addition, a CULS holder may elect to accelerate prior to the Maturity Date the date of the conversion of the second 25% of the number of CULS in the event that a takeover bid is made to acquire all or some of the ordinary shares in Metcash or all or some of the ordinary shares in Newco and the bid is, or becomes, unconditional and:

- the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or the ordinary shares in Newco on issue, as the case may be; or

- the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

Metcash will either convert or redeem the remaining 50% of the CULS on the Maturity Date as determined by Metcash. Any redemption by Metcash of CULS at this time will be at face value plus a redemption premium of 5%.

If the Metcash Share Scheme becomes effective, Metcash may:

- by notice to CULS holders, accelerate the maturity date if the Takeover Offer becomes unconditional; and

- at any time that is 30 days prior to the Maturity Date, extend the Maturity Date in respect of the final 50% of the CULS by 3 months if the Takeover Offer has not

[3] Subject to adjustment of the ratio in the event of a reconstruction of Newco shares.

become unconditional. If the Maturity Date is extended, the conversion of the second 25% of CULS will still occur on the original Maturity Date, and any CULS redeemed on the extended maturity date will be redeemed at the face value of the CULS plus a redemption premium of 7.5%.

The extent of the final 50% of CULS conversion depends on the level of scrip take-up if the Takeover Offer is successful.

The CULS may also be converted or redeemed if certain insolvency or change of control events occur in relation to Metcash

The conversion entitlement for CULS at $2.54 (or any price agreed between Metcash and the CULS underwriter) gives rise to potential dilution of existing holders since our valuation of the ordinary shares is in excess of $2.54. Existing Metcash shareholders are able to mitigate this dilution by participating in the CULS offer, or potentially receiving value from the sale of their rights if they are unable to participate.

Foodland shareholders, who would receive share consideration, will not be able to participate and hence could be diluted. To take account of this potential dilution with respect to the Foodland shareholders, included in the terms of the Takeover Offer are provisions that increase the number of shares issued to Foodland shareholders by comparing the value of (1) a Metcash share cum the right to participate in the CULS offer, with the value of a share (2) ex this right[4] and adjusting the number of shares offered to Foodland shareholders by the ratio of (1) divided by (2).

CUPS (Convertible Undated Preference Shares)

The CUPS will only be issued if the Capital Reorganisation becomes effective.

The CUPS may be redeemed at face value plus commercial interest within 9 months of the Schemes. If Metcash chooses not to redeem the CUPS, they will convert into Newco ordinary shares at a 5% discount to the 20 days VWAP prior to the time of conversion (or at a 10% discount if certain default events occur prior to the Takeover Offer being completed or withdrawn).

Because of their nature, we have treated CUPS as debt in our analysis.

The Metcash Option Scheme

Pursuant to the Capital Reorganisation, optionholders in Metcash will be offered, under a separate option scheme, options in Newco, in return for the cancellation of their existing options in Metcash.

The principal terms of the option offer are that options will be issued by Newco on the same terms and conditions as those currently outstanding with Metcash save that they will carry the right to the issue of ordinary shares in Newco rather than in Metcash and the exercise price under the Newco Options will be adjusted to take account of the issue of CULS (and their conversion into shares in Newco).

---

[4] Both determined on a 5 day Volume Weighted Average Price

3.2. Resolutions

Metcash Ordinary Shareholders and Optionholders will be asked to vote on the respective Scheme in accordance with the resolutions contained in the relevant notices of meeting included within the Scheme Booklet.

The implementation of the Metcash Share Scheme is conditional on shareholders approving the Metcash Share Scheme and the implementation of the Metcash Option Scheme is conditional on optionholders approving the Metcash Option Scheme. If shareholders approve the Metcash Share Scheme, but optionholders do not approve the Metcash Option Scheme, then the proposed Capital Reorganisation will proceed with the result that optionholders will then hold options over unlisted shares, being those of Metcash rather than Newco.

4. Basis of our assessment

4.1. The Capital Reorganisation as a whole

In our view, a "best interests" assessment of a proposed transaction incorporates the criteria of a fair and reasonable assessment.

In assessing whether the proposed transactions are fair and reasonable from the perspective of non-associated shareholders, we have had regard to the criteria set out in ASIC Policy Statement 75

- a transaction is 'fair' if the value of the consideration offered is equal to or greater than (in the context of this transaction, this should be read as "less than" as a related party is being paid the consideration) the value of the asset or assets which are the subject of the transaction

- a transaction is 'reasonable' if it is fair. It may also be reasonable if, despite not being fair, after considering other significant factors, shareholders should accept the terms of the transaction.

In considering whether the proposed transaction is fair and reasonable to the non-associated shareholders, the factors that we have considered include:

Assessment of transaction price (i.e. fairness)

- Whether or not the non-associated shareholders of Metcash are paying a fair price for the acquisition of Metoz shares. In particular, whether Metoz is receiving a control premium that is not being offered to non-associated shareholders.

Assessment of transaction advantages and disadvantages (i.e. reasonableness)

- The strategic rationale for the Capital Reorganisation and the expected impact of the proposed transaction upon Metcash's future growth and business risks, and accordingly, the value of a Newco share vis-à-vis a Metcash share.

- Possible alternatives to the proposed transaction.

- The expected impact of the proposed transaction upon the liquidity of the market for Metcash shares.

- The expected impact of the proposed transaction upon key financial measures such as earnings per share, net tangible assets per share and gearing.

To provide a full picture to shareholders of their position, we consider it appropriate to deal with the other advantages and disadvantages of the transaction even if we judged the price at which the transaction is proposed to be fair. Each of the above factors shall be assessed as either an advantage or a disadvantage of the proposed transaction.

Uncertainty surrounding the Takeover Offer

As noted above, the proposed Capital Reorganisation is not inter-conditional with the Takeover Offer. Consequently, there is the possibility that the Takeover Offer may or may not be accepted at the time of the proposed Capital Reorganisation.

Given the uncertainty regarding the status of the takeover of Foodland at the time of the proposed Capital Reorganisation, we consider it necessary to analyse the proposed Corporate Reorganisation under both of the following scenarios:

- that the Takeover Offer is not accepted by 90% of Foodland shareholders
- that the Takeover Offer is accepted by at least 90% of Foodland shareholders and Metcash proceeds to compulsory acquisition

Valuation methodology

ASIC's Practice Note 43 "Valuation reports and profit forecasts" indicates that it is appropriate for an independent expert to consider the following valuation methods:

- net present value of projected cash flows (discounted cash flow)
- capitalisation of estimated future maintainable earnings
- comparison with similar open market transactions
- net asset backing assuming an orderly realisation of the assets, and
- the most recent quoted price of listed securities.

The selection of the techniques that are most appropriate to apply in any situation rests with the circumstances of the particular case. The following valuation techniques are not mutually exclusive and can be applied in conjunction with each other.

Capitalisation of earnings

A widely applied valuation technique is the application of an appropriate multiple to estimated future maintainable earnings. This requires an assessment of:

- A maintainable level of earnings which can be sustained by the company in the long run;
- The selection of an appropriate multiple to apply to these earnings; and
- The identification of any assets or liabilities surplus to the business needs.

Where the valuation is based on an assessment of earnings before interest, tax and goodwill amortisation, the value derived is of the whole business enterprise. Consequently, the value of any debt required to achieve this level of earnings must be

deducted in order to derive the value of the shares. This approach has the advantage of not distorting the business value by the effects of differing debt levels.

Discounted cash flow

The discounted cash flow (DCF) approach is considered to be a technically superior methodology since it allows for fluctuations in future performance to be properly recognised. To be most effective it requires at least five, and preferably more, years of reasonably reliable cash flow forecasts.

Open market transactions

This approach involves a comparison to similar recent open market transactions and the financial ratios implied by those transactions.

Net asset backing

The net asset backing approach assumes an orderly realisation of the net assets of the company. It is often the primary valuation technique where businesses are not currently trading or making profits and have little prospect of doing so in the future, or where the capitalisation of profits (or cash flows) yields a lower value than that of the net assets.

4.2. The optionholder scheme

In considering whether the proposed Metcash Option Scheme is in the best interests of Metcash optionholders, we have applied similar bases of analysis.

4.3. Position of individual shareholders and optionholders

In undertaking our assessment, we have considered the likely impact of the proposed schemes on the shareholders and optionholders as a whole. We have not considered how the proposed schemes may affect individual shareholders and optionholders. Individual shareholders and optionholders have different financial and tax circumstances and it is not practicable nor possible to consider the implications of the proposed schemes on individuals as their respective financial circumstances are not known to us. Individual shareholders and optionholders should seek their own professional advice.

Documents, information and representations relied upon for the purposes of this report are listed in Appendix C.

5. Industry profile

5.1. Introduction

The Australian grocery industry is dominated by two major players, namely Woolworths Limited (Woolworths) and Coles Myer Limited (Coles). Both companies operate integrated national grocery retail and wholesale businesses. The rest of the grocery industry can be broadly split into two categories, wholesale and retail.

Metcash is the largest specialist grocery wholesaler in Australia. Foodland operates integrated wholesale and retail businesses primarily in New Zealand, Northern New South Wales, Queensland and Western Australia. Foodland is also a wholesaler to independent retailers in Western Australia.

Metcash also has a liquor wholesaling business which is subject to different market dynamics to the grocery business. We therefore analyse the liquor wholesaling industry separately below.

5.2. Competitive environment

Grocery retailing

In the year ended 30 June 2004, the Australian grocery retailing industry generated total revenues of approximately $52.5 billion. Competition in this industry is driven largely by price, product range, product quality, location of stores and customer service.

We set out below a split of market revenue for the grocery retailing industry in Australia for 2004.

Grocery retailing market share by revenue


Franklins
2%
Other operators
3%
Foodland Associated Limited
5%
Metcash
13%
Coles, Bilo and Woolworths
77%

Source: AC Nielsen

The larger chains also compete through alliances with petrol retailers, the promotion of in-house fresh food products and through the opening of convenience stores. In response to this, some smaller players such as Foodland's Action supermarkets are promoting various loyalty schemes (including some less significant relationships with petrol retailers) as well as their customer service, given that, often, they are unable to compete on price and hours of operation.

In addition to competing with the large chains described above, grocery operators also compete with other specialty outlets, such as bakeries and convenience stores.

The two largest players, Woolworths and Coles, are able to maintain prominence in the industry primarily through their scale which provides them with considerable purchasing power.

Woolworths operates more than 1,400 stores in Australia. In addition to its grocery retailing, the company also conducts retail operations in general merchandising, apparel and homeware through its Big W stores, and in liquor and petrol.

Coles conducts grocery retailing and retail operations in general merchandising through Kmart and Officeworks, apparel and homeware through Target and department stores through Myer. Over recent years, Coles' grocery retailing area has grown through the opening of new stores, through the acquisition of various independent supermarkets, and through entering the liquor and petrol retailing segments.

Metcash operates as the wholesaler for a number of independent players in the industry under the IGA banner and Foodworks Supermarket group. These stores have a combined market share by revenue of 13% as displayed above, and collectively represent the third largest retail grocery chain in Australia.

Foodland operates in the Australian grocery retailing industry directly through its Action supermarkets in Western Australia, Northern NSW and Queensland and indirectly through its wholesale operations to independent retailers in Western Australia.

Other players in this industry include chain operators such as Aldi and Franklins/Pick'n'Pay and other independent operators.

Grocery wholesaling

As noted above, Woolworths and Coles have their own supply networks to stores. The grocery wholesaling industry therefore predominantly relates to the independent retailers. Metcash is the market leader in this market.

In 2004, the combined revenue of Metcash and Foodland Australia generated from the Australian grocery wholesaling industry was approximately $9 billion (including wholesale to Action stores). The remaining revenue from the grocery wholesale industry was shared by other independent operators.

Competition in this industry is driven largely by price, however, other factors such as after sales service, guaranteed supply, and use of buying power to compete with the major retail chains are important in growing and maintaining market share. Given competition is primarily based on price, wholesaling margins are relatively low, especially for high volume goods.

5.3. Value drivers

Grocery retailing

Industry performance is driven mainly by changes in real household disposable income and changes in consumer tastes. Total household disposable income in a particular area is linked to population growth and prevailing general economic conditions at any given time. A sustained period of low interest rates and a buoyant housing market in Australia has increased overall household expenditure, although in periods of high consumer confidence, households are more inclined to replace grocery purchases with restaurant and fast food alternatives.

Government legislation regarding hours of operation has allowed larger players to pursue a key competitive advantage in providing flexibility to consumers in their shopping patterns. This has been to the detriment of smaller individual operators who may lack necessary staff and resources to do this. Given the relatively high labour intensity of grocery retailers, the operating expenses of operators are influenced by Government regulations regarding wages paid, working conditions and casual employment.

Grocery wholesaling

The revenue of the grocery wholesale market is closely linked and its prospects are heavily dependent on the performance of the retail sector.

In low margin businesses, cost control is an essential element of business performance. As such the costs of operating wholesale supply logistics are a key driver. In recent times, the industry's major players have gained an advantage by developing sophisticated electronic ordering, purchasing and supplying systems.

5.4. Barriers to entry

Scale is the major barrier to entry in both the retail and wholesale grocery sectors. The purchasing power, real estate locations and efficient distribution networks of Coles and Woolworths enable significant pricing power in the retail market.

To compete effectively, new retailers need to differentiate themselves from the majors, from specialty stores, such as bakers and speciality food retailers, and from other grocery players within their geographical region.

For wholesalers, the cost of establishing sufficient coverage and efficiency of distribution facilities is a major barrier as is the need to develop strong relationships with retailers.

5.5. Industry performance and outlook

Grocery retailing

Over the last two decades expenditure on groceries as a percentage of total household final expenditure has declined, reflecting the long term relative decline in expenditure by households on food and grocery items and increases in expenditure on fast food and restaurant meals.

Industry revenue and growth in revenue is displayed below:

Year to 30 June	2000	2001	2002	2003	2004[1]
Industry revenue ($m)	48,089	48,481	49,366	50,654	52,486
Growth (%)[1]	2.6	0.8	1.8	2.6	3.6

[1] Estimated by IBISWorld

Over the four years to 2003-04, the industry grew at an average rate of 2.2% per annum.

In 2002-03, the industry's growth was aided by stable interest rates and GDP growth. In 2003-04, revenues are estimated to have grown by 3.6%, assisted by stronger GDP growth, a fall in unemployment and stronger income growth.

Over the five years to 2008-09, IBIS World expects the industry to experience average growth in total revenues of 2.7% per annum.

The grocery retailing industry is mature and it is likely that competitive pressures will limit entry by new players. The product range offered by existing players suggests that the grocery market is reaching a point of saturation, and as such further product innovation is unlikely to drive further significant growth in industry revenue.

There are few foreign competitors in this industry, however, the entry of such international players as Aldi and Pick'n Pay (via its acquisition of Franklins) in recent years has given an indication that international players with strong resourcing capabilities and operating practices may be able to compete with Coles and Woolworths in Australia. The growth and effect of international players is not expected to be dramatic given the mature nature of the Australian industry currently.

Grocery wholesaling

The wholesale industry is also mature reflecting the consolidation of industry players, the power of Coles and Woolworths and market position of Metcash in the pure play wholesale market.

Growth in revenue over the five years to 2003-04 is displayed below:

Year to 30 June	2000	2001	2002	2003	2004[1]
Industry revenue ($m)	13,559	13,749	14,495	15,522	16,500
Growth (%)	2.2	1.4	5.4	7.1	6.3

[1] Forecast by IBISWorld at June 2004

Over the four years to 2003-04, the industry grew at an average rate of 5.1% per annum. For the year ended 30 June 2004, the growth for the industry was anticipated to be approximately 6.3%.[5]

Over the five years to 2008-09, according to IBIS World, the industry is expected to experience average growth in total revenues of 2.8% per annum. This reflects an alignment of the long-term growth prospects of the grocery wholesaling industry with that of the grocery retailers.

[5] Most recent information available - IBISWorld

5.6. Australian Liquor Wholesaling Industry

In the year ending 30 June 2004, the Australian liquor wholesaling industry generated total revenues of approximately $3.7[6] billion of which 34% related to hotels, clubs and casinos, 33% related to supermarkets and 33% related to retail liquor stores.

Most liquor supplies are sourced within Australia by wholesalers. Since many liquor retailers obtain domestic beers directly from the brewery, most wholesalers specialise in wines, spirits and imported beer.

Wholesalers tend not to be integrated with liquor manufacturers.

Competitive environment

The independents' portion of the industry (excluding integrated retailers) is lead by Australian Liquor Marketers (ALM), an operating division of Metcash. Other broad-range liquor wholesalers include Independent Liquor Group (ILG), South Australia Liquor Distributors (SALD), Hotel Liquor Wholesalers (HLW), Southern Independent Liquor Group (SILG) and Capital Liquor. A large number of manufacturers supply liquor direct to retailers including Southcorp, Swift & Moore, Maxxium and Beringer Blass. Both the major brewers, Carlton United and Lion Nathan, supply the majority of their product direct to retailers.

Coles and Woolworths also operate in the liquor retailing industry and, as integrated retailers, predominantly source product supplies independently.

Competition in this industry is driven primarily by price. Other bases of competition include range of products, stock availability, delivery service, terms of payment and product sales support. Many players in the industry perform after-sales service in the form of assistance with store layout and merchandising.

Contracts with retail outlets are heavily contested, as are contracts to wholesale major brands from manufacturers. As a result, net profit margins are estimated to average about 2.5%[7] across both the manufacturer-suppliers and the broad –range wholesalers.

Main barriers to entry for this industry are the cost of establishing warehouse and distribution facilities, liquor licensing requirements, competition for agreements with liquor banners and retailers and the dominance of existing major operators.

While individual product labels and packaging are subject to copyrights, the contents (alcohol) are not, thus leading to the possibility of parallel importing of similar products, usually under different labels and packaging.

In addition, the extent of foreign company participation in the liquor wholesaling industry is significant. The liquor industry world wide is consolidating, with products often shifted amongst wholesalers by brewers and distillers.

---

[6] Estimated by IBIS World at July 2004 – most recent information available
[7] Survey conducted by IBIS World in 2002 – most recent information available. Similar statistics are shown on the ATO website for 2003.

Value drivers

As for the grocery industry, performance of the liquor industry generally is driven by changes in real household disposable income and consumer tastes. Changing social attitudes to levels of alcohol consumption and preferred types of alcohol have a large influence on the industry mix.

Industry performance and outlook

The liquor wholesaling industry in Australia is mature. Given a decline in total alcohol consumption in Australia since the early 1990s (partly as a result of altered drink driving legislation), recent competition in this industry has been primarily price based.

Growth in total industry revenue over the five years to 2003-04 is displayed below.

Liquor wholesaling industry performance (Year to 30 June)	2000	2001	2002	2003	2004[1]
Industry revenue ($m)	3,281	3,332	3,413	3,480	3,663
Growth (%)[1]	3.8	1.6	2.4	2.0	5.3

[1] Forecast by IBISWorld at June 2004

Over the four years to 2003-04, the industry grew at an average rate of 2.8% per annum. For the year ending 30 June 2004, the growth for the industry is approximately 5.3%[8]

Over the period to 2005-09, average total industry revenue growth of 3.0% is expected. Future growth in the industry is expected to come from continuing industry consolidation, and from beer brewers and wineries handing over their liquor distribution function to wholesalers. The industry is expected to continue to operate on thin profit margins with the major operators expecting to seek market share growth through price competition and acquisition. This is evidenced by Woolworths' and Coles' recent takeover battle for Australian Leisure and Hospitality Group (ALH) which was finally acquired by Woolworths in December 2004.

The increasing consolidation of liquor outlets means fewer retailer contracts are available to be won. Continued growth of Woolworths and Coles into liquor retailing is a risk to ALM.

[8] Most recent information available - IBISWorld

6. Profile of Metcash

6.1. History

Metcash is Australia's largest independent wholesaler of food, liquor and general merchandise products.

Founded in 1927, Metcash (formerly known as Davids Limited) operates three major business units: IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers. Metcash also operated John Lewis Foodservice until 2001 when it was sold following a strategic review of the company's operations. The company is 52% owned by a South African listed company, Metoz (formerly known as Metro Cash and Carry).

Floated in 1994, Metcash pursued a strategy of growth through acquisition, particularly in South Australia, Queensland and Victoria. Such acquisitions included Sysco Food Services Pty Ltd, Jewel Food stores, Rainbow Supermarkets Pty Ltd, QIW-Composite Buyers, Independent Holdings Limited and City Ice and Cold Storage Company.

In 2002, Metcash announced a major expansion of its distribution and supply operations by signing a 10 year supply agreement with Foodworks Supermarket Group. Foodworks is a retailer owned and marketed brand covering more than 90 stores across Victoria and Southern New South Wales.

In recent months, Metcash's contract as supplier to Australian Leisure & Hospitality Group (ALH) has been terminated due to the takeover of ALH by Woolworths and The Bruce Mathieson Group. In addition, Metcash has also lost the Franklins contract due to its decision to become a self distributing retailer in similar vein to Woolworth's and Coles.

6.2. Operations

Metcash comprises three business units:

- *IGA Distribution* – IGA has eight distribution centres carrying around 21,000 items serving the dry, chilled and frozen grocery requirements of approximately 4,500 independent retail grocery customers on the eastern seaboard of Australia and South Australia.

- *Australian Liquor Marketers (ALM)* – is the leading broad-range liquor wholesaler in Australia. ALM also operates in New Zealand through its wholly owned subsidiary, Tasman Liquor Company. It operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, sprit and beer requirements of more than 13,000 licensed premises.

- *Campbells Cash & Carry (CCC)* – The business operates 44 self-service and distribution warehouses across NSW, Victoria, Queensland, South Australia and the Northern Territory, serving over 80,000 business customers. It also operates a specialist distributor to convenience stores and petrol stations.

The contribution of these business units to Metcash's revenue and EBIT margin is illustrated in the graph below:


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
$A million
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Revenue
EBIT margin
IGA Distribution
Campbells Cash & Carry
Australian Liquor Marketers

Source: Metcash Annual Report, 2004.

6.3. Financial performance

The recent financial performance for Metcash is provided in the table below:

Metcash Trading Limited Financial performance for year ended 30 April *$million*	**2002 (52 weeks)**	**2003 (52 weeks)**	**2004 (53 weeks)**	**Half year ended 31 October 2004**
Net sales	5,769.4	6,695.5	7,173.9	3,519.7
EBITA[2]	**117.5**	**152.7**	**183.8**	**91.8**
EBIT	98.9	133.5	163.2	81.0
Interest	(9.7)	(7.5)	(7.6)	(3.9)
Operating profit before tax	89.2	126.0	155.7	77.1
Net sales growth	*n/a*	*16.1%*	*7.1%*	*2.2%[1]*
EBITA margin	*2.0%*	*2.3%*	*2.6%*	*2.6%*

Source: Metcash Trading Limited Annual Reports 2003 and 2004, Metcash Trading Limited Half Year Report 2004
1. Compared to the net sales for the half-year ended 31 October 2003
2. EBITA – Earnings before interest, tax and goodwill amortisation (but after finance lease amortisation)

Metcash has achieved a strong improvement in financial performance in recent years. Revenues grew by 16% in 2003 as a result of securing the Foodworks contract from AIW and the subsequent flow of AIW's remaining supply business into Metcash. Revenues further grew by 7% in 2004 due to the opening of new customers' stores, retail square meterage growth, the establishment of new arrangements for independent liquor retail customers and continued promotional programs and competitive pricing. EBITA margins have improved significantly from 2.0% to 2.6%. In addition, we note that financial information for 30 April 2004 represents 53 weeks trading.

Results over the first half of 2005 were mixed. IGA posted strong sales growth of 4.1% and EBIT growth of 9% on the comparable period in 2004, whilst ALM's margins fell due to strong price competition and the loss of ALH as a customer. Campbells Cash & Carry lost volume in the tobacco, petrol and convenience markets but increased volume in its targeted growth market of confectionery distribution. The overall result was a marginal increase on equivalent prior period sales and an increase in EBITA margin to 2.6% for the six months.

6.4. Financial position

Metcash Trading Limited Financial position *$ million*	**Audited As at 30 April 2004**	**Unaudited As at 31 October 2004**
Current assets		
Cash	33.7	19.1
Receivables	658.4	694.1
Inventories	401.0	428.0
Other	8.2	8.5
Total current assets	**1101.2**	**1149.7**
Non-current assets		
Receivables	9.7	10.0
Investments	1.1	1.1
Other financial assets	0.8	1.1
Property, plant and equipment	130.2	129.1
Deferred tax assets	2.6	2.6
Intangible assets	243.1	236.4
Total non-current assets	**387.5**	**380.4**
Total assets	**1488.7**	**1530.1**
Current liabilities		
Payables	884.0	880.6
Interest-bearing liabilities	52.6	86.4
Current tax liabilities	13.6	13.5
Provisions	32.4	30.8
Total current liabilities	**982.6**	**1011.4**
Non-current liabilities		
Interest-bearing liabilities	16.6	15.5
Provisions	19.3	19.2
Total non current liabilities	**35.9**	**34.8**
Total liabilities	**1018.5**	**1046.1**
Net assets	**470.2**	**484.0**
Equity		
Contributed equity	562.2	563.1
Reserves	12.6	13.6
Retained profits	(104.6)	(92.7)
Total equity	**470.2**	**484.0**

Source: Metcash Trading Limited Half Year Report 2004.

Metcash's operations rely heavily on the management of working capital. Working capital balances significantly increased in the last six months. This is understood to be largely a timing issue and both Metcash management and external brokers expect this trend to reverse in future periods.

Property, plant and equipment comprises freehold land and buildings, leasehold improvements, and plant and machinery. Valuations were undertaken on the freehold land and buildings in April 2003.

Interest bearing liabilities comprise secured finance lease liabilities, bills of exchange and promissory notes secured by a floating charge.

Intangible assets reflect the goodwill purchased in the company's previous acquisitions.

Provisions primarily comprise employee entitlements and a store lease and remediation provision.

6.5. Share price history

We set out below the share price history of Metcash for the past year:


Metcash share price - volume analysis
Volume
Millions
30
25
20
15
10
5
0
Price
3.4
3.2
3
2.8
2.6
2.4
2.2
2
1
2
3
4
5
6
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05

The share price of Metcash increased by 17.1% over the year leading up to the announcement of the Offer (from $2.51 on 3 December 2003 to $2.94 on 3 December 2004). Since the announcement of the Offer and Capital Reorganisation, the shares have traded between $3.22 and $3.45 per share. Key changes in the share price and unusual trading volumes for Metcash over the last year have been driven by the following events:

(1) *29 January 2004* - The share price fell by approximately 4% and trading volumes increased as Metcash announced the conclusion of their supply agreement with Interfrank

Pty Limited (owners of the Franklins grocery chain). It was estimated that this would result in a $600 million reduction in the year ending 2004 sales.

(2) *27 July 2004* – Upon the release of Metcash's annual results with more favourable than anticipated outcomes, the share price increased by approximately 6%.

(3) *12 August 2004* – The share price fell after the announcement of the termination of the supply agreement between the ALH group and Metcash subsidiary ALM. Expected loss of the year ending 2004 sales was in the region of $140m.

(4) *7 October 2004* –Lazard Asset Management's reduction in shareholding by approximately 7 million shares impacted prices and volumes.

(5) *25 November 2004* – The release of Metcash's half yearly report, which presented disappointing results for ALM and Campbell's Cash and Carry, resulted in a fall in the share price by approximately 4% and increased trading activity.

(6) *7 December 2004* – Following a trading halt on 6 December and Metcash's announcement of the Offer for Foodland and Capital Reorganisation, the share price increased from $2.94 prior to the trading halt to $3.42 on 8 December (16% increase). Metcash subsequently announced the completion of an Institutional Placement at $3.00 per share raising almost $270 million.

6.6. Shareholder Structure

We set out below the percentage shareholdings of the top 20 shareholders in Metcash as at 12 January 2005:

Metcash Trading Limited Top 20 shareholders as at 12 January 2005	Percentage of ordinary shares
Soetensteeg 2-61 Exploitatiemaatschappij BV [1]	52.79%[2]
Westpac Custodian Nominees Limited	9.18%
National Nominees Limited	6.06%
J P Morgan Nominees Australia Limited	5.18%
ANZ Nominees Limited	1.68%
Cogent Nominees Pty Limited	1.64%
RBC Global Services Australia Nominees Pty Limited	1.62%
Citicorp Nominees Pty Limited	1.57%
IOOF Investment Management Limited	1.50%
Warbont Nominees Pty Ltd	1.38%
Queensland Investment Corporation	1.07%
Citicorp Nominees Pty Limited	0.68%
Health Super Pty Ltd	0.42%
Westpac Life Insurance Services Limited	0.39%
IAG Nominees Pty Limited	0.39%
Victorian Workcover Authority	0.31%
Citicorp Nominees Pty Limited	0.30%
Woodross Nominees Pty Limited	0.21%
Government Superannuation Office	0.18%
Citicorp Nominees Pty Limited	0.17%
Total top 20 shareholders	**86.71%**

1 Soetensteeg 2-61 Exploitatiemaatschappij BV is a wholly owned subsidiary of Metoz.

2 If the SPP are included, Soetensteeg 2-61 Exploitatiemaatschappij BV owns approximately 52.2% of the ordinary shares issued by Metcash.

7. Impact of takeover offer on Metcash

7.1. Summary of the Takeover Offer

As noted in Section 3, on the same day as the announcement of the Capital Reorganisation, Metcash announced its intention to make an off-market takeover offer to acquire the entire issued share capital of Foodland.

Following the successful completion of the Takeover Offer and compulsory acquisition, it is Metcash's stated intention that the NZ Shares will be cancelled in exchange for the transfer of the ordinary shares in a new holding company for Foodland New Zealand (NZ Holdco) and NZ Holdco will be separately listed on the ASX. This exchange will be subject to various shareholder approvals at that time. We understand that from the time of issue until exchange for ordinary shares in NZ Holdco, the NZ Shares will be listed on the ASX.

It is not clear whether this Takeover Offer will be resolved prior to the Capital Reorganisation. Accordingly, we have provided a summary of the impact of the Foodland acquisition below.

Full details of the Takeover Offer are included in the Bidders' Statement, a copy of which may be found on the Metcash website (www.metcash.com).

7.2. Rationale for the Takeover Offer

Metcash believes that the acquisition of Foodland will provide the following main benefits to Metcash shareholders:

- Foodland's Australian business is considered to be complementary to Metcash's core business. The acquisition will increase the business scale and expands Metcash's grocery wholesaling network into Western Australia;
- The acquisition will expand Metcash's independent retailer network because of the acquisition of Foodland's existing independent retailer network. This will be augmented following the proposed divestment of the Action stores and retention of those stores on wholesale supply agreements;
- Improves Metcash's buying power;
- Provide potential for supply chain and logistic scale efficiencies;
- Provides an opportunity to achieve cost savings; and
- Transforms the IGA "chain" into a truly national player.

7.3. Composition of Metcash post Takeover Offer

Metcash's business following successful completion of the Takeover Offer will comprise:

- Metcash's existing business;

- Foodland's Western Australia, Queensland and Northern NSW wholesale businesses;
- Action stores in Western Australia, Northern NSW and Queensland which are proposed to be progressively sold to independent retailers and probably renamed IGA stores; and
- debt and equity funding introduced to enable the Foodland acquisition.

The group will also include for a period, Foodland's New Zealand business until it is transferred to NZ Shareholders. However, the ordinary shareholders of Metcash will not participate in this business's earnings or capital, and as such we have excluded it from our analysis.

7.4. Proforma historical and forecast financial performance – Metcash stand-alone

We have only considered below the financial performance of Metcash prepared on the Australian Generally Accepted Accounting Principles (AGAAP) basis. This is predominantly because most of the available information relating to the comparable companies we have identified is prepared on this basis. Accordingly, we have not considered the financial performance of Metcash prepared on the International Financial Reporting Standards (IFRS) basis.

Furthermore, we are of the view that given the nature of both Foodland and Metcash, the impact of IFRS will be relatively modest. We acknowledge that whilst IFRS may impact the reported financials, it should not impact the underlying value of Metcash shares significantly as it will not affect the cash flows of the underlying businesses.

Statement of financial performance

Metcash standalone Pro-forma financial performance for year ended 30 April	AGAAP			
$ million	2003 (52 weeks) Historic	2004 (53 weeks) Historic	2005 (52 weeks) Forecast	2006 (52 weeks) Forecast
Sales	**6,696**	**7,174**	**7,090**	**7,232**
Sales growth		*7.1%*	*(1.2%)*	*2.0%*
EBITA[1]	**153**	**184**	**191**	**198**
EBITA margin	*2.3%*	*2.6%*	*2.7%*	*2.7%*
Amortisation – goodwill	(19)	(21)	(21)	(22)
EBIT	**133**	**163**	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

1. EBITA – Earnings before interest, tax and goodwill amortisation (but after finance lease amortisation)

For historical trends refer to section 6.3 of this report.

The above forecast financial performance of Metcash reflects the following:

- the reduced sales in 2005 forecast are mainly due to the loss of the Franklins and ALH contracts during the year.
- Sales volumes in 2006 reflect the full year impact of contract losses discussed above, together with price increases as a result of CPI and volume increases as a result of a number of planned initiatives including the opening of new stores.
- EBITA margin (throughout this report we have adopted the EBITA definition as EBIT plus goodwill amortisation) is projected to increase by 0.1% in 2005 and remain the same in 2006, reflecting an improvement in trading terms with suppliers and improvements in business efficiency. We note that Metcash has forecast an improvement less than it has achieved in the two preceding years.

Having regard to the industry structure and Metcash's historical performance, we have reviewed the composition of the forecast and believe that it provides a reasonable basis for our estimate of maintainable earnings for the Metcash business, stand alone.

7.5. Foodland's Australian operations overview

Foodland was incorporated in the State of Western Australia in 1926 and has its origins in the amalgamation of a number of Western Australian grocery cooperatives. The Company was listed on the Australian Stock Exchange on 29 March 1990. Foodland conducts grocery wholesale and retail operations in New Zealand and Australia.

Foodland's retail activities in Australia are conducted under the Action brand, which covers 45 supermarkets in Queensland and northern New South Wales and 37 stores in Western Australia. Action became a wholly owned entity of Foodland in June 1993, prior to which Foodland owned 50% of Action, then a listed company.

Foodland also provides wholesale supplies to all of Western Australia's independent supermarket operators and co-ordinates the Dewsons, Supa Valu, Foodland and 4 Square banner franchise groups. In addition Foodland's FoodLink food service division supplies hotels, restaurants, cafes, institutions, schools and fast food outlets throughout Western Australia. The company also operates three Cash & Carry wholesale grocery warehouses.

Retailing – Action supermarkets

Action serves in excess of 750,000 customers every week and employs over 7,800 staff. Action's management team believes that the company holds approximately 13% of the Western Australian retail grocery market and over 6% of the Queensland market. Action's major competitors are Woolworths and Coles. The chart on page 20 suggests that Foodland (including Action's retail operations) represent a national market share of around 5%.

Action is undertaking a refurbishment programme for its 45 store east coast network, which is planned to be completed on a staged basis over the next several years.

Wholesale

Foodland coordinates the merchandising activities of several supermarket banner franchise groups, namely Dewsons, Supa Valu, Foodland and Four Square as well as being a supplier to all of Western Australia's independent supermarket operators.

Foodland's wholesaling operations are conducted principally from its distribution centre complex in Canning Vale, in Perth. Following the acquisition of Foodlink in September 2002 the food service business is conducted from a warehouse in the Perth suburb of O'Connor.

The Canning Vale complex comprises a main warehouse with an area of about 50,000 square metres, opened in 1993; a cold store of 7,790 square metres opened in 1988 and extended to 8,920 square metres in 1996; a second dry grocery warehouse comprising 4,300 square metres, opened in 1992, and a Cash & Carry branch comprising about 10,000 square metres, which opened in 1988.

Cash & Carry branches are also located in the northern Perth suburb of Balcatta, comprising 7,013 square metres, and in the regional city of Kalgoorlie where a 1,300 square metre branch was opened in August 1998.

The main warehouse workforce comprises approximately 279 employees, together with 59 in the cold store facility. Approximately 16,000 different grocery and general merchandise lines are distributed to over 700 customers throughout Western Australia. Foodland holds about 39% of the wholesale packaged grocery market in Western Australia. With few exceptions, the balance of the State's grocery distribution occurs either directly from suppliers or through warehouses operated by national supermarket chains.

Foodland's food service operations supply about 6,600 lines to nearly 1,700 customers, comprising caterers, hotels, restaurants, cafes, institutions, schools and fast food outlets throughout the State and employs 95 staff. Fiscal 2003 Sales were $79.1 million compared to $47.0 million the previous year.

Foodland's three Cash & Carry warehouses supply up to 34,000 separate grocery and general merchandise lines to retailers and small business operators seeking to purchase less than full carton quantities. Sales in fiscal 2003 were $131.6 million compared to $134.5 million the previous year.

7.6. Proforma historical and forecast financial performance – Foodland Australia stand alone

Foodland Australia standalone Pro-forma financial performance for period ended *$ million*	**AGAAP** 52 wks ended 3 August 2003	53 wks ended 1 August 2004	2005 Forecast
Action sales	1,209	1,330	1,419
Foodland's Australian Wholesale external sales	1,002	1,001	1,028
Total sales	**2,211**	**2,331**	**2,447**
Sales growth %		*5.4%*	*5.0%*
Action EBITA	36	39	41
Foodland's Australian Wholesale EBITA	51	45	46
Total EBITA (pre corporate costs)	**87**	**84**	**87**
EBITA margin (pre corporate costs)	*3.9%*	*3.6%*	*3.6%*
Corporate costs	(4)	(4)	(4)
Total EBITA	**83**	**80**	**83**
EBITA margin	*3.8%*	*3.4%*	*3.4%*

1. Excludes property income

The historical financial performance for Foodland's Australian business, set out in the table above, has been compiled from a review of historical segment information from Foodland financial statements. In addition, we have developed the forecast set out in the table above of 2005 revenue and EBITA based on a number of assumptions set out below.

As it is the intention of Metcash to liquidate property holdings post a successful Takeover Offer, we have excluded this income from our analysis above and treated property holdings as surplus assets in our valuation analysis. We have also made the assumption that the cost allocations in Foodland's segment information reflect the true underlying cost structures of the Australian business. Similarly, corporate costs have been allocated on the basis of the percentage of revenue of the Australian business compared to the total Foodland business.

Other assumptions used in developing this 2005 sales and EBITA forecasts are:

Summary of 2005 EBITA assumptions		Comments
Underlying revenue growth (including inflation, population growth, grocery spending and for wholesale operations, a fair share of independent store growth)		
• Action Stores	2.7%	These underlying growth rates are consistent with our industry research set out in section 5.5 above
• Wholesale	2.8%	
Store area growth – Action Stores	4.0%	This is comparable to annualised Foodland's floor area growth in 2004-2005 according to the most recent quarterly sales report
EBITA Margins		
• Action Stores	2.9%	These margins are consistent with Foodland's 2004 annual margins. We considered that no economies of scale will be able to be realised due to industry competitive pressures.
• Wholesale	4.5%[9]	
There are no substantial changes in the economic or industry environment in which Foodland operates.		
Capital expenditures are adequate to facilitate store area growth above.		
There are no material changes in Foodland's trading arrangements with supplier or customers.		
There are no material changes in accounting policies from those shown in Foodland's last annual report.		

In preparing our estimate and assumptions as shown above, we have considered the following:

- Review of a variety of macro economic forecasts;
- Comparison of future estimates and assumptions with historical Foodland performance;
- Review of Foodland public announcements for notable changes in outlook;
- Review of industry research and brokers reports for guidance as to appropriate growth and profitability percentages to apply;
- Comparison of our estimates of 2005 sales and EBITA with averages of brokers forecasts. Our estimates are consistent with the average (and within the ranges of them as set out below) of these forecasts.

We note that we have not had access to Foodland management to clarify details of the historical financials, outlook and/or management plans. However, in the context of the transaction, we are of the opinion that the information we have considered and the

[9] Includes internal margin on WA Wholesale

procedures we have used to consider that information forms a reasonable and reliable basis for the estimates above.

Foodland operates in an industry that is mature and it is apparent that company performance within that industry is relatively stable. However, we note that there is risk and uncertainty around the above assumptions and estimates, particularly in view of the limited access to Foodland management. In this respect, we have estimated the variability of these estimates having regard to the variability embodied in contemporaneous brokers' estimates of 2005 sales and EBITA

In most of the brokers' estimates, we have found it is not possible to specifically identify the source of the variation from the estimates we developed above, so we have compared outcomes only. Summarised below are the broker's estimates we gathered in this respect.

The brokers' forecast 2005 sales for Action stores are in the range $1,360 million to $1,478 million with an average of $1,419 million and a median of $1,414 million. The minimum and maximum of these estimates vary by less than plus or minus 5% from our estimate of Action revenue.

The brokers' forecast 2005 EBITA for Action stores are in the range $38 million to $46 million with an average and a median of $41 million. The minimum and maximum of these estimates vary by less than plus or minus 10% from our estimate of Action profitability. However, we note that our assessment of value is not particularly sensitive to the degree of profitability from the Action stores as we have adopted a multiple of sales basis of valuation for these stores in anticipation of the sell-down of this portfolio of stores under Metcash ownership..

The brokers' forecast 2005 sales for Foodland's Australian wholesale operations are in the range $939 million to $1,094 million with an average of $1,028 million and a median of $1,021 million. The minimum and maximum of these estimates vary by less than plus or minus 10% from our estimate of wholesale revenue. However, we have primarily had regard to the profitability (shown below) of the wholesale operations rather than revenue in estimating the value of the Foodland Australian wholesale business.

The brokers' forecast 2005 EBITA for Foodland's Australian wholesale operations are in the range $44 million to $47 million with an average and a median of $46 million. The minimum and maximum of these estimates vary by less than plus or minus 5% from our estimate of wholesale profitability in total.

We note that continuous disclosure obligations on Foodland would likely have resulted in further announcements by Foodland should there have been a material deviation anticipated by them from the earnings forecasts of brokers. We found no such announcements and accordingly formed the view that as at the date of our report that the range of expectations embodied in brokers' forecasts were likely to have been materially consistent with Foodland's own expectations. Accordingly, as the variations between the brokers forecasts noted above and our own are all less than 10% we have adopted the maximum and minimum of these variations as reflective of the range of uncertainty arising from no direct access to Foodland management and the commercial uncertainties surrounding the outcome of future results.

8. Assessment of the consideration paid to Metoz shareholders under the proposed Metoz Scheme

8.1. Overview

The consideration being offered by Newco for each Metoz share is the South African Rand equivalent of A$0.6015 per Metoz share (derived from a cash consideration of A$2.92 for each Metcash share held by Metoz (including assumed Metoz net liabilities)).

Given the fact that Metoz's only asset apart from some surplus liabilities is its 52% shareholding in Metcash, we have based our assessment of the fairness of the proposed Capital Reorganisation on our valuation of Metcash.

As noted above, due to the fact we will not know the outcome of the Takeover Offer, we have assessed the value of Metcash under the following two scenarios:

- Takeover Offer is not successful
- Takeover Offer is successful

8.2. Valuation methodology

A first step to forming our opinion of the value of Metcash is an assessment of the fair market value of Metcash's underlying businesses. Fair market value is commonly defined as:

"The price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arms length."

Selection of valuation methodology

Our primary approach in assessing the value of Metcash and Foodland's Australian wholesale operations is the capitalisation of earnings (EBITA) methodology. This methodology has been adopted for the following reasons:

- The relative stability of historical earnings of both businesses
- The absence of detailed long term forecasts for Metcash or Foodland suitable for the application of a DCF methodology
- The limited access to information in relation to Foodland
- Using EBITA as an earnings definition removes distortions to value caused by capital structures and tax outcomes. This allows more reliable benchmarking of value to other listed comparable companies.

The capitalisation of earnings approach involved the following procedures:

- Using 2005 forecast EBITA for Metcash and Foodland's Australian wholesale operations as they currently operate as a basis for estimated future maintainable EBITA
- Examining comparable companies and transactions to arrive at a range of industry EBITA multiples on a 2005 forecast basis
- Adjusting the range of EBITA multiples for specific factors relating to the risks and growth potential of Metcash and Foodland's Australian wholesale operations
- Capitalising the estimated future EBITA by applying the range of multiples to arrive at a range of enterprise values
- Adding existing surplus assets and net cash, and subtracting net debt to arrive at a value for Metcash and Foodland's Australian wholesale operations

As further support to this approach, we have cross-checked the individual enterprise valuation utilising a DCF methodology based on management's forecasts, brokers forecasts, industry analysis and discussion with Metcash management. We have deducted a minority discount from this DCF valuation to be consistent with the minority basis of valuation in our capitalisation of maintainable earnings approach.

To this estimated enterprise value, we have added the value of forecast synergies calculated on a discounted cash flow basis (after making allowance for the time taken and particular risks of achieving synergies) adjusted for the overall minority basis of valuation, deducted transaction and restructuring costs and modelled the value effects of the funding of the Offer and the Capital Reorganisation.

8.3. Valuation if Takeover Offer is not successful

If the Takeover Offer is not successful, the economic interest represented by Metcash shares is the Metcash business on a stand alone basis as it currently operates.

Earnings to be capitalised

We have based our estimate of the earnings to be capitalised on Metcash Managements' forecast 2005 EBITA of $191.2 million. This level of earnings is seen to be suitable for use in the primary valuation given:

- The stability displayed in Metcash's recent historical earnings,
- The mature nature of the grocery wholesaling industry in Australia, and
- The fact that this 2005 earnings forecast allows for the loss of the Franklins and ALH contracts.

We have selected an earnings range of $190.0 million to $193.0 million reflecting appropriate uncertainty around the last four months forecast results for the financial year ending 30 April 2005.

Selection of EBITA multiple

In selecting an EBITA multiple range we have considered the EBITA multiple of Metcash prior to the announcement of the proposed transaction. We have also undertaken a review of trading multiples of other listed food wholesalers and retailers in Australia, the United Kingdom and the United States. In addition, we have considered the implied multiples for a number of transactions including Foodland's purchase of Woolworths NZ in 2002. We believe that the drivers of retail and wholesale businesses are similar so we have had regard to trading and transaction multiples of both in forming our views of an appropriate multiple to capitalise the earnings of the wholesale businesses.

Analysis of comparable company trading multiples

As our EBITA range is based on management forecasts for 2005, we have focused our attention on the forecast multiples for our comparable companies. The comparable company analysis, set out in Appendix B, illustrates a range of forecast trading multiples for the various food retailers and wholesalers. However, excluding outliers, the average forecast EBITA trading multiples are in the range of 10 to 13 times forecast earnings although the Australian comparable companies (Metcash, Foodland, Woolworths and Coles Myer) are trading in the range of 10.2 to 12.7 times forecast earnings. Integrated retailers and wholesalers tend to trade higher than pure-play wholesalers.

Analysis of comparable transaction multiples

We have also researched a number of transactions, which have occurred in the grocery sector over the last five years, to identify relevant pricing parameters that can be extracted from these transactions.

Our review of these transactions produces an historical EBITA multiple in the range of 6.2 to 19.1 times, with an average multiple of 12.6 times historical EBITA. We have only been able to obtain forecast EBITA multiples for three transactions, ranging from 10.8 for Foodland's acquisition of the minority shareholders in the New Zealand business in 1999 to 12.9 times for Woolworths' recent takeover of Australian Leisure & Hospitality Group. The third transaction, Foodland's acquisition of Woolworths NZ in 2002, produces an implied forecast EBITA multiple of 11.5 times.

The relatively wide range of observed multiples reflects the unique circumstances pertaining to each transaction. For example, where there are large synergy gains available or particular strategic advantages, a higher EBITA multiple may be justified. These transaction multiples will also contain any premium attributed to the benefits for the acquirer of obtaining outright control.

Selection of EBITA Multiple

The market evidence suggests that grocery players generally trade in the range of 10 to 13 times forecast 2005 EBITA (excluding any premium for control), although there are a limited number of exceptions. The Australian players are currently trading in a range from 10.2 to 12.7 times forecast EBITA.

Given this range of multiples, we have considered the following factors in determining an appropriate EBITA multiple for Metcash:

- Growth (nominal) is in a range of 2% to 4% across divisions after 2006;
- Margins consistent with 2006 management forecasts;
- Effective tax rate unchanged from 2006 forecasts with a partial allowance for the franking credit benefit arising on tax payments;
- Working capital utilised at rates consistent with historical experience over the forecast period;
- Capex consistent with management forecasts to 2006 with inflation growth thereafter;
- Terminal value underlying cash flow growth of 2% and capex equal to 150% of depreciation, to reflect inflation;
- WACC at 8.3% to 8.5%; and
- Minority discount of 15-20% (equates to control premiums of 20-25% consistent with recent transaction evidence).

Our DCF analysis arrived at values broadly consistent with those assessed under the capitalisation of EBITA methodology.

8.4. Valuation if Takeover Offer is successful

If the Takeover Offer is successful, the economic interest represented by Metcash shares is the Metcash business merged with Foodland's Australian businesses, excluding the Action stores which will be divested and retained on wholesale supply agreements.

In order to value the Metcash shares assuming the Takeover Offer is successful, we have considered the following components of value that will comprise the economic interests of Metcash following successful completion of the Takeover Offer as follows:

- The value of the combined Metcash and Foodland's Australian wholesale operations as they currently operate;
- The value expected to be realised on the sell down of the Action stores to independent owners;
- The value of the expected synergies to be realised from a merger of Metcash and Foodland's Australian operations, net of restructuring and transaction costs; and
- The funding structure of Metcash post-successful completion of the Takeover Offer.

Valuation of the combined Metcash and Foodland's Australian operations

Earnings to be capitalised

We have utilised the following earnings to be capitalised:

Combined business before synergies -EBITA 2005 *$ million*	Low	High
Metcash (as per Section 8.3 above)	190.0	193.0
Foodland's Australian wholesale operations	49.6	54.1
Total	239.6	247.1

The Metcash's earnings are as in the previous section.

Foodland's Australian Wholesale Operations

As noted in the introduction to this report, a limitation of the valuation of Foodland's operations is that they are based wholly on publicly available information. Although Foodland is required to disclose information regarding its geographical business segments in accordance with Australian accounting standards, this financial information is considerably less detailed than that which would normally be available in providing opinions of value for inclusion in public documents.

We calculated our estimate of the stand-alone earnings in 2005 of Foodland Australia as follows:

Foodland's Australian wholesale on standalone basis -2005 *$ million*	Low	High
Total EBITA per Foodland Australia standalone (after corporate costs)[1]	77.7	89.1
Less: Action Stores treated in our analysis as surplus assets	(38.2)	(46.0)
Add: Estimated margin from wholesale sales to Queensland/ Northern NSW Action stores	10.1	11.0
Standalone Foodland 2005 EBITA under Metcash operating model before synergies	49.6	54.1

1. Based on the range of forecasts for Foodland's Australian wholesale operations, Action stores and corporate costs (refer section 7.6 above)

It is Metcash management's intention that following successful completion of the Takeover Offer, Foodland's Australian retail operations, which are currently conducted under the Action banner, will be sold to independent owners and retained by Metcash as wholesale customers.

For the purposes of this valuation, we have adopted the following assumptions to estimate the EBITA margin from the wholesale operation that relates to Action stores in Queensland and NSW:

- 45% of the Australian supermarkets revenue represents the wholesale turnover between Foodland and Action stores in Western Australia and Queensland/Northern NSW. This is an estimate of the amount of turnover that is supplied in-house by Foodland based on an estimate of the turnover supplied to Western Australian Action stores;
- The inter-segment sales in the Australian wholesale operations represent sales to Action stores in Western Australia only as they have not grown in recent years as the portfolio of stores in Queensland/Northern NSW has been built up;

- Accordingly, the EBITA for the wholesale to Action stores in Western Australia has been included in the EBITA for the Australian wholesale operations; and

- The EBITA margin for the wholesale to Action stores in Queensland/Northern NSW is 3.4%.

Based on our estimates of sales for Foodland's Australian Supermarket operations for the year ended 1 August 2005, we have estimated the additional EBITA from the wholesale operations to Action stores in Queensland/Northern NSW to be in the range of $10.1 million to $11.0 million.

The table below sets out the calculation of the EBITA range utilised in our valuation of Foodland's Australian wholesale operations:

Profitability of Foodland's Australian wholesale for Qld and NSW $ million	**Low**	**High**
Forecast Foodland's Australian supermarket sales – 2005[1]	1,359.9	1,478.0
Foodland's wholesale to Action stores as a % of total Australian supermarket sales	45%	45%
Forecast wholesale sales to Actions stores (W.A. and Queensland/NSW)	612.0	665.1
Less: Inter-segment (Australian wholesale to Action stores in W.A.)[2]	(314.9)	(342.3)
Therefore, forecast wholesale sales to Action stores in Queensland/NSW	297.1	322.8
EBITA margin – wholesale	3.4%	3.4%
Estimated forecast EBITA from wholesale to Action stores in Queensland/NSW	10.1	11.0

1. Based on the range of forecast for Action stores (refer section 7.6 above)
2: Inter-segment sales of $308.0m in 2004 x estimated sales growth of Action stores – 2005

Selection of EBITA multiple

We have considered the EBITA multiple range for the merged business by reference to data on listed comparable companies and transactions involving companies in the groceries sector. The analysis and outcomes are consistent with that conducted above in respect of Metcash. Accordingly, we consider that an appropriate multiple with which to capitalise the merged business's 2005 prospective EBITA range is between 10.0 and 10.5 times. We have compared this multiple to the trading multiple of Metcash and Foodland pre-transaction. It is consistent with the Metcash pre-transaction multiple and similar to the Foodland pre-transaction multiple.

Existing net debt

As stated in Section 8.3 above, the net cash balance of Metcash is $220.8 million.

Foodland existing

We have assumed that net debt is equal to the net cash balance of $6.0 million per the proforma statement of financial position for Foodland Australian wholesale business, adjusting for the inclusion of cash balance of $17.0 million to be retained from Foodland Australian retail operations, the latest dividend paid in October 2004 and an estimate of cash generated from Foodland Australian wholesale and retail operations since that balance date. We have also had regard to the intention of Metcash to pass the expected interim dividend of $0.43 per share to Foodland shareholders rather than retaining it within the merged entity. We have apportioned the latest dividend paid in October 2004 and the expected interim dividend between Foodland's Australian and New Zealand businesses. This provides a revised net cash balance of $10.4 million.

Surplus assets

Surplus assets of Metcash are $11.0 million as per Section 8.3 above.

Foodland post-Takeover Offer

As at the latest balance sheet date, we note that Foodland Australia has a contingent tax liability of $25.5 million arising from a disputed tax assessment and a contingent pension liability of $0.9 million. Due to the contingent nature of these liabilities, for the purposes of this valuation, we have only considered these liabilities in our low case scenario. We also note that Foodland has shortfalls on redemption of loan balance in relation to the Employee Share Option Plan of $2,000.

Based on the pro-forma financial position of Foodland Australia, we note that the market value of the Australian properties owned by Foodland is $36.1 million as at July 2003. As we have not had access to Foodland management, for the purposes of this valuation, we have assumed the market value of these properties is $36.1 million as at 31 December 2004. We have also assumed no tax liability in relation to this value as the financial statements of Foodland do not identify any potential tax payable in relation to the eventual sale of these properties.

As noted above, it is Metcash management's intention that following successful completion of the Takeover Offer, Foodland's Australian retail operations, which are currently conducted under the Action banner, will be sold to independent owners and retained by Metcash as wholesale customers. As such, for the purposes of the assessment of the value of the Metcash shares post Takeover Offer, we have considered the likely consideration that will be received for those stores.

For the purposes of this valuation, we have adopted Metcash management's assumption that the likely proceeds from the disposal of Action stores will be in the range of 10 to 12 times (including inventory) the average weekly sales of the Action stores. This is consistent with the range achieved in the sell-down of Franklins stores in the liquidation of Dairy Farm's interest in that business at between 10 to 15 times plus inventory and other observed transaction values in these types of transactions.

Based on estimated sales of Foodland's Australian supermarket operations for the year ended 1 August 2005 (i.e. from $1,359.9 million to $1,478.0 million), we set out below our calculation of the likely proceeds from the disposal of Action stores:

Calculation of likely proceeds from Action disposal *$ million*	**Low**	**High**
Forecast Foodland's Australian supermarket sales – 2005	1,359.9	1,478.0
Average weekly sales (52 weeks)	26.2	28.4
Average multiple of average weekly sales (including inventories)	11x	12x
Likely proceeds from the disposal of Action stores	**288.2**	**340.8**

We have cross checked the implied multiple to the likely profitability of these stores in the hands of an independent operator as follows:

Cross-check of Action disposal proceeds *$ million*	**Low**	**High**
Likely proceeds from the disposal of Action stores – as per above	288.2	340.8
Forecast Foodland's Australian supermarket sales – 2005	1,359.9	1,478.0
Average retail EBIT margins as per ATO business statistics	4.0%	4.0%
Average profitability for an independent retailer	54.4	59.1
Implied 2005 EBIT multiple	**5.3**	**5.8**

We note that this profitability is higher than Foodland's Action Stores enjoy overall (after deducting the wholesale margin in Queensland/Northern NSW). However, the market for independent stores generally transact on revenue multiples and assume either standard industry or particular buyer profitability. We do not consider the implied multiples above to be unreasonable given the likely size and nature of purchasers of these stores.

Estimated dilution of value attributable to Metcash options

Based on the assessed value range on a minority basis for the ordinary shares of Metcash post a successful Takeover Offer and the Capital Reorganisation does not proceed, we have estimated the dilution attributable to currently Metcash outstanding options if the Takeover Offer successful with 100% scrip and 100% cash to be $28.8 million and $30.6 million (mid-point) respectively.

Summary of pre-synergy merged company valuation

The following table summarises our pre-synergy merged company valuation:

Merged company valuation pre-synergies *$ million*	Takeover Offer100% scrip		Takeover Offer 100 cash	
	Low	High	Low	High
Forecast 2005 combined EBITA pre synergies	239.6	247.1	239.6	247.1
EBITA Multiple	10.0x	10.5x	10.0x	10.5x
	2,396.0	2,594.6	2,396.0	2,594.6
Add: Surplus assets	308.9	387.9	308.9	387.9
Add: Net cash	231.2	231.2	231.2	231.2
Deduct: Metcash options	(28.8)	(28.8)	(30.6)	(30.6)
Equity value pre-synergies	2,907.3	3,184.9	2,905.5	3,183.1
Equity value pre-synergies – mid-point		3,046.1		3,044.3

Valuation cross check

Indicative DCF valuation

We have cross-checked the value derived above by developing a 6 year discounted cash flow model. For the Metcash business, we based our cash flow projections upon Metcash management's forecast for 2005 and 2006, together with discussion regarding expectations for subsequent years. In developing our cash flow model, we modelled the divisions of Metcash separately to account for differing growth expectations. For the Foodland element of the valuation, we based our cash flow projections upon brokers' forecasts, industry analysis and discussion with Metcash management.

In order to arrive at the enterprise value, we discounted the nominal projected cash flows at an appropriate WACC for the combined business. The WACC was calculated as the long-term weighted average of the cost of equity and the cost of debt. In order to determine an appropriate cost of equity we analysed equity betas for companies most comparable to the merged business.

A summary of key assumptions in our high level DCF analysis (in addition to those assumptions for Metcash as per Section 8.3 above) are as follows:

- Growth for Foodland's existing external wholesale business (nominal) is in a range of 2% to 3% across divisions after 2006;
- Growth for Foodland's Action store wholesale business of 3% to 6% after 2006;
- Sales and margins consistent with 2006 management or brokers forecasts;
- Effective tax rate unchanged from 2006 forecasts with a partial allowance for the franking credit benefit arising on tax payments;
- Working capital utilised at rates consistent with historical experience over the forecast period; and

- Capex for Foodland consistent with the capital expenditure to sales ratio for Metcash.

Our DCF analysis arrived at values broadly consistent with those assessed under the capitalisation of EBITA methodology.

Expected value of synergies from the merger of Metcash and Foodland's Australian operations

We have valued the synergies from the merger of Metcash and Foodland's Australian operations using the DCF approach. This methodology has been adopted so that both the timing and the associated risks for achieving these synergies can be considered.

We have estimated the magnitude of these synergies based on publicly available information about Foodland and discussions with Metcash management. We note that this analysis is limited in that we have only had access to publicly available information about Foodland businesses and the likely synergies arising from the merger of Metcash and Foodland's Australian businesses.

Metcash management have identified the following main categories that will lead to differences in value following successful completion of the Takeover Offer as follows:

1. Increased teamwork scores

Based on Metcash's own "teamwork" scores of 60%, Metcash expects an increase in the percentage of goods supplied to independent retailers as a percentage of the sales compared to that currently achieved by Foodland of 45%.

We believe this estimate to be reasonable based on our understanding of Metcash's currently achieved rates.

2. Elimination of duplicate infrastructure

It is proposed that both the distribution centre at Richlands in Brisbane and the Melbourne buying office will be surplus to the requirements of the merged operations of Metcash and Foodland Australia. We have assumed cost savings that represent elimination of this surplus capacity.

3. Buying synergies

The Foodland offer, should it successfully proceed, represents a significant opportunity for Metcash to increase its scale by approximately 15%. It will also reduce alternatives for suppliers looking for channels to market. This will improve Metcash's negotiating position with suppliers.

In addition, as Metcash is significantly larger than Foodland's Australian wholesaling business, it is likely that it would currently be on better net terms with suppliers.

We have reflected synergies being management's estimate of a three year delivery of improved trading terms with suppliers as a result of improved scale.

4. Elimination of corporate costs currently incurred by Foodland

The corporate costs assumed to be incurred by Foodland Australia, on a standalone basis, are not expected to recur in the merged scenario.

Whilst we believe that these assumptions are reasonable, we have made an allowance for the difficulties and risks associated with these synergies.

We have deducted taxes from these synergy estimates and made allowances for growth at underlying business growth rates to project annual saving going forward. We have then discounted these projections at a WACC consistent with that used in our cross-check above and allowed for the fact that the synergies need to be valued on a minority basis.

Based on our DCF analysis, we consider that the net value of the above synergies from these factors falls in the range of $310.1 million to $351.6 million (mid-point $330.9 million).

We have performed a sensitivity analysis of the value of the synergies by flexing the time taken to achieve them and their magnitude. Results are shown in the table below:

Time required to achieve synergies	Synergies as above		Synergies as above + $10 million[1] per year from 2006	
	$ million	Equivalent value per share (Cents)[2]	$ million	Equivalent value per share (Cents)[2]
The financial year ended 30 April 2006	310.1 to 351.6	42.1 to 47.7	415.0 to 467.9	56.3 to 63.5
6 months delay	251.9 to 286.8	34.2 to 38.9	337.2 to 381.9	45.8 to 51.8
12 months delay	205.6 to 235.0	27.9 to 31.9	275.2 to 312.9	37.3 to 42.5

Note 1: $10 million per annum is equivalent to 11 basis points increase in margin.
Note 2: Under the scenario that the Takeover Offer is successful with 100% take up of the cash offer (Scenario 2 as per "Valuation Summary" below)

Estimated transaction and restructuring costs

1. Transaction costs

The management of Metcash advised us that the estimated transaction costs to be borne by the Australian entity for the proposed Takeover Offer and Capital Reorganisation are as follows:

Capital reorganisation proceeds	Yes	No	Yes
Takeover Offer	No	Yes	Yes
$ million		(Note 1)	(Note 1)
Estimated transaction costs (before tax)	64.0	74.3	74.3

Note 1: if the Takeover Offer proceeds with 100% take up of cash offer.

2. Restructuring costs

The management of Metcash advised us that the estimated restructuring costs for the proposed Takeover Offer are $30 million before any associated tax shield.

We have reviewed the calculations and estimates underlying these costs and believe them to be suitable for inclusion in our estimate of value for the Metcash shares post Takeover Offer.

Valuation Summary – Merged Metcash and Foodland Australia group

We set out below our valuation conclusion of the value per ordinary share of the merged Metcash and Foodland Australia group under each of the following scenarios:

- The Takeover Offer is successful with 100% take up of A Shares (Scenario 1); and
- The Takeover Offer is successful with 100% take up of the cash offer. Again, we recognise that no A shares would be issued in such a scenario, however, note the take up of A shares is possible across a continuum of 0% to 100% and this scenario describes one end of the continuum (Scenario 2).

Valuation of Metcash share – if the Takeover Offer is successful (Mid-point)

$ million	Scenario 1	Scenario 2
Value of merged business before synergies	3,046.1	3,044.3
Value of synergies (after transaction and restructuring costs)	252.8	252.8
Value of merged Metcash and Foodland's Australian business	3,298.9	3,297.1
Less new debt, comprising:		
Syndicated Facility		(424.9)
Action Facility	(235.0)	(235.0)
Surplus cash available for capital management / (net deficit funded from existing cash)	235.0	(186.1)
Implied equity value of Metcash post Offer, minority basis	3,298.9	2,451.1
Shares on issue (refer below)	1,024.4	736.9
Value per share – mid point	$3.22	$3.33
Value per share – Low	**$3.07**	**$3.11**
Value per share - High	**$3.37**	**$3.54**

We set out below the number of shares on issue under various scenarios:

million	Scenario 1	Scenario 2
Existing outstanding shares	729.9	729.9
Share Purchase Plan	7.0	7.0
New shares issued to Foodland shareholders	287.5	
Total shares on issue	**1,024.4**	**736.9**

We also set out below the balances of "surplus cash available for capital management / (net deficit funded from existing cash)" in the above table as follows:

million	Scenario 1	Scenario 2
Syndicated Facility		424.9
Action Facility	235.0	235.0
Cash payment to Foodland shareholders		(846.0)
Total	**235.0**	**(186.1)**

8.5. Conclusions regarding transaction consideration

We have compared the purchase price of Metoz shares to our estimate of the value of Metcash shares below:

Description	Low $	High $
Purchase price of Metoz shares	2.92	2.92
Metcash trading range 3 months prior to announcement	2.70	3.20
Our estimate of the value of Metcash per share on a standalone basis prior to the Foodland offer on a minority basis	2.86	3.03
Our estimate of the value of Metcash shares assuming successful Foodland acquisition (on current terms) on a minority basis	3.07	3.54

As the Metoz offer is within our assessed minority value ranges, we are of the view that Metoz would not received a control premium for the sale of its holding even though the structure of the Capital Reorganisation and its efficiency compared to other methods of acquiring the interest of Metoz shareholders in Metcash result in a substantial premium to the pre-transaction trading price of Metoz..

In addition, it is below the value we have assessed for the value of Metcash shares in the event of a successful Foodland offer.

Accordingly, in our opinion, the price offered to Metoz is fair from the perspective of the non-associated shareholders.

9. Assessment of the advantages and disadvantages of the proposed Capital Reorganisation

To be fully informed about the proposal, we believe that shareholders should be aware of the other advantages and disadvantages that accrue to them as a result of the Metcash Share Scheme.

We consider that these advantages and disadvantages are substantially similar whether or not the Foodland proposal proceeds. Where we believe there is a difference to the degree of advantage or disadvantage arising as a result of the Foodland acquisition, we have indicated below.

9.1. Advantages

We have outlined our view of the proposed Capital Reorganisation's advantages below:

- ***Pricing:*** The pricing of the purchase of Metoz's shares does not dilute the minority interests of non-associated shareholders in Metcash. The price offered to Metoz shareholders is consistent with our assessed range of $2.86 to $3.03 for a minority interest in Metcash pre-Foodland Offer. Accordingly, there is no dilution of the minority interests through the payment of a control premium to one shareholder. In addition, we note that the price offered to Metoz shareholders is below our assessed range of a minority interest in Metcash assuming a successful Foodland acquisition on the currently proposed terms.

- ***Impact on share price if the Capital Reorganisation does not proceed***: It is possible that the price of Metcash's shares would decline, if the Capital Reorganisation is rejected, since Metoz would participate in the anticipated accretion in Metcash's value arising as a result of the proposed Foodland acquisition. In our view, the current share price appears to factor in this accretion and accordingly would be likely to fall if the Capital Reorganisation is unsuccessful.

- ***EPS Accretion***: The impact of the Capital Reorganisation will be positive for earnings per share reflecting the increased financial leverage introduced into the equity structure of Newco. The following table illustrates the earnings per share (before goodwill amortisation and amortisation of non recurring transaction costs and restructuring costs) impact under various scenarios:

Financial ratio/statistic based on 2006 AGAAP forecasts, pro-forma financial position				
Capital reorganisation proceeds	No	Yes	No	Yes
Takeover Offer	No	No	Yes (Note 1)	Yes (Note 1)
EPS[10] (basic) – cents (for period ending 30 April 2006)	20.5	21.3	23.8	23.9

Note 1: The Takeover Offer proceeds with 100% take up of cash offer.

- ***Participation in the CULS raising:*** If the Capital Reorganisation is successful, shareholders will be able to participate pro-rata in the favourable terms proposed for the issue of CULS. If shareholders do not participate, we note that their rights will be offered to other investors through a bookbuild process and the amount (if any) by which the sale proceeds exceeds the issue price will be returned to non-participating shareholders.

- ***Removal of potential overhang:*** In our view, Metoz is no longer a natural holder of its investment in Metcash. This is because Metoz's sole substantial asset is its investment in Metcash, a primarily Australian asset. South African financial institutions can hold only 15% of their assets in offshore investments and as a result the investors in Metoz would most likely consider their investment in that company to be relatively overweight in offshore exposure. Accordingly, Metoz would likely be a seller of its holding over an uncertain timeframe. The Capital Reorganisation presents an opportunity to remove this potential overhang from the market for the ordinary shares, benefiting non-associated shareholders.

- ***Increased free float benefits:*** The mechanics of the Capital Reorganisation increase the free float in Newco's shares compared to the pre-existing float in Metcash shares. This would, inter alia, improve Newco's position in market indices and, based on our research, increase liquidity and reduce the bid/ask spread for the benefit of non associated shareholders. In simple terms:

  - Metcash's pre-proposal free float was around 40% of ordinary shares. This equated to approximately 255 million shares – at pre-proposal share prices a float of approximately $750 million
  - Post Capital Reorganisation this free float will move to 100% for Newco. This will equate to approximately 498.1 million shares, assuming partial CULS conversion and an unsuccessful Foodland offer. At our estimate of the post-scheme value diluted by the CULS conversion this would result in a post proposal float of approximately $1.4 billion.
  - A float of this size would roughly double Metcash's weighting in the S&P/ASX 200

[10] Calculated before goodwill amortisation and transaction costs. We have not made an allowance for the pro-rata effect of CULS. This pro-rata effect improves EPS accretion.

- If the Foodland offer is successful, regardless of whether it is funded by CULS or by scrip consideration, the float will increase further, potentially moving Newco into the S&P/ASX100.

9.2. Disadvantages

We have outlined our view of the proposed Metcash Share Scheme's disadvantages below:

- ***Increased financial leverage:*** The funding by debt of a significant component of the consideration for the Metoz shares raises the leverage of Newco equity. This effect is compounded under the contemplated funding arrangement for the proposed Foodland acquisition. Whilst the resulting level of gearing is within the observed range of the grocery wholesaling and retailing industry, it will likely generate increased volatility in the shares. The impact of these changes is summarised in the table below:

Financial ratio/statistic based on 2006 AGAAP forecasts, pro-forma financial position					
Capital reorganisation proceeds	No	Yes	No	Yes	Comparable range
	No	No	Yes (Note 2)	Yes (Note 2)	
Debt to enterprise value[11]	(11.2%)	30.8%	21.8%	34.8%	1.0% to 44.7%
Net interest cover by EBITA[1]	28.3x	4.8x	8.7x	5.1x	3.07x to 24.7x
Volatility[12]	21.2%	34.3%	30.3%	36.4%	13% to 27%
NTA per share	$0.34	($0.58)	$0.17	($0.31)	N/A

1. EBITA – Earnings before interest, tax and goodwill amortisation
2 The Takeover Offer proceeds with 100% take up of cash offer.

- ***Change of control risk:*** The effective change of control of the Metcash business may trigger change of control clauses in some of Metcash's contracts. Whilst we are not of the view that this will result in any of these contracts being withdrawn from Metcash, it may present an opportunity for Metcash's suppliers or customers to attempt to renegotiate contract terms.

- ***Assumption of Metoz liabilities***: The Capital Reorganisation, including the acquisition of Metoz, results in the Newco group assuming all liabilities of Metoz and its subsidiaries including potential tax liabilities and warranty claims. Whilst the directors intend to conduct a post-Capital Reorganisation restructure to mitigate any risk of these potential liabilities, shareholders should be aware that these

[11] Calculated based on our assessed ranges for values per share times shares outstanding together with the pro-forma debt in each scenario. Excludes Action Facility and related interest as well as the NZ Shares to be transferred to NZ Shareholders. In the scenario where neither Takeover Offer or Capital Reorganisation proceeds, it is likely this cash would be returned to shareholders.
[12] Calculated by grossing up existing volatility by increased leverage. No allowance has been made for volatility arising from the Takeover Offer.

liabilities may arise in subsequent periods. The directors have received advice that the expected tax payable is $Nil, but also that in the worst case, the tax liability may be $47 million.

- ***Potential restriction of 2004/5 final dividend:*** The interposition of Newco may create a restriction in terms of Metcash's ability to distribute its final dividend this year. However, we note that a 2nd interim dividend of $0.04 per share will be proposed and paid to existing Metcash shareholders if the Capital Reorganisation is approved. As such, the maximum value impact of this would be approximately $0.02 per share (based on the anticipated full amount of the final dividend of $0.06 per share, assumed to be similar to the interim dividend), but as the dividend would be retained in the company we would expect the share price impact to be significantly less than this amount.

- ***Uncertainty of scheme outcome creates uncertainty in bidding for Foodland:*** The coincidence of timing of the scheme and the funding of the scheme makes the proposal to acquire Foodland more difficult from an execution point of view, than is customary in a scrip acquisition. However, in part this is compensated for by the exclusion of Metoz from the benefits of the Foodland proposal if both the Shareholder and Metcash Option Schemes are approved.

9.3. Other issues

Transaction costs if Capital Reorganisation does not proceed

Shareholders should also be aware that Metcash is committed to incurring costs of approximately $50 million in relation to the funding of the Capital Reorganisation and Takeover Offer regardless of whether they proceed or not.

Other alternatives

We understand that the Metcash board considered other options with respect to dealing with the Metoz shareholding. Inter alia, these included:

- selective buyback of the Metoz shareholding;
- soliciting an alternative cornerstone strategic investor; and
- placement of the Metoz shares direct to market.

We understand that the directors considered these alternatives in terms of execution risk and value outcomes and believe that the current proposal was the most attractive available. The directors believe that none of the alternatives above would have generated a materially better result than the current proposal for the non-associated shareholders. We have no information which would cause us to hold an alternative view.

The Foodland approach

We have been informed by Metcash that, recently, Foodland approached certain Metoz shareholders with a conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for $3.30 per Metcash share. This

proposal was highly conditional with a requirement to gain access for due diligence of Metcash.

We understand that this approach was never formalised.

Should a firm proposal be made for Metcash or Newco at this or any other price, nothing in the terms of either scheme pursuant to the Capital Reorganisation would preclude non-associated shareholders from availing themselves of such proposals.

9.4. Conclusions regarding transaction advantages and disadvantages

We are of the view that the balance of advantages and disadvantages is favourable to non-associated shareholders of Metcash. We are also not aware of any more favourable alternative available to Metcash, but note that should a more favourable option present itself, the Metcash Share Scheme does not prevent non-associated shareholders from participating in that alternative.

Accordingly, we are of the opinion that the terms of the Metcash Share Scheme are fair and reasonable to non-associated shareholders.

10. Assessment of the proposed Metcash Option Scheme

Holders of options of Metcash will vote on the proposed transaction under one Scheme related to all optionholders.

The outstanding options in Metcash at 12 January 2005 are as follows:

Issue Date	Exercise Date	Exercise Price ($)	No. of options at 12/1/2005	Expiry Date
26/03/1999	26/03/2002	0.44	464,100	26/03/2005
26/03/1999	26/03/2003	0.44	264,000	26/03/2005
26/03/1999	26/03/2004	0.44	378,900	26/03/2005
11/08/2000	11/08/2003	0.43	201,120	11/08/2006
11/08/2000	11/08/2004	0.43	112,200	11/08/2006
11/08/2000	11/08/2005	0.43	832,800	11/08/2006
25/11/2000	25/11/2003	0.43	2,600	25/11/2006
25/11/2000	25/11/2004	0.43	2,200	25/11/2006
25/11/2000	25/11/2005	0.43	30,000	25/11/2006
15/12/2000	15/12/2003	0.43	-	15/12/2006
15/12/2000	15/12/2004	0.43	8,000	15/12/2006
15/12/2000	15/12/2005	0.43	8,000	15/12/2006
14/12/2001	14/12/2004	1.66	1,020,000	14/12/2007
14/12/2001	14/12/2005	1.66	680,000	14/12/2007
14/12/2001	14/12/2006	1.66	680,000	14/12/2007
25/01/2002	25/01/2005	1.54	6,312,660	25/01/2008
25/01/2002	25/01/2006	1.54	2,104,220	25/01/2008
25/01/2002	25/01/2007	1.54	2,104,220	25/01/2008
10/07/2003	10/07/2005	2.14	134,100	10/07/2008
10/07/2003	10/07/2006	2.14	44,700	10/07/2008
10/07/2003	10/07/2007	2.14	44,700	10/07/2008
2/09/2004	2/09/2007	2.70	510,000	2/09/2010
2/09/2004	2/09/2008	2.70	170,000	2/09/2010
2/09/2004	2/09/2009	2.70	170,000	2/09/2010
			16,278,520	

- The optionholders will receive options in Newco on substantially similar terms to those currently outstanding in Metcash. The only notable exception to the terms is that the Newco options will carry the right to shares in Newco rather than in Metcash.

- Ordinarily under the terms of the option plan, the approval of the Capital Reorganisation would result in all optionholders being able to exercise all their options. However, the Metcash Option Scheme includes a provision that this right would be waived by optionholders.

- We have been informed by Metcash that it has received advice that optionholders will be able to avail themselves of a rollover that will mean that no tax will become payable as a result of the Metcash Option Scheme.

- Certain optionholders can currently exercise their options. If they are of a view that the most valuable alternative is to exercise early and convert their entitlement into ordinary shares and sell those on market, they will remain free to do so until 1 April 2005.

- If any dilution of the options occurs as a result of the Metcash Share Scheme for the Capital Reorganisation, in particular in relation to the pro-rata conversion of CULS, there is an adjustment to the strike price of the options to adjust for this dilution.

10.1. Position of optionholders

In considering the position of optionholders under the Metcash Option Scheme, we have primarily had regard to the value of their entitlements pre and post-Metcash Share Scheme. We have estimated the value of the option entitlements using the Black-Scholes formula incorporating the following assumptions:

- Risk free interest rate: 5.163% and 5.080% (1yr and 2yr Australian Government Bond rates respectively, depending on term to expiry for each option)

- Dividend yield: 3.45%

- Share price: $2.86 - $3.03 (Metcash stand-alone valuation) for pre-scheme values. The post-scheme values are equivalent to the pre-scheme values, less transaction costs per share plus pro-rata effect of purchasing Metoz's shares in Metcash at $2.92 compared to stand-alone value range). We have also calculated these same values assuming the Takeover Offer is successful.

- Exercise price: As specified per individual tranche of options

- Expiry date: Reflecting the lack of liquidity in the options, we have recognised the effective expiry date of the options to be the later of the date half way into the exercise period and 12 January 2005. This assumption is supported by the tendency of existing holders to exercise early.

- Volatility: For pre-scheme: Historic Metcash 260 day volatility of 21.24%. For post-scheme we have adjusted for the increase in gearing and added 5% reflecting the volatility associated with the uncertainty regarding the steps in the Foodland proposal resulting in a volatility estimate of approximately 34 %. As the majority of the outstanding options are deeply in the money, the option values are relatively insensitive to changes in volatility.

The following table summarises the results of our analysis:

				Capital Reorganisation	No			Yes			No			Yes		
				Takeover Offer	No			No			Yes			Yes		
					Value per option ($)											
Issue Date	Exercise Date	Exercise Price ($)	No. of options at 12/1/2005	Expiry Date	(Low)		(High)	(Low)		(High)	(Low)		(High)	(Low)		(High)
26/03/1999	26/03/2002	0.44	464,100	26/03/2005	2.42	to	2.59	2.15	to	2.50	2.68	to	3.10	2.82	to	3.70
26/03/1999	26/03/2003	0.44	264,000	26/03/2005	2.42	to	2.59	2.15	to	2.50	2.68	to	3.10	2.82	to	3.70
26/03/1999	26/03/2004	0.44	378,900	26/03/2005	2.42	to	2.59	2.15	to	2.50	2.68	to	3.10	2.82	to	3.70
11/08/2000	11/08/2003	0.43	201,120	11/08/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
11/08/2000	11/08/2004	0.43	112,200	11/08/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
11/08/2000	11/08/2005	0.43	832,800	11/08/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
25/11/2000	25/11/2003	0.43	2,600	25/11/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
25/11/2000	25/11/2004	0.43	2,200	25/11/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
25/11/2000	25/11/2005	0.43	30,000	25/11/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
15/12/2000	15/12/2003	0.43	-	15/12/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
15/12/2000	15/12/2004	0.43	8,000	15/12/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
15/12/2000	15/12/2005	0.43	8,000	15/12/2006	2.43	to	2.60	2.16	to	2.51	2.69	to	3.11	2.83	to	3.71
14/12/2001	14/12/2004	1.66	1,020,000	14/12/2007	1.20	to	1.37	0.94	to	1.28	1.46	to	1.88	1.60	to	2.48
14/12/2001	14/12/2005	1.66	680,000	14/12/2007	1.20	to	1.37	0.94	to	1.28	1.46	to	1.88	1.60	to	2.48
14/12/2001	14/12/2006	1.66	680,000	14/12/2007	1.20	to	1.37	0.94	to	1.28	1.46	to	1.88	1.60	to	2.48
25/01/2002	25/01/2005	1.54	6,312,660	25/01/2008	1.32	to	1.49	1.05	to	1.40	1.58	to	2.00	1.72	to	2.60
25/01/2002	25/01/2006	1.54	2,104,220	25/01/2008	1.32	to	1.49	1.05	to	1.40	1.58	to	2.00	1.72	to	2.60
25/01/2002	25/01/2007	1.54	2,104,220	25/01/2008	1.32	to	1.49	1.05	to	1.40	1.58	to	2.00	1.72	to	2.60
10/07/2003	10/07/2005	2.14	134,100	10/07/2008	0.83	to	0.96	0.63	to	0.89	1.03	to	1.40	1.15	to	2.00
10/07/2003	10/07/2006	2.14	44,700	10/07/2008	0.83	to	0.96	0.63	to	0.89	1.03	to	1.40	1.15	to	2.00
10/07/2003	10/07/2007	2.14	44,700	10/07/2008	0.83	to	0.96	0.63	to	0.89	1.03	to	1.40	1.15	to	2.00
2/09/2004	2/09/2007	2.70	510,000	2/09/2010	0.63	to	0.73	0.48	to	0.68	0.79	to	1.07	0.88	to	1.50
2/09/2004	2/09/2008	2.70	170,000	2/09/2010	0.63	to	0.73	0.48	to	0.68	0.79	to	1.07	0.88	to	1.50
2/09/2004	2/09/2009	2.70	170,000	2/09/2010	0.63	to	0.73	0.48	to	0.68	0.79	to	1.07	0.88	to	1.50
			16,278,520													
				TOTAL value ($m)	23.1	to	25.8	18.8	to	24.4	27.2	to	33.9	29.4	to	43.5
				TOTAL value - mid-point ($m)			24.4			21.6			30.6			36.5

Note 1: The 3rd and 4th scenarios above are assuming the Takeover Offer with 100% take up of cash offer

As can be seen in the table above the values are similar pre- and post-Capital Reorganisation if the Takeover Offer does not proceed. Whilst, the mid-point total value of the options calculated above is marginally lower than the value is lower pre-Capital Reorganisation (by 11.5%), the ranges overlap. To mitigate this, deep in-the-money optionholders should exercise their options, if possible.

However, we note that the values (both pre and post-Capital Reorganisation) are higher if the Takeover Offer is successful. Furthermore the current trading price of Metcash shares, and accordingly the option value, is higher than our assessed stand-alone Metcash value, and it is comparable to the value of Metcash if Takeover Offer is successful. Accordingly, we are of the view that the consideration offered to optionholders of Metcash is fair

In terms of advantages and disadvantages, optionholders should be aware of the advantages and disadvantages that relate to ordinary shareholders set out at Section 9 above as the options are derivatives of these shares. Furthermore, the Metcash Option Scheme maintains the ability of optionholders to convert into listed Newco shares rather than having to be either compulsorily acquired or remaining as convertible into unlisted Metcash shares. There are no significant specific disadvantages of the Metcash Option Scheme.

We have not reflected any potential dilution in respect of the issue and subsequent conversion of CULS at $2.54 per ordinary shares in our valuation of the options above. This is because the effect of the anti-dilution provisions contained in the Metcash Option Scheme minimise the value impact of any potential dilution.

10.2. Conclusion on the Metcash Option Scheme

We consider that the terms of the proposed Metcash Option Scheme are in the best interests of the optionholders of Metcash as:

- our assessment of the value of the options post-Capital Reorganisation in the event of the Takeover Offer being unsuccessful is consistent with the value we estimated for the value pre-Capital Reorganisation;
- our assessment of the value of the options post-Capital Reorganisation in the event of the Takeover Offer being successful is higher than the value we estimated for the value pre-Capital Reorganisation if the Takeover Offer is unsuccessful;
- other terms and conditions in relation to the options are virtually identical pre and post the Metcash Option Scheme; and
- other advantages of the Metcash Option Scheme outweigh the disadvantages.

11. Conclusions

Based on the above analysis, we are of the opinion that:

- The proposed Capital Reorganisation, taken as a whole, is in the best interests of the non-associated shareholders of Metcash;

- The Metcash Share Scheme involving the payment of consideration to Newco (a related party) is fair and reasonable to non-associated shareholders;

- The downstream acquisition of Metcash by Newco, being an integrated part of the Metcash Share Scheme, is fair and reasonable for non-associated shareholders; and

- the proposed Metcash Option Scheme is in the best interest of the optionholders of Metcash.

Furthermore, we note that in our opinion:

- the effective consideration offered to Metoz shareholders of $2.92 per Metcash share is fair with respect to the non-associated shareholders of Metcash;

- the advantages outweigh the disadvantages of the Capital Reorganisation under the Metcash Share Scheme and Metcash Option Scheme, and

- the consideration offered to the optionholders of equivalent options in Newco is fair and other terms are reasonable in relation to the Metcash Option Scheme.

Yours faithfully





Richard Stewart
Authorised Representative

Mark Reading
Authorised Representative

11 February 2005

Appendix A Qualifications, declarations and consent

Qualifications and Experience

PricewaterhouseCoopers Securities Ltd (PwCS) is wholly owned by PricewaterhouseCoopers (PwC). The firm has extensive experience in providing corporate financial advice and in preparing independent expert's reports. PwCS is a Licensed Dealer (no. 11203) under the Corporations Act.

Mr Richard Stewart is the person primarily responsible for this report and is a Fellow of the Institute of Chartered Accountants in Australia, an affiliate of the Securities Institute of Australia and a member of the Australian Institute of Company Directors. He holds an MBA and BEc as well as being an Adjunct Professor in Business at the University of Technology, Sydney. Richard has over 8 years experience in the valuation of shares and businesses and has been with PricewaterhouseCoopers since 1986.

Mr Mark Reading is a member of the Securities Institute of Australia and The Institute of Chartered Accountants in Australia, holds Masters of Business Administration and Bachelor of Commerce degrees and has had over 19 years experience in the preparation of independent expert's reports and the valuation of shares and businesses, including approximately 10 years as a partner of PricewaterhouseCoopers.

Declaration

At the date of this report neither PwCS or any company associated with them:

- Has any interest in the outcome of the offers;
- Holds any beneficial interest in securities of Metcash, and has not held any such beneficial interest during the previous two years; or
- Has any relationship with Metcash.

None of PricewaterhouseCoopers, Mr Mark Reading or Mr Richard Stewart has any relationship with Metcash or any other party interested in the proposal that affects their independence in preparing this report.

PricewaterhouseCoopers has provided various miscellaneous advices to both Foodland and Metcash over the preceding 5 years. These minor pieces of work involved superannuation, workers compensation, sale of internal audit checklist software and tax advice unrelated to the proposal.

In addition, PwCS has been engaged to prepare an Investigating Accountant's Report in relation to the Takeover Offer, an Independent Accountant's Report in relation to the Capital Reorganisation and an Independent Expert report in relation to the Takeover Offer. We have addressed the implications of the above roles in the context of Practice Note 42 and consider that it does not affect our independence or objectivity in preparing this report.

The only pecuniary or other interest other than the indemnity described below, that PwCS or any entity associated with them has in relation to the entire proposal including the

Foodland offer arises from the right to receive a fee of $1.2 million plus GST in connection with the preparation of this report and the related report on the Takeover Offer and the preparation of the Investigating Accountant's Report and Independent Accountant's Report. This fee is payable regardless of whether or not any part of the entire proposal is successful. Except for this fee, none of PwCS or any entity associated with them has received, or will receive, any pecuniary or other benefit, whether direct or indirect, for or in connection with the making of this report.

Purpose of report

This report has been prepared at the request of Directors of Metcash for inclusion in the Scheme Booklet and should not be used for any other purpose. In particular, it is not intended that this report should serve any purpose other than an expression of our opinions on the Proposals. This report has been prepared solely for the benefit of the Directors of Metcash and for the benefit of those persons who are expressly entitled to vote at the meetings. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution, letter or statement (other than the Scheme Booklet mentioned above) without the prior written consent of PwCS to the form and context in which it appears.

Special note regarding forward-looking statements and forecast financial information

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Metcash or Foodland or industry results, to be materially different from any further results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include:

- Changes in laws, regulations or governmental policies (or the interpretation of those laws, regulations or policies) which may adversely impact upon the grocery industry in general, or Metcash or Foodland in particular
- Any adverse changes in general economic conditions, levels of employment and a decline in discretionary spending as a result thereof, and
- Other factors referenced in this report.

Consents

Neither the whole or any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement (other than the present Scheme Booklet) without the prior written consent of PwCS to the form and context in which it appears.

Indemnity

Metcash has agreed to indemnify PwCS and its employees against claims, liabilities, losses and expenses they incur if information or documentation provided by or on behalf of Metcash is false, misleading or omits material particulars, or if relevant information or documents have not been supplied.

Appendix B Comparable company analysis

Comparable company multiples

	Market Cap	D/E ratio	D/EV	Interest Cover	Volatility	Revenue	EBITA Margin	Revenue Multiple	EBITA Multiple		NPATA Multiple	
(A$ million)								Historical	Historical	Forecast	Historical	Forecast
Notes	*1*	*2*	*3*	*4*	*5*		*6*				*7*	
Australia												
Metcash Trading	1,872	4.4%	4.2%	24.68	21%	7,251	2.64%	0.27	10.2	10.2	14.7	14.2
Foodland Associated	2,250	16.2%	14.0%	8.10	15%	6,027	4.11%	0.43	10.6	10.3	16.8	13.4
Woolworths	15,043	1.1%	1.0%	23.92	14%	27,934	4.05%	0.57	14.0	12.7	18.9	17.5
Coles Myer	11,764	1.1%	1.0%	20.17	13%	32,267	3.13%	0.39	12.5	11.3	16.8	16.3
Average									*11.8*	*11.1*	*16.8*	*15.4*
United Kingdom												
Wm Morrison Supermarkets	8,700	46.5%	31.7%	14.93	27%	8,104	4.10%	0.61	15.0	10.9	18.9	12.9
J Sainsbury	13,280	34.7%	25.8%	9.38	23%	16,212	3.82%	0.43	11.3	16.2	13.1	17.6
Tesco	61,099	14.5%	12.7%	9.36	18%	32,725	6.26%	0.83	13.3	12.7	18.5	16.8
Average									*13.2*	*13.3*	*16.8*	*15.7*
United States												
Sysco Corp	31,505	5.3%	5.0%	22.93	19%	29,733	5.32%	0.84	15.8	14.8	25.4	23.8
Supervalu Inc	6,105	24.9%	19.9%	4.21	23%	20,180	3.06%	0.28	9.3	9.0	16.4	13.9
Albertson's Inc	11,400	80.7%	44.7%	3.19	21%	35,436	3.68%	0.44	11.9	11.7	15.7	16.6
The Kroger Co	16,525	61.8%	38.2%	3.21	22%	53,791	3.60%	0.37	10.4	10.6	14.2	14.9
Safeway Inc	11,586	77.5%	43.7%	3.07	25%	35,282	3.69%	0.44	11.9	11.6	9.3	13.0
Average									*11.9*	*11.5*	*16.2*	*16.4*

[1] Market Capitalisation has been calculated as at 5-Dec-04 for Metcash and Foodland, other market caps have been calculated as at 15-Dec-04.

[2] Net Debt divided by Market Capitalisation.

[3] Net Debt divided by Enterprise Value.

[4] EBITA divided by Net Interest Expense.

[5] Standard deviation of returns over 260 trading days to 5-Dec-04.

[6] EBITA is Earnings before net interest, tax and amortisation.

[7] NPATA is Net profit after tax, but before amortisation.

Comparable company descriptions

Metcash Trading Limited is a marketing and distribution company operating in the food and other consumer goods sectors. The Company operates distribution centers serving grocery products for independent retail grocery stores, liquor distribution centers and cash and carry warehouses which serve retailers and businesses in the grocery, liquor, food services and convenience stores.

Foodland Associated Limited is a grocery wholesaler and operator of the Action supermarket chain. The Company wholesales and distributes groceries, chilled and frozen foods, liquor and general merchandise. The Company also manages, owns and operates shopping centers and supermarkets.

Woolworths Limited operates supermarkets, specialty and discount department stores, liquor and electronics stores throughout Australia. Woolworths also manufactures processed foods, exports and wholesales food and offers petrol retailing. The Company's store names include "Woolworths", "Dick Smith" and "Big W".

Coles Myer Limited operates retail stores, including supermarkets, department stores, apparel shops, liquor stores, office supplies and discount stores located throughout Australia and New Zealand. The Company also operates an online retail website along with investment property holdings.

William Morrison Supermarkets plc retails groceries through a chain of supermarkets in England. Approximately half of the Group's stores contain petrol filling stations. William Morrison has its own fresh food manufacturing and processing operations, thus allowing them to market a number of own label brands.

J Sainsbury plc is a retail distributor of food. Their products are distributed through the Company's Sainsbury supermarkets in the United Kingdom and Shaw's supermarkets in the United States. Through Sainsbury Bank, the Company offers saving accounts, mortgages, and personal loans. J Sainsbury also owns a company which buys, develops, rents, and sells property investments.

Tesco plc is a food retailer. The Group operates stores in the United Kingdom, Republic of Ireland, Czech Republic, Hungary, Poland, Slovakia, Turkey, Japan, Malaysia, South Korea, Taiwan, and Thailand.

Sysco Corporation is a foodservice marketing and distribution organization, providing food and related products and services to customers in the United States and portions of Canada. The Company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, Sysco supplies health and beauty aid products.

SUPERVALU INC. sells food and non-food products at wholesale, and operates a variety of store formats at retail. The Company operates retail stores, including price superstores, combination food and drug stores, and limited assortment stores under banners such as Cub Foods, Save-A-Lot, and Laneco. SUPERVALU sells its products at wholesale to stores located across the US.

Comparable transaction multiples

Date	Target	Acquirer	EV (US$M)	Historical EBITA Multiple	Forecast EBITA Multiple
Oct-04	Australian Leisure & Hospitality Group	Woolworths Limited	1,084	14.4	12.9
Mar-04	Shaw's Supermarkets Inc	Albertson's Inc	2,475	9.9	n/a
Dec-03	Safeway plc	Wm Morrison Supermarkets	7,980	10.5	n/a
Oct-03	Farmers Holdings Limited	James Pascoe/Fisher& Paykel Finance	186	7.4	n/a
Jun-02	Budgens Plc	Musgrave Group	314	19.1	n/a
Jun-02	Woolworths (NZ)	Foodland Associated Limited	338	13.8	11.5
May-01	Sigfried Weis Family Holdings	Weis Markets Inc	1,251	14.4	n/a
May-00	Booker Plc	Big Food Group Plc	555	6.2	n/a
Mar-00	US Foodservice	Koninklijke Ahold NV	3,405	13.6	n/a
Jun-99	Asda Group Plc	Wal-Mart Stores Inc	10,565	16.5	n/a
Jul-99	Progressive Enterprises	Foodland Associated Limited	338	12.3	10.8
Average				12.6	11.7
Median				13.6	11.5

Appendix C Sources of information

In our assessment of the proposal, we have had access to the following principal sources of information:

- Scheme Booklet
- Bidder's Statement
- Metcash Notice of General Meeting and Explanatory Statement
- Metcash Annual reports
- Foodland Annual reports
- All other publicly available information relating to Metcash and Foodland
- Year-to-date management accounts and forecasts provided by Metcash management
- www.metcash.com.au
- www.fal.com.au
- www.ato.gov.au
- Broker reports
- Corporations Act, ASX Listing Rules and ASIC Policy Statements
- Bloomberg's online database covering financial markets and news and IBIS industry reports
- IBISWorld industry reports and AC Nielsen market share statistics
- Other publicly available information regarding companies considered to be comparable to Metcash and Foodland, and
- Discussions with key management of Metcash to gain an understanding of the business and the impact of acceptance of the proposed transaction.

We have not carried out independent confirmation of the information provided to us, nor have we independently verified the information and other representations made to us in the course of preparing this report. However, we have no reason to believe that any information has been withheld from us or that any of the information provided is misleading to any material degree.

We have been indemnified by Metcash against any losses or claims arising out of the inaccuracy of any material supplied by or on behalf of Metcash, or the failure of Metcash to provide us with all relevant documents or information.



PRICEWATERHOUSECOOPERS SECURITIES LTD

FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 11 February 2005

About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("**PwC Securities**") has been engaged by Metcash Trading Limited ("Metcash") to provide a report in the form of an Independent Accountant's Report (**the "Report**") in relation to the proposed takeover of Foodland Australia Limited ("FAL") by Metcash and a capital reorganisation of Metcash (together the "Transactions") for inclusion in the Scheme Booklet dated on or about 11 February 2005.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

This Financial Services Guide

This Financial Services Guide ("**FSG**") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

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Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
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The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

11 February 2005

Dear Sirs

Independent Accountant's Report on Historical and Forecast Financial Information

We have prepared this report on the historical and forecast financial information of Metcash Trading Limited ("Metcash") and Foodland Associated Limited ("Foodland") for inclusion in the Scheme Booklet (the "Scheme Booklet") dated on or about 11 February 2005 relating to the proposed Capital Reorganisation of Metcash and the Takeover Offer for Foodland by Metcash.

Expressions defined in the Scheme Booklet have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 6 December 2004, Metcash announced its intention to undertake a Capital Reorganisation which would, in effect, result in the acquisition of the entire issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited ("Metoz"). Since Metoz's only material asset is its holding in Metcash, the Capital Reorganisation will, in effect, achieve a selective buyback of Metoz's shareholding in Metcash.

Under the Capital Reorganisation, a new company, The Newco Project X Limited ("Newco") has been incorporated with the intention that:

- Newco will purchase all of the shares in Metoz for a total cost of A$2.92 for each Metcash share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt; and
- All other shareholders in Metcash will receive one Newco ordinary share for each Metcash share held before the Capital Reorganisation is implemented.

On 6 December 2004, Metcash also announced its intention to make an offer to acquire the entire issued share capital of Foodland. Under the Takeover Offer, Foodland shareholders will ultimately retain ownership of Foodland's New Zealand business ("Foodland New Zealand") whilst Metcash or Newco as the case may be will retain Foodland's Australian business ("Foodland Australia").

The Capital Reorganisation and the Takeover Offer are separate proposals and are not conditional upon each other.

In order to help fund the Takeover Offer, Metcash raised approximately $270 million through the issue of ordinary shares under an institutional placement on 6 December 2004. Various other funding arrangements have been put in place by Metcash to fund the Takeover Offer and the Capital Reorganisation and these are summarised in section 12 of the Scheme Booklet.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Independent Accountant's Report (the "Report") covering the following information contained within the Scheme Booklet:

Historical Financial Information

(a) the historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 2004;
(b) the adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;
(c) the historical statement of financial position of Metcash as at 31 October 2004;
(d) the adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and
(e) the proforma statements of financial position of Metcash and of Newco as at 31 October 2004.

(collectively the "Historical Financial Information").

The Historical Financial Information has been prepared on the basis of four scenarios:

- Metcash Standalone – Capital Reorganisation and Takeover Offer not undertaken.
- Outcome 1 – Capital Reorganisation Effective but Takeover Offer not successful.
- Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful.
- Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful.

The scope of our work has included a review of the Historical Financial Information under each of the above scenarios.

The Directors
11 February 2005

Forecast Financial Information

(a) the Directors statement of forecast financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2005 and 2006;
(b) the Directors estimate of the forecast financial information for Foodland Australia Wholesale for the year ended 30 April 2006; and
(c) the Directors statement of forecast financial performance, earnings per share and cashflows of Newco for the year ended 30 April 2006.
(collectively the "Forecast Financial Information").

The Forecast Financial Information has also been prepared under the four scenarios described previously in this Report. The scope of our work has included a review of the Forecast Financial Information under each of the four scenarios.

This Report has been prepared for inclusion in the Scheme Booklet. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecast Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in section 13 of the Scheme Booklet and the appendix to that section, has been based on the audited financial statements of Metcash and Foodland, except for financial information relating to Metcash for the period ending 31 October 2004 which has been extracted from reviewed financial statements. The auditor of both Metcash and Foodland for the period covered by the Historical Financial Information has been Ernst & Young. The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Metcash, Newco, Foodland Australia and Foodland Australia Wholesale going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- an analytical review of the audited and reviewed financial statements of Metcash and Foodland for the relevant historical periods;
- a review of work papers, accounting records and other documents of Metcash and Newco only;

- a review of the adjustments made to the reported historical financial performance and statement of financial position of Foodland;
- a review of the assumptions used to compile the proforma statements of financial position set out in section 13 of the Scheme Booklet ("the proforma transactions");
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Limitation of scope of Historical Financial Information

The Historical Financial Information relating to Foodland has been extracted from publicly available information. The Directors have made various assumptions in order to present standalone Foodland Australia and Foodland Australia Wholesale information which have not been discussed with Foodland management or verified to supporting accounting records. Accordingly the standalone Historical Financial Information relating to the Foodland Australia and Foodland Australia Wholesale businesses should be reviewed with this limitation in mind.

Review statement on Historical Financial Information

Except for the limitation in scope referred to above, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the proforma statements of financial position have not been properly prepared on the basis of the proforma transactions;
- the proforma transactions do not form a reasonable basis for the proforma statements of financial position;
- the Historical Financial Information, as set out in Section 13 and its appendix of the Scheme Booklet does not present fairly:
  - (a) the historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 2004;
  - (b) the adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;
  - (c) the historical statement of financial position of Metcash as at 31 October 2004;

The Directors
11 February 2005

(d) the adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and

(e) the proforma statement of financial position of Metcash and for Newco as at 31 October 2004 assuming completion of the proforma transactions.

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Metcash in their 30 April 2004 financial statements.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecast Financial Information, including the best estimate assumptions, on which they are based.

Our review of the best estimate assumptions underlying the Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Financial Information.

These procedures included discussion with the Directors and management of Metcash and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Financial Information and whether, in all material respects, the Forecast Financial Information is properly prepared on the basis of the assumptions and is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the Metcash disclosed in their 30 April 2004 financial statements so as to present a view of Metcash and Newco which is consistent with our understanding of the past, current and future operations of the businesses.

The Forecast Financial Information has been prepared by the Directors to provide investors with a guide to the potential future financial performance of Metcash and Newco based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Financial Information. Actual results may vary materially from the Forecast Financial Information and the variation may be materially positive or negative. Accordingly, shareholders should have regard to the investment risks set out in section 3 of the Scheme Booklet.

The Directors
11 February 2005

Our review of the Forecast Financial Information is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Financial Information included in the Scheme Booklet.

Limitation of scope of Forecast Financial Information

The components of the Metcash, Newco and Foodland Australia Wholesale Forecast Financial Information relating to the underlying operations of Foodland Australia together with the impact of the expected merger synergies have been based on publicly available information and Metcash Directors' industry knowledge.

Neither the Metcash Directors' nor PwCS have had access to Foodland's management, auditors, financial records, budgets or business plans to assess the reliability of the Foodland Australia historical and forecast financial information or the reliability of the merger synergy estimates (in particular the extent, timing and cost of delivering such synergies). Accordingly, the Forecast Financial Information should be reviewed with these limitations in mind.

Review statement on the Forecast Financial Information

Except for the limitation in scope referred to above, and the effects, if any that may have been required had the limitation not existed, based on our review of the Forecast Financial Information, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecast Financial Information, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in section 13 of the Scheme Booklet do not provide a reasonable basis for the preparation of the Forecast Financial Information;

(b) the Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and

(c) the Forecast Financial Information is unreasonable.

The Directors
11 February 2005

The underlying assumptions are subject to significant uncertainties including those resulting from the limitation of scope referenced to above and contingencies often outside the control of Metcash and Newco. If events do not occur as assumed, actual results achieved by Metcash and/or Newco may vary significantly from the Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Metcash have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of the Capital Reorganisation or the Takeover Offer other than the preparation of this Report, the preparation of the Independent Expert's Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully



Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

Yours faithfully



Wim Blom
Authorised Representative
PricewaterhouseCoopers Securities Ltd

19 Implementation Agreement

This Implementation Agreement

is made on 3 February 2005 between the following parties:

1 **The Newco Project X Limited**
ABN 32 112 073 480
c/o Deutsche Bank, Level 18, 225 George Street, Sydney NSW 2000
(Newco)

2 **Metcash Trading Limited**
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW, 2138
(Metcash)

Recitals

A. Pursuant to a capital reorganisation, Newco is acquiring all of the issued shares in Metcash by way of two inter-conditional schemes of arrangement.

B. Under the Metoz Scheme, it is intended that Newco will acquire all of the issued ordinary shares in Metoz and will as a result indirectly hold approximately 52% of Metcash.

C. Under the Metcash Share Scheme, it is proposed that Newco will acquire the remaining approximately 48% of Metcash held by the Scheme Shareholders by means of a scheme of arrangement under Part 5.1 of the Corporations Act.

D. Under the Metcash Option Scheme, it is proposed that all options in Metcash will be cancelled in consideration for the grant of new options over shares in Newco to be effected by means of a further scheme of arrangement under Part 5.1 of the Corporations Act.

E. Metcash and Newco have agreed in good faith to implement the Metcash Share Scheme and Metcash Option Scheme on the terms of this agreement.

The parties agree

in consideration of, among other things, the mutual promises contained in this agreement:

1 Definitions and interpretation

1.1 Definitions

In this agreement:

ACCC means the Australian Competition and Consumer Commission;

ASIC means the Australian Securities and Investments Commission;

ASX means the Australian Stock Exchange Limited (ACN 008 624 691);

Business Day means a weekday on which trading banks are open for business in Sydney, excluding any Saturday, Sunday or public holiday;

Capital Reorganisation means the capital reorganisation to be effected by means of the Metcash Share Scheme and the Metoz Scheme under which, amongst other things, subject to the Metcash Share Scheme becoming Effective and the Metoz Scheme becoming Effective:

(a) Newco will acquire all Metcash Shares held by Scheme Shareholders in exchange for the issue by Newco of Newco Shares to such Scheme Shareholders;



(b) Newco will purchase all of the issued shares in Metoz Holdings for cash; and

(c) if the Metcash Option Scheme becomes Effective, all Metcash Options will be cancelled in consideration for the issue by Newco of Newco Options to Scheme Optionholders;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of New South Wales;

Effective when used in relation to:

(a) a Metcash Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Metcash Scheme; and

(b) the Metoz Scheme, means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act 1973 (South Africa);

End Date means 31 May 2005, or such later date as Metcash and Newco may agree in writing;

Extraordinary General Meeting means the extraordinary general meeting of Shareholders to be held on 22 March 2005 for the purpose of considering, and if thought fit passing, the Resolutions;

Government Agency means any foreign or Australian government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity, or any minister of the Crown in right of the Commonwealth of Australia or any state;

Implementation Date means in relation to a Metcash Share, the date one Business Day following the Record Date;

Listing Rules means the official listing rules of the ASX;

Material Adverse Change means:

(a) in the case of Metcash:

(1) a diminution in value of the net assets of Metcash and all its subsidiaries, taken as a whole, (as stated in the consolidated Metcash balance sheet reported in the half yearly report to the ASX) resulting from any matters, events or circumstances which individually, or when aggregated with any other matters, events or circumstances of a similar kind or category, diminish this sum by at least $50 million; or

(2) any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(A) the business, operations or financial condition (including contingent liabilities) of Metcash and its subsidiaries taken as a whole;

(B) the ability of Metcash to perform its obligations under this agreement; or

(C) the status of any Regulatory Approvals which have been granted and affect the Metcash Schemes; and

(b) in the case of Newco any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

(1) the business, operations or financial condition (including contingent liabilities) of Metcash and its subsidiaries taken as a whole;

(2) the ability of Metcash to perform its obligations under this agreement; or

(3) the status of any Regulatory Approvals which have been granted and affect the Metcash Schemes;

Metcash Board means the board of directors of Metcash from time to time;

Metcash Indemnified Parties means Metcash and its directors and officers;

Metcash Option means options to subscribe for a Metcash Share granted under the Option Plan, individually a **Metcash Option**;

Metcash Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act;

Metcash Option Scheme Consideration *means the consideration to be provided to Scheme Optionholders in accordance with* clause 5.2;

Metcash Option Scheme Meeting means the scheme meeting of Optionholders to consider, and if thought fit approve, the Metcash Option Scheme;

Metcash Schemes mean the Metcash Share Scheme and Metcash Option Scheme;

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and the Scheme Shareholders in the form of Annexure 1, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act;

Metcash Share Scheme Consideration means the consideration to be provided to Scheme Shareholders in accordance with clause 4.2;

Metcash Share Scheme Meeting means the meeting of shareholders (other than Metoz) to consider, and if thought fit approve, the Metcash Share Scheme;

Metcash Shares means fully paid ordinary shares in the capital of Metcash, individually a **Metcash Share**;

Metoz means Metoz Holdings and its wholly owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company or any of them;

Metoz Holdings means Metoz Holdings Limited (a holding company listed on the JSE Securities Exchange South Africa);

Metoz Loan Agreements means the loan agreements under which Metcash will lend the Metoz Offer Amount to Newco in substantially the form set out in Annexure 4;

Metoz Net Liabilities means Metcash's understanding of the net liabilities of Metoz as at the Implementation Date;

Metoz Offer Amount means the aggregate cash sum payable by Newco to Metoz Holdings for on-payment to Metoz Holdings shareholders under the Metoz Scheme plus the sum payable by Newco to Metoz to settle the Metoz Net Liabilities, being the total sum of $1,124,205,879;

Metoz Scheme means the scheme of arrangement which is to be proposed by Newco between Metoz Holdings and its members in terms of Section 311 of the South African Companies Act No.61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz;

Newco Board means the board of directors of Newco from time to time;

Newco Indemnified Parties means Newco and its directors and officers;

Newco Information means information regarding Newco provided by Newco to Metcash in writing for inclusion in the Scheme Booklet;

Newco Option means an option to subscribe for an ordinary share in Newco granted under the Newco Option Plan;

Newco Option Plan means The Newco Project X Limited Employee Option Plan;

Newco Shares means fully paid ordinary shares in Newco to be issued to Metcash Share Scheme Participants under the Metcash Share Scheme;

Option means an option to subscribe for a Share in Metcash granted under the Option Plan;

Optionholder means each Metcash employee who is entered into the Option Register as the holder of Metcash Options from time to time;

Option Plan means the Metcash Employee Option Plan;

Option Register means the Metcash register of Optionholders;



Overseas Shareholder means a Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa, other than Metoz;

Record Date means 5.00pm on 15 April 2005;

Register means the Metcash register of members;

Regulatory Approvals has the meaning given to that term in clause 3.1(a);

Related Body Corporate has the meaning given in section 50 of the Corporations Act;

Resolutions means the resolutions to be put to eligible Shareholders at the Extraordinary General Meeting of Metcash in substantially the form set out the Scheme Booklet and Resolutions means any of them;

Scheme Booklet means the document containing the information described in clause 7.1(a) to be approved by the Court and despatched to the Shareholders and Optionholders;

Scheme Meetings means the Metcash Share Scheme Meeting and the Metcash Option Scheme Meeting;

Scheme Optionholder means each person who is registered in the Option Register as the holder of Options at the Record Date;

Scheme Participants means Scheme Shareholders and Scheme Optionholders;

Scheme Shareholders means each person who is registered in the Register as the holder of Metcash Shares at the Record Date (other than Metoz);

Schemes means the Metcash Schemes and the Metoz Scheme;

Second Court Date means the first day on which an application is made to the Court for an order under Section 411(4)(b) of the Corporations Act approving the Metcash Schemes is heard;

Shareholder means each person who is registered in the Register as the holder of Metcash Shares from time to time (including Metoz);

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a wholly owned subsidiary of Metoz Holdings incorporated in the Netherlands;

Takeover Offer means Metcash's offer to acquire Foodland Associated Limited as announced on 6 December 2004;

Transaction means the Metcash implementation of the Metcash Schemes in accordance with the terms of this agreement; and

Transaction Documents means this agreement and the Scheme Booklet.

1.2 Interpretation

In this agreement, headings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any Government Agency;

(e) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to this agreement, and a reference to this agreement includes any annexure, exhibit and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another Government Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g) a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(h) the word "includes" in any form is not a word of limitation;

(i) a reference to "$" or "dollar" is to Australian currency;

(j) a reference to any time is a reference to that time in Sydney;

(k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this agreement; and

(l) a reference to the Listing Rules includes any variation, consolidation or replacement of these rules and is to be taken to be subject to any waiver or exemption granted to the compliance of those rules by a party.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2 Agreement to propose Metcash Schemes

Metcash agrees to propose the Metcash Share Scheme and Metcash Option Scheme upon and subject to the terms and conditions of this agreement.

3 Conditions precedent and pre-implementation steps

3.1 Conditions precedent to implementation of the Metcash Share Scheme

Subject to this clause 3, the obligations of Newco under clause 4.2 are subject to the satisfaction of each of the following conditions precedent to the extent and in the manner set out in clauses 3.3 and 3.4.

(a) **Regulatory Approvals:** Subject to clause 3.7:

(1) **ASIC and ASX:** before 6.00pm on the day prior to the Second Court Date, ASIC and ASX issue or provide any consents or approvals or do other acts necessary or desirable to implement the Transactions;

(2) **ACCC:** before 6.00pm on the day prior to the Second Court Date, the ACCC takes no action to oppose the Transaction; and

(3) **Government Agencies:** before 6.00pm on the day prior to the Second Court Date, all other approvals of a Governmental Agency which Metcash and Newco agree are necessary or desirable to implement the Metcash Schemes are obtained,

(together **Regulatory Approvals**).

(b) **Scheme Shareholder approval:** before 6.00pm on the day prior to the Second Court Date, Shareholders approve the Metcash Share Scheme at the Metcash Share Scheme Meeting by the requisite majorities under the Corporations Act.

(c) **Resolutions:** before 6.00pm on the day prior to the Second Court Date, Shareholders approve the Resolutions.

(d) **Restraints:** No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Transaction is in effect at 6.00pm on the day before the Second Court Date.

(e) **Material Adverse Change:** No Material Adverse Change occurs between the date of this agreement and 6.00pm on the day prior to the Second Court Date.

(f) **Directors' recommendation:** Between the date of this agreement and the Metcash Share Scheme Meeting or the Metcash Option Scheme Meeting (as relevant), a majority of the directors of Metcash do not change or withdraw their recommendation to:

(1) Shareholders to vote in favour of the Metcash Share Scheme; and

(2) Optionholders to vote in favour of the Metcash Option Scheme.



(g) **Conditional listing:** the Newco Shares to be issued to Metcash Share Scheme Shareholders under the Metcash Share Scheme having, before 6.00pm on the day before the Second Court Date, been approved for admission to the official list of ASX and official quotation on the ASX (subject only to the issue of Newco Shares on implementation of the Metcash Share Scheme and submission of all information required by Appendix 3B of the Listing Rules);

(h) **Court approval of Metcash Share Scheme:** The Court approving the Metcash Share Scheme in accordance with section 411(4)(b) of the Corporations Act;

(i) **Appointment of Metcash nominees:**

(1) the directors of Newco delivering to Newco letters of resignation from their position as directors of Newco;

(2) Metcash delivering to Newco consents to appointment from the nominees of Metcash listed in Schedule 1; and

(3) Newco procuring that a shareholders resolution of Newco is passed approving the appointment of the Metcash nominees and the resignation of the existing directors of Newco,

in each case to take effect immediately following the transfer of the Metcash Shares the subject of the Metcash Share Scheme to Newco;

(j) **No breach of warranty:** There being no breach of the representations and warranties contained in clause 8 as at 6.00pm on the day before the Second Court Date; and

(k) **Advance of Metoz Offer Amount:** Metcash having advanced to Newco the Metoz Offer Amount under the Metoz Loan Agreements in accordance with clause 9.1.

3.2 Conditions precedent to the implementation of the Metcash Option Scheme

Subject to this clause 3, the obligations of Newco under clause 5.2 are subject to the satisfaction of each of the conditions precedent set out in clause 3.1 and the conditions precedent set out in this clause 3.2, to the extent and in the manner set out in clauses 3.3 and 3.4.

(a) **Optionholder approval:** before 6.00pm on the day prior to the Second Court Date, Optionholders approving the Metcash Option Scheme by the requisite majorities under the Corporations Act; and

(b) **Court approval of the Metcash Option Scheme:** The Court approving the Metcash Option Scheme in accordance with section 411(4)(b) of the Corporations Act.

3.3 Best endeavours

(a) Metcash must use its best endeavours to procure that:

(1) each of the conditions precedent in clause 3.1 is satisfied as soon as practicable after the date of this agreement; and

(2) there is no occurrence within the control of Metcash or its subsidiaries that would prevent the conditions precedent in clause 3.1 being satisfied (as the context requires).

(b) Newco must use its best endeavours to procure that the condition precedent in clause 3.1(i) is satisfied as soon as practicable after the date of this agreement.

3.4 Waiver of conditions precedent

(a) The conditions precedent in:

(1) clause 3.1(e) with respect to Metcash; and

(2) clause 3.1(j) with respect only to a breach by Metcash of the warranties contained in clause 8.3

may be waived by Newco in writing with respect to the Metcash Share Scheme and/or the Metcash Option Scheme.

(b) The conditions precedent in:

(1) clauses 3.1(e) with respect to Newco;

(2) clause 3.1(i); and

(3) clause 3.1(j) with respect only to a breach by Newco of the warranties contained in clause 8.1,

may be waived by Metcash in writing with respect to the Metcash Share Scheme and/or the Metcash Option Scheme.

3.5 Pre-implementation steps

Without limiting the general nature of clauses 3.1 to 3.4:

(a) **Regulatory Approvals:** Metcash must:

(1) promptly apply for all relevant Regulatory Approvals and provide to Newco with a copy of all those applications;

(2) take all steps it is responsible for as part of the approval process, including responding to requests for information at the earliest practicable time and taking or agreeing to take any action or agreeing to any limitation; and

(3) provide the other party with all information reasonably requested in connection with the applications for any Regulatory Approval,

but neither party is required to take any action which would require the divestiture of material assets of Metcash or Newco and their subsidiaries.

(b) **Newco Information:** Newco must provide any assistance reasonably requested by Metcash in relation to the provision to Metcash of the Newco Information for inclusion in the Scheme Booklet.

(c) **Preparation of Scheme Booklet:** Metcash must prepare the Scheme Booklet in accordance with all applicable laws and in particular with the Corporations Act, ASIC policy statements and the Listing Rules in consultation with Newco as to the content and presentation of the Scheme Booklet.

(d) **Independent expert's report:** Newco must provide any assistance or information reasonably requested by Metcash or by the independent expert in connection with the preparation of the independent expert's report to be sent together with the Scheme Booklet.

3.6 Consultation on failure of condition precedent

(a) **Consultation:** If any of the conditions precedent in clause 3.1 or clause 3.2 is not satisfied or waived by the date specified in this agreement for its satisfaction, or if the Metcash Schemes are not Effective by the End Date, then the parties will consult in good faith:

(1) with a view to determining whether the Transaction may proceed by way of alternative means or methods; or

(2) to extend the date for satisfaction of the relevant condition precedent or the End Date or to adjourn or change the date of an application to the Court,

and agree a course of action that achieves either (1) or (2) above.

(b) **Termination:** If the parties are unable to reach agreement under clause 3.6(a) within five Business Days after the relevant date, then unless that condition precedent is waived by Metcash as provided in clause 3.4, either party may terminate this agreement without any liability to the other party because of that termination.

3.7 Regulatory approval

For the purposes of clause 3.1(a), a Regulatory Approval will be regarded as having been obtained even though a condition has been attached to that Regulatory Approval, if the parties agree to treat the approval as having been obtained.



4 Metcash Share Scheme

4.1 Metcash Share Scheme

Metcash must propose the Metcash Share Scheme under which all of the Metcash Shares held by Scheme Shareholders will be transferred to Newco and the Scheme Shareholders will be entitled to receive the Metcash Share Scheme Consideration.

4.2 Metcash Share Scheme consideration

Newco covenants in favour of Metcash (in its own right and on behalf of the Scheme Shareholders) that in consideration for the transfer to Newco of each Metcash Share held by a Scheme Shareholder under the terms of the Metcash Share Scheme, Newco will issue to each such Scheme Shareholder (or, in accordance with clause 4.3 of the Metcash Share Scheme, to a nominee on its behalf where such Scheme Shareholder is an Overseas Shareholder) one Newco Share for each Metcash Share Scheme Share held at the Record Date.

5 Metcash Option Scheme

5.1 Metcash Option Scheme

Metcash must propose the Metcash Option Scheme under which all of the Options held by Scheme Optionholders will be cancelled and the Scheme Optionholders will be entitled to receive the Metcash Option Scheme Consideration.

5.2 Metcash Option Scheme consideration

Newco covenants in favour of Metcash (in its own right and on behalf of the Scheme Optionholders) that in consideration for the delivery up and cancellation of an Option held by an Scheme Optionholder under the terms of the Metcash Option Scheme as at the Record Date, Newco will grant or procure the grant to each such Scheme Optionholder of one Newco Option.

6 Termination

6.1 Termination

This agreement may be terminated at any time prior to 6.00pm on the day before the Second Court Date by a party:

(a) if the resolution submitted to the Metcash Share Scheme Meeting is not approved by the requisite majorities;

(b) if the Resolutions are not approved by the requisite majority at the Extraordinary General Meeting;

(c) if, prior to the Second Court Date, a majority of the Metcash Board withdraws its recommendation of the Metcash Schemes or makes a public statement indicating that it no longer supports the Metcash Schemes;

(d) if a Court or Government Agency has taken any action permanently restraining or otherwise prohibiting the Transaction, or has refused to do any thing necessary to permit the Transaction, and the action or refusal has become final and cannot be appealed; or

(e) in accordance with and pursuant to clause 3.6.

6.2 Effect of termination

If this agreement is terminated by either Metcash or Newco under clauses 3 or 6, except to the extent that the termination results from a breach by either party of its obligations under this agreement, this agreement will become void and have no effect, without any liability or obligation on the part of Metcash or Newco, other than the provisions of clauses 8.3, 9.3, 12.1 and 13, which will remain in force after termination.

7 Implementation

7.1 Metcash's obligations

Metcash must take all necessary steps to implement the Metcash Schemes as soon as is reasonably practicable, including without limitation taking each of the following steps:

(a) **Court direction:** apply to the Court for orders directing Metcash to convene the Scheme Meetings;

(b) **Section 411(17)(b) statement:** apply to ASIC for the production of a statement under section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Metcash Schemes;

(c) **Scheme Booklet:** prepare and despatch a Scheme Booklet, in relation to the Metcash Share Scheme and Metcash Option Scheme, to the Scheme Shareholders and the Scheme Optionholders which will:

(1) include the Metcash Schemes;

(2) include a statement that the Metcash Board unanimously recommends to:

(A) the Scheme Shareholders, that the Metcash Share Scheme be approved; and

(B) the Optionholders, that the Metcash Option Scheme be approved;

(3) include notices of meeting and proxy forms;

(4) be updated by all such further or new information which may arise after the Scheme Booklet has been despatched until the date of the Scheme Meetings which is necessary to ensure that it is not misleading or deceptive in any material respect (whether by omission or otherwise);

(d) **Scheme Meetings:** convene the Scheme Meetings in accordance with any orders made by the Court pursuant to section 411(1) of the Corporations Act and seek the approval of Scheme Shareholders and Optionholders for the Schemes;

(e) **Court approval for Metcash Share Scheme:** (subject to all conditions other than Court approval being satisfied or waived) as soon as practicable apply to the Court for orders approving the Metcash Share Scheme as approved by the Scheme Shareholders at the Metcash Share Scheme Meeting;

(f) **Court approval for Metcash Option Scheme:** (subject to all conditions other than Court approval being satisfied or waived) as soon as practicable apply to the Court for orders approving the Metcash Option Scheme as approved by the Optionholders at the Metcash Option Scheme Meeting;

(g) **Lodge copy of Court order:** the Business Day after the Metoz Scheme has become Effective, lodge with ASIC an office copy of the Court order approving such of the Metcash Schemes as are approved by Scheme Participants at the Scheme Meetings; and

(h) **Registration:** register all transfers of Scheme Shares on or as soon as practicable after the Implementation Date.

7.2 Newco obligations

Newco must take all necessary steps to assist Metcash to propose and implement the Metcash Schemes as soon as is reasonably practicable, including without limitation taking each of the following steps:

(a) **Supplementary Information:** Newco must promptly notify Metcash if anything comes to the attention of Newco which indicates that the Scheme Booklet contains any material statement which is false or misleading or indicates that there is a material omission from the Scheme Booklet;

(b) **Deed Poll:** prior to the despatch of the Scheme Booklet, enter into a deed poll in favour of the Scheme Shareholders and the Scheme Optionholders in the form of Annexures 3 and 4 (or such other form as agreed between Metcash and Newco);

(c) **Metcash Share Scheme Consideration:** if the Metcash Share Scheme becomes Effective, allot and issue the Metcash Share Scheme Consideration to the Scheme Shareholders in accordance with the Metcash Share Scheme on the Implementation Date; and



(d) **Metcash Option Scheme Consideration**: if the Metcash Option Scheme becomes Effective, issue and provide the Metcash Option Scheme Consideration to the Scheme Optionholders in accordance with the Metcash Option Scheme on the Implementation Date.

7.3 Appointment of directors

Newco must, prior to the Second Court Date, procure that a shareholder meeting be held at which the conditional appointment of the nominees of Metcash listed in Schedule 1 to this agreement to the Newco Board and the resignation of Newco directors be approved as referred to in clause 3.1(i).

7.4 Variations, alterations and conditions

Metcash may, with the consent of Newco (which cannot be unreasonably withheld), by its counsel or solicitor consent on behalf of all persons concerned to any variations, alterations or conditions to the Metcash Share Scheme or the Metcash Option Scheme which the Court thinks fit to impose.

8 Representations and undertakings

8.1 Newco's representations

Newco represents and warrants to Metcash (in its own right and separately as trustee or nominee for each of the other Metcash Indemnified Parties) that:

(a) Newco is a validly existing corporation registered under the laws of its place of incorporation;

(b) Newco has full corporate power and lawful authority to execute, deliver and perform this agreement;

(c) the execution and delivery of this agreement has been duly authorised by a unanimous resolution of directors of Newco;

(d) Newco has not conducted and it will not conduct prior to the Implementation Date any business nor acquired any material assets or incurred any liabilities since its incorporation; and

(e) Newco has not:

(1) borrowed any money or granted any security; and

(2) will not borrow any money or give any security prior to the Implementation Date;

except in relation to the funding for the Capital Reorganisation and the Takeover Offer.

8.2 Metcash's representations

Metcash represents and warrants to Newco and its directors and officers (in its own right and separately as trustee or nominee for each of the Newco Indemnified Parties) that:

(a) no information (other than the Newco Information and information for which a third party is taking responsibility) contained in the Scheme Booklet, as at the date the Scheme Booklet is despatched to Shareholders, will contain any statement which is materially misleading or deceptive, including by way of omission from that statement;

(b) Metcash is a validly existing corporation registered under the laws of its place of incorporation;

(c) the execution and delivery of this agreement has been properly authorised by all necessary corporate action of Metcash;

(d) Metcash has full corporate power and lawful authority to execute and deliver this agreement and to perform or cause to be performed its obligations under this agreement; and

(e) this agreement does not conflict with or result in the breach of or default under any provision of Metcash's constitution or any material term or provision of any agreement or any writ, order or injunction, judgment, law, rule or regulation to which it is party or subject or by which it is bound.

8.3 Metcash's indemnity

Metcash agrees with Newco (in its own right and separately as trustee or nominee for each of the other Newco Indemnified Parties) to indemnify the Newco Indemnified Parties from any claim, action, damage, loss, liability, cost, expense or payment of whatever nature and however arising which the Newco Indemnified Parties suffer, incur or are liable for arising out of the Capital Reorganisation save in the case of fraud, wilful misconduct or other conduct of Newco against which the Corporations Act prohibits indemnification.

8.4 Survival of representations

Each representation and warranty in clauses 8.1 and 8.3:

(a) is severable;

(b) survives the termination of this agreement; and

(c) is given with the intention that liability under it is not confined to breaches which are discovered before the date of termination of this agreement.

8.5 Survival of indemnities

Each indemnity in this agreement (including those in clauses 8.2 and 8.4):

(a) is severable;

(b) is a continuing obligation;

(c) constitutes a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this agreement; and

(d) survives the termination of this agreement.

9 Metoz Loans

9.1 Availability of Metoz Offer Amount

Metcash shall make available to Newco the Metoz Offer Amount on the terms of the Metoz Loan Agreements for the purposes of Newco discharging its obligations to:

(a) make payment to Metoz Holdings shareholders under the Metoz Scheme; and

(b) make payment to Metoz to allow Metoz to settle the Metoz Net Liabilities.

9.2 Direction to pay

Newco directs Metcash to pay the Metoz Offer Amount advanced pursuant to the Metoz Loan Agreement directly to Metoz:

(a) for on-payment to eligible Metoz shareholders on its behalf under and in accordance with the terms of the Metoz Scheme in consideration for the transfer to Newco of the shares in Metoz Holdings held by such shareholders; and

(b) to allow Metoz to settle the Metoz Net Liabilities.

9.3 Payment of costs and expenses

Metcash agrees to pay, and shall indemnify Newco with respect to, all costs and expenses incurred by Newco in connection with the negotiation, preparation, execution and performance of this agreement and the proposed, attempted or actual implementation of this agreement, the Schemes and the Transaction Documents provided that any amount in excess of $20,000 will require the prior written approval of Metcash.



10 Public announcement

10.1 Announcement of Metcash Scheme

Immediately after the execution of this agreement, Metcash and Newco must issue public announcements including a unanimous recommendation by the directors of Metcash to Shareholders that the Metcash Schemes be approved (subject to no higher offer being made for all Metcash Shares).

10.2 Public announcement and submissions

(a) No public announcement in connection with any Transaction Document or the Metcash Schemes may be made other than in a form approved by both parties.

(b) No submission for any Regulatory Approval under this agreement may be made by one party without reasonable consultation with the other party.

(c) Each party must use all reasonable endeavours to provide the approval and constructively participate in the consultation contemplated by clauses 10.2(a) and (b) as soon as practicable.

10.3 Required disclosure

If a party is required by law or the Listing Rules to make any announcement or disclosure relating to matter the subject of a Transaction Document, it may do so only after it has given the other party at least 3 Business Days notice (or any lesser period of notice required or permitted by the effect of a legal obligation), but in any event prior notice must be given to the other party and the party must consult to the fullest extent possible with the other party regarding the form and content of the announcement or disclosure.

11 Conduct of Court proceedings

(a) Metcash and Newco are entitled to separate representation at all Court proceedings affecting the Transaction.

(b) This agreement does not give Metcash or Newco any right or power to give undertakings to the Court for or on behalf of the other party without that party's consent.

(c) Metcash and Newco must give all undertakings to the Court in all Court proceedings which are reasonably required to obtain Court approval and confirmation of the Transaction as contemplated by this agreement.

12 Duty and taxes

12.1 Stamp duty

Metcash must:

(a) pay all taxes, stamp duties and any fines and penalties with respect to such taxes or stamp duty in respect of this agreement or the Metcash Schemes or the steps to be taken under this agreement or the Metcash Schemes; and

(b) indemnify Newco against any liability arising from failure to comply with clause 12.1(a).

13 General

13.1 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

(c) Each party acknowledges and confirms that clauses 13.1(a) and (b) do not prejudice any rights a party may have in relation to information which has been filed by the other party with the ASIC or ASX.

13.2 No merger

The rights and obligations of the parties do not merge on completion of the Transaction. They survive the execution and delivery of any assignment or other document entered into for the purpose of implementing the Transaction.

13.3 Consents

Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

13.4 Notices

Any communication under or in connection with this agreement:

(a) must be in writing;

(b) must be addressed as shown below:

Metcash

Address:	4 Newington Road Silverwater, NSW, 2128
Fax no:	+61 2 9741 3027
For the attention of:	The Company Secretary

Newco

Address:	c/o Deutsche Bank AG Level 18, 225 George Street Sydney, NSW, 2000
Fax no:	+61 2 9258 1400
For the attention of:	The Company Secretary

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or by a person duly authorised by that party;

(d) must be delivered or posted by prepaid post to the address, or sent by fax to the number, of the addressee, in accordance with clause 13.4(b); and

(e) is regarded as received by the addressee:

(1) if sent by prepaid post, on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(2) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(3) if delivered by hand, on delivery at the address of the addressee as provided in clause 13.4(b), unless delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.



13.5 Governing law and jurisdiction

(a) This agreement is governed by the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and courts competent to hear appeals from those courts.

13.6 Waivers

(a) Failure to exercise or enforce, a delay in exercising or enforcing, or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party does not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement, of that or any other right, power or remedy provided by law or under this agreement.

(b) Any waiver or consent given by any party under this agreement is only effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this agreement operates as a waiver of another breach of that term or of a breach of any other term of this agreement.

13.7 Variation

This agreement may only be varied by a document signed by or on behalf of each of the parties.

13.8 Assignment

A party may not assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of the other party.

13.9 Further action

Each party will do all things and execute all further documents necessary to give full effect to this agreement.

13.10 Entire agreement

This agreement supersedes all previous agreements in respect of its subject matter and embodies the entire agreement between the parties.

13.11 Counterparts

(a) This agreement may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

A party may execute this agreement by signing any counterpart.

Schedule 1 – Metcash nominees

Carlos S dos Santos

A.E. (Ted) Harris, AC

Andrew Reitzer

Peter L Barnes

Bernard J Hale

Michael Jablonski

Edwin Jankelowitz

Lou Jardin

Richard A Longes

V Dudley Rubin

Michael Wesslink

Executed as an agreement:

Signed by
The Newco Project X Limited by:

______________________	______________________
Director/Secretary	Director
______________________	______________________
Name (please print)	Name (please print)

Signed by
Metcash Trading Limited by:

______________________	______________________
Director/Secretary	Director
______________________	______________________
Name (please print)	Name (please print)



Annexure 1 - Metcash Share Scheme

Please see form set out in Section 20 of this Scheme Booklet.

Annexure 2 - Metcash Option Scheme

Please see form set out in Section 21 of this Scheme Booklet.

Annexure 3 - Deed Poll in favour of Scheme Shareholders and Scheme Optionholders

Please see form set out in Section 22 of this Scheme Booklet.

Annexure 4 - Metoz Loan Agreements

Please see forms set out in Annexure B to this Scheme Booklet.

20 Metcash Share Scheme of Arrangement

This Metcash Share Scheme of Arrangement

is made under Section 411 of the Corporations Act 2001 between the following parties:

1 **Metcash Trading Limited**
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW, 2138
(Metcash)

2 The holders of fully paid ordinary shares in Metcash (other than Soetensteeg)

1 Definitions and interpretation

1.1 Definitions

In this Metcash Share Scheme:

ASIC means the Australian Securities and Investments Commission;

ASX means the Australian Stock Exchange Limited (ACN 008 624 691);

Business Day means a weekday on which trading banks are open for business generally in Sydney, excluding any Saturday, Sunday and public holiday;

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd;

Company Secretary means the company secretary of Metcash;

Corporations Act means the Corporations Act 2001 (Cth);

Court means a court of competent jurisdiction under the Corporations Act;

Deed Poll means the deed poll dated 11 February 2005 executed by Newco under which Newco covenants in favour of the Scheme Shareholders to perform its obligations under the Implementation Agreement;

Effective when used in relation to:

(a) the Metcash Schemes, means the coming into effect, under Section 411(10) of the Corporations Act, of the Court order made under Section 411(4)(b) in relation to the Metcash Option Scheme; and

(b) the Metoz Scheme, means the coming into effect under Section 311 of the Companies Act No. 61 of 1973 (South Africa).

Effective Date means the date on which the Metcash Share Scheme becomes Effective;

End Date has the meaning given to it in the Implementation Agreement;

Implementation Agreement means the implementation agreement dated 3 February 2005 between Metcash and Newco relating to the implementation of the Metcash Share Scheme;

Implementation Date means one Business Day following the Record Date;

Metcash Board means the board of directors of Metcash;

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Shareholders in the form of Annexure 1, subject to any alterations or conditions made or required by the Court pursuant to section 411(b) of the Corporations Act;



Metcash Share Scheme Consideration means one Newco Share in respect of each Metcash Share held by Scheme Shareholders as at the Record Date;

Metcash Share Scheme Meeting means the meeting of Scheme Shareholders ordered by the Court to be convened under Section 411(1) of the Corporations Act;

Metcash Share Scheme Transfer means, for each Scheme Shareholder, a duly completed and executed instrument of transfer of the Shares for the purposes of Section 1071B of the Corporations Act, which may be a master transfer of all the Shares;

Metoz Holdings means Metoz Holdings Limited (a company incorporated in South Africa and listed on the Johannesburg Stock Exchange);

Metoz Scheme means the scheme of arrangement which is to be proposed by Newco between Metoz Holdings and its members in terms of Section 311 of the South African Companies Act No.61 of 1973 which would, if approved, result in Newco acquiring the entire issued share capital of Metoz;

Newco means The Newco Project X Limited (ACN 112 073 480);

Newco Register means the Newco register of members;

Newco Shares means fully paid ordinary shares in Newco to be issued to Scheme Shareholders under the Metcash Share Scheme;

Overseas Shareholder means a Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa;

Record Date means 5.00pm on 15 April 2005;

Register means the Metcash register of members;

Registered Address means, in relation to a Scheme Shareholder, the address shown in the Register;

Scheme Shareholder means each Shareholder as at the Record Date (other than Soetensteeg);

Second Court Date means the first day on which an application is made to the Court for an order under Section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme is heard by the Court;

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to Section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme;

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands and which is a wholly owned subsidiary of Metoz Holdings;

Share means a fully paid ordinary share in Metcash;

Shareholder means each person who is registered in the Register as the holder of Shares as at 5.00pm on the Record Date;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under Section 411(6) of the Corporations Act;

1.2 Interpretation

In this Metcash Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Metcash Share Scheme have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

(e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Metcash Share Scheme, and a reference to this Metcash Share Scheme includes any annexure and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g) a reference to any document (including this Metcash Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h) the word "includes" in any form is not a word of limitation;

(i) a reference to "$" or "dollar" is to Australian currency;

(j) a reference to any time is a reference to that time in Sydney; and

(k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Metcash Share Scheme.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2 Preliminary

(a) Metcash is a public company registered in New South Wales and is a company limited by shares.

(b) As at 12 January 2005, 736,898,998 Shares were on issue.

(c) Newco is a company registered in New South Wales and is a company limited by shares.

(d) If the Metcash Share Scheme becomes Effective:

(1) in consideration of the transfer of each Share held by the Scheme Shareholders to Newco, Newco will issue the Metcash Share Scheme Consideration to Scheme Shareholders for their Shares in accordance with the terms of this Metcash Share Scheme;

(2) all Shares held by the Scheme Shareholders will be transferred to Newco;

(3) Metcash will enter the name of Newco in the Register in respect of all Shares transferred to Newco in accordance with the terms of this Metcash Share Scheme;

(e) Newco has executed the Deed Poll in favour of Scheme Shareholders pursuant to which it has covenanted to pay the Metcash Share Scheme Consideration in accordance with the terms of the Deed Poll.

3 Conditions

(a) The Metcash Share Scheme is conditional on all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived (as amended (if relevant) in accordance with clause 3.6 of the Implementation Agreement) in accordance with their terms by 6.00pm on the day before the Second Court Date (or such later date or time as is agreed by the parties under section 3.6 of the Implementation Agreement).

(b) Metcash and Newco will provide to the Court at the Second Court Hearing a certificate confirming whether or not all conditions precedent in the Implementation Agreement have been satisfied or waived.

(c) The Metcash Share Scheme is also conditional on the Metoz Scheme becoming Effective.

(d) The satisfaction of clauses 3(a) and 3(c) is a condition precedent to the operation of clause 4.

(e) The Metcash Share Scheme will lapse and be of no further force or effect:

(1) if the Metoz Scheme does not become Effective by 30 April 2005; or

(2) if the Effective Date does not occur on or before the End Date or such later date as Metcash and Newco may agree in writing.



4 The Metcash Share Scheme

4.1 Lodgement of Court orders with ASIC

Metcash will lodge with ASIC, pursuant to Section 411(10) of the Corporations Act, an office copy of the Court order made under section 411(4)(b) of the Corporations Act approving the Metcash Share Scheme by 5.00pm on the first Business Day after the day on which the Metoz Scheme becomes Effective.

4.2 Transfer and registration of Shares

Subject to clause 4.3, on the Implementation Date following the receipt by Newco of a printout of the register of members of Metoz Holdings showing Newco as the holder of all the issued shares in Metoz Holdings:

(a) the Shares held by the Scheme Shareholders, together with all rights and entitlements attaching to the Shares as at the Implementation Date, will be transferred to Newco without the need for any further act by any Scheme Shareholder (other than acts performed by Metcash as attorney and agent for Scheme Shareholders under clause 7);

(b) Metcash will procure that Newco will deliver to Metcash a duly completed, executed (by Newco as transferee) and stamped Metcash Share Scheme Transfer for registration;

(c) Metcash will procure that Newco will issue the Metcash Share Scheme Consideration to each Scheme Shareholder for their Shares in accordance with the Metcash Share Scheme; and

(d) after the duly completed and executed Metcash Share Scheme Transfer is received by Metcash, Metcash will, subject to Newco issuing the Metcash Share Scheme Consideration as contemplated in clause 4.2(c), enter the name of Newco in the Register in respect of all Shares the subject of the Metcash Share Scheme Transfer.

4.3 Overseas Shareholders

Unless Newco is satisfied that the laws of an Overseas Shareholder's place of residence or registered address as shown in the Register do not prevent the issue and allotment of Newco Shares to that Overseas Shareholder, Newco shall be under no obligation to issue and allot Newco Shares to any Overseas Shareholder. Newco will instead issue and allot the Newco Shares in respect of each such Overseas Shareholder to a nominee appointed by Newco. The nominee will:

(a) as soon as reasonably practicable, sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.3; and

(b) account to each Overseas Shareholder for the net proceeds of the sale of the Newco Shares allotted in respect of that Overseas Shareholder (after deduction of any applicable brokerage, taxes and charges),

in full satisfaction of the Overseas Shareholder's rights to receive the Newco Shares. The nominee will sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.3 on a market conducted by the ASX at such a time as it in its discretion determines. Neither Newco nor the nominee will be subject to any liability for failure to sell such Newco Shares at any particular price.

4.4 Agreement to transfer

The Scheme Shareholders agree to the transfer of their Shares (together with all rights and entitlements attaching to their Shares) in accordance with this Metcash Share Scheme.

4.5 Warranties by Scheme Shareholders

Each Scheme Shareholder is deemed to have warranted to Newco and Metcash that all their Shares (including any rights attaching to those shares) which are transferred to Newco under this Metcash Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Metcash Shares together with any rights attaching to those shares.

4.6 Beneficial entitlement to Shares

Newco will be beneficially entitled to the Shares transferred to it under the Metcash Share Scheme pending registration by Metcash of Newco in the Register as the holder of the Shares.

4.7 Appointment of sole proxy

Upon the Metcash Share Scheme becoming Effective and until Metcash registers Newco as the holder of all Shares transferred by Scheme Shareholders in the Register, each Scheme Shareholder:

(a) is deemed to have appointed Newco as attorney and agent (and directed Newco in such capacity to appoint the Chairman of Newco as its sole proxy and, where applicable, corporate representative) to attend shareholders' meetings, exercise the votes attaching to the Shares registered in their name and sign any shareholders' resolution, and no Scheme Shareholder may itself attend or vote at any of those meetings or sign any resolution, whether in person, by proxy or by corporate representative (other than pursuant to this clause 4.7(a)); and

(b) must take all other actions in the capacity of a registered holder of Shares as Newco reasonably directs.

Metcash will procure that it will obtain an undertaking from Newco that it will appoint the Chairman of Newco as that Scheme Shareholder's proxy or, where applicable, corporate representative in accordance with clause 4.7(a).

5 Newco Shares issued as Metcash Share Scheme Consideration

5.1 Provision of Metcash Share Scheme Consideration

The obligation of Newco to provide each Scheme Shareholder with the Metcash Share Scheme Consideration shall be satisfied by:

(a) issuing and allotting the Metcash Share Scheme Consideration to each Scheme Shareholder, or to the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, in respect of each Share registered in the name of that Scheme Shareholder in the Register at the Record Date;

(b) on the Implementation Date, entering the name of each Scheme Shareholder, or the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, on the Newco Register; and

(c) no later than seven Business Days after the Implementation Date, despatching or procuring the despatch to each Scheme Shareholder, or to the nominee in accordance with clause 4.3 with respect to an Overseas Shareholder, by pre-paid post to his or her Registered Address at the Record Date, an uncertified holding statement in the name of that Scheme Shareholder in accordance with this Metcash Share Scheme. In the case of joint holders of Shares, uncertified holding statements shall be issued in the name of and forwarded to the holder whose name appears first in the Register on the Record Date.

5.2 Newco Shares

(a) All Newco Shares issued pursuant to the Metcash Share Scheme will be issued on the terms set out in Newco's constitution, credited as fully paid and will rank equally in all respects with other Newco Shares issued at the Effective Date.

(b) Metcash will procure that Newco will, before the Second Court Date, obtain confirmation from ASX that, as from the Business Day following the Effective Date, the Newco Shares comprising the Metcash Share Scheme Consideration will be listed for quotation on the official list of ASX, initially on a deferred settlement basis and thereafter on an ordinary settlement basis.

(c) Metcash will procure that Newco will take all steps necessary or expedient to ensure that the Newco Shares comprising the Metcash Share Scheme Consideration will be listed for quotation on the official list of ASX.



6 Dealings in Metcash Shares

6.1 Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Shares by the Record Date; and

(b) in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

6.2 Metcash Register

(a) Metcash must register registrable transmission applications or transfers of Shares received in accordance with clause 6.1(b) on or before the Record Date.

(b) Metcash will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Shares received after the Record Date (except a transfer by Newco pursuant to this Metcash Share Scheme and any subsequent transfer by Newco or its successors in title).

(c) For the purpose of determining entitlements to the Metcash Share Scheme Consideration, Metcash must maintain the Register in accordance with the foregoing provisions of this clause 6 until the Metcash Share Scheme Consideration has been provided to the Scheme Shareholders. The Register in this form will solely determine entitlements to the Metcash Share Scheme Consideration.

(d) Any statements of holding for Shares will cease to have effect after the Record Date as documents of title in respect of those shares (other than entries in respect of Newco or its successors in title). After the Record Date, each entry in the Register as at the Record Date (other than entries in respect of Newco or its successors in title) will cease to have any effect, except as evidence of entitlement under the Metcash Share Scheme Consideration.

6.3 Quotation of Metcash Shares

(a) It is expected that suspension of trading on ASX in Shares will occur from the close of trading on the day on which Metcash notifies ASX that the Court order approving the Metcash Share Scheme has been lodged with ASIC in accordance with clause 4.1.

(b) Provided that the Metcash Share Scheme has been fully implemented in accordance with its terms, Metcash will apply for termination of the official quotation of Shares on ASX after the Implementation Date.

7 Power of attorney

Upon the Metcash Share Scheme becoming Effective, each Scheme Shareholder, without the need for any further act by each Scheme Shareholder, irrevocably appoints Metcash and each of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary or expedient to give effect to this Metcash Share Scheme including, without limitation:

(a) the Metcash Share Scheme Transfer; and

(b) any instrument appointing Newco as sole proxy for or, where applicable, corporate representative of each Scheme Shareholder as contemplated by clause 4.7.

8 General Metcash Share Scheme provisions

8.1 Further action by Metcash

Metcash will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Metcash Share Scheme.

8.2 Authority and acknowledgment

Each Scheme Shareholder consents to Metcash doing all things necessary or expedient for or incidental to the implementation of this Metcash Share Scheme.

8.4 Stamp duty

Metcash will pay all stamp duties and any related fines, penalties and other costs in respect of the Metcash Share Scheme (including, without limitation, in connection with the transfer of Shares to Newco in accordance with the terms of this Metcash Share Scheme).

8.5 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Metcash Share Scheme is sent by post to Metcash, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Metcash's registered office or at the office of the registrar of Shares.

8.6 Governing law

This Metcash Share Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.



21 Metcash Option Scheme of Arrangement

This Metcash Option Scheme of arrangement

is made under Section 411 of the Corporations Act 2001 between the following parties:

1 **Metcash Trading Limited**
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW, 2138
(Metcash)

2 The holders of options in Metcash

1 Definitions and interpretation

1.1 Definitions

In this Metcash Option Scheme:

ASIC means the Australian Securities and Investments Commission;

Business Day means a weekday on which trading banks are open for business generally in Sydney, excluding any Saturday, Sunday and public holiday;

Corporations Act means the Corporations Act 2001 (Cth);

Court means a court of competent jurisdiction under the Corporations Act;

Deed Poll means the deed poll dated 11 February 2005 executed by Newco under which Newco covenants in favour of the Scheme Optionholders to perform its obligations under the Implementation Agreement;

Effective when used in relation to:

(a) the Metcash Schemes, means the coming into effect, under Section 411(10) of the Corporations Act, of the Court order made under Section 411(4)(b) in relation to the Metcash Option Scheme; and

(b) the Metoz Scheme, the coming into effect under Section 311 of the Companies Act No. 61 of 1973 (South Africa);

Effective Date means the date on which the Metcash Option Scheme becomes Effective;

End Date has the meaning given to it in the Implementation Agreement;

Implementation Agreement means the implementation agreement dated 3 February 2005 between Metcash and Newco relating to the implementation of the Metcash Option Scheme;

Implementation Date means the date one Business Day following the Record Date;

Metcash Option Scheme means this scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options, as described in this Scheme Booklet, subject to any alteration or condition made or required by the Court pursuant to Section 411(6) of the Corporations Act;

Metcash Option Scheme Consideration means one Newco Option in respect of each Option held by Scheme Optionholders as at the Record Date;

Metcash Option Scheme Meeting means the meeting of Scheme Shareholders ordered by the Court to be convened under Section 411(1) of the Corporations Act;

Metcash Options mean options to subscribe for a Metcash Share granted under the Option Plan;

Metcash Shares mean fully paid ordinary shares in the capital of Metcash;

Metoz Holdings means Metoz Holdings Limited (a company incorporated in South Africa and listed on the Johannesburg Stock Exchange);

Metoz means Metoz Holdings and its wholly owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company, or any of them;

Metoz Scheme means the scheme of arrangement which is to be proposed by Newco between Metoz Holdings and its members in terms of Section 311 of the South African Companies Act No.61 of 1973 which would, if approved, result in Newco acquiring the entire issued share capital of Metoz;

Newco means The Newco Project X Limited (ACN 112 073 480);

Newco Option means an option to subscribe for an ordinary share in Newco granted under the Newco Option Plan;

Newco Option Plan means The Newco Project X Limited Employee Option Plan;

Newco Option Register means the Newco register of optionholders;

Non-Metoz Shareholder means a Shareholder other than Metoz Holdings or its wholly owned subsidiaries;

Optionholder means each Metcash employee who is entered into the Option Register as the holder of Metcash Options from time to time;

Option Plan means the Metcash Trading Limited Employee Option Plan;

Option Register means Metcash's register of optionholders;

Record Date means 5.00pm on 15 April 2005;

Register means the Metcash register of members;

Registered Address means, in relation to a Scheme Optionholder, the address shown in the Option Register;

Scheme Optionholder means each Optionholder as at the Record Date;

Second Court Date means the first day on which an application made to the Court for an order under Section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme is heard by the Court;

Second Court Hearing means the hearing of the application made to the Court for an order pursuant to Section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme;

Shareholder means each person who is registered in the Register as the holder of Metcash Shares from time to time (including Soetensteeg); and

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly owned subsidiary of Metoz Holdings.

1.2 Interpretation

In this Metcash Option Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this Metcash Option Scheme have a corresponding meaning;

(d) a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;



(e) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Metcash Option Scheme, and a reference to this Metcash Option Scheme includes any annexure and schedule;

(f) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

(g) a reference to any document (including this Metcash Option Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h) the word "includes" in any form is not a word of limitation;

(i) a reference to "$" or "dollar" is to Australian currency;

(j) a reference to any time is a reference to that time in Sydney; and

(k) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Metcash Option Scheme.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

2 Preliminary

(a) Metcash is a public company registered in New South Wales and is a company limited by shares.

(b) Newco is a company registered in New South Wales and is a company limited by shares.

(c) If the Metcash Option Scheme becomes Effective:

(1) all Metcash Options held by the Scheme Optionholders will be cancelled without the need for any further act by any Scheme Optionholder;

(2) in consideration for the Scheme Optionholders agreeing to that cancellation, Newco will issue one Newco Option to each Scheme Optionholder for each Metcash Option held by such Scheme Optionholder as at the Record Date (in accordance with the terms of this Metcash Option Scheme);

(3) Newco will enter the name of each Scheme Optionholder in its register of option holders in accordance with the terms of this Metcash Option Scheme;

(d) Newco has executed the Deed Poll in favour of Scheme Optionholders pursuant to which it has covenanted to issue the Metcash Option Scheme Consideration in accordance with the terms of the Deed Poll.

3 Conditions

(a) The Metcash Option Scheme is conditional on all the conditions in clause 3.2 of the Implementation Agreement having been satisfied or waived (as amended (if relevant) in accordance with clause 3.6 of the Implementation Agreement) in accordance with their terms by 6.00pm on the day before the Second Court Date (or such later date or time as is agreed by the parties under section 3.6 of the Implementation Agreement).

(b) Metcash and Newco will provide to the Court at the Second Court Hearing a certificate confirming whether or not all conditions precedent in the Implementation Agreement have been satisfied or waived.

(c) The Metcash Option Scheme is also conditional on the Metoz Scheme becoming Effective.

(d) The satisfaction of clauses 3(a) and 3(c) is a condition precedent to the operation of clause 4.

(e) The Metcash Option Scheme will lapse and be of no further force or effect:

(1) if the Metoz Scheme does not become Effective by 30 April 2005; or

(2) the Effective Date does not occur on or before the End Date or such later date as Metcash and Newco may agree in writing.

4 The Metcash Option Scheme

4.1 Lodgement of Court orders with ASIC

Metcash will lodge with ASIC, pursuant to Section 411(10) of the Corporations Act, an office copy of the Court order made under section 411(4)(b) of the Corporations Act approving the Metcash Option Scheme by 5.00pm on the first Business Day after the day on which the Metoz Scheme becomes Effective.

4.2 Agreement to cancellation

The Scheme Optionholders agree to the cancellation of their Metcash Options (together with all rights and entitlements attaching to their Metcash Options) by this Metcash Option Scheme.

4.3 Waiver of accelerated exercise rights

The Scheme Optionholders agree that the approval of the Metcash Share Scheme by Scheme Shareholders will not be deemed to be an event under clause 5.10 of the Rules of the Option Plan allowing the immediate exercise by Optionholders of their Metcash Options. Accordingly, Scheme Optionholders agree to waive all and any rights to exercise their Metcash Options pursuant to such clause.

5 Metcash Option Scheme Consideration

5.1 Provision of Metcash Option Scheme Consideration

The obligation of Newco to provide each Scheme Optionholder with the Metcash Option Scheme Consideration shall be satisfied by:

(a) issuing the Metcash Option Scheme Consideration to each Scheme Optionholder, in respect of each Option registered in the name of that Scheme Optionholder in the Option Register at the Record Date;

(b) on the Implementation Date, entering the name of each Scheme Optionholder on the Newco Option Register; and

(c) no later than seven Business Days after the Implementation Date, despatching or procuring the despatch to each Scheme Optionholder by pre-paid post to his or her Registered Address at the Record Date, a certificate representing the Newco Option in the name of that Scheme Optionholder in accordance with this Metcash Option Scheme.

5.2 Newco Options

All Newco Options issued pursuant to the Metcash Option Scheme will:

(a) be issued on the terms and conditions set out in the Rules of the Newco Option Plan;

(b) have an exercise price equal to the exercise price per Metcash Option of the Metcash Option which it replaces as adjusted in accordance with the formula set out in the schedule to this Scheme; and

(c) have an exercise period equal to the unexpired exercise period of the Metcash Options which it replaces.

6 Exercise of Metcash Options

(a) Metcash will issue Metcash Shares in accordance with a valid exercise of a Metcash Option which is received on or before 12.00 noon on the Business Day prior to the Record Date.

(b) Metcash will not accept for registration or recognise for any purpose any exercise of a Metcash Option received after 12.00 noon on the Business Day before the Record Date and, after such time, the Metcash Option shall not be capable of exercise notwithstanding any terms on which such Metcash Option was granted.



(c) For the purpose of determining entitlements to the Metcash Option Scheme Consideration, Metcash must maintain the Option Register in accordance with the foregoing provisions of this clause 6 until the Metcash Option Scheme Consideration has been provided to the Scheme Optionholders. The Option Register in this form will solely determine entitlements to the Metcash Option Scheme Consideration.

(d) After the Record Date, each entry in the Option Register as at the Record Date (other than entries in respect of Newco or its successors in title) will cease to have any effect, except as evidence of entitlement under the Metcash Option Scheme Consideration.

7 General Metcash Option Scheme provisions

7.1 Further action by Metcash

Metcash will execute all documents and do all things necessary or expedient to implement, and perform its obligations under, this Metcash Option Scheme.

7.2 Authority and acknowledgment

Each Scheme Optionholder consents to Metcash doing all things necessary or expedient for or incidental to the implementation of this Metcash Option Scheme.

7.4 Stamp duty

Metcash will pay all stamp duties and any related fines, penalties and other costs in respect of the Metcash Option Scheme (including, without limitation, in connection with the issue of Newco Options to Scheme Optionholders in accordance with the terms of this Metcash Option Scheme).

7.5 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Metcash Option Scheme is sent by post to Metcash, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Metcash's registered office or at the office of the registrar of options.

7.6 Governing law

This Metcash Option Scheme is governed by the laws of New South Wales. The parties irrevocably submit to the non-exclusive jurisdiction of the courts in New South Wales and the courts competent to determine appeals from those courts.

Schedule
Formula for adjustment of exercise price

Upon the Metcash Option Scheme becoming Effective, the exercise price of each Metcash Option (and consequently each Newco Option issued pursuant to the Metcash Option Scheme) shall be adjusted in accordance with the following formula:

$O' = O - E(P_{VWAP\ PRE} - P_{VWAP\ Ex})$

where:

$O'=$	the new exercise price of the Metcash Option.
$O =$	the old exercise price of the Metcash Option.
$E =$	the number of Metcash Shares into which one Metcash Option is exercisable.
$P_{VWAP\ PRE} =$	the average "market price" (as that term is defined in the Listing Rules) per Metcash Share (weighted by reference to volume) during the 5 trading days ending immediately prior to ex-rights date under the ASX Listing Rules.
$P_{VWAP\ Ex} =$	the average 'market price' (as that term is defined in the Listing Rules) per Metcash Share (weighted by reference to volume) during the 5 trading days including and immediately after ex-rights date under the ASX Listing Rules.



22 Metcash Schemes Deed Poll

This Metcash Schemes deed poll

is made on 11 February 2005

by **The Newco Project X Limited**
ABN 32 112 073 480
c/o Deutsche Bank, Level 18, 225 George Street, Sydney, NSW 2000
(**Newco**)

in favour of Each holder of ordinary shares (other than Soetensteeg)
as at the Record Date in
Metcash Trading Limited (Metcash)
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW 2138 (**Scheme Shareholders**)
and
each holder of options as at the Record Date in Metcash (**Scheme Optionholders**)

Recitals

A. Metcash's directors consider that it is in Metcash's interests that Scheme Shareholders and Scheme Optionholders be given the opportunity to consider and, if they think fit, approve the Metcash Schemes.

B. Accordingly, the directors of Metcash have resolved that Metcash should propose the Metcash Schemes.

C. The effect of the Metcash Schemes will be that:

(1) the Shares held by Scheme Shareholders as at the Record Date will be transferred to Newco in consideration for the issue of shares by Newco to such Scheme Shareholders; and

(2) the Options held by Scheme Optionholders as at the Record Date will be cancelled in consideration for the issue by Newco of options to such Scheme Optionholders.

D. On 3 February 2005, Metcash and Newco entered into the Implementation Agreement.

E. In the Implementation Agreement, Newco agreed amongst other things to take all necessary steps to assist Metcash to implement the Metcash Schemes, to issue and provide the Metcash Share Scheme Consideration and Metcash Option Scheme Consideration and to promptly do all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to Newco) required by law or reasonably requested by Metcash to give effect to the Implementation Agreement and the Metcash Schemes.

F. Newco is entering into this deed poll for the purpose of covenanting in favour of Scheme Shareholders and Scheme Optionholders to perform its obligations under the Implementation Agreement.

This deed poll provides

1 Definitions and interpretation

1.1 Definitions

In this deed poll (including the Recitals), unless the context otherwise requires:

Metcash Share Scheme means the proposed scheme of arrangement between Metcash and Scheme Shareholders substantially in the form of Annexure 1 to the Implementation Agreement with any alterations or additional conditions made pursuant to Section 411(6) of the Corporations Act;

Metcash Option Scheme means the proposed scheme of arrangement between Metcash and Scheme Optionholders substantially in the form of Annexure 2 to the Implementation Agreement without alterations or additional conditions made pursuant to Section 411(6) of the Corporations Act;

Metcash Schemes means the Metcash Share Scheme and the Metcash Option Scheme;
and save where defined in this deed or where the context otherwise requires, words and phrases used in this deed poll have the same meaning as given to them in the Metcash Share Scheme and Metcash Option Scheme combined.

1.2 Interpretation

In this deed poll headings and bold type are for convenience only and do not affect the interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) a reference to any document (including this deed poll) is to that document as varied, novated, ratified or replaced; and

(c) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4 Nature of deed poll

Newco acknowledges that this deed poll may be relied on and enforced by any Scheme Shareholder or Scheme Optionholder in accordance with its terms even though they are not parties to it.

2 Conditions

2.1 Conditions

Newco's obligations under clause 4 are subject to the Metcash Schemes becoming Effective.

2.2 Termination

Newco's obligations under this deed poll terminate:

(a) if the conditions in clause 2.1 of this deed poll are not satisfied or waived in writing by Newco on or before the End Date; or

(b) automatically on the termination of the Implementation Agreement,

unless Newco and Metcash otherwise agree.

2.3 Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to it:

(a) Newco is released from its obligations to further perform this deed poll except those obligations under clause 7.1; and

(b) Scheme Shareholders and Scheme Optionholders retain the rights they have against Newco in respect of any breach of this deed poll which occurs before it is terminated.



3 Performance of obligations generally

Newco will comply with its obligations under Sections 4.2 and 5.2 of the Implementation Agreement and will do all things necessary or expedient on its part to implement the Metcash Schemes.

4 Provision of Metcash Schemes Consideration

4.1 Metcash Share Scheme

(a) Subject to clause 2.1 and clause 4.1(c), in consideration of the transfer of Shares held by Scheme Shareholders to Newco, Newco shall, in accordance with the terms of the Metcash Share Scheme:

(1) issue and allot the Metcash Share Scheme Consideration to each Scheme Shareholder in respect of each Share registered in the name of that Scheme Shareholder in the Register at the Record Date;

(2) on the Implementation Date, enter the name of each Scheme Shareholder on the Newco Register; and

(b) no later than seven Business Days after the Implementation Date, despatch or procure the despatch to each Scheme Shareholder (or the nominee in the case of Overseas Shareholders) by pre-paid post to his or her address recorded in the Register at the Record Date, an uncertified holding statement in the name of that Scheme Shareholder. In the case of joint holders of shares, uncertified holding statements shall be issued in the name of and forwarded to the holder whose name appears first in the Register on the Record Date.

(c) Unless Newco is satisfied that the laws of an Overseas Shareholder's place of residence or registered address as shown in the Register do not prevent the issue and allotment of Newco Shares to that Overseas Shareholder, Newco shall be under no obligation to issue and allot Newco Shares to any Overseas Shareholder. Newco will instead issue and allot the Newco Shares in respect of each such Overseas Shareholder to a nominee appointed by Newco. The nominee will:

(1) as soon as reasonably practicable, sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.1(c); and

(2) account to each Overseas Shareholder for the net proceeds of the sale of the Newco Shares allotted in respect of that Overseas Shareholder (after deduction of any applicable brokerage and other taxes and charges),in full satisfaction of the Overseas Shareholder's rights to receive the Newco Shares. The nominee will sell the Newco Shares issued and allotted to the nominee pursuant to this clause 4.1(c) on a market conducted by the ASX at such a time as it in its discretion determines. Neither Newco nor the nominee will be subject to any liability for failure to sell such Newco Shares at any particular price.

4.2 Metcash Option Scheme

(a) Subject to clause 2.1 in consideration of the cancellation of Options held by Scheme Optionholders, Newco shall, in accordance with the terms of the Metcash Option Scheme:

(1) issue the Metcash Option Scheme Consideration to each Scheme Optionholder in respect of each Option registered in the name of that Scheme Optionholder in the Option Register at the Record Date;

(2) on the Implementation Date, enter the name of each Scheme Optionholder on the Newco Option Register; and

(b) No later than seven Business Days after the Implementation Date, despatch or procure the despatch to each Scheme Optionholder by pre-paid post to his or her address recorded in the Option Register at the Record Date, a certificate representing the Newco Option in the name of that Scheme Optionholder.

5 Warranties

Newco represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c) it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

(d) this deed poll is valid and binding on it.

6 Continuing obligations

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a) Newco has fully performed its obligations under this deed poll; or

(b) the earlier termination of this deed poll under clause 2.

7 General

7.1 Stamp duty

Newco will:

(a) pay all stamp duties and any related fines, penalties and other costs in respect of the Metcash Schemes and this deed poll, the performance of this deed poll and each transaction effected by or made under the Metcash Schemes and this deed poll; and

(b) indemnify each Scheme Shareholder and Scheme Optionholder against any liability arising from failure to comply with clause 7.1(a).

7.2 Notices

Any notice or other communication to Newco in respect of this deed poll must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary

Address: c/o Deutsche Bank AG
Level 18, 225 George Street
Sydney, NSW, 2000

Fax no: (+612) 9258 1400

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of Newco in accordance with clause 7.2(a);

(d) will be regarded as received by Newco:

(1) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(2) in any other case, on delivery at the address of Newco as provided in clause 7.2(a), unless that delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.

7.3 Governing law and jurisdiction

This deed poll is governed by the laws of New South Wales. Newco irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales.



7.4 Waiver

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon default under this deed poll must be in writing and signed by the party granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll or on a default under this deed poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing.

7.5 Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless the variation is agreed to by Metcash and the Court indicates that the amendment would not of itself preclude approval of the Metcash Schemes, in which event Newco will enter into a further deed poll in favour of the Scheme Shareholders and Scheme Optionholders giving effect to the variation, alteration or amendment.

7.6 Cumulative rights

The rights, powers and remedies of Newco, the Scheme Shareholders and Scheme Optionholders under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.7 Assignment

The rights and obligations of Newco and each Scheme Shareholder and Scheme Optionholder under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

7.8 Further action

Newco will promptly do all things and execute all further documents necessary to give effect to this deed poll.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALI

Executed as a deed poll in New South Wales:

The common seal of

The Newco Project X Limited

is fixed to this document

in the presence of:

______________________	______________________
Secretary/Director	Director
______________________	______________________
Name (please print)	Name (please print)



23 Glossary

$, dollar and **cent** means Australian currency, unless the context otherwise requires.

A Shareholder means a person who is registered in the Register as the holder of a Metcash A Share.

AASB means the Australian Accounting Standards Board.

ACCC means the Australian Competition and Consumer Commission.

Action Facility means a $235 million, 18 month limited recourse facility to facilitate the funding of the Action Stores.

Action Holdco has the meaning given to it in Section 12.3.

African Sale Agreement has the meaning given to it in Section 8.5.

AGAAP means Australian Generally Accepted Accounting Principles.

Aggregate Acquisition cost to Newco means $2.92 per Metcash Share held by Metoz, being the aggregate of the Metoz Consideration and the amount required to repay Metoz's Net Liabilities.

ALH means Australian Leisure and Hospitality Group.

ALM means Australian Liquor Marketers.

Announcement means Metcash's public announcement on 6 December 2004 of its proposed Capital Reorganisation and Takeover Offer.

ANZ means Australia and New Zealand Banking Group Limited (ABN 11 005 357 522).

ASIC means the Australian Securities & Investments Commission.

ASX means Australian Stock Exchange Limited (ACN 088 624 691).

ASX Listing Rules means the official listing rules of ASX (ACN 008 624 691).

ATO means the Australian Taxation Office.

Australian IFRS means Australian equivalent to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB).

Banks has the meaning given to it in Section 8.5.

Base Rate has the meaning given to it in Section 12.12.

Bidder's Statement means the bidder's statement prepared by Metcash for the Takeover Offer under Part 6.5 of the Corporations Act.

Board or Metcash Board means the board of directors of Metcash from time to time.

Business Day means a weekday on which trading banks are open for business in Sydney, excluding any Saturday, Sunday or public holiday.

C-Store Distribution means Convenience Store Distribution.

Capital Gains Tax or **CGT** means capital gains tax.

Capital Reduction means the proposed selective reduction of capital by Metcash under which all NZ Shares on issue will be cancelled and, in consideration of the cancellation, NZ Shareholders will receive one share in NZ Holdco for each NZ Share they hold.

Capital Reorganisation means the capital reorganisation to be effected by means of the Metcash Share Scheme and the Metoz Scheme under which, amongst other things, subject to the Metcash Share Scheme becoming Effective and the Metoz Scheme becoming Effective:

(a) Newco will acquire all Metcash Shares held by Scheme Shareholders in exchange for the issue by Newco of Newco Shares to such Scheme Shareholders;

(b) Newco will purchase all of the issued shares in Metoz Holdings for cash; and

(c) if the Metcash Option Scheme becomes Effective, all Metcash Options will be cancelled in consideration for the issue by Newco of Newco Options to Scheme Optionholders.

CCC means Campbells Cash & Carry.

Certificate has the meaning given to it in Annexure A Part 1.

CGT rollover relief has the meaning given to it in Section 15.1.

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd.

Conditions means the conditions precedent specified in Section 3.1 of the Implementation Agreement (included in Section 19 of this Scheme Booklet, and summarised in Section 9.3 of this Scheme Booklet).

Consortium has the meaning given to it in Section 8.1.

Consortium Facility Agreement has the meaning given to it in Section 8.5.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of New South Wales.

CULS means convertible, redeemable, subordinated, unsecured loan notes proposed to be issued by Metcash.

CULS Holders means each person who is a holder of CULS from time to time.

CULS Issue Price means $2.54 or any other price agreed between Metcash and the CULS Underwriter.

CULS Prospectus means the prospectus proposed to be issued by Metcash in relation to the Rights Offer.

CULS Terms means the terms of issue of the CULS.

CULS Underwriter means Deutsche Bank.

CUPS means Convertible Undated Preference Shares.

CUPS Holder means Deutsche Bank.

CUPS Issue Price means $1.00 for each CUPS.

CUPS Terms means the terms of issue of the CUPS.

Deed Poll means the deed poll dated 11 February 2005 executed by Newco in favour of Scheme Participants undertaking to perform certain obligations in connection with the Metcash Schemes.

Deutsche Bank means Deutsche Bank AG.

Direct and Indirect Shareholders means, in respect of Newco, M & GM, Michael Roche and Geraldine Mary Roche.

Director means a director of Metcash from time to time.

Downstream Acquisition Resolution (or **Resolution 1**) means a resolution to be considered, and if thought fit passed, by Shareholders approving the acquisition by Newco of relevant interests in more than 20% of the voting shares in Metcash through its acquisition of Metoz.

DRP means the underwritten dividend reinvestment plan proposed to be established by Newco.

Earnings Per Share or **EPS** means earnings per share pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs.



Effective when used in relation to:

(a) a Metcash Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Metcash Scheme; and

(b) the Metoz Scheme, means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa); and

(c) the Capital Reorganisation, means the Metcash Share Scheme and Metoz Scheme becoming "Effective" in the manner described in (a) and (b) above.

Effective Date when used in relation to:

(a) a Metcash Scheme, means the date on which an office copy of a Court order under section 411(4)(b) of the Corporations Act approving that Scheme is lodged with ASIC; and

(b) the Metoz Scheme, means the date on which the order of the High Court of South Africa approving the Metoz Scheme is lodged with the South African Registrar of Companies.

End Date means 31 May 2005 or such later date as Metcash and Newco may agree in writing.

Equity Placement means the issue of 89,850,000 ordinary shares by Metcash under an institutional placement on 6 December 2004.

Exchange Deed means the exchange deed dated on or about 21 January 2005 between Newco and Deutsche Bank in relation to the CUPS.

Extraordinary General Meeting means the extraordinary general meeting of Shareholders to be held for the purpose of considering, and if thought fit passing, the Resolutions.

Finance Document has the meaning set out in Section 12.6.

Financial Assistance Resolutions (or **Resolutions 3-5**) means the special resolutions to be considered, and if thought fit passed, by Shareholders to permit Metcash and its subsidiaries (including, if the Takeover Offer is successful, Foodland and its subsidiaries) to financially assist the Share Acquisitions.

Financial Benefits has the meaning set out in Section 14.3(a) of this Scheme Booklet.

FIRB means Foreign Investment Review Board.

FMCG means Fast Moving Consumer Goods.

Foodland means Foodland Associated Limited (ABN 13 008 667 650).

Foodland Australia means the Australian business carried on by Foodland and its subsidiaries.

Foodland New Zealand means the New Zealand businesses carried on by Foodland and its subsidiaries.

Foodland Shareholder means a person registered in the register of members of Foodland as a holder of Foodland Shares from time to time.

Foodland Shares means fully paid ordinary shares in Foodland.

Foodland Wholesale means the Australian Franchise and Supply business currently owned by Foodland.

FSGs means the financial services guides contained in Sections 17 and 18 of this Scheme Booklet.

Group means initially, Metcash and its subsidiaries, with the addition of:

(1) Newco and its subsidiaries upon implementation of the Metoz Scheme; and

(2) Foodland and its subsidiaries upon Foodland becoming a subsidiary of Metcash, excluding subsidiaries that relate solely to Foodland New Zealand and the Action Guarantors (being the guarantors described in Section 12.8(e)) while the Action Facility is secured and outstanding.

GST means Goods and Services Tax.

Hedging Policy means 50% of the Facility Limit within 3 months of first drawdown under the Facility. All hedging is to be maintained with the Lenders.

IBA means Independent Brands Australia.

Implementation Agreement means the Implementation Agreement dated 3 February 2005 between Metcash and Newco in relation to the Metcash Schemes as set out in Section 19 of this Scheme Booklet.

Implementation Date means, in relation to a Scheme, the date one Business Day following the Record Date.

Independents means supermarket retailers not affiliated with the major chains Coles Myer, Woolworths and Franklins, each an **Independent**.

Independent Accountant means PricewaterhouseCoopers Securities Limited.

Independent Accountant's Report means the report of the Independent Accountant set out in Section 18 of this Scheme Booklet.

Independent Directors means the directors of Metcash other than those directors who are also directors of Metoz.

IGA means IGA Distribution.

Independent Expert means PricewaterhouseCoopers Securities Limited.

Independent Expert's Report means the report of the Independent Expert on the Metcash Share Scheme and the Metcash Option Scheme set out in Section 17 of this Scheme Booklet.

Johannesburg Stock Exchange means the JSE Securities Exchange South Africa.

Listed Holding Company has the meaning given to it in Section 14.4(a).

M & GM means M & GM Investments Pty Ltd.

Margin has the meaning given to it in Section 12.12.

Material Adverse Change has the meaning given to it in the Implementation Agreement.

Maturity Date means, in respect of the CULS, the date that is six months after the date of issue of the CULS or such later date as determined in accordance with the CULS Terms.

Meetings means the Scheme Meetings and the Extraordinary General Meeting.

Metcash means Metcash Trading Limited (ABN 61 000 031 569).

Metcash A Shares means preference shares in Metcash which have a preferential right to the same dividends as Metcash Shares and which are proposed to be issued by Metcash to Foodland Shareholders as part of the consideration for the Takeover Offer.

Metcash Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options, as described in this Scheme Booklet, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act.

Metcash Option Scheme Meeting means the scheme meeting of Optionholders to consider, and if thought fit approve, the Metcash Option Scheme.

Metcash Options mean options to subscribe for a Metcash Share granted under the Option Plan, individually a **Metcash Option**.

Metcash Schemes means the Metcash Share Scheme and the Metcash Option Scheme.

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Shareholders, as described in this Scheme Booklet, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Metcash Share Scheme Meeting means the scheme meeting of Shareholders (other than Metoz) to consider, and if thought fit approve, the Metcash Share Scheme.

Metcash Shares mean fully paid ordinary shares in the capital of Metcash, individually a **Metcash Share**.



Metrade has the meaning given to it in Section 8.1.

Metoz means Metoz Holdings and its wholly owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company or any of them.

Metoz Consideration means the consideration payable for the Metoz shares, being the equivalent of $2.85 per Metcash Share held by Metoz (based on Metcash valuing each Metcash Share held by Metoz at $2.92 and on the basis that Metoz's Net Liabilities are 7 cents per Metcash Share held by Metoz).

Metoz Holdings means Metoz Holdings Limited (a holding company of Metcash listed on the Johannesburg Stock Exchange in South Africa).

Metoz Holdings Shareholder means each person who is registered in the register of members of Metoz Holdings as a holder of shares in Metoz Holdings from time to time.

Metoz Information means the information concerning Metoz contained in Section 8 of this Scheme Booklet.

Metoz Interest in Metcash means the stake in Metcash indirectly held by Metoz Holdings through its wholly-owned subsidiary Soetensteeg which as at 12 January 2005 was approximately 52%.

Metoz Net Liabilities means Metcash's understanding of the net liabilities of Metoz as at the Implementation Date.

Metoz Offer Amount means the aggregate cash sum payable by Newco to Metoz Holdings for on-payment to Metoz Holdings shareholders under the Metoz Scheme plus the sum payable by Newco to Metoz to settle the Metoz Net Liabilities, being the total sum of $1,124,205,879.

Metoz Scheme means the Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz.

Metoz Scheme Meeting means the meeting to be convened by order of the High Court of South Africa pursuant to section 311 of the South African Companies Act No. 61 of 1973 in order to consider and, if deemed fit, approve the Metoz Scheme.

Metoz Scheme Offer Amount means the aggregate cash sum payable by Newco to the Metoz Holdings Shareholders under the Metoz Scheme, being the sum of $1,097,503,000.

Newco means The Newco Project X Limited (ACN 112 073 480).

Newco Board means the board of directors of Newco from time to time.

Newco Information means the information concerning Newco and its intentions in relation to Metcash and Foodland, contained in Section 7 of this Scheme Booklet.

Newco Option Plan means The Newco Project X Limited Employee Option Plan.

Newco Option means an option to subscribe for an ordinary share in Newco granted under the Newco Option Plan.

Newco Shares means fully paid ordinary shares in Newco to be issued to Scheme Shareholders under the Metcash Share Scheme.

Non-Metoz Shareholder means a Shareholder other than Metoz Holdings and its wholly owned subsidiaries.

Notices of Meetings means the notices of the Scheme Meetings and Extraordinary General Meeting accompanying this Scheme Booklet.

NPAT means Net Profit After Tax.

NZ Facility means a new NZ$440 million 6 month cash advance to refinance facilities of Foodland New Zealand.

NZ Holdco means NZ Holdco Limited (ACN 112 196 077), which, after the completion of the Takeover Offer, the compulsory acquisition by Metcash of any outstanding minority shares in Foodland and a reorganisation of Foodland New Zealand, will be the Australian holding company for Foodland New Zealand.

NZ Shares means the preference shares which have economic entitlements to the profits of Foodland New Zealand and which are proposed to be issued by Metcash to Foodland Shareholders as part consideration for the Takeover Offer.

NZ Shareholder means a person who is registered in the Register as the holder of NZ Share.

Optionholder means each Metcash employee who is entered in the Option Register as the holder of Metcash Options from time to time.

Option Plan means the Metcash Trading Limited Employee Option Plan.

Option Register means the Metcash register of Optionholders.

Outcome 1 - Capital Reorganisation Effective but Takeover Offer unsuccessful.

Outcome 2 - Capital Reorganisation not Effective but Takeover Offer successful.

Outcome 3 - Capital Reorganisation Effective and Takeover Offer successful.

Outcomes means Outcome 1, Outcome 2 and Outcome 3, each an **Outcome**.

Overseas Shareholder means a Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa other than Metoz.

Post-Scheme Restructuring means the proposed restructuring of the Newco group (assuming the Schemes become Effective) described in Section 9.7 of this Scheme Booklet.

PwCS means PricewaterhouseCoopers Securities Limited.

Record Date means 15 April 2005.

Redemption Amount has the meaning given to it in Section 12.12.

Register means the Metcash register of members.

Regulatory Approval means the regulatory approvals specified in Section 3.1(a) of the Implementation Agreement (included in Section 19 of this Scheme Booklet).

Related Party Benefit Resolution (or **Resolution 2**) means the special resolution to be considered, and if thought fit passed, by Shareholders to allow Metcash to provide financial benefits to Newco.

Resolutions means the Downstream Acquisition Resolution, the Related Party Benefit Resolution and the Financial Assistance Resolutions.

Resolution 1 means the Downstream Acquisition Resolution.

Resolution 2 means the Related Party Benefit Resolution.

Resolutions 3-5 means the Financial Assistance Resolutions.

Rights Issue means the proposed issue of CULS to eligible Shareholders.

Scheme Booklet means this booklet.

Scheme Meeting when used in relation to:

- a Metcash Scheme, means a meeting to be convened by an order of the Court pursuant to section 411(1) of the Corporations Act to consider that Metcash Scheme; and
- the Metoz Scheme means a meeting convened by an Order of the court pursuant to section 311 of the Companies Act No 61 of 1973 (South Africa).

Scheme of Arrangement means a scheme of arrangement under Part 5.1 of the Corporations Act.

Scheme Optionholders means each person who is an Optionholder at the Record Date.

Scheme Participants means the Scheme Shareholders and Scheme Optionholders.



Scheme Shareholders means each person who is registered in the Register as the holder of Metcash Shares at the Record Date other than Metoz.

Schemes means the Metcash Schemes and the Metoz Scheme, each a **Scheme**.

Second Court Date has the meaning given to it in Section 9.3(a).

Share Acquisitions means the acquisitions of shares in:

(a) Metoz Holdings and Metcash by Newco;

(b) Newco by Metcash shareholders other than Metoz;

(c) Foodland by Metcash;

(d) subsidiaries of Foodland by Action Holdco, NZ Holdco or other Metcash subsidiaries; and

(e) Metcash and/or Newco by Foodland Shareholders.

Shareholder means each person who is registered in the Register as the holder of Metcash Shares from time to time (including Metoz).

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly owned subsidiary of Metoz.

SPP means the share purchase plan offered by Metcash to Australian and New Zealand Shareholders from 16 December 2004 to 11 January 2005.

S&P means Standard & Poor's.

Subscriber has the meaning set out in Part 2 of Annexure A.

Subscription Agreement means the subscription agreement dated on or about 21 January 2005 between Metcash, Newco and Deutsche Bank.

Syndicated Facility means a new 3 year senior unsecured syndicated cash advance facility to be entered into by Metcash for the purposes of the Capital Reorganisation and the Takeover Offer.

Takeover Offer means Metcash's offer to acquire Foodland Shares in the form announced on 6 December 2004.

Tax Adviser's Report means the report of Greenwoods & Freehills set out in Sections 15.1 and 15.2 of this Scheme Booklet.

Ultimate Australian Holding Company has the meaning given to it in Section 14.4(a).

Underwriting Agreement means the underwriting agreement dated on or about 21 January 2005 between Metcash and Deutsche Bank.

VWAP means volume weighted average price.

Working Capital Facility means a new $150 million 364 day working capital facility to be entered into by Metcash.

24 Notice of Metcash Share Scheme Meeting

By an order of the Court pursuant to Section 411(1) of the Corporations Act, a meeting of ordinary shareholders of Metcash Trading Limited (**Metcash**) (other than Soetensteeg) will be held in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney 2000 on 22 March 2005 at 2.00pm for the purpose of considering and, if thought fit, passing the following resolution:

'That, pursuant to and in accordance with section 411 of the Corporations Act, the Metcash Share Scheme proposed to be entered into between Metcash and its fully paid ordinary shareholders (other than Soetensteeg) (which is described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without modification as approved by the Court).'

Explanatory Notes

Material accompanying this notice

This notice of meeting and the resolution should be read in conjunction with the Scheme Booklet of which this notice forms part. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Glossary in Section 23 of the Scheme Booklet of which this notice forms part.

A copy of the Metcash Share Scheme of Arrangement is contained in Section 20 of the Scheme Booklet of which this notice of meeting forms part.

A blue proxy form also accompanies this notice.

Voting

The directors of Metcash unanimously recommend that you vote in favour of the resolution. They each intend to vote all Metcash Shares held by them in favour of the resolution.

Majority required

In accordance with section 411(4)(a) of the Corporations Act, for the Metcash Share Scheme of Arrangement to be approved by Shareholders, the resolution must be passed by:

- a majority in number of holders of ordinary shares in Metcash (other than Metoz) present and voting (either in person or by proxy); and
- 75% of the votes cast on the resolution.

Voting by poll

Voting at the meeting will occur by poll.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, to become Effective, the Metcash Share Scheme of Arrangement must be approved by order of the Court. If the resolution set out in this notice is approved by the required majorities set out above and the conditions precedent set out in the Metcash Share Scheme of Arrangement are satisfied or waived, Metcash will apply to the Court for the necessary orders to give effect to the Metcash Share Scheme of Arrangement.

Determination of entitlement to attend and vote

For the purposes of voting at the Metcash Share Scheme Meeting, Metcash Shares will be taken to be held by the persons who are registered as members as at 7.00 pm on Monday 21 March 2005.



Proxies

If you are a member entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a member of Metcash.

If you want to appoint a proxy in respect of the Metcash Share Scheme Meeting, please complete and return part A of the blue form provided. If you want to appoint two proxies, apply to Metcash's external share registrar, Registries Limited.

To be effective, the blue proxy form must be received by Registries Limited, at the address or facsimile number below, or by Metcash at our registered office, 4 Newington Road, Silverwater, NSW 2128, Australia, not later than 2.00 pm on Sunday 20 March 2005.

A replacement proxy form may be obtained from Metcash's external share registrar:

Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223
Australia

Telephone +61 9290 9600
Facsimile +61 2 9279 0664

By order of the board

John Randall
Company secretary
Metcash Trading Limited
11 February 2005

25 Notice of Metcash Option Scheme Meeting

By an order of the Court pursuant to Section 411(1) of the Corporations Act, a meeting of option holders of Metcash Trading Limited (**Metcash**) will be held in the Teale Room, Four Seasons Hotel, 199 George Street, Sydney 2000 on 22 March 2005 at 2.30pm or as soon after that time as the Metcash Share Scheme Meeting is concluded or adjourned for the purpose of considering and, if thought fit, passing the following resolution:

That, pursuant to and in accordance with section 411 of the Corporations Act, the Metcash Option Scheme proposed to be entered into between Metcash and its optionholders (which is described in the Scheme Booklet of which the notice convening this meeting forms part) is approved (with or without modification as approved by the Court).

Explanatory Notes

Material accompanying this notice

This notice of meeting and the resolution should be read in conjunction with the Scheme Booklet of which this notice forms part. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Glossary in Section 23 of the Scheme Booklet of which this notice forms part.

A copy of the Metcash Option Scheme of Arrangement is contained in Section 21 of the Scheme Booklet of which this notice of meeting forms part.

A pink proxy form also accompanies this notice.

Voting

The directors of Metcash unanimously recommend that you vote in favour of the resolution. They each intend to vote all Metcash Options held by them in favour of the resolution.

Majority required

In accordance with section 411(4)(a) of the Corporations Act, for the Metcash Option Scheme of Arrangement to be approved by Optionholders, the resolution must be passed by a majority in number of holders of options in Metcash present and voting (either in person or by proxy) being a majority whose "debts or claims" against Metcash (represented by their Metcash Options) amount in aggregate to at least 75% of the total amount of the "debts or claims" of the Metcash Optionholders present and voting at the Metcash Option Scheme Meeting.

Voting by poll

Voting at the meeting will occur by poll.

Court approval

In accordance with section 411(4)(b) of the Corporations Act, to become Effective, the Metcash Option Scheme of Arrangement must be approved by order of the Court. If the resolution set out in this notice is approved by the required majorities set out above and the conditions precedent set out in the Metcash Option Scheme of Arrangement are satisfied or waived, the Company will apply to the Court for the necessary orders to give effect to the Metcash Option Scheme of Arrangement.

Determination of entitlement to attend and vote

For the purposes of voting at the Metcash Option Scheme Meeting, Metcash Options will be taken to be held by the persons who are registered as holders of Metcash Options in the Option Register as at 7.00 pm on Monday 21 March 2005.



Proxies

If you are an Optionholder entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a member or Optionholder of Metcash.

If you want to appoint a proxy in respect of the Metcash Option Scheme Meeting, please complete and return part A of the pink form provided. If you want to appoint two proxies, apply to Metcash's external share registrar, Registries Limited.

To be effective, the pink proxy form must be received by Registries Limited, at the address or facsimile number below, or by Metcash at our registered office, 4 Newington Road, Silverwater, NSW 2128, Australia, not later than 2.00 pm on Sunday 20 March 2005.

A replacement proxy form may be obtained from Metcash's external share registrar:

Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223
Australia

Telephone +61 9290 9600
Facsimile +61 2 9279 0664

By order of the board

John Randall
Company secretary
Metcash Trading Limited
11 February 2005

26 Notice of Extraordinary General Meeting

Metcash Trading Limited (ABN 61 000 031 569)

Notice of Extraordinary General Meeting

Notice is given to the members of Metcash Trading Limited (**Metcash**) that an Extraordinary General Meeting of Metcash will be held in the Teale Room, at the Four Seasons Hotel, 199 George Street, Sydney, NSW, 2000 on Tuesday 22 March 2005 at 3.00pm or as soon after that time as the Scheme Meetings are concluded or adjourned. The purpose of the meeting is to consider and, if thought fit, pass the following resolutions:

Resolution 1 Downstream Acquisition Resolution

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

> *"That, for the purposes of item 7 of section 611 of the Corporations Act, the acquisition by Newco (and its Direct and Indirect Shareholders) of a relevant interest in 52% of the ordinary shares in Metcash as a result of Newco's acquisition of shares in Metoz Holdings in the event that the Metoz Scheme becomes Effective, as described in Section 14 of the Scheme Booklet of which this notice of meeting forms part, is approved."*

An explanation of the acquisition the subject of Resolution 1 is contained in Section 14 of the Scheme Booklet of which this notice forms part.

Metcash will disregard any votes in favour of Resolution 1 by:

- Newco and its associates (including Metoz); and
- any person holding shares in Metoz Holdings or their associates.

Resolution 2 Related Party Benefit Resolution

Shareholders are asked to consider and, if thought fit, pass the following resolution as a special resolution:

> *"That, in accordance with section 208(1)(a) of the Corporations Act, approval is given for the Financial Benefits to be provided by Metcash and entities it controls to Newco in connection with the Capital Reorganisation and Takeover Offer, as described in Section 14 of the Scheme Booklet of which this notice of meeting forms part."*

An explanation of the proposed financial benefits under Resolution 2 is contained in Section 14 of this Scheme Booklet.

Metcash will disregard any votes cast on Resolution 2 by Newco and its associates (including Metoz).

Resolutions 3-5 Financial Assistance Resolutions

Shareholders are asked to consider and, if thought fit, pass the following resolutions as special resolutions:

3 *"That, for the purposes of section 260B(1) of the Corporations Act, approval is given for the financial assistance to be provided by Metcash to Newco in connection with the Share Acquisitions by Newco, all as described in Section 14 of the Scheme Booklet of which this notice of meeting forms part."*

4 *"That for the purposes of section 260B(1) of the Corporations Act, approval is given for the financial assistance to be provided by Metcash to Metcash Shareholders other than Metoz in connection with the Share Acquisitions by Metcash Shareholders other than Metoz, all as described in Section 14 of this Scheme Booklet of which this notice of meeting forms part."*

5 *"That for the purposes of sections 260B(2) and 260B(3) of the Corporations Act, approval is given for the financial assistance to be provided by Metcash's subsidiaries (including, if the Takeover Offer is successful, Foodland and/or its subsidiaries) to Newco, Non-Metoz Shareholders, Metcash, Action Holdco, NZ Holdco or other subsidiaries of Metcash, and Foodland Shareholders in connection with the Share Acquisitions, all as described in Section 14 of the Scheme Booklet of which this notice of meeting forms part."*



An explanation of the proposed financial assistance under Resolution 3 is contained in Section 14 of the Scheme Booklet of which this notice forms part.

Metcash will disregard any votes cast in favour of Resolution 3 by Newco or its associates (including Metoz).

Metcash will disregard any votes cast in favour of Resolution 4 by any Non-Metoz Shareholder and its associates.

All Shareholders (including Metoz) may vote either for or against Resolution 5.

Explanatory Notes

Material accompanying this notice

This notice of meeting and the resolution should be read in conjunction with this Scheme Booklet. Terms used in this notice, unless otherwise defined, have the same meaning as set out in the Glossary in Section 23 of this Scheme Booklet of which this notice forms part.

A green proxy form also accompanies this notice.

Voting

The directors of Metcash unanimously recommend that you vote in favour of the Resolutions. They each intend to vote all Metcash Shares held by them in favour of the Resolutions.

Majority required

The Downstream Acquisition Resolutions (Resolution 1) must be approved by a majority of the votes cast by Shareholders voting on the resolution.

The Related Party Benefit Resolution (Resolution 2) must be approved by 75% of the votes cast by Shareholders voting on the resolution. The Financial Assistance Resolutions (Resolutions 3-5) must be approved by 75% of the votes cast by Shareholders voting on the resolutions.

Determination of entitlement to attend and vote

For the purposes of voting at the Extraordinary General Meeting, Metcash Shares will be taken to be held by the persons who are registered as members as at 7.00pm on Monday, 21 March 2005.

Proxies

If you are a member entitled to attend and vote, you are entitled to appoint one or two proxies. Where two proxies are appointed, you may specify the number or proportion of votes that each may exercise, failing which each may exercise half of the votes. A proxy need not be a member of Metcash.

If you want to appoint a proxy in respect of the Extraordinary General Meeting, please complete and return part A of the green form provided. If you want to appoint two proxies, apply to Metcash's external share registrar, Registries Limited.

To be effective, the green proxy form must be received by Registries Limited, at the address or facsimile number below, or by Metcash at our registered office, 4 Newington Road, Silverwater, NSW 2128, Australia, not later than 2.00 pm on Sunday 20 March 2005.

A replacement proxy form may be obtained from Metcash's external share registrar:

Registries Limited
PO Box R67
Royal Exchange
Sydney NSW 1223
Australia

Telephone +612 9290 9600
Facsimile +61 2 9279 0664

By order of the Board

Dated: 11 February 2005



John Randall
Company secretary
Metcash Trading Limited



Annexure A - Summaries

Part 1 - CULS Underwriting Agreement

(a) Underwriting

Under the Underwriting Agreement, Deutsche Bank (the **CULS Underwriter**) agrees to underwrite Metcash's Rights Issue of the CULS (**Rights Issue)**, up to the amount of $744,144,367, at a price of $2.54 per CULS or such other amount as agreed (**CULS Issue Price**) between Metcash and the CULS Underwriter. The CULS Underwriter agrees to underwrite by either procuring subscribers for CULS or purchasing CULS itself. The Rights Issue will be done by a pro-rata "jumbo" style offer under which the institutional component of the Rights Issue is conducted on an accelerated timetable such that the offer to Shareholders who are institutional investors under the Rights Issue will open and close earlier than the offer to other eligible shareholders under the retail component of the Rights Issue.

(b) Pre-conditions

The obligations of the CULS Underwriter under the Underwriting Agreement in relation to the institutional component of the Rights Issue are conditional on:

(1) completion of due diligence investigations in connection with the Rights Issue to the satisfaction of the CULS Underwriter (acting reasonably), including the verification of the CULS Prospectus and the delivery of a due diligence report in a form acceptable to the CULS Underwriter (acting reasonably) on or before the date on which the institutional component of the Rights Issue opens. This condition will be taken to be satisfied if the CULS Underwriter's representatives on the due diligence committee established by the board in relation to the preparation of the CULS Prospectus sign the due diligence report;

(2) the CULS Underwriter receiving, on or before the day that the institutional component of the Rights Issue opens, a copy of the signed opinion letters from Metcash's solicitors and investigating accountants expressed for the benefit of the members of the due diligence committee established by the board in relation to the preparation of the CULS Prospectus;

(3) Metcash opening (or having the CULS Underwriter or Metcash's registry open) the lists for receipt of institutional acceptances by the day that the institutional component of the Rights Offer opens;

(4) the granting of a confirmation by the ASX in respect of certain matters relating to the Rights Issue;

(5) Metoz notifying Metcash, in writing, that it is not taking up its entitlement to participate in the Rights Issue by no later than the date that the institutional component of the Rights Issue opens;

(6) Metcash delivering a certificate to the CULS Underwriter confirming that except as notified to the CULS Underwriter before the date of giving the certificate, to the best of Metcash's knowledge, information and belief no termination event has occurred and each of the warranties given under the agreement is true and correct and not misleading in any way (**Certificate**), by 10am on the date that the institutional component of the Rights Issue opens; and

(7) the CULS Underwriter receiving, on or before the date that the institutional component of the Rights Issue opens, a copy of the trust deed in relation to the CULS, incorporating the CULS terms of issue and executed by the all parties.

In addition, the obligations of the CULS Underwriter under the Underwriting Agreement in relation to the retail component of the Rights Issue are conditional on:

(1) Metcash lodging the CULS Prospectus with ASIC by the date agreed for lodgement of the CULS Prospectus;

(2) Metcash opening (or having its registry open) the lists for receipt of entitlement and acceptance forms by the date agreed for the retail component of the Rights Issue to open; and

(3) Metcash delivering a further Certificate to the CULS Underwriter by 5pm on the business day before the date agreed for the retail component of the Rights Issue to open.

(c) Commission and expenses

Metcash has agreed to pay the CULS Underwriter a commission of 2.0% of the underwritten amount immediately upon the issue of the CULS under the Rights Issue and to reimburse the CULS Underwriter for all reasonable legal fees and expenses, all other costs and expenses of and incidental to the Rights Issue (including advertising and promotion costs), any transaction taxes and any reasonable out of pocket expenses incurred by it in connection with the Rights Issue. The CULS Underwriter is responsible for the payment of all sub-underwriting fees, handling fees, brokerage and other charges incurred by it to procure applications for CULS.

(d) Termination events

If any of the pre-conditions are not satisfied by the relevant date specified, the CULS Underwriter may immediately terminate its obligations.

The CULS Underwriter may also terminate its underwriting liability under the Underwriting Agreement, if any of the following events occur before the settlement date of the Rights Issue:

(1) (**ASX indices fall**) The All Ordinaries Index is at a level which is lower than or equal to the level which is 12.5% below its level as at the close of business on the business day immediately preceding the date of the Underwriting Agreement:

(A) during any period of 3 consecutive Business Days;

(B) during any one of the 2 Business Days immediately preceding the date the institutional component of the Rights Offer opens;

(C) during any one of the 2 Business Days immediately preceding the payment date for the institutional component of the Rights Issue;

(D) during any one of the 2 Business Days immediately preceding the settlement date of the Rights Issue;

(2) (**change in law**) there is introduced into the parliament of the Commonwealth of Australia, any State or Territory of Australia, a new law, or the Government of Australia or any State or Territory of Australia, announces prospective legislation or policy, or ASIC, its delegates, or the Reserve Bank of Australia, adopts any regulation or policy, which:

(A) does or is likely to prohibit, restrict or regulate the Rights Issue; or

(B) materially reduces the level or likely level of valid applications;

other than any such law, announcement or policy which is announced before the date of the Underwriting Agreement;

(3) (**breach of significant contracts**) without the prior consent of the CULS Underwriter (such consent not to be unreasonably withheld or delayed), a significant or material contract referred to in the CULS Prospectus is breached by Metcash or a related body corporate, terminated, altered or amended, or found to be void or voidable;

(4) (**listing**) ASX makes an official statement that ASX approval will not be given for listing of the CULS, or such approval has not been given by the closing date;

(5) (**default**) Metcash is in default under the Underwriting Agreement or breaches in any respect any warranty or covenant in the Underwriting Agreement, and the default or breach is incapable of remedy or is not remedied within five business days after it occurs;

(6) (**failure to comply**) Metcash or a related body corporate (other than Metoz) fails to comply in a material way with a clause of its constitution, a statute, the listing rules, any policy or guidelines of ASIC or any other requirement, order or request made by or on behalf of ASIC or any governmental agency or any material agreement entered into by it;

(7) (**capital structure**) Metcash or a related body corporate (other than Metoz) alters its capital structure without the prior written consent of the CULS Underwriter other than;

1. as contemplated in the proposed transactions as at the date of the Underwriting Agreement;
2. as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;
3. under an existing employee share plan;
4. under a dividend reinvestment plan;



(8) (**constitution altered**) without the prior written consent of the CULS Underwriter (which must not be unreasonably withheld) and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) amends its constitution;

(9) (**financial assistance**) without the prior written consent of the CULS Underwriter and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) seeks shareholder approval under section 260B of the Corporations Act;

(10) (**business**) without the prior written consent of the CULS Underwriter and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz):

(A) disposes or agrees to dispose of (the whole of or a substantial part of) its business or property unless:

(i) in the reasonable opinion of the CULS Underwriter, the disposal or acquisition does not have or is not likely to have a material adverse effect on Metcash;

(ii) the disposal or acquisition is in the ordinary course of business and, in the case of a disposal, is for full market consideration,

(B) or ceases or threatens to cease to carry on business;

(11) (**hostilities**) there is an outbreak of hostilities not presently existing, a major escalation in existing hostilities, declaration of a national emergency, or the perpetration of a major terrorist act;

(12) (**adverse change**) subject to the proposed transactions, an adverse change occurs (or becomes known) after lodgement of the CULS Prospectus in the assets, liabilities, financial position or performance, profits, losses or prospectus of Metcash including from those disclosed in the CULS Prospectus;

(13) (**CULS Prospectus**) the CULS Prospectus contains a material omission, contains a materially misleading or deceptive statement or a statement that becomes materially misleading or deceptive, or the CULS Prospectus does not comply with Section 710(1) of the Corporations Act, or a matter referred to in Section 719 of the Corporations Act occurs in respect of the CULS Prospectus;

(14) (**Corporations Act**) in relation to the Corporations Act and the CULS Prospectus:

(A) ASIC applies for a order under Section 1324B and it is not withdrawn or dismissed before the closing date;

(B) a person gives a notice under Section 730;

(C) ASIC gives notice of intention to hold a hearing in relation to the CULS Prospectus under Section 739(2) or makes an interim order under Section 739 (other than an order which does not become public and is withdrawn within 3 Business Days); or

(D) any person, other than the CULS Underwriter, withdraws its consent to being named in the CULS Prospectus;

(15) (**supplementary prospectus**) the CULS Underwriter reasonably forms the view that a supplementary or replacement prospectus must be lodged with ASIC under Section 719 of the Corporations Act and Metcash does not lodge this document in the form, content or time reasonably required by the CULS Underwriter;

(16) (**management and directors**) a director (or if that person is not a director, the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer) of Metcash or a related body corporate is charged with an indictable offence in relation to a corporate or financial matter;

(17) (**insolvency event**) any insolvency event occurs in relation to Metcash or a related body corporate;

(18) (**charge**) subject to the proposed transactions, the Company or a related body corporate (other than Metoz) charges or agrees to charge the whole or a substantial part of its business or property;

(19) (**ASX Listing Rules**) Metcash commits a material breach of the ASX Listing Rules;

(20) (**banking moratorium**) a general moratorium on commercial banking activities is declared, or there is a material disruption in commercial banking or security settlement or clearance services, in Australia, the United States or the United Kingdom; or

(21) (**ASX trading**) trading in all securities quoted or listed on the ASX is suspended or limited in a material respect for three consecutive trading days or substantially all of a trading day.

In respect of the events set out in 3, 5, 6 to 19 inclusive, the CULS Underwriter can only exercise its right of termination if the CULS Underwriter determines (reasonably and in good faith) that the event has or would have had a material adverse effect on the Rights Issue or could create a potential material liability for the CULS Underwriter under the Corporations Act.

If the CULS Underwriter is entitled to terminate the underwriting agreement prior to the institutional opening date, it must first give notice to Metcash, negotiate in good faith with Metcash to seek to agree a new Issue Price and, failing such agreement, may exercise its right to terminate.

(e) Warranties, covenants and indemnities

Metcash gives the CULS Underwriter certain customary representations and warranties concerning, amongst other things, the content of the prospectus relating to the Rights Issue complying with the Corporations Act and the Listing Rules. Metcash also gives certain covenants to the CULS Underwriter with regard to the conduct of its business during the offer period for the CULS. In particular, Metcash must not draw down under the Syndicated Facility until the earlier of the redemption of the CULS in accordance with the CULS terms of issue, the Metcash Share Scheme becoming Effective or the Takeover Offer becoming unconditional.

Metcash agrees to indemnify the CULS Underwriter, its directors, officers, employees or advisers against all losses suffered by such parties arising from the Rights Issue except where such losses were incurred as a result of the fraud, recklessness, wilful misconduct or negligence of such indemnified parties or any penalty which an indemnified party is required to pay for any contravention of the Corporations Act. Indemnifiable losses do not include loss or damage suffered simply as a result of the CULS Underwriter being required to perform its obligations under the Underwriting Agreement or being required to compensate Metcash for a breach of the CULS Underwriter of that agreement.

Part 2 - CUPS Subscription Agreement

Summary of CUPS Subscription Agreement

(a) Subscription

Under the Subscription Agreement, Deutsche Bank (the **Subscriber**) agrees to subscribe for, and Metcash agrees to issue to the Subscriber, 500,000 CUPS for an aggregate sum of $50,000,000, on the terms set out in the Subscription Agreement and the terms of issue of the CUPS (**CUPS Terms**). The Subscriber is also entitled to hedge some or all of the CUPS issued to the Subscriber, provided that the Subscriber remains the holder of the CUPS.

(b) Pre-conditions

The obligations of the Subscriber to subscribe for CUPS under the subscription agreement are conditional upon the following being satisfied or waived by the Subscriber by 31 May 2005 (or such other date as the parties may agree):

(1) the completion of the issue of the CULS as set out in the Underwriting Agreement;

(2) Metcash delivering to the Subscriber evidence of the Metcash Scheme coming into full force and effect in accordance with the Corporations Act;

(3) Newco and Metcash each delivering to the Subscriber, on the date immediately before the day on which the Metoz Scheme Meeting is held, a certificate whereby two directors of each company certify that as at the date of each such certificate, and other than as notified to the Subscriber prior to the date of the certificate, neither company has failed to comply with its obligations pursuant to the transaction documents to which each of them is a party, that none of the representations and warranties made by each of them are untrue and incorrect and misleading in any respect and no termination event (see below) has occurred;

(4) the receipt by Metcash and Newco (as the case may be) of any waivers or approvals from the ASX in a form reasonably satisfactory to the Subscriber necessary for the issue of CUPS to proceed and for shares in Newco to be delivered to holders of CUPS upon exchange in accordance with the CUPS Terms;



(5) the delivery to the Subscriber of an opinion from Minter Ellison in the agreed form; and

(6) Newco delivering to the Subscriber a certified copy of the executed Exchange Deed (as set out in the Subscription Agreement) and the CUPS Terms.

(c) Fees

Upon issue of the CUPS, Metcash must pay the Subscriber a usage fee of $500,000.

Metcash must also pay the reasonable legal and out of pocket costs and expenses of the Subscriber of and incidental to the negotiation and execution of the transaction documents and the issue of the CUPS pursuant to the Subscription Agreement.

(d) Termination events

If as at 31 May 2005 (or such other date as may be agreed between the parties) any of the above conditions at (b) has not been satisfied or waived by the Subscriber or any of the events referred to in section 12.11(b)(2) occurs, either party may terminate the Subscription Agreement.

The Subscriber may also, after prior consultation with Metcash, terminate all of its outstanding obligations under the Subscription Agreement if any of the following events occur at any time prior to the Metoz Scheme Meeting:

(1) (**no quotation**) the ASX does either of the following:

  (A) suspends quotation of the Newco Shares (other than a trading halt granted with the prior consent of the Subscriber and other than a suspension for part of, but not less than, a day) for a reason connected with, or arising from, Newco not keeping the market fully informed of material matters and issues relating to Newco in accordance with ASX Listing Rule 3.1; or

  (B) suspends quotation of the Newco Shares (other than a trading halt granted with the prior approval of the Subscriber) for a reason other than that referred to in the above sub-paragraph, for two or more consecutive Business Days;

(2) (**certificate**) the certificates are not furnished by Metcash or Newco in accordance with all of the requirements of pre-condition (3) above;

(3) (**default**) Metcash or Newco is in default of any of the terms or conditions of any of several transaction documents in relation to CUPS to which it is a party or breaches in any respect any warranty, representation, covenant or undertaking given by it in any such transaction document and that default or breach is either incapable of remedy or is not remedied within 5 Business Days after it occurs;

(4) (**ASIC**) ASIC:

  (i) applies for an order under Section 1324B of the Corporations Act in relation to the issue of CUPS and the application is not dismissed or withdrawn before the Metoz Scheme Meeting;

  (ii) gives notice of intention to hold a hearing or investigation into Metcash or Newco;

  (iii) gives notice of an intention to prosecute Metcash or Newco or any director of either company;

(5) (**capital structure**) subject to the Subscription Agreement, either Newco or Metcash alters its capital structure without the prior written consent of the Subscriber, other than:

  (i) as contemplated in the proposed transactions as at the date of the Subscription Agreement;

  (ii) as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;

  (iii) under an existing employee share plan of Metcash or Newco; or

  (iv) under a dividend reinvestment plan of Metcash or Newco;

(6) (**constitution altered**) subject to the Subscription Agreement or the proposed transactions, the constitution or any other constituent document of Newco or Metcash is amended without the prior written consent of the Subscriber, which consent must not be unreasonably withheld;

(7) (**adverse change**) subject to the proposed transactions, any adverse change occurs (or becomes known) prior to the Metoz Scheme Meeting in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash or Newco, including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash or Newco including from those respectively disclosed in the CULS Prospectus;

(8) (**hostilities**) there is an outbreak of hostilities (whether or not war has been declared) not presently existing, or a major escalation in existing hostilities occurs, involving any one or more of the following:

(A) Australia;

(B) the United Kingdom;

(C) the United States of America;

(D) the Peoples Republic of China;

(E) any of the republics formerly comprising the Union of Soviet Socialist Republics;

(F) Japan;

(G) Israel;

(H) Indonesia;

(I) any member country of the Organisation of Petrol Exporting Countries; or

(J) any member state of the European Union,

a national emergency is declared in any of those countries, or a major terrorist act is perpetrated anywhere in the world;

(9) (**banking moratorium**) a general moratorium on commercial banking activities in Australia, the United States of America or the United Kingdom is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries;

(10) (**vitiation of transaction documents**):

(A) All or a material part of any material provision of any transaction document in relation to the CUPS (including the Subscription Agreement, the Exchange Deed or the CUPS Terms):

(i) ceases to have effect, otherwise and in accordance with its terms as permitted by the transaction documents; or

(ii) is or becomes void, voidable, illegal, invalid or unenforceable (other than by reason only of a party waiving any of its rights) or capable of being terminated, rescinded or avoided or of limited force and effect, or its performance by Metcash or Newco becomes illegal; or

(B) Metcash or Newco alleges or claims that such an event as has occurred; or

(11) (**revocation of approvals**) any of the waivers or approvals provided under pre-condition (4) above by a person other than the Subscriber are repealed, revoked, terminated or withheld or expire or are modified or amended in a material respect and are not furnished, replaced or reinstated by another sufficient waiver or approval.

In respect of the events set out in (3) to (9), the Subscriber may only terminate the Subscription Agreement if the relevant event is one which, in the reasonable judgment of the Subscriber, would or is reasonably likely to materially and adversely affect the investment in the CUPS.

(e) Warranties, covenants

Metcash and Newco give the Subscriber certain representations and warranties ordinarily provided in relation to this type of agreement.

In addition, Metcash and Newco undertake to the Subscriber not to issue CUPS to any person other than the Subscriber without the Subscriber's prior written consent, while Metcash undertakes to the Subscriber not to issue any other Shares, options or any other securities without the Subscriber's prior written consent (such consent not to be unreasonably withheld or delayed) other than as contemplated in the proposed transactions as at the date of the Subscription Agreement, as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer, under an existing employee share plan of Metcash or Newco or



under a dividend reinvestment plan of Metcash or Newco. Each also undertakes to the Subscriber (other than as set out in the proposed transactions) not to undertake any reorganisation or restructuring of Metcash or Newco or alter the constitution of either, without the Subscriber's prior consent, to comply with the CUPS Terms and to ensure that no event of default occurs under the Syndicated Facilities. Most of these undertakings continue until the date that the shares in Newco are issued under and in accordance with the Exchange Deed.

Part 3 - Offer letter from Newco to Metoz Holdings dated 5 December 2004

Summary of Newco's offer to purchase all Metcash Shares

Under the offer the subject of the letter (**Offer**), Newco offers to purchase all of the issued ordinary no par value shares in the capital of Metoz Holdings (the **Metoz Holdings shares**). Newco offers the South African Rand equivalent on the date on which the currency is converted, of $0.5925[9] per Metoz Holdings Share, amounting to a total Metoz Scheme Offer Amount of $1,081,081,509. The Metoz Holdings Shareholders collectively assume all exchange rate risk in relation to the payment of the consideration for the Metoz Holdings shares under the Offer.

The Offer forms the basis of the Metoz Scheme, which is intended to be implemented to effect the transaction contemplated by the Offer.

(a) Fees

Any fee which may be agreed to by the Metoz Holdings Board and payable by way of a facilitation fee due to any financial advisor shall be paid, as to no more than an amount of 0.3 South African cents per Metoz Holdings Share, by Metoz. In the event that no such fee or a lesser fee is paid, the consideration per Metoz Holdings Share will be increased by an amount equal to the difference between 0.3 South African cents and the amount actually paid.

(b) Pre-conditions

The Offer is contingent on the satisfaction of the following pre-conditions:

(1) Newco delivering by no later than 31 January 2005, a letter to the board of Metoz Holdings, confirming, in form and substance satisfactory to the South African Securities Regulation Panel, and to the reasonable satisfaction of Metoz Holdings, that it has cash resources available to satisfy in full the Metoz Scheme Offer Amount;

(2) an unqualified recommendation from a majority of the board of directors of Metoz Holdings to the Metoz Holdings Shareholders to vote in favour of the Offer by no later than 10 business days after the delivery of the letter referred to at (1);

(3) an independent financial adviser being appointed by the board of Metoz Holdings to advise the Metoz Holdings Shareholders and the adviser confirming that the consideration offered per Metoz Holdings Share pursuant to the Offer is fair and reasonable to Metoz Holdings Shareholders by no later than 10 business days after the delivery of the letter referred to at (1); and

(4) all of the directors of Metoz Holdings agreeing to vote all of their Metoz Holdings shares in favour of the Metoz Scheme and agreeing to indicate this in the relevant Metoz Scheme documentation to Metoz Holdings Shareholders by no later than 10 business days after the delivery of the letter referred to at (1).

(c) Conditions precedent

The Metoz Scheme effecting the transfer of the Metoz Holdings shares pursuant to the Offer will be subject to the fulfilment of the following conditions precedent by no later than 30 June 2005 (except in relation to (4)):

(1) the approval of the JSE Securities Exchange South Africa, Securities Regulation Panel and Exchange Control Department of the South African Reserve Bank, to the Metoz Scheme and all of the documents associated with that scheme;

(2) the Metoz Scheme:

(A) being approved by not less than the statutory majority necessary (being no less than three-fourths of those Metoz Holdings Shareholders present and voting at the Metoz Scheme meeting);

9 Due to the reduction in the amount of Metoz Net Liabilities since the Announcement, as outlined in Section 1.3, this figure has now increased to $0.6015 per Metoz share held.

(B) being sanctioned by the High Court of South Africa; and

(C) the order of court being registered by the Registrar of Companies;

(3) the Metcash Share Scheme becoming unconditional in every respect (save for any condition in the Metcash Share Scheme requiring or depending on the Metoz Scheme to become unconditional);

(4) no material adverse change having arisen in relation to Metoz, by no later than the business day prior to the date of sanction of the Metoz Scheme, where a material adverse change means any adverse effect, fact, circumstances or potential adverse effect, fact or circumstance which has arisen or occurred, or which might reasonably be expected to occur and which is or might reasonably be expected (alone or together with any other actual or potential adverse effect, fact or circumstance) to be material with regard to the business, continued existence, assets, revenues or financial position of Metoz. Such a change should involve an adverse impact of no less than 10% upon the assets and/or market capitalisation of Metoz Holdings and its subsidiaries (other than Metcash) for the change to be "material".

Part 4 - Summary of Newco constitution

(a) (**Share capital**) Newco directors may issue or cancel Newco Shares (including preference shares), or grant options over unissued Newco Shares.

(b) (**Transfer of Newco Shares**) Subject to Newco's constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of their shares by a proper ASTC transfer or an instrument in writing in any usual form or in any other form that the directors of Newco approve.

The transferor remains the holder of the shares transferred until the transfer is effected in accordance with the ASTC Settlement Rules or the name of the transferee is entered in the register of members in respect of the shares.

The directors may decline to register a transfer where the transfer is not in registrable form or the refusal to register is permitted under the ASX Listing Rules.

(c) (**Voting**) Subject to Newco's constitution, at a general meeting, each ordinary shareholder entitled to vote may attend and vote in person or by proxy, attorney or (where a member is a body corporate) by representative.

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded. Subject to the Newco constitution, on a show of hands, every ordinary shareholder present in person or by proxy, attorney or representative has one vote. Subject to the Newco constitution, on a poll, every ordinary shareholder voting in person or by proxy, attorney or representative has one vote for each fully paid share held by them.

(d) (**Dividends**) Subject to the Corporations Act, the directors of Newco may pay any interim and final dividends, without confirmation by a general meeting as, in their judgment, the financial position of Newco justifies.

(e) (**Dividend reinvestment plan**) The Directors may implement a dividend reinvestment plan on such terms as they think fit.

(f) (**Capitalisation of profits**) Subject to any rights or restrictions attached to any shares or class of shares, the directors of Newco may capitalise any amount and distribute it among such of the members as would be entitled to receive dividends and in the same proportions.

(g) (**Winding up**) Subject to the Newco constitution and to the rights or restrictions attached to any shares or a class of shares, if Newco is wound up and the property of Newco is sufficient to pay all debts, liabilities and costs of winding up, the excess must be divided among the ordinary shareholders in proportion to the number of shares held by them.

If the company is wound up, the liquidator may, with the sanction of a special resolution divide the whole or any part of the property of the company among the members and determine how the division is to be carried out as between the members.

(h) (**Alteration of capital**) Subject to the Corporations Act, Newco may, by resolution, alter the company's share capital. The directors may determine any distribution paid on a return of capital including a distribution of specific assets. If the company distributes to its members securities in another body corporate, each member agrees to become a member of that other body corporate.



Annexure B - Loan Deeds

Part A

This loan deed

is made on 2005 between the following parties:

1 **Metcash Trading Limited**
ACN 000 031 569
of 4 Newington Road, Silverwater NSW 2128
(**Lender**)

2 **The Newco Project X Limited**
ACN 112 073 480
c/o Deutsche Bank AG, 225 George Street, Sydney, NSW 2000
(**Borrower**)

Recitals

A. The Borrower has requested the Lender to make available the Loan to the Borrower for the Express Purpose.

B. The Lender has agreed to make the Loan on the terms and subject to the conditions of this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1 Definitions and interpretation

1.1 Definitions

In this deed:

Business Day means:

(a) for the purposes of clause 4.2, a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and

(b) for all other purposes, a day on which banks are open for business in Sydney excluding a Saturday, Sunday or public holiday;

Capital Reorganisation means the proposed capital reorganisation of the Lender which will result in the acquisition of the entire issued share capital of the Lender's (indirect) majority shareholder Metoz and the issued capital of the Lender held by shareholders not associated with Metoz;

Dollars, **A$** and **$** means the lawful currency of the Commonwealth of Australia;

Effective means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa);

Excluded Tax means any Tax imposed by any jurisdiction on the net income of a party;

Express Purpose means the payment by the Borrower of:

(a) the cash consideration for the acquisition of the entire issued share capital of the Metoz pursuant to the Metoz Scheme; and

(b) an amount to Metoz to pay down Metoz's net liabilities;

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

Interest Rate means an interest rate equal to the interest rate payable by the Lender under the Senior Facility;

Loan means up to $527,000,000 to be made available by the Lender to the Borrower under this deed;

Metoz means Metoz Holdings Limited;

Metoz Scheme means the Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz.

Officer means in relation to this deed, a director, secretary or authorised officer for the purposes of this deed;

Outstanding Moneys means all debts and monetary liabilities of the Borrower to the Lender under or in relation to this deed and in any capacity, irrespective of whether the debts or liabilities:

(a) are present or future;

(b) are actual, prospective, contingent or otherwise;

(c) are at any time ascertained or unascertained;

(d) are owed or incurred by or on account of the Borrower alone, or severally or jointly with any other person;

(e) are owed or incurred as principal, interest, fees, charges, taxes, duties or other imposts, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account; or

(f) comprise any combination of the above;

Release Time means the date and time at which the Metoz Scheme becomes Effective.

Repayment Date means 31 January 2014;

Senior Facility means the Senior Syndicated Revolving Facility between Australia and New Zealand Banking Group Limited and the Lender entered into in connection with the Capital Reorganisation; and

Tax means:

(a) any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding; or

(b) any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed on, or in respect of, any of the above.

1.2 Interpretation

In this deed:

(a) headings are for convenience only and do not affect the interpretation of this deed;

(b) the singular includes the plural and the converse;

(c) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d) a reference to a person includes a corporation, trust, partnership, unincorporated body or other entity;

(e) a reference to a clause or schedule is a reference to a clause of, or schedule to, this deed;

(f) a reference to a party to this deed or another agreement or document includes the party's successors and permitted substitutes or assigns;

(g) a reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time; and



(h) a reference to "writing" includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

1.3 Business Day

Where the day on or by which any thing is to be done under this deed is not a Business Day, that thing must be done on or by the preceding Business Day.

2 Loan

2.1 Loan

(a) The Lender agrees to provide the Loan to the Borrower for the Express Purpose only on the terms and conditions contained in this deed.

(b) The Borrower is not entitled to draw down under the Loan until the Release Time.

2.2 Interest

(a) The Borrower must pay interest on the Loan at the Interest Rate on the earlier of:

(1) the Repayment Date; and

(2) on demand by the Lender at any time after the Implementation Date.

(b) The interest payable under this clause 2.2 will be capitalised by the Lender at monthly intervals.

2.3 Repayment

(a) The Borrower must repay the Outstanding Moneys to the Lender on the earlier of:

(1) the Repayment Date; and

(2) on demand by the Lender at any time after the Implementation Date.

(b) No amount repaid shall be available for re-borrowing.

(c) The Borrower shall have the right, without any penalty, to repay the Loan before the Repayment Date, in whole or in part, provided that the Borrower gives the Lender 10 Business Days prior notice of such repayment.

3 Payments

3.1 Time and method of payment

The Borrower must make all payments due to the Lender under this deed:

(a) in immediately available funds to the account specified in writing by the Lender to the Borrower;

(b) in dollars; and

(c) not later than 11:00am on the due date,

or in such other manner as the Lender in its absolute discretion directs.

3.2 Payments in gross

All payments which the Borrower is required to make under this deed must be:

(a) without any set-off, counterclaim or condition; and

(b) without any deduction or withholding for any Tax or any other reason unless the withholding or deduction is required by law.

3.3 Additional payments

If:

(a) the Borrower is required to make a deduction or withholding in respect of Tax (other than Excluded Tax) from any payment to be made to the Lender under this deed; or

(b) the Lender is required to pay any Tax (other than Excluded Tax) in respect of any payment it receives from the Borrower under this deed,

the Borrower:

(c) indemnifies the Lender against that Tax; and

(d) must pay to the Lender an additional amount which the Lender determines to be necessary to ensure that the Lender receives when due a net amount (after payment of any Tax in respect of each additional amount) that is equal to the full amount it would have received if a deduction or withholding or payment of Tax had not been made.

3.4 Taxation deduction procedures

If clause 3.3(a) applies:

(a) the Borrower must pay the amount deducted or withheld to the appropriate Governmental Agency as required by law; and

(b) the Borrower must:

(1) use reasonable endeavours to obtain a payment receipt from the Governmental Agency (and any other documentation ordinarily provided by the Governmental Agency in connection with the payment); and

(2) within 2 Business Days after receipt of the documents referred to in clause 3.4(b)(1), deliver copies of them to the Lender.

3.5 Tax Credit

If the Borrower makes an additional payment under clause 3.3 for the benefit of the Lender, and the Lender determines that:

(a) a credit against, relief or remission for, or repayment of any Tax (Tax Credit) is attributable to that additional payment; and

(b) the Lender has obtained, utilised or retained that Tax Credit,

then the Lender must pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after Tax position as it would have been in had the additional payment not been made by the Borrower.

3.6 Tax affairs

Nothing in clause 3.5:

(a) interferes with the right of the Lender to arrange its tax affairs in any manner it thinks fit;

(b) obliges the Lender to investigate the availability of, or claim, any Tax Credit; or

(c) obliges the Lender to disclose any information relating to its tax affairs or any tax computations.

4 General

4.1 Assignment

Neither party may transfer or assign any of its rights or obligations under this deed without the prior written consent of the other party.

4.2 Notices

(a) Any notice or other communication to or by a party to this deed:

(1) may be given by delivery in person or sent by post or facsimile transmission;



(2) must be in legible writing and in English addressed as shown below:

(A) if to the Borrower:

Address:	c/o Deutsche Bank AG Level 18, 225 George Street Sydney NSW 2000
Attention:	The Company Secretary
Facsimile:	+61 2 9258 1400

(B) if to the Lender:

Address:	4 Newington Road, Silverwater NSW 2128
Attention:	The Company Secretary
Facsimile:	+61 2 9741 3027

or as specified by any party to the sender by notice;

(3) must be signed by an Officer of the sender or under the common seal of the sender;

(4) is regarded as being given by the sender and received by the addressee:

(A) if by delivery in person, when delivered to the addressee;

(B) if by post, on delivery to the addressee; or

(C) if by facsimile transmission, when received by the addressee in legible form,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) on a Business Day it is regarded as received at 9.00 am on the following Business Day; and

(5) can be relied upon by the addressee and the addressee is not liable to any person for any consequence of that reliance if the addressee in good faith believes it to be genuine, correct and authorised by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 24 hours after the transmission is received or regarded as received under clause 4.2(a) and informs the sender that it is not legible.

(c) In this clause 4.2, a reference to an addressee includes a reference to an addressee's officers, agents or employees and any person reasonably believed by the sender to be an officer, agent or employee of the addressee.

4.3 Governing law and jurisdiction

(a) This deed is governed by the laws of New South Wales.

(b) The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales.

4.4 Variation

Variation of any term of this deed must be in writing and signed by the parties.

4.5 Tax

(a) The Borrower must pay any Tax, other than an Excluded Tax in respect of the Lender, in respect of the execution, delivery, performance, release, discharge, amendment, enforcement or attempted enforcement or otherwise in respect of this deed and any transaction contemplated under this deed.

(b) The Borrower must pay any fine, penalty or other cost in respect of a failure to pay any Tax described in clause 4.5(a) except to the extent that the fine, penalty or other cost is caused by the Lender's failure to lodge money received from the Borrower within 3 Business Days before the due date for lodgement.

(c) The Borrower indemnifies the Lender against any amount payable under clause 4.5(a) or 4.5(b) or both.

4.6 Counterparts

(a) This deed may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this deed by signing any counterpart.

Executed as a deed

Signed sealed and delivered by
Metcash Trading Limited
by:

____________________	____________________
Secretary/Director	Director
____________________	____________________
Name (please print)	Name (please print)

Signed sealed and delivered by
The Newco Project X Limited
by:

____________________	____________________
Secretary/DirectorDirector	
____________________	____________________
Name (please print)	Name (please print)



Part B

This loan deed

is made on 2005 between the following parties:

1 **Metcash Trading Limited**
ACN 000 031 569
of 4 Newington Road, Silverwater NSW 2128
(**Lender**)

2 **The Newco Project X Limited**
ACN 112 073 480
c/o Deutsche Bank AG, 225 George Street, Sydney, NSW 2000
(**Borrower**)

Recitals

A. The Borrower has requested the Lender to make available the Loan to the Borrower for the Express Purpose.

B. The Lender has agreed to make the Loan on the terms and subject to the conditions of this deed.

This deed witnesses

that in consideration of, among other things, the mutual promises contained in this deed, the parties agree:

1 Definitions and interpretation

1.1 Definitions

In this deed:

Business Day means:

(a) for the purposes of clause 4.2, a day on which banks are open for business in the city where the notice or other communication is received excluding a Saturday, Sunday or public holiday; and

(b) for all other purposes, a day on which banks are open for business in Sydney excluding a Saturday, Sunday or public holiday;

Capital Reorganisation means the proposed capital reorganisation of the Lender which will result in the acquisition of the entire issued share capital of the Lender's (indirect) majority shareholder Metoz and the issued capital of the Lender held by shareholders not associated with Metoz;

Dollars, **A$** and **$** means the lawful currency of the Commonwealth of Australia;

Effective means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa);

Excluded Tax means any Tax imposed by any jurisdiction on the net income of a party;

Express Purpose means the payment by the Borrower of:

(a) the cash consideration for the acquisition of the entire issued share capital of Metoz pursuant to the Metoz Scheme; and

(b) an amount to Metoz to pay down Metoz's net liabilities;

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity;

Loan means the amount of $794,000,000 to be made available by the Lender to the Borrower under this deed;

Metoz means Metoz Holdings Limited;

Metoz Scheme means the Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz;

Officer means in relation to this deed, a director, secretary or authorised officer for the purposes of this deed;

Outstanding Moneys means all debts and monetary liabilities of the Borrower to the Lender under or in relation to this deed and in any capacity, irrespective of whether the debts or liabilities:

(a) are present or future;

(b) are actual, prospective, contingent or otherwise;

(c) are at any time ascertained or unascertained;

(d) are owed or incurred by or on account of the Borrower alone, or severally or jointly with any other person;

(e) are owed or incurred as principal, interest, fees, charges, taxes, duties or other imposts, damages (whether for breach of contract or tort or incurred on any other ground), losses, costs or expenses, or on any other account; or

(f) comprise any combination of the above;

Release Time means the date and time at which the Metoz Scheme becomes Effective.

Repayment Date means 31 January 2014; and

Tax means:

(a) any tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding; or

(b) any income, stamp or transaction duty, tax or charge,

which is assessed, levied, imposed or collected by any Governmental Agency and includes, but is not limited to, any interest, fine, penalty, charge, fee or other amount imposed on, or in respect of, any of the above.

1.2 Interpretation

In this deed:

(a) headings are for convenience only and do not affect the interpretation of this deed;

(b) the singular includes the plural and the converse;

(c) where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(d) a reference to a person includes a corporation, trust, partnership, unincorporated body or other entity;

(e) a reference to a clause or schedule is a reference to a clause of, or schedule to, this deed;

(f) a reference to a party to this deed or another agreement or document includes the party's successors and permitted substitutes or assigns;

(g) a reference to an agreement or document is to the agreement or document as amended, novated, supplemented or replaced from time to time; and

(h) a reference to "writing" includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

1.3 Business Day

Where the day on or by which any thing is to be done under this deed is not a Business Day, that thing must be done on or by the preceding Business Day.



2 Loan

2.1 Loan

(a) The Lender agrees to provide the Loan to the Borrower for the Express Purpose only on the terms and conditions contained in this deed.

(b) The Borrower is not entitled to draw down under the Loan until the Release Time.

2.2 Interest

No interest shall be payable on the Loan by the Borrower to the Lender.

2.3 Repayment

(a) The Borrower must repay the Outstanding Moneys to the Lender on the earlier of:

 (1) the Repayment Date; and

 (2) on demand by the Lender at any time after the Implementation Date.

(b) No amount repaid shall be available for re-borrowing.

(c) The Borrower shall have the right, without any penalty, to repay the Loan before the Repayment Date, in whole or in part, provided that the Borrower gives the Lender 10 Business Days prior notice of such repayment.

3 Payments

3.1 Time and method of payment

The Borrower must make all payments due to the Lender under this deed:

(a) in immediately available funds to the account specified in writing by the Lender to the Borrower;

(b) in dollars; and

(c) not later than 11:00am on the due date,

or in such other manner as the Lender in its absolute discretion directs.

3.2 Payments in gross

All payments which the Borrower is required to make under this deed must be:

(a) without any set-off, counterclaim or condition; and

(b) without any deduction or withholding for any Tax or any other reason unless the withholding or deduction is required by law.

3.3 Additional payments

If:

(a) the Borrower is required to make a deduction or withholding in respect of Tax (other than Excluded Tax) from any payment to be made to the Lender under this deed; or

(b) the Lender is required to pay any Tax (other than Excluded Tax) in respect of any payment it receives from the Borrower under this deed,

the Borrower:

(c) indemnifies the Lender against that Tax; and

(d) must pay to the Lender an additional amount which the Lender determines to be necessary to ensure that the Lender receives when due a net amount (after payment of any Tax in respect of each additional amount) that is equal to the full amount it would have received if a deduction or withholding or payment of Tax had not been made.

3.4 Taxation deduction procedures

If clause 3.3(a) applies:

(a) the Borrower must pay the amount deducted or withheld to the appropriate Governmental Agency as required by law; and

(b) the Borrower must:

(1) use reasonable endeavours to obtain a payment receipt from the Governmental Agency (and any other documentation ordinarily provided by the Governmental Agency in connection with the payment); and

(2) within two Business Days after receipt of the documents referred to in clause 3.4(b)(1), deliver copies of them to the Lender.

3.5 Tax Credit

If the Borrower makes an additional payment under clause 3.3 for the benefit of the Lender, and the Lender determines that:

(a) a credit against, relief or remission for, or repayment of any Tax (Tax Credit) is attributable to that additional payment; and

(b) the Lender has obtained, utilised or retained that Tax Credit,

then the Lender must pay an amount to the Borrower which the Lender determines will leave it (after that payment) in the same after Tax position as it would have been in had the additional payment not been made by the Borrower.

3.6 Tax affairs

Nothing in clause 3.5:

(a) interferes with the right of the Lender to arrange its tax affairs in any manner it thinks fit;

(b) obliges the Lender to investigate the availability of, or claim, any Tax Credit; or

(c) obliges the Lender to disclose any information relating to its tax affairs or any tax computations.

4 General

4.1 Assignment

Neither party may transfer or assign any of their rights or obligations under this deed without the prior written consent of the other party.

4.2 Notices

(a) Any notice or other communication to or by a party to this deed:

(1) may be given by delivery in person or sent by post or facsimile transmission;

(2) must be in legible writing and in English addressed as shown below:

(A) if to the Borrower:

Address: c/o Deutsche Bank AG
Level 18, 225 George Street
Sydney NSW 2000

Attention: The Company Secretary

Facsimile: +61 2 9258 1400



(B) if to the Lender:

Address: 4 Newington Road, Silverwater NSW 2128
Attention: The Company Secretary
Facsimile: + 61 2 9741 3027

or as specified by any party to the sender by notice;

(3) must be signed by an Officer of the sender or under the common seal of the sender;

(4) is regarded as being given by the sender and received by the addressee:

(A) if by delivery in person, when delivered to the addressee;

(B) if by post, on delivery to the addressee; or

(C) if by facsimile transmission, when received by the addressee in legible form,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time) on a Business Day it is regarded as received at 9.00 am on the following Business Day; and

(5) can be relied upon by the addressee and the addressee is not liable to any person for any consequence of that reliance if the addressee in good faith believes it to be genuine, correct and authorised by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 24 hours after the transmission is received or regarded as received under clause 4.2(a) and informs the sender that it is not legible.

(c) In this clause 4.2, a reference to an addressee includes a reference to an addressee's officers, agents or employees and any person reasonably believed by the sender to be an officer, agent or employee of the addressee.

4.3 Governing law and jurisdiction

(a) This deed is governed by the laws of New South Wales.

(b) The parties irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales.

4.4 Variation

Variation of any term of this deed must be in writing and signed by the parties.

4.5 Tax

(a) The Borrower must pay any Tax, other than an Excluded Tax in respect of the Lender, in respect of the execution, delivery, performance, release, discharge, amendment, enforcement or attempted enforcement or otherwise in respect of this deed and any transaction contemplated under this deed.

(b) The Borrower must pay any fine, penalty or other cost in respect of a failure to pay any Tax described in clause 4.5(a) except to the extent that the fine, penalty or other cost is caused by the Lender's failure to lodge money received from the Borrower within 3 Business Days before the due date for lodgement.

(c) The Borrower indemnifies the Lender against any amount payable under clause 4.5(a) or 4.5(b) or both.

4.6 Counterparts

(a) This deed may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this deed by signing any counterpart.

Executed as a deed

Signed sealed and delivered by
Metcash Trading Limited
by:

Secretary/Director	Director
Name (please print)	Name (please print)

Signed sealed and delivered by
The Newco Project X Limited
by:

Secretary/Director	Director
Name (please print)	Name (please print)

Excludes U.S. residents
Included for information only

SEC MAIL RECEIVED PROC
MAY 10 2005

Metcash
TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED PROSPECTUS

ABN 61 000 031 569

GA DISTRIBUTION, CAMPBELLS CASH & CARRY

AUSTRALIAN LIQUOR MARKETERS,

GA DISTRIBUTION, CAMPBELLS CASH & CARRY

PRO RATA OFFER

AUSTRALIAN LIQUOR MARKETERS,

5 for 6 pro rata offer of Convertible Unsecured Loan Stock (CULS) at an Issue Price of $2.54 per CULS to raise approximately $746 million

GA DISTRIBUTION, CAMPBELLS CASH & CARRY


IGA DISTRIBUTION
It's your IGA
IGA
INDEPENDENT GROCERS OF AUSTRALIA


CAMPBELLS CASH AND CARRY
WILDBERRIES
RASPBERRIES
JELLY BABIES


AUSTRALIAN LIQUOR MARKETERS

Lead Manager and Underwriter

Deutsche Bank

Important Information

This prospectus (Prospectus) is important and requires your immediate attention.

This Prospectus relates to the offer (Offer) of Convertible Unsecured Loan Stock (CULS). CULS are convertible, redeemable, unsecured loan notes issued by Metcash Trading Limited (Metcash) which are convertible, in certain circumstances, into fully paid ordinary shares in a new company, The Newco Project X Limited (Newco).

The Offer and the information in this Prospectus is not financial advice and does not take into account the investment objectives, financial situation and particular needs of individual investors. It is important that you read the entire Prospectus before making any decision to invest in CULS. In particular, it is important that you consider the prospects of Metcash and Newco and the risk factors that could affect the financial performance of Metcash and Newco. You should carefully consider these factors in light of your particular investment needs, objectives and financial circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in CULS. The risk factors that the Directors have identified as the key risks to an investment in CULS, Metcash and Newco which should be considered are set out in Section 13. You should carefully consider these risks before deciding whether to invest in CULS.

This Prospectus is dated 11 February 2005 and was lodged with the Australian Securities and Investments Commission (ASIC) on that date. ASIC and the Australian Stock Exchange Limited (ASX) take no responsibility for this Prospectus or the merits of the investment to which this Prospectus relates. *No CULS will be allotted or issued on the basis of this Prospectus later than 13 months* after the date of this Prospectus. Within seven days after the date of this Prospectus, Metcash will apply to ASX for the CULS offered under this Prospectus to be quoted on ASX. No person is authorised to provide any information or to make any representation in connection with the Offer which is not described in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by Metcash in connection with the Offer.

The Retail Offer is being made in Australia and New Zealand, and the Prospectus may not be distributed anywhere outside these jurisdictions unless it is attached to or constitutes part of an offering memorandum that describes the selling restrictions for that jurisdiction. Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time with a registered address in Australia or New Zealand other than Eligible Institutional Shareholders (Eligible Retail Shareholders) will only be entitled to apply for CULS up to the number of CULS to which they are entitled by completing and lodging their personalised Acceptance Form, accompanied by payment in full for those CULS for which they wish to apply. The number of CULS which will be offered to Eligible Shareholders will be as shown on their personalised Acceptance Form, accompanying this Prospectus. Applications for CULS by Eligible Retail Shareholders under this Prospectus must be lodged by no later than 5.00pm Sydney time on 15 March 2005.

Investment decisions

If you are an Eligible Shareholder, you need to decide whether to accept the Offer in respect of all, some or none of the CULS offered to you under this Prospectus. If you do not accept the Offer in respect of all of the CULS, Metcash has made arrangements for the CULS in respect of which you did not accept the Offer to be sold and for you to receive any incremental value achieved above the Issue Price in this sale process. Section 4 of this Prospectus sets out actions required by Eligible Retail Shareholders who wish to accept the Offer, and instructions on how to complete your personalised Acceptance Form are included on the reverse of that form.

Eligible Retail Shareholders who accept the Offer are responsible for confirming their allocations of CULS before trading in them. Eligible Retail Shareholders who trade in CULS before confirming their allocation do so at their own risk. Investors allocated CULS under the Institutional Bookbuild or Retail Bookbuild who trade in CULS before receiving confirmation of their allocation also do so at their own risk.

This Prospectus is not being issued by Newco.

Prospectus availability

Eligible Retail Shareholders will be mailed a copy of the Prospectus with a personalised Acceptance Form. Eligible Retail Shareholders can obtain a copy of this Prospectus during the period of the Offer on the Metcash website at www.metcash.com or a paper copy will be provided to you free of charge if you call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia. Persons who access the electronic version of the Prospectus must ensure they download and read the entire Prospectus. The electronic version of this Prospectus on the Metcash website will not include a personalised Acceptance Form. Eligible Retail Shareholders will only be entitled to accept the offer by completing the personalised Acceptance Form which accompanies a paper copy of this Prospectus (refer to Section 4 for further information). The *Corporations Act 2001* (Cwlth) (Corporations Act) prohibits any person from passing the Acceptance Form on to another person unless it is attached to a hard copy of the Prospectus or a complete and unaltered electronic copy of this Prospectus. Neither this Prospectus nor any Acceptance Form may be sent to Shareholders or investors outside Australia and New Zealand (particularly the United States) or otherwise distributed outside Australia and New Zealand except that they may be sent by Metcash to Eligible Institutional Shareholders or Institutional Investors in selected overseas jurisdictions (other than the United States).

The distribution of this Prospectus in jurisdictions outside of Australia and New Zealand may be restricted by law and persons who come into possession of this Prospectus should seek their own advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The CULS have not been, and will not be, registered under the US Securities Act or the securities laws of any State of the United States and may not be offered or sold in the United States or to, or for the account or benefit of, US Persons except in transactions exempt from the registration requirements of the US Securities Act.

Definitions and abbreviations

A number of words and terms used in this Prospectus have defined meanings that appear in the Glossary of this Prospectus.

Financial amounts

All financial amounts contained in this Prospectus are expressed in Australian currency unless otherwise stated. Some figures may not reconcile due to rounding.

Time

All references to time are to the time in Sydney, Australia unless otherwise indicated.

Photographs and diagrams

Photographs and diagrams used in this Prospectus are illustrative only and may not be drawn to scale or be otherwise accurate. Photographs may or may not depict assets and businesses owned or controlled by Metcash.

Forward-looking statements

This Prospectus contains certain statements that relate to the future. These forward-looking statements have been based on Metcash's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements.

Neither Metcash nor its officers or advisers nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statement in this Prospectus will actually occur. You are cautioned not to place undue reliance on such forward-looking statements.

The forward-looking statements reflect views held only as at the date of this Prospectus. Except as required by law, Metcash disclaims any duty to update the statements to reflect any changes in expectations or events, conditions or circumstances on which any such forward-looking statements are based.

Disclaimer by the Trustee

The Trustee for the CULS is Australian Executor Trustees Limited.

Australian Executor Trustees Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Australian Executor Trustees Limited. To the maximum extent permitted by law, Australian Executor Trustees Limited expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name. Australian Executor Trustees Limited does not guarantee the repayment of capital or any particular rate of capital or income return on CULS.

Privacy notification and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

Metcash may collect personal information in the process of implementing the Offer. The personal information may include the names, addresses, other contact details and details of the shareholdings of Shareholders.

Shareholders who are individuals have certain rights to access the personal information collected in *relation to them. Such individuals should contact the Company Secretary, Metcash Trading Limited on* +61 2 9741 3000 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Offer.

The personal information may be disclosed to print and mail service providers, to Metcash's share registry (Registries Limited) and to Metcash's advisers to the extent necessary to implement the Offer.

The main consequence of not collecting the personal information outlined above would be that Metcash may be hindered in, or prevented from, implementing the Offer.

Enquiries

If you have questions in relation to the Offer, please contact your stockbroker, solicitor, accountant or other professional adviser. If you have questions in relation to how to complete the Acceptance Form, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

Exposure Period

The Corporations Act prohibits the processing of applications and issue of CULS in the seven day period after the date of lodgement of the Prospectus with ASIC. This is the Exposure Period. The Exposure Period may be extended by ASIC by up to a further seven days. No applications will be processed and no CULS will be issued during the Exposure Period.

Trading in CULS

It is your responsibility to determine your Allocation before trading CULS to avoid the risk of selling CULS you do not own.

To assist you in determining your Allocation prior to receipt of your holding statement, you may call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia to seek information on your Allocation.

If you sell CULS before you receive confirmation of your Allocation, you do so at your own risk.



Table of contents

METCASH TRADING LIMITED AUSTRALASIA

Letter from the Independent Directors

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

11 February 2005

Dear Shareholder

The Directors are pleased to offer you the opportunity to increase your investment in Metcash through a new security which is expected to be quoted on ASX.

The new security is called Convertible Unsecured Loan Stock (CULS). This Prospectus relates to the pro rata offer of CULS at an Issue Price of $2.54 per CULS to Metcash's existing shareholders (Offer).

The proceeds of the Offer will be used to partially fund the Capital Reorganisation (which was communicated to you in early December 2004). The Capital Reorganisation, if implemented, will result in the establishment of a new group holding company (Newco – later to be renamed Metcash Limited) and the acquisition of all of the issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited (Metoz Holdings).

CULS have been designed to partially finance the Capital Reorganisation by providing:

- **Certainty** – CULS deliver equity funding certainty to support the acquisition of Metoz Holdings; and
- **Flexibility** – CULS allow Metcash management flexibility to optimise Metcash's capital structure for various potential outcomes of the Capital Reorganisation and takeover bid for Foodland Associated Limited (which was also communicated to you in early December). If the Capital Reorganisation does not become Effective, Metcash will redeem all CULS, and Holders will be paid the Issue Price plus a Redemption Premium. If the Capital Reorganisation becomes Effective, 50% of CULS will convert into Newco Shares and the remainder will be either converted or redeemed, at Metcash's election.

If the Offer was accepted by all Metcash Shareholders, Metcash would be required to issue approximately 615 million CULS. However, Metoz Holdings has waived its rights under the Offer and Metcash only intends to issue approximately 294 million CULS to raise approximately $746 million. The Offer has been underwritten to this level by Deutsche Bank.

An offer of CULS to Metcash's institutional shareholders will be conducted on 14–15 February 2005.

The offer to the remainder of Metcash's eligible shareholders (Retail Offer) is expected to open at 9.00am on 24 February 2005 and close at 5.00pm on 15 March 2005. Shareholders who wish to apply for CULS pursuant to the Retail Offer will need to complete the personalised Acceptance Form accompanying this Prospectus. For eligible shareholders who decide not to accept the Offer, Metcash has made arrangements for CULS offered to you to be sold to other investors. You will receive the amount (if any) by which the price achieved in this sale process exceeds $2.54.

Full details of this investment opportunity are contained in this Prospectus and we urge you to read the entire document carefully. If you have any questions regarding how to apply, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia. If you are unsure whether the CULS are a suitable investment for you, we encourage you to consult your stockbroker, accountant, lawyer or other professional adviser.

As certain Directors are also directors of Metoz Holdings, we thought it appropriate that the Independent Directors give you our view of the Offer.

We invite you to consider the investment opportunity.

Yours faithfully


A. E. (Ted) Harris, AC
Deputy Chairman


Lou Jardin
Executive Director


Michael R. Jablonski
Executive Director


Richard A. Longes
Non-Executive Director


Bernard J. Hale
Executive Director


Peter L. Barnes
Non-Executive Director


Michael Wesslink
Executive Director


Edwin M. Jankelowitz
Executive Director

MARKETERS, CAMPBELLS CASH & CARRY
MARKETERS, CAMPBELLS CASH & CARRY


It's Community Chest
Week at your IGA

Key details of the Offer

Summary of key investment details

Offer	Five CULS for every six Metcash Shares held at the Record Date
Issue Price for each CULS	$2.54
Approximate number of CULS to be issued under the Offer	294 million
Approximate amount to be raised by the Offer	$746 million

Summary of key dates

Prospectus lodged with ASIC and ASX	11 February 2005
Institutional Offer	14 February – 12.00 noon Sydney time 15 February 2005
Institutional Bookbuild	15 February 2005
Metcash Shares quoted ex-entitlement on ASX	16 February 2005
Record Date to determine eligibility to participate in the Offer	5.00pm Sydney time 22 February 2005
Opening Date for the Retail Offer	24 February 2005
Allotment Date for CULS issued under the Institutional Offer and date when these CULS begin trading on ASX on a normal settlement basis	25 February 2005
Closing Date for the Retail Offer. This is the latest time for receipt of completed personalised Acceptance Forms and payment in full to the Registry	5.00pm Sydney time 15 March 2005
CULS issued under the Retail Offer begin trading on ASX on a deferred settlement basis	16 March 2005
Allotment Date for CULS issued under the Retail Offer	18 March 2005
Retail Bookbuild	18 March 2005
Dispatch of holding statements for CULS issued under the Retail Offer	21 March 2005
CULS issued under the Retail Offer begin trading on a normal settlement basis	22 March 2005
Dispatch of payment of excess (if any) above the Issue Price to relevant Shareholders	31 March 2005
Maturity Date (unless extended by Metcash under the CULS Terms of issue)	19 September 2005

Dates may change

These dates are indicative only and subject to change. Metcash, in consultation with the Lead Manager and Underwriter, reserves the right to amend the timetable without notice, subject to compliance with the Corporations Act, ASX Listing Rules and other applicable law. Metcash may also, subject to compliance with the Corporations Act, ASX Listing Rules and other applicable law, extend the Closing Date for the Retail Offer, or withdraw the Offer at any time prior to the allotment of CULS. If the Closing Date is extended, the later Offer dates may also be extended.

Quotation

Metcash will apply to ASX within seven days after the date of this Prospectus for CULS offered under this Prospectus to be quoted on ASX. The commencement of quotation of CULS is subject to ASX confirmation.

The Closing Date is 5.00pm Sydney time on 15 March 2005 (subject to change). Acceptance Forms must be received by that time by the Registry, together with cheque(s) and/or money order(s). Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheque(s) should be crossed "Not Negotiable". You may not pay in cash.

Questions

Questions relating to CULS and whether they are an appropriate investment for you should be directed to your accountant, stockbroker, lawyer or other professional adviser.

Questions on how to complete the Acceptance Form or regarding your holding in Metcash should be directed to the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

Metcash investment highlights

A leading marketing and distribution company in the Australian grocery and liquor wholesaling markets and New Zealand liquor wholesaling market

- One of Australia's top 150 listed companies, with a market capitalisation of approximately $2.5 billion[1]
- Sales in excess of $7 billion for the financial year ended 30 April 2004

Significant participation in the grocery and liquor wholesaling markets

- Metcash supplies:
  - Approximately 4,500 independent retailer grocery accounts
  - More than 13,000 licensed premises
  - Over 80,000 customers in the convenience and confectionery sector

A strong and successful management team with a proven track record

- **A strong and improving return on capital employed to shareholders[2]**


Return on capital employed
40%
35%
30%
25%
20%
15%
10%
0%
15%
21%
29%
34%
2001
2002
2003
2004

- **Since January 2001 Total Shareholder Return (TSR) has outperformed the ASX 200 Accumulation Index by 61% per annum**


Share price per formance
1000
800
600
400
200
0
TSR: 72% p.a.
TSR: 11% p.a.
1-Jan-01
15-May-02
26-Sep-03
8-Feb-05
Metcash (re based)
ASX 200 Accumulation (re based)

Notes

1 Based on Metcash closing share price at 8 February 2005.

2 Return on capital employed defined as EBITA divided by average capital employed. Capital employed is defined as total assets less all non-interest bearing liabilities.



The Capital Reorganisation and Takeover Offer

On 6 December 2004, Metcash announced the Capital Reorganisation and Takeover Offer

- The announcement relating to these corporate actions, which are not conditional on each other, was mailed to Shareholders in early December
- You should shortly receive the Scheme Booklet which contains further information regarding these corporate actions

The Capital Reorganisation[1]

- Proceeds from the Offer will be used to partially fund the Capital Reorganisation
- Under the Capital Reorganisation, Newco, a new group holding company, will acquire 100% of the ordinary shares in Metcash by acquiring:
  - Metoz's 52% controlling interest in Metcash for $2.92[2] per Metcash Share held; and
  - 48% of Metcash held by Non-Metoz Shareholders
- These steps will be implemented by the Metoz Scheme and Metcash Share Scheme which require approval of Metoz shareholders and Metcash shareholders respectively
- If the Metcash Share Scheme becomes Effective, Newco will be renamed Metcash Limited and, subject to ASX approval, be listed on ASX
- Key benefits of the Capital Reorganisation are expected to include:
  - Acquisition of Metoz's 52% controlling interest in Metcash at an attractive price
  - Financial benefits such as an improved capital structure and EPS accretion
  - Expected improvement in S&P/ASX index weighting and liquidity of Newco Shares
  - Removal of uncertainty regarding Metcash's future ownership

The Takeover Offer[1]

- Metcash has announced a takeover offer to acquire all issued capital of Foodland, a supermarket operator and grocery wholesaler in Australia and New Zealand
- Metcash has offered Foodland Shareholders:
  - 2.44[3] Metcash A Shares or $7.18 cash per Foodland share; and
  - One NZ Share per Foodland share
- Metcash proposes to retain ownership of Foodland Australia and to transfer Foodland New Zealand back to Foodland Shareholders
- Key benefits of the takeover are expected to include improved business scale and buying power and potential cost savings

Notes

1 Further information in relation to the Capital Reorganisation and Takeover Offer is included at Section 7, Section 13 and in the Scheme Booklet.

2 The Aggregate Acquisition Cost to Newco.

3 The Exchange Ratio will be adjusted for the effect of this Offer.

Key features of CULS

Issue Price

- $2.54 per CULS

CULS will either be converted into Newco Shares or redeemed at their Issue Price plus a Redemption Premium

Conversion into Newco Shares if the Metcash Share Scheme becomes Effective

- 25% of CULS issued will convert into Newco Shares upon implementation of the Metcash Share Scheme
- A further 25% of CULS issued will convert into Newco Shares on the Maturity Date
- The remaining CULS may be converted at Metcash's election on the Maturity Date. Alternatively, in limited circumstances, Metcash may:
  - Extend the Maturity Date in respect of the remaining 50% of CULS issued by 3 months (Extended Maturity Date)
  - Accelerate the Maturity Date of all CULS issued
- Conversion may occur prior to the Maturity Date either mandatorily (in the case of certain takeover or insolvency events) or in limited circumstances, at the option of the Holder
- Conversion of the CULS into Newco Shares will be on a 1:1 basis

Redemption at Issue Price plus a Redemption Premium

- If the Metcash Share Scheme does not become Effective, all CULS issued will be redeemed at their Issue Price plus a Redemption Premium of 2.5%
- If the Metcash Share Scheme becomes Effective, any CULS not converted as set out above will be redeemed:
  - On the Maturity Date, at their Issue Price plus a Redemption Premium of 5.0%; or
  - On the Extended Maturity Date, at their Issue Price plus a Redemption Premium of 7.5%

Quoted on ASX

- Metcash will apply for CULS to be quoted on ASX

Please refer to Section 1, Section 3 and Appendix 1 for further details on CULS

MARKETERS, CAMPBELLS CASH & CARRY



How to accept the Offer

1. Read this Prospectus in full, paying particular attention to key sections

- Important information on the inside front cover
- Terms of Issue summarised in Section 1 and set out in full in Appendix 1
- Answers to key questions in Section 3
- Investment risks that may be relevant to an investment by you in CULS in Section 13

2. Consider and consult

- Consider all risks and other information about CULS in light of your particular investment objectives, circumstances and needs
- Consult your accountant, stockbroker, lawyer or other professional adviser if you are uncertain whether CULS are an appropriate investment for you

3. If you wish to accept the Retail Offer

- Complete your personalised Acceptance Form, accompanying this Prospectus
- Pay for your CULS by cheque(s) and/or money order(s). Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheque(s) should be crossed "Not Negotiable". You may not pay in cash.

4. Mail or deliver your completed Acceptance Form together with your Application Monies to the Registry

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

The Retail Offer is expected to close at 5.00pm Sydney time on 15 March 2005. Your Acceptance Form and Application Monies must be received by this time.

Please refer to Section 4 for further details on how to apply.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAI



Section 1

OVERVIEW OF CULS

The following is a summary of CULS and should be read in conjunction with the Terms of Issue in Appendix 1.

General

Type of security	☐ Convertible, unsecured, redeemable loan notes issued by Metcash ☐ CULS will either be converted into Newco Shares or redeemed at Issue Price plus a Redemption Premium
Issue Price	☐ $2.54 per CULS
ASX quotation	☐ Metcash will apply for CULS to be quoted on ASX. Metcash will refund Application Monies if quotation is not granted

Conversion

Conditions precedent to conversion	☐ Metcash Share Scheme becoming Effective by the Maturity Date. The Maturity Date is expected to be 19 September 2005
Instrument into which CULS may convert	☐ Newco Shares
Conversion Ratio	☐ One Newco Share for each CULS converted
Timing of conversion	☐ On the first Business Day after the Metcash Share Scheme is implemented, 25% of CULS issued will mandatorily convert into Newco Shares ☐ On the Maturity Date, a further 25% of CULS issued will mandatorily convert into Newco Shares ☐ The remaining 50% of CULS issued will either be converted or redeemed at Metcash's election on the Maturity Date (or the Extended Maturity Date)
Extension of Maturity Date	☐ If the Takeover Offer is not Unconditional by 30 Business Days before the Maturity Date, Metcash may extend the Maturity Date in respect of the remaining 50% of CULS issued by three months (Extended Maturity Date)
Acceleration of conversion/redemption	☐ Metcash may accelerate the Maturity Date if the Takeover Offer becomes Unconditional
Who may elect to convert	☐ Except where conversion is mandatory, or in the limited circumstances set out below, CULS convert into Newco Shares at Metcash's election
Takeover Event	☐ The 25% of CULS to be mandatorily converted on the Maturity Date will convert into Newco Shares at an earlier date if a Takeover Event occurs. A Takeover Event occurs if a takeover bid is made for Newco or Metcash that is unconditional and is either recommended by the Directors of Newco or Metcash or the bidder acquires, during the offer period, a relevant interest in more than 50% of Metcash Shares or Newco Shares
Trigger Event	☐ CULS will mandatorily convert into Newco Shares upon the occurrence of certain insolvency related events ☐ Holders may elect to convert CULS into Newco Shares if official quotation of CULS is suspended for more than 20 consecutive Business Days or Metcash or Newco proposes a shareholder resolution to dispose of its main undertaking

Redemption

Conditions precedent to redemption	☐ If the Metcash Share Scheme has not or will not become Effective by the Maturity Date, 100% of CULS issued will be redeemed ☐ If the Metcash Share Scheme becomes Effective, Metcash may redeem on the Maturity Date (or the Extended Maturity Date, if applicable) up to 50% of CULS issued



Redemption (continued)

Redemption premia

- Any CULS redeemed will be redeemed at their Issue Price plus a Redemption Premium as follows:
  - If the Metcash Share Scheme does not become Effective, the Redemption Premium will be 2.5% of the Issue Price
  - If the Metcash Share Scheme becomes Effective:
    - For CULS redeemed on the Maturity Date, the Redemption Premium will be 5% of the Issue Price, and
    - For CULS redeemed on the Extended Maturity Date, the Redemption Premium will be 7.5% of the Issue Price

Who may elect to redeem

- Holders may not require Metcash or Newco to redeem CULS

Interest

- No interest will be paid on CULS (other than payment of default interest in limited circumstances if Metcash does not pay amounts due and payable on CULS). However:
  - CULS redeemed will be redeemed at the Issue Price plus a Redemption Premium, as discussed above; and
  - CULS converted will convert into Newco Shares and will carry an entitlement to receive any dividends (if any) that are declared or determined after the Conversion Date

Ranking

CULS ranking

- CULS are unsecured obligations of Metcash and will rank equally without preference among themselves
- In the period prior to the Metcash Share Scheme becoming Effective, on a Winding Up of Metcash, the rights of Holders shall rank equally with all other non-secured creditors of Metcash
- If the Metcash Share Scheme becomes Effective, on a Winding Up of Metcash, Metcash must convert CULS into Newco Shares. If CULS cannot be converted, the rights of Holders are subordinated in right of payment to the claims of all creditors of Metcash other than those who are expressed to rank equally with or behind CULS

Ranking of Newco Shares

- Newco Shares issued on conversion of CULS rank equally with all other ordinary shares in Newco, except they will not be entitled to any dividend or entitlement that has been declared or determined but not paid as at the relevant Conversion Date

Trust Deed

- Australian Executor Trustees Limited was appointed as Trustee pursuant to the Trust Deed on 10 February 2005. The Trust Deed provides for the obligations of Metcash and the Trustee to Holders in relation to CULS.
- All rights in relation to CULS may be enforced only by the Trustee in accordance with the Trust Deed except in limited circumstances as described in Section 14.

Risks

- There are a number of risks that attach to CULS, Metcash and Newco, set out in Section 13.
- Prior to applying for CULS, Eligible Shareholders should carefully consider these risks in light of their particular investment needs, objectives and circumstances (including financial and taxation issues) and seek professional advice from their accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.



Section 2
DETAILS OF THE OFFER



IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

2.1 Purpose of the Offer

The Offer is intended to raise approximately $746 million.

Proceeds from the Offer will be on-lent to Newco to assist the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings, under the Metoz Scheme, and the repayment of Metoz Net Liabilities as part of the Capital Reorganisation. Metoz currently owns approximately 52% of the issued share capital in Metcash.

Newco is a newly incorporated Australian company which, if the Capital Reorganisation becomes Effective, will own (directly or indirectly) 100% of the ordinary shares of Metcash. It will be renamed Metcash Limited and, subject to ASX approval, become listed on ASX.

The Capital Reorganisation is discussed further in Section 7.

2.2 Structure of the Offer

Under the Offer, Metcash is offering CULS at an Issue Price of $2.54 for each CULS on a 5 for 6 pro rata basis to Eligible Shareholders. If the Offer was accepted by all Metcash Shareholders, Metcash would be required to issue approximately 615 million CULS. However, Metoz Holdings has waived its rights under the Offer. Therefore, Metcash will issue approximately 294 million CULS under the Offer to raise approximately $746 million. The Offer is underwritten to this level by Deutsche Bank, as summarised in Section 14.

The Offer is being conducted in four parts:

- The Institutional Offer – which will be conducted on 14 February – 12.00 noon Sydney time 15 February 2005;
- The Institutional Bookbuild – which will be conducted on 15 February 2005;
- The Retail Offer – which is expected to open on 24 February 2005 and close on 15 March 2005; and
- The Retail Bookbuild – which will be conducted on 18 March 2005.

Fractional Offers of CULS are rounded to the nearest whole number (with 0.5 of a CULS rounded up to the nearest whole number). For rounding purposes, holdings in the same name are aggregated for the calculation of Offers of CULS and Metcash reserves the right to aggregate holdings where it believes holdings have been split in order to take advantage of this rounding. Metcash also reserves the right to aggregate holdings held by associated Shareholders for the purpose of the Offer.

2.3 Institutional Offer

2.3.1 Institutional Offer

The Institutional Offer will be conducted on 14 February – 12.00 noon Sydney time on 15 February 2005.

Under the Institutional Offer, Metcash is offering Eligible Institutional Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS.

Eligible Institutional Shareholders may choose to accept all, part or none of the Offer. Eligible Institutional Shareholders who wish to accept all or part of the Offer must do so by 12.00 noon on 15 February 2005. For Eligible Institutional Shareholders who do not accept the Offer in full by 12.00 noon Sydney time on 15 February 2005, the Offer will lapse in respect of those CULS for which they did not accept.

The allotment and quotation of CULS under the Institutional Offer is expected to occur on 25 February 2005.

2.3.2 Institutional Bookbuild

Metcash has made arrangements for CULS in respect of which the Offer to Eligible Institutional Shareholders (other than Metoz) has lapsed to be offered under the Institutional Bookbuild which will be conducted by the Lead Manager and Underwriter on 15 February 2005. Institutional Investors will be entitled to submit offers to participate in the Institutional Bookbuild.

From the sale proceeds received under the Institutional Bookbuild, the Issue Price will be received by Metcash as Application Monies for CULS and any excess over the Issue Price will be paid to relevant Eligible Institutional Shareholders in proportion to the number of CULS for which they did not accept the Offer.



If the CULS are not sold through the Institutional Bookbuild, the Lead Manager and Underwriter will offer them for sale through the subsequent Retail Bookbuild.

There is no guarantee that you will receive any payment from the sale of CULS, nor that the Institutional Bookbuild Price will match the Retail Bookbuild Price (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Institutional Bookbuild or Retail Bookbuild that is greater than the Issue Price.

The allotment and quotation of CULS under the Institutional Bookbuild is expected to occur on 25 February 2005.

2.4 Retail Offer

2.4.1 Retail Offer

The Retail Offer is expected to open on 24 February 2005 and closes on 15 March 2005. The Retail Offer is only being made to Eligible Retail Shareholders (see Section 2.5 below).

Under the Retail Offer, Metcash is offering Eligible Retail Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS. The number of CULS which Eligible Retail Shareholders are able to apply for is set out on the personalised Acceptance Form which accompanies this Prospectus.

Eligible Retail Shareholders may choose to accept all, part or none of the Offer by returning their Acceptance Form to the Registry by 5.00pm Sydney time on 15 March 2005. Metcash reserves the right to extend this date without notice, subject to the Corporations Act, ASX Listing Rules and other applicable law.

For Eligible Retail Shareholders who do not accept the Offer in full by the Closing Date, the Offer will lapse in respect of those CULS they did not accept.

2.4.2 Retail Bookbuild

Metcash has made arrangements for CULS in respect of which the Offer to Eligible Retail Shareholders has lapsed to be offered under the Retail Bookbuild. In addition, the following CULS will also be offered through the Retail Bookbuild:

- CULS that would have been offered to Ineligible Shareholders (see Section 2.5 below) if they had been eligible to participate in the Offer; and
- Any CULS that were offered, but not sold, under the Institutional Bookbuild.

The Retail Bookbuild will be conducted by the Lead Manager and Underwriter on 18 March 2005. Institutional Investors will be entitled to submit offers to participate in the Retail Bookbuild.

From the sale proceeds received under the Retail Bookbuild, the Issue Price will be received by Metcash as Application Monies for CULS and any excess over the Issue Price will be paid to relevant Shareholders in proportion to the number of CULS for which they did not, or were not eligible to, accept the Offer.

There is no guarantee that you will receive any payment from the sale of CULS nor that the Retail Bookbuild Price will match the Institutional Bookbuild Price (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

2.5 Who is eligible to participate in the Retail Offer?

Eligible Retail Shareholders are Shareholders recorded on Metcash's share register at 5.00pm Sydney time on 22 February 2005 with a registered address in Australia or New Zealand and who have not received an offer to participate in the Institutional Offer.

The Retail Offer is not being extended to any Eligible Retail Shareholder whose registered address is outside Australia or New Zealand, or who is or who holds for the account or benefit of a US Person or a person in the United States.

CULS have not been, and will not be, registered under the US Securities Act and are not being offered in the United States or to US Persons.

It is the responsibility of each Applicant to ensure compliance with the laws of any country relevant to their application.

For the Retail Offer, return of a completed Acceptance Form will be taken by Metcash to constitute a representation that there has been no breach of such laws, that the Applicant is an Eligible Retail Shareholder and that the Eligible Retail Shareholder is physically present in Australia or New Zealand. Eligible Shareholders who are nominees, trustees or custodians are therefore advised to seek independent advice as to how they should proceed. Eligible Shareholders who hold Shares on behalf of persons who are not resident in Australia or New Zealand are responsible for ensuring that accepting the Offer does not breach securities law in the relevant overseas jurisdictions.

2.6 Market prices of existing Metcash Shares

The last market sale price of Metcash Shares on 8 February 2005 was $3.35. An overview of the trading prices of Metcash Shares on ASX over the month and three months up to and including 8 February 2005 is set out below.

	Low	High	Volume weighted average price
1 Month	$3.30	$3.45	$3.40
3 Months	$2.86	$3.45	$3.28

2.7 Application for quotation of CULS on ASX

Application for quotation of CULS on ASX will be made no later than seven days after the date of this Prospectus. Subject to the approval being granted by ASX, quotation of CULS allotted pursuant to the Institutional Offer and Institutional Bookbuild is expected to commence on 25 February 2005 and quotation of CULS allotted pursuant to the Retail Offer and Retail Bookbuild is expected to commence on 18 March 2005.

Metcash will also apply to ASX for CULS to participate in the Securities Clearing House Electronic Subregister System, known as CHESS. Under CHESS, Metcash will not issue certificates to Holders. After the allotment of CULS, successful applicants will receive a CHESS statement.

CHESS statements and issuer holding statements will set out the number of CULS allotted to successful Applicants pursuant to the Prospectus. The CHESS statements will also set out the holder identification number (for CULS held on the CHESS sub-register) or shareholder reference number (for CULS held on the issuer sponsored sub-register).

Further CHESS statements will be provided to CULS Holders which reflect changes in the number of CULS held by them during a particular month.

2.8 Trading of CULS

CULS issued under the Institutional Offer and Institutional Bookbuild are expected to be allotted and commence trading on a normal settlement basis on 25 February 2005.

CULS issued under the Retail Offer and Retail Bookbuild are expected to commence trading on a deferred settlement basis on 16 March 2005, with normal trading expected to commence on 22 March 2005 following despatch of holding statements on 21 March 2005. CULS issued under the Retail Offer and Retail Bookbuild are expected to be allotted on 18 March 2005. CULS allotted under the Retail Bookbuild will be allotted to the Lead Manager and Underwriter who will transfer those CULS on 21 March 2005 to Institutional Investors who acquired CULS under the Retail Bookbuild. Applicants are strongly advised to confirm their holdings before trading in CULS. Applicants who sell CULS before they receive their holding statements will do so at their own risk.

Metcash, the Registry and the Lead Manager and Underwriter disclaim all liability in tort (including negligence), statute or otherwise (to the maximum extent permitted by law) to persons who trade CULS before receiving their holding statements whether on the basis of confirmation of the allocation provided by Metcash, the Registry or the Lead Manager and the Underwriter or otherwise.

2.9 Underwriting

The Offer has been underwritten by Deutsche Bank to a total of approximately $746 million. Details of the Underwriting Agreement are in Section 14 including circumstances in which the Lead Manager and Underwriter can terminate its obligations to underwrite the Offer.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION





Section 3

ANSWERS TO KEY QUESTIONS

This Section of the Prospectus answers some of the questions that you may have about CULS and the Offer. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in its entirety. The Terms of Issue are set out in full in Appendix 1.

If you are unsure whether CULS are an appropriate investment for you, you should seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest in CULS.

3.1 The Offer

A. What is the Offer?

The Offer is a pro rata offer to issue approximately 294 million CULS by Metcash to raise approximately $746 million.

Under the Offer, Metcash is offering Eligible Shareholders five CULS for every six Metcash Shares held as at the Record Date at an Issue Price of $2.54 per CULS.

B. What are CULS?

CULS are convertible, unsecured, redeemable loan notes issued by Metcash under the Trust Deed. CULS will either be converted into Newco Shares or redeemed at their Issue Price plus a Redemption Premium or a combination of both.

C. What is the purpose of the Offer?

On 6 December 2004, Metcash announced a Capital Reorganisation. If implemented, the Capital Reorganisation will result in the acquisition by Newco, a newly incorporated Australian company, of the entire issued share capital of Metcash's majority shareholder, Metoz Holdings, and the remaining issued share capital of Metcash held by Non-Metoz Shareholders.

The Capital Reorganisation will be implemented through schemes of arrangement in Australia and South Africa (as set out in Section 7).

Metcash proposes to use the proceeds of the Offer to partially fund the Capital Reorganisation and to fund the repayment of the Metoz Net Liabilities. If the Capital Reorganisation is not implemented, Metcash will redeem all CULS issued, as set out in further detail below.

D. Why is Metcash issuing CULS not Newco Shares?

CULS have been designed to partially finance the Capital Reorganisation by providing:

- **Certainty** – CULS deliver equity funding certainty to support the acquisition of Metoz Holdings and to fund the repayment of Metoz Net Liabilities; and
- **Flexibility** – CULS allow Metcash management flexibility to optimise Metcash's capital structure for various potential outcomes of the Capital Reorganisation and Takeover Offer. If the Capital Reorganisation does not become Effective, Metcash will redeem all CULS, and Holders will be paid the Issue Price plus a Redemption Premium. If the Capital Reorganisation becomes Effective, 50% of CULS will convert into Newco Shares (as set out below) and the remainder will be either converted or redeemed, at Metcash's election.

E. How do I apply for CULS?

If you are an Eligible Shareholder and you wish to accept the Offer in full, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating you wish to accept the Offer in full. You may also partially accept the Offer.

You should mail or deliver your completed Acceptance Form together with your Application Monies (for the total amount indicated on your personalised Acceptance Form) to the Registry.

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000



Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

Section 4 sets out further details about how Eligible Shareholders may participate in the Offer.

F. What happens if I do not accept the Offer?

If you do not accept the Offer, you do not need to do anything and the Offer will lapse on the Closing Date. For Retail Shareholders, Metcash has made arrangements for any CULS you do not accept as part of the Offer to be offered for sale under the Retail Bookbuild. Section 4 sets out further detail about what happens if you do not accept the Offer.

G. Will CULS be traded on ASX?

Metcash will apply for CULS to be quoted on ASX. If quoted, CULS can be purchased or sold through any stockbroker. Quotation on ASX is not guaranteed or automatic. Metcash will refund Application Monies if quotation is not granted.

3.2 Capital Reorganisation and Takeover Offer

A. What is the Capital Reorganisation?

The Capital Reorganisation was announced on 6 December 2004. The practical effect of the Capital Reorganisation will be the removal of Metcash's majority shareholder, Metoz, for an Aggregate Acquisition Cost to Newco of $2.92 per Metcash Share held by Metoz.

B. How is the Capital Reorganisation being effected?

Under the Capital Reorganisation, it is proposed that Newco will acquire control (directly or indirectly) of 100% of Metcash by acquiring:

- All of the issued capital of Metoz Holdings and therefore the Metoz Interest in Metcash; and
- The remainder of the ordinary shares in Metcash held by Non-Metoz Shareholders.

These steps will be implemented by the Metoz Scheme and the Metcash Share Scheme, respectively.

For the Metcash Share Scheme and the Metoz Scheme to become Effective, they need to be approved by the required majorities of Metcash and Metoz shareholders respectively. The Metoz Scheme and the Metcash Share Scheme are interconditional.

All of the existing Metcash Options are intended to be cancelled and replaced by options in Newco (through the Metcash Option Scheme). For the Metcash Option Scheme to become Effective, both the Metoz Scheme and the Metcash Share Scheme must become unconditional and the required majorities of Optionholders must approve the Metcash Option Scheme. However, the Metcash Share Scheme and Metoz Scheme can proceed even if the Metcash Option Scheme is not approved.

C. Who is Newco?

The Newco Project X Limited (Newco) is a newly incorporated Australian company. If the Capital Reorganisation becomes Effective, it will own (directly or indirectly) 100% of the ordinary shares of Metcash, be renamed Metcash Limited and, subject to ASX approval, be listed on ASX.

In this event Shareholders (other than Metoz) will become shareholders of Newco and the current Metcash Board will replace the Newco Board.

D. What steps are required for the Capital Reorganisation to become Effective?

Key steps for implementation of the Capital Reorganisation are set out in further detail in Section 7 and include approval of Metcash Shareholders, Metoz shareholders and the Australian and South African courts.

E. What is the Takeover Offer?

The Takeover Offer is an offer by Metcash to acquire Foodland, a company listed on ASX, which is a supermarket operator and a grocery wholesaler in Australia and New Zealand.

Metcash proposes to retain ownership of Foodland's businesses in Australia and for Foodland New Zealand to be returned to Foodland Shareholders, after the successful completion of the Takeover Offer.

F. Are the Capital Reorganisation and Takeover Offer conditional on each other?

No. This means that if the Capital Reorganisation receives all necessary approvals, it can proceed regardless of the outcome of the Takeover Offer (and vice versa).

3.3 CULS

A. What return will I receive on my CULS?

CULS will either be redeemed or converted into Newco Shares as set out in further detail below and in the Terms of Issue at Appendix 1. The potential value of what you receive for your CULS depends, among other things, on whether they are converted or redeemed.

No interest will be payable on CULS (other than payment of default interest in limited circumstances if Metcash does not pay amounts due and payable on CULS).

B. What happens if your CULS are redeemed?

If any of your CULS are redeemed, you will receive an amount equal to the Issue Price of $2.54 plus a Redemption Premium of between 2.5% and 7.5% of the Issue Price, depending on the circumstances in which your CULS are redeemed. Accordingly, you will receive between $2.6035 and $2.7305 per CULS, depending on the circumstances in which your CULS are redeemed. Further details of the circumstances in which your CULS may be redeemed are set out below.

C. What happens if your CULS are converted?

If any of your CULS are converted, you will receive one Newco Share for each CULS converted. This ratio will be adjusted in the event of a reconstruction of Newco Shares prior to the relevant Conversion Date. Further details of the circumstances in which your CULS may be converted are set out below.

Newco Shares are not currently listed on ASX. However, if the Capital Reorganisation becomes Effective, Newco will own (directly or indirectly) 100% of the ordinary shares of Metcash and, subject to ASX approval, Newco Shares will be traded on ASX. This is expected to occur prior to any conversion of CULS into Newco Shares.

Following implementation of the Capital Reorganisation, Newco will own and operate (directly or indirectly) all of the assets and businesses of Metcash.

The market price of Newco Shares at the time of conversion may be higher or lower than the Issue Price.

D. Does the Capital Reorganisation determine whether CULS are converted or redeemed?

The key factor in determining whether CULS are redeemed or converted is whether the Metcash Share Scheme becomes Effective by the Maturity Date. The Metcash Share Scheme is conditional on the Metoz Scheme becoming Effective. Further detail in relation to the Metcash Share Scheme and the circumstances in which it will become Effective are set out below and in Section 7.

E. What happens if the Metcash Share Scheme becomes Effective?

If the Metcash Share Scheme becomes Effective:

- On the first Business Day after the Capital Reorganisation is implemented, 25% of CULS issued will mandatorily convert into Newco Shares;
- On the Maturity Date a further 25% of CULS issued will mandatorily convert into Newco Shares; and
- The remaining 50% of CULS issued will be either converted or redeemed at Metcash's election on the Maturity Date unless Metcash extends the Maturity Date of these remaining CULS.



For each Holder, the number of CULS that will be converted on any Conversion Date will be the relevant percentage (as set out above) of CULS held by the Holder on the relevant Record Date except that fractions of CULS will be rounded down to the nearest whole number.

The Maturity Date is expected to occur on 19 September 2005. Any CULS redeemed on the Maturity Date will be redeemed at the Issue Price plus a 5% Redemption Premium to the Issue Price.

If the Takeover Offer is not Unconditional by the relevant time (as prescribed by the Terms of Issue), Metcash may elect to extend the Maturity Date, in respect of the conversion or redemption of the remaining 50% of CULS issued by three months. If the Maturity Date is extended, any redemption of CULS will be at the Issue Price plus a 7.5% Redemption Premium to the Issue Price.

Further detail in relation to the conversion or redemption of CULS in these circumstances is set out below and in the Terms of Issue.

F. What will happen to CULS if the Capital Reorganisation does not become Effective by the Maturity Date?

All CULS will be redeemed at the Issue Price plus a Redemption Premium of 2.5% of the Issue Price, within 10 Business Days after the earliest to occur of any of a number of events occurring in relation to the Capital Reorganisation. These events include:

- The resolutions required to approve the Metcash Share Scheme are not approved by the requisite majority of Metcash Shareholders;
- A majority of the Metcash Board withdrawing its recommendation of the Metcash Schemes or making a public statement indicating that it no longer supports the Metcash Schemes; and
- The Metcash Share Scheme does not become Effective before the Maturity Date.

Accordingly, you will receive $2.6035 per CULS, rounded down to the nearest whole cent for your CULS holding, if the Capital Reorganisation does not become Effective.

See the Terms of Issue at Appendix 1 for a full list of events which may result in redemption of CULS.

G. How will I know if these events have occurred?

Metcash must give notice to Holders as soon as reasonably practicable after the earlier of any of the events referred to in Section 3.3F above occurring.

H. What is the Maturity Date?

The Maturity Date is expected to be 19 September 2005, being the date that is six months after the Issue Date (which is expected to occur on or about 19 March 2005) unless the Maturity Date is accelerated or extended in the limited circumstances where this is permitted under the Terms of Issue.

I. Under what circumstances can the Maturity Date be accelerated?

If the Metcash Share Scheme becomes Effective and the Takeover Offer becomes Unconditional 25 or more Business Days before the Maturity Date, Metcash may accelerate the Maturity Date to the date that is 25 Business Days after the date when the notice is given.

J. Under what circumstances can the Maturity Date be extended?

If the Metcash Share Scheme becomes Effective and the Takeover Offer is not Unconditional by the date which is 30 Business Days before the Maturity Date, Metcash may extend the Maturity Date in respect of the final 50% of CULS issued by three months to 19 December 2005 (Extended Maturity Date).

CULS redeemed on the Extended Maturity Date will be redeemed at the Issue Price plus a 7.5% Redemption Premium to the Issue Price.

K. When is it expected that the Metcash Share Scheme will become Effective?

The expected timetable in relation to the Metcash Share Scheme is set out in the Scheme Booklet. The Scheme Meeting to approve the Metcash Share Scheme is scheduled to occur on 22 March 2005. If the Metcash Share Scheme is effected in accordance with this timetable, it is expected to become Effective in April 2005.

L. When will I be repaid if the Metcash Share Scheme does not become Effective?

If any of the events referred to in Section 3.3F occurs and the Metcash Share Scheme does not become Effective, CULS will be redeemed, and amounts payable on redemption will be paid, on the date that is 10 Business Days after the earlier of:

- The Maturity Date; or
- The date on which Metcash gives notice to Holders of the occurrence of the event or if Metcash fails to give notice the date on which certain events specified in the Terms of Issue becomes Publicly Known.

M. Does the Takeover Offer determine whether CULS are converted or redeemed?

CULS are being issued to partially fund the Capital Reorganisation. The Capital Reorganisation may proceed even if the Takeover Offer is not successful. CULS are not required to be redeemed or converted based on the success of the Takeover Offer.

Metcash's objective is to reach an optimal capital structure which strikes a balance between the debt and equity of Metcash post the Capital Reorganisation and Takeover Offer. Therefore, one of factors that Metcash may consider in determining whether to convert or redeem CULS will be the outcome of the Takeover Offer and the level of cash versus scrip taken up by Foodland Shareholders pursuant to the Takeover Offer. However, this is only one relevant factor and Metcash will decide whether to redeem or convert the remaining 50% of CULS in its absolute discretion.

N. Will my CULS be converted into Newco Shares in any other circumstances?

Yes.

Metcash must convert the 25% of CULS issued which would otherwise mandatorily convert on the Maturity Date (as set out above) into Newco Shares at an earlier date if a Takeover Event occurs after the Capital Reorganisation becomes Effective. A Takeover Event occurs if a takeover bid is made to acquire all or some of the ordinary shares in Metcash or Newco and the bid is, or becomes, unconditional and the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares on issue in Metcash or Newco, as the case may be; or the Directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

If the Metcash Share Scheme becomes Effective, Holders may also elect to convert all of their CULS if official quotation of CULS is suspended for more than 20 consecutive Business Days or ended by ASX or if Metcash or Newco sends a notice of meeting to shareholders in relation to a resolution to dispose of its main undertaking.

If the Metcash Share Scheme becomes Effective and certain Trigger Events (primarily insolvency related events) occur, Metcash must convert all of the remaining CULS into Newco Shares.

O. Do CULS have voting rights?

No. Holders do not have voting rights at any general meeting of Metcash or Newco unless provided for by the Listing Rules or the Corporations Act. However, Holders may attend general meetings of Metcash.

If CULS are converted, Holders will have voting rights attaching to their Newco Shares, as provided in the Newco Constitution. Further details in relation to the voting rights of Newco Shares are outlined in Section 14.

P. When will CULS be repayable?

CULS will be repayable only upon:

- The redemption of CULS in accordance with the Terms of Issue (as set out in this Section and the Terms of Issue in Appendix 1); or
- A Winding Up of Metcash.

Q. Will I be able to request repurchase of my investment?

No. Holders may not request Metcash or Newco to redeem their CULS. To realise their investment, Holders can sell their CULS on ASX at the prevailing market price. There can be no assurance as to the liquidity of the market for CULS. The market price of CULS may be higher or lower than the Issue Price and will depend, among other things, on the level of supply and demand for CULS.



R. Where will CULS rank on a Winding Up of Metcash?

CULS are unsecured obligations of Metcash and rank equally without any preference among themselves.

Prior to the Metcash Share Scheme becoming Effective, on a Winding Up of Metcash, CULS will rank equally with all non-secured creditors of Metcash.

If the Metcash Share Scheme becomes Effective, on a Winding Up of Metcash, Metcash must convert CULS into Newco Shares. If CULS can not be converted, CULS will be subordinated to all creditors of Metcash other than those who are expressed to rank equally with or behind CULS.

S. If I own 1,200 Metcash Shares and I accept my Offer in full, tell me what I may receive under the various outcomes.

Metcash Shareholder	**Example** 1,200 Metcash Shares held at Record Date
CULS offered under this Prospectus on a 5 for 6 basis at an Issue Price of $2.54	Accept Offer for all 1,000 CULS ($2,540.00 in Application Monies) by 5.00pm, 15 March 2005
CULS begin to trade on ASX	18 March 2005
Scheme Meetings in Australia and South Africa	22 March 2005
Schemes become Effective = 25% of CULS issued mandatorily convert into Newco Shares Scheme not Effective = 100% of CULS issued are redeemed for Issue plus a 2.5% Redemption Premium	**Schemes become Effective** – 250 (25%) of your CULS convert into Newco Shares on a one for one basis **Schemes not Effective** – 1,000 (100%) CULS are redeemed for $2,603.50 (2.5% premium to the Issue Price)
If the Schemes are Effective, the remaining CULS continue to trade until the Maturity Date	Maturity Date of 19 September 2005[1]
On the Maturity Date: = a further 25% of CULS issued mandatorily convert into Newco Shares	250 of your CULS convert into Newco Shares on a one for one basis
On the Maturity Date: – Metcash must, either convert or redeem the remaining 50% of CULS issued at the Issue Price plus a 5% Redemption Premium to the Issue Price – Metcash may delay the conversion/redemption of the remaining 50% of CULS issued for three months, if the Takeover Offer is not Unconditional (Extended Maturity Date)[2]	**Assuming 100% of remaining CULS convert** 500 of your CULS convert into Newco Shares on a one for one basis **Assuming 50% of remaining CULS convert** 250 of your CULS convert into Newco Shares on a one for one basis and 250 CULS are redeemed for $666.75 **Assuming 0% of remaining CULS convert** 500 of your CULS are redeemed for $1,333.50

Note

1 The Maturity Date may be accelerated or extended in certain limited circumstances as set out in further detail in Section 3 and the Terms of Issue.

2 If CULS are redeemed at the Extended Maturity Date, the Redemption Premium will be 7.5% of the Issue Price.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

3.4 Risks

A. What are the risks of investing in CULS?

There are particular risks associated with investing in CULS, as well as general risks associated with Metcash and Newco. These risks are set out in Section 13.

3.5 Taxation implications

A. What are the taxation implications of holding or selling CULS?

The taxation implications of investing in CULS will depend on investors' individual circumstances. Prospective investors should obtain their own taxation advice. A general outline of the Australian taxation consequences is included in the letter from Greenwoods & Freehills Pty Limited to Metcash set out in Section 11.

3.6 Fees and payments

A. What am I required to pay?

Each CULS has an Issue Price of $2.54. This amount must be paid for in full on application.

B. Is brokerage or stamp duty payable?

No brokerage or stamp duty is payable on your Application for CULS. You may have to pay brokerage on any subsequent transfer of your CULS on ASX after quotation.

3.7 Further information

A. Where can I get more information about CULS?

A number of relevant documents are available free of charge from Metcash during the Offer Period. See Section 14 for more information.

B. Who can I call if I have any further questions on how to apply?

If after reading this Prospectus you have further questions on how to apply, please call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

If you are unclear in relation to any matter or uncertain if CULS is a suitable investment, you should consult your accountant, stockbroker, lawyer or other professional adviser before investing in CULS.

You should read the whole of this Prospectus carefully.

Section 4

ACTIONS REQUIRED BY ELIGIBLE SHAREHOLDERS

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

4.1 What you may do – choices available

If you are an Eligible Retail Shareholder, you may take any of the following actions which are described in more detail below:

- Accept the Offer in full; or
- Partially accept the Offer; or
- Take no action and not accept the Offer.

The Offer is not being made to Ineligible Shareholders. You should refer to Section 4.4 and Section 4.5 for a description of what will happen to Eligible Retail Shareholders who do not accept the Offer and Ineligible Shareholders who did not receive an Offer.

If you do not accept the Offer in full or you are an Ineligible Shareholder, you should note that although you will continue to own the same number of Metcash Shares, your percentage ownership interest in Metcash may be diluted if CULS are converted into Newco Shares. Please refer to Section 1, Section 3 and the Terms of Issue in Appendix 1 for more information on when and how CULS may be converted or redeemed.

4.2 If you wish to accept the Offer in full

If you are an Eligible Retail Shareholder and you wish to accept the Offer in full, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating that you wish to accept the Offer in full. Please follow the instructions on the reverse of the form.

If you have not received your personalised Acceptance Form, please contact the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

You should mail or deliver your completed Acceptance Form together with your Application Monies (for the total amount indicated on your personalised Acceptance Form) to the Registry.

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

It is expected that CULS will be allotted on 18 March 2005.

4.3 If you wish to partially accept the Offer

If you are an Eligible Retail Shareholder and you wish to partially accept the Offer, you will need to complete your personalised Acceptance Form accompanying this Prospectus, indicating the number of CULS you wish to accept at the Issue Price of $2.54 per CULS. Please follow the instructions on the reverse of the form.

If you have not received your personalised Acceptance Form, please contact the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

You should mail or deliver your completed Acceptance Form together with your Application Monies (calculated by multiplying $2.54 by the number of CULS applied for) to the Registry:

Mail in the enclosed business reply envelope to:

Registries Limited
PO Box R67 Royal Exchange
Sydney NSW 1223

Deliver to:

Registries Limited
Level 2, 28 Margaret Street
Sydney NSW 2000

Your completed Acceptance Form and Application Monies must be received by the Registry no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

It is expected that CULS will be allotted on 18 March 2005.

The Offer will lapse in respect of any CULS you have not accepted as part of the Offer by the Closing Date. Metcash has made arrangements for these CULS to be offered for sale under the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

4.4 If you do not wish to accept the Offer

If you do not wish to accept the Offer, you do not need to do anything and the Offer will lapse on the Closing Date.

Metcash has made arrangements for any CULS you do not accept as part of the Offer to be offered for sale under the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Retail Bookbuild that is greater than the Issue Price.

4.5 If you are an Ineligible Shareholder

The Retail Offer is not being extended to any Retail Shareholders whose registered address is outside Australia or New Zealand or who is, or who holds for the account or benefit of a US Person or a person in the United States.

If you are an Ineligible Shareholder, any CULS that would have been offered to you if you had been eligible to receive an Offer will be offered for sale through the Retail Bookbuild (see Section 2.4.2).

Any excess of the sale proceeds achieved through the Retail Bookbuild over the Issue Price of $2.54 for each of those CULS sold in the Retail Bookbuild will be paid to you.

There is no guarantee that you will receive any payment from the sale of CULS in the Retail Bookbuild. There is also no guarantee that any value achieved under the Institutional Bookbuild will be matched in the Retail Bookbuild (or vice versa). Neither Metcash nor the Lead Manager and Underwriter will be liable for any failure to achieve a price in the Institutional Bookbuild or the Retail Bookbuild that is greater than the Issue Price.

4.6 Application Monies

The Issue Price for CULS is $2.54 for each CULS.

Application Monies for all CULS are payable in full on application, and must be mailed or delivered to the Registry with your Acceptance Form to be received no later than 5.00pm Sydney time on the Closing Date – 15 March 2005.

Application Monies must be paid by cheque and/or money order. Cheque(s) and/or money order(s) must be in Australian dollars, drawn on an Australian branch of an Australian financial institution and made payable to "Metcash CULS Offer". Cheques should be crossed "Not Negotiable". You may not pay in cash.

Receipts for payment will not be issued.

You should ensure that sufficient funds are held in relevant account(s) to cover the cheque(s). If the amount of your cheque(s) for Application Monies (or the amount for which those cheque(s) clear in time for allocation) is insufficient to pay for the number of CULS you have applied for in your Acceptance Form, you may be taken to have applied for such lower number of CULS as your cleared Application Monies will pay for (and to have specified that number of CULS on your Acceptance Form) or your Application may be rejected and any CULS not accepted will be sold in the Retail Bookbuild.

Until Allotment, Metcash will hold all Application Monies in a purpose specific bank account. Interest earned on any Application Monies will be and will remain the property of Metcash at all times and in all circumstances, including if the Offer is cancelled or withdrawn.

4.7 Enquiries

This document is important and requires your immediate attention.

You should read the entire Prospectus and consider all risk factors that could affect the performance of Metcash and which are associated with investing in CULS in light of your own particular investment objectives, financial circumstances and needs before deciding whether to invest in CULS. Before deciding whether to accept the Offer, you should seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.

If you have any questions as to how to complete the Acceptance Form, you should call the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +612 9240 7470 from outside Australia.

Section 5

OVERVIEW OF METCASH

5.1 Overview of the Australian grocery market

The Australian food and liquor retailing market (in a traditional "supermarket" context) consists of chain stores, the two largest of which are Coles and Woolworths, and independent operators.

The market consists of:

- Retail "chain" operations trading as supermarkets, liquor outlets and convenience stores. These include Woolworths, Coles, Franklins, Aldi and Action Stores;
- Independent retailers, some of which operate under a banner name or brand name including IGA and Foodworks;
- Wholesalers (including Metcash) who supply independent retailers with groceries, liquor and other goods; and
- Wholesalers who supply groceries to independent retailers as well as their own owned and operated chain stores. Foodland is the only organisation that operates in this manner in Australia.

Of the total independent retail grocery market, Metcash supplies a clear majority of stores on the eastern seaboard of Australia and in South Australia.

Coles and Woolworths each operate their own warehouse operations supplying their own stores.

Estimated national grocery market share[1]


Other 3%
Franklins 2%
Foodland 5%
Metcash 13%
Coles & Woolworths 77%

Source: AC Nielsen

Note

1 As at November 2004

5.2 Metcash overview

5.2.1 Introduction

Metcash is a leading marketing and distribution company operating in the grocery and liquor industries in Australia and in the New Zealand liquor market. The company operates through three business pillars:

- IGA Distribution (IGA) – Australia's largest grocery wholesaler operating on the eastern seaboard of Australia and in South Australia, providing specialist marketing and distribution services to independent grocery retailers;
- Australian Liquor Marketers (ALM) – largest broad range liquor wholesaler in Australia and New Zealand, supplying independent licensed liquor retailers, hotels and restaurants; and
- Campbells Cash & Carry (CCC) – wholesale distributor of groceries, liquor and confectionery to the convenience retail sector.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION ... CASH & CARRY, IG

In Metcash's selected markets as distributors and marketers of groceries and liquor to independent retailers, the businesses complement each other. IGA and ALM deliver groceries and liquor respectively by pallet loads from major distribution centres and CCC focuses on the convenience market segments, supplying similar products but in smaller volume orders.

Metcash operational structure[1]


Metcash
–Sales: $7.2 billion
IGA Distribution
–Sales: $4.0 billion
–4,500 accounts of which 1,052 are IGA bannered stores
ALM
–Sales: $2.2 billion
– 13,000 hotels, liquor stores and restaurants
CCC
–Sales: $1.0 billion
–80,000 customers
–Including convenience stores and petrol stations

Note

1 Financial information for the year ended 30 April 2004

5.2.2 History of Metcash

Metcash, formerly known as Davids Limited, was founded in 1927 by Mr Joe David. In 1998, the South African group Metoz (formerly Metro Cash and Carry Limited) acquired a 76% stake in Davids Limited. Davids Limited had incurred a loss in the previous year of $240 million after tax, with the write-off of $266 million of abnormal items.

Following the acquisition, new management was appointed and the company implemented a focused restructuring plan to return the company to profitability. Substantial assistance was delivered by Metoz in providing new management, rebuilding IT systems, developing merchandising strategies and verifying the integrity of financial systems. As part of the restructuring, the company sold to its customers or closed its company-owned retail stores to focus on wholesaling, reduced the number of store banners to enable a more focused marketing approach and regained the support of customers and suppliers.

The key "turnaround" strategies included:

- Adopting the principle of not competing with its retail customers;
- Rebuilding supplier relationships;
- Becoming a low cost distributor;
- Developing strong retail brands and marketing programs;
- Focusing on wholesale distribution and supporting independent retailers;
- Building a strong team of competent and motivated people;
- Promoting Metcash's image as the "Champion of the Independent Retailer"; and
- Building a national network of wholesale warehouses to supply and support independent liquor, grocery and convenience customers.

In April 2001, Metcash managed the acquisition by its customers of 120 Franklins supermarket stores and the conversion of the stores into IGA stores. Metcash also sold its loss making John Lewis Food Service unit to focus on its core wholesaling businesses.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

5.3 Metcash's operations

5.3.1 IGA

IGA is the main grocery wholesaler for independent supermarkets on the eastern seaboard of Australia and in South Australia. IGA operates eight strategically situated distribution centres which carry approximately 21,000 stock keeping units serving the dry grocery, chilled, frozen and general merchandise requirements of approximately 4,500 independent retailer grocery accounts. These independent retailers' stores have a national market share of approximately 13.3%.[5]

IGA is an internationally recognised supermarket brand currently trading in 38 countries worldwide. In Australia, Metcash has developed the IGA brand significantly over the last five years. The brand is sublicensed to independent supermarket operators who meet minimum entry criteria and standards. Metcash has exclusive rights to use the IGA brand in the areas in which IGA Distribution operates in Australia.

Metcash also provides marketing programs and retail services to build the IGA brand and independent IGA businesses.

The IGA brand has successfully been marketed through three channels of operation to suit the consumer demographic and target market that the stores serve. These are:

- Super IGA — 280 stores
- IGA and IGA Everyday — 472 stores
- IGA X-press and Friendly Grocer IGA/Other — 300 stores
- Total IGA Stores — 1,052 stores

Metcash's second largest banner customer is Foodworks, which recently merged with another Metcash customer, Australian United Retailers. Foodworks operates 687 stores in Queensland, Victoria, New South Wales, Tasmania and Western Australia (under brand licence).

IGA has developed strategic relationships with major multi-store customers to secure long term supply contracts and assist them in growing their store networks. Metcash provides a comprehensive range of support services to these independent retailers. These services include retail systems support, in-store training, and a range of specialist personnel. Metcash service teams are an integral part of the growth and future development of independent businesses.

Metcash remains innovative and competitive. Recent initiatives include the:

- Launch of a competitive petrol offer – consumers can buy petrol at any service station, and receive the equivalent of a four cent per litre discount off their grocery purchases when they spend $30 or more at selected IGA stores in NSW and Queensland. The offer is also being extended into South Australia and Victoria;
- Expansion of the IGA network – Metcash assists and supports strong investment by retailers in their businesses with 52 new stores, 46 major refurbishments and 22 extensions underway as at the date of this Prospectus;
- Development of corporate brands – these include:
  - IGA Way of Life – catering to nutritional requirements and life choices;
  - IGA Deli Shoppe – pre-packed self service range; and
  - IGA Kool – pre-packed fresh produce range.
- Implementation of voice directed order selection – Metcash has installed voice directed "picking" into seven of its major distribution centres over the past two years and will have completed nine by April 2005. This best practice technology has driven a productivity improvement of approximately 10% across each facility and has reduced customer claims (regarding accuracy of deliveries) by approximately 70%.

5. AC Neilsen

5.3.2 Australian Liquor Marketers

ALM is the leading liquor wholesaler in Australia (based on turnover), and through its wholly-owned subsidiary, Tasman Liquor Company is the leading wholesaler in New Zealand (based on turnover). ALM operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, beer and spirit requirements of more than 13,000 licensed premises. ALM has invested heavily in improved systems and infrastructure to better serve customers and suppliers, and to become an integral part of an efficient route to market for the independent retailers.

ALM has sought to protect its customers and its own market share by implementing and encouraging banner consolidation and by working closely with both internal and external banner groups to ensure they are competitively positioned in the market. This year, Metcash successfully launched Independent Brands Australia (IBA), forming a strong force in independent liquor retailing. IBA manages the Cellarbrations, Liquorwise, Cheeers and Liquorforce brands. IBA has successfully consolidated over 1,200 independent retailers into the following groups:

- "Cellarbrations" – a high compliance, consumer-focused "Retail Brand" currently with 195 stores;
- "Cheeers" – a disciplined marketing banner but with a reduced promotional program, currently with 102 stores;
- "Liquor Force" – a "buying group" with 740 members having access to various promotional programs; and
- The hotel channel comprising "Liquorwise" with 128 outlets and "The Local Liquorwise" with 100 outlets.

5.3.3 Campbells Cash & Carry

CCC operates as a specialist distributor to the $3.8 billion per annum[6] convenience store market. The business operates wholesale cash and carry warehouses across NSW, Victoria, Queensland, South Australia and the Northern Territory carrying 12,000 liquor, food service, grocery, dairy, frozen, confectionery and tobacco products. CCC operates 45 Cash & Carry branches, four Convenience Store Distribution outlets (C-Store Distribution) and six Specialist Confectionery Wholesale outlets.

CCC services over 80,000 customers in the food service, liquor, convenience and confectionery markets. Key segments are:

- C-Store Distribution – which targets those customers who have larger stores, place orders electronically and require regular scheduled deliveries. C-Store Distribution has forged a reputation as a leader in the "single pick" convenience market and serves the growing corporate, and multi-site independent convenience store market;
- Lucky 7 – CCC's banner group of independently owned convenience stores in NSW, Victoria, South Australia, Queensland and the Northern Territory. CCC has built this banner for its smaller retail outlets. As at 31 December 2004, there were 131 Lucky 7 stores in operation; and
- The Collective Buying Group – a marketing group operating in all the markets where CCC is represented. It offers independent retailers benefits through reward programs and, specifically, assists milk bars, mixed businesses and convenience stores.

CCC's key competitive advantages are the range of products sold, the depth and location of its distribution network and cost effectiveness of its convenience store distribution system.

6. AACS – *State of Industry Report 2003.*

5.4 Metcash's strategy

Metcash's key strategic objective is to be the "Champion of the Independent Retailer". This objective has been a constant focal point for management and adhering to it is the cornerstone of the group's ongoing success. The clear intention of Metcash is not to compete with the independently owned retail stores which it supplies.

Metcash's strategy is to continue to improve internal efficiencies, drive costs down and add value to customer services. Continual investment in supply chain management, infrastructure and information technology will enable improvements in productivity, ensure customer needs are met and provide ready access to management information.

The success and prosperity of the independent grocery retailer is the key to Metcash's success. Metcash provides a comprehensive range of services to independent retailers, including retail system support on 24 hour call, in-store training and a range of specialist service personnel such as channel managers, business and fresh food managers. These service teams work with the individual retailers to grow both the brand and the individual businesses. Metcash also provides a retail development and store equipment service to assist in expanding, refurbishing or building new sites.

Metcash plans to expand its IGA distribution business through the acquisition of Foodland Australia. If the Takeover Offer is successful, Metcash plans to divest Foodland's 82 Action Stores in Western Australia, Queensland and Northern NSW to independent retailers, store managers and employees, and become the wholesaler to these stores. The Foodland Australia acquisition is expected to generate an additional $2 billion per annum in wholesale revenue for Metcash.

Metcash has previously announced ambitions of expansion offshore, referred to as the "Fourth Pillar". If Metcash is successful with its acquisition of Foodland, Metcash plans to defer any offshore acquisition until it has completely integrated Foodland's Australian business into its current operations. Any opportunities previously considered have ceased indefinitely. However, should the Takeover Offer and/or the Capital Reorganisation not take place, other strategies and growth opportunities may be pursued.

Section 6

OVERVIEW OF NEWCO

6.1 Corporate overview

Newco was incorporated on 3 December 2004 and its only shareholder is M & GM Investments Pty Ltd (M & GM), which holds one share in Newco and is controlled by an executive of Deutsche Bank.

If the Metcash Share Scheme becomes Effective, M & GM will continue to hold one Newco Share.

Since its incorporation, Newco has not carried on any other business or activity and has no material assets or liabilities.

The principal activity and purpose of Newco is to acquire the entire issued share capital of Metoz Holdings by way of the Metoz Scheme and the stake in Metcash held by Non-Metoz Shareholders via the Metcash Share Scheme. In addition, Newco will issue the Newco Options in consideration for the cancellation of existing Metcash Options.

Details of the current Directors of Newco are set out at Section 12.

6.2 Newco intentions regarding Metcash and the Takeover Offer

In the event that the Metcash Share Scheme becomes Effective, Newco will (directly or indirectly) own all of the issued ordinary share capital in Metcash.

Wherever this Prospectus refers to Newco's intentions following the Capital Reorganisation becoming Effective, this should be taken to mean the intentions of the Newco Board as it will be constituted immediately after the implementation of the Schemes (i.e. when the Newco Board will comprise all of and only the existing members of the Metcash Board).

Newco has the following intentions, should the Metcash Share Scheme become Effective:

- Immediately following the implementation of the Metcash Share Scheme, the current Metcash Board of Directors will be appointed to the Newco Board, and the Newco directors listed in Section 12 will resign;
- Newco will be renamed Metcash Limited and will seek to list on ASX. Newco is simply a holding vehicle for Metcash (which is already listed) and hence approval for admission is expected to be forthcoming;
- Subject to its intentions regarding Foodland Australia, Newco intends to continue to operate the Metcash businesses in a manner consistent with past practice; and
- Newco intends to undertake the Post-Scheme Restructuring which will result in Newco directly owning 100% of the ordinary shares in Metcash. Further details of the Post-Scheme Restructuring are set out in Section 7 of this Prospectus and Section 9.7 of the Scheme Booklet.

These statements of intention are based on the information concerning Metcash, its business and the general business environment which is known to Newco at the time of preparation of this Prospectus. Final decisions will only be reached by Newco in light of additional knowledge through exposure to the business and material information and circumstances at the relevant time. Accordingly, the statements set out in this Section 6.2 are statements of current intention only, and may change as new information becomes available or circumstances change.

With respect to the acquisition of Foodland, Newco's intentions will be identical to those of Metcash, had Newco acquired Foodland directly. Further information on Metcash's intentions with respect to Foodland are contained in Section 7.

6.3 Dividend policy

If the Capital Reorganisation becomes Effective, Newco will employ a dividend policy that is broadly consistent with Metcash's current dividend policy.

6.4 Newco dividend reinvestment plan

Newco plans to establish a dividend reinvestment plan (DRP), which would be fully underwritten by Deutsche Bank in relation to interim and final dividends paid with respect to the years ending 30 April 2006, 30 April 2007 and 30 April 2008.

It is currently a condition of the Syndicated Facility that the underwritten DRP be established. If that condition does not subsist, or is waived, the Directors of Newco may decide not to establish, or to cancel or suspend, the DRP.

Section 7

DETAILS OF THE CAPITAL REORGANISATION AND TAKEOVER OFFER

7.1 Background

On 6 December 2004, Metcash announced a Capital Reorganisation and its intention to make a Takeover Offer for Foodland. The Capital Reorganisation includes the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz, by Newco.

On the same day, Metcash undertook a placement of 89.85 million Metcash Shares at $3.00 per Metcash Share (Equity Placement). Metcash also subsequently offered a Share Purchase Plan (SPP) to its Shareholders, giving them the opportunity to subscribe for up to 1,660 Metcash Shares per Shareholder at $3.00 each. Under the SPP, Metcash issued 6.97 million shares and raised total funds of approximately $21 million.

The Bidder's Statement for the Takeover Offer was lodged with ASIC and served on Foodland on 21 January 2005 and was posted to Foodland Shareholders in early February 2005.

The Takeover Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other.

7.2 The Capital Reorganisation

7.2.1 Overview

Under the Capital Reorganisation, it is proposed that Newco will acquire 100% of the ordinary shares in Metcash by acquiring:

- The approximately 52% of Metcash indirectly held by Metoz Holdings (Metoz Interest in Metcash), through the acquisition of the entire issued share capital of Metoz Holdings; and
- The remainder of Metcash held by Non-Metoz Shareholders.

These steps will be implemented by the Metoz Scheme and Metcash Share Scheme respectively.

Newco will become the new group holding company for Metcash.

The Metoz Scheme and the Metcash Share Scheme are inter-conditional and need to be approved by, respectively, the required percentages of shareholders of Metoz and Metcash for the Capital Reorganisation to become Effective.

Options to subscribe for Metcash Shares granted under the Option Plan (Metcash Options) are also intended to be cancelled and replaced by options in Newco (through the Metcash Option Scheme). The Metcash Option Scheme is conditional on the Metcash Share Scheme becoming Effective. However, the Metcash Share Scheme can proceed even if the Metcash Option Scheme is not approved. If this occurs, Newco has indicated that it intends to compulsorily acquire the Metcash Options. Such acquisition must be at a fair value in the opinion of an independent expert nominated by ASIC.

Proceeds from the Offer will be used to partially fund the acquisition of Metoz's interest in Metcash and the repayment of the Metoz Net Liabilities.

Newco will apply to be listed on ASX as the new Australian holding company of the Metcash group, conditional on the Capital Reorganisation becoming Effective. Following the Capital Reorganisation becoming Effective, an intra-group restructuring will be carried out which will result in Metcash being held directly by Newco (Post-Scheme Restructuring). Ultimately, Metcash will be delisted.

The diagrams below depict the proposed Schemes and the resulting structure if they become Effective.

Current structure



Metoz Shareholders
Metoz[1]
52%
Public
48%
Metcash Optionholders
Metcash

Consideration issued under the Schemes



Newco
Metoz Consideration
1 Newco Option for each Metcash Option held
Metoz Shareholders
1 Newco share per Metcash Share held
Metoz[1]
52%
Public
48%
Metcash Optionholders
Metcash

Proposed structure if Capital Reorganisation is successful[5] and Post-Scheme Restructuring has taken place



Public[2]
Optionholders
Newco (to be renamed Metcash)
100% of Ordinary Capital[3]
CULS Holders[4]
Metcash
CUPS[6]

Notes

1. *The Metoz Interest in Metcash is held via three wholly-owned subsidiaries*
2. *The public includes Non-Metoz Shareholders and any new shareholders as a result of the equity issued under the Offer and the Takeover Offer*
3. *Newco will hold 100% of the ordinary shares in Metcash: approximately 48% will be held directly and approximately 52% will be held indirectly via wholly-owned subsidiaries. As part of the Post-Scheme Restructuring, it is proposed that Metoz and these subsidiaries will be removed from the ownership chain so that Newco holds 100% of Metcash Shares directly*
4. *CULS convert into Newco Shares under various circumstances, a portion of which is at Metcash's discretion, as described in this Prospectus*
5. *This assumes the Metcash Option Scheme has become Effective*
6. *Convertible Undated Preference Shares (CUPS) are convertible preference shares which will only be subscribed for if the Capital Reorganisation becomes Effective.*

7.2.2 Key advantages and disadvantages of the Capital Reorganisation

Set out below are the key advantages and disadvantages of the Capital Reorganisation. For further detail refer to Section 3 of the Scheme Booklet. There are also a number of risks associated with the Capital Reorganisation which are detailed in Section 13 of this Prospectus and Section 3 of the Scheme Booklet.

Key advantages of the Capital Reorganisation

Attractive price

- Acquisition of Metoz's Interest in Metcash at an attractive price of $2.92[7] per Metcash Share held by Metoz
- Compares to the one month volume weighted average price of Metcash Shares to 12 January 2005 of $3.32 per Metcash Share and the closing price prior to Announcement on 3 December 2004 of $2.94

Financial benefits

- EPS accretive for Shareholders
- Increases Metcash's gearing to more efficient levels
- The extent of the increase in EPS and gearing will depend upon the outcome of the Takeover Offer

S&P/ASX indices and improved liquidity

- The Metcash group is expected to improve its S&P/ASX index weighting
- The extent of the improvement and ultimate inclusion of Newco in the S&P/ASX 100 index will, amongst other things, depend on the extent to which CULS are converted into Newco Shares (or redeemed) and the scrip issued with respect to the Takeover Offer
- Metcash also expects an increase in the liquidity of the Newco Shares

Removes controlling shareholder

- Metoz Holdings, whose only material asset is its 52% shareholding in Metcash, has generally traded at a discount to the market value of its investment in Metcash after taking into account Metoz's liabilities and two of Metoz's major shareholders have indicated a desire for Metoz to eliminate this discount or sell their shareholding in Metoz
- The Capital Reorganisation removes Metcash's major shareholder Metoz, therefore removing the uncertainty of the future ownership of Metcash

Key disadvantages of the Capital Reorganisation

No cash consideration

- No cash consideration will be offered to Non-Metoz Shareholders
- The value of the consideration received is dependent on the price at which Newco Shares will trade on ASX

Fees and expenses

- A number of fees and expenses are payable as a result of the Capital Reorganisation
- If the Capital Reorganisation is not Effective or the Takeover Offer is unsuccessful, Metcash will incur additional fees in relation to the cancellation of funding

Restriction on Dividend payments

- As a result of the Capital Reorganisation, Newco will be reliant on profits earned after the Capital Reorganisation becomes Effective in order to be able to pay future dividends. Currently, Metcash has negative retained earnings on a standalone basis and is relying on current year profits to pay dividends
- Metcash intends to declare a 4 cent additional interim 2005 dividend prior to the Capital Reorganisation becoming Effective

Disadvantages to Optionholders

- If the Metcash Option Scheme does not become Effective and the Metcash Share Scheme is Effective, Optionholders will hold options over unlisted securities. Alternatively, the Metcash Options may be compulsorily acquired by Newco

Note

7 The Aggregate Acquisition Cost to Newco.

7.2.3 The Metcash Share Scheme

Under the terms of the Metcash Share Scheme, Non-Metoz Shareholders registered on Metcash's Register on the Scheme Record Date will receive one Newco Share for each Metcash Share held.

The Metcash Share Scheme must, amongst other things, be approved by at least 75% of Shareholders present and voting at the Scheme Meeting and be approved by the Court.

In the event that Scheme Shareholders or the Court do not approve the Metcash Share Scheme, or the approval of the Metoz Scheme is not forthcoming, Shareholders will retain their interests in Metcash which will continue to operate as a separate company. However, the Takeover Offer will still proceed and may or may not be successful.

7.2.4 The Metoz Scheme

Pursuant to the Metoz Scheme, Metoz Holdings Shareholders will receive the Metoz Consideration. Metoz Holdings Shareholders will carry full exchange rate risk in relation to the South African Rand payment finally received in consideration for their shares in Metoz.

The Metoz Scheme will, amongst other things, need to be approved by shareholders representing at least 75% of the Metoz Holdings shareholders present and voting at the Scheme Meeting and will also need to be sanctioned by the High Court of South Africa.

On 3 December 2004, the two largest Metoz Holdings Shareholders: RMB Asset Management (Pty) Limited (RMB), and STANLIB Asset Management Limited (STANLIB), who at that date collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz Holdings, provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz Holdings as may be necessary to implement the Metoz Scheme. These undertakings will fall away on receipt by Metoz Holdings or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz Holdings as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for a client which terminates the mandate to STANLIB or RMB as asset managers prior to completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz Holdings to which the undertakings could apply is 36.5%.

Since the Announcement and as at 14 January 2005, STANLIB has sold approximately 71 million Metoz shares. Hence RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued ordinary shares in Metoz Holdings.

The Aggregate Acquisition Cost to Newco with respect to Metoz is $2.92 per Metcash Share held by Metoz or $1,125 million in total.

	At Announcement	Current[1]
Consideration payable per Metcash Share held by Metoz		
Metoz Consideration (payable to Metoz Shareholders)	$2.80	$2.85
Metoz Net Liabilities	$0.12	$0.07
Aggregate Acquisition Cost to Newco (per Metcash Share held by Metoz)	**$2.92**	**$2.92**
Total acquisition cost to Newco (Metoz consideration and Metoz Net Liabilities)	**$1,125 million**	**$1,125 million**

Note
1 As at 14 January 2005

As at the date of the Announcement, the Metoz Net Liabilities were estimated to be $0.12 per Metcash Share held by Metoz. Metoz Net Liabilities are now estimated to be $0.07 per Metcash Share held by Metoz. The reduction in this figure derives from two sources:

- Firstly, since the date of the Announcement, Metcash has indicated that it intends to pay a 4 cent interim dividend out of distributable profits to all Shareholders prior to the Capital Reorganisation becoming Effective, which will result in the net liabilities of Metoz as at the Implementation Date reducing by 4 cents per Metcash Share held by Metoz.
- Secondly, an adjustment of $0.01 per Metcash Share held by Metoz was made due to additional information disclosed through due diligence.

The cash offer to Metoz Holdings shareholders equates to $0.6015 per Metoz share.

7.2.5 Effects of the Schemes becoming Effective

If the Metcash Share Scheme becomes Effective:

- 25% of CULS issued will be converted into Newco Shares upon implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued (Election CULS) will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these Election CULS, as described in Section 3.3J).

In addition, if the Schemes become Effective, Shareholders (other than Overseas Shareholders) and Optionholders will hold shares and options (respectively) in Newco. Newco will own (directly or indirectly) 100% of the ordinary shares in Metcash.

If the Metcash Schemes become Effective, which is dependent on the Metoz Scheme becoming Effective, then all Scheme Shareholders and Scheme Optionholders will become bound by the Metcash Scheme to which they are a party (i.e. even Scheme Shareholders and Scheme Optionholders who did not vote in favour of the Metcash Schemes). Non-Metoz Shareholders will initially hold the entire issued ordinary share capital of Newco (other than the one Newco Share issued on incorporation of Newco to M & GM). This is subject to the conversion of any CULS held by Non-Metoz Shareholders and any CUPS that are converted.

If the Takeover Offer is successful as well, Foodland Shareholders, if they choose to take scrip under the Takeover Offer, will also become holders of Newco Shares through the exchange of the Metcash A Shares for Newco Shares.

The effect of the Metcash Option Scheme will be that all Scheme Optionholders will effectively have their Metcash Options replaced with options in the new holding company of the group, Newco.

Newco will also, by virtue of the Metoz Scheme, own the entire issued share capital of Metoz Holdings.

7.2.6 Implications if the Metcash Share Scheme does not become Effective

If the Metcash Shares Scheme does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%. Redemption of CULS (including the Redemption Premium) will be funded using proceeds from the Offer and existing cash balances.

Further, if the Metcash Share Scheme does not become Effective, the key implications detailed below will arise for Shareholders.

- Should the Schemes not become Effective, a significant amount of costs will be incurred associated with the underwriting fees and the redemption fees payable with respect to CULS. These costs will be charged against the profit and loss statement of Metcash in the 2005 financial year and will negatively impact on short term earnings. This may impact upon the ability of Metcash to pay dividends in the 2005 financial year consistent with dividends paid in prior years. However, the Redemption Premium on CULS should primarily be received by Shareholders (other than Metoz) since they have the right to subscribe for CULS under the Offer.
- Metcash will have incurred cash expenses in the order of $50 million to put the Capital Reorganisation to a vote by Metcash Shareholders.

For further details regarding the implications refer to Section 9 of the Scheme Booklet.

If the Schemes do not become Effective, the Metcash Board will not revisit the Capital Reorganisation.

7.2.7 Directors' recommendations in relation to the Schemes

The Directors of Metcash believe that the Capital Reorganisation is in the best interests of Metcash shareholders.

The Directors consider that succeeding in both the Takeover Offer and the Capital Reorganisation would be the optimal outcome.

7.2.8 Implementation of the Capital Reorganisation

If the Metcash Schemes and Metoz Scheme are implemented, Scheme Shareholders will become shareholders in Newco, and Scheme Optionholders will become holders of options in Newco. Newco is proposed to be listed on ASX and will own 100% of Metcash Shares.

However, before the Metcash Schemes can become Effective:

- The Metcash Share Scheme must be approved by the requisite majorities of the Shareholders attending and voting at the Metcash Share Scheme Meeting to be held on 22 March 2005;
- The Metcash Option Scheme must be approved by the requisite majorities of the Optionholders attending and voting at the Metcash Option Scheme Meeting to be held on 22 March 2005. However, the Metcash Share Scheme and Metoz Scheme can be implemented regardless of the outcome of the Option Scheme;
- Certain Resolutions must be passed by the requisite majorities of the Shareholders attending and voting at the Extraordinary General Meeting to be held on 22 March 2005;
- The Court must approve the Metcash Share Scheme and, with respect to the Metcash Option Scheme only, the Court must also approve the Metcash Option Scheme; and
- The Metoz Scheme must be approved by the requisite majority of Metoz shareholders, be sanctioned by the High Court of South Africa and be deemed to be effective under the South African Companies Act No. 61 of 1973.

The Metcash Schemes and Metoz Scheme are subject to certain other conditions and termination events, which are described in Sections 8.4 and 9 of the Scheme Booklet.

7.2.9 Post-Scheme Restructuring

After the Capital Reorganisation is completed, Newco will undertake an internal restructure of the resulting corporate group. This will result in Newco owning all of the Metcash Shares directly and is designed to facilitate efficient dividend distributions between Metcash and Newco.

7.2.10 Additional information regarding the Capital Reorganisation

The Scheme Booklet prepared by Metcash in connection with the Capital Reorganisation contains full details of the Capital Reorganisation. Certain information concerning the Capital Reorganisation has been included in this Prospectus to the extent that it may be relevant to a decision by an Eligible Shareholder to accept the Offer. A copy of the Scheme Booklet is available on Metcash's website (www.metcash.com) or a paper copy may be obtained free of charge by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

7.3 The Takeover Offer

7.3.1 Overview

Metcash announced on 6 December 2004 that it intends to make an off-market takeover offer to acquire the entire issued share capital of Foodland. Foodland is a supermarket operator and grocery wholesaler trading in Western Australia, Queensland, Northern New South Wales and New Zealand, and comprises two divisions: Franchise & Supply and Action Stores.

The Takeover Offer is structured such that Metcash will retain Foodland Australia and ownership of Foodland New Zealand will be transferred to Foodland Shareholders after the Takeover Offer and compulsory acquisition of outstanding minority shareholdings has been completed.

Note

8 Based on the Metcash Share Price of $2.94 prior to Announcement on 6 December 2004, if the Capital Reorganisation becomes Effective, the Exchange Ratio will be adjusted for the effect of the Offer.

Metcash proposes to offer Foodland Shareholders the following consideration:

- 2.44[8] Metcash A Shares or $7.18 cash per Foodland Share; and
- One NZ Share per Foodland Share.

The Takeover Offer will be conditional on certain matters, including that at least 90% of Foodland Shareholders accept the Takeover Offer.

The Metcash A Shares are being issued to provide flexibility until the outcome of the Capital Reorganisation is known. If the Capital Reorganisation becomes Effective, then the Metcash A Shares will be exchanged for Newco Shares following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. If the Capital Reorganisation does not become Effective, then the Metcash A Shares will convert into Metcash Shares.

The NZ Shares are intended to facilitate Foodland New Zealand being transferred to Foodland Shareholders following the successful completion of the Takeover Offer and compulsory acquisition of any outstanding minority shareholdings. The NZ Shares will be subsequently cancelled in exchange for shares in NZ Holdco which will own Foodland New Zealand, and which will apply to be separately listed on ASX.

Over the course of the last two years the Board and management have been actively reviewing a number of strategic growth initiatives, one of which has been the acquisition of Foodland's Australian assets. The proposed acquisition of Foodland, the retention of Foodland Australia and the transfer of Foodland New Zealand to existing Foodland Shareholders is part of Metcash's strategy to establish a stronger player in Australia's chain-dominated retail markets.

Metcash believes that the acquisition of Foodland Australia should deliver benefits to Metcash and its shareholders including that it:

- Is complementary to Metcash's core business;
- Increases business scale and expands Metcash's grocery wholesaling network into Western Australia;
- Expands Metcash's independent retailer network;
- Improves buying power;
- Provides potential for supply chain and logistic efficiencies to be realised;
- Provides an opportunity to achieve cost savings; and
- Provides an opportunity to transform the IGA "chain" into a truly national player.

If the Takeover Offer is successful, Metcash intends to, inter alia:

- Proceed with compulsory acquisition of the outstanding Foodland Shares in accordance with the provisions of Chapter 6A of the Corporations Act, including any Foodland Shares which are issued after the close of the Takeover Offer;
- Arrange for Foodland to be removed from the official list of ASX;
- Following the completion of compulsory acquisition, commence all steps necessary to transfer the business of Foodland New Zealand to former Foodland Shareholders;
- Undertake an immediate general operational and business review of Foodland Australia's structure and operations. This review is likely to result in rationalising a number of functions within Foodland Australia where there is overlap with Metcash's Australian business; and
- Sell the Action Stores to independent owners and to secure supply agreements with these stores.

7.3.2 Additional information regarding the Takeover Offer

The Bidder's Statement prepared by Metcash in connection with the Takeover Offer contains full details of the Takeover Offer. Certain information concerning the Takeover Offer has been included in this Prospectus to the extent that it may be material to the decision of an Eligible Shareholder to accept the Offer. A copy of the Bidder's Statement is available on Metcash's website (www.metcash.com) or a paper copy may be obtained free of charge by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

7.4 Structure

Set out below are the structures that may result from the four potential outcomes involving the combination of the Capital Reorganisation and the Takeover Offer.

Metcash standalone

In this outcome, the proposed Capital Reorganisation will not proceed and Metoz will remain the majority shareholder in Metcash. As the Takeover Offer is unsuccessful, no Metcash A Shares will be issued to Foodland Shareholders. All CULS will be redeemed for their Issue Price plus a Redemption Premium of 2.5%.


Metoz
Non-Metoz
Shareholders
Metcash

Outcome 1: Capital Reorganisation Effective and Takeover Offer unsuccessful

In this outcome, Newco would be the listed holding company for the Metcash group, comprising the existing Metcash business and Metoz.

As the Metcash Share Scheme is assumed to have become Effective:

- 25% of CULS issued will be converted into Newco Shares on implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these remaining CULS, as set out in Section 3.3J).


Non-Metoz
Shareholders
Former
CULS Holders
Newco
Metoz
Metcash

Outcome 2: Capital Reorganisation not Effective but Takeover Offer successful

If the Capital Reorganisation does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%.


Metoz
Non-Metoz Shareholders
Former Foodland Shareholders
Metcash
Foodland Australia[1]

Outcome 3: Capital Reorganisation Effective and Takeover Offer successful

In this scenario, Newco will be the listed holding company of the Metcash group, which will comprise the existing Metcash business, Metoz and Foodland Australia. Any Foodland Shareholders accepting Metcash A Shares under the Takeover Offer will have their shares exchanged for Newco Shares.

As the Metcash Share Scheme is assumed to have become Effective:

- 25% of CULS issued will be converted into Newco Shares on the implementation of the Metcash Share Scheme; and
- On the Maturity Date:
  - A further 25% of CULS issued will be converted into Newco Shares; and
  - The remaining 50% of CULS issued (Election CULS) will be either redeemed or converted at Metcash's discretion (unless Metcash elects to extend the Maturity Date of these remaining CULS, as set out in Section 3.3J).


Non-Metoz Shareholders
Former Foodland Shareholders
Newco
Former CULS Holders
Metoz
Metcash
Foodland Australia[1]

Notes

1 Assumes that Foodland New Zealand has been transferred to Foodland Shareholders

2 These diagrams show the position prior to the Post-Scheme Restructuring taking place. In addition, these diagrams do not contemplate the CUPS, which are issued by Metcash and in certain events can convert into Newco Shares. Further detail in relation to the CUPS is set out in Section 8.2. The extent to which CULS will convert into Newco Shares will vary as discussed in Section 8

Section 8

FUNDING THE CAPITAL REORGANISATION AND TAKEOVER OFFER

8.1 Introduction

All funding requirements in respect of the Capital Reorganisation and Takeover Offer have been underwritten. This Section sets out information relating to these funding arrangements.

For the purposes of this Section, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Section would not change materially, if $746 million was used for the calculations.

8.2 Funding the Capital Reorganisation

The consideration payable by Metcash to support the Capital Reorganisation will be financed by:

- A new three year senior unsecured syndicated loan note subscription facility (the Syndicated Facility) of up to $825 million. The Syndicated Facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by ANZ;
- The issue of CULS has been underwritten by Deutsche Bank to raise approximately $746 million. Metoz has waived its rights under the Offer; and
- The issue of Convertible Undated Preference Shares (CUPS) of up to $50 million. Deutsche Bank has agreed to subscribe for all of the CUPS. The CUPS are convertible preference shares and will only be subscribed for if the Capital Reorganisation becomes Effective. For further information regarding the CUPS refer to Section 12 of the Scheme Booklet.

8.3 Funding from Metcash to Newco

Metcash has agreed to provide loan funds to Newco to enable it to fund the Capital Reorganisation. These loans funds will be advanced as follows:

- An interest free loan of $794 million being an advance of the proceeds of the Offer and the CUPS issue; and
- An interest bearing loan of up to $527 million being the proceeds of drawings under the Syndicated Facility required to ensure that the total funding required to meet payments related to the Capital Reorganisation are available.

On completion of the Schemes, Newco and Metcash intend that the interest bearing loan will be repaid as soon as practicable.

8.4 Funding the Takeover Offer

The consideration payable by Metcash to support the Takeover Offer will be financed by:

- The Syndicated Facility referred to above (to the extent that funds available under such facility are not required for the Capital Reorganisation);
- A new $235 million 18 month cash advance facility (the Action Facility) to facilitate the sale of Foodland's Action Stores business;
- The proceeds of the Equity Placement which raised a total of approximately $270 million; and
- The proceeds of the SPP which raised approximately $21 million.

Metcash also has a facility in place in the event the debt in Foodland New Zealand needs to be refinanced as a result of the Takeover Offer.

In addition to the above, a new 364 day working capital facility of up to $150 million (or $100 million if the Takeover Offer is unsuccessful) (the Working Capital Facility) is to be provided to Metcash by ANZ for the purposes of funding (subject to certain restrictions) ongoing working capital requirements of Metcash and its subsidiaries.

8.5 Sources and uses of funds

Set out below are the sources and uses of funds applicable for the potential outcomes under the Capital Reorganisation and Takeover Offer which have been prepared on the following basis:

- They assume 100% cash acceptances by Foodland Shareholders under the Takeover Offer;
- CULS are issued before the Scheme Meetings and are used to fund the Capital Reorganisation if it becomes Effective. If the Capital Reorganisation does not become Effective all of the issued CULS are redeemed;
- The CUPS are issued to fund the Capital Reorganisation. If the Capital Reorganisation does not become Effective, the CUPS will not be issued; and
- They take into account the subsequent redemption of CULS and/or CUPS depending on the outcome of the Capital Reorganisation and Takeover Offer. These redemptions may be funded, in certain circumstances by drawing under the Syndicated Facility.

It is possible that one of the following three outcomes may arise:

- Outcome 1 – The Capital Reorganisation is Effective but the Takeover Offer is unsuccessful;
- Outcome 2 – The Capital Reorganisation is not Effective and the Takeover Offer is successful; and
- Outcome 3 – The Capital Reorganisation is Effective and the Takeover Offer is successful.

Sources and uses of funds for each of these outcomes is discussed below.

8.5.1 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	527	Capital Reorganisation	1,125
Action Facility	0	Takeover Offer	0
CULS	372	Transaction costs	64
CUPS	0		
Cash	291		
Sources of funds[2]	**1,189**	**Uses of funds**	**1,189**

Notes
1 Facility limit $600 million – $73 million remains undrawn.
2 Numbers contained in this Section 8 are rounded to zero decimal places. If a set of numbers do not appear to add together precisely, this is a function of rounding.

In this Outcome, 25% of the CULS will be converted into Newco Shares upon implementation of the Capital Reorganisation and a further 25% will be converted into Newco Shares approximately six months later. It is assumed the remaining CULS are redeemed (for their Issue Price plus a Redemption Premium of 5%) after approximately six months. Redemption of CULS (including the Redemption Premium) will be funded using existing cash balances and the Syndicated Facility.

The CUPS are issued once the Capital Reorganisation becomes Effective but are assumed to be redeemed after six months.

The source and use of funds table above is presented after the conversion of 50% of CULS issued and redemption of the remaining 50% of CULS issued and the redemption of the CUPS.

Under this Outcome, the Syndicated Facility limit reduces from $825 million to $600 million. $527 million will be drawn under the Syndicated Facility and cash of $291 million will fund the balance.

8.5.2 Outcome 2 – Capital Reorganisation not Effective and Takeover Offer successful

If the Capital Reorganisation does not become Effective, all CULS issued are redeemed for their Issue Price plus a Redemption Premium of 2.5%. Redemption of CULS (including the Redemption Premium) will be funded using proceeds from the Offer and existing cash balances.

8.5.3 Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility[1]	756	Capital Reorganisation	1,125
Action Facility	235	Takeover Offer	846
CULS	744	Transaction and restructure costs	104
CUPS	50		
Cash	291		
Sources of funds	**2,075**	**Uses of funds**	**2,075**

Note

1 Facility limit $775 million – $19 million remains undrawn. Initially, $825 million is available, however the limit reduces to $775 million due to the conversion of the CUPS into Newco Shares.

In this Outcome, 25% of the CULS will be converted to Newco Shares upon implementation of the Capital Reorganisation and a further 25% will convert into Newco Shares approximately six months later. It is assumed the remaining CULS are also converted to Newco Shares approximately six months after their issue.

The CUPS will be issued once the Capital Reorganisation becomes Effective and are assumed to be converted into Newco Shares after six months.

The source and uses of funds table above is presented after the conversion of the CULS and CUPS.

Of the debt funding, $756 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This outcome assumes 100% cash take-up under the Takeover Offer. If there is scrip take-up under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

Section 9

FINANCIAL INFORMATION

9.1 Introduction

For the purpose of assessing the financial impact of the Capital Reorganisation and Takeover Offer a number of potential Outcomes have been considered as set out below.

	Capital Reorganisation	Takeover Offer	Section reference	Entity
Metcash standalone	✗	✗	9.6	Metcash
Outcomes				
1 – Capital Reorganisation Effective but Takeover Offer not successful	✓	✗	9.7	Newco
2 – Capital Reorganisation not Effective but Takeover Offer successful[2]	✗	✓	9.8	Metcash
3 – Capital Reorganisation Effective and Takeover Offer successful	✓	✓[1]	9.9	Newco

Legend
✗ = Impact of this event not relevant to the financial information for this Outcome
✓ = Impact of this event has been incorporated in the financial information for this Outcome

Notes
1 In Outcome 3, sensitivity analysis has been performed to illustrate the impact on gearing and EPS under various levels of acceptances of Metcash A Shares pursuant to the Takeover Offer
2 This Outcome is not relevant to this Prospectus because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%. This Outcome has been included in this Prospectus for completeness and consistency with the Scheme Booklet

For the purposes of this Section, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Section would not change materially if $746 million were used for the calculations.

The Independent Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd is contained in Section 10. The report has been prepared in respect of the historical and forecast statements of financial performance and statements of cashflows, pro forma statements of financial position and earnings per share calculations presented in this Section 9 and Appendix 2.

9.2 Newco

Newco is a new company that was incorporated for the purposes of the Capital Reorganisation and therefore has no historical financial information. Under the Capital Reorganisation, it is proposed that Newco will acquire 100% of the ordinary shares in Metcash by acquiring:

- The approximately 52% of Metcash indirectly held by Metoz Holdings (Metoz Interest in Metcash), through the acquisition of the entire issued share capital of Metoz Holdings; and
- The remainder of Metcash held by Non-Metoz Shareholders.

For further information relating to Newco refer to Section 6.

9.3 Summary financial information

		Outcome 1	Outcome 2	Outcome 3
	Metcash standalone	Capital Reorganisation Effective but Takeover Offer not successful	Capital Reorganisation not Effective but Takeover Offer successful[1]	Capital Reorganisation Effective and Takeover Offer successful[2]
	AGAAP Year ending 30 April 2006			
Sales ($ million)	7,232	7,232	n.a.	9,191
EBITA ($ million)	205	205	n.a.	295
EPS (cents)[3]	20.5	21.3	n.a.	23.9
Metcash standalone adjusted EPS (cents)[4]	n.a.	19.1	n.a.	18.4
EPS accretion %[3,4,5]	n.a.	12%	n.a.	30%
Net debt/EBITDA (2006)	0.4x	2.6x[6]	n.a.	2.1x[6]

Notes

1 *This Outcome is not relevant to this Prospectus because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%. This Outcome has been included in this Prospectus for completeness and consistency with the Scheme Booklet.*
2 *Assumes 100% cash takeup by Foodland shareholders under the Takeover Offer.*
3 *Earnings is defined as earnings pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs.*
4 *Metcash standalone EPS of 20.5 cents has been adjusted under each Outcome in accordance with AASB 133. The quantum of adjustment is dependent on the assumption of the value of CULS converted to equity which differs between Outcomes.*
5 *EPS accretion is measured relative to Metcash standalone adjusted EPS (which excludes any impact of the Equity Placement undertaken on 6 December 2004, the Share Purchase Plan announced on 6 December 2004 and any costs associated with the Capital Reorganisation or Takeover Offer).*
6 *Ratio calculated on proforma net debt as at 31 October 2004.*

Detailed analysis and explanation regarding the financial information for each Outcome and Metcash on a standalone basis is contained in the remainder of this Section and Appendix 2.

9.4 Overview of financial information prepared

Set out below is a summary of the financial information that has been presented in this Section for Metcash standalone and Outcomes 1 and 3. Financial information for Outcome 2 has not been presented in this Section because if the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%.

The Metcash, Foodland and Newco financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Corporations Act 2001.

The EBITDA figures included in the forecast statements of financial performance have been prepared on the basis of assumptions relating to the operating margins of the businesses, rather than specific calculations of the line items that might otherwise appear between "Sales" and "EBITDA". The computation of the figures included the application of a percentage to the sales figures

9.4.1 Metcash standalone financial information

Reference to financial information relating to Metcash standalone, refers to Metcash and its controlled entities on a consolidated basis.

The following financial information relating to Metcash on a standalone basis has been presented on an AGAAP basis:

- Historical statements of financial performance, earnings per share and statement of cashflow for the years ended 30 April 2003 and 2004;
- Historical statement of financial position as at 31 October 2004; and
- Forecast statements of financial performance, earnings per share and statement of cashflow for the years ending 30 April 2005 and 2006.

Assumptions underlying the preparation of forecast financial information for Metcash standalone and details of the adjustments required to re-state financial information under Australian IFRS are contained in Appendix 2.

9.4.2 Financial information for Outcomes 1 and 3

For each of Outcomes 1 and 3 the following financial information has been presented on an AGAAP and Australian IFRS basis:

- Forecast statement of financial performance, earnings per share and statement of cashflow for the year ending 30 April 2006; and
- Proforma statement of financial position as at 31 October 2004.

Sensitivity analysis for Outcome 3 is also presented below.

For assumptions relating to Outcomes 1 and 3 and the principal differences between AGAAP and Australian IFRS as they relate to Metcash standalone refer to Appendix 2.

9.5 Basis of preparation

9.5.1 Disclosure regarding forward looking statements

The forecast financial information and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of Metcash, Newco or Foodland to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 13.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Eligible Shareholders in assessing the proposed issue of CULS. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Prospectus and should be read in conjunction with the assumptions underlying their preparation as set out in this Section 9 and Appendix 2.

9.5.2 Foodland financial information

Financial information relating to Foodland has been sourced from publicly available information. Where considered appropriate, Metcash has adjusted certain Foodland financial information based on Metcash's industry knowledge and expertise. The primary sources of information about Foodland used by Metcash were as follows:

- Foodland's annual reports for 2003 and 2004;
- Foodland's results presentations in 2003 and 2004;
- Reports on Foodland prepared by stock brokers;
- Press releases and ASX announcements made by Foodland;
- IRESS and Bloomberg; and
- Other publicly released information on Foodland.

Metcash has not had access to information on Foodland other than that which is available in the public domain. Metcash has not had access to the directors, management or staff of Foodland, or to any Foodland detailed budgets, workpapers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Foodland. Metcash does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Foodland will release up-to-date financial information and financial forecasts in its target statement that will be sent to Foodland Shareholders and made available publicly. Should it become available publicly, Eligible Shareholders should review this information prior to deciding whether or not to accept the Offer of CULS.

9.5.3 Additional information

Refer to Appendix 2 for further details on the basis of preparation for this Section 9 and Appendix 2.

9.6 Metcash standalone

The financial information presented below relates to Metcash standalone and has been compiled assuming that neither the Capital Reorganisation nor the Takeover Offer were undertaken. Accordingly, the information below excludes any impact of:

- Transaction costs Metcash will incur in connection with the Capital Reorganisation and Takeover Offer;
- The Equity Placement undertaken by Metcash on 6 December 2004; and
- The Share Purchase Plan announced by Metcash on 6 December 2004.

Metcash will incur transaction costs of approximately $50 million if the Capital Reorganisation is not Effective and the Takeover Offer is unsuccessful. These costs relate to legal, funding, and advisory expenses.

If the Capital Reorganisation does not become Effective Metcash will incur a large portion of these costs prior to 30 April 2005, thereby potentially limiting the amount of any dividend that Metcash may declare and pay out from the profits generated in the 2005 financial year.

In addition, interest income on the cash raised from the Equity Placement and SPP have been excluded from the forecasts.

9.6.1 Statement of financial position

The historical statement of financial position detailed below has been extracted from the half year financial report of Metcash as at 31 October 2004 and is prepared under AGAAP. Under half year reporting requirements Metcash's auditor, Ernst & Young has reviewed this financial report.

	AGAAP
	31-Oct-04
$ million	Historical[1]
Current assets	
Cash	19
Inventory	428
Accounts receivable	694
Other	9
Total current assets	**1,150**
Non-current assets	
Accounts receivable	10
Property, plant and equipment	129
Intangibles	236
Other	5
Total non-current assets	**380**
Total assets	**1,530**
Current liabilities	
Debt	86
Accounts payable	881
Other	44
Total current liabilities	**1,011**
Non-current liabilities	
Debt	16
Other	19
Total non-current liabilities	**35**
Total liabilities	**1,046**
Net assets	**484**
Equity	563
Retained earnings	(93)
Other	14
Total equity	**484**

Note
1 *Statement of financial position excludes impact of the $35 million (5.5 cent per Metcash share) interim dividend declared by Metcash on 25 November 2004 and paid on 15 December 2004 and the proposed dividend of 4.0 cent (approximately $30 million).*

9.6.2 Statements of financial performance

The Metcash standalone historical statements of financial performance and statements of cashflow shown below have been compiled on an AGAAP basis and extracted from Metcash's audited consolidated statements of financial performance for the years ended 30 April 2003 and 30 April 2004. The forecasts for 30 April 2005 and 30 April 2006 are based on a number of assumptions which are set out in Section 1.2 of Appendix 2. The forecast financial information for the year ending 30 April 2005 has been based on the actual results for the six months to 31 October 2004 plus forecasts for the six months to 30 April 2005.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
$ million	Historical		Forecast	
Sales	**6,696**	**7,174**[1]	**7,090**	**7,232**
Sales growth		7.1%	(1.2%)	2.0%
EBITDA	**181**	**211**	**222**	**231**
Depreciation	(23)	(20)	(24)	(26)
EBITA[2]	**158**	**191**	**198**	**205**
EBITA margin	2.4%	2.7%	2.8%	2.8%
Amortisation	(25)	(28)	(29)	(29)
EBIT	**133**	**163**[1]	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

Notes

1 *Financial information for 30 April 2004 represents 53 weeks trading. For comparative purposes sales and EBIT for the 52 weeks ending 30 April 2004 were $7,044 million and $159 million respectively. The actual adjusted sales growth for the 52 weeks ending 30 April 2004 is 5.2% and the forecast adjusted sales growth for the year ending 30 April 2005 is 0.7%.*

2 *In accordance with Metcash's current accounting policies finance lease amortisation ($5 million for the year ended 30 April 2003, $7 million for the year ended 30 April 2004 and forecast $7 million per annum for the two years ending 2006) has been classified as amortisation. In the five year review contained in Metcash's 2004 Annual Report, finance lease amortisation for these periods has been treated as depreciation.*

9.6.3 Earnings per share

Set out below is Metcash's standalone historic and forecast earnings per share for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	30-Apr-03	30-Apr-04	30-Apr-05	30-Apr-06
$ million	Historical		Forecast	
Reported NPAT	**81**	**102**	**105**	**110**
Add goodwill amortisation	19	21	22	22
Adjusted NPAT	**100**	**123**	**127**	**132**
Weighted average shares outstanding	621	634	639	640
Basic EPS (cents)	**16.2**	**19.3**	**19.8**	**20.5**

9.6.4 Statement of cashflow

Set out below is Metcash's standalone historic and forecast statement of cashflow for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	30-Apr-03	30-Apr-04	30-Apr-05	30-Apr-06
$ million	Historical		Forecast	
EBITDA	181	211	222	231
Change in working capital	(26)	(31)	(22)	(19)
Tax paid	(34)	(41)	(57)	(59)
Net interest expense	(8)	(8)	(8)	(7)
Operating cashflow	**113**	**131**	**135**	**146**
Less capital expenditure	(28)	(26)	(28)	(29)
Less investments	(18)	(33)	(27)	(20)
Net cashflow pre financing	**67**	**72**	**80**	**97**

9.6.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone, based on the historical statement of financial position as at 31 October 2004

	AGAAP
	Metcash standalone
Net debt/EBITDA (2006)	0.4x
2006 EBITA/net interest (2006)	29.1x
Net debt/net debt + book equity	15%

UOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

9.6.6 Further information

Refer to Appendix 2 for further information relating to:

- Management commentary on historical results;
- Forecast assumptions;
- Australian IFRS adjustments.

9.7 Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

This Section sets out financial information in relation to Outcome 1, whereby the Capital Reorganisation is Effective but the Takeover Offer is unsuccessful.

Section 1.3 of Appendix 2 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 1.5 of Appendix 2 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the proforma statement of financial position and forecast statement of financial performance for Newco.

9.7.1 Pro forma statement of financial position

Set out below is the pro forma statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	19	19
Inventory	428	428	428
Accounts receivable	694	694	694
Other	9	9	9
Total current assets	**1,150**	**1,150**	**1,150**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	129	129
Intangibles	236	1,912	247
Other	5	5	5
Total non-current assets	**380**	**2,056**	**391**
Total assets	**1,530**	**3,206**	**1,541**
Current liabilities			
Debt	86	86	86
Accounts payable	881	881	881
Other	44	44	44
Total current liabilities	**1,011**	**1,011**	**1,011**
Non-current liabilities			
Debt	16	532	532
Other	19	19	19
Total non-current liabilities	**35**	**551**	**551**
Total liabilities	**1,046**	**1,562**	**1,562**
Net assets	**484**	**1,644**	**(21)**
Equity	563	1,644	1,213
Retained earnings	(93)	0	(131)
Other reserves	14	0	(1,103)
Net equity	**484**	**1,644**	**(21)**

Under Australian IFRS, the treatment of the acquisition of all shares in Metoz and all the shares in Metcash excluding shares owned by Metoz as a reverse acquisition contributes significantly to Newco's pro forma net liability position as at 31 October 2004. On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed as the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz shares is eliminated against other reserves.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco shortly after the Effective Date of the Capital Reorganisation and 25% after approximately six months. It is assumed the residual funds raised under the CULS and 100% of the CUPS are redeemed after approximately six months. The pro forma statement of financial position presented above and in Section 1.7 of Appendix 2 are presented after the conversion and redemption of the CULS and CUPS.

Section 1.7 of Appendix 2 contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome. Details of the adjustments made to derive the statement of financial position under Australian IFRS are set out in Sections 1.5 and 1.7 of Appendix 2.

9.7.2 Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Sales	7,232	7,232	7,232
EBITDA[1]	**231**	**231**	**231**
Depreciation	(26)	(26)	(26)
EBITA[1]	**205**	**205**	**205**
EBITA margin[1]	2.8%	2.8%	2.8%
Transaction and restructure costs[2]	0	(33)	(34)
Amortisation	(29)	(103)	(7)
EBIT	**176**	**69**	**164**
Net interest expense	(7)	(41)	(43)[2]
PBT	**169**	**27**	**120**
Tax expense	(59)	(42)	(42)
Reported NPAT	**110**	**(15)**	**78**

Notes

1 Pre transaction and restructure costs.

2 CUPS are assumed to be redeemed six months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a Redemption Premium of 8% p.a. of the value of CUPS issued is payable on redemption.

9.7.3 Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	(15)	78
Add post tax transactions and restructure costs	0	26	26
Add goodwill amortisation	22	95	0
Adjusted NPAT	132	107	105
Weighted average shares outstanding (million)	640	501	501
Basic EPS	20.5	21.3	20.9
Metcash standalone adjusted EPS (cents)[1]	19.1	19.1	19.1
EPS accretion	**n.a.**	**12%**	**10%[2]**

Notes

1 *EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $372 million of CULS to Newco shares.*

2 *EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under Australian IFRS.*

9.7.4 Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to Outcome 1. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and Redemption Premium payable of approximately $2 million on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
$ million	**Metcash standalone**	**Newco**
EBITDA	231	231
Change in working capital	(19)	(19)
Tax paid	(59)	(42)
Net interest expense	(7)	(41)
Operating cashflow	**146**	**129**
Less capital expenditure	(29)	(29)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**80**

Note

1 *Pre financing, transaction and restructure costs.*

9.7.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.6x[1]
2006 EBITA/net interest (2006)	29.1x	4.9x
Net debt/net debt + book equity	15%	27%[1]

Note

1 Pro forma net debt as at 31 October 2004 used in ratio.

9.8 Outcome 2 – Capital Reorganisation not Effective but Takeover Offer successful

In this Outcome the Capital Reorganisation is assumed to not become Effective but the Takeover Offer is successful. If the Capital Reorganisation does not become Effective all CULS are redeemed for Issue Price plus a Redemption Premium of 2.5%.

9.9 Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

This Section sets out financial information in relation to Outcome 3, whereby the Capital Reorganisation is Effective and Takeover Offer is successful.

Section 1.3 of Appendix 2 sets out the major assumptions that have been made in preparing the financial information relating to this Outcome.

Section 1.5 of Appendix 2 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the pro forma statement of financial position and the forecast statement of financial performance for Newco.

9.9.1 Pro forma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	31-Oct-04	31-Oct-04	31-Oct-04
$ million	Historical Metcash standalone	Newco	Newco
Current assets			
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	694	766	766
Other	9	13	13
Total current assets	**1,150**	**1,327**	**1,327**
Non-current assets			
Accounts receivable	10	10	10
PP&E	129	146	146
Intangibles	236	2,382	606
Other	5	82	82
Total non-current assets	**380**	**2,620**	**844**
Total assets	**1,530**	**3,947**	**2,171**
Current liabilities			
Debt	86	86	86
Accounts payable	881	988	988
Other	44	44	44
Total current liabilities	**1,011**	**1,118**	**1,118**
Non-current liabilities			
Debt	16	620	620
Accounts payable	–	2	2
Other	19	19	45
Total non-current liabilities	**35**	**641**	**667**
Total liabilities	**1,046**	**1,759**	**1,785**
Net assets	**484**	**2,188**	**385**

Section 1.8 of Appendix 2 contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Outcome.

In this Outcome, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in Newco upon implementation of the Capital Reorganisation and a further 25% at Maturity Date. It is assumed the remaining 50% of the CULS are also converted at Maturity Date. 100% of the CUPS are assumed to be converted into ordinary equity in Newco after six months. The pro forma statement of financial position presented above and in Section 1.8 of Appendix 2 are presented after conversion of the CULS and CUPS.

9.9.2 Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and Newco (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(20)	(50)
Amortisation	(29)	(126)	(7)
EBIT	**176**	**149**	**237**
Net interest expense[2]	(7)	(56)	(58)
PBT	**169**	**93**	**179**
Tax expense	(59)	(64)	(58)
Reported NPAT	**110**	**29**	**122**

Notes

1 *Pre transaction and restructure costs.*

2 *CUPS are assumed to be converted six months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a Redemption Premium of 8% p.a. of the value of CUPS issued, is payable on conversion.*

9.9.3 Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and for Newco for the year ending 30 April 2006 (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
	30-Apr-06	30-Apr-06	30-Apr-06
$ million	Metcash standalone	Newco	Newco
Reported NPAT	110	29	122
Add post tax transaction and restructure costs[1]	0	10	35
Add goodwill amortisation	22	119	0
Adjusted NPAT	132	159	157
Weighted average shares outstanding	640	664	664
Basic EPS	20.5	23.9	23.6
Metcash standalone adjusted EPS (cents)[2]	18.4	18.4	18.4
EPS accretion	**n.a.**	**30%**	**28%[3]**

Notes

1 Non recurring transaction and restructure costs.

2 EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $744 million of CULS to Newco Shares.

3 EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under IFRS.

9.9.4 Forecast statement of cashflow

Set out below is Metcash standalone and Newco forecast cashflow for the year ending 30 April 2006 pursuant to this Outcome. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and Redemption Premium payable on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

	30-Apr-06 Forecast	30-Apr-06 Forecast
$ million	**Metcash standalone**	**Newco**
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(62)
Net interest expense	(7)	(56)
Operating cashflow	**146**	**188**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**130**

Note

1 Pre financing, transaction and restructure costs.

9.9.5 Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and Newco pursuant to this Outcome.

	AGAAP	
	Metcash standalone	Newco
Net debt/EBITDA (2006)	0.4x	2.1x[1]
2006 EBITA/net interest (2006)	29.1x	5.3x
Net debt/net debt + book equity	15%	24%[1]

Note
1 Proforma net debt as at 31 October 2004 used in the above ratio.

9.9.6 Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Outcome.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland Shareholders of Metcash A Shares as opposed to cash.

	AGAAP		
Metcash A Share take-up	0%	50%	100%
Net debt/net debt + book equity[1]	24%	24%	9%
EPS accretion[2]	30%	28%[3]	19%[3]

Notes
1 Proforma net debt and pro forma book value of equity as at 31 October 2004 used in ratio.
2 EPS is based on earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs relative to Metcash standalone EPS.
3 This sensitivity assumes Metcash will issue 2.44 Metcash A Shares to Foodland Shareholders who accept Metcash A Shares as opposed to the cash alternative under the Takeover Offer. The 2.44 Exchange Ratio will be adjusted in accordance with the formula set out in Section 1.11 of Appendix 2 due to CULS being a pro rata issue. The 2.44 Exchange Ratio in the above sensitivity has not been adjusted given the adjustment factor can not be reasonably quantified as it is based on future share prices of Metcash. Therefore the actual EPS if adjusted may be less.

Under the sensitivity above where Foodland Shareholders accept Metcash A Shares it has been assumed that Newco redeems the 50% of the CULS it is entitled to redeem and redeems the 100% of CUPS.

Depending on the level of Metcash A Share take-up under the Takeover Offer, Metcash would consider capital management initiatives via a share buy-back to ensure an optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the banking facilities and would be expected to be complete within a three month period.

Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

	AGAAP	
Foodland Australia EBITA change	**30-Apr-06**	
	+5%	-5%
Basic EPS[1] (cents)	24.4	23.4
Metcash standalone adjusted basic EPS[1,2] (cents)	18.4	18.4
EPS accretion %	32%	27%

Notes

1 EPS is based on earnings pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs.

2 EPS has been adjusted in accordance with AASB 13 given the CULS is a pro rata issue.

Section 10

INDEPENDENT ACCOUNTANT'S REPORT

PRICEWATERHOUSECOOPERS SECURITIES LTD

FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 11 February 2005

About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) (PwC Securities) has been engaged by Metcash Trading Limited (Metcash) to provide a report in the form of an Independent Accountant's Report (the Report) in relation to the issue of Convertible Unsecured Loan Stock units (CULS), the proposed takeover of Foodland Australia Limited (Foodland) by Metcash and a capital reorganisation of Metcash (together, the Transactions) for inclusion in the Prospectus dated on or about 11 February 2005 (Prospectus).

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

This Financial Services Guide

This Financial Services Guide (FSG) is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

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Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

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PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business.

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If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

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PwC Securities can be contacted by sending a letter to the following address:

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The Directors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
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Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

11 February 2005

Dear Sirs

Independent Accountant's Report on Historical and Forecast Financial Information

We have prepared this report on the historical and forecast financial information of Metcash Trading Limited (Metcash) and Foodland Associated Limited (Foodland) for inclusion in the Prospectus dated on or about 11 February 2005 relating to the proposed issue of Convertible Unsecured Loan Stock units (CULS) by Metcash (the Prospectus).

Expressions defined in the Prospectus have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001. PricewaterhouseCoopers Securities Ltd is wholly-owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 6 December 2004, Metcash announced its intention to undertake a Capital Reorganisation which would, in effect, result in the acquisition of the entire issued share capital of Metcash's 52% majority shareholder, Metoz. Since Metoz's only material asset is its holding in Metcash, the Capital Reorganisation will, in effect, achieve a selective buyback of Metoz's shareholding in Metcash.

Under the Capital Reorganisation, a new company, Newco, has been incorporated with the intention that:

- Newco will purchase all of the shares in Metoz for a total cost of A$2.92 for each Metcash share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt; and
- All other shareholders in Metcash will receive one Newco Share for each Metcash Share held before the Capital Reorganisation becomes Effective.

On 6 December 2004, Metcash also announced its intention to make an offer to acquire the entire issued share capital of Foodland. Under the Takeover Offer, Foodland shareholders will ultimately retain ownership of Foodland's New Zealand business whilst Metcash or Newco, as the case may be, will retain Foodland's Australian business.

The Capital Reorganisation and the Takeover Offer are separate proposals and are not conditional upon each other.

In order to help fund the Takeover Offer, Metcash raised approximately $270 million through the issue of Metcash Shares under an institutional placement on 6 December 2004. Various other funding arrangements have been put in place by Metcash to fund the Takeover Offer and the Capital Reorganisation and these are summarised in Section 8 of the Prospectus.

As part of these funding arrangements, and pursuant to this Prospectus, Metcash is making a five for six pro rata offer of approximately 294 million CULS at an issue price of $2.54 per CULS to raise approximately $746 million.

PRICEWATERHOUSECOOPERS

Scope

You have requested PwC Securities to prepare an Independent Accountant's Report (the Report) covering the following information contained within the Prospectus:

Historical Financial Information

(a) The historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 30 April 2004;

(b) The adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;

(c) The historical statement of financial position of Metcash as at 31 October 2004;

(d) The adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and

(e) The proforma statements of financial position of Metcash and Newco as at 31 October 2004,

(together the Historical Financial Information).

The Historical Financial Information has been prepared on the basis of three scenarios:

- Metcash Standalone – The Capital Reorganisation and the Takeover Offer are not undertaken;
- Outcome 1 – The Capital Reorganisation is Effective but the Takeover Offer is not successful;
- Outcome 3 – The Capital Reorganisation is Effective and the Takeover Offer is successful; and

Outcome 2 (the Capital Reorganisation is not Effective but the Takeover Offer is successful) is not relevant for this Prospectus on the basis that if the Capital Reorganisation does not become Effective, all CULS will be redeemed for the Issue Price plus a Redemption Premium of 2.5%.

The scope of our work has included a review of the Historical Financial Information under each of the above scenarios.

Forecast Financial Information

(a) The Directors' statement of forecast financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2005 and 2006;

(b) The Directors' estimate of the forecast financial information for Foodland Australia Wholesale for the year ended 30 April 2006; and

(c) The Directors' statement of forecast financial performance, earnings per share and cashflows of Newco for the year ended 30 April 2006,

(together, the Forecast Financial Information).

The Forecast Financial Information has also been prepared under the three scenarios described previously in this Report. The scope of our work has included a review of the Forecast Financial Information under each of the three scenarios.

Prospectus

This Report has been prepared for inclusion in the Prospectus. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecast Financial Information to which it relates for any purposes other than for which it was prepared.

PRICEWATERHOUSECOOPERS

Scope of review of Historical Financial Information

The Historical Financial Information set out in Section 9 and Appendix 2 of this Prospectus, has been based on the audited financial statements of Metcash and Foodland, except for financial information relating to Metcash for the period ending 31 October 2004 which has been extracted from reviewed financial statements. The auditor of both Metcash and Foodland for the period covered by the Historical Financial Information has been Ernst & Young. The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Metcash, Newco, Foodland Australia and Foodland Australia Wholesale going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

- An analytical review of the audited and reviewed financial statements of Metcash and Foodland for the relevant historical periods;
- A review of work papers, accounting records and other documents of Metcash and Newco only;
- A review of the adjustments made to the reported historical financial performance and statement of financial position of Foodland;
- A review of the assumptions used to compile the proforma statements of financial position set out in Section 9 of the Prospectus ("the proforma transactions");
- A comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and
- Enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, accordingly, the level of assurance provided is less than given in an audit. We have not performed an audit and do not express an audit opinion.

Limitation of scope of Historical Financial Information

The Historical Financial Information relating to Foodland has been extracted from publicly available information. The Directors have made various assumptions in order to present standalone Foodland Australia and Foodland Australia Wholesale information which have not been discussed with Foodland management or verified to supporting accounting records. Accordingly, the standalone Historical Financial Information relating to the Foodland Australia and Foodland Australia Wholesale businesses should be reviewed with this limitation in mind.

Review statement on Historical Financial Information

Except for the limitation in scope referred to above, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- The proforma statements of financial position have not been properly prepared on the basis of the proforma transactions;
- The proforma transactions do not form a reasonable basis for the proforma statements of financial position;
- The Historical Financial Information, as set out in Section 9 and Appendix 2 of this Prospectus does not present fairly:
    - (a) The historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 30 April 2004;

PRICEWATERHOUSECOOPERS

(b) The adjusted historical statements of financial performance of Foodland Australia for each of the years ended 3 August 2003 and 1 August 2004;

(c) The historical statement of financial position of Metcash as at 31 October 2004;

(d) The adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004; and

(e) The proforma statement of financial position of Metcash and for Newco as at 31 October 2004 assuming completion of the proforma transactions,

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Metcash in their 30 April 2004 financial statements.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecast Financial Information, including the best estimate assumptions, on which they are based.

Our review of the best estimate assumptions underlying the Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Financial Information.

These procedures included discussion with the Directors and management of Metcash and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Financial Information and whether, in all material respects, the Forecast Financial Information is properly prepared on the basis of the assumptions and is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of the Metcash disclosed in their 30 April 2004 financial statements so as to present a view of Metcash and Newco which is consistent with our understanding of the past, current and future operations of the businesses.

The Forecast Financial Information has been prepared by the Directors to provide investors with a guide to the potential future financial performance of Metcash and Newco based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Financial Information. Actual results may vary materially from the Forecast Financial Information and the variation may be materially positive or negative. Accordingly, shareholders should have regard to the investment risks set out in Section 13 of this Prospectus.

Our review of the Forecast Financial Information is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Financial Information included in this Prospectus.

Limitation of scope of Forecast Financial Information

The components of the Metcash and Newco Forecast Financial Information relating to the underlying operations of Foodland Australia Wholesale together with the impact of the expected merger synergies have been based on publicly available information and Metcash Directors' industry knowledge.

Neither the Metcash Directors nor PwC Securities have had access to Foodland's management, auditors, financial records, budgets or business plans to assess the reliability of the Foodland Australia or Foodland Australia Wholesale historical and forecast financial



information or the reliability of the merger synergy estimates (in particular the extent, timing and cost of delivering such synergies). Accordingly, the Forecast Financial Information should be reviewed with these limitations in mind.

Review statement on the Forecast Financial Information

Except for the limitation in scope referred to above, and the effects, if any that may have been required had the limitation not existed, based on our review of the Forecast Financial Information, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecast Financial Information, nothing has come to our attention which causes us to believe that:

(a) The best estimate assumptions set out in Section 9 and Appendix 2 of this Prospectus do not provide a reasonable basis for the preparation of the Forecast Financial Information;

(b) The Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and

(c) The Forecast Financial Information is unreasonable.

The underlying assumptions are subject to significant uncertainties including those resulting from the limitation of scope referenced to above and contingencies often outside the control of Metcash and Newco. If events do not occur as assumed, actual results achieved by Metcash and/or Newco may vary significantly from the Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Metcash have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or disclosure of interest

PwC Securities does not have any interest in the outcome of the Offer, the Capital Reorganisation or the Takeover Offer other than the preparation of this Report, the preparation of the Independent Expert's Reports (as included in the Scheme Booklet and Bidder's Statement) and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully

Glen Hadlow

Authorised Representative
PricewaterhouseCoopers Securities Ltd

Wim Blom

Authorised Representative
PricewaterhouseCoopers Securities Ltd

Section 11

TAXATION CONSIDERATIONS FOR INVESTORS

Greenwoods & Freehills

10 February 2005

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

Dear Sirs

Convertible Unsecured Loan Stock (CULS) - Taxation considerations for investors

Australian Taxation Report

We have been instructed by Metcash Trading Limited (Metcash) to prepare this taxation report for inclusion in the Prospectus to be issued on or about 11 February 2005 in relation to the offer of CULS by Metcash (the Offer).

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Prospectus.

This report contains a general outline of the Australian income tax and goods and services tax (GST) implications for Australian residents who acquire CULS under the Prospectus and who will hold their CULS and any Newco Shares received upon conversion of the CULS on capital account.

The report does not address the tax treatment for persons who:

- will hold their CULS or any Newco Shares received upon conversion of the CULS on revenue account such as banks and share trading entities; or
- are non-residents of Australia for taxation purposes (including non-residents who will hold their CULS or any Newco Shares received on conversion of the CULS through a permanent establishment in Australia).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

This report is based on the provisions of the Income Tax Assessment Act 1936 and the Income Tax Assessment Act 1997 (together, the Tax Act), the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office (ATO) rulings, determinations and practice applicable as at the date of this letter.

Greenwoods & Freehills

1 Offer to acquire CULS

1.1 Background

Metcash will make the Offer to Eligible Shareholders to subscribe for CULS at the Issue Price. If the Offer is not accepted by an Eligible Shareholder, the Offer insofar as it relates to that Eligible Shareholder will lapse.

Pursuant to the Underwriting Agreement, the Underwriter will conduct an Institutional Bookbuild and a Retail Bookbuild for the CULS for which Metcash has not received a valid acceptance by the Closing Date. Metcash has agreed with the Underwriter that any excess of the Institutional Bookbuild Price or Retail Bookbuild Price over the Issue Price of the CULS will be paid by the Underwriter to Metcash Shareholders who did not accept the Offer.

1.2 Acceptance of Offer

In our view, the acceptance of the Offer should not be treated as a CGT event for Eligible Shareholders who accept the Offer.

1.3 Offer not accepted

Where the Offer is not accepted by an Eligible Shareholder, we consider that any amount received by the Eligible Shareholder from the Underwriter may be taxable to the Eligible Shareholder as either ordinary income or as a capital gain.

We note that in a recent Federal Court case (*McNeil* v *FCT* 2004 ATC 4385), it was held that a shareholder in St George Bank who received an amount for "sell-back rights" which were not exercised was not taxable as either ordinary income or a capital gain. The decision is currently on appeal to the Full Federal Court.

2 Redemption, sale or conversion of the CULS

2.1 Equity interests

The Tax Act distinguishes between "debt interests" and "equity interests" for taxation purposes. In our view, the CULS will be characterised as equity interests for income tax purposes. The basis for this view is that:

(a) the Terms of Issue provide that the CULS may convert into Newco Shares; and

(b) at the time of issue, Metcash does not have an effectively non-contingent obligation to provide financial benefits (other than upon conversion into Newco Shares) to Holders under the Terms of Issue. In this regard, Metcash is only required to pay an amount to Holders upon the redemption of the CULS which will only occur if:

- the Metcash Share Scheme does not become Effective; or
- the Metcash Share Scheme becomes Effective and Metcash does not convert the CULS into Newco Shares.

Greenwoods & Freehills

2.2 Redemption Premium

Under the Terms of Issue, on redemption of any CULS (otherwise than on conversion), Metcash must:

(a) pay to each Holder an amount equal to the Redemption Premium in respect of each CULS held by the Holder that is being redeemed; and

(b) redeem the CULS by paying to each Holder an amount equal to the Issue Price for each CULS held by the Holder that is being redeemed.

On the basis that the CULS will be equity interests for tax purposes, we consider that the Redemption Premium paid to Holders will be treated as a frankable distribution.

Generally, a Holder's assessable income will include any franking credits attached to the Redemption Premium paid by Metcash in addition to the amount of the Redemption Premium. Where franking credits are included in a Holder's assessable income, the Holder will generally be entitled to a corresponding tax offset.

Generally, to be eligible for the franking credit and tax offset, the Holder must have held the CULS at risk for at least 90 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Holder if the Holder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares) does not exceed $5,000 for the income year in which the franked distribution is paid.

Thus, if the CULS are redeemed within 90 days of acquisition (e.g. because an event occurs which means that the Metcash Share Scheme will not become Effective), Holders to whom the holding period rule applies will not be entitled to any franking credit or tax offset in respect of the Redemption Premium.

Where the Holder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Holder will generally be entitled to a refund to the extent that the franking credits attached to the Holder's Redemption Premium exceed the Holder's tax liability for the income year.

Where the Holder is a company, the receipt of the franked Redemption Premium should give rise to a franking credit in the company's franking account.

2.3 Redemption or sale of CULS

(a) Are the CULS traditional securities?

The taxation treatment of Holders on redemption or sale of the CULS will depend on whether or not the CULS are "traditional securities" for the purposes of the Tax Act. In broad terms, if the CULS are traditional securities, the tax treatment of a gain or loss realised on the sale or redemption of the CULS will be governed by the traditional securities provisions (i.e. s.26BB and s.70B of the Tax Act). If the CULS are not traditional securities, a gain or loss on sale or redemption of the CULS will be subject to the CGT rules.

A "traditional security" is defined as a security held by a taxpayer that either:

(A) does not have an "eligible return"; or

(B) has an eligible return which can be precisely ascertained at the time when the security is issued and which is not greater than 1.5% of the sum of the payments made under the security (other than periodic interest) multiplied by the number of years (or fractions thereof) in the term of the security.

A security will have an "eligible return" if at the time the security is issued it is reasonably likely, having regard to the terms of the security, for the sum of all payments under the security (other than periodic interest) to exceed the issue price of the security.

In relation to the CULS, it is clear that they will either be redeemed or converted into Newco Shares.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION ... CAMPBELLS CASH & CARRY, IGA

Greenwoods & Freehills

If the CULS are redeemed, Holders will receive a payment being the sum of the Redemption Premium and an amount equal to the Issue Price of the CULS. Clearly, this payment will exceed the Issue Price of the CULS. However, the redemption of the CULS is contingent upon the Metcash Share Scheme not becoming Effective or if the Metcash Share Scheme becomes Effective, the CULS not being converted by Metcash into Newco Shares. Therefore, we consider that the redemption of the CULS is not "reasonably likely" and therefore the Redemption Premium would not, on its own, be sufficient to constitute an eligible return. It is necessary therefore to consider whether overlaying the alternative outcome of a conversion of the CULS produces a different conclusion.

The Terms of Issue provide that on conversion of any CULS, Metcash will redeem each of those CULS for an amount equal to the Issue Price and apply that amount in subscribing on behalf of the Holder for a Newco Share.

There are two views as to how a conversion of a convertible security undertaken in this "two step" way should be treated for the purposes of the traditional securities provisions. There is no judical authority on the point and Holders will need to decide which view to accept based on professional advice they obtain.

The first view is that the market value of Newco Shares into which the CULS convert is the amount of the "payment" which is taken into account for the purpose of determining whether the CULS have an eligible return. Based on the published rulings and interpretive decisions of the ATO (e.g. Taxation Ruling 96/14 and Class Ruling CR 2001/63 and ATO ID 2003/1192), this is likely to be the interpretation favoured by the ATO.

Pursuant to the first view:

- if it is reasonably likely that, at the time the CULS are issued, the market value of the Newco Shares at the time the CULS are converted will be greater than the Issue Price of the CULS, then the CULS will not be traditional securities; and
- if it is not reasonably likely that at the time the CULS are issued, the market value of the Newco Shares at the time the CULS are converted will be greater than the Issue Price of the CULS, the CULS will be traditional securities.

Holders will need to form their own conclusion on the question of the likely value of Newco Shares at the time the CULS are to be converted.

This second views is that on conversion, the Holder should be regarded as only receiving an amount equal to the Issue Price of the CULS which is then applied on the Holder's behalf to subscribe for Newco Shares.

Pursuant to the second view, the payments under CULS only exceed the Issue Price if they are redeemed (otherwise than upon conversion) and, because redemption of the CULS is contingent upon the Metcash Share Scheme not becoming Effective and the CULS not being converted by Metcash, it cannot be said that, at the time the CULS are issued, it is reasonably likely that the CULS will have an eligible return. Therefore, under the second view, the CULS should be treated as traditional securities. Prospective Holders need to be aware that the ATO may not accept the second view.

(b) Tax consequences of sale or redemption where the CULS are not traditional securities

If the CULS are not traditional securities, the redemption or sale of CULS will be a CGT event for Holders whose CULS are redeemed or sold. Under the CGT rules, the Holder will make:

- a capital gain if the capital proceeds for the CULS are greater than the cost base of the CULS; or
- a capital loss if the capital proceeds for the CULS are less than the reduced cost base of the CULS.

The cost base of the CULS should generally be:

- for a Holder who acquires CULS by acceptance of the Offer, the Issue Price; and
- for a Holder who acquires CULS via the Institutional Bookbuild, the Retail Bookbuild or on-market, the amount paid for the CULS.

Where the CULS are sold on-market, the capital proceeds for the CGT event will generally be equal to the cash proceeds from the sale.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION AUSTRALIA

Greenwoods
& Freehills

Where the CULS are redeemed, we consider that the capital proceeds for the CGT event will be the total amount received by the Holder for the redemption being the sum of the Redemption Premium and the Issue Price. However, a capital gain made by a Holder on redemption of the CULS should be reduced by the amount of the Redemption Premium (being the amount included in the Holder's assessable income as a (frankable) distribution – refer Section 2.2 above).

Therefore, for Holders who subscribe for CULS at the Issue Price, any prima facie capital gain made on redemption of the CULS should be reduced to nil.

Holders who acquire CULS via the Institutional Bookbuild, the Retail Bookbuild or on-market should be aware that a capital loss made on redemption is not increased by the amount of the Redemption Premium. For example, if a Holder who acquired CULS on market at $2.70 has those CULS redeemed for $2.67 comprising a 5% Redemption Premium of $0.13 plus the Issue Price of $2.54, the Holder will derive assessable income equal to the Redemption Premium of $0.13 (plus any franking credit) and will make a capital loss of only $0.03 ($2.70 less $2.67) on the redemption.

Capital gains and capital losses of a Holder in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at the Holder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years. Thus, a capital loss made by a Holder on redemption of the CULS cannot be offset against the assessable Redemption Premium received by the Holder.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Holders that are companies.

No CGT discount will be available in respect of the CULS as they will not be on issue for at least 12 months.

(c) Tax consequences of sale or redemption where the CULS are traditional securities

If the CULS are traditional securities, in our view:

(1) a gain realised by a Holder on redemption or sale of the CULS will be assessable as "statutory income" under s.26BB of the Tax Act to the Holder; and

(2) a loss realised on redemption or sale of the CULS should be an allowable deduction under s.70B of the Tax Act to the Holder.

In our view, for the purpose of calculating the assessable gain or deductible loss on redemption it is reasonable for Holders to treat the redemption proceeds as excluding the Redemption Premium.

Technically, a sale or redemption of CULS will also be a CGT event for those Holders whose CULS are redeemed or converted. However, any prima facie capital gain or capital loss should be reduced (to nil) by the amount of the assessable gain or deductible loss arising under the traditional securities provisions.

(d) Qualifying securities

In our view, the CULS will not be "qualifying securities" for the purposes of Division 16E of the Tax Act because under the Terms of Issue, the term of the CULS cannot exceed 12 months.

2.4 Conversion of CULS

Regardless of whether or not the CULS are traditional securities, the conversion of the CULS into Newco Shares is a CGT event. However, in our view, the CULS will be convertible interests such that any capital gain or capital loss realised on conversion of the CULS should be disregarded for CGT purposes.

The Newco Shares acquired upon conversion of the CULS will have a cost base and reduced cost base for CGT purposes equal to the cost base and reduced cost base of the converted CULS for the Holder.

The Newco Shares will be treated for CGT purposes as being acquired at the time of conversion.

If the CULS are traditional securities, under the traditional securities provisions, any gain or loss made by a Holder on conversion of the CULS will not be assessable or deductible to the Holder.

3 Holding Newco Shares

3.1 Summary

Shareholders holding Newco Shares (hereafter, a Newco Shareholder) will generally be taxable on:

- the amount of any dividend received from Newco and any franking credits attached to the dividend; and
- any capital gain arising from the subsequent disposal of the Newco Shares (refer section 4 below).

3.2 Dividends from Newco

Generally, a Newco Shareholder's assessable income will include any franking credits attached to dividends paid by Newco in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in a Newco Shareholder's assessable income, the Newco Shareholder will generally be entitled to a corresponding tax offset.

To be eligible for the franking credit and tax offset, the Newco Shareholder must have held the Newco Shares at risk for at least 45 days (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Newco Shareholder if the Newco Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Newco Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Newco Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the Newco Shareholder's dividends exceed the Newco Shareholder's tax liability for the income year.

Where the Newco Shareholder is a company, any franked dividends received will generally give rise to a franking credit in the company's franking account.

4 Disposal of Newco Shares

4.1 General

The disposal of Newco Shares by a Newco Shareholder will be a CGT event for Australian tax purposes for the Newco Shareholder. The Newco Shareholder will make:

- a capital gain if the capital proceeds for the Newco Shares are greater than the cost base of the Newco Shares; or
- a capital loss if the capital proceeds for the Newco Shares are less than the reduced cost base of the Newco Shares.

In the case of an arm's length on-market sale, the capital proceeds will generally be the cash proceeds from the sale.

Capital gains and capital losses of a Newco Shareholder in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at the Newco Shareholder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Newco Shareholders that are companies.

Individuals, complying superannuation entities or trustees that have held the Newco Shares for at least 12 months should be entitled to discount the amount of the capital gain (after the application of capital losses, if any). The amount of this discount is 50%

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

Greenwoods & Freehills

in the case of individuals and trustees and 33⅓% for complying superannuation entities. No discount is available for Newco Shareholders that are companies.

Where the Newco Shareholder is a trustee, the CGT discount may flow through to the beneficiaries in that trust, other than companies. Newco Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

5 GST

No GST should be payable in respect of the transactions outlined above, including the redemption or conversion of the CULS and the acquisition of Newco Shares pursuant to the Terms of Issue. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for Newco Shareholders in relation to GST charged on supplies related to the transactions outlined above (e.g. legal and other adviser fees paid to obtain advice on whether to acquire CULS).

6 Tax File Numbers

Holders may notify Metcash of their Australian Tax File Number (TFN) (or Australian Business Number (ABN) if the CULS are held by the Holder in the course of carrying on an enterprise). In addition if the CULS are converted into Newco Shares former Holders may similarly notify Newco of their TFN or ABN.

If a TFN or ABN notification is not provided to the relevant company, tax will be deducted from any unfranked component of the Redemption Premium paid by Metcash and the unfranked component of dividends paid by Newco. The current rate of withholding will be 48.5% of the payment. However, Holder and Newco Shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

7 Disclaimer

The representatives of Greenwoods & Freehills Pty Limited involved in preparing this report are not licensed to provide financial product advice in relation to dealing in securities. Investors should consider seeking advice from a suitably qualified Australian Financial Services Licence holder before making any decision in relation to the Offer. Investors should also note that taxation is only one of the matters that need to be considered when making a decision in respect of the securities under the Offer.

Yours sincerely



GREENWOODS & FREEHILLS PTY LIMITED

Section 12

BOARD AND MANAGEMENT

12.1 Directors of Metcash

The Directors of Metcash as at the date of this Prospectus are as set out below.

Carlos S. dos Santos
CA(SA)

Position: Non-Executive Chairman of Metcash
Date of appointment: 4 May 1998
Other positions: Member of the Remuneration and Nomination Committee
History: Mr Carlos dos Santos, a Chartered Accountant, is the Chief Executive of Metoz. He has had 34 years' industry experience.

A.E. (Ted) Harris, AC
F, Inst, D, FAIM, FAICD

Position: Non-Executive Deputy Chairman of Metcash
Date of appointment: 28 March 1994
Other positions: Chairman of the Remuneration and Nomination Committee
History: Mr Ted Harris served as Managing Director and Chief Executive Officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Since 1987 he has served as Chairman or a Director of a number of public companies and government bodies. Currently Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Thakral Holdings, Australian Radio Network and St. Vincent's Clinic Foundation. He is Deputy Chairman of APN News & Media and a member of the International Advisory Board of Independent News & Media PLC, Ireland. He is a former Commissioner of the ABC and former Chairman of the Australian Sports Commission and Institute of Sport from 1984 to 1994. He was a member of the Executive Board of the Sydney Olympics Bid Company. He is a Life Governor of the Melanoma Foundation.

Andrew Reitzer
B Comm MBL

Position: Chief Executive Officer of Metcash
Date of appointment: 4 May 1998
Other positions: N/A
History: Mr Andrew Reitzer has 26 years' experience in the retail/wholesale FMCG industry. He had 20 years' experience with Metoz, before joining Metcash. Previous positions at Metoz include Group Operations Director, head of operations in Russia and Israel, Marketing Director, IT Director and managing various operating divisions of Metoz. Mr Reitzer is a Director of Metoz.

Peter L. Barnes
MBA (Melbourne),
B Commerce (Hons)

Position: Non-Executive Director
Date of appointment: 12 November 1999
Other positions: Member of the Audit Risk and Compliance Committee, Member of the Remuneration and Nomination Committee
History: Mr Peter Barnes is a director of News Corporation and Ansell Limited and Chairman of Samuel Smith & Sons Pty Ltd – Yalumba Wines. Mr Barnes was formerly an executive with Philip Morris International Inc holding several senior management positions in Australia and overseas including Managing Director of Lindeman Holdings Ltd and President Asia Region based in Hong Kong. He was formerly the President of The Winemakers Federation of Australia.

Bernard J. Hale
B Th (Canada)

Position: Executive Director, Chief Information Officer
Date of appointment: 8 November 2000
Other positions: N/A
History: Mr Bernard Hale was formerly a director of Metoz of South Africa. Mr Hale has 29 years of IT industry experience, 23 of which have been within the Metoz organisation. Previous positions held in Metoz include IT Operations Director, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash on 1 December 2002. Prior to being appointed to his current role he served as a Non-Executive Director of Metcash.

Michael Jablonski

Position: Executive Director, Group Merchandise Director
Date of appointment: 4 May 1998
Other positions: N/A
History: Mr Michael Jablonski has 32 years' experience in the food industry. Previous positions include: Merchandise Executive – Foods of OK Bazaars (1984), Merchandise and Marketing Director of Score Food Holdings Ltd (1987-1991), Deputy Group Merchandise Director of Metoz (1992-1996) and Director of Distribution and Retail Development of Metoz (1996-1998). Since 1998, Mr Jablonski has been the Group Merchandise Director of Metcash and he is responsible for the Group's merchandise, supplier relationships and the income derived there from.

Edwin Jankelowitz
B Comm CA (SA)

Position: Finance Director
Date of appointment: 22 May 1998
Other positions: N/A
History: Mr Edwin Jankelowitz qualified as a Chartered Accountant in South Africa in 1966. From July 1967 to November 1979 he worked with Adcock Ingram Ltd in the Head Office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983 he worked as a consultant in business management and tax. From there he moved to Caxton Ltd where he worked as Finance Director, then Managing Director and Chairman for the period 1983 to 1997. He has acted as Chairman of other publicly quoted companies. Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977-1997).

Lou Jardin

Position: Executive Director, CEO IGA Distribution
Date of appointment: 24 May 2002
Other positions: N/A
History: Mr Lou Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles Myer for 11 years before joining Metcash in 1997 as the national manager of company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

Richard A. Longes
BA (Sydney), LLB (Sydney), MBA (UNSW)

Position: Non-Executive Director, Solicitor (non-practising)
Date of appointment: 4 January 2000
Other positions: Chairman of the Audit Risk and Compliance Committee
History: Mr Richard Longes has been a Director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Deputy Chairman of Lend Lease Corporation Limited and a Director of Boral Limited, the National Institute of Dramatic Art and Bangarra Dance Company. Mr Longes is an Executive Director of Investec Bank (Australia) Limited and was formerly a partner at Freehill Hollingdale & Page solicitors.

Dudley Rubin
CA (SA), H Dip BDP, MBA

Position: Non-Executive Director
Date of appointment: 4 May 1998
Other positions: Member of the Audit Risk and Compliance Committee
History: Mr Dudley Rubin has been Group Finance Director of Metoz since 1991, with 21 years' experience in the industry. He was originally involved with Score Food Holdings Ltd from 1979, prior to that company acquiring control of Metoz in 1991. Mr Rubin practised as a registered accountant and auditor for some 15 years after qualifying and has served on the boards of a number of listed companies.

Michael Wesslink
BSc (Chem. Eng.) Syd,
MBA (UNSW)

Position: Executive Director, CEO Australian Liquor Marketers
Date of appointment: 24 May 2002
Other positions: N/A
History: Mr Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years' having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing Asia, in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

12.2 Metcash's management

Metcash management as at the date of this Prospectus is as set out below.

Andrew Reitzer
Position: CEO of Metcash
History: Refer to Section 12.1.

Ken Bean
Position: Chief Executive, Group Logistics and Corporate Development
History: Mr Ken Bean has over 30 years' experience in the retail and wholesale industry. Previously he was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Mr Bean has also held senior roles in corporate development as well as finance and administration. He also has significant industrial property development experience and currently is Chairman of the Supply Chain Advisory Board to the Logistics Association of Australia.

Peter Dubbelman
Position: CEO Campbells Cash and Carry
History: Mr Peter Dubbelman was appointed CEO of Campbells and C-Store Distribution in June 1998. He has over 20 years' experience in FMCG distribution at the wholesale level, primarily in multi-site general management and operations. Mr Dubbelman has successfully initiated major growth of the wholesale business through the establishment of an effective network of CCC (including C-Store Distribution) warehouses which service the hospitality, liquor and convenience sectors in Australia.

Bernard J. Hale
Position: Executive Director
History: Refer to Section 12.1.

Michael Jablonski
Position: Group Merchandise Director
History: Refer to Section 12.1.

Edwin Jankelowitz
Position: Finance Director
History: Refer to Section 12.1.

Lou Jardin
Position: CEO IGA Distribution
History: Refer to Section 12.1.

David Johnston
Position: Chief Human Resources Officer
History: Mr David Johnston joined Metcash in December 2001. He has had 26 years' experience in human resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at senior executive levels. He has designed and implemented successful programs in executive development and brought about major culture change initiatives at a national and international level.

John Randall
Position: Company Secretary
History: Mr John Randall joined Metcash in 1997, initially on a contract basis. He was previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited, President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, NSW President and National Board member of CPA Australia. He was also appointed as a Director of Newco in December 2004.

Michael Wesslink
Position: CEO Australian Liquor Marketers
History: Refer to Section 12.1.

MARKETERS, CAMPBELLS CASH & CARRY IGA ... CARRY IGA

12.3 Newco Board of Directors

The Directors of Newco as at the date of this Prospectus are as set out below. If the Capital Reorganisation becomes Effective, the current Metcash Board of Directors (listed above at Section 12.1) will be appointed to the Newco Board, and the Newco Directors listed below will resign.

Paul Kaplan

Position: Director
History: Mr Paul Kaplan became a director of Newco in January 2005. Mr Kaplan is a Director of Momentum Corporate Pty Limited, a boutique investment bank based in Sydney. He is a member of the Institute of Chartered Accountants in Australia. Prior to joining Momentum Corporate in 2003, he worked with Arthur Andersen and Brait Limited (a listed investment bank) as well as being a Director and Chief Operating Officer of Global Micro Solutions Pty Limited, a technology services firm.

John Randall

Position: Director
History: Mr John Randall became a Director of Newco in December 2004. For further information, refer to Section 12.2.

Mike Roche

Position: Director
History: Mr Mike Roche became a Director of Newco in December 2004. Mr Roche is a Managing Director of Deutsche Bank and Co-Head of Capital Advisory and Debt Products in Australia and New Zealand. Prior to joining Deutsche Bank in 1993, he was a Director of ANZ Capel Court and prior to this an Actuary with National Mutual. He has over 20 years of corporate finance experience.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

Section 13

RISK FACTORS

Before applying for CULS, Eligible Shareholders should consider whether CULS are a suitable investment for them.

There are risks involved in an investment in CULS as well as Metcash generally and the industry in which Metcash operates, many of which are outside the control of Metcash, its Directors and Newco. These risks can be broadly categorised as risk factors that:

- Are associated with an investment in CULS;
- Affect the general economy and the stock market;
- Affect the retail and wholesale grocery market;
- Affect Newco; and
- Arise, or may arise, from the combination of Metcash and Foodland Australia if the Takeover Offer is successful.

There are also general risks associated with any investment.

The following represent the Directors' view of those risks which may be relevant to Eligible Shareholders considering the Offer. However, this should not be considered an exhaustive list. Eligible Shareholders should also familiarise themselves with information about Metcash, as lodged with ASX from time to time.

13.1 Risk factors that attach to CULS

There are a number of risks that attach to CULS including:

Market price

Metcash will apply for CULS to be listed on ASX. CULS could trade on ASX at a price below their Issue Price. The market price of CULS will fluctuate and may fall due to various factors including the value of underlying Metcash Shares, general movements in the Australian and international equity and financial markets, investor sentiment, worldwide or regional political, social and economic conditions, interest rates, inflation, fiscal, monetary and regulatory policies, mortgage rates, foreign exchange rates, the labour market environment and oil prices.

Liquidity

The market for CULS may be less liquid than the market on ASX for Metcash Shares. Holders who wish to sell their CULS may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for CULS.

CULS may convert into Newco Shares. The market for Newco Shares may be less liquid than the market on ASX for Metcash Shares. Holders who wish to sell their Newco Shares may be unable to do so at an acceptable price, or at all, if insufficient liquidity exists in the market for Newco Shares.

Conversion and redemption risk

There is a risk none of the CULS will be converted into Newco Shares. This will occur if the Capital Reorganisation does not become Effective. If the Capital Reorganisation becomes Effective, there is a risk that only 50% of the CULS issued will be converted into Newco Shares. Of the remaining 50% of CULS issued, none, some or all may, at Metcash's election, be converted into Newco Shares.

Metcash's election in respect of any remaining CULS issued may not coincide with a Holder's individual preference and may be disadvantageous to Holders in light of market conditions or a Holder's individual circumstances at that time.

In addition, the potential value of what Holders receive for their CULS may differ depending, among other things, on whether they are redeemed or converted. In particular, the value of Newco Shares issued on conversion of CULS may be more or less than the Issue Price.

Further, in certain circumstances, Metcash may, at its election, elect to postpone by three months the date at which it must convert or redeem the remaining 50% of CULS issued. This may be more or less disadvantageous to Holders in light of market conditions or a Holder's individual circumstances at that time.

Any CULS which are not converted into Newco Shares will be redeemed at their Issue Price plus the applicable Redemption Premium. The Redemption Premium may or may not represent an appropriate return to Holders, in light of the period of time for which the CULS were on issue and comparable returns in the market.

Deferred settlement trading

If CULS are to be converted, for a short period prior to the relevant Conversion Date, trading in "pre-conversion" CULS may be suspended and trading in the "post conversion" CULS (i.e. CULS other than those that are to be converted on the Conversion Date) and the Newco Shares to be issued on conversion may commence on a deferred settlement basis. In these circumstances, it is your responsibility to determine your allocation of "post-conversion" CULS and Newco Shares before trading, to avoid the risk of selling securities you do not own. If you sell these securities before receiving confirmation of your allocation, you will do so at your own risk.

Ranking

The ranking of CULS differs depending on whether the Capital Reorganisation is Effective:

- Prior to the Metcash Share Scheme becoming Effective, CULS will rank equally with all other unsecured creditors.
- If the Metcash Share Scheme becomes Effective, CULS will convert into Newco Shares in accordance with the Terms of Issue. Newco Shares issued on conversion will rank behind all creditors of Newco and holders of preference shares in Newco.
- If the Metcash Share Scheme becomes Effective, on a Winding Up, Metcash is required to convert all of the remaining CULS that have not been converted into Newco Shares, which will rank behind all creditors and holders of preference shares in Newco. If Newco Shares are not able to be issued in these circumstances, the CULS will not be converted and will be subordinated to the claims of all creditors of Metcash, other than those who are expressed by their terms to rank equally with or behind the CULS.

In the event of a shortfall of funds on a Winding Up, there is a risk that Holders will not receive a full return of the Issue Price nor any applicable Redemption Premium.

Taxation treatment

There is a risk that the taxation consequences on redemption of CULS may be adverse for a Holder. A general outline of the taxation consequences for Australian residents of investing in CULS is set out in Section 11. This discussion is in general terms and is not intended to provide specific advice regarding the circumstances of any particular investor. Accordingly, Eligible Shareholders should seek independent advice in relation to their own individual taxation position before deciding to invest in CULS.

13.2 Risk factors that affect the general economy and the stock market

General economic conditions such as interest rates, inflation, mortgage rates, foreign exchange rates, the labour market environment and oil prices may all have an adverse effect on the businesses of Metcash and Newco, the financial performance and position of Metcash and Newco, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

Changes in economic conditions as a result of, but not limited to, war, civil unrest or terrorist activities, anywhere in the world may affect demand for the goods and services sold or provided by Metcash and Newco which may in turn have an adverse effect on Metcash's and Newco's financial performance and position, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

The price at which CULS or Newco Shares trade on ASX may be determined by a range of factors including movements in international and local stock markets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies. In the future, these factors may have an adverse effect on the businesses of Metcash or Newco, the financial performance and position of Metcash and Newco, and the price at which CULS, Metcash Shares and Newco Shares trade on ASX.

13.3 Risk factors that affect the grocery retail and wholesale market

Holders will also be subject to risks associated with Metcash's and Newco's underlying business and its industry including:

Competitive risks

The Australian retail grocery market has become increasingly competitive in recent years, as Woolworths and Coles Myer have, through acquisitions and organic growth, attained a significant combined market share. As competition increases, which for example may be initiated through aggressive pricing strategies, there is a risk that Metcash's customers' operating and financial performance may be affected. This would potentially have a material adverse effect on Metcash's or Newco's financial performance and position.

Competitive risks that may negatively impact Metcash's or Newco's financial performance include:

Sale of independent stores to major chains

A risk exists that independent retailers, currently supplied by either Metcash or Foodland Australia (assuming the Takeover Offer is successful), sell their businesses to the major grocery chains (Woolworths or Coles Myer). Should this occur, Metcash or Newco is likely to experience a decline in sales and profits.

Loss of key customers

Key customers currently supplied by either Metcash or Foodland may be acquired or may decide to change suppliers, resulting in a loss of those customers and their business to Metcash or Newco. Recent examples of key customers terminating their supply arrangements include Australian Leisure and Hospitality Group (ALH), which was acquired by Woolworths, and Franklins, which is intending to establish its own distribution operations. Should further customer supply arrangements be terminated, a decline in Metcash's or Newco's sales and profits is likely to occur.

Dispute with former customer

Following termination of the Franklins contract in January 2005, Franklins has alleged that Metcash owes it various sums in respect of the supply contract. It has commenced proceedings seeking as yet unquantified damages in respect of certain of the alleged claims, and sought access to certain Metcash records on the basis that these are required to allow Franklins to quantify them. Metcash does not consider that Franklins has any valid claim against it and has consented to orders permitting inspection of the Metcash records by Franklins' legal advisers and accountants on a confidential basis. Should Franklins proceed with any of these alleged claims, they will be vigorously defended by Metcash.

Entry of new wholesalers to the market

The Australian grocery market is very competitive but the possibility exists that a new wholesaler may enter the market. For example, a foreign wholesaler may decide to enter the Australian market or one of the major retailers may decide to establish a wholesaling operation. Should this occur, Metcash or Newco may lose market share to the new entrant(s) and this would negatively impact on Metcash's or Newco's sales and profits.

It should be noted that barriers to entry differ between the various markets in which Metcash businesses competes. For example, barriers to entry in the confectionery and convenience sector served by Campbells Cash & Carry (CCC) are relatively low, whilst barriers to entry to the grocery wholesaling market in which IGA operates are high, with entrants requiring significant scale in order to provide a competitive offering.

Other risks

□ Health concerns

A significant proportion of Metcash's sales are food products. A real or perceived health risk associated with any type of food group (e.g. meat or seafood products) could negatively impact sales of that product and Metcash's and Newco's sales and profits.

□ Damage to infrastructure

Loss or destruction of utilities and infrastructure such as power, warehouses, communications and transportation may prevent Metcash or Newco from carrying on its business in the normal manner and may therefore have a negative impact on Metcash's or Newco's sales and profits.

- **Dependence on suppliers**

Metcash's business relies on the ongoing supply of products from a wide range of suppliers. Natural disasters such as earthquakes, fire and floods as well as industrial factors can result in interruptions to Metcash's sources of supply and may consequently have an adverse effect on Metcash's business.

- **Scarcity of supply**

Scarcity of certain products may result in higher prices being demanded for those products. In particular the supply of agriculturally based products can be impacted by factors such as drought, flood and other natural disasters. Consumers may not be willing to pay these higher prices and this may negatively impact demand by Metcash customers for these products and Metcash's and Newco's sales and profits.

- **Labour relations**

Metcash has not experienced any significant labour disputes or work stoppages in recent years and Metcash believes it has satisfactory relationships with relevant unions. However, a work stoppage due to failure to renegotiate an enterprise bargaining agreement or otherwise, could have a material adverse impact on Metcash's and Newco's sales and profits.

- **Acquisitions**

Metcash has in recent years acquired a number of businesses, and intends to grow its underlying businesses by acquisition where appropriate. If Metcash is unable to integrate businesses successfully and realise anticipated economic, operational and other benefits in a timely manner, its sales and profitability may be impacted. In addition, the failure to integrate acquired businesses successfully may divert management's attention from its existing business operations.

13.4 Specific risk factors that affect Newco

If the Capital Reorganisation becomes Effective, at least 50% of the CULS (and potentially up to 100% of CULS at Metcash's election) will convert into Newco Shares. There are a number of risks attached to Newco and the transaction structure including:

Changes in stock market rating of Newco Shares

There is a risk that the stock market rating of Newco Shares may change, relative to other quoted securities. Any such change may result from either the Capital Reorganisation or the Takeover Offer or from other matters affected by market sentiment either generally or in relation to the retail or wholesale grocery market in Australia. Changes to the stock market rating may affect the demand for, and price of, Newco securities.

Risk of not gaining inclusion in the S&P/ASX 100 index

Metcash is not currently included in the S&P/ASX 100 index. Whilst Newco expects to qualify for inclusion in the S&P/ASX 100 index on completion of the Capital Reorganisation and the Takeover Offer (if successful), this is ultimately a decision for S&P and there can be no assurance that Newco will be included in this index.

Capital Reorganisation risk

The Capital Reorganisation will involve the acquisition of the entire issued capital of Metoz Holdings.

Under the Metoz Scheme, Newco is acquiring Metoz's Shares. Newco has undertaken legal, tax and accounting due diligence on the Metoz business, and identified certain risks. In particular, in October 2004, Metoz sold its South African and Far and Middle East assets to a Consortium. The sale agreement contained a number of warranties given by Metoz concerning the operations being sold. However, no limitations were included in the agreement with regard to the amounts which can be claimed for a breach of warranty or the period within which any claims for breach of warranty can be brought. Metoz has received a letter from the Consortium, as at 19 January 2005, confirming that no issues have arisen since the purchase and the Consortium is not aware of any facts or circumstances which may give rise to any claims in terms of such warranties.

There is also a risk that unexpected liabilities or issues and complications may exist in Metoz or may arise during the process of integration. The structure under which Metoz is being acquired means that Newco will not have the protection of warranties or indemnities against such unanticipated risks.

Increased financial risk

Metcash intends to incur indebtedness to finance the acquisition of Metoz and Foodland Australia. Metcash's ability to satisfy financial obligations under its indebtedness will depend on Metcash's or Newco's performance which is subject to prevailing economic, business and other factors, many of which are beyond Metcash's control. Whilst the Directors consider that the gearing of Metcash is currently too low, higher gearing could increase Shareholders' financial risk and exposure to changes in interest rates, although the increased risk is expected to be mitigated by interest rate hedging. In time, this exposure may generate increased volatility in the Metcash Shares or Newco Shares.

Risk associated with the funding structure

The funding for the Capital Reorganisation is fully underwritten. However the underwriting agreements for each source of funding contain standard terms and conditions associated with underwriting these types of financial instruments. These include conditions to the underwriting and various events that can lead to the termination of the underwriting agreement. A summary of the conditions and termination events relating to the Underwriting Agreement is set out in Section 14.

As at the date of this Prospectus, Metcash was not aware of any reason why the above conditions will not be satisfied as required under the funding arrangements. Whilst not anticipated to occur, if the funding for the Capital Reorganisation fails (e.g. due to failure to fulfil one of the conditions to draw down under the Syndicated Facility or the termination of the CULS underwriting agreement or CUPS subscription agreement), Metcash will be unable to proceed with the Capital Reorganisation and the CULS will be redeemed.

Section 14

ADDITIONAL INFORMATION

A number of other matters have not been discussed in detail elsewhere in this Prospectus. These include a summary of other important documents, the availability of relevant documents for inspection, the consents of experts whose statements have been included in this Prospectus, the disclosure of Directors' interests, and the concessions that regulators have granted to Metcash in respect of the Offer.

You should read this Section carefully before making a decision to invest in CULS.

14.1 Regular reporting and disclosure requirements

Metcash is a "disclosing entity" for the purposes of Part 1.2A of the Corporations Act. As a disclosing entity, it is subject to regular reporting and disclosure obligations. Broadly, these obligations require:

- The preparation of both yearly and half yearly financial statements, a report on the operations of Metcash during the relevant accounting period together with an audit or review report thereon by Metcash's auditor; and
- Metcash to immediately notify ASX of any information concerning Metcash of which it becomes aware, that is not generally available, and that a reasonable person would expect, if it were generally available, to have a material effect on the price or value of its securities, subject to certain exceptions.

Copies of documents lodged by Metcash with ASIC may be obtained from, or inspected at, the offices of ASIC.

Metcash will provide a copy of each of the following documents, free of charge, to any person on request during the Offer period in relation to this Prospectus:

- Metcash's annual financial report for the year ended 30 April 2004, including the audit report from Ernst & Young dated 21 July 2004 (being the annual report most recently lodged with ASIC by Metcash before lodgement of the copy of this Prospectus with ASIC);
- Metcash's half year financial report for the six months ended 31 October 2004, including the review report from Ernst & Young dated 25 November 2004 (being the half year report most recently lodged with ASIC by Metcash after lodgement of the annual financial report referred to above and before lodgement of the copy of this Prospectus with ASIC);
- Any continuous disclosure notices given by Metcash to ASX after lodgement of the annual financial report referred to above and before lodgement of the copy of this Prospectus with ASIC;
- The Trust Deed;
- The Newco Constitution; and
- The Scheme Booklet.

All requests for copies of the above documents should be addressed to:

The Company Secretary
Metcash Trading Limited
4 Newington Road
Silverwater
Sydney New South Wales 2128

The above information can also be obtained from Metcash's website at www.metcash.com or by calling the Metcash CULS Offer InfoLine on 1300 724 363 in Australia and +61 2 9240 7470 from outside Australia.

14.2 Metcash's issued securities

14.2.1 Metcash Shares

Metcash's issued capital as at 8 February 2005 comprises 737,718,758 fully paid ordinary shares. This includes the ordinary shares issued under the share purchase plan (SPP) offered by Metcash to its shareholders in December 2004 to January 2005 providing them with the opportunity to subscribe for up to 1,660 Metcash Shares per shareholder at $3.00 per Metcash Share. Under the SPP, Metcash issued approximately 6.97 million Metcash Shares and raised total funds of approximately $21 million.

Metcash's significant Shareholders and broad register composition as at 8 February 2005 are set out below.

Name	Number of Metcash Shares held	Approximate % of issued Metcash Shares held
Soetensteeg 2-61 Exploitatiemaatschappij BV (a wholly-owned subsidiary of Metoz)	385,332,000	52%
Lazard Asset Management	45,509,424	6%
Perennial Group	42,997,785	6%
Sub total	473,839,209	64%
Other shareholders	263,879,549	36%
Total	**737,718,758**	**100%**

14.2.2 Optionholders

As at 8 February 2005, the number of Metcash Options outstanding was 15,456,030 or 2.1% of issued capital. Details of the Optionholders holding more than 5% of the Metcash Options are set out below.

Optionholder Name	Numbers of Metcash Options held	Approximate % of Metcash Options outstanding
Mr Michael R. Jablonski	850,000	5%
Mr Edwin M. Jankelowitz	850,000	5%
Mr Bernard J. Hale	850,000	5%

14.3 Rights and liabilities attaching to CULS

The rights and liabilities attaching to CULS are set out in the Terms of Issue and the Trust Deed. The Terms of Issue are set out in full in Appendix 1. The Trust Deed is summarised in Section 14.5.

14.4 Rights and liabilities attaching to Newco Shares

Any Newco Shares resulting from or issued on conversion of CULS will rank equally with existing Newco Shares then on issue. The rights and liabilities attaching to Newco Shares are set out in the Newco Constitution and are regulated by the Corporations Act and the general law. Upon the admission of Newco to the official list of ASX, these rights and liabilities will also be regulated by the ASX Listing Rules and the ASTC Settlement Rules. The Newco Constitution was adopted on 21 January 2005.

The following is a summary of the more important rights and liabilities attaching to Newco Shares. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of Newco Shareholders. A copy of the Newco Constitution is available on request as set out in Section 14.1.

Share capital

Subject to the Newco Constitution, the Corporations Act and ASX Listing Rules, the Directors of Newco may issue or cancel Newco Shares (including preference shares), or grant options over unissued Newco Shares.

Transfer of Newco Shares

Subject to the Newco Constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer any or all of their Newco Shares by a proper ASTC transfer or an instrument in writing in any usual form or in any other form that the Directors of Newco approve.

The transferor remains the holder of the Newco Shares transferred until the transfer is effected in accordance with the ASTC Settlement Rules or the name of the transferee is entered in the register of members in respect of the Newco Shares.

The Directors of Newco may decline to register a transfer where the transfer is not in registrable form or the refusal to register is permitted under the ASX Listing Rules.

Voting

Subject to the Newco Constitution, at a general meeting, each Newco Shareholder entitled to vote may attend and vote in person or by proxy, attorney or (where a member is a body corporate) by representative.

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded. Subject to the Newco Constitution, on a show of hands, every Newco Shareholder present in person or by proxy, attorney or representative has one vote. Subject to the Newco Constitution, on a poll, every Newco Shareholder voting in person or by proxy, attorney or representative has one vote for each fully paid Newco Share held by them.

Dividends

Subject to the Corporations Act, the Directors of Newco may pay any interim and final dividends, without confirmation by a general meeting as, in their judgement, the financial position of Newco justifies.

Capitalisation of profits

Subject to any rights or restrictions attached to any shares or class of shares, the Directors of Newco may capitalise any amount and distribute it among such of the members as would be entitled to receive dividends and in the same proportions.

Winding up

Subject to the Newco Constitution and to the rights or restrictions attached to any shares or a class of shares, if Newco is wound up and the property of Newco is sufficient to pay all debts, liabilities and costs of winding up, the excess must be divided among the Newco Shareholders in proportion to the number of Newco Shares held by them.

If Newco is wound up, the liquidator may, with the sanction of a special resolution divide the whole or any part of the property of Newco among the members and determine how the division is to be carried out as between the members.

Alteration of capital

Subject to the Corporations Act, Newco may, by resolution, alter the company's share capital. The Directors of Newco may determine any distribution paid on a return of capital including a distribution of specific assets. If Newco distributes to its members securities in another body corporate, each member agrees to become a member of that other body corporate.

Variation of rights

Newco may only modify or vary the rights attaching to any class of shares with the prior approval of a special resolution of the holders of shares in that class at a meeting of those holders, or with the written consent of the holders, of at least 75% of the issued shares of that class.

Variation of the Newco Constitution

The Newco Constitution can only be varied by a special resolution passed by at least 75% of Newco Shareholders present and voting at a general meeting.

14.5 Overview of Trust Deed

The Trust Deed and the Corporations Act govern the terms and conditions of CULS and the obligations of Metcash and the Trustee in respect of CULS. The benefit of the Trust Deed is held on trust by the Trustee for Holders, including the right to any repayment or other duties of Metcash under the Trust Deed. All Holders are bound by the terms of the Trust Deed.

The Trust Deed is a complex and lengthy document. It has not been reproduced in this Prospectus. The Trust Deed has been lodged with ASIC and is incorporated by reference into this Prospectus. A summary of some important provisions of the Trust Deed is set out below and the Terms of Issue which form a schedule to the Trust Deed are set out in Appendix 1. A copy of the Trust Deed is available on request as set out in Section 14.1.

The Trust Deed contains provisions dealing with, among others, the following matters:

- The power of Metcash to issue CULS in accordance with the Terms of Issue;
- The rights and obligations of Holders in relation to the Trustee including that they will be bound by the Trust Deed and the actions of the Trustee properly done or not done and that they have made their own appraisal of Metcash and CULS and not relied on any representation by the Trustee in relation to CULS;

- How money which is due to Holders is dealt with if for any reason is unable to be paid (other than as a result of the financial circumstances of Metcash) including that interest will not be paid to Holders on any amounts held by Metcash in these circumstances;
- The Trustee must proceed against Metcash to enforce any rights or remedies under the Trust Deed where:
  - It has been requested to do so by Holders holding at least 25% by number of CULS or it is directed to do so by a resolution of Holders properly passed at a meeting of Holders;
  - It is indemnified to its satisfaction against all costs which it might incur in connection with the enforcement; and
  - If the Trustee fails to proceed (as set out above) against Metcash within a reasonable period and this failure is continuing, the Holder is entitled to, upon giving an indemnity satisfactory to the Trustee, proceed directly against Metcash to enforce any rights and remedies under the Trust Deed (but only in the name of the Trustee);
- Metcash's covenants with the Trustee including covenants relating to the payment of the principal on CULS, compliance with the Trust Deed, Terms of Issue, Corporations Act, notification of certain events (including breaches of the Trust Deed and Events of Default) and provision of certain information (including semi-annual and annual reports, releases made to ASX and notices given to Holders);
- A direction by the Trustee to Metcash to pay amounts in relation to CULS directly to Holders other than in specified circumstances;
- The powers, duties and discretions of the Trustee, including:
  - Powers to carry out its duties under the Trust Deed and Corporations Act; and
  - Discretion to, among other things, delegate, obtain and rely on expert advice, make determinations between the Trustee and Holders about questions and matters of doubt arising in relation to the Trust Deed and waive breaches by Metcash;
- The circumstances in which the Trustee is taken to be aware of an Event of Default or other breach of the Trust Deed;
- Representations and warranties of the Trustee and Metcash as to their status and power to perform obligations under the Trust Deed;
- The payment of fees by Metcash to the Trustee and reimbursement of expenses for performance of its duties under the Trust Deed;
- The limitation on the liability of the Trustee in certain respects, including:
  - The Trustee is not liable to any person in any capacity other than as Trustee except to the extent arising from the Trustee having committed fraud, being negligent, or having committed a breach of trust;
  - Liabilities owed to Holders arising under or in connection with the Trust Deed are limited to the extent the Trustee is actually indemnified out of the property held by it; and
  - The Trustee is not liable to any person for loss caused by its acts or omissions in accordance with the terms of the Trust Deed in reliance on certain information;
- An indemnity given by Metcash to the Trustee in respect of costs, liabilities and expenses incurred by it in relation to the Trust Deed;
- Retirement, removal and appointment of a replacement trustee, including notice requirements, the circumstances in which the Trustee must retire and when Metcash may remove the Trustee;
- The date for termination of the Trust Deed and the procedures for disposing of assets as a result of termination;
- Procedures and requirements for meetings of Holders;
- Establishment and maintenance of a register of Holders by Metcash;
- Procedures and requirements for transferring CULS; and
- Procedures and approvals required to amend the Trust Deed and the Terms of Issue.

14.6 Summary of the Underwriting Agreement

Under the Underwriting Agreement, between Metcash and Deutsche Bank (the Underwriter), the Underwriter agrees to underwrite the Offer up to the amount of $745,885,304, at a price of $2.54 per CULS. The Underwriter agrees to underwrite by either procuring subscribers for CULS or purchasing CULS itself.

Pre-conditions

The obligations of the Underwriter under the Underwriting Agreement in relation to the Retail Offer are conditional on:

- In relation to the Institutional Offer, Metcash opening (or having the Underwriter or its registry open) the lists for receipt of Acceptance Forms by the Institutional Offer opening date and in relation to the Retail Offer, Metcash opening (or having its registry open) the lists for receipt of Acceptance Forms by the date agreed for the Retail Offer to open; and
- Metcash delivering a certificate to the Underwriter confirming that except as notified to the Underwriter before the date of giving the certificate, to the best of Metcash's knowledge, information and belief, no termination event has occurred and each of the warranties given under the agreement is true and correct and not misleading in any way, in relation to the Retail Offer, by 5.00pm on the Business Day before the date agreed for the Retail Offer to open, and in relation to the Institutional Offer, 10.00am on the Institutional Offer opening date.

Commission and expenses

Metcash has agreed to pay the Underwriter a commission of 2.0% of the underwritten amount immediately upon the issue of CULS under the Offer and to reimburse the Underwriter for all reasonable legal fees and expenses, all other costs and expenses of and incidental to the Offer (including advertising and promotion costs), any transaction taxes and any reasonable out-of-pocket expenses incurred by it in connection with the Offer.

The Underwriter is responsible for the payment of all sub-underwriting fees, handling fees, brokerage and other charges incurred by it to procure application for CULS.

Termination events

If any of the pre-conditions are not satisfied by the relevant date specified in the Underwriting Agreement, the Underwriter may immediately terminate its underwriting obligations.

The Underwriter may also terminate its underwriting liability under the Underwriting Agreement, if any of the following events occur before the settlement date of the Offer:

1. (ASX indices fall) the All Ordinaries Index is at a level which is lower than or equal to the level which is 12.5% below its level as at the close of business on the Business Day immediately preceding the date of the Underwriting Agreement:
   - During any period of three consecutive Business Days;
   - During any one of the two Business Days immediately preceding the date that the institutional component of the Offer opens;
   - During any one of the two Business Days immediately preceding the payment date for the institutional component of the Offer; or
   - During any one of the two Business Days immediately preceding the settlement date of the Offer;
2. (change in law) there is introduced into the parliament of the Commonwealth of Australia, any State or Territory of Australia, a new law, or the Government of Australia or any State or Territory of Australia, announces prospective legislation or policy, or ASIC, its delegates, or the Reserve Bank of Australia, adopts any regulation or policy, which:
   - Does or is likely to prohibit, restrict or regulate the Offer; or
   - Materially reduces the level or likely level of valid Applications.

   Other than any such law, announcement or policy which is announced before the date of the Underwriting Agreement;

MARKETERS, CAMPBELLS CASH & CARRY ... CARRY, IGA

3. (breach of significant contracts) without the prior consent of the Underwriter (such consent not to be unreasonably withheld or delayed), a significant or material contract referred to in the CULS Prospectus is breached by Metcash or a related body corporate, terminated, altered or amended, or found to be void or voidable;
4. (listing) ASX makes an official statement that ASX approval will not be given for listing of the CULS, or such approval has not been given by the Closing Date;
5. (default) Metcash is in default under the Underwriting Agreement or breaches in any respect any warranty or covenant in the Underwriting Agreement, and the default or breach is incapable of remedy or is not remedied within five Business Days after it occurs;
6. (failure to comply) Metcash or a related body corporate (other than Metoz) fails to comply in a material way with a clause of its constitution, a statute, the Listing Rules, any policy or guidelines of ASIC or any other requirement of ASIC, order or request made by or on behalf of ASIC or any Governmental Agency or any material agreement entered into by it;
7. (capital structure) Metcash or a related body corporate (other than Metoz) alters its capital structure without the prior written consent of the Underwriter other than:
   - As contemplated in the proposed transactions as at the date of the Underwriting Agreement;
   - As a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;
   - Under an existing employee share plan; or
   - Under a dividend reinvestment plan;
8. (constitution altered) without the prior written consent of the Underwriter (which must not be unreasonably withheld) and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) amends its constitution;
9. (financial assistance) without the prior written consent of the Underwriter and subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) seeks shareholder approval under s260B of the Corporations Act;
10. (business) without the prior written consent of the Underwriter and subject to the proposed transactions, Metcash or a related body corporate:
    - Disposes or agrees to dispose of (the whole of or a substantial part of) its business or property unless:
      - In the reasonable opinion of the Underwriter, the disposal or acquisition does not have or is not likely to have a material adverse effect on Metcash; or
      - The disposal or acquisition is in the ordinary course of business and, in the case of a disposal, is for full market consideration,
    - Or it ceases or threatens to cease to carry on business;
11. (hostilities) there is an outbreak of hostilities (whether or not war has been declared) not presently existing, a major escalation in existing hostilities, declaration of a national emergency, or the perpetration of a major terrorist act;
12. (adverse change) subject to the proposed transactions, an adverse change occurs (or becomes known) after lodgement of the Prospectus in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash including any adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of Metcash from those respectively disclosed in the Prospectus;
13. (Prospectus) without limiting any other termination event, the Prospectus contains a material omission, contains a materially misleading or deceptive statement or a statement that becomes materially misleading or deceptive, or the Prospectus does not comply with section 710(1) of the Corporations Act, or a matter referred to in section 719 of the Corporations Act occurs in respect of the Prospectus;
14. (Corporations Act) without limiting any other termination event, in relation to the Corporations Act and the Prospectus:
    - ASIC applies for a order under section 1324B in relation to this Prospectus and it is not withdrawn or dismissed before the Closing Date;
    - A person gives a notice under section 730 in relation to this Prospectus;

- ASIC gives notice of intention to hold a hearing in relation to the Prospectus under section 739(2) or makes an interim order under section 739 (other than an order which does not become public and is withdrawn within three Business Days); or
- Any person, other than the Underwriter, withdraws its consent to being named in the Prospectus;

15. (supplementary prospectus) the Underwriter reasonably forms the view that a supplementary or replacement prospectus must be lodged with ASIC under section 719 of the Corporations Act and Metcash does not lodge this document in the form, content or time reasonably required by the Underwriter;
16. (management and Directors) a Director (or if that person is not a Director, the Chief Executive Officer, Chief Financial Officer or Chief Operating Officer) of Metcash or a related body corporate is charged with an indictable offence in relation to a corporate or financial matter;
17. (insolvency event) any insolvency event occurs in relation to Metcash or a related body corporate;
18. (charge) subject to the proposed transactions, Metcash or a related body corporate (other than Metoz) charges or agrees to charge the whole or a substantial part of its business or property;
19. (ASX Listing Rules) Metcash commits a material breach of the ASX Listing Rules;
20. (banking moratorium) a general moratorium on commercial banking activities is declared, or there is a material disruption in commercial banking or security settlement or clearance services, in Australia, the United States or the United Kingdom; or
21. (ASX trading) trading in all securities quoted or listed on ASX is suspended or limited in a material respect for three consecutive trading days or substantially all of such trading day.

In respect of the events set out in 3, 5, 6 to 19 inclusive, the Underwriter can only exercise its right of termination if the Underwriter determines (reasonably and in good faith) that the event has or would have had a material adverse effect on the Offer or could create a potential material liability for the Underwriter under the Corporations Act.

If the Underwriter is entitled to terminate the Underwriting Agreement prior to the Institutional Offer opening date, it must first give notice to Metcash. Metcash and the Underwriter must negotiate in good faith and seek to agree a new Issue Price and, failing such agreement, may exercise its right to terminate.

Warranties, covenants and indemnities

Metcash gives the Underwriter certain customary representations and warranties concerning, amongst other things, the content of the Prospectus relating to the Offer complying with the Corporations Act and the Listing Rules. Metcash also gives certain covenants to the Underwriter with regard to the conduct of its business during the Offer period for the CULS. In particular, Metcash must not draw down under the Syndicated Facility until the earlier of the redemption of the CULS in accordance with the CULS Terms of Issue, the Metcash Share Scheme becoming Effective or the Takeover Offer becoming unconditional.

Indemnity

Metcash agrees to indemnify the Underwriter, its directors, officers, employees or advisers against all losses suffered by such parties arising (directly or indirectly) from the Offer except where such losses were incurred as a result of the fraud, recklessness, wilful misconduct or negligence of such indemnified parties or any penalty which an indemnified party is required to pay for any contravention of the Corporations Act.

Indemnifiable losses do not include loss or damage suffered simply as a result of the Underwriter being required to perform its obligations under the Underwriting Agreement or being required to compensate Metcash for a breach by the Underwriter of its obligations under the Underwriting Agreement.

14.7 Interests of Directors of Metcash and Newco

The Directors of Metcash are named below. Each of the Directors' interests in Metcash Shares and Metcash Options, as at the date of this Prospectus, are set out in the table below.

Name of Director of Metcash	Number of Metcash Shares held	Number of Metcash Options held
Mr Carlos S. dos Santos	0	0
Mr A.E. (Ted) Harris, AC	344,980	0
Mr Andrew Reitzer	1,820,000	680,000
Mr Michael R. Jablonski	0	850,000
Mr Edwin M. Jankelowitz	600,000	850,000
Mr V. Dudley Rubin	0	0
Mr Peter L. Barnes	125,000	0
Mr Richard A. Longes	100,000	0
Mr Bernard J. Hale	0	850,000
Mr Joao Louis S. Jardin	0	520,000
Mr Michael Wesslink	145,000	540,000

No Director of Metcash as at the date of this Prospectus holds a beneficial interest in any other Metcash Shares or Metcash Options.

It is proposed that all Directors of Metcash will, following the transfer of Metcash Shares to Newco under the Metcash Share Scheme, be appointed as Directors of Newco on a basis of remuneration equivalent to their existing arrangements with Metcash. Each Director of Metcash has agreed to waive all payments or other benefits otherwise payable or due to him as compensation for loss of, or as consideration for or in connection with his retirement from office in Metcash or its related bodies corporate as a result of the Schemes becoming Effective. Accordingly, no such payments or benefits will be made or given.

The Directors of Newco are named below.

Each of the Newco Directors' interest in Metcash Shares and Metcash Options are set out in the table below.

Name of Director of Newco	Number of Metcash Shares held	Number of Metcash Options held
Mr John Randall	243,320	80,000
Mr Michael Roche	5,000	0
Mr Paul Kaplan	0	0

Directors and their related parties will be entitled to participate in the Offer.

Other than as set out in this Prospectus, no Director of Metcash holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- The formation or promotion of Metcash;
- Any property acquired or proposed to be acquired by Metcash in connection with its formation or promotion or with the Offer; or
- The Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount to any Director or proposed Director of Metcash, and no one has given or agreed to give to any Director of Metcash or proposed Director any benefit:

- To induce them to become, or qualify them as, a director; or
- For services provided by a Director or a proposed Director of Metcash in connection with the formation or promotion of Metcash or with the Offer.

14.8 Interests of advisers and experts

Freehills has acted as legal advisers to Metcash in relation to the Offer and advised Metcash generally in relation to the quotation of CULS and has also performed work in relation to due diligence enquiries. Freehills is entitled to be paid approximately $450,000 in fees and charges for legal services rendered to Metcash up to the date of this Prospectus. Further amounts may be paid to Freehills in accordance with its normal time-based charges.

PricewaterhouseCoopers Securities Limited is entitled to be paid approximately $100,000 in fees and charges for services rendered to Metcash as Independent Accountant up to the date of this Prospectus in connection with the Offer.

Greenwood & Freehills is entitled to be paid approximately $26,400 in fees and charges for taxation advice provided to Metcash up to the date of this Prospectus in connection with the Offer.

Deutsche Bank has acted as Lead Manager and Underwriter of the Offer. Deutsche Bank is entitled to receive the fees and commissions described in the summary of the Underwriting Agreement (see Section 14.5).

Other than as set out in this Prospectus:

- No person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- No promoter or underwriter of the Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Offer,

holds as at the date of this Prospectus, or has held in the two years before that date, an interest in:

- The formation or promotion of Metcash or Newco;
- Any property acquired or proposed to be acquired by Newco or Metcash in connection with its formation or promotion or with the Offer; or
- The Offer,

or has been paid or agreed to be paid any amount, no benefit has been given or agreed to be given to any such persons, in connection with the formation or promotion of Metcash, Newco or the Offer.

14.9 International institutional selling restrictions

The following international selling restrictions relate to the sale of CULS pursuant to the Institutional Offer, the Institutional Bookbuild and the Retail Bookbuild.

New Zealand

In making the offer to Eligible Retail Shareholders in New Zealand, Metcash is relying on the Securities Act (Australian Issuers) Exemption Notice 2002 (NZ), by virtue of which this Prospectus is not required to be registered in New Zealand.

UK

This Offer does not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995. In addition, the Offer and the distribution of this Prospectus in the United Kingdom are each made only to persons in circumstances where that will not constitute the communication of an invitation or inducement to engage in investment activity for the purposes of Section 21 of the Financial Services and Markets Act 2000 (FSMA) as a result of the exemptions contained in the FSMA (Financial Promotion) Order 2001 (Exempted Persons).

If you are in doubt about the contents of this Prospectus, you should consult a person authorised by the Financial Services Authority under the FSMA in the United Kingdom, who specialises in advising on the acquisition of shares and other securities. If you are not an Exempted Person, please return this Prospectus immediately to Metcash.

Hong Kong

This Prospectus is not registered in Hong Kong. The CULS may not be offered or sold directly or indirectly in Hong Kong by means of this Prospectus or by any other offering material or document other than to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder, except in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) or to the extent that this Prospectus or such other offering material or document contains or relates to an offer specified in Part 1 of Schedule 17 of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

Neither this Prospectus or any amendment or supplement thereto or any other information, advertisement, invitation or document relating to the CULS, whether in Hong Kong or elsewhere, has been or will be issued, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except by persons as permitted to do so by the securities laws of Hong Kong) other than with respect to such CULS that are intended to be disposed of to persons who are "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any rules made thereunder.

Singapore

This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the CULS may not be circulated or distributed, nor may CULS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

14.10 Consents to be named in this Prospectus

Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as legal adviser to the Offer in the form and context in which it is named. Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Freehills. To the maximum extent permitted by law, Freehills expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

PricewaterhouseCoopers Securities Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of its Independent Accountant's Report in Section 10 and to being named in this Prospectus as Independent Accountant in connection with the Offer. PricewaterhouseCoopers Securities Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by PricewaterhouseCoopers Securities Limited, other than its Independent Accountant's Report. To the maximum extent permitted by law, PricewaterhouseCoopers Securities Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and its Independent Accountant's Report.

Greenwoods & Freehills has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to the inclusion of the Taxation Letter in Section 11 of this Prospectus in the form and context in which it is included and to be named in this Prospectus as tax adviser to the Offer in the form and context in which it is named. Greenwoods & Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Greenwoods & Freehills other than the Taxation Letter. To the maximum extent permitted by law, Greenwoods & Freehills expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and the Taxation Letter.

Deutsche Bank has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as Lead Manager and Underwriter in the form and context in which it is named. Deutsche Bank does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on

any statement by Deutsche Bank. To the maximum extent permitted by law, Deutsche Bank expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

Ernst & Young has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as the auditor of Metcash in the form and context in which it is named. Ernst & Young does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Ernst & Young. To the maximum extent permitted by law, Ernst & Young expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name.

Registries Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as the share registrar for Metcash. Registries Limited has had no involvement in the preparation of any part of this Prospectus and does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Registries Limited. To the maximum extent permitted by law, Registries Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name and has not authorised or caused the issue of this Prospectus.

Australian Executor Trustees Limited has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus as Trustee in the form and context in which it is named. Australian Executor Trustees Limited does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Australian Executor Trustees Limited. To the maximum extent permitted by law, Australian Executor Trustees Limited expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus other than the references to its name. Australian Executor Trustees Limited does not guarantee the repayment of capital or any particular rate of capital or income return on CULS.

This Prospectus contains statements made by, or statements based on statements made by Metoz and Newco. Each of Metoz, and Newco has given and has not, before the lodgement of this Prospectus with ASIC, withdrawn its consent to be named in this Prospectus and to the inclusion of:

- Each statement it has made; and
- Each statement which is based on a statement it has made,

in this Prospectus in the form and context in which those statements have been included.

14.11 ASX Waivers

ASX has granted the following waivers in relation to the Offer:

- A waiver to Newco from Listing Rules 7.1 and 10.11 to permit Newco to issue Newco Shares on conversion of CULS on condition that the Metcash Share Scheme is approved by Shareholders and related parties do not participate beyond their entitlement; and
- A waiver to Metcash from Listing Rules 3.20, 7.1, 7.40 and 10.11 subject to a number of conditions including that:
  - All Shareholders are offered their pro rata share of the Offer unless Listing Rule 7.7.1 would permit the Shareholder to be excluded from the Offer;
  - CULS are offered under the Institutional Offer and Retail Offer at the same price and the same ratio; and
  - Related parties do not participate beyond their pro rata share other than pursuant to bona fide underwriting arrangements that are disclosed in the Prospectus.

14.12 Directors' consent

Each director has given and has not withdrawn their consent to the issue of this Prospectus, and to its lodgement with ASIC.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

Appendix 1

CULS TERMS OF ISSUE

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

1 Definitions and interpretation

(a) In these Terms of Issue capitalised expressions have the meanings set out in the schedule.

(b) These Terms of Issue will be interpreted in accordance with the schedule.

2 Form and Issue Price

2.1 Form

(a) CULS are convertible, unsecured, redeemable, loan notes issued by Metcash under the Trust Deed.

(b) Holders are entitled to the benefit of, and are bound by the provisions of, the Trust Deed.

2.2 Issue Price

Each of the CULS to be issued to the Holders by Metcash under the Trust Deed:

(a) will have an Issue Price of $2.54; and

(b) must be paid for in full on application.

2.3 Ranking and subordination

(a) CULS are unsecured obligations of Metcash, and rank equally without any preference among themselves.

(b) In the period before the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders shall rank pari passu with all other non-secured creditors of Metcash.

(c) After the Metcash Share Scheme becomes Effective, on the Winding Up of Metcash, the rights of the Holders and the rights of the Trustee which are held for the benefit of Holders are subordinated in right of payment to the claims of Other Creditors and accordingly as from the Winding Up of Metcash:

  (1) no part of any debt payable by, nor any claim against Metcash in respect of the CULS will be paid, discharged or satisfied until the claims of Other Creditors have been paid, discharged or satisfied in full;

  (2) the Trustee and the Holders may only lodge in connection with any CULS a proof of debt which is consistent with this clause 2.3; and

  (3) the liquidator or provisional liquidator of Metcash must distribute the assets of Metcash accordingly.

(d) Other than:

  (1) pursuant to the Proposed Transactions as contemplated as at 21 January 2005;

  (2) the issue or conversion of CUPS as disclosed in the Prospectus;

  (3) the conversion of CULS into new Newco Shares as contemplated by these Terms of Issue;

  (4) as a result of an increase in the scrip consideration alternative being offered under the Takeover Offer;

  (5) under an existing employee share plan of Metcash or an employee share plan of Newco; or

  (6) under a dividend reinvestment plan of Metcash or Newco,

  Metcash or Newco may not create or issue any class of securities without the consent of the Holders given by Special Resolution.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION ... CASH & CARRY, IGA

(e) Metcash will not draw down under the Metcash Senior Facility until the earlier of:

(1) the Takeover Offer becoming Unconditional;

(2) the redemption of the CULS in accordance with clause 5.1(b); or

(3) the Metcash Share Scheme becoming Effective.

2.4 Repayment

Subject to clause 2.3(b) or (c), as the case may be, CULS will be repayable only upon:

(a) the redemption of the CULS in accordance with these Terms of Issue; or

(b) the Winding Up of Metcash.

3 No interest

Except as set out in clause 7.3(d), no interest is payable by Metcash on each of the CULS issued under the Trust Deed.

4 Conversion

4.1 Mandatory conversion on Metcash Share Scheme becoming Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that the Metcash Share Scheme has become Effective.

(b) If the Metcash Share Scheme becomes Effective, Metcash must convert 25% (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

(c) If the Metcash Share Scheme becomes Effective, and mandatory conversion under clause 4.8 has not taken place, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.2 Voluntary conversion on Metcash Share Scheme becoming Effective

If the Metcash Share Scheme becomes Effective, Metcash may, by notice given to the Holders not less than 20 Business Days and not more than 25 Business Days prior to the Maturity Date, elect to convert some or all of the Election CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

4.3 Conversion Notice

(a) A notice given in accordance with clause 4.2 must specify the percentage of the Election CULS held by the Holders that will be converted in accordance with clause 4. Subject to clause 4.3(b), this percentage must be the same for each Holder.

(b) If the conversion of the relevant percentage of each Holders' CULS would require the conversion of a fraction of a CULS, Metcash will round the fraction of a CULS down to the nearest whole number of CULS and Metcash may also adjust this percentage to take account of the effect on marketable parcels.

(c) Any notice given by Metcash under this clause 4 is irrevocable.

4.4 Conversion

(a) On conversion of any CULS under these Terms of Issue, including under this clause 4:

(1) Metcash will redeem each of those CULS for an amount equal to its Issue Price and apply the whole of the redemption proceeds in respect of the Holder's CULS being redeemed in subscribing on behalf of the Holder for the number of new Newco Shares calculated in accordance with clause 4.5; and

(2) the relevant Holder irrevocably and unconditionally:

(i) acknowledges that the application of the redemption proceeds in that manner is in full and final satisfaction of all amounts payable by Metcash in respect of the CULS;

(ii) consents to the cancellation by Metcash of the certificate (if any) for the relevant CULS; and

(iii) consents to be a member of Newco and agrees to be bound by the Constitution.

(b) On the conversion of any CULS under these Terms of Issue, including under this clause 4, Metcash must procure the issue by Newco to the relevant Holder of the number of new Newco Shares determined under clause 4.5 and any such issue will have effect on and from, and be deemed to have been made on, the relevant Conversion Date.

4.5 Conversion Ratio

Subject to these Terms of Issue, each CULS will be converted on the relevant Conversion Date into the number of new Newco Shares equal to the Conversion Ratio, which, subject to adjustment in accordance with clause 4.7, will be one new Newco Share for every CULS.

4.6 Notice of Conversion

Metcash will provide notice to:

(a) each relevant Holder that its CULS has been converted into new Newco Shares under these Terms of Issue within 5 Business Days of the relevant Conversion Date; and

(b) each regulatory authority of the conversion of any CULS under these Terms of Issue in accordance with all applicable laws.

4.7 Adjustment to Conversion Ratio for Capital Reconstruction

(a) If at any time Newco Shares are reconstructed, consolidated, divided or reclassified into a lesser or greater number of securities, or there is a bonus issue in relation to the Newco Shares, Metcash, following consultation with Newco, must reconstruct the Conversion Ratio taking into account such reconstruction, consolidation, division, reclassification or bonus issue in accordance with the Listing Rules (as if Newco had made the issue of CULS and the CULS were shares in Newco).

(b) Any adjustment of the Conversion Ratio under clause 4.7(a) will be taken to be an alteration to these Terms of Issue and will be binding on all Holders and these Terms of Issue will be construed accordingly. Any such adjustment will promptly be notified to all Holders.

4.8 Acceleration of Conversion Date in the event of a Takeover Event

(a) Metcash must give notice to the Holders as soon as reasonably practicable after Metcash becomes aware that a Takeover Event has occurred.

(b) If the Metcash Share Scheme has become Effective and after that date a Takeover Event has occurred, Metcash must convert one third (or such lesser amount as a result of the rounding of fractions pursuant to clause 4.3) of the remaining CULS held by each Holder on the Register at 7pm on the Record Date into new Newco Shares on the Conversion Date in accordance with this clause 4.

5 Redemption rights

5.1 Scheme does not become Effective

(a) Metcash must give notice to the Holders as soon as reasonably practicable after the earlier of:

(1) the occurrence of any of the events referred to in paragraphs (1) and (2) of clause 5.1(b) below; or

(2) Metcash forming the view, acting reasonably, that the Metcash Share Scheme will not become Effective by the Original Maturity Date.

(b) If:

(1) any of the events set out in paragraphs (a) to (d), inclusive, of clause 6.1 of the Implementation Agreement occur;

(2) the Implementation Agreement is terminated in accordance with its terms;

(3) the Metcash Share Scheme has not become Effective by the Original Maturity Date; or

(4) Metcash gives a notice under clause 5.1(a)(2).

Metcash must redeem all of the CULS in accordance with this clause 5 on the Redemption Date.

5.2 Final redemption

Metcash must redeem in accordance with this clause 5 all of the Election CULS, other than any Election CULS in respect of which a conversion notice has been given in accordance with clause 4.2, on the Maturity Date for those Election CULS.

5.3 Payment

On the redemption of any CULS under these Terms of Issue, including under this clause 5, Metcash must on the relevant Redemption Date:

(a) pay to each Holder an amount equal to the Redemption Premium in respect of each CULS held by the Holder that is being redeemed; and

(b) redeem the CULS by paying to each Holder an amount equal to the Issue Price for each CULS held by the Holder that is being redeemed.

6 Trigger Event

6.1 Notice of Trigger Event

Metcash must give notice to the Trustee and the Holders as soon as reasonably practicable after Metcash becomes aware of the occurrence of a Trigger Event.

6.2 Holders' conversion right on a Trigger Event

(a) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (g) and (h) of that definition occurs, a Holder may, by giving notice to Metcash within 5 Business Days of the notice under clause 6.1 being given or, if Metcash fails to give such notice, of the relevant Trigger Event becoming Publicly Known, elect to convert all (but not some only) of its CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) If the Metcash Share Scheme has become Effective and after that date a Trigger Event referred to in paragraphs (a) to (f) (inclusive) of that definition occurs, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

7 Enforcement

7.1 Events of Default

Each of the following is, subject to clause 7.2, an Event of Default:

(a) other than a failure to pay when so required under clause 7.3(b), Metcash fails to pay any amount on any of the CULS within 10 Business Days of it becoming due and payable;

(b) Metcash breaches its undertaking in clause 2.3(e); or

(c) Metcash fails to comply with any of its other material obligations under the Trust Deed or these Terms of Issue and, if in the reasonable opinion of the Trustee that failure can be remedied, is not remedied to the reasonable satisfaction of the Trustee within 10 Business Days (or such longer period as the Trustee may permit) after notice of the failure has been given to Metcash by the Trustee.

7.2 Exception

The non-payment by Metcash of any amount due and payable in respect of any of the CULS:

(a) in order to comply with any fiscal or other law or regulation or with the order of any court of competent jurisdiction, in each case applicable to such payment; or

(b) (subject as provided in the Trust Deed) in cases of doubt as to the validity or applicability of any such law, regulation or order, in accordance with advice given by an independent counsel acceptable to the Trustee as to such validity or applicability,

is not an Event of Default for the purposes of clause 7.1(a).

7.3 Consequences

(a) Upon the occurrence of an Event of Default under clause 7.1(a):

(1) if the Metcash Share Scheme has not become Effective, the remedies available to the Trustee are limited to taking action to commence and/or prove in a Winding Up of Metcash; and

(2) if the Metcash Share Scheme has become Effective, Metcash must convert all (but not some only) of the CULS into new Newco Shares on the Conversion Date in accordance with clause 4.

(b) Upon the occurrence of an Event of Default under clause 7.1(b), the CULS are immediately due and payable and in the event of non-payment of any amount so due on the Redemption Date, the Trustee may take action to commence and/or prove in a Winding Up of Metcash.

(c) Upon the occurrence of an Event of Default under clause 7.1(c) which continues, the Trustee may institute proceedings against Metcash as it may think fit on account of that Event of Default.

(d) Upon the occurrence of an Event of Default under clause 7.1(a) or clause 7.1(b) which continues, interest will accrue on the sum of the Issue Price plus the applicable Redemption Premium of the relevant CULS at the Default Rate until the date upon which Holders receive payment of all amounts outstanding in relation to the CULS.

7.4 Trustee not bound to enforce

The Trustee shall not in any event be bound to take any action referred to in clause 7.3 unless:

(a) it has been so requested by Holders holding between them at least 25% of the CULS for the time being on issue or it has been so directed by a Special Resolution; and

(b) it has first been indemnified to its satisfaction by the Holders against all costs, charges, liabilities and expenses which may be incurred by it in connection with that action.

7.5 Holders' right to enforce

No Holder is entitled to proceed directly against Metcash to enforce any right or remedy under or in respect of any CULS unless the Trustee, having become bound to proceed, fails to do so within a reasonable period and such failure is continuing, in which case any such Holder may, upon giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), itself institute proceedings against Metcash for the relevant remedy to the same extent (but not further or otherwise) that the Trustee would have been entitled to do so.

8 Payments

8.1 Deductions

(a) Metcash may deduct from any amount payable to a Holder the amount of any withholding or other tax, duty or levy required by law to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by Metcash to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder is deemed to have been duly paid and satisfied by Metcash.

(b) Metcash must pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law and must, if required by any Holder, deliver to that Holder the relevant receipt issued by the revenue authority without unreasonable delay after it is received by Metcash.

8.2 No set-off

A Holder has no right to set off or withhold any amounts owing by it to Metcash against claims owing by Metcash to the Holder.

8.3 Payment method

Any amount payable to Holders in respect of the CULS in accordance with these Terms of Issue will, unless Metcash and the Holder otherwise agree, be paid by direct credit to a nominated account at an Australian financial institution or by cheque drawn in favour of such Holder and sent by prepaid post to the address of the Holder in the Register.

9 General

9.1 Quotation

Metcash must use all reasonable endeavours and provide all such documents, information and undertakings as may be reasonably necessary in order to procure official quotation of:

(a) CULS; and

(b) the new Newco Shares issued on conversion of CULS,

on a stock market conducted by ASX.

9.2 Ranking of new Newco Shares

Each new Newco Share issued on a conversion of a CULS will, as from the relevant Conversion Date of that CULS, rank equally in all respects with the Newco Shares, except that they will not be entitled to any dividend or any other distribution or entitlement that has been declared or determined but not paid as at the relevant Conversion Date.

9.3 Voting

Holders may attend general meetings of Metcash but CULS do not carry a right to vote at a general meeting of Metcash, unless provided for by the Listing Rules or the Corporations Act.

9.4 Reporting requirements

(a) Metcash will observe the reporting requirements set out in the Trust Deed, including the requirement to provide reports on the financial performance of Metcash and Newco.

(b) Metcash will send to each Holder a copy of all reports, notices and announcements sent to holders of shares held in the capital of Metcash at the time they are sent.

9.5 CULS redeemed or bought back

All CULS redeemed or bought back by Metcash in accordance with these Terms of Issue will thereupon be cancelled and may not be reissued.

9.6 Participation in new issues

Until converted, CULS confers no rights to subscribe for new securities in Metcash or Newco.

10 Other

10.1 Non-resident Holders

(a) Where a CULS is held by, or on behalf of, a person resident outside of Australia then, despite anything to the contrary contained in or implied by these Terms of Issue, it is a condition precedent to any right of the Holder:

(1) to receive payment of any monies in respect of the CULS held by that person; or

(2) to obtain Newco Shares on conversion of any of the CULS held by that person,

that all necessary authorisations (if any) and any other statutory requirements which may then be in existence are obtained at the cost of the Holder and satisfied.

(b) For the purposes of clause 10.1(a), authorisation includes any consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, approval, direction, declaration, authority or exemption from, by or with any government or any Government Agency.

10.2 Tracing provisions

(a) Metcash may direct a Holder to disclose to Metcash:

(1) full details of that Holder's relevant interest in the CULS and of the circumstances that gave rise to that interest;

(2) the name and address of each other person who has a relevant interest in any of the CULS together with full details of:

(i) the nature and extent of the interest; and

(ii) the circumstances that give rise to the other person's interest; and

(3) the name and address of each person who has given the person instructions about any matter relating to the CULS, together with full details of those instructions (including the date or dates on which they were given).

(b) A matter referred to in clause 10.2(a)(2) or (3) need only be disclosed to the extent to which it is known to the Holder who is required to make the disclosure.

(c) The disclosure must be made within 2 Business Days after the Holder is given the direction.

(d) Metcash may pass the information in response to a direction to the Trustee and Newco. The Holder authorises and consents to any such disclosure.

(e) For the purposes of this clause 10.2, a "relevant interest" has the meaning given to that term in section 608 of the Corporations Act except that a reference to the term "securities" in that section is to CULS.

11 Indemnity to Metcash

(a) Whenever in consequence of:

(1) the death of a Holder;

(2) the non-payment of any Income Tax or other Tax payable by a Holder;

(3) the non-payment of any stamp or other duty by the legal personal representatives of a Holder of that person's estate; or

(4) any other act or thing in relation to CULS or a Holder,

any law for the time being of any country or place, in respect of CULS, imposes or purports to impose any liability of any nature whatever on Metcash or the Trustee to make any payments to any Government Agency, Metcash and the Trustee will in respect of that liability be indemnified by that Holder and that person's legal personal representatives and any monies paid by Metcash or the Trustee in respect of that liability may be recovered from that Holder and/or the Holder's legal personal representative as a debt due to Metcash or the Trustee and Metcash and the Trustee has a lien in respect of those monies upon the CULS held by that Holder or that person's legal personal representatives and is entitled to set off those monies against any monies payable by it in respect of those CULS.

(b) Nothing in clause 11(a) prejudices or affects any right or remedy which any such law may confer or purport to confer on Metcash.

12 Acceleration or Extension of Maturity Date

12.1 Acceleration of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer becomes Unconditional 25 or more Business Days prior to the Original Maturity Date, Metcash may, on giving written notice to the Holders, accelerate the Maturity Date to the date that is 25 Business Days after the date of the notice.

12.2 Extension of Maturity Date

If the Metcash Share Scheme becomes Effective and the Takeover Offer has not become Unconditional by the date that is 30 Business Days prior to the Original Maturity Date, Metcash may, by giving written notice to Holders not less than 30 Business Days prior to the Original Maturity Date, extend the Maturity Date, in respect of Election CULS only, by a period of 3 months.

13 Amendments to the Terms of Issue

13.1 Amendment without consent

Subject to complying with all applicable laws, providing the Trustee with a copy of the alteration and the alteration not altering any of the rights and obligations of the Trustee, Metcash may, by an instrument in writing, alter without the authority, assent or approval of Holders, these Terms of Issue if the alteration is, in the opinion of an independent counsel appointed by Metcash:

(a) of a formal, minor or technical nature;

(b) made to correct a manifest error;

(c) made to comply with any law, the Listing Rules or the listing or quotation requirements of any securities exchange on which Metcash may propose to seek quotation of the CULS;

(d) required to facilitate the Proposed Transaction taking place and is not prejudicial to the interests of the Holders, provided alterations of an inconsequential or minor nature are deemed not to be prejudicial; or

(e) will not (taken as a whole and in conjunction with all other alterations, if any, to be made contemporaneously with that alteration) be prejudicial to the interests of the Holders.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

13.2 Amendment by Special Resolution

Without limiting clause 13.1, Metcash may by an instrument in writing alter these Terms of Issue if:

(a) the alteration has been approved by Holders by a Special Resolution; and

(b) the alteration does not alter any of the rights and obligations of the Trustee.

13.3 Alteration

In this clause "alter" includes modify, cancel, amend or add to.

14 Notices

14.1 Service of notices

(a) Without limiting anything else in these Terms of Issue, a notice may be given by Metcash to any Holder, or in the case of joint Holders to the Holder whose name appears first in the Register, personally, by leaving it at the Holder's registered address or by sending it by prepaid post (airmail if posted to a place outside Australia) or facsimile transmission addressed to the Holder's registered address or, in any case, by other electronic means determined by the board of directors of Metcash. If the notice is signed, the signature may be original or printed.

(b) A notice given by a Holder to Metcash must:

(1) be in writing; and

(2) be left at, or sent by prepaid post (airmail if posted from a place outside Australia) to the address below or the address last notified by Metcash, or sent by facsimile transmission to the fax number below or the fax number last notified by Metcash:

Metcash Trading Limited
Newington Road
Silverwater NSW 2128
Attention: Company Secretary
Fax No: + 61 2 9741 3027

14.2 When notice considered to be received

(a) Subject to clause 14.2(b), any notice is taken to be given:

(1) if served personally or left at the intended recipient's address, when delivered;

(2) if sent by post, on the first Business Day after it is mailed in a prepaid envelope to the intended recipient's address; and

(3) if sent by facsimile or other electronic transmission, on production of a report by the machine or other system by which the transmission is sent indicating that the transmission has been made in its entirety to the correct fax number or other transmission address and without error.

(b) Any notice given by a Holder to Metcash will be taken to be given only on receipt by Metcash of that notice.

14.3 Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any CULS is bound by every notice which, prior to the person's name and address being entered in the Register, was properly given to the person from whom the person derived title to those CULS.

14.4 Service on deceased Holder

A notice served in accordance with this clause 14 is (despite the fact that the Holder is then dead and whether or not Metcash has notice of the Holder's death) considered to have been properly served in respect of any CULS, whether held solely or jointly with other persons by the Holder, until some other person is registered in the Holder's place as the Holder or joint Holder. The service is sufficient service of the notice or document on the Holder's personal representative and any person jointly interested with the Holder in the CULS.

MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA

15 Governing law and jurisdiction

15.1 Governing law

CULS and these Terms of Issue are governed by the laws of New South Wales, Australia.

15.2 Jurisdiction

(a) Metcash and each Holder submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in New South Wales, Australia in connection with matters concerning the CULS or these Terms of Issue.

(b) Metcash and each Holder waives any right they have to an action being brought in those courts, or to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

Schedule – Definitions and interpretation

1.1 Definitions

The following definitions apply in these Terms of Issue:

ASTC means ASX Settlement and Transfer Corporation Pty Ltd.

ASTC Settlement Rules means the settlement rules of ASTC as amended or replaced from time to time.

ASX means Australian Stock Exchange Limited (ACN 009 624 691).

Business Day has the same meaning as in the Listing Rules.

Constitution means the constitution of Newco.

Conversion Date means:

(a) in respect of a conversion under clause 4.1(b), the first Business Day after the Implementation Date;

(b) in respect of a conversion under clause 4.1(c), the Maturity Date;

(c) in respect of a conversion under clause 4.2, the Maturity Date;

(d) in respect of a conversion under clause 4.8(b), the earlier of the Maturity Date and the date that is 10 Business Days after either the notice of Takeover Event is given by Metcash under clause 4.8(a) or, if Metcash fails to give such notice, after the Takeover Event has become Publicly Known;

(e) in respect of a conversion under clause 6.2(a), the earlier of the Maturity Date and the date that is 20 Business Days after the notice is given to Metcash by the Holder under clause 6.2(a);

(f) in respect of a conversion under clause 6.2(b), the earlier of the Maturity Date and the date that is 5 Business Days after either the notice of Trigger Event is given by Metcash under clause 6.1 or, if Metcash fails to give such notice, after the Trigger Event has become Publicly Known; and

(g) in respect of a conversion under clause 7.3(a)(2), the date that is 5 Business Days after the occurrence of the Event of Default.

Conversion Ratio has the meaning given to it in clause 4.5.

Corporations Act means the *Corporations Act 2001* (Cth).

CULS means the convertible unsecured subordinated redeemable loan notes issued or to be issued by Metcash on these Terms of Issue.

Default Rate means the average mid rate for bills of exchange of a term of 30 days, which average rate (expressed as a percentage per annum) is displayed on the Reuters page designated BBSW (or any page which replaces that page) on the 14th day of each month (or if that is not a Business Day, the immediately preceding Business Day), if there is a manifest error in the calculation of that average rate or that average rate is not displayed by 10.30am (Sydney time) on that date, the rate specified in good faith by Metcash having regard, to the extent possible, to:

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

(1) the rates otherwise bid and offered for bills of that term or for funds of that tenor displayed on the page BBSW (or any page which replaces that page) at that time on that date; and

(2) if bid and offer rates for bills of that term are not otherwise available, the rates otherwise bid and offered for funds of that tenor at or around that time,

plus a margin of 3%.

Effective means the coming into effect, under section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Metcash Share Scheme.

Election CULS means CULS other than the CULS to be converted pursuant to clause 4.1(b) and either clause 4.1(c) or clause 4.8.

Event of Default means any event specified in clause 7.1.

Government Agency means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

GST has the meaning given in the *A New Tax System (Goods and Services Tax) Act 1999* (Cth).

Holder in relation to CULS means a person whose name is for the time being registered in the Register as the holder of the CULS.

Implementation Agreement means the agreement between Metcash and Newco relating to the implementation of the Metcash Share Scheme dated on 3 February 2005.

Implementation Date has the meaning given to it in the Implementation Agreement.

Income Tax means any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed in respect of the above.

Issue Date means the date on which CULS are issued pursuant to the retail component of the Offer made pursuant to the Prospectus.

Issue Price means, in relation to CULS, the principal amount specified in clause 2.2(a).

Listing Rules means the listing rules of ASX as amended or replaced from time to time.

Maturity Date means:

(a) in relation to the CULS to be converted under clause 4.1(c):

(1) the Original Maturity Date; or

(2) such earlier date as determined in accordance with clause 12.1;

(b) in relation to the Election CULS:

(1) the Original Maturity Date;

(2) such earlier date as determined in accordance with clause 12.1; or

(3) if extended under clause 12.2, the date being 9 months following the Issue Date, provided that if that day is not a Business Day, the relevant day will be the next Business Day.

Metcash means Metcash Trading Limited ABN 61 000 031 569.

Metcash Senior Facility means the facility of up to $825 million underwritten by Australia and New Zealand Banking Group Limited for the purposes of the Takeover Offer, the acquisition by Newco of all of the issued shares of Metoz Holdings Limited by means of a scheme of arrangement in South Africa and for other purposes.

Metcash Share Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and some of its shareholders as described in the scheme booklet to be dated on or about 18 February 2005, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Newco means The Newco Project X Limited ABN 32 112 073 480.

Newco Share means a fully paid ordinary share in the capital of Newco.

Offer means the offer of CULS made by Metcash under the prospectus dated 11 February 2005.

Original Maturity Date means the date being 6 months following the Issue Date, provided that if that is not a Business Day, it will be the next Business Day.

Other Creditors means all creditors of Metcash other than

(a) the Holders (in their capacity as such); and

(b) creditors whose claim against Metcash are expressed by their terms to rank equally with or after the claims of the Holders.

Proposed Transactions means

(a) the proposed scheme of arrangement to be effected in South Africa under which Newco will acquire all of the shares in Metoz Holdings Limited;

(b) the Metcash Share Scheme;

(c) the proposed takeover bid by the Company for Foodland Associated Limited; and

(d) the scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be entered into between Metcash and some or all of its optionholders.

Prospectus means the prospectus issued or to be issued by Metcash in relation to the CULS.

Publicly Known means information that reasonably confirms any of the facts relevant to the determination that a Trigger Event, a Takeover Event or any of the events specified in paragraph (1) and (2) of clause 5.1(b) has occurred and which has been published in a nationally available news source including a newspaper, wire service or online website.

Record Date means the Business Day immediately prior to the Conversion Date or such other date as required by the ASX.

Redemption Date means:

(a) in respect of redemption under clause 5.1, the date that is 10 Business Days after the earlier of:

  (1) the Maturity Date; or

  (2) the date on which Metcash gave notice under clause 5.1(a) or if Metcash fails to give such notice, the date on which any of the events specified in paragraph (1) or (2) of clause 5.1(b) become Publicly Known;

(b) if there is an Event of Default under clause 7.1(b), the Business Day following such Event of Default;

(c) in the event of a Winding Up, on the commencement of the Winding Up; or

(d) in any other case, the Maturity Date.

Redemption Premium means:

(a) where clause 5.1(b) applies, an amount equal to 2.5% of the Issue Price for that CULS; and

(b) in any other circumstance, an amount equal to:

  (1) 5% of the Issue Price for that CULS; or

  (2) if clause 12.2 applies, 7.5% of the Issue Price for that CULS.

Register means the register of Holders (established and maintained in accordance with the Trust Deed) and, where appropriate, includes:

(a) a sub-register conducted by or for Metcash pursuant to the Corporations Act, the Listing Rules or ASTC Settlement Rules; and

(b) any branch register.

Related Body Corporate means a corporation that is related to Metcash pursuant to sections 9 and 50 of the Corporations Act.

Special Resolution has meaning given to that term in the Trust Deed.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

Takeover Event means a takeover bid (as defined in the Corporations Act), or any type of equivalent offer made under any successor sections of the Corporations Act relating to takeovers, is made to acquire all or some of the ordinary shares in Metcash or all or some of the Newco Shares and the bid is, or becomes, unconditional and:

(a) the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or Newco Shares on issue, as the case may be; or

(b) the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

Takeover Offer means the offer by Metcash to acquire fully paid shares in Foodland Associated Limited as set out in the bidder's statement dated 21 January 2005, as amended from time to time.

Tax means:

(a) a tax, levy, charge, impost, duty, fee, deduction, compulsory loan or withholding;

(b) income, stamp or transaction duty, tax or charge; or

(c) GST,

which is assessed, levied, imposed or collected by, or payable to, a Government Agency (excluding Income Tax other than interest withholding tax) and includes, but is not limited to, interest, fines, penalties, charges, fees or other amounts imposed on or in respect of any of the above.

Tax Act means the *Income Tax Assessment Act 1936* (Cth) or *Income Tax Assessment Act 1997* (Cth) (as appropriate).

Terms of Issue means these terms and conditions of issue.

Trigger Event means each and any of the following events:

(a) Metcash or Newco sends a notice to its shareholders convening a meeting to consider a special resolution to wind up Metcash or Newco, as the case may be;

(b) a resolution is passed or an order is made for the appointment of a provisional liquidator to Metcash or Newco;

(c) the making of an order by a Court for the winding up of Metcash or Newco (other than to effect a solvent reconstruction);

(d) the directors of Metcash or Newco resolve to appoint an administrator to Metcash or Newco (as the case may be) under section 436A of the Corporations Act;

(e) an administrator of Metcash or Newco is appointed under sections 436A, 436B or 436C of the Corporations Act;

(f) Metcash or Newco executes a deed of company arrangements;

(g) official quotation of the CULS is either suspended by ASX for more than 20 consecutive Business Days or ended by ASX; or

(h) Metcash or Newco sends a notice to its shareholders convening a meeting to consider an ordinary resolution to dispose of its main undertaking (as defined in the Listing Rules),

except that any event in paragraphs (a) to (f) inclusive of this definition which arise as a result of an Event of Default under clause 7.1(b) shall not be a Trigger Event.

Trust means the trust constituted by the Trust Deed.

Trust Deed means the deed dated on or about 10 February 2005 between Metcash and the Trustee.

Trustee means Australian Executor Trustees Limited ABN 84 007 869 794 in its capacity as trustee of the Trust.

Unconditional means each of the conditions set out in section 23.9 of the bidders' statement dated on or about 21 January 2005 in respect of the Takeover Offer have been satisfied or waived.

Winding up means any of an order being made or an effective resolution being passed that Metcash be wound up or the appointment of a liquidator or provisional liquidator of Metcash (and where the appointment is made by a court, by a court of competent jurisdiction in Australia).

1.2 Interpretation

In these Terms of Issue, except where the context otherwise requires:

(a) the singular includes the plural and vice versa;

(b) another grammatical form of a defined word or expression has a corresponding meaning;

(c) a reference to a clause or paragraph is to a clause or paragraph of these Terms of Issue;

(d) a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e) a reference to A$, $A, dollar, $ or cent is to Australian currency;

(f) a reference to time is to Sydney, Australia time;

(g) a reference to a person includes a reference to the person's executors, administrators, successors and permitted assigns and substitutes;

(h) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(i) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(j) a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act;

(k) the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(l) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(m) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligations must be performed or the event must occur on or by the next Business Day;

(n) an Event of Default continues until it has been waived in writing by the Trustee; and

(o) if a calculation is required under these Terms of Issue, the calculation will be rounded to four decimal places. For the purposes of making any payment in respect of a Holder's aggregate holding of CULS, any fraction of a cent will be disregarded. For the purposes of issuing Newco Shares in respect of a Holder's aggregate holding of CULS, any fraction of a Newco Share will be disregarded.



ADDITIONAL FINANCIAL INFORMATION

For the purposes of this Appendix, the Offer is assumed to raise approximately $744 million, consistent with assumption in the Scheme Booklet. This differs from the actual Offer which will raise approximately $746 million, and arises as a consequence of the exercise of approximately 888,000 employee share options since the Scheme Booklet was lodged. The information in this Appendix would not change materially if $746 million were used in the calculations.

This Appendix should be read in conjunction with Section 9 of this Prospectus. This Appendix contains the following information:

Section	Section reference
Basis of preparation	1.1
Further information relating to Metcash standalone	1.2
Assumptions relating to Outcomes 1 and 3	1.3
Accounting considerations	1.4
Differences between AGAAP and Australian IFRS	1.5
Consistency of accounting policies between Metcash and Foodland	1.6
Detailed reconciliation of statement of financial position for Outcome 1	1.7
Detailed reconciliation of statement of financial position for Outcome 3	1.8
Reconciliation of Metcash incremental sales for Takeover Offer	1.9
Foodland Australia standalone	1.10
Exchange Ratio adjustment	1.11

1.1 Basis of preparation

Set out below are additional assumptions relating the preparation of the financial information in Section 9 and this Appendix 2.

Assumed Metcash share price and shares outstanding for preparation of financial information

Where relevant under Outcomes 1 and 3, all financial information presented in Section 9 that makes an assumption regarding the Newco/Metcash share price or shares outstanding assumes:

- A Metcash share price of $3.32, which is the one month VWAP prior to 12 January 2005. This is also approximately a one month period from the date of the announcement of the Capital Reorganisation and Takeover Offer; and
- The shares outstanding in Metcash as at 12 January 2005, which includes the shares which will be issued under the Share Purchase Plan that closed on 11 January 2005.

Under AGAAP, to the extent the actual share price immediately prior to the Effective Date of the Capital Reorganisation is different to $3.32, an adjustment to the pro forma statements of financial position in Outcomes 1 and 3 will be required to reflect the amended purchase consideration and corresponding goodwill arising in connection with Newco's acquisition of Metcash equity under the Capital Reorganisation.

Under Australian IFRS, the accounting treatment of the Capital Reorganisation will not result in the creation of any goodwill, but will be treated as a reverse acquisition by Metcash and accordingly an adjustment to reflect the actual share price immediately prior to the Effective Date of the Capital Reorganisation will not be required.

Weighted average shares outstanding

The weighted average shares outstanding presented in Section 9 assumes that the shares to be issued from the conversion of the CULS and CUPS occur on 1 May 2005. The purpose of this is to present a pro forma EPS number which captures the full impact of all shares assumed to be issued in connection with the Capital Reorganisation and Takeover Offer. This assumption is conservative, as in practice the conversion into ordinary equity will occur during the financial year and therefore the actual weighted average shares outstanding for the year ending 30 April 2006 will be lower. Accordingly, the EPS will be higher (assuming all other assumptions in Section 9 and Appendix 2 remain constant).

Assumed Effective date of Capital Reorganisation and completion date for the Takeover Offer

The forecast financial information in Section 9 and Appendix 2 assumes the Capital Reorganisation is Effective, the Takeover Offer is completed and all related funding costs are incurred on 1 May 2005. To the extent that this does not happen, the financial results for Newco for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in Section 9 and Appendix 2. The pro forma statement of financial position for each of Outcomes 1 and 3 has been presented as at 31 October 2004.

Assumed cash takeup under the Takeover Offer

The pro forma statements of financial position, statements of financial performance, statements of cashflow and earnings per share presented under Outcome 3 assumes 100% cash takeup under the Takeover Offer. Sensitivities illustrating the impact on EPS and gearing of differing levels of takeup of Metcash A Shares under the Takeover Offer are also presented for Outcome 3 in Section 9.

Rounding

Numbers contained in Section 9 and Appendix 2 are rounded to zero decimal places, therefore if a set of numbers do not appear to add together precisely this is a function of rounding.

Australian IFRS financial information

For reporting periods beginning on or after 1 January 2005, Metcash and Newco will be required to comply with Australian equivalent International Financial Reporting Standards (Australian IFRS) as issued by the Australian Accounting Standards Board (AASB).

The financial information presented in this Prospectus that is referred to as being presented on an Australian IFRS basis reflects the series of standards adopted by the AASB in July 2004.

Metcash management has completed a thorough review of the impact of Australian IFRS upon the financial results for Metcash on a standalone basis. Under the provisions of Australian IFRS, Metcash will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Newco was incorporated in December 2004 and its first financial year end is 30 April 2005. Newco will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results for Foodland.

The information set out in Section 1.5 of Appendix 2 provides a summary of the principal differences (being those of a significant or material nature) between AGAAP and Australian IFRS as applicable to the financial information presented for Metcash, Newco and Foodland.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. In particular, goodwill is no longer amortised, however the carrying value will be assessed annually for impairment. Other intangible assets with finite lives will continue to be amortised over their useful lives and assessed for impairment where there is an indicator. This may introduce considerable volatility into the future reported results of Metcash/Newco thereby adversely impacting distributable earnings. This issue is not specific to Metcash/Newco and similar issues are likely to apply to other companies reporting under Australian IFRS.

Differing financial year ends for Metcash and Foodland

The financial year end adopted by Metcash is 30 April compared to 1 August adopted by Foodland. Metcash has estimated its forecasts for Foodland primarily based on stockbroker's reports which are based on Foodland's year end of 1 August. Metcash has adjusted the forecasts by stock brokers, where considered appropriate, based on its industry knowledge and expertise. Metcash has not however adjusted the forecasts for the differing financial year ends between Metcash and Foodland and has therefore used the 1 August year end of Foodland as a proxy for its 30 April year end. For example, for 2005 Metcash has used the financial year end for Metcash as 30 April 2005 and used 1 August 2005 for Foodland as a proxy.

Merger synergies and restructure costs

Included within the Newco forecast financial information is an estimate of the merger synergies and restructure costs that are expected to arise in the event the Takeover Offer is successful.

The estimated impact of the synergies and restructuring costs is based on Metcash's directors' industry knowledge and information on Foodland available in the public domain.

There is therefore some uncertainty associated with the forecast financial information and actual estimated merger synergies and restructure costs may differ from those estimated.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Metcash has had an opportunity to conduct a detailed review of Foodland's operations and any relevant internal information.

Foodland property activities

Foodland currently undertakes various property related activities, including ownership of investment properties, developed land and buildings and properties held for development.

It is Metcash's intention following completion of the Takeover Offer to undertake a review of Foodland's Australian property assets with a view to disposing of these assets.

For the purpose of preparing the statement of financial performance of Newco, Metcash has excluded any income from property and has excluded all property assets from the pro forma statement of financial position of Newco.

In the event that all properties have not been disposed of by the announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the statement of financial position at that date and the financial results for that period will be required to consolidate the financial impact of the property ownership. Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

Treatment of Action Supermarkets

In accordance with one of Metcash's core principles of not competing with its customers, it is Metcash's intention to divest the Action Supermarkets (acquired from Foodland if the Takeover Offer is successful) to independent retailers.

To implement this intention, a special purpose divestment vehicle will be established to hold Action Supermarkets, thereby effectively "ring fencing" them from Newco. The stores will be sold over a period, which management expect not to exceed 12 to 18 months. For this reason, no results from retail operations from the Action Supermarkets are included in the forecast financial information presented in Section 9 and Appendix 2.

In the event any Action Supermarkets have not been divested by announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the Newco statement of financial position at that date will include unsold stores and the statement of financial performance will consolidate the financial results of the Action Supermarkets for the period owned.

Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2. Refer to Section 1.10 of Appendix 2 for details of historical sales of Action Supermarkets.

Treatment of Foodland New Zealand in Newco/Metcash forecasts

All income from and assets of the Foodland New Zealand business have been excluded from the forecast financial information of Newco on the basis that existing Foodland shareholders will retain ownership of the Foodland New Zealand business with the intention to list this new entity on the Australian Stock Exchange (subject to ASX approval). In the event that this has not been completed by the announcement of Newco's next financial results (year ending 30 April 2006 or half year to 31 October 2005), then the statement of financial position as at that date and the financial results for the Foodland New Zealand business for that period will be required to be consolidated.

Accordingly, the financial results for Newco for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in Section 9.

Acquisition of Metoz

If the Capital Reorganisation is Effective, Newco will acquire 100% of the issued share capital in Metoz. The total consideration paid by Newco for the acquisition of Metoz will be approximately $1,125 million which includes the price paid for the acquisition of shares from Metoz shareholders and, following acquisition, the assumption and subsequent payment of Metoz's net liabilities.

Metoz's only material asset is its subsidiary shareholding in Metcash. Metoz's net liabilities are estimated to be approximately $27 million at the date when the Capital Reorganisation is expected to become Effective.

It is Metcash's intention that Metoz will be liquidated shortly after the Capital Reorganisation becomes Effective. Prior to liquidation, it is intended a Metoz subsidiary, owning indirectly all shares in Metcash controlled by Metoz, be transferred to Metcash and all liabilities settled. On liquidation, the remaining assets of Metoz, if any, will be distributed to Newco.

1.2 Further information relating to Metcash standalone

Set out below is further information relating to Metcash standalone, including:

- Management commentary on historical results;
- Forecast assumptions; and
- Assumptions relating to Australian IFRS.

1.2.1 Management commentary on historical results

For ease of reference, the following brief commentary pertaining to the historical financial performance of Metcash, as contained in Metcash's Annual Reports for the years ending 30 April 2003 and 2004, is summarised below:

- Net profit after tax (NPAT) rose 25% from 30 April 2003 to 30 April 2004 to $102 million, based on 7.1% sales growth for the 53 week period, exceeding group forecasts;
- Operating cashflow (pre investments and financing) grew from $113 million to $131 million;
- The growth in earnings per share (before goodwill) from 30 April 2003 to 30 April 2004 of 19.3% from 16.2 cents to 19.3 cents facilitated the 28% increase in dividends declared out of the year's profits, to a fully franked 11 cents per share from the 8.6 cents per share of 2003;
- Each of Metcash's three businesses performed exceptionally well with solid improvements in sales and profits. The key focus of the group was to grow sales and volumes whilst reducing the cost of doing business; and
- Cost of doing business (includes the direct and indirect costs of operating the group's businesses) reduced from 71% of gross profit in 2003 to 68% in 2004. This was and continues to be, a focus in each business division. The 2004 result was achieved by reducing costs through investment in new distribution technologies and rigorous control of cost/income relationships.

Further commentary relating to the historical financial results for Metcash for the years ending 30 April 2003 and 2004 can be sourced from each respective year's Annual Report.

1.2.2 Forecast assumptions

The material and best estimate assumptions made by the directors in preparing the Metcash standalone forecast statements of financial performance and statements of cashflow for 2005 and 2006 are as follows:

General assumptions

- There will be no significant change in the economic conditions or in the competitive environment in which Metcash operates;
- There are no major investments by Metcash in new projects outside the core business of Metcash and no material sales of non-core assets;
- The company tax rate in Australia remains at 30%;
- There will be no material adverse change in any other taxes relevant to Metcash;
- There will be no material changes in the terms and conditions with customers and suppliers;
- There are no changes in applicable accounting standards or other mandatory professional reporting requirements in Australia, (other than those pertaining to the application of Australian IFRS) which would have a material effect on the results of Metcash;
- Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements; and
- Newco will not consolidate Metcash for tax consolidation purposes.

Major trading assumptions

- The impact of the loss of the supply agreement between ALM and Australian Leisure and Hospitality group (ALH) on 13 August 2004 has been taken into account. The agreement generated annual sales for ALM of approximately $140 million in the year ending 30 April 2004 and $41 million in the year ending 30 April 2005;
- The impact of the cessation of the supply agreement between IGA and Franklins in January 2005 has been taken into account. The agreement generated annual sales for IGA of approximately $600 million in the year ending 30 April 2004 and $450 million in the year ending 30 April 2005;
- Ongoing deterioration of convenience store sales resulting from the discount petrol schemes being offered by Woolworths and Coles;
- Organic sales growth at the current underlying growth rate (after adjusting for above factors) as applicable to each of Metcash's business divisions;
- Certain targeted revenue growth strategies applicable to each of Metcash's business divisions – these activities are not discussed in detail in view of their commercial and strategic sensitivity;
- Other applicable growth strategies assumed in the forecast financial information include the following:

  IGA

  - Completion of the IGA channel rebranding and relaunch strategy, further enhancing the market positioning of the IGA brand and its broad, yet distinguishable, retail offerings;
  - Ongoing development of new Supa IGA stores in partnership with customers, targeted to be approximately 45 stores over three years, commencing in the 2005 financial year;
  - Securing an increased share of total grocery customer's purchases, by decreasing the proportion which is currently direct supply from manufacturers and increasing the purchases going through the Metcash warehouse; and
  - Expansion of network of Valu Mart "price impact" stores in partnership with customers.

  ALM

  - Targeted acquisitions in the liquor wholesale market, replacing volume lost due to competitor acquisitions of customers;
  - Further development and expansion of the IBA network as a focused national grouping of liquor retailers operating under a clearly defined brand strategy; and
  - Securing an increased share of suppliers' "direct-to-customer" business.

CCC

- Targeted acquisitions in the confectionery wholesale market in line with the strategy of consolidating a significant presence as a national leader of confectionery supply to the convenience market;
- Expansion of the "street" foodservice network; and
- Targeted cash and carry wholesaler acquisitions.

- Metcash's gross margin has been assumed to be broadly consistent with historical trends. The cost of doing business as a percentage of sales will continue to reduce at a rate consistent with historical trends and reflective of Metcash's ongoing drive to improve supply chain efficiency via targeted technological improvements, such as the implementation of "voice pick" technology into all major distribution facilities. Together, these factors are forecast to result in an improvement in Metcash's EBITA margin over the two years to 30 April 2006.

Cashflow assumptions

- Capital expenditure is forecast to remain at a level consistent with established historical trends;
- Investing activities include expectations of future acquisitions of confectionery wholesalers and other bolt-on acquisitions anticipated in the CCC and ALM businesses; and
- Working capital movement is forecast to reflect current trends. The cashflow impact of loans to customers and early creditor payments which affected the reported operating cashflows for the six months ended 31 October 2004 have not been included in forecast working capital movements as Metcash has assessed these items as one-offs;

1.2.3 Australian IFRS

Metcash has completed a thorough review of the Australian IFRS implications upon its business and are of the opinion that the only significant adjustment from AGAAP prepared accounts will be to reverse amortisation of goodwill in accordance with AASB 3 (Business Combinations).

The impact on the historical statement of financial position as at 31 October 2004 will be to reverse six months of amortisation of goodwill expense of $11 million to retained earnings and adjust the carrying value of goodwill accordingly.

The impact on the forecast statements of financial performance in the years ending 30 April 2005 and 2006 will be to exclude the annual amortisation of assumed goodwill expense of $22 million in deriving the AGAAP results. This will result in a NPAT for the year ending 30 April 2005 of $127 million and 30 April 2006 of $132 million.

1.3 Assumptions relating to Outcomes 1 and 3

There is significant commonality in the assumptions underlying the preparation of the financial information pursuant to each of Outcomes 1 and 3. Accordingly, the assumptions underlying the preparation of the financial information have been allocated into four discrete groups which apply to the Outcomes to the extent shown in the table below:

Assumptions	Outcome 1	Outcome 2	Outcome 3
	Capital Reorganisation Effective but Takeover Offer not successful	Capital Reorganisation not Effective but Takeover Offer successful	Capital Reorganisation Effective and Takeover Offer successful
Assumptions relating specifically to the Capital Reorganisation	✔	n.a.	✔
Assumptions relating specifically to the Takeover Offer	✗	n.a.	✔
Assumptions relating to transaction costs	✔	n.a.	✔
Assumptions relating to funding structure	✔	n.a.	✔

✗ = Assumptions are not relevant for the preparation of the financial information in respect of this Outcome.
✔ = Assumptions are relevant for the preparation of the financial information in respect of this Outcome.

Set out below are the key assumptions relating to each Outcome to the extent indicated in the above table.

1.3.1 Assumptions relating specifically to the Capital Reorganisation

The following assumptions relate specifically to the Capital Reorganisation:

- Metcash's standalone financial performance remains unchanged;
- Under AGAAP, pursuant to Newco's acquisition of all shares in Metoz and all the shares in Metcash, excluding shares owned by Metoz, goodwill of up to approximately $1.8 billion arises, representing the difference between the fair value of the assets and liabilities acquired and the consideration paid to Metcash shareholders (excluding Metoz) and the conversion of CULS into Newco Shares. This goodwill is amortised over 20 years;
- Under Australian IFRS (AASB 3 (Business Combinations)) the acquisition of all shares in Metoz and all the shares in Metcash excluding shares owned by Metoz will be treated as a reverse acquisition. On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by Newco for Metoz shares is eliminated against other reserves;
- The acquisition of the shareholding of the existing Shareholders will be effected by a scrip issue of one Newco share for every Metcash Share; and
- For detail in regards to the accounting treatment of the CULS and CUPS refer to Sections 1.4 of Appendix 2.

1.3.2 Assumptions relating specifically to the Takeover Offer

The following assumptions relate specifically to the Takeover Offer:

- Metcash acquires 100% of the shares of Foodland;
- Newco will initially invest $101 million into the limited recourse vehicle that will own the Action Supermarkets. Following the completion of the Takeover Offer, the Action Supermarkets acquired will be transferred into the limited recourse vehicle. It is intended that the Action Supermarkets will be sold to independent retailers within 12 to 18 months of the completion of the Takeover Offer;
- The pro forma statement of financial position of Newco has been prepared assuming all Action Supermarkets have been divested to independent retailers at the same price paid by Metcash. The proceeds from these divestments are assumed to be used firstly to repay the limited recourse Action Facility. Once this is fully repaid, Newco will recoup its investment in the limited recourse vehicle;
- Whilst it is intended that Newco will divest all Action Supermarkets within 12 to 18 months, the forecast of financial performance, cashflows and earning per share calculations for Outcome 3 assume Newco has not recouped any of it $101 million investment by 30 April 2006 or received any return on its equity investment;
- No retail earnings from owning the Action Supermarkets have been assumed in the forecasts;
- Newco supplies all Action Supermarkets whilst owned by the limited recourse vehicle and subsequently when owned by independent retailers following divestment;
- Newco will supply the wholesale equivalent of approximately 60% of the total retail sales of the Action Supermarkets;
- Newco supplies all independent retailers currently being supplied by Foodland in Western Australia;
- Refer to Section 1.9 of Appendix 2 for a detailed breakdown of the bridge from Foodland Wholesale and Action Supermarkets store sales for 2006 to the sales revenue assumed that Newco will derive if the Takeover Offer is successful;
- Growth in Foodland Wholesale sales and Action Supermarkets sales has been sourced from stock broker's forecasts and adjusted where considered appropriate, by Metcash based on Metcash's industry knowledge and expertise;
- Metcash believes the assumed growth of wholesale sales to the Action Supermarkets of approximately 8% per annum from 2004 to 2006 is reasonable due to:
  - Strong population growth expected in Queensland;
  - Benefits from the recent refurbishment and new store program; and
  - Enhanced opportunity to drive growth from implementing the Metcash and IGA business model.

- Metcash believes the assumed relatively flat growth of wholesale sales to the independent retailers that Foodland is currently supplying in Western Australia from 2004 to 2006 is reasonable due to:
  - The relaxation of trading hours in Western Australia; and
  - Improved competitive pricing under the Metcash business model.
- Newco will service Queensland and Northern NSW Action Supermarkets with existing Metcash infrastructure and that no significant new infrastructure investment will be required;
- Newco services independent and Action Supermarkets in Western Australia with the existing Foodland distribution centre and that no significant new infrastructure investment will be required;
- Foodland New Zealand is transferred out of Newco immediately after the successful completion of the Takeover Offer. The forecast statement of financial performance of Newco does not include any earnings from Foodland New Zealand and the pro forma statement of financial position of Newco does not include the assets and liabilities of Foodland New Zealand;
- The EBITA margin earned on the wholesale sales to independent retailers in Western Australia and the Action Supermarkets has been assumed based on Metcash's experience with supplying independent retailers and is not necessarily consistent with Foodland's current wholesale EBITA margins. This EBITA margin reflects operational synergies which are listed below;
- Operational EBITA synergies are assumed to arise as a result of:
  - Improved buying power and rebate revenue;
  - Benefits relating to supply chain and logistics, in particular the cessation of the operations of the Richlands warehouse operated by Foodland Australia;
  - The assumed amalgamation of the general administration, information technology and corporate services functions of Foodland Australia with Metcash's existing operations;
  - The closure of the Melbourne buying office with the relocation of some staff; and
  - The centralisation of the corporate head office function.
- No income is assumed from the Foodland property assets that Metcash will acquire through the Takeover Offer and they are not included in the pro forma statement of financial position for Newco;
- Metcash has recognised a reduction in debt in respect of the property currently held by Foodland Australia which is equal to the book value;
- Restructure costs of $30 million have been assumed as part of the Takeover Offer. These costs have been capitalised in preparing the financial information for the Takeover Offer under AGAAP and expensed as incurred under Australian IFRS;
- The pro forma statement of financial position for Newco has required Metcash to make a number of assumptions in regard to the pro forma statement of financial position of Foodland Wholesale. The methodology for and assumptions used to derive the pro forma statement of financial position for Foodland Wholesale is detailed in Section 1.10 of Appendix 2.

1.3.3 Assumptions relating to transaction costs

The following assumptions relating to transaction costs are applicable to each Outcome:

- Transaction costs relating to debt finance are capitalised and amortised over the period of the debt under AGAAP and Australian IFRS;
- Transaction costs relating to equity raised are deducted from the equity proceeds under AGAAP and Australian IFRS;
- Transaction costs not related to debt or equity are capitalised into the cost of investment as part of the Capital Reorganisation and Takeover Offer under AGAAP and Australian IFRS;
- If either or both the Capital Reorganisation or Takeover Offer are unsuccessful, costs attributable to the unsuccessful event are written off immediately under AGAAP and Australian IFRS; and
- Refer to Section 1.4 of Appendix 2 for details on the treatment of the transaction costs relating to the CULS and CUPS.

1.3.4 Assumptions relating to funding structure

The funding structure under each Outcome differs. Details relating to the funding structures for Outcomes 1 and 3 are contained in Section 9.

1.4 Accounting considerations

Detailed below are the key accounting considerations which arise in connection with the Capital Reorganisation and Takeover Offer.

Reverse take-over assessment

If the Capital Reorganisation is Effective, the Metcash Shares owned by all non-Metoz shareholders will be exchanged for Newco Shares. The shares in Metcash owned by a subsidiary of Metoz will be purchased for cash by Newco. Under AGAAP this transaction will be accounted for as an acquisition by Newco, which will be the parent for both legal and accounting purposes, of Metcash.

Under Australian IFRS (AASB 3 (Business Combinations)) this acquisition will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash will, through Newco, effectively be acquiring Metoz. Metcash will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by Newco, no goodwill arises on the acquisition by Newco of the Metoz shares and the amount paid in cash by Newco to Metoz shareholders for their shares will be eliminated against other reserves.

Purchase price allocation in connection with Foodland

Metcash management will assess the fair value of the identifiable net assets which have been acquired from Foodland. The difference between the cost of acquisition and the fair value of identifiable net assets acquired under AGAAP will be allocated to goodwill.

Australian IFRS requires a thorough identification of all intangible assets which is considerably more extensive than that required under AGAAP. In preparing the statement of financial position under Outcome 3 Metcash has not allocated any of the purchase price to separately identifiable intangible assets that Foodland may have (such as brands, customer relationships and contracts) on the basis that it has not had access to information other than that which is available in the public domain. To the extent that any intangible assets are identified with a "finite" useful life, these will need to be amortised which will adversely affect forecast earnings.

Australian IFRS also requires any contingent liabilities of Foodland to be recognised on the opening consolidated balance sheet and eliminated against goodwill on consolidation.

The final allocation of the purchase price to the fair value of the identifiable net assets which have been acquired will not be finalised prior to the issue of this Prospectus as access to the detailed accounting and other information of the company is not possible. Subsequent to acquisition, any change in the value of Foodland's assets and liabilities at the date of acquisition will be matched by a corresponding decrease or increase in goodwill and there will be no impact on the cashflows of Newco or Metcash.

Retained earnings and payment of dividends

Under Australian IFRS, the retained earnings of Newco may be negative. Newco will be reliant on profits earned subsequent to the Effective Date of the Capital Reorganisation in order to be able to pay future dividends.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. This may introduce considerable volatility into the future reported results of Newco thereby adversely impacting distributable earnings. This issue is not specific to Newco and similar issues are likely to apply to other companies reporting under Australian IFRS.

Impact of tax consolidations

Foodland became a consolidated group for tax purposes for the financial year ending 1 August 2004. Metcash has elected to become a consolidated group for tax purposes for the financial year ending 30 April 2004. Accordingly where Metcash consolidated group acquires the Foodland consolidated group, there should be no deconsolidation event for Foodland and thus there should be no adverse tax consequences. Foodland will be tax consolidated with Metcash upon acquisition and the tax values of Foodland will be reset to be broadly consistent with the purchase price allocation under AGAAP. However, any tax consolidation impact upon the acquisition of Foodland can only be finalised once Metcash has access to the detailed tax and accounting records and other information of Foodland.

Treatment of CULS and CUPS

CULS

Accounting classification

For statutory accounting purposes, the classification between debt and equity of the CULS issued by Metcash is undertaken at the date of issue. This classification will impact the treatment of all associated issuance and transaction costs.

Under both AGAAP and Australian IFRS the CULS will be classified as debt by Metcash at initial recognition. This is on the basis that the outcome of the Scheme is outside the control of Metcash or the holder of the CULS and that redemption is required in cash if the Capital Reorganisation is unsuccessful. The CULS will remain classified as debt on the statement of financial position until either redeemed or converted or an event occurs which results in the issuer becoming obliged to mandatorily convert the CULS into a fixed number of ordinary shares of Newco. When such an event occurs the portion of the CULS to which the event relates will be affected. The pro forma statements of financial position are presented on the basis that the CULS have been redeemed and/or converted to equity as envisaged under the various Outcomes.

Transactions costs

On the basis that the CULS have been classified as debt on initial recognition, all associated issuance and transaction costs (such as underwriting fees) will be recorded on the statement of financial position under AGAAP and Australian IFRS.

Under AGAAP, if the Capital Reorganisation is successful, the costs are presented as an asset and amortised to the statement of financial performance over the term of the CULS (up to nine months after they are issued). In the event the Capital Reorganisation is not successful, the costs are expensed to the statement of financial performance at that date. When an event occurs which results in a portion of the CULS either being reclassified as equity or redeemed, it is expected the transaction costs will continue to be written off over the term of the CULS (up to nine months after they are issued).

Under Australian IFRS, the costs are netted off against the CULS liability and expensed to the statement of financial performance between the date of issue and the date on which the Scheme is voted on, effectively representing an immediate write-off.

Redemption Premium

A premium is payable on the redemption of CULS. This must be expensed to the statement of financial performance under AGAAP and Australian IFRS as it relates to the portion of any CULS that remain classified as debt at that date.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CULS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this Section in accordance with both AGAAP and Australian IFRS. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

CUPS

Accounting classification

The terms of the CUPS allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in Newco or redeem for cash at a fixed amount. The issuer can also redeem the CUPS at any time prior to conversion.

Under AGAAP a financial instrument with these terms is classified as equity on the basis that conversion is at the option of the holder. The manner in which the conversion could be settled by the issuer does not impact this classification. Under Australian IFRS, classification of the CUPS would be debt on initial recognition on the basis that the issuer has the option to redeem the CUPS for cash of a fixed amount or to settle for a variable number of shares. In the event they are converted into ordinary shares in Newco, the CUPS will be classified as equity.

Transaction costs

On the basis that the CUPS have been classified as equity under AGAAP, any underwriting fees are netted off against equity. Under Australian IFRS, underwriting fees are amortised to the statement of financial performance over the shorter of the expected life of the CUPS or the first reset date.

Dividend payments

Under AGAAP dividend payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Redemption Premium

Under AGAAP, any redemption payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Takeover Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CUPS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this Section in accordance with AGAAP. The funding related transaction costs have been expensed through the statement of financial performance in the year ending 30 April 2006 for the purposes of the Australian IFRS disclosures. Therefore, the actual financial results of Newco for the year ending 30 April 2006 will differ from those presented in Section 9 and Appendix 2.

1.5 Differences between AGAAP and Australian IFRS

Metcash management has completed a review of the impact of Australian IFRS upon the financial results for Metcash standalone. Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results of Foodland. Metcash has not had access to information on Foodland other than that which is available in the public domain. The information below sets out the significant differences between AGAAP and Australian IFRS as identified by Metcash management using information which is currently available, as they impact Metcash, Foodland and Newco as the case may be. Whilst Metcash management has been diligent in its review of publicly available information, Metcash makes no assurance that they have identified all required disclosure and presentation differences between AGAAP and Australian IFRS.

Summary of differences between AGAAP and Australian IFRS

The following table summarises the effect of significant differences between AGAAP and Australian IFRS on Metcash, Foodland and Newco.

Metcash standalone	Foodland standalone*	Newco	
		Outcome 1	Outcome 3
Restructuring costs	None	None	$30m costs have been expensed in preparing the Australian IFRS forecast consolidated statement of financial performance
Goodwill	Reversal of amortisation expense of $22m. Impairment test of goodwill required annually	Reversal of amortisation expense of $43m. Impairment test of goodwill required annually	No goodwill arises under the Capital Reorganisation. Goodwill arising from the Takeover Offer is not amortised but assessed for impairment annually
Deferred taxes	No material effect	No material effect	No material effect
Impairment of assets		Reliable assessment not yet possible	
Employee benefits	None	Liability will be recognised in connection with a defined benefits fund which is currently underfunded by $0.5m. Adjusted against retained earnings	$0.5m Foodland liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position
Acquired contingent liabilities	None	$25.5m in respect of outstanding assessments, including penalties and interest as a result of amended assessments from the Australian Tax Office, that are currently being contested to be adjusted against retained earnings	$25.5 Foodland contingent liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position
Pre-opening expenses	None	$4.6m (pre tax) of unamortised expenses to be adjusted against retained earnings	These related wholly to Action Supermarkets which are not included in the pro forma statement of financial position
Share based payments	None	Reliable assessment not yet possible	
Financial instruments	None	Most hedges are expected to be cashflow hedges. Processes are under review to determine the extent of any embedded derivatives and hedge accounting	Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements

* *Sourced from Foodland's Annual Report 2004*

Further detail of differences between AGAAP and Australian IFRS

- **Restructuring costs**

Under AGAAP, provided certain conditions are met, restructure costs can be included as part of the cost of acquisition and thus effectively applied against the goodwill of businesses acquired. Under Australian IFRS restructure costs are expensed when the cost is incurred and only included as part of the cost of acquisition when the acquiree has an existing liability for restructuring at the date of acquisition.

- **Goodwill**

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in an annual charge for amortisation of goodwill. Under Australian IFRS (AASB 138 (Intangibles) and AASB 136 (Impairment of Assets)), goodwill will be allocated to the smallest "cash generating unit", capitalised and be subject to an annual impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly.

- **Deferred taxes**

Under AGAAP the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of the accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.

Australian IFRS introduces a balance sheet method of accounting for taxation. Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS.

- **Impairment of assets**

Under AGAAP the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cashflows. For this purpose, Metcash and Foodland currently discount future cashflows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 (Impairment of Assets)), "recoverable amount" is determined as the higher of net selling value and value in use, determined by discounting cashflows at an asset-specific discount rate. Reliable estimation of the future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

- **Employee benefits**

Under Australian IFRS (AASB 119), employer sponsors are required to recognise the net surplus or deficit in their employer-sponsored defined benefit superannuation funds as an asset or liability, respectively with the year on year movement to be expensed to the statement of financial performance or adjusted against equity. Under AGAAP, a surplus or deficit is not required to be recognised as an asset or liability respectively.

- **Acquired contingent liabilities**

Under AGAAP, contingent liabilities of the acquiree are not specifically recognised at the date of acquisition as they do not meet the qualifying requirements of a liability under AGAAP (i.e. that it is probable that any associated resources embodying economic benefits will flow from the acquirer, and a reliable measure is available of their cost or fair value). Under Australian IFRS, contingent liabilities of the acquiree should be identified and recognised at their fair value on the consolidated statement of financial position at the acquisition date and at each subsequent reporting date.

- **Pre opening expenses**

Under Australian IFRS (AASB 138 (Intangible assets)), costs incurred in the start-up phase of a newly acquired, constructed or refurbished store must be expensed. Under AGAAP pre opening expenses have been capitalised and amortised on a straight line basis over 12 months following the commencement of trading.

- **Share based payments**

Under Australian IFRS (AASB 2 (Share Based Payments)) employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed.

- **Financial instruments**

Under Australian IFRS (AASB 139 (Financial Instruments – Recognition and Measurement)) requires all derivative contracts, whether used as hedging instruments or otherwise, to be recognised and measured at fair value. Unless detailed hedge accounting requirements are met, movements in fair value of these contracts must be taken to the statement of financial performance. AASB 139 also introduces the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within host contracts. Embedded derivatives are required to be fair valued and movements reported in the statement of financial performance. AGAAP is not specific about the treatment of such financial instruments.

- **Transaction costs relating to the raising of debt**

Under both AGAAP and Australian IFRS, transaction costs relating to debt finance are deducted from the net proceeds received and amortised over the period of the debt using the effective interest method.

1.6 Consistency of accounting policies between Metcash and Foodland

The principal accounting policies adopted by Metcash are set out in detail in their financial statements for the year ended 30 April 2004. Metcash management has conducted a review of the accounting policies of Foodland, as disclosed in Foodland's 2004 annual report, for consistency with the accounting policies of Metcash. No significant differences were noted based upon the information available.

1.7 Detailed reconciliation of statement of financial position for Outcome 1 – Capital Reorganisation Effective but Takeover Offer unsuccessful

Set out below is a detailed reconciliation of the statement of financial position of Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP				31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Funding transaction and restructure costs**	**Capital Reorganisation**	**Newco**	**Newco**
Current assets					
Cash	19	1,125[1]	(1,125)[2]	19	19
Inventory	428			428	428
Accounts receivable	694			694	694
Other	9			9	9
Total current assets	**1,150**	**1,125**	**(1,125)**	**1,150**	**1,150**
Non-current assets					
Accounts receivable	10			10	10
PP&E	129			129	129
Intangibles	236	16	1,660	1,912[3]	247[4]
Other	5			5	5
Total non-current assets	**380**	**16**	**1,660**	**2,056**	**391**
Total assets	**1,530**	**1,141**	**535**	**3,206**	**1,541**
Current liabilities					
Debt	86			86	86
Accounts payable	881			881	881
Other	44			44	44
Total current liabilities	**1,011**			**1,011**	**1,011**
Non-current liabilities					
Debt	16	516[1]		532	532
Other	19			19	19
Total non-current liabilities	**35**	**516**		**551**	**551**
Total liabilities	**1,046**	**516**		**1,562**	**1,562**
Net assets	**484**	**626**	**535**	**1,644**	**(21)**

Consolidation adjustments

Note 1

The funding for Outcome 1 is sourced as follows:

	$ million
Debt	
Senior debt	527
Less debt related transaction costs	(11)
	516
Other	
CULS[b]	372
Cash	291
Less CULS Redemption Premium[a]	(9)
Less other transaction costs	(45)
	609
Net funds	**1,125**

Notes
a Redemption Premium on CULS net of any interest assumed to be earned/saved
b Subsequent to conversion to ordinary shares

Note 2

Represents gross purchase consideration for acquisition of Metoz

Note 3

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration[a]	2,305
Conversion of CULS to Newco ordinary equity[b]	486
Less fair value of net assets acquired[c]	(879)
	1,912

Notes
a Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz including acquisition expenses of $16 million.
b Conversion of CULS into Newco ordinary equity at $3.32
c Metcash are of the opinion that the fair value of assets equals the book value. This represents:

	$ million
Net assets of Metcash standalone	484
Placement	263
CULS	348
SPP	21
Less existing Metcash goodwill	(237)
	879

Australian IFRS adjustments

Note 4

	$ million
AGAAP goodwill	1,912
Reversal of goodwill under reverse takeover	(1,676)
Reversal of goodwill amortisation (six months to 31 October 2004)	11
Australian IFRS Goodwill	**247**

1.8 Detailed reconciliation of statement of financial position for Outcome 3 – Capital Reorganisation Effective and Takeover Offer successful

Set out below is a detailed reconciliation of the statement of financial position for Newco including further detail on the adjustments relating to Australian IFRS.

	31-Oct-04 AGAAP								31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction and restructure costs**	**Capital Reorgan-isation**	**Takeover Offer**	**Action Super-markets[3]**	**Property[3]**	**Newco**	**Newco**
Current assets									
Cash	19	6	1,971[1]	(1,125)[2]	(846)[3]			25	25
Inventory	428	95						523	523
Accounts receivable	694	72						766	766
Other	9	4			336[3]	(336)[3]		13	13
Total current assets	**1,150**	**177**	**1,971**	**(1,125)**	**(510)**	**(336)**		**1,327**	**1,327**
Non-current assets									
Accounts receivable	10							10	10
PP&E	129	53					(36)[3]	146	146
Intangibles	236[4]	9[4]	68[4]	1,767	303			2,382[4]	606[5]
Other	5	77						82	82
Total non-current assets	**380**	**139**	**68**	**1,767**	**303**		**(36)**	**2,620**	**844**
Total assets	**1,530**	**316**	**2,039**	**642**	**(207)**	**(336)**	**(36)**	**3,947**	**2,171**

	31-Oct-04 AGAAP								31-Oct-04 Australian IFRS
$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction and restructure costs**	**Capital Reorganisation**	**Takeover Offer**	**Action Supermarkets[3]**	**Property[3]**	**Newco**	**Newco**
Current liabilities									
Debt	86							86	86
Accounts payable	881	107						988	988
Other	44							44	44
Total current liabilities	**1,011**	**107**						**1,118**	**1,118**
Non-current liabilities									
Debt	16		976[1]			(336)	(36)	620	620
Accounts payable	–	2						2	2
Other	19							19	45[6]
Total non-current liabilities	**35**	**2**	**976**			**(336)**	**(36)**	**641**	**667**
Total liabilities	**1,046**	**109**	**976**			**(336)**	**(36)**	**1,759**	**1,785**
Net assets	**484**	**207**	**1,063**	**642**	**(207)**	**0**	**0**	**2,188**	**385**

Consolidation adjustments

Note 1

The funding for Outcome 3 is sourced as follows:

	$ million
Debt	
Senior debt	756
Action Facility	235
Less debt related transaction costs	(15)
	976
Other	
CUPS(a)	50
CULS(a)	744
Cash	291
Less other transaction costs	(60)
Less restructure costs	(30)
	995
Net funds	**1,971**

(a) Subsequent to conversion to ordinary shares

Note 2

Represents gross purchase consideration for acquisition of Metoz.

Note 3

Refer to the detailed notes 4 and 5 for Outcome 3.

Note 4

The goodwill generated on consolidation in Newco is as follows:

	$ million
Consideration for the Capital Reorganisation[a]	2,341
Conversion of CULS to Newco ordinary equity[b]	972
Less fair value of net assets recovered[c][d]	(1,547)
	1,766
Consideration for the Takeover Offer	846
Less fair value of Action Supermarkets[e]	(336)
Less fair value of net assets of Foodland Wholesale Acquired	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non-debt or equity related transaction costs	38
	2,382

Notes

a *Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash shareholders and $1.1 billion for the purchase of Metoz*

b *Conversion of CULS into Newco ordinary equity at $3.32*

c *Metcash are of the opinion that the fair value of assets equals the book value (see table below)*

d *Metcash has assumed that the fair value of assets equals the book value*

e *The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.*

	$ million
Net assets of Metcash standalone	484
Placement	263
CULS	729
SPP	21
CUPS	50
	1,547

Australian IFRS adjustments

Note 5

	$ million
AGAAP Intangible assets	2,382
Reversal of goodwill which does not arise under Australian IFRS	(1,766)
Reversal of goodwill amortisation (six months to 31 October 2004)	11
Contingent liabilities	25
Non-debt or equity-related transaction costs relating to Capital Reorganisation	(16)
Write-off of restructure costs	(30)
	606

Note 6

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.

1.9 Reconciliation of Metcash incremental sales for Takeover Offer

Below is a breakdown of the incremental sales Newco is forecast to generate as a result of the Takeover Offer.

Newco incremental sales $ million	30-Apr-06 Forecast
Sales	
Sales from supplying Action Supermarkets	917
Foodland Wholesale external sales	1,041
Total Incremental sales to Newco from acquiring Foodland	**1,959**
Forecast sales of Action Supermarkets	1,529
Assumed Metcash Wholesale % of Action Supermarkets retail sales	60%
Sales from supplying Action Supermarkets	917

Newco total sales $ million	30-Apr-06 Forecast
Metcash standalone sales	7,232
Total incremental sales to Metcash from acquiring Foodland	1,959
Newco total sales	**9,191**

1.10 Foodland Australia standalone

Financial performance

Set out below is the historical financial information for Foodland Australia's two major divisions, Action Supermarkets and Foodland Wholesale for the years ending 3 August 2003 and 1 August 2004.

	AGAAP	
	03-Aug-03	01-Aug-04
	Historical	
Sales		
Action Supermarkets	1,209	1,330
Foodland Wholesale external sales	1,002	1,001
Total	**2,211**	**2,331**
Sales growth %		5.4%
EBITA		
Action Supermarkets	36	39
Foodland Wholesale	51	45
EBITA pre corporate costs	**87**	**84**
EBITA margin pre corporate costs	3.9%	3.6%
Corporate costs	(4)	(4)
EBITA post corporate costs	**83**	**80**
EBITA margin post corporate costs	3.8%	3.4%
Capital expenditure	62	84

Foodland Australia historical performance assumptions

Sales and EBITA attributable to the Action Supermarkets chain are assumed to be equivalent to Australia Supermarket sales in the segment note to Foodland's annual report for the year ending 1 August 2004. Foodland Wholesale sales and EBITA reflects the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004.

Unallocated historical corporate costs in the segment note to Foodland's annual report for the year ending 1 August 2004 ($10.1 million in 2004 and $9.8 million in 2003) have been applied against the Foodland Australia standalone and Foodland New Zealand standalone operations in proportion to gross revenue of each operation. Metcash understands that Foodland allocates a proportion of corporate costs directly to its business segments. Metcash has assumed these corporate costs have been allocated in a manner that is consistent with business segment use and activity.

Historical EBITA reflected in the above table excludes property income and profits/(losses) on sale of property as reflected in the segment note to Foodland's annual report for the year ending 1 August 2004.

Historical capital expenditure has been sourced from the business segment commentary of Foodland's annual report for the year ending 1 August 2004, with any additional group capital expenditure initiatives disclosed in other public information being attributed to Foodland Australia on a basis broadly consistent with the Foodland Australia and Foodland New Zealand sales split.

Statement of financial position

	AGAAP		
	01-Aug-04 Historical		
	Foodland Associated Limited	Foodland Australia	Foodland Australia Wholesale
Current assets			
Cash	59	23	6
Inventory	412	202	95
Accounts receivable	229	75	72
Other	(60)	9	4
Total current assets	**640**	**309**	**177**
Non-current assets			
PP&E	451	180	53
Intangibles	722	147	9
Other	131	107	77
Total non-current assets	**1,304**	**433**	**139**
Total assets	**1,944**	**742**	**316**
Current liabilities			
Accounts payable and other	486	240	107
Total current liabilities	**486**	**240**	**107**
Non-current liabilities			
Debt	425	0	0
Accounts payable and other	20	10	2
Total non-current liabilities	**445**	**10**	**2**
Total liabilities	**931**	**250**	**109**
Net assets	**1,013**	**492**	**207**

Foodland Australia's statement of financial position assumptions

The pro forma statement of financial position above has been prepared on the basis of information disclosed in Foodland's annual report for the year ending 1 August 2004 in order to reflect Metcash management's best estimate of Foodland Australia as a standalone operation.

The pro forma information provided above is based on the statement of financial position disclosed in note 28 of Foodland's annual report for the year ending 1 August 2004, which separately discloses all Australian controlled entities, with the following adjustments:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Australia as a standalone operation); and
- Other adjustments required to reflect information that is consistent with the Australian segment assets represented in the segment note of Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

Metcash has assumed that this provides a reasonable estimate of the financial position of Foodland Australia as a standalone operation without property investments. We note that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma statement of financial position above. Further information relating to the financial position of Foodland Australia as a standalone operation may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be publicly liable.

Foodland Australia Wholesale statement of financial position assumptions

Metcash has estimated the Foodland Australia Wholesale standalone proportion of the pro forma Foodland Australia standalone statement of financial position based on the Foodland parent company statement of financial position reflected in Foodland's annual report for the year ending 1 August 2004. The parent entity incorporates the Foodland group's Australian wholesale operations (its principal activities are listed as Chief entity/Wholesale). Metcash has adjusted this statement of financial position for the following items:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland group (in order to present Foodland Wholesale Australia as a standalone operation); and
- Other adjustments required to reflect segment assets that are consistent with the Australia Franchise and Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

Metcash notes that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma Foodland Australia Wholesale statement of financial position above. Further information relating to these items may be included in Foodland's target statement in relation to the Takeover Offer which will be sent to Foodland shareholders directly by Foodland and will be made publicly available.

1.11 Exchange Ratio Adjustment

The 2.44 Exchange Ratio will be adjusted as the CULS is a pro rata issue. The Exchange Ratio will be adjusted in accordance with the following formula:

$$2.44 \times \frac{\text{5 day VWAP of Metcash shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash shares including and immediately after Ex-Rights Date}}$$

Where:

VWAP = volume weighted average price

Ex-Rights Date = the date Metcash Shares go ex-rights with respect to the CULS

Appendix 3

GLOSSARY

$ or **cent**	Australian dollar or cent
AASB	The Australian Accounting Standards Board
ACCC	Australian Competition and Consumer Commission
Acceptance Form	The personalised acceptance form accompanying this Prospectus (when provided to an Eligible Retail Shareholder) or such other form approved by Metcash
Action Facility	A $235 million, 18 month limited recourse facility to facilitate the funding of the Action Stores
AEST	Australian Eastern Standard Time or Australian Eastern Summer Time, whichever is applicable
AGAAP	Australian Generally Accepted Accounting Principles
Aggregate Acquisition Cost to Newco	$2.92 per Metcash Share held by Metoz, being the aggregate of the Metoz Consideration and the amount required to repay Metoz's Net Liabilities
ALH	Australian Leisure and Hospitality Group
Allocation	The allocation of CULS in respect of Applications received after 24 February 2005 and on or before the Closing Date
ALM	Australian Liquor Marketers
Announcement	Metcash's public announcement on 6 December 2004 of its proposed Capital Reorganisation and Takeover Offer
ANZ	Australia and New Zealand Banking Group Limited (ABN 11 005 357 522)
Applicant	Person who submits a valid Acceptance Form pursuant to this Prospectus
Application	An application to subscribe for CULS under this Prospectus
Application Monies	Monies received from Applicants in respect of their Applications
ASIC	Australian Securities and Investments Commission
ASTC	ASX Settlement and Transfer Corporation Pty Ltd
ASTC Settlement Rules	Settlement rules of ASTC as amended or replaced from time to time
ASX	Australian Stock Exchange Limited (ACN 008 624 691), or the stock market conducted by Australian Stock Exchange Limited, as the context requires
ATO	The Australian Taxation Office
Australian IFRS	Australian equivalent to International Financial Reporting Standards as issued by the AASB
Bidder's Statement	The bidder's statement dated 21 January 2005 prepared by Metcash for the Takeover Offer under Part 6.5 of the Corporations Act
Board	The Board of Metcash unless otherwise stated
Business Day	This has the same meaning given to it in the Terms of Issue in Appendix 1
Capital Reorganisation	The capital reorganisation to be effected by means of the Metcash Share Scheme and the Metoz Scheme under which, amongst other things, subject to the Metcash Share Scheme becoming Effective and the Metoz Scheme becoming Effective: (a) Newco will acquire all Metcash Shares held by Scheme Shareholders in exchange for the issue by Newco of Newco Shares to such Scheme Shareholders; (b) Newco will purchase all of the issued shares in Metoz Holdings for cash; and (c) if the Metcash Option Scheme becomes Effective, all Metcash Options will be cancelled in consideration for the issue by Newco of Newco Options to Scheme Optionholders

CCC	Campbells Cash & Carry
CHESS	Clearing House Electronic Sub-register System
Closing Date	The last date that Applications will be accepted, which is 15 March 2005 unless extended
Conversion Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Corporations Act	Corporations Act 2001 (Cwlth)
Court	The Supreme Court of New South Wales
C-Store distribution	Convenience Store Distribution
CULS	The convertible unsecured subordinated redeemable loan notes issued or to be issued by Metcash under the Terms of Issue
CUPS	Convertible undated preference shares
Deutsche Bank	Deutsche Bank AG (ABN 13 064 165 162)
Director	A director of Metcash or Newco as the context requires
DRP	Dividend reinvestment plan
EBIT	Earnings before interest and taxation
EBITA	Earnings before interest, taxation and amortisation
EBITDA	Earnings before interest, taxation, depreciation and amortisation
Effective	When used in relation to: (a) a Metcash Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to that Metcash Scheme; (b) the Metoz Scheme, means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa); and (c) the Capital Reorganisation, means the Metcash Schemes and Metoz Scheme becoming "Effective" in the manner described in (a) and (b) above
Effective Date	When used in relation to: (a) a Metcash Scheme, means the date on which an office copy of a Court order under section 411(4)(b) of the Corporations Act approving that Scheme is lodged with ASIC; and (b) the Metoz Scheme, means the date on which the order of the High Court of South Africa approving the Metoz Scheme is lodged with the South African Registrar of Companies
Election CULS	This has the same meaning given to it in the Terms of Issue in Appendix 1
Eligible Institutional Shareholders	Institutional Investors who, to Metcash's knowledge, hold Metcash Shares either directly or through nominees on or before the Record Date and to whom the Lead Manager and Underwriter extends an offer under the Institutional Offer
Eligible Retail Shareholders	An Eligible Shareholder who is not an Eligible Institutional Shareholder
Eligible Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time: (a) with a registered address in Australia or New Zealand; or (b) who are Institutional Investors
EPS	Earnings per share pre-goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs

Equity Placement	The issue of 89,850,000 ordinary shares by Metcash under an institutional placement on 6 December 2004
Events of Default	This has the same meaning given to it in the Terms of Issue in Appendix 1
Exchange Ratio	2.44 Metcash A Shares for each Foodland Share if the Metcash A Share Alternative is chosen, subject to the adjustment set out in the Bidder's Statement
Extended Maturity Date	The date that is nine months following the Issue Date
Extraordinary General Meeting	The extraordinary general meeting of Metcash Shareholders to be held for the purpose of considering, and if thought fit passing, the Resolutions
Foodland	Foodland Associated Limited (ABN 13 008 667 650)
Foodland Australia	The Australian business carried on by Foodland and its subsidiaries
Foodland New Zealand	The New Zealand businesses carried on by Foodland and its subsidiaries
Foodland Shareholder	A person registered in the register of members of Foodland as a holder of Foodland Shares from time to time
Foodland Shares	Fully paid ordinary shares in Foodland
Government Agency	A government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity
GST	The meaning given in the *A New Tax System (Goods and Services Tax) Act 1999* (Cwlth)
Holders	A holder of CULS from time to time
IBA	Independent Brands Australia
IGA	IGA Distribution
Implementation Agreement	This has the same meaning given to it in the Terms of Issue in Appendix 1
Implementation Date	In relation to a Scheme, the date one Business Day following the Scheme Record Date
Income Tax	Any tax which is assessed, levied, imposed or collected on income or capital gains by or on behalf of any Government Agency and includes any interest, fine, penalty, charge, fee or other amount imposed in respect of the above
Independent Accountant's Report	The independent accountant's report prepared by PricewaterhouseCoopers Securities Limited set out in Section 10 of this Prospectus
Independent Directors	The directors of Metcash other than those who are also directors of Metoz Holdings
Ineligible Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time other than Eligible Institutional Shareholders or Eligible Retail Shareholders
Institutional Bookbuild	The process conducted by the Lead Manager and Underwriter and Metcash as described in Section 2.3.2
Institutional Bookbuild Price	The final price achieved in the Institutional Bookbuild, as determined by the Lead Manager and Underwriter in consultation with Metcash
Institutional Investors	Institutional investors in Australia or other jurisdictions selected by Metcash, being persons to whom offers and invitations in relation to CULS may be made in accordance with all applicable legislation and securities laws without the need for a lodged or registered disclosure document
Institutional Offer	The offer of CULS to Eligible Institutional Shareholders (see Section 2.3.1)

Issue Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Issue Price	$2.54 per CULS
Issuer	Metcash Trading Limited (ABN 61 000 031 569)
Lead Manager and Underwriter	Deutsche Bank AG (ABN 13 064 165 162)
Listing Rules	The listing rules of ASX as amended or replaced from time to time
M & GM	M & GM Investments Pty Ltd (ABN 30 101 563 348)
Maturity Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Metcash	Metcash Trading Limited (ABN 61 000 031 569)
Metcash A Share Alternative	The 2.44 Metcash A Share alternative as an alternative to $7.18 in cash under the Takeover Offer as adjusted in the Bidder's Statement
Metcash A Shares	Preference shares in Metcash which have a preferential right to the same dividends as Metcash Shares and which are proposed to be issued by Metcash to Foodland Shareholders if they choose the Metcash A Share Alternative as part of the consideration for the Takeover Offer
Metcash Options	Options to subscribe for a Metcash Share granted under the Option Plan, individually a Metcash Option
Metcash Option Scheme	The scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options, as described in the Scheme Booklet, subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Corporations Act
Metcash Option Scheme Meeting	The scheme meeting of Optionholders to consider, and if thought fit approve, the Metcash Option Scheme
Metcash Schemes	The Metcash Share Scheme and the Metcash Option Scheme
Metcash Share	A fully paid ordinary share in Metcash Trading Limited (ABN 61 000 031 569)
Metcash Share Scheme	The scheme of arrangement pursuant to Part 5.1 of the Corporations Act to be made between Metcash and Scheme Shareholders as described in the Scheme Booklet, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act
Metcash Share Scheme Meeting	The scheme meeting of Shareholders (other than Metoz) to consider, and if thought fit approve, the Metcash Share Scheme
Metoz	Metoz Holdings and its wholly-owned subsidiaries, Pinnacle Holdings Limited, a Jersey resident company, Wickson Corporation Limited, a Netherlands Antilles resident company, and Soetensteeg 2-61 Exploitatiemaatschappij BV, a Dutch resident company or any of them
Metoz Consideration	The consideration payable for the Metoz shares, being the equivalent of $2.85 per Metcash Share held by Metoz (based on Metcash valuing each Metcash Share held by Metoz at $2.92 and on the basis that Metoz's Net Liabilities are seven cents per Metcash Share held by Metoz)
Metoz Holdings	Metoz Holdings Limited (a holding company of Metcash listed on the Johannesburg Stock Exchange in South Africa)
Metoz Holdings Shareholders	Each person who is registered in the register of members of Metoz Holdings as a holder of shares in Metoz Holdings from time to time
Metoz Interest in Metcash	The stake in Metcash indirectly held by Metoz Holdings through its wholly-owned subsidiary Soetensteeg which as at 8 February was approximately 52%
Metoz Net Liabilities	Metcash's understanding of the net liabilities of Metoz as at the Implementation Date

Metoz Scheme	Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz
Newco	The Newco Project X Limited (ABN 32 112 073 480)
Newco Constitution	The constitution of Newco from time to time
Newco Option	An option to subscribe for an ordinary share in Newco granted under the Newco Option Plan
Newco Option Plan	The Newco Project X Limited Employee Option Plan
Newco Share	Fully paid ordinary share in the capital of Newco
Newco Shareholder	Each person who is registered in the register of members of Newco as the holder of Newco Shares from time to time
Non-Metoz Shareholder	A Shareholder other than Metoz Holdings and its wholly-owned subsidiaries
NPAT	Net profit after tax
NSW	New South Wales
NZ Facility	A new NZ$440 million six month cash advance to refinance facilities of Foodland New Zealand
NZ Shares	The preference shares which have economic entitlements to the profits of Foodland New Zealand and which are proposed to be issued by Metcash to Foodland Shareholders as part consideration for the Takeover Offer
Offer	The offer of CULS made by Metcash under this Prospectus
Option Plan	The Metcash Trading Limited Employee Option Plan
Optionholder	Each Metcash employee who is entered in the Option register as the holder of Metcash Options from time to time
Original Maturity Date	This has the same meaning given to it in the Terms of Issue in Appendix 1
Outcome 1	Capital Reorganisation Effective but Takeover Offer unsuccessful
Outcome 2	Capital Reorganisation not Effective but Takeover Offer successful
Outcome 3	Capital Reorganisation Effective and Takeover Offer successful
Overseas Shareholders	A Scheme Shareholder whose address in the Register is a place outside Australia and its external territories, New Zealand and South Africa other than Metoz
PBT	Profit before tax
Post-Scheme Restructuring	The proposed restructuring of the Newco group (assuming the Schemes become Effective)
Prospectus	This prospectus dated 11 February 2005
Publicly Known	This has the same meaning given to it in the Terms of Issue in Appendix 1
Record Date	5.00pm Sydney time on 22 February 2005
Redemption Premium	This has the same meaning given to it in the Terms of Issue set out in Appendix 1
Register	The register of members of Metcash
Registry	Registries Limited (ABN 14 003 209 836)

Resolutions	The downstream acquisition resolution, the related party benefit resolution and the financial assistance resolutions provided for in the Scheme Booklet
Retail Bookbuild	The process conducted by the Lead Manager and Underwriter and Metcash as described in Section 2.4.2
Retail Bookbuild Price	The final price achieved in the Retail Bookbuild, as determined by the Lead Manager and Underwriter in consultation with Metcash
Retail Offer	The offer of CULS under this Prospectus to Eligible Retail Shareholders as described in Section 2.4.1
Retail Shareholders	Shareholders recorded on Metcash's share register on 22 February 2005 at 5.00pm Sydney time other than Eligible Institutional Shareholders
Scheme Booklet	The explanatory statement to be provided to Metcash Shareholders in relation to the Capital Reorganisation pursuant to section 411 of the Corporations Act
Scheme Meeting	When used in relation to: □ a Metcash Scheme, means a meeting to be convened by an Order of the Court pursuant to section 411(1) of the Corporations Act to consider that Metcash Scheme; and □ the Metoz Scheme means a meeting convened by an Order of the Court pursuant to section 311 of the Companies Act No 61 of 1973 (South Africa)
Scheme Optionholders	Each person who is an Optionholder at the Scheme Record Date
Scheme Record Date	15 April 2005
Scheme Shareholders	Each person who is registered in the Metcash register of members as the holder of Metcash Shares at the Scheme Record Date other than Metoz
Schemes	The Metcash Schemes and the Metoz Scheme, each a Scheme
Shareholder	The registered holder of a Metcash Share
Soetensteeg	Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly-owned subsidiary of Metoz Holdings
SPP	The share purchase plan offered by Metcash to Australian and New Zealand Shareholders from 16 December 2004 to 11 January 2005
Stockholder	This has the same meaning given to it in the Terms of Issue in Appendix 1
Syndicated Facility	A new three year senior unsecured syndicated cash advance facility to be entered into by Metcash for the purposes of the Capital Reorganisation and the Takeover Offer
Takeover Event	This has the same meaning given to it in the Terms of Issue in Appendix 1
Takeover Offer	The offer by Metcash to acquire Foodland Shares as set out in the Bidder's Statement, as amended or supplemented from time to time
Tax Act	The Income Tax Assessment Act 1936 (Cwlth) or Income Tax Assessment Act 1997 (Cwlth) (as appropriate)
Taxation Letter	The taxation letter prepared by Greenwoods & Freehills Pty Limited set out in Section 11 of this Prospectus
Terms of Issue	The CULS Terms of Issue as detailed in Appendix 1 of this Prospectus
Trigger Event	This has the same meaning given to it in the Terms of Issue in Appendix 1
Trust	The trust constituted by the Trust Deed

Trust Deed	The deed dated 10 February 2005 between Metcash and the Trustee
Trustee	Australian Executor Trustees Limited (ABN 84 007 869 794) in its capacity as trustee of the Trust
Underwriter	Deutsche Bank AG, who have been appointed by Metcash to underwrite the issue of CULS pursuant to the Underwriting Agreement
Underwriting Agreement	The underwriting agreement dated on or about 21 January 2005 between Metcash and the Underwriter as amended
US	United States of America
US Person	As defined in Regulation S made under the United States Securities Act of 1933
VWAP	Volume weighted average price
Winding Up	This has the same meaning given to it in the Terms of Issue in Appendix 1
Working Capital Facility	A new $150 million 364 day working capital facility to be entered into by Metcash

CORPORATE DIRECTORY

Metcash Trading Limited
ABN 61 000 031 569

Directors
Mr Carlos S. Dos Santos
Mr Andrew Reitzer
Mr Peter Barnes
Mr Bernard J. Hale
Mr A. E. (Ted) Harris
Mr Mike R. Jablonski
Mr Edwin M. Jankelowitz
Mr Lou Jardin
Mr Richard A. Longes
Mr Dudley Rubin
Mr Michael Wesslink

Company Secretary
Mr John Randall

Registered Office
4 Newington Road
Silverwater
Sydney New South Wales 2128

Telephone: +61 2 9741 3000
Facsimile: +61 2 9741 3399

Website www.metcash.com

Lead Manager and Underwriter
Deutsche Bank AG
Level 18
225 George Street
Sydney New South Wales 2000

Solicitors to the Offer
Freehills
MLC Centre
Martin Place
Sydney New South Wales 2000

Independent Accountant
PricewaterhouseCoopers
201 Sussex Street
Sydney New South Wales 2000

Taxation Advisers
Greenwood & Freehills Limited
Level 35
MCL Centre
Martin Place
Sydney New South Wales 2000

Auditor
Ernst & Young
680 George Street
Sydney New South Wales 2000

Trustee
Australian Executor Trustees Limited
80 Alfred Street
Milsons Point
Sydney New South Wales 2061

Registry
Registries Limited
Level 2, 28 Margaret Street
Sydney New South Wales 2000
Telephone: +61 2 9290 9600
Facsimile: +61 2 9279 0664




TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

2nd February 2005

The Manager
Company Announcements Office
Australia Stock Exchange Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Amendments to Constitution

In accordance with Listing Rule 15.4.2, please see amended Constitution of Metcash Trading Limited. The amendments were approved by shareholders at the meeting on 20th January 2005. The explanatory memorandum detailing the amendments was mailed to shareholders on 20th December 2004 and released to ASX on the same day. The amended Constitution has also been lodged with the Australian Securities and Investments Commission.

Yours faithfully

John Randall
Company Secretary

Constitution

Metcash Trading Limited
ACN 000 031 569

Freehills

MLC Centre Martin Place Sydney NSW 2000 Australia
Telephone 61 2 9225 5000 Facsimile 61 2 9322 4000
www.freehills.com.au DX361 Sydney

SYDNEY MELBOURNE PERTH CANBERRA BRISBANE HANOI HO CHI MINH CITY
Correspondent Offices JAKARTA KUALA LUMPUR SINGAPORE

Reference

Table of contents

Metcash Trading Limited ACN 000 031 569

A company limited by shares

Constitution

1 Preliminary

1.1 Definitions and interpretation

(a) In this constitution:

A Share means a fully paid class A preference share in the company carrying the rights and restrictions set out in rule 3.2A, the terms of issue of such preference share and this constitution;

A Shareholder means a registered holder for the time being of an A Share;

Act means the Corporations Act 2001 (Cth);

ASX means Australian Stock Exchange Limited;

business day has the meaning given to that term in the Listing Rules;

Capital Reduction means the proposed selective reduction of capital by the company in which all NZ Shares on issue will be cancelled and, in consideration of the cancellation, NZ Shareholders will receive one share in NZ Holdco for each NZ Share they hold;

Capital Reduction Resolution means any special or ordinary resolution designated by the directors as a Capital Reduction Resolution and proposed by the directors in a general meeting of the company or a meeting of shareholders (or a class of shareholders) to effect the Capital Reduction;

Commonwealth means the Commonwealth of Australia and its external territories;

Conversion means a conversion of an A Share into one ordinary share in accordance with rule 3.2A;

Exchange means an exchange of an A Share for one Newco Share in accordance with rule 3.2A;

Exchange Notice is defined in rule 3.2A(f);

Foodland means Foodland Associated Limited ACN 008 667 650;

listed company means a company which is admitted to the official list of ASX;

Listing Rules means the Listing Rules of ASX and any other rules of ASX which apply while the company is a listed company, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Newco means The Newco Project X Limited ACN 112 073 480;

Newco Share means an ordinary share in the capital of Newco;

NZ Deemed Proxy is defined in rule 3.3A(g);

NZ Holdco means a wholly owned subsidiary of the company which, in turn, is or will be the company that holds (directly or indirectly) all of the New Zealand businesses and assets of Foodland;

NZ Share means a fully paid class NZ preference share in the company carrying the rights and restrictions set out in rule 3.3A, the terms of issue of such preference share and this constitution;

NZ Shareholder means a registered holder for the time being of an NZ Share;

representative, in relation to a body corporate, means a representative of the body corporate appointed under section 250D of the Corporations Law or a corresponding previous law;

SCH Business Rules means the SCH Business Rules and any other rules of ASX Settlement and Transfer Corporation Pty Limited which apply while the company is an issuer of CHESS Approved Securities, each as amended or replaced from time to time;

seal means any common seal, duplicate seal, share seal or certificate seal of the company; and

Transfer is defined in rule 3.2A(f); and

transmission event means:

(1) in respect of a member who is an individual:

(A) the death of the member;

(B) the bankruptcy of the member; or

(C) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(2) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member.

(b) A reference in a rule to a partly paid share is a reference to a share on which there is an amount unpaid.

(c) A reference in a rule relating to partly paid shares to a call or an amount called in respect of a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

(d) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or representative.

(e) A director is to be taken to be present at a meeting of directors if the director is present in person or by alternate director.

(f) Where a rule establishes an office of chairperson, the chairperson may be referred to as chair or as chairman or chairwoman, as the case requires.

(g) Where a rule establishes an office of deputy chairperson, the deputy chairperson may be referred to as deputy chair or as deputy chairman or deputy chairwoman, as the case requires.

(h) A reference in a rule in general terms to a person holding or occupying a particular office or position includes a reference to any person who occupies or performs the duties of that office or position for the time being.

(i) Unless the contrary intention appears in this constitution,

(1) words importing the singular include the plural and words importing the plural include the singular;

(2) words importing a gender include every other gender;

(3) words used to denote persons generally or importing a natural person include any company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

(4) a reference to a person includes that person's successors and legal personal representatives;

(5) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing them and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(6) a reference to the Listing Rules or the SCH Business Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any waiver or exemption granted to the company from compliance with those rules; and

(7) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

(j) In this constitution headings and boldings are for convenience only and do not affect its interpretation.

1.2 Application of the Corporations Law, Listing Rules and SCH Business Rules

(a) This constitution is to be interpreted subject to:

(1) the Corporations Law;

(2) the Listing Rules, while the company is a listed company; and

(3) the SCH Business Rules, while the company is an issuer of CHESS Approved Securities.

(b) The rules that apply as replaceable rules to companies under the Corporations Law do not apply to the company.

(c) While the company is a listed company, the following provisions apply:

(1) despite anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(2) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(3) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(4) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(5) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision; and

(6) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

(d) While the company is a listed company, the company and the directors must comply with the obligations respectively imposed on them under the Listing Rules and the SCH Business Rules. This obligation does not detract from or alter the power of the company and the directors to cause the company to cease to be a listed company.

(e) Unless the contrary intention appears, an expression in a rule that deals with a matter dealt with by a provision of the Corporations Law, the Listing Rules or the SCH Business Rules has the same meaning as in that provision.

(f) Subject to rule 1.2((e)), unless the contrary intention appears, an expression in a rule that is defined in section 9 of the Corporations Law has the same meaning as in that section.

1.3 Exercise of powers

(a) The company may, in any manner permitted by the Corporations Law:

(1) exercise any power;

(2) take any action; or

(3) engage in any conduct or procedure,

which under the Corporations Law a company limited by shares may exercise, take or engage in if authorised by its constitution.

(b) While the company is a listed company, the company and the directors must exercise their powers to ensure that the Listing Rules and the SCH Business Rules are complied with, unless to do so would be unlawful or a breach of duty. This obligation does not detract from or alter the power of

the company and the directors to cause the company to cease to be a listed company.

(c) Where this constitution provides that a person or body may do a particular act or thing and the word "may" is used, the act or thing may be done at the discretion of the person or body.

(d) Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the like manner and subject to the like conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(e) Where this constitution confers a power to do a particular act or thing with respect to particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing with respect to some only of those matters or with respect to a particular class or particular classes of those matters and to make different provision with respect to different matters or different classes of matters.

(f) Where this constitution confers a power to make appointments to any office or position, the power is, unless the contrary intention appears, to be taken to include a power:

(1) to appoint a person to act in the office or position until a person is appointed to the office or position;

(2) subject to any contract between the company and the relevant person, to remove or suspend any person appointed, with or without cause; and

(3) to appoint another person temporarily in the place of any person so removed or suspended or in place of any sick or absent holder of such office or position.

(g) Where this constitution confers a power or imposes a duty then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

(h) Where this constitution confers a power or imposes a duty on the holder of an office as such then, unless the contrary intention appears, the power may be exercised and the duty must be performed by the holder for the time being of the office.

(i) Where this constitution confers power on a person or body to delegate a function or power:

(1) the delegation may be concurrent with, or to the exclusion of, the performance or exercise of that function or power by the person or body;

(2) the delegation may be either general or limited in any manner provided in the terms of delegation;

(3) the delegation need not be to a specified person but may be to any person from time to time holding, occupying or performing the duties of, a specified office or position;

(4) the delegation may include the power to delegate;

(5) where the performance or exercise of that function or power is dependent upon the opinion, belief or state of mind of that person or body in relation to a matter, that function or power may be performed or exercised by the delegate upon the opinion, belief or state of mind of the delegate in relation to that matter; and

(6) the function or power so delegated, when performed or exercised by the delegate, is to be taken to have been performed or exercised by the person or body.

1.4 Currency

An amount payable to the holder of a share, whether by way of or on account of dividend, return of capital, participation in the property of the company on a winding up or otherwise, may be paid, with the agreement of the holder or pursuant to the terms of issue of the share, in the currency of a country other than Australia and the directors may fix a date up to 30 days before the payment date as the date on which any applicable exchange rate will be determined for that purpose.

2 Share capital

2.1 Shares

(a) Without prejudice to any special rights conferred on the holders of any shares or class of shares but subject to this constitution and, while the company is a listed company, the Listing Rules, the directors may issue or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of the company on a winding up or otherwise, as the directors think fit.

(b) In particular, the directors may differentiate between the holders of partly paid shares as to the amount of calls to be paid and the time for payment.

2.2 Power to pay brokerage, commission and interest on share capital

(a) The company may make payments by way of brokerage or commission in the manner provided by the Corporations Law.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the issue of fully paid shares, by the issue of partly paid shares or by any combination of the above.

(c) The company may pay interest on its share capital in the manner provided by the Corporations Law.

2.3 Variation of Class Rights

(a) If at any time the capital of the company is divided into different classes of shares, the rights and privileges attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the company is being wound up, be varied with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

(b) The provisions of the constitution relating to general meetings shall, with necessary modifications, apply to every such meeting, except that the necessary quorum shall be persons holding or representing by proxy, attorney or representative 75% of the issued shares of the class and that any persons holding or representing by proxy, attorney or representative shares of the class may demand a poll.

(c) If a quorum is not present at any such separate general meeting or if such resolution is not passed by the necessary majority, all or any of those rights and privileges may be varied with the consent in writing of the holders of at least 75% of the issued shares of the class within 2 calendar months from the date of such meeting.

2.4 Joint holders of shares

Where 2 or more persons are registered as the holders of a share they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to rule 2.4((a)), on the death of any 1 of them the survivor or survivors are the only person or persons the company will recognise as having any title to the share;

(c) any 1 of them may give effectual receipts for any dividend, interest or other distribution or payment in respect of the share;

(d) except where otherwise required under the SCH Business Rules, the company is not bound to register more than 3 persons as joint holders of the share;

(e) the company is not bound to issue more than 1 certificate in respect of the share; and

(f) delivery of a certificate for the share to any 1 of them is sufficient delivery to all of them.

2.5 Equitable and other claims

(a) Except as otherwise required by law or provided by this constitution, the company is entitled to treat the registered holder of a share as the absolute owner of that share and is not:

(1) compelled in any way to recognise a person as holding a share upon any trust, even if the company has notice of that trust; or

(2) compelled in any way to recognise, or bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.

(b) With the consent of the directors, shares held by a trustee may be marked in the register in such a way as to identify them as being held subject to the relevant trust.

(c) Nothing in rule 2.5((b)) limits the operation of rule 2.5((a)).

2.6 Restricted securities

Despite any other provision of this constitution:

(a) restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or the ASX;

(b) the company will refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or the ASX; and

(c) during a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of restricted securities is not entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

2.7 Alteration of share capital

(a) Subject to the Act, the directors may do anything required to give effect to any resolution altering the company's share capital, including but not limited to, where a member becomes entitled to a fraction of a share on consolidation:

(1) making cash payments;

(2) determining that fractions may be disregarded in order to adjust the rights of all parties;

(3) appointing a trustee to deal with any fractions on behalf of members; and

(4) rounding up each fractional entitlement to the nearest whole share by capitalising any amount available for capitalisation under rule 4.2 even though only some of the members participate in the capitalisation.

(b) The directors, when determining any distribution to be paid on a return of capital may direct that payment of the distribution be wholly or partly by way of the distribution of specific assets, including paid-up shares or other securities of another body corporate or trust, either generally or to specific members.

(c) If the company distributes to members (either generally or to specific members) securities in another body corporate, each of those members appoints the company as his or her agent and attorney to do anything needed to give effect to that distribution, including agreeing to become a member of that body corporate.

3A Preference Shares

3.1A Preference shares

(a) Without limiting the breadth of the discretion conferred on the directors under any other rule, the company may issue preference shares, including preference shares which are, or at the option of the company or holder are, liable to be redeemed, convertible into ordinary shares or exchangeable for securities in another body corporate.

(b) The rights attaching to any preference share (as specified in the terms of issue of that share) may differ from those applicable to any preference share then issued. Preference shares may be issued in one or more separate series. Each series must be identified in such manner as the directors determine, without such determination or identification requiring amendment of this rule.

(c) The terms of issue applicable to each preference share must specify or provide for the determination of:

(1) the dividend applicable to the share and the times at which dividends are to be paid;

(2) the amount paid or payable on the issue of the share and, if that amount is not payable on issue, the amount unpaid on the share;

(3) the number of votes that may be exercised by the holder in respect of the share;

(4) in the case of a redeemable preference share, the time and place for redemption of the share; and

(5) any restriction on the right to transfer the share.

(d) Subject to the terms of issue applicable to a preference share, the Listing Rules and any other approval of the ASX that may be required, the directors may at any time vary the terms of issue of a preference share.

(e) The dividend payable in respect of a preference share:

(1) may be at a fixed or variable rate or may otherwise be calculated in accordance with the terms of issue;

(2) unless otherwise specified in the terms of issue, will be taken to accrue from day to day; and

(3) unless otherwise specified in the terms of issue, is payable in respect of the amount for the time being paid on the preference share.

(f) Unless otherwise provided by this rule 3.1A or the terms of issue applicable to a preference share, each preference share confers on its holder:

(1) the right to payment out of the profits of the company of a cumulative preferential dividend (or, if the terms of issue so provide, a non-cumulative preferential dividend) of an amount and at the times specified in, or determined in accordance with, the terms of issue of the share in priority to the payment of any dividend on any other class of shares; and

(2) the right in a winding up and, in the case of a redeemable preference share, on redemption, to payment in cash in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share at the date of winding up or, in the case of a redeemable preference share, the date of redemption; and

(B) any amount paid on the share or other amount specified in the terms of issue.

(g) The terms of issue of a preference share may specify that the preference share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

(h) Unless otherwise provided by this rule 3.1A or the terms of issue, a preference share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(i) A holder of a preference share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

(j) Unless otherwise provided by this rule 3.1A or the terms of issue applicable to a preference share, a preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(k) The holder of a preference share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

(l) In the case of a redeemable preference share, the company must, at the time and place for redemption specified in, or determined in accordance with, the certificate for the share, redeem the share and, on receiving the certificate for the share, pay to or at the direction of the holder the amount payable on redemption of the share.

(m) A holder of a preference share must not transfer or purport to transfer, and the directors, to the extent permitted by the Listing Rules, must not register a transfer of, the share if the transfer would contravene any restrictions on the right to transfer the share set out in the terms of issue for the share.

3.2A A Shares

(a) Without limiting the generality of rule 3.1A:

(1) the company may issue A Shares, carrying such rights and restrictions as the directors specify in the terms of issue, including the rights and restrictions set out in this rule 3.2A; and

(2) the terms of issue of an A Share may specify that the A Share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

Dividends in respect of A Shares

(b) The A Shareholders shall be entitled to receive dividends in respect of the A Shares in accordance with the terms of issue in priority to any payment of a dividend to the holders of ordinary shares. These dividends will be non-cumulative.

Rights of A Shares in the event of a winding up

(c) If the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

then the A Shareholders shall be entitled, in respect of the A Shares, to receive a distribution determined in accordance with the terms of issue in preference to the ordinary shares.

Exchange of A Shares for shares in Newco

(d) Each A Shareholder:

(1) agrees to become a member of Newco and to comply with the constitution of Newco in the event of the occurrence of an Exchange; and

(2) irrevocably and unconditionally appoints the company and each director of the company as the A Shareholder's attorney and agent:

(A) to do anything the attorney or agent reasonably considers necessary or desirable in relation to the A Shareholder becoming a member of Newco and agreeing to comply with the constitution of Newco in the event of the occurrence of an Exchange; and

(B) to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the operation of the provisions of this rule 3.2A and the matters contemplated by this rule 3.2A.

(e) Each A Shareholder agrees to ratify and confirm whatever the company or a director of the company does or causes to be done in accordance with this rule 3.2A.

(f) If the company gives a notice to Newco and makes an announcement to the ASX that it has determined to effect an exchange of A Shares for Newco Shares in accordance with the terms of issue (**Exchange Notice**), then the company must deliver to Newco a master transfer (**Transfer**) in respect of all of the A Shares duly executed by the company as attorney on behalf of each A Shareholder as transferor.

(g) Upon Newco doing all of the following to effect an Exchange:

(1) returning to the company the Transfer executed by Newco as transferee;

(2) issuing to each A Shareholder the number of Newco Shares to which such A Shareholder is entitled in accordance with the terms of issue; and

(3) undertaking to issue a holding statement in respect of the Newco Shares issued to each A Shareholder under this rule and to dispatch such holding statements to the A Shareholders at the A Shareholders' addresses appearing in the register of the company

immediately prior to the completion of the Exchange in any manner in which the company may forward documents to its members, in each case as soon as practicable after completion of the Exchange,

the company must, subject to the payment of any stamp duty on the transfer (if any), register Newco as the holder of all of the A Shares.

Conversion of A Shares

(h) If the company gives a notice to Newco and makes an announcement to the ASX that it has determined to effect a conversion of A Shares to ordinary shares in the company in accordance with the terms of issue (**Conversion Notice**), the A Shares convert into ordinary shares in the company in accordance with the terms of issue, with effect from the date set out in the Conversion Notice.

(i) In the event of a Conversion, as soon as practicable after the completion of the Conversion the company must cause to be issued a holding statement in respect of the ordinary shares in the company issued to each former A Shareholder at that A Shareholder's address appearing in the register of the company immediately prior to the completion of the Conversion in any manner in which the company may forward documents to its members.

Notification of A Shareholders

(j) The company must, or must cause its share registry on behalf of the company to, notify A Shareholders of the occurrence of an Exchange or Conversion (as the case may be) in accordance with the terms of issue in any manner in which the company may forward documents to its members.

Rights of A Shares to participate

(k) Unless otherwise provided by this rule 3.2A or the terms of issue, an A Share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(l) A holder of an A Share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

Voting rights of A Shares

(m) Unless otherwise provided by this rule 3.2A or the terms of issue applicable to an A Share, an A Share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(n) The holder of an A Share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

3.3A NZ Shares

(a) Without limiting the generality of rule 3.1A:

(1) the company may issue NZ Shares, carrying such rights and restrictions as the directors specify in the terms of issue, including the rights and restrictions set out in this rule 3.3A; and

(2) the terms of issue of an NZ Share may specify that the NZ Share confers a right to participate in any rights issue, bonus issue or capitalisation of profits that the directors determine is to be open for participation either generally or by holders of those shares only.

Dividends in respect of NZ Shares

(b) The NZ Shareholders shall be entitled to receive dividends in respect of the NZ Shares in accordance with the terms of issue in priority to payment of any other class of shares (including A Shares and ordinary shares). These dividends will be non-cumulative.

Rights of NZ Shares in the event of a winding up

(c) If the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

then the NZ Shareholders shall be entitled, in respect of the NZ Shares, to receive a distribution in accordance with the terms of issue in preference to any other class of shares (including A Shares and ordinary shares).

Capital Reduction

(d) Each NZ Shareholder:

(1) agrees to become a member of NZ Holdco and to comply with the constitution of NZ Holdco in the event of the occurrence of the Capital Reduction; and

(2) irrevocably and unconditionally appoints the company and each director of the company as the NZ Shareholder's attorney and agent:

(A) to do anything the attorney or agent reasonably considers necessary or desirable in relation to the NZ Shareholder becoming a member of NZ Holdco and agreeing to comply with the constitution of NZ Holdco in the event of the occurrence of the Capital Reduction; and

(B) to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the operation of the provisions of this rule 3.3A and the matters contemplated by this rule 3.3A.

(e) Each NZ Shareholder agrees to ratify and confirm whatever the company or a director of the company does or causes to be done in accordance with this rule 3.3A.

Irrevocable proxy

(f) The provisions of rules 3.3A(f) to 3.3A(n) inclusive shall take precedence over any other provision of this constitution including (but not limited to) rule 6.9(l).

(g) Each NZ Shareholder irrevocably appoints the chairman from time to time of the relevant meeting as a proxy (the **NZ Deemed Proxy**) to vote in favour of any Capital Reduction Resolution.

(h) An NZ Shareholder has no right:

(1) to appoint any other person as a proxy, representative or attorney in respect of any Capital Reduction Resolution; or

(2) to re-appoint the chairman from time to time of the relevant meeting as a proxy or attorney with instructions to vote in any way other than in favour of the Capital Reduction Resolution.

(i) An NZ Shareholder's presence in person at any meeting to consider any Capital Reduction Resolution does not revoke the NZ Deemed Proxy, nor does it have any effect on the authority of the NZ Deemed Proxy to vote at the meeting.

(j) An NZ Shareholder has no right to vote in person on any Capital Reduction Resolution, nor to purport to exercise any of the powers conferred on the chairman from time to time of the relevant meeting by rules 3.3A(f) to 3.3A(n) (inclusive).

(k) Without limiting the generality of rule 3.3A(d)(2)(B), each NZ Shareholder irrevocably and unconditionally appoints the company and each director of the company as the NZ Shareholder's attorney and agent to execute under hand and deliver any document, instrument, notice or direction and to perform any other act, matter or thing which the attorney or agent

reasonably considers necessary or desirable to give effect to or facilitate the Capital Reduction including, but not limited to, the appointment of the NZ Deemed Proxy.

(l) Each NZ Shareholder agrees that in exercising the powers conferred by the power of attorney, agent or proxy in this rule 3.3A, that attorney, agent or proxy is entitled to act in the interests of the company.

(m) Each NZ Shareholder agrees that the attorney, agent or proxy appointed under this rule 3.3A is entitled to consent on each NZ Shareholder's behalf to the holding of any meeting on short notice to consider any Capital Reduction Resolution.

(n) Each NZ Shareholder must do everything reasonably necessary or desirable to give effect to, or facilitate the operation of:

(1) the provisions of this rule 3.3A; and

(2) the matters contemplated by this rule 3.3A,

including, without limitation, authorising the execution of documents, instruments, notices and directions by the company or a director of the company as attorney and agent.

Rights of NZ Shares to participate

(o) Unless otherwise provided by this rule 3.3A or the terms of issue, an NZ Share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up or otherwise.

(p) A holder of an NZ Share is entitled to the same rights as a holder of an ordinary share in relation to receiving notices, reports and audited accounts, and attending meetings.

Voting rights of NZ Shares

(q) Unless otherwise provided by this rule 3.3A or the terms of issue applicable to an NZ Share, an NZ Share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears;

(4) during the winding up of the company; or

(5) in such circumstances (if any) as may be prescribed by the Act or the Listing Rules as a circumstance in which the holder of a preference share has voting rights.

(r) The holder of an NZ Share who is entitled to vote in respect of that share under the rule above is entitled to the number of votes specified in, or determined in accordance with, these rules or the terms of issue for the share.

3 Calls, forfeiture, indemnities, lien and surrender

3.1 Calls

(a) Subject to this constitution and to the terms upon which any shares may be issued, the directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) While the company is a listed company, calls must be made in accordance with the Listing Rules and the timetables set out in the Listing Rules.

(c) A call may be required by the directors to be paid by instalments.

(d) Upon receiving at least 30 days' notice specifying the time and place of payment, each member must pay to the company by the time and at the place so specified the amount called on the member's shares.

(e) A call is to be taken as being made when the resolution of the directors authorising the call was passed.

(f) The directors may revoke or postpone a call or extend the time for payment of a call.

(g) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(h) If a sum called in respect of a share is not paid in full by the day appointed for payment of the sum, the person from whom the sum is due must pay:

(1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under rule 3.9; and

(2) any costs, expenses or damages incurred by the company in relation to the non-payment or late payment of the sum.

(i) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

(1) is to be treated for the purposes of this constitution as if that sum was payable pursuant to a call duly made and notified; and

(2) must be paid on the date on which it is payable under the terms of issue of the share.

(j) The directors may, to the extent permitted by law, waive or compromise all or any part of any payment due to the company under the terms of issue of a share or under this rule 3.1.

3.2 Proceedings for recovery of calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or 1 of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the directors who made the call or any other matter.

(b) In rule 3.2((a)), "defendant" includes a person against whom a set-off or counter-claim is alleged by the company and "action or other proceedings for the recovery of a call" is to be construed accordingly.

3.3 Payments in advance of calls

(a) The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The directors may authorise payment by the company of interest upon the whole or any part of an amount accepted under rule 3.3((a)), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c) The directors may repay to a member all or any of the amount accepted under rule 3.3((a)).

3.4 Forfeiture of partly paid shares

(a) If a member fails to pay the whole of a call or instalment of a call by the time appointed for payment of the call or instalment, the directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs, expenses or damages that may have been incurred by the company by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (at least 14 days after the date of service of the notice) by which, and a place at which, the amount payable under rule 3.4((a))((1)) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under rule 3.4((a))((1)) by the time and at the place named,

the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under rule 3.4((a)) are not complied with, the directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under rule 3.4((b)) will include all dividends, interest and other money payable by the company in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2) an entry of the forfeiture, with the date, must be made in the register of members.

(e) Failure to give the notice or to make the entry required under rule 3.4((d)) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share in such manner as they think fit and, in the case of reissue or other disposal, with or without any money paid on the share by any former holder being credited as paid up.

(g) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to the company:

(1) all calls, instalments, interest, costs, expenses and damages owing in respect of the shares at the time of the forfeiture; and

(2) interest on so much of the amount payable under rule 3.4((g))((1)) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under rule 3.9.

(h) Except as otherwise provided by this constitution or, while the company is a listed company, the Listing Rules, the forfeiture of a share extinguishes all interest in, and all claims and demands against the company in respect of, the forfeited share and all other rights incidental to the share.

(i) The directors may:

(1) exempt a share from all or any part of this rule 3.4;

(2) waive or compromise all or any part of any payment due to the company under this rule 3.4; and

(3) before a forfeited share has been sold, reissued or otherwise disposed of, annul the forfeiture upon such conditions as they think fit.

3.5 Indemnity for payments by the company

If the company becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on the company:

(i) the member or, if the member is dead, the member's legal personal representative must:

(1) fully indemnify the company against that liability;

(2) reimburse the company for any payment made under or as a consequence of that law immediately on demand by the company; and

(3) pay interest on so much of the amount payable to the company under rule 3.5((i))((2)) as is unpaid from time to time, from the date the company makes a payment under that law until the date the company is reimbursed in full for that payment under rule 3.5((i))((2)), at a rate determined under rule 3.9;

(j) the directors may:

(1) exempt a share from all or any part of this rule 3.5; and

(2) waive or compromise all or any part of any payment due to the company under this rule 3.5.

3.6 Lien on shares

(a) The company has a first and paramount lien on:

(1) each partly paid share for all calls and instalments which are due but unpaid in respect of that share;

(2) each share acquired under an employee incentive scheme, where an amount is owed to the company for its acquisition; and

(3) each share for all amounts that the company is required by law to pay, and has paid, in respect of that share.

In each case the lien extends to reasonable interest and expenses incurred because the amount is not paid.

(b) The company's lien on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The directors may sell any share on which the company has a lien in such manner as they think fit where:

(1) an amount in respect of which a lien exists under this rule 3.6 is presently payable; and

(2) the company has, not less than 14 days before the date of the sale, given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) The directors may do all things necessary or desirable under the SCH Business Rules to protect any lien, charge or other right to which the company may be entitled under any law or under this constitution.

(e) Registration by the company of a transfer of shares on which the company has a lien without giving to the transferee notice of its claim releases the company's lien in so far as it relates to sums owing by the transferor or any predecessor in title.

(f) The directors may:

(1) exempt a share from all or any part of this rule 3.6; and

(2) waive or compromise all or any part of any payment due to the company under this rule 3.6.

3.7 Surrender of shares

(a) The directors may accept a surrender of a share by way of compromise of any claim as to whether or not that share has been validly issued or in any other case where the surrender is within the powers of the company.

(b) Any share so surrendered may be sold, reissued or otherwise disposed in the same manner as a forfeited share.

3.8 General provisions applicable to a disposal of shares under this constitution

(a) A reference in this rule 3.8 to a disposal of shares under this constitution is a reference to:

(1) any sale, reissue or other disposal of a forfeited share under rule 3.4((f)) or a surrendered share under rule 3.7; and

(2) any sale of a share on which the company has a lien under rule 3.6((c)).

(b) Where any shares are disposed of under this constitution, the directors may:

(1) receive the purchase money or consideration given for the shares on the disposal;

(2) effect a transfer of the shares and execute, or appoint a person to execute, on behalf of the former holder an instrument of transfer of the shares or any other instrument for the purpose of giving effect to the disposal; and

(3) register as the holder of the shares the person to whom the shares have been disposed of.

(c) A person to whom shares are disposed of under this constitution is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, the disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture or surrender of the shares or the exercise of the company's lien on the shares (as the case may be).

(d) The remedy of any person aggrieved by a disposal of shares under this constitution is limited to damages only and is against the company exclusively.

(e) The proceeds of a disposal of shares under this constitution must be applied in the payment of:

(1) first, the expenses of the disposal;

(2) second, all money presently payable by the former holder whose shares have been disposed of,

and the balance (if any) must be paid (subject to any lien that exists under rule 3.6 in respect of money not presently payable) to the former holder as soon as practicable after the disposal.

(f) A statement in writing signed by a director or secretary of the company to the effect that a share in the company has been:

(1) duly forfeited under rule 3.4((b));

(2) duly sold, reissued or otherwise disposed of under rule 3.4((f)) or rule 3.7; or

(3) duly sold under rule 3.6((c)),

on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share and of the right of the company to forfeit, sell, reissue or otherwise dispose of the share.

3.9 Interest payable by member

(a) For the purposes of rules 3.1((h))((1)), 3.4((g))((2)) and 3.5((i))((3)), the rate of interest payable to the company is:

(1) if the directors have fixed a rate, the rate so fixed; or

(2) in any other case, the rate prescribed in respect of unpaid judgements in the Supreme Court of the state or territory in which the company is registered.

(b) Interest payable under rules 3.1((h))((1)), 3.4((g))((2)) and 3.5((i))((3)) accrues daily and may be capitalised monthly or at such other intervals as the directors think fit.

4 Distribution of profits

4.1 Dividends

(a) The directors may pay any interim and final dividends as, in their judgment, the financial position of the company justifies.

(b) The directors may pay any dividend required to be paid under the terms of issue of a share.

(c) The payment of a dividend does not require any confirmation by a general meeting.

(d) Subject to any rights or restrictions attached to any shares or class of shares:

(1) all dividends in respect of shares must be paid to the members in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid (not credited) on the shares;

(2) all dividends must be apportioned and paid proportionately to the amounts so paid (not credited) during any portion or portions of the period in respect of which the dividend is paid;

(3) for the purposes of rules 4.1((d))((1)) and ((2)), an amount paid or credited as paid on a share in advance of a call is to be ignored; and

(4) interest is not payable by the company in respect of any dividend.

(e) The directors may fix a record date in respect of a dividend, with or without suspending the registration of transfers from that date under rule 5.3.

(f) A dividend in respect of a share must be paid to the person who is registered, or entitled under rule 5.1((e)) to be registered, as the holder of the share:

(1) where the directors have fixed a record date in respect of the dividend, on that date; or

(2) where the directors have not fixed a record date in respect of that dividend, on the date fixed for payment of the dividend,

and a transfer of a share that is not registered, or left with the company for registration in accordance with rules 5.1((d)) and ((e)), on or before that date is not effective, as against the company, to pass any right to the dividend.

(g) The directors when determining a dividend is payable may:

(1) direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the company or of another body corporate, either generally or to specific shareholders; and

(2) direct that the dividend be paid to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source or generally.

(h) The company may deduct from any dividend payable to a member all sums of money presently payable by the member to the company for calls due and payable which have not been paid and apply the amount deducted in or towards satisfaction of the money owing.

(i) Where a person is entitled to a share as a result of a transmission event, the directors may, but are not obliged to, retain any dividends payable in respect of that share until that person becomes registered as the holder of the share or transfers it.

(j) Without prejudice to any other method of payment the directors may adopt, any dividend, interest or other money payable in cash in respect of shares may be paid by cheque and sent by post:

(1) to the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

(2) to such other address as the holder or joint holders in writing directs or direct.

(k) A cheque sent under rule 4.1((j)) may be made payable to bearer or to the order of the member to whom it is sent or such other person as the member may direct and is sent at the member's risk.

4.2 Capitalisation of profits

(a) Subject to any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among such of the members as would be entitled to receive dividends and in the same proportions, any amount:

(1) forming part of the undivided profits of the company;

(2) representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the company;

(3) arising from the realisation of any assets of the company; or

(4) otherwise available for distribution as a dividend.

(b) The directors may resolve that all or any part of the capitalised amount is to be applied:

(1) in paying up in full shares in or other securities of the company to be issued to members;

(2) in paying up any amounts unpaid on shares in or other securities of the company held by the members; or

(3) partly as specified in rule 4.2((b))((1)) and partly as specified in rule 4.2((b))((2)),

and such an application must be accepted by the members entitled to share in the distribution in full satisfaction of their interests in the capitalised amount.

(c) Rules 4.1((d)), ((e)), ((f)) and ((g)) apply, so far as they can and with such changes as are necessary, to a capitalisation of an amount under this rule 4.2 as if references in those rules to a dividend and to the date a dividend is fixed for payment were references to a capitalisation of an amount and to the date the directors resolve to capitalise the amount under this rule 4.2 respectively.

4.3 Ancillary powers

(a) For the purpose of giving effect to any resolution for the satisfaction of a dividend in the manner set out in rule 4.1((g))((1)) or by the capitalisation of any amount under rule 4.2, the directors may:

(1) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation;

(2) fix the value for distribution of any specific assets;

(3) pay cash or issue shares or other securities to any members in order to adjust the rights of all parties;

(4) vest any such specific assets, cash, shares or other securities in any trustee upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the directors; and

(5) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another body corporate providing, as appropriate:

(A) for the issue to them of such further shares or other securities credited as fully paid up; or

(B) for the payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by the application of

their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in this rule 4.3((a))((5)) is effective and binding on all members concerned.

(b) If the company distributes to members (either generally or to specific members) securities in the company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

4.4 Reserves

(a) Subject to this constitution, the directors may set aside out of the profits of the company such reserves or provisions for such purposes as they think fit.

(b) The directors may appropriate to the profits of the company any amount previously set aside as a reserve or provision.

(c) The setting aside of any amount as a reserve or provision does not require the directors to keep the amount separate from the other assets of the company or prevent the amount being used in the business of the company or being invested in such investments as the directors think fit.

4.5 Carry forward of profits

The directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends or capitalised without transferring those profits to a reserve or provision.

4.6 Dividend reinvestment plans

The directors may:

(a) implement a dividend reinvestment plan on such terms as they think fit under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in subscribing for securities of the company or of a related body corporate; and

(b) amend, suspend or terminate any dividend reinvestment plan implemented by them.

4.7 Dividend selection plans

The directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect:

(1) to receive a dividend from the company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) to forego a dividend from the company in place of some other form of distribution from the company or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan implemented by them.

5 Transfer and transmission of shares

5.1 Transfer of shares

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of the member's shares by:

(1) a proper SCH transfer; or

(2) an instrument in writing in any usual form or in any other form that the directors approve.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is:

(1) effected in accordance with the SCH Business Rules; or

(2) registered and the name of the transferee is entered in the register of members in respect of the shares.

(c) The company must not charge a fee for the registration of a transfer of shares.

(d) An instrument of transfer referred to in rule 5.1((a)) must:

(1) be signed by or on behalf of both the transferor and the transferee unless:

(A) the instrument of transfer relates only to fully paid shares and signature by the transferee has been dispensed with by the directors; or

(B) the transfer of the shares is effected by a document which is, or documents which together are, a proper transfer of those shares under the Corporations Law;

(2) if required by law to be stamped, be duly stamped;

(3) be left for registration at the registered office of the company, or at such other place as the directors determine, accompanied by such evidence as the directors may require to prove the title of the transferor or the transferor's right to the shares (including, in the case of a certificated holding, the certificate for the shares) and to

prove the right of the transferee to be registered as the owner of the shares.

(e) Subject to the powers vested in the directors under rules 5.2 and 5.3, where the company receives an instrument of transfer under rule 5.1((d)), the company must register the transferee named in the instrument as the holder of the shares to which it relates.

(f) The company may retain any registered instrument of transfer received by the company under rule 5.1((d)) for such period as the directors think fit.

(g) Except in the case of fraud, the company must return any instrument of transfer received under rule 5.1((d)) which the directors decline to register to the person who deposited it with the company.

(h) The directors may do anything that is necessary or desirable for the company to participate in any computerised, electronic or other system for facilitating the transfer of shares that may be owned, operated or sponsored by the ASX or a related body corporate of the ASX.

(i) The directors may, to the extent permitted by law, waive all or any of the requirements of this rule 5.1, whether for the purpose of giving effect to rule 5.1((h)) or otherwise.

5.2 Power to decline registration of transfers

(a) The directors may decline to register an instrument of transfer received under rule 5.1((d)) where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules (whether or not the company is then a listed company).

(b) If the directors decline to register a transfer under rule 5.2((a)), the company must give to the party lodging the transfer written notice of the refusal and the precise reasons for the refusal within 5 business days after the date on which the transfer was lodged with the company, but failure to do so will not invalidate the decision of the directors to decline to register the transfer.

5.3 Power to suspend registration of transfers

Subject to the Listing Rules and the SCH Business Rules while the company is a listed company, the directors may suspend the registration of transfers at such times and for such periods, not exceeding in total 30 days in any year, as they think fit.

5.4 Transmission of shares

(a) In the case of the death of a member, the only persons the company will recognise as having any title to the member's shares or any benefits accruing in respect of those shares are:

(1) the legal personal representative of the deceased where the deceased was a sole holder; and

(2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in rule 5.4((a)) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share as a result of a transmission event may, upon producing such evidence as the directors may require to prove that person's entitlement to the share (including, in the case of a certificated holding, the certificate for the share), elect:

(1) to be registered as the holder of the share by signing and serving on the company a notice in writing stating that election; or

(2) to have some other person nominated by that person registered as the transferee of the share by executing a transfer of the share to that other person.

(d) The provisions of this constitution relating to the right to transfer, and the registration of transfers of, shares apply, so far as they can and with such changes as are necessary, to any transfer under rule 5.4((c))((2)) as if the relevant transmission event had not occurred and the transfer were signed by the registered holder of the share.

(e) For the purpose of this constitution, where 2 or more persons are jointly entitled to any share in consequence of a transmission event they will, upon being registered as the holders of the share, be taken to hold the share as joint tenants and rule 2.3 will apply to them.

(f) Despite rule 5.4((a)), the directors may register a transfer of shares signed by a member before a transmission event even though the company has notice of the transmission event.

6 General meetings

6.1 Calling general meetings

(a) The directors may, whenever they think fit, call and arrange to hold a general meeting.

(b) A general meeting may be called and arranged to be held only as provided by this rule 6.1 or as provided by sections 249D, 249E, 249F and 249G of the Corporations Law.

(c) The directors may, by notice to the ASX, while the company is a listed company, change the venue for, postpone or cancel a general meeting unless the meeting is called and arranged to be held by the members or the court under the Corporations Law. If a general meeting is called and arranged to be held under section 249D of the Corporations Law the directors may not postpone it beyond the date by which section 249D requires it to be held and may not cancel it without the consent of the requisitioning member or members.

6.2 Notice of general meetings

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, notice of a general meeting must be given within the time limits prescribed by the Corporations Law and in the manner authorised by rule 13.1 to each person who is at the date of the notice:

(1) a member;

(2) a director; or

(3) an auditor of the company.

and, while the company is a listed company, to the ASX.

(b) A notice of a general meeting must;

(1) specify the date, time and place of the meeting;

(2) state the general nature of the business to be transacted at the meeting and any other matter that the Listing Rules require particular notice of; and

(3) specify a place and fax number or electronic address for the receipt of proxy appointments.

(c) It is not necessary for a notice of an AGM to state that the business to be transacted at the meeting includes the consideration of the annual financial report, directors' report and auditor's report, the election of directors, the appointment of the auditor or the fixing of the auditor's remuneration.

(d) A person may waive notice of any general meeting by notice in writing to the company.

(e) The non-receipt of notice of a general meeting or proxy form by, or a failure to give notice of a general meeting or a proxy form to, any person entitled to receive notice of a general meeting under this rule 6.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the non-receipt or failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under rule 6.2((d)); or

(B) has notified or notifies the company of the person's agreement to that act, matter, thing or resolution by notice in writing to the company.

(f) A person's attendance at a general meeting:

(1) waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(2) waives any objection that person may have to the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting or in rule 6.2((c)), unless the person objects to considering the matter when it is presented.

6.3 Admission to general meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairperson to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not:

(1) a member or a proxy, attorney or representative of a member;

(2) a director; or

(3) an auditor of the company.

6.4 Quorum at general meetings

(a) No business may be transacted at any general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of:

(1) if the number of members entitled to vote is 5 or more - 5 of those members; or

(2) if only 4 or less than 4 members are entitled to vote - then the number of members entitled to vote,

present at the meeting.

(c) If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(1) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the directors determine or, if no determination is made by the directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.

6.5 Chairperson of general meetings

(a) The chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at the meeting.

(c) Subject to rule 6.5((a)) and 6.5((b)), if at a general meeting:

(1) there is no deputy chairperson of directors;

(2) the deputy chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(3) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting;

the members present must elect as chairperson of the meeting:

(4) another director who is present and willing to act; or

(5) if no other director willing to act is present at the meeting, a member who is present and willing to act.

6.6 Conduct of general meetings

(a) The chairperson of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for:

(1) proper and orderly debate or discussion, including limiting the time that a person present may speak on a motion or other item of business before the meeting; and

(2) the proper and orderly casting or recording of votes at the general meeting, whether on a show of hands or on a poll, including the appointment of scrutineers.

(b) The chairperson of a general meeting may at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:

(1) terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the members present; or

(2) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue.

(c) Subject to sections 250S and 250T of the Corporations Law, the chairperson of a general meeting may:

(1) refuse to allow debate or discussion on any business, question, motion or resolution which is not within the business referred to in the notice of meeting or rule 6.2((c)); and

(2) refuse to allow any amendment to be moved to a resolution of which notice has been given under rule 6.2((b)).

(d) A decision by a chairperson under rule 6.6((a)), ((b)) or ((c)) is final.

(e) The chairperson of a general meeting may at any time during the course of the meeting adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting.

(f) If the chairperson exercises his or her right under rule 6.6((e)), it is in the chairperson's sole discretion whether to seek the approval of the members present to the adjournment.

(g) The chairperson's rights under rule 6.6((e)) are exclusive and, unless otherwise required by the chairperson, no vote may be taken or demanded by the members present in respect of any adjournment.

(h) No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(i) Where a meeting is adjourned, notice of the adjourned meeting must be given to the ASX while the company is a listed company, but need not be given to any other person It is not necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

(j) Where a meeting is adjourned, the directors may, by notice to the ASX while the company is a listed company, change the venue of, postpone or cancel the adjourned meeting unless the meeting was called and arranged to be held by the members or the court under the Corporations Law. If a meeting is called and arranged to be held under section 249D of the Corporations Law the directors may not postpone it beyond the date by which section 249D requires it to be held and may not cancel it without the consent of the requisitioning member or members.

6.7 Decisions at general meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded before the vote is taken or before or immediately after the declaration of the result of the show of hands:

(1) by the chairperson of the meeting;

(2) by at least 5 members present and having the right to vote on the resolution; or

(3) by a member or members present at the meeting and representing at least 5% of the total voting rights of all the members having the right to vote on the resolution on a poll.

(d) A demand for a poll does not prevent the continuance of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll cannot be demanded at a general meeting on the election of a chairperson of the meeting or the adjournment of a meeting.

(h) The demand for a poll may be withdrawn.

6.8 Voting rights

(a) Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present in person or by proxy, attorney or representative has 1 vote; and

(2) on a poll, every member present has:

(A) 1 vote for each fully paid share held by the member and in respect of which the member is entitled to vote; and

(B) a fraction of a vote for each partly paid share held by the member and in respect of which the member is entitled to vote, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited). Amounts paid or credited as paid in advance of a call are ignored when calculating the fraction.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or representative more than 1 member:

(1) on a show of hands the person is entitled to 1 vote only despite the number of members the person represents;

(2) that vote will be taken as having been cast for all the members the person represents; and

(3) the person must not exercise that vote in a way which would contravene any directions given to the person in accordance with rule 6.9((g)) in any instrument appointing the person as a proxy or attorney.

(c) A joint holder may vote at any meeting in person or by proxy, attorney or representative as if that person was the sole holder. If more than 1 joint holder tenders a vote, the vote of the holder named first in the register must be accepted to the exclusion of the other or others.

(d) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the directors may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(e) A person entitled to a share as a result of a transmission event may vote at any general meeting in respect of that share in the same manner as if that person were the registered holder of the share if, not less than 48 hours before the meeting (or such shorter time as the directors determine), the directors have:

(1) admitted that person's right to vote at that meeting in respect of the share; or

(2) been satisfied of that person's right to be registered as the holder of, or to transfer, the share under rule 5.4((c)),

and any vote so tendered by such a person must be accepted to the exclusion of the vote of the registered holder of the share.

(f) Where a member holds any share upon which any call or other sum of money payable to the company has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) upon a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(g) A member's vote on a resolution must be disregarded where that is required by the Listing Rules. A vote purported to be cast by or on behalf of a member who, under the Corporations Law, must not vote in favour of that resolution, should be treated as not cast.

(h) An objection to the qualification of a person to vote at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred to the chairperson of the meeting, whose decision is final.

(i) A vote not disallowed by the chairperson of a meeting under rule 6.8((h)) is valid for all purposes.

6.9 Representation at general meetings

(a) Subject to this constitution, each member entitled to vote at a meeting of members may attend and vote:

(1) in person or, where a member is a body corporate, by its representative;

(2) by proxy; or

(3) by attorney.

If the member may cast 2 or more votes at a meeting the member may vote by 2 proxies or 2 attorneys.

(b) A proxy, attorney or representative may, but need not, be a member of the company.

(c) A proxy, attorney or representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(d) Unless otherwise provided in the appointment of a proxy, attorney or representative or in the Corporations Law, an appointment will be taken to confer authority:

(1) to agree to a meeting being called by shorter notice than is required by the Corporations Law or by this constitution;

(2) to speak to any proposed resolution on which the proxy, attorney or representative may vote;

(3) to demand or join in demanding a poll on any resolution on which the proxy, attorney or representative may vote;

(4) even though the instrument may refer to specific resolutions and may direct the proxy, attorney or representative how to vote on those resolutions:

(A) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(B) to vote on any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the meeting; and

(C) to act generally at the meeting; and

(5) even though the instrument may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled or adjourned to another time or changed to another venue, to attend and vote at the re-scheduled or adjourned meeting or at the new venue.

(e) The chairperson of a meeting may:

(1) permit a person claiming to be a representative to exercise his or her powers, even if the person is unable to establish to the chairperson's satisfaction that he or she has been validly appointed; or

(2) permit the person to exercise his or her powers on the condition that, if required by the company, he or she can produce evidence of the appointment within the time set by the chairperson.

(f) Where a member appoints 2 proxies or attorneys, the following rules apply:

(1) each proxy or attorney, as the case may be, may exercise half of the member's voting rights if the appointment does not specify a proportion or number of the member's voting rights the proxy or attorney may exercise;

(2) on a show of hands, neither proxy or attorney may vote; and

(3) on a poll, each proxy or attorney may only exercise the voting rights the proxy or attorney represents.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An instrument appointing a proxy or attorney need not be in any particular form provided it is in writing, legally valid and signed by the appointer or the appointer's attorney.

(i) (1) A proxy or attorney may not vote at a general meeting or adjourned meeting or on a poll unless the instrument appointing the proxy or attorney, and the authority under which the instrument is signed or a certified copy of the authority, are received at the place and fax number or electronic address and before the time specified for that purpose in the notice calling the meeting.

(2) The place may be the company's registered office or other place specified in the notice and the fax number may be the fax number at the company's registered office or other fax number specified in the notice.

(3) The time may be a time before the time for holding the meeting and a time before the time for holding an adjourned meeting.

(j) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite:

(1) a transmission event occurring in relation to the appointer; or

(2) the revocation of the instrument or of the authority under which the instrument was executed,

if no notice in writing of the transmission event or revocation has been received by the company by the time and at 1 of the places at which the instrument appointing the proxy or attorney is required to be received under rule 6.9((i)).

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under rule 6.9((i)).

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

(m) A proxy form issued by the company must provide for the appointer to appoint a proxy of the appointer's choice and may specify who is to be appointed as proxy if the appointer does not make a choice.

7 Directors

7.1 Appointment and removal of directors

(a) The minimum number of directors is 3. The maximum number of directors is to be fixed by the directors, but must not be more than 12 unless the company in general meeting determines otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b) Subject to rules 7.1((a)) and ((k)), the company may by resolution elect any natural person to be a director, either as an addition to the existing directors or as otherwise provided in this constitution.

(c) Subject to rules 7.1((a)) and ((d)), the directors may appoint any natural person to be a director, either as an addition to the existing directors or to fill a casual vacancy (including any casual vacancy arising where a director is removed from office under rule 7.1((i))((1)) and no person is appointed in place of that director under rule 7.1((i))((2))).

(d) At each AGM of the company:

(1) each director, other than a managing director, appointed under rule 7.1((c)) since the last AGM; and

(2) excluding any director referred to in rule 7.1((d))((1)) and any managing director (or the first appointed managing director if there is more than one):

(A) one-third of the remaining directors (rounded down, if necessary, to the nearest whole number); and

(B) any other director who, if he does not retire, will at the conclusion of the meeting have been in office for 3 or more years and for 3 or more AGMs since he or she was last elected to office,

must retire from office as directors; and

(3) if no director is required to retire from office under rule 7.1((d))((2)), at least 1 director, excluding a managing director (or the first appointed managing director if there is more than one) who is required to retire at that meeting under rule 7.1((d))((1)), must retire from office as director.

(e) The director or directors who must retire at an AGM in accordance with rules 7.1((d))((2))((A)) or 7.1((d))((3)) (as the case may be) are those who have been longest in office since their last election but, as between persons who were last elected as directors on the same day, those to retire must be determined by agreement among themselves or, in the absence of agreement, by lot.

(f) Subject to rule 7.1((k)), the company may by resolution fill the office vacated by a director under rule 7.1((d)) by electing a person to that office.

(g) A director retiring from office under rule 7.1((d)) is eligible for re-election and if the office vacated by that director is not filled by a resolution of the company under rule 7.1((f)), that director (if offering himself or herself for re-election) is to be taken as having been re-elected to that office unless:

(1) it is expressly resolved not to fill the vacated office; or

(2) a resolution for the re-election of that director is put and lost.

(h) The retirement of a director from office under rule 7.1((d)) and the re-election of the director or the election of another person to that office (as

the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occur.

(i) The company may:

(1) by resolution in accordance with section 203D of the Corporations Law remove a director from office; and

(2) subject to rule 7.1((k)), by resolution fill the office vacated by a director who is removed under rule 7.1((i))((1)) by electing another person to that office.

(j) A person elected as a director under rule 7.1((i))((2)) must retire under rule 7.1((d)) on the same day that the director in whose place he or she was appointed would have had to retire under rule 7.1((d)) if that director had not been removed from office under rule 7.1((i))((1)).

(k) A person may only be elected to the office of a director at a general meeting if:

(1) he or she is a director retiring from office under rule 7.1((d)) and standing for re-election at that meeting;

(2) he or she has been nominated by the directors for election at that meeting;

(3) if the person is a member, he or she has at least 30 days before the meeting served on the company a notice signed by him or her signifying his or her desire to be a candidate for election at that meeting; or

(4) whether or not the person is a member, some member intending to nominate him or her for election at that meeting has at least 30 days before the meeting served on the company a notice signed by the member and signifying the member's intention to nominate the person for election, which is accompanied by a notice signed by the person and signifying his or her consent to the nomination.

7.2 Vacation of office

In addition to the circumstances prescribed by the Corporations Law, the office of a director becomes vacant if the director:

(a) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(b) becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(c) is convicted on indictment of an offence and the directors do not within 1 month after that conviction resolve to confirm the director's appointment or election (as the case may be) to the office of director;

(d) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors; or

(e) resigns by notice in writing to the company.

7.3 Remuneration of directors

(a) Each director is entitled to such remuneration out of the funds of the company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate in any financial year the amount fixed by the company in general meeting for that purpose.

(b) For the purposes of this constitution the amount fixed by the company as remuneration for a director, will not include any amount paid by the company or related body corporate:

(1) to a superannuation, retirement or pension fund for a director so that the company is not liable to pay the superannuation guarantee charge or similar statutory charge; or

(2) for any insurance premium paid or agreed to be paid for a director under rule 9.4.

(c) The remuneration of a director:

(1) may be a stated salary or a fixed sum for attendance at each meeting of directors or both; or

(2) may be a share of a fixed sum determined by the company in general meeting to be the remuneration payable to all directors, which is to be divided between the directors in the proportions agreed between them or, failing agreement, equally,

and if it is a stated salary under rule 7.3((c))((1)) or a share of a fixed sum under rule 7.3((c))((2)), will be taken to accrue from day to day.

(d) In addition to his or her remuneration under rule 7.3((a)), a director is entitled to be paid all travelling and other expenses properly incurred by that director in connection with the affairs of the company, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

(e) If a director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of the company, the directors may arrange for a special remuneration to be paid to that director, either in addition to or in substitution for that director's remuneration under rule 7.3((a)).

(f) Nothing in rule 7.3((a)) restricts the remuneration to which a director may be entitled as an officer of the company or of a related body corporate in a capacity other than director, which may be either in addition to or in substitution for that director's remuneration under rule 7.3((a)).

(g) The directors may:

(1) at any time after a director dies or otherwise ceases to hold office as a director, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under rule 7.3((a)), a pension or lump

sum payment in respect of past services rendered by that director; and

(2) cause the company to enter into a contract with the director for the purpose of providing for or giving effect to such a payment.

(h) The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors.

7.4 Director need not be a member

(a) A director is not required to hold any shares in the company to qualify for appointment.

(b) A director is entitled to attend and speak at general meetings even though that director is not a member of the company.

7.5 Interested directors

(a) A director may hold any other office or place of profit (other than auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the directors think fit.

(b) A director of the company may be or become a director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise and is not accountable to the company for any remuneration or other benefits received by the director as a director or officer of, or from having an interest in, that body corporate.

(c) The directors may exercise the voting rights conferred by shares in any body corporate held or owned by the company in such manner in all respects as the directors think fit (including voting in favour of any resolution appointing a director as a director or other officer of that body corporate or voting for the payment of remuneration to the directors or other officers of that body corporate) and a director may, if permitted by law, vote in favour of the exercise of those voting rights notwithstanding that he or she is, or may be about to be appointed, a director or other officer of that other body corporate and, as such, interested in the exercise of those voting rights.

(d) A director is not disqualified merely because of being a director from contracting with the company in any respect including, without limitation:

(1) selling any property to, or purchasing any property from, the company;

(2) lending any money to, or borrowing any money from, the company with or without interest and with or without security;

(3) guaranteeing the repayment of any money borrowed by the company for a commission or profit;

(4) underwriting or guaranteeing the subscription for securities in the company or in any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise, for a commission or profit; or

(5) being employed by the company or acting in any professional capacity (other than auditor) on behalf of the company.

(e) No contract made by a director with the company and no contract or arrangement entered into by or on behalf of the company in which any director may be in any way interested is avoided or rendered voidable merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(f) No director contracting with or being interested in any arrangement involving the company is liable to account to the company for any profit realised by or under any such contract or arrangement merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(g) Subject to rule 7.5((h)), a director who is in any way interested in any contract or arrangement or proposed contract or arrangement may, despite that interest:

(1) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;

(2) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement; and

(3) sign any document relating to that contract or arrangement or proposed contract or arrangement the company may execute.

(h) Rule 7.5((g)) does not apply if, and to the extent that, it would be contrary to the Corporations Law or, while the company is a listed company, the Listing Rules.

(i) The directors may make regulations requiring the disclosure of interests that a director, and any person deemed by the directors to be related to or associated with the director, may have in any matter concerning the company or a related body corporate and any regulations made under this constitution will bind all directors.

7.6 Powers and duties of directors

(a) The directors are responsible for managing the business of the company and may exercise to the exclusion of the company in general meeting all the powers of the company which are not required by the Corporations

Law, this constitution or while the company is a listed company, the Listing Rules, to be exercised by the company in general meeting.

(b) Without limiting the generality of rule 7.6((a)), the directors may exercise all the powers of the company to borrow or otherwise raise money, to charge any property or business of the company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

(c) The directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of the company.

(d) The directors may pay out of the company's funds all expenses of the promotion, formation and registration of the company and the vesting in it of the assets acquired by it.

(e) The directors may:

(1) appoint or employ any person to be an officer, agent or attorney of the company for such purposes, with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for such period and upon such conditions as they think fit;

(2) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) subject to any contract between the company and the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of the company at any time, with or without cause.

(f) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the directors think fit.

7.7 Proceedings of directors

(a) The directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by telephone or other electronic means of a number of the directors sufficient to constitute a quorum, constitutes a meeting of the directors and the rules relating to meetings of the directors apply, so far as they can and with such changes as are necessary, to meetings of the directors by telephone or other electronic means.

(c) A director participating in a meeting by telephone or other electronic means is to be taken to be present in person at the meeting.

(d) A meeting by telephone or other electronic means is to be taken to be held at the place determined by the chairperson of the meeting provided that at

least 1 of the directors involved was at that place for the duration of the meeting.

7.8 Convening of meetings of directors

(a) A director may, whenever the director thinks fit, convene a meeting of the directors.

(b) A secretary must, on the requisition of a director, convene a meeting of the directors.

7.9 Notice of meetings of directors

(a) Subject to this constitution, notice of a meeting of directors must be given to each person who is at the time of giving the notice:

(1) a director, other than a director on leave of absence approved by the directors; or

(2) an alternate director appointed under rule 7.14 by a director on leave of absence approved by the directors.

(b) A notice of a meeting of directors:

(1) must specify the time and place of the meeting;

(2) need not state the nature of the business to be transacted at the meeting;

(3) may be given immediately before the meeting;

(4) may be given in person or by post or by telephone, fax or other electronic means; and

(5) will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.

(c) A director or alternate director may waive notice of any meeting of directors by notifying the company to that effect in person or by post or by telephone, fax or other electronic means.

(d) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, a director does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the non-receipt or failure occurred by accident or error;

(2) before or after the meeting, the director or an alternate director appointed by the director:

(A) has waived or waives notice of that meeting under rule 7.9((c)); or

(B) has notified or notifies the company of his or her agreement to that act, matter, thing or resolution personally or by post, or by telephone, fax or other electronic means; or

(3) the director or an alternate director appointed by the director attended the meeting.

(e) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, an alternate director of a director on leave of absence approved by the directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the non-receipt or failure occurred by accident or error;

(2) before or after the meeting, the alternate director or the director who appointed the alternate director:

(A) has waived or waives notice of that meeting under rule 7.9((c)); or

(B) has notified or notifies the company of his or her agreement to that act, matter, thing or resolution personally or by post, or by telephone, fax or other electronic means; or

(3) the alternate director or the director who appointed the alternate director attended the meeting.

(f) Attendance by a person at a meeting of directors waives any objection that person and:

(1) if the person is a director, any alternate director appointed by that person; or

(2) if the person is an alternate director, the director who appointed that person as alternate director,

may have to a failure to give notice of the meeting.

7.10 Quorum at meetings of directors

(a) No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b) A quorum consists of 3 directors present at the meeting of directors.

(c) .If there is a vacancy in the office of a director then, subject to rule 7.10((d)), the remaining director or directors may act.

(d) If the number of directors in office at any time is not sufficient to constitute a quorum at a meeting of directors or is less than the minimum number of directors fixed under this constitution, the remaining director or directors must act as soon as possible:

(1) to increase the number of directors to a number sufficient to constitute a quorum and to satisfy the minimum number of directors required under this constitution; or

(2) to convene a general meeting of the company for that purpose,

and, until that has happened, must only act if and to the extent that there is an emergency requiring them to act.

7.11 Chairperson and deputy chairperson of directors

(a) The directors may elect 1 of the directors to the office of chairperson of directors and may determine the period for which that director is to be chairperson of directors.

(b) The directors may elect 1 of the directors to the office of deputy chairperson of directors and may determine the period for which that director is to be deputy chairperson of directors.

(c) The office of chairperson of directors or deputy chairperson of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the director holding that office for the purposes of rule 7.3((e)).

(d) The chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as chairperson at each meeting of directors.

(e) If at a meeting of directors:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as the chairperson of the meeting.

(f) Subject to rules 7.11((d)) and ((e)), if at a meeting of directors:

(1) there is no deputy chairperson of directors;

(2) the deputy chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

the directors present must elect 1 of themselves to be chairperson of the meeting.

7.12 Decisions of directors

(a) A meeting of directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the directors under this constitution.

(b) Questions arising at a meeting of directors are to be decided by a majority of votes cast by the directors present and any such decision is for all purposes a determination of the directors.

(c) Subject to rule 7.12((d)), in the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(d) Where only 2 directors are present or qualified to vote at a meeting of directors and there is an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is taken as having been lost.

7.13 Written resolutions

(a) If:

(1) all of the directors, other than:

(A) any director on leave of absence approved by the directors;

(B) any director who disqualifies himself or herself from considering the act, matter, thing or resolution in question on the grounds that he or she is not entitled at law to do so or has a conflict of interest; and

(C) any director who the directors reasonably believe is not entitled at law to do the act, matter or thing or to vote on the resolution in question,

assent to a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed; and

(2) the directors who assent to the document would have constituted a quorum at a meeting of directors held to consider that act, matter, thing or resolution,

then that act, matter, thing or resolution is to be taken as having been done at or passed by a meeting of the directors.

(b) For the purposes of rule 7.13((a)):

(1) the meeting is to be taken as having been held:

(A) if the directors assented to the document on the same day, on the day on which the document was assented to and at the time at which the document was last assented to by a director; or

(B) if the directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a director;

(2) 2 or more separate documents in identical terms each of which is assented to by 1 or more directors are to be taken as constituting 1 document; and

(3) a director may signify assent to a document by signing the document or by notifying the company of the director's assent in person or by post, or by telephone, fax or other electronic means.

(c) Where a director signifies assent to a document otherwise than by signing the document, the director must by way of confirmation sign the document at the next meeting of the directors attended by that director, but failure to do so does not invalidate the act, matter, thing or resolution to which the document relates.

7.14 Alternate directors

(a) A director may, with the approval of the directors, appoint a person to be the director's alternate director for such period as the director thinks fit.

(b) An alternate director may, but need not, be a member or a director of the company.

(c) One person may act as alternate director to more than 1 director.

(d) An alternate director is entitled, if the appointer does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointer.

(e) An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

(f) In the absence of the appointer, an alternate director may exercise any powers that the appointer may exercise and the exercise of any such power by the alternate director is to be taken to be the exercise of the power by the appointer.

(g) The office of an alternate director is vacated if and when the appointer vacates office as a director.

(h) The appointment of an alternate director may be terminated at any time by the appointer even though the period of the appointment of the alternate director has not expired.

(i) An appointment, or the termination of an appointment, of an alternate director must be in writing signed by the director who makes or made the appointment and does not take effect unless and until the company has received notice in writing of the appointment or termination.

(j) An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed under this constitution.

(k) In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for each director on whose behalf the alternate director is attending the meeting.

(l) An alternate director is entitled to be paid such remuneration as the directors think fit, either in addition to or in reduction of the remuneration payable to the director for whom the alternate director acts as alternate.

(m) An alternate director is not entitled to be remunerated by the company for his or her services as alternate director except as provided in rule 7.14((l)).

(n) An alternate director, while acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

7.15 Committees of directors

(a) The directors may delegate any of their powers to a committee or committees consisting of such number of directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) The rules applying to meetings and resolutions of directors apply, so far as they can and with such changes as are necessary, to meetings and resolutions of a committee of directors.

(d) Membership of a committee of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of rule 7.3((e)).

7.16 Delegation to individual directors

(a) The directors may delegate any of their powers to 1 director.

(b) A director to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) Acceptance of such a delegation may, if the directors so resolve, be treated as an extra service or special exertion performed by the delegate for the purposes of rule 7.3((e)).

7.17 Validity of acts

An act done by a person acting as a director or by a meeting of directors or a committee of directors attended by a person acting as a director is not invalidated by reason only of:

(a) a defect in the appointment of the person as a director;

(b) the person being disqualified to be a director or having vacated office; or

(c) the person not being entitled to vote,

if that circumstance was not known by the person or the directors or committee (as the case may be) when the act was done.

8 Executive officers

8.1 Managing directors

(a) The directors may appoint 1 or more of the directors to the office of managing director.

(b) A managing director's appointment as managing director automatically terminates if the managing director ceases to be a director.

8.2 Deputy managing directors

(a) The directors may appoint 1 or more of the directors to the office of deputy managing director.

(b) A deputy managing director's appointment as deputy managing director automatically terminates if the deputy managing director ceases to be a director.

8.3 Executive directors

(a) A reference in this rule 8.3 to an executive director is a reference to a director who is also an officer of the company or of a related body corporate in a capacity other than director, managing director or deputy managing director.

(b) The directors may confer on an executive director such title as they think fit.

(c) An executive director may be appointed on the basis that the executive director's appointment:

(1) as a director automatically terminates if the executive director ceases to be an officer of the company or of a related body corporate in a capacity other than director; or

(2) as an officer of the company or of a related body corporate in a capacity other than director automatically terminates if the executive director ceases to be a director.

8.4 Associate directors

(a) The directors may appoint 1 or more associate directors.

(b) The directors may confer on an associate director such title as they think fit.

(c) Even though the word "director" may appear in an associate director's title, an associate director is not to be taken to be a director of the company and is not entitled:

(1) to attend any meeting of directors except by the invitation and with the consent of the directors; or

(2) to vote at any meeting of directors.

8.5 Secretaries

(a) The directors must appoint at least 1 secretary and may appoint additional secretaries.

(b) The directors may appoint 1 or more assistant secretaries.

8.6 Provisions applicable to all executive officers

(a) A reference in this rule 8.6 to an executive officer is a reference to a managing director, deputy managing director, executive director, associate director, secretary or assistant secretary appointed under this rule 8.

(b) The appointment of an executive officer may be for such period, at such remuneration and upon such conditions as the directors think fit.

(c) The remuneration payable by the company to an executive officer who is also a director must not include a commission on, or percentage of, operating revenue.

(d) Subject to any contract between the company and the relevant executive officer, any executive officer of the company may be removed or dismissed by the directors at any time, with or without cause.

(e) The directors may:

(1) confer on an executive officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the directors) as they think fit;

(2) withdraw, suspend or vary any of the powers, discretions and duties conferred on an executive officer; and

(3) authorise the executive officer to delegate all or any of the powers, discretions and duties conferred on the executive officer.

(f) An executive officer is not required to hold any shares to qualify for appointment.

(g) An act done by a person acting as an executive officer is not invalidated by reason only of:

(1) a defect in the person's appointment as an executive officer; or

(2) the person being disqualified to be an executive officer,

if that circumstance was not known by the person when the act was done.

9 Indemnity and insurance

9.1 Persons to whom rules 9.2 and 9.4 apply

Rules 9.2 and 9.4 apply:

(a) to each person who is or has been a director, alternate director or executive officer (within the meaning of rule 8.6((a))) of the company;

(b) to such other officers or former officers of the company or of its related bodies corporate as the directors in each case determine; and

(c) if the directors so determine, to any auditor or former auditor of the company or of its related bodies corporate.

9.2 Indemnity

The company must

(a) indemnify; and

(b) if requested by a person to whom this rule 9.2 applies enter into a deed indemnifying,

on a full indemnity basis and to the full extent permitted by law, each person to whom this rule 9.2 applies for all losses or liabilities incurred by the person as an officer or auditor of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred:

(c) in defending proceedings, whether civil or criminal, in which judgment is given in favour of the person or in which the person is acquitted; or

(d) in connection with an application, in relation to such proceedings, in which the Court grants relief to the person under the Corporations Law.

9.3 Extent of indemnity

The indemnity in rule 9.2:

(a) is a continuing obligation and is enforceable by a person to whom rule 9.2 applies even though that person may have ceased to be an officer or auditor of the company or of a related body corporate;

(b) applies to losses and liabilities incurred both before and after the date of adoption of that rule; and

(c) operates only to the extent that the loss or liability is not covered by insurance.

9.4 Insurance

The company may, to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for any person to whom this rule 9.4 applies against any liability incurred by the person as an officer or auditor of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

9.5 Savings

Nothing in rule 9.2 or 9.4:

(a) affects any other right or remedy that a person to whom those rules apply may have in respect of any loss or liability referred to in those rules; or

(b) limits the capacity of the company to indemnify or provide insurance for any person to whom those rules do not apply.

10 Winding up

10.1 Distribution of surplus

Subject to this constitution and to the rights or restrictions attached to any shares or class of shares:

(a) if the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b) for the purpose of calculating the excess referred to in rule 10.1((a)), any amount unpaid on a share is to be treated as property of the company;

(c) the amount of the excess that would otherwise be distributed to the holder of a partly paid share under rule 10.1((a)) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d) if the effect of the reduction under rule 10.1((c)) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.

10.2 Division of property

(a) If the company is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of the company; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under rule 10.2((a)) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under rule 10.2((a)) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to

exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Law.

(d) If any of the property to be divided under rule 10.2((a)) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that rule, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this rule 10.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) Rule 4.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under rule 10.2((a)) as if references in rule 4.3 to the directors and to a distribution or capitalisation were references to the liquidator and to the division under rule 10.2((a)) respectively.

11 Minutes and records

11.1 Minutes of meetings

(a) The directors must ensure minutes of proceedings and resolutions of general meetings and of meetings of directors (including committees of directors) are recorded in books kept for the purpose, within 1 month after the relevant meeting is held.

(b) The directors must ensure that the company records in the minutes of a meeting in respect of each resolution in the notice of meeting;

(1) the total number of proxy votes exercisable by all validly appointed proxies; and

(2) how many proxy votes were for, against or abstained from the resolution or were to vote at the proxy's discretion.

(c) If a poll is taken on the resolution, in addition to the information in rules 11.1 ((b))((1)) and ((2)), the minutes must also record the total number of votes cast on the poll, and the number of votes for, against and abstaining from the resolution.

11.2 Minutes of resolutions passed without a meeting

The directors must ensure minutes of resolutions passed by directors (and committees of directors) without a meeting are recorded in books kept for that purpose within 1 month after the resolution is passed.

11.3 Signing of minutes

(a) The minutes of a meeting must be signed within a reasonable time by the chairperson of the meeting or the chairperson of the next meeting.

(b) The minutes of the passing of a resolution without a meeting must be signed by a director within a reasonable time after the resolution is passed.

11.4 Minutes as evidence

A minute that is recorded and signed under rules 11.1, 11.2 and 11.3 is evidence of the proceeding or resolution to which it relates unless the contrary is proved.

11.5 Inspection of records

(a) The directors must ensure the minute books for general meetings are open for inspection by members free of charge.

(b) Subject to rule 11.5((a)) the directors may determine whether and to what extent, and at what time and places and under what conditions, the minute books, accounting records and other documents of the company or any of them will be open to the inspection of members (other than directors).

(c) A member (other than a director) does not have the right to inspect any books, records or documents of the company except as provided by law or authorised by the directors.

12 Execution of documents

12.1 Manner of execution

The company may execute a document if the document is signed by:

(a) 2 directors; or

(b) a director and a secretary.

12.2 Common seal

The company may have a common seal. If the company has a common seal, rules 12.3 to 12.8 will apply.

12.3 Safe custody of seal

The directors must provide for the safe custody of the seal.

12.4 Use of seal

(a) The seal must be used only by the authority of the directors or of a committee of the directors authorised by the directors to authorise the use of the seal.

(b) The authority to use the seal may be given before or after the seal is used.

(c) Subject to rule 12.8, until the directors otherwise determine, every document to which the seal is fixed must be signed by:

(1) 2 directors;

(2) a director and a secretary; or

(3) a director and another person appointed by the directors to countersign that document or a class of documents in which that document is included.

12.5 Seal register

(a) The company may keep a seal register. If the company does keep a seal register the company must enter in the register particulars of any document on which the seal is fixed (other than a certificate for securities of the company), giving in each case:

(1) the date of the document;

(2) the names of the parties to the document;

(3) a short description of the document; and

(4) the names of the persons signing the document under rule 12.4((c)).

(b) The register must be produced at meetings of directors for confirmation of the use of the seal since confirmation was last given under this rule 12.5.

(c) Failure to comply with rules 12.5((a)) or ((b)) does not invalidate any document to which the seal is properly fixed.

12.6 Duplicate seal

(a) The company may have 1 or more duplicate seals for use in place of its common seal outside the state or territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the company with the addition on its face of the words "duplicate seal" and the name of the place where it is to be used.

(b) A document sealed with a duplicate seal is to be taken as having been sealed with the common seal of the company.

12.7 Share seal or certificate seal

(a) The company may have 1 or more share seals or certificate seals for use on certificates for securities of the company in place of its common seal. Each share seal or certificate seal must be a facsimile of the common seal of the company with the addition on its face of the words "share seal" or "certificate seal".

(b) A certificate for securities of the company sealed with a share seal or certificate seal is to be taken as having been sealed with the common seal of the company.

12.8 Sealing and signing of certificates

The directors may determine either generally or in a particular case that the seal and the signature of any director or secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.

13 Notices

13.1 Notices by the company to members

(a) A notice may be given by the company to a member:

(1) by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by sending it to the fax number or electronic address the member has supplied to the company for the giving of notices; or

(2) if the member does not have a registered address and has not supplied another address to the company for the giving of notices, by exhibiting it at the registered office of the company.

(b) A notice may be given by the company to the joint holders of a share by giving the notice in the manner authorised by rule 13.1((a)) to the joint holder first named in the register of members in respect of the share.

(c) A notice may be given by the company to a person entitled to a share as a result of a transmission event by serving it or sending it in the manner authorised by rule 13.1((a))((1)) addressed to the name or title of the person, at or to such address, fax number or electronic address supplied to the company for the giving of notices to that person, or if no address, fax number or electronic address has been supplied, at or to the address, fax number or electronic address to which the notice might have been sent if the relevant transmission event had not occurred.

(d) The fact that a person has supplied a fax number or an electronic address for the giving of notices does not require the company to give any notice to that person by fax or electronic means.

(e) A notice given to a member in accordance with rules 13.1((a)) or ((b)) is, despite the occurrence of a transmission event and whether or not the company has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares as a result of the transmission event.

(f) A notice given to a person who is entitled to a share as a result of a transmission event is sufficient service on the member in whose name the share is registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this rule 13.1.

(h) A signature to any notice given by the company to a member under this rule 13.1 may be in writing or a facsimile printed or affixed by some mechanical or other means.

(i) A certificate signed by a director or secretary of the company to the effect that a notice has been given in accordance with this constitution is conclusive evidence of that fact.

13.2 Notices by the company to directors

Subject to this constitution, a notice may be given by the company to any director or alternate director either by serving it personally at, or by sending it by post in a prepaid envelope to, the director's or alternate director's usual residential or business address, or such other address, or by sending it to the fax number or electronic address, as the director or alternate director has supplied to the company for the giving of notices.

13.3 Notices by members or directors to the company

Subject to this constitution, a notice may be given by a member, director or alternate director to the company by serving it on the company at, or by sending it by post in a prepaid envelope to, the registered office of the company or by sending it to the principal fax number or principal electronic address of the company at its registered office.

13.4 Notices posted to addresses outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail, fax or in another way that ensures it is received quickly.

13.5 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by fax or electronic means, service of the notice is to be taken to be effected on the day after the date it is sent.

(c) Where the company gives a notice under rule 13.1((a))((2)) by exhibiting it at the registered office of the company, service of the notice is to be taken to be effected when the notice was first so exhibited.

13.6 Other communications and documents

Rules 13.1 to 13.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

13.7 Notices in writing

A reference in this constitution to a notice in writing includes a notice given by fax or electronic means.

14 General

14.1 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the company is registered, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

14.2 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

Excludes U.S. residents
Included for information only


Metcash
TRADING LIMITED AUSTRALASIA

AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY

DISTRIBUTION, CAMPBELLS CASH & CARRY

DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS,

Offer

by Metcash Trading Limited

(ABN 61 000 031 569)

to purchase all of your ordinary shares in

Foodland Associated Limited

(ABN 13 008 667 650)

For each Foodland ordinary share you will receive

2.44 Metcash A Shares or $7.18 Cash
and
1 NZ Share


IGA
INDEPENDENT GROCERS OF AUSTRALIA
It's your IGA

Campbells Wholesale Cash & Carry

IGA INDEPENDENT GROCERS OF AUSTRALIA DISTRIBUTION

AUSTRALIAN LIQUOR MARKETERS PTY. LTD.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to how to act, you should consult your financial or legal advisor as soon as possible.

IMPORTANT NOTICES

This Bidder's Statement is given by Metcash Trading Limited ABN 61 000 031 569 (**Metcash**) to Foodland Associated Limited ABN 13 008 667 650 (**Foodland**) under Part 6.5 of the Corporations Act 2001 (Cth) (**Act**).

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission (**ASIC**) on 21 January 2005. Neither ASIC nor its officers takes any responsibility for the content of this Bidder's Statement.

This Bidder's Statement does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Foodland Shares or any other securities. You should seek independent financial and tax advice before making any investment decision whether to accept the Offer.

This Bidder's Statement contains certain statements that relate to the future. These forward looking statements have been based on Metcash's current expectations about future events. They are, however, subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward looking statements.

Neither Metcash, its officers or advisers, nor any other person is giving any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statement in this Bidder's Statement will actually occur. You are cautioned not to place undue reliance on such forward looking statements.

The forward looking statements reflect views held only as at the date of this Bidder's Statement. Except as required by law, Metcash disclaims any duty to update the statements to reflect any changes in expectations or events, conditions or circumstances on which any such forward looking statements are based.

Metcash has collected your information from the Foodland register of shareholders for the purpose of making this Offer and, if accepted, administering your holding of Foodland Shares. The Act requires the name and address of shareholders to be held in a public register. Your information may be disclosed on a confidential basis to Metcash's related bodies corporate and external service providers, and may be required to be disclosed to regulators such as ASIC. The registered address of Metcash is 4 Newington Road, Silverwater NSW 2128.

This Bidder's Statement is not an offer of the securities proposed to be offered by Metcash pursuant to the Rights Issue as described in this Bidder's Statement. The offers of securities under the Rights Issue will be made in, or be accompanied by, a copy of the prospectus in relation to the Rights Issue. The Rights Issue will only be offered to eligible Metcash shareholders, who will need to complete the application form that will be in or will accompany the prospectus in relation to the Rights Issue.

United States notices

The securities referred to in this Bidder's Statement will not be registered under the United States Securities Act of 1933 (**Securities Act**), as amended, at the time of issuance and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act.

This Bidder's Statement shall not constitute an offer to sell or the solicitation of any offer to buy any such securities or any securities issuable in exchange for such securities in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of any member of the Metcash Group for sale in the United States. Securities of such entities may not be offered or sold in the United States in the absence of registration or an exemption from registration.

DEFINED TERMS AND INTERPRETATION

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. If defined in the body of the document they will be bolded where defined. Please also refer to Section 24 of this Bidder's Statement for the meanings of capitalised words and expressions.

Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Bidder's Statement. All numbers are rounded unless otherwise indicated. All references to time in this Bidder's Statement are references to Sydney time.

WITHDRAWAL FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL ADVISER OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Takeover Offer by Metcash Trading Limited (ABN 61 000 031 569) ("Metcash")
Withdrawal of acceptance

DO NOT RETURN THIS FORM IF YOU WISH TO ACCEPT METCASH'S OFFER FOR YOUR FOODLAND SHARES

Use this Withdrawal Form if you wish to **withdraw** your acceptance of the Offer. By withdrawing your acceptance of the Offer, you forfeit the right to receive any consideration under the Offer (unless you subsequently accept the Offer or unless your Foodland Shares are compulsorily acquired following the Offer in accordance with the Corporations Act). You cannot withdraw your acceptance of the Offer unless you complete, sign and return this Withdrawal Form in accordance with the instructions on this Withdrawal Form so that it is received NO LATER than the earlier of:

- the date Metcash announces that its minimum acceptance condition is satisfied; and
- the date the Offer closes

To withdraw your acceptance of the Offer, please complete section A, sign in the appropriate boxes in section B and return this Withdrawal Form in accordance with the instructions on this Withdrawal Form.

Section A - Withdrawal

I/We, the person named below wish to withdraw my/our acceptance of the Offer.

Shareholder Details (Foodland Shareholder to complete)	
Registered name	
Registered address	
HIN/SRN/CSN	
Number of Foodland shares	

IMPORTANT: Please see overleaf for important instructions on how to complete Section A

Section B – Signature of Foodland Shareholder

IMPORTANT: Please see overleaf for signing instructions.

By signing this Withdrawal Form, I/We, the person(s) named above, being the persons who have accepted the Offer in respect of the number of Foodland Shares shown above:

(a) withdraw my/our acceptance of the Offer in respect of my/our Foodland Shares and understand that I/we forfeit the right to receive consideration under the Offer unless I/we subsequently accept the Offer or unless my/our Foodland Shares are compulsorily acquired following the Offer in accordance with the Corporations Act; and

(b) authorise Metcash to take such action as may be necessary or desirable to cause the release of my/our Foodland Shares from the Offer Accepted Subposition on CHESS.

If this Withdrawal Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Secretary *(if Australian company)*	Director/Company Secretary *(if company)*	Director *(if company)*

Date

/ /

Please enter your telephone number where you may be contacted during business hours. (___)________________

Important Instructions

Words used in this Withdrawal Form have the same meaning as those defined in the Definitions set out in Section 24 of the Bidder's Statement.

1 Instructions on completing Section A of the Withdrawal Form

- *Please complete the registered name of your Foodland holding as it appeared on your acceptance* form, either an individual, joint holders or company.
- Please complete your address, as it appeared on your acceptance form.
- Please complete your HIN or SRN, as it appeared on your acceptance form.
- Please complete the number of Foodland shares you hold.
- Please complete section A using black ink and BLOCK CAPITALS only.
- If you fail to supply the information required by section A, or if the information you supply is incorrect or incomplete, the withdrawal of your acceptance may not be processed.

2 Signing instructions

- **Where appropriate, please sign and date this Withdrawal Form** in the box for signature set out in section B on the front page of this Withdrawal Form.
- **Joint shareholders**: If your Foodland Shares are held in the names of more than one person, all of you must sign this Withdrawal Form.
- **Companies**: This form must be signed by two directors, a director and company secretary, or by the sole director in the case of an Australian company with a sole director who is also the sole company secretary or in the case of a New Zealand company with a sole director and no company secretary. Delete titles as applicable.
- **Under powers of attorney**: If this Withdrawal Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Withdrawal Form when you return it.
- **Deceased estates**: When you return this Withdrawal Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act.

3 Privacy statement

Information you supply on this Withdrawal Form will be used by Metcash and Registries Limited for the primary purpose of processing the withdrawal of your acceptance of the Offer. This information may be disclosed to Metcash's professional advisers, securities brokers, printing and mailing service providers and other third parties in connection with the Offer. If you fail to supply this information your withdrawal may not be processed. You may have rights to access the personal information you have supplied.

Mail, Fax or Delivery Instructions

- Foodland Shareholders withdrawing their acceptance of the Offer should mail, fax or deliver their completed Withdrawal Form(s) and any other documents required by these instructions to:

Mail to:	**Fax to**	**Deliver in person to:**
Registries Limited	Registries Limited	Registries Limited
Foodland Associated Limited Offer	Foodland Associated Limited Offer	Foodland Associated Limited Offer
Reply Paid 67		Level 2, 28 Margaret Street
Royal Exchange NSW 1224	(02) 9279 0664	SYDNEY NSW 2000
AUSTRALIA		AUSTRALIA

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER OR ABOUT HOW TO WITHDRAW YOUR ACCEPTANCE OF THE OFFER, PLEASE CALL THE FOODLAND OFFER INFORMATION LINE ON 1300 766 010 (OTHER INTERNATIONAL CALLERS DIAL +61 2 9240 7455). PLEASE NOTE THAT THE CORPORATIONS ACT MAKES IT COMPULSORY FOR ALL CALLS MADE TO OR RECEIVED BY THE FOODLAND OFFER INFORMATION LINES TO BE RECORDED, INDEXED AND STORED.

Metcash TRADING LIMITED AUSTRALASIA

METCASH TRADING LIMITED
ABN 61 000 031 569

4 NEWINGTON ROAD
SILVERWATER
NSW 2128 AUSTRALIA

PO BOX 6226
SILVERWATER BUSINESS CENTRE
NSW 1811 AUSTRALIA

PHONE: 02 9741 3000
FAX: 02 9741 3027
WEB: www.metcash.com

Chairman's Letter

Dear Foodland shareholder,

On behalf of the Directors of Metcash, I have pleasure in enclosing an offer by Metcash to acquire ALL of your shares in Foodland.

For each Foodland Share held, Metcash is offering consideration which has been valued at $21.26 to $26.62 based on:

- $7.18 cash or 2.44 Metcash A Shares, which have been valued at between $7.49 and $10.10 based on the range of values ascribed by the Independent Expert, PricewaterhouseCoopers Securities Ltd;
- 1 NZ Share, which the Independent Expert has valued at between $13.65 and $16.09 per share; and
- enabling you to retain Foodland's anticipated Interim Dividend of up to $0.43 per Foodland share.

The Offer creates significant value for all Foodland shareholders through two components:

- acquiring the underperforming Foodland Australia for an attractive price; and
- facilitating you retaining your better positioned Foodland New Zealand through a separately listed company.

This document highlights a number of reasons why we believe you should ACCEPT the Offer. These include:

- the market has recognised the substantial value of the Offer;
- you are being offered an attractive price for your underperforming Foodland Australia;
- you are being offered flexibility to choose between cash and Metcash A Shares for Foodland Australia;
- you are being given the opportunity to share in the expected synergies from combining the Australian operations under the strong and successful Metcash management team;
- you are being offered the opportunity to unlock the value of Foodland New Zealand; and
- our belief that, in the absence of another offer, Foodland's share price is likely to fall should the Offer not be successful.

The Directors of Metcash firmly believe the Offer is strategically attractive to Foodland shareholders and that Metcash is the logical owner of Foodland Australia. The Directors also believe the Offer provides you with significant benefits and a unique opportunity to maximise the value of your Foodland Shares.

You may be aware that Metcash has also announced a proposed Capital Reorganisation. You should note that the Offer and the Capital Reorganisation are separate proposals and are NOT conditional upon each other.

I am delighted that you will be able to consider the Offer and would encourage you to read this document carefully and to ACCEPT Metcash's Offer.

Please contact our Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia) if you have any questions on the Metcash Offer.

Yours faithfully,



Carlos S. dos Santos
Chairman

Contents

KEY DATES

Metcash Offer for Foodland announced	6 December 2004
Date Bidder's Statement was lodged with ASIC and date of Bidder's Statement	21 January 2005
Date of Offer	7 February 2005
Offer closes (unless extended)	7.00pm (Sydney time) on 22 April 2005



1. Take this unique opportunity

1	The market has recognised the substantial value of the Metcash Offer
2	Metcash is offering an attractive price for your underperforming Foodland Australia
3	Retain and unlock the value of your well positioned Foodland New Zealand
4	Foodland's share price is likely to fall in the absence of Metcash's Offer

2. Who is Metcash?

- Metcash Trading Limited (**Metcash**) is one of Australia's top 150 listed companies, with a market capitalisation of approximately $2.5 billion[1]
- It is a leading marketing and distribution company in the grocery and liquor wholesaling industries in Australia and also in the New Zealand liquor wholesaling market. For the financial year ended 30 April 2004, Metcash generated sales in excess of $7 billion and earnings before interest, tax and amortisation in excess of $190 million
- Metcash's mission is to be the "Champion of the Independent Retailer," serving its customers through three business pillars:
  - **IGA Distribution (IGA)** – Australia's largest grocery wholesaler operating on the eastern seaboard of Australia and in South Australia
  - **Australian Liquor Marketers (ALM)** – the largest broad range liquor wholesaler in Australia and New Zealand and
  - **Campbells Cash & Carry (CCC)** – a wholesale distributor of groceries, liquor and confectionery to convenience stores and service stations
- Importantly, Metcash's philosophy is that as a grocery and liquor wholesaler it should not compete with the independently owned retail stores to which it supplies
- Metcash has a strong and successful management team and an experienced and well credentialed board of directors.
  - Over the past four years, Metcash has delivered to its shareholders a Total Shareholder Return (**TSR**) of 70% per annum[2]
  - Over the same period Metcash's TSR has outperformed Foodland by 44% per annum and the ASX 200 Accumulation Index by 61% per annum

Share price performance since 5 December 2000


900
800
700
600
500
400
300
200
100
0
Share price performance
5 December 2000
3 December 2004:
Last trading day prior to
Metcash announcement
TSR: 70% p.a.
TSR: 26% p.a.
Dec 00
Apr 02
Aug 03
Dec 04
Metcash (rebased)
Foodland (rebased)

Source: Iress

1 Based on Metcash closing share price as at 12 January 2005.

2 As calculated by Iress, based on total shareholder return, including share price appreciation and dividends, for the past four years from 5 December 2000 to 3 December 2004.



3. The Offer

ACQUIRE FOODLAND AUSTRALIA FOR:

$7.18 cash

OR

$7.49 to $10.10[3] in Metcash A Shares



RETURN FOODLAND NEW ZEALAND FOR:

1 NZ Share valued at $13.65 to $16.09[4]



DIVIDEND

Keep your anticipated Interim Dividend of up to $0.43 per Foodland Share



$21.26 TO $26.62 OF VALUE PER FOODLAND SHARE

3 Based on an Exchange Ratio of 2.44 multiplied by the Independent Expert's valuation range for Metcash A Shares of $3.07 to $4.14. In the event of a rights issue the Exchange Ratio will be adjusted accordingly.

4 Based on the Independent Expert's valuation range for Foodland New Zealand of $13.65 to $16.09.

Realise full value for your Foodland shares

- Based on Metcash's Offer, one Foodland share will deliver between $21.26 and $26.62 of value, representing a premium of between 11% and 39% per Foodland share relative to Foodland's pre-announcement closing price of $19.21

Value of Metcash Offer



28.00
26.00
24.00
22.00
20.00
18.00
16.00
Foodland share price ($)
Metcash Offer - high: $26.62
39%
Metcash Offer - low: $21.26
11%
Pre Offer announcement: $19.21
Jan 03
Sep 03
May 04
Jan 05

Source: Iress

For shareholders who choose to accept the Metcash A Share Alternative as consideration for Foodland Australia, the value of Metcash's Offer will vary depending on the Metcash share price.

In the period since Metcash announced its Offer to 12 January 2005, Metcash's shares have traded in the range of $3.22 to $3.45, with a one month volume weighted average price of $3.32. This trading range is within the Independent Expert's ascribed value range for Metcash A Shares of $3.07 to $4.14.

On the day prior to lodgement of this Bidder's Statement, Metcash's closing share price was $3.41.

The following table shows the different values of the Metcash Offer at different Metcash share prices, including the anticipated Foodland Interim Dividend of up to $0.43 per Foodland share.

Value of Metcash Offer

	AUSTRALIA			NEW ZEALAND			DIVIDEND		METCASH OFFER		
Metcash A Share price	2.44 Metcash A Shares	OR	Metcash Cash offer	+	NZ Share – low	TO	NZ Share – high[2]	+	Foodland interim dividend[3]	=	Low	TO	High
$3.07	$7.49		$7.18		$13.65		$16.09		$0.43		$21.26		$24.01
$3.32	$8.10		$7.18		$13.65		$16.09		$0.43		$21.26		$24.62
$3.61	$8.80		$7.18		$13.65		$16.09		$0.43		$21.26		$25.32
$4.14	$10.10		$7.18		$13.65		$16.09		$0.43		$21.26		$26.62

(1) Prices in this column are based on the Independent Expert's low value per Metcash A Share – $3.07, Metcash's one month volume weighted average price to 12 January 2005 – $3.32, the Independent Expert's midpoint value per Metcash A Share – $3.61, and the Independent Expert's high value per Metcash A Share – $4.14.

(2) Based on Independent Expert's high and low value per NZ Share.

(3) Foodland Interim Dividend is incorporated to reflect the fact that Foodland shares will be trading cum the anticipated Interim Dividend. The Independent Expert's valuation is ex this dividend.



4. Why you should accept the Offer



The market has recognised the substantial value of Metcash's Offer



An attractive price for your underperforming Foodland Australia



Choice of Cash or Metcash A Shares for Foodland Australia



Opportunity to share in the expected synergies



Retain the benefit of your well positioned and better performing Foodland New Zealand



Foodland's share price is likely to fall in the absence of Metcash's Offer

Why you should accept the Offer

The market has recognised the substantial value of the Metcash Offer

- Whilst Foodland argues that the separation of the Foodland Australia and Foodland New Zealand businesses *"appears to ignore the synergies created by the current business portfolio and the potential negatives of breaking up this portfolio,"*[5] the market supports a different view
- Since the announcement of Metcash's Offer, Foodland's share price has risen by approximately 24%, or $4.61[6] per share

Value recognised in Foodland share price following Metcash Offer


Pre Announcement
Post Announcement
25.00
24.00
23.00
22.00
21.00
20.00
19.00
18.00
17.00
16.00
Foodland share price ($)
Foodland argues your share price has reflected the benefits of keeping the Australian and New Zealand portfolio together during the period prior to Metcash's announcement
+24% increase
+$4.61 per share
Metcash Offer for Foodland announced
Jul 04
Aug 04
Sep 04
Oct 04
Dec 04
Jan 05

Source: Iress

5 Foodland company announcement.

6 Based on Foodland's one month volume weighted average price to 3 December 2004 of $19.21 and the one month volume weighted average price to 12 January 2005 of $23.82.



Why you should accept the Offer

An attractive price for your underperforming Foodland Australia

- Over the last 4 full financial years, Foodland Australia has underperformed as evidenced by:
  - EBITA margins declining by 26%
  - sales per square metre declining by 5%[7]

  despite significantly increasing capital expenditure from $25m to $82m, representing an increase of 230%. Capital expenditure is forecast to increase again in 2005[8]

Declining EBITA Margins Relative to Peers

- Foodland Australia's EBITA margins have declined over the past 4 full years, whilst Coles Myer's, Woolworths' and Metcash's EBITA margins have increased over the same period[9]

Foodland Australia – declining EBITA margins


Declining EBITA margins
5.0%
4.0%
3.0%
2.0%
EBITA margins (%)
4.9%
4.0%
3.9%
3.6%
3.3%
Aug 01 (A)
Aug 02 (A)
Aug 03 (A)
Aug 04 (A)
2HY Aug 04 (A)

Source: Foodland company announcements
(1) Foodland Australia EBITA margins based on reported EBITA for Australia retail and wholesale, excluding reported property EBITA and corporate costs, divided by sales for Australia retail and reported net external sales for wholesale, excluding other operating revenue. Property EBITA has been excluded in order to present EBITA margins on a more comparable basis due to the recent sale of a large proportion of Foodland's property portfolio.

7 The trend of declining sales per square metre relates to Foodland Australia's retail sales only, and is assessed on the basis of the average trading area for the relevant financial year.
8 Based on Foodland's historical and forecast segmental capex disclosure from company announcements.
9 Based on Coles Myer and Woolworths respective food and liquor divisions. Whilst Coles Myer does not report segmental EBITA, its segmental EBIT margins have been increasing over the referenced period.

Why you should accept the Offer

- The multiple offered by Metcash is within the range of comparable transactions. It is:
  - 12.2 times forecast 2005 EBITA, based on the Independent Expert's midpoint value for the Metcash A Share Alternative
  - 10.0 times forecast 2005 EBITA, based on the Cash Alternative

Foodland Australia – An Attractive Forecast Multiple


15.0x
10.0x
5.0x
0.0x
EV / Forecast EBITA (x)
12.9x
12.2x
11.5x
10.8x
10.0x
Woolworths / ALH
Metcash A Share Alternative - midpoint[1]
Foodland / Woolworths NZ
Foodland / Progressive
Metcash Cash Alternative[2]

Source: Precedent transaction multiples sourced from Independent Expert's Report
(1) Metcash A Share Alternative midpoint based on midpoint of Independent Expert's valuation range for Metcash A shares of $3.61, equating to an equivalent value of $8.80 per Foodland share.
(2) Metcash Cash Alternative based on Cash Offer of $7.18 per Foodland share.
(3) Foodland Australia's forecast EBITA is based on the midpoint of the Independent Expert's high and low 2005 EBITA forecast, plus forecast property EBITA attributed to Foodland Australia as per broker forecasts.



Why you should accept the Offer

Choice of Cash or Metcash A Shares for Foodland Australia

- Foodland shareholders that choose the Cash Alternative will not incur any brokerage costs which may be incurred if you choose to sell your Foodland shares on the market
- Foodland shareholders that choose the Metcash A Share Alternative should receive the additional benefit of capital gains tax rollover relief on the consideration received for Foodland Australia
- The potential for rollover relief is particularly attractive for shareholders with a low entry price and high marginal tax rates who would otherwise derive a taxable capital gain on disposal of their Foodland shares
- Rollover relief is not available for the Cash Alternative or by selling your Foodland shares on the market

Ability to Choose Cash or Metcash A Shares for Foodland Australia


Cash Alternative
OR
Metcash A Share Alternative[1]
$7.18 per Foodland share
$7.49 per Foodland share - low
$10.10 per Foodland share - high

(1) Metcash A Share Alternative based on Independent Expert's valuation range for Metcash A Shares of $3.07 to $4.14 multiplied by the Exchange Ratio of 2.44.

Why you should accept the Offer

Opportunity to share in the expected synergies

- By becoming a shareholder in Metcash you will benefit from the value generated from the integration of Foodland Australia with Metcash's profitable existing business which has a stronger position in the wholesale grocery and liquor industries in Australia
- The combination of Foodland Australia and Metcash's existing business is expected to generate the following benefits:
  - improved buying power
  - supply chain and logistics benefits
  - costs savings
- As a Metcash shareholder you will benefit from strong management with a proven track record

Return on Capital – a Proven Track Record



Return on capital employed (%)
35%
30%
25%
20%
15%
10%
5%
0%
15%
12%
21%
14%
29%
15%
34%
17%
2001
2002
2003
2004
Metcash
Foodland

Source: Metcash and Foodland company announcements
(1) Return on capital employed defined as EBITA divided by average capital employed. Capital employed is defined as total assets less all non interest bearing liabilities.



Retain the benefit of your well positioned and better performing Foodland New Zealand

- Whilst Foodland New Zealand is an attractive business, retailing does not fit within Metcash's wholesale business model. Under Metcash's Offer, Foodland shareholders will be returned ownership of Foodland New Zealand
- Metcash believes that Foodland New Zealand, as a separate listed entity with a leading market position and stronger margins, will be a more attractive investment proposition and is likely to have enhanced strategic appeal
- The separation of Foodland New Zealand is expected to unlock value for all Foodland shareholders as Foodland Australia is a major impediment to a takeover offer for Foodland
- The Independent Expert has valued Foodland New Zealand in the range of $13.65 to $16.09 per share, which equates to a market value of between $1.6 billion to $1.9 billion. This should place Foodland New Zealand within the ASX 200

Foodland New Zealand – Key financial metrics

	2004 A	2005 F	2006 F
Total sales	3,558	3,814	3,935
Total EBITA[1]	159	174	181
Total EBITA margin	4.5%	4.6%	4.6%
Total assets[2]	2,318	n.a.	n.a.
Net assets[2]	1,773	n.a.	n.a.

Source: Independent Expert's Report, based on averages of broker forecasts.

1 *EBITA is pre corporate costs and property income.*

2 *The Independent Expert has not disclosed forecast total or net assets.*

Foodland's share price has risen 24% since the announcement of Metcash's Offer – in the absence of another offer, the Foodland share price is likely to fall

- Since listing on the ASX in 1990, Foodland's share price has never traded at the prices experienced since the Metcash announcement on 6 December 2004
- If Metcash's Offer does not proceed, you will continue to own your shares in Foodland which will remain listed on the ASX and will continue to own both Foodland Australia and Foodland New Zealand
- Should the Metcash Offer for Foodland not proceed, and in the absence of another offer, it is likely that the Foodland share price will fall

Potential downside risk to Foodland share price


Pre Announcement
Post Announcement
25.00
22.50
20.00
17.50
15.00
Foodland share price ($)
Jan 03
May 03
Oct 03
Mar 04
Aug 04
Jan 05
Metcash Offer for Foodland announced
Potential downside risk

Source: Iress

THE METCASH DIRECTORS STRONGLY ENCOURAGE YOU TO ACCEPT THE METCASH OFFER IN ORDER FOR YOU TO MAXIMISE THE VALUE OF YOUR FOODLAND SHARES



5. Four key structural aspects of Metcash's Offer

i Will the Metcash Offer proceed regardless of the outcome of the Capital Reorganisation?

- Yes. The Metcash Offer for your Foodland shares is NOT conditional on the outcome of the Capital Reorganisation
- On 6 December 2004, when Metcash announced its intention to make this Offer for Foodland, it also outlined its intention (subject to approval by Metcash and Metoz shareholders) to implement a Capital Reorganisation which will result in the establishment of a new group holding company ("Newco" – later to be renamed Metcash Limited) and the acquisition of the entire issued share capital of Metcash's (52%) majority shareholder, Metoz Holdings Limited (Metoz)
- This process is underway by way of two Schemes of Arrangement (the Metoz Scheme and the Metcash Scheme) which are scheduled to be voted on at separate Scheme meetings on or around 22 March 2005

For further information refer to Section 10.2

ii How will Metcash achieve the separation and listing of Foodland New Zealand?

- After the Offer and compulsory acquisition have been completed, Metcash intends to consolidate ownership of Foodland New Zealand into a single company, NZ Holdco
- Metcash then proposes to cancel the NZ Shares and replace them with shares in NZ Holdco (**NZ Holdco Transfer**). It is proposed that NZ Holdco will immediately apply for listing on the ASX to be effective once the transfer is complete
- The NZ Holdco Transfer requires approval from the ordinary shareholders of Metcash (excluding those who also hold NZ Shares). If the Capital Reorganisation is Effective, Newco can give this approval. If the Capital Reorganisation is not Effective, Metoz has indicated to the Metcash Board in writing that it will vote in favour of the Transfer
- Whilst the NZ Shareholders must separately approve the NZ Holdco Transfer, the Metcash constitution provides that each NZ Shareholder pre-agrees to vote in favour of the NZ Holdco Transfer. This means that the vote of NZ Shareholders will be passed with full support

For further information, refer to Section 14.4

iii Who will run Foodland New Zealand once it is a separate listed entity?

- Metcash believes it is appropriate and in the best interests of all Foodland shareholders for the existing board of Foodland to serve Foodland Shareholders as the board of Foodland New Zealand once it is separately listed. Accordingly, following completion of the Offer, Metcash will invite the existing directors of Foodland to become the directors of Foodland New Zealand
- If fewer than four Foodland directors elect to take up places on the board of Foodland New Zealand, Metcash will facilitate the appointment of appropriate and experienced board members to the board of Foodland New Zealand. Metcash has commenced the process of identifying and discussing potential candidates for the Board of Foodland New Zealand and expects to be able to provide further details once the position of the existing Foodland directors is known. Any appointment of replacement directors will be subject to ratification by Foodland New Zealand shareholders at the first general meeting of Foodland New Zealand

For further information refer to Section 14.3(i)

iv Why is Metcash issuing Metcash A Shares and NZ Shares?

- If the Capital Reorganisation proceeds, the ultimate parent company of Metcash will be Newco. If the Capital Reorganisation does not proceed, Metcash will remain the ultimate parent company. The issue to you of Metcash A Shares is to ensure that you will be issued shares in the ultimate holding company of Metcash, irrespective of the outcome of the Capital Reorganisation
- Fundamental to the Offer is the concept that Metcash is seeking to acquire only the Australian assets of Foodland and allow Foodland shareholders to retain their interest in Foodland's New Zealand business. This will be achieved by issuing Foodland shareholders with NZ Shares followed by a transfer of NZ Shares in return for NZ Holdco Shares. NZ Holdco will be the ultimate holding company for Foodland New Zealand
- Capital gains tax rollover relief should be available for Foodland shareholders who accept Metcash A Shares and NZ Shares. In addition, any capital gain should be disregarded on the conversion or exchange of Metcash A Shares to Metcash or Newco ordinary shares

For further information refer to Sections 14.4 and 18

This Section 5 is a summary only. It should be read in conjunction with the rest of this Bidder's Statement, which describes the Offer in more detail and contains additional important information about it.



6 Summary of the Offer

The Offer

Metcash offers to buy all of your Foodland Shares for:

- 2.44 Metcash A Shares or $7.18 in cash; and
- 1 NZ Share,

each, on the terms set out in Section 23 of this Bidder's Statement.

Metcash A Share adjustment mechanism

If the Capital Reorganisation is Effective, the 2.44 Exchange Ratio will be adjusted for the effect of the Rights Issue. The Exchange Ratio will be adjusted in accordance with the following formula:

$$2.44 \times \frac{\text{5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date}}$$

Closing Date

The Offer is scheduled to close at 7.00pm (Sydney time) on 22 April 2005, unless extended.

Payment Date

Metcash will provide the consideration to you on or before the earlier of:

- 1 month after the date of your acceptance or, if the Offer is subject to a defeating condition when you accept, 1 month after the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

No brokerage

You will not pay any brokerage costs if you accept the Offer.

Conditions

The Offer is subject to a number of conditions including:

- regulatory approval;
- no material change;
- financing; and
- minimum acceptance.

Full details of all of the conditions are set out in Section 23.9.

Further information

If you have any queries in relation to the Offer or its acceptance, please contact the Australian toll-free Foodland Offer Information Line on 1300 766 010 (callers from Australia).

Callers outside Australia should call +61 2 9240 7455 (normal call charges apply).

Please note that in order to comply with legal requirements, any calls to these numbers will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers of Metcash or its advisers.

7 What you should do

Step 1 Read the Bidder's Statement.

Step 2 Consider the information provided on Metcash and Foodland, including all the risk factors set out in Section 19 of the Bidder's Statement.

Step 3 Read the Target's Statement to be provided by Foodland.

Step 4 Consult your broker, financial or other professional adviser if you are in any doubt as to what action to take or how to accept this Offer. If you have any queries on the Offer, you may also call the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia) if you require assistance. For legal reasons, calls to these numbers will be recorded.

Step 5 Validly accept this Offer.

How to accept the Offer

You may only accept the Offer for all of your Foodland Shares. To accept the Offer:

- **if your Foodland Shares are held on Foodland's issuer sponsored sub-register, complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form before the Offer closes; or**
- **if your Foodland Shares are in a CHESS Holding, either:**
  - **complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form; or**
  - **call your broker and instruct your broker to accept the Offer on your behalf, before the Offer closes; or**
- **if you are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes.**

Instructions on how to accept are also set out on the enclosed Acceptance Form.

Delivery and mailing addresses

Please use the reply paid envelope enclosed with this Bidder's Statement.

Alternatively, the mailing address is:

Registries Ltd
PO Box R67
Royal Exchange
SYDNEY NSW 1223

You may also deliver the Acceptance Form and any associated document to:

Registries Ltd
28 Margaret Street
SYDNEY NSW 2000



8 Key questions and answers

8.1 Offer consideration and structural issues

What is Metcash offering for each Foodland Share?

- 2.44 Metcash A Shares or $7.18 cash; and
- 1 NZ Share.

What is a Metcash A Share?

A Metcash A Share is a preference share which, once issued, carries an entitlement to a dividend of not less than that paid on a Metcash ordinary share. The Metcash A Share gives sufficient flexibility to ensure that, regardless of the outcome of the Capital Reorganisation, you will have an ordinary share in Metcash or its ultimate holding company.

What is an NZ Share?

An NZ Share is a preference share which has an economic entitlement to the profits of Foodland New Zealand. Dividends declared by Foodland New Zealand will be paid to NZ Shareholders, net of taxes. NZ Shares are being issued to enable Metcash to transfer ownership of Foodland New Zealand to Foodland Shareholders after the Offer. Metcash will apply for these shares to be listed immediately following the Offer becoming unconditional as securities of Metcash to facilitate immediate trading. (See below "What happens to the NZ Shares?")

Will the 2.44 Metcash A Shares be adjusted at any time?

If the Capital Reorganisation is Effective, the Exchange Ratio will be adjusted for the effect of the Rights Issue according to the formula in Section 10.5. The adjustment will ensure that Foodland Shareholders are not disadvantaged by the value adjustment that occurs because of the proposed Rights Issue.

When will the Metcash A Shares and Metcash NZ Shares list?

Metcash A Shares and Metcash NZ Shares will commence quotation on ASX as soon as practicable after the Offer becomes unconditional.

What happens to the Metcash A Shares?

If the Capital Reorganisation is Effective, each Metcash A Share will be exchanged into one Newco ordinary share on the completion of this Offer and compulsory acquisition. If the Capital Reorganisation is not Effective, each Metcash A Share will convert into one Metcash ordinary share on the completion of this Offer and compulsory acquisition.

Why is Metcash waiting until compulsory acquisition before conversion or exchange of Metcash A Shares?

Metcash must ensure that all Foodland Shareholders receive the same consideration whether under the Offer or compulsory acquisition. Therefore Metcash cannot exchange or convert the Metcash A Shares until all Foodland Shareholders who accepted the Metcash A Share Alternative have received their Metcash A Shares.

What happens to the NZ Shares?

After the Offer and compulsory acquisition have been completed, Metcash proposes to cancel the NZ Shares in exchange for the transfer of shares in NZ Holdco, subject to obtaining the approval of Metcash ordinary shareholders (excluding those who also hold NZ Shares) and NZ Shareholders at that time (the **NZ Holdco Transfer**). It is proposed that NZ Holdco will immediately apply for listing on ASX to be effective once the transfer is complete.

What is NZ Holdco?

NZ Holdco is an Australian company which is a wholly owned subsidiary of Metcash. Following a corporate restructuring, NZ Holdco is intended to become the holding company for Foodland New Zealand and will ultimately be renamed.

How long will it take before the NZ Holdco Shares are listed?

Following the completion of compulsory acquisition, it is expected that the process culminating in the NZ Holdco Transfer will take between 3 and 6 months.

Who meets the costs of the NZ restructure?	NZ Holdco will meet the costs associated with the restructure of Foodland New Zealand and the NZ Holdco Transfer.
What are the approvals required for the NZ Holdco Transfer?	The NZ Holdco Transfer requires approval from ordinary shareholders of Metcash (excluding those who also hold NZ Shares). If the Capital Reorganisation is Effective, Newco can give this approval. If the Capital Reorganisation is not Effective, Metoz has indicated to the board of Metcash in writing that it will vote in favour. The NZ Shareholders must separately approve the NZ Holdco Transfer. The Metcash constitution provides that each NZ Shareholder pre-agrees to vote in favour of the NZ Holdco Transfer. This means that this vote will be passed with full support. It is expected that meetings to consider the NZ Holdco Transfer will be held after the completion of the Offer and compulsory acquisition (allowing time to comply with statutory requirements).
What happens if the NZ Holdco Transfer cannot occur?	Metcash considers this scenario highly unlikely. The terms of the NZ Shares are intended to protect the interests of the holders in the event that the NZ Holdco Transfer cannot be achieved. In that unlikely event, Metcash is obliged to use its best endeavours to complete an alternative transaction having a similar effect, or to dispose of Foodland New Zealand and effect a distribution of proceeds. In any event, until that time, the NZ Shares should continue to trade on ASX and will reflect the economic value of the Foodland New Zealand business.
Will I pay tax on receipt of Metcash A Shares or NZ Shares or on cancellation of NZ Shares?	You should be eligible for CGT roll-over relief if you accept Metcash A Shares and NZ Shares. In addition, any capital gain should be disregarded on the conversion or exchange of Metcash A Shares to Metcash or Newco Shares. There should be no tax consequences for you from the cancellation of NZ Shares and the transfer of shares in NZ Holdco. For further information, see the taxation report in Section 21.
What is the Capital Reorganisation?	The Capital Reorganisation will result in the acquisition of the entire issued share capital of Metcash's majority shareholder, Metoz. It will be implemented through schemes of arrangement in Australia and South Africa. If the Schemes are Effective, Metoz will no longer control Metcash. The Offer and the Capital Reorganisation are separate proposals and are not dependent upon each other.
What is Newco?	The Newco Project X Limited (**Newco**) is a newly incorporated Australian company which, if the Capital Reorganisation becomes Effective, will acquire Metoz Holdings for cash and the remainder of Metcash in exchange for Newco Shares. Subject to ASX approval, Newco will become listed on the ASX after the Capital Reorganisation and will change its name to Metcash Limited. In this event Shareholders (other than Metoz) will become shareholders of Newco, Newco will own 100% of the ordinary shares of Metcash, and the current Metcash Board of Directors will be appointed to the Newco Board.
Who is Metoz?	Metoz is currently Metcash's major shareholder. It is a South African listed company. Its only material asset is its current approximately 52% interest in Metcash.
Are the Offer and Capital Reorganisation conditional on each other?	No. This means that if the Capital Reorganisation does not receive all necessary approvals, the Offer can continue.



8.2 Offer terms and conditions

How do I accept the Offer?	To accept the Offer either: □ if your Foodland Shares are held on Foodland's issuer sponsored sub-register, complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form before the Offer closes; or □ if your Foodland Shares are in a CHESS Holding, either: – complete and sign the Acceptance Form enclosed with this booklet and return it to the address indicated on the form; or – call your broker and instruct your broker to accept the Offer on your behalf, before the Offer closes; or □ if you are a Participant, initiate acceptance of the Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the Offer closes. If you have any further questions about acceptance, then please call the Australian toll-free Offer Information Line on 1300 766 010 (for callers within Australia) or +61 2 9240 7455 (for callers outside Australia, for which normal charges apply). For legal reasons, calls to these numbers will be recorded.
Can I accept the offer for part of my holding?	No. You cannot accept for part of your holding. You may only accept the Offer for ALL of your Foodland Shares.
Can I withdraw my acceptance?	Under the terms of the Offer, you can withdraw your acceptance at any time up until: □ that time when Metcash announces that its voting power in Foodland is at least 90%; or □ 7.00pm on the day Metcash declares the Offer to be unconditional. You may also be able to withdraw your acceptance if the Offer is extended by a month or more.
Can I re-accept the Offer after I have withdrawn my acceptance?	Yes. Please call the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 to request an additional Acceptance Form, or talk to your CHESS sponsor or broker about initiating acceptance.
What happens if I do not accept?	If you do not accept the Offer and the Offer is successful, your Foodland Shares may be compulsorily acquired. You will be provided the Offer Consideration at the conclusion of this process. You will receive the Offer Consideration sooner if you accept the Offer.
When does the Offer close?	The Offer is currently scheduled to close on 22 April 2005, unless extended.
Can Metcash extend the Offer Period?	Yes, the Offer can be extended at Metcash's election. Foodland Shareholders will receive written notification of any extension.
Will I receive Foodland's interim dividend?	Yes. Foodland Shareholders can retain any anticipated interim dividend declared by Foodland up to an amount of $0.43 per share without there being an adjustment to the Offer Consideration. Where Foodland's dividend or other distributions exceed this amount, the Offer Consideration will be reduced accordingly.
Can I sell the shares I receive from accepting the Offer on the market?	Yes. Metcash A Shares and NZ Shares will be quoted on ASX subject to ASX approval. If granted, you will be able to sell the shares you receive on ASX. The Metcash A Shares will ultimately convert or exchange into Metcash or Newco Shares, which will be quoted on ASX. It is intended that the NZ Shares will be converted into NZ Holdco Shares, which are also intended to be quoted on ASX.
What if I am a Foreign Shareholder?	If you are a Foreign Shareholder and are unable to hold the securities issued by Metcash on acceptance of the Offer, then any Metcash Shares which would otherwise be issued to you under the Offer will be held by a nominee who will sell those shares on the market and remit the cash proceeds of sale to you.

8.3 General

How is Metcash different from Foodland?	Metcash is a specialist wholesaler and grocery distributor primarily concentrated on the eastern seaboard and in South Australia. Metcash believes that it has a unique and highly successful wholesale and distribution model. Metcash has consistently grown sales and profits in recent years. Metcash believes that it should not compete with its customers, and so does not engage in any retail operations. Foodland has a different approach, mixing retail and wholesale activities and competing with its wholesale customers in the retail segment. Metcash does not believe that this approach is the best approach for achieving value for shareholders and customers in the current market environment.
What will Metcash do with Foodland Australia?	Metcash intends to integrate Foodland's wholesale operations with its existing operations. Metcash expects to realise economies of scale, improved buying power, supply and logistics benefits and cost savings as a result of the merger. Metcash currently intends to sell Foodland Australia's retail operations to independent retailers or management and employees of the stores. It is expected that these retail operations will be incorporated within the IGA network.
Why does Metcash not want Foodland New Zealand?	Whilst Foodland New Zealand is an attractive business, retailing does not fit within Metcash's wholesale business model.
Who runs Metcash and how successful are they?	Metcash is one of Australia's top 150 listed companies with a market capitalisation of approximately $2.5 billion. The Chairman is Carlos dos Santos and Andrew Reitzer is the Chief Executive Officer. Since Metoz appointed management in Davids (as Metcash was then known) in 1998, the Metcash share price has increased substantially (293% appreciation to 12 January 2005). Most of the current senior management of Metcash have been with Metcash for many years and will remain with Metcash after the Offer and Capital Reorganisation.
Where can I obtain further information if I have outstanding questions?	For further information you can call the Offer Information Line on 1300 766 010 (for callers within Australia) or +61 2 9240 7455 (for callers outside Australia). For legal reasons, calls to these numbers will be recorded.

Metcash A Shares and NZ Shares: a quick guide

Attribute	Metcash A Shares	NZ Shares
Type of share	Preference	Preference
Ranking	Rank ahead of ordinary shares	Rank ahead of Metcash A Shares and ordinary shares
Dividend rights	Preferential entitlement to same dividend as Metcash ordinary shares	Preferential entitlement to a dividend determined by reference to dividends received from Foodland New Zealand
Consequence of non-payment of dividend	No dividend paid on ordinary shares	No dividend to be paid on Metcash A Shares or ordinary shares. If Foodland New Zealand has paid a dividend to NZ Holdco, NZ Shareholders will receive that dividend, net of tax.
Voting rights	Only in certain circumstances	Only in certain circumstances
Rights on a winding up	Preferential entitlement to share of residual value of Metcash Australia	Preferential entitlement to share of residual value of Foodland New Zealand
Conversion or exchange	Convert to Metcash ordinary shares if Capital Reorganisation unsuccessful Exchange to Newco ordinary shares if Capital Reorganisation successful	Will be cancelled and replaced with ordinary shares in NZ Holdco if the NZ Holdco Transfer is successful
Other special features	–	Irrevocable proxy to vote in favour of the NZ Holdco Transfer
Listed on ASX	Yes, subject to ASX consent	Yes, subject to ASX consent

9 Profile of Metcash

9.1 Profile of Metcash

(a) Introduction

Metcash is a leading marketing and distribution company operating in the grocery and liquor industries in Australia and also in the New Zealand liquor market. The company operates through three business pillars:

- IGA Distribution (**IGA**) is Australia's largest grocery wholesaler operating on the eastern seaboard of Australia and in South Australia and provides specialist marketing and distribution services to independent grocery retailers;
- Australian Liquor Marketers (**ALM**) is the largest broad range liquor wholesaler in Australia and New Zealand, supplying independent licensed liquor retailers, hotels and restaurants; and
- Campbells Cash & Carry (**CCC**) is a wholesale distributor of groceries, liquor and confectionery to the convenience retail sector.

In Metcash's selected markets as distributors and marketers of groceries and liquor to independent retailers, the businesses complement each other. IGA and ALM deliver groceries and liquor respectively by pallet loads from major distribution centres while CCC focuses on the convenience market segments, supplying similar products but in smaller volume orders.


Metcash (FY04)
• Sales: A$7.2bn
IGA Distribution
• Sales: A$4.0bn
• 4,500 independents of which 1,052 are IGA bannered stores
ALM
• Sales: A$2.2bn
• 13,000 hotels, liquor stores, restaurants
CCC
• Convenience stores
• Petrol stations
• 80,000 customers

(b) Overview of Divisions

IGA

IGA is the main grocery wholesaler for independent supermarkets in South Australia and on the eastern seaboard of Australia. IGA operates eight strategically situated distribution centres which carry approximately 21,000 stock keeping units serving the dry grocery, chilled, frozen and general merchandise requirements of approximately 4,500 independent retailer grocery accounts. These independent retailers' stores have a national market share of approximately 13.3%[1].

IGA is an internationally recognised supermarket brand currently trading in 38 countries worldwide. Metcash has developed the IGA brand significantly over the last 5 years. The brand is sublicensed to independent supermarket operators who meet minimum entry criteria and standards. Metcash has exclusive rights to use the IGA brand in the areas in which IGA operates in Australia.

Metcash provides marketing programs and retail services to build the IGA brand and independent IGA businesses.

1 AC Neilson



The IGA brand has successfully been marketed through three channels of operation to suit the consumer demographic and target market that the stores serve. These are:

Super IGA	280 stores
IGA and IGA Everyday	472 stores
IGA X-press and Friendly Grocer IGA/Other	300 stores
Total IGA stores	1,052 stores

Metcash's second largest banner customer is Foodworks, which recently merged with another Metcash customer, Australia United Retailers. Foodworks operates 687 stores in Queensland, Victoria, New South Wales, Tasmania and Western Australia (under brand licence).

IGA has developed strategic relationships with major multi-store customers to secure long term supply contracts and assist them in growing their store networks. Metcash provides a comprehensive range of support services to these independent retailers. These services include retail systems support, in-store training, and a range of specialist personnel. Metcash service teams are an integral part of the growth and future development of independent businesses.

Metcash remains innovative and competitive. Recent initiatives include the:

- **launch of a competitive petrol offer:** consumers can buy petrol at any service station, and receive the equivalent of a 4 cent per litre discount off their grocery purchases when they spend A$30 or more at selected IGA stores in New South Wales and Queensland. The Offer is also being extended into South Australia and Victoria;
- **expansion of the IGA network:** Metcash assists and supports strong investment by retailers in their businesses with 52 new stores, 46 major refurbishments and 22 extensions underway as at the date of this Bidder's Statement;
- **development of corporate brands:** these include:
  - IGA Way of Life – catering to nutritional requirements and life choices;
  - IGA Deli Shoppe – pre packed self service range; and
  - IGA Kool – pre packed fresh produce range; and
- **implementation of voice directed order selection:** Metcash has installed voice directed "picking" into seven of its major distribution centres over the past 2 years and will have completed nine by April 2005. This best practice technology has driven a productivity improvement of approximately 10% across each facility and has reduced customer claims (regarding accuracy of deliveries) by approximately 70%.

Australian Liquor Marketers

ALM is the leading liquor wholesaler in Australia (based on turnover), and through its wholly owned subsidiary, Tasman Liquor Company, is the leading wholesaler in New Zealand (again, based on turnover). ALM operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, beer and spirit requirements of more than 13,000 licensed premises. ALM has invested heavily in improved systems and infrastructure to better serve customers and suppliers, and to become an integral part of an efficient route to market for the independent retailers.

ALM has sought to protect its customers and its own market share by implementing and encouraging banner consolidation and by working closely with both internal and external banner groups to ensure they are competitively positioned in the market. This year Metcash successfully launched Independent Brands Australia (**IBA**), forming a strong force in independent liquor retailing. IBA manages the Cellarbrations, Liquorwise, Cheeers and Liquor Force brands. The group has successfully consolidated over 1,200 independent retailers into the following groups:

- "Cellarbrations": a high compliance, consumer-focused "retail brand" currently with 195 stores;
- "Cheeers": a disciplined marketing banner but with a reduced promotional program, currently with 102 stores;
- "Liquor Force": a "buying group" with 740 members having access to various promotional programs; and
- the hotel channel comprising "Liquorwise" with 128 outlets and "The Local Liquorwise" with 100 outlets.

Campbells Cash & Carry

CCC operates as a specialist distributor to the $3.8 billion per annum[2] convenience store market. The business operates wholesale cash and carry warehouses across New South Wales, Victoria, Queensland, South Australia and the Northern Territory carrying 12,000 liquor, food service, grocery, dairy, frozen, confectionery and tobacco products. CCC operates 44 Cash & Carry branches, four Convenience Store Distribution outlets (**C-Store Distribution**) and six Specialist Confectionery Wholesale outlets. CCC services over 80,000 customers in the food service, liquor, convenience and confectionery markets.

Key segments are:

- C-Store Distribution – which targets those customers who have larger stores, place orders electronically and require regular scheduled deliveries. C-Store Distribution has forged a reputation as a leader in the "single pick" convenience market and serves the growing corporate and multi-site independent convenience store market;
- Lucky 7 – CCC's banner group of independently owned convenience stores in New South Wales, Victoria, South Australia, Queensland and the Northern Territory. CCC has built this banner for its smaller retail outlets. As at 31 December 2004, there were 131 Lucky 7 stores in operation; and
- The Collective Buying Group – a marketing group operating in all the markets where CCC is represented. It offers independent retailers benefits through reward programs and, specifically, assists milk bars, mixed businesses and convenience stores.

CCC's key competitive advantages are the range of products sold, the depth and location of its distribution network and cost effectiveness of its convenience store distribution system.

9.2 History of Metcash

Metcash, formerly known as Davids Limited (**Davids**), was founded in 1927 by Mr Joe David. In 1998, the South African group Metoz (formerly Metro Cash and Carry Limited) acquired a 76% stake in Davids. The company had incurred a loss in the year prior to acquisition of $240 million after tax with the write-off of $266 million of abnormal items. Following the acquisition, new management was appointed and the company implemented a focused restructuring plan to return the company to profitability. Substantial assistance was provided by Metoz in providing new management, rebuilding IT systems, developing merchandising strategies and verifying the integrity of financial systems. As part of the restructuring the company sold to its customers, or closed, its company-owned retail stores to focus on wholesaling, reduced the number of store banners to enable a more focused marketing approach and regained the support of customers and suppliers.

The key "turnaround" strategies included:

- adopting the principle of not competing with its retail customers;
- rebuilding supplier relationships;
- becoming a low cost distributor;
- developing strong retail brands and marketing programs;
- focusing on wholesale distribution and supporting independent retailers;
- building a strong team of competent and motivated people;
- promoting Metcash's image as the "Champion of the Independent Retailer"; and
- building a national network of wholesale warehouses to supply and support independent liquor, grocery and convenience customers.

In April 2001, Metcash managed the acquisition by its customers of 120 Franklins supermarket stores and the conversion of the stores into IGA stores. Metcash also sold its loss making John Lewis Food Service unit to focus on its core wholesaling businesses.

2 AACS – State of Industry Report 2003.



9.3 Metcash's strategy

The key objective of Metcash is to be the "Champion of the Independent Retailer". It has been a constant focal point for management and adhering to this goal is the cornerstone of the group's ongoing success. The clear intention of Metcash is not to compete with the independently owned retail stores which it supplies.

Metcash's strategy is to continue to improve internal efficiencies, drive costs down and add value to customer services. Continual investment in supply chain management, infrastructure and information technology will enable improvements in productivity, ensure customer needs are met and provide ready access to management information.

The success and prosperity of the independent grocery retailer is the key to Metcash's success. Metcash provides a comprehensive range of services to independent retailers, including retail system support on 24 hour call, in-store training and a range of specialist service personnel such as channel managers, business and fresh food managers. These service teams work with the individual retailers to grow both the brand and the individual businesses. Metcash also provides a retail development and store equipment service to assist in expanding, refurbishing or building new sites.

Metcash plans to expand its IGA distribution business through the acquisition of Foodland Australia. If the Offer for Foodland is successful, Metcash plans to divest Foodland's 82 Action stores in Western Australia, Queensland and Northern New South Wales to independent retailers, store managers and employees and become the wholesaler to these stores. The Foodland Australia acquisition is expected to generate an additional $2.0 billion per annum in wholesale revenue for Metcash.

Metcash has previously announced ambitions of expansion offshore, referred to as the "Fourth Pillar". If Metcash is successful with its acquisition of Foodland, Metcash plans to defer any offshore acquisition until it has completely integrated Foodland's Australian business into its current operations. Any opportunities previously considered have ceased indefinitely. However, should the Offer and/or the Capital Reorganisation not take place, there are other strategies and growth opportunities that may be pursued.

9.4 Overview of the Australian grocery market

The Australian food and liquor retailing market (in a traditional "supermarket" context) consists of chain stores, the two largest of which are Coles and Woolworths, and independent operators.

The market consists of:

- retail "chain" operations trading as supermarkets, liquor outlets and convenience stores. These include Woolworths, Coles, Franklins, Aldi and Action stores;
- independent retailers some of which operate under a banner name or brand name including IGA and Foodworks;
- wholesalers (including Metcash) who supply independent retailers with groceries, liquor and other goods; and
- wholesalers who supply groceries to independent retailers as well as their own owned and operated chain stores. Foodland is the only organisation that operates in this manner in Australia.

Of the total independent retail grocery market, Metcash supplies a clear majority of stores on the eastern seaboard of Australia and in South Australia.

Coles and Woolworths each operate their own warehouse operations supplying their own stores.

Figure 9.4.1 Estimated national grocery market share


Other 3%
Franklins 2%
Foodland 5%
Metcash 13%
Coles & Woolworths 77%

Source: AC Neilson

9.5 Directors and management

(a) Metcash's directors

Carlos S. Dos Santos CA(SA)
Position: Non-Executive Chairman of Metcash.
Date of appointment: 4 May 1998.
Other positions: Member of the Remuneration and Nomination Committee.
History: Mr Carlos dos Santos, a Chartered Accountant, is the Chief Executive of Metoz. He has 34 years industry experience.

A.E. (Ted) Harris, AC F Inst D, FAIM, FAICD
Position: Non-Executive Deputy Chairman of Metcash.
Date of appointment: 28 March 1994.
Other positions: Chairman of the Remuneration and Nomination Committee.
History: Mr Ted Harris served as Managing Director and Chief Executive Officer of the Ampol Group from 1977 to 1987. He was Chairman of Australian Airlines from 1987 to 1992. Since 1987 he has served as Chairman or a director of a number of public companies and government bodies. Currently, Mr Harris is Chairman of Arena Management (Sydney Entertainment Centre), Thakral Holdings, Australian Radio Network and St. Vincent's Clinic Foundation. He is Deputy Chairman of APN News and Media and a member of the International Advisory Board of Independent News & Media PLC, Ireland. He is a former Commissioner of the ABC and a former Chairman of the Australian Sports Commission and Institute of Sport from 1984 to 1994. He was a member of the Executive Board of the Sydney Olympics 2000 Bid Company. He is a Life Governor of the Melanoma Foundation.

Andrew Reitzer B Comm, MBL
Position: Chief Executive Officer of Metcash.
Date of appointment: 4 May 1998.
Other positions: N/A.
History: Mr Andrew Reitzer has 26 years experience in the retail/wholesale FMCG industry. He had 20 years experience with Metoz before joining Metcash. Previous positions at Metoz include Group Operations Director, head of operations in Russia and Israel, Marketing Director, IT Director and managing positions in various operating divisions of Metoz. Mr Reitzer is a director of Metoz.



Peter L. Barnes MBA (Melbourne), B Comm, (Hons)
Position: Non-Executive Director.
Date of appointment: 12 November 1999.
Other positions: Member of the Audit Risk and Compliance Committee, Member of the Remuneration and Nomination Committee.
History: Mr Peter Barnes is a director of News Corporation and Ansell Limited and Chairman of Samuel Smith & Sons Pty Ltd and Yalumba Wines. Mr Barnes was formerly an executive with Philip Morris International Inc and he also held several senior management positions in Australia and overseas including the position of Managing Director of Lindeman Holdings Ltd and President Asia Region based in Hong Kong. He was formerly the President of the Winemakers Federation of Australia.

Bernard J. Hale B Th (Canada)
Position: Executive Director, Chief Information Officer.
Date of appointment: 8 November 2000.
Other positions: N/A.
History: Mr Bernard Hale was formerly a director of Metoz. Mr Hale has 29 years of IT industry experience, 23 of which have been within the Metoz organisation. Previous positions held in Metoz include IT Operations Director, Group IT Director, Group Operations Director (Domestic) and Corporate Group IT Director. He was appointed Chief Information Officer of Metcash on 1 December 2002. Prior to being appointed to his current role, he served as a non-executive director of Metcash.

Michael Jablonski
Position: Executive Director, Group Merchandise Director.
Date of appointment: 4 May 1998.
Other positions: N/A.
History: Mr Michael Jablonski has 32 years experience in the food industry. Previous positions include: Merchandise Executive-Foods of OK Bazaars (1984), Merchandise and Marketing Director of Score Food Holdings Ltd (1987-1991), Deputy Group Merchandise Director of Metoz (1992-1996), Director of Distribution and Retail Development of Metoz (1996-1998). Since 1998, Mr Jablonski has been the Group Merchandise Director of Metcash and he is responsible for the Group's Merchandise, supplier relationships, and the income derived thereof.

Edwin Jankelowitz B Comm, CA (SA)
Position: Finance Director.
Date of appointment: 22 May 1998.
Other positions: N/A.
History: Mr Edwin Jankelowitz qualified as a Chartered Accountant in South Africa in 1966. From July 1967 to November 1979 he worked with Adcock Ingram Ltd in the Head Office where he was promoted over time to Group Company Secretary and then Finance Director. From January 1980 to March 1983, he worked as a consultant in business management and tax. From there he moved to Caxton Ltd where he worked as Finance Director, then Managing Director, then Chairman for the period 1983 to 1997. He has acted as chairman of other publicly quoted companies. Mr Jankelowitz has spent over 30 years in corporate offices of listed companies with excellent corporate governance reputations. He was a member of the Income Tax Special Court in South Africa for 20 years (1977-1997).

Lou Jardin
Position: Executive Director, CEO IGA Distribution.
Date of appointment: 24 May 2002.
Other positions: N/A.
History: Mr Lou Jardin has extensive industry experience, including owning and operating independent supermarkets and holding senior positions within a chain store environment, as well as warehouse and distribution operations. He held a senior position with Coles Myer for 11 years before joining Metcash in 1997 as the national manager of company owned stores. In 1998, Mr Jardin moved to Queensland as the State General Manager until his current appointment to the role of CEO IGA Distribution.

Richard A. Longes BA (Sydney), LLB (Sydney), MBA (UNSW)
Position: Non-Executive Director, Solicitor (non-practising).
Date of appointment: 4 January 2000.
Other positions: Chairman of the Audit Risk and Compliance Committee.
History: Mr Richard Longes has been a director of a number of public companies and a member of various government bodies and enquiries for 20 years. He is currently Deputy Chairman of Lend Lease Corporation Limited and a director of Boral Limited, the National Institute of Dramatic Art and Bangarra Dance Company. Mr Longes is an Executive Director of Investec Bank (Australia) Limited and was formerly a partner in Freehill Hollingdale & Page solicitors.

V. Dudley Rubin CA (SA), H Dip BDP, MBA
Position: Non-Executive Director.
Date of appointment: 4 May 1998.
Other positions: Member of the Audit Risk and Compliance Committee.
History: Mr Dudley Rubin has been Group Finance Director of Metoz since 1991, with 21 years' experience in the industry. He was originally involved with Score Food Holdings Ltd from 1979, prior to that company acquiring control of Metoz in 1991. Mr Rubin practised as a registered accountant and auditor for some 15 years after qualifying and has served on the boards of a number of listed companies.

Michael J. Wesslink BSc (Chem. Eng.) Syd, MBA (UNSW)
Position: Executive Director, CEO Australian Liquor Marketers.
Date of appointment: 24 May 2002.
Other positions: N/A.
History: Mr Michael Wesslink joined ALM in March 1998. He has worked in the liquor industry for over 30 years having previously held the Chief Executive positions of Tooheys Limited and The Swan Brewery Company Limited. More recently, Mr Wesslink worked as Managing Director of Amcor Containers Packing Asia, in managing and establishing packaging operations throughout Asia, particularly in China and Singapore.

(b) Metcash's management

Andrew Reitzer
Position: CEO of Metcash.
History: Refer to Section 9.5(a).

Ken Bean
Position: Chief Executive, Group Logistics and Corporate Development.
History: Mr Ken Bean has over 30 years' experience in the retail wholesale industry. Previously, he was General Manager of Coles Myer Logistics Pty Ltd and was also responsible for Coles Myer Asia's buying offices. Ken has also held senior roles in corporate development as well as finance and administration. He also has significant industrial property development experience and currently is Chairman of the Supply Chain Advisory Board to the Logistics Association of Australia.

Peter Dubbelman
Position: CEO Campbells Cash & Carry.
History: Mr Peter Dubbelman was appointed CEO of Campbells and C-Store Distribution in June 1998. He has over 20 years' experience in FMCG distribution at wholesale level, primarily in multi-site general management and operations. Peter has successfully initiated major growth of the wholesale business through the establishment of an effective network of CCC (including C-Store Distribution) warehouses which service the hospitality, liquor and convenience sectors in Australia.

Bernard J. Hale
Position: Executive Director.
History: Refer to Section 9.5(a).

Michael Jablonski
Position: Group Merchandise Director.
History: Refer to Section 9.5(a).

Edwin Jankelowitz
Position: Finance Director.
History: Refer to Section 9.5(a).

Lou Jardin
Position: CEO IGA Distribution.
History: Refer to Section 9.5(a).

David Johnston
Position: Chief Human Resources Officer.
History: Mr David Johnston joined Metcash in December 2001. He has 26 years experience in human resources with some of Australia's leading FMCG companies including Cadbury Schweppes and Simplot Australia at Senior Executive level. He has designed and implemented successful programs in executive development and brought about major culture change initiatives at a national and international level.

John Randall
Position: Company Secretary.
History: Mr John Randall joined Metcash in 1997, initially on a contract basis. He was previously Chief Financial Officer of Metal Manufactures Limited and Overseas Telecommunications Corporation Limited, President of the Accounting Foundation, University of Sydney, a former National President of the Group of 100, and NSW President and National Board member of CPA Australia. He was also appointed as a director of Newco in December 2004.

Michael Wesslink
Position: CEO Australian Liquor Marketers.
History: Refer to Section 9.5(a).

9.6 Financial profile of Metcash

(a) Disclosure regarding forward looking statements

The forecasts and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of Metcash to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 19.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Foodland Shareholders in assessing the proposed Offer. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Section 9.6(d).

(b) Metcash standalone financial information

Reference to financial information relating to Metcash standalone, refers to Metcash and its controlled entities on a consolidated basis.

The following financial information relating to Metcash on a standalone basis has been presented on an AGAAP basis:

- Historical statements of financial performance, earnings per share and statement of cashflow for the years ended 30 April 2003 and 2004.
- Historical statement of financial position as at 31 October 2004.
- Forecast statements of financial performance, earnings per share and statement of cashflow for the years ending 30 April 2005 and 2006.

Assumptions underlying the preparation of forecast financial information for Metcash standalone and details of the adjustments required to restate financial information under Australian IFRS are also explained.

(c) Basis of preparation

This Section 9.6 must be read in conjunction with Section 16.4.

(d) Metcash standalone

The financial information presented below relates to Metcash standalone and has been compiled assuming that neither the Capital Reorganisation nor the Offer were undertaken. Accordingly, the information below excludes any impact of:

- transaction costs Metcash will incur in connection with the Capital Reorganisation or Offer;
- the Equity Placement undertaken by Metcash on 6 December 2004;
- the Share Purchase Plan announced by Metcash on 6 December 2004.

Metcash will incur transaction costs of approximately $50 million if the Capital Reorganisation is not Effective and the Offer is unsuccessful. These costs relate to legal, funding, and advisory expenses.

If the Capital Reorganisation does not become Effective Metcash will incur a large portion of these costs prior to 30 April 2005, thereby potentially limiting the amount of any dividend that Metcash may declare and pay out from the profits generated in the 2005 financial year.

(1) Statement of financial position

The historical statement of financial position detailed below has been extracted from the half year financial report of Metcash as at 31 October 2004 and is prepared under AGAAP. Under half year reporting requirements Metcash's auditor, Ernst & Young, has reviewed this financial report.

	AGAAP
Year ending	31-Oct-04
A$ million	Historical[1]
Cash	19
Inventory	428
Accounts receivable	704
Property, plant and equipment	129
Intangibles	236
Other	14
Total assets	**1,530**
Debt	102
Accounts payable	881
Other	63
Total liabilities	**1,046**
Net assets	**484**
Equity	563
Retained earnings	(93)
Other	14
Total equity	**484**

Note:
1 Statement of financial position excludes impact of the $35 million (5.5 cents, per Metcash Share) interim dividend declared by Metcash on 25 November 2004 and paid on 15 December 2004 and the proposed 4.0 cent dividend (approximately $30 million. Refer to Section 10.4 for further detail).



(2) Statements of financial performance

The Metcash standalone historical statements of financial performance and statements of cashflow shown below have been compiled on an AGAAP basis and extracted from Metcash's audited consolidated statements of financial performance for the years ended 30 April 2003 and 30 April 2004. The forecasts for 30 April 2005 and 30 April 2006 are based on a number of assumptions which are set out in Section 9.6(d)(7). The forecast financial information for the year (52 weeks) ending 30 April 2005 has been based on the actual results for the 6 months to 31 October 2004 plus forecasts for the 6 months to 30 April 2005.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
A$ million	Historical		Forecast	
Sales	**6,696**	**7,174**[1]	**7,090**	**7,232**
Sales growth		7.1%	(1.2%)	2.0%
EBITDA	**181**	**211**	**222**	**231**
Depreciation	(23)	(20)	(24)	(26)
EBITA[2]	**158**	**191**	**198**	**205**
EBITA margin	2.4%	2.7%	2.8%	2.8%
Amortisation	(25)	(28)	(29)	(29)
EBIT	**133**	**163**[1]	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

Notes:

1 *Financial information for 30 April 2004 represents 53 weeks trading. For comparative purposes sales and EBIT for the 52 weeks ending 30 April 2004 were $7,044 million and $159 million respectively. The actual adjusted sales growth for the 52 weeks ending 30 April 2004 is 5.2% and the forecast adjusted sales growth for the year ending 30 April 2005 is 0.7%*

2 *In accordance with Metcash's current accounting policies finance lease amortisation ($5 million for the year ended 30 April 2003, $7 million for the year ended 30 April 2004 and forecast $7 million per annum for the 2 years ending 2006) has been classified as amortisation. In the 5 year review contained in Metcash's 2004 Annual Report, finance lease amortisation for these periods has been treated as depreciation*

(3) Earnings per share

Set out below is Metcash's standalone historic and forecast earnings per share for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
A$ million	Historical		Forecast	
Reported NPAT	**81**	**102**	**105**	**110**
Add goodwill amortisation	19	21	22	22
Adjusted NPAT	**100**	**123**	**127**	**132**
Weighted average shares outstanding	621	634	639	640
Basic EPS (cents)	**16.2**	**19.3**	**19.8**	**20.5**

(4) Statement of cashflow

Set out below is Metcash's standalone historic and forecast statement of cashflow for the financial periods ending 30 April 2003 to 30 April 2006.

	AGAAP			
Year ending	**30-Apr-03**	**30-Apr-04**	**30-Apr-05**	**30-Apr-06**
A$ million	Historical		Forecast	
EBITDA	181	211	222	231
Change in working capital	(26)	(31)	(22)	(19)
Tax paid	(34)	(41)	(57)	(59)
Net interest expense	(8)	(8)	(8)	(7)
Operating cashflow	**113**	**131**	**135**	**146**
Less capital expenditure	(28)	(26)	(28)	(29)
Less investments	(18)	(33)	(27)	(20)
Net cashflow pre financing	**67**	**72**	**80**	**97**

(5) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone, based on the historical statement of financial position as at 31 October 2004.

	AGAAP
	Metcash standalone
Net debt / EBITDA (2006)	0.4x
2006 EBITA / net interest (2006)	29.1x
Net debt / net debt + book equity	15%



(6) Management commentary on historical results

For ease of reference, the following brief commentary pertaining to the historical financial performance of Metcash, as contained in Metcash's annual reports for the years ending 30 April 2003 and 2004, is summarised below:

- Net profit after tax (**NPAT**) rose 25% from 30 April 2003 to 30 April 2004 to $102 million, based on 7.1% sales growth for the 53 week period, exceeding group forecasts.
- Operating cashflow (pre investments and financing) grew from $113 million to $131 million.
- The growth in earnings per share (before goodwill) from 30 April 2003 to 30 April 2004 of 19.3% from 16.2 cents to 19.3 cents facilitated the 28% increase in dividends declared out of the year's profits, to a fully franked 11 cents per share from the 8.6 cents per share of 2003.
- Each of Metcash's three businesses performed exceptionally well with solid improvements in sales and profits. The key focus of the Group was to grow sales and volumes whilst reducing the cost of doing business.
- Cost of doing business (includes the direct and indirect costs of operating the Group's businesses) reduced from 71% of gross profit in 2003 to 68% in 2004. This was and continues to be, a focus in each business division. The 2004 result was achieved by reducing costs through investment in new distribution technologies and rigorous control of cost/income relationships.

Further commentary relating to the historical financial results for Metcash for the years ending 30 April 2003 and 2004 can be sourced from each respective year's Annual Report.

(7) Forecast assumptions

The material and best estimate assumptions made by the directors in preparing the Metcash standalone forecast statements of financial performance and statements of cashflow for 2005 and 2006 are as follows:

General assumptions

- There will be no significant change in the economic conditions or in the competitive environment in which Metcash operates.
- There are no major investments by Metcash in new projects outside the core business of Metcash and no material sales of non-core assets.
- The company tax rate in Australia remains at 30%.
- There will be no material adverse change in any other taxes relevant to Metcash.
- There will be no material changes in the terms and conditions with customers and suppliers.
- There are no changes in applicable accounting standards or other mandatory professional reporting requirements in Australia (other than those pertaining to the application of Australian IFRS) which would have a material effect on the results of Metcash.
- Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements

Major trading assumptions

- The impact of the loss of the supply agreement between ALM and Australian Leisure and Hospitality Group (**ALH**) on 13 August 2004 has been taken into account. The agreement generated annual sales for ALM of approximately $140 million in the year ending 30 April 2004 and $41 million in the year ending 30 April 2005.
- The impact of the cessation of the supply agreement between IGA and Franklins in January 2005 has been taken into account. The agreement generated annual sales for IGA of approximately $600 million in the year ending 30 April 2004 and $450 million in the year ending 30 April 2005.
- Ongoing deterioration of convenience store sales resulting from the discount petrol schemes being offered by Woolworths and Coles.
- Organic sales growth at the current underlying growth rate (after adjusting for above factors) as applicable to each of Metcash's business divisions.

- Certain targeted revenue growth strategies applicable to each of Metcash's business divisions – these activities are not discussed in detail in view of their commercial and strategic sensitivity.
- Other applicable growth strategies assumed in the forecast financial information include the following:

IGA

- Completion of the IGA channel rebranding and relaunch strategy, further enhancing the market positioning of the IGA brand and its broad, yet distinguishable, retail offerings.
- Ongoing development of new Supa IGA stores in partnership with customers, targeted to be approximately 45 stores over 3 years, commencing in the 2005 financial year.
- Securing an increased share of total grocery customer" purchases, by increasing the proportion of which is currently direct supply from manufacturers and increasing the purchases going through the Metcash warehouse.
- Expansion of network of Valu Mart "price impact" stores in partnership with customers.

ALM

- Targeted acquisitions in the liquor wholesale market, replacing volume lost due to competitor acquisitions of customers.
- Further development and expansion of the IBA network as a focused national grouping of liquor retailers operating under a clearly defined brand strategy.
- Securing an increased share of suppliers' "direct-to-customer" business.

CCC

- Targeted acquisitions in the confectionery wholesale market in line with the strategy of consolidating a significant presence as a national leader of confectionery supply to the convenience market.
- Expansion of the "street" foodservice network.
- Targeted cash and carry wholesaler acquisitions.
- The cost of doing business as a percentage of sales will continue to reduce at a rate consistent with historical trends and reflective of Metcash's ongoing drive to improve supply chain efficiency via targeted technological improvements, such as the implementation of "voice pick" technology into all major distribution facilities.

Cashflow assumptions

- Capital expenditure is forecast to remain at a level consistent with established historical trends.
- Investing activities include expectations of future acquisitions of confectionery wholesalers and other bolt-on acquisitions anticipated in the CCC and ALM businesses.
- Working capital movement is forecast to reflect current trends. The cashflow impact of loans to customers and early creditor payments which affected the reported operating cashflows for the 6 months ended 31 October 2004 have not been included in forecast working capital movements as Metcash has assessed these items as one-offs.

(8) Australian IFRS

Metcash has completed a thorough review of the Australian IFRS implications upon its business and are of the opinion that the only significant adjustment from AGAAP prepared accounts will be to reverse amortisation of goodwill in accordance with AASB 3 Business Combinations.

The impact on the historical statement of financial position as at 31 October 2004 will be to reverse 6 months of amortisation of goodwill expense of $11 million to retained earnings and adjust the carrying value of goodwill accordingly.

The impact on the forecast statements of financial performance in the years ending 30 April 2005 and 2006 will be to exclude the annual amortisation of assumed goodwill expense of $22 million in deriving the AGAAP results. This will result in a NPAT for the year ending 30 April 2005 of $127 million and 30 April 2006 of $132 million.



9.7 Major shareholder of Metcash

As at the date of this Bidder's Statement, Metoz owns a 52% stake in Metcash, which is its only material asset.

Metoz was incorporated in South Africa in 1946. Its shares are listed on the Johannesburg Stock Exchange and had a market capitalisation of R54.9 billion ($1.1 billion) based on Metoz's 12 January 2005 close price.

In the past years, Metoz has been involved in grocery and liquor wholesaling and retailing in Africa, Asia, Australasia, Europe and North America. More recently, its activities have been focused on Africa, the Far and Middle East and Australasia. Metoz's African and Far and Middle Eastern operations were operated by its wholly owned subsidiary, Metcash Trading Limited (**Metrade**), a South African incorporated company, whilst Metoz's Australasian operations were held through its majority interest in Metcash. This interest arose from Metoz's acquisition of a majority holding in Davids in 1998. Davids was subsequently renamed "Metcash Trading Limited" in 2000.

Metoz acquired a controlling stake in Metcash in 1998 when Metcash (at the time known as Davids) was experiencing significant financial difficulties. Metoz's objective, at the time of acquisition, was to restructure the company's operations and transfer Metcash into a profitable, viable standalone company. Having successfully achieved this objective, Metcash now represents a strong and well established player in the Australian grocery and liquor market.

Under the Capital Reorganisation, Newco will acquire all of the issued shares in the capital of Metoz, to be implemented by way of a scheme of arrangement to be proposed between Metoz and its shareholders in South Africa (**Metoz Scheme**).

If the Capital Reorganisation is Effective, existing shareholders in Metoz will receive cash consideration for their shares and Metoz will become a wholly owned subsidiary of Newco. This means that existing Metoz shareholders will no longer control Metcash.

See Section 10.2 for more information on the Capital Reorganisation.

9.8 Publicly available information

(a) Publicly available information

Metcash has been listed on ASX since 1994. A substantial amount of information concerning Metcash has previously been notified to ASX.

(b) Regular reporting and disclosure obligations

Metcash is a "disclosing entity" for the purposes of the Act and it is subject to regular reporting and disclosure obligations under the Act and ASX Listing Rules (**Listing Rules**). These obligations require Metcash to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the financial market operated by ASX. In particular, Metcash has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it becomes aware concerning Metcash which a reasonable person would expect to have a material effect on the price or value of Metcash Shares.

A summary of ASX announcements made in relation to Metcash between 1 July 2004 and the date of this Bidder's Statement is set out in Annexure B, other than those ASX announcements which were also made in relation to Foodland and were made by a person other than Metcash. Copies of announcements made by Metcash are available from ASX and also from the Metcash website www.metcash.com.

(c) Financial reports

The annual report for Metcash for the year ended 30 April 2004 was lodged with ASIC on 29 July 2004 and given to ASX on that date.

The report for the half year ended 31 October 2004 was lodged with ASIC and ASX on 25 November 2004.

(d) Copies of available information

Copies of documents lodged with ASIC in relation to Metcash may be obtained from, or inspected at, an ASIC office.

9.9 Announcement by Metcash in relation to the Offer

On 6 December 2004 Metcash made an announcement to ASX in relation to its Offer for Foodland. A copy of that announcement is included in Annexure D of this Bidder's Statement.

10 Information about Metcash securities

10.1 Metcash issued securities

(a) Metcash Shares

Metcash's issued capital at 12 January 2005 comprises 736,898,918 fully paid ordinary shares. This includes the ordinary shares issued under the share purchase plan (**SPP**) offered by Metcash to its shareholders in December 2004 providing them with the opportunity to subscribe for up to 1,660 Metcash Shares per shareholder at $3.00 per share. Under the SPP, Metcash issued 6.97 million shares and raised total funds of approximately $21 million.

Metcash's significant shareholders as at 12 January 2005 are set out below.

Name	Number of shares held	% of issued shares held
Soetensteeg 2-61 Exploitatiemaatschappij BV (a wholly owned subsidiary of Metoz)	385,332,000	52%
Lazard Asset Management[1]	54,288,043	7%
Perennial Group	37,688,496	5%
Sub-total	477,308,539	65%
Other shareholders	259,590,379	35%
Total	**736,898,918**	**100%**

Note:

1 Assumes Shareholder did not participate in the SPP.

(b) Optionholders

As at 12 January 2005, the number of Metcash Options outstanding was 16,278,520 or 2.2% of issued capital. Details of the Optionholders holding more than 5% of the Metcash Options are set out below.

Option name	Metcash Options at 12-01-2005	% of Metcash Options outstanding
Michael Jablonski	850,000	5.22%
Edwin Jankelowitz	850,000	5.22%
Bernard Hale	850,000	5.22%



10.2 Impact of Capital Reorganisation on Metcash issued securities

Metcash is currently 52% owned by Metoz through a chain of intermediary wholly owned companies. The Capital Reorganisation, involving inter-conditional schemes of arrangement for Metcash and Metoz, will be put to the shareholders of both companies during the Offer Period (expected to be during March 2005). In essence, the Capital Reorganisation involves Newco acquiring the Metoz holding in Metcash and the remaining shares in Metcash held by the public. Foodland Shareholders will not vote on the Capital Reorganisation.

If the Capital Reorganisation becomes Effective, Metcash A Shares issued under the Offer will be exchanged for Newco Shares on the completion of the Offer and compulsory acquisition. If the Capital Reorganisation is not Effective, Metcash A Shares will convert into Metcash Shares. This means that Metcash's issued capital will change depending on whether the Capital Reorganisation is Effective.

As part of the funding for the Capital Reorganisation, Metcash is proposing a Rights Issue of CULS and a placement of CUPS. Information on the CULS and CUPS are set out in Sections 17.6 and 17.7 respectively. If the Capital Reorganisation is Effective, 25% of the CULS will immediately convert into Newco Shares on a one for one basis, and a further 25% will convert on the same basis approximately 6 months later. The remaining 50% of the CULS will either be converted into Newco Shares on a one for one basis or redeemed, or a combination of the two as determined by Metcash. If the Capital Reorganisation is not Effective, the CULS will be redeemed.

This Offer is NOT conditional on the outcome of the Capital Reorganisation.

Depending on the outcome of the Capital Reorganisation and the take-up of Metcash A Share Alternative in the Offer, the number of securities on issue in Metcash or Newco will vary. The capital structure is set out in the tables below and takes into account the conversion and redemption of the CULS and CUPS under the various scenarios:

Takeover successful Capital Reorganisation not Effective Metcash securities on issue						
Scrip take-up by Foodland Shareholders	**0% scrip**		**50% scrip**		**100% scrip**	
	No. million	%	No. million	%	No. million	%
Ordinary Shares						
Metoz	**385**	52%	**385**	44%	**385**	38%
Other Metcash Shareholders	**345**	47%	**345**	39%	**345**	34%
Metcash A Shares[1]	**0**	0%	**144**	16%	**287**	28%
Converted CULS[2]	**0**	0%	**0**	0%	**0**	0%
Converted CUPS[2]	**0**	0%	**0**	0%	**0**	0%
SPP	**7**	1%	**7**	1%	**7**	1%
	737	100%	**881**	100%	**1,024**	100%
Other						
NZ Shares	**118**		**118**		**118**	
Metcash Options	**16**		**16**		**16**	

Notes:

1 Will convert to ordinary shares in Metcash.

2 All CULS are redeemed and no CUPS are drawn as the Capital Reorganisation did not become Effective.

Takeover successful Capital Reorganisation Effective Newco securities on issue						
Scrip take-up by Foodland Shareholders	0% scrip		50% scrip		100% scrip	
	No. million	%	No. million	%	No. million	%
Ordinary Shares						
Metoz	**0**	0%	**0**	0%	**0**	0%
Other Metcash Shareholders	**345**	52%	**345**	54%	**345**	44%
Metcash A Shares[1,2]	**0**	0%	**144**	22%	**287**	37%
Converted CULS[3]	**293**	44%	**146**	23%	**146**	19%
Converted CUPS[4]	**16**	3%	**0**	0%	**0**	0%
SPP	**7**	1%	**7**	1%	**7**	1%
	660	100%	**642**	100%	**785**	100%
Other						
NZ Shares	**118**		**118**		**118**	
Newco Options	**16**		**16**		**16**	

Notes:

1 *Will be exchanged for ordinary shares in Newco.*

2 *The table above assumes Metcash will issue 2.44 Metcash A Shares to Foodland Shareholders who accept Metcash A Shares as opposed to the cash alternative under the Offer. The 2.44 Exchange Ratio will be adjusted for the effect of the Rights Issue according to the formula set out in Section 10.5. The 2.44 Exchange Ratio in the above table has not been adjusted given the adjustment factor can not be reasonably quantified as it is based on future share prices of Metcash. Therefore, the actual shares outstanding if adjusted may be higher.*

3 *100% of CULS converted into Newco Shares if there are no scrip acceptances. 50% of CULS converted into Newco Shares under 50% and 100% scenarios.*

4 *If there are no scrip acceptances, CUPS are assumed to convert into Newco ordinary shares. Under the 50% and 100% scenarios, CUPS are redeemed.*



10.3 Trading of Metcash Shares

The closing sale price of Metcash Shares on ASX on 20 January 2005 (being the last trading day before the date of this Bidder's Statement) was $3.41.

The highest recorded sale price of Metcash Shares on ASX in the 4 months before the date of this Bidder's Statement was $3.45. The lowest recorded sale price of Metcash Shares on ASX in the 4 months before the date of this Bidder's Statement was $2.75.

Figure 10.3.1 sets out the daily closing price of Metcash Shares and daily volume of Metcash Shares traded on ASX from 20 January 2004 to 20 January 2005.

Figure 10.3.1: Daily closing price and daily volume of Metcash Shares


Price ($)
3.50
3.40
3.30
3.20
3.10
3.00
2.90
2.80
2.70
2.60
2.50
2.40
2.30
2.20
2.10
2.00
Volume (m)
30
25
20
15
10
5
0
Jan 04
Mar 04
May 04
Jul 04
Sep 04
Nov 04
Jan 05

10.4 Dividends

Metcash's dividends paid since 2000 are shown below:

Figure 10.4.1: Metcash historical dividends paid


Cents per share
12
10
8
6
4
2
0
6 months to 30 April (final dividend)
6 months to 31 October (interim dividend)
0.5
0.5
1.5
1.5
5.0
3.0
2.0
8.6
4.6
4.0
11.0
6.0
5.0
5.5
5.5
2000
2001
2002
2003
2004
2005

Metcash intends to pay a second interim 2005 dividend from distributable profits of 4 cents prior to the Capital Reorganisation becoming Effective. Following this, the amount of dividends paid from Metcash will be impacted by the Capital Reorganisation.

If the Capital Reorganisation is Effective, all current year and retained earnings will be reclassified as pre acquisition reserves. As pre acquisition reserves are not available to pay dividends, Newco will be unable to declare a final dividend in relation to the 2005 financial year. However, subject to the availability of sufficient profits Newco expects to be in a position to declare a dividend in relation to the 6 months ending 31 October 2005.

If the Capital Reorganisation is not Effective, Metcash will still incur a large portion of the relevant transaction costs, thereby potentially limiting the amount of any dividend that Metcash may pay from the profits generated in the 2005 financial year.

10.5 Adjustment of 2.44 Metcash A Shares offered

As part of the funding for the Capital Reorganisation Metcash is undertaking a Rights Issue of CULS. The CULS may result in a dilution of the number of Newco ordinary shares on issue if the Capital Reorganisation is Effective. In order to ensure that accepting Foodland Shareholders are not disadvantaged by this dilution Metcash will adjust the number of Metcash A Shares, which accepting Foodland Shareholders will receive under the Offer, for the value of the rights to subscribe for CULS. Metcash will adjust the number of Metcash A Shares which accepting Foodland Shareholders will receive according to the following formula:

$$2.44 \times \frac{\text{5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date}}$$

10.6 Rights attached to Metcash A Shares and NZ Shares offered

Metcash A Shares and NZ Shares are Metcash preference shares. Metcash A Shares are designed to convert into either Metcash or Newco ordinary shares, depending on the outcome of the Capital Reorganisation. NZ Shares confer an economic entitlement to the Foodland New Zealand business. Metcash A Shares and NZ Shares have special attributes which give them the flexibility required to accommodate the Capital Reorganisation and the transfer of Foodland New Zealand to Former Foodland Shareholders.

Metcash A Shares and NZ Shares are not currently listed, but an application has been made to ASX for official quotation of the Metcash A Shares and NZ Shares. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the Metcash A Shares and NZ Shares issued under this Offer will be quoted on ASX. Quotation is subject to ASX's approval. It is a statutory condition to the Offer that such approval be granted no later than 7 days after the end of the Offer Period.

Metcash A Shares and NZ Shares will be shares in Metcash, not Newco. The rights and restrictions attaching to Metcash A Shares and NZ Shares which will be issued as part of the consideration under the Offer are primarily set out in their Terms of Issue and in the Metcash constitution. The main rights and restrictions attaching to Metcash A Shares and NZ Shares are summarised in Section 18 of this Bidder's Statement.

10.7 Rights attached to Metcash ordinary shares

Metcash Shares received on conversion of Metcash A Shares, where the Capital Reorganisation is not Effective, will rank equally with existing Metcash Shares. The rights and restrictions attaching to the Metcash Shares received on conversion are set out in Metcash's constitution and in the Act.

The main rights and restrictions attaching to Metcash ordinary shares are summarised in Annexure G.



10.8 Share Purchase Plan

On 6 December 2004, Metcash announced that it would implement a SPP. Under this plan, eligible shareholders were offered the opportunity to purchase up to $4,980 worth of Metcash Shares at a price of $3.00 per share (being the price paid by institutions in the placement on 6 December 2004 (**Equity Placement**)).

The SPP opened on 16 December 2004 and closed on 11 January 2005. The SPP raised approximately $21 million and a further 6.97 million shares are to be issued on 21 January 2005.

10.9 Employee share plans

Metcash has one employee share plan, the Employee Option Scheme (**EOS**). The EOS was approved at the 1998 Annual General Meeting of Shareholders. Under the terms of the EOS, there are two types of participants in the plan, Eligible Employees and Hurdle Participants. Eligible Employees may exercise their options in three tranches from the date of grant: 60% after 3 years, a further 20% after 4 years and a final 20% after 5 years. Hurdle Participants may exercise their options over the same time frame, but Metcash must also meet certain performance hurdles before the options can be exercised. The options granted under the EOS are not transferable and will lapse 6 years after being granted.

As at the date of this Bidder's Statement, there are 16,278,520 options on issue pursuant to the EOS.

11 Information about Newco

11.1 Incorporation and current directors

(a) Incorporation

Newco was incorporated on 3 December 2004 and its only shareholder is M & GM Investments Pty Ltd (**M & GM**), which holds one share in Newco, and is controlled by an executive of Deutsche Bank.

If the Metcash Share Schemes become Effective, M & GM will continue to hold one Newco Share.

Since its incorporation, Newco has not carried on any other business or activity and has no material assets or liabilities.

The principal activity and purpose of Newco is to complete the Capital Reorganisation.

(b) Current directors

The directors of Newco as at the date of this Bidder's Statement are:

John Randall
Position: Director
History: Refer to Section 9.5(b).

Mike Roche
Position: Director
History: Mr Roche became a director of Newco in December 2004. Mr Roche is a Managing Director of Deutsche Bank and Co-Head of Capital Advisory and Debt Products in Australia and New Zealand. Prior to joining Deutsche Bank in 1993, Mr Roche was a director of ANZ Capel Court and prior to this an Actuary with National Mutual. He has over 20 years of corporate finance experience.

Paul Kaplan
Position: Director
History: Mr Kaplan became a director of Newco in January 2005. Mr Kaplan is a director of Momentum Corporate Pty Limited, a boutique investment bank based in Sydney. Mr Kaplan is a member of the Institute of Chartered Accountants in Australia. Prior to joining Momentum Corporate in 2003, Mr Kaplan worked with Arthur Andersen and Brait Limited (a listed investment bank) as well as being a director and Chief Operating Officer of Global Micro Solutions Pty Limited, a technology services firm.

11.2 Capital Reorganisation

If the Capital Reorganisation described in Section 10.2 above becomes Effective, Newco will acquire, directly or indirectly, 100% of Metcash ordinary shares. On completion of the Capital Reorganisation, Newco will become the ultimate holding company of Metcash and be renamed "Metcash Limited". For the purposes of illustrating the financial impact of the Capital Reorganisation on the Offer, references in this document to New Metcash incorporate Newco where the Capital Reorganisation is Effective.

The current directors of Newco will resign and be replaced by the continuing directors of Metcash. Newco will apply for admission to the Official List of ASX.

The Capital Reorganisation involves loans by Metcash to Newco to fund the acquisition of shares in Metoz. Metcash also agrees to pay, and shall indemnify Newco with respect to, all costs and expenses incurred by Newco in connection with the negotiation, preparation, execution and performance of this agreement and the proposed, attempted or actual implementation of this agreement, the Schemes and the Transaction Documents provided that any amount in excess of $20,000 will require the written approval of Metcash.



11.3 Newco capital structure

Currently, Newco's only shareholder is M & GM which holds one share.

Information on the impact of the Capital Reorganisation on Newco's capital structure is set out in Section 10.2.

11.4 Rights attached to Newco Shares

The constitution of Newco is the same as the constitution of Metcash (other than in relation to the rights of Metcash A Shares and NZ Shares and to reflect the current Act and the ASTC Settlement Rules). Accordingly, the rights attaching to Newco Shares will be as set out in Section 10.7 and Annexure G.

11.5 Newco dividend reinvestment plan

Newco plans to establish a dividend reinvestment plan (**DRP**), which would be fully underwritten in relation to dividends paid with respect to the years ending 30 April 2006, 30 April 2007, and 30 April 2008. It is currently a condition of the Syndicated Facility that the underwritten DRP be established. If that condition does not subsist, or is waived, the directors may decide not to establish, or to cancel or suspend, the DRP.

The DRP will provide shareholders with a choice of reinvesting dividends paid on Newco Shares in Newco Shares rather than receiving such dividends in cash. Participation in the DRP will be optional and open to all holders of Newco Shares, with the exception of shareholders having a registered address or being resident in a jurisdiction other than Australia who may not be able to participate in the DRP because of legal requirements applicable in that jurisdiction. The board of directors of Newco may also refuse to permit any shareholder to participate if, amongst other things, the shareholder's participation may breach a provision of Newco's constitution or may be contrary to any law.

Under the DRP:

- shareholders will be able to participate in the DRP in respect of some or all of their Newco Shares;
- the board of directors of Newco will determine, with respect to the DRP for any dividend, whether to issue new Newco Shares or to cause a transfer of existing Newco Shares to participants, or to effect a combination of both;
- for interim and final dividends paid for the period up to 30 April 2008, Newco Shares issued or transferred to participants under the DRP will be issued at a discount to the volume weighted average market price of Newco Shares in a period commencing on or after the record date for any dividend and concluding prior to the dividend payment date;
- for Newco Shareholders participating in the DRP, dividends paid will be credited to a DRP account (consistent with the level of participation in the DRP) from which monies will be applied in subscribing for or acquiring additional Newco Shares; and
- no brokerage will be payable in respect of Newco Shares acquired under the DRP.

Newco will enter into an underwriting agreement with Deutsche Bank in respect of the DRP pursuant to which Deutsche Bank has agreed to underwrite up to 100% of the amount of any interim and final dividends paid up to 30 April 2008 (**Underwriting Agreement**).

12 Information about NZ Holdco

NZ Holdco is a wholly owned subsidiary of Metcash.

NZ Holdco was incorporated on 16 December 2004 and its principal activity is to become the holding company for Foodland New Zealand. The directors of NZ Holdco are:

- Andrew Reitzer;
- Edwin Jankelowitz; and
- John Randall.

12.1 Foodland New Zealand restructure

Metcash has not had access to any due diligence information on Foodland. It has only had access to publicly available information as to its structure and operations.

Based solely on publicly available information, Metcash currently believes that the structure of Foodland New Zealand is as follows:

Figure 12.1.1 Current Foodland (NZ) structure


Foodland Associated Limited
100%
Action Holdings Pty Ltd
50%
50%
34%
AUSTRALIA
NEW ZEALAND
Foodland NZ Finance Limited
66%
Foodland (NZ) Holdings Limited
100%
FAL Insurance Limited
Progressive Enterprises Limited

Metcash believes that it can restructure Foodland New Zealand so that it is wholly owned by NZ Holdco. This would be achieved by transferring the interests of Action Holdings Pty Ltd and Foodland in Foodland (NZ) Finance Limited and Foodland (NZ) Holdings Limited to NZ Holdco. These intentions must be qualified. Once Metcash obtains control of Foodland, it will undertake the relevant due diligence process to determine whether the restructure can be achieved having regard to contractual obligations and taxation consequences.

More detailed information on Metcash's intentions with respect to the restructure are set out in Section 14.4(a).



Following completion of the restructure, Foodland Shareholders would be distributed shares in NZ Holdco which will be the holding company of the Foodland New Zealand operations.

Metcash understands that Foodland (NZ) Holdings Limited has certain registered charges over Foodland's Australian assets. Metcash would expect to release these charges as part of the restructure.

12.2 NZ Holdco constitution

The constitution of NZ Holdco will be the same as the constitution of Foodland other than amendments to reflect the current Act and ASTC Settlement Rules. This is intended to give shareholders and directors of NZ Holdco the same rights, duties and powers as they currently have under the Foodland constitution.

12.3 Financial profile of NZ Holdco

(a) Disclosure regarding forward looking statements

The forecast financial information and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of NZ Holdco to differ, perhaps materially, from the results, performance or achievements expressed or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 19.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Foodland Shareholders in assessing the proposed Offer. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out below and in Annexure H.

(b) Foodland financial information

Financial information relating to Foodland has been sourced from publicly available information. Where considered appropriate, Metcash has adjusted certain Foodland financial information based on Metcash's industry knowledge and expertise. The primary sources of information about Foodland used by Metcash were as follows:

- Foodland's annual reports for 2003 and 2004.
- Foodland's results presentations in 2003 and 2004.
- Reports on Foodland prepared by stockbrokers.
- Press releases and ASX announcements made by Foodland.
- IRESS and Bloomberg.
- Other publicly released information on Foodland.

Metcash has not had access to information on Foodland other than that which is available in the public domain. Metcash has not had access to the directors, management or staff of Foodland, or to any Foodland detailed budgets, workpapers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Foodland. Metcash does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Foodland will release up-to-date financial information and financial forecasts in its target statement that will be sent to Foodland shareholders and made available publicly.

(c) Overview of financial information prepared

This Section 12.3 sets out the following financial information relating to NZ Holdco:

- forecast statement of financial performance for year ending 1 August 2005
- pro forma statement of financial position as at 1 August 2004 under AGAAP and Australia IFRS

(d) Basis of preparation

This Section 12.3 must be read in conjunction with Section 16.4.

Financial year end

The financial year end is yet to be determined for NZ Holdco. NZ Holdco's financial year end will be determined in due course.

The financial information presented below assumes a financial year end of 1 August, consistent with Foodland's current financial year end, as Metcash believes this provides Foodland shareholders with a consistent basis for comparison.

Income from property has been included in the forecast statement of financial performance and statement of financial position. It will be up to the board of NZ Holdco to make a decision as to their intentions with regard to these assets.

(e) Pro forma forecast financial performance of NZ Holdco

	AGAAP
Year ending	**01-Aug-05[1]**
A$ million	Forecast
Sales	**3,814**
Sales growth %	7%
EBITA – pre corporate costs[2]	176
Corporate costs	(7)
EBITA – post corporate costs	**169**
EBITA margin %	4.4%
Capital expenditure	143

Note:
1 Metcash has yet to select a financial year end for NZ Holdco. This will be determined in due course.
2 Includes property income.



(1) Forecast performance

The forecast information for NZ Holdco is based on Foodland New Zealand on a standalone basis and has been compiled using available stockbrokers' reports. A number of these forecasts contain a split between Foodland New Zealand's wholesale and retail operations.

The forecast sales figures for the 2005 financial year set out above are the averages of stockbrokers' forecasts for Foodland New Zealand's wholesale, retail and property operations.

The EBITA for Foodland New Zealand's wholesale, retail and property operations has been estimated by applying the average EBITA margin implied from stockbroker's research to the sales estimates set out in the table above.

Corporate costs for 2005 are based on broker estimates and allocated on the basis of Foodland New Zealand's proportion of total Foodland group revenue.

Capital expenditure has been forecast in 2005 based on Foodland's publicly disclosed management forecasts for Foodland New Zealand. Additional group-wide capital expenditure initiatives disclosed in public information have been attributed to Foodland New Zealand on a basis broadly consistent with the Foodland New Zealand and Foodland Australia sales split.

(f) Pro forma consolidated statement of financial position of NZ Holdco

Set out below is the pro forma consolidated statement of financial position as at 1 August 2004 for NZ Holdco prepared on an AGAAP and Australian IFRS basis.

	AGAAP	Australian IFRS
Year ending	**01-Aug-04**	**01-Aug-04**
A$ million	Pro forma	Pro forma
Cash	24	24
Inventory	210	210
Accounts receivable	19	19
PP&E	272	272
Intangibles	1,839	1,839
Other	(45)	(45)
Total assets	**2,318**	**2,318**
Debt	289	289
Accounts payable and other	256	256
Total liabilities	**545**	**545**
Net assets	**1,773**	**1,773**

Section 1.6 of Annexure H contains a detailed reconciliation showing the construction of the pro forma statement of financial position for NZ Holdco.

The pro forma statement of financial position above has been prepared as Metcash's best estimate of the assets and liabilities attributable to Foodland New Zealand's business on the basis of information disclosed in Foodland's annual report for the year ended 1 August 2004, adjusted for pro forma adjustments in relation to the impact of the proposed cancellation and transfer of shares in the New Zealand business.

As a result of the restructure, 100% of Metcash's interest in Foodland New Zealand will be transferred to NZ Holdco at fair value, with the consideration payable by NZ Holdco satisfied by NZ Holdco issuing shares to Metcash, which Metcash will, assuming the NZ Holdco Transfer is approved, transfer to the holders of the NZ Shares (as outlined in Sections 12.1 and 14.4). Metcash has determined the fair value of Foodland New Zealand at $2,019 million (enterprise value) being the mid point of the Independent Expert's assessed value range. This is equivalent to an equity value of $1,785 million. Based on the net tangible assets reflected in the pro forma Foodland New Zealand standalone balance sheet, this results in total goodwill of $1,839 million in NZ Holdco's pro forma consolidated statement of financial position under AGAAP and Australian IFRS. Refer to Section 1.6 of Annexure H for further information.

Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma statement of financial position above. Further information relating to the financial position of Foodland New Zealand as a standalone operation may be included in Foodland's Target's Statement in relation to the Offer which will be sent to you directly by Foodland.

(g) Differences between AGAAP and Australian IFRS

As NZ Holdco will be an Australian entity it will be reporting under Australian IFRS for reporting periods after 1 January 2005. Metcash management has completed a review of the impact of Australian IFRS upon the financial position and results for NZ Holdco. With the exception of those general matters noted in Section 16.9, there are no other specific significant differences between AGAAP and Australian IFRS in relation to NZ Holdco's financial reporting.

Metcash management has relied on publicly available information to assess the likely impact of Australian IFRS on the financial results of the Foodland New Zealand business. Metcash has not had access to information on Foodland other than that which is available in the public domain. Whilst Metcash management has been diligent in its review of publicly available information, Metcash makes no assurance that they have identified all required disclosure and presentation differences between AGAAP and Australian IFRS.



13 Information about Foodland

13.1 Disclaimer

The following information about Foodland and the Foodland Group has been prepared by Metcash using publicly available information, including, but not limited to, annual reports, Foodland announcements and other publicly available information and has not been independently verified. Accordingly Metcash does not, subject to the Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information.

The information about Foodland and the Foodland Group in this Bidder's Statement should not be considered comprehensive.

Further information relating to Foodland's business may be included in the Target's Statement to be issued by Foodland in response to this Bidder's Statement.

13.2 Overview of Foodland and its principal activities

(a) History and operations

Foodland is a supermarket operator and grocery wholesaler trading in Western Australia, Queensland, northern New South Wales and New Zealand. Foodland has been listed on ASX since 1990. Its head office is in Canning Vale, Western Australia.

(b) Company structure

Details of the Foodland Group are depicted in the diagram below.

Figure 13.2.1 Foodland Group Structure


FAL Group
Corporate Office
Progressive Enterprises Ltd
Action WA & Qld
Franchise & Supply
Melbourne Buying Office
Supermarkets
• Sales: $3,324m
• Stores: 175
• EBITA: $149m
• Employees: 18,670
Wholesale
• Sales: $233m
• Stores: 41
• EBITA: $10m
• Employees: 50
Supermarkets
• Sales: $1,330m
• Stores total: 82
WA: 37
QLD: 45
• EBITA: $39m
• Employees: 8,471
Franchises
• Sales: $1,309m
• Stores: 227
• EBITA: $45m
• Employees: 842
• Employees: 62
Foodland New Zealand
Foodland Australia

Source: Foodland Group AGM presentation

13.3 Detailed review of Foodland operations

Foodland in Australia

Foodland Australia is comprised of two divisions: Franchise & Supply (wholesale) and Supermarkets.

Franchise & Supply

The Franchise & Supply division is a grocery wholesaler to 227 independent supermarket operators in Western Australia operating under Foodland's own franchise banner groups:

- Dewsons and Dewsons Express;
- Supa Valu;
- Foodland; and
- Four Square.

In addition, Foodland services 400 Independents and associates in Western Australia.

Foodland is a supplier to the food service market through its Foodlink Food Service business which it acquired in September 2002. Foodlink supplies hotels, restaurants, cafes, institutions, schools and fast food outlets throughout Western Australia.

Foodland operates three Cash & Carry branches in Balcatta, Canning Vale and Kalgoorlie in Western Australia.

Foodland's main operations are conducted from its distribution complex in Canning Vale, Perth, a site that covers 20.8 hectares.

Action stores

Foodland's supermarket division owns and operates 82 grocery stores trading under the Action brand name in Western Australia (37), Queensland and northern New South Wales (45). Action became a wholly owned controlled entity of Foodland in June 1993 prior to which Foodland had owned 50% of Action, then a listed company.

In the first half of 2004, five former Newmart stores in Western Australia were acquired from Coles Myer, bringing the total number of Action stores in WA to 37 stores. Of these, 31 stores are metropolitan with the remainder in regional areas. Foodland estimates that Action has approximately a 13% share of the retail grocery market in Western Australia.

The Queensland and New South Wales store portfolio was acquired in June 2001 for approximately $155 million plus stock. The acquisition comprised 36 Franklins stores (subsequently rebranded as Action stores) as well as Franklins Richlands warehouse and Rocklea fresh produce facility. There are currently 45 Action stores in Queensland and northern New South Wales of which 17 are in the Brisbane metropolitan area. Foodland estimates that Action has approximately 6% share of the retail grocery market in Queensland.

Research by AC Neilsen on the Australian retail grocery market suggests that Action's total share of the retail grocery market is of the order of 2.5%.

13.4 Foodland in New Zealand

Foodland's business in New Zealand is referred to by Foodland as "Progressive", a reference to Progressive Enterprises Limited, Foodland's initial major acquisition in the New Zealand market. Progressive is a supermarket operator and grocery wholesaler and trades throughout New Zealand. Progressive has been a member of the Foodland Group since 1993 and a wholly owned Foodland Group member since August 1999.

In June 2002 Progressive acquired Woolworths (New Zealand), a supermarket operation trading through 85 supermarkets under the Woolworths, Big Fresh and Price Chopper banners and through 26 outlets which supply groceries and petrol. The price paid was equivalent to an enterprise value for the business of approximately NZ$690 million.



Following the acquisition of the Woolworths (New Zealand) business, Progressive had a portfolio of six supermarket brands. This has now been reduced to three. The brand portfolio now includes Foodtown, Woolworths and Countdown. Foodtown and Woolworths operate in the full service section of the market, offering a wider product selection and increased service levels. Countdown is the national discount brand and has a strong value offer with a price emphasis. In addition to the supermarket store network, Progressive owns a network of micro markets and convenience stores, trading under the Gull and Woolworths Quickstop brands.

As at 1 August 2004, Progressive's owned store network comprised 175 stores as set out below:

- 64 Woolworths stores;
- 30 Foodtown stores;
- 55 Countdown stores; and
- 26 Woolworths Quickstop and Micro stores.

Foodland estimates that Progressive holds approximately 45% of the New Zealand grocery market.

Progressive also operates a third party wholesale distribution business in New Zealand that supplies two franchise banner groups, Fresh Choice and Supa Valu. The franchise group operates almost exclusively in the South Island of New Zealand.

The wholesale business supports the following franchise network:

- 30 Supa Valu stores; and
- 11 Fresh Choice stores.

13.5 Foodland's approach to Metoz

Metcash is aware that Foodland has previously approached certain Metoz shareholders with a highly conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for $3.30 cash per share.

Although Foodland did not directly approach Metcash, the Metcash Board carefully considered the highly conditional and incomplete proposal which included, amongst many other conditions, a request for due diligence. The Metcash Board, in conjunction with its advisers, assessed the highly conditional and incomplete proposal on the basis of price and conditionality against its completion prospects and value, relative to other options available to Metcash Shareholders. The Metcash Board concluded that the Foodland proposal was incomplete, highly conditional and less attractive than other options, including the Capital Reorganisation and Offer, and that providing a major competitor with commercially sensitive information would be potentially damaging to Metcash, particularly in the event Foodland did not proceed to make any offer or, if made, the offer did not succeed.

13.6 Directors

As at the date of this Bidder's Statement, there are seven directors of Foodland, namely:

- Len Bleasel AM (Chairman);
- Trevor Coates (Chief Executive Officer and Group Managing Director);
- Steve Crane;
- John Fletcher;
- Norman Geary CBE;
- Sir Colin Maiden; and
- Peter Mansell.

Profiles of the directors of Foodland are given in the Foodland Group's 2004 Annual Report.

13.7 Publicly available information

Foodland has been listed on ASX since 1990. Foodland is obliged to comply with the continuous disclosure requirements of ASX.

The annual report for the Foodland Group for the year ended 1 August 2004 was lodged with ASIC on 1 November 2004 and given to ASX on that date.

A description of each announcement made by Foodland to ASX since 1 July 2004 is set out in Annexure C of this Bidder's Statement.

Information (including copies of financial statements) may also be obtained from Foodland's website at www.fal.com.au.

13.8 Financial profile of Foodland

The below financial information has been sourced from the Foodland 2004 Annual Report. For further information regarding financial information about Foodland see Annexure H.

Summary Statement of Financial Performance	AGAAP	
Year ending	**3-Aug-03**	**1-Aug-04**
A$ million	Historical	
Sales	6,386	6,027
Cost of goods sold	(5,302)	(5,082)
Gross profit	**1,084**	**945**
Other revenue	366	811
Other expenses	(1,258)	(1,530)
Profit before tax	**191**	**226**
Tax expense	(71)	(83)
Net profit after tax	**120**	**143**

Source: Foodland annual report



Summary Statement of Financial Performance	AGAAP	
Year ending	**3-Aug-03**	**1-Aug-04**
A$ million	Historical	
Australian retail sales	1,209	1,330
New Zealand retail sales	3,223	3,324
Total retail sales	**4,432**	**4,654**
Australian wholesale sales	1,002	1,001
New Zealand wholesale sales	308	233
Total wholesale sales	**1,310**	**1,234**
Discontinued operations[1]	644	138
Total sales	**6,386**	**6,027**
Australian retail EBITA	37	39
New Zealand retail EBITA	137	149
Total retail EBITA	**173**	**188**
Australian wholesale EBITA	51	45
New Zealand wholesale EBITA	12	10
Total wholesale EBITA	**63**	**55**
Property EBITA	16	13
Profits / (losses) on sale of property[2]	(0)	2
Group corporate	(10)	(10)
Profit on sale of properties into property trust	0	29
Profit on sale of Farmers Holdings Limited Group	–	24
EBITA from discontinued operations	43	(2)
Total EBITA	**284**	**299**

Notes:

1 *Comprises sales of Farmers Holdings Limited Group, which was previously reported as a business segment, up to the effective date of sale, being 2 November 2003*

2 *Continuing sales and EBITA only. Comparative adjustments have been made, as per annual report, to reallocate Farmers property results to discontinued operations*

Source: Foodland Annual Report

Statement of financial position	AGAAP	
Year ending	**3-Aug-03**	**1-Aug-04**
A$ million	Historical	
Current assets		
Cash assets	106	59
Receivables	220	229
Inventories	499	412
Other	28	16
Total current assets	**853**	**716**
Non-current assets		
Receivables	166	21
Other financial assets	1	1
Property, plant and equipment	708	451
Intangibles	735	722
Deferred tax assets	37	28
Other	88	6
Total non-current assets	**1,734**	**1,228**
Total assets	**2,587**	**1,944**
Current liabilities		
Payables	477	438
Interest-bearing liabilities	113	0
Current tax liabilities	1	6
Provisions	51	42
Total current liabilities	**642**	**486**
Non-current liabilities		
Payables	0	2
Interest-bearing liabilities	951	425
Provisions	25	19
Total non-current liabilities	**976**	**445**
Total liabilities	**1,618**	**931**
Net assets	**969**	**1,013**
Shareholders' equity		
Contributed equity	668	676
Reserves	40	19
Retained profits	261	319
Total shareholders' equity	**969**	**1,013**

Source: Foodland Annual Report



13.9 Announcements by Foodland in relation to the Offer

On 6 December 2004 and 13 December 2004, Foodland made announcements to ASX in relation to the Offer. A copy of each of those announcements is contained in Annexure D of this Bidder's Statement.

13.10 Foodland securities on issue

According to documents provided by Foodland to ASX, as at the date of this Bidder's Statement, Foodland has on issue 117,828,603 Foodland Shares.

Foodland Shares are quoted on ASX and, subject to the restrictions (if any) applying to particular shares under the Foodland Share Plans described in Section 13.11 below, may be freely traded.

13.11 Foodland Share Plans

Metcash understands that Foodland currently has two share plans:

- the Employee Share Ownership Plan (**ESOP**); and
- the Foodland Associated Limited Share Rights Plan (**SRP**).

(a) Employee Share Ownership Plan

The ESOP offers eligible employees of Foodland and its wholly owned controlled entities the right to acquire ordinary shares in Foodland funded by an interest free loan from Foodland to the trustee for the ESOP. Shares issued under the ESOP are issued at a 1 cent discount to the market value prior to the date of allotment.

On 1 August 2004, the total number of shares in the ESOP was 1,415,873. On 10 November 2004, an additional 704,458 shares were issued under the ESOP.

The board of Foodland has a general discretion to issue further shares, as long as the total number of shares on issue in all employee share plans does not exceed 5% of the total issued capital of Foodland.

Shares issued under the plan may not be transferred until 3 years from the date of issue to the trustee of the ESOP or the date when the employee ceases employment with Foodland. This represents approximately 1.8% of Foodland Shares.

(b) Foodland Associated Limited Share Rights Plan

On 8 December 2004, Foodland Shareholders approved the SRP. Under the SRP, participants are granted "rights" to acquire Foodland Shares. The number of rights granted in any one period is calculated by reference to the value of remuneration which is deemed "at risk" divided by the VWAP of the Foodland Shares in the 5 trading days after the commencement of ex-dividend trading in relation to the final dividend.

Share rights will vest in the participant after 3 calendar years have elapsed from the date of determination of the participant's entitlement under the SRP. If a takeover bid is made and the board determines that the share rights should vest in the participant, the share rights will vest automatically. On vesting, Foodland will either acquire shares on market or allot new shares to the participant. Foodland will pay for the cost of any acquisition. A participant in the SRP is not entitled to participate in the ESOP.

The only current participant in the SRP is Trevor Coates. Mr Coates may become entitled to rights to acquire up to a maximum of 150,000 shares in Foodland over the next few years.

13.12 Offer extends to new Foodland Shares

The Offer extends to persons who become registered, or entitled to be registered to, Foodland Shares during the Offer Period due to the conversion of, or exercise of rights attached to securities convertible into Foodland Shares which are on issue at the Register Date.

If Metcash and its associates have relevant interests in at least 90% of Foodland Shares during, or at the end of the Offer Period, Metcash will (if it and its associates have a relevant interest in more than 90% of Foodland Shares at the time) give a notice of compulsory acquisition to all outstanding Foodland Shareholders, even if the Foodland Shares to which those notices relate are issued after the Offer closes but before the notices are given (pursuant to section 661A(4)(b) of the Act).

13.13 Recent Foodland Share prices

The last recorded sale price of Foodland Shares on ASX before the Announcement Date was $19.21 as at close of trading on ASX on 3 December 2004.

The latest recorded sale price of Foodland Shares on ASX before the date on which this Bidder's Statement was lodged with ASIC was $24.00.

13.14 Dividends

Since 1 August 2003, Foodland has paid the following dividends:

- a final dividend of $0.465 per Foodland Share (100% franked) on 17 October 2003;
- an interim dividend of $0.43 per Foodland Share (100% franked) on 8 April 2004; and
- a final dividend of $0.53 per Foodland Share (100% franked) on 15 October 2004.

Foodland is expected to pay its next interim dividend in early April 2005. Foodland has said that future dividends may not be fully franked.

Under the terms of the Offer, Foodland Shareholders may keep any dividends paid by Foodland after the date of this Bidder's Statement up to $0.43 per share. If the Foodland dividend (or the aggregate sum of any other Foodland distributions) is more than $0.43 per share, Metcash has the right to reduce the Offer Consideration accordingly under Section 23.7(c). If you accept the Cash Alternative under the Offer, any amount in excess of $0.43 per share will be deducted from the Cash Alternative, otherwise the number of Metcash A Shares due to you will be reduced accordingly.

13.15 Interests in Foodland securities

(a) Metcash's relevant interest in Foodland securities

Metcash holds interests in Foodland through two of its wholly owned subsidiaries, Queensland Independent Wholesalers Pty Limited and Composite Buyers Pty Limited. The holdings of each of these entities as at the date of this Bidder's Statement are:

Composite Buyers Pty Limited	200 ordinary shares
Queensland Independent Wholesalers Pty Limited	1,493 ordinary shares

(b) Metcash's voting power in Foodland

Metcash's voting power in Foodland as at the date of this Bidder's Statement is 0.0014%.

(c) Acquisitions of Foodland Shares by Metcash or associates

Neither Metcash nor its associates provided, or agreed to provide, consideration for Foodland Shares under a purchase or agreement during the 4 months before the date of this Bidder's Statement.



13.16 Highest price paid for Foodland Shares by Metcash or associates

Neither Metcash nor its associates have purchased any Foodland Shares in the 4 months before the date of this Bidder's Statement.

13.17 Collateral benefits

During the period of 4 months before the date of this Bidder's Statement, neither Metcash nor any associate of Metcash gave, or offered to give, or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

- accept the Offer; or
- dispose of Foodland Shares,

and which is not offered to all holders of Foodland Shares under the Offer.

13.18 No escalation agreements

Neither Metcash nor any associate of Metcash has entered into any escalation agreement that is prohibited by section 622 of the Act.

14 Metcash's intentions

14.1 Overview

This section sets out Metcash's intentions in relation to the following:

- major changes to the business of Foodland and any redeployment of the fixed assets of Foodland;
- the future employment of the present employees of Foodland;
- the retention of the business of Foodland Australia; and
- the transfer of Foodland New Zealand to existing Foodland Shareholders.

These intentions are based on the information concerning Foodland, its business and the general business environment which is known to Metcash at the time of the preparation of this Bidder's Statement.

Final decisions will only be reached by Metcash in light of material information and circumstances at the relevant time. Accordingly, the statements set out in this Section 14 are statements of current intention only and may change as new information becomes available or circumstances change.

Wherever this Bidder's Statement refers to Newco's intentions following the Capital Reorganisation becoming Effective, they should be taken to mean the intentions of the Newco Board as it will be constituted immediately after the Metcash Scheme, ie when the Newco Board will comprise the existing members of the Metcash Board.

14.2 Rationale for the Offer

Over the course of the last 2 years the Metcash Board and management have been actively reviewing a number of strategic growth initiatives, one of which has been the acquisition of Foodland's Australian assets.

The proposed acquisition of Foodland, the retention of Foodland Australia and the transfer of Foodland New Zealand to existing Foodland Shareholders is part of Metcash's strategy to establish a stronger player in Australia's chain-dominated retail markets.

14.3 Intentions upon acquisition of 90% or more of Foodland Shares

This Section 14.3 sets out Metcash's intentions if it, and its associates, have a relevant interest in and acquire 90% or more of the Foodland Shares and it is entitled to proceed to compulsory acquisition of the outstanding Foodland Shares.

(a) Corporate matters

Metcash intends to:

- proceed with compulsory acquisition of the outstanding Foodland Shares in accordance with the provisions of Chapter 6A of the Act, including any Foodland Shares which are issued after the close of the Offer;
- arrange for Foodland to be removed from the Official List of ASX; and
- replace all members of the board of directors of Foodland with its own nominees, whom it expects to be members of Metcash management and the current Metcash Board.

(b) Head office and head office employees

Metcash intends to combine certain common Metcash and Foodland Australia corporate head office functions, such as finance and accounting, company secretarial, risk management and in-house legal, as well as those functions involved in setting overall planning and control of the combined operations of Metcash and Foodland Australia with a view to eliminating duplication of tasks.



The remaining Foodland head office functions which are necessary for the expected future operation of Foodland New Zealand following the NZ Holdco Transfer, will be devolved to Foodland New Zealand. Any remaining Foodland head office functions will be closed down.

Metcash will seek to allocate alternative responsibilities (including potentially within the proposed Western Australian State Office) to any Foodland employees whose responsibilities currently include head office activities that are duplicated with Metcash and not needed by Foodland New Zealand.

(c) General operational review

Metcash intends to conduct an immediate, general review of Foodland Australia's structure and operations. The review will apply quantitative and qualitative factors to measure performance and identify areas which may be improved, and should be finalised within 3 to 6 months of the completion of the Offer.

(d) Melbourne buying office

If the Offer is successful, Metcash expects that the centralised buying function for the Metcash Group will continue to operate out of Metcash's Sydney office. Metcash currently has buying staff located in each of the States in which Metcash operates. Metcash intends to offer employment in the proposed Western Australia State Office to a number of staff currently employed in the Melbourne buying office. Metcash will seek to allocate alternative responsibilities to the employees in the Melbourne buying office who are not offered employment in the Western Australian State Office.

(e) Franchise & Supply Australia

Metcash intends to integrate Foodland Australia's wholesale operations into its existing operations. It is currently intended that the Dewsons, Supa Valu and Dewsons Express banner groups will be co-branded as IGA stores.

An evaluation will be made of Foodlink, Foodland's food service division, to identify what role it would have in the group.

Foodland's three Cash & Carry warehouses in Balcatta, Canning Vale and Kalgoorlie are expected to be integrated into CCC's operations providing CCC with operations in Western Australia.

A detailed review of Foodland's Mobil service stations will be undertaken before any decision is made regarding the retention of these businesses. Foodland's fuel discount initiative is similar to Metcash's reverse discount plan and it is expected to be retained under Metcash ownership.

(f) Action stores in Queensland, Northern NSW and Western Australia

Metcash views wholesaling as its core competency and does not intend to enter the retail market in Australia. Metcash intends to sell the 37 Action stores in Western Australia and the 45 Action stores in Queensland and Northern New South Wales to independent retailers or management and employees of these stores. Metcash believes there is strong interest for these stores from Independent storeowners and it is expected that these stores will become part of the IGA network with new supply contracts agreed. Where required, Metcash will enter into head leases with owners of Action Supermarket sites.

(g) Foodland debt facilities

The last Annual Report of Foodland discloses that Foodland's long term debt is composed of:

- a NZ$350 million 3 year working capital facility;
- a NZ$320 million 5 year term loan facility;
- a $75 million 3 year working capital facility; and
- a $267 million 5 year term loan facility,

(collectively **Foodland Debt Facilities**).

As at 1 August 2004, drawings had only been made under the NZ facilities and these totalled approximately $424.8 million. These facilities are secured in accordance with a negative pledge agreement, which incorporates floating charges over the principal assets of the economic entity, fixed charges over real property and guarantees and indemnities.

Metcash intends to purchase Foodland Australia free of all Foodland debt. Metcash intends to consolidate Foodland's existing loan facilities within Foodland New Zealand. Metcash will seek to arrange for Foodland's lenders to restructure loan documentation so that the only Foodland companies with any obligations under the existing loan facilities will be Foodland New Zealand companies. Whilst the terms of Metcash's funding arrangements only facilitate this to the extent that the Foodland Debt Facilities are used by Foodland New Zealand or Foodland New Zealand owes amounts to Foodland Australia, Metcash believes that this is sufficient to fully provide for all of Foodland's debt. As part of this restructure, standing guarantees and securities given by Australian companies in the Foodland Group would be required to be released.

If the existing lenders to Foodland are not prepared to agree to these requirements, Metcash intends to procure that Foodland (NZ) Holdings Limited draws upon a NZ$440 million bridge facility with ANZ in order to repay any Foodland financiers to retire the outstanding debt.

This new financing of Foodland New Zealand will be part of the New Zealand restructure described in Section 14.4(a) below and will be undertaken before effecting the NZ Holdco Transfer.

(h) Foodland New Zealand

Metcash intends to transfer the businesses of Foodland New Zealand to Former Foodland Shareholders. This will be achieved by interposing a new holding company (**NZ Holdco**) over Foodland New Zealand's existing subsidiaries. Prior to the NZ Holdco Transfer any intercompany debts between Foodland and Foodland New Zealand will be settled by repayment or converting the relevant net amount to equity as described in Section 14.4(a) below. Shares in NZ Holdco will then be distributed to NZ Shareholders in return for the cancellation of their NZ Shares issued by Metcash. Details of the intended mechanism by which this will be achieved are set out in Section 14.4 below.

Before the NZ Holdco Transfer is effected, Metcash intends to carry on the Foodland New Zealand businesses in the ordinary course. No unusual transactions, such as major acquisitions or sales, are intended, and any dealings between Metcash and Foodland New Zealand are intended to be conducted on arm's length and commercial terms. Existing employees and management in the Foodland New Zealand businesses are expected to be retained and a management committee comprising representatives of Metcash and existing management of the Foodland New Zealand businesses will be responsible for overseeing the conduct of the business.

(i) Foodland board and management

Metcash believes it is appropriate and in the best interests of all Foodland Shareholders for the existing board of Foodland to serve Foodland Shareholders as the board of NZ Holdco, once it is listed. Accordingly, following completion of the Offer, Metcash will invite the existing directors of Foodland to become directors of NZ Holdco.

If fewer than four Foodland directors elect to take up places on the board of NZ Holdco, Metcash will facilitate the appointment of appropriate and experienced board members to that board. Metcash has commenced the process of identifying and discussing potential candidates for the board of NZ Holdco and expects to be able to provide further details once the position of the existing Foodland directors is known. Any appointment of replacement directors will be subject to ratification by NZ Holdco shareholders at the first general meeting of Foodland New Zealand.

Metcash has no reason to believe that any member of the senior management team of Foodland New Zealand would choose not to continue in their role as a result of the Offer. However, should any member of the senior management team choose not to continue for whatever reason, Metcash would expect transitional arrangements to be put in place as in the ordinary course of business. Where appropriate and subject to the specific situation and the approval by the Chief Executive Officer and board of NZ Holdco, Metcash has the capacity to support transitional arrangements by providing access to its existing senior and other management.



(j) Allocation of Foodland defence and rationalisation costs

Metcash intends to allocate certain costs that will be incurred by Foodland in relation to takeover defence and head office rationalisation between Foodland Australia and Foodland New Zealand as a result of the Offer. In addition, following completion of the Offer, costs incurred by Foodland New Zealand in relation to the relisting of Foodland New Zealand will be paid by Foodland New Zealand. The intention of this allocation process is to equitably reflect the benefits received by each of Metcash and Foodland Shareholders arising from the costs incurred.

Head office rationalisation costs and takeover defence costs will be allocated on the basis of 60% to Foodland New Zealand and 40% to Foodland Australia. In determining the allocation proportions, Metcash considered a range of basis, including assets employed, segmental EBITA and sales revenue. Metcash has determined to allocate these costs on the basis of sales revenue which of all the methods examined represented the lowest allocation of costs to Foodland New Zealand.

Metcash has estimated the Foodland takeover defence costs, including defence adviser fees, defence legal fees, any fee paid to an independent expert, or other adviser, and incidentals including logistics and printing. Together with the estimated head office rationalisation costs, based on current publicly available information, Metcash has estimated the expense to be allocated to Foodland New Zealand to be in the order of approximately $13 million. However, the exact amount of these expenses will not be known until Metcash has had access to Foodland's internal accounts and other internal information.

(k) Foodland's property assets

Foodland has entered into sale and leaseback arrangements for a significant portion of its New Zealand and Australian property assets from which it operates its business. Generally, it is intended that the remaining property assets owned by Foodland will be allocated to Metcash and Foodland New Zealand based on where the property is located. Where legal ownership and utilisation differ, any transfers of property required will occur.

A review of Foodland's property assets will be conducted following completion of the Offer. It is Metcash's current intention to dispose of Foodland's surplus Australian property assets. In regard to the New Zealand property assets, the board of NZ Holdco will need to make a decision as to their intentions with regard to these assets.

(l) Queensland warehouse

Metcash intends to service the Action stores in Queensland (and Northern New South Wales) from its Brisbane warehouses (located at Loganlea and Crestmead). The Loganlea/Crestmead facilities have sufficient capacity to handle this additional demand as a consequence of the relocation of ALM's Queensland distribution from Loganlea to Crestmead. Metcash intends to sub-let Foodland's Richlands warehouse which will then be excess to Metcash's requirements.

Metcash will seek to allocate alternative responsibilities to the employees in Foodland's Richlands Warehouse, which could possibly include being offered positions at either the Loganlea or Crestmead warehouses or CCC outlets. Rocklea Fresh facility will be reviewed to determine its future role within the Metcash Group.

(m) Western Australian warehouse

It is Metcash's intention for Foodland's Canning Vale (Perth) warehouse to continue to operate in a similar manner to its present operations.

(n) Information Technology Systems

Metcash intends to implement its existing IT systems and voice pick technology within Foodland's operations. It is expected that this will eliminate a significant portion of the $68 million merchandising system capital expenditure which Foodland has announced in order to update its systems and adopt common processes across the Foodland Group.

(o) Employees

If Metcash considers that it is not feasible to allocate alternative responsibilities to any employees of Foodland Australia head office, the Melbourne buying office or the Queensland warehouse, it is expected that the employees would be made redundant and would receive, on redundancy, payments and other benefits in accordance with their contractual and other legal entitlements.

(p) Dividends

Metcash will allow Foodland Shareholders to keep any dividends declared by Foodland up to a total of $0.43 per share without there being any deduction of the Offer Consideration. Metcash will not rely on aggregate dividend payments of up to $0.43 per share as a breach of a condition to the Offer.

Metcash intends to effect the NZ Holdco Transfer before the Metcash 2006 financial year interim dividend which would be payable in December 2005. Were Metcash to pay dividends on the NZ Shares (because for some reason the transfer had not occurred) they would be paid at the same time as dividends on the ordinary shares.

Metcash expects Foodland New Zealand to to pay dividends to NZ Holdco based on a payout ratio in the order of 60% of earnings per share before goodwill amortisation and unusual items. Payment of any dividend is, of course, subject to taking into consideration a number of commercial factors, including the interests of shareholders, cash requirements for future capital expenditure and investments, as well as relevant industry practice.

While the NZ Shares remain on issue, Metcash will cause all dividends paid to NZ Holdco to be paid to NZ Shareholders, net of taxes, so that the NZ Shares will reflect the economic value of Foodland New Zealand (subject to the risks set out in Section 19).

On an ongoing basis, Metcash intends to continue with its existing dividend policy.

Further information on the dividend rights of the Metcash A Shares and NZ Shares is contained in Section 18.

14.4 Mechanism to transfer Foodland New Zealand

This section describes how Metcash intends to restructure the Foodland New Zealand business and transfer Foodland New Zealand to holders of NZ Shares.

(a) Restructure of New Zealand operations

Metcash considers that the NZ Holdco Transfer is only likely to be achieved in an efficient manner if Metcash holds 100% of the Foodland Shares. Once it does so, it intends to consolidate ownership of the Foodland New Zealand business, including subsidiaries which carry on that business, in a single company, NZ Holdco. NZ Holdco is already a wholly owned subsidiary of Metcash and has been established for this purpose.

The detailed structure to be adopted to facilitate the distribution of shares in the Foodland New Zealand business will only be finalised after reviewing the records, taxation and financial position of the Foodland Group.

However, Metcash's current proposal is to transfer the shares in Foodland (NZ) Finance Limited and Foodland (NZ) Holdings Limited to NZ Holdco directly. This process is outlined in Section 12.1. Following the restructure, Metcash presently expects the NZ Holdco structure will be as depicted below:



Figure 14.4 Proposed Foodland (NZ) structure


Metcash Trading Limited
100%
NZ Holdco Limited
100%
34%
AUSTRALIA
NEW ZEALAND
Foodland NZ Finance Limited
66%
Foodland (NZ) Holdings Limited
100%
FAL Insurance Limited
Progressive Enterprises Limited

Metcash intends to identify all the assets in the broader Foodland Group used by Foodland New Zealand in the New Zealand business and ensure they will be held within the NZ Holdco Group.

Metcash intends to make transitional arrangements for services that are currently shared between Foodland Australia and Foodland New Zealand. These services may include IT, treasury and intellectual property arrangements. In addition, NZ Holdco may require its own new corporate arrangements which may have been previously provided by Foodland (such as insurance and the establishment of independent superannuation arrangements) and these arrangements will be put in place on commercial arm's length terms.

Metcash understands that there may exist intercompany loans within the Foodland Group. Prior to the NZ Holdco Transfer any intercompany debts between Foodland and Foodland New Zealand will be settled by repayment to the extent of any external borrowings of Foodland Australia and then converting the remaining net amount owing to equity.

To the extent that it is consistent with its intentions disclosed above, Metcash will identify those employees essential to the operation of Foodland New Zealand. Metcash intends to make appropriate transitional arrangements for the transfer of employee and superannuation entitlements to NZ Holdco for employees employed or to be employed in the New Zealand business. The employees currently engaged in the Foodland New Zealand business will remain employed on terms and conditions no less favourable than their current terms and conditions.

Metcash will apply to have NZ Holdco admitted to the official list of ASX. In the lead-up to admission, Metcash will undertake a due diligence process in relation to Foodland New Zealand similar to that undertaken in the lead-up to an initial public offering. At the conclusion of this process, it is proposed that a disclosure document will be prepared, distributed to NZ Shareholders and given to ASX.

As part of the due diligence review, Metcash will identify those material contracts and agreements which require the consent of counterparties or contain rights of pre-emption or termination which are triggered by a change of control of Foodland New Zealand. Metcash expects that any change of control rights will have been triggered by the Offer. Metcash considers it unlikely that any counterparties will exercise change of control rights as the distribution of shares in NZ Holdco (holding the Foodland New Zealand business) is, in practice, a return to the Former Foodland Shareholders.

NZ Holdco will, to the extent agreed with third parties, also acquire all contracts, licences and authorisations necessary for the conduct of the Foodland New Zealand business.

It is expected that the due diligence process and restructure process culminating in the transfer of NZ Holdco to NZ Shareholders will take between 3 and 6 months after the completion of the Offer and compulsory acquisition.

In relation to the separate listing of NZ Holdco, Metcash has estimated the specific costs to be incurred including legal, tax and accounting advice, ASX listing fees and other incidentals. In total, the amount in relation to these expenses incurred by NZ Holdco is expected to be in the order of $5 million.

(b) Transfer of Foodland New Zealand

Following the restructuring of the Foodland New Zealand business Metcash intends to transfer the shares in NZ Holdco to NZ Shareholders, on the basis of one NZ Holdco Share for each NZ Share held.

Metcash intends to exchange each NZ Share for an ordinary share in NZ Holdco by means of selective capital reduction. The NZ Holdco Shares will be transferred by Metcash by cancelling each NZ Share and then transferring NZ Holdco Shares to the holders of NZ Shares. In order to effect the cancellation, two resolutions must be passed.

First, Metcash ordinary shareholders must approve the NZ Holdco Transfer by special resolution (ie a 75% vote), with no votes being cast in favour of the resolution by those who hold NZ Shares.

If the Schemes have become Effective when this resolution is considered, Newco will be the only ordinary shareholder of Metcash and will vote in favour of the resolution. If the Schemes have *not* become Effective when the resolution is considered, Metoz has indicated in writing to the Metcash Board that it will vote in favour of the resolution.

Second, a special resolution (ie a 75% vote) of the NZ Shareholders is required. This process is assisted by the constitution of Metcash and the terms of issue of the NZ Shares which provide that each NZ Shareholder irrevocably appoints Metcash as its attorney and agent for the purposes of voting in favour of this cancellation. Therefore, this second resolution will be passed unanimously.

The Act requires that a capital reduction must also be fair and reasonable to the company's shareholders as a whole and not materially prejudicial to creditors.

The directors have concluded that the NZ Holdco Transfer will not materially prejudice the trade creditors of Metcash as the Foodland New Zealand assets will never be used to satisfy their claims. The NZ Holdco Transfer will not be materially prejudicial to creditors of Foodland as the Foodland Debt Facilities are expected to have been consolidated within Foodland New Zealand (see Section 14.3(g)) and the facilities entered into by Metcash will not be secured by any assets held by NZ Holdco.

Further, the directors of Metcash consider that the reduction of capital will be fair and reasonable to Metcash Shareholders as a whole as it is the fulfilment of the rights attaching to NZ Shares (which were issued with this reduction in mind). These rights have been approved by the ordinary shareholders of Metcash by special resolution in a meeting held on 20 January 2005. Metcash will engage an independent expert to opine on the NZ Holdco Transfer and whether it is fair and reasonable to shareholders.

(c) Alternatives

Metcash is confident that the NZ restructure can be implemented and the NZ Holdco Transfer effected, resulting in the transfer of shares in NZ Holdco to holders of NZ Shares in return for the cancellation of NZ Shares.

Metcash has no reason to believe that it will be unable to obtain the listing of NZ Holdco on ASX. However, listing of NZ Holdco is subject to ASX's consent. If Metcash is not able to obtain a listing of NZ Holdco on ASX, a listing on the NZSX or some other exchange will be considered.

Metcash has not had access to any non-public information about and has not conducted any due diligence on Foodland New Zealand. Metcash has relied on Foodland's public disclosures. Metcash is currently unaware of any specific reason why the NZ Holdco Transfer cannot be achieved.



However, the terms of the NZ Shares are intended to protect the interests of the holders in the event that the NZ Holdco Transfer cannot be achieved. In that unlikely event, Metcash is obliged to use its best endeavours to procure the completion of another transaction having substantially the same effect as the NZ Holdco Transfer, or the sale of Foodland New Zealand and the distribution of the after tax proceeds of the sale to NZ Shareholders. In any event, until that time, Metcash will act in the interests of NZ Shareholders and the NZ Shares will continue to trade on ASX. While the NZ Shares remain on issue, Metcash will cause all dividends paid to NZ Holdco to be paid to NZ Shareholders, net of taxes, so that the NZ Shares will reflect the economic value of Foodland New Zealand (subject to the risks set out in Section 19).

14.5 Intentions upon acquisition of less than 90% of Foodland Shares

Metcash will not waive its 90% minimum acceptance condition.

14.6 Business, assets and employees

Other than as set out in this Section 14, it is the present intention of Metcash:

- to continue the businesses of Foodland;
- not to make any major changes to the businesses of Foodland and not to redeploy any of the fixed assets of Foodland; and
- to maintain the employment of Foodland's existing employees.

15 Profile of New Metcash

15.1 Overview of the New Metcash

The structure of Metcash will be different depending on whether the Capital Reorganisation is Effective. If the Capital Reorganisation is not Effective and the Offer is successful, Metcash will comprise Metcash's existing business and Foodland Australia.

If the Capital Reorganisation is Effective, Newco will become Metcash's holding company regardless of the success of the Offer. The term "New Metcash" in this Section 15 refers to Metcash in either scenario.

Under the Offer, Metcash will retain Foodland's Australian business and merge these assets with its existing business. Ownership of Foodland's New Zealand business will be returned to Foodland Shareholders following completion of the Offer.

The diagram below shows, in summary form, Metcash and Foodland's existing structures and the proposed structure once the Offer is completed.


Before
After
Foodland Associated Limited
Metcash Trading Limited
Existing Foodland Shareholders
New Metcash
Foodland Australia
Foodland New Zealand
Existing Metcash business
Foodland New Zealand
Foodland Australia
Existing Metcash business



As a result of the merger, Metcash will expand its IGA network. Illustrated in the diagram below is the New Metcash corporate structure.

New Metcash corporate structure


Metcash (FY06E)
• Sales: A$9.2bn
IGA Distribution
• 5,225 independents – of which 1,313 are IGA bannered stores
ALM
• 13,000 hotels, liquor stores, restaurants
CCC
• Convenience stores
• Petrol stations
• 80,000 customers
Existing Metcash
• 4,500 accounts – of which 1,052 are IGA bannered stores
Foodland Australia1
• 725 accounts of which
– 261 IGA banners2
– 448 independents customers and associates3
– 16 petrol stations

Notes:
1 Represents Foodland Australia's current wholesale operations only.
2 Includes conversion of Action, Dewson, Super Valu stores to IGA.
3 Includes 400 independent customers and associates and 48 Foodland Franchise stores.

On a pro-forma FY06 basis, New Metcash will show:

- increased sales from A$7.2 billion to A$9.2 billion, representing an increase of 28%; and
- the number of Independent customers increasing from 4,500 to 5,225; and
- the number of IGA bannered stores increasing from 1,052 to 1,313.

15.2 Creating a national IGA distribution network

Metcash and Foodland Australia's complementary regional presence will present New Metcash with unique synergies and consolidation opportunities. The transaction will enhance the operations of Metcash allowing it to optimise existing operations and rationalise overlapping distribution networks. The combination will strengthen Metcash's position in the highly competitive eastern seaboard market and widen its network to national coverage.

The combination expands the grocery wholesaling network into Western Australia where IGA currently does not operate. Metcash plans to continue Foodland Australia's supply arrangements with Foodland's existing 227 Franchise and Supply customers in Western Australia including 119 Supa Valu, 60 Dewsons and 6 Foodworks stores.

Metcash intends to sell Foodland's 82 Action retail stores in Queensland, northern New South Wales and Western Australia to independent retailers or management and employees of these stores and the stores are intended to be rebranded IGA following the completion of the Offer. Metcash plans to become the predominant wholesaler to these stores. As a result, Metcash will build on its existing network of customers on the east coast of Australia and expand Foodland's wholesale business in Western Australia.

In addition, Foodland supplies an additional 400 independent customers and associates, the locations of which are not disclosed by Foodland and hence have been excluded from the table below.

New Metcash will serve 5,225 customers, up from 4,500 customers prior to acquisition. As a consequence of increased scale New Metcash expects to benefit from improved buying power from its suppliers.

The New Metcash						
Stores	**QLD**	**NSW**	**VIC**	**SA**	**WA**	**Total**
SUPA IGA[1]	90	31	100	104	97	422
IGA[1]	161	255	251	105	119	891
Foodworks[2]	446	40	201	–	6	693
Other non banner customers[3]						3,219
Total	697	326	552	209	222	5,225

Notes:

1 Includes Foodland's Action stores, Dewsons and Supa Valu

2 Non IGA, Foodworks aligned customers

3 Includes Foodland's 400 Independent customers and associates and 42 Foodland Franchise stores and 16 petrol stations

New Metcash will integrate Foodland's distribution centres in Western Australia into the current network. Metcash intends to sublet Foodland's distribution centre at Richlands in Queensland which will be excess to Metcash's requirements, given that its Loganlea facility has capacity to absorb the volume.

Figure 15.2.1 New Metcash grocery and liquor distribution warehouses

	Metcash				Foodland Australia				New Metcash			
		Warehouses on site	**Size 000 sqm**	**Type**		**Warehouses on site**	**Size 000 sqm**	**Type**		**Warehouses on site**	**Size 000 sqm**	**Type**
NSW	Silverwater	2	26	P,L					Silverwater	2	26	P,L
	Blacktown	1	44	G					Blacktown	1	44	G
Victoria	Laverton	3	87	P,L,G					Laverton	3	87	P,L,G
Queensland	Loganlea	1	45	G					Loganlea	1	45	G
	Crestmead	2	34	L,P					Crestmead	2	34	L,P
					Richlands	1	56	G				
					Rocklea	1	6	P	Rocklea	1	6	P
SA	Kidman Park	3	60	P,L,G					Kidman Park	3	60	P,L,G
WA	Canning Vale	1	10	L	Canning Vale	1	82	G,P	Canning Vale	2	92	P,L,G
Total		**13**	**306**			**3**	**144**			**15**	**394**	

P = Perishable G = Grocery (Dry) L = Liquor

Note:

1 Table excludes all cash and carry and foodservices warehouses

The combined company will close the gap between Metcash and the independent retailers of Australia and the large chains, Coles and Woolworths. The Offer increases Metcash and the Independents' combined revenue from $15.1 billion to $18.2 billion a 21% increase in the combined sales.



Figure 15.2.2 Comparison of Retail Sales


Retail
Wholesale
Independents
Other
Sales (2004A) ($bn)
30
25
20
15
10
5
0
24.5
21.3
18.2
21%
15.1
3.1
WOW
CML
New MTT
MTT
FOA Australia

1 Independent Revenue represents estimated incremental revenue earned by independents (Source: Metcash Management estimates.)
2 Woolworths (WOW) and Coles Myer (CML) represents sales from their respective Food and Liquor divisions.

15.3 New Metcash strategy

Metcash's core strategy of being the "Champion of the Independent Retailer" will continue following the merger of Foodland Australia. To date this strategy has been a focal point for management and will continue to be the cornerstone of the Group's ongoing success.

Following the merger, Metcash will continue its focus on improving internal efficiencies, driving costs down and adding value to customer services. The large investment already undertaken by Metcash in information technology is expected to enable improvements in productivity, ensure customer needs are met and provide ready access to management information for the enlarged Group.

The support and comprehensive range of services provided to independent retailers will continue. This will include retail system support on 24 hour call, in-store training and a range of specialist service personnel such as channel managers, business and fresh food managers. These service teams work with the individual retailers to grow both the brand and the individual businesses. Metcash also provides a retail development and store equipment service to assist in expanding, refurbishing or building new sites.

Consistent with Metcash's policy of not competing with its customers, Metcash intends to sell Foodland's Action retail stores in Queensland, northern New South Wales and Western Australia to independent retailers following the completion of the Offer and become the main wholesaler to these stores. The Foodland Australia acquisition is expected to generate an additional $2 billion in revenue for Metcash.

16 Financial information of New Metcash

16.1 Important information

(a) Disclosure regarding forward looking statements

The forecast financial information and other statements in this document which constitute forward looking statements involve known and unknown risks, uncertainties and other important factors which may materially impact on actual outcomes, many of which are outside the control of Metcash. These factors will cause the actual results, performance or achievements of Metcash, Foodland or New Metcash to differ, perhaps materially, from the results, performance or achievements express or implied by those forecasts or forward looking statements. Such risks, uncertainties and other important factors include, among other things, those matters set out in Section 19.

The forecast financial information and other forward looking statements do not constitute a representation that future profits (or any other matter) will be achieved in the amounts or by the dates indicated and are presented as a guide to assist Foodland Shareholders in assessing the proposed Offer. The forecast financial information and other forward looking statements are based on information available to Metcash at the date of this Bidder's Statement and should be read in conjunction with the assumptions underlying their preparation as set out in Sections 16.7 and 9.6(d)(7).

(b) Foodland financial information

Financial information relating to Foodland has been sourced from publicly available information. Where considered appropriate, Metcash has adjusted certain Foodland financial information based on Metcash's industry knowledge and expertise. The primary sources of information about Foodland used by Metcash were as follows:

- Foodland's annual reports for 2003 and 2004;
- Foodland's results presentations in 2003 and 2004;
- reports on Foodland prepared by stockbrokers;
- press releases and ASX announcements made by Foodland;
- IRESS and Bloomberg;
- other publicly released information on Foodland.

Metcash has not had access to information on Foodland other than that which is available in the public domain. Metcash has not had access to the directors, management or staff of Foodland, or to any Foodland detailed budgets, workpapers, accounting records or other documentation. Therefore, there is some uncertainty associated with the financial information relating to Foodland. Metcash does not, except as required by law, make any representation or warranty, express or implied, as to the accuracy or completeness of this information. It is expected that Foodland will release up-to-date financial information and financial forecasts in its target statement that will be sent to Foodland Shareholders and made available publicly.



16.2 Introduction

For the purpose of assessing the financial impact of the Offer a number of potential Scenarios have been considered as set out below.

Potential Scenarios table	Offer	Capital Reorganisation	Section reference	Entity
1 – Offer successful and Capital Reorganisation not Effective	✓[1]	✗	16.5	**New Metcash**
2 – Offer successful and Capital Reorganisation Effective	✓[1]	✓	16.5	**New Metcash**

Legend:

✗ = *Impact of this event not relevant to the financial information for this Scenario*

✓ = *Impact of this event has been incorporated in the financial information for this Scenario*

Note:

1 *Sensitivity analysis has been performed to illustrate the impact on gearing and EPS under various levels of acceptances of Metcash A Shares pursuant to the Offer*

The Independent Accountant's Report prepared by PricewaterhouseCoopers Securities Ltd, is contained in Section 20. The report has been prepared in respect of the historical and forecast statements of financial performance and statements of cashflows and pro forma statements of financial position and earnings per share calculations presented in this Section 16 and Annexure H.

16.3 Summary financial information

The summary information presented below for each Scenario is for the forecast year ending 30 April 2006.

		Scenario 1	Scenario 2
	Metcash standalone	**Offer successful and Capital Reorganisation not Effective[4]**	**Offer successful and Capital Reorganisation Effective[4]**
	AGAAP Year ending 30 April 2006		
Sales (A$ million)	7,232	9,191	9,191
EBITA (A$ million)	205	295	295
EPS (cents)[3]	20.5	23.8	23.9
Metcash standalone adjusted EPS (cents)[1]	n.a.	20.5	18.4
EPS accretion %[2 3]	**n.a.**	**16%**	**30%**
Net debt / EBITDA (2006)	0.4x	1.1x[5]	2.1x[5]

Notes:

1 *Metcash standalone EPS of 20.5 cents has been adjusted under Scenario 2 in accordance with AASB 133. The quantum of adjustment is dependent on the value of CULS converted to equity. Refer Section 17 for further details*

2 *EPS accretion is measured relative to Metcash standalone adjusted EPS (which excludes any impact of the Equity Placement undertaken on 6 December 2004, the Share Purchase Plan announced on 6 December 2004 and any costs associated with the Capital Reorganisation or the Offer)*

3 *Earnings is defined as earnings pre goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs*

4 *Assumes 100% cash take-up by Foodland Shareholders under the Offer*

5 *Ratio calculated on pro forma net debt as at 31 October 2004*

Detailed analysis and explanation regarding the financial information for each Scenario is contained in the remainder of this Section 16 and Annexure H.

(a) Overview of financial information prepared

Set out below is a summary of the financial information that has been presented in this Section for Scenarios 1 and 2.

The Metcash, Foodland and New Metcash financial information has been presented in abbreviated form. It does not contain all the disclosures usually provided in an annual report prepared in accordance with the Act.

(b) Financial information for Scenarios 1 and 2

For each of Scenarios 1 and 2 the following financial information has been presented on an AGAAP and Australian IFRS basis:

- Forecast statement of financial performance, earnings per share and statement of cashflow for the year ending 30 April 2006
- Pro forma statement of financial position as at 31 October 2004
- Sensitivity analysis

Principal differences between AGAAP and Australian IFRS as they relate to Scenarios 1 and 2 are also presented below.

For assumptions relating to Scenarios 1 and 2 refer to Section 16.7 and Annexure H.

16.4 Basis of preparation

(a) Metcash standalone versus New Metcash

Metcash or Metcash standalone relates to Metcash prior to either the Capital Reorganisation or Offer occurring. New Metcash relates to Metcash after the Capital Reorganisation and/or the Offer is completed. For the purposes of this section, New Metcash also incorporates Newco.

(b) Assumed Metcash share price and shares outstanding for preparation of financial information

Where relevant under Scenarios 1 and 2, all financial information presented in this Section 16, that makes an assumption regarding the New Metcash / Metcash share price or shares outstanding assumes:

- a Metcash share price of $3.32, which is the 1 month VWAP prior to 12 January 2005, which is also approximately a 1 month period from the date of the Announcement of the Capital Reorganisation and Offer;
- the shares outstanding in Metcash as at 12 January 2005, which includes the shares which will be issued under the Share Purchase Plan that closed on 11 January 2005.

Under AGAAP, to the extent the actual share price immediately prior to the Effective Date of the Capital Reorganisation is different to $3.32, an adjustment to the pro forma statements of financial position in Scenario 2 will be required to reflect the amended purchase consideration and corresponding goodwill arising in connection with New Metcash's acquisition of Metcash equity under the Capital Reorganisation.

Under Australian IFRS, the accounting treatment of the Capital Reorganisation will not result in the creation of any goodwill, but will be treated as a reverse acquisition by Metcash and accordingly an adjustment to reflect the actual share price immediately prior to the Effective Date of the Capital Reorganisation will not be required.



(c) Weighted average shares outstanding

The weighted average shares outstanding presented in this Section 16 assumes that the shares to be issued from the conversion of the CULS and CUPS are converted on 1 May 2005. The purpose of this is to present a pro forma EPS number which captures the full impact of all shares assumed to be issued in connection with the Capital Reorganisation and Offer. This assumption is conservative, as in practice the conversion into ordinary equity will occur during the financial year and therefore the actual weighted average shares outstanding for the year ending 30 April 2006 will be lower. Accordingly, the EPS will be higher (assuming all other assumptions in this Bidder's Statement remain constant).

(d) Assumed Effective date of Capital Reorganisation and completion date for the Offer

The forecast financial information in this Section 16 assumes the Capital Reorganisation is Effective, the Offer is completed and all related funding costs are incurred on 1 May 2005. To the extent that this does not happen the financial information presented in this Section 16 will be impacted. The pro forma statement of financial position for each of Scenarios 1 and 2 has been presented as at 31 October 2004.

(e) Assumed cash take-up under the Offer

The pro forma statements of financial position, statements of financial performance, statements of cashflow and earnings per share presented under Scenarios 1 and 2 assume 100% cash take-up under the Offer. Sensitivities illustrating the impact on EPS and gearing of differing levels of take-up of Metcash A Shares under the Offer are also presented for Scenarios 1 and 2 below.

(f) Rounding

Numbers contained in this Section 16 and Annexure H are rounded to zero decimal places, therefore if a set of numbers do not appear to add together precisely this is a function of rounding.

(g) Australian IFRS financial information

For reporting periods beginning on or after 1 January 2005, Metcash/New Metcash will be required to comply with Australian equivalent International Financial Reporting Standards (**Australian IFRS**) as issued by the Australian Accounting Standards Board (**AASB**).

The financial information presented in this Bidder's Statement that is referred to as being presented on an Australian IFRS basis reflects the series of standards adopted by the AASB in July 2004.

Metcash management has completed a thorough review of the impact of Australian IFRS upon the financial results for Metcash on a standalone basis. Under the provisions of Australian IFRS, Metcash/New Metcash will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

New Metcash will present actual results for the year ending 30 April 2006 under Australian IFRS and is required to restate comparative financial information for the year ending 30 April 2005.

Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results for Foodland.

The information set out in Section 16.9 provides a summary of the principal differences (being those of a significant or material nature) between AGAAP and Australian IFRS as applicable to the financial information presented for Metcash, New Metcash and Foodland.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. In particular, goodwill is no longer amortised, however, the carrying value will be assessed annually for impairment. Other intangible assets with finite lives will be continue to be amortised over their useful lives and assessed for impairment where there is an indicator. This may introduce considerable volatility into the future reported results of Metcash/New Metcash thereby adversely impacting distributable earnings. This issue is not specific to Metcash/New Metcash and similar issues are likely to apply to other companies reporting under Australian IFRS.

Foodland Shareholders should review the Australian IFRS pro forma forecasts and the basis for their preparation in conjunction with the description of the basis of preparation of the AGAAP pro forma forecasts set out below.

(h) Differing financial year ends for Metcash and Foodland

The financial year end adopted by Metcash is 30 April compared to 1 August adopted by Foodland. Metcash has estimated its forecasts for Foodland primarily based on stockbrokers' reports which are based on Foodland's year end of 1 August. Metcash has adjusted the forecasts by stockbrokers, where considered appropriate, based on its industry knowledge and expertise. Metcash has not, however, adjusted the forecasts for the differing financial year ends between Metcash and Foodland and has therefore used the 1 August year end of Foodland as a proxy for its 30 April year end. For example, for 2005 Metcash has used the financial year end for Metcash as 30 April 2005 and used 1 August 2005 for Foodland as a proxy.

(i) Merger synergies and restructure costs

Included within the New Metcash forecast financial information is an estimate of the merger synergies and restructure costs that are expected to arise in the event the Offer is successful.

The estimated impact of the synergies and restructuring costs is based on Metcash's director industry knowledge and information on Foodland available in the public domain.

There is therefore some uncertainty associated with the forecast financial information and actual estimated merger synergies and restructure costs may differ from those estimated.

Any final decisions and estimates on these matters will only be reached in light of all the material facts and information once Metcash has had an opportunity to conduct a detailed review of Foodland's operations and any relevant internal information.

(j) Foodland property activities

Foodland currently undertakes various property related activities, including ownership of investment properties, developed land and buildings and properties held for development.

It is Metcash's intention following completion of the Offer to undertake a review of Foodland's Australian property assets with a view to disposing of these assets.

For the purpose of preparing the statement of financial performance of New Metcash, Metcash has excluded any income from property and has excluded all property assets from the pro forma statement of financial position of New Metcash. Refer to Annexure H for further detail.

In the event that all properties have not been disposed of by the announcement of New Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the statement of financial position at that date and the financial results for that period will be required to consolidate the financial impact of the property ownership. Accordingly, the financial results for New Metcash for the half year to 31 October 2005 or year ended 30 April 2006 will differ from those presented in this Section.

(k) Treatment of Action Supermarkets

In accordance with one of Metcash's core principles of not competing with its customers, it is Metcash's intention to divest the Action Supermarkets (acquired from Foodland if the Offer is successful) to independent retailers.

To implement this intention, a special purpose divestment vehicle will be established to hold Action Supermarkets, thereby effectively ring fencing them from New Metcash. The stores will be sold over a period, which management expect not to exceed 12-18 months. For this reason, no results from retail operations from the Action Supermarkets are included in the forecast financial information presented in this Section.

In the event any Action Supermarkets have not been divested by announcement of New Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005) then the New Metcash statement of financial position at that date will include unsold stores and the statement of financial performance will consolidate the financial results of the Action Supermarkets for the period owned.

Accordingly, the financial results for New Metcash for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in this Section. Please refer to Annexure H for details of historical sales of Action Supermarkets.



(l) Treatment of Foodland New Zealand in New Metcash

All income from and assets of the Foodland New Zealand business have been excluded from the forecast financial information for New Metcash on the basis that existing Foodland Shareholders will retain ownership of the Foodland New Zealand business with the intention to list this new entity on ASX (subject to ASX approval). In the event that this has not been completed by the announcement of New Metcash's next financial results (year ending 30 April 2006 or half year to 31 October 2005), then the statement of financial position as at that date and the financial results for the Foodland New Zealand business for that period will be required to be consolidated.

Accordingly, the financial results for New Metcash for the half year to 31 October 2005 or year ending 30 April 2006 will differ from those presented in this Section.

(m) Acquisition of Metoz

If the Capital Reorganisation is Effective, New Metcash will acquire 100% of the issued share capital in Metoz. The total consideration paid by New Metcash for the acquisition of Metoz will be approximately $1,125 million which includes the price paid for the acquisition of shares from Metoz shareholders and, following acquisition, the assumption and subsequent payment of Metoz's net liabilities.

Metoz's only material asset is its subsidiary shareholding in Metcash. Metoz's net liabilities are estimated to be approximately $27 million at the date when the Capital Reorganisation is expected to become Effective.

It is Metcash's intention that Metoz will be liquidated shortly after the Capital Reorganisation becomes Effective. Prior to liquidation, it is intended a Metoz subsidiary, owning indirectly all shares in Metcash controlled by Metoz, be transferred to Metcash and all liabilities settled. On liquidation, the remaining assets of Metoz, if any, will be distributed to New Metcash.

16.5 Scenario 1 - Offer successful and Capital Reorganisation not Effective

This Section sets out financial information in relation to Scenario 1, whereby the Offer is successful and Capital Reorganisation not Effective.

Section 16.7 sets out the major assumptions that have been made in preparing the financial information relating to this Scenario.

Section 16.9 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the pro forma statement of financial position and the forecast statement of financial performance for New Metcash.

(a) Pro forma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and New Metcash (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
Year ending	31-Oct-04	31-Oct-04	31-Oct-04
A$ million	Historical Metcash standalone	New Metcash	New Metcash
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	704	776	776
PP&E	129	146	146
Intangibles	236	601	597
Other	14	95	95
Total assets	**1,530**	**2,166**	**2,162**
Debt	102	379	379
Accounts payable	881	990	990
Other	63	63	89
Total liabilities	**1,046**	**1,432**	**1,458**
Net assets	**484**	**734**	**704**

Section 1.1 of Annexure H contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Scenario. Details of the adjustments made to derive the statement of financial position under Australian IFRS are set out in Section 16.8.

In this Scenario, 100% of the funds raised from the issue of CULS must be redeemed. The pro forma statement of financial position presented above and in Section 1.1 of Annexure H is presented after the redemption of the CULS (refer to Section 17 for further detail).

(b) Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and New Metcash (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
Year ending	**30-Apr-06**	**30-Apr-06**	**30-Apr-06**
A$ million	Metcash standalone	New Metcash	New Metcash
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(37)	(67)[2]
Amortisation	(29)	(46)	(7)
EBIT	**176**	**211**	**220**
Net interest expense	(7)	(33)	(33)
PBT	**169**	**179**	**188**
Tax expense	(59)	(71)	(65)
Reported NPAT	**110**	**108**	**122**

Notes:

1 Pre transaction and restructure costs

2 Restructure costs expensed under Australian IFRS

(c) Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and New Metcash (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
Year ending	**30-Apr-06**	**30-Apr-06**	**30-Apr-06**
A$ million	Metcash standalone	New Metcash	New Metcash
Reported NPAT	110	108	122
Add post tax transaction and restructure costs[1]	0	29	53
Add goodwill amortisation	22	39	0
Adjusted NPAT	132	176	176
Weighted average shares outstanding	640	737	737
Basic EPS	**20.5**	**23.8**	**23.8**
EPS accretion	**n.a.**	**16%**	**16%[2]**

Notes:

1 *Non-recurring transaction and restructure costs*

2 *EPS accretion measured against Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under IFRS*

(d) Forecast statement of cashflow

Set out below is Metcash's standalone and New Metcash's forecast cashflow for the financial period ending 30 April 2006. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects no significant impact on the forecast cashflow from the change from AGAAP to Australian IFRS.

Year ending	**30-Apr-06 Forecast**	**30-Apr-06 Forecast**
A$ million	**Metcash standalone**	**New Metcash**
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(70)
Net interest expense	(7)	(33)
Operating cashflow	**146**	**203**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**146**

Note:

1 *Pre financing, transaction and restructure costs*



(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and New Metcash pursuant to this Scenario.

	AGAAP	
	Metcash standalone	New Metcash
Net debt / EBITDA (2006)	0.4x	1.1x[1]
2006 EBITA / net interest (2006)	29.1x	9.0x
Net debt / net debt + book equity	15%	33%[1]

Note

1 Pro fomo net debt as at 31 October 2004 used in the above ratio

(f) Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Scenario.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland Shareholders of Metcash A Shares as opposed to cash.

	AGAAP		
A Share take-up	0%	50%	100%
Net debt / net debt + book equity[1]	33%	(6%)[2]	(45%)[2]
EPS accretion[3]	16%	7%	(1%)

Notes:

1 Pro fomo net debt and pro forma book value of equity as at 31 October 2004 used in ratio

2 Negative gearing a function of cash being greater than debt

3 EPS is based off earnings pre goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs relative to Metcash standalone EPS

If the Capital Reorganisation does not become Effective and the Offer succeeds, then a capital management program, such as a buy-back, would be undertaken to ensure the optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the Facilities and would be expected to be completed within a 3 month period.

Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

Foodland Australia EBITA change	AGAAP 30 April 2006	
	+5%	-5%
Basic EPS[1] (cents)	24.3	23.4
Metcash standalone basic EPS[1] (cents)	20.5	20.5
EPS accretion %	18%	14%

Note:

1 EPS is based off earnings pre-goodwill amortisation and amortisation of non recurring transaction costs and restructure costs

16.6 Scenario 2 - Offer successful and Capital Reorganisation Effective

This Section sets out financial information in relation to Scenario 2, whereby the Offer is successful and Capital Reorganisation Effective.

Section 16.7 sets out the major assumptions that have been made in preparing the financial information relating to this Scenario.

Section 16.9 sets out information relating to the differences between AGAAP and Australian IFRS as they impact the pro forma statement of financial position and the forecast statement of financial performance for New Metcash.

(a) Pro forma statement of financial position

Set out below is the historical statement of financial position as at 31 October 2004 for Metcash standalone (prepared on an AGAAP basis) and New Metcash (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
Year ending	**31-Oct-04**	**31-Oct-04**	**31-Oct-04**
A$ million	Historical Metcash standalone	New Metcash	New Metcash
Cash	19	25	25
Inventory	428	523	523
Accounts receivable	704	776	776
PP&E	129	146	146
Intangibles	236	2,382	606
Other	14	95	95
Total assets	**1,530**	**3,947**	**2,171**
Debt	102	706	706
Accounts payable	881	990	990
Other	63	63	89
Total liabilities	**1,046**	**1,759**	**1,785**
Net assets	**484**	**2,188**	**385**

Section 1.2 of Annexure H contains a detailed reconciliation showing the construction of the statement of financial position pursuant to this Scenario.

In this Scenario, 25% of the funds raised from the issue of CULS will be converted to ordinary shares in New Metcash shortly after the Effective Date of the Capital Reorganisation and 25% after 6 months. It is assumed the remaining 50% of the CULS and 100% of the CUPS are converted after 6 months. The pro forma statement of financial position presented above and in Annexure H are presented after the conversion of the CULS and CUPS (refer to Section 17 for further detail).



(b) Forecast statement of financial performance

Set out below is the forecast statement of financial performance for the year ending 30 April 2006 for Metcash standalone (prepared on an AGAAP basis) and New Metcash (prepared on an AGAAP and Australian IFRS basis).

	AGAAP		Australian IFRS
Year ending	**30-Apr-06**	**30-Apr-06**	**30-Apr-06**
A$ million	Metcash standalone	New Metcash	New Metcash
Sales	**7,232**	**9,191**	**9,191**
EBITDA[1]	**231**	**329**	**329**
Depreciation	(26)	(35)	(35)
EBITA[1]	**205**	**295**	**295**
EBITA margin[1]	2.8%	3.2%	3.2%
Transaction and restructure costs	0	(20)	(50)
Amortisation	(29)	(126)	(7)
EBIT	**176**	**149**	**237**
Net interest expense[2]	(7)	(56)	(58)
PBT	**169**	**93**	**179**
Tax expense	(59)	(64)	(58)
Reported NPAT	**110**	**29**	**122**

Notes:

1 Pre restructure costs

2 CUPS are assumed to be converted 6 months after the Capital Reorganisation is Effective. In accordance with the terms of the CUPS an underwriting fee of 1% is payable on drawdown and a redemption premium of 8% p.a. of the value of CUPS issued is payable on conversion. Refer to Section 16.8 for further details.

(c) Forecast earnings per share

Set out below is Metcash's standalone forecast earnings per share for the financial period ending 30 April 2006 (prepared on an AGAAP basis) and for New Metcash for the year ending 30 April 2006 (prepared on an Australian IFRS and AGAAP basis).

	AGAAP		Australian IFRS
Year ending	**30-Apr-06**	**30-Apr-06**	**30-Apr-06**
A$ million	Metcash standalone	New Metcash	New Metcash
Reported NPAT	110	29	122
Add post tax transaction and restructure costs[1]	0	10	35
Add goodwill amortisation	22	119	0
Adjusted NPAT	132	159	157
Weighted average shares outstanding	640	664	664
Basic EPS	20.5	23.9	23.6
Metcash standalone adjusted EPS (cents)[2]	18.4	18.4	18.4
EPS accretion	**n.a.**	**30%**	**28%[3]**

Notes:

1 *Non recurring transaction and restructure costs*

2 *EPS has been adjusted in accordance with AASB 133. The adjustment assumes the conversion of approximately $744 million of CULS to ordinary equity in New Metcash*

3 *EPS accretion measured against adjusted Metcash standalone basic EPS accounted for under AGAAP. It is not expected that the adjusted NPAT under AGAAP for Metcash standalone would differ under Australian IFRS*

(d) Forecast statement of cashflow

Set out below is Metcash standalone and New Metcash forecast cashflow for the year ending 30 April 2006 pursuant to this Scenario. Forecast cashflow has been prepared on an AGAAP basis only. Metcash expects the primary cashflow impact from the change from AGAAP to Australian IFRS will be the reclassification of the dividends and redemption premium payable on the CUPS from a preference dividend under AGAAP to interest expense under Australian IFRS.

Year ending	**30-Apr-06 Forecast**	**30-Apr-06 Forecast**
A$ million	**Metcash standalone**	**New Metcash**
EBITDA	231	329
Change in working capital	(19)	(24)
Tax paid	(59)	(62)
Net interest expense	(7)	(56)
Operating cashflow	**146**	**188**
Less capital expenditure	(29)	(37)
Less investments	(20)	(20)
Net cashflow[1]	**97**	**130**

Note:

1 *Pre financing, transaction and restructure costs*



(e) Forecast key ratios

Set out below are key gearing and interest cover ratios for Metcash standalone and New Metcash pursuant to this Scenario.

	AGAAP	
	Metcash standalone	New Metcash
Net debt / EBITDA (2006)	0.4x	2.1x[1]
2006 EBITA / net interest (2006)	29.1x	5.3x
Net debt / net debt + book equity	15%	24%[1]

Note

1 Pro forma net debt as at 31 October 2004 used in the above ratio

(f) Sensitivities

Sensitivity analysis has been undertaken on the financial information pursuant to this Scenario.

Sensitivity 1 – Scrip take-up

Set out below is a sensitivity analysis that illustrates the impact on gearing and EPS based on different levels of acceptance by Foodland Shareholders of Metcash A Shares as opposed to cash.

A Share take-up	AGAAP		
	0%	50%	100%
Net debt / net debt + book equity[1]	24%	24%	9%
EPS accretion[2]	30%	28%[3]	19%[3]

Notes:

1 Pro forma net debt and pro forma book value of equity as at 31 October 2004 used in ratio

2 EPS is based off earnings pre goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs relative to Metcash standalone EPS

3 This sensitivity assumes Metcash will issue 2.44 Metcash A Shares to Foodland Shareholders who accept Metcash A Shares as opposed to the Cash Alternative under the Offer. The 2.44 Exchange Ratio will be adjusted for the effect of the Rights Issue according to the formula. The 2.44 Exchange Ratio in the above sensitivity has not been adjusted given the adjustment factor can not be reasonably quantified as it is based on future share prices of Metcash. Therefore the actual EPS if adjusted may be less

As set out in Section 17 New Metcash has the ability to redeem up to 50% of the CULS if the Capital Reorganisation becomes Effective and the ability to either convert or redeem the CUPS. Under the sensitivity above where Foodland Shareholders accept Metcash A Shares it has been assumed that New Metcash redeems the 50% of the CULS it is entitled to redeem and redeems 100% of the CUPS.

If the Capital Reorganisation does become Effective and the Offer succeeds, then a capital management program, such as a buy-back, would be undertaken to ensure the optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the Facilities and would be expected to be completed within a 3 month period.

Sensitivity 2 – Foodland Australia EBITA change

Set out below is the EPS after a plus or minus 5% change in the EBITA Metcash is expected to generate from the acquisition of Foodland.

Foodland Australia EBITA change	AGAAP 30 April 2006	
	+5%	-5%
Basic EPS[1] (cents)	24.4	23.4
Metcash standalone Adjusted basic EPS[1,2] (cents)	18.4	18.4
EPS accretion %	32%	27%

Note:

1 EPS is based off earnings pre goodwill amortisation and amortisation of non-recurring transaction costs and restructure costs

2 EPS has been adjusted in accordance with AASB 133 given the CULS is a pro rata issue

16.7 Assumptions relating to Scenarios 1 and 2

There is significant commonality in the assumptions underlying the preparation of the financial information pursuant to each of Scenarios 1 and 2. Accordingly, the assumptions underlying the preparation of the financial information have been allocated into four discrete groups which apply to the two Scenarios to the extent shown in the table below:

	Scenario 1	Scenario 2
Assumptions	Offer successful and Capital Reorganisation not Effective	Offer successful and Capital Reorganisation Effective
Assumptions relating specifically to the Offer	✓	✓
Assumptions relating specifically to the Capital Reorganisation	✗	✓
Assumptions relating to transaction costs	✓	✓
Assumptions relating to funding structure	✓	✓

✗ = Assumptions are not relevant for the preparation of the financial information in respect of this Scenario

✓ = Assumptions are relevant for the preparation of the financial information in respect of this Scenario

(a) Assumptions relating specifically to the Offer

The following assumptions relate specifically to the Offer:

- New Metcash acquires 100% of the shares of Foodland.
- New Metcash will initially invest $101 million into the limited recourse vehicle that will own the Action Supermarkets. Following the completion of the Offer, the Action Supermarkets acquired will be transferred into the limited recourse vehicle. It is intended that the Action Supermarkets will be sold to independent retailers within 12-18 months of the completion of the Offer.
- The pro forma statement of financial position of New Metcash has been prepared assuming all Action Supermarkets have been divested to independent retailers at the same price paid by Metcash. The proceeds from these divestments are assumed to be used firstly to repay the limited recourse Action Facility. Once this is fully repaid, New Metcash will recoup its investment in the limited recourse vehicle
- Whilst it is intended that New Metcash will divest all Action Supermarkets within 12-18 months, the forecast of financial performance, cashflows and earning per share calculations assume New Metcash has not recouped any of its $101 million investment by 30 April 2006 or received any return on its equity investment.
- No retail earnings from owning the Action Supermarkets have been assumed in the forecasts.



- New Metcash supplies all Action Supermarkets whilst owned by the limited recourse vehicle and subsequently when owned by independent retailers following divestment.
- New Metcash will supply the wholesale equivalent of approximately 60% of the total retail sales of the Action Supermarkets.
- New Metcash supplies all independent retailers currently being supplied by Foodland in Western Australia.
- Refer to Section 1.3 of Annexure H for a detailed breakdown of the bridge from Foodland Wholesale and Action Supermarkets store sales for 2006 to the sales revenue assumed that New Metcash will derive if the Offer is successful.
- Growth in Foodland Wholesale sales and Action Supermarkets sales has been sourced from stockbrokers' forecasts and adjusted where considered appropriate by Metcash based on Metcash's industry knowledge and expertise.
- Metcash believes the assumed growth of wholesale sales to the Action Supermarkets of approximately 8% per annum from 2004 to 2006 is reasonable due to:
  - strong population growth expected in Queensland;
  - benefits from the recent refurbishment and new store program; and
  - enhanced opportunity to drive growth from implementing the Metcash and IGA business model.
- Metcash believes the assumed relatively flat growth of wholesale sales to the independent retailers that Foodland is currently supplying in Western Australia from 2004 to 2006 is reasonable due to:
  - the relaxation of trading hours in Western Australia;
  - improved competitive pricing under the Metcash business model.
- New Metcash will service Queensland and northern NSW Action Supermarkets with existing Metcash infrastructure and that no significant new infrastructure investment will be required.
- New Metcash services independent and Action Supermarkets in Western Australia with the existing Foodland distribution centre and that no significant new infrastructure investment will be required.
- Foodland New Zealand is transferred out of New Metcash immediately after the successful completion of the Offer. The forecast statement of financial performance of New Metcash does not include any earnings from Foodland New Zealand and the pro forma statement of financial position of New Metcash does not include the assets and liabilities of Foodland New Zealand.
- The EBITA margin earned on the wholesale sales to independent retailers in Western Australia and the Action Supermarkets has been assumed based on Metcash's experience with supplying independent retailers and is not necessarily consistent with Foodland's current wholesale EBITA margins.
- No income is assumed from the Foodland property assets that New Metcash will acquire through the Offer and they are not included in the pro forma statement of financial position for New Metcash.
- New Metcash has recognised a reduction in debt in respect of the property currently held by Foodland Australia which is equal to the book value.
- Operational EBITA synergies are assumed to arise as a result of:
  - improved buying power and rebate revenue;
  - benefits relating to supply chain and logistics, in particular the cessation of the operations of the Richlands warehouse operated by Foodland Australia;
  - the assumed amalgamation of the general administration, information technology and corporate services functions of Foodland Australia with Metcash's existing operations;
  - the closure of the Melbourne buying office with the relocation of some staff; and
  - the centralisation of the corporate head office function.
- Restructure costs of $30 million have been assumed as part of the Offer. These costs have been capitalised in preparing the financial information for the Offer under AGAAP and expensed as incurred under Australian IFRS. The pro forma statement of financial position for New Metcash has required Metcash to make a number of assumptions in regard to the pro forma statement of financial position of Foodland Wholesale. The methodology for and assumptions used to derive the pro forma statement of financial position for Foodland Wholesale is detailed in Section 1.4 of Annexure H.

(b) Assumptions relating specifically to the Capital Reorganisation

The following assumptions relate specifically to the Capital Reorganisation:

- Metcash's standalone financial performance remains unchanged. That is, it is assumed to be as set out in Section 9.6.
- Under AGAAP, pursuant to New Metcash's acquisition of all shares in Metoz and all the shares in Metcash, excluding shares owned by Metoz, goodwill of up to approximately $1.8 billion arises, representing the difference between the fair value of the assets and liabilities acquired and the consideration paid to Metcash shareholders (excluding Metoz) and the conversion of CULS into New Metcash ordinary shares. This goodwill is amortised over 20 years.
- Under Australian IFRS (AASB 3 Business Combinations) the acquisition of all shares in Metoz and all the shares in Metcash excluding shares owned by Metoz will be treated as a reverse acquisition (see section 16.8(a)). On consolidation there is no fair value uplift for the existing assets or liabilities of Metcash as it is deemed the acquiring entity. No goodwill arises under the reverse acquisition, instead the amount paid in cash by New Metcash for Metoz shares is eliminated against other reserves.
- The acquisition of the shareholding of the existing shareholders will be effected by a scrip issue of one New Metcash share for every Metcash Share.
- New Metcash will not consolidate Metcash for tax consolidation purposes.
- For detail in regard to the CULS and CUPS refer to Sections 17 and 16.8(e).

(c) Assumptions relating to transaction costs

The following assumptions relating to transaction costs are applicable to each Scenario:

- Transaction costs relating to debt finance are capitalised and amortised over the period of the debt under AGAAP and Australian IFRS.
- Transaction costs relating to equity raised is deducted from the equity proceeds under AGAAP and Australian IFRS.
- Transaction costs not related to debt or equity are capitalised into the cost of investment as part of the Capital Reorganisation and Offer under AGAAP and Australian IFRS.
- If either or both the Capital Reorganisation or Offer are unsuccessful, costs attributable to the unsuccessful event must be written off immediately under AGAAP and Australian IFRS.
- Refer to Section 16.8(e) for details on the treatment of the transaction costs relating to the CULS and CUPS.

(d) Assumptions relating to funding structure

The funding structure under each Scenario differs. Details relating to the funding structures for Scenarios 1 and 2 are contained in Section 17.

16.8 Accounting considerations

Detailed below are the key accounting considerations which arise in connection with the Capital Reorganisation and Offer.

(a) Reverse take-over assessment

If the Capital Reorganisation is Effective, the Metcash Shares owned by all non-Metoz shareholders will be exchanged for New Metcash Shares. The shares in Metcash owned by a subsidiary of Metoz will be purchased for cash by New Metcash. Under AGAAP this transaction will be accounted for as an acquisition by New Metcash, which will be both the legal parent and parent for accounting purposes, of Metcash.

Under Australian IFRS (AASB 3 Business Combinations) this acquisition will be treated as a reverse acquisition since the substance of the transaction is that the existing public shareholders of Metcash will, through New Metcash, effectively be acquiring Metoz. Metcash will retain operating and financial control and will be treated as the acquirer for accounting purposes. On consolidation by New Metcash, no goodwill arises on the acquisition by New Metcash of the Metoz shares and the amount paid in cash by New Metcash to Metoz shareholders for their shares will be eliminated against other reserves.



(b) Purchase price allocation in connection with Foodland

Metcash management will assess the fair value of the identifiable net assets which have been acquired from Foodland. The difference between the cost of acquisition and the fair value of identifiable net assets acquired under AGAAP will be allocated to goodwill.

Australian IFRS requires a thorough identification of all intangible assets which is considerably more extensive than that required under AGAAP. In preparing the statement of financial position under Scenarios 1 and 2 Metcash has not allocated any of the purchase price to separately identifiable intangible assets that Foodland may have (such as brands, customer relationships and contracts) on the basis that it has not had access to information other than which is available in the public domain. To the extent that any intangible assets are identified with a "finite" useful life, these will need to be amortised which will adversely affect forecast earnings.

Australian IFRS also requires any contingent liabilities of Foodland to be recognised on the opening consolidated balance sheet and eliminated against goodwill on consolidation.

The final allocation of the purchase price to the fair value of the identifiable net assets which have been acquired will not be finalised prior to the issue of this Bidder's Statement as access to the detailed accounting and other information of the company is not possible. Subsequent to acquisition, any change in the value of Foodland's assets and liabilities at the date of acquisition will be matched by a corresponding decrease or increase in goodwill and there will be no impact on the cashflows of New Metcash or Metcash.

(c) Retained earnings and payment of dividends

Under Australian IFRS, the retained earnings of New Metcash may be negative. New Metcash will be reliant on profits earned subsequent to the Effective Date of the Capital Reorganisation in order to be able to pay future dividends.

Future financial performance presented under Australian IFRS may be significantly impacted by future changes to those standards and their application to the preparation of financial information. This may introduce considerable volatility into the future reported results of New Metcash thereby adversely impacting distributable earnings. This issue is not specific to New Metcash and similar issues are likely to apply to other companies reporting under Australian IFRS.

(d) Impact of tax consolidations

Foodland became a consolidated group for tax purposes for the financial year ending 1 August 2004. Metcash has elected to become a consolidated group for tax purposes for the financial year ending 30 April 2004. Accordingly where Metcash consolidated group acquires the Foodland consolidated group, there should be no deconsolidation event for Foodland and thus there should be no adverse tax consequences. Foodland will be tax consolidated with Metcash upon acquisition and the tax values of Foodland will be reset to be broadly consistent with the purchase price allocation under AGAAP. However, any tax consolidation impact upon the acquisition of Foodland can only be finalised once Metcash has access to the detailed tax and accounting records and other information of Foodland.

(e) Treatment of Convertible Unsecured Loan Stock (CULS) and Convertible Undated Preference Shares (CUPS)

CULS

Accounting classification

For statutory accounting purposes, the classification between debt and equity of the CULS issued by Metcash is undertaken at the date of issue. This classification will impact the treatment of all associated issuance and transaction costs.

Under both AGAAP and Australian IFRS the CULS will be classified as debt by Metcash at initial recognition. This is on the basis that the outcome of the Scheme is outside the control of Metcash or the holder of the CULS and that redemption is required in cash if the Capital Reorganisation is unsuccessful. The CULS will remain classified as debt on the statement of financial position until redeemed, until they are converted or an event occurs which results in the issuer becoming obliged to mandatorily convert the CULS into a fixed number of ordinary shares of New Metcash. When such an event occurs the portion of the CULS to which the event relates will be affected. The pro forma statements of financial position are presented on the basis that the CULS have been redeemed and/or converted to equity as envisaged under the Scenarios.

Transaction costs

On the basis that the CULS have been classified as debt on initial recognition, all associated issuance and transaction costs (such as underwriting fees) will be recorded on the statement of financial position under AGAAP and Australian IFRS.

Under AGAAP, if the Capital Reorganisation is successful, the costs are presented as an asset and amortised to the statement of financial performance over the term of the CULS (up to 9 months after they are issued). In the event the Capital Reorganisation is not successful, the costs are expensed to the statement of financial performance at that date. When an event occurs which results in a portion of the CULS either being reclassified as equity or redeemed, it is expected the transaction costs will continue to be written off over the term of the CULS (up to 9 months after they are issued).

Under Australian IFRS, the costs are netted off against the CULS liability and expensed to the statement of financial performance between the date of issue and the date on which the Metcash Scheme is voted on, effectively representing an immediate write-off.

Redemption premium

A premium is payable on the redemption of CULS. This must be expensed to the statement of financial performance under AGAAP and Australian IFRS as it relates to the portion of any CULS that remain classified as debt at that date.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CULS are expensed to the statement of financial performance in the year ending 30 April 2006 under the various outcomes included in this section in accordance with both AGAAP and Australian IFRS. Therefore, the actual financial results of New Metcash for the year ending 30 April 2006 will differ from those presented in this Section.

CUPS

Accounting classification

The terms of the CUPS allow for the holder to request conversion, at which time the issuer can choose to convert them into a variable number of shares in New Metcash or redeem for cash at a fixed amount. The issuer can also redeem the CUPS at any time prior to conversion.

Under AGAAP a financial instrument with these terms is classified as equity on the basis that conversion is at the option of the holder. The manner in which the conversion could be settled by the issuer does not impact this classification. Under Australian IFRS, classification of the CUPS would be debt on initial recognition on the basis that the issuer has the option to redeem the CUPS for cash of a fixed amount or to settle for a variable number of shares. In the event they are converted into ordinary shares in New Metcash, the CUPS will be classified as equity.

Transaction costs

On the basis that the CUPS have been classified as equity under AGAAP, any underwriting fees are netted off against equity. Under Australian IFRS, underwriting fees are amortised to the statement of financial performance over the shorter of the expected life of the CUPS or the first reset date.

Dividend payments

Under AGAAP dividend payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Redemption premium

Under AGAAP, any redemption payments are classified as a preference dividend. Under Australian IFRS these payments are classified as interest expense.

Forecast financial information

The forecast financial information has been prepared on the basis that the result on the Capital Reorganisation and Offer is unknown until 1 May 2005 and hence, unlike the statutory accounting position it is assumed related funding transaction costs are incurred on 1 May 2005. Accordingly, the issuance, transaction costs and redemption fees in connection with the CUPS are expensed to the statement of



financial performance in the year ending 30 April 2006 under the various outcomes included in this section in accordance with AGAAP. The funding related transaction costs have been expensed through the statement of financial performance in the year ending 30 April 2006 for the purposes of the Australian IFRS disclosures. Therefore, the actual financial results of New Metcash for the year ending 30 April 2006 will differ from those presented in this Section.

16.9 Differences between AGAAP and Australian IFRS

Metcash management has completed a review of the impact of Australian IFRS upon the financial results for Metcash standalone. Metcash management has relied upon publicly available information to assess the likely impact of Australian IFRS on the financial results of Foodland. Metcash has not had access to information on Foodland other than that which is available in the public domain. The information below sets out the significant differences between AGAAP and Australian IFRS as identified by Metcash management using information which is currently available, as they impact Metcash, Foodland and New Metcash as the case may be. Whilst Metcash management has been diligent in its review of publicly available information, Metcash makes no assurance that they have identified all required disclosure and presentation differences between AGAAP and Australian IFRS.

(a) Summary of differences between AGAAP and Australian IFRS

The following table summarises the effect of significant differences between AGAAP and Australian IFRS on Metcash, Foodland and New Metcash.

	Metcash standalone	Foodland standalone*	New Metcash	
			Scenario 1	Scenario 2
Restructuring costs	None	None	$30m costs have been expensed in preparing the Australian IFRS forecast consolidated statement of financial performance	
Goodwill	Reversal of amortisation expense of $22m. Impairment test of goodwill required annually	Reversal of amortisation expense of $43m. Impairment test of goodwill required annually	No goodwill arises under the Capital Reorganisation. Goodwill arising from the Offer is not amortised but assessed for impairment annually	
Deferred taxes	No material effect	No material effect	No material effect	
Impairment of assets		Reliable assessment not yet possible		
Employee benefits	None	Liability will be recognised in connection with a defined benefits fund which is currently under funded by $0.5m. Adjusted against retained earnings	$0.5m Foodland liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position	
Acquired contingent liabilities	None	$25.5m in respect of outstanding assessments, including penalties and interest as a result of amended assessments from the Australian Tax Office, that are currently being contested to be adjusted against retained earnings	$25.5m Foodland contingent liability has been taken into account in preparing the Australian IFRS pro forma consolidated statement of financial position	
Pre opening expenses	None	$4.6m (pre tax) of unamortised expenses to be adjusted against retained earnings	These relate wholly to Action Supermarkets which are not included in the pro forma statement of financial position	
Share based payments	None	Reliable assessment not yet possible		
Financial instruments	None	Most hedges are expected to be cashflow hedges. Processes are under review to determine the extent of any embedded derivatives and hedge accounting.	Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements.	

*Sourced form Foodland's Annual Report 2004

(b) Further detail of differences between AGAAP and Australian IFRS

Restructuring costs

Under AGAAP, provided certain conditions are met, restructure costs can be included as part of the cost of acquisition and thus effectively applied against the goodwill of businesses acquired. Under Australian IFRS restructure costs are expensed when the cost is incurred and only included as part of the cost of acquisition when the acquiree has an existing liability for restructuring at the date of acquisition.

Goodwill

Under AGAAP, goodwill is amortised over the useful life of the assets acquired, not exceeding 20 years, resulting in an annual charge for amortisation of goodwill. Under Australian IFRS (AASB 138 Intangibles and AASB 136 Impairment of Assets), goodwill will be allocated to the smallest "cash generating unit", capitalised and be subject to an annual impairment test. Thus, rather than being amortised over a predetermined period, goodwill will be tested for impairment on an annual basis. Where impairment is identified, the carrying value of goodwill will be written down and profit reported for the period reduced accordingly.

Deferred taxes

Under AGAAP, the tax effect of items of income and expense that are recognised in the statement of financial performance in one period but are taxable or deductible in other periods are included in the calculation of the accounting income tax expense and reflected as deferred tax assets and liabilities in the statement of financial position.

Australian IFRS introduces a balance sheet method of accounting for taxation. Under this approach, deferred tax is calculated as the tax expected to be payable or recoverable on differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Therefore, if an asset was held at valuation with changes in fair value recognised in an asset revaluation reserve, no deferred tax liability would be recognised under AGAAP but a deferred tax liability would be recognised under Australian IFRS.

Impairment of assets

Under AGAAP, the recoverable amount of an asset is determined as the amount that is expected to be recovered through cash inflows and outflows from the continued use and subsequent disposal of the asset, on the basis of discounted or undiscounted future cashflows. For this purpose, Metcash and Foodland currently discount future cashflows at the weighted average costs of capital and risk free rate respectively. Under Australian IFRS (AASB 136 Impairment of Assets), "recoverable amount" is determined as the higher of net selling value and value in use, determined by discounting cashflows at an asset-specific discount rate. Reliable estimation of the future financial effects of this change in accounting policy is currently impracticable because the conditions under which impairment will be assessed are not yet known.

Employee benefits

Under Australian IFRS (AASB 119), employer sponsors are required to recognise the net surplus or deficit in their employer-sponsored defined benefit superannuation funds as an asset or liability respectively, with the year on year movement to be expensed to the statement of financial performance or adjusted against equity. Under AGAAP, any surplus or deficit is not required to be recognised as an asset or liability respectively.

Acquired contingent liabilities

Under AGAAP, contingent liabilities of the acquiree are not specifically recognised at the date of acquisition as they do not meet the qualifying requirements of a liability under AGAAP (ie that it is probable that any associated resources embodying economic benefits will flow from the acquirer, and a reliable measure is available of their cost or fair value). Under Australian IFRS, contingent liabilities of the acquiree should be identified and recognised at their fair value on the consolidated statement of financial position at the acquisition date and at each subsequent reporting date.



Pre opening expenses

Under Australian IFRS (AASB 138 Intangible Assets), costs incurred in the start-up phase of a newly acquired, constructed or refurbished store must be expensed. Under AGAAP pre opening expenses have been capitalised and amortised on a straight line basis over 12 months following the commencement of trading.

Share based payments

Under Australian IFRS (AASB 2 Share Based Payments), employers are required to determine the fair value of shares issued to employees as remuneration and recognise this as an expense in the statement of financial performance. This applies to both option and share based forms of equity based remuneration. Under AGAAP, shares issued to employees as remuneration do not need to be expensed.

Financial instruments

Australian IFRS (AASB 139 Financial Instruments – Recognition and Measurement) requires all derivative contracts, whether used as hedging instruments or otherwise, to be recognised and measured at fair value. Unless detailed hedge accounting requirements are met, movements in fair value of these contracts must be taken to the statement of financial performance. AASB 139 also introduces the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within host contracts. Embedded derivatives are required to be fair valued and movements reported in the statement of financial performance. AGAAP is not specific about the treatment of such financial instruments.

Transaction costs relating to the raising of debt

Under both AGAAP and Australian IFRS, transaction costs relating to debt finance are deducted from the net proceeds received and amortised over the period of the debt using the effective interest method.

16.10 Consistency of accounting policies between Metcash and Foodland

The principal accounting policies adopted by Metcash are set out in detail in their financial statements for the year ended 30 April 2004. Metcash management has conducted a review of the accounting policies of Foodland, as disclosed in Foodland's 2004 annual report, for consistency with the accounting policies of Metcash. No significant differences were noted based upon the information available.

17 Funding arrangements

17.1 Maximum cash consideration

The consideration for the acquisition of Foodland Shares to which the Offer relates may be partly satisfied by payment of cash. The maximum amount of cash which would be payable by Metcash under the Offer if acceptances are received for all Foodland Shares on issue as at the date of this Bidder's Statement and all those accepting Foodland Shareholders elect to receive the cash payment, is approximately $846 million.

17.2 Funding the Offer

The cash consideration payable by Metcash under the Offer will be financed by:

- a new 3 year senior unsecured syndicated loan note subscription facility (**Syndicated Facility**) of up to $825 million (to the extent that funds available under such facility are not required for the Capital Reorganisation). The Syndicated Facility is to be provided to Metcash by a syndicate of lenders and has been fully underwritten by ANZ;
- a new $235 million 18 month cash advance facility (**Action Facility**). The Action Facility is to be provided by ANZ initially to a new subsidiary (**Action Holdco**) to be established by Metcash for the purpose of consolidating and then disposing of Foodland's Action store business and/or the shares in Foodland's subsidiaries that own or operate that business. Action Holdco may be replaced as borrower (**Action Borrower**) under the Action Facility by a subsidiary of Foodland subsequently identified for the purpose of effecting this consolidation and disposal. The Action Facility is intended to be repaid using the proceeds of disposal of that business by the relevant Action Borrower;
- the proceeds of the institutional Equity Placement of Metcash Shares effected on 6 December 2004 which raised a total of approximately $270 million; and
- the proceeds of the SPP offered by Metcash to Shareholders in the period 16 December 2004 to 11 January 2005 which raised approximately $21 million.

Metcash has also obtained a commitment from ANZ to provide (either directly or through its New Zealand subsidiary, ANZ National Bank Limited) a new NZ$440 million 6 month cash advance facility (the **NZ Facility**) to Foodland (N.Z.) Holdings Limited (**NZ Borrower**) to refinance indebtedness of Foodland New Zealand provided (directly or indirectly) by current lenders (including in certain circumstances Foodland Australia) in the event that the Offer is successful and the current lenders to Foodland New Zealand exercise any rights they have to require early repayment of their facilities as a result of the Offer and in certain other circumstances where required, in order to ensure compliance with the terms of the Syndicated Facility and the Action Facility.

In addition to the above, a new 364 day working capital facility of up to $150 million (or $100 million if the Offer is successful) (the **Working Capital Facility**) is to be provided to Metcash by ANZ for the purposes of funding (subject to certain restrictions) ongoing working capital requirements of Metcash and its subsidiaries.

Further details of these arrangements are set out below.

17.3 Funding the Capital Reorganisation

The consideration payable by Metcash to support the Capital Reorganisation will be financed by:

- the Syndicated Facility referred to in Section 17.2;
- a pro rata rights issue of Convertible Unsecured Loan Stock (**CULS**) to eligible Shareholders to raise approximately $744 million. Deutsche Bank has underwritten the CULS issue to this level. Metoz has agreed that it will not be taking up its entitlement under the CULS issue; and



- the issue of Convertible Undated Preference Shares (**CUPS**) of up to $50 million. Deutsche Bank has agreed to subscribe for all of the CUPS.

Further details of the CULS and CUPS are set out below.

17.4 Sources and uses of funds

Scenario 1

Capital Reorganisation not Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility	425	Capital Reorganisation	0
Action Facility	235	Takeover Offer	846
CULS	0	Transaction and restructure costs	104
CUPS	0		
Cash	291		
Sources of funds	**950**	**Uses of funds**	**950**

Note:

1 Facility limit $490 million – $65 million remains undrawn.

In this Scenario, 100% of the CULS are redeemed (and a redemption premium will be paid). The source and uses of funds table above is presented after the redemption of CULS.

No CUPS are drawn in this Scenario as the CUPS can only be issued if the Capital Reorganisation becomes Effective.

The Syndicated Facility reduces to $490 million and hence, $425 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This scenario assumes 100% cash take-up under the Offer. If the Capital Reorganisation does not become Effective and the Offer succeeds, then a capital management program, such as a buy-back, would be undertaken to ensure the optimum balance of debt and equity. The buy-back would be subject to agreement from the lenders under the Facilities and would be expected to be completed within a 3 month period.

Scenario 2

Capital Reorganisation Effective and Takeover Offer successful

Sources of funds	$ million	Uses of funds	$ million
Syndicated Facility	756	Capital Reorganisation	1,125
Action Facility	235	Takeover Offer	846
CULS	744	Transaction and restructure costs	104
CUPS	50		
Cash	291		
Sources of funds	**2,075**	**Uses of funds**	**2,075**

Note:

1 Facility limit $775 million – $19 million remains undrawn. Initially, $825 million is available, however the limit reduces to $775 million due to the conversion of the CUPS into Newco Shares.

In this Scenario, 25% of the CULS will be converted to ordinary shares in Newco upon implementation of the Capital Reorganisation and a further 25% approximately 6 months later. It is assumed the remaining CULS are also converted to ordinary shares in Newco after approximately 6 months from their issue date.

The CUPS will be issued once the Capital Reorganisation becomes Effective and are assumed to be converted to ordinary shares in Newco after 6 months.

The sources and uses of funds table above is presented after the conversion of the CULS and CUPS.

Of the debt funding, $756 million will be sourced under the Syndicated Facility and $235 million under the Action Facility.

This outcome assumes 100% cash take-up under the Offer. If there is scrip take-up under the Offer, Metcash will consider its capital structure and may undertake capital management initiatives to optimise its capital structure, subject to lender consent in accordance with the Facilities.

For information on the CULS, see Sections 17.5 and 17.6.

17.5 The Facilities

(a) Facility commitments

Metcash has received and accepted the following signed commitment letters:

- a letter of commitment in relation to the Syndicated Facility (the **Syndicated Facility Commitment Letter**);

The Syndicated Facility Commitment Letter provides that ANZ has agreed to underwrite the Syndicated Facility and ANZ and Metcash must use best endeavours to complete and execute the documentation required for the Syndicated Facility (together with the documentation required for the working capital facility referred to below, the **Senior Finance Documents**) as soon as reasonably practicable.

ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances.

- a letter of commitment in relation to the Action Facility (the **Action Facility Commitment Letter**).

The Action Facility Commitment Letter provides that ANZ has agreed to provide the Action Facility and ANZ and Metcash must use best endeavours to complete and execute the documentation required for the Action Facility (**Action Finance Documents**) as soon as reasonably practicable.

ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances.

- a letter of commitment in relation to the NZ Facility (the **NZ Facility Commitment Letter**).

The NZ Facility Commitment Letter provides that ANZ has agreed to provide the NZ Facility to Foodland (N.Z.) Holdings Limited and ANZ and Metcash must use best endeavours to complete and execute, or procure the execution of, the documentation required for the NZ Facility (**NZ Finance Documents**) as soon as reasonably practicable provided that the documentation will not be executed if a determination is made by the relevant borrower that the borrower does not require the NZ Facility for the purposes of refinancing indebtedness of Foodland New Zealand provided (directly or indirectly) by existing lenders in the circumstances described in Section 17.3 above.

- a letter of commitment in relation to the provision to Metcash of a working capital facility of up to $150 million (the **Working Capital Facility Commitment Letter**).

The Working Capital Facility Commitment Letter provides that ANZ has agreed to provide the Working Capital Facility and ANZ and Metcash must use best endeavours to complete and execute the documentation required for the Working Capital Facility as soon as reasonably practicable.

ANZ's commitment is conditional on satisfaction of a number of conditions precedent and may be terminated in various circumstances. These conditions precedent have been met as at the date of this Bidder's Statement.



(b) Documentation

In each case, it is a condition to the availability of the Facilities that the parties prepare and execute formal loan, guarantee (and, if applicable, security) and other relevant documentation. The documents to be executed include:

- a facilities agreement in relation to the Syndicated Facility and the Working Capital Facility (the **Senior Facilities Agreement**);
- certain other documents in relation to the provision of the Working Capital Facility;
- a facility agreement in relation to the Action Facility (the **Action Facility Agreement**);
- a facility agreement in relation to the NZ Facility (**NZ Facility Agreement**);
- guarantee (and, where applicable, security) documentation in relation to each Facility;
- an intercreditor agreement between the respective lenders, borrowers and guarantors under the Syndicated Facility and the Action Facility (**Intercreditor Agreement**); and
- certain other documents ancillary or related to the above.

The above documentation contains (or will contain) provisions of this nature including provisions dealing with payment of interest and principal, drawdown procedures, representations, warranties, covenants and events of default and various other covenants and clauses which are (except to the extent otherwise disclosed in this Bidder's Statement) usual for facilities such as the Facilities or having regard to the nature or circumstances of this transaction.

(c) Conditions precedent to availability

The availability of the Facilities, and the ability to draw down under the Facilities, is subject to a number of conditions precedent, as set out in Annexure I of this Bidder's Statement.

The Offer is subject to a condition (as set out in Section 23.9(l)) that each of the conditions to the availability of the Facilities are satisfied. Metcash cannot waive this or any other condition without the consent of ANZ. If Metcash declares the Offer free from this condition but any of the conditions to the Facilities are not satisfied or waived by ANZ under the Facilities, the Facilities would not be available to fund the Offer.

As at the date of this Bidder's Statement, Metcash is not aware of any reason why those conditions precedent will not be satisfied in time to allow the proceeds to be available to Metcash to pay the consideration under the Offer, as and when required, under the terms of Offer.

(d) Events of default

The Facilities will be subject to events of default and review events, as set out in Annexure I of this Bidder's Statement. The Offer is subject to a condition (as set out in Section 23.9(l)) that there is no event of default under the Facilities.

Metcash is not aware, as at the date of this Bidder's Statement, of the occurrence of any event of default or any circumstances that would lead to an event of default.

(e) Undertakings, representations and warranties

Under the Facilities, Metcash and the guarantors are required to give undertakings, representations and warranties (including a negative pledge and undertakings not to acquire or dispose of assets, incur financial obligations or make distributions to shareholders, subject to agreed exceptions) consistent with the nature of the Facilities or required by ANZ due to the particular circumstances of the transaction. The undertakings, representations and warranties will apply in relation to both the existing Metcash Group and Foodland and its subsidiaries.

The representations or warranties include but are not limited to:

- power and authority to execute the loan documents and related security documents;
- validity and binding nature of the loan documents and related security documents;

- non-contravention of laws or agreements;
- absence of insolvency events;
- absence of litigation or other proceedings that could have a material adverse effect; and
- disclosure of relevant information to the lenders and accuracy of information disclosed.

Further details are set out in Annexure I.

Metcash is not aware, as at the date of this Bidder's Statement, of any breach of a representation or warranty nor any circumstances that would lead to a breach of a representation or warranty.

(f) Term

The term of the Syndicated Facility is 3 years from signing of the facility agreement, subject to certain mandatory prepayments required to reflect reductions in the facility limit and prepayments that may be required out of insurance proceeds in certain circumstances.

The term of the Action Facility is 18 months from signing of the facility agreement, subject to certain mandatory prepayments required to reflect reductions in the facility limit, out of cashflows of the Action store business and out of the proceeds of sale of Action stores.

The initial term of the Working Capital Facility is 364 days.

The term of the NZ Facility is 6 months from the date that the Offer becomes unconditional.

(g) Security arrangements

The Syndicated Facility and the Working Capital Facility will be unsecured, but (subject to limited exceptions) will be guaranteed by each of Metcash's (or, if the Capital Reorganisation occurs, Newco's) subsidiaries from time to time other than NZ Holdco, Foodland NZ Finance Limited, Foodland (N.Z.) Holdings Limited and its subsidiaries (the **Foodland NZ Companies**).

The Action Facility will be secured against the assets of Foodland's Action store business and the shares in the companies that comprise it (the **Action Companies**). The Action Facility will be guaranteed by the Action Companies (other than the Action Borrower) and will also be guaranteed (on a limited and subordinated basis following satisfaction of certain conditions) by Metcash and the other guarantors of the Syndicated Facility.

The NZ Facility will be guaranteed by the Foodland NZ Companies (other than the NZ Borrower) and may also be secured against assets of Foodland New Zealand.

(h) Lenders and syndication

As noted above, the Syndicated Facility has been underwritten by ANZ.

ANZ intends to syndicate the Syndicated Facility to other lenders and Metcash has given certain undertakings to assist ANZ with the syndication process. Successful syndication is not a condition precedent to funding under the Syndicated Facility.

In relation to the other Facilities, ANZ (or in the case of the NZ Facility, ANZ or its subsidiary, ANZ National Bank Limited) will be the lender.

(i) Hedging arrangements

Metcash will implement appropriate arrangements to hedge its exposure to interest rate movements as required under the terms of the Syndicated Facility and other funding arrangements and as may otherwise be considered appropriate by its Board. To facilitate the entry into the hedging arrangements it is anticipated that some or all of Metcash's subsidiaries would provide guarantees and indemnities, and in some cases may provide security over their assets, in respect of the hedging arrangements.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



17.6 CULS issue

To fund the Capital Reorganisation, Metcash proposes to undertake a pro rata entitlement issue of CULS to eligible shareholders (**Rights Issue**) at an issue price of $2.54. However, the issue price of the CULS and the Rights Issue ratio may be varied by agreement between Metcash and the Underwriter prior to the Offer being made. Metoz will not subscribe for its entitlement under the Rights Issue. The Rights Issue will raise approximately $744 million, and is underwritten to this level by Deutsche Bank. Rights that are not exercised by eligible shareholders (other than Metoz) and rights of excluded foreign shareholders will be offered to other investors via bookbuild processes. Any positive difference between the sale price achieved under the relevant bookbuild and the CULS Issue Price will be paid to non-participating shareholders who did not take up their rights as the consideration for their rights.

(a) Use of Proceeds

If the Metcash Share Scheme becomes Effective then the proceeds of the Rights Issue will be used to fund the Capital Reorganisation. If the Metcash Share Scheme does not become Effective by the date that is no later than 6 months following the date of issue of the CULS (**Maturity Date**), the proceeds will be used to redeem the CULS as set out below.

(b) Key terms of CULS

The key terms of the CULS are expected to be substantially as set out below.

(1) Nature of CULS

The CULS are convertible, unsecured, redeemable loan notes. Prior to the Metcash Share Scheme becoming Effective, the CULS will rank equally with all other non-secured creditors of Metcash. If the Metcash Share Scheme becomes Effective, the CULS will be subordinated to all creditors of Metcash other than those who are expressed to rank equally with or behind the CULS.

No interest will be payable on the CULS other than default interest payable upon a failure to pay amounts due and payable upon the CULS.

The CULS will either be redeemed or converted into ordinary shares in Newco as set out below.

(2) Redemption if Metcash Share Scheme not Effective

If the Metcash Share Scheme does not become Effective before the Maturity Date, all of the CULS will be redeemed for the CULS Issue Price plus a redemption premium of 2.5% of the CULS Issue Price.

(3) Conversion or redemption if Metcash Share Scheme becomes Effective

If the Metcash Share Scheme becomes Effective before the Maturity Date:

- 25% of the total number of CULS issued will be converted upon implementation of the Metcash Share Scheme;
- a further 25% of the total number of CULS issued will be converted on the Maturity Date; and
- the remaining 50% of the total number of CULS issued will either be converted or redeemed (as determined by Metcash) on the Maturity Date.

Any CULS redeemed on the Maturity Date will be redeemed at for the CULS Issue Price plus a redemption premium of 5% of the CULS Issue Price.

Any CULS converted will be converted into Newco Shares on a one for one basis (subject to adjustment of this ratio in the event of a reconstruction of Newco Shares).

If the Metcash Share Scheme becomes Effective, Metcash may:

- by notice to CULS Holders, accelerate the Maturity Date if the Offer becomes unconditional; or
- extend the Maturity Date in respect of the final 50% of the CULS by 3 months if the Offer has not become unconditional by the Maturity Date. If the Maturity Date is extended any CULS redeemed on the extended Maturity Date as set out above will be redeemed for the CULS Issue Price plus a redemption premium of 7.5% of the CULS Issue Price.

In addition, if the Metcash Share Scheme becomes Effective, the 25% of the CULS that were due to be converted on the Maturity Date (as set out above) will be mandatorily converted at an early date if a takeover bid is made to acquire all or some of the ordinary shares in Metcash or all or some of the ordinary shares in Newco and the bid is, or becomes, unconditional and:

(i) the bidder has at any time during the Offer Period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or the ordinary shares in Newco on issue, as the case may be; or

(ii) the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

If the Metcash Share Scheme becomes Effective:

(1) CULS Holders will be able to elect to convert their CULS into ordinary shares in Newco if official quotation of the CULS is suspended or the Issuer or Newco proposes a shareholder resolution to dispose its main undertaking (as defined in the ASX Listing Rules);

(2) CULS will be mandatorily converted into ordinary shares in Newco upon the occurrence of certain insolvency events.

Metcash will apply for the CULS to be listed on ASX.

(c) Underwriting

Under the Underwriting Agreement, Deutsche Bank (the **CULS Underwriter**) agrees to underwrite Metcash's Rights Issue of the CULS (**Rights Issue**), up to the amount of $744,144,367, at a price of $2.54 per CULS or such other amount as agreed (**CULS Issue Price**) between Metcash and the CULS Underwriter. The CULS Underwriter agrees to underwrite by either procuring subscribers for CULS or purchasing CULS itself. The Rights Issue will be done by a pro rata "jumbo" style offer under which the institutional component of the Rights Issue is conducted on an accelerated timetable such that the offer to Shareholders who are institutional investors under the Rights Issue will open and close earlier than the offer to other eligible shareholders under the retail component of the Rights Issue.

Further information in relation to the CULS is set out in the Metcash Scheme Booklet being provided by Metcash to its shareholders in connection with the Capital Reorganisation. Any Foodland Shareholder who would like a copy of the Metcash Scheme Booklet should phone the Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia).

17.7 CUPS issue

If the Schemes become Effective, Metcash proposes to raise $50 million through the issue of CUPS. The CUPS provide an additional source of funding and further flexibility to Metcash in undertaking the Capital Reorganisation.

(a) Subscription Agreement

Deutsche Bank (**CUPS Holder**) has agreed to subscribe for all the CUPS pursuant to the Subscription Agreement. Deutsche Bank's obligation to subscribe for the CUPS is subject to a number of conditions precedent and termination rights. Newco and Metcash also give a number of undertakings in favour of the CUPS Holder.

In a winding up of Newco or Metcash, any claim for breach of the undertakings is subordinated to the claims of all persons claiming in the winding up other than creditors whose claims are expressed by their terms to be subordinated to the claims of creditors of Newco or Metcash (as applicable) generally and members of Metcash (including the holders of Metcash A Shares and NZ Shares).

(b) Key terms of the CUPS

The CUPS are convertible preference shares.

The CUPS will rank behind the claims of the holders of NZ Shares and the holders of Metcash A Shares but in priority to claims of the holders of Metcash Shares and any other class of shares ranking behind the CUPS in all respects (including as to payment of dividends and return of capital on winding up).



A preferential non-cumulative dividend will be payable on the CUPS semi-annually in arrears based on a rate equal to (Base Rate + Margin) x (1 – corporate tax rate) where the Base Rate is the 30 day bank bill rate on the first day of each calculation period and the Margin is the margin on the Syndicated Facility plus 1%. Payment of dividends will be subject to declaration by the Metcash Board. The first dividend payment date is the first Business Day after the first reset date (as set out below). If any dividend is not fully franked, Metcash must pay an additional amount to the CUPS Holder to compensate.

Metcash may, by notice to the holder, reset various terms of the CUPS on each reset date (the first of which is 6 months from the date of issue) including the dividend rate, conversion discount, dividend payment dates and reset dates. Metcash may extend the first reset date by 3 months if Metcash has not acquired 100% of the Foodland Shares pursuant to the Offer or the Offer has lapsed or been withdrawn before that date.

The CUPS Holder will be entitled to request that all of the CUPS are exchanged on a reset date or on the occurrence of certain trigger events which include the amount paid for the CUPS exceeding 5% of the market capitalisation of Newco on any date (being the sum of the closing price on ASX of Newco Shares multiplied by the number of Newco Shares on issue plus the closing price of the CULS on ASX multiplied by the number of CULS on issue), non-payment of dividends, insolvency events, suspension of Newco Shares from trading, events of default under the Syndicated Facility and breach of undertakings in the Exchange Deed and the Subscription Agreement. Upon the CUPS Holder requesting exchange, Metcash may, at its discretion, elect to either:

- may, at its discretion elect to repurchase the CUPS (by way of redemption, buy back or capital reduction or procuring Newco or a third party to purchase the CUPS) for an amount equal to the face value plus interest at the rate of (Base Rate + Margin) (as described above) for the period from the last dividend payment date to the conversion date (**Redemption Amount**); or
- failing such election, must convert the CUPS into Newco Shares by applying the Redemption Amount to acquire Newco Shares at a 5% discount to the average of the 20 business day volume weighted average sale price of Newco Shares sold on the ASX (**VWAP**) prior to the conversion.

The CUPS Holder cannot require redemption of the CUPS. Metcash may elect to repurchase some or all of the CUPS if the CUPS Holder requests conversion or at any time other than in the period of 29 business days before an exchange date provided the amount of CUPS on issue after the repurchase is not less than $20,000,000.

If the CUPS Holder requests conversion before Metcash has acquired 100% of the Foodland Shares pursuant to the Offer or the Offer has lapsed or been withdrawn, the date on which those CUPS are redeemed or converted (as set out above) will be the earlier of the reset date (if applicable, as extended) or 5 Business Days after one of the events specified above in relation to the Offer has occurred. If this occurs, any CUPS converted into Newco Shares will be converted at a 10% discount to VWAP (as defined above) and the number of shares into which those CUPS will convert will be determined by reference to the VWAP (as defined above) when the exchange would have occurred if the delay in the exchange referred to above was disregarded.

The CUPS Holder will have no right to vote other than in the limited circumstances required under the Act and the ASX Listing Rules. Metcash will be restricted from issuing further shares that rank equally or in priority to the CUPS other than in limited circumstances. Further share issues by Metcash to Newco (other than those contemplated at the time of execution of the Subscription Agreement) are not permitted without the approval of the CUPS Holder.

The CUPS will not be quoted on the ASX and the CUPS Holder will not be entitled to transfer legal title to the CUPS without the consent of Metcash.

(c) Exchange Deed

Since the CUPS may convert into ordinary shares in Newco, Newco will enter into a deed poll in favour of the CUPS Holder under which it agrees to issue Newco Shares to the CUPS Holder (**Exchange Deed**) under which it gives a number of undertakings in relation to the CUPS.

Further information in relation to the CUPS is set out in the Metcash Scheme Booklet being provided by Metcash to its shareholders in connection with the Capital Reorganisation. Any Foodland Shareholder who would like a copy of the Metcash Scheme Booklet should phone the Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia).

18 Rights attaching to the Metcash A Shares and the NZ Shares

18.1 Summary

The rights and restrictions attaching to the Metcash A Shares and the NZ Shares are found in both the Metcash constitution and the terms of issue of the Metcash A Shares and NZ Shares.

The following is a summary only of the rights and restrictions contained in the terms of issue and the constitution of Metcash.

Metcash A Shares and NZ Shares are both non-voting preference shares. They confer, respectively, economic entitlements to Metcash's Australian operations (including Foodland Australia) and Foodland New Zealand.

18.2 Metcash constitution

At a shareholders' meeting held on 20 January 2005, Metcash Shareholders approved changes to Metcash's constitution allowing the issue of Metcash A Shares and NZ Shares.

The amendments to the constitution inserted new rules 3.2A (dealing with Metcash A Shares) and 3.3A (dealing with NZ Shares). The constitution sets out the voting rights of these two classes of preference share. The terms of issue establish NZ Shares as having priority over Metcash A Shares and Metcash ordinary shares. Metcash A Shares have priority over Metcash ordinary shares.

Under rules 3.2A(d)(i), at the completion of compulsory acquisition, Metcash A Shares will either convert into Metcash ordinary shares or be exchanged for ordinary shares in Newco (depending on the outcome of the Schemes).

Under rules 3.3A(d)-(n), NZ Shareholders agree to become members of NZ Holdco and also appoint an irrevocable proxy to vote in favour of the NZ Holdco Transfer which will effect the transfer of Foodland New Zealand to former Foodland Shareholders.

18.3 Dividends

A holder of a Metcash A Share is entitled to a non-cumulative dividend of that amount which is paid by way of dividend on a Metcash ordinary share. The dividend entitlement is to be paid in preference to the dividend on ordinary shares. The dividend payment dates will be the same as those fixed in relation to ordinary shares.

A holder of an NZ Share is entitled to a non-cumulative dividend of an amount equal to the amount received by NZ Holdco from Foodland's New Zealand operations in a particular accounting period. That amount is to be paid in preference to any dividends on Metcash ordinary shares and Metcash A Shares.

If NZ Holdco has received a dividend, Metcash may not pay a dividend on Metcash A Shares and ordinary shares unless it has determined and paid a dividend on the NZ Shares in the amount of the dividend received by NZ Holdco.

Following the successful listing of NZ Holdco, the franking position of any dividends paid will be different. Dividend payments paid out of the New Zealand companies do not generate franking and as such any dividends paid out of the NZ Holdco will not be franked.

18.4 Ranking

NZ Shares rank ahead of Metcash A Shares and CUPS for payment of dividends and for return of capital on a winding up of Metcash, but carry no further right to participate in any surplus assets or profits. On a winding up, each NZ Shareholder is entitled to a right to payment of the issued share capital of NZ Holdco in the proportion which the number of NZ Shares held by them bears to the total number of NZ Shares on issue at that time, but confers no right to participate further or in any other return of capital.



Metcash A Shares rank ahead of CUPS and ordinary shares for payment of dividends and for return of capital on a winding up of Metcash. On a winding up, each Metcash A Share confers a right to payment of that amount which is paid to ordinary shareholders of Metcash. In the event of conversion, Metcash A Shares rank equally with Metcash ordinary shares. In the event of exchange, Metcash A Shares will rank equally with Newco ordinary shares.

Metcash A Shares and NZ Shares will rank on a winding up behind all creditors of Metcash (including claims (if any) of the CUPS Holder for breach of the contractual undertakings given by Metcash in the Subscription Agreement as set out in further detail in Section 17.7).

18.5 Voting rights

Under the constitution of Metcash, Metcash A Shares and NZ Shares do not confer a right to vote except:

- during a period in which a dividend (or part of a dividend) in respect of a share is in arrears;
- on a proposal to reduce Metcash's share capital;
- on a proposal that affects rights attached to the shares;
- on a resolution to approve the terms of a buy-back agreement;
- on a proposal to wind up Metcash;
- on a proposal for the disposal of the whole of Metcash's property, business and undertaking; and
- during the winding up of Metcash.

Metcash ordinary shareholders who also hold NZ Shares at the time of the NZ Holdco Transfer will be unable to vote their ordinary shares in favour of the NZ Holdco Transfer as they are to receive consideration (shares in NZ Holdco) under the NZ Holdco Transfer.

18.6 NZ Share irrevocable proxy

In order to facilitate the transfer of Foodland New Zealand to existing Foodland Shareholders, each NZ Shareholder is taken under Metcash's constitution to have:

- agreed to become a member of NZ Holdco in the event of a capital reduction;
- irrevocably and unconditionally appointed Metcash and each of its directors as attorney and agent:
  - (A) to do anything reasonably considered necessary or desirable in relation to the NZ Shareholder becoming a member of NZ Holdco; and
  - (B) to execute and deliver any document or perform any act which the attorney or agent reasonably considers necessary or desirable to give effect to or facilitate the NZ Holdco Transfer;
- agreed to ratify and confirm whatever Metcash does or causes to be done in relation to the NZ Holdco Transfer;
- irrevocably appointed the chairman of the meeting to consider any NZ Holdco Transfer Resolution as proxy to vote in favour of any NZ Holdco Transfer Resolution;
- forfeited the right to appoint any other person as proxy or to re appoint the Chairman as proxy with respect to a NZ Holdco Transfer Resolution; and
- consented to the holding of any meeting to consider any NZ Holdco Transfer Resolution on short notice.

The appointment of the chairman as proxy precludes the NZ Shareholder from exercising any additional voting powers and rights with respect to a NZ Holdco Transfer Resolution.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of NZ Shares and all subsequent purchasers of NZ Shares.

18.7 Nature of conversion and exchange of Metcash A Shares

Metcash will become the holder of 100% of Foodland on the completion of the Offer and compulsory acquisition. It is expected that this will occur within 2-3 months of the close of the Offer (although this may be longer, depending on whether Foodland Shareholders challenge any aspect of the process).

(a) Conversion

If the Schemes are not Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will convert into Metcash ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, send a holding statement in respect of the Metcash ordinary shares to each former Metcash A Shareholder confirming the holding of Metcash ordinary shares.

(b) Exchange

If the Schemes are Effective at the time that Metcash becomes the holder of 100% of Foodland, then Metcash will give a notice to Newco and ASX, and the Metcash A Shares will be exchanged into Newco ordinary shares on a one-for-one basis. Metcash will, as soon as practicable, notify Metcash A Shareholders of an exchange of their Metcash A Shares. Newco will, as soon as practicable, send a holding statement in respect of the Newco ordinary shares to each former Metcash A Shareholder confirming the holding of Newco ordinary shares.

(c) Exchange mechanism

In order to facilitate exchange under the terms of issue, each holder of a Metcash A Share is taken under Metcash's constitution:

- to have agreed to become a member of Newco and to comply with the constitution of Newco;
- to have irrevocably and unconditionally appointed Metcash and each director of Metcash as the Metcash A Shareholder's attorney and agent:
  - (A) to do anything reasonably considered necessary or desirable in relation to the Metcash A Shareholder becoming a member of Newco; and
  - (B) to execute under hand and delivery any document, notice, direction or perform any act, matter or thing which the attorney or agent reasonably considers necessary or desirable to give effect to exchange; and
- to have agreed to ratify and confirm whatever Metcash or a director of Metcash does or causes to be done in relation to exchange, including executing a proxy.

As these provisions are contained in the constitution of Metcash, they are binding on the initial holders of Metcash A Shares and all subsequent purchasers of Metcash A Shares.

Separately, Newco has executed a Share Issue Deed Poll under which it agrees to issue and allot that number of shares to which each Metcash A Shareholder would be entitled in the event of exchange. A copy of the Newco Share Issue Deed Poll is attached as Annexure E.

18.8 Transfer of Foodland New Zealand business

As discussed in Section 14.4, Metcash intends to return Foodland New Zealand to Former Foodland Shareholders by way of capital reduction. As consideration for the cancellation of NZ Shares, NZ Shareholders will receive shares in NZ Holdco, the proposed holding company of the Foodland New Zealand business. The terms of issue of the NZ Shares facilitate the transfer of Foodland New Zealand to Former Foodland Shareholders by providing for the irrevocable proxy and other matters described in Section 18.6.



18.9 Best endeavours

In the event that the NZ Holdco Transfer is unsuccessful, the terms of issue of the NZ Shares provide that Metcash must use its best endeavours to procure:

(a) the completion of an alternative transaction or transactions having substantially the same effect as the NZ Holdco Transfer;

(b) the sale of the NZ Group and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise; or

(c) the sale of NZ Holdco and the distribution of the After Tax Proceeds to the NZ Shareholders by way of capital reduction or otherwise.

18.10 Independent Expert's Report provided

PwCS has been engaged to prepare an independent expert's report on the value of the Metcash A Shares and the NZ Shares. A copy of the report is attached as Annexure A.

18.11 Proposed listing on ASX

Metcash will use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary to procure, at its own expense, quotation on ASX of the Metcash A Shares, NZ Shares and any Metcash ordinary shares following conversion, and any Newco ordinary shares following exchange. Quotation of these securities is subject to ASX approval.

19 Risk factors

There are many factors that may influence the price of Metcash A Shares and NZ Shares and future dividends paid on Metcash A Shares and NZ Shares. These include risks that apply to the general economy and stock market or to the grocery retail and wholesale market. However, there may also be additional risks which:

- arise, or may arise, from the combination of Metcash and Foodland Australia if the Offer is successful;
- arise from the Capital Reorganisation; or
- apply to New Metcash.

Where possible, Metcash's and New Metcash's respective management and directors will take appropriate action and use safeguards and systems to mitigate these risks. However, some may be beyond their control.

The following represent the directors' view of those risks which may be relevant to Foodland Shareholders' consideration of the Offer. However, this should not be considered an exhaustive list.

There are also general risks associated with any investment.

Foodland Shareholders who accept the Offer will receive Metcash Shares (that is, NZ Shares and possibly Metcash A Shares if they choose the Metcash A Share Alternative) as consideration for their Foodland Shares. It is therefore important to be aware of risks that may have an adverse impact on the financial performance of New Metcash and the value of Metcash shares.

19.1 Risk factors that affect the general economy and the stock market

General economic conditions such as interest rates, inflation, mortgage rates, foreign exchange rates, the labour market environment and oil prices may all have an impact on the businesses of New Metcash.

Changes in economic conditions as a result of, but not limited to, war, civil unrest or terrorist activities, anywhere in the world may affect demand for the goods and services sold by, or provided to, New Metcash which may in turn have an adverse effect on New Metcash's financial performance.

The price at which Metcash A Shares and NZ Shares trade on ASX may be determined by a range of factors including movements in international and local stock markets, recommendations by brokers, inflation, interest rates, general economic conditions, changes in government, fiscal, monetary and regulatory policies. In the future, these factors may cause New Metcash to trade at below current prices and may affect the financial position of New Metcash.

19.2 Risk factors that affect the grocery retail and wholesale market

(a) Competitive risks

The Australian retail grocery market has become increasingly competitive in recent years, as Woolworths and Coles Myer have, through acquisitions and organic growth, attained a significant combined market share. As competition increases which for example may be initiated through aggressive pricing strategies, there is a risk that Metcash's customers' operating and financial performance may be affected. However, Metcash is confident that it has strategies in place to enable its customers to remain competitive against the major chain stores.

Competitive risks that may negatively impact New Metcash's financial performance include:

Sale of independent stores to major chains

A risk exists that Independents, currently supplied by either Metcash or Foodland Australia, will decide to sell their businesses to the major grocery chains (Woolworths or Coles Myer). Should this occur, New Metcash is likely to experience a decline in sales and profits.



Metcash believes that the merger of Metcash's existing businesses with Foodland Australia's wholesale business will enable the combined business to obtain better trading terms from suppliers, therefore assisting Metcash customers in remaining competitive with the major grocery chains.

Loss of key customers

Key customers currently supplied by either Metcash or Foodland may be acquired or may decide to change suppliers resulting in a loss of those customers and their business. Recent examples of key customers terminating their supply arrangements include ALH, which was acquired by Woolworths, and Franklins which is intending to establish its own distribution operations. Should further customer supply arrangements be terminated, a decline in New Metcash's sales and profits is likely to occur.

Entry of new wholesalers to the market

The Australian grocery market is very competitive but the possibility exists that a new wholesaler may enter the market. For example, a foreign wholesaler may decide to enter the Australian market or one of the major retailers may decide to establish a wholesaling operation.

Should this occur, New Metcash may lose market share to the new entrant(s) and this would negatively impact on New Metcash's sales and profits.

It should be noted that barriers to entry differ between the various markets in which Metcash businesses compete. For example, barriers to entry in the confectionery and convenience sector served by CCC are relatively low, whilst barriers to entry to the grocery wholesaling market in which IGA operates are high, with entrants requiring significant scale in order to provide a competitive offering.

(b) Other risks

Health concerns

A significant proportion of New Metcash's sales relates to food products. A real or perceived health risk associated with any type of food group (eg meat, seafood) can have an adverse effect on sales of that product and consequently the companies involved in the sale of that product.

Damage to infrastructure

Loss or destruction of utilities and infrastructure such as power, warehouses, communications and transportation may prevent New Metcash from carrying on its business in the normal manner and may therefore have a negative impact on New Metcash's sales.

Dependence on suppliers

Metcash's business relies on the ongoing supply of products to it from a wide range of suppliers. Natural disasters such as earthquakes, fire and floods as well as industrial factors can result in interruptions to Metcash's sources of supply and may consequently have an adverse effect on New Metcash's business.

Scarcity of supply

Scarcity of certain products may result in higher prices being demanded for those products. In particular, the supply of agriculturally based products can be impacted by factors such as drought, flood and other natural disasters. Consumers may not be willing to pay these higher prices and this may impact upon demand by New Metcash customers for these products, hence impacting sales and profits.

Labour relations

Metcash has not experienced any significant labour disputes or work stoppages in recent years and Metcash believes it has satisfactory relationships with relevant unions. However, a work stoppage due to failure to renegotiate an enterprise bargaining agreement or otherwise, could have a material adverse impact on New Metcash.

Acquisitions

Metcash has in recent years acquired a number of businesses, and intends to grow its underlying businesses by acquisition where appropriate. If New Metcash is unable to integrate businesses successfully and realise anticipated economic, operational and other benefits in a timely manner, its sales and profitability may be impacted. In addition, the failure to integrate acquired businesses successfully may divert management's attention from its existing business operations.

19.3 Specific risk factors that affect New Metcash

(a) Changes in stock market rating of Metcash or Newco securities

There is a risk that the stock market rating of shares in New Metcash may change relative to other quoted securities. Any such change may result from either the Capital Reorganisation or the Offer or from matters affected by market sentiment either generally or in relation to the retail or wholesale grocery market in Australia. Changes to the stock market rating may affect the demand for, and price of, New Metcash securities.

(b) Synergies risks

Metcash's ability to realise certain of the synergies and efficiencies described in Section 15 will depend on the assumptions made by Metcash in relation to the Foodland Group and New Metcash's ability to deliver the synergies in an efficient and cost effective manner. Metcash believes it can do so based on its current knowledge of Foodland and prevailing market conditions.

Furthermore, whilst Metcash intends to rationalise the Queensland warehouse operations of Metcash and Foodland, there is no guarantee that any cost savings will ultimately be realised. The ability to achieve cost savings on the rationalisation of these operations is dependent on a number of factors including the ability to sub-lease warehouse space not required, the demand for warehouse space in Queensland and the ability to operate the Queensland operations of New Metcash more efficiently from the Logan Lea facility compared with operating from two warehouses (ie Logan Lea and Richlands).

Metcash has made certain assumptions regarding the costs involved in achieving the estimated synergies. It is likely that the actual costs incurred in achieving the synergies will be higher or lower than the estimated costs, having a consequential impact on the value of shares in New Metcash.

A failure to achieve some or all of the synergies or efficiencies may have an adverse effect on the financial performance of New Metcash and, therefore, on the value of Metcash A Shares.

Possible synergies and efficiencies which may arise if Metcash acquires all of the Foodland Shares under the Offer are described in Section 15. Metcash expects that value can be added for shareholders of New Metcash by the efficient and timely integration of Foodland Australia with Metcash.

(c) Integration risks

The timing and process for the integration of Foodland Australia and Metcash will depend on the results of the general operational review referred to in Section 14.3(c). However, a risk exists that any integration may take longer than expected and/or that the quantum of synergies and efficiencies achieved is less than estimated as part of the general operational review. There is also a risk that, if the integration of Foodland Australia with Metcash is not completed efficiently and in a timely manner, it will negatively affect customers, employees and suppliers. Metcash expects to manage this risk by careful planning and the appointment of a dedicated integration team to manage the process and be responsible for achievement of the estimated synergies and efficiencies. If New Metcash is not able to successfully achieve the synergies and efficiencies estimated, this may have an adverse impact on New Metcash's financial performance and the value of shares in New Metcash.

(d) Sale of Action stores

Metcash intends to divest the 82 Action stores currently owned and operated by Foodland in Queensland, northern NSW and Western Australia. There is a risk that the sale of these stores will occur more slowly and at lower prices than expected by Metcash. This risk could eventuate due to factors including potential buyers not having the financial capacity to acquire certain stores and the possibility that Metcash may have overpaid in acquiring these stores. This risk is mitigated to an extent by the funding structure put in place to acquire the stores from Foodland (see Section 17).

Also, counterparties to contracts that have a change of control clause may not consent to the transfers required to effect the restructure of Action stores.



(e) Government and regulatory

The businesses of New Metcash may be affected by changes in laws, taxes and government and regulatory policy. New regulatory requirements may necessitate changes to operating methods and business may be affected by the conduct or outcome of any investigation or inquiry made by a government, regulatory or other body into all or any substantial part of the industry or market.

Western Australia has restricted retail trading hours for large retailers. It is proposed that a referendum be held on whether trading hours should be deregulated. This referendum will be held at the time of the WA State Government elections, which must be held before 11 February 2005.

Should the referendum be successful and trading hours for large retailers be extended, independent retailers could suffer a decline in revenue and profitability. This could have an effect on New Metcash in terms of reduced sales and profits.

(f) Foodland information

In preparing the information on Foodland included in this Bidder's Statement, Metcash has relied on publicly available information. Metcash has not otherwise been allowed direct access to Foodland. Any inaccuracy in the Foodland information contained in this Bidder's Statement could have an adverse impact on the financial performance of New Metcash and the value of New Metcash shares. In addition, it is possible that additional risks may exist in relation to Foodland's business which are unknown to Metcash.

(g) Information technology

Metcash relies on its information technology systems to conduct its business. Any loss, failure or disruption to its IT systems may result in New Metcash's businesses being adversely affected. Furthermore, the integrity of the data stored on these systems could be compromised due to computer viruses or any other factor.

(h) Litigation

Foodland has commenced legal action against the Australian Taxation Office in order to have set aside income tax assessments and related penalties and interest of $25.5 million. The assessments arise from the sale to Progressive Enterprises of a group company in 1993. The ATO has withheld tax refunds of $25.5 million pending the outcome of those proceedings. It appears Foodland has included this amount as a deferred tax asset in its accounts and has disclosed the litigation as a contingent liability.

Metcash intends to recognise a contingent liability of $25.5 million in accordance with Australian IFRS. Such liability has been recognised in the information provided in Section 16.

(i) Loss of key staff

The performance of New Metcash is to some extent dependent on the retention of certain key personnel currently employed by both Metcash and Foodland Australia. Metcash has not formed a view as to the identity of the key Foodland Australia employees, and has not held discussions with Foodland employees regarding their ongoing employment with New Metcash.

It is possible that there will be some unintended loss of key staff leading up to and following the acquisition by Metcash of a controlling interest in Foodland. This is a risk factor until any skills that are lost are adequately replaced.

This is a low risk in Australia as Metcash has management depth and knowledge.

19.4 Risk factors that arise from the Offer

(a) Issue of Metcash Shares

Pursuant to the Offer, Metcash may issue a significant number of Metcash A Shares and will issue NZ Shares. Foodland Shareholders who elect the Metcash A Share Alternative, may not wish to continue to hold Metcash A Shares and NZ Shares which they receive and may sell them on ASX. Further, a nominee appointed by Metcash (and approved by ASIC) will be issued any Metcash A Shares and NZ Shares attributable under the Offer to Foreign Shareholders and will sell them in accordance with the terms of the Offer.

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

If a significant number of Foodland Shareholders who accept the Metcash A Share Alternative and subsequently sell their Metcash A Shares and NZ Shares, or there is a significant number of Foreign Shareholders who choose the Metcash A Share Alternative (resulting in a significant number of Metcash A Shares and NZ Shares being sold by the nominee), the price at which Metcash A Shares and NZ Shares are traded on ASX may be adversely affected.

(b) Market fluctuations

Foodland Shareholders are being offered consideration pursuant to the Offer where they can elect either Metcash A Shares or cash and NZ Shares. As a result, the market value of the Metcash A Shares and NZ Shares received pursuant to the Offer will fluctuate depending on the price at which those shares trade on ASX. Accordingly, the market value of Metcash A Shares and NZ Shares at the time at which they are received by Foodland Shareholders who accept the Offer may vary significantly from their market value at any other time.

(c) Gearing of New Metcash

Should the Offer be successful, the gearing of Metcash will be a function of the level of take-up by Foodland Shareholders of Metcash A Shares versus cash pursuant to the Offer, and whether the proposed Capital Reorganisation of Metcash is approved by Metcash and Metoz shareholders.

Higher levels of leverage may potentially restrict the ability of New Metcash to borrow in the future and may also increase the sensitivity of New Metcash's earnings to movements in interest rates.

(d) Conditions and events of default in relation to funding

In accordance with Section 23.9(l), the Offer is conditional on, during, and at the end of the Offer Period:

- each of the preconditions to the availability of the Facilities is and remains satisfied; and
- there is no event of default, or potential event of default, under the Facilities.

It is unlikely that Metcash would declare the Offer free of the conditions set out in Section 23.9(l) unless, at the relevant time, it was satisfied that the relevant conditions precedent to the availability of funds under the Facilities were, or would be, satisfied at that time, or otherwise waived. If the Offer is declared free of the conditions set out in Section 23.9(l), there is a residual risk that a condition precedent to the availability of funds under the Facilities may be satisfied at the time of the declaration, but may not be satisfied at the time that Metcash seeks to draw down funds under the Facility to settle acceptances under the Offer. However, the prospect of any such occurrence will be a factor taken into account by Metcash at the time that any decision to declare the Offer free of the conditions set out in Section 23.9(l) is being considered.

19.5 Risk factors that arise from the Capital Reorganisation

(a) Higher leverage

Metcash will be financing the Capital Reorganisation and the Offer through a combination of debt and equity. Although it is impossible to exactly apportion the components of the financing that are attributable to the Offer and the Capital Reorganisation, were only the Capital Reorganisation to complete (and the CULS issue was to proceed), Metcash would draw down up to approximately $527 million of the Syndicated Facility.

(b) Contingent liabilities on warranties in South African Sale Agreement

On 6 October 2004, the Consortium acquired all of Metoz's material assets and liabilities, other than the shareholding in Metcash and a bank loan under the Consortium Facility Agreement.

The sale agreement for this transaction (**the African Sale Agreement**) contained a number of warranties given by Metoz concerning Metrade and the operations being sold. However, no limitations were included in the agreement with regard to the amounts which can be claimed for a breach of warranty or the period within which any claims for breach of warranty can be brought.



If the Consortium makes a warranty claim in regard to the businesses acquired, Metoz may be liable for the full amount of the loss which the Consortium can prove that it suffered. Further, the time limit for bringing warranty claims is the statutory time limit of 3 years, which period will only run from the date on which the Consortium becomes, or ought reasonably to have become, aware of the facts leading to the breach of warranty.

Accordingly, Metoz will have an unquantified contingent liability with respect to any such warranty claims for a potentially indefinite period. However, Metoz has received a letter from the purchaser under the African Sale Agreement confirming that, as at 19 January 2005:

- no issues have arisen in terms of the warranties in the African Sale Agreement (other than a contract dispute that Metoz does not consider to be material); and
- the purchaser is not aware of any other facts or circumstances which may give rise to any other claims in terms of such warranties.

In addition, the African Sale Agreement includes a non-compete covenant under which Metoz agreed not to carry on a business associated with the distribution of groceries or other fast moving consumer goods for 10 years in Africa, Madagascar, the Seychelles or Mauritius.

Newco intends to liquidate Metoz following a post scheme restructuring.

19.6 Risk factors in relation to Metcash A Shares and NZ Shares

Section 19.3 discloses the risks relating to New Metcash. These risks are applicable to Foodland Shareholders that accept the Offer and choose to accept Metcash A Shares rather than cash. There are other risks associated with the Metcash A Shares and the NZ Shares, which are explained below.

(a) ASX listing

Metcash has applied to ASX for its consent to the Metcash A Shares and the NZ Shares being quoted on ASX. However, this cannot be guaranteed. If the Metcash A Shares and the NZ Shares are not quoted on ASX, this may make it more difficult for Metcash A Shareholders and NZ Shareholders to sell their Metcash A Shares and NZ Shares.

If the Metcash A Shares and NZ Shares are listed on ASX, it may be the case that there is little trading volume in these securities. Furthermore, the combined price at which the Metcash A Shares and the NZ Shares trade on ASX may be higher or lower than the price at which Foodland Shares traded on ASX prior to the completion of the Offer. Therefore, if a Foodland Shareholder decides to sell the Metcash A Shares and NZ Shares, the amount received may be higher or lower than the amount at which Foodland Shares could have been sold prior to the completion of the Offer.

Furthermore, for various reasons, the price at which the Metcash A Shares and NZ Shares trade may not reflect the value of the underlying New Metcash or Foodland New Zealand businesses.

(b) Metcash A Shares - payment of dividends

The Metcash A Shareholders shall be entitled in accordance with their terms of issue to receive dividends in priority to any payment of a dividend to the holders of ordinary shares and CUPS. However, NZ Shares receive a preferential dividend based on the profits of Foodland New Zealand. In the event that NZ Holdco receives a dividend from its subsidiaries, no dividend can be paid on the Metcash A Shares until a dividend has been paid on the NZ Shares in the amount of the dividend received by NZ Holdco.

(c) Metcash A Shares - rights on liquidation

In the case of a winding up of Metcash, the Metcash A Shareholders in accordance with the terms of issue shall be entitled to receive a distribution in preference to ordinary shareholders. However, the NZ Shareholders shall be entitled to a preferential entitlement based on the proceeds of a winding up of NZ Holdco. Accordingly the proceeds from the winding up of NZ Holdco are not available for distribution to holders of Metcash A Shares or ordinary shares.

As set out in Section 18.7, Metcash A Shares will convert into Metcash ordinary shares if the Schemes are not Effective. As such, they will only be entitled to receive a dividend on liquidation once the NZ Shareholders have received their liquidation preference dividend.

(d) NZ Shares - payment of dividends

NZ Shareholders will be entitled to a dividend equal to the net cash amount received by NZ Holdco. Were NZ Holdco not to have any profits, then NZ Shareholders would not be entitled to a dividend from Metcash. This would be the case even though Metcash's Australian operations may be profitable.

Furthermore, were NZ Holdco to receive a cash dividend, but Metcash did not have profits for distribution, NZ Shares could not receive a dividend.

NZ Holdco is entitled to dividends declared from Foodland New Zealand. Under New Zealand company law, a company may declare dividends to the extent that cashflow permits, subject to a solvency test.

(e) NZ Shares - rights on liquidation

NZ Shares give NZ Shareholders an economic interest in the Foodland New Zealand business. However, due to the operation of Australian insolvency law and the structure of Metcash and Foodland following the Offer, it is impossible to place NZ Shareholders in exactly the same position as shareholders of NZ Holdco.

In particular, because NZ Shareholders are shareholders of Metcash, not of NZ Holdco, were there to be a failure of Metcash's non-Foodland New Zealand operations resulting in a winding up of Metcash, NZ Shareholders could not be guaranteed a return equal to the residual value of the Foodland New Zealand business. NZ Holdco will be an asset of Metcash available for distribution to priority creditors of Metcash who rank ahead of NZ Shareholders. NZ Shareholders will have a priority entitlement out of the surplus assets of Metcash to the residual value of NZ Holdco, but this entitlement is only in priority to other shareholders of Metcash, not creditors of Metcash.

(f) Acquisition of NZ Shares

Prior to the completion of the distribution of shares in NZ Holdco to NZ Shareholders, NZ Shares are non-voting shares. Because they are non-voting shares, they are not subject to the restrictions in Chapter 6 of the Act on acquisition of interests in voting shares. A person may acquire a significant number of NZ Shares without having to make a takeover offer as would have been required if NZ Shares had been voting shares. Such an acquisition may give the person control of Foodland New Zealand.

(g) Change to terms of issue

Metcash may make changes to the terms of issue of the Metcash A Shares or the NZ Shares without the consent of Metcash A Shareholders or NZ Shareholders, if such changes are, in the opinion of the directors:

- of a formal, minor or technical nature;
- made to correct a manifest error; or
- not likely to be materially prejudicial to the interests of holders of Metcash's A Shares or NZ Shares, as appropriate.

(h) Suspension/discontinuance of quotation

Trading of Metcash A Shares and NZ Shares may be halted or suspended by ASX. This may occur whenever ASX deems such action appropriate in the interests of maintaining a fair and orderly market in Metcash A Shares and NZ Shares, or ASX otherwise deems such action advisable in the public interest or to protect investors.

Matters that may also be considered include circumstances where ASX has been advised that New Metcash is about to make an important announcement affecting their securities, any unusual conditions or circumstances are present, or New Metcash becomes unable or unwilling or fails to comply with the ASX Listing Rules or if ASX in its absolute discretion thinks fit.



19.7 Risk factors that arise from the Restructure and the NZ Holdco Transfer

(a) NZ Holdco Transfer

The mechanism by which Metcash intends to achieve the NZ Holdco Transfer is set out in Section 14.4 of this Bidder's Statement. As set out in Section 14.4(b) in the scenario where Metcash acquires 100% of the ordinary shares in Foodland and completes the Restructure, Metcash intends to exchange each NZ Share for an ordinary share in NZ Holdco.

Metcash believes that the transfer can be achieved as set out in Section 14.4. If it cannot be achieved as proposed, Metcash will consider alternative methods to transfer the value of NZ Holdco for the benefit of NZ Shareholders. Such a method may include a trade sale of the Foodland NZ business, or the implementation of a scheme to effect its demerger. These proposals would be conditional on satisfactory legal, taxation and financial due diligence.

In the unlikely event that the NZ Holdco Transfer cannot be achieved, Metcash is obliged to use its best endeavours to procure the completion of another transaction having substantially the same effect as the NZ Holdco Transfer or the sale of Foodland New Zealand and the distribution of the after tax proceeds of the sale to NZ Shareholders. In any event, until that time, Metcash will act in the interests of NZ Shareholders. It is expected that the NZ Shares will continue to trade on the ASX and reflect the economic value of the Foodland New Zealand business. In such circumstances it is possible that the NZ Shares may trade on ASX at prices that reflect a discount to the price at which NZ Holdco may trade on ASX, should the shares in NZ Holdco be distributed to NZ Shareholders.

(b) Risks arising from the Restructure

The proposed Restructure of Foodland New Zealand is set out in Section 14.4(a). The Restructure is subject to a number of risks related to the lack of detailed information Metcash has available to it in regard to the financial and taxation position of the legal entities that will become part of Foodland New Zealand.

It may be the case that certain tax, legal or financial impediments will make the Restructure difficult or costly to achieve. If this is the case, Metcash will consider alternative methods to effect the same result that would be achieved were the restructure completed.

PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS SECURITIES LTD

FINANCIAL SERVICES GUIDE

This Financial Services Guide is dated 21 January 2005

About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwC Securities ") has been engaged by Metcash Trading Limited ("Metcash") to provide a report in the form of an Independent Accountant's Report (the "Report ") in relation to the proposed takeover of Foodland Australia Limited ("FAL") by Metcash for inclusion in the Bidders Statement dated on or about 21 January 2005.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwC Securities generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

Financial services we are licensed to provide

Our Australian financial services licence allows us to provide a broad range of services, including providing financial product advice in relation to various financial products such as securities, interests in managed investment schemes, derivatives, superannuation products, foreign exchange contracts, insurance products, life products, managed investment schemes, government debentures, stocks or bonds, and deposit products.

General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

PRICEWATERHOUSECOOPERS

Fees, commissions and other benefits we may receive

PwC Securities charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwC Securities to provide a report. Fees are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. The fees we have charged for the preparation of this Report and our basis of charging are set out in Appendix A of the Independent Experts Report.

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PwC Securities and its authorised representatives, employees and associates may from time to time have relationships with the issuers of financial products. For example, PricewaterhouseCoopers may be the auditor of, or provide financial services to, the issuer of a financial product and PwC Securities may provide financial services to the issuer of a financial product in the ordinary course of its business.

Complaints

If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is available upon request.

If we are not able to resolve your complaint to your satisfaction within 45 days of your written notification, you are entitled to have your matter referred to the Financial Industry Complaints Service ("FICS"), an external complaints resolution service. You will not be charged for using the FICS service.

Contact Details

PwC Securities can be contacted by sending a letter to the following address:

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PricewaterhouseCoopers Securities Ltd
201 Sussex Street
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PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial
Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

21 January 2005

Dear Sirs

Independent Accountant's Report on Historical and Forecast Financial Information

We have prepared this report on the historical and forecast financial information of Metcash Trading Limited ("Metcash" or the "Bidder") and Foodland Associated Limited ("Foodland" or the "Target") for inclusion in the Bidder's Statement (the "Bidder's Statement") dated on or about 21 January 2005 relating to the proposed Offer for Foodland by Metcash.

Expressions defined in the Bidder's Statement have the same meaning in this Report.

The nature of this Report is such that it should be given by an entity which holds an Australian Financial Services licence under the Corporations Act 2001 (Cwlth). PricewaterhouseCoopers Securities Ltd is wholly owned by PricewaterhouseCoopers and holds the appropriate Australian Financial Services licence.

Background

On 6 December 2004, Metcash announced its intention to make an offer to acquire the entire issued share capital of Foodland. Under the Offer, Foodland shareholders will ultimately retain ownership of Foodland's New Zealand business ("Foodland New Zealand") whilst Metcash or Newco as the case may be will retain Foodland's Australian business ("Foodland Australia").

On 6 December 2004, Metcash also announced its intention to undertake a Capital Reorganisation which would, in effect, result in the acquisition of the entire issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited ("Metoz"). Since Metoz's only material asset is its holding in Metcash, the Capital Reorganisation will, in effect, achieve a selective buyback of Metoz's shareholding in Metcash.

Under the Capital Reorganisation, a new company, The Newco Project X Limited ("Newco") has been incorporated with the intention that:

- Newco will purchase all of the shares in Metoz for a total cost of A$2.92 for each Metcash share held by Metoz, $2.85 of which will be paid to Metoz to be on-paid to Metoz Shareholders and the balance to be used to repay Metoz debt; and
- All other shareholders in Metcash will receive one Newco ordinary share for each Metcash share held before the Capital Reorganisation is implemented.

The Directors
21 January 2005

The Capital Reorganisation and the Offer are separate proposals and are not conditional upon each other.

In order to help fund the Offer, Metcash raised approximately $270 million through the issue of ordinary shares under an institutional placement on 6 December 2004. Various other funding arrangements have been put in place by Metcash to fund the Offer and the Capital Reorganisation and these are summarised in Section 17 of the Bidder's Statement.

Scope

You have requested PricewaterhouseCoopers Securities Ltd to prepare an Independent Accountant's Report (the "Report") covering the following information contained within the Bidder's Statement:

Historical Financial Information

(a) the historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 2004;
(b) the historical statements of financial performance of Foodland for each of the years ended 3 August 2003 and 1 August 2004;
(c) the adjusted historical statements of financial performance of Foodland Australia and Foodland New Zealand for each of the years ended 3 August 2003 and 1 August 2004;
(d) the historical statement of financial position of Metcash as at 31 October 2004;
(e) the adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004;
(f) the proforma statements of financial position of Metcash and of New Metcash as at 31 October 2004; and
(g) the proforma statement of financial position of NZ Holdco as at 1 August 2004.

(collectively the "Historical Financial Information").

The Historical Financial Information has been prepared on the basis of three scenarios:

- Metcash Standalone – Capital Reorganisation and Offer not undertaken.
- Scenario 1 – Offer successful but Capital Reorganisation not Effective.
- Scenario 2 – Offer successful and Capital Reorganisation Effective.

The scope of our work has included a review of the Historical Financial Information under each of the above scenarios.

PRICEWATERHOUSECOOPERS

The Directors
21 January 2005

Forecast Financial Information

(a) the Directors statement of forecast financial performance, earnings per share and cashflows of Metcash standalone for each of the years ended 30 April 2005 and 2006;
(b) the proforma Directors statement of forecast financial performance of NZ Holdco for the year ended 1 August 2005;
(c) the Directors estimate of the forecast financial information for Foodland Australia Wholesale for the year ended 30 April 2006; and
(d) the Directors statement of forecast financial performance, earnings per share and cashflows of New Metcash for the year ended 30 April 2006.

(collectively the "Forecast Financial Information").

The Forecast Financial Information has also been prepared under the three scenarios described previously in this Report. The scope of our work has included a review of the Forecast Financial Information under each of the three scenarios.

This Report has been prepared for inclusion in the Bidder's Statement. We disclaim any assumption of responsibility for any reliance on this Report or on the Historical Financial Information or the Forecast Financial Information to which it relates for any purposes other than for which it was prepared.

Scope of review of Historical Financial Information

The Historical Financial Information set out in sections 9, 12, 13, 16 and Annexure H of the Bidder's Statement, has been based on the audited financial statements of Metcash and Foodland, except for financial information relating to Metcash for the period ending 31 October 2004 which has been extracted from reviewed financial statements. The auditor of both Metcash and Foodland for the period covered by the Historical Financial Information has been Ernst & Young. The Historical Financial Information incorporates such adjustments as the Directors considered necessary to reflect the operations of Metcash, New Metcash, Foodland Australia, Foodland Australia Wholesale and NZ Holdco going forward. The Directors are responsible for the preparation of the Historical Financial Information, including determination of the adjustments.

We have conducted our review of the Historical Financial Information in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such inquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances including:

The Directors
21 January 2005

- an analytical review of the audited and reviewed financial statements of Metcash and Foodland for the relevant historical periods;
- a review of work papers, accounting records and other documents of Metcash and Newco only;
- a review of the adjustments made to the reported historical financial performance and statement of financial position of Foodland;
- a review of the assumptions used to compile the proforma statements of financial position set out in sections 9,12, 16 and Annexure H of the Bidder's Statement ("the proforma transactions");
- a comparison of consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and
- enquiry of directors, management and others.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Limitation of scope of Historical Financial Information

The Historical Financial Information relating to Foodland has been extracted from publicly available information. The Directors have made various assumptions in order to present standalone Foodland Australia, Foodland Australia Wholesale and NZ Holdco information which have not been discussed with Foodland management or verified to supporting accounting records. Accordingly the standalone Historical Financial Information relating to the Foodland Australia, Foodland Australia Wholesale and NZ Holdco businesses should be reviewed with this limitation in mind.

Review statement on Historical Financial Information

Except for the limitation in scope referred to above, and the effects of such adjustments, if any, that may have been required had the limitation not existed, based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the proforma statements of financial position have not been properly prepared on the basis of the proforma transactions;
- the proforma transactions do not form a reasonable basis for the proforma statements of financial position;
- the Historical Financial Information, as set out in sections 9,12, 13, 16 and Annexure H of the Bidder's Statement does not present fairly:

(a) the historical statements of financial performance, earnings per share and cashflows of Metcash for each of the years ended 30 April 2003 and 2004;
(b) the historical statements of financial performance of Foodland for each of the years ended 3 August 2003 and 1 August 2004;
(c) the adjusted historical statements of financial performance of Foodland Australia and Foodland New Zealand for each of the years ended 3 August 2003 and 1 August 2004;
(d) the historical statement of financial position of Metcash as at 31 October 2004;
(e) the adjusted historical statements of financial position of Foodland, Foodland Australia and Foodland Australia Wholesale at 1 August 2004;
(f) the proforma statements of financial position of Metcash and of New Metcash as at 31 October 2004; and
(g) the proforma statement of financial position of NZ Holdco as at 1 August 2004.

(collectively the "Historical Financial Information").

in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by Metcash in their 30 April 2004 financial statements.

Scope of review of Forecast Financial Information

The Directors are responsible for the preparation and presentation of the Forecast Financial Information, including the best estimate assumptions, on which they are based.

Our review of the best estimate assumptions underlying the Forecast Financial Information was conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our procedures consisted primarily of enquiry and comparison and other such analytical review procedures we considered necessary so as to adequately evaluate whether the best estimate assumptions provide a reasonable basis for the Forecast Financial Information.

These procedures included discussion with the Directors and management of Metcash and have been undertaken to form an opinion whether anything has come to our attention which causes us to believe that the best estimate assumptions do not provide a reasonable basis for the preparation of the Forecast Financial Information and whether, in all material respects, the Forecast Financial Information is properly prepared on the basis of the assumptions and is presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies of Metcash disclosed in their 30 April 2004 financial statements so as to present a view of Metcash, New Metcash and NZ Holdco which is consistent with our understanding of the past, current and future operations of the businesses.

PRICEWATERHOUSECOOPERS

The Directors
21 January 2005

The Forecast Financial Information has been prepared by the Directors to provide investors with a guide to the potential future financial performance of Metcash, New Metcash and NZ Holdco based upon the achievement of certain economic, operating, development and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. There is a considerable degree of subjective judgement involved in the preparation of Forecast Financial Information. Actual results may vary materially from the Forecast Financial Information and the variation may be materially positive or negative. Accordingly, shareholders should have regard to the investment risks set out in section 19 of the Bidder's Statement.

Our review of the Forecast Financial Information is substantially less in scope than an audit examination conducted in accordance with Australian Auditing and Assurance Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Forecast Financial Information included in the Bidder's Statement.

Limitation of scope of Forecast Financial Information

The components of the New Metcash, NZ Holdco and Foodland Australia Wholesale Forecast Financial Information relating to the underlying operations of Foodland Australia and Foodland New Zealand together with the impact of the expected merger synergies have been based on publicly available information and Metcash Directors' industry knowledge.

Neither the Metcash Directors' nor PwCS have had access to Foodland's management, auditors, financial records, budgets or business plans to assess the reliability of the Foodland Australia or Foodland New Zealand historical and forecast financial information or the reliability of the merger synergy estimates (in particular the extent, timing and cost of delivering such synergies). Accordingly, the Forecast Financial Information should be reviewed with these limitations in mind.

Review statement on the Forecast Financial Information

Except for the limitation in scope referred to above, and the effects, if any that may have been required had the limitation not existed, based on our review of the Forecast Financial Information, which is not an audit, and based on an investigation of the reasonableness of the best estimate assumptions giving rise to the Forecast Financial Information, nothing has come to our attention which causes us to believe that:

(a) the best estimate assumptions set out in sections 9, 12, 16 and Annexure H of the Bidder's Statement do not provide a reasonable basis for the preparation of the Forecast Financial Information;

(b) the Forecast Financial Information is not properly prepared on the basis of the best estimate assumptions presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by Metcash disclosed in their 30 April 2004 financial statements; and

(c) the Forecast Financial Information is unreasonable.

The underlying assumptions are subject to significant uncertainties including those resulting from the limitation of scope referenced to above and contingencies often outside the control of Metcash, New Metcash and NZ Holdco. If events do not occur as assumed, actual results achieved by Metcash, New Metcash and NZ Holdco may vary significantly from the Forecast Financial Information. Accordingly, we do not confirm or guarantee the achievement of the Forecast Financial Information, as future events, by their very nature, are not capable of independent substantiation.

Subsequent events

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Metcash have come to our attention that would require comment on, or adjustment to, the information referred to in our Report or that would cause such information to be misleading or deceptive.

Independence or Disclosure of Interest

PricewaterhouseCoopers Securities Ltd does not have any interest in the outcome of the Offer and the Capital Reorganisation other than the preparation of this Report, the preparation of the Independent Experts Report and participation in due diligence procedures for which normal professional fees will be received.

Yours faithfully



Glen Hadlow
Authorised Representative
PricewaterhouseCoopers Securities Ltd

Yours faithfully



Wim Blom
Authorised Representative
PricewaterhouseCoopers Securities Ltd

Greenwoods
& Freehills

20 January 2005

Doc no Greenwoods\003718979

The Directors
Metcash Trading Limited
4 Newington Road
SILVERWATER NSW 2128

Dear Sirs

Offer for Foodland Associated Limited
Australian Taxation Report

We have been instructed by Metcash Trading Limited ("**Metcash**") to prepare this taxation report for inclusion in the Metcash Bidder's Statement in relation to the Takeover Bid (the "**Offer**") to holders of ordinary shares in Foodland Associated Limited ("**Foodland**") (such ordinary shares referred to herein as the "**Foodland Shares**" and such holders referred to herein as the "**Foodland Shareholders**").

This report contains a general outline of the Australian income tax and goods and services tax ("**GST**") implications for Foodland Shareholders who are Australian residents for taxation purposes and who hold their Shares on capital account.

The report does not address the tax treatment for Foodland Shareholders who:

- hold their Foodland Shares on revenue account such as banks and share trading entities; or
- are non-residents of Australia for taxation purposes (including non-resident Shareholders who currently hold, or will hold, their Foodland Shares through a permanent establishment in Australia).

In respect of any Foodland Shareholder that is a subsidiary member of a tax consolidated group at the date on which the Offer is accepted in relation to the Foodland Shareholder's Foodland Shares, any reference to a Foodland Shareholder should be read as a reference to the head entity of that group and not the Foodland Shareholder.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such.

All investors should seek independent professional advice on the consequences of accepting the Offer, based on their particular circumstances.

Capitalised terms used in this report are, unless stated otherwise, defined in the same way as they are in the Bidder's Statement.

This report is based on the provisions of the *Income Tax Assessment Act 1936* ("**ITAA 1936**"), the *Income Tax Assessment Act 1997* ("**ITAA 1997**"), the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this letter.

1 Tax Consequences of accepting the Offer

1.1 Disposal of Foodland Shares

Pursuant to the terms of the Offer, each Foodland Shareholder who accepts the Offer will receive consideration for the transfer of their Foodland Shares to Metcash in the form of either (or a combination of):

- Metcash A Shares and NZ Shares; or,
- if the Foodland Shareholder chooses the Cash Alternative, cash and NZ Shares.

The transfer of Foodland Shares to Metcash will be a capital gains tax ("**CGT**") event for Foodland Shareholders. Foodland Shareholders who acquired their Foodland Shares on or after 20 September 1985 will:

- make a capital gain if the capital proceeds for their Foodland Shares are greater than the cost base of their Foodland Shares, subject to the application of CGT roll-over relief (refer section 1.2 below); or
- make a capital loss if the reduced cost base of their Foodland Shares is greater than the capital proceeds for their Foodland Shares.

Any capital gain or capital loss made by Foodland Shareholders who acquired (or are taken to have acquired) their Foodland Shares before 20 September 1985 will be disregarded.

The capital proceeds for the Foodland Shares will be equal to the aggregate market value of the Metcash A Shares and NZ Shares received or, if a Foodland Shareholder chooses the Cash Alternative in respect of some or all of their Foodland Shares, the capital proceeds for those Foodland Shares will be the cash consideration plus the market value of the NZ Shares.

The market value of the Metcash A Shares and NZ Shares should be worked out at the time of the CGT event. In our view, the time of the CGT event for a Foodland Shareholder will be the later of the date on which the Offer is accepted by the Foodland Shareholder and the time at which the FIRB condition (clause 23.9(a) of the Metcash Bidder's Statement), which is a condition precedent to any agreement, is satisfied or waived.

The cost base of Foodland Shares will generally include their original or deemed cost of acquisition.

1.2 Availability of CGT roll-over relief

In our view, provided that Metcash becomes the owner of at least 80% of Foodland Shares[1], Foodland Shareholders who would otherwise make a capital gain in respect of the disposal of their Foodland Shares should be able to choose CGT roll-over relief.

To be able to choose CGT roll-over relief, a number of conditions must be satisfied. These conditions include the condition that Metcash must be the "ultimate holding company" of the wholly-owned group of which it is a member.

In this regard, Metcash will be the ultimate holding company of a wholly owned group if it is not a 100% subsidiary of another company. At the time of writing this report, Metcash is not a 100% subsidiary of another company. However, we note that concurrent with the Offer, approval will be sought for two schemes of arrangement ("**the Schemes**") pursuant to which a newly listed company ("**Newco**") will acquire, directly or indirectly, all of the ordinary shares, and options to acquire ordinary shares, in Metcash.

Having regard to the proposed share capital structure of Metcash and Metcash's intentions with respect thereto, in our view Metcash will continue to be the ultimate holding company of its wholly owned group until the Offer is finalised even if the Schemes are implemented.

Therefore, provided that the 80% threshold is met, in our view the conditions for CGT roll-over relief should be satisfied in relation to the Offer.

If the 80% threshold is not met, the CGT consequences for Foodland Shareholders are explained in section 1.6 of this report.

1.3 Effect of CGT roll-over relief

On the basis that CGT roll-over relief is available (i.e. the 80% threshold is met) and a Foodland Shareholder chooses CGT roll-over relief for Foodland Shares exchanged for Metcash A Shares and NZ Shares, the capital gain in respect of the disposal of the Foodland Shares acquired on or after 20 September 1985 is disregarded. The effect of CGT roll-over relief is to defer the capital gain until the disposal of the Metcash A Shares and NZ Shares received in exchange for the Foodland Shares. An effect of choosing CGT roll-over relief is that the cost base and reduced cost base of the Metcash A Shares and NZ Shares received by a Foodland Shareholder will reflect the cost base and reduced cost base of the Foodland Shareholder's Foodland Shares (refer section 2.4). Further, the Metcash A Shares and NZ Shares will be taken to have been acquired at the time the Foodland Shares were originally taken to have been acquired. As such, this will affect the taxation consequences of a subsequent disposal or other taxation event in relation to the Metcash A Shares and NZ Shares.

The consequences of disposing of the Metcash A Shares and NZ Shares (or any securities into which they will convert) are explained in section 2 of this report.

---

[1] It is noted that the Offer is conditional on the Offer being accepted in respect of at least 90% of the Foodland Shares.

1.4 Where Foodland Shareholder has elected Cash Alternative

Under the Offer, Foodland Shareholders may elect to receive the Cash Alternative instead of Metcash A Shares for some or all of their Foodland Shares. The CGT roll-over relief will not be available to the extent the consideration for a Foodland Share is in the form of cash.

To the extent that Foodland Shareholders receive a cash component as consideration for the disposal of a Foodland Share, such Foodland Shareholders will only be eligible for partial CGT roll-over relief in respect of the disposal of that Foodland Share. A capital gain relevant to the cash portion received will be subject to capital gains tax.

Specifically, for those Foodland Shareholders who elect to receive the Cash Alternative in respect of the disposal of some or all of their Foodland Shares, the capital gain under partial CGT roll-over relief will be calculated as follows:

$$\text{Capital gain for Foodland Shares exchanged} = \text{Cash consideration received} \text{ Minus } \left[\frac{\text{Cash consideration received}}{\text{Cash consideration received} + \text{Market value of NZ Shares received}} \times \text{Cost base of Foodland Shares exchanged} \right]$$

In calculating the capital gain, Foodland Shareholders may be eligible for the CGT discount or may be able to adjust the cost base of their Foodland Shares for inflation (see section 1.6 below).

1.5 How to choose CGT roll-over relief

Foodland Shareholders will generally need to choose CGT roll-over relief before the lodgement of their income tax return for the income year in which the CGT event happens. For Foodland Shareholders who do not have a substituted accounting period for tax purposes, this is expected to be the tax return for the year ending 30 June 2005. The choice is evidenced by excluding such portion of the capital gain, in respect of which CGT roll-over relief is chosen, from the Foodland Shareholder's tax return.

The benefit of choosing CGT roll-over relief will depend on the circumstances of each Foodland Shareholder. Choosing CGT roll-over relief will generally benefit Foodland Shareholders who hold Foodland Shares with a low CGT cost base relative to the market value of Metcash A Shares and NZ Shares received in exchange or Foodland Shareholders who intend to hold Metcash A Shares and NZ Shares (or the securities into which they convert) for an extended period of time. Foodland Shareholders who have capital losses available, or minimal other assessable income, may benefit from not choosing CGT roll-over relief. This letter is not to be construed as providing a recommendation as to the most appropriate action for Foodland Shareholders and all Foodland Shareholders should obtain independent advice based on their own particular circumstances.

1.6 Where CGT roll-over relief is not chosen or not available

Where a Foodland Shareholder makes a capital gain as a result of disposing of their Foodland Shares pursuant to the Offer and that capital gain is not disregarded because:

(a) the Foodland Shareholder does not choose CGT roll-over relief in respect of some or all of their Foodland Shares;

(b) CGT roll-over relief is not available (i.e. the Foodland Shares are acquired or taken to have been acquired prior to 20 September 1985 or the 80% threshold is not satisfied); or

(c) the Foodland Shareholder is only eligible for partial roll-over relief because the Foodland Shareholder elects to receive the Cash Alternative in respect of some or all of their Foodland Shares (see section 1.4 above);

the CGT consequences for a Foodland Shareholder will be as follows.

Capital gains and capital losses of a taxpayer in a year of income from all sources are aggregated to determine whether there is a net capital gain. Any net capital gain for the year is included in assessable income and is subject to income tax at each Foodland Shareholder's marginal tax rate. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against capital gains derived in future income years.

Capital losses may only be deducted against capital gains, in the same or a later income year. Capital losses cannot be deducted against other assessable income. Specific capital loss carry forward rules apply to Foodland Shareholders who are companies.

Individuals, complying superannuation entities or trustees that have held Foodland Shares for at least 12 months should be entitled to discount the amount of the capital gain (after the application of capital losses, if any). The amount of this discount is 50% in the case of individuals and trustees and 33⅓% for complying superannuation entities. No discount is available for Foodland Shareholders that are companies.

Where the Foodland Shareholder is a trustee, the CGT discount may flow through to the beneficiaries in that trust, other than companies. Foodland Shareholders that are trustees should seek specific advice regarding the tax consequences of distributions to beneficiaries attributable to discounted capital gains.

For Foodland Shareholders who have acquired (or are taken to have acquired) their Foodland Shares for CGT purposes on or before 11:45am (EST) on 21 September 1999, the capital gain resulting from the exchange may be calculated using a cost base indexed for inflation. If the Foodland Shareholder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999. Foodland Shareholders who choose to calculate the capital gain using an indexed cost base cannot apply the CGT discount to the capital gain.

For Foodland Shareholders who acquired their Foodland Shares prior to 20 September 1985, the cost base of the Metcash A Shares and NZ Shares will be worked out as a proportion of the market value of the Foodland Shares at the time of the exchange (see Section 2.4(b) below). Moreover, the Metcash A Shares and the NZ Shares will be taken to have been acquired at the time of the exchange.

2 Holding Metcash A Shares and NZ Shares

2.1 Summary

Australian resident shareholders holding Metcash A Shares and NZ Shares ("**Metcash Shareholders**") will generally be taxable on:

- the amount of any dividend received from Metcash grossed-up for any franking credits attached to the dividend;
- any capital gain arising from the subsequent disposal of a Metcash A Share or NZ Share (refer section 2.3 below).

2.2 Dividends from Metcash

Metcash will generally be required to pay tax on its taxable income at the company tax rate (currently 30%) and will be able to frank dividends paid to Metcash Shareholders.

Generally, a Metcash Shareholder's assessable income will include any franking credits attached to dividends paid by Metcash in addition to the amount of the dividends (even if any of the dividends are reinvested). Where franking credits are included in a Metcash Shareholder's assessable income, the Metcash Shareholder will generally be entitled to a corresponding tax offset.

Relevantly, to be eligible for the franking credit and tax offset, the Metcash Shareholder must have held the Metcash A Shares and NZ Shares at risk for at least 90 days[2] (not including the date of acquisition or the date of disposal). This holding period rule should not apply to a Metcash Shareholder if the Metcash Shareholder is an individual whose tax offset entitlement (on all interests which give rise to frankable distributions, including shares and interests in shares) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Metcash Shareholder is an individual, complying superannuation entity or a registered charity (in certain circumstances), the Metcash Shareholder will generally be entitled to a refund to the extent that the franking credits attached to the Metcash Shareholder's dividends exceed the Metcash Shareholder's tax liability for the income year.

Where the Metcash Shareholder is a corporate shareholder, any franked dividends the Metcash Shareholder receives will generally give rise to a franking credit in the Metcash Shareholder's franking account.

2.3 Disposal of Metcash A Shares and NZ Shares

The taxation consequences for Metcash Shareholders on a subsequent disposal of their Metcash A Shares or NZ Shares in a normal on-market transaction should generally be similar to the consequences on the disposal of Foodland Shares without choosing CGT roll-over relief as described at section 1.6 above.

However, where CGT roll-over relief is not chosen or is not available, the relevant Metcash A Shares and NZ Shares will be treated as being acquired for CGT purposes on the later of the date on which the Offer is accepted by a Foodland Shareholder and the date on which the FIRB condition (clause 23.9(a) of the Metcash Bidder's Statement), which is a condition precedent to any agreement, is satisfied or waived. This means that such Metcash A Shares and NZ Shares must be held for at least 12 months to be eligible for any CGT discount.

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[2] In our view, the Metcash A Shares and the Metcash NZ Shares will be "preference shares" for the purposes of the holding period rule.

The taxation consequences where a NZ Share is converted into a NZ Holdco Share are described in section 4 below.

The taxation consequences where a Metcash A Share is converted into a Newco Share or an ordinary Metcash Share are described in section 5 below.

2.4 CGT cost base of Metcash A Shares and NZ Shares

To work out a capital gain or capital loss on a disposal of Metcash A Shares or NZ Shares it will be necessary to have regard to the cost base or reduced cost base of the Metcash A Shares and NZ Shares, respectively, and their date of acquisition.

The cost base, reduced cost base and acquisition date of the Metcash A Shares and NZ Shares will be affected where a Foodland Shareholder chooses CGT roll-over relief in respect of Foodland Shares exchanged for Metcash A Shares and NZ Shares.

(a) Where CGT roll-over relief is chosen

Where roll-over relief is chosen, the first element of the CGT cost base and reduced cost base of the Metcash A Shares and NZ Shares acquired is equal to the portion of the cost base of the Foodland Shares which is reasonably attributable to the Metcash A Shares and NZ Shares acquired.

No prescribed method of allocating the cost base and reduced cost base is prescribed by the tax legislation. However, based on previous ATO rulings in relation to CGT roll-over relief (for example, Class Rulings CR2004/79 and CR2004/80), we understand that the ATO accept that a reasonable method of cost base allocation is to pool the cost bases of each parcel of Foodland Shares with the same "per share" cost base and acquisition date. The total cost base of each parcel of Foodland Shares should be allocated pro-rata to the Metcash A Shares and NZ Shares received in exchange for those Foodland Shares. Other methods may also provide a reasonable attribution of cost base.

Applying this method, where a Foodland Shareholder does not choose the Cash Alternative in respect of the disposal of some or all of their Foodland Shares, the CGT cost base of the Metcash A Shares and NZ Shares received in exchange for those Foodland Shares will be calculated as follows:

$$\text{Cost base for Metcash A Shares received} = \text{Cost base for Foodland Shares exchanged} \text{ Minus } \left| \frac{\text{Market value of NZ Shares received}}{\text{Market value of Metcash A Shares and NZ Shares received}} \times \text{Cost base for Foodland Shares exchanged} \right|$$

$$\text{Cost base for NZ Shares received} = \text{Cost base for Foodland Shares exchanged} \text{ Minus } \left| \frac{\text{Market value of Metcash A Shares received}}{\text{Market value of Metcash A Shares and NZ Shares received}} \times \text{Cost base for Foodland Shares exchanged} \right|$$

The CGT reduced cost base of the Metcash A Shares and NZ Shares will be worked out similarly.

Where a Foodland Shareholder chooses the Cash Alternative in respect of the disposal of some or all of their Foodland Shares (so that only partial CGT roll-over relief is available), the CGT cost base of the NZ Shares received in exchange for those Foodland Shares will be calculated as follows:

$$\text{Cost base for NZ Shares received} = \text{Cost base for Foodland Shares exchanged} \text{ Minus } \left| \frac{\text{Cash consideration received}}{\text{Cash consideration received} + \text{Market value of NZ Shares received}} \times \text{Cost base for Foodland Shares exchanged} \right|$$

The CGT reduced cost base of the NZ Shares will be worked out similarly.

Where CGT roll-over relief applies, each Metcash A Share and NZ Share received in exchange for a Foodland Share will be taken for CGT purposes to have the same acquisition date as that Foodland Share. This will be important for determining whether a CGT discount is available where a capital gain is realised on a subsequent disposal of a Metcash A Share or NZ Share. This "historical" acquisition date will be lost on conversion of a NZ Share and will be lost on conversion of a Metcash A Share where the Schemes are Effective (i.e. if the Metcash A Shares convert into Newco Shares) - refer sections 4 and 5.1 below.

(b) Where CGT roll-over relief is not chosen or is not available

Where CGT roll-over relief is not chosen or is not available in respect of the disposal of some or all of the Foodland Shareholder's Foodland Shares and the Foodland Shareholder does not choose the Cash Alternative in respect of the disposal of those Foodland Shares, the CGT cost base of the Metcash A Shares and NZ Shares received in exchange for those Foodland Shares will be calculated as follows:

$$\text{Cost base for Metcash A Shares received} = \frac{\text{Market value of Metcash A Shares received}}{\text{Market value of Metcash A Shares and NZ Shares received}} \times \text{Market value of Foodland Shares exchanged}$$

$$\text{Cost base for NZ Shares received} = \frac{\text{Market value of NZ Shares received}}{\text{Market value of Metcash A Shares and NZ Shares received}} \times \text{Market value of Foodland Shares exchanged}$$

Where a Foodland Shareholder chooses the Cash Alternative in respect of the disposal of some or all of their Foodland Shares, the CGT cost base of the NZ Shares received in exchange for those Foodland Shares will be calculated as follows:

$$\text{Cost base for NZ Shares received} = \frac{\text{Market value of NZ Shares received}}{\text{Cash consideration received} + \text{Market value of NZ Shares received}} \times \text{Market value of Foodland Shares exchanged}$$

3 Foodland Shares acquired through Foodland Employee Share Ownership Plan (ESOP)

3.1 Background

We understand that:

- Foodland has provided its employees (hereafter "**ESOP Participants**") with the opportunity to participate in the ESOP through the provision of an interest free loan to acquire Foodland Shares at a discount of $0.01 to market value[3].
- Dividend income earned on the Foodland Shares has been applied against the amount of the loan outstanding.
- The Foodland Shares acquired under the ESOP are held on trust for a period of three years, after which the balance of the loan can be repaid and the Foodland Shares become unrestricted.

We note that we have not been provided with a copy of the ESOP rules and therefore, for the purposes of this report we have assumed that:

(a) each Foodland Share held in the ESOP is a 'qualifying share' as defined in the ITAA 1936;

(b) ESOP Participants elected to be "taxed upfront" in respect of their Foodland Shares (worked out by reference to the taxable discount in relation to the Foodland Shares calculated at the time of issue to the trustee of the ESOP for the benefit of an ESOP Participant (the "**Issue Date**")); and

(c) the terms of the ESOP provide or will be amended by Foodland so that each Foodland Share held on trust in the ESOP will vest in ESOP Participants as a result of a takeover offer or similar event that will substantially change the ownership of Foodland.

These assumptions may be incorrect or not apply to all ESOP Participants. We recommend that all ESOP Participants should obtain further advice in relation to the taxation consequences of the Offer in relation to their interest in the ESOP.

3.2 Cost base of Foodland Shares

Each Foodland Share held in the ESOP for a ESOP Participant will have a cost base equal to the market value of the Foodland Share at the Issue Date. Each ESOP Participant is treated as having acquired the Foodland Share at the Issue Date.

3.3 Vesting

There should be no capital gain or capital loss arising upon a vesting of the Foodland Shares held in trust for the ESOP Participants.

3.4 Offer

Based on the assumptions stated in section 3.1 above, the taxation consequences of ESOP Participants accepting the Offer in respect of their Foodland Shares should be the same for other Foodland Shareholders as outlined in section 1 above.

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[3] The market value is calculated as the weighted average market price for Foodland Shares traded on the Australian Stock Exchange during the five business days immediately preceding the closing date of offers to acquire Foodland Shares under the ESOP.

4 Conversion of NZ Shares

4.1 Convertible interest

The terms of the NZ Shares provide for a conversion into NZ Holdco Shares if such conversion is approved by holders of Metcash Shares. This conversion will occur by means of a cancellation of the NZ Shares and, in consideration, Metcash will transfer NZ Holdco Shares to the holders of NZ Share as a return of share capital.

A "convertible interest" includes an interest issued by a company that is an interest that will or may convert into an equity interest in the company or a connected entity.

As noted, if approved by Metcash Shareholders, the NZ Holdco Shares will be transferred to holders of the Metcash NZ Shares in consideration for the cancellation of the Metcash NZ Shares. In our view, this exchange will be regarded as a "conversion" of the Metcash NZ Shares. Moreover, we consider that Newco will be a "connected entity" of Metcash. Accordingly, we consider that the Metcash NZ Shares will be "convertible interests" in Metcash.

4.2 Conversion of NZ Shares into NZ Holdco Shares

Although the conversion of NZ Shares is prima facie a CGT event, on the basis that the NZ Shares are convertible interests, any capital gain or capital loss made in relation to the conversion of the NZ Shares will be disregarded.

The first element of the cost base of the NZ Holdco Shares acquired on conversion of the NZ Shares should be the cost base of the converted NZ Shares (refer section 2.4 above).

Shareholders will be taken to have acquired their NZ Holdco Shares at the time the NZ Shares are converted into NZ Holdco Shares. This means that such NZ Holdco Shares must be held for at least 12 months to be eligible for the CGT discount in respect of a capital gain realised on a disposal of the NZ Holdco Shares.

4.3 Return of share capital

The transfer of NZ Holdco Shares as part of the conversion of NZ Shares will be by way of return of Metcash share capital. On the basis that Metcash will account for the transfer of NZ Holdco Shares by debiting its share capital account, in our view the transfer of NZ Holdco Shares will not be a dividend for taxation purposes.

In addition, we have considered whether the Commissioner would make a determination under s.45B(3) of the ITAA 1936 that some or all of the capital return should be treated as an unfranked dividend paid by Metcash. Section 45B is an anti-avoidance provision which applies in certain circumstances where the Commissioner considers that a person has entered into a scheme for a purpose (not being an incidental purpose) of enabling a taxpayer to obtain a tax benefit by being provided with a capital benefit in substitution for dividends.

A reference to a person being "provided with a capital benefit" is a reference to, relevantly, the distribution to the person of share capital. Thus, the holders of NZ Shares will be provided with a capital benefit for the purposes of s.45B.

A taxpayer "obtains a tax benefit" if an amount of tax payable, by the taxpayer would, apart from s.45B, be less than the amount that would have been payable if the capital benefit had been a dividend.

In determining whether a person entered into the scheme for a purpose (not being an incidental purpose) of enabling a taxpayer to obtain a tax benefit regard must be have to a number of "relevant circumstances". Those relevant circumstances include, relevantly:

(a) the extent to which the capital benefit is attributable to capital or the extent to which the capital benefit is attributable to profits (realised and unrealised) of the company or an associate of the company; and

(b) the pattern of distribution of dividends, bonus shares and returns of capital or share premium by the company or by an associate of the company.

In relation to the proposed return of capital by Metcash, it is relevant that the capital being distributed to holders of NZ Shares in the form of NZ Holdco Shares will essentially represent part of the share capital contributed by the same shareholders pursuant to the acceptance of the Offer and therefore is not attributable to any profits of Foodland or Metcash.

Moreover, the pattern of distribution of dividends by Metcash to its shareholders should be unaffected by the proposed "one-off" return of capital.

In our view, the proposed return of capital is not a scheme to make capital payments in substitution for dividends and, accordingly, s.45B should have no application to the proposal.

5 Conversion of Metcash A Shares

5.1 Schemes are Effective

(a) Convertible interests

The terms of the Metcash A Shares provide that if the Schemes are Effective, the Metcash A Shares will be exchanged for Newco Shares.

A "convertible interest" includes an interest issued by a company that gives its holder the right to be issued with an equity interest in the company or a connected entity.

As noted, the Metcash A Shares give holders the right to be issued with Newco Shares. In our view, Newco will be a "connected entity" of Metcash. Accordingly, we consider that the Metcash A Shares will be "convertible interests" in Metcash. Moreover, we consider that the issue of Newco Shares in exchange for Metcash A Shares will be regarded as a "conversion" of the Metcash A Shares.

(b) Conversion of Metcash A Shares into Newco Shares

Although the conversion of Metcash A Shares into Newco Shares is prima facie a CGT event, on the basis that the Metcash A Shares are convertible interests, any capital gain or capital loss made in relation to the conversion of the Metcash A Shares should be disregarded.

The first element of the cost base of the Newco Shares acquired in exchange for the Metcash A Shares should be the cost base of the Metcash A Shares (refer section 2.4 above).

Shareholders will be taken to have acquired their Newco Shares at the time the Metcash A Shares are converted into Newco Shares. This means that such Newco Shares must be held for at least 12 months to be eligible for the CGT discount.

5.2 Schemes are not Effective

The terms of the Metcash A Shares provide that if the Schemes are not Effective, the Metcash A Shares will be converted into ordinary Metcash Shares.

In our view, if a CGT asset (such as a Metcash A Share) changes into an asset of a different nature (such as an ordinary Metcash Share) and the beneficial owner of the Metcash A Share and ordinary Metcash Share is the same, the change is not a CGT event.

Accordingly, the conversion to ordinary Metcash Shares should not be a CGT event and the cost base and reduced cost base of each ordinary Metcash Share should be equal to the cost base of each Metcash A Share at the time of the change.

Each ordinary Metcash Share will have the same acquisition date (or deemed acquisition date) as the Metcash A Share.

6 Holding NZ Holdco Shares

6.1 Summary

NZ Holdco will be an Australian resident company for taxation purposes and will hold shares in the New Zealand resident companies which carry on the Foodland New Zealand business.

Australian resident shareholders holding NZ Holdco Shares ("**NZ Holdco Shareholders**") will generally be taxable on:

- the amount of any dividend received from NZ Holdco (refer section 6.2 below);
- any capital gain arising from the subsequent disposal of NZ Holdco Shares (refer section 6.3 below).

6.2 Dividends from NZ Holdco

NZ Holdco's income will include any dividends received from its New Zealand resident subsidiaries. Such dividends should be "non-assessable non-exempt income" of NZ Holdco and thus excluded from the taxable income of NZ Holdco. To the extent that there is other taxable income (such as Australian-sourced interest income), such income will be taxed at the Australian company tax rate (currently 30%).

It is expected that most, if not all, of NZ Holdco's income will consist of dividends from New Zealand-resident subsidiaries. As such, it is anticipated that dividends paid by NZ Holdco to NZ Holdco Shareholders will be unfranked. In addition, NZ Holdco Shareholders who are Australian residents will not receive any tax credit for corporate tax paid in New Zealand.

Generally, an Australian resident NZ Holdco Shareholder's assessable income will include the amount of the unfranked dividends paid by NZ Holdco (even if any of the dividends are reinvested).

6.3 Disposal of NZ Holdco Shares

The taxation consequences for NZ Holdco Shareholders on a subsequent disposal of their NZ Holdco Shares in a normal on-market transaction should generally be similar to the consequences on the disposal of Foodland Shares (without choosing CGT roll-over relief) as described in section 1.6 above.

7 Holding ordinary Metcash Shares or Newco Shares

The taxation consequences for Australian resident shareholders holding and disposing of ordinary Metcash Shares or Newco Shares will generally be similar to the consequences of holding and disposing of (without choosing CGT roll-over relief) Metcash A Shares and NZ Shares as described at section 2 above.

8 GST

No GST should be payable in respect of the transactions outlined above, including the disposal of the Foodland Shares and the acquisition of the Metcash A Shares and NZ Shares pursuant to accepting the Offer. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for shareholders in relation to GST charged on supplies related to the transactions outlined above (e.g. legal and other adviser fees paid to obtain advice on whether to accept the Offer).

9 Tax File Numbers

Former Foodland Shareholders may notify Metcash of their Australian Tax File Number ("**TFN**") (or Australian Business Number ("**ABN**") if the Metcash A Shares and NZ Shares are held by the former Foodland Shareholder in the course of carrying on an enterprise). In addition:

- when the NZ Shares are converted into NZ Holdco Shares; and
- if the Metcash A Shares are converted into Newco Shares,

former Foodland Shareholders may similarly notify NZ Holdco and, if relevant, Newco of their TFN or ABN. If Metcash A Shares convert into ordinary Metcash Shares, former Foodland Shareholders do not need to notify Metcash of their TFN or ABN unless they have not already done so.

If a TFN or ABN notification is not provided to the relevant company, tax will be deducted from the unfranked component of dividends paid by that company. The current rate of withholding will be 48.5% of the payment. However, shareholders are entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.



Yours sincerely

GREENWOODS & FREEHILLS PTY LIMITED

22 Additional information

22.1 ASIC modifications to and exemptions from the Act

Metcash has obtained from ASIC the following modifications to the Act in relation to the Offer:

- a modification of the operation of section 650A(1), 653B(1) and 654A(1) so that Metcash may provide a withdrawal facility for Foodland Shareholders during the Offer; and
- a modification of the operation of section 707(3) and (4) of the Act to allow the on sale of Newco Shares issued in exchange for Metcash A Shares.

A copy of the relevant declarations are set out in Annexure J.

22.2 ASX waivers obtained

Metcash has applied for a waiver of Listing Rule 11.4 in relation to the NZ Holdco Transfer of Foodland New Zealand under the NZ Holdco Transfer. This waiver would allow Metcash to dispose of Foodland New Zealand to NZ Shareholders only, rather than all Metcash Shareholders.

22.3 Foreign Investment Review Board approval

Metcash is a foreign person for the purposes of the Foreign Acquisitions and Takeovers Act 1975 (Cth) as it is controlled by Metoz.

Metcash will notify FIRB of its intention to acquire all of the Foodland Shares and apply to the Treasurer for a statement of no objection to the proposed acquisition.

Metcash is confident that the transaction is consistent with the Government's foreign investment policy and anticipates that a statement of no objection to the proposal will issue in due course.

As at the date of this Bidder's Statement, Metcash has not received any communication from the Treasurer.

22.4 Australian Competition and Consumer Commission approval

Section 50 of the Trade Practices Act 1974 (Cth) prohibits any merger which has, or is likely to have, the effect of substantially lessening competition in a substantial market in Australia. The Australian Competition and Consumer Commission (**ACCC**) which is responsible for administering the Trade Practices Act, is undertaking a review of Metcash's proposed acquisition of all the Foodland Shares in the context of that prohibition.

Metcash is not required to lodge any formal notification with the ACCC in relation to the Offer. However, Metcash has made submissions to the ACCC as to the likely effect of the proposed merger, and has sought confirmation from the ACCC that it will not seek to intervene in respect of the proposed merger.

A public consultation process is currently underway. The ACCC has indicated in an indicative timeline on its website that an announcement in relation to the Offer is expected to be made on or around 28 January 2005.



22.5 Withdrawal of acceptance of the Offer

If a Foodland Shareholder has accepted the Offer and subsequently wishes to withdraw their acceptance before the Cut-off Time, they are entitled to do so in accordance with Section 23.6 of this Bidder's Statement.

A withdrawal of an acceptance in accordance with Section 23.6 of this Bidder's Statement can be withdrawn by completing the Withdrawal Form accompanying this Bidder's Statement and returning the form to Registries Ltd by mail, fax or hand delivery. Replacement forms can be obtained by calling the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (callers outside Australia) and requesting one.

Alternatively, a Foodland Shareholder may effect withdrawal of an acceptance as follows:

- if any of your Foodland Shares are held on Foodland's issuer sponsored subregister – by authorising and instructing Metcash to do so in accordance with the ASTC Settlement Rules by completing and returning a Withdrawal Form to Registries Ltd by mail, fax or hand delivery in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time;
- if any of your Foodland Shares are held in a CHESS Holding – by either instructing your Controlling Participant to transmit a Valid Originating Message to the ASTC in accordance with Rule 14.16 of the ASTC Settlement Rules, or completing and returning a Withdrawal Form to Registries Ltd by mail, fax or hand delivery in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time; or
- if you are a Controlling Participant – by transmitting a Valid Originating Message to the ASTC specifying the Foodland Shares to be released from the Offer Accepted Sub-Position in accordance with Rule 14.16 of the ASTC Settlement Rules prior to the Cut-Off Time.

To be effective, a Withdrawal Form must be received at the address in Australia specified on the Withdrawal Form prior to the Cut-Off Time.

There may arise other circumstances in which Foodland Shareholders are able to withdraw an acceptance of the Offer.

22.6 Foreign Shareholders

Foodland Shareholders who are Foreign Shareholders will not be entitled to receive Metcash A Shares, if they choose the Metcash A Share Alternative and NZ Shares as part of the consideration for their Foodland Shares pursuant to the Offer, unless Metcash otherwise determines.

A Foodland Shareholder is a Foreign Shareholder for the purposes of the Offer if their address as shown in the register of members of Foodland is in a jurisdiction other than Australia or its external territories or New Zealand. However, such a person will not be a Foreign Shareholder if Metcash is satisfied that it is not legally or practically constrained from making the Offer to a Foodland Shareholder in the relevant jurisdiction and to issue Metcash A Shares and NZ Shares to such a Foodland Shareholder on acceptance of the Offer, and that it is lawful for such a Foodland Shareholder to accept the Offer in such circumstances in the relevant jurisdiction. Notwithstanding anything else contained in this Bidder's Statement, Metcash is not under any obligation to spend any money, or undertake any action, in order to satisfy itself concerning any of these matters.

The Metcash A Shares and NZ Shares which would otherwise have been issued to Foreign Shareholders will instead be issued to a nominee approved by ASIC, who will sell these Metcash A Shares and NZ Shares. The net proceeds of the sale of such shares will then be remitted to the relevant Foreign Shareholders. See Section 23.8(a) for further details.

22.7 Social security and superannuation implications of Offer

Acceptance of the Offer may have implications under your superannuation arrangements or on your social security entitlements. If in any doubt, you should seek specialist advice.

22.8 Disclosure of interests of certain persons

Other than as set out below or elsewhere in this Bidder's Statement no:

- director or proposed director of Metcash;
- person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;
- promoter of Metcash; or
- broker or underwriter to the issue of Metcash A Shares or NZ Shares,

(together, the **Interested Persons**) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of Metcash;
- property acquired or proposed to be acquired by Metcash in connection with its formation or promotion, or the offer of Metcash A Shares or NZ Shares under the Offer; or
- the offer of Metcash A Shares or NZ Shares under the Offer.

22.9 Disclosure of fees and benefits received by certain persons

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

- to a director or proposed director of Metcash to induce them to become, or to qualify as, a director of Metcash; or
- for services provided by any Interested Person in connection with the formation or promotion of Metcash or the offer of Metcash A Shares and NZ Shares under the Offer.

PwCS was appointed as Independent Expert in relation to the Offer. Metcash had paid or agreed to pay $250,000 (exclusive of GST) for the Independent Expert's Report. Further amounts may be paid to PwCS in accordance with its time-based charge-out rates.

PwCS has acted as accountant in relation to the preparation of the Independent Accountant's Report on the Metcash historical information and the pro-forma merged entity historical and pro forma merged entity forecast financial information. Metcash has paid or agreed to pay approximately $375,000 (exclusive of GST) for these services to the date of this Bidder's Statement, and Metcash may pay or agree to pay PwCS additional fees for services provided in connection with the Offer after the date of this Bidder's Statement.

Greenwoods & Freehills has prepared the Tax Adviser's Report. Metcash has paid or agreed to pay $143,275 for such services to 19 January 2005. Further amounts may be paid to Greenwoods & Freehills in accordance with its time-based charge-out rates.



22.10 Disclosure of interests of directors

(a) Interests in Metcash Shares

The directors are named below. Each of the director's interests in Metcash Shares, Metcash Options and Metoz shares, as at the date of this Bidder's Statement, are set out in the table below.

Name	Number of Metcash Shares held	Number of Metcash Options held	Number of Metoz shares held
Mr. Carlos S. dos Santos	0	0	17,433,601
Mr. A.E. (Ted) Harris, AC	340,000	0	207,118
Mr. Andrew Reitzer	1,820,000	680,000	205,671
Mr. Michael R. Jablonski	0	850,000	0
Mr. Edwin M. Jankelowitz	600,000	850,000	0
Mr. V. Dudley Rubin	0	0	1,286,827
Mr. Peter L. Barnes	125,000	0	0
Mr. Richard A. Longes	100,000	0	0
Mr. Bernard J. Hale	0	850,000	1,190,015
Mr. Joao Louis S. Jardin	0	520,000	0
Mr. Michael Wesslink	145,000	540,000	0

No director as at the date of this Bidder's Statement holds a beneficial interest in any other Metcash Shares, Metcash Options or Metoz shares.

It is proposed that all directors will, following the transfer of Metcash Shares to Newco under the Metcash Share Scheme, be appointed as directors of Newco on a basis of remuneration equivalent to their existing arrangements with Metcash. Each Director has agreed to waive all payments or other benefits otherwise payable or due to him as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in Metcash or its related bodies corporate as a result of the Schemes becoming Effective. Accordingly, no such payments or benefits will be made or given.

Each of the Newco directors' interests in Metcash Shares and Metcash Options and Metoz's shares are set out in the table below.

Name	Number of Metcash Shares held	Number of Metcash Options held	Number of Metoz shares held
Mr. John Randall	240,000	80,000	0
Mr. Michael Roche	5,000	0	0
Mr. Paul Kaplan	0	0	0

(b) Directors' interests in Foodland Shares

Michael Wesslink is the beneficial owner of 1,000 Foodland Shares. No other director of Metcash has a relevant interest in Foodland Shares at the date of this Bidder's Statement.

No director of Metcash has acquired or disposed of Foodland Shares in the 4 months preceding the date of this Bidder's Statement.

(c) Indemnity and insurance

The constitution of Metcash permits the grant of an indemnity (to the maximum extent permitted by law) in favour of each director, the company secretary, past directors and secretaries, and all past and present executive officers.

Metcash has entered into deeds of indemnity and access with all of the current directors. This indemnity is against any liability to third parties (other than related Metcash companies), by such officers unless the liability arises out of conduct involving a lack of good faith. The indemnity also includes costs or expenses incurred by an officer in unsuccessfully defending proceedings relating to that person's position.

Metcash maintains an insurance policy in respect of certain present and future officers against certain liability incurred in that capacity. Disclosure of the total amount of any premium paid and the nature of the liabilities in respect of such insurance is prohibited by the contract of insurance.

22.11 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by Metcash, Metoz, Metcash Trading Africa (Pty) Ltd and Newco. Metcash, Metoz, Metcash Trading Africa (Pty) Ltd and Newco have each consented to the inclusion of:

- each statement it has made; and
- each statement which is based on a statement it has made,

in this Bidder's Statement, in the form and context in which the statements have been included, and has not withdrawn that consent.

The following firms and companies have given, and have not at the date of this Bidder's Statement withdrawn, their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it is included. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer is made by Metcash.

PwCS has consented to the inclusion in this Bidder's Statement of the Independent Expert's Report and all references to that report in the form and context in which those references are included and all references to that report in the form and context in which those references are included.

PwCS has also consented to the inclusion in this Bidder's Statement of the Independent Accountant's Report and all references to that report in the form and context in which those references are included.

Greenwoods & Freehills have consented to the inclusion in this Bidder's Statement of the Tax Advisor's Report on the consequences of the Offer for Foodland Shareholders.

In addition, this Bidder's Statement includes statements which are made in, or based on statements made in, documents lodged with ASIC or given to ASX. Under the terms of ASIC Class Order 01/1543, the parties making those statements are not required to consent to, and have not consented to, inclusion of those statements in this Bidder's Statement.

If you would like to receive a copy of any of those documents (free of charge), please contact the Foodland Offer Information Line on 1300 766 010 (callers in Australia) or +61 2 9240 7455 (normal call charges apply) (callers outside Australia). For legal reasons, calls to these numbers will be recorded.

22.12 Expiry date

No securities will be issued on the basis of this Bidder's Statement after the date which is 13 months after the date of this Bidder's Statement.

22.13 Other material information

Except as disclosed elsewhere in this Bidder's Statement, there is no other information that is:

- material to the making of a decision by a Foodland Shareholder whether to accept the Offer; and
- known to Metcash,

which has not been previously disclosed to Foodland Shareholders.



23 The Offer

23.1 The Offer

(a) Metcash offers to acquire all of your Foodland Shares on the terms and subject to the conditions set out in the Offer.

(b) The consideration offered is:

(1) 2.44 Metcash A Shares (subject to adjustment under Section 23.1(c)) or $7.18 cash; and

(2) one NZ Share,

for each of your Foodland Shares (the **Offer Consideration**).

(c) If, and only if, the Capital Reorganisation becomes Effective, the number of Metcash A Shares offered will be adjusted to reflect the Rights Issue of CULS being undertaken in or about March 2005, as follows:

Adjustment number =

$$2.44 \times \frac{\text{5 day VWAP of Metcash Shares immediately prior to Ex-Rights Date}}{\text{5 day VWAP of Metcash Shares including and immediately after Ex-Rights Date}}$$

(d) If at the time this Offer is made to you, you are a Foreign Shareholder, you will not receive Metcash A Shares and NZ Shares. Instead, you are offered and will receive a cash amount determined in accordance with Section 23.8.

(e) The Metcash A Shares and the NZ Shares to be issued are shares in Metcash and will be credited as fully paid and have the rights summarised in Section 18 in this Bidder's Statement.

(f) If you accept the Offer, you will, subject to satisfaction of the conditions in Section 23.9, receive the Offer Consideration for each of your Foodland Shares.

(g) By accepting the Offer, you undertake to transfer to Metcash not only your Foodland Shares, but also all Rights attached to those shares (see Section 23.7(c)).

(h) If, after aggregating all holdings of your Foodland Shares, you become entitled to a fraction of a Metcash A Share or NZ Share, that fraction will be rounded down to the nearest whole Metcash A Share or NZ Share, as appropriate.

(i) The Offer is being made to:

(1) each person registered as the holder of Foodland Shares in the register of Foodland Shareholders at 9.00am (Sydney time) on the Register Date; and

(2) any person who becomes registered or entitled to be registered as the holder of Foodland Shares during the period commencing on the Register Date to the end of the Offer Period due to the conversion of, or exercise of Rights attached to other securities convertible into Foodland Shares which are on issue as at the Register Date.

(j) If, at the time the Offer is made to you, or at any time during the Offer Period, another person is, or is entitled to be, registered as the holder of some or all of your Foodland Shares, then:

(1) a corresponding Offer will be deemed to have been made to that other person in respect of those Foodland Shares; and

(2) a corresponding Offer will be deemed to have been made to you in respect of any other Foodland Shares you hold to which the Offer relates.

(k) If you are registered or entitled to be registered as the holder of one or more parcels of Foodland Shares as trustee or nominee for, or otherwise on account of, another person, section 653B of the Act deems an Offer to have been made to you in respect of each separate parcel of Foodland Shares. To validly accept the Offer for each separate parcel of Foodland Shares, you must complete the Acceptance Form by specifying that the Foodland Shares in respect of which you are accepting are a separate parcel and the number of Foodland Shares in that separate parcel to which the acceptance relates. If your holding does not consist of separate parcels, but you attempt to accept the Offers in the manner described in this clause, you commit an offence but the acceptance is valid.

(l) If your Foodland Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee you should contact that nominee for assistance in accepting the Offer.

(m) The Offer is dated 7 February 2005.

23.2 Offer Period

(a) The Offer will remain open for acceptance during the period commencing on the date the first Offer is made under the bid and ending at 7.00pm (Sydney time) on 22 April 2005 unless withdrawn or extended in accordance with the Act.

(b) Metcash reserves the right, exercisable in its sole discretion, to extend the Offer Period in accordance with the Act.

(c) If, within the last 7 days of the Offer Period, either of the following events occur:

(1) the Offer is varied to improve the consideration offered; or

(2) Metcash's voting power in Foodland increases to more than 50%,

then the Offer Period will be automatically extended so that it ends 14 days after the relevant event in accordance with section 624(2) of the Act.

23.3 Official quotation of Metcash Shares

(a) The scrip offered by Metcash under the Offer will be Metcash A Shares and NZ Shares.

(b) An application has been made to ASX for official quotation of the Metcash A Shares and the NZ Shares to be issued pursuant to the Offer. Quotation is not guaranteed or automatic on such an application. Nothing in this Bidder's Statement will be taken to state or imply that the Metcash A Shares and NZ Shares issued under this Offer will be quoted on ASX.

23.4 How to accept the Offer

(a) General

(1) Subject to Section 23.1(k), you may accept the Offer **only** in respect of **all** of your Foodland Shares.

(2) You may accept this Offer at any time during the Offer Period.

(b) Issuer sponsored holdings

If your Foodland Shares are held on Foodland's issuer sponsored sub-register, to accept the Offer, you must:

(1) complete and sign the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer) in accordance with the terms of this Offer and the instructions on the Acceptance Form; and

(2) ensure that the Acceptance Form and any documents required by the terms of this Offer and the instructions on the Acceptance Form are received before the expiry of the Offer Period at the address indicated on the Acceptance Form.

(c) CHESS Holdings

To accept the Offer where your Foodland Shares are held in a CHESS Holding:

(1) if you are not the Controlling Participant, you may either:

(A) by completing, signing and returning the enclosed Acceptance Form in accordance with the instructions on the Acceptance Form, authorise Metcash to instruct your Controlling Participant on your behalf to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules; or

(B) instruct your Controlling Participant (usually your broker) to initiate acceptance of this Offer in respect of your Foodland Shares in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period; or



(2) if you are the Controlling Participant, you must initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the expiry of the Offer Period.

Further, you must comply with any other applicable ASTC Settlement Rules.

(d) Receipt of Acceptance Form

(1) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by post, it will be deemed to be received in time if the envelope in which it is sent is post-marked before the end of the Offer Period even if it is received after the Offer Period closes.

(2) If your Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is returned by facsimile to the numbers indicated on the Acceptance Form, it will be deemed to be received in time if the facsimile transmission is received (evidenced by a confirmation of successful transmission) before the end of the Offer Period, but you will not be entitled to receive the Offer Consideration to which you are entitled, until your original Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) is received at the address specified on the Acceptance Form.

(3) The transmission of the Acceptance Form and other documents is at your own risk.

23.5 The effect of acceptance

(a) Once you have accepted the Offer, you will be able to revoke your acceptance at any time while the condition in Section 23.9(a) remains unsatisfied. When the condition in Section 23.9(a) is satisfied, you will be unable to revoke your acceptance and the contract resulting from your acceptance will be binding on you, except as follows:

  (1) if, by the relevant times specified in Section 23.5(b), the conditions in Section 23.9 have not all been satisfied or waived in accordance with Section 23.12, the Offer will automatically terminate and your Foodland Shares will be returned to you; or

  (2) if the Offer Period is extended for more than 1 month and, at the time, the Offer is subject to one or more of the conditions in Section 23.9, you may be able to withdraw your acceptance. A notice will be sent to you at the time explaining your rights in this regard.

(b) The relevant times for the purposes of Section 23.5(a)(1) are:

  (1) in relation to the condition in Section 23.9(k) – 3 Business Days after the end of the Offer Period; and

  (2) in relation to all other conditions in Section 23.9 – the end of the Offer Period.

(c) By signing and returning the Acceptance Form to Metcash in accordance with Section 23.4, or otherwise accepting the Offer pursuant to Section 23.4, you will have:

  (1) accepted the Offer (and any variation of this Offer) in respect of all your Foodland Shares and irrevocably agreed to the terms and conditions of the Offer to sell all of your Foodland Shares to Metcash (even if the number of Foodland Shares specified on the Acceptance Form differs from the number of your Foodland Shares);

  (2) agreed to transfer to Metcash all your Foodland Shares in accordance with the terms set out in the Offer, subject to this Offer being declared free from the conditions set out in Section 23.9 (or such conditions being satisfied or waived);

  (3) represented and warranted to Metcash as a fundamental condition going to the root of the contract that at the time of acceptance of the Offer, and the time the transfer of your Foodland Shares to Metcash is registered, all your Foodland Shares (including any Rights) are and will be fully paid up, and Metcash will acquire good title to them and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances, interests of third parties of any kind (whether legal or equitable) and adverse interests of any nature and restrictions on transfer of any kind, and that you have full power, capacity and authority to accept this Offer and to sell and transfer the legal and beneficial ownership (including any Rights) in those Foodland Shares to Metcash;

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIAN

(4) irrevocably appointed Metcash (or any nominee or nominees of Metcash) as your true and lawful exclusive attorney, agent and proxy in your name and on your behalf, with effect from the date that the Offer, or any contract resulting from your acceptance of the Offer, becomes unconditional, with power to do all things which you could lawfully do concerning your Foodland Shares or in exercise of any right derived from the holding of your Foodland Shares, including (without limiting the generality of the foregoing):

   (A) attending and voting at any meeting of Foodland Shareholders;

   (B) demanding a poll for any vote to be taken at any meeting of Foodland Shareholders;

   (C) proposing or seconding any resolution to be considered at any meeting of Foodland Shareholders;

   (D) requisitioning the convening of any meeting of Foodland Shareholders and convening a meeting pursuant to any such requisition (or joining with other Foodland Shareholders to do either of those things);

   (E) executing all forms, transfers, assignments, notices, instruments, proxies, consents, agreements and resolutions relating to your Foodland Shares as may be necessary or desirable to convey your Foodland Share and Rights to Metcash;

   (F) requesting Foodland to register in the name of Metcash your Foodland Shares which you hold on any register of Foodland; and

   (G) doing all things necessary incidental or ancillary to any of the foregoing,

   and to have agreed that in exercising the powers conferred by that power of attorney, the attorney may act in the interests of Metcash as the intended registered holder and beneficial owner of your Foodland Shares and to have further agreed to do all such acts, matters and things that Metcash may require to give effect to the matters the subject of this paragraph (including the execution of a written form of proxy to the same effect as this paragraph which complies in all respects with the requirements of the constitution of Foodland) if requested by Metcash.

   This appointment, being given for valuable consideration to secure the interest acquired in your Foodland Shares, is irrevocable and terminates upon registration of a transfer of Metcash of your Foodland Shares.

   Metcash will indemnify you and keep you indemnified in respect of all costs, expenses and obligations which might otherwise be incurred or undertaken as a result of the exercise by an attorney of any powers under this paragraph;

(5) agreed that in exercising the powers conferred by the power of attorney in Section 23.5(c)(4) above, Metcash or its nominee is entitled to act in the interest of Metcash;

(6) agreed not to attend or vote in person at any general meeting of Foodland, or to exercise or purport to exercise any of the powers conferred on Metcash or its nominee in Section 23.5(c)(4) above;

(7) agreed to fully indemnify Metcash in respect of any claim or action against it for any loss, damage or liability whatsoever incurred by it as a result of you not producing your Holder Identification Number or Security Holder Reference Number or in consequence of the transfer of your Foodland Shares being registered by Foodland without production of your Holder Identification Number or Security Holder Reference Number for your Foodland Shares;

(8) irrevocably authorised Metcash (or any nominee or nominees of Metcash) to alter the Acceptance Form by rectifying any errors in or omissions from it (including, without limiting the generality of the foregoing, altering the number of Foodland Shares stated to be held by you if it is otherwise than as set out in the Acceptance Form) as may be necessary to make it an effective acceptance of this Offer or to enable registration of the transfer of all your Foodland Shares to Metcash;

(9) if you signed the Acceptance Form in respect of any of your Foodland Shares which are held in a CHESS Holding, irrevocably authorised Metcash (or any nominee or nominees of Metcash) to:

   (A) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Foodland Shares in accordance with the ASTC Settlement Rules; and

   (B) give any other instructions in relation to those Foodland Shares to your Controlling Participant, on your behalf under the sponsorship agreement between you and that Controlling Participant;



(10) irrevocably authorised and directed Foodland to pay to Metcash, or to account to Metcash for, all Rights in respect of your Foodland Shares. If this Offer is withdrawn or the contract formed by your acceptance of the Offer is rescinded or rendered void, Metcash will account to you for any such Rights received by Metcash;

(11) irrevocably authorised Metcash to notify Foodland on your behalf that your place of address for all purposes including the serving of notices upon you in respect of your Foodland Shares, is the address specified by Metcash in the notification;

(12) irrevocably authorised Metcash to transmit a message in accordance with ASTC Settlement Rule 14.17.1 to transfer your Foodland Shares to the Takeover Transferee Holding, regardless of whether Metcash has paid the Offer Consideration due to you under this Offer;

(13) agreed, subject to the conditions of this Offer in Section 23.9 being satisfied or waived, to execute all such documents, transfers and assurances as may be necessary or desirable to convey your Foodland Shares registered in your name and distributions (except the Permitted Distribution) to Metcash; and

(14) agreed to accept the Metcash A Shares, where you have chosen the Metcash A Share Alternative, and NZ Shares to which you have become entitled by acceptance of this Offer subject to the constitution of Metcash and have authorised Metcash to place your name on its register of shareholders in respect of those Metcash A Shares and NZ Shares as appropriate.

(d) Metcash may, at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one or more of the requirements for acceptance have not been complied with but the payment of the Offer Consideration in accordance with the Offer may be delayed until any irregularity has been resolved or waived and any other documents required to procure registration have been received by Metcash.

(e) Where you have satisfied the requirements for acceptance in respect of only some of your Foodland Shares, Metcash may, in its sole discretion, regard the Offer to be accepted in respect of those Foodland Shares, but not the remainder.

(f) Metcash will provide the consideration to you in accordance with Section 23.7, in respect of any part of an acceptance determined by Metcash to be valid.

(g) The representations, warranties and authorities referred to in Section 23.5(c) will remain in force after you receive the Offer Consideration for your Foodland Shares and after Metcash becomes registered as the holder of your Foodland Shares.

23.6 Withdrawal right

(a) Notwithstanding anything to the contrary in this Section 23, you are entitled to withdraw your acceptance of the Offer at any time after the date of the Offer and before the time (**Cut-off Time**) which is the earlier of:

(1) 7:00pm (Sydney time) on the day that Metcash lodges a notice in accordance with Section 650F of the Act stating that the Offer is free of all remaining defeating conditions; or

(2) Metcash announcing that the condition in Section 23.9(m) has been satisfied;

(b) You may withdraw your acceptance under Section 23.6(a):

(1) if your Foodland Shares are held on Foodland's issuer sponsored subregister – by authorising and instructing Metcash to do so in accordance with the ASTC Settlement Rules by completing and returning a Withdrawal Form to Registries Ltd by mail, fax or hand delivery in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time;

(2) if your Foodland Shares are held in a CHESS Holding – by either instructing your Controlling Participant to transmit a Valid Originating Message to the ASTC in accordance with Rule 14.16 of the ASTC Settlement Rules, or completing and returning a Withdrawal Form to Registries Ltd by mail, fax or hand delivery in accordance with the instructions on the Withdrawal Form prior to the Cut-Off Time; or

(3) if you are a Controlling Participant – by transmitting a Valid Originating Message to the ASTC specifying the shares to be released from the Offer Accepted Sub-Position in accordance with rule 14.16 of the ASTC Settlement Rules prior to the Cut-Off Time.

To be effective, a Withdrawal Form must be received at the address in Australia specified on the Withdrawal Form prior to the Cut-Off Time.

(c) For the purposes of this Offer, the phrase "**Withdrawal Form**" means the withdrawal form made available for the purpose of the exercise of the withdrawal right described in Sections 23.6(a) and (b).

23.7 When you will receive consideration

(a) Subject to Sections 23.5(d), 23.7 and 23.8 and to the Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Metcash will provide the Offer Consideration (as set out in Section 23.1(b)) to you on or before the earlier of:

(1) 1 month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within 1 month after the contract resulting from your acceptance of the Offer becomes unconditional; and

(2) 21 days after the end of the Offer Period.

(b) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(1) if that document is delivered with your acceptance, Metcash will provide the Offer Consideration in accordance with Section 23.7(a);

(2) if that document is given after acceptance and before the end of the Offer Period, while this Offer is still subject to a defeating condition, Metcash will provide the Offer Consideration to you by the earlier of:

(A) 1 month after the contract resulting from your acceptance of the Offer becomes unconditional; and

(B) 21 days after the end of the Offer Period;

(3) if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is no longer subject to a defeating condition, Metcash will provide the Offer Consideration due to you for your Foodland Shares by the earlier of:

(A) 1 month after the date that document is given; and

(B) 21 days after the end of the Offer Period; and

(4) if that document is given after the end of the Offer Period, Metcash will provide the Offer Consideration to you within 21 days after that document is given. However, if at the time the document is given, the contract resulting from your acceptance of the Offer is still subject to a defeating condition that relates to a circumstance or event referred to in Section 23.9(k), Metcash will provide the Offer Consideration due to you for your Foodland Shares within 21 days after the contract becomes unconditional.

(c) If you accept this Offer, Metcash is entitled to all Rights (being those accruing after the Announcement Date) in respect of your Foodland Shares except for any dividend or dividends paid by Foodland after the Announcement Date the aggregate sum of which is $0.43 per share or less. Metcash may require you to provide all documents necessary to vest title to those Rights in Metcash, or otherwise to give it the benefit or value of those Rights. If you do not do so before Metcash has provided the Offer Consideration to you, or if you have received the benefits of those Rights, Metcash will be entitled to deduct from the Offer Consideration otherwise due to you the amount (or value, as reasonably assessed by Metcash) of those Rights. Any such deduction will be made first, from the cash consideration due to you, or if you chose the Metcash A Share Alternative, from the number of Metcash A Shares you are otherwise entitled to for all your Foodland Shares, and then from the number of NZ Shares you are otherwise entitled to for all your Foodland Shares.

(d) If you have accepted the Offer and you are a Foreign Shareholder, you will receive your share of the proceeds from the sale of the Metcash A Shares, if you chose the Metcash A Share Alternative, and NZ Shares which would otherwise be issued to you, in accordance with Section 23.8.

(e) Payment of any cash amount to which you are entitled will be made by cheque in Australian dollars. The cheque will be sent to you, at your risk, by ordinary mail (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Metcash in writing before despatch.



(f) The obligation of Metcash to allot and issue any Metcash A Shares, if you chose the Metcash A Share Alternative, and NZ Shares to which you are entitled under this Offer will be satisfied if your name is entered onto the issuer sponsored sub-register of Metcash, by Metcash no later than 5 Business Days after your name is entered in the register of members of Metcash, and Metcash despatches or procures the despatch to you, by pre-paid post (or in the case of overseas shareholders, by airmail) to your address as shown on the Acceptance Form or such other address as you may notify to Metcash in writing before despatch, a holding statement in accordance with ASX Listing Rule 8.6. If your Foodland Shares are held in joint names and those names are entered into the issuer sponsored sub-register of Metcash, the holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Metcash's register of members.

(g) If, at the time you accept this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or resident of a place to which, or you are a person to whom:

(1) the Banking (Foreign Exchange) Regulations 1959 (Cth);

(2) the Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002 (Cth);

(3) the Charter of the United Nations (Sanctions – Afghanistan) Regulations 2001 (Cth);

(4) the Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 (Cth); or

(5) any other law of Australia that would make it unlawful for Metcash to provide consideration for your Foodland Shares,

applies, then acceptance of this Offer will not create for you or transfer to you any right (contractual or contingent) to receive the Offer Consideration unless and until all requisite authorities or clearances have been obtained by Metcash.

23.8 Foreign Shareholders

(a) If you are a Foreign Shareholder, you will not be entitled to receive Metcash A Shares, if you chose the Metcash A Share Alternative, and NZ Shares as part of the consideration for your Foodland Shares as a result of acceptance of this Offer, and Metcash will:

(1) pay to you in accordance with Section 23.7 the cash amount due to you in accordance with the Offer if you chose the Cash Alternative;

(2) arrange for the issue to a nominee approved by ASIC (the **Nominee**) of the number of Metcash A Shares, if you chose the Metcash A Share Alternative and NZ Shares to which you and all other Foreign Shareholders who chose the Metcash A Share Alternative would have been entitled but for Section 23.1(d) and the equivalent provision in each other offer under the Offer;

(3) cause the Metcash A Shares and NZ Shares so issued to be offered for sale by the Nominee on ASX as soon as practicable and otherwise in the manner, at the price and on such other terms and conditions as are determined by the Nominee; and

(4) cause the Nominee to pay to you the amount ascertained in accordance with the formula:

$$\frac{\text{Net proceeds of Sales of Metcash A Shares} \times \text{Metcash A Shares}}{\text{Total Nominee Metcash A Shares}} + \frac{\text{Net proceeds of Sales of NZ Shares} \times \text{NZ Shares}}{\text{Total Nominee NZ Shares}}$$

where:

"Net proceeds of Sales of Metcash A Shares" means the amount which is received by the Nominee upon the sale of all Metcash A Shares under this Section 23.8 less brokerage and sale expenses;

"Metcash A Shares" means the number of Metcash A Shares which would, but for Section 23.1(d), otherwise have been allotted to you;

"Total Nominee Metcash A Shares" means the total number of Metcash A Shares allotted to the Nominee under this Section 23.8(a);

"Net proceeds of Sales of NZ Shares" means the amount which is received by the Nominee upon the sale of all NZ Shares under this Section 23.8 less brokerage and sale expenses;

"NZ Shares" means the number of NZ Shares which would, but for Section 23.1(d), otherwise have been allotted to you; and

"Total Nominee NZ Shares" means the total number of NZ Shares allotted to the Nominee under this Section 23.8(a);

(5) you will receive your share of the proceeds of this sale in Australian currency;

(6) payment will be made by cheque posted to you at your risk by ordinary mail (or in the case of overseas shareholders, by airmail) at the address provided on your Acceptance Form; and

(7) under no circumstances will interest be paid on your share of the proceeds of this sale, regardless of any delay in remitting these proceeds to you.

23.9 Conditions of the Offer

Subject to Section 23.10, the completion of the Offer and any contract that results from an acceptance of the Offer, are subject to the fulfilment of the conditions set out below.

Regulatory approval conditions

(a) Foreign Investment Review Board approval

One of the following occurring:

(1) the Treasurer of the Commonwealth of Australia (**Treasurer**) advising Metcash before the end of the Offer Period to the effect that there are no objections to the Offer in terms of the Federal Government's foreign investment policy;

(2) no order being made in relation to the Offer under section 22 of the *Foreign Acquisitions and Takeovers Act 1975* within a period of 40 days after Metcash has notified the Treasurer that it proposes to acquire Foodland Shares under the Offer, and no notice being given by the Treasurer to Metcash during that period to the effect that there are any such objections; or

(3) where an order is made under section 22 of the *Foreign Acquisitions and Takeovers Act 1975*, a period of 90 days having expired after the order comes into operation and no notice having been given by the Treasurer to Metcash during that period to the effect that there are any such objections.

(b) ACCC

Either:

(1) at the end of the Offer Period, the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of Foodland Shares by Metcash under the Offer; or

(2) before the end of the Offer Period, Metcash has received notice in writing from the ACCC stating, or stating to the effect that:

(A) the ACCC does not propose to intervene or seek to prevent the acquisition of Foodland Shares by Metcash pursuant to section 50 of the *Trade Practices Act 1974*; and

(B) the ACCC does not seek to impose conditions on Metcash's acquisition of shares in Foodland or require undertakings of Metcash in relation to the acquisition of shares in Foodland.

(c) Other regulatory approvals

Before the end of the Offer Period, all regulatory approvals or consents that are required by law, or by any public authority, as are necessary to permit:

(1) the Offer to be lawfully made to and accepted by Foodland Shareholders; and



(2) the transactions contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in Section 14 of this Bidder's Statement, to be completed,

are granted, given, made or obtained on an unconditional basis, remain in full force and effect in all respects, and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same.

(d) No regulatory action

Between the Announcement Date and the end of the Offer Period:

(1) there is not in effect any preliminary or final decision, order or decree issued by any government, governmental agency, court or public authority;

(2) no action or investigation is announced, commenced or threatened by any government, governmental agency, court or public authority; and

(3) no application is made to any government, governmental agency, court or public authority (other than by Metcash or any associate of Metcash),

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Act) which restrains, prohibits or impedes, or threatens to restrain, prohibit or impede, the making of the Offer and the completion of the transaction contemplated by this Bidder's Statement, including full, lawful and effectual implementation of the intentions set out in Section 14 of this Bidder's Statement.

Material change conditions

(e) No persons exercising rights under certain agreements or instruments

There is no person exercising or purporting to exercise or stating an intention to exercise any rights under any provision of any agreement or other instrument to which Foodland, or any Foodland subsidiary is a party; or by or to which Foodland or any Foodland subsidiary or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of the Foodland Group taken as a whole, in:

(1) any moneys borrowed by Foodland or any Foodland subsidiary being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(2) any such agreement or other such instrument being terminated or modified or any action being taken or arising thereunder;

(3) the interest of Foodland or any Foodland subsidiary in any firm, joint venture, trust corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(4) the business of Foodland or any Foodland subsidiary with any other person being adversely affected.

(f) Foodland acquisition of Metcash or Metoz

Foodland, or an associate of Foodland, or any entity controlled by Foodland or an associate of Foodland, does not acquire, offer to acquire or agree to acquire, whether directly or indirectly, a legal interest, beneficial interest or relevant interest in more than 5% of the ordinary shares in Metcash or Metoz.

(g) Material adverse change of Foodland Australia

Before the end of the Offer Period, there not having occurred, been announced or becoming known to Metcash (whether or not becoming public) any event, change or condition that has had, or could reasonably be expected to have, a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Foodland Australia taken as a whole, since 1 August 2004 (except for such events, changes or conditions disclosed in public filings by Foodland or any of its subsidiaries prior to 6 December 2004 and any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer or the financing of the Offer), including where it becomes known to Metcash that information publicly filed by Foodland or any of its subsidiaries is, or is likely to be, incomplete, incorrect or untrue or misleading. For the purposes of this Section 23.9(g), without limitation, a diminution in the value of Foodland Australia of A$80,000,000 will be material.

(As at the Announcement Date, Metcash was not aware of any event, change or condition that may cause a breach of this condition).

(h) No material acquisitions or disposals

That, except for any proposed transaction publicly announced by Foodland before the Announcement Date, none of the following events occur during the period from the Announcement Date to the end of the Offer Period:

(1) Foodland or any subsidiary acquires, offers to acquire or agrees to acquire or comes under an obligation to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $20,000,000, or makes an announcement in relation to such an acquisition;

(2) Foodland or any subsidiary disposes of, offers to dispose of, agrees to dispose of, or comes under an obligation to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets), including without limitation the payment of a dividend for an amount, or whose book value (as recorded in Foodland's balance sheet as at 1 August 2004) is in aggregate greater than $20,000,000, or makes an announcement in relation to such a disposition;

(3) Foodland or any subsidiary:

(A) enters into, offers to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any joint venture, partnership or other arrangement, involving a commitment of the Foodland Group, in aggregate, greater than A$20,000,000;

(4) Foodland or any subsidiary:

(A) enters into, offers to enter into or announces that it proposes to enter into; or

(B) varies or terminates or announces that it proposes to vary or terminate,

any agreement or arrangement which is or would be material in the context of the business of the Foodland Group (which includes, but is not limited to, an agreement or arrangement the termination of which is likely to adversely affect the earnings before interest and tax of the Foodland Group by more than A$10,000,000 in aggregate per annum);

(5) Foodland or any subsidiary incurs or commits to, or grants to another person, a right the exercise of which would involve the Foodland Group incurring or committing to any capital expenditure or liability for an amount greater than, in aggregate, A$20,000,000 unless announced to ASX by Foodland before the Announcement Date;

(6) Foodland or any subsidiary releases, discharges, or modifies any substantial obligation to it or agrees to do so; or

(7) Foodland or any subsidiary enters into or agrees to enter into any contract of service or varies or agrees to vary any existing contract of service with any director or officer, or pays or agrees to pay any retirement benefit or allowance to any director or officer, or makes or agrees to make any substantial change in the basis or the amount of remuneration of any director, officer or other employee (except as required by law or provided under any superannuation, provident or retirement scheme as in effect on the Announcement Date),

and during that period the business of the Foodland Group is otherwise carried on in the ordinary course of ordinary business.

(i) Consent of third parties

During the period between the Announcement Date and the end of the Offer Period, every person who has or will have a right (whether subject to conditions or not) under any agreement or arrangement which is material in the context of the business of the Foodland Group (which includes but is not limited to an agreement or arrangement the termination of which is likely to adversely affect the revenues or costs of the Foodland Group by more than A$20,000,000 per annum) to which Foodland or any controlled entity of Foodland is a party which results, or could result, in any such agreement or arrangement being terminated or varied or any action being taken or arising thereunder as a result of Metcash acquiring Foodland Shares including, but not limited to, Metcash acquiring or having a relevant interest in any or a specified number or proportion of Foodland Shares, provides an enforceable, irrevocable and unconditional waiver or release in writing of such right or rights to Foodland and Foodland provides a copy of that waiver or release to Metcash.



(j) **Index out**

Between the Announcement Date and the end of the Offer Period, the S&P ASX 200 Index does not fall below 3,300 at any time on any ASX trading day.

(k) **No prescribed occurrences**

During the period from the Announcement Date to the date 3 Business Days after the end of the Offer Period, none of the occurrences listed in Annexure F (being the occurrences listed in section 652C of the Act) happen (other than an issue of Foodland Shares in the circumstances referred to in Section 23.1(i)(2)).

Financing and minimum acceptance conditions

(l) **Availability of Facilities**

During, and at the end of the Offer Period:

(1) each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) there is no event of default, or potential event of default, under the Facilities.

(m) **Minimum acceptance**

During, or at the end of the Offer Period, Metcash and its associates have relevant interests in at least 90% of the Foodland Shares.

23.10 Nature and benefit of conditions

(a) The condition in Section 23.9(a) is a condition precedent to Metcash's acquisition of any interest in Foodland Shares of a kind which would cause a breach of the provisions of laws referred to therein. Notwithstanding your acceptance of the Offer, unless and until the condition in Section 23.9(a) is satisfied:

(1) no contract for the sale of your Foodland Shares will come into force or be binding on you or on Metcash;

(2) Metcash will have no Rights (conditional or otherwise) in relation to Foodland Shares; and

(3) you will be entitled to withdraw your acceptance in the same manner as set out in Section 23.6(b) at any time prior to the satisfaction of that condition.

(b) The other conditions in Section 23.9 are conditions subsequent. The non-fulfilment of any condition subsequent does not, until the end of the Offer Period (or in the case of the condition in Section 23.9(k), until 3 Business Days after the end of the Offer Period), prevent a contract to sell your Foodland Shares resulting from your acceptance of this Offer, but entitles Metcash, by written notice to you, to rescind the contract resulting from your acceptance of this Offer.

(c) Subject to the Act, and until the end of the Offer Period, Metcash alone is entitled to the benefit of the conditions in Section 23.9, or to rely on any non-fulfilment of any of them.

(d) Each condition in Section 23.9 is a separate, several and distinct condition and shall not be taken to limit the meaning or effect of any other condition.

23.11 Best endeavours in relation to conditions

(a) Metcash and its subsidiaries will each:

(1) use their best endeavours to procure that each of the conditions in Section 23.9 is satisfied; and

(2) not do or omit to do any thing which may cause a breach of any of the conditions in Section 23.9.

(b) Without limiting Section 23.11(a), in relation to the condition in Section 23.9(l), Metcash and its subsidiaries will each:

(1) use their best endeavours to ensure that each of the preconditions to the availability of the Facilities is and remains satisfied; and

(2) not do or omit to do any thing which may trigger an event of default or potential event of default under the Facilities.

23.12 Freeing Offer of conditions

(a) Metcash may, in its sole discretion, free this Offer and any contract resulting from acceptance of this Offer from all or any of the conditions in Section 23.9 (other than the condition in Section 23.9(a)) generally or in relation to any specific occurrence by giving notice in writing to Foodland and to ASX declaring this Offer to be free from the relevant condition or conditions specified in accordance with Section 650F of the Act. This notice may be given:

(1) in the case of the condition in Section 23.9(k) – not less than 3 Business Days after the end of the Offer Period; and

(2) in the case of the other conditions in Section 23.9 – not less than 7 days before the end of the Offer Period.

(b) Metcash may not, at any time, declare the Offer free of the condition in Section 23.9(a).

(c) If, at the end of the Offer Period (or in the case of the condition in Section 23.9(k), within 3 Business Days after the end of the Offer Period), the conditions in Section 23.9 have not been fulfilled and Metcash has not declared the Offer (or it has not become) free from those conditions, all contracts resulting from the acceptance of the Offer will be automatically void.

23.13 Statutory condition

This Offer and any contract that results from your acceptance of it are subject to a condition that permission for admission to official quotation by ASX of the Metcash A Shares and NZ Shares, to be issued pursuant to the Offer, is granted no later than 7 days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

23.14 Notice on the status of conditions

The date for giving the notice on the status of the conditions required by Section 630(1) of the Act is 14 April 2005 (subject to extension in accordance with Section 630(2) of the Act if the Offer Period is extended).

23.15 Withdrawal of Offer

(a) This Offer may only be withdrawn with the consent in writing of ASIC, which consent may be given subject to conditions. If so, Metcash will give notice of the withdrawal to ASX and to Foodland and will comply with any other conditions imposed by ASIC.

(b) If this Offer is withdrawn, all contracts arising from its acceptance automatically become void.

23.16 Variation of Offer

Metcash reserves the right to vary this Offer in accordance with the Act.

23.17 No stamp duty or brokerage

Metcash will pay any stamp duty or brokerage charges payable on the transfer of your Foodland Shares to it.

23.18 Governing law

This Offer and any contract that results from your acceptance of this Offer are governed by the laws in force in New South Wales.



24 Definitions and interpretation

24.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context otherwise requires:

1 month VWAP means the total value of shares traded over the preceding one month divided by the total volume of shares traded over that month, as at a set reference date;

5 day VWAP means the average daily volume weighted average sales price per share during the pricing period of five days as at a set reference date other than shares which are sold otherwise than in the ordinary course of trading (including any transactions defined in the ASX Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the closing phase and the after hours adjust phase and any overseas trades or trades pursuant to exercised options over shares, any overnight crossings and any other sales which the directors consider may not be fairly reflective of natural supply and demand);

$, dollar and **cent** means Australian currency, unless the context otherwise requires;

A Shareholder means a person who is registered in the Register as the holder of a Metcash A Share;

AASB means the Australian Accounting Standards Board;

ABN means Australian Business Number;

ACCC means the Australian Competition and Consumer Commission;

Acceptance Form means the acceptance form enclosed with this Bidder's Statement and which forms part of the Offer;

Accounting Standard means an instrument in force under section 334 of the Act or a provision of such an instrument as it so has effect;

Act means the Corporations Act;

Action Borrower has the meaning given in Section 17.2;

Action Companies has the meaning given in Section 17.5;

Action Facility has the meaning given to it in Section 17.2;

Action Facility Agreement has the meaning given to it in Section 17.5;

Action Facility Commitment Letter has the meaning given to it in Section 17.5;

Action Finance Documents has the meaning given in Section 17.5;

Action Holdco has the meaning given to it in Section 17.2;

African Sale Agreement has the meaning given to it in Section 19.5;

AGAAP means Australian Generally Agreed Accounting Principles;

AGM means annual general meeting;

ALM means Australian Liquor Marketers;

ALH means Australian Leisure and Hospitality Group;

Announcement means Metcash's public announcement on 6 December 2004 of its proposed Capital Reorganisation and Offer;

Announcement Date means the date on which the Offer was announced to ASX, namely 6 December 2004;

Annual Accounts means, in respect of any financial year, the audited consolidated Statement of Financial Position of the Foodland Group as at 30 June of that year, and the audited consolidated Statement of Financial Performance for the Foodland Group for the 12 month period ended 30 June of that year, together with the notes thereto and related directors' and auditor's reports;

ANZ means Australia and New Zealand Banking Group Limited ABN 11 005 357 522, as lender under a Facility or as arranger and underwriter of or facility agent for the Syndicated Facility (as the case requires);

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

ASIC means Australian Securities and Investments Commission;

ASTC means ASX Settlement and Transfer Corporation Pty Limited;

ASTC Settlement Rules means the operating rules of the settlement facility provided by ASTC;

ASX means Australian Stock Exchange Limited;

ATO means Australian Taxation Office;

Australian IFRS means Australian equivalent to International Financial Reporting Standards as issued by the Australian Accounting Standards Board (AASB);

Base Rate has the meaning given to it in Section 17.7;

Bidder's Statement means this document, being the statement of Metcash under Part 6.5 Division 2 of the Act relating to the Offer;

Board or Metcash Board means the board of directors of Metcash from time to time;

Business Day means a day on which banks are open for business in Sydney excluding a Saturday, Sunday or public holiday;

C-Store Distribution means Convenience Store Distribution;

Capital Reorganisation means the capital reorganisation to be effected by means of the Metcash Share Scheme and the Metoz Scheme under which, amongst other things, subject to the Metcash Share Scheme becoming Effective and the Metoz Scheme becoming Effective:

(a) Newco will acquire all Metcash Shares held by Scheme Shareholders in exchange for the issue by Newco of Newco Shares to such Scheme Shareholders;

(b) Newco will purchase all of the issued shares in Metoz for cash; and

(c) if the Metcash Option Scheme becomes Effective, all Metcash Options will be cancelled in consideration for the issue by Newco of Newco Options to Scheme Optionholders;

Cash Alternative means the $7.18 cash alternative to Metcash A Shares under the Offer;

CCC means Campbells Cash & Carry;

CGT means Capital Gains Tax;

CGT roll-over relief has the meaning given to it in Section 21;

CHESS means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Ltd;

CHESS Holding means a number of Shares which are registered on Foodland's share register being a register administered by ASTC and which records uncertificated holdings of Shares;

Consortium means a consortium, consisting of existing management, two financial institutions and a Black Economic Empowerment group, which, on 6 October 2004, acquired the entire issued share capital of Metrade and other material assets from Metoz, except for its interest in Metcash and a bank loan under the Consortium Facility Agreement. The result of this transaction was that Metoz's sole remaining material asset is its interest in Metcash;

Consortium Facility Agreement means the only external financing arrangement in place in relation to Metoz, provided by ANZ, HSBC Bank Australia Limited and Standard Bank London on 1 May 2003 under which the amount outstanding as at 31 January 2005 was $83 million;

Controlling Participant means, in relation to your Foodland Shares, the Participant that has the capacity in the Clearing House Electronic Sub-Register System to transfer your Foodland Shares;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of New South Wales;

CULS means convertible redeemable, subordinated, unsecured loan notes proposed to be issued by Metcash;



CULS Holder means each person who is a holder of CULS from time to time;

CULS Issue Price means $2.54 or any other price agreed between Metcash and the CULS Underwriter;

CULS Terms means the terms of issue of the CULS;

CULS Underwriter means Deutsche Bank;

CUPS means convertible undated preference shares as described in 17.7;

CUPS Holder means Deutsche Bank;

Cut-Off Time is defined in Section 23.6(a);

Davids means Davids Limited;

Deutsche Bank means Deutsche Bank AG;

DRP means the underwritten dividend reinvestment plan proposed to be established by Newco;

EBIT means earnings before interest and tax;

EBITA means earnings before interest, tax and amortisation;

EBITDA means earnings before interest, tax, depreciation and amortisation;

Effective when used in relation to:

(a) the Metcash Schemes, means the coming into effect, pursuant to section 411(10) of the Act, of the order of the Court made under section 411(4)(b) in relation to the Metcash Scheme; and

(b) the Metoz Scheme, means the coming into effect of the Metoz Scheme pursuant to section 311 of the Companies Act No. 61 of 1973 (South Africa); and

(c) the Capital Reorganisation, means the Metcash Share Scheme and Metoz Scheme becoming "Effective" in the manner described in (a) and (b) above.

Eligible Employees means, in respect of the EOS, participants in the EOS who are not Hurdle Participants;

EOS means Metcash's employee share plan, the Employee Option Scheme;

EPS means the basic earnings per share pre-goodwill amortisation and restructure costs;

Equity Placement means the issue of 89,850,000 ordinary shares by Metcash under an institutional placement on 6 December 2004;

ESOP means Foodland's Employee Share Ownership Plan;

ESOP Participant means an employee of Foodland who is a participant in the ESOP;

Exchange Deed has the meaning given to it in Section 17.7(c);

Exchange Ratio means 2.44 Metcash A Shares for each Foodland Share if the Metcash A Share Alternative is chosen, subject to the adjustment set out in section 23.1;

Ex-Rights Date means the date Metcash ordinary shares go ex-rights with respect to the CULS in accordance with the relevant ASX timetable;

Facilities means the loan facilities specified in Section 17;

FIRB means Foreign Investment Review Board;

FMCG means Fast Moving Consumer Goods;

Foodland means Foodland Associated Limited ABN 13 008 667 650;

Foodland Australia means the Australian business carried on by Foodland and its subsidiaries;

Foodland Group means Foodland and its subsidiaries;

Foodland New Zealand means, collectively, Foodland's New Zealand businesses;

Foodland NZ Companies has the meaning given in Section 17.5;

Foodland Offer Information Line means 1300 766 010 (for callers within Australia) or +61 2 9240 7455 (for callers outside Australia);

Foodland Share Plans means the share plans described in Section 13.11;

Foodland Shareholder means a person registered in the register of members of Foodland as a holder of Foodland Shares;

Foodland Shares means fully paid ordinary shares in Foodland and includes all Rights attaching to them;

Foodland Wholesale means the Australian Franchise and Supply business currently owned by Foodland;

Foreign Shareholder means a Foodland Shareholder whose address as shown in the register of members of Foodland is in a jurisdiction other than Australia or its external territories or New Zealand, unless Bidder otherwise determines after being satisfied that it is not unlawful, not unduly onerous and not unduly impracticable to make the Offer to a Foodland Shareholder in the relevant jurisdiction and to issue Metcash A Shares and NZ Shares to such a Foodland Shareholder on acceptance of the Offer, and that it is not unlawful for such a Foodland Shareholder to accept the Offer in such circumstances in the relevant jurisdiction;

Former Foodland Shareholder means a Foodland Shareholder that was issued Metcash A Shares and/or NZ Shares;

FY means Financial Year;

GST means Goods and Services Tax;

Holder Identification Number means a number used to identify a holder of financial products on a CHESS sub-register;

Hurdle Participant means a participant in the EOS whose entitlement is subject to performance criteria;

IBA means Independent Brands Australia;

IFRS means International Financial Reporting Standards;

IGA means IGA Distribution;

Implementation Agreement means the Implementation Agreement dated on or about 21 January 2005 between the company and Newco in relation to the Metcash Schemes as set out in Section 19 of the Scheme Booklet;

Independent Accountant means PricewaterhouseCoopers Securities Limited;

Independent Accountant's Report means the report of the Independent Accountant set out in Section 20 of this Bidder's Statement;

Independent Expert means PricewaterhouseCoopers Securities Limited;

Independent Expert's Report means the report by PwCS in Annexure A;

Independents means supermarket retailers not affiliated with the major chains Coles Myer, Woolworths and Franklins;

Intercreditor Agreement has the meaning given in Section 17.5;

Interested Persons has the meaning given to it in Section 22.8;

Issuer Sponsored Holdings means a holding of Shares on Foodland's issuer sponsored sub-register;

ITAA 1936 means the Income Tax Assessment Act 1936;

ITAA 1997 means the Income Tax Assessment Act 1997;

Johannesburg Stock Exchange means the JSE Securities Exchange South Africa;

Listing Rules means the Listing Rules of ASX;

M & GM means M & GM Investments Pty Ltd;

Margin has the meaning given to it in Section 17.7;



Maturity Date means, in respect of the CULS, the date is six months after the date of issue of the CULS or such later date as determined in accordance with the CULS Terms;

Mergeco means Metcash and Foodland Australia after the Offer and compulsory acquisition have completed;

Merged Group means Metcash and its subsidiaries following Metcash acquiring control of Foodland;

Metcash means Metcash Trading Limited (ABN 61 000 031 569);

Metcash (SA) means Metcash Trading Limited (SA), a South African public company;

Metcash A Shares means preference shares in Metcash which have a preferential right to the same dividends as Metcash Shares and which are proposed to be issued by Metcash to Foodland Shareholders as part of the consideration for the Offer;

Metcash A Share Alternative means the 2.44 Metcash A Share Alternative as an alternative to $7.18 under the Offer, as adjusted in accordance with Section 23.1;

Metcash Board means the board of directors of Metcash from time to time;

Metcash Group means Metcash and its subsidiaries;

Metcash Options mean options to subscribe for a Metcash Share granted under the Option Plan, individually a **Metcash Option**;

Metcash Option Scheme means the scheme of arrangement pursuant to Part 5.1 of the Act to be made between Metcash and Scheme Optionholders in respect of the Metcash Options subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Act;

Metcash Scheme or **Metcash Share Scheme** means the scheme of arrangement pursuant to Part 5.1 of the Act to be made between Metcash and Scheme Shareholders subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Act, by which Newco will acquire the non-Metoz share capital of Metcash;

Metcash Schemes means the Metcash Share Scheme and the Metcash Option Scheme;

Metcash Scheme Booklet means the explanatory statement for the Metcash Schemes to be provided to Metcash Shareholders in connection with the Capital Reorganisation;

Metcash Shares means fully paid ordinary shares in Metcash;

Metoz means Metoz Holdings Limited, a company incorporated in South Africa and listed on the Johannesburg Stock Exchange;

Metoz Scheme means the Scheme of Arrangement which is proposed by Newco between Metoz and its members in terms of section 311 of the South African Companies Act No. 61 of 1973 which will result in Newco acquiring the entire issued share capital of Metoz;

Metrade has the meaning given to it in Section 9.7;

Newco means The Newco Project X Limited ACN 112 073 480;

Newco Board means the board of directors of Newco from time to time;

Newco Share means an ordinary share in Newco;

New Metcash means the combined Metcash and Foodland Australia if the Capital Reorganisation is not Effective or the combined Newco and Foodland Australia, if the Capital Reorganisation is Effective;

NPAT means Net Profit After Tax;

NZ Borrower has the meaning given to it in Section 17.2;

NZ Facility has the meaning given to it in Section 17.2;

NZ Facility Agreement has the meaning given to it in Section 17.5;

NZ Facility Commitment Letter has the meaning given to it in Section 17.5;

NZ Finance Documents has the meaning given to it in Section 17.5;

NZ Holdco means NZ Holdco Limited ACN 112 196 077, which, after the completion of the Offer, compulsory acquisition and a reorganisation of Foodland New Zealand, will be the Australian holding company for Foodland New Zealand;

NZ Holdco Group means NZ Holdco and each of its subsidiaries;

NZ Holdco Share means an ordinary share in NZ Holdco;

NZ Holdco Shareholder means a person who holds NZ Holdco Shares;

NZ Holdco Transfer means the proposed selective reduction of capital by Metcash in which all NZ Shares on issue will be cancelled and, in consideration of the cancellation, NZ Shareholders will receive one share in NZ Holdco for each NZ Share they hold;

NZ Holdco Transfer Resolution means any special or ordinary resolution designated by the directors as a NZ Holdco Transfer Resolution and proposed by the directors in a general meeting of Metcash or a meeting of shareholders (or a class of shareholders) to effect the NZ Holdco Transfer;

NZ Shares means the preference shares proposed to be issued by Metcash to Foodland shareholders as part consideration for the Offer;

NZ Shareholder means a person who is registered in the Register as the holder of NZ Share;

NZSX means the New Zealand Stock Exchange;

Offer means Metcash's offer to acquire Foodland Shares as contained in Section 23 of this Bidder's Statement;

Offer Accepted Sub-Position has the meaning given in the ASTC Settlement Rules;

Offer Consideration has the meaning given to it in Section 23.1(b) of this Bidder's Statement;

Offer Period means the period during which the Offer will remain open for acceptance in accordance with Section 23.2 of this Bidder's Statement;

Optionholder means each person who is entered in the Option Register as the holder of Metcash Options from time to time;

Option Plan means the Metcash Trading Limited Employee Option Plan;

Option Register means the Metcash register of Optionholders;

Participant means a participant as defined in the ASTC Settlement Rules;

Permitted Distribution means a dividend or dividends paid by Foodland after the Announcement Date the aggregate sum of which is $0.43 or less;

Post-Scheme Restructuring means the proposed restructuring of the Newco group (assuming the Scheme becomes Effective);

PwCS means PricewaterhouseCoopers Securities Ltd ACN 003 311 617;

Redemption Amount has the meaning given to it in Section 17.7(b);

Register means the Metcash register of members;

Register Date means the date set by Metcash under subsection 633(2) of the Act;

Restructure means the proposed restructure of the Foodland New Zealand business as set out in Section 14.4;

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from the Foodland Shares directly or indirectly at or after the Announcement Date including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Foodland or by any Foodland subsidiary;

Rights Issue means the proposed issue of CULS pro rata to Metcash Shareholders other than Metoz;

Schemes means the inter-conditional Metcash Scheme and Metoz Scheme each a **Scheme**;

Scheme Meetings means the Metcash Share Scheme Meeting and the Metcash Option Scheme Meeting;



Scheme Shareholders means each person who is registered in the Register as the holder of Metcash Shares at the record date other than Metoz;

Schemes means the Metcash Schemes and the Metoz Scheme, each a **Scheme**;

Securities Act means the United States Securities Act of 1933;

Security Holder Reference Number means a number allocated by an issuer to identify a holder of securities on an issuer sponsored sub-register;

Senior Facilities Agreement has the meaning given to it in Section 17.5;

Senior Finance Documents has the meaning given to it in Section 17.5;

Shareholder means each person who is registered in the Register as the holder of Metcash Shares from time to time (including Metoz);

Soetensteeg means Soetensteeg 2-61 Exploitatiemaatschappij BV, a company incorporated in the Netherlands, and which is a wholly owned subsidiary of Metoz;

SPP means the share purchase plan offered by Metcash to Australian and New Zealand Shareholders from 16 December 2004 to 11 January 2005;

SRP means Foodland's Share Rights Plan;

Subscription Agreement means the subscription agreement dated on or about 21 January 2005 between Metcash, Newco and Deutsche Bank;

Syndicated Facility means a new 3 year senior unsecured syndicated cash advance facility to be entered into by Metcash for the purposes of the Capital Reorganisation and the Offer;

Syndicated Facility Commitment Letter has the meaning given to it in Section 17.5(a);

Takeover Bid means the off-market bid constituted by the Offer;

Takeover Contract means the contract for the acquisition of your Foodland Shares under the Offer which comes into existence on the later of the satisfaction of the condition in clause 23.9(a) or when you accept the Offer;

Takeover Transferee Holding means a CHESS holding to which Foodland Shares are to be transferred pursuant to acceptances of the Offer;

Target's Statement means the Target's Statement to be issued by Foodland in response to this Bidder's Statement as required under the Act;

Tax Adviser's Report means the report of Greenwoods & Freehills set out in Section 21 of this Bidder's Statement;

TFN means Tax File Number;

Transaction Documents means the Implementation Agreement and the Metcash Scheme Booklet;

Transfer means the transfer of NZ Holdco to NZ Shareholders by either the issue or transfer of shares in NZ Holdco to NZ Shareholders;

Underwriting Agreement has the meaning given to it in Section 11.5;

Valid Originating Message is defined in the ASTC Settlement Rules;

VWAP means volume weighted average price;

Working Capital means current assets less current liabilities (excluding cash on hand, bank overdrafts and deposits and the current portion of term interest-bearing debt);

Working Capital Facility means the working capital facility to be provided by ANZ to Metcash subject to, and pursuant to the terms of, the Working Capital Facility Commitment Letter; and

Working Capital Facility Commitment Letter has the meaning given to it in Section 17.5(a);

24.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context otherwise requires:

(a) words and phrases have the same meaning (if any) given to them in the Act;

(b) words importing a gender include any gender;

(c) words importing the singular include the plural and vice versa;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(e) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

(f) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances, or by-laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement;

(h) a reference to time is a reference to time in Sydney, Australia;

(i) a reference to writing includes email and facsimile transmissions;

(j) a reference to dollars, $, A$, cents, ¢ and currency is a reference to the lawful currency of the Commonwealth of Australia;

(k) a reference to US$ is a reference to the lawful currency of the United States of America.



25 Approval of Bidder's Statement

This Bidder's Statement has been approved by a resolution passed by the directors of Metcash.

Dated:

Signed

for and on behalf of Metcash Trading Limited



Metcash Trading Limited

Independent Expert's Report and Financial Services Guide

Pro-forma valuation of Metcash A Shares and NZ Shares

21 January 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Financial Services Guide

This Financial Services Guide is dated 21 January 2005

About us

PricewaterhouseCoopers Securities Ltd (ABN 54 003 311 617, Australian Financial Services Licence no 244572) ("PwCS") has been engaged by Metcash Trading Limited ("Metcash") to provide a report in the form of an Independent Expert's Report (the "Report") in relation to the proposed offer of acquisition of all the shares of Foodland Associated Limited by Metcash for inclusion in this Bidders' Statement.

You have not engaged us directly but have been provided with a copy of the Report as a retail client because of your connection to the matters set out in the Report.

This Financial Services Guide

This Financial Services Guide ("FSG") is designed to assist retail clients in their use of any general financial product advice contained in the Report. This FSG contains information about PwCS generally, the financial services we are licensed to provide, the remuneration we may receive in connection with the preparation of the Report, and how complaints against us will be dealt with.

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General financial product advice

The Report contains only general financial product advice. It was prepared without taking into account your personal objectives, financial situation or needs.

You should consider your own objectives, financial situation and needs when assessing the suitability of the Report to your situation. You may wish to obtain personal financial product advice from the holder of an Australian Financial Services Licence to assist you in this assessment.

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PwCS charges fees to produce reports, including this Report. These fees are negotiated and agreed with the entity who engages PwCS to provide a report. Fees

are charged on an hourly basis or as a fixed amount depending on the terms of the agreement with the person who engages us. The fees we have charged for the preparation of this Report and our basis of charging are disclosed in Appendix A to the Report.

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If you have a complaint, please raise it with us first, using the contact details listed below. We will endeavour to satisfactorily resolve your complaint in a timely manner. In addition, a copy of our internal complaints handling procedure is availably upon request.

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Contact details

PwCS can be contacted by sending a letter to the following address:

Richard Stewart
PricewaterhouseCoopers Securities Ltd
201 Sussex Street
SYDNEY NSW 2000

PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of Australian Financial Services Licence No 244572

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
Metcash Trading Limited
4 Newington Road
Silverwater NSW 2128

21 January 2005

Dear Sirs

Independent Expert's Report in relation to pro-forma value of Metcash A Shares and NZ Shares

1 Introduction

On 6 December 2004, Metcash Trading Limited (Metcash) announced its intention to make an off-market takeover offer (the Offer) for the entire issued share capital of Foodland Associated Limited (Foodland).

Under the Offer, Metcash is proposing that Foodland shareholders will receive for each Foodland share held:

- 2.44[1] Metcash Australian preference shares (Metcash A Shares) (to represent the same value and economic entitlement as existing Metcash ordinary shares) or A$7.18 cash, and

- One Metcash New Zealand preference share (NZ Shares) to represent the value of and economic entitlement to Foodland's New Zealand businesses (Foodland New Zealand).

Metcash intends to retain Foodland's Australian businesses only. Metcash proposes that the New Zealand operations will be returned to Foodland shareholders by the cancellation of the NZ Shares in exchange for the transfer of ordinary shares in a new New Zealand holding company (NZ Holdco). NZ Holdco will be separately listed on the ASX.

Metcash also intends to sell Foodland's retail stores in Queensland, Northern New South Wales and Western Australia to independent owners following completion of the Offer and compulsory acquisition of any outstanding Foodland shares.

[1] As adjusted for pro-rata offerings that may be required to insulate accepting Foodland shareholders from the dilutionary impact of the funding arrangements associated with the Capital Reorganisation discussed below.

The Directors of Metcash have requested that PricewaterhouseCoopers Securities Ltd (PwCS) prepare a report on our expert opinion of the likely value of the Metcash A Shares and the NZ Shares in the event that the proposed transaction proceeds (pro-forma values) so that Foodland shareholders may better understand the total value of the consideration they are being offered. We make no expression of the fairness and reasonableness of the Offer.

This report is to be included with Metcash's Bidder's Statement to be sent to Foodland shareholders. There is no statutory requirement under the Corporations Law, the Listing Rules of the Australian Stock Exchange or other regulations for Metcash to commission an expert's report in relation to the Offer. The report is intended for use within Australia and New Zealand in connection with the Offer. It is not to be used in any other jurisdiction whatsoever.

2 Summary and conclusions

2.1 Valuation of Metcash A Shares and NZ Shares

In summary, the range of pro-forma values we have assessed for the share based consideration receivable in respect of each Foodland share is as follows:

Capital Reorganisation proceeds - $21.24-$26.19

Capital Reorganisation does not proceed - $21.14-$24.73.

Foodland shareholders will also receive the interim dividend in respect of the half-year at an estimated value of $0.43 per share. Our valuation is ex-this dividend so the value of the dividend should be added to our valuation to compare to the trading price of Foodland.

Furthermore, PwCS has concluded that the pro-forma value of each class of shares is in the ranges detailed below:

	Case 1	Case 2	Case 3	Case 4
Capital reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash[2]
$ million				
Value per Metcash A Share (ex-CULS rights)	$3.07 to $3.37	$3.11 to $3.54	$2.94 to $3.28	$2.93 to $3.41
No. of Metcash A Shares received for one Foodland share	2.44	2.44	2.58 to 2.67	2.71 to 2.96
Equivalent value provided per one share of Foodland	**$7.49 to $8.22**	**$7.59 to $8.64**	**$7.59 to $8.76**	**$7.94 to $10.10**
Value per NZ Share	**$13.65 to $16.09**	**$13.65 to $16.09**	**$13.65 to $16.09**	**$13.65 to $16.09**
Total consideration received for one Foodland share	**$21.14 to $24.31**	**$21.24 to $24.73**	**$21.24 to $24.85**	**$21.59 to $26.19**
Total consideration if cash of $7.18 in place of Metcash A Share for one Foodland share	**$20.83 to $23.27**	**$20.83 to $23.27**	**$20.83 to $23.27**	**$20.83 to $23.27**
Foodland share price pre announcement[1]	**$19.21**	**$19.21**	**$19.21**	**$19.21**
Cum-CULS rights value				
Value per Metcash A Share (cum-CULS rights)	$3.07 to $3.37	$3.11 to $3.54	$3.11 to $3.59	$3.25 to $4.14
No. of Metcash A Shares received for one Foodland share	2.44	2.44	2.44	2.44
Equivalent value provided per one share of Foodland (cum-CULS rights)	**$7.49 to $8.22**	**$7.59 to $8.64**	**$7.59 to $8.76**	**$7.94 to $10.10**

[1] One month Volume Weighted Average Price
[2] In this case, we have assumed all CUPS will be redeemed and treated as debt. However, if all CUPS are converted into shares in Newco based on our assessed value of Metcash A Shares, we note that the change in the value per Metcash A Share (as above) will be insignificant.

We note that the terms of the Offer provide for a change with respect to the number of shares that Foodland shareholders will receive in the event of a successful Capital Reorganisation proposal. We have prepared a theoretical calculation of the number of the Metcash A Shares Foodland shareholders will receive based on our valuations. However, Foodland shareholders should be aware that the number of shares they will receive will have regard to market prices of the Metcash shares pre- and post-CULS entitlement rights and may differ from the number set out in the above table.

We note that a 100% cash acceptance will not result in an issue of Metcash A Shares. However, it is presented as the absolute minimum acceptance level to illustrate the impact of differing levels of scrip vs. cash acceptance. It should be noted that the value of Metcash A Shares under Cases 3 and 4 ignores the value of the right to participate in the CULS offer, which Foodland shareholders are unable to do. An adjustment has also been made to the Exchange Ratio to take into account the dilution impact of the CULS issue.

The valuation of both the Metcash A Shares and the NZ Shares has been undertaken predominantly using the capitalisation of future maintainable earnings methodology.

Our valuation approach complies with the principles set out in Australian Securities and Investments Commission (ASIC) Practice Notes 42 and 43.

2.2 Limitations

Available information

Certain valuations included in this report relate to the Foodland business that is the subject of a current takeover offer from Metcash. A limitation of the pro-forma valuations of the Metcash A Shares and the NZ Shares which include Foodland is that the components of the valuation relating to Foodland are based solely on publicly available information. Although Foodland is required to disclose information regarding its geographical business segments in accordance with Australian accounting standards, this financial information is considerably less detailed than that would normally be available in providing opinions of value for inclusion in public documents.

In particular:

- We have not had access to Foodland management to better understand the operations of Foodland's businesses. For example, we have only limited information in relation to central costs that would be incurred to operate Foodland's New Zealand business on a stand alone basis;
- We have not had access to Foodland management to better understand the likely synergies arising from the merger of Metcash and Foodland's Australian businesses;

- Foodland's financial year end is on or around 31 July. Hence, the most recent financial information we have is for the 52 weeks to 1 August 2004 and first quarter 2005 sales report; and

- We have relied upon brokers' forecasts as an indication of the likely future financial performance of Foodland.

Rounding

Numbers contained in this report are rounded to either zero or one decimal place, therefore if a set of numbers do not appear to add together precisely it is purely a function of rounding.

Changing market conditions

A further limitation of our conclusion is that market conditions may change between the date of this report and when the various aspects of the transaction are concluded. This is potentially significant if the Offer by Metcash is extended.

Whilst the Offer is due to close in approximately 12 weeks, it is not uncommon in Australia for offers to be outstanding for periods of time greater than the initial offer period. Furthermore, once the Offer is closed, there is likely to be a further delay of several months before the transactions required to transfer Foodland New Zealand to NZ Shareholders occur due to the proposed restructure and Corporations Act requirements in relation to the capital reduction.

Future information limitations

We note that in utilising forecast financial information and, because events and circumstances frequently do not occur as expected, differences between forecast and actual results are likely to arise, some of which may be material.

Individual shareholder circumstances

This report is to be included with the Bidder's Statement in assisting the shareholders of Foodland to better understand the value of the consideration proposed under the Offer. The report should not be used for any other purpose. We will not be responsible for the use of this report contrary to this paragraph.

This report is intended for use within Australia and New Zealand in connection with the Offer. It is not to be used in any other jurisdiction whatsoever.

This report has not been prepared to provide information to any parties considering the purchase or sale of any Metcash or Foodland securities. Accordingly, we do not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.

3 Transaction Overview

On 6 December 2004, Metcash announced its intention to make an off-market takeover offer to acquire the entire issued share capital of Foodland.

At the same time, Metcash also announced its intention to undertake a capital reorganisation which would, in effect, result in the acquisition of the entire issued share capital of Metcash's 52% majority shareholder, Metoz Holdings Limited (Metoz) and the acquisition of non-Metoz shareholders in Metcash (Capital Reorganisation). Since Metoz's only material asset is its holding in Metcash, the Capital Reorganisation will, in effect, achieve a purchase of Metoz's shareholding in Metcash. We note that prior to the announcement, Metoz held a 60% interest in Metcash.

The Offer and the Capital Reorganisation are separate proposals and are not conditional upon each other.

We have been requested to provide our expert opinion of the pro-forma value of the Metcash A Shares and the pro-forma value of the NZ Shares which together, with a cash alternative of $7.18 in relation to the Metcash A Shares, comprise the consideration under the Offer. Whilst the Offer and the Capital Reorganisation are not inter-conditional, the Capital Reorganisation may impact the value of the Metcash A Shares under the Offer to a minor extent, and as such we set out details of the proposed Capital Reorganisation below.

3.1 The Offer

Under the Offer, Metcash is proposing that Foodland shareholders will receive for each Foodland share held:

- 2.44[2] Metcash A Shares (to represent the same value and economic entitlement as Metcash ordinary shares) or A$7.18 cash; and

- One NZ Share (to represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders).

The Metcash A Shares being issued are to provide flexibility until Metcash knows if and when the Capital Reorganisation becomes effective. If the Capital Reorganisation does become effective, the Metcash A Shares will be exchanged for ordinary shares in Newco (a newly listed company which will then own all ordinary capital of Metcash). If the Capital Reorganisation is not effective, the Metcash A Shares will convert into Metcash ordinary shares.

Following the successful completion of the Offer and compulsory acquisition, it is Metcash's stated intention that the NZ Shares will be cancelled in exchange for the

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[2] As adjusted for pro-rata offerings that may be required to insulate accepting Foodland shareholders from the dilutionary impact of the funding arrangements associated with the Capital Reorganisation discussed below.

transfer of ordinary shares in NZ Holdco, which will be separately listed on the ASX. This exchange will be subject to various shareholder approvals at that time. We understand that from the time of issue until exchange for ordinary shares in NZ Holdco, the NZ Shares will be listed on the ASX.

If capital is raised from current Metcash shareholders on a discounted pro-rata basis pursuant to the Capital Reorganisation, it is the intention of Metcash to minimise the effect of any dilution of Foodland shareholders by increasing the number of shares offered. The terms of such adjustments are set out in Section 9.11 of this report and the impact is reflected in our valuations under relevant cases.

The proposed structure before and after the proposed takeover of Foodland are summarised in the diagram below:


Before
After
Foodland Associated Limited
Metcash Trading Limited
Existing Foodland shareholders
New Metcash
Foodland Australia
Foodland New Zealand
Existing Metcash business
Foodland New Zealand
Foodland Australia
Existing Metcash business

3.2 The Capital Reorganisation

Under the Capital Reorganisation, a new holding company, Newco, will be put in place whereby:

- Newco will purchase all of the shares in Metoz for the South African Rand (SA Rand) equivalent of A$0.6015 per Metoz share (derived from a cash consideration of A$2.92 for each Metcash share held by Metoz (including assumed Metoz net liabilities of A$0.07 per Metcash share with the result that the effective cash consideration to Metoz shareholders to be A$2.85 per Metcash share)); and

- All other shareholders in Metcash will receive 1 Newco ordinary share for each Metcash share held (including the holders of the Metcash A Shares if the Offer is successful).

At the completion of the Capital Reorganisation, Newco will be renamed Metcash.

The Capital Reorganisation will be implemented by way of three Schemes of Arrangement:

- A Metoz Scheme of Arrangement to be voted on by Metoz shareholders (Metoz Scheme);
- A Metcash Scheme of Arrangement to be voted on by Metcash shareholders (other than Metoz) (Metcash Share Scheme); and
- A Metcash Scheme of Arrangement to be voted on by Metcash optionholders (Metcash Option Scheme) (Metcash Share Scheme and Metcash Option Scheme collectively – the Metcash Schemes)

Metoz Scheme and Metcash Schemes collectively – the Schemes.

Assuming the Schemes are approved and if the Offer is successful, Metcash shareholders (including former Foodland shareholders that accept the scrip alternative), will become shareholders of Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash.

On 3 December 2004, the two largest Metoz shareholders: RMB Asset Management (Pty) Limited (RMB), and STANLIB Asset Management Limited (STANLIB), who at that date collectively controlled, as asset managers on behalf of their clients, approximately 47% of the issued ordinary shares in Metoz, separately provided undertakings to vote in favour of the Metoz Scheme and all such shareholders' resolutions of Metoz as may be necessary to implement the Metoz Scheme.

These undertakings will fall away on receipt by Metoz or all its shareholders of a materially superior offer for Metoz, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer. Under the undertakings, RMB and STANLIB are permitted to sell up to approximately 95 and 93 million Metoz shares respectively. In addition, the undertakings will not apply to any Metoz shares managed for client which terminates the mandate to RMB or STANLIB as asset managers prior to completion of the Metoz Scheme. However, Metcash understands that both RMB and STANLIB have put in place controls to ensure that, under no circumstances, will they sell more than the approximately 95 and 93 million shares respectively permitted to be sold by the undertakings, so that the minimum proportion of the issued shares of Metoz to which the undertakings could apply is 36.5%.

Since the announcement on 6 December 2004, STANLIB has sold approximately 71 million Metoz shares. As a result, RMB and STANLIB as at 14 January 2005 collectively controlled, as asset managers on behalf of their clients, approximately 43% of the issued shares in Metoz.

Background on Metoz

Metoz (formerly called Metro Cash and Carry Limited) was incorporated in South Africa in 1946 and its shares are listed on the Johannesburg Stock Exchange (JSE). On 6 October

2004, Metoz sold all of its business except Metcash to a consortium of Metro management and a Black Empowerment Consortium. Prior to the divestment, Metoz conducted business in sixteen countries across Africa, Australasia and the Far East as distributors of groceries and other fast moving consumer goods.

Shareholder Structure

Metoz's three largest shareholders, RMB Asset Management Proprietary Limited, STANLIB Asset Management Limited and Old Mutual Asset Managers, collectively control approximately 63% of the issued ordinary shares in Metoz. Issued share capital of Metoz at 31 October 2004 was approximately 1,825 million ordinary shares. The effective acquisition price in SA Rand is 2.61 per share, which represents a substantial 31% premium to the three month VWAP of Metoz's shares on the JSE of SA Rand 1.99.

Assets and Liabilities of Metoz

Metoz's only major asset is its investment in Metcash. Metoz also has net liabilities of approximately A$43 million, some of which will be extinguished by the 4 cents per share special dividend payable upon the Capital Reorganisation being approved. The remaining net liabilities would be approximately A$27 million. It is the intention of Metcash to retire this debt immediately on acquisition of Metoz.

There are also residual warranties provided by Metoz in relation to various aspects of the sale to the consortium referred to above and potential tax liabilities on the potential realisation of the capital gain enjoyed by Metoz in respect of its holding in Metcash. The directors have received advice that no warranty claims exist and that likely tax liabilities will be zero. A post-Capital Reorganisation restructure is planned to minimise the risk of any of these liabilities arising. The directors also sought an opinion that in the worst case, the tax liabilities arising from the capital gain and/or the restructure will not exceed $47 million. In our valuation, we have excluded these potential liabilities.

3.3 Funding of the Offer and the Capital Reorganisation

In order to help fund the Offer, Metcash issued ordinary shares under an institutional placement on 6 December 2004. At the conclusion of the placement, Metcash issued 89,850,000 ordinary shares at a price of $3.00 per share, representing a 2% premium to Metcash's previous closing price on 3 December of $2.94. The placement raised a total of $269,550,000.

Metcash also conducted a share purchase plan (SPP) for retail investors subsequent to this placement. At the conclusion of the SPP, Metcash issued approximately 7 million ordinary shares at a price of $3.00 per share. The SPP raised a total of $20.9 million.

The amount raised under the placement and SPP may or may not be enough to equity fund the entire cash consideration under the Offer, depending upon how many Foodland shareholders elect to receive cash rather than Metcash A Shares.

Accordingly, some debt may be required; the various debt facilities proposed are described in Section 9.11 of this report.

We set out below a summary of Metcash's funding arrangements under possible cases regarding the outcome of the Capital Reorganisation and the take up of cash or Metcash A Shares under the Offer.

	Case 1	Case 2	Case 3	Case 4
Capital Reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash
$ million				
Sources of cash				
Syndicated Facility		425	341	756
Action Facility	235	235	235	235
Convertible Undated Preference Shares (CUPS)				50
Convertible Unsecured Loan Note Securities (CULS)			372	744
Placement	270	270	270	270
SPP	21	21	21	21
	526	950	1,239	2,075
Uses of cash				
Capital Reorganisation			1,125	1,125
Offer		846		846
Transaction costs	74	74	84	74
Restructuring costs	30	30	30	30
Available for Capital Management	422			
	526	950	1,239	2,075

Management has advised us that if surplus funds are raised under the proposed funding arrangements, due to a higher take up of scrip than anticipated, then they will consider a range of capital management techniques to adjust the capital structure of the group to that which they consider optimal.

It should be noted that the Capital Reorganisation is a yes/no proposition which will either occur or not occur. On the other hand, the result of the Offer may lie anywhere on a continuum between 100% scrip acceptance and 100% cash acceptance.

4 Basis of assessment

4.1 Overview

The consideration being offered by Metcash per Foodland ordinary share under the Offer comprises:

- 2.44[3] Metcash A Shares or A$7.18 cash; and
- One NZ Share.

We have been engaged to provide our expert opinion of the pro-forma value of the Metcash A Shares and the NZ Shares. We have formed our view as if these shares existed as at the date of this report, even though they only come into existence on the acceptance of scrip offers by Foodland shareholders. As the Foodland shareholders will obtain only minority interests in the merged entity, we have formed our opinion of the minority value of these shares i.e. the value at which these shares might trade in a normal market.

We have determined the value of the Metcash A Shares by assessing the likely value of the merged business of Metcash and Foodland's Australian business, including the proceeds of the proposed divestment of Action stores. We have also considered the valuation impact of the Capital Reorganisation on the pro-forma value of the Metcash A Shares, should it occur.

We have determined the pro-forma value of the NZ Shares by assessing the likely value of Foodland's New Zealand business if it were to be transferred to NZ Shareholders and listed as a new company on the Australian Stock Exchange.

Our valuation approach complies with the principles set out in ASIC Practice Notes 42 and 43.

4.2 Valuation methodology

A first step to forming our opinion of the pro-forma value of the Metcash A Shares and NZ Shares is an assessment of the fair market value of the underlying businesses that these shares represent. Fair market value is commonly defined as:

"The price that would be negotiated in an open and unrestricted market between a knowledgeable, willing but not anxious buyer and a knowledgeable, willing but not anxious seller acting at arms length."

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[3] As adjusted for pro-rata offerings that may be required to insulate accepting Foodland shareholders from the dilutionary impact of the funding arrangements associated with the Capital Reorganisation discussed below.

We have considered the following valuation approaches when estimating the fair market value of the Metcash A Shares and NZ Shares:

- Capitalisation of estimated future maintainable earnings;
- Net present value of projected cash flows (discounted cash flow);
- Comparison with similar open market transactions; and
- Net asset backing assuming an orderly realisation of the assets.

The selection of the techniques that are most appropriate to apply in any situation rests with the circumstances of the particular case. The following valuation techniques are not mutually exclusive and can be applied in conjunction with each other.

Capitalisation of earnings

A widely applied valuation technique is the application of an appropriate multiple to estimated future maintainable earnings. This requires an assessment of:

- A maintainable level of earnings which can be sustained by the company in the long run;
- The selection of an appropriate multiple to apply to these earnings; and
- The identification of any assets or liabilities surplus to the business needs.

Where the valuation is based on an assessment of earnings before interest, tax and goodwill amortisation, the value derived is of the whole business enterprise. Consequently, the value of any debt required to achieve this level of earnings must be deducted in order to derive the value of the shares. This approach has the advantage of not distorting the business value by the effects of differing debt levels.

Discounted cash flow

The discounted cash flow (DCF) approach is considered to be a technically superior methodology since it allows for fluctuations in future performance to be properly recognised. To be most effective it requires at least five, and preferably more, years of reasonably reliable cash flow forecasts.

Open market transactions

This approach involves a comparison to similar recent open market transactions and the financial ratios implied by those transactions.

Net asset backing

The net asset backing approach assumes an orderly realisation of the net assets of the company. It is often the primary valuation technique where businesses are not currently

trading or making profits and have little prospect of doing so in the future, or where the capitalisation of profits (or cash flows) yields a lower value than that of the net assets.

We have also compared the valuations derived by a combination of the commonly accepted valuation methodologies described above to the value implied by an analysis of the recent listed share prices of Metcash and Foodland.

4.3 Sources of information

Principal sources of information for the pro-forma valuation of the Metcash A Shares and NZ Shares are outlined below:

Metcash A Shares

- Discussion with Metcash management;
- Metcash internal management information including budgets and forecasts and management accounts
- Metcash assessments of the financial implications of the way in which the Foodland business would be run post-acquisition by Metcash
- Publicly available information on Foodland, including Annual Reports and Company Announcements
- Various brokers reports assessing the Metcash and Foodland businesses
- Other sections of the Bidder's Statement; and
- Metcash Annual reports and Company Announcements.

NZ Shares

- Publicly available information on Foodland, including Annual Reports and Company Announcements;
- Various brokers reports assessing the Foodland's New Zealand business; and
- Other sections of the Bidder's Statement.

A full list of information sources is detailed in Appendix C to this report.

5 Australian grocery industry profile

5.1 Introduction

The Australian grocery industry is dominated by two major players, namely Woolworths Limited (Woolworths) and Coles Myer Limited (Coles). Both companies operate integrated national grocery retail and wholesale businesses. The rest of the grocery industry can be broadly split into two categories, wholesale and retail.

Metcash is the largest specialist grocery wholesaler in Australia. Foodland operates integrated wholesale and retail businesses primarily in New Zealand, Northern New South Wales, Queensland and Western Australia. Foodland is also a wholesaler to independent retailers in Western Australia.

Metcash also has a liquor wholesaling business which is subject to different market dynamics to the grocery business. We therefore analyse the liquor wholesaling industry separately below.

5.2 Competitive environment

Grocery retailing

In the year ended 30 June 2004, the Australian grocery retailing industry generated total revenues of approximately $52.5 billion. Competition in this industry is driven largely by price, product range, product quality, location of stores and customer service.

We set out below a split of market revenue for the grocery retailing industry in Australia for 2004.

Grocery retailing market share by revenue


Franklins
2%
Other operators
3%
Foodland Associated Limited
5%
Metcash
13%
Coles, Bilo and Woolworths
77%

Source: AC Nielsen

The larger chains also compete through alliances with petrol retailers, the promotion of in-house fresh food products and through the opening of convenience stores. In response to this, some smaller players such as Foodland's Action supermarkets are promoting various loyalty schemes (including some less significant relationships with petrol retailers) as well as their customer service, given that, often, they are unable to compete on price and hours of operation.

In addition to competing with the large chains described above, grocery operators also compete with other specialty outlets, such as bakeries and convenience stores.

The two largest players, Woolworths and Coles, are able to maintain prominence in the industry primarily through their scale which provides them with considerable purchasing power.

Woolworths operates more than 1,400 stores in Australia. In addition to its grocery retailing, the company also conducts retail operations in general merchandising, apparel and homeware through its Big W stores, and in liquor and petrol.

Coles conducts grocery retailing and retail operations in general merchandising through Kmart and Officeworks, apparel and homeware through Target and department stores through Myer. Over recent years, Coles' grocery retailing area has grown through the opening of new stores, through the acquisition of various independent supermarkets, and through entering the liquor and petrol retailing segments.

Metcash operates as the wholesaler for a number of independent players operate in the industry under the IGA banner and Foodworks Supermarket group. These stores have a combined market share by revenue of 13% as displayed above, and collectively represent the third largest retail grocery chain in Australia.

Foodland operates in the Australian grocery retailing industry directly through its Action supermarkets in Western Australia, Northern NSW and Queensland and indirectly through its wholesale operations to independent retailers in Western Australia.

Other players in this industry include chain operators such as Aldi and Franklins/Pick'n'Pay and other independent operators.

Grocery wholesaling

As noted above, Woolworths and Coles have their own supply networks to stores. The grocery wholesaling industry therefore predominantly relates to the independent retailers. Metcash is the market leader in this market.

In 2004, the combined revenue of Metcash and Foodland Australia generated from the Australian grocery wholesaling industry was approximately $9 billion (including wholesale to Action stores). The remaining revenue from the grocery wholesale industry was shared by other independent operators.

Competition in this industry is driven largely by price, however, other factors such as after sales service, guaranteed supply, and use of buying power to compete with the major retail chains are important in growing and maintaining market share. Given competition is primarily based on price, wholesaling margins are relatively low, especially for high volume goods.

5.6 Australian Liquor Wholesaling Industry

In the year ending 30 June 2004, the Australian liquor wholesaling industry generated total revenues of approximately $3.7[5] billion of which 34% related to hotels, clubs and casinos, 33% related to supermarkets and 33% related to retail liquor stores.

Most liquor supplies are sourced within Australia by wholesalers. Since many liquor retailers obtain domestic beers directly from the brewery, most wholesalers specialise in wines, spirits and imported beer.

Wholesalers tend not to be integrated with liquor manufacturers.

Competitive environment

The independents' portion of the industry (excluding integrated retailers) is lead by Australian Liquor Marketers (ALM), an operating division of Metcash. Other broad-range liquor wholesalers include Independent Liquor Group (ILG), South Australia Liquor Distributors (SALD), Hotel Liquor Wholesalers (HLW), Southern Independent Liquor Group (SILG) and Capital Liquor. A large number of manufacturers supply liquor direct to retailers including Southcorp, Swift & Moore, Maxxium and Beringer Blass. Both the major brewers, Carlton United and Lion Nathan, supply the majority of their product direct to retailers.

Coles and Woolworths also operate in the liquor retailing industry and, as integrated retailers, predominantly source product supplies independently.

Competition in this industry is driven primarily by price. Other bases of competition include range of products, stock availability, delivery service, terms of payment and product sales support. Many players in the industry perform after-sales service in the form of assistance with store layout and merchandising.

Contracts with retail outlets are heavily contested, as are contracts to wholesale major brands from manufacturers. As a result, net profit margins are estimated to average about 2.5%[6] across both the manufacturer-suppliers and the broad –range wholesalers.

Main barriers to entry for this industry are the cost of establishing warehouse and distribution facilities, liquor licensing requirements, competition for agreements with liquor banners and retailers and the dominance of existing major operators.

While individual product labels and packaging are subject to copyrights, the contents (alcohol) are not, thus leading to the possibility of parallel importing of similar products, usually under different labels and packaging.

In addition, the extent of foreign company participation in the liquor wholesaling industry is significant. The liquor industry world wide is consolidating, with products often shifted amongst wholesalers by brewers and distillers.

---

[5] Estimated by IBIS World at July 2004 – most recent information available

[6] Survey conducted by IBIS World in 2002 – most recent information available. Similar statistics are shown on the ATO website for 2003.

Value drivers

As for the grocery industry, performance of the liquor industry generally is driven by changes in real household disposable income and consumer tastes. Changing social attitudes to levels of alcohol consumption and preferred types of alcohol have a large influence on the industry mix.

Industry performance and outlook

The liquor wholesaling industry in Australia is mature. Given a decline in total alcohol consumption in Australia since the early 1990s (partly as a result of altered drink driving legislation), recent competition in this industry has been primarily price based.

Growth in total industry revenue over the five years to 2003-04 is displayed below.

Liquor wholesaling industry performance (Year to 30 June)	2000	2001	2002	2003	2004[1]
Industry revenue ($m)	3,281	3,332	3,413	3,480	3,663
Growth (%)[1]	3.8	1.6	2.4	2.0	5.3

[1] Forecast by IBISWorld at June 2004

Over the four years to 2003-04, the industry grew at an average rate of 2.8% per annum. For the year ending 30 June 2004, the growth for the industry is approximately 5.3%[7]

Over the period to 2005-09, average total industry revenue growth of 3.0% is expected. Future growth in the industry is expected to come from continuing industry consolidation, and from beer brewers and wineries handing over their liquor distribution function to wholesalers. The industry is expected to continue to operate on thin profit margins with the major operators expecting to seek market share growth through price competition and acquisition. This is evidenced by Woolworths' and Coles' recent takeover battle for Australian Leisure and Hospitality Group (ALH) which was finally acquired by Woolworths in December 2004.

The increasing consolidation of liquor outlets means fewer retailer contracts are available to be won. Continued growth of Woolworths and Coles into liquor retailing is a risk to ALM.

[7] Most recent information available - IBISWorld

6 Profile of Metcash

6.1 History

Metcash is Australia's largest independent wholesaler of food, liquor and general merchandise products.

Founded in 1927, Metcash (formerly known as Davids Limited) operates three major business units: IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers. Metcash also operated John Lewis Foodservice until 2001 when it was sold following a strategic review of the company's operations. The company is 52% owned by a South African listed company, Metoz (formerly known as Metro Cash and Carry).

Floated in 1994, Metcash pursued a strategy of growth through acquisition, particularly in South Australia, Queensland and Victoria. Such acquisitions included Sysco Food Services Pty Ltd, Jewel Food stores, Rainbow Supermarkets Pty Ltd, QIW-Composite Buyers, Independent Holdings Limited and City Ice and Cold Storage Company.

In 2002, Metcash announced a major expansion of its distribution and supply operations by signing a 10 year supply agreement with Foodworks Supermarket Group. Foodworks is a retailer owned and marketed brand covering more than 90 stores across Victoria and Southern New South Wales.

In recent months, Metcash's contract as supplier to Australian Leisure & Hospitality Group (ALH) has been terminated due to the takeover of ALH by Woolworths and The Bruce Mathieson Group. In addition, Metcash has also lost the Franklins contract due to its decision to become a self distributing retailer in similar vein to Woolworth's and Coles.

6.2 Operations

Metcash comprises three business units:

- *IGA Distribution* – IGA has eight distribution centres carrying around 21,000 items serving the dry, chilled and frozen grocery requirements of approximately 4,500 independent retail grocery customers on the eastern seaboard of Australia and South Australia.

- *Australian Liquor Marketers (ALM)* – is the leading broad-range liquor wholesaler in Australia. ALM also operates in New Zealand through its wholly owned subsidiary, Tasman Liquor Company. It operates 24 distribution centres across Australia and New Zealand, carrying more than 10,000 products to meet the wine, sprit and beer requirements of more than 13,000 licensed premises.

- *Campbells Cash & Carry (CCC)* – The business operates 44 self-service and distribution warehouses across NSW, Victoria, Queensland, South Australia and the Northern Territory, serving over 80,000 business customers. It also operates a specialist distributor to convenience stores and petrol stations.

The contribution of these business units to Metcash's revenue and EBIT margin is illustrated in the graph below:


4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
$A million
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
Revenue
EBIT margin
IGA Distribution
Campbells Cash & Carry
Australian Liquor Marketers

Source: Metcash Annual Report, 2004.

6.3 Financial performance

The recent financial performance for Metcash is provided in the table below:

Metcash Trading Limited Financial performance for year ended 30 April *$million*	2002 (52 weeks)	2003 (52 weeks)	2004 (53 weeks)	Half year ended 31 October 2004
Net sales	5,769.4	6,695.5	7,173.9	3,519.7
EBITA[2]	**117.5**	**152.7**	**183.8**	**91.8**
EBIT	98.9	133.5	163.2	81.0
Interest	(9.7)	(7.5)	(7.6)	(3.9)
Operating profit before tax	89.2	126.0	155.7	77.1
Net sales growth	*n/a*	*16.1%*	*7.1%*	*2.2%[1]*
EBITA margin	*2.0%*	*2.3%*	*2.6%*	*2.6%*

Source: Metcash Trading Limited Annual Reports 2003 and 2004, Metcash Trading Limited Half Year Report 2004
1. Compared to the net sales for the half-year ended 31 October 2003
2. EBITA – Earnings before interest, tax and goodwill amortisation (but after finance lease amortisation)

Metcash achieved strong improvement in financial performance in recent years. Revenues grew by 16% in 2003 as a result of securing the Foodworks contract from AIW and the subsequent flow of AIW's remaining supply business into Metcash. Revenues

further grew by 7% in 2004 due to the opening of new customers' stores, retail square meterage growth, the establishment of new arrangements for independent liquor retail customers and continued promotional programs and competitive pricing. EBITA margins have improved significantly from 2.0% to 2.6%. In addition, we note that financial information for 30 April 2004 represents 53 weeks trading.

Results over the first half of 2005 were mixed. IGA posted strong sales growth of 4.1% and EBIT growth of 9% on the comparable period in 2004, whilst ALM's margins fell due to strong price competition and the loss of ALH as a customer. Campbells Cash & Carry lost volume in the tobacco, petrol and convenience markets but increased volume in its targeted growth market of confectionery distribution. The overall result was a marginal increase on equivalent prior period sales and an increase in EBITA margin to 2.6% for the six months.

6.4 Financial position

Metcash Trading Limited Financial position *$ million*	Audited As at 30 April 2004	Unaudited As at 31 October 2004
Current assets		
Cash	33.7	19.1
Receivables	658.4	694.1
Inventories	401.0	428.0
Other	8.2	8.5
Total current assets	**1101.2**	**1149.7**
Non-current assets		
Receivables	9.7	10.0
Investments	1.1	1.1
Other financial assets	0.8	1.1
Property, plant and equipment	130.2	129.1
Deferred tax assets	2.6	2.6
Intangible assets	243.1	236.4
Total non-current assets	**387.5**	**380.4**
Total assets	**1488.7**	**1530.1**
Current liabilities		
Payables	884.0	880.6
Interest-bearing liabilities	52.6	86.4
Current tax liabilities	13.6	13.5
Provisions	32.4	30.8
Total current liabilities	**982.6**	**1011.4**
Non-current liabilities		
Interest-bearing liabilities	16.6	15.5
Provisions	19.3	19.2
Total non current liabilities	**35.9**	**34.8**
Total liabilities	**1018.5**	**1046.1**
Net assets	**470.2**	**484.0**
Equity		
Contributed equity	562.2	563.1
Reserves	12.6	13.6
Retained profits	(104.6)	(92.7)
Total equity	**470.2**	**484.0**

Source: Metcash Trading Limited Half Year Report 2004.

Metcash's operations rely heavily on the management of working capital. Working capital balances significantly increased in the last six months. This is understood to be largely a timing issue and both Metcash management and external brokers expect this trend to reverse in future periods.

Property, plant and equipment comprises freehold land and buildings, leasehold improvements, and plant and machinery. Valuations were undertaken on the freehold land and buildings in April 2003.

Interest bearing liabilities comprise secured finance lease liabilities, bills of exchange and promissory notes secured by a floating charge.

Intangible assets reflect the goodwill purchased in the company's previous acquisitions.

Provisions primarily comprise employee entitlements and a store lease and remediation provision.

6.5 Share price history

We set out below the share price history of Metcash for the past year:


Metcash share price - volume analysis
Millions
Volume
Price
30
25
20
15
10
5
0
3.4
3.2
3
2.8
2.6
2.4
2.2
2
1
2
3
4
5
6
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05

The share price of Metcash increased by 17.1% over the year leading up to the announcement of the Offer (from $2.51 on 3 December 2003 to $2.94 on 3 December 2004). Since the announcement of the Offer and Capital Reorganisation, the shares have traded between $3.22 and $3.45 per share. Key changes in the share price and unusual trading volumes for Metcash over the last year have been driven by the following events:

(1) *29 January 2004* - The share price fell by approximately 4% and trading volumes increased as Metcash announced the conclusion of their supply agreement with Interfrank Pty Limited (owners of the Franklins grocery chain). It was estimated that this would result in a $600 million reduction in the year ending 2004 sales.

(2) *27 July 2004* – Upon the release of Metcash's annual results with more favourable than anticipated outcomes, the share price increased by approximately 6%.

(3) *12 August 2004* – The share price fell after the announcement of the termination of the supply agreement between the ALH group and Metcash subsidiary ALM. Expected loss of the year ending 2004 sales was in the region of $140m.

(4) *7 October 2004* –Lazard Asset Management's reduction in shareholding by approximately 7 million shares impacted prices and volumes.

(5) *25 November 2004* – The release of Metcash's half yearly report, which presented disappointing results for ALM and Campbell's Cash and Carry, resulted in a fall in the share price by approximately 4% and increased trading activity.

(6) *7 December 2004* – Following a trading halt on 6 December and Metcash's announcement of the Offer for Foodland and Capital Reorganisation, the share price increased from $2.94 prior to the trading halt to $3.42 on 8 December (16% increase). Metcash subsequently announced the completion of an Institutional Placement at $3.00 per share raising almost $270 million.

6.6 Shareholder Structure

We set out below the percentage shareholdings of the top 20 shareholders in Metcash as at 12 January 2005:

Metcash Trading Limited Top 20 shareholders as at 12 January 2005	Percentage of ordinary shares
Soetensteeg 2-61 Exploitatiemaatschappij BV [1]	52.79%[2]
Westpac Custodian Nominees Limited	9.18%
National Nominees Limited	6.06%
J P Morgan Nominees Australia Limited	5.18%
ANZ Nominees Limited	1.68%
Cogent Nominees Pty Limited	1.64%
RBC Global Services Australia Nominees Pty Limited	1.62%
Citicorp Nominees Pty Limited	1.57%
IOOF Investment Management Limited	1.50%
Warbont Nominees Pty Ltd	1.38%
Queensland Investment Corporation	1.07%
Citicorp Nominees Pty Limited	0.68%
Health Super Pty Ltd	0.42%
Westpac Life Insurance Services Limited	0.39%
IAG Nominees Pty Limited	0.39%
Victorian Workcover Authority	0.31%
Citicorp Nominees Pty Limited	0.30%
Woodross Nominees Pty Limited	0.21%
Government Superannuation Office	0.18%
Citicorp Nominees Pty Limited	0.17%
Total top 20 shareholders	**86.71%**

1 Soetensteeg 2-61 Exploitatiemaatschappij BV is a wholly owned subsidiary of Metoz.

2 If the SPP are included, Soetensteeg 2-61 Exploitatiemaatschappij BV owns approximately 52.2% of the ordinary shares issued by Metcash.

7 Profile of Foodland's Australian operations

7.1 Overview

Foodland was incorporated in the State of Western Australia in 1926 and has its origins in the amalgamation of a number of Western Australian grocery cooperatives. The Company was listed on the Australian Stock Exchange on 29 March 1990. Foodland conducts grocery wholesale and retail operations in New Zealand and Australia.

New Zealand

Foodland's retail activities in New Zealand are conducted through Progressive Enterprises which operates 149 stores under the Foodtown, Countdown and Woolworths banners, following acquisition of the latter stores in 2002.

Progressive is also a grocery wholesaler supplying banner franchise groups FreshChoice and Supa Valu trading mainly in the South Island of New Zealand.

Given that these businesses will be transferred to NZ Shareholders as Foodland New Zealand under the Offer, a more comprehensive description and analysis is set out at Section 11 "Pro-forma information on NZ Shares."

7.2 Foodland's Australian operations

Foodland's retail activities in Australia are conducted under the Action brand, which covers 45 supermarkets in Queensland and northern New South Wales and 37 stores in Western Australia. Action became a wholly owned controlled entity of Foodland in June 1993, prior to which Foodland owned 50% of Action, then a listed company.

Foodland also provides wholesale supplies to all of Western Australia's independent supermarket operators and co-ordinates the Dewsons, Supa Valu, Foodland and 4 Square banner franchise groups. In addition, Foodland's FoodLink food service division supplies hotels, restaurants, cafes, institutions, schools and fast food outlets throughout Western Australia. The company also operates three Cash & Carry wholesale grocery warehouses.

Retailing – Action supermarkets

Action serves in excess of 750,000 customers every week and employs over 7,800 staff. Action's management team believes that the company holds approximately 13% of the Western Australian retail grocery market and over 6% of the Queensland market. Action's major competitors are Woolworths and Coles. The chart on page 15 suggests that Foodland (including Action's retail operations) represent a national market share of around 5%.

Action is undertaking a refurbishment programme for its 45 store east coast network, which is planned to be completed on a staged basis over the next several years.

Wholesale

Foodland coordinates the merchandising activities of several supermarket banner franchise groups, namely Dewsons, Supa Valu, Foodland and Four Square as well as being a supplier to all of Western Australia's independent supermarket operators.

Foodland's wholesaling operations are conducted principally from its distribution centre complex in Canning Vale, in Perth. Following the acquisition of FoodLink in September 2002 the food service business is conducted from a warehouse in the Perth suburb of O'Connor.

The Canning Vale complex comprises a main warehouse with an area of about 50,000 square metres, opened in 1993; a cold store of 7,790 square metres opened in 1988 and extended to 8,920 square metres in 1996; a second dry grocery warehouse comprising 4,300 square metres, opened in 1992, and a Cash & Carry branch comprising about 10,000 square metres, which opened in 1988.

Cash & Carry branches are also located in the northern Perth suburb of Balcatta, comprising 7,013 square metres, and in the regional city of Kalgoorlie where a 1,300 square metre branch was opened in August 1998.

The main warehouse workforce comprises approximately 279 employees, together with 59 in the cold store facility. Approximately 16,000 different grocery and general merchandise lines are distributed to over 700 customers throughout Western Australia. Foodland holds about 39% of the wholesale packaged grocery market in Western Australia. With few exceptions, the balance of the State's grocery distribution occurs either directly from suppliers or through warehouses operated by national supermarket chains.

Foodland's food service operations supply about 6,600 lines to nearly 1,700 customers, comprising caterers, hotels, restaurants, cafes, institutions, schools and fast food outlets throughout the State and employs 95 staff. Fiscal 2003 Sales were $79.1 million compared to $47.0 million the previous year.

Foodland's three Cash & Carry warehouses supply up to 34,000 separate grocery and general merchandise lines to retailers and small business operators seeking to purchase less than full carton quantities. Sales in fiscal 2003 were $131.6 million compared to $134.5 million the previous year.

7.3 Financial performance

A summary of the recent financial performance for Foodland is provided below:

Foodland Associated Limited Financial performance for *$ million*	**52 weeks ended 29 July 2001**	**52 weeks ended 28 July 2002**	**52 weeks ended 3 August 2003**	**52 weeks ended 1 August 2004**
Net sales – continuing operations	3,625.9	4,641.4	5,741.8	5,888.4
EBITA – continuing operations	**150.5**	**204.3**	**241.6**	**247.8**
EBIT	139.3	185.7	199.2	204.9
Net borrowing costs	(21.5)	(30.9)	(50.5)	(30.6)
Operating profit before tax – continuing operations	117.8	154.8	148.7	203.7
Net sales growth	*n/a*	*28.0%*	*23.7%*	*2.6%*
EBITA margin	*4.2%*	*4.4%*	*4.2%*	*4.2%*

Source: Foodland Associated Limited 2004 Annual Report

A pro-forma statement of the estimated financial performance of Foodland Australia on a standalone basis is included in Section 8.3 of this report.

7.4 Financial position

The latest audited financial position for Foodland is provided in the table below:

Foodland Associated Limited Financial position as at 1 August *$ million*	**2004**
Current assets	
Cash assets	59.2
Receivables	229.0
Inventories	412.1
Other	15.5
Total current assets	**715.8**
Non-current assets	
Receivables	21.1
Other financial assets	0.5
Property, plant and equipment	451.3
Deferred tax assets	27.8
Intangible assets	721.9
Other	5.7
Total non current assets	**1,228.3**
Total assets	**1,944.1**
Current liabilities	
Payables	437.7
Interest-bearing liabilities	-
Current tax liabilities	6.2
Provisions	41.8
Total current liabilities	**485.7**
Non-current liabilities	
Payables	1.6
Interest-bearing liabilities	424.8
Provisions	18.6
Total non-current liabilities	**445.0**
Total liabilities	**930.7**
Net assets	**1,013.4**
Equity	
Contributed equity	675.9
Reserves	18.9
Retained profits	318.6
Total equity	**1,013.4**

Source: Foodland Associated Limited 2004 Annual Report.

A pro-forma statement of the estimated financial position for Foodland Australia on a stand alone basis is included in the Section 8.3 of the report.

7.5 Share price history

We set out below the share price history of Foodland for the past year:


Foodland share price - volume analysis
Volume
Millions
4
3.5
3
2.5
2
1.5
1
0.5
0
Price
25
23
21
19
17
15
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Nov-04
Dec-04
Jan-05
1
2
3
4
5
6
7

The share price of Foodland increased slightly over the year leading up to the announcement of the Offer (from $19.02 on 3 December 2003 to $19.21 on 3 December 2004). Since the announcement of Metcash's takeover, the shares have jumped sharply and have traded between $23.17 and $24.99 per share. Key changes in the share price and trading volumes for Foodland over the last year have been driven by the following events:

(1) *16 February 2004* – the share price rose and trading volume increased as Foodland announced a growth in sales of 3.5% for the second quarter.

(2) *11 March 2004* – the share price rose and strong volumes were traded as Foodland announced a record first half year profit. The market then corrected partly driven by the announcement on the same date of the retirement of Chairman, Don Humphrey.

(3) *14 May 2004* – the share price decreased after the third quarter sales announcement, reporting growth in sales of 1.4%, below market expectations.

(4) *2 July 2004* – the impending retirement of the Managing Director of Progressive was announced.

(5) *17 August 2004* – the share price corrected downwards after fourth quarter sales growth of 6.2% was recorded.

(6) *13 September 2004* – the share price rallied in expectation of and reaction to an announcement of full year profit increasing 18.8% to $142.7 million.

(7) *6 December 2004* – Following Metcash's announcement of the takeover offer for Foodland, the share price rose from $19.21 on 3 December to $24.94 on 8 December (29.8% increase).

7.6 Shareholder Structure

We set out below the percentage shareholdings of the top 20 shareholders in Foodland as at 18 January, 2005.

Foodland Associated Limited Top 20 shareholders as at 18 January 2005	Percentage of ordinary shares
Perpetual Trustees Australia Ltd	14.239%
Lazard Asset Management	5.364%
Grantam Mayo Van Otterloo & Co (GMO Erisa Pool)	0.822%
Grantam Mayo Van Otterloo & Co (GMO Foreign Fund)	0.813%
Grantam Mayo Van Otterloo & Co (GMO Foreign Small Co Fund)	0.235%
Flemming Investments	0.165%
Texas Teacher Retirement System	0.128%
Swiss Life Asset Management	0.110%
Coates Trevor	0.067%
Intesa Asset (Nextra Azioni PMI Internationali)	0.059%
Baring Asset Management	0.050%
Intesa Asset (Nextra Azioni Asia Lte)	0.042%
Citibank Global	0.037%
Activest Inv	0.032%
Mediolanum International	0.029%
Intesa Asset (Nextra Azioni Emergenti Asia)	0.025%
FCA Corporation	0.025%
Capitaligest	0.024%
Parvest	0.021%
Maiden Colin Jam	0.020%
Total top 20 shareholders	**22.307%**

Source: Bloomberg

8 Pro-forma information on Metcash A Shares

8.1 Terms of Metcash A Shares

The rights and restrictions attaching to the Metcash A Shares are found in the Metcash constitution. The terms of the issue of the shares and a summary is also provided within the Bidder's Statement. Although these terms are different from ordinary shares, the effect of them is that similar economic outcomes occur for holders of Metcash A Shares and ordinary shares. Therefore, absent any significant liquidity differentials in the trading for Metcash A Shares vis-à-vis ordinary shares, we would expect them to trade at similar values. Accordingly, we have formed our views on the Metcash A Shares, as if they we ordinary shares in Metcash.

For the purpose of our report, we provide a summary of these terms below:

Constitution

Amendments to the Metcash constitution dealing with the Metcash A Shares establish the shares as having priority over Metcash ordinary shares in certain respects.

Immediately after Metcash has compulsory acquired all of the issued shares of Foodland, Metcash A Shares will either convert into Metcash ordinary shares or be exchanged for ordinary shares in Newco (depending on the outcome of the Capital Reorganisation).

Dividends

A holder of a Metcash A Share is entitled to a non-cumulative fully-franked dividend of that amount which is payable on a Metcash ordinary share. The dividend entitlement is to be paid in preference to the dividend on ordinary shares with payment dates the same as those fixed in relation to ordinary shares.

If, in the reasonable opinion of the directors, the distributable profits of Metcash are insufficient to pay any dividend on the Metcash A Shares, the directors must not pay a dividend on the Metcash A Shares. If any dividend is not paid on the Metcash A Shares, no dividends may be paid on the Metcash ordinary shares.

Ranking

Metcash A Shares rank ahead of CUPS (see section 9.11 for description) and ordinary shares for payment of dividends and for return of capital on winding up of Metcash. On a winding up, each Metcash A Share confers a right to payment of that amount which is paid to ordinary shareholders of Metcash. In the event of conversion, Metcash A Shares rank equally with Metcash ordinary shares. In the event of exchange, Metcash A Shares will rank equally with Newco ordinary shares.

No further shares ranking in priority to either Metcash A Shares or NZ Shares may be issued unless the issue and terms thereof are approved at separate meetings of Metcash A Shareholders and NZ Shareholders.

Voting rights

Under the constitution of Metcash, Metcash A Shares do not confer a right to vote except:

- During a period in which a dividend (or part of a dividend) in respect of a share is in arrears;
- On a proposal to reduce Metcash's share capital;
- On a proposal that affects rights attached to the shares;
- On a resolution to approve the terms of a buy-back agreement (not including the Capital Reorganisation);
- On a proposal to wind up Metcash;
- On a proposal for the disposal of the whole of Metcash's property, business and undertaking; and
- During the winding up of Metcash.

Additionally, those Metcash shareholders (after the conversion from Metcash A Shares), who also hold NZ Shares at the time of the transfer of Foodland New Zealand to NZ Shareholders, will be unable to vote on their Metcash ordinary shares in favour of whatever scheme is implemented to effect the transfer as they are to receive consideration (shares in the NZ Holdco) under that scheme.

Conversion and exchange

If the Capital Reorganisation Schemes are effective at the time that Metcash becomes the holder of 100% of Foodland, then the Metcash A Shares will be exchanged into Newco ordinary shares on a one-for-one basis. Otherwise they will convert into Metcash ordinary shares also on a one-for-one basis.

Listing

Metcash intends to apply for the Metcash A Shares to be listed on the ASX. Metcash is currently in preliminary discussions with the ASX which has indicated the listing is likely should a number of conditions be satisfied.

Furthermore, the ASX has indicated it would seek removal of the Metcash A Shares from the official list if it has not acquired 100% of Foodland within 12 months of the date of first quotation.

Metcash believes it will be able to satisfy all necessary conditions to undertake quotation on the ASX following success of the Offer.

8.2 Pro-forma historic and forecast financial performance – Metcash standalone

We have only considered below the financial performance of Metcash prepared on the Australian Generally Accepted Accounting Principles (AGAAP) basis. This is predominantly because most of the available information relating to the comparable companies we have identified is prepared on this basis. Accordingly, we have not considered the financial performance of Metcash prepared on the International Financial Reporting Standards (IFRS) basis.

Furthermore, we are of the view that given the nature of both Foodland and Metcash, the impact of IFRS will be relatively modest. We acknowledge that whilst IFRS may impact the reported financials, it should not impact the underlying value of Metcash shares significantly as it will not affect the cash flows of the underlying businesses.

Statement of financial performance

Metcash standalone Pro-forma financial performance for year ended 30 April	AGAAP			
$ million	2003 (52 weeks) Historic	2004 (52 weeks) Historic	2005 (53 weeks) Forecast	2006 (52 weeks) Forecast
Sales	**6,696**	**7,174**	**7,090**	**7,232**
Sales growth		*7.1%*	*(1.2%)*	*2.0%*
EBITA[1]	**153**	**184**	**191**	**198**
EBITA margin	*2.3%*	*2.6%*	*2.7%*	*2.7%*
Amortisation – goodwill	(19)	(21)	(21)	(22)
EBIT	**133**	**163**	**170**	**176**
Net interest expense	(8)	(8)	(8)	(7)
PBT	**126**	**156**	**162**	**169**
Tax expense	(45)	(54)	(57)	(59)
Reported NPAT	**81**	**102**	**105**	**110**

1. EBITA – Earnings before interest, tax and goodwill amortisation (but after finance lease amortisation)

For historical trends refer to section 6.3 of this report.

The above forecast financial performance of Metcash reflects the following:

- the reduced sales in 2005 forecast are mainly due to the loss of the Franklins and ALH contracts during the year.

- Sales volumes in 2006 reflect the full year impact of contract losses discussed above, together with price increases as a result of CPI and volume increases as a result of a number of planned initiatives including the opening of new stores.

- EBITA margin (throughout this report we have adopted the EBITA definition as EBIT plus goodwill amortisation) is projected to increase by 0.1% in 2005 and remain the same in 2006, reflecting an improvement in trading terms with suppliers and improvements in business efficiency. We note that Metcash has forecast an improvement less than it has achieved in the two preceding years.

Having regard to the industry structure and Metcash's historical performance, we have reviewed the composition of the forecast and believe that it provides a reasonable basis for our estimate of maintainable earnings for the Metcash business, stand alone.

8.3 Pro-forma historic and forecast financial performance – Foodland Australia standalone

Financial Performance

Foodland Australia standalone **Pro-forma financial performance for period ended**	**AGAAP**			
$ million	**52 wks ended 3 August 2003**	**52 wks ended 1 August 2004**	**2005 Forecast**	**2006 Forecast**
Action sales	1,209	1,330	1,419	1,529
Foodland's Australian Wholesale external sales	1,002	1,001	1,028	1,041
Total sales	**2,211**	**2,331**	**2,447**	**2,570**
Sales growth %		*5.4%*	*5.0%*	*5.0%*
Action EBITA	36	39	41	48
Foodland's Australian Wholesale EBITA	51	45	46	46
Total EBITA (pre corporate costs)	**87**	**84**	**87**	**94**
EBITA margin (pre corporate costs)	*3.9%*	*3.6%*	*3.6%*	*3.7%*
Corporate costs	(4)	(4)	(4)	(4)
Total EBITA	**83**	**80**	**83**	**90**
EBITA margin	*3.8%*	*3.4%*	*3.4%*	*3.5%*

1. Excludes property income

The financial performance for Foodland's Australian business, set out in the table above, has been compiled from a review of historical segment information from Foodland financial statements and forecast financial information in several broker reports on Foodland. The table above sets out a summary of the average of these brokers' forecasts.

We note that EBIT margins have been falling in the last two years.

The brokers' forecast 2005 sales for Action stores are in the range $1,360 million to $1,478 million with an average of $1,419 million and a median of $1,414 million. For the 2006 year the brokers' sales forecasts range between $1,467 million to $1,621 million with an average of $1,529 million and a median of $1,526 million.

The brokers' forecast 2005 EBITA for Action stores are in the range $38 million to $46 million with an average and a median of $41 million. For the 2006 year the brokers' EBITA forecasts range between $44 million to $57 million with an average of $48 million and a median of $45 million.

The brokers' forecast 2005 sales for Foodland's Australian wholesale operations are in the range $939 million to $1,094 million with an average of $1,028 million and a median of $1,021 million. For the 2006 year the brokers' sales forecasts range between $958 million to $1,153 million with an average of $1,041 million and a median of $1,026 million.

The brokers' forecast 2005 EBITA for Foodland's Australian wholesale operations are in the range $44 million to $47 million with an average and a median of $46 million. For the 2006 year the brokers' EBITA forecasts range between $43 million to $48 million with an average and a median of $46 million.

As it is the intention of Metcash to liquidate property holdings post a successful Offer, we have excluded this income from our analysis above and treated property holdings as surplus assets in our valuation analysis.

In our view, having regard to industry conditions and the historic performance of Foodland, these brokers forecast form a reasonable basis for estimating the standalone maintainable earnings of Foodland. We have also made the assumption that the cost allocations in Foodland's segment information reflect the true underlying cost structures of the Australian business.

Pro-forma financial position

Foodland's Australian wholesale standalone Financial position *$ million*	AGAAP
Cash	6
Inventory	95
Accounts receivable	72
PP&E	53
Intangibles	9
Other	81
Total assets	**316**
Debt	0
Accounts payable and other	109
Total liabilities	**109**
Net assets	**207**

The pro-forma financial position has been prepared by Metcash and is based on Foodland's 2004 annual report's segmental disclosures.

The above excludes assets and liabilities associated with the New Zealand business and Action stores. Working capital balances and fixed capital investments are not dissimilar to those experienced in Metcash.

9 Valuation of Metcash A Shares

9.1 Introduction

As noted above, following successful completion of the Offer, the Metcash A Shares will represent the same value and economic entitlement as Metcash ordinary shares which at that time will comprise the existing Metcash operations, Foodland's Australian operations and any synergies derived from the merger of said businesses. We also understand that it is Metcash's intention to divest the Action stores to the supermarket operators and provide wholesale grocery services to those supermarkets.

Given the above, we have separately considered the following components of the value of the Metcash A Shares in order to form our overall opinion:

- The value of Metcash and Foodland's wholesale operations as they currently operate;
- The value expected to be realised on the sell down of the Action stores to independent retailers;
- The value of the expected synergies to be realised from a merger of Metcash and Foodland's Australian operations, net of restructuring and transaction costs;
- Metcash has executive options outstanding. The value of these options represents a decrement to the value of shares. In valuing the shares of Metcash, we have adjusted for the dilution in value arising from those options; and
- The funding structure of Metcash post-successful completion of the Offer.

In light of the proposed Capital Reorganisation announced in conjunction with the Offer and outlined at Section 3.2, we have also considered the likely value of the Metcash A Shares assuming that the Capital Reorganisation proceeds and assuming it does not proceed.

Furthermore, given the cash alternative under the Offer, we have also considered the value of the Metcash A Shares under different cash and scrip take up cases. The proportion of cash to scrip take up will affect both the funding structure and level of dilution of existing Metcash shareholders.

9.2 Selection of valuation methodology

Our primary approach in assessing the value of Metcash and Foodland's Australian wholesale operations is the capitalisation of earnings (EBITA) methodology. This methodology has been adopted for the following reasons:

- The relative stability of historical earnings of both businesses

- The absence of detailed long term forecasts for Metcash or Foodland suitable for the application of a DCF methodology

- The limited access to information in relation to Foodland

- Using EBITA as an earnings definition removes distortions to value caused by capital structures and tax outcomes. This allows more reliable benchmarking of value to other listed comparable companies.

The capitalisation of earnings approach involved the following procedures:

- Using 2005 forecast EBITA for Metcash and Foodland's Australian wholesale operations as they currently operate as a basis for estimated future maintainable EBITA

- Examining comparable companies and transactions to arrive at a range of industry EBITA multiples on a 2005 forecast basis

- Adjusting the range of EBITA multiples for specific factors relating to the risks and growth potential of Metcash and Foodland's Australian wholesale operations

- Capitalising the estimated future EBITA by applying the range of multiples to arrive at a range of enterprise values

- Adding existing surplus assets and net cash, and subtracting net debt to arrive at a value for Metcash and Foodland's Australian wholesale operations

As further support to this approach, we have cross-checked the individual enterprise valuation utilising a DCF methodology based on management's forecasts, brokers forecasts, industry analysis and discussion with Metcash management. We have deducted a minority discount from this DCF valuation to be consistent with the minority basis of valuation in our capitalisation of maintainable earnings approach.

To this estimated enterprise value, we have added the value of forecast synergies calculated on a discounted cash flow basis (after making allowance for the time taken and particular risks of achieving synergies) adjusted for the overall minority basis of valuation, deducted transaction and restructuring costs and modelled the value effects of the funding of the Offer and the Capital Reorganisation.

9.3 Earnings to be capitalised

We have utilised the following earnings to be capitalised:

Combined business before synergies - EBITA 2005 ***$ million***	Low	High
Metcash	190.0	193.0
Foodland's Australian wholesale operations	49.6	54.1
Total	239.6	247.1

Our comment on each of these components of earnings is set out below:

Metcash stand-alone

We have based our estimate of the earnings to be capitalised on Metcash Managements' forecast 2005 EBITA of $191.2 million. This level of earnings is seen to be suitable for use in the primary valuation given:

- The stability displayed in Metcash's recent historical earnings,
- The mature nature of the grocery wholesaling industry in Australia, and
- The fact that this 2005 earnings forecast allows for the loss of the Franklins and ALH contracts.

We have selected an earnings range of $190.0 million to $193.0 million reflecting appropriate uncertainty around the last four months forecast results for the financial year ending 30 April 2005.

Foodland's Australian Wholesale Operations

As noted in the introduction to this report, a limitation of the valuation of Foodland's operations is that they are based wholly on publicly available information. Although Foodland is required to disclose information regarding its geographical business segments in accordance with Australian accounting standards, this financial information is considerably less detailed than that which would normally be available in providing opinions of value for inclusion in public documents.

We calculated our estimate of the stand-alone earnings in 2005 of Foodland Australia as follows:

Foodland's Australian wholesale on standalone basis -2005 *$ million*	Low	High
Total EBITA per Foodland Australia standalone (after corporate costs)[1]	77.7	89.1
Less: Action Stores treated in our analysis as surplus assets	(38.2)	(46.0)
Add: Estimated margin from wholesale sales to Queensland/ Northern NSW Action stores	10.1	11.0
Standalone Foodland 2005 EBITA under Metcash operating model before synergies	49.6	54.1

1. Based on the range of brokers' forecast for Foodland's Australian wholesale operations, Action stores and corporate costs (refer section 8.3 above)

As noted above, it is Metcash management's intention that following successful completion of the Offer, Foodland's Australian retail operations, which are currently conducted under the Action banner, will be sold to independent owners and retained by Metcash as wholesale customers.

For the purposes of this valuation, we have adopted the following assumptions to estimate the EBITA margin from the wholesale operation that relates to Action stores in Queensland and NSW:

- 45% of the Australian supermarkets revenue represents the wholesale turnover between Foodland and Action stores in Western Australia and Queensland/Northern NSW. This is an estimate of the amount of turnover that is supplied in-house by Foodland based on an estimate of the turnover supplied to Western Australian Action stores;

- The inter-segment sales in the Australian wholesale operations represent sales to Action stores in Western Australia only as they have not grown in recent years as the portfolio of stores in Queensland/Northern NSW has been built up;

- Accordingly, the EBITA for the wholesale to Action stores in Western Australia has been included in the EBITA for the Australian wholesale operations; and

- The EBITA margin for the wholesale to Action stores in Queensland/Northern NSW is 3.4%.

Based on the brokers' forecasts of sales for Foodland's Australian Supermarket operations for the year ended 1 August 2005, we have estimated the additional EBITA from the wholesale operations to Action stores in Queensland/Northern NSW to be in the range of $10.1 million to $11.0 million.

The table below sets out the calculation of the EBITA range utilised in our valuation of Foodland's Australian wholesale operations:

Profitability of Foodland's Australian wholesale for Qld and NSW ***$ million***	**Low**	**High**
Forecast Foodland's Australian supermarket sales – 2005[1]	1,359.9	1,478.0
Foodland's wholesale to Action stores as a % of total Australian supermarket sales	45%	45%
Forecast wholesale sales to Actions stores (W.A. and Queensland/NSW)	612.0	665.1
Less: Inter-segment (Australian wholesale to Action stores in W.A.)[2]	(314.9)	(342.3)
Therefore, forecast wholesale sales to Action stores in Queensland/NSW	297.1	322.8
EBITA margin – wholesale	3.4%	3.4%
Estimated forecast EBITA from wholesale to Action stores in Queensland/NSW	10.1	11.0

1. Based on the range of brokers' forecast for Action stores (refer section 8.3 above)
2: Inter-segment sales of $308.0m in 2004 x a range of brokers' forecast sales growth of Action stores – 2005

9.4 Selection of EBITA multiple

In selecting an EBITA multiple range we have considered the EBITA multiple of Metcash and Foodland prior to the announcement of the bid. We have also undertaken a review of trading multiples of other listed food wholesalers and retailers in Australia, the United Kingdom and the United States. In addition, we have considered the implied multiples for a number of transactions including Foodland's purchase of Woolworths NZ in 2002. We believe that the drivers of retail and wholesale businesses are similar so we have had regard to trading and transaction multiples of both in forming our views of an appropriate multiple to capitalise the earnings of the wholesale businesses.

Analysis of comparable company trading multiples

As our EBITA range is based on management forecasts for 2005, we have focused our attention on the forecast multiples for our comparable companies. The comparable company analysis, set out in Appendix B, illustrates a range of forecast trading multiples for the various food retailers and wholesalers. However, excluding outliers, the average forecast EBITA trading multiples are in the range of 10 to 13 times forecast earnings although the Australian comparable companies (Metcash, Foodland, Woolworths and Coles Myer) are trading in the range of 10.2 to 12.7 times forecast earnings. Integrated retailers and wholesalers tend to trade higher than pure-play wholesalers.

Analysis of comparable transaction multiples

We have also researched a number of transactions, which have occurred in the grocery sector over the last five years, to identify relevant pricing parameters that can be extracted from these transactions.

Our review of these transactions produces an historical EBITA multiple in the range of 6.2 to 19.1 times, with an average multiple of 12.6 times historical EBITA. We have only been able to obtain forecast EBITA multiples for three transactions, ranging from 10.8 for Foodland's acquisition of the minority shareholders in the New Zealand business in 1999 to 12.9 times for Woolworths' recent takeover of Australian Leisure & Hospitality Group. The third transaction, Foodland's acquisition of Woolworths NZ in 2002, produces an implied forecast EBITA multiple of 11.5 times.

The relatively wide range of observed multiples reflects the unique circumstances pertaining to each transaction. For example, where there are large synergy gains available or particular strategic advantages, a higher EBITA multiple may be justified. These transaction multiples will also contain any premium attributed to the benefits for the acquirer of obtaining outright control. As in this case, none of the Metcash A Shares will achieve control, we have excluded such control premiums from our analysis.

Selection of EBITA Multiple

The market evidence suggests that grocery players generally trade in the range of 10 to 13 times forecast 2005 EBITA (excluding any premium for control), although there are a limited number of exceptions. The Australian players are currently trading in a range from 10.2 to 12.7 times forecast EBITA.

Given this range of multiples, we have considered the following factors in determining an appropriate EBITA multiple for the merged business:

- The merged business will trade in the wholesaling industry only, an industry which presents similar risk to the grocery retailing industry, but which is in the mature stage of its industry lifecycle and is heavily influenced by the retail/wholesale integration of the Coles and Woolworths operations

- The merged company will be smaller than Coles and Woolworths in terms of scale of operations, but similar in terms of geographical coverage

- The merged business will have a strong market position in the 'independents' segment of the grocery wholesaling industry in Australia and has delivered sound earnings growth in recent years with further growth projected

Considering all of the factors set out above, we consider that an appropriate multiple with which to capitalise the merged business's 2005 forecast EBITA range is between 10.0 and 10.5 times. We have compared this multiple to the trading multiple of Metcash pre-transaction. It is consistent with this multiple. This multiple also represents a similar multiple to Foodland pre-Offer. We note that this is a minority multiple excluding any control premium.

9.5 Existing net debt

Metcash existing

We have assumed that net debt is equal to the net debt balance of $82.8 million per the latest publicly available statement of financial position and after deducting the latest dividend paid in December, using an estimate of cash generated from operations since that balance date and deducting cash received on the exercise of employee options since that balance date. We have also made an allowance for the placement ($269.6 million) and SPP ($20.9 million) that have either occurred or are planned to occur subsequent to the last financial statements. This provides a revised net cash balance of $220.8 million.

If the Capital Reorganisation is approved, it is the intention of Metcash that a 2nd interim dividend of 4 cents per ordinary share will be proposed and paid to existing Metcash shareholders (i.e. $29.5 million).

Foodland existing

We have assumed that net debt is equal to the net cash balance of $6.0 million per the proforma statement of financial position for Foodland Australian wholesale business, adjusting for the inclusion of cash balance of $17.0 million to be retained from Foodland Australian retail operations, the latest dividend paid in October 2004 and an estimate of cash generated from Foodland Australian wholesale and retail operations since that balance date. We have also had regard to the intention of Metcash to pass the expected interim dividend of $0.43 per share to Foodland shareholders rather than retaining it within the merged entity. We have apportioned the latest dividend paid in October 2004 and the expected interim dividend between Foodland's Australian and New Zealand businesses. This provides a revised net cash balance of $10.4 million.

9.6 Surplus assets and liabilities

Metcash existing

Surplus assets comprise the 40% equity accounted interest in Produce Traders Trust and sundry loans receivable, amounting to $1.1 million and $9.9 million respectively.

Foodland post-Offer

As at the latest balance sheet date, we note that Foodland Australia has a contingent tax liability of $25.5 million arising from a disputed tax assessment and a contingent pension liability of $0.9 million. Due to the contingent nature of these liabilities, for the purposes of this valuation, we have only considered these liabilities in our low case of various cases. We also note that Foodland has shortfalls on redemption of loan balance in relation to the Employee Share Option Plan of $2,000.

Based on the pro-forma financial position of Foodland Australia, we note that the market value of the Australian properties owned by Foodland is $36.1 million as at July 2003. As we have not had access to Foodland management, for the purposes of this valuation, we have assumed the market value of these properties is $36.1 million as at 31 December 2004. We have also assumed no tax liability in relation to this value as the financial statements of Foodland do not identify any potential tax payable in relation to the eventual sale of these properties.

As noted above, it is Metcash management's intention that following successful completion of the Offer, Foodland's Australian retail operations, which are currently conducted under the Action banner, will be sold to independent owners and retained by Metcash as wholesale customers. As such, for the purposes of the assessment of the value of the Metcash A Shares, we have considered the likely consideration that will be received for those stores.

For the purposes of this valuation, we have adopted Metcash management's assumption that the likely proceeds from the disposal of Action stores will be in the range of 10 to 12 times (including inventory) the average weekly sales of the Action stores. This is consistent with the range achieved in the sell-down of Franklins stores in the liquidation of Dairy Farm's interest in that business at between 10 to 15 times plus inventory and other observed transaction values in these types of transactions.

Based on brokers' forecast sales of Foodland's Australian supermarket operations for the year ended 1 August 2005 (i.e. from $1,359.9 million to $1,478.0 million), we set out below our calculation of the likely proceeds from the disposal of Action stores:

Calculation of likely proceeds from Action disposal ***$ million***	Low	High
Forecast Foodland's Australian supermarket sales – 2005	1,359.9	1,478.0
Average weekly sales (52 weeks)	**26.2**	**28.4**
Average multiple of average weekly sales (including inventories)	**11x**	**12x**
Likely proceeds from the disposal of Action stores	**288.2**	**340.8**

We have cross checked the implied multiple to the likely profitability of these stores in the hands of an independent operator as follows:

Cross-check of Action disposal proceeds ***$ million***	Low	High
Likely proceeds from the disposal of Action stores – as per above	288.2	340.8
Forecast Foodland's Australian supermarket sales – 2005	1,359.9	1,478.0
Average retail EBIT margins as per ATO business statistics	**4.0%**	**4.0%**
Average profitability for an independent retailer	54.4	59.1
Implied 2005 EBIT multiple	**5.3**	**5.8**

We note that this profitability is higher than Foodland's Action Stores enjoy overall (after deducting the wholesale margin in Queensland/Northern NSW). However, the market for independent stores generally transact on revenue multiples and assume either standard industry or particular buyer profitability. We do not consider the implied multiples above to be unreasonable given the likely size and nature of purchasers of these stores.

9.7 Estimated dilution of value attributable to options

In estimating the value of the outstanding Metcash options, we have had regard to the Black Scholes option pricing model. In practice the value of options is less than the theoretical value for the vested and unvested options based on the estimated volatility of Metcash shares as:

- for in the money options there is the likelihood of early exercise of vested options and hence not all time value being applicable
- for unvested options, there is uncertainty as to vesting due to the possibility of holders leaving employment.

However, based on the assessed value range on a minority basis for ordinary shares of Metcash, most of the vested and unvested options are deep in the money meaning that they have little or negative time value. Having regard to the above, we consider that the higher of the intrinsic value and the theoretical value of the Metcash options represents a full estimate of the dilution attributable to currently outstanding options as follows:

Capital reorganisation proceeds	**No**	**No**	**Yes**	**Yes**
Offer	**Yes**	**Yes**	**Yes**	**Yes**
Offer take up	**100% scrip**	**100% cash**	**100% scrip**	**100% cash**
$ million				
Estimated dilution of value attributable to Metcash options (mid-point)	28.8	30.6	27.1	28.0

9.8 Summary of pre-synergy merged company valuation

The following table summarises our pre-synergy merged company valuation:

Capital Reorganisation	No		No	
Offer	Yes		Yes	
Offer take up	100% scrip		100% cash	
Merged company valuation pre-synergies	Low	High	Low	High
$ million				
Forecast 2005 combined EBITA pre synergies	239.6	247.1	239.6	247.1
EBITA Multiple	10.0x	10.5x	10.0x	10.5x
	2,396.0	2,594.6	2,396.0	2,594.6
Add: Surplus assets	308.9	387.9	308.9	387.9
Add: Net cash	231.2	231.2	231.2	231.2
Deduct: Metcash options	(28.8)	(28.8)	(30.6)	(30.6)
Equity value pre-synergies	2,907.3	3,184.9	2,905.5	3,183.1
Equity value pre-synergies – mid-point		3,046.1		3,044.3

Capital Reorganisation	Yes		Yes	
Offer	Yes		Yes	
Offer take up	100% scrip		100% cash	
Merged company valuation pre-synergies	Low	High	Low	High
$ million				
Forecast 2005 combined EBITA pre synergies	239.6	247.1	239.6	247.1
EBITA Multiple	10.0x	10.5x	10.0x	10.5x
	2,396.0	2,594.6	2,396.0	2,594.6
Add: Surplus assets	308.9	387.9	308.9	387.9
Add: Net cash	201.7	201.7	201.7	201.7
Deduct: Metcash options	(27.1)	(27.1)	(28.0)	(28.0)
Equity value pre-synergies	2,879.5	3,157.1	2,878.6	3,156.2
Equity value pre-synergies – mid-point		3,018.3		3,017.4

Valuation cross check

Indicative DCF valuation

We have cross-checked the value derived above by developing a 6 year discounted cash flow model. For the Metcash business, we based our cash flow projections upon Metcash management's forecast for 2005 and 2006, together with discussion regarding expectations for subsequent years. In developing our cash flow model, we modelled the divisions of Metcash separately to account for differing growth expectations. For the Foodland element of the valuation, we based our cash flow projections upon brokers' forecasts, industry analysis and discussion with Metcash management.

In order to arrive at the enterprise value, we discounted the nominal projected cash flows at an appropriate WACC for the combined business. The WACC was calculated as the long-term weighted average of the cost of equity and the cost of debt. In order to determine an appropriate cost of equity we analysed equity betas for companies most comparable to Metcash.

A summary of key assumptions in our high level DCF analysis are:

- Growth for Metcash's and Foodland's existing external wholesale business (nominal) is in a range of 2% to 4% across divisions after 2006;
- Growth for Foodland's Action store wholesale business of 3% to 6% after 2006;
- Sales and margins consistent with 2006 management or brokers forecasts;
- Effective tax rate unchanged from 2006 forecasts with a partial allowance for the franking credit benefit arising on tax payments;
- Working capital utilised at rates consistent with historical experience over the forecast period;
- Capex for Metcash consistent with management forecasts to 2006 with inflation growth thereafter;
- Capex for Foodland consistent with the capital expenditure to sales ratio for Metcash;
- Terminal value underlying cash flow growth of 2% and capex equal to 150% of depreciation, to reflect inflation;
- WACC at 8.3% to 8.5%; and
- Minority discount of 15-20% (equates to control premiums of 20-25% consistent with recent transaction evidence).

Our DCF analysis arrived at values broadly consistent with those assessed under the capitalisation of EBITA methodology.

9.9 Expected value of synergies from the merger of Metcash and Foodland's Australian operations

We have valued the synergies from the merger of Metcash and Foodland's Australian operations using the DCF approach. This methodology has been adopted so that both the timing and the associated risks for achieving these synergies can be considered.

We have estimated the magnitude of these synergies based on publicly available information about Foodland and discussions with Metcash management. We note that this analysis is limited in that we have only had access to publicly available information about Foodland businesses and the likely synergies arising from the merger of Metcash and Foodland's Australian businesses.

Metcash management have identified the following main categories of synergies following successful completion of the Offer as follows:

1. Increased teamwork scores

Based on Metcash's own "teamwork" scores of 60%, Metcash expects an increase in the percentage of goods supplied to independent retailers as a percentage of the sales compared to that currently achieved by Foodland of 45%.

We believe this estimate to be reasonable based on our understanding of Metcash's currently achieved rates.

2. Elimination of duplicate infrastructure

It is proposed that both the distribution centre at Richlands in Brisbane and the Melbourne buying office will be surplus to the requirements of the merged operations of Metcash and Foodland Australia. We have assumed cost savings that represent elimination of this surplus capacity.

3. Buying synergies

The Foodland offer, should it successfully proceed, represents a significant opportunity for Metcash to increase its scale by approximately 15%. It will also reduce alternatives for suppliers looking for channels to market. This will improve Metcash's negotiating position with suppliers.

In addition, as Metcash is significantly larger than Foodland's Australian wholesaling business, it is likely that it would currently be on better net terms with suppliers.

We have reflected synergies being management's estimate of a three year delivery of improved trading terms with suppliers as a result of improved scale.

4. Elimination of corporate costs currently incurred by Foodland

The corporate costs assumed to be incurred by Foodland Australia, on a standalone basis, are not expected to recur in the merged case.

Whilst we believe that these assumptions are reasonable, we have made an allowance for the difficulties and risks associated with these synergies.

We have deducted taxes from these synergy estimates and made allowances for growth at underlying business growth rates to project annual saving going forward. We have then discounted these projections at a WACC consistent with that used in our cross-check above and allowed for the fact that the synergies need to be valued on a minority basis.

Based on our DCF analysis, we consider that the net value of the above synergies from these factors falls in the range of $310.1 million to $351.6 million (mid-point $330.9 million).

We have performed a sensitivity analysis of the value of the synergies by flexing the time taken to achieve them and their magnitude. Results are shown in the table below:

Time required to achieve synergies	Synergies as above		Synergies as above + $10 million[1] per year from 2006	
	$ million	Equivalent value per share (Cents)[2]	$ million	Equivalent value per share (Cents)[2]
The financial year ended 30 April 2006	310.1 to 351.6	42.1 to 47.7	415.0 to 467.9	56.3 to 63.5
6 months delay	251.9 to 286.8	34.2 to 38.9	337.2 to 381.9	45.8 to 51.8
12 months delay	205.6 to 235.0	27.9 to 31.9	275.2 to 312.9	37.3 to 42.5

Note 1: $10 million per annum is equivalent to 11 basis points increase in margin.
Note 2: Under the case that the Capital Reorganisation does not proceed and the Takeover Offer is successful with 100% take up of the cash offer (Case 2 as per "Valuation Summary" below)

9.10 Estimated transaction and restructuring costs

1. Transaction costs

The management of Metcash advised us that the estimated transaction costs to be borne by the Australian entity for the proposed Offer and Capital Reorganisation are as follows:

Capital reorganisation proceeds Offer *$ million*	No 100% scrip	No 100% cash	Yes 100% scrip	Yes 100% cash
Estimated transaction costs (before tax)	74.3	74.3	83.6	74.3

2. Restructuring costs

The management of Metcash advised us that the estimated restructuring costs for the proposed Offer are $30 million before any associated tax shield.

We have reviewed the calculations and estimates underlying these costs and believe them to be suitable for inclusion in our estimate of value for the Metcash A Shares.

9.11 Consideration of the funding structure of Metcash post successful completion of the Offer

The funding structure of Metcash post successful completion of the Offer will be heavily dependent on whether or not the proposed Capital Reorganisation described at Section 3.2 is successful.

We set out below a summary of the likely funding structure under the following four cases:

- The Capital Reorganisation proceeds with 100% take up of Metcash A Shares scrip offer;
- The Capital Reorganisation proceeds and the Offer is successful with 100% take up of the cash offer. We recognise that no Metcash A Shares would be issued in such a case, however, note the take up of Metcash A Shares is possible across a continuum of 0% to 100% and this case describes one end of the continuum;
- The Capital Reorganisation does not proceed with 100% take up of Metcash A Shares; and
- The Capital Reorganisation does not proceed and the Offer is successful with 100% take up of the cash offer. Again, we recognise that no Metcash A Shares would be issued in such a case, however, note the take up of Metcash A Shares is possible across a continuum of 0% to 100% and this case describes one end of the continuum.

•

	Case 1	Case 2	Case 3	Case 4
Capital Reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash
$ million				
Sources of cash				
Syndicated Facility		425	341	756
Action Facility	235	235	235	235
CUPS				50
CULS			372	744
Placement	270	270	270	270
SPP	21	21	21	21
	526	950	1,239	2,075
Uses of cash				
Capital Reorganisation			1,125	1,125
Offer		846		846
Transaction costs	74	74	84	74
Restructuring costs	30	30	30	30
Available for Capital Management	422			
	526	950	1,239	2,075

A brief description of the various sources of funding is set out below. Please refer to Section 17 of the Bidder's Statement for full details of the terms of the debt instruments.

Syndicated Facility

Funding is proposed to be raised via a syndicated facility (Syndicated Facility). There is no proposed collateral and the security offered will be effectively negative pledge supported by a range of financial covenants. Metcash and Newco will be the guarantors of the Syndicated Facility.

Action Facility

This relates entirely to the acquisition of the Action stores by Metcash which will be funded through ring-fenced debt (Action Facility) and geared to approximately 70%. Metcash will not have access to the cashflows of Actions.

Metcash and the other guarantors of the Syndicated Facility will guarantee the Action Facility.

Should a value in excess of the Action Facility be realised by Metcash through the sale of the Action stores, value will be retained by Metcash. We have reflected an estimate of the value to be retained in our estimated value of the Metcash A Shares.

CULS (Convertible Unsecured Loan Note Securities)

These are underwritten by Deutsche Bank up to $744 million. They will be offered to existing Metcash ordinary shareholders (other than excluded foreign shareholders) on a pro-rata basis and Metoz has undertaken not to take up any of their rights to subscribe for CULS. The issue price will be $2.54 (or any other price agreed between Metcash and the CULS underwriter) per CULS and the maturity date is 6 months from issue subject to extension in certain circumstances.

If the Metcash Share Scheme does not become effective by the date that is 6 months after the date of issue (Maturity Date), all of the CULS will be redeemed for face value plus a redemption premium of 2.5%.

If the Metcash Share Scheme does become effective, 25% of the CULS will immediately convert into ordinary shares in Newco on a one for one basis[8]. A further 25% will convert on the Maturity Date.

In addition, a CULS holder may elect to accelerate prior to the Maturity Date the date of the conversion of the second 25% of the number of CULS in the event that a takeover bid is made to acquire all or some of the ordinary shares in Metcash or all or some of the ordinary shares in Newco and the bid is, or becomes, unconditional and:

- the bidder has at any time during the offer period, a relevant interest in more than 50% of the ordinary shares in Metcash on issue or the ordinary shares in Newco on issue, as the case may be; or

- the directors of Metcash or Newco, as the case may be, recommend that shareholders accept the bid.

Metcash will either convert or redeem the remaining 50% of the CULS on the Maturity Date as determined by Metcash. Any redemption by Metcash of CULS at this time will be at face value plus a redemption premium of 5%.

If the Metcash Share Scheme becomes effective, Metcash may:

- by notice to CULS holders, accelerate the maturity date if the Offer becomes unconditional; and

- at any time that is 30 days prior to the Maturity Date, extend the Maturity Date in respect of the final 50% of the CULS by 3 months if the Offer has not become unconditional. If the Maturity Date is extended, the conversion of the second 25% of CULS will still occur on the original Maturity Date, and any CULS redeemed on the extended maturity date will be redeemed at the face value of the CULS plus a redemption premium of 7.5%.

---

[8] Subject to adjustment of the ratio in the event of a reconstruction of Newco shares.

The extent of the final 50% of CULS conversion depends on the level of scrip take-up if the Offer is successful.

The CULS may also be converted or redeemed if certain insolvency or change of control events occur in relation to Metcash.

The conversion entitlement for CULS at $2.54 gives rise to potential dilution of existing holders since our valuation of the ordinary shares is in excess of $2.54. Existing Metcash shareholders are able to mitigate this dilution by participating in the CULS offer, or potentially receiving value from the sale of their rights if they are unable to participate.

Foodland shareholders, who would receive share consideration, will not be able to participate and hence could be diluted. To take account of this potential dilution with respect to the Foodland shareholders, included in the terms of the Takeover Offer are provisions that increase the number of shares issued to Foodland shareholders by comparing the value of (1) a Metcash share cum the right to participate in the CULS offer, with the value of a share (2) ex this right[9] and adjusting the number of shares offered to Foodland shareholders by the ratio of (1) divided by (2).

We consider that the number of shares to be issued under CULS will be changed in accordance with the change in the issue price. Accordingly, no sensitivity analysis on the issue price is required.

CUPS (Convertible Undated Preference Shares)

The CUPS will only be issued if the Capital Reorganisation becomes effective.

The CUPS may be redeemed at face value plus commercial interest within 9 months of the Schemes. If Metcash chooses not to redeem the CUPS, they will convert into Newco ordinary shares at a 5% discount to the 20 days VWAP prior to the time of conversion (or at a 10% discount if certain default events occur prior to the Takeover Offer being completed or withdrawn).

Because of their nature, we have treated CUPS as debt in our analysis.

9.12 Other implications of the Capital Reorganisation for holders of Metcash A Shares

In Cases 3 and 4, holders of Metcash A Shares will be affected by the terms of the Capital Reorganisation. We have summarised the advantages and disadvantages of the Capital Reorganisation relevant to holders of Metcash A Shares below:

---

[9] Both determined on a 5 day Volume Weighted Average Price

Advantages:

- It is possible that the price of Metcash shares would decline if the Capital Reorganisation is rejected but the Offer is successful as Metoz would participate in the anticipated accretion in Metcash's value arising as a result of the proposed Foodland acquisition.

- The Capital Reorganisation will be EPS accretive for the Newco group compared to the pre-existing Metcash EPS.

- In our view, Metoz is no longer a natural holder of its investment in Metcash. Therefore, it would likely be a seller of its holding over an uncertain timeframe. The Capital Reorganisation presents an opportunity to remove this potential overhang from the market for the ordinary shares, benefiting non-associated shareholders.

- The mechanics of the Capital Reorganisation increase the free float in Metcash's (or Newco's) shares. This would, inter alia, improve Metcash's position in market indices and, increase liquidity and possibly reduce the bid/ask spread for the benefit of non associated shareholders.

Disadvantages:

- The effective change of control of the Metcash business may trigger change of control clauses in some of Metcash's contracts. Whilst we are not of the view that this will result in any of these contracts being withdrawn from Metcash, it may present an opportunity for Metcash's suppliers or customers to attempt to renegotiate contract terms.

- The Capital Reorganisation, including the acquisition of Metoz, results in the Newco group assuming all liabilities of Metoz and its subsidiaries including potential tax liabilities and warranty claims. Whilst the directors intend to conduct a post-Capital Reorganisation restructure to mitigate any risk of these potential liabilities, shareholders should be aware that these liabilities may arise in subsequent periods. The directors have received advice that the expected tax payable is $Nil, but also that in the worst case, the tax liability may be $47 million.

9.13 Valuation conclusion – Metcash A Shares

We set out below our valuation conclusion of the pro-forma value of the Metcash A Shares under each of the cases identified above:

Valuation of Metcash A Shares (Mid-point)

	Case 1	Case 2	Case 3	Case 4
Capital reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash[2]
$ million				
Value of merged business before synergies	3,046.1	3,044.3	3,018.3	3,017.4
Value of synergies (after transaction and restructuring costs)	252.8	252.8	246.1	252.8
Value of merged Metcash and Foodland's Australian business	3,298.9	3,297.1	3,264.4	3,270.2
Less new debt, comprising:				
Syndicated Facility		(424.9)	(341.3)	(756.0)
Action Facility	(235.0)	(235.0)	(235.0)	(235.0)
CUPS				(50.0)
Surplus cash available for capital management / (net deficit funded from existing cash)	235.0	(186.1)	(176.9)	(186.2)
Implied equity value of Metcash post Offer, minority basis	3,298.9	2,451.1	2,511.2	2,043.0
Shares on issue (refer below)	1,024.4	736.9	807.4	644.5
Value per share – mid point	$3.22	$3.33	$3.12	$3.17
Value per share – Low	**$3.07**	**$3.11**	**$2.94**	**$2.93**
Value per share – High	**$3.37**	**$3.54**	**$3.28**	**$3.41**
Value per share cum. CULS entitlement – Low[3]	$3.07	$3.11	$3.11	$3.25
Value per share cum. CULS entitlement Value per share – High[3]	$3.37	$3.54	$3.59	$4.14
No. of Metcash shares received for one Foodland share (after adjustment for dilution effect of CULS)	2.44	2.44	2.63	2.84
Equivalent value provided per one share of Foodland (mid-point)	$7.86	$8.13	$8.21	$9.00

Note 1: The above value per share cum-CULS entitlement and the number of shares (after adjustment for dilution effect of CULS) are based on the theoretical issue price of CULS. We note that the final issue price may be varied and the above is only for illustrative purposes.
Note 2: In this case, we have assumed all CUPS will be redeemed and treated as debt. However, we note that if all CUPS are converted into shares in Newco based on our assessed value per Metcash A Share (as per above), the change in the value per Metcash A Share will be insignificant.
Note 3: This value is cum-entitlement for participation in the CULS offer. It is inserted to provide Foodland shareholders, who may also be current Metcash shareholders, who may be unnecessarily concerned that their post-Capital Reorganisation interest in Metcash will be reduced in value.

We set out below the number of shares on issue under various cases:

	Case 1	Case 2	Case 3	Case 4
Capital reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash[1]
million				
Existing outstanding shares	729.9	729.9	729.9	729.9
Share Purchase Plan	7.0	7.0	7.0	7.0
CULS conversion			146.4	292.8
Capital Reorganisation			(385.3)	(385.3)
New shares issued to Foodland shareholders	287.5		309.4[2]	
Total shares on issue	**1,024.4**	**736.9**	**807.4**	**644.5**

Note 1: In this case, we have assumed all CUPS will be redeemed and no conversion will be made. However, if all CUPS are converted into shares in Newco, approximately 17 million will be issued.
Note 2: Adjusted for dilution effect on CULS based on our assessed value of Metcash A Shares

We also set out below the balances of "surplus cash available for capital management / (net deficit funded from existing cash)" in the above table as follows:

	Case 1	Case 2	Case 3	Case 4
Capital reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash[1]
million				
Syndicated Facility		424.9	341.3	756.0
Action Facility	235.0	235.0	235.0	235.0
CULS			372.0	744.0
CUPS				50.0
Capital Reorganisation			(1,125.2)	(1,125.2)
Cash payment to Foodland shareholders		(846.0)		(846.0)
Total	**235.0**	**(186.1)**	**(176.9)**	**(186.2)**

For simplicity of depiction, we have only shown the full table at the midpoint of our assessed ranges.

We have considered the forecast 2006 EBITA multiples implicit in our valuation of the enterprise value of the merged business by way of cross check:

Capital Reorganisation	No		Yes	
Offer	Yes		Yes	
$ million	Low	High	Low	High
Forecast EBITA – 2006 (merged Metcash and Foodland Australia) from the Bidder's Statement[1]	288.0	288.0	288.0	288.0
Enterprise value of merged Metcash and Foodland Australia (pre synergies) – section 9.8	2,396.0	2,594.4	2,396.0	2,594.4
Synergies – Section 9.9	310.1	351.6	310.1	351.6
Enterprise value of merged Metcash and Foodland Australia	2,697.1	2,946.0	2,697.1	2,946.0
Forecast 2006 EBITA multiple – minority basis	9.4	10.2	9.4	10.2

Note 1: EBITA before goodwill amortisation (but after finance lease amortisation). Transaction/restructuring costs have been treated separately.

We believe these implied multiples are reasonable in the context of the merged business.

10 New Zealand industry profile

10.1 Overview

In the year ended 30 June 2004, the New Zealand food retailing industry generated total revenues of approximately $NZ12.5 billion. The majority of these sales are accounted for by supermarkets. Residual food retail sales, (excluding takeaway food sales) are made by convenience stores, small independent operations and localised outlets such as specialist butchers, fish shops, bakeries and fresh produce outlets.

The trends in New Zealand grocery retailing sales between 2000 and 2004 are illustrated in the table below:

Grocery retailing sales Year to 30 June *NZ$ million*	2000	2001	2002	2003	2004
Food Retailing Sales [1]	9,510.9	10,116.9	10,896.6	11,504.8	12,462.1
Change on Prior Year (%)	*4.7%*	*6.4%*	*7.7%*	*5.6%*	*8.3%*
Supermarket & Grocery Sales [1]	8,432.7	8,974.6	9,599.6	10,159.1	10,986.8
Change on Prior Year (%)	*4.7%*	*6.4%*	*7.0%*	*5.8%*	*8.1%*
Supermarket Sales as a Proportion of Food Retailing Sales (%)	*88.7%*	*88.7%*	*88.1%*	*88.3%*	*88.2%*

Source: NZ Statistics
(1) Sales figures are nominal.

Between 2000 and 2004 annual supermarket and grocery sales in New Zealand increased by 31.0%, equivalent to a compound annual rate of growth of 7%. Over the same period, food price inflation, measured by the Food Price Index increased by an average 2.3% per annum. The strong real growth in Supermarket and Grocery Sales reflects the strength of the New Zealand economy which has been fuelled by strong international commodity prices for primary products and, until recently relatively low interest rates and a strong property market. The New Zealand Institute of Economic Research expects real GDP growth of almost 5% for the year ending 31 March 2005 although growth is expected to slow in 2006.

Following Progressive's acquisition of Woolworths New Zealand in 2002, there are effectively only two key players in the grocery industry in New Zealand:

- Foodstuffs Group; and
- Progressive Enterprises (Foodland).

For the year ended 8 August 2004 Foodstuffs claims market share for its New World, Pak'N Save and Write Price banners of 56.2%. This compares to Progressive's claimed

market share for the year ended 30 June 2004 of 45.5%. The inconsistency in market share claims is likely to be attributable to different measurement bases. However, it is likely that Foodstuffs market share is in the range 54% to 56% and Progressive's market share between 44% and 46%, together accounting for almost 100% of the total market.

A summary of Progressive's and Foodstuffs' market representation is as follows:

Progressive and Foodstuffs Store Numbers

Progressive		**Foodstuffs**	
Foodtown	30	New World	130
Woolworths	64	Pak'N Save	35
Countdown	55	Write Price	7
Total Supermarkets	**149**	**Total Supermarkets**	**172**
Woolworths Quickstop & Micro	26	Four Square/ Four Square Discount	269
Supa Valu[1]	30	On the Spot	197
FreshChoice[1]	11		
Total Progressive outlets	**216**	**Total Foodstuffs outlets**	**638**

Source: Progressive & Foodstuffs & Foodland
Note 1: Independent stores which are not owned by Progressive

We have described Progressive's business at Section 11.2 below. For the purposes of discussion of the competitive environment of New Zealand, we discuss Foodstuffs below.

Foodstuffs

The Foodstuffs Group in made up of three co-operative companies:

- Foodstuffs (Auckland) Limited;
- Foodstuffs (Wellington) Co-operative Society Limited; and
- Foodstuffs (South Island) Limited.

Each co-operative is owned by grocery retailer members who operate individual stores under one of the co-operatives' retail trading formats. The co-operatives provide members with the collective supply of grocery and allied merchandise and support services. In addition to the trading support, the co-operatives provide funding to members and undertake property development and ownership. Each individual co-operative also has trading activities in its own right.

The retail trading formats utilised by the Foodstuffs Group consists of:

Pak'N Save	Retail food warehouses, large discount stores representing regional destinations (includes Write Price in Southern North Island)
New World	Full service supermarkets, varying in scale.
Four Square	Traditional moderate scale grocery outlets.
Four Square Discount	Four square stores operating a discount pricing policy (South Island only).
On the Spot	Small branded convenience stores (South Island only).

In 2003, Foodstuffs established a joint venture with Australian bank St George Bank Limited and introduced a range of retail banking products through its retail network.

10.2 Key Industry Value Drivers and Outlook

The New Zealand grocery sector is dominated by two large participants, both of whom operate large format supermarkets. The interplay between these two sector participants can have a significant impact on each others sales and profitability. In particular, new store openings can have a dramatic impact on existing stores as new stores cannibalise existing sales to a greater extent than generating new sales volumes.

Given the small size and mature state of the New Zealand market and its dominance by two large chains with various competing banners, we believe there is little prospect of a new participant entering the market, notwithstanding the occasional announcement of interest by third parties viewing the sector.

The supermarket sector is confronted with a variety of competitive pressures, similar to those that exist in Australia.

In the future, growth in earnings is likely to be driven by exploitation of higher value uses of space within supermarkets such as the establishment of in-store pharmacies and further banking offerings.

11 Pro-forma information on NZ Shares

11.1 Terms of NZ Shares

The rights and restrictions attaching to the NZ Shares are found in the Metcash constitution. These terms are different from ordinary shares; but the effect of them is that similar economic outcomes occur as if they were ordinary shares. Accordingly, we have formed our views on the NZ Shares as if they were ordinary shares in Foodland New Zealand as a separate listed company.

For the purpose of our report, we provide a summary below.

Constitution

Amendments to the Metcash constitution dealing with the NZ Shares establish the shares as having priority over Metcash A Shares and Metcash ordinary shares.

Under the constitution, NZ Shareholders agree to become members of NZ Holdco and also appoint an irrevocable proxy to vote in favour of the Capital Reduction which will effect the transfer of Foodland New Zealand to former Foodland Shareholders.

Dividends

A holder of a NZ Share is entitled to a non-cumulative, fully franked dividend of an amount equal to the amount declared by the directors of NZ Holdco to Metcash in a particular period, with payment dates being the same as those fixed in relation to ordinary shares.

If, in the reasonable opinion of the directors of NZ Holdco, the distributable profits of NZ Holdco are insufficient to pay any dividend to Metcash, the directors of Metcash must not pay a dividend on the NZ Shares. If any dividend is not paid on the NZ Shares, no dividends may be paid on the Metcash A Shares or the Metcash ordinary shares.

Ranking

NZ Shares rank ahead of Metcash A Shares and CUPS for payment of dividends and for return of capital and that share's portion of the residual value of the Foodland New Zealand business on winding up of Metcash, but carry no further right to participate in any surplus assets or profits.

No further shares ranking in priority to either Metcash A Shares or NZ Shares may be issued unless the issue and terms thereof are approved at separate meetings of Metcash A Shareholders and NZ Shareholders.

Voting rights

Under the constitution of Metcash, NZ Shares do not confer a right to vote except:

- During a period in which a dividend (or part of a dividend) in respect of a share is in arrears;
- On a proposal to reduce Metcash's share capital;
- On a proposal that affects rights attached to the shares;
- On a resolution to approve the terms of a buy-back agreement (with the exception of the Capital Reorganisation);
- On a proposal to wind up Metcash;
- On a proposal for the disposal of the whole of Metcash's property, business and undertaking; and
- During the winding up of Metcash.

Additionally, NZ Shareholders, (who also previously held Metcash A Shares) at the time of the Capital Reduction to transfer Foodland New Zealand to NZ Shareholders will be unable to vote on their Metcash ordinary shares in favour of the Capital Reduction as they are to receive consideration (shares in NZ Holdco) under the Capital Reduction.

Conversion and exchange

Metcash intends to convert or exchange the NZ Shares for ordinary shares in a company that will hold (directly or indirectly) all of the New Zealand businesses and assets of Foodland.

Metcash has announced its intention to use reasonable endeavours to transfer the New Zealand business of Foodland to NZ Shareholders as soon as practicable after the NZ Shares have been issued.

It is intended that when the NZ Holdco lists, all NZ Shares will be cancelled and, in consideration of the cancellation, NZ shareholders will receive one share in NZ Holdco for each NZ Share they own.

Listing

Metcash intends to apply for the NZ Shares to be listed on the ASX. Metcash is currently in preliminary discussions with the ASX, which has indicated that the listing is likely should the following be satisfied:

- The Foodland New Zealand business would satisfy the usual profits or assets test for admission to the official list; and

- The disclosures made concerning the Foodland New Zealand business by Metcash are sufficient to ensure that the market is adequately informed.

Furthermore, the ASX has indicated that it would seek removal of the NZ Shares from the official list if it had not acquired 100% of Foodland within 12 months of the date of first quotation.

Metcash believes it will be able to satisfy all necessary conditions to undertake quotation on the ASX following the success of the Offer.

11.2 Analysis of Foodland New Zealand operations

History

Foodland entered the New Zealand grocery retailing market in 1992 through the acquisition of the Countdown group of supermarkets from Magnum Corporation Limited (Magnum). The purchase included the Rattrays Wholesale Cash & Carry and Food Service businesses, which have subsequently been sold.

In 1993, Foodland acquired a nation wide department store chain, the Farmers Trading Company (Farmers). Farmers and its associated finance company were divested by Foodland in June 2003. Foodland also strengthened its position in the New Zealand market through the acquisition of a 39% interest in supermarket operator Progressive Enterprises Limited (Progressive) from Coles Myer Limited (Coles Myer). It then sold the Countdown supermarket chain (then predominantly operating in the South Island) and its wholesale businesses to Progressive. This transaction increased Foodland's shareholding in Progressive to 57%.

In June 1999, Foodland launched a successful takeover and gained control of 100% of Progressive. The bid price of $NZ3.00 per share was equivalent to an enterprise value for Progressive of NZ$675 million. At this time the New Zealand market comprised three key players; Foodstuffs (52%), Progressive (27%) and Woolworths NZ (21%) then owned by Hong Kong-based Dairy Farm International Limited.

In June 2002, Progressive acquired Woolworths NZ, which comprised 85 supermarkets trading under the Woolworths, Big Fresh and Price Chopper banners and 26 smaller outlets which supply groceries and in a number of cases also sell petrol. The price was equivalent to an enterprise value for the business of NZ$690 million. Following the acquisition of Woolworths NZ, Progressive's market share increased to approximately 44-46% of the New Zealand grocery retailing market with the remaining 54-56% of the business being held by various banners controlled by Foodstuffs.

On 29 July 2004, Foodland announced it had entered into a sale and leaseback agreement with entities associated with the Multiplex Group (Multiplex) in a deal worth $NZ145 million. From our review of public information it appears that the deal covered three distribution centres and support offices and seven supermarkets representing the majority of Foodland's New Zealand property assets.

Operations

Foodtown/Woolworths New Zealand

Foodtown and Woolworths NZ are full service supermarket chains. The Foodtown chain consists of 30 stores, all of which are in the North Island. The Woolworths New Zealand chain consists of 64 stores spread throughout the country, although the banner is stronger outside the Auckland metropolitan area.

Following the acquisition of Woolworths NZ, Progressive has developed a branding strategy which focuses on strengthening the Foodtown banner in the Auckland metropolitan area and building on the existing strength of the Woolworths banner in North Island's regional centres and throughout the South Island. This strategy has resulted in the rebranding of a number of supermarkets, particularly within the Auckland metropolitan area.

Foodtown and Woolworths NZ supply a comprehensive range of grocery, fresh and frozen food, general merchandise, prepared foods and, where legally able to do so, wine and beer (in a small number of area's the sale of liquor is restricted to a local Licensing Trust).

These full service chains are designed to cater for shoppers seeking a wide range of goods in a pleasant shopping environment. The chains' target customer market is more quality orientated than other segments of the market and seeks a higher level of service and a greater range of goods.

Following recent regulatory changes, which relaxed the controls on ownership of pharmacies, Progressive entered into an agreement with a pharmacist which will result in the establishment of pharmacies within selected supermarkets. The first pilot pharmacy opened recently in the new Auckland City Foodtown store.

Countdown

Countdown is a national discount supermarket chain which operates 55 stores. The chain's focus on price competition is reflected in the slogan "We won't be beaten – Guaranteed". The launch of this campaign, in 2004, triggered a round of competitive activity in New Zealand and has been a contributing factor to the low level of food price inflation in 2004. Following the acquisition of Woolworths New Zealand most of the Big Fresh banner stores were rebranded to the Countdown banner.

Other banners

Progressive operates a number of smaller stores under the Woolworths Quickstop and Woolworths Mirco banners. Currently there are 26 Quickstop or Micro stores. In a small number of cases the Quickstop stores are associated with petrol retailers.

Progressive also supplies the Supa Valu and FreshChoice chains. These stores are relatively small-scale supermarket banners operated by franchisees. The chains are almost exclusively based in the South Island and comprise 30 Supa Valu outlets and 11 FreshChoice stores. Progressive's income from the franchised stores is derived from;

franchise fees, manufacturers' subsidies, promotional and sundry income and margin on product.

11.3 Pro-forma historical financial performance

Foodland NZ is part of Foodland and has not lodged separate financial statements on the same timeframe as the Foodland group. The historical pro-forma financial performance for Foodland NZ set out in the table below has been extracted from Foodland's segmental reporting contained in its annual reports (all amounts are in Australian dollars, as reported within the annual reports, unless stated otherwise):

Foodland NZ Financial performance *A$ million*	52 wks ended 28 July 2002	52 wks ended 3 August 2003	52 wks ended 1 August 2004
Sales revenue			
NZ Supermarkets	1,688.8	3,222.5	3,324.2
NZ Wholesaling	298.6	308.4	233.4
Total sales revenue	1,987.4	3,530.9	3,557.6
EBITA			
NZ Supermarkets	65.7	136.6	149.0
NZ Wholesaling	9.8	11.8	10.1
Total EBITA	75.5	148.4	159.1
EBITA margin[(1)] (%)			
NZ Supermarkets	3.9	4.2	4.5
NZ Wholesaling	3.3	3.8	4.3
Total EBITA margin	3.8	4.2	4.5

Source: Foodland Annual Reports
Note (1) Excludes any group corporate overheads and property income

The key features of the historical performance of Foodland NZ are as follows:

- The 2002 results for New Zealand are not directly comparable with the 2003 and 2004 results as they do not include the contribution from Woolworths NZ which was acquired in June 2002;
- At the time Woolworths NZ was acquired Foodland projected a 2003 EBITA of $120.8 million for the New Zealand supermarket operations, including net synergy gains of less than $8.9 million. The reported result of $148.4 million reflects the acceleration of the net synergy benefits ($26.8 million) extracted in the first year of ownership;
- In the year ended 1 August 2004, EBITA for the New Zealand operations increased by 7.1% to $159.1 million. Earnings from the New Zealand supermarket operations increased by 9.1% from $136.6 million to $149.0 million, however, following the sale

of the Red Arrow tobacco distribution business earnings from the New Zealand wholesaling business fell from $11.8 million to $10.1 million;

- Since the acquisition of Woolworths NZ the EBITA margin generated by the New Zealand supermarket business has increased from 3.89% to 4.48%, reflecting the synergy gains generated by combining the Foodtown/Countdown and Woolworths NZ businesses; and

- We have not been able to obtain New Zealand dollar historicals or forecasts. However, as the average annual exchange rate between the New Zealand and Australian dollar has been relatively stable, we do not believe that the exchange rate will have a material impact on this analysis.

11.4 Pro-forma financial position

The pro-forma financial position of the Foodland New Zealand business (NZ Holdco) is set out in the table below:

NZ Holdco Pro-forma financial position ***$ million***	**As at 1 August 2004**
Cash	24
Inventory	210
Accounts receivable	19
Property, plant & equipment	272
Intangibles	1,839
Other	(45)
Total assets	**2,318**
Creditors & accruals	256
External Debt	289
Total liabilities	**545**
Net assets	1,773

Source: Metcash management estimate.

The pro-forma financial position has been prepared by Metcash and is based on the segmental disclosure in Foodland's 2004 annual report and incorporates the following adjustments:

- Reclassification of the proceeds of a current receivable of $136 million which relates to the sale of the New Zealand property portfolio as an offset against existing debt in the New Zealand business. The sale proceeds were received in late August 2004;

- Estimated transaction costs (after tax) associated with the cancellation and transfer of shares, and an estimate of the specific costs to be incurred in connection with the Offer and the separate listing of NZ Holdco;

- The goodwill generated on the acquisition of Foodland New Zealand by Metcash and transferred to NZ Holdco; and

- Other adjustments to ensure consistency with New Zealand segmental disclosures and other disclosed amounts.

11.5 Projected financial performance

The projected financial performance for Foodland's New Zealand business, set out in the table below, has been compiled from a review of broker reports on Foodland. The table sets out a summary of the average of these broker forecasts.

Foodland NZ Financial performance *A$ million*	**2004 Historical**	**2005 Forecast**	**2006 Forecast**
Total sales revenue	3,557.6	3,814.1	3,934.7
Total EBITA[1]	159.1	174.2	181.3
Total EBITA margin (%)	4.5%	4.6%	4.6%

Source: Broker reports.

Note 1: Exclude property income and group corporate overheads

The brokers' forecast 2005 EBITA for Foodland's New Zealand business are in the range $169.4 million to $180 million with an average of $174.2 million and a median of $172 million. For the 2006 year the brokers' EBITA forecasts range between $172 million to $190 million with an average of $181.3 million and a median of $185 million.

These projections represent the broker segmental forecasts and exclude an allowance for group corporate overheads that the New Zealand business would incur as a standalone entity.

In the absence of any further information from Foodland, we consider these brokers forecasts to be a reasonable estimate of the earnings of Foodland New Zealand based on the industry structure and historical performance of Foodland New Zealand.

12 Valuation of NZ Shares

12.1 Valuation approach

Our valuation of the NZ Shares is set out below and has been based solely on publicly available information. We have not had access to any detailed financial information on Foodland's New Zealand business or access to Foodland management. Given the limited access to information we have adopted the capitalisation of earnings valuation methodology (capitalisation of EBITA) to derive an estimate of the value for the NZ Shares.

Under the capitalisation of earnings valuation methodology it is necessary to determine an estimate of maintainable EBITA and an appropriate EBITA multiple.

Using an EBITA multiple to value Foodland's New Zealand business produces an enterprise value. To determine the value of the New Zealand shares we have deducted net borrowings, based on the pro-forma financial position as at 1 August 2004.

Earnings to be capitalised

We have based our estimate of the earnings to be capitalised on the range of brokers' forecast 2005 EBITA for the New Zealand business (i.e. $170 million to $180 million). However, the brokers' forecasts exclude group corporate costs. For the year ended 1 August 2004 Foodland's group corporate costs were $10.1 million. Metcash has estimated the split of group corporate costs between Australia and New Zealand based on 2004 reported sales (including intersegmental sales). On this basis, 58.3% of the group overhead costs or $6 million have been allocated to the New Zealand business. For the 2005 year Metcash has increased its estimate of group corporate overheads for the New Zealand business to $7 million.

We have considered the likely corporate costs of operating an Australian listed company from New Zealand and believe that this is a reasonable estimate of this expense, assuming that the total $10 million of corporate costs in the Foodland accounts solely reflect the central costs associated with maintaining a board and listing in Australia.

The table below sets out the calculation of the EBITA range utilised in our valuation of the NZ Shares:

Earnings to be capitalised *$ million*	Low	High
2005 EBITA (broker forecasts)	170.0	180.0
Less estimated share of unallocated group overheads [1]	(7.0)	(7.0)
Adjusted 2005 EBITA	163.0	173.0

Note: (1) Metcash management estimate.

Selection of EBITA multiple

In selecting an EBITA multiple range we have had regard to many of the same factors as those considered in assessing the multiple ranges for Metcash and Foodland Australia, with the following key considerations:

- The Foodland NZ business has a strong market position in what is effectively a duopoly and has delivered sound earnings growth in recent years with further growth projected;
- New Zealand companies tend to trade at a discount to their Australian counterparts as the market is small and lack the liquidity of larger capital markets. We would expect the natural holder of these shares would be New Zealand rather than Australian investors and therefore the NZ Shares should trade at multiples that could be attributed to New Zealand businesses;
- The Foodland New Zealand business will generate the New Zealand equivalent of franking credits. These are not fully usable for Australian investors but are likely to be reflected in New Zealand trading multiples;
- The New Zealand business generates stronger margins than its Australian listed counterparts, even after the additional group corporate overheads are deducted from the segmental EBITA; and
- The pre-Offer Foodland multiple of 10.3 reflects the portfolio weighting of three businesses (Action, Wholesale and New Zealand). It is likely that New Zealand would trade at a premium to this portfolio multiple. We note that it is also conceivable that the overall Foodland multiple included a conglomerate discount.
- The Foodland New Zealand business may attract interest from a corporate buyer such as Woolworths or Coles. There has been considerable media and broker speculation about the emergence of such a buyer. We are of the view that several of the likely buyers have shown recent interest in acquisition opportunities of this nature and have the financial wherewithal to make a bid. Accordingly, we have included in our assessed minority range a premium to an ordinary trading multiple reflecting anticipation of an offer proceeding at some stage. Such an offer has yet to

emerge and we have not included a full control premium but allowed a premium equivalent to the magnitude of a full premium adjusted for the risk and timeframe of an offer, incorporating such a premium, materialising. It is not appropriate to compare the result of this multiple to assess the fairness of any such offer. Should an offer not materialise within a reasonable time period, it is likely that this premium may disappear from the value of the NZ Shares.

Considering all of the factors set out above, we consider that an appropriate multiple with which to capitalise the Foodland NZ business' 2005 forecast EBITA range is between 11.5 and 12.5 times.

Net debt

We have assumed that net debt is equal to the net debt balance of $265.2 million per the pro-forma statement of financial position for Foodland New Zealand, and after adjusting for a pro-rata estimate of the cash generated by Foodland New Zealand since 1 August 2004, the estimated transaction costs after tax which we have been treated separately and, the latest dividend paid in October 2004. We have also had regard to the intention of Metcash to pass the expected interim dividend of $0.43 per share to Foodland shareholders rather than retaining it in the business. We have apportioned these dividends between Foodland's Australian and New Zealand businesses. This provides a revised net debt balance of $286.3 million.

Surplus assets

From a review of Foodland's financial statements, we have identified $31.3 million of surplus properties in the New Zealand business. According to these financial statements, no taxes would be payable in realisation of this value. We have treated these properties as a surplus asset of Foodland New Zealand.

Estimated share of transaction costs

Metcash has advised us that the estimated transaction costs related to Foodland New Zealand as a result of the Offer are $16 million (or $12.1 million after tax).

12.2 NZ Shares valuation summary

The table below summarises our earnings-based valuation of the NZ Shares:

NZ Shares EBITA multiple valuation summary *$ million*	Low	High
2005 Adjusted EBITA	163.0	173.0
EBITA multiple	11.5	12.5
Enterprise value	1,874.5	2,162.5
Add: Surplus assets	31.3	31.3
Less estimated share of transaction costs	(12.1)	(12.1)
Less external debt	(286.3)	(286.3)
Equity value	1,607.4	1,895.4
Number of shares (millions)	117.8	117.8
Value per NZ share	$13.65	$16.09

The capitalisation of earnings methodology produces a valuation range of $13.65 to $16.09 per share for the NZ Shares, with a mid point of $14.87.

We note that the current market price for Foodland (if 2.44 times the value of Metcash A Shares is deducted from this value) reflects a value for NZ shares towards the top end of our assessed range reflecting speculation about:

- The emergence of bidders for the New Zealand business; and
- Potential increases in the Metcash bid, or other bidders emerging.

In view of the potential for either of these cases to not eventuate, we do not consider that our valuation is unreasonable in the circumstances.

Valuation cross-check

Similarly to the Metcash and Foodland Australia valuations, we have performed a DCF cross-check to our capitalised EBITA valuation.

A summary of key assumptions are similar to those used in Metcash's and Foodland Australia DCF analysis with the following exceptions:

- Growth of 7.2% in 2005 and 3.2% thereafter;
- Margins consistent at 4.6% over the forecast period;
- Capex consistent with brokers forecasts to 2006 with inflation growth thereafter; and
- WACC of 8.9% to 9.1%

Our DCF analysis arrived at values broadly consistent with those assessed under the capitalisation of EBITA methodology excluding our premium related to potential takeover offers.

13 Conclusions

We set out below a summary of our opinion of the Metcash A Shares and the NZ Shares.

	Case 1	Case 2	Case 3	Case 4
Capital reorganisation proceeds	No	No	Yes	Yes
Offer take up	100% scrip	100% cash	100% scrip	100% cash[2]
$ million				
Value per Metcash A Share (ex-CULS rights)	$3.07 to $3.37	$3.11 to $3.54	$2.94 to $3.28	$2.93 to $3.41
No. of Metcash A Shares received for one Foodland share	2.44	2.44	2.58 to 2.67	2.71 to 2.96
Equivalent value provided per one share of Foodland	**$7.49 to $8.22**	**$7.59 to $8.64**	**$7.59 to $8.76**	**$7.94 to $10.10**
Value per NZ Share	**$13.65 to $16.09**	**$13.65 to $16.09**	**$13.65 to $16.09**	**$13.65 to $16.09**
Total consideration received for one Foodland share	**$21.14 to $24.31**	**$21.24 to $24.73**	**$21.24 to $24.85**	**$21.59 to $26.19**
Total consideration if cash of $7.18 in place of Metcash A Share for one Foodland share	**$20.83 to $23.27**	**$20.83 to $23.27**	**$20.83 to $23.27**	**$20.83 to $23.27**
Foodland share price pre announcement[1]	**$19.21**	**$19.21**	**$19.21**	**$19.21**
Cum-CULS rights value				
Value per Metcash A Share (cum-CULS rights)	$3.07 to $3.37	$3.11 to $3.54	$3.11 to $3.59	$3.25 to $4.14
No. of Metcash A Shares received for one Foodland share	2.44	2.44	2.44	2.44
Equivalent value provided per one share of Foodland (cum-CULS rights)	**$7.49 to $8.22**	**$7.59 to $8.64**	**$7.59 to $8.76**	**$7.94 to $10.10**

[1] One month Volume Weighted Average Price
[2] In this case, we have assumed all CUPS will be redeemed and treated as debt. However, if all CUPS are converted into shares in Newco based on our assessed value of Metcash A Shares, we note that the change in the value per Metcash A Share (as above) will be insignificant.

We note that the terms of the offer provide for a change with respect to the numbers of shares that Foodland shareholders will receive in the event of a successful Capital Reorganisation proposal. We have prepared a theoretical calculation of the number of the Metcash A Shares Foodland shareholders will receive based on our valuations. However, Foodland shareholders should be aware that the number of shares they will receive will have regard to market prices of the Metcash shares pre- and post-CULS entitlement rights and may differ from the number set out in the above table.

We note that a 100% cash acceptance will not result in an issue of Metcash A Shares. However, it is presented as the absolute minimum acceptance level to illustrate of the impact of differing levels of scrip versus. cash acceptance. It should be noted that the value of Metcash A Shares under Cases 3 and 4 ignores the value of the right to participate in the CULS offer, which Foodland shareholders are unable to do.

We note that the Foodland shareholders will be slightly better off if they collectively accept their scrip offer.

Yours faithfully





Richard Stewart
Authorised Representative
21 January 2005

Mark Reading
Authorised Representative

Appendix A Qualifications, declarations and consent

Qualifications and Experience

PricewaterhouseCoopers Securities Ltd (PwCS) is wholly owned by PricewaterhouseCoopers (PwC). The firm has extensive experience in providing corporate financial advice and in preparing independent expert's reports. PwCS is a Licensed Dealer (no. 11203) under the Corporations Act.

Mr Richard Stewart is the person primarily responsible for this report and is a Fellow of the Institute of Chartered Accountants in Australia, an affiliate of the Securities Institute of Australia and a member of the Australian Institute of Company Directors. He holds an MBA and BEc as well as being an Adjunct Professor in Business at the University of Technology, Sydney. Richard has over 8 years experience in the valuation of shares and businesses and has been with PricewaterhouseCoopers since 1986.

Mr Mark Reading is a member of the Securities Institute of Australia and The Institute of Chartered Accountants in Australia, holds Masters of Business Administration and Bachelor of Commerce degrees and has had over 19 years experience in the preparation of independent expert's reports and the valuation of shares and businesses, including approximately 10 years as a partner of PricewaterhouseCoopers.

Declaration

At the date of this report neither PwCS or any company associated with them:

- Has any interest in the outcome of the offers;
- Holds any beneficial interest in securities of Metcash, and has not held any such beneficial interest during the previous two years; or
- Has any relationship with Metcash.

None of PricewaterhouseCoopers, Mr Mark Reading or Mr Richard Stewart has any relationship with Metcash or any other party interested in the proposal that affects their independence in preparing this report.

PricewaterhouseCoopers has provided various miscellaneous advices to both Foodland and Metcash over the preceding 5 years. These minor pieces of work involved superannuation, workers compensation, sale of internal audit checklist software and tax advice unrelated to the proposal.

In addition, PwCS has been engaged to prepare various Investigating Accountants Reports in relation to this transaction and the Capital Reorganisation as well as an Independent Expert report in relation to the Capital Reorganisation. We have addressed the implications of the above roles in the context of Practice Note 42 and consider that it does not affect our independence or objectivity in preparing this report.

The only pecuniary or other interest other than the indemnity described below, that PwCS or any entity associated with them has in relation to the entire proposal including the Capital Reorganisation and the Foodland offer arises from the right to receive a fee of $1.2 million plus GST in connection with the preparation of this report and the related report on the Capital Reorganisation and the preparation of the Investigating Accountant's Report. This fee is payable regardless of whether or not the proposal is successful. Except for this fee, none of PwCS or any entity associated with them has received, or will receive, any pecuniary or other benefit, whether direct or indirect, for or in connection with the making of this report.

Purpose of report

This report has been prepared at the request of Directors of Metcash so that Foodland shareholders may better understand the total value of the consideration they will be offered. This report was not prepared for any other purpose.

Special note regarding forward-looking statements and forecast financial information

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Metcash or Foodland or industry results, to be materially different from any further results, performance or achievements expressed or implied by such forward-looking statements. Such factors may include:

- Changes in laws, regulations or governmental policies (or the interpretation of those laws, regulations or policies) which may adversely impact upon the grocery industry in general, or Metcash or Foodland in particular
- Any adverse changes in general economic conditions, levels of employment and a decline in discretionary spending as a result thereof, and
- Other factors referenced in this report.

Consents

Neither the whole or any part of this report nor any reference thereto may be included in or with or attached to any document, circular, resolution, letter or statement (other than the present Bidder's Statement) without the prior written consent of PwCS to the form and context in which it appears.

Indemnity

Metcash has agreed to indemnify PwCS and its employees against claims, liabilities, losses and expenses they incur if information or documentation provided by or on behalf

of Metcash is false, misleading or omits material particulars, or if relevant information or documents have not been supplied.

Appendix B Comparable companies and transactions

Comparable company multiples

(A$ million)	Market Cap	D/E ratio	D/EV	Interest Cover	Volatility	Revenue	EBITA Margin	Revenue Multiple	EBITA Multiple		NPATA Multiple	
								Historical	Historical	Forecast	Historical	Forecast
Notes	1	2	3	4	5		6				7	
Australia												
Metcash Trading	1,872	4.4%	4.2%	24.68	21%	7,251	2.64%	0.27	10.2	10.2	14.7	14.2
Foodland Associated	2,250	16.2%	14.0%	8.10	15%	6,027	4.11%	0.43	10.6	10.3	16.8	13.4
Woolworths	15,043	1.1%	1.0%	23.92	14%	27,934	4.05%	0.57	14.0	12.7	18.9	17.5
Coles Myer	11,764	1.1%	1.0%	20.17	13%	32,267	3.13%	0.39	12.5	11.3	16.8	16.3
Average									*11.8*	*11.1*	*16.8*	*15.4*
United Kingdom												
Wm Morrison Supermarkets	8,700	46.5%	31.7%	14.93	27%	8,104	4.10%	0.61	15.0	10.9	18.9	12.9
J Sainsbury	13,280	34.7%	25.8%	9.38	23%	16,212	3.82%	0.43	11.3	16.2	13.1	17.6
Tesco	61,099	14.5%	12.7%	9.36	18%	32,725	6.26%	0.83	13.3	12.7	18.5	16.8
Average									*13.2*	*13.3*	*16.8*	*15.7*
United States												
Sysco Corp	31,505	5.3%	5.0%	22.93	19%	29,733	5.32%	0.84	15.8	14.8	25.4	23.8
Supervalu Inc	6,105	24.9%	19.9%	4.21	23%	20,180	3.06%	0.28	9.3	9.0	16.4	13.9
Albertson's Inc	11,400	80.7%	44.7%	3.19	21%	35,436	3.68%	0.44	11.9	11.7	15.7	16.6
The Kroger Co	16,525	61.8%	38.2%	3.21	22%	53,791	3.60%	0.37	10.4	10.6	14.2	14.9
Safeway Inc	11,586	77.5%	43.7%	3.07	25%	35,282	3.69%	0.44	11.9	11.6	9.3	13.0
Average									*11.9*	*11.5*	*16.2*	*16.4*

[1] Market Capitalisation has been calculated as at 5-Dec-04 for Metcash and Foodland, other market caps have been calculated as at 15-Dec-04.

[2] Net Debt divided by Market Capitalisation.

[3] Net Debt divided by Enterprise Value.

[4] EBITA divided by Net Interest Expense.

[5] Standard deviation of returns over 260 trading days to 5-Dec-04.

[6] EBITA is Earnings before net interest, tax and amortisation.

[7] NPATA is Net profit after tax, but before amortisation.

Comparable company descriptions

Metcash Trading Limited is a marketing and distribution company operating in the food and other consumer goods sectors. The Company operates distribution centres serving grocery products for independent retail grocery stores, liquor distribution centres and cash and carry warehouses which serve retailers and businesses in the grocery, liquor, food services and convenience stores.

Foodland Associated Limited is a grocery wholesaler and operator of the Action supermarket chain. The Company wholesales and distributes groceries, chilled and frozen foods, liquor and general merchandise. The Company also manages, owns and operates shopping centres and supermarkets.

Woolworths Limited operates supermarkets, specialty and discount department stores, liquor and electronics stores throughout Australia. Woolworths also manufactures processed foods, exports and wholesales food and offers petrol retailing. The Company's store names include "Woolworths", "Dick Smith" and "Big W".

Coles Myer Limited operates retail stores, including supermarkets, department stores, apparel shops, liquor stores, office supplies and discount stores located throughout Australia and New Zealand. The Company also operates an online retail website along with investment property holdings.

William Morrison Supermarkets plc retails groceries through a chain of supermarkets in England. Approximately half of the Group's stores contain petrol filling stations. William Morrison has its own fresh food manufacturing and processing operations, thus allowing them to market a number of own label brands.

J Sainsbury plc is a retail distributor of food. Their products are distributed through the Company's Sainsbury supermarkets in the United Kingdom and Shaw's supermarkets in the United States. Through Sainsbury Bank, the Company offers saving accounts, mortgages, and personal loans. J Sainsbury also owns a company which buys, develops, rents, and sells property investments.

Tesco plc is a food retailer. The Group operates stores in the United Kingdom, Republic of Ireland, Czech Republic, Hungary, Poland, Slovakia, Turkey, Japan, Malaysia, South Korea, Taiwan, and Thailand.

Sysco Corporation is a foodservice marketing and distribution organisation, providing food and related products and services to customers in the United States and portions of Canada. The Company also distributes personal care guest amenities, housekeeping supplies, room accessories, and textiles to the lodging industry. In addition, Sysco supplies health and beauty aid products.

Supervalu Inc. sells food and non-food products at wholesale, and operates a variety of store formats at retail. The Company operates retail stores, including price superstores, combination food and drug stores, and limited assortment stores under banners such as Cub Foods, Save-A-Lot, and Laneco. SUPERVALU sells its products at wholesale to stores located across the US.

Albertson's Inc. operates a retail food-drug chain in various states across the United States. The Company's stores consist of combination food-drug stores, conventional supermarkets, and warehouse stores. Albertson's retail operations are supported by Company-owned distribution centres.

The Kroger Co. operates supermarkets and convenience stores in the United States. The Company also manufactures and processes food that its supermarkets sell. Kroger's stores operate under names such as Dillon Food Stores, City Market, Sav-Mor, Kwik Shop, and Mini Mart.

Safeway Inc. operates a retail food and drug chain in the U.S. and Canada under the Safeway, Carr-Gottstein, Dominick's, Genuardi's, Randall/Tom Thumb, and V names. The Company also has a network of distribution, manufacturing, and food processing facilities. In addition, Safeway holds a 49% interest in Casa Ley, S.A. de C.V., an operator of food and general merchandise stores in Mexico.

Comparable transaction multiples

Date	Target	Acquirer	EV (US$M)	Historical EBITA Multiple	Forecast EBITA Multiple
Oct-04	Australian Leisure & Hospitality Group	Woolworths Limited	1,084	14.4	12.9
Mar-04	Shaw's Supermarkets Inc	Albertson's Inc	2,475	9.9	n/a
Dec-03	Safeway plc	Wm Morrison Supermarkets	7,980	10.5	n/a
Oct-03	Farmers Holdings Limited	James Pascoe/Fisher& Paykel Finance	186	7.4	n/a
Jun-02	Budgens Plc	Musgrave Group	314	19.1	n/a
Jun-02	Woolworths (NZ)	Foodland Associated Limited	338	13.8	11.5
May-01	Sigfried Weis Family Holdings	Weis Markets Inc	1,251	14.4	n/a
May-00	Booker Plc	Big Food Group Plc	555	6.2	n/a
Mar-00	US Foodservice	Koninklijke Ahold NV	3,405	13.6	n/a
Jun-99	Asda Group Plc	Wal-Mart Stores Inc	10,565	16.5	n/a
Jul-99	Progressive Enterprises	Foodland Associated Limited	338	12.3	10.8
Average				12.6	11.7
Median				13.6	11.5

Appendix C Sources of information

In our assessment of the proposal, we have had access to the following principal sources of information:

- Bidder's Statement
- Metcash Notice of General Meeting and Explanatory Statement
- Metcash Annual reports
- Foodland Annual reports
- All other publicly available information relating to Metcash and Foodland
- Year-to-date management accounts and forecasts provided by Metcash management
- www.metcash.com.au
- www.fal.com.au
- www.ato.gov.au
- Broker reports
- Corporations Act, ASX Listing Rules and ASIC Policy Statements
- Bloomberg's online database covering financial markets and news and IBIS industry reports
- IBISWorld industry reports and AC Nielsen market share statistics
- Other publicly available information regarding companies considered to be comparable to Metcash and Foodland, and
- Discussions with key management of Metcash to gain an understanding of the business and the impact of acceptance of the proposed transaction.

We have not carried out independent confirmation of the information provided to us, nor have we independently verified the information and other representations made to us in the course of preparing this report. However, we have no reason to believe that any information has been withheld from us or that any of the information provided is misleading to any material degree.

We have been indemnified by Metcash against any losses or claims arising out of the inaccuracy of any material supplied by or on behalf of Metcash, or the failure of Metcash to provide us with all relevant documents or information.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



Annexure B - ASX announcements by Metcash since 1 July 2004

Date	Announcement
2 July 2004	Announcement of exercise of 109,200 employee options and cancellation of 76,800 options (former employees)
14 July 2004	Notice of initial substantial holder from 452 Capital Pty Limited
29 July 2004	Lodgement of Annual Report
30 July 2004	Confirmation that Annual Report, along with Notice of Meeting for the Annual General Meeting to be held 1 September 2004, Explanatory Memorandum and Proxy Form were sent to shareholders on 30 July 2004
2 August 2004	Announcement of exercise of 165,740 employee options
10 August 2004	Announcement of termination of supply agreement between Australian Leisure and Hospitality Group and Metcash subsidiary Australian Liquor Marketers on 13 August 2004
13 August 2004	Lodgement of change of director's interest notice following exercise of options for Michael John Wesslink
30 August 2004	Lodgement of change of director's interest notice following exercise of options for Joao Louis Sardinha Jardim
1 September 2004	Lodgement of Chairman's Address/Presentation from Annual General Meeting on 1 September 2004
1 September 2004	Lodgement of results of Annual General Meeting
7 September 2004	Announcement of exercise of 866,600 employee options and cancellation of 188,750 options (former employees)
9 September 2004	Announcement of issue of 850,000 options
9 September 2004	Lodgement of initial director's interest notice for Bernard John Hale
10 September 2004	Lodgement of a change of director's interest notice following an on-market trade for Michael John Wesslink
21 September 2004	Lodgement of a change of director's interest notice following exercise of options for Andrew Reitzer
22 September 2004	Announcement of mail-out to shareholders of covering letter, summary of questions and answers from the Annual General Meeting, Chairman's address and CEO's presentation
6 October 2004	Notice of change of interest of substantial holder from 452 Capital Pty Limited
7 October 2004	Announcement of exercise of 577,000 employee options
7 October 2004	Notice of change of interest of substantial holder from Lazard Asset Management Pacific Co
26 October 2004	Metcash announces establishment of American Depositary Receipts Program
3 November 2004	Announcement of exercise of 221,000 employee options
16 November 2004	Notice of change of interest of substantial holder from 452 Capital Pty Limited
25 November 2004	Lodgement of Half Yearly Report
25 November 2004	Presentation of financial results for 26 weeks ended October 2004

26 November 2004	Clarification of record date stated in Half Yearly Report
30 November 2004	Notice of ceasing to be a substantial holder from 452 Capital Pty Limited
3 December 2004	Announcement of exercise of 81,100 employee options and cancellation of 225,100 options (former employees)
6 December 2004	Metcash requests trading halt
6 December 2004	Announcement of Metcash's request for trading halt
6 December 2004	Announcement by Metcash of takeover offer for Foodland and capital reorganisation
6 December 2004	Presentation by Metcash CEO
6 December 2004	Foodland board advises shareholders to take no action on Metcash proposal
7 December 2004	Announcement of completion of institutional placement raising almost $270 million
8 December 2004	Announcement of issue of 89,850,000 ordinary shares to institutional investors at $3.00 per share to partly fund the takeover offer for Foodland
9 December 2004	Notice of issue of 89,850,000 fully paid ordinary shares to a range of institutional investors without a disclosure document
10 December 2004	Notice of issue of 89,850,000 fully paid ordinary shares to a range of institutional investors without a disclosure document
13 December 2004	Lodgement of letter from Foodland chairman to shareholders relating to Metcash's takeover offer
15 December 2004	Announcement of two mail-outs to shareholders concerning half year results, Metcash's takeover offer and a share purchase plan
16 December 2004	Announcement that documentation regarding the share purchase plan was sent to shareholders
16 December 2004	Announcement of opening and closing date of Metcash's share purchase plan
17 December 2004	Announcement of exercise of 83,800 employee options
20 December 2004	Announcement that fully paid ordinary shares to be issued under the share purchase plan will rank equally with Metcash's existing ordinary shares and eligibility criteria for the share purchase plan
20 December 2004	Announcement of mail-out to shareholders regarding a shareholders meeting to be held on 20 January 2005
20 December 2004	Lodgement of independent audit review for half year ended 31 October 2004
4 January 2005	Lodgement of change of director's interest notice exercise of options for Andrew Reitzer
10 January 2005	Announcement of exercise of 1,020,000 employee options
18 January 2005	Results of share purchase plan
20 January 2005	Results of general meeting and media release

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



Annexure C - ASX announcements by Foodland since 1 July 2004

Date	Announcement
1 July 2004	Lodgement of notice of change of interests of substantial holder from Perpetual Trustees Australia Limited
6 July 2004	Announcement of retirement of Mr Ted van Arkel and managing director of Progressive Enterprises
29 July 2004	Announcement by Multiplex of acquisition on a sale and lease-back basis by Multiplex of New Zealand properties from a wholly owned subsidiary of Foodland
29 July 2004	Announcement by Foodland of agreement between a subsidiary of Progressive Enterprises and Multiplex for the sale and lease-back of a New Zealand property portfolio
4 August 2004	Lodgement of notice of initial substantial shareholder from Lazard Asset Management Pacific Co
16 August 2004	Lodgement of notice of initial substantial shareholder from UBS Nominees Pty Limited and its related bodies corporate
17 August 2004	Announcement of fourth quarter sales
31 August 2004	Lodgement of notice of change of interests of substantial holder from UBS Nominees Pty Limited and its related bodies corporate
13 September 2004	Lodgement of preliminary final report for 52 weeks ended 31 August 2004
13 September 2004	Announcement of 2004 full year results
13 September 2004	Lodgement of 2004 full year presentation slides
13 September 2004	Announcement of changes to Foodland board
22 September 2004	Lodgement of change of director's interest notice following an on-market trade for Peter John Mansell
24 September 2004	Lodgement of notice of change of interests of substantial holder from UBS Nominees Pty Limited and its related bodies corporate
30 September 2004	Announcement that Mr John A. Fletcher joined the Foodland board
7 October 2004	Lodgement of initial director's interest notice for Mr John A. Fletcher
18 October 2004	Lodgement of letter to ASX responding to ASX query relating to article in the *West Australian*
26 October 2004	Lodgement of notice of change of interests of substantial holder from Lazard Asset Management Pacific Co
29 October 2004	Announcement of retirement of company secretary, Mr Chris Bennett
1 November 2004	Lodgement of 2004 Annual Report
4 November 2004	Lodgement of notice of change of interests of substantial holder from Perpetual Trustees Australia Limited
8 November 2004	Lodgement of notice of initial substantial shareholder from Schroder Investment Management Australia Limited
8 November 2004	Lodgement of notice of Annual General Meeting to be held on 8 December 2004
8 November 2004	Lodgement of Proxy Form
17 November 2004	Announcement of first quarter sales

19 November 2004	Lodgement of notice of change of interests of substantial holder from Perpetual Trustees Australia Limited
22 November 2004	Announcement of issue of 704,458 shares under the Employee Share Option Plan (ESOP)
25 November 2004	Announcement of ongoing employment contract with Mr Trevor Coates
2 December 2004	Lodgement of notice of Annual General Meeting to be held on 8 December 2004
6 December 2004	Announcement by Metcash of takeover offer for Foodland and capital reorganisation
6 December 2004	Presentation by Metcash CEO
6 December 2004	Announcement of trading halt of Foodland Shares
6 December 2004	Announcement of Foodland board advising shareholders to take no action on the Metcash proposal
8 December 2004	Lodgement of chairman's address to the Annual General Meeting
8 December 2004	Lodgement of slide presentation from Annual General Meeting
8 December 2004	Lodgement of Chief Executive Officer and Group Managing Director's address to the Annual General Meeting
8 December 2004	Lodgement of results of Annual General Meeting
8 December 2004	Lodgement of notice of change of interests of substantial holder from Perpetual Trustees Australia Limited
13 December 2004	Lodgement of letter from Foodland chairman to shareholders relating to Metcash's takeover offer
15 December 2004	Lodgement of final director's interest notice for Erich Fraunschiel
16 December 2004	Lodgement of Foodland constitution
24 December 2004	Announcement of continuation of employment of company secretary, Mr C. E. Bennett
10 January 2005	Lodgement of notice of change of interests of substantial holder from Perpetual Trustees Australia Limited


Metcash
TRADING LIMITED AUSTRALASIA

(ABN 61 000 031 569)

06 December 2004

Metcash announces Takeover Offer for Foodland and Capital Reorganisation

Metcash Trading Ltd ("**Metcash**" or the "**Company**") (ASX:MTT) announced today that it intends to make an off-market takeover offer ("**the Offer**") to acquire the entire issued share capital of Foodland Associated Ltd ("**Foodland**") (ASX:FOA).

Under the Offer, Foodland shareholders will retain ownership of Foodland's New Zealand business (**"Foodland New Zealand"**), whilst Metcash will acquire Foodland's Australian business (**"Foodland Australia"**). The Offer values Foodland Australia at A$846m or A$7.18 per Foodland share, representing an implied premium of 39%[1] to the estimated value of Foodland Australia.

Metcash also announced today a Capital Reorganisation which will result in the acquisition of the entire issued share capital of Metcash's 60% majority shareholder, Metoz Holdings Limited[2] ("**Metoz**") ("**Capital Reorganisation**").

Under the Capital Reorganisation, Metcash will pay cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share). Metoz shareholders will carry full exchange rate risk prior to Completion.

The Offer and the Capital Reorganisation (collectively "The Proposal") are not inter-conditional.

[1] Refer to Annex B for calculation.
[2] Metoz (JSE: MOZ) is a holding company listed on the Johannesburg Stock Exchange in South Africa.

A value creating transaction

Mr Andrew Reitzer, Chief Executive Officer of Metcash, said:

"The Takeover Offer for Foodland and the Capital Reorganisation represents a win-win outcome for both Foodland and Metcash shareholders. This is a transaction where both sets of shareholders can participate in significant value creation."

"The Foodland Australia business will benefit from both the highly experienced and successful Metcash management team as well as the proven IGA business model. Foodland shareholders will receive an attractive price for the underperforming Australian operations and under the share alternative the opportunity to participate in the value created by the acquisition. In addition, they will retain the high quality New Zealand business that will now represent a very attractive pure play food retail investment that has a leading market position."

"Metcash shareholders will also participate in significant benefits including: cementing our position as the clear number three player in the market; completing the national roll-out of IGA; the realisation of synergies in terms of margins and costs and the creation of a more attractive investment proposition through increased scale, liquidity and a broader investor base."

"Overall, the benefits to Foodland and Metcash shareholders will be substantial."

Benefits to Foodland Shareholders

Metcash considers the Offer to be a highly attractive opportunity for Foodland shareholders, offering the following benefits:

- a premium of 39% to the estimated value of Foodland Australia[3];
- a highly experienced and successful management team (Metcash shares have outperformed Foodland shares by 16%[4] over the past 12 months);
- access to a proven and consistent business model and growth strategy;
- participation in the expected Metcash share price re-rating and earnings uplift; and
- the unlocking of value of Foodland New Zealand by providing investors with a pure play New Zealand food retail investment with a leading market position.

[3] Implied from the closing Foodland 1 month Volume Weighted Average Price of $19.21 to 3 December 2004 and the estimated value of Foodland New Zealand (refer Annex B)

[4] Calculated based on the share price returns over the 12 months to 3 December 2004.

Benefits to Metcash Shareholders

The Proposal also provides highly attractive benefits to Metcash shareholders:

- significant EPS accretion of 20% in the first full year following The Proposal[5];
- unique synergies;
- increased scale through a complementary acquisition in Metcash's core business;
- strengthens Metcash's market position through the creation of a national network of Independent retailers;
- significantly improved liquidity fom increasing the free float (40% to 100%);
- improved breadth and depth of equity investor base;
- optimises Metcash's capital structure;
- returns Metcash to Australian ownership; and
- expected entry into the ASX 100.

Terms of the Transaction

Under the Foodland Offer, Metcash is proposing that Foodland shareholders will receive:

- 2.44[6] Metcash Australian preference shares ("**A Shares**") or A$7.18 cash (to represent the same value and economic entitlement as Metcash ordinary shares); and
- one Metcash New Zealand preference share ("**NZ Shares**") per Foodland share (to represent the value of and economic entitlement to Foodland New Zealand, intended to be retained by Foodland shareholders).

Following the successful completion of the Offer and compulsory acquisition, the NZ Shares will convert into ordinary shares in Foodland New Zealand and the company will be separately listed on the ASX. This conversion will be subject to shareholder approvals at that time.

---

[5] Represents year ending 30 April 2006. EPS defined as pre goodwill amortisation, amortisation of financing costs and post segregation of retail stores. Assumes 100% cash takeup.

[6] Exchange ratio is determined using Metcash price of A$2.94 as at 3 December 2004. In the event Metcash proceeds with a rights issue prior to the close of the Offer this figure will need to be adjusted accordingly.

Under the Capital Reorganisation, a new holding company, Newco, will be put in place whereby:

- all of the shares in Metoz will be purchased for a cash consideration of A$2.92 for each Metcash share held by Metoz (includes assumed Metoz subsidiary net debt of approximately A$0.12 per Metcash share); and
- shareholders in Metcash will receive 1 Newco ordinary share for each Metcash share held.

At the completion of the Capital Reorganisation, Newco will be renamed Metcash.

The Capital Reorganisation will be implemented by way of two Schemes of Arrangement:

- a Metoz Scheme of Arrangement in South Africa ("**Metoz Scheme**"); and
- a Metcash Scheme of Arrangement in Australia ("**Metcash Scheme**" or collectively "**the Schemes**").

Assuming the Schemes are approved, Metcash shareholders will become shareholders of Newco, a company to be listed on the ASX, which will own 100% of the ordinary shares in Metcash[7].

On 3 December 2004, the two largest Metoz shareholders: RMB Asset Management (Pty) Limited, and STANLIB Asset Management Limited, who collectively control, as asset managers on behalf of their clients, 47% of the issued ordinary shares in Metoz have separately provided binding undertakings to Newco to vote in favour of the Metoz scheme and all such shareholders' resolutions of Metoz as may be necessary to implement The Proposal. This undertaking will fall away on receipt by Metoz or all its shareholders of a materially superior offer, which offer needs to be unconditional as to funding, and needs to be certified by an independent financial adviser appointed by Metoz as having a better than even prospect of becoming unconditional in every respect by the first closing date of such offer.

---

[7] After the Foodland Offer has closed and Metcash has completed compulsory acquisition, if the Schemes are approved, the A shares will convert into ordinary shares of Newco. If the Schemes are not approved, on the closing of the Foodland Offer and compulsory acquisition, the A shares will convert into ordinary shares of Metcash.

Transaction Funding

Metcash has a funding plan in place for the transaction. As part of the funding for the Offer, Metcash has today launched an underwritten equity placement of 90 million shares at a minimum price of A$2.60 per share. A Share Purchase Plan will also be offered to Retail shareholders on the same terms as the placement.

Documentation

Circulars to Metcash shareholders outlining, amongst other things, the required resolutions associated with The Proposal and the Bidder's Statement, to be despatched to Foodland shareholders, are currently being prepared. Full particulars of The Proposal will be provided to shareholders in the coming weeks.

An Independent Expert's Report will be included in the Metcash Scheme and the Foodland Offer documentation.

The Proposal will be subject to a number of conditions, a summary of which is set out in Annex A.

Foodland Approach

Over the course of the last 2 years the Metcash Board and management have been reviewing a number of strategic growth options, both domestically and in line with the Company's previously announced desire for a fourth business pillar. Consistent with this, one of the initiatives actively reviewed over the last 12 months has been the acquisition of Foodland's Australian assets.

Metcash is aware that Foodland has previously approached certain Metoz shareholders with a highly conditional and incomplete proposal that could have led to a conditional off-market offer to acquire Metcash for A$3.30 cash per share.

Although Foodland did not directly approach Metcash, the Board of Metcash carefully considered the highly conditional and incomplete proposal which included, amongst many other conditions, a request for due diligence. The Metcash Board, in conjunction with its advisers, assessed the highly conditional and incomplete proposal on the basis of price and conditionality against its completion prospects and value, relative to other options available to Metcash shareholders. The Metcash Board concluded that the Foodland proposal was incomplete, highly conditional and less attractive than other options including The Proposal, and therefore, that providing a major

competitor with commercially sensitive information would be potentially damaging to the Company, particularly in the event Foodland did not proceed to make any offer or, if made, the offer did not succeed.

Concluding Remarks

Mr Reitzer said that: "the size and benefits of this Proposal will launch the Company into the next phase of its life cycle and offers a unique opportunity for our shareholders, employees, suppliers and customers."

ENDS

All enquires should be directed to:
Mr Andrew Reitzer (Chief Executive Officer)
Telephone: +61 2 9741 3010

Mr Edwin Jankelowitz (Finance Director)
Telephone: +61 2 9741 3011

Tim Allerton (City Public Relations)
Telephone: +61 2 9267 4511

Financial advisers
Deutsche Bank AG
Momentum Corporate

Legal advisers
Freehills - Australia
Webber Wentzel Bowens – South Africa

Lead Manager and Underwriter of Equity Placement
Deutsche Bank AG

Annex A: Summary of Offer and Capital Reorganisation Conditions

Offer

(a) FIRB, ACCC and all other regulatory and shareholder approvals being obtained on an unconditional basis.

(b) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the Offer or transactions contemplated by the Offer.

(c) Shareholder approvals being obtained under ASX listing rules 7.1 and 7.4, ASX approving the quotation of the A Shares and NZ Shares, ASIC providing the appropriate modifications of the Corporations Act (for which applications will be made) and shareholder approvals being obtained for the amendments to Metcash's constitutions required to allow the Offer.

(d) No action by any party to an agreement or instrument to which Foodland, any Foodland associate or any entity controlled by Foodland or any Foodland associate ("**Foodland Group**") is party which could result, to a material extent in the context of the Foodland Group as a whole, in moneys becoming repayable early, termination of or action under such agreement or instrument, termination or modification of an interest in any investment, or an adverse effect on the business of Foodland or its subsidiaries.

(e) Foodland Group, does not acquire or offer or agree to acquire, directly or indirectly, any interest in more than 5% of the ordinary shares in Metcash or Metoz.

(f) No event that could have a material adverse effect on the business, financial or trading position, assets or liabilities, profitability or prospects of Foodland Australia, taken as a whole, since 1 August 2004, other than in the ordinary course of its business and, for these purposes, a diminution in the value of Foodland Australia of A$80,000,000 will be material.

(g) Foodland and its subsidiaries: not acquiring or disposing of any company, business or asset for greater than, in aggregate, A$20,000,000; not entering, varying or terminating any joint venture or other arrangement involving a commitment of the Foodland Group greater than, in aggregate, A$20,000,000; not entering, varying or terminating a material contract (including a contract the termination of which is likely to adversely affect Foodland Group earnings before interest and tax by more than, in aggregate, A$10,000,000 per annum); not incurring or committing to capital expenditure greater than, in aggregate,A$20,000,000 unless announced to the ASX prior to 6 December 2004; not releasing or discharging any substantial obligation owed to it; not entering or varying a contract of service with any director or officer, paying any retirement benefit to any director or officer, or making a substantial change to the remuneration of any

director, officer or employee; and carrying on the business of the Foodland Group in the ordinary course of ordinary business.

(h) Obtaining the waiver or consent of parties to material contracts (including contracts the termination of which is likely to adversely affect the revenues or costs of the Foodland Group by more than A$20,000,000 per annum) which could be terminated or varied as a result of Metcash acquiring a relevant interest in any shares in Foodland.

(i) The S&P ASX 200 Index not falling below 3,300 on any ASX trading day.

(j) No prescribed occurrences (listed in section 652C of the Corporations Act) happening.

(k) Each of the preconditions to the availability of the cash facilities is and remains satisfied and there is no default or potential default under them.

(l) The equity placement proposed for 6 December 2004 raises a minimum of A$234,000,000.

(m) By the end of the offer period, Metcash and its associates have relevant interests in at least 90% of the shares in Foodland.

Metcash scheme

(a) Metcash members and option holders approving the scheme by the requisite majorities.

(b) The South African scheme of arrangement becoming effective.

(c) The approval of the members of Metcash by the requisite majorities in respect of financial assistance, related party transactions, Listing Rule 10 and the appointment of directors to Newco.

(d) ASX approvals (including conditional admission of Newco to the official list), ASIC modifications, ACCC and all other regulatory approvals being obtained on an unconditional basis.

(e) No decision, order, action, investigation or application of any government or judicial body restraining or impeding the scheme of arrangement.

(f) A majority of the directors of Metcash recommending and not changing their recommendation to members to vote in favour of the Australian scheme of arrangement.

(g) No material adverse change occurring in relation to Metcash or Newco.

(h) The approval of the scheme by an Australian court of competent jurisdiction.

(i) ASX approving the admission of Newco to, and quotation of the securities of Newco on, the official list of ASX.

Metoz scheme

(a) The approval of the Metoz Scheme by a majority representing not less than 75% of the votes exercisable by scheme members present and voting at the scheme meeting, either in person or by proxy, and the sanctioning thereof by the High Court;

(b) The registration by the Registrar of Companies of a certified copy of the Order of Court sanctioning the Metoz Scheme, in terms of the Act;

(c) The obtaining of all regulatory approvals that may be necessary for the implementation of the Metoz Scheme, either unconditionally or subject to such conditions as are acceptable to Newco and Metoz;

(d) No material adverse change having arisen in relation to Metoz, by no later than the business day prior to the date of the sanction of the scheme; and

(e) The Metcash Australia Scheme becoming effective.

Annex B: Premium Calculation

Premium to implied Foodland Australia value

	A$ million **(unless stated otherwise)**	**Equity Value Per Share (A$)**
Foodland share price (1 month VWAP to 3 Dec 2004)	A$19.21 per share	A$19.21
Shares outstanding in Foodland	117.8m	-
Foodland equity value	2,263	-
Plus: net debt 2004	230[1]	-
Foodland Enterprise Value	2,493	-
Less: Enterprise value of Foodland New Zealand	(1,883)[2]	(14.03)[3]
Implied Enterprise value of Foodland Australia	610	5.18
Offer price for Foodland Australia	846	7.18
Premium to implied Foodland Australia Value	**39%**	**39%**

1. Foodland reported net debt as at 3 August 2004 of A$366m less proceeds from sale of New Zealand property of A$136m
2. Consensus broker forecasts for Foodland New Zealand EBITA 2005E plus estimated New Zealand property EBITA less estimated share of corporate costs allocated to New Zealand equals EBITA of A$169m. Estimated 2005E EBITA multiple for Foodland New Zealand of ~11.2x
3. Assumes all debt of Foodland remains with Foodland New Zealand. Enterprise Value per share A$15.98 less net debt per share of $1.95

 Foodland Associated Limited ACN 008 667 650

COMPANY ANNOUNCEMENT **6 DECEMBER 2004**

FAL BOARD ADVISES SHAREHOLDERS TO TAKE NO ACTION ON METCASH PROPOSAL

Foodland Associated Limited ("FAL") advises shareholders that Metcash Trading Limited ("Metcash") today announced a complex and highly conditional proposal for the acquisition of FAL.

The Group Managing Director of FAL, Mr Trevor Coates, said "This proposal is surprising given the extent of the recent detailed and confidential negotiations we have been having with Metoz (the controlling shareholders of Metcash) and its major South African shareholders, as well as recent discussions with Metcash".

The Board of FAL is currently reviewing the details of this proposal and assessing its implications for FAL shareholders. The Company's first and foremost objective is to ensure its shareholders' interests are served in the best possible manner.

Accordingly, shareholders are advised to TAKE NO ACTION on the Metcash proposal. A detailed response will be provided to shareholders following the Board's thorough review of the options available.

However, the Company notes the proposal;

(a) relies on the break-up of the successful FAL business;

(b) relies on offering FAL shareholders a share in the FAL NZ business, which they already own; and

(c) incorporates an offer of Metcash preference shares for FAL shareholders. Shareholders should be aware that preference shares have inferior voting rights to the ordinary shares that they already own.

ABN AMRO Corporate Finance and Mallesons Stephen Jaques have been retained as advisers to FAL in relation to this proposed offer.

For more information please contact:

Mr Trevor Coates
Group Managing Director
Foodland Associated Limited
Telephone: (08) 9311 6009

Mr James Brown
General Manager Finance
Foodland Associated Limited
Telephone: (08) 9311 6006

Symbol Strategic Communications
Louise Watson/Yves Noldus
Telephone: (02) 9324 4288 / 4287

This announcement is available on the FAL website. The address is www.fal.com.au

218 Bannister Road Canning Vale Western Australia 6155
Locked Bag 30 Canning Vale Western Australia 6970
Telephone (08) 9311 6000 Facsimile (08) 9311 6013

FAL Foodland Associated Limited ACN 008 667 650

10 December 2004

Dear shareholder,

As you may be aware, Metcash Trading Limited ("Metcash") recently announced a proposal to acquire your company.

At this stage, your Board have only received the brief announcement on the proposal made by Metcash to the Australian Stock Exchange and to the media. We are yet to receive the offer documentation that constitutes a formal proposal, nor has the Metcash Board made any direct contact with us.

What we presently know about the proposal is that Metcash intends to make an off-market takeover for all of Foodland's shares in exchange for Metcash Australian preference shares or cash and Metcash New Zealand preference shares, which it appears, are intended to convert into Foodland New Zealand shares and be listed separately on the Australian Stock exchange. At this stage, it is unclear how this is to be achieved.

We also note that the proposal is highly complex and conditional and does not address some key aspects of the suggested arrangements. For example, it is not clear what the tax implications are for Foodland or for our shareholders, how much certainty there is around the funding for the proposal and how a number of other issues (such as structural, implementation and legal issues) are to be addressed. The proposal also appears to have considerable completion risks.

The Metcash proposal relies on the break-up of the successful Foodland business and appears to ignore the synergies created by the current business portfolio and the potential negatives of breaking up this portfolio.

Your Board is reviewing the available information in relation to this proposal, assessing its implications and considering all the available options. Once more detailed documentation relating to the proposal is received from Metcash, that material will also be reviewed in a timely and appropriate manner. Our deliberations are first and foremost in the context of ensuring the best interests of you, our shareholder, are met.

For some time, your Board has recognised the need for industry consolidation within Australia to maximise shareholder value. We initiated this process and it is as a consequence that we approached Metoz, Metcash's controlling shareholders and its principal South African shareholders, earlier this year with a proposal that we felt was attractive to all of its shareholders and would contribute to significant value creation for Foodland shareholders. Our negotiations and proposal were initiated on a friendly basis and included a due diligence requirement as your Board felt that a friendly approach and due diligence were the most sensible and prudent course of action.

We will continue to communicate with you in a consistent and timely fashion and advise you of our response as soon as our deliberations have been concluded. All of our announcements regarding this matter are available on the Foodland Associated Ltd website, www.fal.com.au. You can also call our shareholder information line on toll-free number 1800 068 729, from 9am to 8pm AEDT / 6am to 5pm AWST, Monday to Friday, if you have any questions regarding the Metcash proposal.

Yours sincerely,



Len Bleasel AM
Chairman

218 Bannister Road Canning Vale Western Australia 6155
Locked Bag 30 Canning Vale Western Australia 6970
Telephone (08) 9311 6000 Facsimile (08) 9311 6013

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



Annexure E - Newco's Share Issue Deed Poll

This Share Issue Deed Poll

is made on 21 January 2005

by **The Newco Project X Limited**
ABN 32 112 073 480
c/o Deutsche Bank AG, Level 18, 225 George Street, Sydney, NSW 2000
(**Newco**)

in favour of Each holder of A Shares (other than Newco) from time to time in
Metcash Trading Limited (**Metcash**)
ABN 61 000 031 569
of 4 Newington Road, Silverwater, NSW 2138 (**A Shareholders**)

Recitals

A. Metcash proposes to issue the A Shares as consideration under the Offer.

B. Upon the satisfaction of certain conditions, the A Shares will be exchanged for Newco Shares in accordance with the Terms of Issue.

C. Newco is entering into this deed poll for the purpose of covenanting in favour of A Shareholders to issue Newco Shares upon receipt of an Exchange Notice pursuant to the Terms of Issue.

This deed poll provides

1 Definitions and interpretation

1.1 Definitions

In this deed poll (including the Recitals), unless the context otherwise requires:

(a) **A Shares** means fully paid class A preference share in Metcash;

(b) **Act** means Corporations Act;

(c) **Business Day** means a day on which banks are open for business in Sydney, excluding a Saturday, Sunday or public holiday;

(d) **Exchange** means the exchange of A Shares for Newco Shares in accordance with the Terms of Issue;

(e) **Exchange Notice** means a notice from Metcash to Newco requesting that each A Share shall be exchanged for the issue of one Newco Share;

(f) **Effective** means the coming into effect, pursuant to section 411(1) of the Act, of the order of the Court made under section 411(4)(b) in relation to the Metcash Share Scheme;

(g) **Metcash Share Scheme** means the scheme of arrangement pursuant to Part 5.1 of the Act to be made between Metcash and Scheme Shareholders subject to any alteration or condition made or required by the Court pursuant to section 411(6) of the Act, by which Newco will acquire the non-Metoz share capital of Metcash;

(h) **Newco Share** means an ordinary share in Newco;

(i) **Offer** means Metcash's offer to acquire all the shares in Foodland Associated Limited (ABN 13 008 667 650);

(j) **Terms of Issue** means the terms of issue of the A Shares as annexed to this deed poll;

(k) **Transfer** means a duly executed transfer notice by Metcash as attorney on behalf of each A Shareholder for the purposes of the Exchange; and

(l) words and phrases used in this deed poll have the same meaning as given to them in the Terms of Issue.

1.2 Interpretation

In this deed poll headings and bold type are for convenience only and do not affect the interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) a reference to any document (including this deed poll) is to that document as varied, novated, ratified or replaced; and

(c) a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule.

1.3 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day.

1.4 Nature of deed poll

Newco acknowledges that this deed poll may be relied on and enforced by any A Shareholder in accordance with its terms even though they are not parties to it.

2 Duration of obligation

Newco's obligations under this deed poll are subject to the Metcash Share Scheme becoming Effective, and continue until such time as:

(a) Newco is registered as the holder of all the A Shares; and

(b) Newco has fully and finally discharged its obligations in respect of all the A Shares under clause 3 so that all former A Shareholders are registered as holders of Newco Shares,

provided that the Metcash Share Scheme has not become Effective by 21 January 2006, this deed poll will terminate.

3 Exchange

3.1 General obligation

Newco will do all things necessary to effect the Exchange.

3.2 Issue of Newco Shares

Without limiting the generality of clause 3.1:

(a) promptly upon receipt of a Transfer in respect of A Shares, Newco will issue and allot one Newco Share to each A Shareholder specified on the Transfer and enter the name of such A Shareholder on the register of members of Newco; and

(b) no later than 3 Business Days after receipt of the Transfer, despatch or procure the despatch to each A Shareholder by prepaid post to his or her address specified in the Transfer, an uncertified holding statement in the name of that A Shareholder.

3.3 Joint holders

In the case of joint holders of A Shares, uncertified holding statements issued under clause 3.2(b) shall be issued in the name of and forwarded to the A Shareholder whose name appears first in the Transfer.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



4 Warranties

Newco represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c) it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll; and

(d) this deed poll is valid and binding on it.

5 Deed poll irrevocable

This deed poll is irrevocable.

6 General

6.1 Stamp duty

Newco will:

(a) pay all stamp duties and any related fines, penalties and other costs in respect of the Exchange and this deed poll, the performance of this deed poll and each transaction effected by or made under this deed poll; and

(b) indemnify each A Shareholder against any liability arising from failure to comply with clause 6.1(a).

6.2 Notices

Any notice or other communication to Newco in respect of this deed poll must be in legible writing and in English and:

(a) addressed as shown below:

Attention: Company Secretary, The Newco Project X Limited

Address: c/o Deutsche Bank, Level 18, 225 George Street, Sydney, NSW, 2000

Fax no: (02) 9258 1899

(b) must be signed by the person making the communication or by a person duly authorised by that person;

(c) must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of Newco in accordance with clause 6.2(a);

(d) will be regarded as received by Newco:

(1) if sent by fax, at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a not a Business Day, or is after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day; and

(2) in any other case, on delivery at the address of Newco as provided in clause 6.2(a), unless that delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be regarded as received at 9.00am on the next Business Day.

6.3 Governing law and jurisdiction

This deed poll is governed by the laws of New South Wales. Newco irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales.

6.4 Waiver

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon default under this deed poll must be in writing and signed by the party granting the waiver subject to the Terms of Issue.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll or on a default under this deed poll as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e) This clause may not itself be waived except in writing subject to the Terms of Issue.

6.5 Variation

A provision of this deed poll may not be varied, altered or otherwise amended unless the variation is agreed to by Metcash, in which event Newco will enter into a further deed poll in favour of the A Shareholders giving effect to the variation, alteration or amendment.

6.6 Cumulative rights

The rights, powers and remedies of Newco and each A Shareholder under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

6.7 Assignment

The rights and obligations of Newco and each A Shareholder under this deed poll are personal and must not be assigned or otherwise dealt with at law or in equity.

6.8 Further action

Newco will promptly do all things and execute all further documents necessary to give effect to this deed poll.

Executed as a deed poll in New South Wales:

The common seal of

The Newco Project X Limited

is fixed to this document

in the presence of:

______________________	______________________
Secretary/Director	Director
______________________	______________________
Name (please print)	Name (please print)



Annexure F – Prescribed occurrences

The prescribed occurrences, for the purposes of the condition in Section 23.9(i) of this Bidder's Statement (being the prescribed occurrences listed in Section 652C of the Act) are:

(1) Foodland converting all or any of its shares into a larger or smaller number of shares under Section 254H of the Act;

(2) Foodland or a subsidiary of Foodland resolving to reduce its share capital in any way;

(3) Foodland or a subsidiary of Foodland entering into a buy-back agreement or resolving to approve the terms of a buy-back agreement under subsection 257C(1) or 257D(1) of the Act;

(4) Foodland or a subsidiary of Foodland making an issue of its shares or granting an option over its shares or agreeing to make such an issue or grant such an option;

(5) Foodland or a subsidiary of Foodland issuing, or agreeing to issue, converting notes;

(6) Foodland or a subsidiary of Foodland disposing or agreeing to dispose, of the whole, or a substantial part, of its business or property;

(7) Foodland or a subsidiary of Foodland charging, or agreeing to charge, the whole, or a substantial part, of its business or property;

(8) Foodland or a subsidiary of Foodland resolving that it be wound up;

(9) the appointment of a liquidator or provisional liquidator of Foodland or of a subsidiary of Foodland;

(10) the making of an order by a court for the winding up of Foodland or of a subsidiary of Foodland;

(11) an administrator of Foodland or of a subsidiary of Foodland being appointed under Section 436A, 436B or 436C of the Act;

(12) Foodland or a subsidiary of Foodland executing a deed of company arrangement; or

(13) the appointment of a receiver, receiver and manager, other controller (as defined in the Act) or similar official in relation to the whole, or a substantial part, of the property of Foodland or of a subsidiary of Foodland.

Annexure G – Summary of rights attaching to Metcash and Newco Shares

Note: A reference to Metcash should also be read as a reference to Newco, except in those circumstances where reference is made to Metcash Trading Limited.

(a) **(Share capital)** Metcash directors may issue or cancel Metcash Shares (including preference shares), or grant options over unissued Metcash Shares. Metcash Trading Limited directors may also issue A Shares and NZ Shares.

(b) **(Transfer of Metcash Shares)** Subject to Metcash's constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of their shares by a proper ASTC transfer or an instrument in writing in any usual form or in any other form that the directors of Metcash approve.

The transferor remains the holder of the shares transferred until the transfer is effected in accordance with the ASTC Settlement Rules or the name of the transferee is entered in the register of members in respect of the shares.

The directors may decline to register a transfer where the transfer is not in registrable form or the refusal to register is permitted under the ASX Listing Rules.

(c) **(Voting)** Subject to Metcash's constitution, at a general meeting, each ordinary shareholder entitled to vote may attend and vote in person or by proxy, attorney or (where a member is a body corporate) by representative.

A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded. Subject to the Metcash constitution, on a show of hands, every ordinary shareholder present in person or by proxy, attorney or representative has one vote. Subject to the Metcash constitution, on a poll, every ordinary shareholder voting in person or by proxy, attorney or representative has one vote for each fully paid share held by them.

(d) **(Dividends)** Subject to the Act, the directors of Metcash may pay any interim and final dividends, without confirmation by a general meeting as, in their judgment, the financial position of Metcash justifies.

Further information on Metcash's dividend policy is in Section 10.4 of this Bidder's Statement.

(e) **(Dividend reinvestment plan)** The directors may implement a dividend reinvestment plan on such terms as they think fit.

(f) **(Capitalisation of profits)** Subject to any rights or restrictions attached to any shares or class of shares, the directors of Metcash may capitalise any amount and distribute it among such of the members as would be entitled to receive dividends and in the same proportions.

(g) **(Winding up)** Subject to the Metcash constitution and to the rights or restrictions attached to any shares or a class of shares (and, in the case of Metcash Trading Limited, including the A Shares and the NZ Shares whose terms are summarised in Section 18 of this Bidder's Statement), if Metcash is wound up and the property of Metcash is sufficient to pay all debts, liabilities and costs of winding up, the excess must be divided among the ordinary shareholders in proportion to the number of shares held by them.

If the company is wound up, the liquidator may, with the sanction of a special resolution, divide the whole or any part of the property of the company among the members and determine how the division is to be carried out as between the members.

(h) **(Alteration of capital)** Subject to the Act, Metcash may, by resolution, alter the company's share capital. The directors may determine any distribution paid on a return of capital including a distribution of specific assets. If the company distributes to its members securities in another body corporate, each member agrees to become a member of that other body corporate.

R MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION



Annexure H – Additional financial information

This annexure should be read in conjunction with Sections 9.6, 12, 16 and 17 of this Bidder's Statement. In particular all disclaimers, notes and details in these Sections should be given detailed attention.

1.1 Detailed reconciliation of statement of financial position for Scenario 1 – Offer successful but Capital Reorganisation not Effective

Set out below is the detailed reconciliation of the statement of financial position of New Metcash including further detail on the adjustments relating to Australian IFRS.

Year ending 31-Oct-04	AGAAP							Australian IFRS
A$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding, transaction and restructure costs**	**Offer**	**Action Super-markets[4]**	**Property[5]**	**New Metcash**	**New Metcash**
Cash	19	6	846[1]	(846)[2]			25	25
Inventory	428	95					523	523
Accounts receivable	704	72					776	776
PP&E	129	53				(36)[5]	146	146
Intangibles	236	9	53	303[3]			601[3]	597[6]
Other	14	81		336	(336)[4]		95	95
Total assets	**1,530**	**316**	**899**	**(207)**	**(336)**	**(36)**	**2,166**	**2,162**
Debt	102		649[1]		(336)[4]	(36)[5]	379	379
Accounts payable	881	109					990	990
Other	63						63	89[7]
Total liabilities	**1,046**	**109**	**649**		**(336)**	**(36)**	**1,432**	**1,458**
Net assets	**484**	**207**	**250**	**(207)**	**0**	**0**	**734**	**704**

(a) Consolidation adjustments

Note 1:

The funding for Scenario 1 is sourced as follows:

	A$ million
Debt	
Senior debt	425
Action Facility	235
Less debt related transaction costs	(11)
	649
Other	
Cash	291
Less CULS redemption premium	(19)
Less other transaction costs	(45)
Less restructure costs	(30)
	197
Net funds	**846**

Note 2:

Represents purchase consideration for acquisition of Foodland Australia.

Note 3:

The goodwill generated on consolidation of Foodland Australia is as follows:

	A$ million
Consideration	846
Less fair value of Action Supermarkets (refer note 4)	(336)
Less fair value of net assets of Foodland Wholesale acquired[a]	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non-debt or equity related transaction costs	23
	601

Note:

a Metcash has assumed that the fair value of assets equals the book value



Note 4:

The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.

Note 5:

Foodland's 2004 Annual Report discloses the independent valuation of all Foodland's owned land and buildings (other than land held for resale which is included in inventories), plus additions in the 2004 financial year recorded at cost. The independent valuations were performed as at July 2003, with a value attributed to the property assets of $67.4 million.

The annual report does not disclose a split of land and buildings by these segments however, it does disclose the split of "Property and Other" assets. Metcash has allocated the land and buildings between Foodland Australia and Foodland New Zealand as follows based on the proportion of "Property and Other" assets.

	A$ million
Foodland Australia	36
Foodland New Zealand	31
	67

Australian IFRS adjustments

Note 6:

	A$ million
AGAAP intangible assets	601
Write-off of restructure costs	(30)
Contingent liabilities	25
IFRS intangible assets	**597**

Note 7:

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.

1.2 Detailed reconciliation of statement of financial position for Scenario 2 – Offer successful and Capital Reorganisation Effective

Set out below is a detailed reconciliation of the statement of financial position for New Metcash including further detail on the adjustments relating to Australian IFRS.

Year ending 31-Oct-04	AGAAP								Australian IFRS
A$ million	**Metcash standalone**	**Foodland Wholesale**	**Funding transaction and restructure costs**	**Capital Reorganisation**	**Offer**	**Action Supermarkets[3]**	**Property[3]**	**New Metcash**	**New Metcash**
Cash	19	6	1,971[1]	(1,125)[2]	(846)[3]			25	25
Inventory	428	95						523	523
Accounts receivable	704	72						776	776
PP&E	129	53					(36)[3]	146	146
Intangibles	236[4]	9[4]	68	1,767	303			2,382[4]	606[5]
Other	14	81			336[3]	(336)[3]		95	95
Total assets	**1,530**	**316**	**2,039**	**642**	**(207)**	**(336)**	**(36)**	**3,947**	**2,171**
Debt	102		976[1]			(336)	(36)	706	706
Accounts payable	881	109						990	990
Other	63							63	89[7]
Total liabilities	**1,046**	**109**	**976**			**(336)**	**(36)**	**1,759**	**1,785**
Net assets	**484**	**207**	**1,063**	**642**	**(207)**	**0**	**0**	**2,188**	**385**

(a) Consolidation adjustments

Note 1:

The funding for Scenario 2 is sourced as follows:

	A$ million
Debt	
Senior debt	756
Action Facility	235
Less debt related transaction costs	(15)
	976
Other	
CUPS[a]	50
CULS[a]	744
Cash	291
Less other transaction costs	(60)
Less restructure costs	(30)
	995
Net funds	**1,971**

Note a: Subsequent to conversion to ordinary shares

Note 2:

Represents purchase consideration for acquisition of Metoz.

Note 3:

Refer to the detailed notes 2, 4 and 5 for Scenario 1.

Note 4:

The goodwill generated on consolidation in New Metcash is as follows:

	A$ million
Consideration for the Capital Reorganisation[a]	2,341
Conversion of CULS to New Metcash ordinary equity[b]	972
Less fair value of net assets acquired[c]	(1,547)
	1,766
Consideration for the Takeover Offer	846
Less fair value of Action Supermarkets[e]	(336)
Less fair value of net assets of Foodland Wholesale acquired[d]	(207)
	303
Existing Foodland Wholesale goodwill	9
Existing Metcash goodwill	236
Restructure costs	30
Non-debt or equity related transaction costs	38
	2,382

Notes:

- a *Comprises consideration of approximately $1.2 billion for the purchase of the shares of existing Metcash Shareholders and $1.1 billion for the purchase of Metoz*
- b *conversion of CULS into New Metcash ordinary equity at $3.32*
- c *Metcash is of the opinion that the fair value of assets equals the book value (see table below)*
- d *Metcash has assumed that the fair value of assets equals the book value*
- e *The assets, liabilities and associated funding relating to the Action Supermarkets are held in a limited recourse vehicle for the purposes of divestment.*

	A$ million
Net assets of Metcash standalone	484
Equity Placement	263
CULS	729
SPP	21
CUPS	50
	1,547



(b) Australian IFRS adjustments

Note 5:

	A$ million
AGAAP Intangible assets	2,382
Reversal of goodwill which does not arise under Australian IFRS	(1,766)
Reversal of goodwill amortisation (6 months to 31 October 2004)	11
Contingent liabilities	25
Non-debt or equity related transaction costs relating to Capital Reorganisation	(16)
Write-off of restructure costs	(30)
Australian IFRS intangible assets	**606**

Note 6:

A contingent liability for Foodland taxation matters of $25.5 million is recognised as a liability in accordance with Australian IFRS. This has an impact of increasing the goodwill arising on the acquisition of Foodland.

1.3 Reconciliation of New Metcash incremental sales for Offer

Below is a breakdown of the incremental sales Metcash/New Metcash is forecast to generate as a result of the Offer.

New Metcash incremental sales A$ million	30-Apr-06 Forecast
Sales	
Sales from supplying Action Supermarkets	917
Foodland Wholesale external sales	1,041
Total incremental sales to New Metcash from acquiring Foodland	**1,959**
Forecast sales of Action Supermarkets	1,529
Assumed Metcash wholesale % of Action Supermarkets retail sales	60%
Sales from supplying Action Supermarkets	917

New Metcash total sales A$ million	30-Apr-06 Forecast
Metcash standalone sales	7,232
Total incremental sales to New Metcash from acquiring Foodland	1,959
New Metcash total sales	**9,191**

1.4 Foodland Australia standalone

(a) Financial performance

Set out below is the historical financial information for Foodland Australia's two major divisions, Action Supermarkets and Foodland Wholesale for the years ending 3 August 2003 and 1 August 2004.

	AGAAP	
Year ending	**03-Aug-03**	**01-Aug-04**
	Historical	
Sales		
Action Supermarkets	1,209	1,330
Foodland Wholesale external sales	1,002	1,001
Total	**2,211**	**2,331**
Sales growth %		5.4%
EBITA		
Action Supermarkets	36	39
Foodland Wholesale	51	45
EBITA pre corporate costs	**87**	**84**
EBITA margin pre corporate costs	3.9%	3.6%
Corporate costs	(4)	(4)
EBITA post corporate costs	**83**	**80**
EBITA margin post corporate costs	3.8%	3.4%
Capital expenditure	62	84

(b) Foodland Australia historical performance assumptions

Sales and EBITA attributable to the Action Supermarkets chain are assumed to be equivalent to Australia Supermarket sales in the segment note to Foodland's annual report for the year ending 1 August 2004. Foodland Wholesale sales and EBITA reflects the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004.

Unallocated historical corporate costs in the segment note to Foodland's annual report for the year ending 1 August 2004 ($10.1 million in 2004 and $9.8 million in 2003) have been applied against the Foodland Australia standalone and Foodland New Zealand standalone operations in proportion to gross revenue of each operation. Metcash understands that Foodland allocates a proportion of corporate costs directly to its business segments. Metcash has assumed these corporate costs have been allocated in a manner that is consistent with business segment use and activity.

Historical EBITA reflected in the above table excludes property income and profits/(losses) on sale of property as reflected in the segment note to Foodland's annual report for the year ending 1 August 2004.

Historical capital expenditure has been sourced from the business segment commentary of Foodland's annual report for the year ending 1 August 2004, with any additional group capital expenditure initiatives disclosed in other public information being attributed to Foodland Australia on a basis broadly consistent with the Foodland Australia and Foodland New Zealand sales split.



(c) Statement of financial position

	AGAAP		
Year ending	**01-Aug-04 Historical**		
	Foodland Associated Limited	Foodland Australia	Foodland Australia Wholesale
Cash	59	23	6
Inventory	412	202	95
Accounts receivable	229	75	72
PP&E	451	180	53
Intangibles	722	147	9
Other	71	116	81
Total assets	**1,944**	**742**	**316**
Debt	425	0	0
Accounts payable and other	506	250	109
Total liabilities	**931**	**250**	**109**
Net assets	**1,013**	**492**	**207**

(d) Foodland Australia's statement of financial position assumptions

The pro forma statement of financial position above has been prepared on the basis of information disclosed in Foodland's annual report for the year ending 1 August 2004 in order to reflect Metcash management's best estimate of Foodland Australia as a standalone operation.

The pro forma information provided above is based on the statement of financial position disclosed in note 28 of Foodland's annual report for the year ending 1 August 2004, which separately discloses all Australian controlled entities, with the following adjustments:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland Group (in order to present Foodland Australia as a standalone operation).
- Removal of Metcash's estimate of Australian property assets from the property, plant and equipment line item disclosed.
- Other adjustments required to reflect information that is consistent with the Australian segment assets represented in the segment note of Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

Metcash has assumed that this provides a reasonable estimate of the financial position of Foodland Australia as a standalone operation without property investments. We note that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma statement of financial position above. Further information relating to the financial position of Foodland Australia as a standalone operation may be included in Foodland's Target's Statement in relation to the Offer which will be sent to Foodland shareholders directly by Foodland and will be publicly available.

(e) Foodland Australia Wholesale statement of financial position assumptions

Metcash has estimated the Foodland Australia Wholesale standalone proportion of the pro forma Foodland Australia standalone statement of financial position based on the Foodland parent company statement of financial position reflected in Foodland's annual report for the year ending 1 August 2004. The parent entity incorporates the Foodland Group's Australian wholesale operations (its principal activities are listed as Chief entity/Wholesale). Metcash has adjusted this statement of financial position for the following items:

- To the extent practicable, removal of all intercompany balances and other items that should eliminate on consolidation of the Foodland Group (in order to present Foodland Wholesale Australia as a standalone operation).
- Other adjustments required to reflect segment assets that are consistent with the Australia Franchise & Supply segment per the segment note in Foodland's annual report for the year ending 1 August 2004 and other disclosed amounts.

Metcash notes that segment asset information provided in Foodland's annual report for the year ending 1 August 2004 has not been provided by statement of financial position breakdown. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma Foodland Australia Wholesale statement of financial position above. Further information relating to these items may be included in Foodland's Target's Statement in relation to the Offer which will be sent to Foodland shareholders directly by Foodland and will be made publicly available.

1.5 Foodland New Zealand standalone

(a) Financial performance

Set out below is the historical financial information for Foodland New Zealand for the years ending 3 August 2003 and 1 August 2004.

	AGAAP	
Year ending	03-Aug-03	01-Aug-04
	Historical	
Sales	4,175	3,696
Non-continuing operations	(644)	(138)
Sales – continuing operations	**3,531**	**3,558**
Sales growth %		1%
EBITA – pre corporate costs [1,2]	155	168
Corporate costs	(6)	(6)
EBITA – post corporate costs	**149**	**162**
EBITA margin %	4.2%	4.6%
Capital expenditure	85	92

Notes:
1 Includes property income
2 Continuing operations only



(b) Foodland New Zealand historical performance assumptions

The historical financial information in relation to the performance of Foodland New Zealand has been extracted from Foodland's annual report for the year ended 1 August 2004. Specifically, sales and EBITA attributable to New Zealand have been extracted from the segment note to Foodland's annual report for the year ended 1 August 2004.

Unallocated historical corporate costs in the segment note to Foodland's annual report for the year ended 1 August 2004 ($10.1 million in FY04 and $9.8 million in FY03) have been applied against the Foodland New Zealand standalone operations in proportion to the revenue of Foodland as a whole. Metcash understands that Foodland allocates a proportion of corporate costs directly to its business segments. It has been assumed that these corporate costs have been allocated in a manner that is consistent with business segment use and activity.

Historical EBITA reflected in the above table includes property income and excludes profits/(losses) on sale of property, profit on sale of Farmers Holdings Limited Group and discontinued operations, specifically the operations of Farmers Holdings Limited Group, as reflected in the segment note to Foodland's annual report for the year ended 1 August 2004.

Historical capital expenditure has been sourced from the business segment commentary of Foodland's annual report for the year ended 1 August 2004, with any additional group-wide capital expenditure initiatives disclosed in other public information being attributed to Foodland New Zealand on a basis broadly consistent with the Foodland New Zealand and Foodland Australia sales split.

1.6 NZ Holdco pro forma statement of financial position

(a) Detailed reconciliation of New Zealand Holdco pro forma statement of financial position

Set out below is a detailed reconciliation of the pro forma statement of financial position of NZ Holdco, including further detail on the adjustments relating to Australian IFRS.

Year ending 31-Oct-04	AGAAP				Australian IFRS
A$ million	**Foodland Associated Limited**	**Foodland NZ standalone**	**Cancellation and transfer of shares**	**New Zealand Holdco**	**New Zealand Holdco**
Cash	59	36	(12)[1]	24	24
Inventory	412	210		210	210
Accounts receivable	229	19		19	19
PP&E	451	272[3]		272[3]	272[3]
Intangibles	722	575	1,264[2]	1,839[2]	1,839[2]
Other	71	(45)		(45)	(45)
Total assets	**1,944**	**1,066**	**1,252**	**2,318**	**2,318**
Debt	425	289		289	289
Accounts payable and accruals	506	256		256	256
Total liabilities	**931**	**545**	**0**	**545**	**545**
Net assets	**1,013**	**521**	**1,252**	**1,773**	**1,773**

The pro forma statement of financial position above has been prepared on the basis of Metcash's best estimate of the assets and liabilities attributable to Foodland New Zealand's business as at 1 August 2004, adjusted for pro forma adjustments in relation to the impact of the proposed cancellation and transfer of shares in the New Zealand business, transaction costs associated with the proposed transfer and cancellation and the reclassification of proceeds receivable on sale of non-current assets.

The assets and liabilities attributable to Foodland New Zealand's business are based on the total consolidated statement of financial position for Foodland Associated Limited (refer to Section 1.4 of Annexure H) less the Closed Group statement of financial position (Closed Group statement of financial position disclosed in Foodland's annual report for the year ended 1 August 2004, which includes all Australian controlled entities), after elimination and/or capitalisation of all intercompany balances and other potential consolidation adjustments to the extent practicable. Metcash has made the following adjustments to the derived Foodland New Zealand standalone statement of financial position:

- Reclassification of proceeds receivable on sale of non-current assets of $136 million (reflected as a current receivable in Foodland's annual report for the year ended 1 August 2004) as an offset with existing debt.
- Adjustments required to reflect information that is consistent with the New Zealand segment assets represented in the segment note of Foodland's annual report for the year ended 1 August 2004 and other disclosed amounts.

Metcash has assumed that this provides a reasonable estimate of Foodland New Zealand as a standalone operation. Metcash notes that segment asset information provided in Foodland's annual report for the year ended 1 August 2004 has not been provided by statement of financial position caption. In addition, the segment note does not split liabilities by geographic segment. Accordingly, the statement of financial position above necessarily contains some estimates. Metcash does not make any representation or warranty, express or implied, as to the accuracy or completeness of the pro forma statement of financial position above. Further information relating to the financial position of Foodland New Zealand as a standalone operation may be included in Foodland's Target's Statement in relation to the Offer which will be sent to you directly by Foodland.

(b) Pro forma adjustments

Note 1:

Represents estimated transaction costs (after tax) associated with the cancellation and transfer of shares, and an estimate of the specific costs to be incurred in connection with the Offer and the separate listing of Foodland New Zealand. Refer to Section 14.4 for further information.

Note 2:

The goodwill generated on the acquisition of Foodland New Zealand by Metcash and transferred to NZ Holdco is reflected in the table below. The goodwill amount to be reflected in NZ Holdco is consistent under AGAAP and Australian IFRS:

	A$ million
Consideration (refer below)	1,785
Less fair value of net assets acquired[a]	(521)
Incremental goodwill on acquisition	1,264
Add Foodland New Zealand standalone goodwill	575
Revised carrying value of goodwill	1,839

Note:
a Metcash is of the opinion that the fair value of assets equals the book value



Valuation of New Zealand business

The Independent Expert has attributed an enterprise valuation range of between $1,875 million and $2,163 million to the equity of Foodland New Zealand. Metcash has selected the mid-point of this range, or enterprise value of $2,019 million, as fair value. This is equivalent to an equity value of $1,785 million (as set out in the table below), which is the fair value that Metcash has adopted for the purposes of reflecting the pro forma adjustments in relation to the cancellation and transfer of shares through which NZ Holdco will take ownership of the Foodland New Zealand business.

	A$ million
Enterprise value[1]	2,019
Add property	31
Deduct net debt[2]	(253)
Deduct transaction costs (after tax)	(12)
Value of equity in Foodland New Zealand	1,785

Notes:

1 *Represents mid-point of the estimated enterprise value of Foodland New Zealand by the Independent Expert (refer to Annexure A)*

2 *Consists of external debt of $289 million less cash on hand of $36 million.*

Inter-company loans

Prior to the transfer of Foodland New Zealand, it is assumed $276 million of inter-company debts owing to Foodland by Foodland New Zealand will be settled by converting the debt to equity. Refer to Section 14 for further details.

Note 3: Property

Foodland's 2004 Annual Report discloses the independent valuation of all Foodland's owned land and buildings (other than land held for resale which is included in inventories), plus additions in the 2004 financial year, recorded at cost. The independent valuations were performed as at July 2003, with a value attributed to the property assets of $67.4 million.

The annual report does not disclose a split of land and buildings by these segments. However, it does disclose the split of "Property and Other" assets. Metcash has allocated the land and buildings between Foodland Australia and Foodland New Zealand as follows based on the proportion of "Property and Other" assets.

	A$ million
Foodland Australia	36
Foodland New Zealand	31
	67

Based on this assumption the property, plant and equipment in the pro forma balance sheet of NZ Holdco includes $31 million of land and buildings. It is anticipated that in due course the New Zealand directors will decide on how to deal with these assets.

Annexure I – Terms of the Facilities

1 Syndicated Facility

1.1 Syndicated Facility Commitment Letter conditions and termination rights

ANZ's commitment under the Syndicated Facility Commitment Letter to arrange and underwrite the Syndicated Facility is subject to all of the following conditions being satisfied:

(a) (**No breach**) there is no breach by Metcash of the terms of the Syndicated Facility Commitment Letter which ANZ considers to be material;

(b) (**Documentation**) the Senior Finance Documents being executed by all relevant parties and being in form and substance satisfactory to ANZ having regard to the agreed term sheet for the Syndicated Facility and the satisfaction of the conditions precedent in the Senior Finance Documents;

(c) (**no MAE**) nothing having occurred from the date of the Syndicated Facility Commitment Letter to the date of execution of the Senior Finance Documents that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of Metcash and its subsidiaries and related entities, taken as a group, that would reasonably be expected to have a material adverse effect on the likelihood of achieving Successful Syndication;

(d) (**no Market MAE**) nothing having occurred from the date of the Syndicated Facility Commitment Letter to the date of execution of the Senior Finance Documents in the national or international financial, banking or capital market which in the reasonable opinion of ANZ would reasonably be expected to have a material adverse effect on the likelihood of achieving Successful Syndication;

(e) (**Syndication support**) Metcash's agreement to a syndication strategy to be prepared by ANZ incorporating Metcash management commitment, responsibilities, target banks, timetable and bank presentations;

(f) (**Clear market**) from the date of the Syndicated Facility Commitment Letter until the earlier of Successful Syndication and the date that is 6 months after the date of first drawdown under the Syndicated Facility, no member of the Group will syndicate, issue or announce or authorise the announcement of the syndication or issuance of loans (including the establishment of a series of bilateral arrangements), debt securities or other forms of financial indebtedness in the same debt or syndications market as that targeted by ANZ (it being acknowledged that ANZ proposes targeting the Australian and international loan syndication markets for the syndication of the Syndicated Facility) or mandate any person to provide the same without the prior written approval of ANZ. This provision is subject to certain exceptions; and

(g) certain other conditions that have already been satisfied at the date of the Bidder's Statement.

In addition, ANZ may by notice to Metcash terminate its obligations under the Syndicated Facility Commitment Letter if:

(a) the Capital Reorganisation and Offer transactions are cancelled in their entirety by Metcash; or

(b) the Senior Facilities Agreement is not signed by all parties to it by 15 April 2005 (or, following a reasonable request by Metcash for an extension of this date, such later date agreed in writing between ANZ and Metcash, each acting in good faith and subject to ANZ obtaining any further credit or underwriting approvals, as may be necessary);

(c) Metcash fails to comply with any of its obligations under the Syndicated Facility Commitment Letter which ANZ considers to be material;

(d) any information provided by Metcash or its advisers to ANZ is inaccurate or incomplete in any material respect;

(e) any of the conditions to ANZ's commitment specified above are not satisfied; or

(f) Metcash fails to disclose any fact or information to ANZ which might reasonably be relevant to their decision to arrange and underwrite the Syndicated Facility.

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ANZ may also by notice to Metcash terminate its obligations under the Syndicated Facility Commitment Letter to provide that part of the Syndicated Facility referable to the Offer and reduce the size of the Syndicated Facility to $600 million if from the date of the Syndicated Facility Commitment Letter to the date of execution of the Senior Facilities Agreement anything occurs that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of Foodland and its subsidiaries taken as a whole that would reasonably be expected to have a material adverse effect on the likelihood of achieving Successful Syndication.

1.2 Syndicated Facility conditions precedent

All conditions precedent are to be in form and substance satisfactory to the Senior Lenders/ANZ, as applicable.

In respect of the initial drawing under the Syndicated Facility (whether or not it is for the purpose of the Metoz Scheme or the Offer), the general conditions precedent are as follows:

(a) A certified copy of the constitution of Metcash and each initial Guarantor.

(b) A certified copy of a resolution of the directors of Metcash:

(1) approving the Senior Facilities Agreement and authorising the execution by Metcash of each Senior Finance Document to which Metcash is a party and the performance by Metcash of its obligations under those Senior Finance Documents; and

(2) appointing an authorised officer or authorised officers for the purposes of the Senior Facilities Agreement.

(c) A certified copy of a resolution of the directors of each initial Guarantor:

(1) approving the giving of the guarantee and indemnity by that initial Guarantor under the Senior Facilities Agreement and entry into each other Senior Finance Document to which the Guarantor is a party, confirming that it is in that Guarantor's best interests to enter into each Senior Finance Document to which it is a party and authorising the execution by the initial Guarantor of those Senior Finance Documents and the performance by the initial Guarantor of its obligations under those Senior Finance Documents; and

(2) appointing an authorised officer or authorised officers for the purposes of the Senior Facilities Agreement.

(d) If applicable, an original power of attorney for the execution of each Senior Finance Document to which it is a party from Metcash and each initial Guarantor executed under common seal or by two directors or a director and a secretary.

(e) A certified copy of the signatures of all authorised officers of Metcash and each initial Guarantor.

(f) Originals of the Senior Finance Documents duly executed by all parties and, if necessary, stamped (or ANZ is satisfied as to arrangements for stamping) and in registrable form and evidence of satisfaction of all conditions precedent to the Senior Finance Documents.

(g) Legal opinions from ANZ's counsel in Australia and, if an initial Guarantor is incorporated in New Zealand, New Zealand.

(h) A certified copy of the terms and conditions of the CULS and the CUPS (including any right of a holder to seek payment of any redemption amount), which must for the avoidance of doubt be acceptable to ANZ, and evidence that the CULS and the CUPS have been issued if the Capital Reorganisation proceeds.

(i) Confirmation of all Financial Indebtedness of Metcash and its current subsidiaries.

(j) Evidence that the Metcash Group's current Receivables Securitisation Programme is dormant (that is, only existing securitised receivables to remain funded in the facility until repaid) and the cancellation and repayment of all other debt facilities of Metcash and its current subsidiaries and the discharge of all Encumbrances granted by Metcash and its current subsidiaries in relation thereto, other than certain permitted Financial Indebtedness and certain permitted securities.

(k) Financial information, being certified by two directors of Metcash as being extracts from the financial model used for the Syndicated Facility, for the purposes of syndication in a form to be agreed with ANZ.

(l) A copy of the audit of the financial model carried out by PricewaterhouseCoopers together with a reliance letter whereby each Senior Finance Party may rely on such audit.

(m) A report prepared by PricewaterhouseCoopers in respect of the period up to April 2006.

(n) 5 year management forecasts of performance showing compliance with the financial covenants for the Syndicated Facility.

(o) No Material Adverse Effect having occurred from the date of the Syndicated Facility Commitment Letter.

(p) Evidence that all fees and costs then due and payable by members of the Senior Facilities Borrower Group under the Senior Finance Documents have been paid or will be paid on first drawdown.

(q) A solvency certificate signed by two directors of Metcash.

(r) Disclosure of all material litigation within Metcash and its current subsidiaries (such litigation not having or reasonably likely to have a Material Adverse Effect).

(s) A structure chart showing the Senior Facilities Borrower Group:

(1) immediately prior to the Metoz Scheme;

(2) immediately following implementation of the Capital Reorganisation;

(3) immediately following Foodland becoming a subsidiary of Metcash.

(t) Evidence that Metcash has sufficient funds or committed funding to complete the Capital Reorganisation, acquire all of the shares in Foodland, pay all associated fees, costs and expenses (including those in connection with the Syndicated Facility) and has arranged committed funding to repay all financial indebtedness of Foodland and all of its subsidiaries (including for the avoidance of doubt Foodland New Zealand).

(u) Any other condition precedent reasonably required by ANZ the satisfaction of which is within the reasonable control of Metcash or its subsidiaries and specified in the Senior Facilities Agreement.

In respect of the initial drawing to fund the cash consideration for the acquisition of Foodland Shares pursuant to the Offer (and in the case of conditions precedent 2 and 3 below, each other drawing for such purpose), the following shall also be conditions precedent:

1 Certified copy of the Bidder's Statement in connection with the Offer (the terms and conditions of which must for the avoidance of doubt be acceptable to ANZ).

2 Evidence that there has been no amendment to or waiver of a term of or condition to the Offer unless approved by ANZ other than an amendment to the date on which the Offer closes.

3 Until Metcash has acquired 90% of each class of share issued by Foodland, anything occurs that would reasonably be expected to have a Material Adverse Effect on the financial position, assets, revenues, business or prospects of Foodland and its subsidiaries taken as a whole.

4 Evidence that the Offer is unconditional, including that Metcash has acceptances that would give it a relevant interest in at least 90% (by number) of each class of share issued by Foodland (the "90% Threshold") and has the right to compulsorily acquire all of the remaining shares of each class issued by Foodland.

5 Metcash having complied with its undertaking to despatch compulsory acquisition notices and to diligently pursue its rights to acquire 100% of Foodland, as set out in Undertaking x.

6 Evidence that all existing Financial Indebtedness of and Encumbrances granted by Foodland and its subsidiaries (other than certain permitted Financial Indebtedness and permitted security interests) will be repaid and discharged as soon as practicable and in any event within 20 Business Days of Metcash obtaining control of the Foodland board.

7 Application of the proceeds of the Equity Placement towards the consideration payable under the Offer for the acquisition of shares in Foodland.

8 A certified copy of the duly executed commitment letter (including the agreed form of the NZ Facility) in respect of the NZ Facility (which must for the avoidance of doubt be on terms acceptable to ANZ), and evidence that the commitment is unconditional or that any condition precedent can be satisfied.

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9 A certified copy of the duly executed Action Facility (which must for the avoidance of doubt be on terms acceptable to ANZ) and Metcash having drawn $235 million under the Action Facility and such proceeds have been or are to be applied towards the consideration payable under the Offer for the acquisition of shares in Foodland.

10 A certified copy of the Letter of Comfort and the final form of the Service Agreement (each as referred to or defined in the Action Facility term sheet) which must for the avoidance of doubt be on terms acceptable to ANZ including, in relation to the Comfort Letter, that it is non-binding and does not impose any obligation on Metcash.

11 If the Metoz Scheme has been completed, confirmation that a specified pro forma leverage ratio on drawdown for the full cash cost of acquiring Foodland will not exceed a specified amount.

12 If the Metoz Scheme has not been completed, confirmation that a specified pro forma leverage ratio on drawdown for the full cash cost of acquiring Foodland will not exceed a specified amount.

13 Certified copies of each due diligence report referred to in the Bidder's Statement in respect of the Offer.

14 Evidence that all fees and costs then due and payable by members of the Senior Facilities Borrower Group under the Senior Finance Documents have been paid or will be paid on first drawdown for the Offer.

15 Resolution 5, as described in the scheme booklet for the Metcash Scheme, has been passed.

16 Any other condition precedent reasonably required by ANZ the satisfaction of which is within the reasonable control of Metcash or its subsidiaries and specified in the Senior Facilities Agreement.

In addition to the above initial conditions precedent, all drawings under the Syndicated Facility will be subject to the following:

A All representations and warranties to be made or repeated on the date of the drawdown notice or the relevant drawdown date are true and correct and will be true and correct immediately following the drawdown, in each case with reference to the facts and circumstances existing at that time.

B No event of default, potential event of default or event of review is subsisting or will result from the making of the drawdown.

C Delivery of a drawdown request prior to 10.30am on the day 2 Business Days before the proposed drawdown, and compliance with all other procedural requirements.

1.3 Syndicated Facility Events of Default

It will be an Event of Default under the Syndicated Facility if:

(a) (**Failure to pay**): any Obligor does not pay any amount payable by it at or before the due time on the due date and in the manner specified in any Senior Finance Document unless the failure to pay is caused by administrative or technical error and payment is made within 2 Business Days of the due date;

(b) (**Failure to comply**): any Obligor defaults in performing or observing any provision of any Senior Finance Document other than a provision requiring the payment of money as contemplated by paragraph (a) above or any other provision specifically referred to in this section "Events of Default", and if that default is capable of remedy it has not been remedied within 10 Business Days of the earlier of the Syndicated Facility Agent giving notice of default to Metcash and any Obligor being aware of the default;

(c) (**Untrue warranty**): any representation, warranty or statement made, repeated or taken to been made or repeated in any Senior Finance Document or in connection with the Syndicated Facility or any accounts is proved to be untrue in any material respect when made or repeated or deemed to be made or repeated, as the case may be (a "misrepresentation") and if the circumstances causing such misrepresentation are capable of remedy those circumstances have not been remedied within 10 Business Days of the earlier of the Syndicated Facility Agent giving notice to Metcash of the misrepresentation and any Obligor being aware of the misrepresentation;

(d) (**Financial covenant**): there is a breach of any of the financial covenants applicable to the Syndicated Facility;

(e) (**Event of Insolvency**): an Event of Insolvency occurs in relation to any Obligor;

(f) (**Default under other transactions**):

(1) any Financial Indebtedness of any Obligor (excluding any Action Company for the period that it is not part of the Senior Facilities Borrower Group) exceeding $10,000,000 becomes, or becomes capable of being declared, prematurely due and payable as a result of a default, an Event of Default or a Review Event, however described;

(2) any Financial Indebtedness of any Obligor (excluding any Action Company for the period that it is not part of the Senior Facilities Borrower Group) exceeding $10,000,000 or any sum payable in respect of it is not paid when due or within any applicable grace period; or

(3) any Encumbrance relating to assets of any one or more of the Obligors with an aggregate value in excess of $10,000,000 (excluding any Action Company for the period that it is not part of the Senior Facilities Borrower Group) becomes capable of enforcement or any Encumbrance relating to assets of any one or more of the Obligors is enforced over such assets with an aggregate value in excess of $1,000,000; or

(4) any Encumbrance which is a floating security over assets of any one or more of the Obligors (excluding any Action Company for the period that it is not part of the Senior Facilities Borrower Group) crystallises into, or otherwise becomes, a fixed or specific security in respect of such assets with an aggregate value in excess of $1,000,000;

(g) (**Proceedings**):

(1) there occurs any litigation or arbitration, or administrative, governmental, regulatory or other investigations, proceedings or inquiry concerning or arising out of the Metoz Scheme, the Metcash Scheme, the Offer or the Senior Finance Documents which has or is reasonably likely to have a Material Adverse Effect; or

(2) any one or more judgments or orders is made against any member of the Senior Facilities Borrower Group involving an aggregate liability in excess of $10,000,000 unless all of those judgments are discharged within 14 days of being made;

(h) (**Intercreditor Agreement**):

(1) any party to the Intercreditor Agreement (other than a Senior Finance Party) does not comply with the terms of the Intercreditor Agreement or a representation or warranty given by any party to the Intercreditor Agreement is incorrect in any material respect.

(2) the Intercreditor Agreement is not effective or is alleged by a party to it (other than a Senior Finance Party) to be ineffective;

(3) any party to the Intercreditor Agreement (other than a Senior Finance Party) repudiates the Intercreditor Agreement or evidences an intention to repudiate it; or

(4) any other event occurs which has a material adverse effect on the rights of the Senior Finance Parties under the Intercreditor Agreement;

(i) (**New Zealand Segregation**): there is a breach of Undertaking (aa) (to the extent it applies to paragraph (a) of the definition of New Zealand Release) or Undertaking (bb);

(j) (**Void or voidable**): any Senior Finance Document is, becomes or is claimed by any Obligor to be void, voidable, unenforceable or of limited force and effect, either in whole or in any material part;

(k) (**Illegality**): at any time it is unlawful for an Obligor to perform any of its obligations under any Senior Finance Document;

(l) (**Reduction of Capital**): there is a breach of Undertaking g;

(m) (**Cessation or suspension of official quotation**): any Obligor which is listed on the ASX or on any other stock exchange ceases to be so listed (other than Metcash if the Capital Reorganisation occurs and Newco is listed on the ASX and other than Foodland) or trading in its shares is suspended for not less than 10 Business Days;

(n) (**Failure to grant Foodland Guarantees**): there is a breach of Undertaking x;

(o) (**Cessation of business**): an Obligor ceases, or threatens to cease, to carry on all or a material part of its business; and

(p) (**Material Adverse Effect**): any event or series of events whether related or not occurs which has or is reasonably likely to have a Material Adverse Effect.



1.4 Syndicated Facility Events of Review

The following will be events of review for the purposes of the Syndicated Facility:

- Change of control, which will exclude any change of control due to the Metoz Scheme or the Metcash Scheme or the Metcash Option Scheme.
- New Zealand Release is not achieved within 90 days of gaining control of the board of Foodland (without prejudice to Event of Default i).
- NZ Holdco is not listed on the ASX within 6 months of first drawdown for the Offer.

On the occurrence of an event of review there will be a 60 day negotiation period and a further 60 day period to refinance if the revised terms of the Syndicated Facility cannot be agreed in good faith.

1.5 Syndicated Facility Representations and Warranties

The Syndicated Facility will contain Representations and Warranties (in usual and customary form for a facility of this nature, where applicable, and subject to materiality thresholds and such exceptions and qualifications as are agreed) in relation to/addressing:

(a) due incorporation of the Obligors;

(b) corporate power of the Obligors;

(c) legal, valid, binding and enforceable nature of relevant documents;

(d) no conflict with constituent documents or other documents;

(e) compliance with laws and all corporate formalities and non-contravention;

(f) solvency of the Obligors;

(g) all necessary consents, licences, authorisations and filings for the Senior Finance Documents, the Offer, the Capital Reorganisation and the business having been obtained, effected and in full force;

(h) commercial benefit to the Obligors in entering into relevant documents;

(i) at least pari-passu ranking of obligations under the Senior Finance Documents with other unsubordinated obligations;

(j) compliance with financial covenants applicable to the Syndicated Facility;

(k) no event of default or undisclosed event of review;

(l) compliance with the hedging policy applicable to the Syndicated Facility;

(m) all information disclosed being accurate and not misleading and projections having been prepared in good faith with due care and diligence and based on reasonable assumptions, including all due diligence reports;

(n) no failure to disclose any material matter;

(o) Metcash's most recent financial statements having been prepared in accordance with GAAP or IFRS (as applicable) and being a true and fair statement of its financial position and state of affairs and there having been no material change in its state of affairs since their preparation;

(p) no Material Adverse Effect;

(q) title to property;

(r) no material tax liabilities and all stamp duty payable in connection with the Offer and the Capital Reorganisation having been paid;

(s) all relevant filings and recordings having been made;

(t) group structure;

(u) the Obligors and their assets having no immunity from suit;

(v) the Obligors not acting as trustees;

(w) no litigation;

(x) no outstanding Financial Indebtedness or Encumbrances other than certain permitted Financial Indebtedness and certain permitted security interests; and

(y) other representations and warranties which are usual and customary for a facility of this nature.

These are to be repeated on dates of drawdown notices, drawdown dates and roll-over dates.

1.6 Syndicated Facility Undertakings

The Syndicated Facility will contain undertakings (in usual and customary form for a facility of this nature, where applicable, and subject to materiality thresholds and such exceptions and qualifications as are agreed) in relation to/addressing:

(a) no asset disposal by a member of the Senior Facilities Borrower Group other than certain permitted asset disposals;

(b) no cancellation of the underwritten dividend reinvestment plan to be established to support the funding of the Metoz Scheme, which is to be utilised in full whilst a specified leverage ratio exceeds a specified level;

(c) to maintain at least pari-passu ranking of indebtedness under the Syndicated Facility with other unsubordinated indebtedness;

(d) no additional security to be granted other than certain permitted security interests;

(e) no further Financial Indebtedness to be incurred other than certain permitted Financial Indebtedness;

(f) no guarantees or loans out save for certain exceptions;

(g) no capital reduction, share buy-back or distributions to shareholders save for certain exceptions;

(h) provision of consolidated annual and semi-annual accounts of Metcash (or, if the Capital Reorganisation occurs, Newco) and its subsidiaries (and the appropriate adjustment for the purposes of calculation of financial covenants applicable to the Syndicated Facility), financial information on a quarterly basis and such other information which is made available to the public, shareholders or as the Syndicated Facility Agent reasonably requests and provision of signatures of any new authorised officers;

(i) provision of a certificate of compliance with financial covenants applicable to the Syndicated Facility and compliance with the undertaking referred to in paragraph m below on a quarterly basis;

(j) compliance with the hedging policy applicable to the Syndicated Facility at all times;

(k) no changes to the terms of the CULS or CUPS prior to or following issuance;

(l) all wholly owned subsidiaries (other than non-material subsidiaries) of Metcash (or if the Capital Reorganisation occurs, Newco but excluding Metoz, Pinnacle Holdings Limited, Wickson Corporation Limited and Soetensteeg 2-16 Exploitiemaatschappij BV) to accede as Guarantors within 5 Business Days of their acquisition or establishment or the provision of accounts showing that such subsidiary is material, subject to the passing of all required shareholder and board approvals (which Metcash shall procure are obtained). All shareholder and board approvals of the relevant subsidiary, its constitution, a legal opinion from counsel of the Senior Lenders in all applicable jurisdictions and other documents as required by the Syndicated Facility Agent shall be provided in connection with such accession;

(m) at all times, 95% of gross assets and EBITDA of the Senior Facilities Borrower Group to be within Metcash and the Guarantors, provided that for this purpose Foodland shall only be part of the Senior Facilities Borrower Group upon Metcash acquiring 100% of the shares in Foodland;

(n) notification of an event of default, potential event of default or event of review;

(o) maintaining authorities, insurances and existence;

(p) compliance with section 260A of the Act;

(q) maintaining business;



(r) maintaining ASX listing of Metcash if the Capital Reorganisation does not proceed and if the Capital Reorganisation proceeds, to procure and maintain the listing of Newco within 1 Business Day of the Metcash Scheme being Effective;

(s) compliance with the terms and conditions of the Offer and no waiver of such terms and conditions without the consent of ANZ;

(t) ensuring that each member of the Senior Facilities Borrower Group is wholly owned (subject to any joint venture permitted under the undertaking referred to in paragraph (u) below and other than because of the CUPS, the A Shares and the NZ Shares), provided that for this purpose Foodland shall only be part of the Senior Facilities Borrower Group upon Metcash acquiring 100% of the shares in Foodland;

(u) no acquisitions other than certain permitted asset acquisitions, no joint ventures in excess of an agreed materiality cap and no mergers;

(v) no change to core business;

(w) to use best endeavours to achieve Action Segregation as soon as practicable;

(x) to diligently pursue its rights of compulsory acquisition of the remaining Foodland Shares and in any event complete compulsory acquisition and obtain 100% ownership of Foodland within 40 Business Days of satisfying the 90% Threshold and after gaining 100% ownership, procure compliance with undertakings to immediately pass relevant financial assistance approvals and immediately thereafter procure the granting of the guarantees required under the Syndicated Facility and the guarantees and security required under the Action Facility;

(y) to do everything within its control to obtain control of the board of Foodland as soon as possible after satisfying the 90% Threshold and in any event to obtain control within 25 Business Days of satisfying the 90% Threshold;

(z) any Financial Indebtedness of Foodland and its subsidiaries (other than Foodland New Zealand) to be repaid and cancelled and discharge all security granted by Foodland and its subsidiaries in respect of such Financial Indebtedness as soon as practicable and in any event within 20 Business Days of gaining control of the Foodland board;

(aa) to procure that New Zealand Release occurs as soon as practicable and in any event, in the case of paragraph (a) of the definition of New Zealand Release, within 20 Business Days of gaining control of the Foodland board (pursuant to the NZ Facility or otherwise) and otherwise within 3 months of gaining control of the Foodland board;

(bb) to procure the transfer or licensing of all intellectual property relating to Foodland New Zealand to the Foodland New Zealand holding company or one of its subsidiaries within 10 Business Days of obtaining control of the Foodland board;

(cc) to use its best endeavours to achieve New Zealand Segregation;

(dd) to use reasonable endeavours to procure the listing on ASX of NZ Holdco (and the exchange of NZ Shares for ordinary shares of such NZ Holdco) as soon as practicable;

(ee) all transactions entered into by members of the Senior Facilities Borrower Group to be on arm's length terms (other than transactions between members of the Senior Facilities Borrower Group, excluding subsidiaries that relate to the Action Business, that are Guarantors);

(ff) the proceeds of the CULS to be applied only to fund the Metoz Scheme and to the extent not so used to be held in a designated account and either returned to the holders of the CULS or converted into ordinary equity in Newco;

(gg) no election to redeem the CUPS unless the cost of such redemption can be funded from a drawdown of the Syndicated Facility or out of equity or subordinated debt (the terms and subordination of which must be acceptable to the Senior Lenders);

(hh) to pay all taxes and not to elect tax consolidation to apply outside of the Senior Facilities Borrower Group (including for this purpose the Action Companies) and, as part of Action Segregation, a valid tax sharing agreement between all members of the Senior Facilities Borrower Group (including for this purpose the Action Companies) and appropriate arrangements in relation to payment or security for the tax liabilities of the Action Companies;

(ii) access to books and records;

(jj) no amendments to constitutional documents;

(kk) no changes to group structure or share capital other than pursuant to the Offer or the Capital Reorganisation;

(ll) to comply with laws and regulations, including environmental laws;

(mm) the Senior Facilities Borrower Group's securitisation vehicle to be dormant;

(nn) Metoz and its subsidiaries (other than Metcash and its subsidiaries) to be dormant. The Senior Facilities Borrower Group is to be reorganized such that Metcash is a direct subsidiary of Newco, as soon as reasonably practicable following completion of the Capital Reorganisation;

(oo) Newco to act as holding company;

(pp) no financial support to the Action business save for certain exceptions;

(qq) no use of the Working Capital Facility for the purposes of the Foodland Action store business save for certain exceptions;

(rr) if the Metoz Option Scheme is not Effective at the same time as the Metcash Scheme and the Metoz Scheme, to procure that Metcash is a wholly owned subsidiary of Newco (other than because of the CUPS, the A Shares and the NZ Shares) as soon as practicable after the Metcash Scheme and the Metoz Scheme are Effective;

(ss) other undertakings which are usual and customary for a facility of this nature; and

(tt) compliance with specified financial ratios and undertakings.

2 Action Facility

2.1 Action Facility Commitment Letter conditions and termination rights

ANZ's commitment under the Action Facility Commitment Letter to provide the Action Facility is subject to all of the following conditions being satisfied:

(a) (**No breach**): there is no breach by Metcash of the terms of the Action Facility Commitment Letter which ANZ considers to be material;

(b) (**Documentation**): the Action Finance Documents being executed by all relevant parties and being in form and substance satisfactory to ANZ having regard to the agreed term sheet for the Action Facility and the satisfaction of the conditions precedent in the Action Finance Documents;

(c) (**no MAE**): nothing having occurred from the date of the Action Facility Commitment Letter to the date of execution of the Action Finance Documents that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of Metcash and its subsidiaries and related entities, taken as a group that would reasonably be expected to have a material adverse effect on a successful syndication of the Action Facility, if it were to be syndicated; and

(d) certain other conditions that have already been satisfied at the date of the Bidder's Statement.

In addition, ANZ may by notice to Metcash terminate its obligations under the Action Facility Commitment Letter if:

1 either of the Offer or the other related transactions are cancelled in their entirety by Metcash or for whatever reason do not occur;

2 the Action Facility Agreement is not signed by all parties to it by 15 April 2005 (or, following a reasonable request by Metcash for an extension of this date, such later date agreed in writing between ANZ and Metcash, each acting in good faith and subject to ANZ obtaining any further credit or underwriting approvals, as may be necessary);

3 Metcash fails to comply with any of its obligations under the Action Facility Commitment Letter which ANZ considers to be material;

4 any information provided by Metcash or its advisers to ANZ is inaccurate or incomplete in any material respect;

5 any of the conditions referred to in paragraphs (a)-(d) above are not satisfied; or

6 Metcash fails to disclose any fact or information to ANZ which might reasonably be relevant to their decision to provide the Action Facility.



In addition, ANZ may by notice to Metcash terminate its obligations under the Action Facility Commitment Letter to provide the Action Facility if from the date of the Action Facility Commitment Letter to the date of execution of the Action Facility Agreement anything occurs that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of Foodland and its subsidiaries taken as a whole that would, if the Action Facility were to be syndicated, reasonably be expected to have a material adverse effect on the successful syndication of the Action Facility.

2.2 Action Facility conditions precedent

The following conditions precedent will apply:

- A certified copy of the financial model prepared in relation to the transaction in relation to the Action Facility Borrower Group's supermarkets ("Financial Model").
- Other conditions precedent agreed in the Terms Sheet for the Syndicated Facility and relevant to the Action Facility, as specified below.

In respect of the initial drawing under the Facility, the general conditions precedent are as follows:

(a) A certified copy of the constitution of the Action Borrower and each initial Guarantor (see Section 17.5 of the Bidder's Statement).

(b) A certified copy of a resolution of the directors of the Action Borrower:

(1) approving the Action Facility and authorising the execution by the Action Borrower of the Action Facility Agreement and of each other Action Finance Document to which the Action Borrower is a party and the performance by the Action Borrower of its obligations under those Action Finance Documents; and

(2) appointing an authorised officer or authorised officers for the purposes of the Action Facility Agreement.

(c) A certified copy of a resolution of the directors of each initial Guarantor:

(1) approving the giving of the guarantee and indemnity by that initial Guarantor under the Action Facility Agreement and entry into each other Action Finance Document to which the Guarantor is a party, confirming that it is in that Guarantor's best interests to enter into each Action Finance Document to which it is a party and authorising the execution by that Guarantor of those Action Finance Documents and the performance by that Guarantor of its obligations under those Action Finance Documents; and

(2) appointing an authorised officer or authorised officers for the purposes of the Action Facility Agreement.

(d) If applicable, an original power of attorney for the execution of each Action Finance Document to which it is a party from the Action Borrower and each initial Guarantor executed under common seal or by two directors or a director and a secretary.

(e) A certified copy of the signatures of all authorised officers of the Action Borrower and each initial Guarantor.

(f) Originals of the Action Finance Documents (which will include a Letter of Comfort from Metcash) duly executed by all parties and, if necessary, stamped (or ANZ is satisfied as to arrangements for stamping) and in registrable form and evidence of satisfaction of all conditions precedent to the Action Finance Documents.

(g) Legal opinions from ANZ's counsel in Australia.

(h) A certified copy of the terms and conditions of the CULS and the CUPS (including any right of a holder to seek payment of any redemption amount), and evidence that the CULS and the CUPS have been issued if the Capital Reorganisation proceeds.

(i) Confirmation of all Financial Indebtedness of Metcash and its current subsidiaries.

(j) Evidence that the Metcash Group's current Receivables Securitisation Programme is dormant (that is, only existing securitised receivables to remain funded in the facility until repaid) and the cancellation and repayment of all other debt facilities of Metcash and its current subsidiaries and the discharge of all Encumbrances granted by Metcash and its current subsidiaries in relation thereto, other than certain permitted Financial Indebtedness and permitted securities.

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(k) A copy of the audit of the financial model carried out by PricewaterhouseCoopers together with a reliance letter whereby ANZ may rely on such audit.

(l) A report prepared by PricewaterhouseCoopers in respect of the period up to April 2006.

(m) Management forecasts of performance showing compliance with certain financial covenants applicable to the Action Facility for the term of the Action Facility.

(n) No Material Adverse Effect having occurred from the date of the Action Facility Commitment Letter.

(o) Evidence that all fees and costs then due and payable by members of the Action Facility Borrower Group under the Action Finance Documents have been paid or will be paid on first drawdown.

(p) A solvency certificate signed by two directors for each of the Action Borrower and Metcash.

(q) Disclosure of all material litigation within Metcash and its current subsidiaries (such litigation not having or reasonably likely to have a Material Adverse Effect).

(r) A structure chart showing the Senior Facilities Borrower Group:

(1) immediately prior to the Metoz Scheme;

(2) immediately following implementation of the Capital Reorganisation;

(3) immediately following Foodland becoming a subsidiary of Metcash.

(s) Evidence that Metcash has sufficient funds or committed funding to complete the Capital Reorganisation, acquire all of the shares in Foodland, pay all associated fees, costs and expenses (including those in connection with the Action Facility) and has arranged committed funding to repay all financial indebtedness of Foodland and all of its subsidiaries (including for the avoidance of doubt Foodland New Zealand).

(t) If the Capital Reorganisation is completed, evidence that any financial assistance in connection with the Capital Reorganisation (including the loan from Metcash to Newco and the guarantees granted by the relevant initial Guarantors) is able to be given under all applicable laws.

(u) If the Capital Reorganisation is completed, evidence that Metcash has received $794 million from the issuance of CULS and/or CUPS (with no more than $50 million to be from the issuance of CUPS) and has or will apply such proceeds to the acquisition of Metoz shares pursuant to the Metoz Scheme.

(v) If the Capital Reorganisation is completed, certified copies of the Metoz Scheme documents and the Metcash Scheme documents.

(w) If the Capital Reorganisation is completed, the Metoz Scheme and the Metcash Scheme being finally Effective in accordance with all applicable laws.

(x) Certified copy of the Bidder's Statement (the terms and conditions of which must for the avoidance of doubt be acceptable to ANZ).

(y) Evidence that there has been no amendment to or waiver of a term of or condition to the Offer unless approved by ANZ other than an amendment to the date on which the Offer closes.

(z) Until Metcash has acquired 90% of each class of share issued by Foodland, anything occurs that may reasonably be expected to have a Material Adverse Effect on the financial position, assets, revenues, business or prospects of Foodland and its subsidiaries taken as a whole.

(aa) Evidence that the Offer is unconditional, including that Metcash has acceptances that would give it a relevant interest in at least 90% (by number) of each class of share issued by Foodland (the "90% Threshold") and has the right to compulsorily acquire all of the remaining shares of each class issued by Foodland.

(bb) Metcash having complied with its undertaking to despatch compulsory acquisition notices and to diligently pursue its rights to acquire 100% of Foodland.



(cc) Evidence that all existing Financial Indebtedness of and Encumbrances granted by Foodland and its subsidiaries (other than permitted Financial Indebtedness and permitted security interests) will be repaid and discharged as soon as practicable and in any event within 20 Business Days of Metcash obtaining control of the Foodland board.

(dd) Application of the proceeds of the Equity Placement towards the consideration payable under the Offer for the acquisition of shares in Foodland.

(ee) A certified copy of the duly executed NZ Facility Commitment Letter (including the agreed form of the NZ Facility Agreement), which must for the avoidance of doubt be on terms acceptable to ANZ, and evidence that the commitment is unconditional or that any condition precedent can be satisfied.

(ff) A certified copy of the duly executed Senior Facilities Agreement (which must for the avoidance of doubt be on terms acceptable to ANZ) and Metcash having drawn under the Syndicated Facility for the purposes permitted under the Syndicated Facility at that time and such proceeds, to the extent drawn for this purpose, have been or are to be applied towards the consideration payable under the Offer for the acquisition of shares in Foodland.

(gg) A final form of the Service Agreement referred to in Undertaking 16 in form and substance acceptable to ANZ.

(hh) Certified copies of each due diligence report referred to in the Bidder's Statement in respect of the Offer.

(ii) Resolution 5 (as described in the scheme booklet for the Metcash Scheme) has been passed.

(jj) Any other condition precedent reasonably required by ANZ the satisfaction of which is within the reasonable control of Metcash or its subsidiaries and specified in the Action Facility Agreement.

In addition to the above initial conditions precedent, all drawings under the Action Facility will be subject to the following:

A All representations and warranties to be made or repeated on the date of the drawdown notice or the relevant drawdown date are true and correct and will be true and correct immediately following the drawdown, in each case with reference to the facts and circumstances existing at that time.

B No event of default, potential event of default or event of review is subsisting or will result from the making of the drawdown.

C Delivery of a drawdown request prior to 10:30 am on the day 2 Business Days before the proposed drawdown, and compliance with all other procedural requirements.

2.3 Action Facility Events of Default

The following will be events of default under the Action Facility:

- the occurrence of any acceleration of the debt under the Syndicated Facility;
- Metcash (or Newco) ceases to hold an interest (directly or indirectly) in 100% of the shares in the Action Borrower;
- a Material Adverse Effect;
- any failure to provide the guarantees and securities required by and in accordance with the terms of the Action Facility, whether due to section 260B resolutions not being passed or any other reason;
- a member of the Action Facility Borrower Group fails in any respect to comply with the direction of ANZ pursuant to Undertaking or;
- whilst any revaluation is being carried out as contemplated by Undertaking s ANZ considers (acting reasonably) that the Action Valuation was not accurate in a material respect or that the accounts or other data on which the Action Valuation was based were fraudulently prepared in a material respect and the Action Borrower is unable to satisfy ANZ within 5 Business Days that it has access to adequate financial resources to repay the amount (determined in good faith by ANZ having regard to all information available and the valuation methodology provided for in Undertaking s) that is anticipated would be required to be repaid so as to ensure the amount outstanding under the Action Facility does not exceed a specified percentage of the value of the Action business as determined under the revaluation, on completion of the revaluation; and
- other events of default agreed in the Terms Sheet for the Syndicated Facility and relevant to the Action Facility, as specified below.

The following events of default adapted from the Syndicated Facility term sheet will also be events of default under the Action Facility:

(a) (**Failure to pay**): any Obligor does not pay any amount payable by it at or before the due time on the due date and in the manner specified in any Action Finance Document unless the failure to pay is caused by administrative or technical error and payment is made within 2 Business Days of the due date;

(b) (**Failure to comply**): any Obligor defaults in performing or observing any provision of any Action Finance Document other than a provision requiring the payment of money as contemplated by paragraph (a) above, Undertaking (o) or (r) or any other provision specifically referred to in this section "Events of Default", and if that default is capable of remedy it has not been remedied within 10 Business Days of the earlier of ANZ giving notice of default to the Action Borrower and any Obligor being aware of the default;

(c) (**Untrue warranty**): any representation, warranty or statement made, repeated or taken to been made or repeated in any Action Finance Document or in connection with the Action Facility or any accounts is proved to be untrue in any material respect when made or repeated or deemed to be made or repeated (as the case may be) (a "misrepresentation") and if the circumstances causing such misrepresentation are capable of remedy those circumstances have not been remedied within 10 Business Days of the earlier of ANZ giving notice of the misrepresentation to the Action Borrower and any Obligor being aware of the misrepresentation;

(d) (**Financial covenant**): there is a breach of any of the financial covenants applicable to the Action Facility;

(e) (**Event of Insolvency**): an Event of Insolvency occurs in relation to any member of the Action Facility Borrower Group;

(f) (**Default under other transactions**):

(1) any Financial Indebtedness of any member of the Action Facility Borrower Group exceeding $1,000,000 becomes, or becomes capable of being declared, prematurely due and payable as a result of a default, an event of default or a review event, however described;

(2) any Financial Indebtedness of any member of the Action Facility Borrower Group exceeding $1,000,000 or any sum payable in respect of it is not paid when due or within any applicable grace period;

(3) any Encumbrance relating to any asset of any member of the Action Facility Borrower Group becomes capable of enforcement; or

(4) any Encumbrance which is a floating security over any asset of any member of the Action Facility Borrower Group crystallises into, or otherwise becomes, a fixed or specific security;

(g) (**Proceedings**):

(1) there occurs any litigation or arbitration, or administrative, governmental, regulatory or other investigations, proceedings or inquiry concerning or arising out of the Metoz Scheme, the Metcash Scheme, the Offer or the Action Finance Documents which has or is reasonably likely to have a Material Adverse Effect; or

(2) any one or more judgments or orders is made against any member of the Action Facility Borrower Group involving an aggregate liability in excess of $1,000,000 unless all of those judgments are discharged within 14 days of being made;

(h) (**Intercreditor Agreement**):

(1) any party to the Intercreditor Agreement (other than ANZ) does not comply with the terms of the Intercreditor Agreement or a representation or warranty given by any party to the Intercreditor Agreement is incorrect in any material respect;

(2) the Intercreditor Agreement is not effective or is alleged by a party to it (other than ANZ) to be ineffective;

(3) any party to the Intercreditor Agreement (other than ANZ) repudiates the Intercreditor Agreement or evidences an intention to repudiate it; or

(4) any other event occurs which has a material adverse effect on the rights of ANZ under the Intercreditor Agreement;

(i) (**New Zealand Segregation**): there is a breach of any undertaking in relation to segregation of Foodland New Zealand other than a breach which relates to an undertaking to procure the New Zealand Release, excluding such a breach which relates to paragraph (a) of the definition of New Zealand Release;



(j) (**Void or voidable**): any Action Finance Document is, becomes or is claimed by any Obligor to be void, voidable, unenforceable or of limited force and effect, either in whole or in any material part;

(k) (**Illegality**): at any time it is unlawful for an Obligor to perform any of its obligations under any Action Finance Document;

(l) (**Reduction of Capital**): there is a breach of any undertaking restricting capital reductions, share buy-backs or distributions to shareholders other than by way of ordinary dividends;

(m) (**Cessation or suspension of official quotation**): any Obligor which is listed on the Australian Stock Exchange Limited or on any other stock exchange ceases to be so listed (other than Metcash if the Capital Reorganisation occurs and Newco is listed on ASX and other than Foodland) or trading in its shares is suspended for not less than 10 Business Days;

(n) (**Failure to grant Guarantees**): the initial Action Facility Borrower Group guarantors do not grant guarantees as required;

(o) (**Cessation of business**): an Obligor ceases, or threatens to cease, to carry on all or a material part of its business.

2.4 Action Facility Events of Review

The following will be Events of Review for the purposes of the Action Facility:

- Any change of control of Metcash (or Newco) other than as a result of the Offer or the capital reorganisation of Metcash.
- New Zealand Release is not achieved within 90 days of gaining control of the Foodland board (without prejudice to any event of default).
- NZ Holdco is not listed on ASX within 6 months of first drawdown under the Action Facility.

On the occurrence of an event of review, there will be a 60 day negotiation period and a further 60 day period to refinance if the revised terms of the Action Facility cannot be agreed in good faith.

2.5 Action Facility Representations and Warranties

The following representations and warranties will apply:

(a) all material contracts in full force and effect and complied with;

(b) ownership or acceptable licences of all material intellectual property rights in respect of the Action Facility Borrower Group (other than those to be transferred or licensed as part of the Action Segregation until that transfer or licence is effected) and those intellectual property rights are not being infringed;

(c) compliance with environmental laws where failure to do so would have a Material Adverse Effect;

(d) no financial indebtedness of the Action Facility Borrower Group other than ordinary trading terms and certain permitted indebtedness; and

(e) other representations and warranties agreed in the terms sheet for the Syndicated Facility and relevant to the Action Facility.

2.6 Undertakings

The following undertakings will apply:

(a) no asset disposal other than of the Action Supermarkets in accordance with an agreed divestment process and customary and other exceptions in each case to be agreed;

(b) maintain at least pari-passu ranking of obligations under Action Finance Documents with other unsubordinated Action Facility Borrower Group creditors;

(c) no security other than usual permitted securities;

(d) no further financial indebtedness other than financial indebtedness contemplated in respect of Action Segregation;

(e) no capital reduction or distributions to shareholders;

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(f) provision of management accounts and a certificate signed by two directors confirming financial covenant compliance on a quarterly basis within 30 days of quarter end and for year end, annual accounts which are not formally audited but are verified by an auditor with a certificate signed by the auditor confirming financial covenant compliance within 90 days of year end;

(g) provision of monthly updates on the divestment process;

(h) material contracts to be maintained in full force and effect and complied with;

(i) arm's length trading arrangements with the Metcash Group and the Foodland Group on one hand and the Action Facility Borrower Group;

(j) maintain adequate insurance;

(k) no equity will be released to Metcash (or Newco) or Foodland from the Action Facility Borrower Group until all outstandings have been cleared or otherwise agreed;

(l) on request use reasonable endeavours to procure the counterparty to each material contract consent to the security for the Action Facility (where such consent is necessary under the terms of the material contract) and enter into a tripartite with ANZ acknowledging that enforcement by ANZ of the security will not (of itself) result in a right to terminate the material contract and providing reasonable step-in rights. For the avoidance of doubt each lease of a supermarket will be a material contract;

(m) to the extent not already owned by the Action Borrower, the shares in the companies comprising the Action supermarket business, or the assets of those companies, are to be transferred from Foodland to the Action Borrower promptly after Metcash obtains control of the Foodland board on arm's length commercial terms, taking into account the time required in respect of any necessary financial assistance resolutions;

(n) Metcash to obtain control of the Foodland board within 25 Business Days of drawdown of the Action Facility;

(o) the Action Borrower must prior to the expiry of 10 months from executing the Action Facility Agreement notify ANZ as to whether the Action Facility is to be repaid in full prior to 12 months from executing the Action Facility Agreement;

(p) the Action Facility Borrower Group is to procure that promptly (and no later than 5 days after Metcash has control of the Foodland board or, if financial assistance is involved, no later than the time financial assistance is completed in respect of the granting of the security) Metcash, Foodland and each of their subsidiaries that have contractual or other relationships with any member of the Action Facility Borrower Group or in relation to the Foodland Action Store business enters into an agreement with the members of the Action Facility Borrower Group (the "Service Agreement"), in the form of the agreement provided as a condition precedent, under which they undertake certain obligations in connection with the Action Segregation and the divestment process for the Action stores;

(q) if at any time in relation to the Service Agreement a member of the Action Facility Borrower Group has or should have (if it were acting commercially and reasonably on the basis that an unrelated third party was the counterparty to the Service Agreement) knowledge that an obligation under the Service Agreement is not being complied with or is reasonably likely not to be being complied with, ANZ is to be notified of that occurrence;

(r) if at any time ANZ is aware (whether by notice pursuant to Undertaking q or otherwise) that an obligation under the Service Agreement is not being complied with or is reasonably likely not to be complied with by any member of the Metcash Group or the Foodland Group, ANZ may direct the Action Facility Borrower Group to take action against any of those entities in relation to that breach (in respect of which the action may be of any nature that is consistent with reasonable commercial practice and commensurate with the breach but ANZ may make its decision having regard solely to its own interests and without regard to the interests of the Action Facility Borrower Group);

(s) if at any time a member of the Action Facility Borrower Group has information, based on which it would be reasonable for a person to suspect that the accounts or other information of the Action Facility Borrower Group relating to the Action Valuation were not accurate in a material respect, that member of the Action Facility Borrower Group must immediately disclose that information to ANZ. At that time ANZ may undertake a revaluation of any supermarket existing at drawdown under the Action Facility that is not sold (based on the same valuation methodology used for the Action Valuation, and data verified by the Action Borrower utilising the same verification processes used by Metcash in its valuation of supermarkets for the verification of accounting information) and the Action Borrower will provide ANZ with access to all books and records to effect such revaluation;

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(t) the Action Facility Borrower Group must use reasonable endeavours to achieve Action Segregation as soon as practicable after Metcash obtains control of the Foodland board, and subject to all required board and shareholder resolutions having been passed;

(u) the Action Facility Borrower Group must ensure that prior to Action Segregation the Action Facility Borrower Group does all things necessary and within its control to allow the Action Facility Borrower Group to operate effectively as a standalone business on the same basis as it operated prior to the takeover but on an arm's length basis;

(v) provision of a structure chart showing the Action Facility Borrower Group, including for the avoidance of doubt the companies comprising the Action supermarket business, as soon as practicable after Metcash obtains control of the Foodland board and in any event on or before the date which is 20 Business Days after the date Metcash obtains that control;

(w) other undertakings agreed in the Terms Sheet for the Senior Facility and relevant to the Action Facility; and

(x) compliance with specified financial ratios and undertakings.

3 NZ Facility

3.1 NZ Facility Commitment Letter conditions and termination rights

ANZ's commitment to provide the NZ Facility is subject to the following conditions precedent, as set out in the NZ Facility Commitment Letter:

(a) (**No breach**): there is no breach by Metcash of the terms of the letter which ANZ considers to be material;

(b) **(Documentation**): the NZ Finance Documents being executed by all relevant parties and being in form and substance satisfactory to ANZ having regard to the term sheet for the NZ Facility and the satisfaction of the conditions precedent in the NZ Finance Documents;

(c) (**No material adverse effect**): nothing having occurred from the date of the NZ Facility Commitment Letter to the date of execution of the NZ Finance Documents that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of the Foodland New Zealand Companies, taken as a group, that would reasonably be expected to have a material adverse effect on a successful syndication of the NZ Facility, if it were to be syndicated;

(d) (**No market material adverse effect**) nothing having occurred from the date of the NZ Facility Commitment Letter to the date of execution of the NZ Finance Documents in the national or international financial, banking or capital markets which, in the reasonable opinion of ANZ, may, if the NZ Facility were to be syndicated, reasonably be expected to have a material adverse effect on the successful syndication of the NZ Facility; and

(e) certain other conditions that have already been satisfied at the date of the Bidder's Statement.

In addition, if the Independent Expert's Report provided in relation to the Offer, discloses any matter that is materially different to the assumptions and parameters upon which ANZ has provided the commitment under the NZ Facility Commitment Letter, ANZ may (in its absolute discretion) revise the terms and conditions (including, but not limited to, pricing) on which the NZ Facility is offered and amend the term sheet for the NZ Facility accordingly.

In addition, ANZ may by notice to Metcash terminate its obligations under the NZ Facility Commitment Letter and the term sheet attached to it if:

(a) the Offer or the related transactions are cancelled in their entirety by Metcash or for whatever reason do not occur;

(b) the NZ Facility Agreement is not in a form agreed by ANZ and Metcash by 15 April 2005 (or, following a reasonable request by Metcash for an extension of this date, such later date agreed in writing between ANZ and Metcash, each acting in good faith and subject to ANZ obtaining any further credit or underwriting approvals, as may be necessary);

(c) the NZ Facility Agreement is not signed in the form agreed as referred to in paragraph (b) above by all parties to it by the Execution Date. For the purposes of this paragraph (c) the "Execution Date" means the first to occur of:

(1) 4 August 2005; and

(2) the date which is 25 Business Days (being days on which banks are open for business generally in Sydney) after the date on which Metcash has acceptances that would give it a relevant interest in at least 90% (by number) of each class of share issued by Foodland and has the right to compulsorily acquire all of the remaining shares of each class issued by Foodland,

or, following a reasonable request by Metcash for an extension of this date, such later date agreed in writing between ANZ and Metcash, each acting in good faith and subject to ANZ obtaining any further credit or underwriting approvals, as may be necessary;

(d) Metcash fails to comply with any of its obligations under the NZ Facility Commitment Letter which ANZ considers to be material;

(e) any information provided by Metcash or its advisers to ANZ is inaccurate or incomplete in any material respect;

(f) any of the conditions of the commitment referred to above are not satisfied; or

(g) Metcash fails to disclose any fact or information to ANZ which might reasonably be relevant to their decision to provide the NZ Facility.

In addition, ANZ may by notice to Metcash terminate its obligations under the NZ Facility Commitment Letter to provide the NZ Facility if from the date of the NZ Facility Commitment Letter to the date of execution of the NZ Facility Agreement anything occurs that would reasonably be expected to have a material adverse effect on the financial position, assets, revenues, business or prospects of the Foodland New Zealand Companies taken as a whole that would reasonably be expected, if the NZ Facility were to be syndicated, to have a material adverse effect on the successful syndication of the NZ Facility.

3.2 NZ Facility conditions precedent

The conditions precedent to drawing on the NZ Facility are:

(a) the provision of a verification certificate from the NZ Borrower and each other Foodland NZ Company attaching its constitution, board resolutions, shareholder approvals for the grant of financial assistance, powers of attorney, specimen signatures and making statements on corporate authorisations and other matters usual for a facility of the nature of the NZ Facility;

(b) the provision of executed documentation, including an undertaking from Metcash to procure the transfer or licensing of relevant Foodland intellectual property to the Foodland New Zealand Companies and any intercreditor agreement required by ANZ with any other secured lender of the Foodland New Zealand Companies and (if required) security;

(c) a legal opinion addressed to ANZ;

(d) satisfactory legal review of information on the NZ Borrower and each other Foodland NZ Company available on public registers;

(e) provision of certified copies of all authorisations;

(f) the delivery of a compliant drawdown notice;

(g) payment of all fees;

(h) the release of all security and guarantees granted by the Foodland NZ Companies to any non-continuing lender;

(i) provision of the Independent Expert's Report prepared for the Offer;

(j) evidence that the Offer has become unconditional, including that Metcash has a relevant interest in at least 90% (by number) of each class of shares issued by Foodland and has the right to compulsorily acquire all of the remaining shares of each class issued by Foodland;

(k) that the terms of the shares issued in Metcash that relate to Foodland New Zealand and the Offer as it relates to Foodland New Zealand are consistent with the Bidder's Statement;

(l) such other information as reasonably requested by ANZ; and

(m) no event of default or potential event of default under the NZ Facility Agreement (other than an event of default or potential Event of Default which is a cross default or potential cross default) and all representations and warranties being true and correct.

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3.3 NZ Facility Events of Default

The NZ Facility will have events of default typical for a facility of the nature of the NZ Facility, addressing:

(a) non-payment of amounts due;

(b) failure to comply with other obligations which continues unremedied for 14 days;

(c) representations and warranties are untrue or misleading in any material respect and not remedied within 14 days;

(d) failure to comply with the undertaking in relation to New Zealand Segregation;

(e) cross default exceeding A$5 million;

(f) enforcement against security interests;

(g) insolvency;

(h) a receiver being appointed;

(i) the cessation of business;

(j) vitiation of documents;

(k) any authorisations cease to be binding and this has or is likely to have a material adverse effect;

(l) a material adverse effect;

(m) a change in control other than as a result of the Offer, or the capital reorganisation of Metcash, or the listing of Foodland New Zealand as proposed under the Offer;

(n) all intellectual property related to the business of a Foodland NZ Company which prior to the Offer is owned by Foodland or one of its subsidiaries is not owned or licensed (on a perpetual, irrevocable, fee free basis so that the Foodland NZ Company has the sole entitlement to use and dispose of the intellectual property as if it were the legal owner or on such other basis as is agreed by ANZ) within 14 days of Metcash having (either legally or by agreement) board control of Foodland;

(o) a reduction in capital; and

(p) failure to provide the required guarantees and security, whether due to financial assistance procedures not being complied with or for any other reason.

3.4 NZ Facility Representations and Warranties

The NZ Facility will include representations and warranties typical for a facility of the nature of the NZ Facility, addressing:

(a) the legal status of the NZ Borrower and the other Foodland NZ Companies;

(b) power and capacity of the NZ Borrower and the other Foodland NZ Companies;

(c) corporate authority and binding obligations;

(d) compliance with laws and all other documents where failure to do so has or is likely to have a material adverse effect;

(e) accounts are true and fair;

(f) no event of default or undisclosed potential event of default under the NZ Facility Agreement;

(g) at least pari-passu ranking of obligations under the NZ Facility with other unsubordinated obligations;

(h) no contravention of laws which has or is likely to have a material adverse effect;

(i) no litigation which has or is likely to have a material adverse effect;

(j) the NZ Borrower and the other Foodland NZ Companies not being immune from suit;

(k) that the NZ Borrower and the other Foodland NZ Companies are not acting as Trustees;

(l) corporate benefit;

(m) beneficial ownership of assets;

(n) all authorisations having been obtained and maintained where failure to obtain and maintain any such authorisation has or is likely to have a material adverse effect;

(o) all information provided being correct and not misleading in any material respect;

(p) all material intellectual property owned or appropriately licensed (save as contemplated by the corresponding event of default);

(q) all subsidiaries of the NZ Borrower having been disclosed to ANZ and being guarantors; and

(r) other representations and warranties which are usual for a facility of this nature and subject to materiality thresholds and such exceptions and qualifications as are agreed.

3.5 NZ Facility Undertakings

Undertakings typical for a facility of this nature, addressing:

(a) provision of monthly management accounts, semi-annual unaudited accounts and annual audited accounts on a consolidated basis for the Foodland NZ Companies and any other financial and other information reasonably requested by ANZ;

(b) provision of a compliance certificate with the accounts in relation to the financial undertakings;

(c) notification of an event of default or potential event of default under the NZ Facility Agreement and proposed remedy;

(d) notification of litigation or tax claims that have or are likely to have a material adverse effect;

(e) maintaining authorisations and observing obligations and complying with laws where failure to do so has or is likely to have a material adverse effect;

(f) procuring the listing on the ASX in accordance with requirements (if any) of the NZ Shares issued by Metcash;

(g) Metcash to obtain control of the Foodland board within 30 days of drawdown of the NZ Facility;

(h) procuring that a standard tripartite agreement (for example, no rights to terminate if ANZ enforces repayment of the NZ Facility, cure periods for rectifying breaches by the Foodland NZ Companies), on terms acceptable to the Senior Lenders, is entered into as soon as practicable for material contracts with the Metcash Group or the Foodland Group;

(i) maintaining appropriate insurance;

(j) negative pledge subject to appropriate permitted securities;

(k) no new financial indebtedness other than:

(1) ordinary trading terms;

(2) ordinary working capital and transactional facilities; and

(3) the refinancing of other facilities in place as at financial close that expire in the ordinary course in accordance with their terms,

provided that the financial indebtedness of the Foodland NZ Companies (including under the NZ Facility and the working capital and transactional facilities and the refinanced facilities) is not, at any time, more than NZ$440 million (subject to an agreed carve-out in respect of certain possible finance leases);

(l) no disposal of assets;

(m) no merger or change of business;

(n) no acquisitions;

(o) appropriately maintain assets;

(p) no termination of material contracts and no material amendment of material contracts;



(q) no distributions, other than the payment of a dividend of 60% of net profit after tax (NPAT) in respect of the period for which the dividend is paid;

(r) any new subsidiaries of a Foodland NZ Company to grant a guarantee and security consistent with that granted by other Foodland NZ Companies;

(s) no partnerships or joint ventures to be created or entered into on or after financial close and all subsidiaries to be wholly owned;

(t) arm's length trading arrangements between the new Metcash Group Foodland Group and Foodland New Zealand;

(u) use of reasonable endeavours to achieve New Zealand Segregation as soon as practicable after Metcash obtains (either legally or by agreement) board control of Foodland, and subject to all required board and shareholder resolutions having been passed;

(v) ensure that prior to New Zealand Segregation the Foodland NZ Companies do all things necessary and within their control to allow Foodland New Zealand to operate effectively as a standalone business on the same basis as it operated prior to the Offer but on an arm's length basis;

(w) other undertakings which are usual and customary for a facility of this nature and subject to materiality thresholds and such exceptions and qualifications as are agreed; and

(x) compliance with specified financial ratios and undertakings.

4 Definitions

The following definitions are relevant in relation to this annexure only.

Accepted Accounting Practices means the accounting practices and standards generally accepted in Australia.

Action Facility Borrower Group means the Action Borrower and its subsidiaries and, pending the transfer of their shares to the Action Borrower in accordance with relevant undertakings in the Action Finance Documents, includes each Action Company.

Action Lender means ANZ as lender under the Action Facility.

Action Segregation means the segregation of the Foodland Action Store business from the rest of the Foodland Group in accordance with an agreed set of principles.

Action Valuation means a valuation of the Foodland Action Store business in accordance with an agreed methodology to be undertaken within 30 days of Metcash obtaining board control of Foodland.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for business generally in Sydney.

Encumbrance means a mortgage, charge, pledge, lien, encumbrance, security interest, title retention, preferential right, trust arrangement, contractual right of set off or any other security agreement or arrangement in favour of any person.

Event of Insolvency means:

(a) a controller (as defined in section 9 of the Act), administrator or similar officer is appointed in respect of a person or any asset of a person;

(b) a liquidator or provisional liquidator is appointed in respect of a corporation;

(c) any application (not being an application withdrawn or dismissed within 7 days) is made to a court for an order, or an order is made, or a meeting is convened, or a resolution is passed, for the purpose of:

(1) appointing a person referred to in paragraph (a) or (b) of this definition;

(2) winding up or dissolving a corporation; or

(3) proposing or implementing a scheme of arrangement (other than the Metoz Scheme, the Metcash Scheme and the Metcash Option Scheme);

(d) a moratorium of any debts of a person or any other assignment, composition or arrangement (formal or informal) with a person's creditors or any similar proceeding or arrangement by which the assets of a person are subjected conditionally or unconditionally to the control of that person's creditors or a trustee, is ordered, declared or agreed to, or is applied for and the application is not withdrawn or dismissed within 7 days;

(e) any writ of execution, garnishee order, mareva injunction or similar order, attachment, distress or other process is made, levied or issued against or in relation to any asset of a person with a value greater than $1,000,000, unless it is contested in good faith and is discharged within 10 Business Days;

(f) a person becomes, or admits in writing that it is, is declared to be or is taken under any applicable law to be, insolvent or unable to pay its debts; or

(g) anything analogous to anything referred to in paragraphs (a) to (f) inclusive of this definition, or which has substantially similar effect, occurs with respect to a person under any other law.

Financial Indebtedness of a person means any liability or indebtedness (whether present or future, actual or contingent) of that person for or in respect of:

(a) money borrowed or raised and debit balances at banks or financial institutions;

(b) its obligations as lessee under any lease which in accordance with Accepted Accounting Practices would be treated as a finance or a capital lease;

(c) any indemnity obligation in respect of any guarantee, indemnity, bond or letter of credit or similar instrument issued by a financial institution;

(d) any guarantee, indemnity, letter of credit or similar assurance in respect of financial loss given in connection with any Financial Indebtedness of another person;

(e) any amount payable in connection with the redemption of any redeemable preference share issued by that person;

(f) amounts raised under or in connection with any bill acceptance, endorsement or discounting arrangement;

(g) amounts raised under or in connection with any bond, debenture, note, loan stock or similar instruments;

(h) receivables sold or discounted (other than to the extent they are sold on a non-recourse basis);

(i) any futures contract, forward exchange or forward purchase contract, any swap, hedge, cap, collar, ceiling or floor or option contract in respect of any currency, interest rates or any commodity or any similar transaction, in each case using the then mark to market value;

(j) the acquisition cost of any asset to the extent payable before or after the time of acquisition or possession where the advance or deferred payment is arranged primarily as a method of raising finance or financing the acquisition of that asset; or

(k) amounts raised under any other transaction or series of transactions having the commercial effect of a borrowing or raising of money.

Guarantor means a guarantor of the Senior Facilities or the Action Facility as the case requires (see Section 17.4 of the Bidder's Statement). The initial Guarantors must include each of Metcash's wholly owned subsidiaries at the date of signing of the Senior Facilities Agreement or Action Facility Agreement (other than NZ Holdco and, in the case of the Action Facility, the Action Borrower) and, in the case of the Action Facility, Metcash.

Material Adverse Effect means in respect of the Syndicated Facility or the Action Facility (as the case may be required):

(a) a material adverse effect on the ability of any Obligor to perform its payment or other material obligations under any Senior Finance Document or Action Finance Document (as the case requires);

(b) a material adverse effect on the business, assets, financial condition or prospects of the Senior Facility Borrower Group or the Action Facility Borrower Group (as the case requires) taken as a whole; or



(c) any effect which results in or could result in any Senior Finance Document or Action Finance Document (as the case requires) not being legal, valid and binding on, and enforceable substantially in accordance with its terms against, any party to that finance document in a manner and to an extent reasonably considered by ANZ to be materially adverse to the interests of the Senior Lenders or itself as lender under the Action Facility (as the case requires).

New Zealand Release means the date on which Foodland Australia has:

(a) been released from any liability in respect of guarantees or other obligations in respect of Financial Indebtedness of Foodland New Zealand;

(b) been released from any guarantees or other obligations in respect of compliance by Foodland New Zealand of any lease or contract;

(c) been released from liability in respect of any letter of credit or bank guarantee issued for the benefit of Foodland New Zealand or any other credit support provided on behalf of Foodland New Zealand;

(d) been released from any other material obligation in respect of Foodland New Zealand;

(e) been repaid any loan from Foodland Australia to Foodland New Zealand in an aggregate amount equal to Foodland Australia's external Financial Indebtedness (with the remainder of such loans being converted into equity in Foodland New Zealand);

(f) been returned to it any cash collateral provided to a third party on behalf of Foodland New Zealand;

(g) ceased to have any other material insolvency risk in connection with Foodland New Zealand; and

(h) ceased to provide any other material support, assistance or subsidy to Foodland New Zealand (which for the avoidance of doubt does not require termination of trading contracts between Foodland Australia and Foodland New Zealand entered into in the ordinary course of business on arm's length terms).

New Zealand Segregation means the segregation of Foodland New Zealand from Foodland and its Australian subsidiaries in accordance with an agreed set of principles.

Obligor means, in respect of the Syndicated Facility or the Action Facility, the borrower (being Metcash) or the Action Borrower (as the case requires) and each Guarantor of that Facility.

Senior Facilities means the Syndicated Facility and the Working Capital Facility.

Senior Facilities Borrower Group means Metcash (or, if the Capital Reorganisation proceeds, Newco) and each of its subsidiaries other than the Foodland NZ Companies and, in certain circumstances where the Action Facility is outstanding, the Action Companies.

Senior Finance Party means a Senior Lender, a hedge counterparty in respect of the Senior Facilities or ANZ as underwriter of or facility agent for the Syndicated Facility.

Senior Lender means a lender under the Senior Facilities.

Successful Syndication means successful syndication of the Syndicated Facility, as defined in the Syndicated Facility Commitment Letter.

Syndicated Facility Agent means the facility agent under the Syndicated Facility, being ANZ.

Australian Securities and Investments Commission
Corporations Act 2001 – Subsection 741(1) – Declaration

Pursuant to subsection 741(1) of the Corporations Act (the **Act**) the Australian Securities and Investments Commission (**ASIC**) declares that Chapter 6D applies to the person specified in Schedule A in the case specified in Schedule B as if section 707 of the Act were modified or varied by omitting subsections 707(3) and (4) and substituting:

"(3) An offer of a body's securities for sale within 12 months after their issue needs disclosure to investors under this Part if the body issued the securities:

(a) without disclosure to investors under this Part; and

(b) with the purpose of the person to whom they were issued:

(i) selling or transferring them; or

(ii) granting, issuing or transferring interests in, or options or warrants over, them;

and section 708 or 708A does not say otherwise.

(4) Unless the contrary is proved, a body is taken to issue securities with the purpose referred to in paragraph 3(b) if any of the securities are subsequently sold, or offered for sale, within 12 months after their issue."

Schedule A

Any person who makes an offer for sale of the kind referred to in Schedule B of ordinary shares in The Newco Project X Limited ACN 112 073 480 (**Newco**).

Schedule B

Offers of ordinary shares in Newco (**Newco Shares**) for sale within 12 months after their issue, where:

(i) those Newco Shares were issued by reason of the exchange of A class preference shares (**Metcash A Shares**) issued by Metcash Trading Limited ACN 000 031 569 (**Metcash**) for Newco Shares, pursuant to the terms of issue of the Metcash A Shares; and

(ii) those Metcash A Shares were issued as consideration under an off-market takeover bid by Metcash for all of the shares in Foodland Associated Limited ACN 008 667 650 (**Offer**) in respect of which a bidder's statement was lodged with ASIC on or about 21 January 2005 (**Bidder's Statement**);

(iii) the Bidder's Statement includes all material specified in Items 1 and 2 of the table in subsection 710(1) of the Act in relation to the Metcash A Shares,

Newco Shares and any other underlying security for which Metcash A Shares may be exchanged.

Dated this 21st day of January 2005



....

Signed by Rachel Howitt
as a delegate of the Australian Securities and Investments Commission

Australian Securities and Investments Commission
Corporations Act 2001 – Subsection 655A(1) – Exemption

Under paragraph 655A(1)(a) of the Corporations Act 2001 ("Act"), the Australian Securities and Investments Commission ("ASIC") exempts the person named in Schedule A in the case referred to in Schedule B from compliance with subsection 654A(1) of the Act in respect of any disposal of the securities by the Bidder by reason only of the withdrawal by a person to whom the takeover offer is made of that person's acceptance of the offer in accordance with the terms of the offer, on the conditions specified in Schedule C for so long as those conditions are met.

And under paragraph 655A(1)(b) of the Act, ASIC declares that Chapter 6 of the Act applies to the person specified in Schedule A in the case specified in Schedule B as if:

1 subsection 650A(1) were modified by inserting at the end of that subsection the words *"or by terminating a right to withdraw acceptances";*

2 paragraph 653B(1)(a) were modified by inserting at the end of subparagraph (ii) the words *"unless that acceptance has been withdrawn"*;

Schedule A

Metcash Trading Limited ACN 000 031 569 ("Bidder")

Schedule B

A takeover bid by the Bidder for all the ordinary shares in Foodland Associated Limited ACN 008 667 650 ("Target"), in relation to which a bidder's statement will be lodged on or about 21 January 2005, where the offer includes a right to withdraw acceptances ("Withdrawal Rights") on the following terms:

(a) Persons to whom the offer was made ("Target Shareholders") may withdraw acceptances by notice in writing at any time before:

(i) the Bidder announcing that its minimum acceptance condition has been satisfied;

(ii) the end of the offer period,

whichever occurs first.

Schedule C

(a) A copy of the form that is to be used to exercise Withdrawal Rights ("Withdrawal Form") is included in or attached to the bidder's statement that is dispatched to all Target Shareholders ("Bidder's Statement");

(b) The Withdrawal Form and Bidder's Statement clearly disclose the way in which Withdrawal Rights can be exercised;

(d) Withdrawal Rights cannot be reinstated by the Bidder after they have been terminated.

Signed this 21st day of January 2005



Rachel Howitt
as a delegate of the Australian Securities and Investments Commission

IGA DISTRIBUTION, AUSTRALIAN LIQUOR MARKETERS, CAMPBELLS CASH & CARRY, IGA DISTRIBUTION, AUSTRALIA

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